Form 40-F
period 2003-05-31
LORUS THERAPEUTICS INC
filed 2003-11-19
CIK 882361

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 40-F

(Check One)


[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended May 31, 2003         Commission file number: 000-19763
                          ------------                                 ---------



                             LORUS THERAPEUTICS INC.
             (Exact name of registrant as specified in its charter)

              ONTARIO                                 2836                             NOT APPLICABLE
(Province or other jurisdiction of        (Primary Standard Industrial                (I.R.S. Employer
  incorporation or organization)           Classification Code Number              Identification Number
                                                (if applicable))                      (if Applicable))

                 2 MERIDIAN ROAD, TORONTO, ON., CANADA, M9W-4Z7
                                 (403) 798-1200
   (Address and Telephone Number of Registrant's Principal Executive Offices)

        237 PARK AVENUE, NEW YORK, NEW YORK, 10017.3142, (212) 880-6000
            (Name, Address (Including Zip Code) and Telephone Number
        (Including Area Code) of Agent For Service in the United States)


Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class                   Name of each exchange on which registered
-------------------                   -----------------------------------------

NONE                                                 NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES (NO PAR VALUE)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual Information Form             [X] Audited Annual Financial Statements


     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     171,517,341 COMMON SHARES

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                       Yes [ ]                No [X]

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                       Yes [X]                No [ ]


             DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

     See the Exhibit Index to this registration statement on Form 40-F for a list of the documents that form a part hereof.


                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING.

     Lorus Therapeutics Inc. (the "Company") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.


B.   CONSENT TO SERVICE OF PROCESS.

     The Company has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                TABLE OF CONTENTS

                                                                                      Sequential Page
Item      Description                                                                      Number
-------   -----------                                                                 ---------------
  1.      Annual Information Form of the Registrant dated October 17, 2003 for               1
           the fiscal year ended May 31, 2003.

  2.      Management's Discussion and Analysis of Financial Condition and
           Results of Operations.                                                           30

  3.      Consolidated financial statements for the fiscal year ended May 31,
           2003 and the auditors' report thereon (Note 14 to the Consolidated
           Financial Statements relates to United States Accounting Principles
           and Reporting (U.S. GAAP)).                                                      38

  4.      Evaluation of Disclosure Controls and Procedures.                                 54

  5.      Exhibits

                             LORUS THERAPEUTICS INC.

                             ANNUAL INFORMATION FORM


                         FISCAL YEAR ENDED MAY 31, 2003
                                OCTOBER 17, 2003

                               TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS ....................................................    3
DOCUMENTS INCORPORATED BY REFERENCE ...........................................    3
THE COMPANY ...................................................................    4
BUSINESS OF THE COMPANY .......................................................    4
  OVERVIEW ....................................................................    4
  CANCER THERAPY TECHNOLOGIES .................................................    5
PRINCIPAL PRODUCTS ............................................................    6
  VIRULIZIN(R) ................................................................    6
  ANTISENSE ...................................................................   10
  SMALL MOLECULE CHEMOTHERAPIES ...............................................   12
  OTHER TECHNOLOGIES ..........................................................   14
BUSINESS STRATEGY .............................................................   14
MANUFACTURING .................................................................   14
INTELLECTUAL PROPERTY AND PROTECTION OF CONFIDENTIAL INFORMATION AND TECHNOLOGY   14
LICENCE AGREEMENTS ............................................................   15
REGULATORY REQUIREMENTS .......................................................   16
REGULATORY STRATEGY ...........................................................   18
CO-DEVELOPMENT, MARKETING AND DISTRIBUTION ....................................   19
COMPETITION ...................................................................   19
HUMAN RESOURCES ...............................................................   20
PROPERTIES ....................................................................   20
SELECTED AUDITED CONSOLIDATED FINANCIAL INFORMATION ...........................   21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS .....................   22
SHARE CAPITAL AND MARKET FOR SECURITIES .......................................   22
DIRECTORS AND OFFICERS ........................................................   23
ADDITIONAL INFORMATION ........................................................   26
GLOSSARY ......................................................................   27

          Unless otherwise noted or the context indicates otherwise (i) the information appearing herein is stated as at October 17, 2003 (ii) all dollar amounts referred to in this document are references to Canadian dollars and
(iii) the terms "Lorus", "we", "us", "our", "the Company", and similar expressions, refer to Lorus Therapeutics Inc. together with our subsidiaries.

          Virulizin(R) is a trademark of the Company. All other trademarks or trade names referred to in this Annual Information Form are the property of their respective owners.


                           FORWARD LOOKING STATEMENTS

          This annual information form and documents incorporated by reference contain forward-looking statements, which are based on the Company's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Readers are cautioned that all forward-looking statements herein involve risks and uncertainties, including, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings annual information forms and, annual reports. These factors should be carefully considered and readers should not place undue reliance on our forward-looking statements. Actual events may differ materially from our current expectations due to risks and uncertainties.


                       Documents Incorporated By Reference

          The following documents are incorporated by reference in this annual information form (the "Annual Information Form") of Lorus Therapeutics Inc.:

          (a) our management's discussion and analysis of financial condition and results of operations for the fiscal year ended May 31, 2003 (the "MD&A") found at pages 8 to 12, inclusive, of our annual report for fiscal 2003 (the "Annual Report");

          (b) our audited consolidated balance sheets as at May 31, 2003 and 2002 and the audited consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended May 31, 2003 and the notes thereto, together with the auditors' report thereon dated July 3, 2003 (collectively, the "2003 Financial Statements") found at pages 13 to 24, inclusive, of the Annual Report; and

          (c) our management information circular dated October 17, 2003 (the "Circular") prepared in connection with the November 20, 2003 annual meeting of the shareholders of Lorus Therapeutics Inc., other than the sections entitled "Composition of the Governance Committee", "Report on Executive Compensation" and "Performance Graph".

          The MD&A and the 2003 Financial Statements, in their entirety, are incorporated by reference in, and form part of, this Annual Information Form. Specific portions of the Circular are incorporated by express reference in, and form part of, this Annual Information Form. Those portions of the Circular not so incorporated by express reference do not form part of this Annual Information Form.

                                   THE COMPANY

          Lorus Therapeutics Inc. was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc. On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in the Company becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date. On August 25, 1992, Lorus changed its name to IMUTEC Corporation. On November 27, 1996, the Company changed its name to Imutec Pharma Inc., and on November 19, 1998, the Company changed its name to Lorus Therapeutics Inc.

          The address of our head and principal office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

          Lorus' subsidiaries are GeneSense Technologies Inc. ("GeneSense"), a corporation incorporated under the laws of Canada of which Lorus owns 100% of the issued and outstanding share capital and NuChem Pharmaceuticals Inc. ("NuChem"), a corporation incorporated under the laws of Ontario of which Lorus owns 80% of the issued and outstanding share capital.


                             BUSINESS OF THE COMPANY

OVERVIEW(1)

          We are a life sciences company focused on developing effective anti-cancer therapies with low toxicity. We believe that we have established a diverse anti-cancer product pipeline, supported by a growing intellectual property portfolio. Our product pipeline is based on different platform technologies in late pre-clinical or clinical stages of development and on other technologies in research or early pre-clinical study. We seek to develop cancer therapies that have low or no toxicity and, to date, our clinical and pre-clinical data indicate a high safety profile for products in our pipeline. Our business strategy includes developing our products alone or in collaboration with third parties. Such collaborations may include partnering, in- or out-licensing or a combination of these strategies.

          Lorus seeks to reduce the risk associated with individual products or single technology platforms by pursuing a wide variety of promising anti-cancer compounds derived from different platform technologies. Lorus' objective is to develop compounds that are efficacious and have low-toxicity, ensuring the drugs will be well tolerated by patients and will be able to be tested in combination with other approved compounds on the market.

          From January 1987 to December 1997, we focused our efforts solely on the development of Virulizin(R), a potential new drug functioning as a biologic response modifier for the treatment of cancer. In November 1997 we, through NuChem, sub-licensed, on an exclusive world-wide basis until the later of patent expiry or marketing approval, from Ion Pharmaceuticals, Inc. ("Ion") (a wholly-owned subsidiary of Sheffield Pharmaceuticals, Inc.) analogues of clotrimazole ("CLT"), a molecule with anti-angiogenic and anti-proliferative properties, for anti-cancer indications as well as actinic keratosis. In 2003, we announced that we had licensed through NuChem, this technology platform to Cyclacel Limited, a UK based pharmaceutical company. See "Principal Products--Small Molecule Chemotherapies--Arrangements with Cyclacel".

          On October 29, 1999, we acquired all of the issued and outstanding shares of GeneSense (the "GeneSense Acquisition"), a private biopharmaceutical company that specializes in developing novel

--------
(1) For ease of reference, a glossary of terms used in this Annual Information Form can be found beginning on page 27.

oligonucleotide therapeutics for cancer and infectious diseases. Pursuant to the GeneSense Acquisition, we obtained two anti-cancer products in late-stage, pre-clinical development, in addition to several other products in the research stage. We believe that the GeneSense Acquisition also added depth to our research and development capabilities.

          As a consequence of the GeneSense Acquisition, we now hold an exclusive world-wide license from the University of Manitoba and Cancer Care Manitoba (formerly The Manitoba Cancer Treatment and Research Foundation) to develop certain oligonucleotide technologies. Antisense technology, one of the oligonucleotide technologies, works at the genetic level to interrupt the process by which disease-causing proteins are produced in order to treat a wide range of diseases, including cancer and infectious diseases.


CANCER THERAPY TECHNOLOGIES

CANCER BIOTHERAPY

          Chemotherapeutic drugs have been a major medical treatment for cancer, particularly metastatic cancer, for the past 30 years. However, a wide range of new cancer drugs have been developed by biotechnology companies that help improve patients' quality of life. Unlike chemotherapies which are chemically based, these new drugs are biological, based on naturally occurring proteins or genetic material. The biotherapies in development include immunotherapy, gene therapy, and angiogenesis inhibitors. While chemotherapy drugs are typically toxic and delivered systemically, these biological agents are targeted to the tumor and, more specifically, to individual molecules or genes. These agents promise to have few and only mild side effects which means that, in theory, larger, and therefore more effective, doses can be administered.

          Our lead products span three classes of anti-cancer therapies: (i) immunotherapy, based on macrophage stimulating biologic response modifiers; (ii) antisense therapies, based on synthetic segments of DNA designed to bind to the messenger RNA (mRNA) that is responsible for the production of proteins over-expressed in cancer cells, and (iii) small molecule chemotherapies targeting anti-angiogenic, anti-proliferative and anti-metastatic pathways. We have a number of other anti-cancer technologies in the research and pre-clinical stages of development, including gene therapy and U-Sense technology.

          Lorus' product pipeline is illustrated below, summarizing the stage of development of our products.

                             LORUS PRODUCT PIPELINE


                      (PRODUCT DEVELOPMENT PIPELINE GRAPH)


                               PRINCIPAL PRODUCTS

VIRULIZIN(R)

          Immunotherapy is a form of treatment that stimulates the body's immune system to fight diseases such as cancer. Tumor cells in cancer present antigens, or markers, on their surfaces that can be recognized by the immune system. Once these antigens stimulate the immune response, macrophages (and other immune cells) become activated, leading to the production of a variety of cytokines (proteins involved in the immune response), which promote and enhance the immune system's ability to recognize and attack tumor cells.

          The human immune system and the body's other protective cellular and molecular systems constitute a complex network of organs, tissues and cells which protect the body against foreign substances such as viruses, foreign tissue and cancer. Appropriate immune system response is critical to both health and survival. When the immune system functions properly, the system recognizes and effectively eliminates foreign substances. Conversely, inadequate or suppressed immune function may result in disease and, possibly, death. When inadequate or suppressed immune function occurs, modification or enhancement of the immune system may restore normal function. Immune system modification or enhancement may be achieved through the use of therapeutic products that stimulate or activate the immune system to achieve a desired response.

          In recent years, a major focus of the biotechnology industry has been to develop naturally occurring human therapeutics, which are referred to broadly as biologic response modifiers ("BRMs"), and are so described because they are able to influence certain cellular events in the body. Many different substances are classified as BRMs and they have varied biological activities. Some of the major categories of BRMs include interferons (naturally occurring proteins capable of killing cancer cells or inhibiting their growth), interleukins (growth factors that stimulate cells of the immune system to fight cancer) and cytokines (substances produced by immune system cells, usually to send messages to other cells). BRMs have applications in a variety of diseases, including cancer, and are currently being employed in the area of cancer immunotherapy. BRMs may be used alone, in various combinations with other BRMs, or as adjuncts to other therapies.

          Virulizin(R), Lorus' immunotherapeutic drug, has been shown to act by enhancing cell mediated immune responses. Virulizin(R) activates microphages, which in turn activate natural killer cells. Both cell types release anti-tumour cells. Types of white blood cells, monocytes and macrophages are key players in the immune response to foreign invaders, including tumor cells. When macrophages and monocytes are activated, they produce proteins called cytokines, which have the ability to kill tumor cells directly. Virulizin(R) stimulates the release of tumor necrosis factor (TNF-alpha), one type of cytokine, in immune cells to induce apoptosis (programmed cell death) of tumor cells. It is likely that because the drug works by encouraging the immune system to attack the cancer, rather than killing the cancerous cells itself, studies suggest that Virulizin(R) produces fewer negative side effects than commonly used chemotherapy agents.


          PRE-CLINICAL TESTING

          Toxicity studies conducted at independent laboratories have shown Virulizin(R) to have a good safety profile. No demonstrable LD50 was determined during these studies, and repeated administrations of Virulizin(R) did not result in organ system toxicities. In November 1998, additional preclinical data on the efficacy of Virulizin(R) was obtained from studies performed at the University of Nebraska Medical Center. We performed these supporting studies to determine the efficacy of Virulizin(R) in connection with gemcitabine, an Eli Lilly product that is the standard for first-line treatment of pancreatic cancer, in a human tumor xenograft model commonly used for pancreatic cancer. After extended daily administration, Virulizin(R) significantly inhibited tumor growth in this model compared to a placebo. Virulizin(R) also showed a trend towards an additive anti-tumor activity when combined with gemcitabine.

          In January 2001, Lorus reported that Virulizin(R) demonstrated better anti-tumor activity in mice containing human breast cancer tumor cells than Taxol, one of the current standard treatments available for breast cancer. Additional findings revealed that the most outstanding anti-tumor activity occurred when Virulizin(R) and Taxol were used in combination. Also, in August 2001, we announced pre-clinical results of Virulizin(R) at the international conference Drug Discovery Technology 2001. The results of four independent tests with mice inoculated with human large cell lung carcinoma cells, small cell lung carcinoma cells, ovarian adenocarcinoma cells and prostatic carcinoma cells showed significant improvement over the current standard of treatment or the saline control.


          CLINICAL DEVELOPMENT PROGRAM

          Our clinical trials were primarily established to determine the safety and efficacy of Virulizin(R) as a single therapeutic agent for treating the most serious or life threatening cancer indications. These clinical trials involved Stage III and Stage IV cancer patients who had been diagnosed with cancers that were life-threatening and for which there were no established effective therapies. Approximately 250 patients had been enrolled in the clinical trials conducted in the United States, Canada, and Mexico and others have received Virulizin(R) through Lorus' special access program.

          Lorus received orphan drug designation from the United States Food and Drug

Administration ("FDA") in February 2001 for Virulizin(R) in the treatment of pancreatic cancer. Orphan drug status is awarded to drugs used in the treatment of a disease that afflicts less than 200,000 patients annually in the United States to encourage research and testing. Incentives for orphan product development include seven year marketing exclusivity for orphan drug sponsors, tax incentives and research grants. Approval of an orphan designation request does not, however, alter the regulatory requirements for obtaining marketing approval.

          In April 2002, we presented data supporting both the mechanism of action and the characterization of Virulizin(R), at the American Association for Cancer Research Conference. This knowledge of the composition of Virulizin(R) has enabled us to initiate a pre-clinical research program for the development of novel immunotherapeutic products. One such product has recently been tested in vivo and compared to Virulizin(R) for anticancer activity. Results from these pre-clinical tests indicated that Virulizin(R) and the new immunotherapeutic product exhibited strong antitumor activity in mouse models with human pancreatic carcinoma tumors.

          In addition, in June 2002 we announced that the FDA had awarded Fast Track designation to Virulizin(R) in the treatment of advanced pancreatic cancer. While this designation does not provide any assurance that Virulizin(R) will be approved, receive priority review or accelerated approval, it provides us with certain benefits, including scheduled meetings to seek FDA input into development plans, the option of submitting an NDA in sections rather than all components simultaneously, and the option of requesting evaluation of studies using surrogate endpoints. The Fast Track designation applies to the combination of a product and the specific medical condition for which it is being studied. It is possible to lose the Fast Track designation if the product ceases to meet the criteria.

          In November 2002, we announced that we had renewed our emergency drug release program. This program permits the supply of Virulizin(R) to cancer patients worldwide who are not eligible for ongoing clinical trials. The drug is supplied by their physicians for the treatment of advanced pancreatic cancer.

          We have initiated a Phase III clinical trial to evaluate Virulizin(R) for the treatment of advanced pancreatic cancer pursuant to a protocol filed with FDA. If this trial is successful, we intend to present the results of this clinical trial to the FDA in a new drug application at the completion of the study. This double-blind, randomized clinical trial is designed to be conducted at approximately 40 North American medical centres with the goal of enrolling 350 patients with advanced pancreatic cancer. Patients enrolled in the study will be randomised to receive either treatment with gemcitabine or treatment with gemcitabine in combination with Virulizin(R). Those patients who fail or become resistant to gemcitabine will then be treated with 5-Fluorouracil (5-FU) or with 5-FU in combination with Virulizin(R). Our study protocol provides that all study subjects will be monitored throughout the remainder of their lifespan. The end points of the study will be survival and clinical benefits, and the duration is expected to be approximately three years.

          In April 2003, we announced that Virulizin(R), currently in a pivotal Phase III trial, would be expanded to include approximately 50 clinical trial sites in North America and Latin America. In addition to the 40 clinical sites and several new major cancer centers throughout the United States, we have expanded the trial to 10 major oncology centers in Canada and Mexico. In September 2003, we announced an expansion of this trial into Russia, Ukraine and Romania. Participating Canadian centers include McGill University in Montreal and the Cross Cancer Center in Edmonton, Alberta. In Mexico it will include the National Cancer Institute of Mexico and the National Medical Center in Mexico City, which are two of Latin America's leading oncology centers.

          Virulizin(R) has been approved for sale and is being sold in the private market in Mexico for the treatment of malignant melanoma pursuant to a distribution agreement with Mayne Pharma

(Canada) Inc. (formerly Faulding Canada Inc.). Mayne Pharma has also exercised an option to obtain similar marketing rights in Brazil and Argentina. See "Co-Development, Marketing and Distribution". Components of Virulizin(R) were identified in a chemical composition characterization and this knowledge was used to formulate a second generation immunotherapy, called Neo-Virulizin, which is presently in pre-clinical investigation.


          CLINICAL TRIAL RESULTS

          In September 1992, we completed a Phase II clinical trial of Virulizin(R) in Canada for the treatment of pancreatic adenocarcinoma. Pancreatic adenocarcinoma develops in the glands that produce enzymes that travel through the pancreatic duct to the small intestine to aid digestion. Approximately 90% of pancreatic cancers are pancreatic adenocarcinomas. The historic median survival from date of diagnosis for late stage pancreatic adenocarcinoma patients is approximately 120 days with a one-year survival rate of 13.8% (Brijir Gudjonsson, "Cancer of the Pancreas -- 50 Years of Surgery"
(1987) 60 Cancer 2284). In our Phase II clinical trial, the median survival for advanced pancreatic adenocarcinoma patients with an expectation of at least three months survival treated with Virulizin(R) was 219 days, and the one-year survival rate was 35%. Disease stabilization was reported in 35% of the evaluable patients for more than three months. None of these patients developed any clinical or laboratory evidence of drug-related toxicity ((1994) 17 Clinical Investigative Magazine 37-41).

          In September 1993, we completed a Phase II clinical trial of Virulizin(R) in Mexico in the treatment of advanced malignant melanoma. Advanced malignant melanoma is a type of skin cancer with a tendency to spread via the lymphatic system and blood supply to other organs and tissues. The historic median survival from the date of diagnosis of advanced malignant melanoma was 93 days with a one-year survival rate of 13% (C.M. Balch, et al., eds., Cutaneous Melanoma, 2nd ed. (Philadelphia: J.B. Lippincott, 1992)). In our Phase II trial, the median survival from the date of diagnosis for advanced malignant melanoma patients treated with Virulizin(R) was 396 days and the one-year survival rate was 54%. Only a few mild to moderate adverse events related to treatment with Virulizin(R) were reported including pain at the injection site and fever. The interim results from this multi-center Phase II clinical trial were presented at the Baylor College of Medicine Research Symposium in April 1993. Based upon the results of the Mexican trial, Lorus filed an NDA in November 1996, to obtain marketing approval of Virulizin(R) in Mexico as a treatment for advanced malignant melanoma. In October 1997, Lorus received a license from the SSA to sell Virulizin(R) in Mexico in the private market for the treatment of malignant melanoma.

          In August 1998, Lorus released results of the Phase I/II trial evaluating Virulizin(R) in patients with pancreatic cancer at the Rush Cancer Institute. Of the 26 patients enrolled, 19 were deemed evaluable according to the study protocol. We announced that the overall median survival for all evaluable patients was 6.7 months and the six-month survival rate was 58%. These results confirm and extend previous studies performed by us in Canada in pancreatic cancer patients. Results of this study have also shown that Virulizin(R) continues to show a good safety profile, and there is an increasing trend and a statistically significant improvement in total quality-of-life change score.


          FUTURE APPLICATIONS

          We believe that in vitro and in vivo research supports the therapeutic potential of Virulizin(R) in the treatment of diseases associated with immune system disorders other than cancer. Our scientists have also conducted pre-clinical research in the use of Virulizin(R) in combination with known cytotoxic or chemotherapeutic agents in the treatment of cancer. We intend that the results from these studies will form the basis for a potential clinical program of Virulizin(R) in combination with other cancer therapeutic agents. We cannot assure you, however, that we will enter into this or any other clinical program.

ANTISENSE

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

          The human metabolism is essentially controlled by proteins produced by the body. Since most human diseases, including cancer, can be traced to faulty protein production, traditional therapeutics are designed to interact with the disease causing proteins. Most current anti-cancer drugs either damage DNA or proteins within cells (e.g., chemotherapy) or inhibit protein or small molecule function (e.g., estrogen blockers, such as Tamoxifen). Antisense therapeutics take a different approach to treatment: they are designed to prevent the production of the proteins causing the disease.

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

          The main attributes of antisense therapies are specificity and rational design. As a function of the simple nucleotide base-pairing rules, therapeutic intervention using antisense compounds can be a universal approach to a number of diseases whose causative agents or targets have been characterized at the DNA level. The specificity of an antisense therapeutic is determined by the occurrence of a given nucleotide sequence. It has been calculated that a 17-mer (17 nucleotides) oligonucleotide sequence should theoretically appear only once in the human genome. Furthermore, the binding affinity between complementary strands of nucleic acids is exceptionally high. It is expected that antisense's combination of high specificity and affinity, which is difficult to achieve with conventional protein-targeted drugs, could substantially reduce side effects due to unwanted interference with other essential cellular activities.

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

          The effectiveness of an antisense drug is largely dependent on the protein targeted. We have developed a number of antisense drugs, of which our lead products are GTI-2040 and GTI-2501. These products target the different mRNAs (messenger ribonucleic acids) of ribonucleotide reductase "RNR") components. RNR is a highly regulated, cell cycle-controlled activity required for DNA synthesis and repair. RNR is made up of two components, R1 and R2, encoded by different genes, and promotes the formation of deoxyribonucleotides, which are the building blocks of DNA. We have developed antisense molecules specific for the mRNA of the R1 or the R2 components of RNR, since its activity tends to be elevated in tumor cell populations. The R2 component also appears to be a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumor cells. Consequently, reducing the expression of the RNR components in a tumor cell with antisense drugs is expected to have antitumor effects.

          In June 2003, our scientists published the results of experimental studies of mouse models bearing human tumors treated with GTI-2040. The results appear in the article titled, "GTI-2040, An Antisense Agent Targeting the Small Subunit Component (R2) of Human Ribonucleotide Reductase, Shows Potent Anti-tumor Activity against A Variety of Tumors," in the June issue of the publication: Cancer Research.


Clinical Development Program

          GTI-2040

          GTI-2040 is an antisense drug that targets the R2 component of RNR and has exhibited anti-tumor properties against 13 different human cancers in standard mouse models. GTI-2040 is currently in a Phase II clinical trial for advanced or metastatic renal cell carcinoma. We have entered into a clinical trials agreement with the United States National Cancer Institute ("US NCI"), pursuant to which the US NCI has agreed to sponsor (including financial support of clinical trial costs) multiple Phase I and Phase II clinical trials to be conducted with GTI-2040, alone or in combination with other cancer therapies. Lorus will provide drug for all trials under this agreement. These studies will evaluate the safety and activity of GTI-2040 in certain cancer tumors, which may include breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, and a range of other solid tumors. In addition, the FDA has awarded Orphan Drug Status under the United States Orphan Drug Act to GTI-2040 for the treatment of renal cell carcinoma. For Lorus, receiving Orphan Drug Status for GTI-2040 in the treatment of renal cell cancer means that the FDA will help to facilitate the drug's development process by providing financial incentives and grating seven years of market exclusivity in the United States upon approval of the drug in the United States. Approval of an orphan designation request does not, however, alter the regulatory requirement, for obtaining market approval.

          Formal preclinical development of GTI-2040, including manufacturing and toxicology studies, was initiated in mid-1998. An IND application filed with the FDA was approved on December 7, 1999 for a Phase I/II clinical trial of GTI-2040, given as a 21-day continuous intravenous infusion in the treatment of solid tumor and lymphoma. This trial was initiated in December 1999 under the direction of Dr. Richard Schilsky of the Chicago Cancer Research Center. 36 patients with advanced or metastatic solid tumors were enrolled in this study. On the basis of the results obtained, Phase I clinical endpoints for safety and tolerability have been met. Doses ranging from 18.5 mg/m2/day to 222.0 mg/m2/day have been studied and found to display favourable safety profiles. Based on studies indicating that the R2 target would be down-regulated at concentrations of GTI-2040 of 185.0 mg/m2/day, the recommended Phase II dose for GTI-2040 administered as a single agent is 185.0 mg/m2/day.

          In February 2003, we announced an expansion of our ongoing Phase II clinical trial of

GTI-2040, in renal cell carcinoma to five major oncology centers in the United States. In the current study, conducted by Dr. Frank Torti, director of the Comprehensive Cancer Center at Wake Forest University School of Medicine, GTI-2040 is being studied in combination with capecitabine for the treatment of advanced renal cell carcinoma in patients who have failed previous chemotherapies.

          Also in February of 2003, we announced that the U.S. NCI had approved clinical protocols to conduct a series of Phase II clinical trials to investigate the safety and efficacy of GTI-2040 in breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and in a range of solid tumours. Lorus and the U.S. NCI collaborated to select six cancer indications from 29 proposals submitted by major U.S. NCI and Canadian oncology centers. The initial six studies represent the first stage of clinical development partnership between Lorus and the U.S. NCI. In August of 2003 we announced that the FDA approved the U.S. NCI Investigational New Drug Application to begin a Phase II clinical trial to investigate Lorus' lead antisense drug, GTI-2040, as a treatment for metastatic breast cancer in combination with capecitabine.

          In July 2003 we announced the FDA's approval of the US NCI-sponsored Investigational New Drug application for a clinical trial of our lead antisense drug, GTI-2040 in combination with cytarabine, in patients with refractory or relapsed acute myeloid leukemia ("AML"). Cytarabine is the current established drug for treating AML patients.

          In Canada, we obtained approval from Health Canada in September 2003 for initiation of a clinical trial of GTI-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer ("NSCLE"), as part of a Phase II clinical program of GTI-2040 in collaboration with the US NCI.


          GTI-2501

          GTI-2501 is another antisense drug, which targets the R1 component and has demonstrated anti-tumor activity in a wide range of human cancers in standard mouse models including human breast, kidney and prostate cancers. During 2001, we initiated a Phase I clinical trial of GTI-2501 in patients with a variety of tumor types. The endpoints for this trial are to establish the recommended clinical Phase II dose, as well as look at the safety profile of GTI-2501. We recently signed a letter of intent with Sunnybrook and Women's College Health Sciences Centre in Toronto, Ontario in respect of a Phase II clinical trial for GTI-2501 and we anticipate beginning the trial for the treatment of advanced metastatic prostate cancer later this year.

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

          In May 2003 we announced our intention to move our antisense, anticancer drug, GTI-2501 into a Phase II clinical trial for the treatment of advanced metastatic prostate cancer in the fall of 2003. Lorus has signed a Letter of Intent to conduct this clinical study with Dr. Laurence Klotz of the College Health Sciences Center in Toronto, Canada.


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

Arrangements with Ion

          In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anti-cancer applications of CLT and new chemical entities related to CLT (the "NuChem Analogues"). The consideration for this acquisition was Ion's 20% common share interest in NuChem, US$350,000 in common shares of the Company and amounts totalling up to US$3,500,000 payable in cash. On June 15, 1998, we issued from treasury 583,188 common shares in settlement of the US$350,000 obligation. To August 31, 1999, NuChem had made cash payments totalling $714,750 (US$500,000) to Ion. The balance is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogues.

          All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem. As at May 31, 2003, Lorus had provided a total of $5,983,000 of funding to NuChem.

          If NuChem fails to make any of the payments described above, discontinues its research and development activities related to the NuChem Analogues or commits an act of insolvency or bankruptcy, Ion has the right to re-acquire the NuChem Analogues assigned to NuChem and to terminate the sublicense, upon the payment by Ion of a certain amount and subject to certain other conditions.

          Lorus and Ion are parties to a unanimous shareholders' agreement relating to NuChem. Under that agreement, Lorus has the right to appoint NuChem's officers and a majority of the members of NuChem's board of directors. Lorus directs the business and operations of NuChem, subject to the terms of an annual business plan that Ion is entitled to approve. Any profits that are distributed from NuChem will be shared between Lorus and Ion in proportion to their ownership of NuChem common shares. The unanimous shareholders' agreement provides mutual restrictions on the transfer of NuChem shares, as well as mutual rights of first refusal, drag-along and piggyback rights. If Ion becomes entitled to re-acquire the NuChem Analogues assigned to NuChem and to terminate the sublicense, Lorus is entitled to purchase Ion's NuChem shares for their stated capital amount.


Nuchem Analogues

          On February 7, 2000, Lorus announced that NuChem had determined that one of its key anti-cancer CLT analogues, NC381, showed positive pre-clinical results in inhibiting the spread of human melanoma tumor cells in mice. NC381, whether administered through injection or orally, exhibited anti-metastatic activity with few apparent side effects with 16 mice.

          NC381 has demonstrated pre-clinical activity in lung, pancreatic and kidney cancers as well as anti-angiogenic, anti-proliferative, and anti-metastatic properties. Research suggests that it can be taken orally, which positions it as a potential maintenance therapy. NC381 requires further testing to complete its ongoing pre-clinical development in Canada and the United States.


Arrangements with Cyclacel

          On September 24, 2003 we announced that together with our subsidiary, NuChem, we had entered into a license agreement with Cyclacel Limited ("Cyclacel") a UK-based biopharmaceutical company. Under the terms of the license agreement, Cyclacel will have exclusive worldwide license agreement for the development and commercialization of Lorus' pre-clinical compound NC 381. The agreement extends to other drug candidates that Cyclacel may identify from the library of CLT analogues licensed by NuChem from Harvard Medical School. Under the terms of the agreement, Lorus will receive upfront fees of US $400,000 and milestone payments, which assuming all milestones are achieved, will total approximately US $11.6 million for NC 381, and similar milestone payments for each of any other compounds developed from the compound library. In addition to these payments, Lorus will receive royalties based on product sales. Cyclacel will be responsible for all future drug development costs.


OTHER TECHNOLOGIES

          Several promising new product opportunities have been introduced to the Lorus portfolio and are being assessed for their potential as new drug candidates. They include platform technologies in areas of tumor suppressor gene therapy, and U-Sense compounds that we believe to have the potential to work through a unique mechanism of action to decrease the expression of cancer relevant genes. Further antisense approaches for the treatment of cancer and drug resistant bacteria are also being investigated in our laboratory. In addition, we are developing a functional genomics research program with the aim of identifying unique drugs with anti-cancer or antibacterial activity. We intends to continue developing these compounds with the aim to identify new drug candidates for clinical trials as the three lead drugs make their way through clinical trials and to market.


                                BUSINESS STRATEGY

          By developing cancer therapeutics using different mechanisms of action that may be efficacious against a wide variety of cancers, we seek to maximize our opportunity to address multiple cancer therapeutic markets. In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and considers commercialization opportunities when appropriate. We intend to partner with pharmaceutical companies for the sales, marketing and distribution of our products. See "Co-development, Marketing and Distribution."


                                  MANUFACTURING

          We have entered into a contract with Proligo LLC, a cGMP manufacturer, to produce our bulk active drug substance for our antisense compounds. The manufacturer supplied bulk active drug for Good Laboratory Practices (GLP) toxicology studies and drug stability studies and has supplied bulk active drug, subsequently formulated, for both the GTI-2040 and GTI-2501 clinical trials. Proligo has filed a drug master file (DMF) with the FDA and have supplied the necessary documentation to support the IND submission.

          In March 2001, we signed an agreement with Dalton Chemical Laboratories Inc. for the manufacturing of our immunotherapeutic compound, Virulizin(R). The drug is being manufactured for the Phase III clinical trial program that we initiated in fiscal 2002 as well as to supply our licensee, Mayne Pharma Inc. (formerly Faulding Canada Inc.) with Virulizin(R) for malignant melanoma treatment in Mexico.


     Intellectual Property and Protection of Confidential Information and
                                   Technology

          We regard our issued patents and pending applications as important in establishing and maintaining a competitive position with respect to our products and technology. As at October 1, 2003, we own or have rights under approximately 50 issued or pending patents in Canada and the United States as well as over 120 issued and pending patent applications in other jurisdictions around the world.

          With regard to antisense compounds, we believe we have protected our intellectual property rights by, among other things, filing patent applications with respect to intellectual property considered important to the development of our business. We also rely upon trade secrets, unpatented know-how and continuing technology innovation to develop and maintain our competitive position.

          We cannot assure you, however, that pending applications will result in issued patents, or that issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent any such issued patents by adoption of a competitive, though non-infringing product or process. Interpretation and evaluation of pharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions. Our business could be adversely affected by increased competition in the event that any patent granted to us is held to be invalid or unenforceable or is inadequate in scope to protect our operations.

          While we believe that our products and technology do not infringe proprietary rights of others, we cannot assure you that third parties will not assert infringement claims in the future or that such claims will not be successful. Furthermore, we could incur substantial costs in defending against patent infringement claims brought by others or in prosecuting suits against others.

          In addition, we cannot assure you that others will not obtain patents that we would need to license, or that if a licence is required that it would be available on reasonable terms, or that if a licence is not obtained that Lorus would be able to circumvent, through a reasonable investment of time and expense, such outside patents. Whether we obtain a licence would depend on the terms offered, the degree of risk of infringement, the vulnerability of the patent to invalidation, and the ease of circumventing the patent.

          Until such time, if ever, that further patents are issued to Lorus, we will rely upon the law of trade secrets to the extent possible given the publication requirements under international patent treaty laws and/or requirements under foreign patent laws to protect our technology and the products incorporating the technology. In this regard, we have adopted certain confidentiality procedures. These include: limiting access to our confidential information to certain key personnel; requiring all of our directors, officers, employees and consultants and others who may have access to our intellectual property to enter into confidentiality agreements which prohibit the use of or disclosure of confidential information to third parties; and implementing physical security measures designed to restrict access to such confidential information and products. Our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success. We cannot assure you that the procedures adopted by us to protect the confidentiality of our technology will be effective, that third parties will not gain access to our trade secrets or disclose the technology, or that our we can meaningfully protect our rights to our technology. Further, by seeking the aforementioned patent protection in various countries, it is inevitable that a substantial portion of our technology will become available to our competitors, through publication of such patent applications.


                               Licence Agreements

          The University of Manitoba (the "University"), Cancer Care Manitoba (formerly the Manitoba Cancer Treatment and Research Foundation) ("Cancer Care"), Dr. Jim Wright and Dr. Aiping Young entered into an exclusive license agreement (the "License Agreement") with GeneSense dated June 20, 1997 pursuant to which GeneSense was granted an exclusive world-wide license to certain patent rights with the right to sub-license. In consideration for the exclusive license to GeneSense of the patent rights, the University and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by GeneSense from the sale of products or processes derived from the patent rights and 1.67% of all monies received by GeneSense from sub-licenses of the patent rights. GeneSense is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses. Pursuant to the terms of the License Agreement, any and all improvements to any of the patent rights derived in whole or in part by GeneSense after the date of the License Agreement are not included within the scope of the License Agreement and do not trigger any payment of royalties.

          We have entered into an arrangement with Mayne Pharma Inc. to distribute and sell Virulizin(R) in Mexico for malignant melanoma. See "Co-Development, Marketing and Distribution."

          In September 2003, we announced that we and our subsidiary, NuChem, had entered into a licence agreement with Cyclacel in respect of the NuChem Analogues. See "Principal Products--Small Molecule Therapies--Arrangements with Cyclacel."


                             Regulatory Requirements

          Regulation by government authorities in Canada, the United States, Mexico and the European Union is a significant factor in the current research and drug development activities of Lorus. In order to clinically test, manufacture and market drug products for therapeutic use, Lorus must satisfy the rigorous mandatory procedures and standards established by the regulatory agencies in the countries in which it currently operates or intends to operate.

          The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products. Biotechnology companies must establish the safety and efficacy of their new products in clinical trials, cGMP, and control over marketing activities before being allowed to market their products. The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

          Regulatory compliance can take several years and can involve substantial expenditures. There can be no assurance that difficulties or excessive costs will not be encountered by Lorus in our efforts to secure necessary approvals, which could delay or prevent Lorus from manufacturing or marketing our products.


CANADA

          In Canada, the manufacture and sale of new drugs are controlled by Health Canada. New drugs must pass through a number of testing stages, including pre-clinical testing and clinical trials. Preclinical testing involves testing the new drug's chemistry, pharmacology and toxicology in vitro and in animals. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the manufacturer of the new drug to file an IND submission to begin clinical trials involving humans.

          In order to study a drug in Canadian patients, an IND submission must be filed with Health Canada. The IND submission must contain specified information, including the results of the pre-clinical tests completed at the time of the submission and any available information regarding use of the drug in humans. In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the substance and dosage form must be presented. Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.

          Provided Health Canada does not reject an IND submission, clinical trials can begin. Clinical trials are carried out in three phases or a combination thereof. Phase I involves studies to evaluate toxicity in humans. The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of adverse side effects. Phases II and III involve therapeutic studies. In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat. In Phase III, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug. In Phase III, the effectiveness of the new drug is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

          If clinical studies establish that a new drug has value, the manufacturer submits a NDS application to Health Canada for marketing approval. The NDS contains all information known about the new drug, including the results of pre-clinical testing and clinical trials. Information about a substance contained in an NDS includes its proper name, its chemical name, details on its method of manufacturing and purification and its biological, pharmacological and toxicological properties. The NDS also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, packaging and labelling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug. All aspects of the NDS are critically reviewed by Health Canada. If an NDS is found satisfactory, a notice of compliance is issued permitting the new drug to be sold.

          Health Canada has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed new drug is safe and may provide effective treatment.

          The monitoring of a new drug does not cease once it is on the market. For example, a manufacturer of a new drug must report any new information received concerning serious side effects, as well as the failure of the new drug to produce desired effects. As well, if Health Canada determines it to be in the interest of public health, a notice of compliance for a new drug may be suspended and the new drug may be removed from the market.

          An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment. Under the special access program, Health Canada may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner's care. Prior to authorization, the practitioner must supply Health Canada with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by Health Canada. In addition, the practitioner must agree to report to both the drug manufacturer and Health Canada the results of the new drug's use in the medical emergency, including information concerning adverse reactions, and must account to Health Canada for all quantities of the new drug made available.

          The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets. While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, supplementary testing may be requested by individual regulatory authorities during their assessment of any submission. There can be no assurance that the clinical testing conducted under Health Canada authorization or the approval of regulatory authorities of other countries will be accepted by regulatory authorities outside Canada or such other countries.


UNITED STATES

          In the United States, the manufacture and sale of new drugs are controlled by the FDA. New drugs require FDA approval of a marketing application (e.g. an NDA or product licence application) prior to commercial sale. To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA's satisfaction a new drug's safety and effectiveness for its intended use, are required. Such data are generated in studies conducted pursuant to an IND submission, similar to that required in Canada. As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof. In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients. Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA's cGMP regulations for drugs or biologic products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing. In the case of a biologic product, an establishment licence must be obtained prior to marketing and batch releasing.

          A five-year period of market exclusivity for a drug comprising a New Chemical Entity (NCE) is available to an applicant that succeeds in obtaining FDA approval of a NCE, provided the active ingredient of the NCE has never before been approved in a NDA. During this exclusivity period, the FDA may not approve any abbreviated application filed by another sponsor for a generic version of the NCE. Further, a three-year period of market exclusivity for a new use or indication for a previously approved drug is available to an applicant that submits new clinical studies that are essential to support the new use or indication. During the latter period of exclusivity, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication.

          The FDA has "fast track" regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist. "Fast track" designation affords early interaction with the FDA in terms of protocol design, and permits, although it does not require, the FDA to issue marketing approval after completion of early stage clinical trials (although the FDA may require subsequent clinical trials or even post-approval efficacy studies).


MEXICO

          In Mexico, the manufacture and sale of new drugs are controlled by the SSA. The regulatory requirements in Mexico operate under similar regulatory principles as other international jurisdictions.


SUMMARY

          The process of completing clinical trials and obtaining regulatory approval for a new drug takes a number of years and require the expenditure of substantial resources. Once a new drug or product licence application is submitted, there can be no assurance that a regulatory agency will review and approve the application in a timely manner. Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on safety necessary to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested. Also, regulatory agencies may require post-marketing surveillance programs to monitor a new drug's side effects. Results of post-marketing programs may limit or expand the further marketing of new drugs. A serious safety or effectiveness problem involving an approved new drug may result in a regulatory agency requiring withdrawal of the new drug from the market and possible civil action.

          In addition to the regulatory product approval framework, biotechnology companies, including Lorus, are subject to regulation under local provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology industry.


                               Regulatory Strategy

          Our overall regulatory strategy is to work with Health Canada, the FDA in the United States, the EMEA in Europe, the SSA in Mexico and any other local regulatory agencies to have drug applications approved for use of Virulizin(R) and GTI-2040 and GTI-2501 in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets.

Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States, the European Economic Community or Mexico. We also intend to file additional drug applications in other markets where commercial opportunities exist. We cannot assure you that we will be able to pursue these opportunities successfully, if at all.


                   Co-Development, Marketing and Distribution

          Our objective is to maximize the therapeutic value and potential commercial success of Virulizin(R), and our antisense technology. In the near term, we intend to pursue research and early clinical development with our own funds. In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and will consider commercialization opportunities when appropriate. We intend to partner with pharmaceutical companies for the sales, marketing and distribution of our products.

          Lorus has a variety of academic partnerships including: Hospital for Sick Children; McGill University; Ontario Cancer Institute; US NCI; University of Western Ontario and the University of Chicago Cancer Center.

          In July 2000, we entered into a five year agreement with AVI BioPharma Inc. ("AVI") Portland, Oregon, U.S.A. (a leading U.S. company in the area of antisense technology) for the evaluation and co-development of antisense drug therapies for cancer and infectious diseases. Under the terms of the agreement, Lorus and AVI will each retain an ownership interest in any jointly developed compound. Drugs discovered together may also be developed independently with royalty payments to the other party.

          In September 2001, Lorus executed a licence and distribution agreement with Mayne Pharma Inc. (formerly Faulding Canada Inc.) Mayne Pharma will distribute and sell Virulizin(R) in Mexico for the treatment of malignant melanoma. Under the terms of the agreement, Mayne Pharma exercised its option to obtain the rights to distribute and sell Virulizin(R) in Brazil. In November, 2002, we announced that Mayne Pharma exercised its option to acquire the distribution rights for Virulizin (R) in Argentina for the treatment of malignant melanoma. The distribution agreement will include the same terms as the exclusive seven-year distribution agreement signed between Lorus and Mayne Pharma for the Mexican market. Lorus will continue to arrange for the manufacture of Virulizin (R) and receive a royalty on sales.

          In September 2003, we announced that we and our subsidiary, NuChem, had entered into a licence agreement with Cyclacel in respect of the NuChem Analogues. See "Principal Products--Small Molecule Therapies-- Arrangements with Cyclacel."

                                   Competition

          The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. There are many companies in both these industries that are focusing their efforts on activities similar to those of Lorus. Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than Lorus. In addition, we may face competition from other companies for opportunities to enter into collaborative agreements with biotechnology and pharmaceutical companies and academic institutions. Many of these other companies are not solely focused on cancer, as is the mission of Lorus' drug development. Lorus specializes in the development of drugs that will help manage cancer. With products in late stage pre-clinical through to Phase III development, spanning three different platform technologies focused on cancer, we believe it has multiple opportunities for success.

          Products that may compete with Lorus' include chemotherapeutic agents, monoclonal antibodies, antisense therapies and immunotherapies with novel mechanisms of action. These are drugs that are delivered by specific means and are targeting cancers with large disease populations. We expect to experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers targeted by Lorus. There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancers. Cancer is a complex disease with more than 100 indications requiring drugs for treatment. The drugs in competition with Lorus' drugs have specific targets for attacking the disease, targets which are not necessarily the same as Lorus'. These competitive drugs therefore could potentially also be used together in combination therapies with Lorus' drugs to manage the disease.


                                 Human Resources

          As at October 17, 2003, Lorus had a staff of over 50 full-time persons and two part-time persons, who are involved in research and drug development, and administration activities. Of Lorus' employees, eleven are medical doctors and/or Ph.D.s. We have a Medical and Scientific Advisory Board comprised of eight members who are each medical doctors or Ph.D.s. To encourage a focus on achieving long term performance, employees and members of the board of directors have the ability to acquire an ownership interest in our Company through our Stock Option Plan.


                                   Properties

          Lorus' head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The premises include approximately 8,000 square feet of laboratory and research space.

          We believe that our existing facilities are adequate to meet our requirements for the foreseeable future.

               SELECTED AUDITED CONSOLIDATED FINANCIAL INFORMATION

          The following table sets out selected consolidated financial information which has been derived from our 2003 Financial Statements.

          SELECTED AUDITED CONSOLIDATED FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                                             Year Ended May 31
(Amounts in 000's except for per common share data)                 ----------------------------------
(Canadian Dollars)                                                    2003         2002         2001
------------------------------------------------------------------------------------------------------
REVENUES                                                            $     66     $      -     $      -
------------------------------------------------------------------------------------------------------
                                                                          66            -            -
------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                             55            -            -
Research and development                                              12,550        8,659        9,797
General and administrative                                             4,290        4,867        6,414
Depreciation and amortization                                            960        1,956        1,903
------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                        17,789       15,482       18,114
------------------------------------------------------------------------------------------------------
INTEREST AND OTHER INCOME                                             (1,155)      (1,995)      (2,901)
------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                                   16,634       13,487       15,213
Deficit, beginning of period                                          74,869       61,382       46,169
------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                              $ 91,503     $ 74,869     $ 61,382
======================================================================================================
BASIC AND DILUTED LOSS PER COMMON SHARE                             $   0.12     $   0.09     $   0.11
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING USED IN THE
 CALCULATION OF BASIC AND DILUTED LOSS PER SHARE (000'S)             144,590      143,480      140,776


               SELECTED CONSOLIDATED QUARTERLY RESULTS (UNAUDITED)


(000's of Canadian Dollars except per common share amounts)

                               May 31,      Feb. 28,     Nov. 30,     Aug. 31,     May 31,      Feb. 28,     Nov. 30,     Aug. 31,
                                2003          2003         2002         2002        2002          2002         2001         2001
                               -------      --------     --------     --------     -------      --------     --------     --------
Loss for the quarter            $4,787       $3,802       $3,969       $4,076       $3,720       $3,028       $3,683       $3,056
Loss per common share for
 the quarter(1)                 $ 0.04       $ 0.02       $ 0.03       $ 0.03       $ 0.02       $ 0.02       $ 0.03       $ 0.02

----------
(1) Loss per common share for the quarter based on weighted average number of common shares outstanding for the quarter.

                         CONSOLIDATED BALANCE SHEET DATA

(Thousands of Canadian Dollars)                            May 31, 2003 (audited)    May 31, 2002 (audited)   May 31, 2001 (audited)
-------------------------------                            ----------------------    ----------------------   ----------------------
Cash and cash equivalents and short-term investments
                                                                  $25,124                 $37,822                   $48,818
Total assets                                                       34,255                  47,572                    61,807
Total liabilities                                                   5,360                   3,432                     5,865
Accumulated deficit                                                91,503                  74,869                    61,382
Shareholders' equity                                               28,895                  44,140                    55,942


            MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

          The MD&A is incorporated herein by reference.


                    SHARE CAPITAL AND MARKET FOR SECURITIES

          In September 2002, Lorus filed a base shelf prospectus in the Province of Ontario qualifying the distribution of common shares up to an aggregate offering price of $20 million over a 25 month period. To date, we have not issued any securities under this prospectus.

          On June 11, 2003, Lorus completed an offering of 22.8 million units priced at $1.25 per unit, for gross proceeds of $28.5 million. In addition, the agents involved exercised their over-allotment option in full and purchased an additional 3.42 million units for additional proceeds of $4.275 million. Each unit consisted of one common share and one-half warrant to purchase one common share. Lorus filed a final short form prospectus with securities commissions and similar regulatory authorities in all Canadian provinces to qualify the issuance of the common shares. The successful completion of this offering provided us with approximately net $30 million in new capital.


Market for Securities

          Our common shares are currently listed on The Toronto Stock Exchange under the symbol "LOR".

          Our common shares are also traded in the United States on the over-the-counter bulletin board under the symbol "LORFF".


Dividends

          We have never paid dividends on our common shares and we do not expect to have the ability to pay dividends in the near future. If we generate earnings in the future, we expect that they will be retained to finance further growth and, when appropriate, retire debt. The directors of Lorus will determine if and when dividends should be declared and paid in the future based on Lorus' financial position at the relevant time.

                             DIRECTORS AND OFFICERS

          The following table and notes thereto provide the name, municipality of residence, positions with Lorus, term of office and principal occupation of each person who serves as a director or officer of Lorus as at the date hereof. Officers serve at the discretion of the Board of Directors.

          Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed. We have an Audit Committee, an Environmental Committee, a Corporate Governance Committee and a Human Resources and Compensation Committee and the members of each such committee are shown below. As at October 1, 2003, the directors and executive officers of Lorus, as a group, beneficially owned, directly or indirectly, or exercised control over 8,994,068 or approximately 5% of the common shares.

NAME AND MUNICIPALITY                                                                DIRECTOR OR
OF RESIDENCE                      POSITION                                           OFFICER SINCE
------------------------------    --------                                           -------------
ROBERT L. CAPIZZI(2)              Director                                           January 2003
Philadelphia, Pennsylvania

SUZANNE CADDEN                    Vice President,  Clinical and Regulatory Affairs   July 2001
Mississauga, Ontario

KEVIN BUCHI(1)                    Director                                           January 2003
West Chester, Pennsylvania

SHANE A. ELLIS                    Corporate Secretary, Vice President of Legal       April 1998
Toronto, Ontario                  Affairs

PING WEI                          Comptroller and Acting Chief Financial Officer     January 2003
Markham, Ontario

DONALD W. PATERSON(1)             Director                                           July 1991
Toronto, Ontario

ELLY REISMAN                      Director                                           November 1999
Toronto, Ontario

ALAN STEIGROD(2)                  Director                                           May 2001
Newport Beach, California

GRAHAM STRACHAN(1)(2)(3)(4)       Chair, Director                                    May 2001
Etobicoke, Ontario

DR. JIM WRIGHT                    Chief Executive Officer, Director                  October 1999
Aurora, Ontario

DR. AIPING YOUNG(4)               Senior Vice President, Research and Development    October 1999
Toronto, Ontario                  and Chief Technical Officer

(1)  Member of Audit Committee.
(2)  Member of the Human Resources and Compensation Committee.
(3)  Member of the Corporate Governance Committee
(4)  Member of Environmental Committee.

          The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

KEVIN BUCHI: Mr. Buchi is a senior vice president and chief financial officer of Cephalon Inc., an international biopharmaceutical company. Mr. Buchi is responsible for finance, accounting, business development and information systems and has been involved in raising significant financing for Cephalon Inc. He is a certified public accountant and has received a master's degree in management from the J. L. Kellogg Graduate School of Management at Northwestern University.

SUZANNE CADDEN: Ms. Cadden joined Lorus in February 2001 as Director, Regulatory Affairs and Compliance. Prior to joining Lorus, Ms. Cadden was a Senior Director and Director of Regulatory

Affairs and Compliance with Glaxo Wellcome Canada from 1996 to 2000. Prior to August 1996, Ms. Cadden was a Director of Regulatory Affairs and
Pharmacoeconomics with CIBA-Geigy Canada.

ROBERT L. CAPIZZI, M.D.: Dr. Capizzi is president of Capizzi Clinical Resources Inc., a company that specializes in pharmaceutical drug development and regulatory affairs. From 1996 to 2001, Dr. Capizzi served as professor of medicine and pharmacology, and as the Magee professor of medicine and chairman of the department of medicine at the Thomas Jefferson University in Philadelphia, PA.

SHANE A. ELLIS: From 1994 to 1997, Mr. Ellis lectured in business law at the School of Business Management, Ryerson Polytechnical University. From 1996 to 1998, Mr. Ellis acted as counsel for the Bennett & Wright Group of Companies.

PING WEI: Prior to joining Lorus in April 2001, Ms. Wei was a Senior Staff Accountant with Deloitte & Touche. Prior to moving to Canada, she worked for Arthur Andersen in the Beijing office.

DONALD W. PATERSON: Mr. Paterson is President of Cavandale Corporation, a corporation principally engaged in providing strategic corporate consulting to emerging growth companies within the technology industry. Prior to founding Cavandale Corporation, Mr. Paterson was a Director and Vice-President of Wood Gundy Inc., a Canadian investment bank, where he was directly involved in leading the firm's activities in financing Canadian and international high technology companies.

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

GRAHAM STRACHAN (CHAIR): Mr. Strachan is President of GLS Business Development Inc. a life-science consulting firm, located in Etobicoke, Ontario. Prior to 1999, Mr. Strachan was President, Chief Executive Officer and Director of Allelix Biopharmaceuticals Inc. which he co-founded. Mr. Strachan has been active as a board member and chair of several life science organizations including the Biotechnology Human Resource Council, the National Biotechnology Advisory Committee, the Industrial Biotechnology Association of Canada and BIO.

DR. JIM WRIGHT: Dr. Wright's present principal occupation is Chief Executive Officer of Lorus. Prior to October 1, 2001, Dr. Wright was President of Lorus, a position he held since October 29, 1999. Prior to October 29, 1999, Dr. Wright was President and Chief Scientific Officer of GeneSense and a member of the board of directors of GeneSense. He also served as Chairman of the Board. Prior to September 1998, Dr. Wright was Professor of Microbiology, Professor of Biochemistry and Molecular Biology, and Adjunct Professor of Internal Medicine at the University of Manitoba, Senior Scientist and Associate Director of the Manitoba Institute of Cell Biology and Terry Fox Senior Scientist of the National Cancer Institute of Canada.

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

MEDICAL AND SCIENTIFIC ADVISORY BOARD

          Lorus has a Medical and Scientific Advisory Board ("MSAB") comprised of certain medical and scientific experts whom we believe will enhance our capabilities. Members of the MSAB meet periodically to review the progress of Lorus' research and development activities and the results of ongoing clinical trials. The MSAB also advises Lorus generally as to specific research programs, and as to advances in biotechnology, immunology and other areas of scientific expertise relevant to the further development of Lorus' technologies.

          As at the date hereof, the members of the MSAB were:

DR. DONALD P. BRAUN, PH.D.: Dr. Braun is a Professor, Department of Surgery at the Medical College of Ohio in Toledo, Ohio, and Administrative Director of the Cancer Institute. Dr. Braun is a member of the Scientific Advisory Committee on Immunology of the American Cancer Society and is Chair of Lorus' MSAB.

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

DR. ROBERT KERBEL, PH.D.: Dr. Kerbel obtained his Ph.D. in microbiology and immunology from Queen's University in 1972. Dr. Kerbel is currently the Director of Biological Sciences and the Division of Cancer Biology Research at the Sunnybrook Health Science Centre in Toronto and is also the John & Elizabeth Tory Professor of Experimental Oncology at the University of Toronto. He is a member of the editorial board of many international scientific journals and is editor-in-chief of Cancer Metastatis Review.

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


                             ADDITIONAL INFORMATION

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Lorus' securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Circular. Additional financial information is provided in the 2003 Financial Statements.

     Copies of

          (a)  the Circular;

          (b) the 2003 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to May 31, 2003;

          (c) this Annual Information Form and any document or the pertinent pages of any document incorporated by reference in this Annual Information Form; and

          (d) when the securities of Lorus are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from the Corporate Secretary of Lorus, 2 Meridian Road, Toronto Ontario M9W 4Z7 Canada. If the securities of Lorus are in the course of a distribution pursuant to a short form prospectus or a preliminary short from prospectus, copies of the foregoing documents are available free of charge. At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Lorus.

                                    GLOSSARY

          The following is a glossary of terms that are used in this Annual Information Form:

ACTINIC KERATOSIS:            a condition that arises on the skin's surface. It
                              can be the first step in the development of skin
                              cancer and therefore is a precursor of cancer, or
                              a precancer.

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

ANTI-METASTATIC               the ability to inhibit the movement of tumor cells
                              from a primary/original site to other organs in
                              the body

ANTI-PROLIFERATIVE:           preventing cancer cell division

APOPTOSIS:                    programmed cell death

BCD: Bureau of Control of Drugs, the regulatory agency controlling pharmaceutical drugs in Mexico

BIOLOGIC RESPONSE MODIFIER    a substance which stimulates, modifies or enhances
OR BRM:                       the body's response, including the response of the
                              body's immune and other protective cellular and
                              molecular systems, to certain diseases

CARCINOMA:                    any cancerous tumor that starts with the cells
                              that cover the inner and outer body surfaces

CLINICAL TRIALS:              the investigational use of a new drug in humans:
                              Phase I clinical trials test a drug for safety,
                              Phase II clinical trials test a drug for efficacy
                              and safety in a relatively small sample of
                              patients, and Phase III clinical trials test the
                              drug for efficacy in larger numbers of patients
                              and compares the drug with conventional therapies

cGMP: current good manufacturing practices, as mandated from time to time by Health Canada and the FDA

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

GENESENSE:                    GeneSense Technologies Inc., a subsidiary of the
                              Company

IMMUNE SYSTEM:                the totality of organs and cells involved in the
                              body's immunologic response to foreign antigens
                              and malignant tissue

IND:                          investigational new drug

IN VITRO:                     in the test tube; referring to chemical reactions,
                              fermentation, etc., occurring therein e.g. in
                              cell-free extracts

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

MALIGNANT/MALIGNANCY:         describes a tumor that is cancerous. Two important
                              qualities of malignancies are the tendency to
                              invade surrounding tissues and to break off and
                              spread elsewhere (metastasis)

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

NDA: new drug application, the application to obtain marketing approval filed with the FDA or BCD after completion of human clinical trials

NDS: new drug submission, the application to obtain marketing approval filed with Health Canada after completion of human clinical trials

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

PRE-CLINICAL TESTING:         testing that is conducted in the laboratory
                              (chemistry and pharmacology) and with animals to
                              help determine a product's chemical,
                              pharmacological and pharmaceutical characteristics
                              (including mechanism of action), toxicity,
                              efficacy and side effects

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

XENOGRAFT:                    an implant of a foreign substance

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the year ended May 31, 2003 and the accompanying notes (the "Financial Statements") set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences between Canadian and United States GAAP are identified in note 14 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted.


OVERVIEW

Lorus Therapeutics Inc. ("Lorus" or the "Company") is a life sciences company focused on developing effective anti-cancer therapies with low toxicity. With products from preclinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus believes that it has established a diverse anti-cancer product pipeline, supported by a growing intellectual property portfolio.

The success of Lorus depends on the efficacy and safety of its products in clinical trials, obtaining the necessary regulatory approvals to market its products and maintaining sufficient levels of funding through public and/or private financing. Lorus has not commercially marketed any product other than Virulizin(R), which has been approved for sale and is being sold in the private market in Mexico.

The Company believes that the treatment and management of cancer will continue to be addressed through combinations of different therapies. Many cancer drugs currently approved for use are very toxic with severe side effects. Lorus believes that a product development plan based on effective drugs with lower toxicity and fewer side effects could have broad application in cancer treatment while improving the quality of life of a patient with cancer.

Lorus' strategy is to continue development of cancer drug candidates using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which mitigates the development risks associated with a single technology platform. Lorus separately evaluates the merits of each candidate throughout the clinical trial process and considers commercialization where appropriate. Lorus' most advanced anticancer drugs in its pipeline, each of which flow from different platform technologies, are: Immunotherapeutics (Virulizin(R)); Antisense (GTI compounds); and small molecule or Chemotherapeutics (NuChem compounds).


CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the

Company has reviewed its selection, application and communication of critical accounting polices and financial disclosures. We have determined that our critical accounting policy relates to our accounting for drug development costs. Other important accounting polices are described in Note 2 of the Financial Statements.


DRUG DEVELOPMENT COSTS
The Company incurs costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for pre-clinical and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development cost may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's consolidated balance sheet of the Financial Statements.


RESULTS OF OPERATIONS

REVENUES
During 2003, the Company began shipping nominal volumes of Virulizin(R) to its distributor in the Mexican market. The Company recorded product revenue from the sale of Virulizin(R) in Mexico of $66 thousand in 2003 as compared to nil in both 2002 and 2001. Product revenue from the sale of Virulizin(R) in Mexico is not expected to be material in 2004. The Company does not anticipate product revenue in 2004 from any of its other anticancer drugs currently under development.


RESEARCH AND DEVELOPMENT
Research and development expenditures totaled $12.6 million in 2003 compared to $8.7 million in 2002 and $9.8 million in 2001. The increase in 2003 from 2002 is mainly attributable to (i) the expansion of the pivotal phase III Virulizin trial to over 50 North American and Latin American sites; (ii) the expansion of the phase II GTI-2040 combination chemotherapy trial to more than 8 major oncology centers in the US; and (iii) the preparation for the National Cancer Institute sponsored GTI-2040 phase II trial programs. Research and development costs in 2001 were higher than 2002 primarily due to the significant amount of expenses for antisense drug purchase in 2001, and the drugs were used in research and development activities in fiscal 2002 and 2003. Excluding the costs related to the 2001 drug purchase, research and development expenses in 2002 would have been higher than in 2001 due to the expansion of our clinical trial programs in 2002.


GENERAL AND ADMINISTRATIVE
General and administrative expenses totaled $4.3 million in 2003 compared to $4.9 million in 2002 and $6.4 million in 2001. The decrease in 2003 compared to 2002 resulted mainly from lower legal and advisory service fees. The decrease in 2002 expenses over expenses in 2001 was due mainly to lower spending on patent fees and advisory services as well as lower recruiting costs, since the Company hired several executives in 2001.


DEPRECIATION AND AMORTIZATION
Depreciation and amortization expenses totaled $1.0 million in 2003 compared to $2.0 million in 2002 and $1.9 million in 2001. The decrease in 2003 over 2002 related primarily to the adoption of the new accounting pronouncement for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002 (see "Significant Accounting Policies" in the notes to the Financial Statements). Amortization of goodwill totaled $1.5 million in each of 2002 and 2001. Amortization of stock-based compensation in 2003 totaled $0.7 million as compared to $0.3 million in 2002 and $0.3 million in 2001. The increase is due primarily to the increased use of performance-based options as an employee compensation tool for this period.


INTEREST AND OTHER INCOME
Interest income totaled $1.2 million in 2003 compared to $2.0 million in 2002 and $2.9 million in 2001. The continued decrease in interest income was due to lower cash and short-term investment balances in each successive year and the general decline in market interest rates.


LOSS FOR THE PERIOD
The loss for the year totaled $16.6 million or $0.12 per share in 2003 compared to $13.5 million or $0.09 per share in 2002 and $15.2 million or $0.11 per share in 2001. The increase in net loss in 2003 compared to 2002 relates primarily to increased clinical trial activities, which was partially offset by lower administrative costs and the discontinuance of amortization of goodwill in accordance with the adoption of the new CICA accounting pronouncement described above under "Depreciation and Amortization". On a comparative basis, the loss for the year ended May 31, 2002 and 2001 would have been $12.0 million and $13.7 million or $0.08 per share and $ 0.10 per share respectively after adjustment to remove the amortization of goodwill. The decrease in 2002 from 2001 was primarily due to reduced spending on general and administrative expenses and net spending reductions on research and development activities due to lower drug purchases partially offset by lower interest income.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least the next twelve months.


FINANCING
In 2003, Lorus issued common shares on the exercise of stock options for proceeds of

$0.7 million. In 2002, Lorus issued common shares on the exercise of stock options and warrants for proceeds of $1.4 million. In 2001, Lorus issued common shares on the exercise of warrants and stock options, and under the alternate compensation plan in the aggregate amount of $2.1 million.

Subsequent to the 2003 fiscal year end on June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant.


OPERATING CASH REQUIREMENTS
Lorus' cash used in operating activities totaled $11.9 million in 2003 compared to $11.9 million in 2002 and $9.7 million in 2001. The cash used in operating activities in 2003 was comparable with that experienced in 2002 despite a higher net loss in 2003 due primarily to changes in the timing of the payment of accounts payable and accrued liabilities. The cash used in operating activities increased in 2002 over 2001 mainly due to changes in the timing of the payment of accounts payable, which was partially offset by reduced expenditures in operating activities.

The Company's cash used in operating activities is expected to increase in 2004 due to increased drug development activities with the existing clinical programs, the newly announced GTI-2501 phase II clinical trial for patients with prostate cancer and the preparation for the New Drug Application (NDA) for Virulizin(R) in the US.


CASH POSITION
At May 31, 2003, Lorus had cash and cash equivalents and short-term investments totaling $25.1 million compared to $37.8 million at the end of 2002. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Company's board of directors.

Working capital (representing primarily cash and cash equivalents and short-term investments) at May 31, 2003 was $20.9 million as compared to $35.6 million in 2002. Subsequent to the year end, as a result of the public offering referred to above, cash and short-term investments increased by $29.9 million (gross proceeds of offering net of issuance costs). Had the transaction closed on May 31, 2003, the Company's cash and cash equivalent and short-term investments balance would have been $55.5 million.

The Company does not expect to generate a positive cash flow from operations for several years due to substantial additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, as the company receives regulatory approval to commercialize products under development and revenue from such products exceeds expenses.

The Company may seek to access the public or private equity markets from time to time, even if it does not have an immediate need for additional capital at that time.

Lorus intends to use its resources to fund its existing drug development programs and develop new programs from its portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed licenses or acquired technologies, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.


QUARTERLY RESULTS OF OPERATIONS

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. Readers should not rely on them to predict the future performance of the Company.


FISCAL 2003

---------------------------------------------------------------------------------------------------------------
                                                                              Quarter Ended
---------------------------------------------------------------------------------------------------------------
                                                              AUG 31        NOV 30        FEB 28        MAY 31
                                                               2002          2002          2003          2003
(in thousands of dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------------
REVENUES
Product Sales                                                 $    -        $    -        $   27        $   39

OPERATING EXPENSES
Cost of sales                                                      -             -            27            28
Research and development                                       3,047         3,323         2,876         3,304
General and administrative                                     1,304           796           960         1,230
Depreciation and amortization                                     95           164           224           477
                                                              -------------------------------------------------
Operating loss                                                 4,446         4,283         4,060         5,000
Interest and other income                                       (370)         (314)         (258)         (213)
                                                              -------------------------------------------------
Loss for the period                                           $4,076        $3,969        $3,802        $4,787

Basic and fully diluted loss
 per common share                                             $ 0.03        $ 0.03        $ 0.02        $ 0.04
---------------------------------------------------------------------------------------------------------------

FISCAL 2002

----------------------------------------------------------------------------------------------------------
                                                                             Quarter Ended
----------------------------------------------------------------------------------------------------------
                                                              AUG 31      NOV 30      FEB 28      MAY 31
                                                               2001        2001        2002        2002
(in thousands of dollars, except per share amounts)
----------------------------------------------------------------------------------------------------------
REVENUES
Product Sales                                                 $    -      $    -      $    -      $    -

OPERATING EXPENSES
Cost of sales                                                      -           -           -           -
Research and development                                       2,142       2,093       1,872       2,552
General and administrative                                     1,062       1,583       1,209       1,013
Depreciation and amortization                                    455         567         458         476
                                                              --------------------------------------------
Operating loss                                                 3,659       4,243       3,539       4,041
Interest and other income                                       (603)       (560)       (511)       (321)
                                                              --------------------------------------------
Loss for the period                                           $3,056      $3,683      $3,028      $3,720

Basic and fully diluted loss
 per common share                                             $ 0.02      $ 0.03      $ 0.02      $ 0.02
----------------------------------------------------------------------------------------------------------


RISKS AND UNCERTAINTIES

Lorus has not produced or commercially marketed any product other than Virulizin(R), which has been approved for sale and is being sold in the private market in Mexico. Although Lorus has commenced commercial sale of Virulizin(R), there can be no assurance that the company will realize future revenues from the product. In addition, there can be no assurance that the company will ever realize revenues from any of its products in development, or that the Company will ever be profitable.

All of Lorus' products are in various stages of development. There can be no assurance that Lorus will have funds available to permit the successful commercialization of its products. The company's funding needs may vary depending on many factors including: the progress and number of research and drug development programs; costs associated with clinical trials and the regulatory process; costs related to maintaining drug manufacturing sources; costs of prosecuting or enforcing patent claims and other intellectual property rights; collaborative and license agreements with third parties; and opportunities to in-license or acquire new products.

In order to commercialize Lorus' products, Lorus must obtain regulatory approvals. Regulatory approvals can take a number of years and involve substantial expenditures. There can be no assurance that the Company will ever obtain necessary approvals or licenses for any of its products; that the Company will not encounter difficulties or excessive costs in the efforts to secure necessary approvals and licenses; or that the Company will be able to obtain sufficient funds to meet the necessary expenditures associated with obtaining regulatory approvals.

Lorus relies upon third parties to provide certain key services, including contract manufacturers to manufacture its products and independent investigators and contract research organization to assist it in conducting its clinical trails. These third parties may encounter difficulties in meeting regulatory requirements and in maintaining quality control and quality assurance to meet Lorus' clinical development needs. If these third party service providers are unable to meet regulatory requirement or maintain quality control and quality assurance, or the Company is unable to retain such suppliers or obtain new third party suppliers, the Company may not be able to effectively conduct clinical trials or ultimately commercialize its products.

Lorus' interest income is subject to fluctuations of interest rates in its investment portfolio of debt securities. Investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will have an adverse impact on Lorus' financial condition.

The Company maintains its accounts in Canadian dollars, but its revenues and a portion of its expenditures are in foreign currencies. Lorus does not currently engage in hedging its foreign currency requirements to reduce exchange rate risk.


RECENT ACCOUNTING PRONOUNCEMENTS

In December of 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the Financial Statements.

Effective January 1, 2003, the Company adopted the initial recognition and measurement provisions of FASB Interpretation No. 45 "Guarantees, Including Indirect Guarantees of Indebtedness of Others," which apply on a prospective basis to certain guarantees issued or modified after December 31, 2002. FASB Interpretation No. 45 requires that a liability be recognized for the estimated fair value of the guarantee at its inception. The Company has entered into agreements that contain features which meet the definition of a guarantee under this interpretation note as described in note 12 to the Financial Statements. The maximum amounts from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees. The adoption of FASB Interpretation No. 45 did not have a material impact on the business, results of operations and financial condition of the Company.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses an accounting research bulletin ("ARB") in respect of the consolidation by business enterprises of variable interest entities as defined in the interpretation. This interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. This interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the interpretation becomes effective. The application of this interpretation will not have a material effect on the Company's financial statements.


FORWARD LOOKING STATEMENTS

This management's discussion and analysis and other sections of the annual report contain forward-looking statements, which are based on the Company's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Readers are cautioned that all forward-looking statements herein involve risks and uncertainties, including, without limitation, changing market conditions,our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms and annual reports. These factors should be carefully considered and readers should not place undue reliance on our forward-looking statements. Actual events may differ materially from our current expectations due to risks and uncertainties. Certain of the risks and uncertainties are discussed above and in the section entitled "Risks and Uncertainties".

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in this annual report have been prepared by management and have been approved by the Board of Directors of the Company.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management. Financial information presented in accordance with Canadian generally accepted accounting principles elsewhere in the annual report is consistent with that in the financial statements.

In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors, through an Audit Committee, oversees management's responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements, and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company's existing internal controls, audit process and financial reporting with management and the external auditors.

These financial statements have been audited by KPMG LLP, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.





/s/ Jim A. Wright                              /s/ Ping Wei
---------------------------------              ---------------------------------
Chief Executive Officer                        Acting Chief Financial Officer


June 28, 2003

[KPMG LOGO]

     KPMG LLP
     CHARTERED ACCOUNTANTS                              Telephone (416) 228-7000
     Yonge Corporate Centre                             Telefax (416) 228-7123
     4100 Yonge Street Suite 200                        www.kpmg.ca
     Toronto ON M2P 2H3



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2003 and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2003 and for the period from inception on September 5, 1986 to May 31, 2003 in accordance with Canadian generally accepted accounting principles.

We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September 5, 1986 to May 31, 1994. Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.


/s/ KPMG LLP
-------------------------------------
Chartered Accountants



Toronto, Canada
July 3, 2003

LORUS THERAPEUTICS INC.
CONSOLIDATED BALANCE SHEETS
As at May 31


(Amounts in 000's)
(Canadian Dollars)                                               2003           2002
------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                    $    905       $  1,165
Short-term investments                                         24,219         36,657
Prepaid expenses and amounts receivable                         1,104          1,195
------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                           26,228         39,017
Fixed assets (note 3)                                           1,507            533
Goodwill                                                          606            606
Acquired research and development (note 4)                      5,669          7,416
Deferred financing costs                                          245              -
------------------------------------------------------------------------------------
                                                             $ 34,255       $ 47,572
====================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                             $  1,318       $    442
Accrued liabilities                                             4,042          2,990
------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                       5,360          3,432
SHAREHOLDERS' EQUITY
Share capital (note 5)
  Common shares
    Authorized: unlimited number of shares;
    Issued and outstanding (000's):
    May 31, 2003 - 145,285
    May 31, 2002 - 144,412                                    120,441        119,168
  Warrants                                                          -              -
  Deferred stock-based compensation                               (43)          (159)
Deficit accumulated during development stage                  (91,503)       (74,869)
------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                     28,895         44,140
------------------------------------------------------------------------------------
                                                             $ 34,255       $ 47,572
====================================================================================

Commitments (note 9)
Subsequent events (note 13)
Canada and United States accounting policy differences (note 14)
See accompanying notes to consolidated financial statements

On behalf of the Board:



DON PATERSON (SIGNED)                        JIM A. WRIGHT (SIGNED)
--------------------------------             -----------------------------------
DIRECTOR                                     DIRECTOR

LORUS THERAPEUTICS INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                                                                            Period from
                                                                        Year Ended May 31                     inception
(Amounts in 000's except for per common share data)           -----------------------------------      Sept. 5, 1986 to
(Canadian Dollars)                                              2003           2002         2001           May 31, 2003
-----------------------------------------------------------------------------------------------------------------------
REVENUES                                                      $     66      $      -     $      -             $     66
-----------------------------------------------------------------------------------------------------------------------
                                                                    66             -            -                   66
-----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                       55             -            -                   55
Research and development (note 7)                               12,550         8,659        9,797               59,059
General and administrative                                       4,290         4,867        6,414               32,878
Depreciation and amortization                                      960         1,956        1,903                8,361
-----------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                  17,789        15,482       18,114              100,287
-----------------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER INCOME                                       (1,155)       (1,995)      (2,901)              (8,784)
-----------------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                             16,634        13,487       15,213               91,503
Deficit, beginning of period                                    74,869        61,382       46,169                    -
-----------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                        $ 91,503      $ 74,869     $ 61,382             $ 91,503
=======================================================================================================================
BASIC AND DILUTED LOSS PER COMMON SHARE (NOTE 2)              $   0.12      $   0.09     $   0.11
=======================================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
 USED IN THE CALCULATION OF BASIC AND DILUTED LOSS
 PER SHARE                                                     144,590       143,480      140,776
=======================================================================================================================

See accompanying notes to consolidated financial statements

LORUS THERAPEUTICS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                          Period from
                                                                  Year Ended May 31                         inception
(Amounts in 000's)                                   --------------------------------------------    Sept. 5, 1986 to
(Canadian Dollars)                                      2003              2002              2001         May 31, 2003
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                  $(16,634)         $(13,487)         $(15,213)        $(91,503)
Add items not requiring a current outlay of cash:
  Depreciation and amortization                         2,033             3,407             3,368           13,961
  Stock-based compensation                                674               296               335            1,336
  Other                                                     -                 -                 -              500
Net change in non-cash working capital balances
 related to operations (note 8)                         2,019            (2,124)            1,848            3,349
---------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                     (11,908)          (11,908)           (9,662)         (72,357)
=====================================================================================================================
INVESTING ACTIVITIES
Sale (purchase) of short-term investments, net         12,438             9,378           (40,376)         (24,219)
Acquisition, net of cash received                           -                 -                 -             (539)
Acquired research and development                           -                 -                 -             (715)
Additions to fixed assets                              (1,260)             (477)             (172)          (4,992)
Cash proceeds on sale of fixed assets                       -                 -                 -              348
---------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        11,178             8,901           (40,548)         (30,117)
=====================================================================================================================
FINANCING ACTIVITIES
Issuance of warrants                                        -                 -                 -           31,877
Issuance of common shares                                 715             1,389             2,065           71,747
Additions to deferred financing costs                    (245)                -                 -             (245)
---------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                     470             1,389             2,065          103,379
=====================================================================================================================
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
 DURING THE PERIOD                                       (260)           (1,618)          (48,145)             905
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD          1,165             2,783            50,928                -
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD             $    905          $  1,165          $  2,783         $    905
=====================================================================================================================

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended May 31, 2003, 2002 and 2001

1.   Description of Business

     Lorus Therapeutics Inc. ("Lorus" or "the Company") is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxic compounds that improve patients' quality of life.


2.   Significant Accounting Policies

     Basis of Presentation
     The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly-owned subsidiary GeneSense Technologies Inc. ("GeneSense"). The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

     The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 14 "Canada and United States Accounting Policy Differences."

     Revenue recognition
     Revenue includes product sales revenue and royalty revenue.

     The Company recognizes revenue from product sales when title has passed and collection is reasonably assured, which typically is upon delivery to the distributor.

     The Company earns royalties from its distributor. Royalties from the distribution and licensing agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.

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

     Inventory
     The Company purchases drugs for resale and for research and clinical development. Drugs purchased for use in research and clinical development are expensed as purchased. Drugs purchased for resale are recorded as inventory and valued at lower of cost and net realizable value.

     Fixed Assets
     Fixed assets are recorded at cost. The Company provides depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     ---------------------------------------------------------------------------
     Furniture and equipment       straight-line over three to five years
     Leasehold improvements        straight-line over the lease term
     ---------------------------------------------------------------------------

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

     The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

     Business Combinations, Goodwill and Other Intangible Assets
     Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination, and until June 1, 2002, was amortized on a straight-line basis over three years. In August 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards require that the purchase method of accounting must be used for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. The new standards are substantially consistent with U.S. GAAP.

     The Company has adopted these new standards as of June 1, 2002 and the Company has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets, including estimates of remaining useful lives in accordance with the provisions of the standard.

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company assessed whether goodwill was impaired as of June 1, 2002. Impairment is identified by comparing the carrying amount of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. The Company completed the transitional goodwill impairment assessment during the first quarter of 2003 and determined that no impairment existed at the date of adoption. The Company also tested goodwill for impairment at May 31, 2003 and determined no impairment existed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact on the historical results had the change been applied retroactively is as follows:


                                                                  Years ended May 31
                                                         -------------------------------------
     (Amounts in 000's except for per share data)         2003           2002          2001
     -----------------------------------------------------------------------------------------
     Loss for the year                                   $16,634        $13,487       $15,213
     Amortization of goodwill                                  -         (1,454)       (1,455)
     -----------------------------------------------------------------------------------------
                                                         $16,634        $12,033       $13,758
     -----------------------------------------------------------------------------------------
     Net loss per share                                  $  0.12        $  0.09       $  0.11
     Net loss per share before goodwill amortization     $  0.12        $  0.08       $  0.10
     -----------------------------------------------------------------------------------------

     Stock-Based Compensation
     In December 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company adopted Section 3870 for its fiscal year beginning June 1, 2002. The adoption of Section 3870 does not have an impact on the Company's financial condition or results of operations as the Company's historically applied accounting policy as described below is an acceptable policy within Section 3870. Stock options granted to employees are accounted for using the intrinsic value method. Under the intrinsic value method, compensation cost is recorded if, on the measurement date of the grant, the fair value of an underlying common share exceeds the exercise price per share. For options with contingent vesting criteria, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

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

     Income Taxes
     Income taxes are reported using the asset and liability method. Under this method future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Loss Per Share
     Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

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

3.   Fixed Assets

     As at May 31 (amounts in 000's)                2003        2002
     -----------------------------------------------------------------
     Furniture and equipment                       $1,603      $1,171
     Leasehold improvements                           898         139
     -----------------------------------------------------------------
                                                    2,501       1,310
     Accumulated depreciation and amortization       (994)       (777)
     -----------------------------------------------------------------
                                                   $1,507      $  533
     -----------------------------------------------------------------

4.   Acquired Research and Development

     As at May 31  (amounts in 000's)       2003          2002
     -----------------------------------------------------------
     Cost                                 $12,228       $12,228
     Accumulated amortization              (6,559)       (4,812)
     -----------------------------------------------------------
                                          $ 5,669       $ 7,416
     -----------------------------------------------------------

5.   Share Capital
     (a)  Continuity of common shares and warrants

                                                                 Common Shares              Warrants
     ----------------------------------------------------------------------------------------------------
     (Amounts and units in 000's)                             Number       Amount       Number    Amount
     ----------------------------------------------------------------------------------------------------
     Balance at May 31, 2000                                 139,665      $114,709       1,410     $754
     Exercise of purchase warrants                 (b)           168            93        (168)     (25)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Issuance under alternate compensation plan    (c)            28            49           -         -
     Exercise of stock options                                 2,550         1,866           -         -
     Stock-based compensation                                      -           351           -         -
     Other                                                         -            82           -         -
     ----------------------------------------------------------------------------------------------------
     Balance at May 31, 2001                                 142,411       117,150       1,242       729
     ----------------------------------------------------------------------------------------------------
     Exercise of compensation warrants             (b)           476           265        (476)      (70)
     Expiry of compensation warrants                               -           659        (766)     (659)
     Exercise of stock options                                 1,525         1,194           -         -
     Stock-based compensation                                      -          (100)          -         -
     ----------------------------------------------------------------------------------------------------
     Balance at May 31, 2002                                 144,412       119,168           -         -
     ----------------------------------------------------------------------------------------------------
     EXERCISE OF STOCK OPTIONS                                   873           715           -         -
     Stock-based compensation                                      -           558           -         -
     ----------------------------------------------------------------------------------------------------
     BALANCE AT MAY 31, 2003                                 145,285      $120,441           -     $   -
     ====================================================================================================

     (b)  October 1999 Private Placement of Special Warrants
     In connection with the October 27, 1999 special warrants offering the Company issued 2,824,849 compensation warrants (stated capital $0.147 per warrant) for services in connection with the completion of the offering. Each compensation warrant entitles the holder to acquire one common share for $0.41 at any time prior to October 27, 2001. During fiscal year 2002, 475,700 compensation warrants were exercised. (2001 - 167,750)

     (c)  Alternate Compensation Plans
     In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 46,000 shares have been issued under this plan.

     The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As of May 31, 2003 45,964 deferred share units have been issued (2002 - 83,057), with a cash value of $58,000 (2002 - $62,000) being recorded in accrued liabilities.

     (d)  Stock Option Plan
     Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 12,000,000 common shares. Options are granted at the fair market value of the common shares on the date of grant. Options vest at various rates and have a term of five years. Stock option transactions for the three years ended May 31, 2003 are summarized as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                    2003                     2002                     2001
     ----------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED-                 Weighted-                Weighted-
                                                         AVERAGE                   average                   average
                                            OPTIONS     EXERCISE     Options      exercise     Options      exercise
                                            (000's)      PRICE       (000's)        price      (000's)        price
     ----------------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year        5,425        $1.17        4,144        $1.19        6,310        $0.80
     Granted                                 2,613        $0.72        3,188        $0.98        1,281        $2.08
     Exercised                                (873)       $0.83       (1,525)       $0.78       (2,550)       $0.73
     Forfeited                              (1,787)       $1.01         (382)       $1.39         (897)       $1.00
     ----------------------------------------------------------------------------------------------------------------
     Outstanding at end of year              5,378        $1.05        5,425        $1.17        4,144        $1.19
     ----------------------------------------------------------------------------------------------------------------
     Exercisable at end of year              2,921        $1.26        2,183        $1.32        2,486        $0.95
     ----------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at May 31, 2003:

                                            Options outstanding                                  Options exercisable
                            ------------------------------------------------------         -------------------------------
                                              Weighted-average
                                Options              remaining           Weighted-             Options           Weighted-
     Range of               outstanding       contractual life             average         exercisable             average
     Exercise prices            (000's)                (years)      exercise price             (000's)      exercise price
     ---------------------------------------------------------------------------------------------------------------------
     $0.33 to $0.49                918                    2.54               $0.37                 543               $0.39
     $0.50 to $0.99              3,227                    3.76               $0.80               1,272               $0.79
     $1.00 to $1.99                483                    2.44               $1.58                 455               $1.58
     $2.00 to $3.63                750                    2.06               $2.63                 651               $2.66
     ---------------------------------------------------------------------------------------------------------------------
                                 5,378                    3.20               $1.05               2,921               $1.26
     ---------------------------------------------------------------------------------------------------------------------

     (e)  Deferred Stock-based Compensation
     The Company recorded a deferred stock-based compensation charge relating to options issued under the Company's stock option plan amounting to $558,000 for ended May 31, 2003 (2002 - recovery $100,000 and 2001 - charge $351,000). Amortization of deferred stock-based compensation was $674,000 for the year ended May 31, 2003 (2002 - $296,000 and 2001 - $335,000).

     (f)  Pro forma disclosure for Employee Stock Based Compensation
     The Company accounts for its stock options granted to employee using the intrinsic value method. Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.

     A summary of the pro forma impact on the statement of loss is presented in the table below.

                                                               Years ended May 31
                                                     --------------------------------------
     (Amounts in 000's)                               2003            2002           2001
     --------------------------------------------------------------------------------------
     Loss for the year                               $16,634        $13,487        $15,213

     Compensation expenses related to the fair
      value of stock options                           1,929          1,574          1,394
     Employee stock-based compensation
      expense as recorded                               (511)          (296)          (335)
     --------------------------------------------------------------------------------------
     Pro forma loss for the period                   $18,052        $14,765        $16,272
     --------------------------------------------------------------------------------------
     Pro forma loss per common share                 $  0.12        $  0.10        $  0.12
     --------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The fair value of each option granted or modified has been estimated at the date of grant or modification using the Black-Scholes option pricing model with the following assumptions used for options granted in the years ended May 31 2003, 2002 and 2001: (i) dividend yield of 0%; (ii) expected volatility of 110% (2002 - 80%, 2001 - 95%) (iii) risk free interest rates ranging from 3.2% to 3.5% (2002 - 3.6%, 2001 - 5.4%) and (iv) expected lives of 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted - average grant date fair values of options issued in the years ended May 31, 2003, 2002 and 2001 were $0.75, $0.71 and $1.56 respectively.

6.   Income Taxes
     Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

     Significant components of the Company's future tax assets are as follows:


     As at May 31 (amounts in 000's)             2003               2002
     ---------------------------------------------------------------------
     Non-capital loss carryforwards            $  9,824           $  7,870
     Research and development expenditures       12,905             11,218
     Book over tax depreciation                   1,576              1,537
     Other                                          492                787
     ---------------------------------------------------------------------
     Future tax assets                           24,797             21,412
     Valuation allowance                        (24,797)           (21,412)
     ---------------------------------------------------------------------
                                               $      -           $      -
     ---------------------------------------------------------------------

     In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts have been completely offset by a valuation allowance.

     Research and development expenditures can be carried forward indefinitely. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

     Year of expiry  (amounts in 000's)                  Non-capital losses
     ----------------------------------------------------------------------
     2004                                                     $ 2,022
     2005                                                       2,295
     2006                                                       3,702
     2007                                                       4,625
     2008                                                       4,985
     2009                                                       6,535
     2010                                                       8,453
     ----------------------------------------------------------------------
                                                              $32,617
     ----------------------------------------------------------------------

7.   Research and Development Program
     The Company's cancer drug research and development programs focus primarily on the following technology

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     platforms:

     (a) Immunotherapy
     This clinical approach stimulates the body's natural defenses against cancer. The Company's lead drug Virulizin(R) is currently in a Phase III clinical trial for the treatment of pancreatic cancer and is being sold in the private market in Mexico for malignant melanoma.

     (b) Antisense
     Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown pre-clinical anti-cancer activity across a broad range of cancers and are currently in phase II and phase I trials, respectively.

     (c) Small Molecules
     Anti-cancer activity was discovered with an anti-fungal agent Clotrimazole ("CLT"). Based on the structural feature found to be responsible for the anti-cancer effect of CLT, chemical analogues of CLT have been designed and tested. The lead analogue NC381 is in the pre-clinical stage of development.

                                                                               Period from
                                            Years ended May 31                   inception
     (amounts in 000's)              ---------------------------------    Sept. 5, 1986 to
     Research and Development          2003         2002         2001         May 31, 2003
     --------------------------------------------------------------------------------------
     Immunotherapy
       Expensed                      $ 7,433       $4,612       $2,161           $36,921
       Acquired                            -            -            -                 -
     Antisense
       Expensed                        4,911        3,410        7,116            18,209
       Acquired                            -            -            -            11,000
     Small Molecules
       Expensed                          206          637          520             3,929
       Acquired                            -            -            -             1,228
     --------------------------------------------------------------------------------------
     Total expensed                  $12,550       $8,659       $9,797           $59,059
     --------------------------------------------------------------------------------------
     Total acquired                  $     -       $    -       $    -           $12,228
     --------------------------------------------------------------------------------------

8.   Supplementary Cash Flow Information
     Changes in non-cash working capital balances for each of the periods ended are summarized as follows:

                                                                                            Period from
                                                           Years ended May 31                 inception
                                                    ---------------------------------  Sept. 5, 1986 to
     (amounts in 000's)                             2003         2002          2001       May 31, 2003
     ---------------------------------------------------------------------------------------------------
     (INCREASE) DECREASE
     Prepaid expenses and amounts receivable        $   91      $   309        $ (409)       $ (527)
     Deferred charges                                    -            -             -             -
     INCREASE (DECREASE)
     Accounts payable                                  876       (2,686)          988            74
     Accrued liabilities                             1,052          253         1,269         3,802
     ---------------------------------------------------------------------------------------------------
                                                    $2,019      $(2,124)       $1,848        $3,349
     ---------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During the year ended May 31, 2003, the Company received interest of $1,679,000 (2002 - $2,488,000 and 2001 - $2,607,000).

9.   Commitments

     (a) Operating lease commitments
     The Company has entered into operating leases for premises under which it is obligated to make minimum annual payments of approximately $119,000 in 2004 and $102,000 in 2005.

     During the year ended May 31, 2003, operating lease expenses was $122,000 (2002 - $118,000 and 2001 - $206,000).

     (b) Other contractual commitments
     In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for a 20% share interest in NuChem, the payment of US $350,000 in shares of Lorus, and up to US$3,500,000 in cash. To date the Company has made cash payments of US$500,000. The remaining balance of up to US $3,000,000 remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired research and development and will be amortized over the estimated useful life of the asset.

     The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sublicense certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date the Company has not paid any royalties pursuant to the license agreement.


10.  Related Party Transactions
     During the year ended May 31, 2003, consulting fees of $48,874 were paid to a company which is controlled by a director of the Company (2002 - $68,000 and 2001 - nil).

     The amount payable to related parties as at May 31, 2003 was nil (2002 - $46,000 and 2001 - $140,000).

11.  Financial Instruments
     The carrying values of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

     Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

12.  Guarantees
     During 2003 the Company adopted the new CICA Accounting Guideline ACG-14 "Disclosure of Guarantees, which requires certain disclosures of obligations under guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company entered into various contracts whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

13.  Subsequent Events
     On June 11, 2003, the Company raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one one-half of one purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition the Company issued 1,835,400 compensation options for services in connection with the completion of the offering. Each compensation option entitles the holder to acquire one unit for $1.27 at any time on or before December 10, 2004.

14   Canada and United States Accounting Policy Differences
     These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In certain respects, GAAP as applied in the United States differs from that applied in Canada. There are no material measurement differences between Canadian GAAP and United States GAAP that apply to the consolidated financial statements.

     (a) SFAS 130 Reporting Comprehensive Income
     SFAS No. 130 establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions. Comprehensive loss for the periods presented in these financial statements equaled the loss for the period.

     (b) Recent Accounting Pronouncements
     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     Effective January 1, 2003, the Company adopted the initial recognition and measurement provisions of FASB interpretation No. 45 "Guarantees, Including Indirect Guarantees of Indebtedness of Others," which apply on a prospective basis to certain guarantees issued or modified after December 31, 2002. FIN 45 requires that a liability be recognized for the estimated fair value of the guarantee at its inception. The Company has entered into agreements that contain features which meet the definition of a guarantee under FIN 45 as described in note 12. The maximum amounts from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees. The adoption of FIN 45 did not have a material impact on the business, results of operations and financial condition of the Company.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The application of this Interpretation will not have a material effect on the Company's financial statements.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and acting Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures are effective as of May 31, 2003, except that certain information required to be furnished under cover of Form 6-K was filed later than the information was required to be filed. The Company has timely filed all required documents in its home jurisdiction.

It should be noted that while the Company's management believes that the Company's disclosure controls and procedures provide a reasonable level of assurance, they do not expect that the Company's disclosure controls and procedures or internal controls will prevent all error and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the fiscal year ended May 31, 2003, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on November --, 2003.

                                               LORUS THERAPEUTICS INC.


                                               By:    /s/ Shane A. Ellis
                                                      --------------------------
                                               Name:  Shane A. Ellis
                                               Title: Corporate Secretary & Vice
                                                      President of Legal Affairs

                                  EXHIBIT INDEX

Exhibit    Description
-------    -----------

 31.1 Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

 31.2 Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

 32.1 Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

 32.2 Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

 99.1      Consent of Auditors.