Form 40-F
LORUS THERAPEUTICS INC
filed 2004-10-18
CIK 882361

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2004

Commission file number 0-19763

LORUS THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

2 Meridian Road,

Toronto, Ontario, Canada, M9W 4Z7
416-798-1200
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP, 237 Park Avenue, New York, NY, U.S.A.   10017
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  171,794,174

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___   No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X   No___

FORM 40-F

Principal Documents

The following documents filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into the Annual Report on Form 40-F:

(a)

Annual Information Form dated October 8, 2004;

(b)

Management’s Discussion and Analysis for the fiscal year ended May 31, 2004; and

(c)

Consolidated Financial Statements for the fiscal year ended May 31, 2004, together with the report of the auditors thereon.  As explained in Note 14 to the Consolidated Financial Statements (page 28 of the registrant’s annual report), the registrant does not have any material measurement differences between Canadian GAAP and United States GAAP that apply to the consolidated financial statements.

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended May 31, 2004, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended May 31, 2004, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that J. Kevin Buchi, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of the three members of the registrant’s audit committee is an “independent director”, as that term is defined in the listing standards of the American Stock Exchange.

Code of Ethics.

The registrant has adopted a “Code of Ethics” (as that term is defined in Form 40-F), that

40-F2

applies to all directors, officers, employees and agents including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”).

The registrant is in the process of making the Code of Ethics available for viewing on the registrant’s website at www.lorusthera.com and until such time, also undertakes to provide a copy to any person without charge, upon written request by prepaid ordinary post to the Corporate Secretary, Lorus Therapeutics Inc., 2 Meridian Road, Toronto, Ontario, Canada M9W 4Z7 or by e-mail to Legal@lorusthera.com.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, granted from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by KPMG LLP during fiscal 2004 and 2003:

(US $000s)	2004	2003
Audit Fees	$61,972	$56,037
Audit-Related Fees	4,720	---
Tax Fees	---	10,569
All Other Fees	43,989	14,901
Total	$110,682	$81,507

Audit Fees.  Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards.  This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related fees.  Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: accounting consultations regarding internal processes.

Tax fees.  Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees.  All other fees include fees for translation, audit and review services related to an offering prospectus and advisory support services.

40-F3

Pre-Approval Policies and Procedures.

(a)

The audit committee of the registrant’s board of directors has within the charter of the audit committee adopted specific responsibilities and duties regarding the provision of services by the registrant’s external auditors, currently KPMG LLP.  This charter requires audit committee pre-approval of all permitted audit and audit-related services.  Any non-audit services must be submitted to the board of directors of the registrant for review and approval.

Under the charter, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee.  The pre-approval of services may be given at any time up to a year before commencement of the specified service.

Subject to the charter, the audit committee may establish fee thresholds for a group of pre-approved services.  In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) the audit committee’s responsibilities are not delegated to management.  All such services will be ratified at the next scheduled meeting of the audit committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.  The audit committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors.

(b)

Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by KPMG LLP were approved by the audit committee of the board of directors of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation  S-X.

Off-Balance Sheet Arrangements.

The registrant does not have any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

The following table presents contractual obligations of the company at May 31, 2004.

		Payments Due by Period
US$ Millions		Less than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	One Year	Years	Years	Years
Long term debt
Operating Lease Obligations	.110	.110	---	---	---
Contract Research Organizations	4.798	2.585	2.213	---	---
Total	4.908	2.698	2.213	---	---

40-F4

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are J. Kevin Buchi, Donald W. Paterson and Graham Strachan.

40-F5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form   40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process.

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 18, 2004.

Lorus Therapeutics Inc.

By:  “Dr. Jim A. Wright”

Name: Dr. Jim A. Wright

Title:

Chief Executive Officer

By:  “Paul J. Van Damme”

Name: Paul J. Van Damme

Title:

Chief Financial Officer

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form dated October 8, 2004
99.2	Management’s Discussion and Analysis for the fiscal year ended May 31, 2004 found at pages 8 to 15, inclusive, of the 2004 Annual Report of the Registrant
99.3

Consolidated Financial Statements for the fiscal year ended May 31, 2004, together with the report of the auditors thereon.  As explained in Note 14 to the Consolidated Financial Statements (page 28 of the registrant’s annual report), the registrant does not have any material measurement differences between Canadian GAAP and United States GAAP that apply ot the consolidated financial statements.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP

Exhibit 99.4

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dr. Jim A. Wright, certify that:

1.

I have reviewed this annual report on Form 40-F of Lorus Therapeutics Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated:

October 18, 2004

“Dr. Jim A. Wright”

Dr. Jim A. Wright
Chief Executive Officer
(Principal Executive Officer)

Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul J. Van Damme, certify that:

1.

I have reviewed this annual report on Form 40-F of Lorus Therapeutics Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated:

October 18, 2004

Paul J. Van Damme

Paul J. Van Damme
Chief Financial Officer
(Principal Financial Officer)

Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lorus Therapeutics Inc. (the “Company”) on Form 40-F for the year ended May 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr. Jim A. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  “Dr. Jim A. Wright”
Dr. Jim A. Wright
Chief Executive Officer

October 18, 2004

Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lorus Therapeutics Inc. (the “Company”) on Form 40-F for the year ended May 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul J. Van Damme, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  “Paul J. Van Damme”
Paul J. Van Damme
Chief Financial Officer

October 18, 2004

Exhibit 99.8

AUDITORS’ CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Lorus Therapeutics Inc.

We consent to the use inclusion in this Annual Report on Form 40-F of our audit report dated July 16, 2004, except as to note 13 which is as of October 5, 2004 on the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended May 31, 2004, and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2004 incorporated by reference in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

October 5, 2004