Form 40-F
period 2005-05-31
LORUS THERAPEUTICS INC
filed 2005-09-01
CIK 882361

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2005

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

CT Corporation System
111 Eighth Avenue, New York, New York 10011
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  172,541,334

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

Yes  X   No___

FORM 40-F

Principal Documents

The following documents filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into the Annual Report on Form 40-F:

(a)

Annual Information Form dated July 29, 2005;

(b)

Management’s Discussion and Analysis for the fiscal year ended May 31, 2005; and

(c)

Consolidated Financial Statements for the fiscal year ended May 31, 2005, together with the report of the auditors thereon.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 — Reconciliation of Canadian GAAP to US GAAP of the Notes to Audited Financial Statements (page 40 of the Annual Report) included herein by reference.

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended May 31, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

(c)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended May 31, 2005, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

Code of Ethics.

The registrant has adopted a “Code of Ethics” (as that term is defined in Form 40-F), that applies to all directors, officers, employees and agents including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”).

The registrant’s Code of Ethics is available for viewing on the registrant’s website at www.lorusthera.com and the registrant also undertakes to provide a copy to any person without charge, upon written request by prepaid ordinary post to the Corporate Secretary, Lorus Therapeutics Inc., 2 Meridian Road, Toronto, Ontario, Canada M9W 4Z7 or by e-mail to Legal@lorusthera.com.

40-F2

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, granted from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by KPMG LLP during fiscal 2005 and 2004:

(US $000s)	2005	2004
Audit Fees	$86,000	$61,972
Audit-Related Fees	30,141	4,720
Tax Fees	19,520	---
All Other Fees	17,720	43,989
Total	$153,381	$110,682

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

Audit-Related fees.  Audit-related fees are for assurance and related services, such as due diligence services that traditionally are performed by the external auditor. More specifically, these services include, among others: accounting consultations regarding internal processes.

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

40-F3

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

Tabular Disclosure of Contractual Obligations.

The following table presents contractual obligations of the company at May 31, 2005.

		Payments Due by Period
Contractual Obligations (US$ Thousands)	Total	< One Year	1 – 3 Years	4 – 5 Years	> 5 Years
Operating Lease Obligations	297	109	188	---	---
Contract Research Organizations	1,728	---	1,728	---	---
Convertible debenture	12,000	---	---	12,000
Total	14,025	109	1,916	12,000	---

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are J. Kevin Buchi, Donald W. Paterson and Graham Strachan.

40-F4

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 30th, 2005.

                                                         Lorus Therapeutics Inc.

                                                         By:  “Jim Wright”

                                                         Name: Dr. Jim A. Wright

                                             Title:     President & Chief Executive Officer

                                                         By:  “Paul J. Van Damme”

                                                         Name: Paul J. Van Damme

       Title:

                                                         Chief Financial Officer

40-F5

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form dated July 29, 2005
99.2	Management’s Discussion and Analysis for the fiscal year ended May 31, 2005 found at pages 8 to 24, inclusive, of the 2005 Annual Report of the Registrant
99.3

Consolidated Financial Statements for the fiscal year ended May 31, 2005, together with the report of the auditors thereon.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 — Reconciliation of Canadian GAAP to US GAAP of the Notes to Audited Financial Statements (page 40 of the Annual Report) included herein by reference.

99.4	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of President & Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP

40-F6

Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal year ended May 31, 2005

July 29, 2005

40-F7

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

3

THE COMPANY

5

BUSINESS OF THE COMPANY

5

Overview

5

Cancer Therapy Technologies

6

Principal Products

6

Research, Development and Manufacturing Agreements

14

Business Strategy

15

Financial Strategy

15

Intellectual Property and Protection of Confidential Information and Technology

17

Regulatory Requirements

18

Regulatory Strategy

21

Co-Development, Marketing and Distribution

21

Competition

22

Human Resources

22

Properties

23

Control of the Registrant

23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

23

SHARE CAPITAL AND MARKET FOR SECURITIES

23

Share Capital

23

Market for Securities

23

Dividends

24

LEGAL PROCEEDINGS

24

CODES OF CONDUCT AND ETHICS

24

DIRECTORS AND OFFICERS

24

Audit Committee

26

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

28

RISK FACTORS

28

TRANSFER AGENT AND REGISTRAR

36

MATERIAL CONTRACTS

36

ADDITIONAL INFORMATION

36

GLOSSARY

38

SCHEDULE A

41

40-F8

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, our ability to obtain the capital required for research, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, operations and marketing and other risks detailed from time-to-time in Lorus Therapeutics Inc.’s (the “Company”) ongoing quarterly filings, annual information forms and annual reports.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this annual information form:

  Our management’s discussion and analysis of financial condition and results of operations for the fiscal years ended 2005 and 2004 (the “MD&A”) found at pages 8 to 24 inclusive of our annual report for fiscal 2005 (the “Annual Report”);

  Our audited consolidated balance sheets as at May 31, 2005 and May 31, 2004, the audited consolidated statements of loss and deficit and the consolidated statements of cash flows for each of the years in the three year period ended May 31, 2005, including the auditors’ report therein (collectively, the “2005 Financial Statements”) found at pages 25 to 44 inclusive of the Annual Report; and

  Our management information circular dated July 29, 2005 (the “Circular”) prepared in connection with the September 13, 2005 annual and special meeting of the shareholders of Lorus Therapeutics Inc., other than the sections entitled “Composition of the Governance Committee”, “Report on Executive Compensation” and “Performance Graph”.  Those portions of the Circular not so incorporated by express reference do not form part of this annual information form.

Copies of the MD&A, the Annual Report, the 2005 Financial Statements and the Circular are available as filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Unless otherwise indicated, or the context requires otherwise, the information appearing in this annual information form is stated as at May 31, 2005 and references in this annual information form to “$” or “dollars” are to Canadian dollars.  Information contained on our website is not part of this annual information form.

40-F9

Virulizin® is a trademark of the Company.  All other trademarks or trade names referred to in this annual information form are the property of their respective owners.

For ease of reference, a glossary of terms used in this annual information form can be found beginning on page 37.

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

At our annual and special meeting of shareholders to be held on September 13, 2005, we will be asking shareholders to approve, among other things, a resolution continuing the Company under the Canada Business Corporations Act.

The address of the Company’s head and principal office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

In this annual information form the terms “Lorus”, “we”, “us”, “our”, “the Company”, and similar expressions refer to Lorus Therapeutics Inc. together with its subsidiaries, unless otherwise noted or the context otherwise requires.  Lorus’ subsidiaries are GeneSense Technologies Inc. (“GeneSense”), a corporation incorporated under the laws of Canada, of which Lorus owns 100% of the issued and outstanding share capital, and NuChem Pharmaceuticals Inc. (“NuChem”), a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital.

BUSINESS OF THE COMPANY

Overview

Lorus Therapeutics Inc. is a life sciences company focused on the research, development and commercialization of effective anticancer therapies with high safety. Lorus believes that we have established a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to a global Phase III clinical trial that completed Last Patient Visit (LPV) in July 2005. A growing intellectual property portfolio supports this product pipeline.

Our commercial success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing. We have not commercially marketed any product other than Virulizin®, which is being sold in the private market in Mexico for malignant melanoma.  As of July 31, 2005, Lorus’ contract with Mayne Pharma to distribute Virulizin® in Mexico will be terminated as a result of Mayne Pharma ceasing operations in Mexico and Brazil.  Lorus is currently investigating alternatives to continue our presence in the Mexican market.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects that are intended to improve patient quality of life. Many of the drugs currently approved for the treatment and management of cancer are toxic resulting in severe side effects that limit dosing and efficacy.  We believe that a product development plan based on effective and safe drugs would have broad applications in cancer treatment. Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach

40-F10

is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. In developing and evaluating our products, we evaluate the merits of each product throughout the clinical trial process and consider commercialization opportunities. The anticancer drugs in our product pipeline, from different platform technologies, are as follows: Immunotherapeutics (Virulizin®); antisense (GTI compounds) and small molecule product candidates.

Cancer Therapy Technologies

Cancer Biotherapy

Chemotherapeutic drugs have been the predominant medical treatment option for cancer, particularly metastatic cancer, for the past 30 years.  However, more recently, a wide range of new cancer drugs have been developed that are efficacious while improving patient quality of life.  Unlike chemotherapies, which are usually based on chemical synthesis, these new drugs are of biological origin, based on naturally occurring molecules, proteins or genetic material. While chemotherapy drugs are relatively non-specific and as a result toxic to normal cells, these biological agents specifically target individual molecules or genes that are involved in disease and are therefore more toxic to tumor cells.  The increased specificity of these drugs may result in fewer and milder side effects, meaning that, in theory, larger and therefore, more effective doses can be administered.

Our lead products span three classes of anticancer therapies: (i) immunotherapy, based on macrophage-stimulating biological response modifiers; (ii) antisense therapies, based on synthetic segments of DNA designed to bind to the messenger RNA (mRNA) that is responsible for the production of proteins over-expressed in cancer cells, and (iii) small molecule therapies based on antiangiogenic, antiproliferative and anti-metastatic agents.  In addition, we also have a number of other anticancer technologies in the research and preclinical stages of development, including tumor suppressor gene therapy, siRNA and U-Sense technology.  See “Principal Products”.

Principal Products

We have product candidates in each of the three classes of anticancer therapies identified above.  We also have product candidates based on other anticancer technologies in the research and preclinical stages of development, including gene therapy and U-Sense technology.  The chart set out below illustrates our current view of the clinical development stage of each of our products.  This chart reflects the current regulatory approval process for biopharmaceuticals in each of Canada and the United States (with the exception of Virulizin® for malignant melanoma which is approved for use in the private market in Mexico).  See “-- Regulatory Requirements” for a description of the regulatory approval process in Canada and the United States. These qualitative estimates of the progress of our products are intended solely for illustrative purposes and the information contained herein is qualified in its entirety by the information appearing elsewhere or incorporated by reference in this annual information form.

40-F11

IMMUNOTHERAPY

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases such as cancer.  Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells, or it might stimulate the production of specific cancer fighting cells.

The human immune system is comprised of a complex network of organs, tissues, cells and molecules that together protect the body against foreign substances such as viruses, bacteria and foreign tissue.  In addition to foreign substances, these systems specifically recognize and destroy aberrant cells that lead to cancer.  As a result, appropriate immune system response is critical to health and survival. When the immune system functions properly, it recognizes and effectively eliminates foreign substances and cancer cells whereas inadequate or suppressed immune function may result in disease. Foreign pathogens and cancer cells have developed intricate mechanisms for evading immune surveillance and as a result there is often inadequate immune response to certain disease states.  When inadequate or suppressed immune function occurs, modification or enhancement of the immune system may restore normal function.  Immune system modification or enhancement may be achieved through the use of therapeutic products that stimulate or activate the immune system to achieve a desired response.

40-F12

In recent years, a major focus of the biotechnology industry has been to develop naturally occurring human therapeutics, broadly referred to as biological response modifiers (“BRMs”), and are so described because they are able to influence specific cellular events in the body. Many different substances are classified as BRMs and they have varied biological activities. Some of the major categories of BRMs include interferons (naturally occurring proteins capable of killing cancer cells or inhibiting their growth) and interleukins (growth factors that stimulate cells of the immune system to fight cancer).  BRMs have applications in a variety of diseases, including cancer and viral infection, and are currently being employed in cancer immunotherapy.  BRMs may be used alone, in various combinations with other BRMs, or as adjuncts to other therapies.

VIRULIZIN®

Virulizin®, Lorus’ immunotherapeutic drug, has been shown to be a non-toxic immunotherapy that stimulates monocytes and macrophages to infiltrate tumor tissue and attack tumor cells.  Monocytes and macrophages are types of white blood cells that are key players in the immune response to foreign pathogens and tumor cells.  When macrophages and monocytes are activated, they produce proteins called cytokines which have the ability to kill tumor cells directly.  Our studies indicate that Virulizin® stimulates the release of tumor necrosis factor (TNF-alpha), one type of cytokine, in immune cells to induce apoptosis (programmed cell death) of tumor cells.  Our studies also indicate that Virulizin® produces fewer negative side effects than commonly used chemotherapy agents likely because the drug works by stimulating the immune system to attack the cancer, rather than directly killing cancerous cells.

Preclinical Testing

Toxicity studies conducted at independent laboratories have shown Virulizin® to have an excellent safety profile.  No demonstrable LD50 was determined during these studies and repeated administrations of Virulizin® did not result in organ system toxicities.  In November 1998, additional preclinical data on the efficacy of Virulizin® was obtained from studies performed at the University of Nebraska Medical Center.  We performed these supporting studies to determine the efficacy of Virulizin® in connection with gemcitabine, an Eli Lilly product that is the standard for first-line treatment of pancreatic cancer, in a human tumor xenograft model commonly used for pancreatic cancer.  After extended daily administration, Virulizin® significantly inhibited tumor growth in this model compared to a placebo. Virulizin® also showed a trend towards a cooperative anti-tumor activity when combined with gemcitabine.

Over the past few years Lorus has made great progress in understanding the potential for Virulizin® in the treatment of cancer. Preclinical studies, using experimental models of human cancer, demonstrate anti-tumor efficacy for Virulizin® against pancreatic, prostate, breast and ovarian cancers and melanoma.  These studies demonstrate efficacy that typically exceeds standard therapy and furthermore demonstrate improved efficacy when Virulizin® is given in combination with standard therapy. Also of importance is that Virulizin® is effective against chemotherapy resistant pancreatic cells. These studies have been published in peer reviewed scientific journals (Cancer Chemotherapy and Pharmacology and Anticancer Drugs) and the data presented at a number of international scientific and clinical research conferences. In addition to understanding the potential applications of Virulizin®, scientists at Lorus have made considerable progress in elucidating the mechanism by which Virulizin® acts as a BRM and anticancer agent. Two recent publications in the International Journal of Oncology and the Cancer Immunology and Immunotherapy summarize a number of studies aimed at understanding the cellular and molecular mechanism by which Virulizin® acts on the immune system to produce an anti-tumor immune response. These studies identified two major components of the innate immune system, namely macrophages and natural killer (“NK”) cells, as targets for Virulizin® action. In vitro and in vivo data support a mechanism in which Virulizin® sets in motion a complex and intricately controlled pathway that starts with macrophages and results in expansion of NK cells, recruitment of macrophages and NK cells to the tumor site and a concomitant increase in programmed cell death (termed “apoptosis”) of tumor cells.

40-F13

In 2004 these studies expanded to elucidate the detailed molecular events that are responsible for the cellular changes observed upon Virulizin® treatment. To date Lorus has identified IL12 and IL17E as important molecular components in Virulizin®-mediated immune stimulation. The data from these studies were presented at a number of international conferences in 2004 and 2005 including the 2005 AACR annual meeting and 2005 ASCO meeting and the 12th International ICI meeting . Recently the data linking IL12 production by macrophages to NK activation in response to Virulizin® were published in Cancer Immunology and Immunotherapy. This paper describes how Virulizin® stimulates macrophages resulting in increased IL12 production, which in turn is a critical molecular component signaling activation of NK cells.

Clinical Development Program

Our early clinical trials were primarily established to determine the safety and efficacy of Virulizin® as a single therapeutic agent for treating the most serious or life threatening cancer indications.  These clinical trials involved Stage III and Stage IV cancer patients who had been diagnosed with cancers that were life threatening and for which there were no established effective therapies.  Approximately 250 patients were enrolled in the clinical trials conducted in the United States, Canada and Mexico and others have received Virulizin® through Lorus’ special access program.

Lorus received Orphan Drug designation from the United States Food and Drug Administration (“FDA”) in February 2001 for Virulizin® in the treatment of pancreatic cancer.  Orphan drug status is awarded to drugs used in the treatment of a disease that afflicts less than 200,000 patients annually in the United States to encourage research and testing.  This status means that the FDA will help to facilitate the drug’s development process by providing financial incentives and granting seven years of market exclusivity in the United States (independent of patent protection) upon approval of the drug in the United States. In June 2005, Lorus announced that Virulizin® was granted Orphan Drug Status in the European Union for pancreatic cancer.

In 2002 Lorus initiated a phase III trial to evaluate Virulizin® against pancreatic cancer. This double-blinded, randomized clinical trial is being conducted at over 100 sites in North America and Europe with enrolment of 436 patients with advanced pancreatic cancer.  Patients enrolled in the study were randomized to receive either treatment with Virulizin® plus gemcitabine or treatment with placebo plus gemcitabine. Optional second line therapy for those patients who fail or become resistant to gemcitabine may include Virulizin® or placebo, alone or in combination with 5-Fluorouracil (“5-FU”).  The study protocol provides that all study subjects be monitored throughout the remainder of their lifespan.  The end points of the study are survival and clinical benefits and the duration is expected to be approximately three years.

In mid-2004 Lorus completed “Enrolment Close” for the Phase III clinical trial evaluating Virulizin® for the treatment of advanced pancreatic cancer. In January 2005, Lorus received a successful independent Data Safety Monitoring Review Board (“DSMB”) review from the ongoing phase III trial. This review determined that Virulizin® met safety requirements for continuation of the trial. In July 2005 Lorus announced completion of “Last Patient Visit” for the phase III trial. This will be followed by data cleaning at the clinical sites and then database lock and data analysis. Given the current timeline and barring delays the Phase III trial results should be available in late 2005, In anticipation of the trial results, Lorus attained agreement from the FDA to initiate rolling submission of the New Drug Application for Virulizin®. This is an accelerated submission process that is available to drugs that have received Fast Track designation and allows Lorus to submit completed sections of the NDA as they become available and in advance of the trial results.

Lorus has appointed Dr. Richard Just as the Global Study Principal Investigator of our Virulizin® Phase III clinical trial.  Dr. Just is based out of the Scripps Cancer Center, Clinical Cancer Research in San Diego and Escondido CA.  Dr. Just is licensed in Internal Medicine, Medical Oncology and Hematology.

In November 2003, we announced the further global expansion of the Emergency Drug Release (“EDR”) program for Virulizin® for advanced pancreatic cancer. The program has grown to include a total of 12 countries, with over 78 patients having received Virulizin® for treatment of advanced cancer in the past year. Countries that have granted regulatory authorization for use of Virulizin® as a compassionate drug now include the United States, Canada, Japan, Australia, Argentina, Italy, Israel, Greece, Cyprus, Korea, Poland and Taiwan.

40-F14

Clinical Trial Results

Pancreatic Cancer

In August 1998, we released results of the Phase I/II trial evaluating Virulizin® in patients with pancreatic cancer at the Rush Cancer Institute. Of the 26 patients enrolled, 19 were deemed evaluable according to the study protocol. We announced that the overall median survival for all evaluable patients was 6.7 months and the six-month survival rate was 58%. These results confirmed and extended the previous studies we had conducted in Canada in pancreatic cancer patients. Results of the Phase I/II trial also showed that Virulizin® exhibited an excellent safety profile and that Virulizin® deserved further study as a treatment for pancreatic cancer.

Future Indications

We believe that in vitro and in vivo research supports the therapeutic potential of Virulizin® in the treatment of diseases associated with immune system disorders other than cancer. We previously sponsored research studies at Rush-Presbyterian-St. Luke’s Medical Center in Chicago to study the potential of Virulizin® in the treatment of endometriosis. Our scientists have also conducted preclinical research in the use of Virulizin® in combination with known cytotoxic or chemotherapeutic agents in the treatment of a number of different cancer indications.

ANTISENSE THERAPEUTICS

 Metabolism, cell growth and cell division are tightly controlled by complex protein signaling pathways in response to specific conditions, thereby maintaining normal function. Many human diseases, including cancer, can be traced to faulty protein production and/or regulation. As a result, traditional therapeutics were designed to interact with the disease-causing proteins and modify their function. A significant number of current anticancer drugs act by damaging either DNA or proteins within cells (e.g., chemotherapy) or by inhibiting the function of proteins or small molecules (e.g., estrogen blockers, such as Tamoxifen). Antisense therapeutics offer a novel approach to treatment in that they are designed to prevent the production of proteins causing disease.

The premise of this therapeutic approach is to target an earlier stage of the biochemical process than is usually possible with conventional drugs. The blueprint for protein production is encoded in the DNA of each cell. To translate this code into protein the cell first produces mRNAs (messenger ribonucleic acids) specific to each protein and these act as intermediaries between the information encoded in DNA and production of the corresponding protein. Most traditional therapies interact with the final synthesized or processed protein.  Often this interaction lacks specificity that would allow for interaction with only the intended target, resulting in undesired side effects.  In contrast, this newer approach alters gene-expression at the mRNA level, prior to protein synthesis, with specificity such that expression of only the intended target is affected.  We believe that drugs based on this approach may have broad applicability, greater efficacy and fewer side effects than conventional drugs.

We have developed a number of antisense drugs, of which our lead products are GTI-2040 and GTI-2501.  These products target the two components of ribonucleotide reductase (‘‘RNR’’). RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair.  RNR is made up of two components, R1 and R2, encoded by different genes. RNR is essential for the formation of deoxyribonucleotides, which are the building blocks of DNA.  Since RNR activity is highly elevated in tumor cell populations and is associated with tumor cell proliferation, we have developed antisense molecules specific for the mRNA of the R1 (GTI-2501) or the R2 (GTI-2040) components of RNR.

40-F15

Furthermore, the R2 component also appears to be a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumor cells. Consequently, reducing the expression of the RNR components in a tumor cell with antisense drugs is expected to have antitumor effects.

In addition to our clinical stage antisense drugs targeting RNR, we have four additional antisense targets in various stages of preclinical development including IGF II, neuropilin, thioredoxin and thioredoxin reductase. On April 5, 2005 we announced that we had signed a collaboration agreement with one of Japan's leading pharmaceutical companies, Sumitomo Pharmaceuticals Co. Ltd. (“Sumitomo”) and Koken Co. Ltd (“Koken”) with respect to GTI-2601, the lead antisense compound targeting thioredoxin.  Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules.  The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug.  This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1).

GTI-2040

Our lead antisense therapy is GTI-2040, an antisense drug that targets the R2 component of RNR and has exhibited antitumor properties against over a dozen different human cancers in standard mouse models, including chemotherapy resistant tumors. We have recently completed a Phase II clinical trial of GTI-2040 for advanced or metastatic renal cell carcinoma.  We have also commenced a multiple Phase II clinical trial program in cooperation with the United States National Cancer Institute (“NCI”), for the study of GTI-2040 for the treatment of acute myeloid leukemia (“AML”), breast cancer, lung cancer, colon cancer, prostate cancer and a series of solid tumors.

The R2 component is an effective target for drug intervention because it is the rate-limiting component in the RNR activity important for cancer cell proliferation.  It also appears to be bi-functional since an elevation in the R2 component in cancer cells can alter the activity of an important biochemical signal pathway called the MAP Kinase Pathway, which is known to play a role in mechanisms leading to the development of cancer.  Since it has been noted that levels of R2 are elevated in cancer cells, an antisense molecule that binds to the mRNA coding for R2 would potentially inhibit the proliferation of diseased/cancerous cells.

 We have designed antisense molecules that specifically target the R2 mRNA. Screening of these compounds in in vitro and in vivo assays identified GTI-2040 as a lead therapeutic compound. Further studies on GTI-2040 demonstrated:

  reduced R2 protein and R2 mRNA levels in human tumor cells grown in culture;

  target and sequence specific inhibition of R2 protein and mRNA.

  significant inhibition of tumor cell growth in vitro;

  statistically significant reduction of tumor growth and tumor cell dissemination (metastasis) in animal models;

  increased survival in models of haematological malignancy: and

  Antisense mechanism of action of GTI-2040.

The results of these studies were published in Cancer Research in 2002. Further, research indicates that reducing levels of R2 expressed in cells lowers resistance levels to other pharmaceutical compounds that might be used in combination therapy with GTI-2040.  This is consistent with the observed improved efficacy of a number of standard chemotherapeutics when given in combination with GTI-2040 in animal models of human cancer. The results of these studies have been presented at international conferences, including a 2003 AACR Special Conference in Cancer Research: Advances in Breast Cancer Research; Genetics, Biology, and Clinical Implications and the 2004 AACR annual meeting.

40-F16

In addition to potency testing Lorus continues to develop assays for testing of clinical samples for target down regulation. A manuscript describing studies evaluating an improved sample collection method for mRNA analyses has been accepted for publication in the Journal of Clinical Laboratory Analysis.

Preclinical Testing

Formal preclinical development of GTI-2040, including manufacturing and toxicology studies, was initiated in mid-1998.  Preclinical studies, including GLP toxicology studies in standard animal models, have demonstrated that GTI-2040 is well tolerated at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development

On March 12, 2003, the FDA awarded Orphan Drug Status to GTI-2040 for the treatment of renal cell carcinoma.

In July 2003, we announced the FDA’s approval of the NCI sponsored IND application for a clinical trial of GTI-2040 in combination with cytarabine, in patients with refractory or relapsed AML. Cytarabine is the current established drug for treating AML patients.  The study is part of a Phase II clinical program to be conducted under the sponsorship of the Cancer Treatment Evaluation Program of the NCI pursuant to a clinical trials agreement between Lorus and the NCI. This study is ongoing.

In August 2003, we announced that the FDA had approved the NCI’s IND to begin a Phase II clinical trial to investigate GTI-2040 as a treatment for metastatic breast cancer in combination with capecitabine (Xeloda, manufactured by Roche Laboratories Inc.).

In September 2003, we received approval from Health Canada for initiation of a clinical trial of GTI-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer (“NSCLC”), as part of a Phase II clinical program of GTI-2040 in collaboration with the NCI. Interim results from this study were announced in May 2005 and presented at the 2005 annual ASCO meeting. Briefly, the toxicity profile was determined to be acceptable for the specific combination therapy and the observed level of disease stabilizations was encouraging given the advanced stage of the disease in this subset of patients.

In February 2004 we announced the initiation of a Phase II clinical trial examining the use of GTI-2040 in combination with gemcitabine in patients with solid tumors.  This study is part of a larger clinical program sponsored and coordinated by the NCI. This study is ongoing.

In May 2004, we announced the initiation of a Phase II clinical trial examining GTI-2040 in combination with oxaliplatin and capecitabine in the treatment of advanced unresectable colon cancer.  This study is part of a clinical trials program sponsored by the NCI.  This study is ongoing.

In November 2004, we announced the initiation of a Phase II clinical trial examining GTI-2040 in combination with docetaxel and prednisone in hormone refractory prostate cancer (“HRPC”).  This study is part of a clinical trials program sponsored by the NCI.  This study is ongoing.

In April 2005, we announced completion of a Phase II clinical trial of GTI-2040 in combination with capecitabine, in patients with advanced, end-stage renal cell cancer in the United States. This trial was a single-arm pilot study examining the safety and efficacy of GTI-2040 used in combination with the anticancer agent capecitabine. The majority of patients had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome in renal cell cancer.  All 33 patients entering this study had advanced disease with multiple metastatic sites, with or without prior removal of the primary kidney tumor. However, more than half (52%) of the patients

40-F17

on the recommended dose exhibited disease stabilization or better, including one confirmed partial response. Durable tumor reductions observed at the recommended dose included 23 per cent reduction of tumor burden in a patient with a disease stabilization of 10 months duration, and 39 per cent reduction of tumor burden in a patient with a partial response to treatment of eight months duration. Other disease stabilizations of four to nine months’ duration were also observed. In keeping with the company’s goal of developing anticancer drugs with high safety characteristics, GTI-2040 was well tolerated when combined with a cytotoxic agent with expected adverse events. These results confirmed earlier interim analyses of the study. Interim data were presented at the ENA meeting in September 2004, a leading forum for presenting clinical oncology research, organized jointly by the European Organization for Research and Treatment of Cancer (EORTC), the United States National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) and published in the Eur J Cancer Supplements, Vol 2 No 8, p.136.

In May 2005, Lorus received Orphan Drug designation from the FDA for GTI-2040 in the treatment of AML.

GTI-2501

Our other antisense therapy is GTI-2501, designed to specifically target the R1 mRNA, resulting in:

  reduced R1 protein and R1 mRNA levels;

  significant inhibition of tumor cell growth in vitro;

  statistically significant reduction of tumor growth and tumor cell dissemination (metastasis) in animal models with total regression observed in some tumor models;

  increase in survival in models of haematological malignancy;

  target and sequence specific inhibition of R1 protein and mRNA:

  efficacy against chemotherapy resistant tumor models; and

  improved efficacy of standard chemotherapy when given as a combination with GTI-2501.

Research indicates that GTI-2501 specifically prevents the formation of the R1 protein required for RNR activity.

Preclinical Testing

GTI-2501 has demonstrated antitumor activity in a wide range of human cancers in standard mouse models including human breast, kidney and prostate cancers.  Preclinical studies have demonstrated that GTI-2501 is well tolerated in standard animal models at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development Program

GLP-toxicology studies for GTI-2501 were completed in November 2000 and approval of an IND was received from the FDA in February 2001. This Phase I dose-escalating study at the University of Chicago Medical Centre was designed to establish the recommended clinical Phase II dose as well as look at the safety profile of GTI-2501.  A total of 34 patients with solid tumors or lymphoma were enrolled and have been evaluated following clinical completion.  In December 2003, we announced that a Phase II clinical trial for the treatment of HRPC had been initiated at the Toronto Sunnybrook Regional Cancer Centre, in which GTI-2501 is administered in combination with docetaxel. The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled.  This represents the first clinical trial of GTI-2501 in Canada following the successful conclusion of the Phase I clinical trial in 2004 in the United States.  We announced expansion of this ongoing HRPC trial to two additional sites in Canada in July 2004 and the study is ongoing.

40-F18

SMALL MOLECULE THERAPIES

Most anticancer chemotherapeutic treatments are DNA damaging, cytotoxic agents, designed to act on rapidly dividing cells.  Treatment with these drugs typically includes unpleasant or even serious side effects due to the inability of these drugs to differentiate between normal and cancer cells and/or due to a lack of high specificity for the targeted protein.  In addition, these drugs often lead to the development of tumor-acquired drug resistance. As a result of these limitations, a need exists for more effective anticancer drugs.  One approach is to develop small molecules with a greater specificity as anticancer drugs.  Chemical compounds weighing less than 1000 daltons (a unit of molecular weight) are designated as small or low molecular weight molecules. These molecules can be designed to target specific proteins or receptors that are known to be involved with disease.

LOW MOLECULAR WEIGHT COMPOUNDS

In May 2004, we announced the discovery of novel low molecular weight compounds with potential anticancer and antibacterial activity. The finding comes after three years of research by Lorus scientists through a small molecule discovery program. We subsequently signed a collaboration agreement with the University of Toronto to provide a further development and delivery strategy for the compounds.

OTHER TECHNOLOGIES

Further antisense approaches for the treatment of cancer and drug resistant bacteria are also being investigated in the Lorus laboratory.  In addition, several promising new product opportunities have been introduced to our portfolio and are being assessed for their potential as new drug candidates.  They include technologies in areas of tumor suppressor gene therapy, siRNA molecules targeting RNR and U-Sense compounds that we believe to have the potential to work through a unique mechanism of action to decrease the expression of cancer relevant genes.

Gene Therapy

Researchers at Lorus have developed a gene therapy product using the R1 gene of ribonucleotide reductase (which has been shown to act as a tumour suppressor gene) encoded in a modified adenoviral vector [rAd5-R1] for the potential treatment of patients with colon cancer. This project is in the preclinical phase of development.

siRNA

siRNA technology has literally changed the way in which researchers and drug discovery companies explore disease causes and mechanisms of progression. Originally identified in c. Elegans (worm) as a host defense mechanism (1998), RNA interference, was rapidly recognized as a major factor in host defense against viral infection, post-transcriptional gene regulation and heterochromatin assembly. In parallel with studies on the functions and mechanism of RNA interference, laboratories began using siRNA as a powerful tool to knockdown gene expression. Given the well-defined mechanism of action of RNA interference and exquisite target specificity there is growing interest in developing the technology for therapeutic applications. As with all gene-based technologies siRNA is dependant on the choice of target.  RNR is an essential enzyme involved in a rate-limiting step in the synthesis of dNTPs required for DNA synthesis.  Rapidly proliferating cells such as cancer cells absolutely require RNR and as a result down-regulation of this enzyme results in inhibition of tumor cell growth and proliferation. Although drugs targeting the RNR protein complex are available many are limited by lack of specificity that leads to toxicity and development of drug resistance. As a result a novel gene-based therapeutic, targeting RNR, would have broad potential in cancer therapy. Recent publications from research laboratories demonstrate the potential of siRNA targeting the R2 (M2) subunit of RNR as an anticancer strategy. Given their extensive experience with RNR as an anticancer target Lorus moved in 2003 to develop an anticancer therapeutic

40-F19

based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead compounds and preliminary in vitro and in vivo characterization of these compounds has yielded promising results.

U-sense

Lorus is also working on a therapeutic platform based on short oligonucleotides that are identical to sequences in the untranslated regions of mRNA molecules. The binding of these oligonucleotides to factors (i.e. proteins) that would otherwise bind to the mRNA has the potential to affect translation and/or stability of the mRNA and as a result alter expression of the protein product.

We intend to continue developing these compounds with the aim of identifying new drug candidates for clinical trials as the three lead drugs make their way through clinical trials.

Research, Development and Manufacturing Agreements

In March 2001, we signed an agreement with Dalton Chemical Laboratories Inc. for the manufacturing of Virulizin®.  The drug was manufactured for the Phase III clinical trial program that we initiated in fiscal 2002.

In July 2004, we entered into negotiations with Diagnostics Chemicals Limited (doing business as BioVectra dcl) in Prince Edward Island for the commercial manufacture of Virulizin® and the contract was executed in October 2004. BioVectra has a cGMP facility capable of large-scale commercial production. Signing of the contract was preceded by the successful technology transfer of the Virulizin® manufacturing process. In June 2005 Lorus announced that BioVectra had successfully produced Virulizin® in both optimized clinical and commercial batch scales.  Assuming positive data from the ongoing Phase III clinical trial of Virulizin® BioVectra will initiate commercial production in late 2005.

We have entered into a contract with a cGMP manufacturer to produce its bulk active drug substance for our antisense compounds.  The manufacturer supplied bulk active drug for Good Laboratory Practices (“GLP”) toxicology studies and drug stability studies and has supplied bulk active drug, subsequently formulated, for both the GTI-2040 and GTI-2501 clinical trials. Proligo has filed a drug master file (“DMF”) with the FDA and has supplied the necessary documentation to support the IND submission.

University of Manitoba

The University of Manitoba (the “University”), Dr. Jim Wright, Dr. Aiping Young and Cancer Care entered into an exclusive license agreement (the “License Agreement”) with GeneSense dated June 20, 1997 pursuant to which GeneSense was granted an exclusive worldwide license to certain patent rights with the right to sub-license.  In consideration for the exclusive license to GeneSense of the patent rights, the University and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by GeneSense from the sale of products or processes derived from the patent rights and 1.67% of all monies received by GeneSense from sub-licenses of the patent rights. GeneSense is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses.  Pursuant to the terms of the License Agreement, any and all improvements to any of the patent rights derived in whole or in part by GeneSense after the date of the License Agreement are not included within the scope of the License Agreement and do not trigger any payment of royalties.

National Cancer Institute

In February 2003, Lorus and the U.S. National Cancer Institute (NCI) approved clinical protocols to conduct a series of clinical trials in a Phase II program to investigate the safety and efficacy of our lead antisense drug, GTI-2040 in breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and in a range of solid tumors. Lorus and the NCI signed a formal clinical trial agreement in which the NCI financially sponsors the GTI-2040 clinical trials, while Lorus will provide the clinical trial drug.  The sixth and final study in HRPC was initiated in November 2004, and all six trials were in progress as of May 31, 2005

40-F20

University of Toronto

In May 2004 we signed a collaboration agreement with the University of Toronto to provide a further development and delivery strategy for our novel low molecular weight compounds with anticancer and antibacterial activity.  The development strategy is partially funded by a grant awarded to Lorus and the University from the Natural Sciences and Engineering Research Council of Canada/Collaborative Research and Development.   The collaboration agreement provides for payment by us to the University of set fees and a percentage of net revenues derived from any intellectual property developed under the agreement if and when the intellectual property is commercialized.

Sumitomo and Koken

In April 2005 we signed a collaboration agreement with Sumitomo and Koken with respect to GTI-2601, our antisense compound targeting thioredoxin.  Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules.  The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug.  This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1).

Ion Pharmaceuticals

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”).  To July 2005, NuChem had made cash payments totaling US $500,000 to Ion.  The balance is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs.

All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem.  As at May 31, 2005, Lorus had provided a total of $6,014,997 of funding to NuChem.

Other

From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended.  These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a commercialized product.

We also have licensing agreements to use proprietary technology of third parties in relation to our research and development.  If this research ultimately results in a commercialized product, we have agreed to pay certain royalties and licensing fees.

Business Strategy

By developing cancer therapeutics using different mechanisms of action that may be efficacious against a wide variety of cancers, we seek to maximize our opportunity to address multiple cancer therapeutic markets.  In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and consider commercialization opportunities when appropriate.  In the next fiscal year, we intend to pursue arrangements for the commercialization of Virulizin® and partnerships and further development of our lead technologies.  See “Co-development, Marketing and Distribution.”

40-F21

FINANCIAL STRATEGY

On October 6, 2004, the Company entered into a Subscription Agreement (the “Agreement”) with The Erin Mills Investment Corporation (“TEMIC”) to issue an aggregate of $15 million of secured convertible debentures (the “debentures”) issuable in three tranches of $5 million each, in each of, October 2004, January 2005 and April 2005.  The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15 million to be received under the Agreement), $5.0 million on January 14, 2005 and $5.0 million on April 15, 2005. All debentures issued under the Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

The $15.0 million principal amount of debentures is convertible at the holder’s option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder 1,000,000 warrants with a term of five years to purchase common shares of the Company at a price per share equal to $1.00.

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

Intellectual property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.   As of May 31, 2005, we own or have rights under more than 50 issued or pending patents in Canada and the United States, as well as over 120 other issued and pending patent applications in other jurisdictions around the world.

Immunotherapy

We have been issued two patents in Canada and three patents in the United States relating to our immunotherapy platform, which include composition of matter, method and process claims.

Antisense

We have been issued one patent in Canada and seven patents in the United States relating to our antisense platform, which include composition of matter and method claims.

Small Molecule

We have been issued two patents in the United States, which include composition of matter and method claims, relating to the NuChem small molecule platform.

We either own these issued patents or have the exclusive right to make, use, market, sell or otherwise commercialize products using these patents to diagnose and treat cancer. We cannot assure you that we will continue to have exclusive rights to these patents.

40-F22

We cannot assure you that pending applications will result in issued patents, or that issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent any such issued patents by adoption of a competitive, though non-infringing product or process.  Interpretation and evaluation of pharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions.  Our business could be adversely affected by increased competition in the event that any patent granted to it is held to be invalid or unenforceable or is inadequate in scope to protect our operations.

While we believe that our products and technology do not infringe proprietary rights of others, we cannot assure you that third parties will not assert infringement claims in the future or that such claims will not be successful.  Furthermore, we could incur substantial costs in defending ourselves against patent infringement claims brought by others or in prosecuting suits against others.

In addition, we cannot assure you that others will not obtain patents that we would need to license, or that if a license is required that it would be available to us on reasonable terms, or that if a license is not obtained that we would be able to circumvent, through a reasonable investment of time and expense, such outside patents.  Whether we obtain a license would depend on the terms offered, the degree of risk of infringement, the vulnerability of the patent to invalidation and the ease of circumventing the patent.

Until such time, if ever, that further patents are issued to us, we will rely upon the law of trade secrets to the extent possible given the publication requirements under international patent treaty laws and/or requirements under foreign patent laws to protect our technology and our products incorporating the technology.  In this regard, we have adopted certain confidentiality procedures.  These include: limiting access to confidential information to certain key personnel; requiring all directors, officers, employees and consultants and others who may have access to our intellectual property to enter into confidentiality agreements which prohibit the use of or disclosure of confidential information to third parties; and implementing physical security measures designed to restrict access to such confidential information and products. Our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success.  We cannot assure you that the procedures adopted by us to protect the confidentiality of our technology will be effective, that third parties will not gain access to our trade secrets or disclose the technology, or that we can meaningfully protect our rights to our technology.  Further, by seeking the aforementioned patent protection in various countries, it is inevitable that a substantial portion of our technology will become available to our competitors, through publication of such patent applications.

Regulatory Requirements

Overview

Regulation by government authorities in Canada, the United States, Mexico and the European Union is a significant factor in our current research and drug development activities.  In order to clinically test, manufacture and market drug products for therapeutic use, we must satisfy the rigorous mandatory procedures and standards established by the regulatory agencies in the countries in which we currently operate or intend to operate.

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products.  Biotechnology companies must establish the safety and efficacy of their new products in clinical trials, establish cGMP and control over marketing activities before being allowed to market their products.  The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

The process of completing clinical trials and obtaining regulatory approval for a new drug takes a number of years and requires the expenditure of substantial resources.  Once a new drug or product license application is submitted, we cannot assure you that a regulatory agency will review and approve the application in a timely manner.  Even after initial approval has been obtained, further studies, including post-marketing studies, may be

40-F23

required to provide additional data on efficacy and safety necessary to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested.  Also, regulatory agencies may require post-marketing surveillance programs to monitor a new drug’s side effects.  Results of post-marketing programs may limit or expand the further marketing of new drugs.  A serious safety or effectiveness problem involving an approved new drug may result in a regulatory agency requiring withdrawal of the new drug from the market and possible civil action.  We cannot assure you that we will not encounter such difficulties or excessive costs in our efforts to secure necessary approvals, which could delay or prevent us from manufacturing or marketing our products.

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

Lorus management is committed to meeting environmental requirements as applicable to the Company.  The current costs of meeting these environmental regulations are not significant to our operations.

Canada

In Canada, the manufacture and sale of new drugs are controlled by Health Canada (“HC”).  New drugs must pass through a number of testing stages, including preclinical testing and clinical trials.  Preclinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in animals.  Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the new drug to file a Clinical Trial Application (“CTA”) to begin clinical trials involving humans.

In order to study a drug in Canadian patients, a CTA submission must be filed with HC.  The CTA submission must contain specified information, including the results of the preclinical tests completed at the time of the submission and any available information regarding use of the drug in humans.  In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented.  Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.

Provided HC does not reject a CTA submission, clinical trials can begin.  Clinical trials are carried out in three phases or a combination thereof.  Phase I involves studies to evaluate toxicity in humans.  The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of adverse side effects.  Phases II and III involve therapeutic studies.  In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat.  In Phase III, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug.  In Phase III, the effectiveness of the new drug is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a new drug has value, the manufacturer submits a New Drug Submission (“NDS”) application to HC for marketing approval.  The NDS contains all information known about the new drug, including the results of preclinical testing and clinical trials.  Information about a substance contained in an NDS includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties.  The NDS also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labeling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and

40-F24

efficacy of the new drug.  Furthermore, for biological products, an on-site evaluation is required prior to the issuance of a Notice of Compliance (“NOC”).  All aspects of the NDS are critically reviewed by HC. If an NDS is found satisfactory, a NOC is issued permitting the new drug to be sold.

HC has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed new drug is safe and may provide effective treatment.

The monitoring of a new drug does not cease once it is on the market.  For example, a manufacturer of a new drug must report any new information received concerning serious side effects, as well as the failure of the new drug to produce desired effects.  As well, if HC determines it to be in the interest of public health, a notice of compliance for a new drug may be suspended and the new drug may be removed from the market.

An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment.  Under the special access program, HC may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care.  Prior to authorization, the practitioner must supply HC with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by HC.  In addition, the practitioner must agree to report to both the drug manufacturer and HC the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to HC for all quantities of the new drug made available.

The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets.  While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. We cannot assure you that the clinical testing conducted under HC authorization or the approval of regulatory authorities of other countries will be accepted by regulatory authorities outside Canada or such other countries.

United States

In the United States, the FDA controls the manufacture and sale of new drugs.  New drugs require FDA approval of a marketing application (e.g. an NDA or FDA License Application) prior to commercial sale.  To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required.  Such data are generated in studies conducted pursuant to an IND submission, similar to that required for a CTA in Canada.  As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof.  In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients.  Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s cGMP regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing.  In the case of a biological product, an establishment license must be obtained prior to marketing and batch releasing.

A five-year period of market exclusivity for a drug comprising a New Chemical Entity (“NCE”) is available to an applicant that succeeds in obtaining FDA approval of a NCE, provided the active ingredient of the NCE has never before been approved in an NDA. During this exclusivity period, the FDA may not approve any abbreviated application filed by another sponsor for a generic version of the NCE. Further, a three-year period of market exclusivity for a new use or indication for a previously approved drug is available to an applicant that submits new clinical studies that are essential to support the new use or indication. During the latter period of exclusivity, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication.

40-F25

The FDA has “fast track” regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist.  “Fast track” designation affords early interaction with the FDA in terms of protocol design and permits, although it does not require, the FDA to issue marketing approval after completion of Phase II clinical trials (although the FDA may require subsequent clinical trials or even post-approval efficacy studies).

Mexico

In Mexico, the manufacture and sale of new drugs is controlled by the Secretaria de Salud (“SSA”).  The regulatory requirements in Mexico operate under similar regulatory principles as other international jurisdictions.

Regulatory Strategy

Our overall regulatory strategy is to work with HC in Canada, the FDA in the United States, the EMEA in Europe, the SSA in Mexico and any other local regulatory agencies to have drug applications approved for the use of Virulizin®, GTI-2040 and GTI-2501 in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets. Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States, the European Union or Mexico, and to file additional drug applications in other markets where commercial opportunities exist.  We cannot assure you that we will be able to pursue these opportunities successfully.

Co-Development, Marketing and Distribution

Our objective is to maximize the therapeutic value and potential commercial success of Virulizin®, GTI-2040 and GTI-2501, and the small molecule platform.  In the near term, we intend to pursue research and early clinical development with our own funds. In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and will consider commercialization opportunities when appropriate.  We have a variety of academic partnerships including: Hospital for Sick Children; McGill University; Ontario Cancer Institute; United States National Cancer Institute; University of Western Ontario and the University of Toronto.

Cyclacel Limited

In September 2003, Lorus, NuChem and Cyclacel Limited signed an exclusive worldwide license agreement for the development and commercialization of the NuChem Analogs.  Under the terms of the agreement, Lorus received upfront fees of US $400,000 and will receive milestone payments which, assuming all milestones are achieved, will total approximately US $11.6 million for our preclinical compound NC 381, and similar milestone payments for each of any other compounds developed from the compound library.  In addition to these payments, we will receive royalties based on product sales.  Cyclacel is responsible for all future drug development costs.

Sumitomo Pharmaceuticals Co. Ltd. and Koken Co. Ltd.

On April 5, 2005, we announced that we had signed a collaboration agreement with one of Japan's leading pharmaceutical companies, Sumitomo, and Koken with respect to GTI-2601, the lead antisense compound targeting thioredoxin.  Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules.  The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug.  This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1).

40-F26

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition.  There are many companies in both these industries that are focusing their efforts on activities similar to ours.  Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us.  In addition, we may face competition from other companies for opportunities to enter into collaborative agreements with biotechnology and pharmaceutical companies and academic institutions.  Many of these other companies are not solely focused on cancer, as is the mission of our drug development.  We specialize in the development of drugs that will help manage cancer.  With products in preclinical through to Phase III development, spanning different platform technologies focused on cancer, we believe we have multiple opportunities for success.

Products that may compete with our products include chemotherapeutic agents, monoclonal antibodies, antisense therapies and immunotherapies with novel mechanisms of action.  These are drugs that are delivered by specific means and are targeting cancers with large disease populations.  We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target.  There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancers.  Cancer is a complex disease with more than 100 indications requiring drugs for treatment.  The drugs in competition with our drugs have specific targets for attacking the disease, targets which are not necessarily the same as ours.  These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.

Human Resources

As at May 31, 2005, we employed 72 full-time persons and 1 part-time person in research and drug development and administration activities. Of our employees, 16 are medical doctors and/or Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan which was established January 1, 2005.

Our ability to develop commercial products and to establish and maintain our competitive position in light of technological developments will depend, in part, on our ability to attract and retain qualified personnel. There is a significant level of competition in the marketplace for such personnel. We believe that to date we have been successful in attracting and retaining the highly skilled personnel critical to our business. We have also chosen to outsource activities where skills are in short supply or where it is economically prudent to do so.

40-F27

Properties

Lorus’ head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the near term.  Our current lease expires March 31, 2008.

Control of the Registrant

As of July 20, 2005, to the knowledge of our directors and officers, there were no persons who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of Lorus Therapeutics Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Our MD&A is incorporated herein by reference.

SHARE CAPITAL AND MARKET FOR SECURITIES

Share Capital

We are authorized to issue an unlimited number of common shares.  As of July 29, 2005, there were 172,622,386 common shares issued and outstanding.  The holders of common shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon our dissolution or winding up. Our common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

Please refer to our Circular filed on August 22, 2005 at www.sedar.com for further information regarding security holdings by Officers and Directors.

Market for Securities

Our common shares are currently listed on The Toronto Stock Exchange (“TSX”) under the symbol “LOR” and on the American Stock Exchange under the symbol “LRP”.  The following table sets out the price ranges and trading volumes of our common shares on the TSX for the periods indicated:

40-F28

	High ($)	Low ($)	Volume (#)
2005
May	0.76	0.68	2,379,700
April	0.82	0.67	3,222,300
March	0.80	0.70	3,373,500
February	0.86	0.57	10,998,200
January	0.73	0.58	3,011,200
2004
December	0.75	0.66	3,699,300
November	0.79	0.66	3,095,400
October	0.83	0.72	2,289,400
September	0.88	0.73	4,101,900
August	0.88	0.58	5,104,200
July	0.94	0.61	6,900,500
June	0.92	0.81	4,866,800

Dividends

Dividends on our common shares are declared at the discretion of our board of directors.  To date, we have not paid any dividends and do not expect to do so in the foreseeable future.

LEGAL PROCEEDINGS

We are not a party to, nor the subject of, any outstanding legal proceedings, nor are we aware of any contemplated proceedings.

CODES OF CONDUCT AND ETHICS

A code of ethics for the Board of Directors and for Lorus employees has been implemented during the year. The code of ethics may be viewed on our web site at www.lorusthera.com. No waivers from, or material amendments to, this code have been granted or adopted since its implementation.

DIRECTORS AND OFFICERS

The following table and notes thereto provide the name, municipality, province or state and country of residence, positions with the Company, term of office and principal occupation of each person who serves as a director or officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, an Environmental Committee, a Corporate Governance and Nominating Committee and a Human Resources and Compensation Committee and the members of each such committee are shown below.  As at May 31, 2005, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over 14,292,880 or approximately 8.3% of our common shares.

40-F29

Name and Municipality of Residence	Position	Director or Officer Since
J. KEVIN BUCHI (1) West Chester, Pennsylvania	Director	December 2002
GREGORY CURT(5) Bethesda, Maryland	Director	November 2004
DONALD W. PATERSON (1) (3) Toronto, Ontario	Director	July 1991
ELLY REISMAN Richmond Hill, Ontario	Director	November 1999
ALAN STEIGROD (2) Newport Beach, California	Director	May 2001
GRAHAM STRACHAN (1) (2) (3)(4) Etobicoke, Ontario	Chairman, Director	May 2001
DR. JIM WRIGHT Oakville, Ontario	President and Chief Executive Officer, Director	October 1999
DR. AIPING YOUNG (4) Toronto, Ontario	Chief Operating Officer	October 1999
PAUL J. VAN DAMME Toronto, Ontario	Chief Financial Officer	September 2004
BRUCE ROWLANDS Toronto, Ontario	Senior Vice President, Planning and Public Affairs	January 2004
SHANE A. ELLIS Toronto, Ontario	Corporate Secretary, Vice President of Legal Affairs	February 1998

(1)

Member of Audit Committee.

(2)

Member of the Human Resources and Compensation Committee.

(3)

Member of the Corporate Governance Committee

(4)

Member of Environmental Committee.

(5)

Dr. Curt will not be standing for re-election at our September 13, 2005 annual and special meeting of shareholders.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

J. Kevin Buchi: Mr. Buchi is senior vice president and chief financial officer of Cephalon Inc., an international biopharmaceutical company.  Mr. Buchi is responsible for finance, accounting, manufacturing and information systems and has been involved in raising significant financing for Cephalon. He is a certified public accountant and has received a master's degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Dr. Gregory Curt.  Dr. Curt was Clinical Director of the National Cancer Institute in Bethseda, Maryland from 1989 until 2002, and then joined AstraZeneca as its Medical Director, Field Medical Group.

Donald W. Paterson:  Mr. Paterson is President of Cavandale Corporation, a corporation principally engaged in providing strategic corporate consulting to emerging growth companies within the technology industry.

40-F30

Elly Reisman:  Mr. Reisman is the President and Chief Executive Officer of Great Gulf Group, a real estate company.

Alan Steigrod:  Mr. Steigrod is Managing Director of Newport Healthcare Ventures, a consulting firm for the healthcare industry, located in Newport Beach, California.

Graham Strachan:  Mr. Strachan is President of GLS Business Development Inc., a life-science consulting firm located in Etobicoke, Ontario.

Dr. Jim Wright:  Dr. Wright’s present principal occupation is President and Chief Executive Officer of Lorus.  Dr. Wright co-founded GeneSense in 1996, and served as its President, Chief Scientific Officer and a director before becoming our President and Chief Scientific Officer in October 1999 on our acquisition of GeneSense.

Dr. Aiping Young:  Dr. Young has been our Chief Operating Officer since November 20, 2003 and was a cofounder with Dr. Wright of GeneSense Technologies Inc.  Dr. Young previously held the position of Senior Vice President, Research and Development and Chief Technical Officer at Lorus.

Paul J. Van Damme.  Mr. Van Damme joined Lorus Therapeutics Inc. as Chief Financial Officer in September 2004.  Prior to joining the Company, he was Chief Financial Officer of Affinity Express, Inc. From 2001 to 2003 he served as Vice-President, Finance & Chief Financial Officer of Electrovaya Inc. From 1999 to 2001, he was Vice-President, Finance – Canada for NPS Pharmaceuticals, Inc.

W. Bruce Rowlands: Mr. Rowlands joined the senior management team at Lorus Therapeutics Inc. as Senior Vice President, Planning and Public Affairs in January 2004. Prior to joining Lorus he served as a Senior Advisor to the company through his wholly owned consultancy, W. B. Rowlands & Co. Ltd., from December 2002 through December 2003. From May 1999 to December 2002 Mr. Rowlands was Vice President & Director of Dominick & Dominick Securities.

Shane A. Ellis.  Mr. Ellis is our Vice President, Legal Affairs and Corporate Secretary.  Mr. Ellis has been with Lorus since 1998.

Audit Committee

The charter of our audit committee is attached as Schedule A.  the current members of the audit committee are J. Kevin Buchi, Donald W. Paterson and Graham Strachan.  Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Buchi, Paterson and Strachan are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation.  Mr. Buchi is a certified public accountant and holds the position of Chief Financial Officer in a public pharmaceutical company.  Pursuant to United States securities laws, Mr. Buchi is also a “financial expert”.  Mr. Paterson, in his position as President of Cavandale Corporation, is educated and experienced in reading and analyzing financial statements.  Mr. Strachan has experience with reading and analysing financial statements both as President of his own life science consulting firm and in a prior position as President, Chief Executive Officer and a director of a biopharmaceutical company.  Additionally, all three members of the audit committee qualify as “independent” as that term is defined in the relevant Canadian securities laws relating to the composition of the audit committee, and Mr. Buchi qualifies as an “independent director” pursuant to the rules of the American Stock Exchange.

40-F31

Independent Auditors

Auditor’s Fees

The total fees billed for professional services by KPMG LLP (our independent auditors) for the years ended May 31, 2005 and 2004 are as follows:

(Cdn $000s)	2005 2004
Audit Fees	$107,500 $108,124
Audit-Related Fees	37,676 6,325
Tax Fees	24,400 2,112
All Other Fees	22,150 31,753
Total	$191,726 $148,314

Pre-approval Policies and Procedures

The audit committee of our board of directors has within the charter of the audit committee adopted specific responsibilities and duties regarding the provision of services by the registrant’s external auditors, currently KPMG LLP.  This charter requires audit committee pre-approval of all permitted audit and audit-related services.  Any non-audit services must be submitted to the board of directors of the registrant for review and approval.  Under the charter, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee.  The pre-approval of services may be given at any time up to a year before commencement of the specified service.

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

Medical and Scientific Advisory Board

Since October 2, 2002, Dr. Mace L. Rothenberg has served as our external medical advisor providing strategic medical advice on our growing international clinical and drug development programs.  Dr. Rothenberg is an internationally recognized oncologist who is a Director, Phase I Drug Development Program and Professor of Cancer Research at the E. Bronson Ingram Cancer Centre, and Professor of Medicine, Division of Medical Oncology at the Vanderbilt University Medical Center.

We have a Medical and Scientific Advisory Board (“MSAB”) comprised of certain medical and scientific experts whom we believe will enhance our capabilities. Members of the MSAB meet periodically to review the progress of our research and development activities and the results of ongoing clinical trials.  The MSAB also advises us generally as to specific research programs, and as to advances in biotechnology, immunology and other areas of scientific expertise relevant to the further development of our technologies.

40-F32

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

One of our directors, Elly Reisman, is also a director of The Erin Mills Investment Corporation.  Mr. Reisman declares his interest and refrains from voting on any matter involving The Erin Mills Investment Corporation.  See “Material Contracts”.  Other than as aforesaid, there is no interest in material contracts at management or board level.

Interests of Experts

Our auditors are KPMG LLP, 4100 Yonge Street, Suite 200 Toronto, Ontario M2P 2H3.  Our consolidated financial statements as at May 31, 2005 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of KPMG LLP, independent registered chartered accountants, given their authority as experts in auditing and accounting.  As of July 19, 2005, Lorus has been advised that the partners of KPMG LLP did not own any of our common shares.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following Risk Factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $22.1 million; $30.3 million and $16.6 million for the years ended May 31, 2005, 2004 and 2003, respectively. As of May 31, 2005, we had an accumulated deficit of $146.6 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico.  We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, particularly Virulizin® and GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates.  If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development and potential commercialization programs for Virulizin®, require substantial capital. We expect that our existing cash and cash equivalents will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our

40-F33

internally funded research, development and commercialization activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

  engage in equity financings that would be dilutive to current shareholders;

  delay, reduce the scope of or eliminate one or more of our development programs;

  obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We expect to announce results for an ongoing Phase III clinical trial of Virulizin®  in patients with pancreatic cancer late in 2005.  Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively.

We expect to announce the results of our Phase III clinical trial of Virulizin® in the fall of 2005.  These results may not be favorable or viewed favorably by us or third parties, including investors, equity research analysts and potential collaborators.  Share prices for biotechnology companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations.  Unfavorable results or negative perceptions regarding the results of the trial could cause our share price to decline significantly.

We do not yet have all the required approvals to market our product candidates and our clinical trials may not yield results that will enable us to obtain regulatory approval.

We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for any of our products in North America or elsewhere in the world. Our product candidates will require additional research and development efforts prior to regulatory approval and potential commercialization in North America or other jurisdictions. However, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the drug or treatment being studied can or will be approved. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as Acute Myeloid Leukemia

40-F34

and solid tumors. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrollment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. We cannot guarantee that any products resulting from our programs will be successfully developed or made commercially available in the near term or at all.

We may never develop any commercial drugs or other products that generate revenues.

Our product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs for a number of reasons, including the failure of our product candidates to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the programs through the clinical trial process.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably.

The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (U.S.) Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which

40-F35

 would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. We registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense or delay its introduction to market. We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

We are subject to extensive government regulations that may cause us to cancel or delay the introduction of our products to market.

Our research and development activities and the clinical investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act. To receive approval, we or our collaborators must, among other things, demonstrate, with substantial evidence from well-controlled clinical trials, that the product is both safe and effective for each indication where approval is sought. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. We cannot assure you that any of our product candidates will be safe for human use. Other countries also have extensive requirements regarding clinical trials, market authorization and pricing. These regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with United States approvals. If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. In addition, results of preclinical studies and clinical trials with respect to our products could subject us to adverse product labeling requirements, which could harm the sale of such products. Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market. Further, governmental approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain governmental approval, a marketed product, its respective manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA’s cGMP and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements.

40-F36

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

We have no manufacturing capabilities. We depend on third parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

We do not have manufacturing facilities to produce supplies of Virulizin®, GTI-2040, GTI-2501 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

We have entered into a sole supplier agreement with a contract manufacturer, Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) to manufacture commercial supplies of Virulizin®. This contract manufacturer is our only source for the commercial production of Virulizin®. To date, this contract manufacturer has produced only small quantities of Virulizin® relative to those needed for commercialization.  However, this supplier is contractually required to set up an alternate independent manufacturing facility within their organization.   In addition, we rely upon a sole supplier for the filling portion of the manufacturing process, Draxis Pharma (a division of Draxis Specialty Pharmaceuticals Inc.) (Draxis)  In terms of the components of Virulizin®, we currently rely upon only one type of charcoal as produced by Norit Americas Inc. (Norit), in the event that this specific type of charcoal was no longer available, we would need to perform further research and development procedures to demonstrate to the FDA that an alternative would be acceptable.

40-F37

   The technology transfer process at BioVectra has been completed and commercial scale-up of the manufacturing run successfully completed. We expect BioVectra to be able to produce sufficient drug supplies of Virulizin® on a timely basis. Due to the sole supplier status of our relationship with BioVectra, Draxis and our reliance on Norit charcoal, we are subject to the risk that disruptions in their operations would result in delays in Virulizin® regulatory approvals and commercial introduction.   If BioVectra or Draxis were unable to produce finished supplies of Virulizin in required quantities, on a timely basis or at all, we could ultimately be forced to establish a secondary manufacturing site, which would require additional regulatory approvals and delay. Any disruption or termination of our relationship with BioVectra would materially harm our business and financial condition and cause our share price to decline.

We will be required to establish comparability between the finished drug product used in the conduct of our clinical trials and the commercial supplies of the finished drug product composed of the drug product manufactured by BioVectra. Additionally, FDA and comparable foreign regulatory approvals may also be required.

We also have arrangements with contract manufacturers for clinical supplies of GTI-2040 and GTI-2501. If clinical supplies of these drugs are disrupted, exhausted, or fail to arrive when needed, we will have to substantially curtail or postpone initiation of planned clinical trials with those product candidates.

Dependence on contract manufacturers for commercial production involves a number of risks, many of which are outside our control. These risks include potential delays in transferring technology, and the inability of our contract manufacturer to scale production on a timely basis, to manufacture commercial quantities at reasonable costs, to comply with cGMP and to implement procedures that result in the production of drugs that meet our specifications and regulatory requirements.

Our reliance on contract manufacturers exposes us to additional risks, including:

  there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

  our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding Canadian and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar standards, and we do not have control over our contract manufacturers’ compliance with these regulations and standards;

  our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;

  if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for the production or our products; and

  our manufacturers might not be able to fulfil our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products. We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our

40-F38

products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost-effective manner.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, GTI-2040, GTI-2501 and GTI-2601.  In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

We have limited sales, marketing and distribution experience.

We have very limited experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Clinical trials are long, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We cannot assure you that data collected from preclinical and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our share price.

Many of our research and development programs are currently in the Phase II and Phase III clinical stage.  Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer-term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any of our drug candidates, including Virulizin® could be unsuccessful, which would prevent us from commercializing or partnering the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price.

We rely on third parties for a variety of functions and we may enter into future collaborations. We may not receive the benefits that we expect from these arrangements.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees and others, and our commercial success is dependent upon these outside parties performing their respective

40-F39

contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. For example, OSI’s Tarceva may become a direct competitor of Virulizin®. Many of our competitors have substantially greater financial and management resources, superior intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem, may offer easier delivery or may offer comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

Our interest income is subject to fluctuations of interest rates in our investment portfolio of debt securities.

Investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on our financial condition.  We maintain all our accounts in Canadian dollars, but our revenues and a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

Risks Related to Our Common Shares and Convertible Debentures

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include:

  fluctuations in our operating results

  announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

  published reports by securities analysts;

40-F40

  the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

  governmental regulation and changes in medical and pharmaceutical product reimbursement policies;

  developments in patent or other intellectual property rights;

  publicity concerning discovery and development activities by our licensees;

  public concern as to the safety and efficacy of drugs that we and our competitors develop; and

  general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common shares in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

Our cash flow may not be sufficient to cover interest payments on the secured convertible debentures or to repay the debentures at maturity.

Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime +1% convertible debentures due in 2009 will depend on our ability to generate sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

Conversion of the secured convertible debentures will dilute the ownership interest of existing shareholders.

The conversion of some or all of the convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal office in the City of Toronto.

MATERIAL CONTRACTS

See “Financial Strategy” for details of the TEMIC transaction.

40-F41

ADDITIONAL INFORMATION

Additional information relating to Lorus may be found on SEDAR at www.sedar.com.  Certain additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under our stock option plan, is contained in the Circular.  Additional financial information is provided in the 2005 Financial Statements and the MD&A.  Copies of:

  the Circular;

  the 2005 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to the year ended May 31, 2005;

  this annual information form and any document or the pertinent pages of any document incorporated by reference in this annual information form; and

  when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from our Corporate Secretary at our offices located at 2 Meridian Road, Toronto, Ontario, M9W 4Z7, Canada.  If our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge.  At all other times, a reasonable fee may be charged if a person who is not a security holder of Lorus makes the request for copies.

40-F42

GLOSSARY

The following is a glossary of terms that are used in this annual information form:

Actinic keratosis: Analog:

a condition that arises on the skin’s surface.  It can be the first step in the development of skin cancer and therefore is a precursor of cancer, or a precancer.

a chemical derivative or variation of a parent molecule

Antiangiogenic:	preventing blood vessel formation
Anti-metastatic:	the ability to inhibit the movement of tumor cells from a primary/original site to other organs in the body
Anti-proliferative:	preventing cell division
Apoptosis:	programmed cell death
BCD:	Bureau of Control of Drugs, the regulatory agency controlling pharmaceutical drugs in Mexico
Biological response modifier or BRM:	a substance which stimulates, modifies or enhances the body’s response, including the response of the body’s immune and other protective cellular and molecular systems, to certain diseases
Carcinoma:	any cancerous tumor that starts with the cells that cover the inner and outer body surfaces
Clinical trials:

the investigational use of a new drug in humans: Phase I clinical trials test a drug for safety, Phase II clinical further test for safety and may test for efficacy in a relatively small sample of patients and Phase III clinical trials test the drug for efficacy in larger numbers of patients and compares the drug with conventional therapies

cGMP:	current good manufacturing practices, as mandated from time to time by the HC and the FDA
CLT:	Clotrimazole
Cytokine:	a generic term for a non-antibody protein released by a cell population (e.g., activated macrophages) of the immune system on contact with chemical or biological stimuli
Cytotoxic:	pertaining to the destruction of cells
Deoxyribonucleic acid (DNA):	DNA is the carrier of genetic information which exists in all cells of the body. The building blocks of DNA are called nucleotides
Efficacy:	the ability of a drug to produce a desired result
EMEA:	European Medicine Evaluation Agency

40-F43

FDA:	Food and Drug Administration, the government agency which regulates the use and sale of diagnostic and therapeutic drug products in the United States
Gene expression:	the synthesis of specific proteins on the basis of inherited or acquired genetic information
GeneSense:	GeneSense Technologies Inc., a subsidiary of the Company
HC:	Health Canada, the federal government department which among other responsibilities regulates the use and sale of therapeutic drug products in Canada
Immune system:	the totality of organs and cells involved in the body’s immunologic response to foreign antigens and malignant tissue
IND:	investigational new drug
In vitro:	in the test tube; referring to chemical reactions, fermentation, etc., occurring therein e.g. in cell-free extracts
In vivo:	in the living body; referring to chemical processes occurring within cells, etc., as distinguished from those occurring in cell-free extracts (in vitro)
LD50:	the measure (quantity) of a drug that, when administered to experimental animals in acute toxicity studies, is lethal to 50 percent of such animals
Macrophage:	a large scavenger white blood cell that engulfs and digests invading micro-organisms and cell debris, and also participates in many complex immunologic processes
Malignant/ malignancy:	describes a tumor that is cancerous. Two important qualities of malignancies are the tendency to invade surrounding tissues and to break off and spread elsewhere (metastasis)
MAP Kinase Pathway:

the pathway of mitogenic signal transduction through the cascade of mitogen-activated protein (MAP) kinases which ultimately lead to alteration in regulatory events such as cell proliferation, differentiation and apoptosis.

Metabolism:	the overall biochemical reactions that take place in a living organism including the building up of complex molecules or breakdown of molecules to provide energy
Metabolic:	of, or relating to, the metabolism
Metastasis:	the process by which tumor cells are spread to other parts of the body
Monocyte:

a large white blood cell with finely granulated chromatin dispersed throughout the nucleus that is formed in the bone marrow, enters the blood, and migrates into the connective tissue where it differentiates into a macrophage

mRNA:	messenger, or mRNA, is a copy of the information carried by a gene on the DNA. The role of mRNA is to move the information contained in DNA to the translation machinery.

40-F44

NDA:	new drug application, the application to obtain marketing approval filed with the FDA or BCD after completion of human clinical trials
NDS: NOC:	new drug submission, the application to obtain marketing approval filed with the HC after completion of human clinical trials Notice of Compliance
NuChem:	NuChem Pharmaceuticals Inc., a subsidiary of the Company
NuChem Analogs:	analogs of CLT licensed by the Company for anticancer indications
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
Preclinical testing:

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

40-F45

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF

LORUS THERAPEUTICS INC.

I.

PURPOSE

The Audit Committee is a committee of the Board of Directors. The primary function of Audit Committee is to assist The Board of Directors in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

1.

Serve as an independent and objective party to monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

2.

Identify and monitor the management of the principal risks that could impact the financial reporting of the Company

3.

Appoint and monitor the independence and performance of the Company’s independent auditors;

4.

Monitor the independence and performance of the Company’s independent auditors;

5.

Provide an avenue of communication among the independent auditors, management, and the Board of Directors.

6.

Encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II.

COMPOSITION AND MEETINGS

Audit Committee members shall meet the requirements of the Toronto Stock Exchange.

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship, that in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board of Directors. If an Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

40-F46

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The Committee should meet privately in executive session at least annually with management, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee should communicate with management quarterly to review the Company’s financial statements.

III

RESPONSIBILITIES AND DUTIES

A.

Review Procedures

1)

Review and reassess the adequacy of this Charter at least annually.

2)

Review the Company’s annual audited financial statements prior to filing or distribution. Consider the independent auditors’ judgements about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

3)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by the independent auditors or management and assure that the reasoning is described in determining the appropriateness of changes in accounting principles and disclosures.

4)

In consultation with the management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

5)

Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements.

6)

Annually review policies and procedures as well as audit results associated with directors’ and officers expense accounts and perquisites. Annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

7)

Review with financial management and the independent auditors the Company’s quarterly financial results prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company’s accounting principles.

8)

Annually conduct self-assessment of Audit Committee performance including a review and discussion of the Committee roles and responsibilities, seeking input from senior management, the full Board of Directors and others if needed.

40-F47

B.

Independent Auditors

1)

The independent auditors are directly accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

2)

Pre-approve all audit fees and terms and all non-audit services provided by the external auditor, and consider whether these services are compatible with the auditors’ independence.  Any member of the Committee may approve additional proposed non-audit services that arise between Committee meetings provided that the decision to pre-approve the services is presented at the next scheduled Committee meeting.  The approval of all non-audit services will be evidenced by the completion and approval of the Non-Audit Services Request Form.

3)

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

4)

Review the independent auditors’ audit plan – discuss scope, staffing, locations, reliance upon management and general audit approach.

5)

Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

6)

Prior to releasing the year-end results, discuss the results of the audit with the external auditors.  Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

C.

Ethical and Legal Compliance

1)

On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2)

Perform any other activities consistent with this Charter, the Company’s by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

D.        Other Audit Committee Responsibilities

1)

Create an agenda for the ensuing year.

2)

Describe in the Company’s annual report the committee’s composition and responsibilities and how they were discharged.

3)

Submit the minutes of all meetings of the Audit Committee to the Board of Directors.

Schedule “A”

Non-Audit Services Request Form

40-F48

LORUS THERAPEUTICS INC.

Non-Audit Services Request Form

The Audit Committee approves all audit fees and terms and all non-audit services provided by the independent auditor and consider whether these services are compatible with the auditor’s independence.  Any member of the Committee, subject to appropriate delegation, may approve additional proposed non-audit services that arise between Committee meetings provided that the decision to approve the service is presented at the next scheduled Committee meeting.  This form documents the member’s approval of the non-audit service in a form suitable for distribution at meetings of the audit committee.

Request Made By

Name, Title, Date:

Detailed Description of Non-Audit Service Requested (including a general description of the nature of the services that may make up the project)

Engagement Fee or Range of Fees for this Service

Prohibited Services

In this section please confirm that these services are not “prohibited services” under section 201 of the Sarbanes-Oxley Act of 2002 and other related rules or regulations.

These services would not be considered prohibited services

Issues considered in forming the conclusion above that should be considered by the audit committee

Compatibility with Auditors’ Independence

In this section please state whether these services are compatible with the auditors’ independence.

40-F49

These services are compatible with the auditors’ independence

Issues considered in forming the conclusion above that should be considered by the audit committee

Management Approval

This form must be reviewed and approved by one authorized member of management (either the CEO, CFO, Controller, In-House Counsel before submitting this form to an Audit Committee member for final approval.

Name, Title, Date:

Audit Committee Member Approval

Name, Date:

40-F50

Exhibit 99.2

management's discussion and analysis >

AUGUST 11, 2005

The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2005 and the accompanying notes (the "Financial Statements") set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences between Canadian and United States GAAP are identified in Note 16 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management's Discussion and Analysis, "Lorus", the "Company', "we", "us" and "our" each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the research, development and commercialization of effective anticancer therapies with high safety. Lorus has worked diligently to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials, and a global Phase III trial which recently completed last patient visit. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, thereby mitigating the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are: Immunotherapeutics (Virulizin®); Antisense (GTI Compounds); Small Molecule and Tumor Suppressor Technology.

Our net loss for 2005 totaled $22.1 million ($0.13 per share) compared to a net loss of $30.3 million ($0.18 per share) in 2004. Research and development expenses in 2005 decreased to $14.4 million from $26.8 million in 2004. The wind down of the Virulizin® Phase III clinical trial during 2004 and the procurement of drug supply for the U.S. NCI-sponsored Phase II clinical trial programs for GTI-2040 as well as GTI-2501 for our Phase I/II clinical trial in 2004 for which we continue to have sufficient supply on hand contributed to the decrease over 2004. We utilized cash of $18.7 million in our operating activities in 2005 compared with $28.1 million in 2004; the lower utilization is consistent with lower research and development activities, offset by lower revenue and interest income during the year. At the end of 2005 we had cash and cash equivalents and short term investments of $21.5 million compared to $26.7 million at the end of 2004.

40-F51

RESULTS OF OPERATIONS

Revenues

Revenues for the year decreased to $6 thousand compared with 2004 revenue of $608 thousand and $66 thousand in 2003. The decrease over 2004 results from a licensing agreement Lorus entered into during 2004 with Cyclacel Ltd. in connection with the out licensing of our Clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand received in 2004 with the potential of additional license fees of up to $11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months. The balance of the revenue earned during 2004 and 2003 relates to product and royalty revenues from the sale of our lead drug Virulizin® to our distributor in the Mexican market, Mayne Pharma. As of July 31, 2005, Lorus' contract with Mayne Pharma to distribute Virulizin® in Mexico was terminated as a result of Mayne Pharma ceasing operations in Mexico and Brazil. Lorus is currently investigating alternatives to continue our presence in the Mexican market. We do not anticipate product revenue in fiscal 2006 from any of our other anticancer drugs currently under development

Research and Development

Research and development expenses totalled $14.4 million in 2005 compared to $26.8 million in 2004 and $12.6 million in 2003. The significant decrease in spending compared with 2004 is primarily the result of two factors. First, in 2004 our Phase III global clinical trial of Virulizin® for the treatment of advanced pancreatic cancer was progressing through a heavy enrollment period resulting in many up front costs, including personnel, drug manufacturing and testing, combination drug purchases and contract research organization costs. In 2005 the study and the associated costs have wound down to the point of last patient visit on July 5, 2005. Second, we incurred expenditures in 2004 related to the upfront procurement of the GTI-2040 drug for the five U.S. National Cancer Institute ("NCI") sponsored Phase II clinical trials as well as the GTI-2501 drug for our Phase I/II prostate trial. We have had, and continue to have, a sufficient drug supply on hand such that no additional costs were incurred during 2005. Research and development costs in 2004 were higher than 2003 primarily due to the reasons discussed above.

Of the total research and development expenditures incurred during the year, Virulizin® accounted for $11.9 million or 83% of the total spending. As discussed above Virulizin® recently completed a Phase III clinical trial, and we are preparing for a New Drug Application (NDA) filing, both of which have required a majority of the Company's time and resources during the year.

General and Administrative

General and administrative expenses totalled $5.3 million in 2005 compared to $4.9 million in 2004 and $4.3 million in 2003. The increase in 2005 of $400 thousand compared with 2004 is primarily due to additional administrative personnel as we gear up for commercialization. The 2004 increase of $600 thousand compared to 2003 is due to higher professional and filing fees related to regulatory changes and changes to the option plan, as well as a one time non-cash charge of $245 thousand to write-off financing costs no longer deemed to have future value.

Stock-based compensation

Effective June 1, 2004 the retroactive application of Canadian Institute of Chartered Accountants (CICA) revised Handbook Section 3870, "Stock- Based Compensation and Other Stock Based Payments" (Section 3870) with respect to the recognition of stock- based compensation expense for the cumulative effects of the fair value of stock based awards for 2003 and 2004 fiscal years resulted in a $2.8 million charge to the deficit and credit to the stock options account on June 1, 2004. Prior periods were not restated.

Stock- based compensation expense increased to $1.5 million in 2005 compared with $(43) thousand in 2004 and $674 thousand in 2003. The 2005 expense represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208 thousand recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004

40-F52

shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five-years to 10-years. Stock compensation expense recorded prior to June 1, 2004 represents the cost of awarding performance-based stock options to employees. These options have contingent vesting criteria, and as such they were treated as a variable award and revalued using the intrinsic method at the end of each reporting period until the final measurement date. In 2003 there was a large expense due to the significant increase in our share price during the year. The negative adjustment in 2004 was due to a general decline in our share price during the year.

Depreciation and Amortization

Depreciation and amortization expenses totalled $564 thousand in 2005 compared to $463 thousand in 2004 and $286 thousand in 2003. The increase in expense over 2004 is due to the acquisition of additional capital related to the scale up of our manufacturing process, as well as a write-down of $75 thousand taken on certain equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated future undiscounted cash flows of the underlying assets. The increase in 2004 over 2003 is due to the completion of leasehold improvements for which amortization started in late 2003.

Interest Expense

We recognized non-cash interest expense of $300 thousand in 2005, representing interest at a rate of prime +1% on the $15 million convertible debentures. Interest has accrued based on the cash advanced beginning October 6, 2004 when the first tranche of $5 million was advanced through to May 31, 2005 when the entire $15 million had been advanced. The interest accrued on the debentures during the year was paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of the convertible debentures amounted to $426 thousand in 2005. This amount reflects the accretion charge from the date of issue (October 6, 2004) to the end of the year. This accretion charge arises as, under Canadian GAAP, we have allocated the proceeds from each tranche of the convertible debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million convertible debentures having an initial carrying value of $9.8 million as of their dates of issuance. Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for 2005 increased to $84 thousand compared to nil in 2004. The deferred financing charges relate to the convertible debenture transaction and will be amortized over the five-year life of the debt commencing October 6, 2004.

Interest and Other Income

Interest income totalled $524 thousand in 2005 compared to $1.2 million in both 2004 and 2003. The decrease is due to a lower average cash and short-term investment balance in 2005. Interest income was unchanged between 2004 and 2003 despite higher average cash and short term investment balances in 2004 because of lower market interest rates in 2004 compared with 2003.

Loss for the Year

Net loss for the year decreased 27% to $22.1 million or $0.13 per share in 2005 compared to $30.3 million or $0.18 per share in 2004 and $16.6 million or $0.12 per share in 2003. The decrease in net loss over the prior year is primarily due to lower research and development costs resulting from the wind down of the Phase III Virulizin® clinical trial, as well as no GTI-2040 or GTI-2501 drug production in the current year, offset by lower interest revenue and non-cash expenses associated with stock based compensation expense, and charges related to the convertible debentures including accretion, interest and amortization of deferred financing charges. Net loss was higher in 2004 compared with 2003 primarily due to the significant increase in clinical trial activities to support the expanded Phase III Virulizin® clinical trial, and the cost of procuring GTI-2040 and GTI-2501 drugs to support our ongoing clinical trials.

40-F53

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the remaining costs of the Virulizin® Phase III clinical trial and the GTI-2501 Phase I/II clinical trial from internal resources until their anticipated completion. The ongoing costs of the six GTI-2040 Phase II clinical trials will continue to be borne by the NCI in the United States with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and developments programs.

Our future operations are highly dependent upon the outcome of the Phase III trial of our lead product, Virulizin®. Should the trial prove successful, we will pursue regulatory approval and subsequent commercialization of Virulizin®. Lorus' commercialization efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Should our ability to raise additional financial support be delayed, we believe that our current level of cash and cash equivalents and short term investments are sufficient to fund planned expenditures for the next twelve months.

In the event the result of the Phase III trial does not warrant efforts to commercialize Virulizin® at the present time, we will be required to re-evaluate our business operations and to reduce expenditures. Should commercialization not be pursued, we believe that our current level of cash and cash equivalents and short term investments is sufficient to fund the planned expenditures for the next twelve months.

Operating Cash Requirements

Lorus utilized cash in operating activities of $18.7 million in 2005 compared to $28.1 million in 2004 and $11.9 million in 2003. The significant decrease in cash used in operating activities in 2005 compared with 2004 is due to lower research and development expenses, as described above, offset by lower interest income and a negative change in non-cash working capital due to a reduction in the accounts payable and accrued liabilities balances at the end of the year. The increase in cash used in operating activities in 2004 compared with 2003 was due to higher research and development activities as well as a negative change in non-cash working capital compared with a positive change in 2003.

Cash Position

At May 31, 2005, Lorus had cash and cash equivalents and short-term investments totalling $21.5 million compared to $26.7 million at the end of 2004. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash and cash equivalents and short term investments) at May 31, 2005 was $18.5 million as compared to $22.6 million at May 31, 2004. The Company does not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities, as well as the costs associated with filing an NDA with the FDA and bringing a drug to market. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. Lorus intends to use its resources to fund its existing drug development programs and develop new programs from its portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of

40-F54

regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Financing

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. To May 31, 2005, the Company has issued 421,000 shares in settlement of $300 thousand in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder 1,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

In addition, in 2005 Lorus issued common shares on the exercise of stock options for proceeds of $112 thousand.

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant. In 2004, Lorus issued common shares on the exercise of stock options for proceeds of $200 thousand.

In 2003, Lorus issued common shares on the exercise of stock options for proceeds of $715 thousand.

Use of Proceeds

In our prospectus dated June 3, 2003 we indicated that the proceeds to be received from that financing would be used as follows: $12million for the product development of our immunotherapy platform, $11 million for the product development of our antisense platform and $2 million for preclinical and discovery programs. It was anticipated that the balance of funding would be used for working capital and general purposes. Since the date of the prospectus, we have incurred $31.8 million in research and development expenses on our immunotherapy platform, $9.1 million on our antisense platform, and $300 thousand on preclinical and discovery programs. The additional spending on our immunotherapy platform was funded through cash and short term investments held by the Company prior to the 2003 offering, as well as the October 6, 2004 $15 million convertible debenture financing, and is the direct result of the expansion of the Virulizin® Phase III clinical trial. The spending anticipated in the 2003 prospectus on our antisense platform and preclinical and discovery programs was to be incurred over a number of years, including 2004 and 2005. We have sufficient funds available at the end of 2005 to fund the remaining $1.9 million to be spent on our antisense platform and $1.7 million to be spent on preclinical and discovery programs.

40-F55

CONTRACTUAL OBLIGATIONS

At May 31, 2005, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)

	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	136	235	---	---	371
Contract Research Organizations [1]	2,160	---	---	---	2,160
Convertible Debenture [2]	---	---	15,000	---	15,000
Total	2,296	235	15,000	---	17,531

1  Contract Research Organization expenditures relate to our Phase III Virulizin® clinical trial.

2  The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the shares, Lorus has an obligation to repay the $15 million in cash.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2005, we have not entered into any off- balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2005, we did not enter into any transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third-parties such as contract manufacturing organizations, contract research organizations, and other research organizations. These relationships are with non-related third-parties and occur at arm's length and on normal commercial terms.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following Risk Factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur; our business, financial condition or results of operations would likely suffer: In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We have a history of operating losses. We expect to incur get losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $22.1 million; $30.3 million and $16.6 million for the years ended May 31, 2005, 2004 and 2003, respectively. As of May 31, 2005, we had an accumulated deficit of $146.6 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we,

40-F56

either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, particularly Virulizin® and

GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development and potential commercialization programs for Virulizin®, require substantial capital. We expect that our existing cash and cash equivalents will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our internally funded research, development and commercialization activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

  engage in equity financings that would be dilutive to current shareholders;

  delay, reduce the scope of or eliminate one or more of our development programs;

  obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We expect to announce results for an ongoing Phase III clinical trial of Virulizin® in patients with pancreatic cancer in late 2005. Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively.

We expect to announce the results of our Phase III clinical trial of Virulizin® in late 2005. These results may not be favorable or viewed favorably by us or third-parties, including investors, equity research analysts and potential collaborators. Share prices for biotechnology companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of the trial could cause our share price to decline significantly.

We do not yet have all the required approvals to market our product candidates and our clinical trials may not yield results that will enable us to obtain regulatory approval.

We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for any of our products in North America or elsewhere in the world. Our product candidates will require additional research and development efforts prior to regulatory approval and potential commercialization in North America

40-F57

or other jurisdictions. However, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the drug or treatment being studied can or will be approved. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as Acute Myeloid Leukemia and solid tumors. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrollment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. We cannot guarantee that any products resulting from our programs will be successfully developed or made commercially available in the near term or at all.

We may never develop any commercial drugs or other products that generate revenues.

Our product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs for a number of reasons, including the failure of our product candidates to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the programs through the clinical trial process.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably.

The availability of reimbursement by governmental and other third-party payers affects the market for any pharmaceutical product. These third-party payers continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (U.S.) Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

40-F58

In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third-parties engage in activities that infringe our proprietary rights, our management's focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third-party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. We registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third-party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense or delay its introduction to market. We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

We are subject to extensive government regulations that may cause us to cancel or delay the introduction of our products to market.

Our research and development activities and the clinical investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the U.S. and other countries. Prior to marketing in the U.S., a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act. To receive approval, we or our collaborators must, among other things, demonstrate, with substantial evidence from well-controlled clinical trials, that the product is both safe and effective for each indication where approval is sought. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. We cannot assure you that any of our product candidates will be safe for human use. Other countries also have extensive requirements regarding clinical trials, market authorization and pricing. These

40-F59

regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with U.S. approvals. If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. In addition, results of preclinical studies and clinical trials with respect to our products could subject us to adverse product labeling requirements, which could harm the sale of such products. Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market. Further, governmental approval may subject us to ongoing requirements for post marketing studies. Even if we obtain governmental approval, a marketed product, its respective manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA's cGMP and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can he expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could coverall or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

We do not have manufacturing facilities to produce supplies of Virulizin®, GTI-2040, GTI-2501 or any of our other product candidates to support clinical

40-F60

trials or commercial launch of these products, if they are approved. We are dependent on third-parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

We have entered into a sole supplier agreement with a contract manufacturer, Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) to manufacture commercial supplies of Virulizin®. This contract manufacturer is our only source for the commercial production of Virulizin®. To date, this contract manufacturer has produced only small quantities of Virulizin® relative to those needed for commercialization. However, this supplier is contractually required to set up an alternate independent manufacturing facility within their organization. In addition, we rely upon a sole supplier for the filling portion of the manufacturing process, Draxis Pharma (a division of Draxis Specialty Pharmaceuticals Inc.) (Draxis). In terms of the components of Virulizin®, we currently rely upon only one type of charcoal as produced by Norit Americas Inc. (Norit), in the event that this specific type of charcoal was no longer available, we would need to perform further research and development procedures to demonstrate to the FDA that an alternative would be acceptable. The technology transfer process at BioVectra has been completed and commercial scale-up of the manufacturing run successfully completed. We expect BioVectra to be able to produce sufficient drug supplies of Virulizin® on a timely basis. Due to the sole supplier status of our relationship with BioVectra, Draxis and our reliance on Norit charcoal, we are subject to the risk that disruptions in their operations would result in delays in Virulizin® regulatory approvals and commercial introduction. If BioVectra or Draxis were unable to produce finished supplies of Virulizin® in required quantities, on a timely basis or at all, we could ultimately be forced to establish a secondary manufacturing site, which would require additional regulatory approvals and delay. Any disruption or termination of our relationship with BioVectra would materially harm our business and financial condition and cause our share price to decline.

We will be required to establish comparability between the finished drug product used in the conduct of our clinical trials and the commercial supplies of the finished drug product manufactured by BioVectra. Additionally, FDA and comparable foreign regulatory approvals may also be required.

We also have arrangements with contract manufacturers for clinical supplies of GTI-2040 and GTI-2501. If clinical supplies of these drugs are disrupted, exhausted, or fail to arrive when needed, we will have to substantially curtail or postpone initiation of planned clinical trials with those product candidates.

Dependence on contract manufacturers for commercial production involves a number of risks, many of which are outside our control. These risks include potential delays in transferring technology, and the inability of our contract manufacturer to scale production on a timely basis, to manufacture commercial quantities at reasonable costs, to comply with cGMP and to implement procedures that result in the production of drugs that meet our specifications and regulatory requirements.

Our reliance on contract manufacturers exposes us to additional risks, including there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

  our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding Canadian and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar standards, and we do not have control over our contract manufacturers' compliance with these regulations and standards;

  our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;

  if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in,

40-F61

or themselves develop substantially equivalent processes necessary for the production or our products; and

  our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products. We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost effective manner.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, GTI-2040, GTI-2501 and GTI-2601. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another's proprietary technology.

We have limited sales, marketing and distribution experience.

We have very limited experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and have a negative impact on our product development efforts. If we contract with third-parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third-parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third-parties, our business, financial condition and results of operations will be materially adversely affected.

Clinical trials are long, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We cannot assure you that data collected from preclinical studies and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our share price.

Many of our research and development programs are currently in the Phase II and Phase III clinical stage. Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive

40-F62

results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any of our drug candidates, including Virulizin® could be unsuccessful, which would prevent us from commercializing or partnering the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price.

We rely on third-parties for a variety of functions and we may enter into future collaborations. We may not receive the benefits that we expect from these arrangements.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third-parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. For example, OSI’s Tarceva may become a direct competitor of Virulizin®. Many of our competitors have substantially greater financial and management resources, superior intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

Our interest income is subject to fluctuations of interest rates in our investment portfolio of debt securities.

Investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but our revenues and a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

RISKS RELATED TO OUR COMMON SHARES AND CONVERTIBLE DEBENTURES

Our share price has been and may continue to be volatile and an investment in our common snares could suffer a decline in value.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the

40-F63

market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include:

  fluctuations in our operating results

  announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

  published reports by securities analysts;

  the progress of our and our collaborators' clinical trials, including our and our collaborators' ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

  governmental regulation and changes in medical and pharmaceutical product reimbursement policies; developments in patent or other intellectual property rights;

  publicity concerning discovery and development activities by our licensees;

  public concern as to the safety and efficacy of drugs that we and our competitors develop; and general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common stock in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

Our cash flow may not be sufficient to cover interest payments on the secured convertible debentures or to repay the debentures at maturity.

Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime +1% convertible debentures due in 2009 will depend on our ability to generate sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

Conversion of the secured convertible debentures will dilute the ownership interest of existing shareholders.

The conversion of some or all of the convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection,

40-F64

application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management's Discussion and Analysis. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

Stock-Based Compensation

In December 2003, the amended CICA Handbook, Section 3870 - Stock- Based Compensation and Other Stock- Based Payments required companies to measure and expense all equity instruments awarded to employees. We adopted the new recommendation effective June 1, 2004 retroactively, without restatement. As such, we have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the recent net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets. The generation of future taxable income could result in the recognition of some portion or all of these benefits which could result in a material improvement in our results of operations through the recovery of future income taxes.

Valuation of Long Lived Assets

We periodically review the useful lives and the carrying values of our long lived assets. We review for impairment in long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset

ACCOUNTING POLICY CHANGES

Stock- Based Compensation

Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the CICA Section 3870. The change was adopted retroactively without restatement as permitted under the revised section.

Under the fair value method, the estimated fair value of stock options granted is recognized over the service period, that is, the applicable vesting period, as a charge to stock compensation expense and a credit to stock options. When options granted on or after June 1, 2002 are exercised, the proceeds

40-F65

proceeds received and the related amounts in stock options are credited to share capital. For options granted prior to June 1, 2002, the Company continues to provide pro forma disclosure of the effect of the fair value method on the net loss and net loss per share. When options granted prior to June 1, 2002 are exercised, the proceeds are credited to share capital. The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances of $2.8 million at June 1, 2004.

We use the Black-Scholes option pricing model to calculate the fair value of the stock options granted, modified, or settled. Any changes in the underlying assumptions used in the Black Scholes option pricing model could impact earnings.

Financial Instruments

The carrying values of cash and cash equivalents, short term investments, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

The carrying values of the convertible debentures approximate their fair values. The interest rate fluctuates as prime fluctuates and the carrying values are being accreted to face value over the term of the convertible debentures such that they will be recorded at their full value if and when they become due and payable.

RECENT ACCOUNTING PRONOUNCEMENTS

Variable Interest Entities

In July 2004, the CICA amended Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. It is effective for fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments- Disclosure and Presentation

In November 2003, CICA Handbook Section 3860, Financial Instruments- Disclosure and Presentation, was amended to require that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments- Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments- Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company has not yet determined the impact of the adoption of this standard on the consolidated results of operations or financial position.

40-F66

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

The Company has not yet determined the impact of the adoption of this standard on the presentation of the consolidated results of operations or financial position.

Non-Monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.

Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

The Company has determined that this standard will not have any impact to the Company's consolidated financial statements.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2005 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit
(amounts in 000's except for per common share data)	Years Ended May 31
(Canadian Dollars)	2005	2004	2003
REVENUE	$ 6	$ 608	$ 66

EXPENSES
Cost of sales	1	28	55
Research and development	14,394	26,785	12,550
General and administrative	5,348	4,915	12,550
Stock-based compensation	1,475	(43)	674

40-F67

Depreciation and amortization	564	463	286
Operating expenses	21,782	32,148	17,855
Interest expense	300	−	−
Accretion in carrying value of secured convertible debentures	426	−	−
Amortization of deferred financing charges	84	−	−
Interest income	(524)	(1,239)	(1,155)
Loss for the period	22,062	30,301	16,634
Basic and diluted loss per common share	$ 0.13	$ 0.18	$ 0.12
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	172,112	171,628	144,590
Total Assets	$ 27,566	$ 34,424	34,255
Total Long-term liabilities	$ 10,212	$ −	$ −

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

During the second quarter ended November 30, 2003 we recognized revenue from a licensing agreement Lorus entered into with Cyclacel Ltd. in connection with the out licensing of our Clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand with the potential of additional license fees of up to $11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones.

Research and development expenses have decreased since February 29, 2004 due to the wind down of our Phase III Virulizin® clinical trial which reached full enrollment in the three months ended August 31, 2004 and achieved last patient visit in July 2005. In addition, during 2004 we incurred procurement costs for the manufacture of GTI-2040 and GTI-2501 for which we continue to have a sufficient supply on hand.

40-F68

Interest income has continued to decline in line with our lower cash and short-term investment balance.

	Fiscal 2005				Fiscal 2004
	Quarter Ended				Quarter Ended
	May 31 2005	Feb 28 2005	Nov 30 2004	Aug 31 2004	May 31 2004	Feb 29 2004	Nov 30 2003	Aug 31 2003
Revenue	$ -	$ 3	$ 1	$ 2	$ 2	$ 2	$ 575	$ 29
Research and Development	2,332	3,175	3,838	5,049	6,596	7,340	5,586	7,263
General and Administrative	1,506	1,484	1,333	1,025	1,498	1,010	1,176	1,231

Interest income	127	116	136	145	234	298	314	393

Net loss	(4,598)	(5,274)	(5,945)	(6,245)	(7,973)	(8,159)	(5,998)	(8,171)
Basic and diluted
net loss per share	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.05)	$ (0.03)	$ (0.05)

OUTSTANDING SHARE DATA

As at August 11, 2005, the Company had 172,622,386 common shares issued and outstanding. In addition, the Company had issued and outstanding, 9,689,208 stock options to purchase an equal number of common shares, 3,000,000 warrants to purchase an equal number of common shares of Lorus at an exercise price of $1.00 per share and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "likely', "plans", "will", "estimate", "continue", "anticipates", "intends", "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third-parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms and annual reports.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2005 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

40-F69

EXHIBIT 99.3

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

These financial statements have been audited by KPMG LLP, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls

Jim A. Wright, President and Chief Executive Officer August 11, 2005	Paul Van Damme, Chief Financial Officer

40-F70

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2005 and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2005 and for the period from inception on September 5, 1986 to May 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 16 to the consolidated financial statements.

We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September 5, 1986 to May 31, 1994. Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.

Chartered Accountants,

Toronto, Canada

August 11, 2005

40-F71

Lorus Therapeutics Inc.
Consolidated Balance Sheets
	As at	As at
(amounts in 000's)	May 31, 2005	May 31, 2004
(Canadian Dollars)
ASSETS
Current
Cash and cash equivalents	$2,776	$1,071
Short-term investments	18,683	25,657
Prepaid expenses and other assets	1,126	1,697
	22,585	28,425
Long-term
Fixed assets (note 4)	1,581	1,471
Deferred financing charges (note 11)	568	-
Goodwill	606	606
Acquired patents and licenses (note 5)	2,226	3,922
	4,981	5,999
	$27,566	$34,424
LIABILITIES
Current
Accounts payable	$1,069	$2,429
Accrued liabilities	3,019	3,396
	4,088	5,825
Long-term
Secured convertible debentures (note 11)	10,212	-
SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	144,119	143,670
Equity portion of secured convertible debentures (note 11)	3,814	-
Stock options (notes 3 and 7)	4,252	-
Contributed surplus (note 6 (a))	6,733	1,003
Warrants (notes 6(c) and 11)	991	4,325
Compensation options (note 6(c))	-	1,405
Deficit accumulated during development stage	(146,643)	(121,804)
	13,266	28,599
	$27,566	$34,424

See accompanying notes to audited consolidated financial statements
Basis of Presentation (note 1)
Commitments and Guarantees (note 12)
Canada and United States Accounting Policy Differences (note 16)

40-F72

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit
				Period
				from inception
(amounts in 000's except for per common share data)	Years Ended May 31			Sept. 5, 1986 to
(Canadian Dollars)	2005	2004	2003	May 31,2005
REVENUE (note 15)	$ 6	$ 608	$ 66	$ 680

EXPENSES
Cost of sales	1	28	55	84
Research and development (note 9)	14,394	26,785	12,550	100,238
General and administrative	5,348	4,915	4,290	43,141
Stock-based compensation (note 7)	1,475	(43)	674	5,545
Depreciation and amortization	564	463	286	8,052
Operating expenses	21,782	32,148	17,855	157,060
Interest expense (note 11)	300	-	-	300
Accretion in carrying value of secured convertible debentures (note 11)	426	-	-	426
Amortization of deferred financing charges	84	-	-	84
Interest income	(524)	(1,239)	(1,155)	(10,547)
Loss for the period	22,062	30,301	16,634	146,643
Deficit, beginning of period (as previously reported)	121,804	91,503	74,869	-
Impact of change in accounting for stock options (note 3)	2,777	-	-	-
Deficit, beginning of period (as restated)	124,581	91,503	74,869	-
Deficit, end of period	$ 146,643	$ 121,804	$ 91,503	$ 146,643
Basic and diluted loss per common share	$ 0.13	$ 0.18	$ 0.12
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	172,112	171,628	144,590

See accompanying notes to audited consolidated financial statements

40-F73

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows
				Period
				from inception
(amounts in 000's)	Years Ended May 31			Sept. 5, 1986 to
(Canadian Dollars)	2005	2004	2003	May 31,2005
OPERATING ACTIVITIES
Loss for the period	$ (22,062)	$ (30,301)	$ (16,634)	$ (146,643)
Add items not requiring a
current outlay of cash:
Stock-based compensation (note 7)	1,475	(43)	674	5,545
Interest expense (note 11)	300	-	-	300
Accretion in carrying value of secured
convertible debentures (note 11)	426	-	-	426
Amortization of deferred financing charges (note 11)	84	-	-	84
Depreciation and amortization	2,260	2,166	2,033	18,387
Other	(38)	245	-	707
Net change in non-cash working capital
balances related to operations (note 10)	(1,166)	(129)	2,019	2,054
Cash used in operating activities	(18,721)	(28,062)	(11,908)	(119,140)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	6,974	(1,438)	12,438	(18,683)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(599)	(383)	(1,260)	(5,974)
Cash proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in)
investing activities	6,375	(1,821)	11,178	(25,563)
FINANCING ACTIVITIES
Issuance of debentures, net (note 11)	12,948	-	-	14,400
Issuance of warrants, net	991	4,537	-	36,414
Issuance of common shares	112	25,512	715	97,371
Additions to deferred financing charges (note 11)	-	-	(245)	(706)
Cash provided by financing activities	14,051	30,049	470	147,479
Increase (decrease) in cash and cash
equivalents during the period	1,705	166	(260)	2,776
Cash and cash equivalents,
beginning of period	1,071	905	1,165	-
Cash and cash equivalents,
end of period	$ 2,776	$ 1,071	$ 905	$ 2,776

See accompanying notes to audited consolidated financial statements

40-F74

1.

 BASIS OF PRESENTATION

 Lorus Therapeutics Inc. (“Lorus” or the “Company”) is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in various stages of evaluation, from preclinical through to Phase III trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients’ quality of life.

Future Operations

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage. The continuation of the Company’s research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company’s ability to successfully finance and complete its research and development programs.

The Company’s future operations is highly dependent upon the outcome of the Phase III trial of its lead product, Virulizin®. Should the trial prove successful, the Company will pursue regulatory approval and subsequent commercialization of Virulizin®. The Company’s commercialization efforts are dependent upon its ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Should the Company’s ability to raise additional financial support be delayed, management believes the Company’s current level of cash and cash equivalents and short-term investments are sufficient to fund planned expenditures for the next twelve months.

In the event the result of the Phase III trial does not warrant efforts to commercialize Virulizin® at the present time, the Company will be required to re-evaluate its business operations and to reduce expenditures. Should commercialization not be pursued, management believes that the Company’s current level of cash and cash equivalents and short-term investments is sufficient to fund the planned expenditures for the next twelve months.

2.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. (“NuChem”), and its wholly owned subsidiary, GeneSense Technologies Inc. (“GeneSense”) which are both located in Canada. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in note 16, “Canada and United States Accounting Policy Differences.”

Revenue Recognition

Revenue includes product sales revenue, license revenue and royalty revenue.

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable, and collectibility is reasonably assured. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels.

40-F75

License fees are comprised of initial fees and milestone payments derived from a worldwide exclusive license agreement. Non-refundable license fees are recognized when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is reasonably assured. Future non-refundable milestone payments receivable upon the achievement of third-party performance are recognized upon the achievement of specified milestones when collection of the milestone payment is reasonably assured and the Company has no further significant involvement or obligation to perform under the arrangement.

 The Company earns royalties from its distributor. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.

Cash Equivalents and Short-Term Investments

Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase. Short-term investments, which consist of fixed income securities with a maturity of more than three months, are recorded at their accreted value as they are held to maturity instruments. The Company invests in high quality fixed income government (2005 – $3,229,000, 2004 – $3,811,000) and corporate (2005 – $15,452,000, 2004 – $21,846,000) instruments with low credit risk. All investments held at year-end approximate fair value, mature within one-year and are denominated in Canadian dollars.

Inventory

The Company purchases drugs for resale and for research and clinical development. Drugs purchased for use in research and clinical development are expensed as purchased. Drugs purchased for resale are recorded as inventory and valued at the lower of cost and net realizable value.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Furniture and equipment

straight line over three to five-years

 Leasehold improvements

straight line over the lease term

Research and Development

Research costs are charged to expense as incurred. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

Goodwill and Acquired Patents and Licenses

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination. Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist. When the carrying value of a reporting unit’s goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives which have been assessed as seven years.

40-F76

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds. The nature of this asset is such that it is categorized as an intangible asset with a finite life. The carrying value of acquired research and development assets does not necessarily reflect its present or future value. The amount recoverable is dependent upon the continued advancement of the drugs through research, clinical trials and ultimately to commercialization. It is not possible to predict the outcome of future research and development programs.

The Company has identified no impairment relating to goodwill and intangible assets for 2005 and 2004.

Impairment of Long-Lived Assets

The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

Stock-Based Compensation

The Company has a stock-based compensation plan described in note 7. Prior to June 1, 2004, stock-based awards granted to employees were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the variable accounting method was used. On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004.  The change was adopted retroactively without restatement (note 3).

Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

The Company has a deferred share unit plan that provides directors the alternative of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The Company records an expense and a liability equal to the market value of the shares to be issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis.

Common shares issued under the Alternate Compensation Plan are accounted for using the fair value of the common shares on the day they are granted.

Investment Tax Credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized. The amounts recognized as a reduction to research and development expense total $400 thousand (2004 – $180 thousand, 2003 – $355 thousand).

40-F77

Income Taxes

Income taxes are reported using the asset and liability method. Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain, for which management has deemed to be 100% of the assets available.

Loss Per Share

Basic loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti dilutive.

Deferred Financing Charges

Deferred financing charges, comprised primarily of legal costs, represent costs related to the issuance of the Company’s convertible debentures. Deferred financing charges are amortized over the five-year term of the convertible debentures.

Segmented Information The Company is organized and operates as one operating segment, the research, development and commercialization of pharmaceuticals. Substantially all of the Company’s identifiable assets as at May31, 2005 and 2004 are located in Canada.

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated into Canadian dollars at the rates on the balance sheet dates. Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

Use of Estimates

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from those estimates.  Significant estimates include the valuation of the convertible debentures, the fair value of stock options granted and warrants issued and the useful lives of capital and intangible assets.

Recent Canadian Accounting Pronouncements

Variable Interest Entities

 In July 2004, the Canadian Institute of Chartered Accountants (“CICA”) amended Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. The Guideline is effective for the fiscal years beginning on or after November 1, 2004.

40-F78

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments – Disclosure and Presentation In November 2003, CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation”, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments – Recognition and Measurement In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company has not yet determined the impact of the adoption of this standard on its consolidated results of operations or financial position.

Comprehensive Income and Equity

 In January 2005, the CICA released new Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

The Company has not yet determined the impact of the adoption of these standards on the presentation of its results of operations or financial position.

Non-Monetary Transactions

 In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

The Company has determined that this standard will not have any impact to the Company’s consolidated financial statements.

3.

CHANGE IN ACCOUNTING POLICIES

Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the amended CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (Section 3870). The change was adopted retroactively without restatement as permitted under the revised section.

40-F79

Under the fair value method, the estimated fair value of stock options granted is recognized over the service period, that is, the applicable vesting period, as stock-based compensation expense and a credit to stock options. When options granted on or after June 1, 2002 are exercised, the proceeds received and the related amounts in stock options are credited to share capital. For options granted prior to June 1, 2002, the Company continues to provide proforma disclosure of the effect of the fair value method on the net loss and net loss per share. When options granted prior to June 1, 2002 are exercised, the proceeds are credited to share capital.  The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances presented in shareholders’ equity of $2.8 million at June 1, 2004.

Asset Retirement Obligations

Effective June 1, 2004, the Company adopted CICA Handbook Section 3110, “Asset Retirement Obligations”, which harmonize Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. This Section establishes standards for the recognition, measurement, and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development, or normal operation. The adoption of Section 3110 had no material effect on the Company’s consolidated financial position or results of operations.

40-F80

4.

FIXED ASSETS

As at May 31  (amounts in 000's)

2005
	Cost	Accumulated Amortization	Carrying Value
Furniture and equipment	$ 2,575	$ 1,517	$ 1,058
Leasehold improvements	908	385	$ 523
End of year	$ 3,483	$ 1,902	$ 1,581

2004
	Cost	Accumulated Amortization	Carrying Value
Furniture and equipment	$ 1,977	$ 1,180	$ 797
Leasehold improvements	907	233	$ 674
End of year	$ 2,884	$ 1,413	$ 1,471

During the year, a write-down of $75 thousand was taken on certain furniture and equipment whose carrying value was in excess of the estimated future undiscounted cash flows and therefore deemed to be unrecoverable. The impairment charge was reported in the consolidated statements of loss and deficit in depreciation and amortization of fixed assets.

5.

ACQUIRED PATENTS AND LICENSES

As at May 31 (amounts in 000's)	2005	2004
Cost	$ 12,228	$ 12,228
Accumulated amortization	(10,002)	(8,306)
	$ 2,226	$ 3,922

Amortization of $1,696 (2004 - $1,747, 2003 - $1,747) has been included in the research and development expense reported in the consolidated statements of loss and deficit.

40-F81

Contributed Surplus

As at May 31 (amounts in 000's)	2005	2004	2003
Beginning of year	$ 1,003	$ 1,003	$ 1,003
Expiry of warrants (note 6 c) Expiry of compensation options (note 6 c)	4,325 1,405	- -	- -
End of year	$ 6,733	$ 1,003	$ 1,003

(b) Alternate Compensation Plans (“ACP”)

In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors’ fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 121,000 shares have been issued under this plan. For the year ended May 31, 2005, 50,000 shares were issued under this plan (2004–nil, 2003 – nil).

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As at May 31, 2005, 99,708 deferred share units have been issued (2004 – 68,183, 2003 – 45,964), with a cash value of $71thousand (2004 – $57 thousand, 2003– $58thousand) being recorded in accrued liabilities.

40-F82

(c) Share Issuance

On June 11, 2003, the Company raised gross proceeds of $3.3 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitled the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition, the Company issued 1,835,400 compensation options with a fair value of $1.5 million for services in connection with the completion of the offering. Each compensation option entitled the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4.4 million for the issuance, which include the non-cash charge of $1.5 million being the fair value of the compensation option. The Company allocated $4.4 million of the net proceeds to the warrants, $1.4 million to the compensation option and $24,121,000 to share capital.

On December 10, 2004 the warrants and options described above expired without being exercised. The expiry of these warrants and options had no impact on earning s or the net balance of shareholders’ equity.

(d) Employee Share Purchase Plan (“ESPP”)

The Company’s ESPP was established January 1, 2005. The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company and its affiliates may purchase common stock of the company at a discount through accumulated payroll deductions. Generally, each offering is of three months’ duration with purchases occurring every month.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common stock under the ESPP.  At May 31, 2005, a total of 106,339 common shares have been purchased under the ESPP, and Lorus has recognized an expense of $16 thousand related tot his plan in the financial statements.

7.

STOCK-BASED COMPENSATION

(a)  Effective June 1, 2004, the Company adopted the fair value-based method of accounting for employee stock options granted on or after June 1, 2002. The Company adopted this new accounting policy retroactively without restatement as allowed for under the transitional provisions of Section 3870. For the year ended May 31, 2005, $1.5 million of stock compensation expense was recognized, representing the amortization of stock compensation expense applicable to the current period of the estimated fair value of options granted since June 1, 2002 which included an additional compensation expense of $208 thousand due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from five years to 10years. This additional expense represents the incremental value conveyed to holders of the options as a result of extending the life of the options. For the year ended May 31, 2005, stock option expense of $1.5 million was allocated $445 thousand to research and development and $1.0

	2005	2004	2003
Risk-free interest rate	2.25-3.00%	2.25-3.05%	3.20-3.50%
Expected dividend yield	0%	0%	0%
Expected volatility	70-90%	89%	110%
Expected life of options	1-5 years	5 years	5 years

Weighted average grant date fair value

       $0.54

               $0.74

              $0.75

40-F83

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

(b) Stock Option Plan

Under the Company’s stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 20,582,081common shares. Options are granted at the fair market value of the common shares on the date of the common shares on the date of grant.  Options vest at various rates and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2005 are summarized as follows:

                                 2005

                                                     2004

                                                          2003

	Options (000's)	Weighted average exercise price	Options (000's)	Weighted average exercise price	Options (000's)	Weighted average exercise price
Outstanding at beginning of year	6,372	$ 1.05	5,378	$ 1.05	5,425	$ 1.17
Granted	3,173	$ 0.77	2,629	$ 1.16	2,613	$ 0.72
Exercised	(276)	$ 0.40	(289)	$ 0.59	(873)	$ 0.83
Forfeited	(1,234)	$ 1.05	(1,346)	$ 1.29	(1,787)	$ 1.01
Outstanding at end of year	8,035	$ 0.96	6,372	$ 1.05	5,378	$ 1.05
Exercisable at end of year	4,728	$ 1.04	3,542	$ 1.01	2,921	$ 1.26

The following table summarizes information about stock options outstanding at May 31, 2005:

Options outstanding			Options exercisable
Range of Exercise prices	Options Outstanding (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable (000's)		Weighted average exercise price
$0.33 to $0.49	275	5.62	$0.37	275	$0.37
$0.50 to $0.99	5,218	8.04	$0.78	2,541	$0.79
$1.00 to $1.99	2,167	7.96	$1.22	1,537	$1.24
$2.00 to $2.50	375	5.39	$2.44	375	$2.44
	8,035	7.81	$0.96	4,728	$1.04

(c) Pro Forma Information – Stock-Based Compensation

In periods prior to June 1, 2002, the Company recognized no compensation expense when stock options were granted to employees.

40-F84

For the year ended May 31, 2005, the pro forma compensation charge for stock options granted prior to June 1, 2002 was $27 thousand (2004 – $551thousand, 2003 – $509 thousand). These amounts have no material impact on loss per share figures.

8.

INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined federal and provincial tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

As at May 31 (amounts in 000's)	2005	2004
Non-capital loss carryforwards	$ 23,081	$ 19,746
Research and development expenditures	20,436	17,613
Book over tax depreciation	1,529	1,307
Other	1,089	1,345
Future tax assets	46,135	40,011
Valuation allowance	(46,135)	40,011
	$ —	$ —

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.  Due to the Company’s stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

The Company has undeducted research and development expenditures, totaling $58.9million for federal purposes and $52.8 million for provincial purposes and these can be carried forward indefinitely. In addition, the Company has non-capital loss carryforwards of $62.7 million for federal purposes and $65.7 million for provincial purposes. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

Year of expiry (amounts in 000's)	Non-capital losses
2006	$ 3,468
2007	4,626
2008	4,985
2009	6,658
2010	8,279
2011	1,131
2012	-
2013	-
2014	20,126
2015	13,476
$ 62,749

40-F85

Income Tax Rate Reconciliation (amounts in 000's)	2005	2004
Recovery of income taxes based on statutory rates	$ (7,971)	$ (11,008)
Expiry of losses	780	730
Change in valuation allowance	6,124	15,214
Non deductible accretion and stock-based compensation expense	687	—
Change in enacted tax rates	—	(4,941)
Other	380	5
	$ —	$ —

9.

RESEARCH AND DEVELOPMENT PROGRAMS

The Company’s cancer drug research and development programs focus primarily on the following technology platforms:

(a)

Immunotherapy

This clinical approach stimulates the body’s natural defenses against cancer. The Company’s lead drug Virulizin® is currently nearing the end of a global Phase III clinical trial for the treatment of pancreatic cancer.

(b)

Antisense

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company’s lead antisense drugs, have shown preclinical anticancer activity across a broad range of cancers and are currently in various Phase II trials.

(c)

Small Molecules

Anticancer activity was discovered with an antifungal agent Clotrimazole (“CLT”). Based on the structural feature found to be responsible for the anticancer effect of CLT, chemical analogs of CLT have been designed and tested. In addition, our library of Clotrimazole analogs has been licensed to Cyclacel Limited, as described in note 15.

Lorus scientists discovered novel low molecular weight compounds with anticancer and antibacterial activity in preclinical investigations. Of particular interest were compounds that inhibit the growth of tumor cell lines, including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma. These compounds also demonstrated activity against multi-drug resistant bacteria which are responsible for a number of life-threatening infections.

In addition to the above, Lorus has a number of other technologies under preclinical development, including a tumor suppressor or gene therapy approach to inhibiting the growth of tumors.

40-F86

	Years ended May 31
Research and Development (amounts in 000's)				Period from inception Sept 5, 1986 to May 31, 2005
Immunotherapy
Expensed	$ 11,891	$ 19,944	$ 7,433	$ 68,756
Acquired	-	-	-	-
Antisense
Expensed	2,384	6,666	4,911	27,259
Acquired	-	-	-	11,000
Small Molecules
Expensed	119	175	206	4,223
Acquired	-	-	-	1,228
Total expensed	$ 14,394	$ 26,785	$ 12,550	$ 100,236
Total acquired	$ -	$ -	$ -	$ 12,228

10.  SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital balances for each of the periods ended are summarized as follows:

Period from inception Sept. 5, 1986 to
Years ended May 31 (amounts in 000's)	2005	2004	2003	May 31, 2005
(Increase) decrease
Prepaid expenses and other assets	$ 571	$ (593)	$ 91	$ (549)
Increase (decrease)
Accounts payable	(1,360)	1,111	876	(175)
Accrued liabilities	(377)	(647)	1,052	2,779
	$$ (1,166) )	$ (129)	$ 2,019	$ 2,055

During the year ended May 31, 2005, the Company received interest of $679 thousand (2004 – $1.2 million, 2003– $1.7 million).

11.  CONVERTIBLE DEBENTURES

On October 6, 2004, the Company entered into a Subscription Agreement (the “Agreement”) to issue an aggregate of $15.0 million of secured convertible debentures (the “debentures”) and 3,000,000 purchase warrants. The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and 1,000,000 purchase warrants and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company's

40-F87

share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. To May31, 2005, the Company has issued 421,000 shares in settlement of $300 thousand in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14 and April 15, 2005 is convertible at the holder’s option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00

The convertible debentures contain both a liability and an equity element, represented by the conversion option, and therefore, under Canadian GAAP these two elements must be split and classified separately as debt and equity. In addition, as noted above, the debenture holder received 1,000,000 purchase warrants on the issuance of each tranche of convertible debt. The Company has allocated the total proceeds received from the issuance of the convertible debentures to these three elements based on their relative fair values. The fair value of the purchase warrants has been determined based on an option-pricing model. The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant. The convertible debenture conversion option was valued using a trinomial model. The resulting allocation based on relative fair values resulted in the allocation of $9.8 million to the debt instrument, $4.1 million to the conversion option and $1.1million to the purchase warrants. The financing fees totalling $1.1million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $652 thousand, against the equity portion of the convertible debenture of $322 thousand and against the purchase warrants of $87 thousand. This allocation resulted in net amounts allocated to the equity portion of the convertible debentures and warrants of $3.8 million and $991thousand respectively. The financing charges are being amortized over the five-year life of the convertible debenture agreement and as at May31, 2005, the balance is $568 thousand.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. To date, the Company has recognized $426 thousand in accretion expense. This accretion expense has increased the value of the convertible debenture from $9.8 million to$10.2 million at May 31, 2005.

12.COMMITMENTS AND GUARANTEES

(a)

Operating Lease Commitments

The Company has entered into operating leases for premises under which it is obligated to make minimum annual payments of approximately $136 thousand in 2006, $128 thousand in 2007 and $107 thousand in 2008.

During the year ended May 31, 2005, operating lease expenses were $136 thousand (2004 – $141thousand, 2003–$122 thousand).

(b)

Other Contractual Commitments

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

40-F88

(i)   A 20% share interest in NuChem;

(ii)  A payment of U.S. $350 thousand in shares of Lorus, and

(iii)  Up to U.S. $3.5 million in cash.

To date, the Company has made cash payments of U.S. $500 thousand. The remaining balance of up to U.S. $3.0million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company holds an exclusive worldwide license from the University of Manitoba (the “University”) and Cancer Care Manitoba (“CCM”) to certain patent rights to develop and sublicense certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sublicenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date, the Company has not paid any royalties pursuant to the license agreement.

(c)

Guarantees

The Company entered into various contracts, whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

(d)

Contracts

The Company contracts with Clinical Research Organizations to facilitate some of our clinical trials. These contracts may be terminated upon sixty days written notice. Lorus is committed to $2.2 million in expenditures in the next twelve months related to these contracts.

13.RELATED PARTY TRANSACTIONS

During the year ended May 31, 2003, consulting fees of $49 thousand were paid to a company which is controlled by a director of the Company. These transactions were in the normal course of operations and were measured at the exchange amount of consideration established and agreed to by the related parties. There were no consulting fees incurred during the years ended May 31, 2005 or 2004.

The amount payable to related parties as at May 31, 2005 was nil (2004 – nil, 2003 – nil).

14. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and other assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.

40-F89

Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

The carrying value of the convertible debentures approximates their fair values, as the interest rate is variable and the carrying values are being accreted to face value over the term of the convertible debentures such that they will be recorded at their face value if and when they become due and payable.

15. REVENUE

During the year ended May 31, 2004, the Company recorded license revenue of $546 thousand (2003 – nil) in connection with a worldwide exclusive license agreement entered into with Cyclacel Limited in the United Kingdom for the out-licensing of the Company’s small molecule program. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. No such milestones were achieved during the year ended May31, 2005.

16.CANADA AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from accounting principles generally accepted in the United States (U.S. GAAP).  The following reconciliation identifies material differences in the Company’s consolidated statements of loss and deficit and consolidated balance sheets.

a) Consolidated statements of loss and deficit

	Years ended May 31,
	2005	2004	2003

Loss per Canadian GAAP	(22,062)	(30,301)	(16,634)

Accretion of convertible debenture (i)	329	-	-
Amortization of debt issue costs (i)	(40)	-	-
Stock compensation expense (ii)	1,475	-	-

Loss and comprehensive loss per US GAAP	(20,298)	(30,301)	(16,634)

Basic and diluted loss per share per US GAAP	$ (0.12)	$ (0.18)	$ (0.12)

Under US GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

40-F90

b) Consolidated balance sheets:

	May 31, 2005
		Adjustments
	Canadian GAAP	Convertible Debentures (i)	Stock Options (ii)	Other	US GAAP

Deferred financing charges	$ 568	$ 272	$ -	$ -	$ 840
Secured convertible debenture	(10,212)	(3,740)	-	-	(13,952)
Equity portion of secured convertible debentures	(3,814)	3,814	-	-	-
Stock options	(4,252)	-	4,252	-	-
Contributed surplus/Additional paid in capital (APIC)	(6,733)	(1,048)	-	-	(7,781)
Warrants	(991)	991	-	-	-
Deficit accumulated during development stage	$ 146,643	$ (289)	$ (4,252)	$ -	$ 142,102

May 31, 2004
Adjustments
	Canadian GAAP	Convertible Debentures (i)	Stock Options (ii)	Other (iii)	US GAAP

Contributed surplus/APIC	$ (1,003)	$ -	$ -	$ (4,325)	$ (5,328)
Warrants	(4,325)	-	-	4,325	-
Deficit accumulated during development stage	$ 121,804	$ -	$ -	$ -	$ 121,804

(i)

Convertible Debenture

Under Canadian GAAP,the conversion option embedded in the convertible debentures is presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented in the balance of the convertible debentures. Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued in connection with the convertible debenture financing would be recorded as a reduction to the proceeds from the issuance of convertible debentures, and are classified as additional paid-in capital.

40-F91

The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes. The Company has allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant portions based on their relative fair values. The resulting allocation based on relative fair values resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the purchase warrants. The financing fees totaling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $1.0 million and against the purchase warrants of $9 7thousand. This allocation resulted in the net amount allocated to the warrants of $1.0 million. The financing charges are being amortized over the five-year life of the convertible debentures.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. To date, the Company has recognized $97 thousand in accretion expense. This accretion expense has increased the value of the convertible debenture from $13.9 million to $14.0 million at May 31, 2005.

(ii) Stock-Based Compensation

Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit accumulated during development stage and stock options were increased by $2.8 million at June 1, 2004. During 2005, the Company recorded stock compensation expense of $1.5 million in the consolidated statements of loss, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002; and an offsetting adjustment to stock options of $1.5 million in the consolidated balance sheets. No similar adjustments are required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation expense is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an employee must pay to acquire the stock. Election of this method requires pro forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The Company grants performance based stock options as a compensation tool. Under Canadian GAAP, the fair value treatment of these options is consistent with all other employee stock options. Under U.S. GAAP, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. Due to the decline in our common share price during the year, there was no expense recorded for U.S. GAAP purposes. Prior to the adoption of CICA Handbook Section 3870, Lorus accounted for performance based stock options using the intrinsic value method, and a recovery of $43 thousand was included in the statements of loss in 2004 and an expense of $674 thousand was included in net income in 2003 related to these options.

The table below presents the pro forma disclosures required under U.S. GAAP:

	2005	2004	2003
Net loss to common shareholders - US GAAP	(20,298)	(30,301)	(16,634)
Compensation expense under SFAS 123	(1,475)	(1,623)	(1,418)
Pro-forma net loss to common shareholders - US GAAP	(21,773)	(31,924)	(18,052)
Pro-forma basic and diluted loss per share - US GAAP	(0.13)	(0.19)	(0.12)

40-F92

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	2005	2004	2003
Risk-free interest rate	2.25-3.00%	2.25-3.05%	3.20-3.50%
Expected dividend yield	0%	0%	0%
Expected volatility	70-90%	89%	110%
Expected life of options	1-5 years	5 years	5 years

Weighted average grant date fair value         $0.54

                            $0.74

                                    $0.75

(iii) Warrants

These warrants were issued in connection with the June 11, 2003 financing. Under Canadian GAAP, the fair value of the warrants have been presented as a separate component of shareholders’ equity. Under U.S. GAAP, the fair value of the warrants issued would be recorded as additional paid in capital.

(c) Consolidated Statements of Cash Flows

There are no differences between Canadian and U.S. GAAP that impact the amounts of cash used or provided by operating activities, investing activities and financing activities in the consolidated statements of cash flows for the years ended May 31, 2005, 2004 and 2003.

(d) Income Taxes

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense. The impact would be higher research and development expense and an income tax recovery of $400 thousand for the year ended May31, 2005 (2004 – $180 thousand, 2003 – $355 thousand) with no net impact to shareholders’ equity, net income or earnings per share.

(e) New Accounting Pronouncements Not Yet Adopted

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment(which supercedes Statements No. 123 and 95) that addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair value based method. The new standard is effective for interim or annual periods beginning after January1, 2006, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after January 1, 2006. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company is reviewing the standard to determine the potential impact, if any, on the consolidated financial statements.

In March 2005, FASB issued FIN 47 Accounting for Conditional Asset Retirement Obligations as an interpretation of FASB Statement No. 143 Accounting For Asset Retirement Obligations (FAS 143). This Interpretation clarifies that the term conditional asset retirement obligation as used in FAS 143, refers to a egal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event

40-F93

that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect this standard to have any impact on its consolidated financial statements.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Change sin Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement should be effective for accounting changes made in fiscal years beginning after December 15, 2005.

In December 2004, FASB issued Financial Accounting Standard153:Exchangesof Nonmonetary Assets as an amendment of APB Opinion No.29.The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for years beginning after June 15, 2005. This standard will not have any impact to the Company’s consolidated financial statements.

40-F94

(f) Consolidated Statement of Shareholders Equity for the Period From June 1, 1998 to May 31, 2005:

This statement is prepared in compliance with US GAAP.

	Number of Shares (000's)	Amount	Contributed Surplus/AIPC	Deficit	Total
Balance May 31, 1998	36,785	$ 37,180	$ 667	$ (32,946)	$ 4,901
Exercise of special warrants	5,333	1,004	(1,217)		(213)
Exercise of stock options	46	48			48
Issue of warrants			1,217		1,217
Issue of special warrants			213		213
Other issuances	583	379			379
Loss for the year				(4,623)	(4,623)
Balance May 31, 1999	42,747	$ 38,611	$ 880	$ (37,569)	$ 1,922
Exercise of warrants	12,591	7,546	(534)		7,012
Issuance of special and purchase warrants			8,853		8,853
Issuance of public offering	15,333	41,952	659		42,611
Issued on acquisition	36,050	14,000			14,000
Exercise of units	893	1,821	(321)		1,500
Issuance under alternate compensation plan	18	15			15
Exercise of special warrants	30,303	8,438	(8,438)		-
Exercise of stock options	1,730	1,113			1,113
Stock based compensation		869			869
Loss for the year				(8,599)	(8,599)
Balance May 31, 2000	139,665	$ 114,365	$ 1,099	$ (46,168)	$ 69,296
Exercise of warrants	168	93	(25)		68
Issuance under alternate compensation plan	28	49			49
Exercise of stock options	2,550	1,866			1,866
Stock based compensation		351			351
Loss for the year		82		(15,213)	(15,131)
Balance May 31, 2001	142,411	$ 116,806	$ 1,074	$ (61,381)	$ 56,499
Exercise of compensation warrants	476	265	(71)		194
Exercise of stock options	1,525	1,194			1,194
Stock based compensation		(100)			(100)
Loss for the year				(13,488)	(13,488)
Balance May 31, 2002	144,412	$ 118,165	$ 1,003	$ (74,869)	$ 44,299
Exercise of stock options	873	715			715
Stock based compensation		558			558
Loss for the year				(16,634)	(16,634)
Balance May 31, 2003	145,285	$ 119,438	$ 1,003	$ (91,503)	$ 28,938
Share issuance	26,220	24,121	4,325		28,446
Exercise of stock options	289	171			171
Stock based compensation		(88)			(88)
Other issuances		28			28
Loss for the year				(30,301)	(30,301)
Balance May 31, 2004	171,794	$ 143,670	$ 5,328	$ (121,804)	$ 27,194
Interest payment	421	300			300
Exercise of stock options	276	112			112
Expiry of compensation options			1,405		1,405
Issuance under alternate compensation plan	50	37			37
Issuance of warrants			1,048		1,048
Loss for the year				(20,298)	(20,298)
Balance May 31, 2005	172,541	$ 144,119	$ 7,781	$ (142,102)	$ 9,798

40-F95

17. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.

40-F96

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

Dated:

August 30th, 2005

“Jim Wright”

Dr. Jim A. Wright
President & Chief Executive Officer
(Principal Executive Officer)

40-F97

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

Dated:

August 30th, 2005

“Paul J. Van Damme”

Paul J. Van Damme
Chief Financial Officer
(Principal Financial Officer)

40-F98

Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION
 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lorus Therapeutics Inc. (the “Company”) on Form 40-F for the year ended May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr. Jim A. Wright, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  “Jim Wright”
Dr. Jim A. Wright
President & Chief Executive Officer

August 30th, 2005

40-F99

Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION
 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lorus Therapeutics Inc. (the “Company”) on Form 40-F for the year ended May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul J. Van Damme, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  “Paul J. Van Damme”
Paul J. Van Damme
Chief Financial Officer

August 30th, 2005

40-F100

Exhibit 99.8

Auditors’ Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Lorus Therapeutics Inc.

We consent to the incorporation by reference in this Annual Report on Form 40-F of our audit report dated August 11, 2005 on the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended May 31, 2005, and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2005 and to the use of our Comments by Auditors for United States Readers on Canada-United States Reporting Differences dated August 11, 2005 included in this Annual Report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

August 11, 2005

Comments by Auditors for United States Readers on

Canada-United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the financial statements.  Our report to the shareholders dated August 11, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

August 11, 2005

40-F101