Form 20-F
period 2006-05-31
LORUS THERAPEUTICS INC
filed 2006-11-21
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

Or

[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. FOR THE FISCAL YEAR ENDED MAY 31, 2006.

Or

[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from __________ to ___________.

Commission file number 001-32000

Or

[ ]	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report ____________.

LORUS THERAPEUTICS INC.
(Exact Name of Registrant as Specified in Its Charter)

Canada
(Jurisdiction of Incorporation or Organization)

2 Meridian Road
Toronto, Ontario, Canada M9W 4Z7
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value at May 31, 2006: 174,693,797

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X ]

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

General

In this Annual Report on Form 20-F, all references to “Lorus”, the “Company”, “we”, “us” and “our” each refers to Lorus Therapeutics Inc. and its subsidiaries. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended May 31, 2006.

We use the Canadian dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements which form part of the annual report are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The differences between Canadian GAAP and U.S. GAAP, as they relate to our business, are explained in the notes to our consolidated financial statements.

Special note regarding forward-looking statements

This annual report on Form 20-F may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to:

•	our expectations regarding future financings;

•	our plans to conduct clinical trials;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;

•	our plans to obtain partners to assist in the further development of our product candidates; and

•	our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, and the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital required to fund research and operations;

•	our lack of product revenues and history of operating losses;

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	the progress of our clinical trials;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•	other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under Item 3.D. “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this annual report on Form 20-F or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present our selected consolidated financial data. You should read these tables in conjunction with our audited consolidated financial statements and accompanying notes included in Item 17 of this annual report on Form 20-F and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 5 of this annual report on Form 20-F.

The financial data as at May 31, 2006, 2005, 2004, 2003 and 2002 and for the years ended May 31, 2006, 2005, 2004, 2003 and 2002 have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP) and reconciled to United States Generally Accepted Accounting Principles (US GAAP) in note 17 to the consolidated financial statements.

The following table presents a summary of our consolidated statement of operations derived from our audited financial statements for the years ended May 31, 2006, 2005, 2004, 2003 and 2002.

Consolidated statements of operations data:
(In thousands, except per share data)

	Years Ended May 31,
	2006[1]	2005[1]	2004[1]	2003[1]	2002[1]	Period From Inception[2]
In accordance with Canadian GAAP
Revenue	$26	$6	$608	$66	$—	$706
Research and development	$10,237	$14,394	$26,785	$12,550	$8,659	$110,475
General and administrative	$4,334	$5,348	$4,915	$4,290	$4,867	$47,475
Operating expenses	$16,550	$21,782	$32,148	$17,855	$15,482	$173,610
Net loss	$17,909	$22,062	$30,301	$16,634	$13,487	$164,552
Basic and diluted loss per share	$0.10	$0.13	$0.18	$0.12	$0.09

In accordance with US GAAP
Net loss[3]	$16,388	$20,298	$30,301	$16,634	$13,487
Basic and diluted loss per share	$0.09	$0.12	$0.18	$0.12	$0.09

The following table presents a summary of our consolidated balance sheet as at May 31, 2006, 2005, 2004, 2003 and 2002.

Consolidated balance sheet data:

(In Thousands)	As at May 31,
	2006[1]	2005[1]	2004[1]	2003[1]	2002[1]
In accordance with Canadian GAAP
Cash and cash equivalents	$2,692	$2,776	$1,071	$905	$1,165
Short-term investments	$5,627	$18,683	$25,657	$24,219	$36,657
Prepaid expenses and other assets	$515	$1,126	$1,697	$1,104	$1,195
Total assets	$11,461	$27,566	$34,424	$34,255	$47,572
Total debt	$14,017	$14,300	$5,825	$5,360	$3,432
Total shareholders’ equity	$(2,556)	$13,266	$28,599	$28,895	$44,140
Weighted average number of common shares outstanding	173,523	172,112	171,628	144,590	143,480
Dividends paid on common shares	—	—	—	—	—

In accordance with US GAAP[3]
Total assets	$11,625	$27,838	$34,424	$34,255	$47,572
Total debt	$17,277	$18,040	$5,825	$5,360	$3,432
Total shareholders’ equity	$(5,652)	$9,798	$28,599	$28,895	$44,140

[1]	Changes in accounting polices:

(a)	Stock based compensation: Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the amended CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement as permitted under the revised section.

Under the fair value method, the estimated fair value of stock options granted is recognized over the service period, that is the applicable vesting period, as stock compensation expense and a credit to stock options. When options granted on or after June 1, 2002 are exercised, the proceeds received and the related amounts in stock options are credited to share capital. When options granted prior to June 1, 2002 are exercised, the proceeds are credited to share capital. The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances presented in shareholders equity of $2.8 million at June 1, 2004. We recorded stock based compensation expense under Canadian GAAP of $1.2 million for the year ended May 31, 2006 (2005 – $1.5 million, 2004 – nil).

(b) Business combinations, goodwill and other intangibles: Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination, and until June 1, 2002, was amortized on a straight-line basis over three years. In August 2001, the CICA issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards required that the purchase method of accounting must be used for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The new standards were substantially consistent with U.S. GAAP.

The Company adopted these new standards as of June 1, 2002 and the Company discontinued amortization of all existing goodwill. The Company also evaluated existing intangible assets, including estimates of remaining useful lives in accordance with the provisions of the standard.

In connection with Section 3062’s transitional goodwill impairment evaluation, the Company assessed whether goodwill was impaired as of June 1, 2002. The Company completed the transitional goodwill impairment assessment during the first quarter of 2003 and determined that no impairment existed at the date of adoption.

The Company recorded amortization of goodwill in the amount of $1.5 million for the year ended May 31, 2002.

[2]	Period from inception September 5, 1986 to May 31, 2006

[3]	The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:
There were no significant differences between Canadian and US GAAP during the years ended May 2002, 2003 and 2004.

2005:
Convertible debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. Under U.S. GAAP, Emerging Issues Task Force No.00-19 and APB Opinion No. 14, the fair value of warrants issued in connection with the convertible debentures financing would be recorded as a reduction to the proceeds from the issuance of convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes. Under U.S. GAAP the Company has allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant portions based on their relative fair values. The fair value of the purchase warrants has been determined based on an option-pricing model. The resulting allocation based on relative fair values resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the purchase warrants. The financing fees totaling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $964 thousand and against the purchase warrants of $97 thousand. This allocation resulted in the net amount allocated to the warrants of $1.0 million. The financing charges are being amortized over the five-year life of the convertible debentures agreement.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.

To date, the Company has recognized $97,000 in accretion expense. This accretion expense has increased the value of the convertible debenture from $13.9 million to $14.0 million at May 31, 2005.

Stock options

Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit and stock options were increased by $2.8 million at June 1, 2004. During 2005, the Company recorded stock compensation expense of $1.5 million in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002; and an offsetting adjustment to stock options of $1.5 million in the consolidated balance sheets. No similar adjustments are required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an employee must pay to acquire the stock. Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The company grants Performance Based Stock Options as a compensation tool. Under Canadian GAAP, the fair value treatment of these options is consistent with all other employee stock options. Under US GAAP, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. Due to the decline in our share price during the year, there was no expense recorded for US GAAP purposes.

2006:
Convertible debentures

Disclosure is consistent with 2005.

To date, the Company has recognized $407 thousand in accretion expense. This accretion expense has increased the value of the convertible debentures from $13.9 million to $14.3 million at May 31, 2006.

Stock options

Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit and stock options were increased by $2.8 million at June 1, 2004. During 2006, the Company recorded stock compensation expense in the consolidated financial statements, representing the amortization applicable to the current year at the estimated fair value of stock options granted since June 1, 2002.

During 2006, the Company recorded stock compensation expense of $1.2 million (2005 – $1.5 million) in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002; and an offsetting adjustment to stock options of $1.2 million in the consolidated balance sheets. No similar adjustments are required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an employee must pay to acquire the stock. Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The Company grants performance based stock options as a compensation tool. Under Canadian GAAP, the accounting treatment of these options is consistent with all other employee stock options. Under US GAAP, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period. For the year ended May 31, 2006 the Company recorded stock based compensation expense of $20 thousand under U.S. GAAP for performance based options.

During 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share. Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options. Under Canadian GAAP the accounting treatment of these options requires that any incremental value resulting from the amendment be determined and recognized over the remaining vesting period. Under US GAAP, the amended options are treated as a variable award and are revalued, using the intrinsic value method of accounting at the end of each reporting period until the date the options are exercised, forfeited or expired unexercised. The Company recorded stock-based compensation of $36 thousand under US GAAP related to these amended stock options.

Refer to note 17 of the consolidated financial statements in Item 17 for further details.

Exchange Rate Information

We publish our consolidated financial statements in Canadian (“CDN”) dollars. In this report, except where otherwise indicated, all amounts are stated in CDN dollars.

The following table sets out the exchange rates of CDN$ for 1 US$ for the following periods:

Period	Average Close	High	Low
October, 2006	1.1283	1.1415	1.1146
September, 2006	1.1165	1.1289	1.1035
August, 2006	1.1189	1.1373	1.104
July, 2006	1.1296	1.145	1.105
June, 2006	1.1139	1.129	1.0963
May, 2006	1.1093	1.1132	1.1055

Fiscal Year Ended May 31, 2006	1.1701	1.246	1.0948
Fiscal Year Ended May 31, 2005	1.2551	1.378	1.1746
Fiscal Year Ended May 31, 2004	1.3423	1.418	1.2683
Fiscal Year Ended May 31, 2003	1.5245	1.601	1.3438
Fiscal Year Ended May 31, 2002	1.5697	1.618	1.5069

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this annual report on Form 20-F. Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, prospects or results of operations. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely be affected. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares. The risks set out below are not the only we currently face; other risks may arise in the future.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $17.9 million; $22.1 million and $30.3 million for the years ended May 31, 2006, 2005 and 2004, respectively. As of May 31, 2006, we had an accumulated deficit of $164.5 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and we stopped selling Virulizin® in Mexico in July 2005. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, particularly Virulizin® and GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development, requires substantial capital. We expect that our existing cash and cash equivalents, along with the funds available to us through the subscription agreements with High Tech and Technifund described elsewhere in this Annual Report, will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our internally funded research and development activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	engage in equity financings that would be dilutive to current shareholders;

•	delay, reduce the scope of or eliminate one or more of our development programs;

•	obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We may be unable to obtain partnerships for one or more of our product candidates, which could curtail future development and negatively impact our share price.

Our product candidates require significant funding to reach regulatory approval upon positive clinical results. Such funding, in particular for Virulizin®, will be very difficult, or impossible to raise in the public markets. As such, the Company must obtain partnerships to continue the development of certain product candidates. If such partnerships are not attainable, the development of these product candidates may be significantly delayed or stopped altogether. The announcement of such delay or discontinuation of development may have a negative impact on our share price.

In addition, our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third-parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

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

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada (“HC”) or the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. A number of companies in the pharmaceutical industry, including us, have suffered setbacks in advanced clinical trials, even after promising results in earlier clinical trials. The results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data. All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as acute myeloid leukemia. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if we receive approval to market any product from any regulatory authorities on the basis of successful clinical studies of that product, following the market introduction of that product we or others may discover safety and efficacy problems not observed in the clinical studies. In this respect, as a condition to granting approval to market any of our products or at any time after granting such approval, one or more regulatory authorities may require us to conduct further studies (referred to as “Phase IV studies”) to determine the safety and efficacy of the product following market introduction. If such problems arise, one or more regulatory authorities may withdraw the approval for that product or we may otherwise voluntarily withdraw the product from the market.

Despite the time and resources expended by us, regulatory approval of drug candidates is never guaranteed. If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful or are ultimately found to not be safe or effective, our business could be seriously harmed.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. Many of our competitors have substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain HC, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

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

Patent protection

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. Further, allowable patentable subject matter and the scope of patent protection obtainable may differ as between jurisdictions. If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If a patent office allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to file or pursue patent coverage for our inventions.

Enforcement of intellectual property rights

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third-parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third-party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Trademark protection

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. For example, we have registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third-party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense.

Trade secrets

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

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter that we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, GTI-2040, GTI-2501 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

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

We do not have manufacturing facilities to produce supplies of Virulizin®, GTI-2040, GTI-2501, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

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

Our reliance on contract manufacturers exposes us to additional risks, including:

•	there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

•	our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding Canadian and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar standards, and we do not have control over our contract manufacturers’ compliance with these regulations and standards;

•	our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;

•	if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for the production or our products; and

•	our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

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

Our interest income is subject to fluctuations of interest rates in our investment portfolio.

Our investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, if any of our product candidates are approved for sale to the public, we may be unable to sell our products profitably.

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

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include:

•	announcements concerning the results or clinical trials for our drug candidates;

•	the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;

•	announcements concerning our competitors or the life sciences industry in general;

•	fluctuations in our operating results;

•	published reports by securities analysts;

•	developments in patent or other intellectual property rights;

•	publicity concerning discovery and development activities by our licensees;

•	the cash and short term investments held us and our ability to secure future financing;

•	public concern as to the safety and efficacy of drugs that we and our competitors develop;

•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and

•	general market conditions.

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

Our cash flow may not be sufficient to cover interest payments on our secured convertible debentures or to repay the debentures at maturity.

Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime rate +1% convertible debentures due in 2009 will depend on our ability to generate sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.

The conversion of some or all of the convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

Our convertible debentures are subject to certain operational covenants. In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the debentures. This could result in our inability to pay and insolvency of the Company, a dilutive equity financing in attempt to raise funds to repay the debentures, or a significant reduction in cash available for us to use towards the development of our product candidates.

Item 4.	Information on the Company

A.	History and development of the Company

Lorus Therapeutics Inc. was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc. On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in the Company becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date. On August 25, 1992, the Company changed its name to IMUTEC Corporation. On November 27, 1996, the Company changed its name to Imutec Pharma Inc., and on November 19, 1998, the Company changed its name to Lorus Therapeutics Inc. On October 1, 2005 the Company continued under the Canada Business Corporations Act.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7. Our corporate website is www.lorusthera.com. The contents of the website are specifically not included in this 20-F by reference.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “LOR” and are listed on the American Stock Exchange (the “AMEX”) under the symbol “LRP”.

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

We are a life sciences company focused on the research and development of effective anticancer development stage therapies with high safety. We believe that we have established a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical compounds to multiple ongoing Phase II clinical trials. A growing intellectual property portfolio supports this product pipeline.

Our commercial success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, obtaining the necessary regulatory approvals to enable us to market any products that may be approved and maintaining sufficient levels of funding through public and/or private financing.

We have product candidates in three classes of anticancer therapies: (i) immunotherapy, based on macrophage-stimulating biological response modifiers; (ii) antisense therapies, based on synthetic segments of DNA designed to bind to the messenger RNA (mRNA) that is responsible for the production of proteins over-expressed in cancer cells; and (iii) small molecule therapies based on anti-angiogenic, anti-proliferative and anti-metastatic agents. In addition, we have a number of anticancer technologies in the research and pre-clinical stages of development, including tumour suppressor gene therapy, siRNA and U-Sense technology.

Over the past three years, we have focused on advancing our product candidates through pre-clinical and clinical testing. You should be aware that it can cost millions of dollars and take many years before a product candidate may be approved for therapeutic use in humans. In addition, a product candidate may not meet the end points of any Phase I, Phase II or Phase III clinical trial. See Item 3.D. “Risk Factors”.

Immunotherapy

Lorus’ immunotherapy product candidates are Virulizin® and IL-17E.

Virulizin®

In 2002, we initiated a phase III clinical trial of Virulizin® for patients with locally advanced or metastatic pancreatic cancer who had not previously received systemic chemotherapy. In July of 2005, we announced the completion of the study and in October 2005, we announced that the results of the trial indicated that the overall survival rate of patients who were treated with Virulizin® plus gemcitabine (a standard chemotherapy drug) was not statistically significant when compared to those patients in the study who were given gemcitabine plus a placebo. We are currently seeking partners to continue the clinical development of Virulizin®. See “ — Clinical Development” and “Business of the Company — Immunotherapy”.

IL-17E

We have recently discovered a new lead drug candidate, IL-17E, which belongs to a larger family of cytokines. In experiments with mice, IL-17E has demonstrated significant antitumour activity against a variety of human tumours, including melanoma, pancreatic, colon, lung and ovarian tumours. We believe that these preliminary animal results support our further investigation of the potential clinical applications of IL-17E.

Antisense

We have two lead antisense products, GTI-2040 and GTI-2501, and other antisense molecules in pre-clinical development.

GTI-2040

Seven of the eight clinical studies initiated for GTI-2040 have been conducted in conjunction with the United States National Cancer Institute (“NCI”) and the remaining study was conducted by Lorus. We have initiated, are conducting or have conducted Phase II clinical trials of GTI-2040 in patients with refractory or relapsed acute myeloid leukemia, metastatic breast cancer, non-small cell lung cancer, solid tumours, advanced unresectable colon cancer, hormone refractory prostate cancer, advanced, end-stage renal cell cancer, and high grade myelodysplastic syndrome and acute myeloid leukemia.

GTI-2501

Our other antisense therapy, GTI-2501, is currently in a Phase II clinical trial for the treatment of hormone refractory prostate cancer at the Toronto Sunnybrook Regional Cancer Centre, following the successful conclusion of a Phase I clinical trial in the United States. See “ — Clinical Development” and “Business of the Company — Antisense”.

Other

We have entered into a collaboration agreement in respect of our antisense therapy, GTI-2601 and have other antisense molecules in pre-clinical development. See “Business of the Company — Antisense”.

Small Molecule

Our small molecule program is in the pre-clinical stage. See “— Clinical Development” and “Business of the Company — Small Molecule Therapies”.

Clinical Development

The chart below illustrates our current view of the clinical development stage of each of our products. This chart reflects the current regulatory approval process for biopharmaceuticals in Canada and the United States (with the exception of Virulizin® for malignant melanoma, which is approved for use in the private market in Mexico). See “Regulatory Requirements” for a description of the regulatory approval process in Canada and the United States. These qualitative estimates of the progress of our products are intended solely for illustrative purposes and the information contained herein is qualified in its entirety by the information appearing elsewhere or incorporated by reference in this annual report.

CLINICAL DEVELOPMENT PIPELINE

PRECLINICAL DEVELOPMENT PIPELINE

Capital Expenditures

N/A

Capital Commitments

N/A

B.	Business Overview

Overview

Chemotherapeutic drugs have been the predominant medical treatment option for cancer, particularly metastatic cancer, for the past 30 years. More recently, a range of novel cancer drugs have been developed that are efficacious while improving patient quality of life. Unlike chemotherapies, which are typically based on chemical synthesis, these new drugs may be of biological origin, based on naturally occurring molecules, proteins or genetic material. While chemotherapy drugs are relatively non-specific and, as a result, toxic to normal cells, these biological agents specifically target individual molecules or genes that are involved in disease and are therefore preferentially toxic to tumour cells. The increased specificity of these drugs may result in fewer and milder side effects, meaning that, in theory, larger and therefore, more effective doses can be administered.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects leading to improved quality of life for patients. Many of the drugs currently approved for the treatment and management of cancer are toxic, resulting in severe side effects that limit dosing and efficacy. We believe that a product development plan based on effective and safe drugs would have broad applications in cancer treatment. Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. In developing and evaluating our products, we evaluate the merits of each product candidate throughout the clinical trial process and consider commercialization opportunities.

Immunotherapy

Introduction

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer. Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively, it may stimulate the production of specific cancer fighting cells.

Virulizin®

Virulizin®, Lorus’ immunotherapeutic drug, has been shown in pre-clinical studies to be an immunotherapy that stimulates monocytes and macrophages to infiltrate tumour tissue and attack tumour cells. Monocytes and macrophages are types of white blood cells that are key players in the immune response to foreign pathogens and tumour cells. When macrophages and monocytes are activated, they produce proteins called cytokines that have the ability to kill tumour cells directly. Our studies indicate that Virulizin® stimulates the release of tumour necrosis factor (TNF-alpha), one type of cytokine, in immune cells to induce apoptosis (programmed cell death) of tumour cells. Our studies also indicate that Virulizin® produces fewer negative side effects than commonly used chemotherapy agents likely because the drug works by stimulating the immune system to attack the cancer, rather than directly killing cancerous cells.

Clinical Development Program

In 2002, Lorus initiated a Phase III, double-blind, multicenter, randomized study in patients with locally advanced or metastatic pancreatic cancer who had not previously received systemic chemotherapy. This clinical trial was conducted at over 100 sites in North America and Europe with enrolment of 436 patients with advanced pancreatic cancer. Patients enrolled in the study were randomly selected to receive treatment with either: (i) Virulizin® plus gemcitabine or (ii) placebo plus gemcitabine. Optional second line therapy for those patients who failed to respond or became resistant to gemcitabine included Virulizin® or placebo, alone or in combination with 5-fluorouracil (“5-FU”). All study subjects were monitored throughout the remainder of their lifespan. The end points of the study were survival and clinical benefits. In July 2005, Lorus announced completion of “last patient visit” for the phase III trial. Lorus announced the results of the phase III trial in October 2005 and those results are discussed in detail below.

Clinical Trial Results

In October 2005, we released the results of the Phase III clinical trial evaluating Virulizin® for the treatment of pancreatic cancer. The primary end points of the study were not met. For the efficacy evaluable population, the study showed that the addition of Virulizin® to gemcitabine resulted in a median overall survival of 6.8 months and a one-year survival rate of 27.2%, compared to 6.0 months and 16.8% for placebo plus gemcitabine. In the intent to treat population the median overall survival rates were 6.3 months for Virulizin® plus gemcitabine (one year survival rate of 25.9%) compared to 6.0 months for placebo plus gemcitabine (one year survival rate of 17.6%). While comparison of the median overall survival times did not reach statistical significance, exploratory analysis did show promising trends in specific patient populations.

We are currently seeking partners to continue the clinical development of Virulizin® in these patient specific populations.

Orphan Drug

Lorus received Orphan Drug designation from the FDA in February 2001 for Virulizin® in the treatment of pancreatic cancer. Orphan drug status is awarded to drugs used in the treatment of a disease that afflicts less than

200,000 patients annually in the United States to encourage research and testing. This status means that the FDA will help to facilitate the drug’s development process by providing financial incentives and granting seven years of market exclusivity in the United States (independent of patent protection) upon approval of the drug in the United States. In June 2005, we announced that Virulizin® was granted Orphan Drug status in the European Union for pancreatic cancer.

IL-17E

Lorus has recently discovered a new lead drug candidate, IL-17E, which belongs to a larger family of cytokines. In experiments with mice, IL-17E has demonstrated significant antitumour activity against a variety of human tumours, including melanoma, pancreatic, colon, lung and ovarian tumours. Lorus believes that these preliminary animal results support its further investigation of the potential clinical applications of IL-17E.

Antisense

Introduction

Metabolism, cell growth and cell division are tightly controlled by complex protein signalling pathways in response to specific conditions, thereby maintaining normal function. Many human diseases, including cancer, can be traced to faulty protein production and/or regulation. As a result, traditional therapeutics are designed to interact with the disease-causing proteins and modify their function. A significant number of current anticancer drugs act by damaging either DNA or proteins within cells (e.g., chemotherapy) or by inhibiting the function of proteins or small molecules (e.g., estrogen blockers, such as Tamoxifen). Antisense therapeutics offer a novel approach to treatment in that they are designed to prevent the production of proteins causing disease.

The premise of this therapeutic approach is to target an earlier stage of the biochemical process than is usually possible with conventional drugs. The blueprint for protein production is encoded in the DNA of each cell. To translate this code into protein, the cell first produces mRNAs (messenger ribonucleic acids) specific to each protein and these act as intermediaries between the information encoded in DNA and production of the corresponding protein. Most traditional therapies interact with the final synthesized or processed protein. Often this interaction lacks specificity that would allow for interaction with only the intended target, resulting in undesired side effects. In contrast, this newer approach alters gene-expression at the mRNA level, prior to protein synthesis, with specificity such that expression of only the intended target is affected. We believe that drugs based on this approach may have broad applicability, greater efficacy and fewer side effects than conventional drugs.

We have developed a number of antisense drugs, of which our lead products are GTI-2040 and GTI-2501. These products target the two components of ribonucleotide reductase (“RNR”). RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair. RNR is made up of two components, R1 and R2, encoded by different genes. RNR is essential for the formation of deoxyribonucleotides, which are the building blocks of DNA. Since RNR activity is highly elevated in tumour cell populations and is associated with tumour cell proliferation, we have developed antisense molecules specific for the mRNA of the R1 (GTI-2501) or the R2 (GTI-2040) components of RNR. Furthermore, the R2 component also appears to be a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumour cells. Consequently, reducing the expression of the RNR components in a tumour cell with antisense drugs is expected to have antitumour effects.

GTI-2040

Our lead antisense therapy is GTI-2040, an antisense drug that targets the R2 component of RNR and has exhibited antitumour properties against over a dozen different human cancers in standard mouse models, including chemotherapy resistant tumours. We have recently completed a Phase II clinical trial of GTI-2040 for advanced or metastatic renal cell carcinoma. We have also commenced a multiple Phase II clinical trial program in cooperation with the NCI, for the study of GTI-2040 for the treatment of acute myeloid leukemia (“AML”), breast cancer, lung cancer, colon cancer, prostate cancer and a series of solid tumours.

Pre-clinical Testing

Formal pre-clinical development of GTI-2040, including manufacturing and toxicology studies, was initiated in mid-1998. Pre-clinical studies, including GLP toxicology studies in standard animal models, have demonstrated that GTI-2040 is well tolerated at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development

Our clinical development for GTI-2040 has been done in conjunction with the NCI, which pays for the cost of all clinical trials. See “— Agreements — Collaboration Agreements — National Cancer Institute”. To date, we have initiated seven clinical trials with the NCI for GTI-2040 in patients with AML, metastic breast cancer, non-small all lung cancer, solid tumours, unresectable colon cancer, hormone refractory prostate cancer, and high grade myelodysplastic syndrome (“MDS”) and AML. These indications were selected based on the most promising results from our preclinical studies. In addition, Lorus conducted a study for GTI-2040 for the treatment of patients with renal cell cancer. Upon receipt of the clinical data from the ongoing NCI clinical trials, we will analyze and make decisions regarding the strategic direction of our antisense portfolio. We continue to search for partnerships for the future development of GTI-2040.

In September 2005, Lorus announced a steering committee assessment of progress in the six ongoing U.S. NCI-sponsored clinical studies of GTI-2040. The committee concluded that all six studies continue to progress without unacceptable toxicity. Combination chemotherapies under study include docetaxel, capecitabine, oxaliplatin, cytarabine, and gemcitabine.

Acute Myeloid Leukemia

In July 2003, we announced the FDA’s approval of the NCI-sponsored IND application for a clinical trial of GTI-2040 in combination with cytarabine, in patients with refractory or relapsed acute myeloid leukemia. Cytarabine is the current established drug for treating AML patients.

In December 2005, we announced interim data from the NCI-sponsored trial of GTI-2040 in acute myeloid leukemia. The data presented showed complete responses in 44% of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed and as such had a low expectation of response to subsequent treatment (10-20%). Complete responses in the clinical trial directly correlated with down regulation of R2, the intracellular target of GTI-2040, demonstrating drug specificity and providing strong evidence for an antisense mechanism of action. Toxicities for the combination were comparable to those expected for cytarabine alone and were non dose-limiting. This study is ongoing.

Metastatic Breast Cancer

In August 2003, we announced that the FDA had approved the NCI’s IND to begin a Phase II clinical trial to investigate GTI-2040 as a treatment for metastatic breast cancer in combination with capecitabine. This study is ongoing.

Non-Small Cell Lung Cancer

In September 2003, we received approval from HC for initiation of a clinical trial of GTI-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer, as part of a Phase II clinical program of GTI-2040 in collaboration with the NCI. Interim results from this study were announced in May 2005. Our interim results showed that the toxicity profile was determined to be acceptable for the specific combination therapy and the observed level of disease stabilizations was encouraging given the advanced stage of the disease in this subset of patients. This study is ongoing.

Solid Tumours

In February 2004, we announced the initiation of a Phase II clinical trial examining the use of GTI-2040 in combination with gemcitabine in patients with solid tumours. In June 2005, results from the trial were published. The trial was intended to identify the recommended dose of GTI-2040 and its toxicity profile. At the recommended dose GTI-2040 demonstrated a manageable toxicity profile and was generally well tolerated when given as a single agent. This study is ongoing.

Unresectable Colon Cancer

In May 2004, we announced the initiation of a Phase II clinical trial examining GTI-2040 in combination with oxaliplatin and capecitabine in the treatment of advanced unresectable colon cancer. This study is ongoing.

Hormone Refractory Prostate Cancer

In November 2004, we announced the initiation of a Phase II clinical trial examining GTI-2040 in combination with docetaxel and prednisone in hormone refractory prostate cancer. In November 2005, we announced interim data from this trial. The data showed that along with an acceptable tolerability profile, nine of 22 PSA evaluable patients demonstrated a PSA response (reductions of greater than 50%). PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response.

Advanced Renal Cell Cancer

In April 2005, we announced completion of a Phase II clinical trial of GTI-2040 in combination with capecitabine, in patients with advanced, end-stage renal cell cancer in the United States. This trial was a single-arm pilot study examining the safety and efficacy of GTI-2040 used in combination with the anticancer agent capecitabine. The majority of patients had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome in renal cell cancer. All 33 patients entering this study had advanced disease with multiple metastatic sites, with or without prior removal of the primary kidney tumour. However, more than half (52%) of the patients on the recommended dose exhibited disease stabilization or better, including one confirmed partial response. GTI-2040 was well tolerated when combined with a cytotoxic agent with expected adverse events. Lorus is actively searching for partnerships to assist with the further development of GTI-2040 for the treatment of renal cell cancer.

High Grade Myelodysplastic Syndrome and AML

In June 2006, we announced a plan for a new clinical investigation of GTI-2040 as a single agent in patients with high grade myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML) sponsored by the NCI.

Orphan Drug Status

On March 12, 2003, the FDA awarded Orphan Drug Status to GTI-2040 for the treatment of renal cell carcinoma.

In May 2005, Lorus received Orphan Drug designation from the FDA for GTI-2040 in the treatment of AML.

GTI-2501

Our other antisense therapy is GTI-2501.

Pre-clinical Testing

GTI-2501 has demonstrated antitumour activity in a wide range of human cancers in standard mouse models including human breast, kidney and prostate cancers. Pre-clinical studies have demonstrated that GTI-2501 is well tolerated in standard animal models at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development Program

GLP-toxicology studies for GTI-2501 were completed in November 2000 and approval of an IND was received from the FDA in February 2001. This Phase I dose-escalating study at the University of Chicago Medical Centre was designed to establish the recommended clinical Phase II dose as well as look at the safety profile of GTI-2501. A total of 34 patients with solid tumours or lymphoma were enrolled and have been evaluated following clinical completion. In December 2003, we announced that a Phase II clinical trial for the treatment of hormone refractory prostate cancer (HRPC) had been initiated at the Toronto Sunnybrook Regional Cancer Centre, in which GTI-2501 is administered in combination with docetaxel. The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled. This represents the first clinical trial of GTI-2501 in Canada following the successful conclusion of the Phase I clinical trial in 2004 in the United States. We announced expansion of this ongoing HRPC trial to two additional sites in Canada in July 2004. The study is ongoing through 2006.

GTI-2601

On April 5, 2005 we announced that we had signed a collaboration agreement with one of Japan’s leading pharmaceutical companies, Sumitomo Pharmaceuticals Co. Ltd. (“Sumitomo”) and Koken Co. Ltd (“Koken”) with respect to GTI-2601, our lead antisense compound targeting thioredoxin, a gene that is over-expressed in many tumour tissues and has been correlated with poor prognosis and chemotherapy resistance. Sumitomo and Koken have developed an advanced delivery system based on collagen combined with macromolecules. The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to combine with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug. This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus will share the results of the collaboration with Sumitomo and Koken, 1:1). This collaboration continued in 2005 and into 2006.

Small Molecule Therapies

Most anticancer chemotherapeutic treatments are DNA damaging, cytotoxic agents, designed to act on rapidly dividing cells. Treatment with these drugs typically includes unpleasant or even serious side effects due to the inability of these drugs to differentiate between normal and cancer cells and/or due to a lack of high specificity for the targeted protein. In addition, these drugs often lead to the development of tumour-acquired drug resistance. As a result of these limitations, a need exists for more effective anticancer drugs. One approach is to develop small molecules with a greater specificity as anticancer drugs. Chemical compounds weighing less than 1000 daltons (a unit of molecular weight) are designated as small or low molecular weight molecules. These molecules can be designed to target specific proteins or receptors that are known to be involved with disease.

Low Molecular Weight Compounds

In August 2005, Lorus announced the selection of two leading small molecule compounds from a series of novel small molecules discovered by Lorus scientists that exhibit potent anticancer activity. The results of the further characterization of these compounds were presented in April 2006, including studies that showed that the main mechanism of action of these compounds involves the induction of the tumour suppressor Krüppel-like factor 4, which its down-regulation is believed to be critical in the development and progression of certain types of cancer and comprise a novel anticancer mechanism of action. From these two compounds, LT-253 was selected as the lead compound for developments as a drug candidate for the treatment of colon carcinoma and non-small cell lung cancer, based on its potent in vitro and in vivo efficacy in xenograft models of human cancer, and on its safety profile. Manufacturing of a GMP product, formulation development as well as formal toxicology studies in different animal species with the aim of filing an IND application for the initiation of a Phase I clinical trial are in progress.

Other Technologies

We are currently assessing several new technologies for their potential as new drug candidates. They include technologies in areas of tumour suppressor gene therapy, siRNA molecules targeting RNR and U-sense compounds that we believe to have the potential to work using a unique mechanism of action to decrease the expression of cancer relevant genes.

Gene Therapy

Researchers at Lorus have developed a gene therapy product using the R1 gene of ribonucleotide reductase (which has been shown to act as a tumour suppressor gene) encoded in a modified adenoviral vector (rAd5-R1) for the potential treatment of patients with colon cancer. This project is in the pre-clinical phase of development.

siRNA

In 2003, Lorus began development of an anticancer therapeutic based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead siRNA’s and preliminary in vitro and in vivo characterization of these molecules has yielded promising results.

U-sense

Lorus has a therapeutic platform based on short oligonucleotides that are identical to sequences in the untranslated regions of mRNA molecules. The binding of these oligonucleotides to factors (i.e., proteins) that would otherwise bind to the mRNA has the potential to affect translation and/or stability of the mRNA and as a result alter expression of the protein product.

Agreements

Manufacturing Agreements

Bio Vectra dcl

In July 2004, we entered into negotiations with Diagnostics Chemicals Limited (doing business as BioVectra dcl) in Prince Edward Island for the commercial manufacture of Virulizin®, for which a contract was executed in October 2004. BioVectra has a cGMP facility capable of large-scale commercial production. In June 2005 Lorus announced that BioVectra had successfully produced Virulizin® in both optimized clinical and commercial batch scales. The contract remains in force, although Bio Vectra is not currently performing any manufacturing of Virulizin®.

Licence Agreements

Ion Pharmaceuticals and Cyclacel

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”). To July 2006, NuChem had made cash payments totalling US $500,000 to Ion. The balance is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs.

All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem. As at May 31, 2006, we had provided a total of $6,079,000 of funding to NuChem.

In September 2003, Lorus, NuChem and Cyclacel Limited signed an exclusive worldwide license agreement for the development and commercialization of the NuChem Analogs. Under the terms of the agreement, Lorus received upfront fees of US $400,000 and will receive milestone payments which, assuming all milestones are achieved, will total approximately US $11.6 million for our pre-clinical compound NC 381, and similar milestone payments for each of any other compounds developed from the compound library. In addition to these payments, we will receive royalties based on product sales. Cyclacel is responsible for all future drug development costs.

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

Collaboration Agreements

National Cancer Institute

In February 2003, Lorus and the United States National Cancer Institute approved clinical protocols to conduct a series of clinical trials in a Phase II program to investigate the safety and efficacy of our lead antisense drug, GTI-2040 in breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and in a range of solid tumours. Lorus and the NCI signed a formal clinical trial agreement (expiring in October 2007) in which the NCI financially sponsors the GTI-2040 clinical trials, while Lorus provides the clinical trial drug. All six trials were in progress as of May 31, 2006. In July 2006, we announced a seventh trial to be conducted with the NCI for GTI-2040 for the treatment of MDS and AML.

University of Toronto

In May 2004 we signed a collaboration agreement with the University of Toronto to provide a further development and delivery strategy for our novel low molecular weight compounds with anticancer and antibacterial activity. The collaboration agreement provided for payment by us to the University of Toronto of set fees and a percentage of net revenues derived from any intellectual property developed under the agreement if and when the intellectual property is commercialized. The work under this agreement has been completed.

Sumitomo and Koken

In April 2005, we signed a collaboration agreement with Sumitomo and Koken with respect to GTI-2601, our antisense compound targeting thioredoxin. Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules. The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug. This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1).

Other

From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended. These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a product candidate.

We also have licensing agreements to use proprietary technology of third parties in relation to our research and development. If this research ultimately results in a commercialized product, we have agreed to pay certain royalties and licensing fees.

Business Strategy

By developing cancer therapeutics using different mechanisms of action that may be efficacious against a wide variety of cancers, we seek to maximize our opportunity to address multiple cancer therapeutic markets. In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and consider commercialization opportunities when appropriate. In the next fiscal year, we intend to pursue partnerships and further development of our lead technologies.

Our objective is to maximize the therapeutic value and potential commercial success of GTI-2040 and GTI-2501, and the small molecule platform. In the near term, we intend to pursue research and early clinical development with our own funds with respect to GTI-2040, GTI-2501 and the small molecule platform. In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and consider commercialization opportunities when appropriate.

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements. We intend to pursue financing opportunities as they arise.

Public Offering

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant.

Secured Convertible Debentures

On October 6, 2004, we entered into a Subscription Agreement (the “Agreement”) with The Erin Mills Investment Corporation (“TEMIC”) to issue an aggregate of $15 million of secured convertible debentures (the “Debentures”) issuable in three tranches of $5 million each, in each of October 2004, January 2005 and April 2005. The Debentures are secured by a first charge over all of the assets of the Company. All Debentures issued under the Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. The $15.0 million principal amount of Debentures is convertible at the holder’s option at any time into our common shares with a conversion price per share of $1.00. With the issuance of each $5.0 million debenture, we issued to the debt holder 1,000,000 warrants with a term of five years to purchase our common shares at a price per share equal to $1.00.

Share Issuances

On July 13, 2006 we entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the TSX on July 13, 2006. The transaction closed on August 30, 2006.

In connection with the closing, we also entered into a registration rights agreement with High Tech that provides, among other things, that High Tech will have a demand right to request, an aggregate number of five times, the registration or qualification of the Purchased Shares for resale in the United States and Canada, subject to certain restrictions. High Tech has also been granted piggy-back rights to enable it to sell the Purchased Shares in connection with a public offering of shares to Lorus, subject to certain exceptions. In addition, pursuant to the Share Purchase Agreement, High Tech has the right to nominate one nominee for election to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board for as long as it owns shares.

In accordance with the terms of the Share Purchase Agreement, Lorus agreed not to issue any common shares or securities convertible into common shares, subject to certain limited exceptions, until July 31, 2007, at a price of less than $0.36 per common share. In addition, certain named executive officers of Lorus signed “lock-up” agreements whereby they agreed not to dispose of their common shares for a period of 30 days following the closing date, and for the 30 days immediately following such 30 day period, they agreed not to dispose greater than 50% of the aggregate number of common shares they hold as at the closing date.

On July 24, 2006 we entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on August 31 2006.

Revenues

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

Employees

As at May 31, 2006, we employed 33 full-time persons and one part-time person in research and drug development and administration activities. Of our employees, nine hold Ph.D.s. To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan, which was established in 2005.

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

None of our employees are unionized, and we consider our relations with our employees to be good.

Office Facilities

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The leased premises include approximately 8,000 square feet of laboratory and research space. We believe that our existing facilities are adequate to meet our requirements for the near term. Our current lease expires on March 31, 2008.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. There are many companies in both these industries that are focusing their efforts on activities similar to ours. Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us. In addition, we may face competition from other companies for opportunities to enter into collaborative agreements with biotechnology and pharmaceutical companies and academic institutions. Many of these other companies are not solely focused on cancer, as is the mission of our drug development. We specialize in the development of drugs that we believe will manage cancer.

Products that may compete with our products include chemotherapeutic agents, monoclonal antibodies, antisense therapies and immunotherapies with novel mechanisms of action. These are drugs that are delivered by specific means and are targeting cancers with large disease populations. We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target. There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancers. Cancer is a complex disease with more than 100 indications requiring drugs for treatment. The drugs in competition with our product candidates have specific targets for attacking the disease, targets which are not necessarily the same as ours. These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.

Government Regulation

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

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products. Biotechnology companies must establish the safety and efficacy of their new products in clinical trials and establish cGMP and control over marketing activities before being allowed to market their products. The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

The process of completing clinical trials and obtaining regulatory approval for a new drug takes a number of years and requires the expenditure of substantial resources. Once a new drug or product license application is submitted, we cannot assure you that a regulatory agency will review and approve the application in a timely manner. Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on efficacy and safety necessary to confirm the approved indication or to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested. Also, regulatory agencies require post-marketing surveillance programs to monitor a new drug’s side effects. Results of post-marketing programs may limit or expand the further marketing of new drugs. A serious safety or effectiveness problem involving an approved new drug may result in a regulatory agency requiring withdrawal of the new drug from the market and possible civil action. We cannot assure you that we will not encounter such difficulties or excessive costs in our efforts to secure necessary approvals, which could delay or prevent us from manufacturing or marketing our products.

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

Canada

In Canada, the manufacture and sale of drugs are controlled by Health Canada (“HC”). New drugs (sometimes referred to as drug candidates or product candidates) must pass through a number of testing stages, including pre-clinical testing and clinical trials. Pre-clinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in vivo. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the drug candidate to file a clinical trial application (“CTA”) to begin clinical trials involving humans.

To study a drug in Canadian patients, a CTA submission must be filed with HC. The CTA submission must contain specified information, including the results of the pre-clinical tests completed at the time of the submission and any available information regarding use of the drug in humans. In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented. Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.

Provided HC does not reject a CTA submission, clinical trials can begin. Clinical trials for product candidates to treat cancer are generally carried out in three phases. Phase I involves studies to evaluate toxicity and ideal dose levels in humans. The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of adverse side effects. Phases II and III involve therapeutic studies. In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat. In Phase III, there are controlled clinical trials in which the drug candidate is administered to a large number of patients who are likely to receive benefit from the new drug. In Phase III, the effectiveness of the drug candidate is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a drug candidate has value, the manufacturer submits a new drug submission (“NDS”) application to HC for marketing approval. The NDS contains all information known about the drug candidate, including the results of pre-clinical testing and clinical trials. Information about a substance contained in an NDS includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties. The NDS also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labelling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug. Furthermore, for biological products, an on-site evaluation is required prior to the issuance of a notice of compliance (“NOC”). All aspects of the NDS are critically reviewed by HC. If an NDS is found satisfactory, an NOC is issued permitting the new drug to be sold. In Canada an establishment license must be obtained prior to marketing the product.

HC has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed drug candidate is safe and may provide effective treatment.

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

An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of drug candidates for emergency treatment. Under a special access program, HC may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care. Prior to authorization, the practitioner must supply HC with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by HC. In addition, the practitioner must agree to report to both the drug manufacturer and HC the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to HC for all quantities of the new drug made available.

The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets. While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. We cannot assure you that the clinical testing conducted under HC authorization or the approval of regulatory authorities of other countries will be accepted by regulatory authorities of such other countries outside of Canada.

United States

In the United States, the United States Food and Drug Administration (“FDA”) controls the manufacture and sale of new drugs. New drugs require FDA approval of a marketing application (e.g., an NDA or FDA application) prior to commercial sale. To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required. Such data are generated in studies conducted pursuant to an IND submission, similar to that required for a CTA in Canada. As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof. In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients. Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s cGMP regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing. In the case of a biological product, an establishment license must be obtained prior to marketing and batch releasing.

A five-year period of market exclusivity for a drug comprising a new chemical entity (“NCE”) is available to an applicant that succeeds in obtaining FDA approval of an NCE, provided the active ingredient of the NCE has never before been approved in an NDA. During this exclusivity period, the FDA may not approve any abbreviated application filed by another sponsor for a generic version of the NCE. Further, a three-year period of market exclusivity for a new use or indication for a previously approved drug is available to an applicant that submits new clinical studies that are essential to support the new use or indication. During the latter period of exclusivity, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication.

The FDA has “fast track” regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist. “Fast track” designation affords early interaction with the FDA in terms of protocol design and permits, although it does not require, the FDA to issue marketing approval after completion of Phase II clinical trials (although the FDA will require subsequent clinical trials or even post-approval efficacy studies).

C.	Organizational Structure

Lorus Therapeutics Inc. was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc. On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in the Company becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date. On August 25, 1992, the Company changed its name to IMUTEC Corporation. On November 27, 1996, the Company changed its name to Imutec Pharma Inc., and on November 19, 1998, the Company changed its name to Lorus Therapeutics Inc. On October 1, 2005 the Company continued under the Canada Business Corporations Act.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7. Our corporate website is www.lorusthera.com. The contents of the website are specifically not included in this 20-F by reference.

D.	Property, Plant and Equipment

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The leased premises include approximately 8,000 square feet of laboratory and research space. We believe that our existing facilities are adequate to meet our requirements for the near term. Our current lease expires on March 31, 2008.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results

The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2006 and the accompanying notes (the “Financial Statements”) set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant differences between Canadian and United States GAAP are identified in Note 17 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management’s Discussion and Analysis, “Lorus”, the “Company’, “we”, “us” and “our” each refers to Lorus Therapeutics Inc.

Overview

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked diligently to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient’s quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment. Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, thereby mitigating the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are: immunotherapeutics; antisense and small molecules.

Our net loss for 2006 totalled $17.9 million ($0.10 per share) compared to a net loss of $22.1 million ($0.13 per share) in 2005. Research and development expenses in 2006 decreased to $10.2 million from $14.4 million in 2005. The close of the Virulizin® Phase III clinical trial in 2006 as well as staff reductions resulting from the November 2005 corporate changes (described below) contributed to the decrease over 2005. We utilized cash of $13.1 million in our operating activities in 2006 compared with $18.7 million in 2005; the lower utilization is consistent with lower research and development activities and lower general and administrative expenses offset by lower interest income. At the end of 2006 we had cash and cash equivalents and short-term investments of $8.3 million compared to $21.5 million at the end of 2005.

Selected Annual Financial Data

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2006 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit

(amounts in Canadian 000’s except for per common share data)

	Years Ended May 31
	2006	2005	2004
REVENUE	$26	$6	$608
EXPENSES
Cost of sales	3	1	28
Research and development	10,237	14,394	26,785
General and administrative	4,334	5,348	4,915
Stock-based compensation	1,205	1,475	—
Depreciation and amortization	771	564	420
Operating expenses	16,550	21,782	32,148
Interest expense	882	300	—
Accretion in carrying value of secured convertible debentures	790	426	—
Amortization of deferred financing charges	87	84	—
Interest income	(374)	(524)	(1,239)
Loss for the period	17,909	22,062	30,301
Basic and diluted loss per common share	$0.10	$0.13	$0.18
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	173,523	172,112	171,628
Total Assets	$11,461	$27,566	$34,424
Total Long-term liabilities	$11,002	$10,212	$—

Accounting Policy Changes

Variable Interest Entities

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments — Disclosure and Presentation

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The Company has determined that there is no impact on the Financial Statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Accounting for Convertible Debt Instruments

On October 17, 2005, the CICA issued EIC 158, Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC. EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The EIC discusses various accounting issues related to this type of convertible debt. The Company has determined that there is no impact on the Financial Statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

Section 3831, Non-Monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

Critical Accounting Policies

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management’s Discussion and Analysis. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company’s Financial Statements.

Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under CICA Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the recent net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets. The generation of future taxable income could result in the recognition of some portion or all of these benefits, which could result in a material improvement in our results of operations through the recovery of future income taxes.

Valuation of Long Lived Assets

We periodically review the useful lives and the carrying values of our long lived assets. We review for impairment in long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

Recent Accounting Pronouncements Yet To Be Adopted — Canadian GAAP

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

Section 3855, Financial Instruments — Recognition and Measurement

CICA Handbook Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

Section 3865, Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

These three Sections are effective for fiscal years beginning on or after October 1, 2006. An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

Recent Accounting Pronouncements Yet To Be Adopted — US GAAP

In December 2004, the FASB revised SFAS No. 123 to require companies to recognize n the income statement the grant-date fair value of stock options and other equity based compensation issued to employees, but expressed no preference for a type of valuation model (SFAS 123R). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently re-measured.

In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) to provide additional guidance regarding the application of SFAS 123R. SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company effective June 1, 2006. Additionally, SAB 107 discusses disclosures to be made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in registrants’ periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

In December 2004, FASB issued Financial Accounting Standard 153: Exchanges of Nonmonetary Assets as an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for years beginning after June 15, 2005. The Company has not entered into any non-monetary transactions and as such this section is not applicable.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces APB No. 20, Accounting Change and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management believes that the adoption of this statement will not have a material effect on the Company’s consolidated financial condition or results of operations.

Operating Results

Revenues

Revenues for the year increased to $26 thousand compared with 2005 revenue of $6 thousand which decreased compared with $608 thousand in 2004. The increase in revenue in 2006 is due to lab work performed by Lorus personnel on behalf of other companies. The decrease in 2005 compared with 2004 is the result of a licensing agreement Lorus entered into during 2004 with Cyclacel Ltd. in connection with the out licensing of our clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand received in 2004 with the potential of additional license fees of up to U.S.$11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months. The balance of the revenue earned during 2004 relates to product and royalty revenues from the sale of Virulizin® to our distributor in the Mexican market, Mayne Pharma. As of July 31, 2005, our contract with Mayne Pharma to distribute Virulizin® in Mexico was terminated as a result of Mayne Pharma ceasing operations in Mexico and Brazil. We do not anticipate product revenue in fiscal 2007 from any of our other anticancer drugs currently under development.

Research and Development

Research and development expenses totalled $10.2 million in 2006 compared to $14.4 million in 2005 and $26.8 million in 2004. The decrease in spending compared with 2005 is due to the close of our Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer in 2006 as well as a reduction in headcount in November 2005 as described under corporate changes. Although many expenditures related to the trial continued, as the results of the trial were compiled and analyzed and the trial was wound up, the costs were less in comparison with the prior year when the trial was fully enrolled and underway. The significant decrease in expenditures in 2005 in comparison with 2004 is primarily the result of two factors. First, in 2004 the Phase III clinical trial of Virulizin® was progressing through a heavy enrolment period resulting in many up front costs, including personnel, drug manufacturing and testing, combination drug purchases and contract research organization costs. In 2005, the study and the associated costs wound down to the point of last patient visit in Q1 2006. Second, we incurred expenditures in 2004 related to the upfront manufacturing of GTI-2040 for the U.S. National Cancer Institute (NCI) sponsored Phase II clinical trials as well as GTI-2501 for our Phase I/II prostate trial. We have had, and continue to have, a sufficient drug supply on hand such that no additional costs were incurred during 2005 and 2006.

Of the total research and development expenditures incurred during the year, Virulizin® accounted for $6.2 million or 61% of the total spending. During the past year as we wound down the Phase III clinical trial we focused the majority of the Company’s time and resources on Virulizin®.

General and Administrative

General and administrative expenses totalled $4.3 million in 2006 compared to $5.3 million in 2005 and $4.9 million in 2004. The decrease of $1.0 million during 2006 is due to reductions in headcount in November 2005 as described under corporate changes as well as lower legal, consulting and investor relations costs, the result of changes made to reduce our cash burn rate. The increase in expenditures in 2005 of $400 thousand compared with 2004 was primarily due to additional administrative personnel as we were preparing for commercialization in the event of successful Phase III clinical results.

Stock-Based Compensation

Stock- based compensation expense totalled $1.2 million in 2006 compared with $1.5 million in 2005 and nil in 2004. The decrease in stock-based compensation expense in 2006, despite an increase in the number of options issued is the result of reduced fair values on the stock options issued, due to a decline in our stock price, as well as a significant number of unvested options that were forfeited during the year, reducing the overall expense. During 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of the options they held at the existing exercise prices or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise prices of the options re-priced to $0.30 per share. Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options during the quarter ended February 28, 2006. The 2005 expense represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208 thousand recorded in the second quarter of 2005 representing the increase in value attributed to the shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five-years to ten-years.

Depreciation and Amortization

Depreciation and amortization expenses increased to $771 thousand in 2006 compared to $564 thousand in 2005 and $420 thousand in 2004. The increase in expense in 2006 compared with 2005 is due to a write-down of $250 thousand taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the fair value of the underlying assets offset by a lower level of capital expenditures in 2006. The increase in expense in 2005 compared with 2004 is due to the acquisition of additional capital related to the scale up of our manufacturing process, as well as a write-down of $75 thousand taken on certain equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated future undiscounted cash flows of the underlying assets.

Interest Expense

Non-cash interest expense was $882 thousand in 2006 compared with $300 thousand in 2005 and nil in 2004. These amounts represent interest at a rate of prime +1% on the $15 million convertible debentures. The increase in interest expense in 2006 compared with 2005 is a combination of higher interest rates due to increases in the prime rate, as well as the full amount of the debentures outstanding for the entire year, rather than part of the year as in 2005. In 2005, the interest accrued based on the cash advanced beginning October 6, 2004 when the first tranche of $5 million was advanced through to May 31, 2005 when the entire $15 million had been advanced. All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of the debentures amounted to $790 thousand in 2006 compared with $426 thousand in 2005 and nil in 2004. The accretion charges arise as under GAAP and the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance. Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million. The increase in expense in 2006 compared with 2005 is due to a full year of accretion in 2006 compared with a partial year in 2005.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges totalled $87 thousand in 2006 compared with $84 thousand in 2005 and nil in 2004. The deferred financing charges relate to the convertible debenture transaction and will be amortized using the effective interest rate method over the five-year life of the debt commencing October 6, 2004.

Interest and Other Income

Interest income totalled $374 thousand in 2006 compared to $524 thousand in 2005 and $1.2 million in 2004. The decrease from 2005 to 2006 is due to a lower average cash and short-term investment balance in 2006 offset by higher interest rates during 2006. The decrease in 2005 compared with 2004 is the result of significantly lower cash and short-term investment balances in 2005 compared with 2004.

Loss for the Year

Net loss for the year decreased to $17.9 million or $0.10 per share in 2006 compared to $22.1 million or $0.13 per share in 2005 and $30.3 million or $0.18 per share in 2004. The decrease in net loss in 2006 compared with 2005 is due to lower research and development costs resulting from the close of our Virulizin® Phase III clinical trial as well as staff reductions due to corporate changes, lower general and administrative costs due to staff reductions and lower legal, consulting and investor relations charges off set by lower interest income due to reduced cash and short term investment balances as well as higher non-cash interest, accretion and depreciation and amortization expense. The decrease in net loss in 2005 compared with 2004 is primarily due to lower research and development costs resulting from the wind down of the Phase III Virulizin® clinical trial, as well as no GTI-2040 or GTI-2501 drug production in 2005, offset by lower interest revenue, and non-cash expenses associated with stock based compensation expense, and non-cash charges related to the convertible debentures including accretion, interest and amortization of deferred financing charges.

Corporate Changes

In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees. As a result, we have recorded severance compensation expense for former employees of $557 thousand. Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense. Accounts payable and accrued liabilities at May 31, 2006 include severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $154 thousand that will be paid out by December 2006.

Quarterly Results of Operations

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

Research and development expenses have decreased throughout 2006 in comparison with the same quarter in the prior year. This reduction is due to the close of our Phase III Virulizin® clinical trial as well as corporate changes in November 2005 to reduce headcount.

General and administrative expenses increased for the quarter ended November 30, 2005 due to severance charges recorded during the quarter resulting from the termination of personnel in the November 2005 corporate changes. Expenditures have continued to decline since Q2 2006 due to reduced headcount as well as reduced consulting, patent costs and investor relation costs.

Net loss decreased in Q3 and Q4 of 2006 as the result of reduced research and development and general and administrative expenditures. During the quarter ended May 31, 2006, research and development expenditures were significantly lower than prior periods as minimal clinical, regulatory and compliance costs related to Virulizin were incurred vs. prior quarters when work associated with the Phase III clinical trial will still ongoing. General and administrative expenses decreased during the three months ended May 31, 2006 compared with prior quarters due to headcount reductions (in November 2005) as well as lower legal and corporate communication costs associated with budget cutbacks.

Research and development expenditures decreased in the quarter ended May 31, 2005 compared with prior quarters due to lower clinical trial costs associated with the Virulizin Phase III clinical trial as it wound down to last patient visit in July 2005. General and administrative expenditures decreased slightly during the three month period ended May 31, 2005 compared with prior periods due to lower consulting costs.

	Fiscal 2006 Quarter Ended				Fiscal 2005 Quarter Ended
(Amounts in 000’s except for per common share data)	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005	Aug. 31, 2005	May 31, 2005	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004
Revenue	$14	$5	$6	$1	$—	$3	$1	$2

Research and development	1,353	2,296	2,631	3,957	2,332	3,175	3,838	5,049

General and administrative	730	909	1,619	1,076	1,506	1,484	1,333	1,025

Net loss	(2,970)	(4,095)	(5,102)	(5,742)	(4,598)	(5,274)	(5,945)	(6,245)

Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.04)

Cash used in operating activities	$(1,940)	$(3,956)	$(2,360)	$(4,809)	$(3,789)	$(4,106)	$(4,966)	$(5,860)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of May 31, 2006, the certifying officers and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission). This evaluation included a review of our existing disclosure and insider trading policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A and other required documents and discussions with management surrounding the process of communicating material information to management and in turn the certifying officers and all procedures taking into consideration the size of the company and the number of employees. Based on the evaluation described above, the certifying officers have concluded that, as of May 31, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required.

Outstanding Share Data

As at September 30, 2006, the number of issued and outstanding common shares of the Company was 209,625,949. In addition, there were 3,000,000 warrants to purchase 3,000,000 common shares of the Company and 12,665,000 stock options outstanding that can be exercised into an equal number of common shares. The convertible debentures are convertible into 15,000,000 common shares of the Company.

B.	Liquidity and capital resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the GTI-2501 Phase II clinical trial and the development of our small molecule program from internal resources until their anticipated completion. The ongoing costs of the six GTI-2040 Phase II clinical trials will continue to be borne by the US NCI with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of payments from strategic partners. In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity. If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Our current level of cash and short-term investments and the additional funds available upon the successful closing of the subscription agreements (described below) are sufficient to execute our current planned expenditures for the next twelve months.

Operating Cash Requirements

Lorus utilized cash in operating activities of $13.1 million in 2006 compared with $18.7 million in 2005 and $28.1 million in 2004. The decrease in cash used in operating activities in 2006 is due to lower research and development and general and administrative expenses, as described above, offset by lower interest income. The significant decrease in cash used in operating activities in 2005 compared with 2004 is due to lower research and development expenses, offset by lower interest income.

Cash Position

At May 31, 2006, Lorus had cash and cash equivalents and short-term investments totalling $8.3 million compared to $21.5 million at the end of 2005. The Company invests in highly rated and liquid debt instruments.

Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash and cash equivalents and short term investments) at May 31, 2006 was $5.8 million as compared to $18.5 million at May 31, 2005. As discussed below, subsequent to year-end, we entered into subscription agreements to raise gross proceeds of $12.2 million through the issuance of 33.8 million common shares of Lorus. Cash and short-term investments will therefore increase by $12.2 million in gross proceeds.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company’s research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company’s compounds and the timing and development status of competitive products.

Financing

On July 13, 2006 we entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the TSX on July 13, 2006. The transaction closed on August 30, 2006. In connection with the closing, we also entered into a registration rights agreement with High Tech that provides, among other things, that High Tech will have a demand right to request, an aggregate number of five times, the registration or qualification of the Purchased Shares for resale in the United States and Canada, subject to certain restrictions. High Tech has also been granted piggy-back rights to enable it to sell the Purchased Shares in connection with a public offering of shares to Lorus, subject to certain exceptions. In addition, pursuant to the Share Purchase Agreement, High Tech will have the right to nominate one nominee on the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board for as long as it owns shares.

In accordance with the terms of the Share Purchase Agreement, Lorus agreed not to issue any common shares or securities convertible into common shares, subject to certain limited exceptions, until July 31, 2007, at a price of less than $0.36 per common share. In addition, certain named executive officers of Lorus signed “lock-up” agreements whereby they agreed not to dispose of their common shares for a period of 30 days following the closing date, and for the 30 days immediately following such 30 day period, they agreed not to dispose greater than 50% of the aggregate number of common shares they hold as at the closing date.

On July 24, 2006 we entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on August 31 2006.

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2006, the Company has issued 2,153,000 common shares in settlement of $882 thousand in interest. For the year ended May 31, 2005 the Company issued 421,000 common shares in settlement of $300 thousand in interest.

The $15.0 million principal amount of debentures is convertible at the holder’s option at any time into common shares of the Company with a conversion price per share of $1.00.

The Company issued to the debt holder 3,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

In addition, in 2005, Lorus issued common shares on the exercise of stock options for proceeds of $112 thousand.

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant. In 2004, Lorus issued common shares on the exercise of stock options for proceeds of $171 thousand.

Use of Proceeds

In our prospectus dated June 3, 2003, we indicated that the proceeds to be received from that financing would be used as follows: $12 million for the product development of our immunotherapy platform, $11 million for the product development of our antisense platform and $2 million for preclinical and discovery programs. It was anticipated that the balance of funding would be used for working capital and general purposes. Since the date of the prospectus, we have incurred $38.0 million in research and development expenses on our immunotherapy platform, $11.6 million on our antisense platform, and $1.8 million on preclinical and discovery programs. The additional spending on our immunotherapy platform was funded through cash and short term investments held by the Company prior to the 2003 offering, as well as the October 6, 2004 $15.0 million convertible debenture financing, and is the direct result of the expansion of the Virulizin® Phase III clinical trial. The spending anticipated in the 2003 prospectus on our antisense platform and preclinical and discovery programs was to be incurred over a number of years, including 2004, 2005 and 2006. We have sufficient funds available at the end of 2006 to fund the remaining $200 thousand to be spent on preclinical and discovery programs.

Subsequent Events

On July 13, 2006 we entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (“HighTech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006. The transaction closed on August 30, 2006. In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012. In addition, HighTech has the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, HighTech will hold approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on August 31, 2006.

On September 19, 2006 the Company announced that Dr. Jim A Wright would step down as the President and Chief Executive Officer of Lorus effective September 21, 2006. The departure of Dr. Wright resulted in a liability based on a mutual separation agreement executed subsequent to the quarter end of approximately $500 thousand. The amount is expected to be paid by the end of the third quarter 2007.

C.	Research and development, patents and licenses, etc.

Certain information concerning research and development and intellectual property is set forth in Item 4, “Information of the Company”

D.	Trend information

The Company does not currently know of any material trends that would be material to our operations.

E.	Off-balance sheet arrangements

As at May 31, 2006, we have not entered into any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

As at May 2006, we had contractual obligations requiring annual payments as follows:

(Amounts in 000s)	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	139	126	—	—	265
Convertible Debentures[1]	—	—	15,000	—	15,000
Total	139	126	15,000	—	15,265

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00 per share. In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.

Reference Information

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed. We have an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and an Environment, Health and Safety Committee; the members of each such committee are shown below. As at May 31, 2006, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over 4,631,000 or approximately 2.7% of our common shares.

Name, Province/State and Country of Residence	Position	Director or Officer Since
J. KEVIN BUCHI(1) (3) Pennsylvania, United States	Director	December 2002

DONALD W. PATERSON(1)(3) Ontario, Canada	Director	July 1991

ALAN STEIGROD(2) Florida, United States	Director	May 2001

GRAHAM STRACHAN(1)(3)(4) Ontario, Canada	Chairman, Director	May 2001

DR. JIM WRIGHT Ontario, Canada	Former President and Chief Executive Officer, Director	October 1999

GEORG LUDWIG(2) Eschen, Liechtenstein	Director	September 2006

DR. MICHAEL MOORE(2) Surrey, United Kingdom	Director	September 2006

DR. AIPING YOUNG(4) Ontario, Canada	President and Chief Executive Officer, Director	October 1999

ELIZABETH WILLIAMS Ontario, Canada	Director of Finance and Acting Chief Financial Officer	November 2005

(1)	Member of Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of Environment, Health and Safety Committee.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

J. Kevin Buchi: Mr. Buchi is executive vice president and chief financial officer of Cephalon, Inc., an international biopharmaceutical company. Mr. Buchi is responsible for finance, accounting, manufacturing and information systems and has been involved in raising significant financing for Cephalon. He is a certified public accountant and has received a master’s degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Donald W. Paterson: Mr. Paterson is President of Cavandale Corporation, a corporation principally engaged in providing strategic corporate consulting to emerging growth companies within the technology industry.

Alan Steigrod: Mr. Steigrod is Managing Director of Newport Healthcare Ventures, a consulting firm for the healthcare industry, located in Newport Beach, California.

Graham Strachan: From 2002 to the present, Mr. Strachan has been the President of GLS Business Development Inc., a life-science consulting firm located in Etobicoke, Ontario. From 1986 to 2002, Mr. Strachan was the President and Chief Executive Officer of Allelix Biopharmaceuticals Inc.

Georg Ludwig: Mr. Ludwig is the Managing Director of ConPharm Anstalt, a consulting and management company specializing in life sciences funds. Prior to January 2005, Mr. Ludwig was a Managing Director at HighTech Private Equity, a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based on applied technologies and life sciences.

Dr. Michael Moore: Dr. Moore is currently the Chief Executive Officer of Piramed Limited, a UK-based biopharmaceutical company with a focus on novel classes of small molecule, anti-inflammatory and anti-tumour agents. Prior to joining Piramed in August 2003, Dr. Moore held several progressive positions in the biopharmaceutical industry (1988-2003), culminating in the position of Chief Scientific Officer and Research Director at Xenova Group plc.

Dr. Jim Wright: Dr. Wright stepped down as Lorus’ President and CEO effective September 21, 2006 and continues to serve as a Director. Dr. Wright co-founded GeneSense in 1996, and served as its President, Chief Scientific Officer and a director before becoming our President and Chief Scientific Officer in October 1999 on our acquisition of GeneSense. Dr. Wright served as the Company’s CEO since October 2001.

Dr. Aiping Young: Dr. Young was appointed President and CEO effective September 21, 2006 and as a Director on October 6, 2006. Prior to her appointment, Dr. Young had been our Chief Operating Officer since

November 20, 2003 and was a cofounder with Dr. Wright of GeneSense Technologies Inc. Dr. Young previously held the position of Senior Vice President, Research and Development and Chief Technical Officer at Lorus.

Elizabeth Williams: Prior to joining Lorus in July 2004, Ms. Williams was an Audit Manager with Ernst and Young LLP. Ms. Williams is a chartered accountant and has received a bachelor’s degree in business administration. Ms. Williams lectured on introductory auditing at Wilfrid Laurier University during 2005.

The following table outlines other public company directorships of our directors:

Board Member	Company
Jim A. Wright	—

Graham Strachan	Amorfix Biotechnologies Inc. Ibex Technologies Inc.

J. Kevin Buchi	Encysive Pharmaceuticals Celator Pharmaceuticals

Donald Peterson	ANGOSS Software Corporation NewGrowth Inc. Homeserve Technologies Inc. Utility Corporation

Alan Steigrod	Sepracor Inc. Poniard Pharmaceuticals Inc.

Michael Moore	—

George Ludwig	—

B.	Compensation

Summary of Executive Compensation

The following table provides a summary of compensation earned during each of the last three fiscal years by our Chief Executive Officer, our Chief Financial Officer (or acting Chief Financial Officer) and for the next three most highly compensated executive officers (the “named executive officers”). The figures are in Canadian dollars.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	All Other Compensation ($)
DR. JIM A. WRIGHT(4)	2006	345,442	53,000	Nil	947,500	Nil
Former President and Chief	2005	313,586	95,760	Nil	228,000	Nil
Executive Officer	2004	285,000	102,600	Nil	570,000	Nil

DR. AIPING YOUNG(4)	2006	259,692	32,000	Nil	1,194,144	Nil
President and Chief	2005	222,697	46,125	Nil	250,000	Nil
Executive Officer	2004	197,945	45,390	Nil	225,000	Nil

MS. ELIZABETH WILLIAMS(2)	2006	88,631	7,000	Nil	228,035	Nil
Director of Finance, Acting	2005	84,163	7,990	Nil	52,388	Nil
Chief Financial Officer	2004	Nil	Nil	Nil	Nil	Nil

MR. PAUL VAN DAMME(3)	2006	110,813	11,000	Nil	Nil	74,633
Former Chief Financial	2005	152,654	35,030	Nil	202,500	37,000
Officer	2004	Nil	Nil	Nil	Nil	Nil

(1) Options granted are net of forfeitures.

(2) Ms. Williams started with Lorus on June 14, 2004; hence, there are no amounts relating to Ms. Williams’ compensation for 2004.

(3) Mr. Van Damme started with Lorus on September 7, 2004; hence, there are no amounts relating to Mr. Van Damme’s compensation for 2004. Mr. Van Damme resigned from his position on November 9, 2005. The amount of “All Other Compensation” relates to a lump sum amount paid pursuant to our separation agreement with Mr. Van Damme.

(4) On September 21, 2006 Dr. Wright stepped down as Lorus’ President and Chief Executive Officer and was replaced by Dr. Aiping Young, the Company’s Chief Operating Officer. The 2006 compensation amounts relate to Dr. Wright’s performance as the Company’s President and Chief Operating Officer and Dr. Young’s performance as the Company’s Chief Operating Officer.

Directors’ Compensation

During the fiscal year ended May 31, 2006, each director who was not an officer of the Company or a representative of a shareholder, was entitled to receive 50,000 stock options (the Chair received 100,000) and, at his election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Company (the “Board”) committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Members of the Compensation Committee received an annual fee of $5,000, and members of the Nominating and Corporate Governance Committee and the Environment, Health and Safety Committee received annual fees of $4,000 (the Chair of each of the three committees received $5,000).

In September 2005, stock options to purchase 300,000 common shares at a price of $0.68 per share expiring September 13, 2015 were granted, in aggregate, to our directors. These options vested 50% upon issuance and the remaining 50% will vest after one year. In addition, the Company reimbursed the directors for expenses incurred in attending meetings of the Board and committees of the Board.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans—Directors and Officers’ Deferred Share Unit Plan”.

Management Contracts

Under the employment agreement with Dr. Jim A. Wright dated October 29, 1999, as amended, Dr. Wright’s position was President and Chief Executive Officer of the Company for an annual salary of $327,600. If within 24 months of a change of control of Lorus, Dr. Wright’s employment was terminated without cause or if his responsibilities were reduced, then he was entitled to receive the equivalent of two years’ of his basic salary, two years of his annual bonus (based on the average of the bonus granted to him in the three preceding years), and two years of benefits. If Dr. Wright’s employment is terminated without cause and not subsequent to a change of control of Lorus, Dr. Wright was entitled to 18 months’ salary and benefits and 18 months’ of pro-rated annual bonus (and he was required to mitigate his loss after the first 12 months and account to Lorus for any severance payment beyond the first 12 months). The employment agreement provided that the Company may at any time assign the Chief Executive Officer to perform other functions that are consistent with his skills, experience and position within the Company. Dr. Wright reported directly to the Board. The bonus and options allocation of the President and Chief Executive Officer was determined by the Board and was awarded based 100% on achievement of corporate objectives.

In September 2006 the Company entered into a mutual separation agreement with Dr. Jim Wright. This agreement provided 18 months of severance to Dr. Wright.

Under the employment agreement with Dr. Aiping Young dated September 21, 2006, Dr. Young’s position is President and Chief Executive Officer of the Company for an annual salary of $300,000. This agreement provides for a notice period equal to 18 months in the event of termination without cause or a resignation due to change in role as a result of a change in control of the Company. The employment agreement provides that the Company may at any time assign the President and Chief Executive Officer to perform other functions that are consistent with her skills, experience and position within the Company. Dr. Young reports to the Board of Directors. The bonus and options allocation of the President and Chief Executive Officer is as recommended by the Board of Directors and is awarded based 100% on achievement of corporate objectives. The agreement also provides for certain option grants including a one time grant of 1 million options vesting immediately, 1 million options of which the vesting is contingent upon certain events as well as an annual option grant of 500,000 options vesting upon the achievement of corporate objectives.

Under the employment agreement with Ms. Elizabeth Williams dated May 31, 2004, Ms. Williams’ position is Director of Finance and Controller of the Company for an annual salary of $89,000. This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended by the Chief Executive Officer.

Vacation allocation on a calendar year basis for each Named Executive Officer is four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year. Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2006 were as set out in the above Summary Compensation Table.

The following table sets forth certain details as at the end of the last fiscal year ended May 31, 2006 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	# of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	# of Common Shares remaining available for future issuance under the equity compensation plans
Plans approved by Shareholders(1)	10,300,000	$0.70	7,832,390
Plans not approved by Shareholders	—	—	—
Total	10,300,000	$0.70	7,832,390

(1)	This includes options granted and reserved for issuance pursuant to our amended 1993 Stock Option Plan, amended 2003 Stock Option Plan and our Alternate Compensation Plan.

Equity Compensation Plans

Stock Option Plans

Our original stock option plan was established in 1993 (the “1993 Stock Option Plan”); however, due to significant developments in the laws relating to share option plans and our future objectives, in November 2003 we created a new stock option plan (the “2003 Stock Option Plan”, and together with the 1993 Stock Option Plan, the “Stock Option Plans”), ratified by our shareholders, pursuant to which all future grants of stock options would be made.

On January 1, 2005, the TSX amended its rules (the “TSX Rules”) to provide that, among other things, the maximum number of shares issuable under a stock option plan of a TSX issuer may be a rolling number based on a fixed percentage of the number of outstanding shares of such issuer from time to time. Previously, the TSX Rules required a stock option plan to have a fixed number of shares issuable thereunder. The amended TSX Rules require that a stock option plan with a rolling maximum be approved by the shareholders of an issuer every three years.

At our last annual meeting held on September 13, 2005, shareholders of the Company approved an amendment to the Stock Option Plans to provide that the number of shares available for issue is a rolling rate of 15% of the issued common shares of the Company. This amendment increased the number of options issuable under the Stock Option plans from 20,582,081 to 25,921,000. Shareholders also approved amendments to remove all prior limits on grants of options and issuance of common shares to any one individual and for individual insiders under the 1993 Stock Option Plan and 5% limits for individual insiders under the 2003 Stock Option Plan, and to replace such limits with the 10% limit for insiders as a group as provided under the amended TSX Rules.

The Stock Option Plans enables us to grant share options to employees, directors, and individuals in special contract relationships. The number of common shares reserved issuable pursuant to the Stock Option Plans is currently at a maximum of 25,921,000 common shares, amounting to 14.8 per cent of the common shares outstanding as of May 31, 2006. Of this amount a total of 7,832,390 options to acquire common shares are at May 31, 2006, outstanding under the Stock Option Plans. This amounts to 4.8 per cent of the common shares outstanding.

Our Board, within certain limitations, determines the terms, conditions and limitations of options granted under the Stock Option Plans. Under the Stock Option Plans, (a) the number of common shares reserved for insiders, at any time, under all share compensation arrangements, cannot exceed 10 per cent of issued and outstanding common shares and (b) the number of common shares issued to any one insider, within any one year period, under all share compensation arrangements, cannot exceed 10 per cent of issued and outstanding common shares and (c) the number of common shares reserved for issuance under all share compensation arrangements may not exceed 5 per cent of issued and outstanding common shares. The Stock Option Plans may be amended by our Board for the proper administration of such plan, subject to regulatory approval, if required. The exercise price per common share is determined by the Board but shall not be less than the closing price of the Common shares on the TSX on the day prior to the day on which the option is granted. The Board fixes the term of each option when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 50 per cent after the first year and 25 per cent of the optioned common shares in each of the next two years. However, in certain circumstances, options are granted entitling an optionee to purchase 100 per cent of the common shares earlier than the general pattern. In the event that our relationship with an optionee terminates, the provisions of the Stock Option Plans specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with Lorus. Entitlement to unvested options ceases immediately upon termination of employment and entitlement to vested options ceases three months after employment is terminated. The Board is entitled to provide exceptions to this termination as deemed appropriate. For all optionees, entitlement continues for nine months in the event of death. The ability of an optionee to exercise an option under the Stock Option Plans may be accelerated in the event of a change of control of Lorus. The exercise price per Common Share is payable in full on the date of exercise. Options granted under the Stock Option Plans are not assignable.

During the period June 1 to May 31, 2006, options to purchase 6,721,000 common shares were granted under the Stock Option Plans at exercise prices between $0.26 and $0.78 per Common Share. During the year ended May 31, 2006, we granted options to employees, other than executive officers of the Company, to purchase 2,912,706 common shares, being 43.3% of the total incentive stock options granted during the year to employees and executive officers.

Performance Based Compensation Plans

Executive officers of the Company are eligible to participate in a performance related compensation plan (the “Compensation Plan”). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase common shares under our 2003 Stock Option Plan. The potential annual cash bonus and annual granting of options to each executive officer are conditional upon the achievement by the Company and each executive officer of predetermined objectives reviewed by the Compensation Committee and approved by the Board. See “Compensation Committee” and “Report on Executive Compensation”.

Directors and Officers’ Alternate Compensation Plan

The Directors’ and Officers’ Alternate Compensation Plan was terminated by resolution of the Board, effective September 13, 2005.

Employee Share Purchase Plan

In November 2004, the Board adopted the Employee Share Purchase Plan (“ESPP”), effective January 1, 2005. For the year ended May 31, 2006, a total of 293,000 common shares had been purchased by employees and executive officers under the ESPP at prices per share between $0.2295 and $0.578 per Common Share. During fiscal 2006, under the ESPP, executive officers as a group purchased 90,000 common shares at a weighted average purchase price of $0.31 per Common Share and employees, excluding executive officers, as a group purchased 203,000 common shares at an average exercise price of $0.29 per Common Share.

The purpose of the ESPP is to assist the Company to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Company or an affiliate of the Company for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

Deferred Profit Sharing Plan

We have a Deferred Profit Sharing Plan (“DPSP”) matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee’s Group RRSP account up to a maximum of 3% of the employee’s gross earnings. We began making contributions to the employees’ Group Retirement Savings Plan in fiscal 1998. Beginning February 2001, our contributions have been paid into an employer-sponsored DPSP.

Directors’ and Officers’ Deferred Share Unit Plan

We have a deferred share unit plan for directors and officers (the “Deferred Share Unit Plan”). Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their annual fees for acting as a director (“Annual Fees”) from us in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our shareholders, in its discretion recommend the Company credit to each participating director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the common shares. The fair market value of the common shares is determined as the closing price of the common shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the stock exchanges or other market(s) upon which the common shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the “Regulatory Authorities”).

In addition, the participating directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for meeting fees earned by the Participating Directors as a result of attendance at meetings of the Board held between the annual meetings of our shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the meeting fees to be deferred divided by the fair market value of the common shares, being the closing price of the common shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the Board (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the Board without shareholder approval. When a participating director ceases to hold the position of director and is no longer otherwise employed by us, the participating director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of the common shares on the date of termination, or (b) the number of common shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax. The Board may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

Option Grants During Fiscal Year 2006

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended May 31, 2006:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)(1)		% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
DR. JIM A. WRIGHT(5)	300,000	(2)	2.08	0.78	0.78	July 19, 2015
Former President and Chief	807,500	(3)	12.01	0.30	0.30	Oct. 10, 2010 to
Executive Officer						July 19, 2015

DR. AIPING YOUNG(5)	208,333	(2)	3.10	0.78	0.78	July 19, 2015
President and Chief	75,000	(4)	1.12	0.78	0.78	July 19, 2015
Executive Officer	50,000		0.74	0.26	0.26	Nov. 30, 2015
	50,000		0.74	0.30	0.30	Jan. 5, 2016
	200,000	(2)	2.98	0.30	0.30	Jan. 5, 2016
	610,811	(3)	9.09	0.30	0.30	Oct. 10, 2010 to July 19, 2015

MS. ELIZABETH WILLIAMS	54,487	(4)	0.81	0.78	0.78	July 19, 2015
Director of Finance, Acting	50,000		0.74	0.26	0.26	Nov. 30, 2015
Chief Financial Officer	50,000		0.74	0.30	0.30	Jan. 5, 2016
	20,000		0.30	0.30	0.30	Jan. 5, 2016
	53,548	(3)	0.80	0.30	0.30	July 20, 2014 to July 19, 2015

MR. PAUL VAN DAMME	Nil		Nil	Nil	Nil	Nil
Former Chief Financial Officer

(1)	Options granted are net of forfeitures.
(2)	These options are incentive options granted to certain Named Executive Officers to purchase common shares. The options vest immediately upon the attainment of specific undertakings; failing to achieve the undertakings will result in forfeiture on the specified deadline.
(3)	These options were granted as an incentive to senior management. Options granted represented 50% of the options held by the individual prior to January 6, 2006.
(4)	These options were granted on July 20, 2005 in respect of corporate and personal performance during the year ended May 31, 2006. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversaries of the date of granting.
(5)	On September 21, 2006 Dr. Wright stepped down as Lorus’ President and Chief Executive Officer and was replaced by Dr. Aiping Young, the Company’s Chief Operating Officer. The 2006 option amounts relate to Dr.

Wrights performance as the Company’s President and Chief Operating Officer and Dr. Young’s performance as the Company’s Chief Operating Officer.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2006 ($) Exercisable/ Unexercisable
DR. JIM A. WRIGHT Former President and Chief Executive Officer	Nil	Nil	2,310,000/112,500	38,500/1,875

DR. AIPING YOUNG President and Chief Executive Officer	Nil	Nil	1,644,941/487,500	29,228/19,812

MS. ELIZABETH WILLIAMS Acting Chief Financial Officer	Nil	Nil	39,921/241,022	655/10,817

MR. PAUL VAN DAMME Former Chief Financial Officer	Nil	Nil	Nil	Nil

C.	Board Practices

Lorus is authorized to have a board of at least one director and no more than ten. Lorus currently has five directors. Directors are elected for a term of about one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. Each officer serves at the discretion of the Board or until an earlier resignation, death or removal. There are no family relationships among any of our directors or officers.

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and an Environment, Health and Safety Committee.

The members of these committees are as follows:

Audit Committee:	J. Kevin Buchi, Donald W. Paterson and Graham Strachan

Compensation Committee:	Alan Steigrod, Georg Ludwig and Michael Moore

Nominating and Corporate Governance Committee:	Donald W. Paterson, Graham Strachan and J. Kevin Buchi

Environment, Health and Safety Committee:	Graham Strachan and Dr. Aiping Young

Compensation Committee.

Our board of directors, upon the advice of the Compensation Committee, determines executive compensation. During the period from September 13, 2005 to June 30, 2006 the Compensation Committee was comprised of three independent directors, Mr. Buchi, Mr. Strachan and Mr. Steigrod. Mr. Steigrod is the Chair of the Compensation Committee. The Compensation Committee met three times during the above period.

Compensation Committee Mandate

The Compensation Committee’s mandate is to review, and advise the board of directors on, the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our stock option plan, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee regarding executive officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented executive officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of our executive officers and our shareholders. The key components of executive officer compensation are base salary, potential annual cash bonuses and annual participation in the stock option plan.

Audit Committee.

Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Buchi, Paterson and Strachan are financially literate, as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation. Mr. Buchi is a certified public accountant and holds the position of Chief Financial Officer in a public pharmaceutical company. Pursuant to United States securities laws, Mr. Buchi is also an audit committee “financial expert”. Mr. Paterson, in his position as President of Cavandale Corporation, is educated and experienced in reading and analyzing financial statements. Mr. Strachan has experience reading and analysing financial statements both as President of his own life science consulting firm and in a prior position as President, Chief Executive Officer and a director of a biopharmaceutical company. Additionally, we believe that all three members of the audit committee qualify as “independent” as that term is defined in the relevant Canadian and United States securities laws and stock exchange rules relating to the composition of the audit committee.

Audit Committee Mandate

The Audit Committee’s mandate is to assist the board of directors in fulfilling its oversight responsibilities. In particular, the Audit Committee:

(a)	serves as an independent and objective party to monitor the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, including the review of our financial statements, MD&A and annual and interim results;

(b)	identifies and monitors the management of the principal risks that could impact our financial reporting;

(c)	monitors the independence and performance of our independent auditors, including the pre-approval of all audit fees and all permitted non-audit services;

(d)	provides an avenue of communication among the independent auditors, management, and our board of directors; and

(e)	encourages continuous improvement of, and foster adherence to, our policies, procedures and practices at all levels.

The Audit Committee is also responsible for implementing and overseeing our whistle-blowing procedures.

D.	Employees

As at May 31, 2006, we employed 33 full-time persons and one part-time person in research and drug development and administration activities. Of our employees, nine hold Ph.D.s. To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan, which was established in 2005.

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

None of our employees are unionized, and we consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information regarding beneficial ownership of our common shares as of November 17, 2006, by our officers and directors individually and as a group.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Jim A. Wright	4,428,521	2.12%
Aiping H. Young	14,340	0.00%
Elizabeth Williams	6,852	0.00%
Michael Moore	Nil	0.00%
Georg Ludwig*	29,090,000	13.92%
Donald Paterson	125,260	0.06%
Graham Strachan	10,000	0.00%
Alan Steigrod	Nil	0.00%
Kevin Buchi	50,000	0.02%
All directors and executive officers as a group (seven persons)	33,724,973	16.14%

*	Mr. Ludwig is affiliated with HighTech in his capacity as managing director.

See item 6.B for a description of arrangements pursuant to which employees may become involved in the capital of Lorus.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 5% of the outstanding common shares, other than as described below.

On July 13, 2006, Lorus entered into a share purchase agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The transaction closed on August 30, 2006. As of November 17, 2006 based solely on 13-G and 13-D reports filed with the Securities and Exchange Commission, High Tech holds approximately 14% of the issued and outstanding common shares of Lorus.

On July 24, 2006 Lorus entered into a share purchase agreement with Technifund Inc. (“Technifund”) to issue, on a private placement basis, 5,000,000 common shares at $0.36 for gross proceeds of $1,800,000. The transaction closed on August 31, 2006. As of November 17, 2006 based solely on 13-G and 13-D reports filed with the Securities and Exchange Commission, Technifund holds approximately 7% of the issued and outstanding common shares of Lorus.

B.	Related Party Transactions

See Item 7.A.

In 2006, we did not enter into any transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third-parties such as contract manufacturing organizations, contract research organizations, and other research organizations. These relationships are with non-related third-parties and occur at arm’s length and on normal commercial terms.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

See Item 17.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing details

Not applicable, except for Item 9A (4).

Price Range of Common Stock and Trading Markets

Our common shares are currently listed on the TSX under the symbol “LOR” and on the AMEX under the symbol “LRP”. The following table sets out the price ranges and trading volumes of our common shares on the TSX and Amex for the periods indicated:

	American Stock Exchange/Amex (US$)		Toronto Stock Exchange/TSX (CDN$)
Five most recent full fiscal years:	High	Low	High	Low
Year ended May 31, 2006	0.79	0.19	0.92	0.22
Year ended May 31, 2005	0.70	0.45	0.94	0.57
Year ended May 31, 2004	1.09	0.60	1.47	0.83
Year ended May 31, 2003	1.40	0.18	2.04	0.31
Year ended May 31, 2002	1.16	0.41	1.80	0.63

Year ended May 31, 2006	0.79	0.19	0.92	0.22
Quarter ended May 31, 2006	0.36	0.30	0.42	0.34
Quarter ended February 28, 2006	0.42	0.19	0.49	0.22
Quarter ended November 30, 2005	0.79	0.22	0.92	0.25
Quarter ended August 31, 2005	0.68	0.55	0.84	0.60

Year ended May 31, 2005	0.70	0.45	0.94	0.57
Quarter ended May 31, 2005	0.68	0.55	0.94	0.58
Quarter ended February 28, 2005	0.70	0.46	0.88	0.66
Quarter ended November 30, 2004	0.69	0.55	0.86	0.57
Quarter ended August 31, 2004	0.69	0.45	0.82	0.67

October 2006	0.27	0.20	0.30	0.23
September 2006	0.31	0.25	0.34	0.28
August 2006	0.34	0.26	0.39	0.30
July 2006	0.32	0.23	0.38	0.28
June 2006	0.33	0.28	0.37	0.31
May 2006	0.35	0.30	0.38	0.34

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Description of Securities

Our authorized share capital consists of an unlimited number of common shares, without par value.

As of May 31, 2006, 175,262,548 common shares were issued and outstanding. In addition, as of May 31, 2006 there were 13,470,000 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.48 per share, 4,662,390 common shares reserved for future grant or issuance under our stock option plan and 3,000,000 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.00 per share.

B.	Articles of Incorporation and By-laws

We are incorporated pursuant to the laws of Canada. Our Articles of Incorporation and By-laws provide no restrictions as to the nature of our business operations. Under Canadian law, a director must inform us, at a meeting of the Board of Directors, of any interest in a material contract or proposed material contract with us. Directors may not vote in respect of any such contracts made with us or in any such contract in which a director is interested, and such directors shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) a contract relating primarily to their remuneration as a director, officer, employee or agent, (ii) a contract for their indemnity or insurance as allowed under the Canada Business Corporations Act, or (iii) a contract with an affiliate.

We are authorized to issue an unlimited number of common shares. Our stockholders have no rights to share in our profits, are subject to no redemption or sinking fund provisions, have no liability for further capital calls and are not subject to any discrimination due to number of shares owned. By not more than 50 days or less than seven days in advance of a dividend, the Board of Directors may establish a record date for the determination of the persons entitled to such dividend.

The rights of holders of our common stock can be changed at any time in a stockholder meeting where the modifications are approved by 66 2/3% of the shares represented by proxy or in person at a meeting at which a quorum exists.

All holders of our common stock are entitled to vote at annual or special meetings of stockholders, provided that they were stockholders as of the record date. The record date for stockholder meetings may precede the meeting date by no more than 50 days and not less than 21 days, provided that notice by way of advertisement is given to stockholders at least seven days before such record date. Notice of the time and place of meetings of stockholders may not be less than 21 or greater than 50 days prior to the date of the meeting. There are no:

•	limitations on share ownership;

•	provisions of the Articles or by-laws that would have the effect of delaying, deferring or preventing a change of control of our company;

•	by-law provisions that govern the ownership threshold above which stockholder ownership must be disclosed; and

•	conditions imposed by the Articles or by-laws governing changes in capital, but Alberta law requires any changes to the terms of share capital be approved by 66b% of the shares represented by proxy or in person at a stockholders’ meeting convened for that purpose at which a quorum exists.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding shares of common stock are entitled to those dividends declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common stock are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common stock have no pre-emptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted. There were 175,262,548 common shares issued and outstanding at May 31, 2006.

Convertible Debentures

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2006, the Company has issued 2,153,000 common shares in settlement of $882 thousand in interest. For the year ended May 31, 2005 the Company issued 421,000 common shares in settlement of $300 thousand in interest.

The $15.0 million principal amount of debentures is convertible at the holder’s option at any time into common shares of the Company with a conversion price per share of $1.00.

The Company issued to the debt holder 3,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

Shares Eligible for Future Sale

Future sales of substantial amounts of our common stock in the public market or even the perception that such sales may occur, could adversely affect the market price for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

At May 31, 2006 there were 10,300,000 options outstanding under the plan to purchase an equal number of shares of common stock. The outstanding options are exercisable at a weighted average price per share of $0.70.

Indemnification of Executive Officers and Directors

We have agreed to indemnify our executive officers and directors for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer, if (a) they acted honestly and in good faith with a view to our best interests, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

C.	Material Contracts

The Company has entered into material contracts that are other than in the ordinary course of business during the previous two years, as follows:

Please refer to Item 4 — Business Overview — Business Strategy, for details of the share purchase agreements entered into with each of High Tech and Technifund. Please refer to Item 4 — Business Overview — Business Strategy — Secured Convertible Debentures, for details of the subscription agreement, debentures and warrants entered into with TEMIC.

Other than the agreements described in the preceding paragraph, we have not, during our financial year ending May 31, 2006, entered into any material contracts other than contracts in the ordinary course of business. The Company is not a party to any other material contracts entered into since January 1, 2002 and still in effect.

D.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our voting shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our Articles or our other charter documents on the right of a non-resident to hold or vote voting shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the government of Canada of the acquisition by a non-Canadian of control of a Canadian business, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E.	Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See ”Taxation—Canadian Taxation” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2005, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2006. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations under the Code. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a ”PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into on or before December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation. For transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2005, and does not expect that it will be a PFIC for the taxable year ending December 31, 2006. However, the determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Taxation

The following summary fairly describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “ITA”) generally applicable to an owner of Common Shares who is not and has not been or deemed to be resident in Canada for purposes of the ITA at any time while such Holder holds the Common Shares, is a resident of the U.S. for purposes of the Canada-U.S. Tax Convention, and who, for purposes of the ITA, at all relevant times: holds the Common Shares as capital property; does not have a “permanent establishment” or “fixed base” in Canada, as defined in the Canada-U.S. Tax Convention; does not use or hold (and is not deemed to use or hold) the Common Shares in carrying on a business in Canada for purposes of the ITA; and deals at arm’s length and is not affiliated with the Company within the meaning of the ITA (a “Holder”). The Common Shares will generally constitute capital property to a Holder unless such Holder holds such

Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired such Common Shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Holder an interest in which is a “tax shelter investment” as defined in the ITA, to a Holder who is a “financial institution” for purposes of the “mark-to-market” rules contained in the ITA, or to a Holder who is a “specified financial institution” for the purposes of the ITA. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder (the “Regulations”), the Canada-U.S. Tax Convention, all specific proposed amendments to the ITA or the Regulations publicly announced by or on behalf of the Canadian Minister of Finance prior to the date hereof, (the “Specific Proposals”) and the Company’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes the Specific Proposals will be enacted as proposed but no assurance can be given that this will be the case and this summary does not otherwise take into account or anticipate any changes in administrative practice or in law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

This summary is of a general nature only, is not exhaustive of all possible tax considerations applicable to an investor, and is not intended to be relied on as legal or tax advice or representations to any particular investor. Consequently, investors are urged to seek independent tax advice in respect of their particular circumstances and the consequences to them of the acquisition, ownership or disposition of Common Shares having regard to their particular circumstances.

Dividends

Under the Canada-U.S. Tax Convention, dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Holder generally will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends. If a Holder is a company within the meaning of the Canada-U.S. Tax Convention and owns 10% or more of the Company’s voting stock, the rate is reduced from 15% to 5%.

Under the Canada-U.S. Tax Convention, dividends paid to religious, scientific, literary, educational or charitable organizations or certain pension, retirement or employee benefit organizations that have complied with administrative procedures specified by the CRA are exempt from the aforementioned Canadian withholding tax so long as such organization is resident in and exempt from tax in the U.S. Such exemption does not apply to the extent the dividends are received in connection with a trade or business carried on by such Holder or where the Company is related to such Holder.

Disposition of Common Shares

A Holder will only be subject to taxation in Canada under the ITA on capital gains realized by the Holder on a disposition or deemed disposition of the Common Shares if such shares constitute “taxable Canadian property” within the meaning of the ITA at the time of the disposition or deemed disposition and the Holder is not afforded relief under the Canada-U.S. Tax Convention. In general, the Common Shares will not be “taxable Canadian property” to a Holder if, at the time of their disposition, they are listed on a stock exchange that is prescribed in the Regulations (which includes the American Stock Exchange), unless:

•	at any time within the 60-month period immediately preceding the disposition or deemed disposition, the Holder, persons not dealing at arm’s length with the Holder, or the Holder together with such non-arm’s length persons, owned 25% or more of the issued shares of any class or series of the Company’s capital stock;

•	the Holder was formerly resident in Canada and, upon ceasing to be a Canadian resident, elected under the ITA to have the Common Shares deemed to be “taxable Canadian property”; or

•	the Holder’s Common Shares were acquired in a tax deferred exchange in consideration for property that was itself “taxable Canadian property.”

If a Holder’s Common Shares are “taxable Canadian property,” such Holder will recognize a capital gain (or a capital loss) for the taxation year during which the Holder disposes, or is deemed to have disposed of, the Common Shares. Such capital gain (or capital loss) will be equal to the amount by which the proceeds of disposition exceed (or are less than) the Holder’s adjusted cost base of such Common Shares and any reasonable costs of making the disposition. One-half of any such capital gain (a “taxable capital gain”) must be included in income in computing the Holder’s income and one half of any such capital loss (an “allowable capital loss”) is generally deductible by the Holder from taxable capital gains arising in the year of disposition. To the extent a Holder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, to the extent and under the circumstances described in the ITA.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our reports and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. Our reports and other information can also be inspected at no charge on the SEC’s Web site at www.sec.gov.

We are also subject to the information and reporting requirements of the Securities Act (Ontario) and the Canada Business Corporations Act. Such reports and information can be inspected at no charge on the website www.sedar.com.

If you are a stockholder, you may request a copy of these filings at no cost by contacting us at:

2 Meridian Road
Toronto, Ontario, M9W 4Z7
Canada
Phone (416) 798-1200
Fax (416) 798-2200

I.	Subsidiary Information

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

Item 11.	Qualitative and Quantitative Disclosures about Market Risk

Refer to notes 13 and 15 of the consolidated financial statements in Item 17.

Risk Factors

See item 3.D.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividends, Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Evaluation of disclosure controls and procedures

As of the end of Lorus’ fiscal year ended May 31, 2006, an evaluation of the effectiveness of Lorus’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), was carried out by Lorus’ management with the participation of the principal executive officer and principal financial officer. Based upon on that evaluation, Lorus’ principal executive officer and principal financial have concluded that as of the end of that fiscal year, Lorus’ disclosure controls and procedures are effective to ensure that information required to be disclosed by Lorus in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to Lorus’ management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while Lorus’ principal executive officer and principal financial officer believe that Lorus’ disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Lorus’ disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(b)	Management’s annual report on internal control over financial reporting

Not applicable.

(c)	Attestation report of the independent registered public accounting firm

Not applicable.

(d)	Changes in internal controls

There has been no change in Lorus’ internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, Lorus’ internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that J. Kevin Buchi, a director of the Company and the Chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable AMEX rules.

Item 16B.	Code of Ethics

We have adopted a Code of Ethics, which applies to all of our officers, directors, employees and consultants. The Code of Ethics is publicly available on our website at www.lorusthera.com. A copy of the Code of Ethics is also available upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario M9W 4Z7. There were no amendments to, or waivers granted under, the Code of Ethics during our fiscal year ended May 31, 2006.

Item 16C.	Principal Accountant Fees and Services

KPMG LLP has served as our principal independent auditors since October 1994. The total fees billed for professional services by KPMG LLP (our external auditors) for the years ended May 31, 2006 and 2005 are as follows:

	2006	2005
Audit Fees	$198,500	$167,326
Audit-Related Fees	—	—
Tax Fees	$13,100	$24,400
All Other Fees	—	—
Total	$211,600	$191,726

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and accounting assistance. Tax fees relate to assistance provided with respect to proposed financing transactions and review of tax returns.

Pre-Approval Policies and Procedures

The audit committee of our board of directors has, pursuant to the audit committee charter, adopted specific responsibilities and duties regarding the provision of services by our external auditors, currently KPMG LLP. Our charter requires audit committee pre-approval of all permitted audit and audit-related services. Any audit and non-audit services must also be submitted to the audit committee for review and approval. Under the charter, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee.

Subject to the charter, the audit committee may establish fee thresholds for a group of pre-approved services. The audit committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors.

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2006.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

The Consolidated Financial Statements of Lorus Therapeutics Inc. are attached as follows:

Item 18.	Financial Statements

We have responded to Item 17 in lieu of responding to this Item.

Item 19.	Exhibits

Number	Exhibit
1.1 *	Articles of Amalgamation
1.2 *	By-laws of the Registrant
1.3 **	Articles of Amendment, dated August 25, 1992, regarding name change of Company to Imutec Corporation
1.4 ***	Articles of Amendment, dated November 27, 1996, regarding name change of Company to Imutec Pharma Inc.
1.5 ****	Articles of Amendment dated November 19, 1998, regarding name change of Company to Lorus Therapeutics Inc.
1.6	Certificate of Continuance dated October 1, 2005
2.1	Share Purchase Agreement dated as of July 13, 2006 between Lorus and High Tech Beteiligungen GmbH & Co. KG (“High Tech”)
2.2	Registration Rights Agreement dated as of August 30, 2006 between Lorus and High Tech
2.3	Share Purchase Agreement dated as of July 24, 2006 between Lorus and Technifund Inc.
2.4 *****	Subscription Agreement entered into with The Erin Mills Investment Corporation dated October 6, 2004
2.5	Convertible Secured Debentures issued to The Erin Mills Investment Corporation on April 15, 2005, January 14, 2005 and October 6, 2004
4.1	Stock Option Plan
4.2	Form of Officer and Director Indemnity Agreement
4.3 *	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
*	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
**	Incorporated by reference to File 0-19763, Annual Report on Form 20-F, dated September 28, 1992.
***	Incorporated by reference to File 0-19763, Annual Report on Form 20-F, dated November 18, 1998.
****	Incorporated by reference to File 0-1963, Annual Report on Form 20-F dated November 30, 1999.
*****	Incorporated by reference to File 1-32001, Form 6-K dated February 10, 2005.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LORUS THERAPEUTICS INC.

By:	/s/ Aiping H. Young Name: Aiping H. Young Title: President and Chief Executive Officer Date: November 21, 2006

By:	/s/ Elizabeth Williams Name: Elizabeth Williams Title: Director of Finance and Acting Chief Financial Officer Date: November 21, 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Lorus Therapeutics Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of Directors of the Company.

The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management’s best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors, through an Audit Committee, oversees management’s responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company’s existing internal controls, audit process and financial reporting with management and the external auditors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee.

/s/ Aiping H. Young	/s/ Elizabeth Williams
Aiping H. Young President and Chief Executive Officer	Elizabeth Williams Director of Finance (Acting Chief Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Lorus Therapeutics Inc.

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. (the “Company”) as at May 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2006 in accordance with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net shareholders’ deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the financial statements, the Company adopted new accounting policies related to the consolidation of variable interest entities, financial instruments — disclosure and presentation as a liability of certain obligations that may be settled at the Company’s option in cash or the equivalent value by a variable number of the Company’s own equity instruments, accounting for convertible debt instruments and accounting for non-monetary transactions.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

We did not audit the consolidated financial statements of loss and deficit and cash flows for the period from inception on September 6, 1986 to May 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada

November 17, 2006

Lorus Therapeutics Inc.

Consolidated Balance Sheets

(amounts in Canadian 000’s)	As at May 31, 2006	As at May 31, 2005
ASSETS
Current
Cash and cash equivalents	$2,692	$2,776
Short-term investments (note 5)	5,627	18,683
Prepaid expenses and other assets	515	1,126
	8,834	22,585
Long-term
Fixed assets (note 6)	885	1,581
Deferred financing charges (note 13)	481	568
Goodwill	606	606
Acquired patents and licenses (note 7)	655	2,226
	2,627	4,981
	$11,461	$27,566
LIABILITIES
Current
Accounts payable	$555	$1,069
Accrued liabilities	2,460	3,019
	3,015	4,088
Long-term
Secured convertible debentures (note 13)	11,002	10,212

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (note 8)
Common shares	145,001	144,119
Equity portion of secured convertible debentures (note 13)	3,814	3,814
Stock options (note 8 (c))	4,525	4,252
Contributed surplus (note 8 (b))	7,665	6,733
Warrants	991	991
Deficit accumulated during development stage	(164,552)	(146,643)
	(2,556)	13,266
	$11,461	$27,566

See accompanying notes to audited consolidated financial statements
Basis of Presentation (note 1)
Commitments and Guarantees (note 14)
Canada and United States Accounting Policy Differences (note 17)
Subsequent Events (note 19)

Lorus Therapeutics Inc.

Consolidated Statements of Loss and Deficit

(amounts in Canadian 000’s except for per common share data)	Years Ended May 31
	2006	2005	2004	Period from inception Sept. 5, 1986 to May 31, 2006
REVENUE	$26	$6	$608	$706

EXPENSES
Cost of sales	3	1	28	87
Research and development (note 11)	10,237	14,394	26,785	110,475
General and administrative	4,334	5,348	4,915	47,475
Stock-based compensation (note 9)	1,205	1,475	—	6,750
Depreciation and amortization (note 6)	771	564	420	8,823
Operating expenses	16,550	21,782	32,148	173,610
Interest expense (note 13)	882	300	—	1,182
Accretion in carrying value of secured convertible debentures (note 13)	790	426	—	1,216
Amortization of deferred financing charges	87	84	—	171
Interest income	(374)	(524)	(1,239)	(10,921)
Loss for the period	17,909	22,062	30,301	164,552
Deficit, beginning of period	146,643	121,804	91,503	—
Impact of change in accounting for stock options	—	2,777	—	—
Deficit, beginning of period (as restated)	146,643	124,581	91,503	—
Deficit, end of period	$164,552	$146,643	$121,804	$164,552
Basic and diluted loss per common share	$0.10	$0.13	$0.18
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	173,523	172,112	171,628

Lorus Therapeutics Inc.

Consolidated Statements of Cash Flows

(amounts in Canadian 000’s)	Years Ended May 31
	2006	2005	2004	Period from inception Sept. 5, 1986 to May 31, 2006
OPERATING ACTIVITIES
Loss for the period	$(17,909)	$(22,062)	$(30,301)	$(164,552)
Add items not requiring a current outlay of cash:
Stock-based compensation (note 9)	1,205	1,475	—	6,750
Interest expense (note 13)	882	300	—	1,182
Accretion in carrying value of secured convertible debentures (note 13)	790	426	—	1,216
Amortization of deferred financing charges (note 13)	87	84	—	171
Depreciation and amortization (note 6)	2,342	2,260	2,123	20,729
Other	—	(38)	245	707
Net change in non-cash working capital balances related to operations (note 12)	(462)	(1,166)	(129)	1,592
Cash used in operating activities	(13,065)	(18,721)	(28,062)	(132,205)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	13,056	6,974	(1,438)	(5,627)
Business acquisition, net of cash received	—	—	—	(539)
Acquired patents and licenses	—	—	—	(715)
Additions to fixed assets	(75)	(599)	(383)	(6,049)
Cash proceeds on sale of fixed assets	—	—	—	348
Cash provided by (used in) investing activities	12,981	6,375	(1,821)	(12,582)
FINANCING ACTIVITIES
Issuance of debentures, net	—	12,948	—	12,948
Issuance of warrants, net	—	991	4,537	37,405
Issuance of common shares	—	112	25,512	97,371
Additions to deferred financing charges	—	—	—	(245)
Cash provided by financing activities	—	14,051	30,049	147,479
(Decrease) increase in cash and cash equivalents during the period	(84)	1,705	166	2,692
Cash and cash equivalents, beginning of period	2,776	1,071	905	—
Cash and cash equivalents, end of period	$2,692	$2,776	$1,071	$2,692

See accompanying notes to audited consolidated financial statements

1.	Basis of presentation

Lorus Therapeutics Inc. (“Lorus” or “the Company”) is a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer. With products in various stages of evaluation, from pre-clinical through to Phase II trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients’ quality of life.

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage. The continuation of the Company’s research and development activities is dependent upon the Company’s ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company has no current sources of payments from strategic partners. In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity should the holder not chose to convert the debentures into common shares. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company’s products or to repay the convertible debentures on maturity. If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

However, Management believes that the Company’s current level of cash and short-term investments and the additional funds available upon the successful closing of the subscription agreements described in note 19 will be sufficient to execute the Company’s current planned expenditures for the next twelve months.

2.	Significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. (“NuChem”), and its wholly owned subsidiary, GeneSense Technologies Inc. (“GeneSense”) which are all located in Canada. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in note 17, “Canada and United States Accounting Policy Differences.”

Revenue Recognition

Revenue includes product sales revenue, license revenue and royalty revenue.

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable, and collectibility is reasonably assured. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company’s distribution channels.

License fees are comprised of initial fees and milestone payments derived from a worldwide exclusive license agreement. Non-refundable license fees are recognized when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is deemed probable. Future non-refundable milestone payments receivable upon the achievement of third party performance are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.

The Company earned royalties from its distributor during the years ended May 31, 2005 and 2004. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured. In 2006 the distribution agreement was terminated and no royalties were earned during the year ended May 31, 2006.

Cash Equivalents

The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents.

Short-Term Investments

Lorus invests in high quality fixed income government and corporate instruments with low credit risk.

Short-term investments, which consist of fixed income securities with a maturity of more than three months, are recorded at their accreted value as they are held to maturity instruments. All investments held at year end approximate fair value, mature within one year and are denominated in Canadian dollars.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Furniture and equipment	straight line over three to five years

Leasehold improvements	straight line over the lease term

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

The Company has identified no impairment relating to goodwill and intangible assets for 2006 and 2005.

Impairment of Long-Lived Assets

The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

Stock-Based Compensation

The Company has a stock-based compensation plan described in note 9. Prior to June 1, 2004, stock based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used. On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004. This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002. The Company applied this change retroactively, without restatement of prior periods. The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances presented in shareholders’ equity (deficiency) of $2.8 million at June 1, 2004. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. Consideration paid on the exercise of stock options and warrants is credited to capital stock. The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions. Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. Lorus records an expense and a liability equal to the market value of the shares issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis.

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

Income Taxes

Income taxes are reported using the asset and liability method. Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain for which management has deemed to be 100% of the assets available.

Loss Per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options, warrants and conversion of the convertible debentures calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

Deferred Financing Charges

Deferred financing charges, comprised primarily of legal costs, represent costs related to the issuance of the Company’s convertible debentures. Deferred financing charges are amortized using the effective interest rate method over the five year term of the convertible debentures.

Segmented Information

The Company is organized and operates as one operating segment, the research, development, and commercialization of pharmaceuticals. Substantially all of the Company’s identifiable assets as at May 31, 2006 and 2005 are located in Canada.

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated into Canadian dollars at the rates on the balance sheet dates. Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

Use of Estimates

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the valuation of the convertible debentures, the fair value of stock options granted and warrants issued and the useful lives of capital and intangible assets.

Measurement Uncertainty

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment or acquired technology.

Recent Canadian Accounting Pronouncements Not Yet Adopted

Comprehensive Income and Equity—In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

Section 3855, Financial Instruments — Recognition and Measurement — Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

Section 3865, Hedges — Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

These three Sections are effective for fiscal years beginning on or after October 1, 2006. An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

We have not yet determined the impact, if any, of the adoption of these standards on our results from operations or financial position.

3.	Changes in accounting policy

These new accounting policies were adopted during the year ended May 31, 2006. For the new accounting policies adopted during the year ended May 31, 2005, refer to note 2 under the heading ‘Stock-based compensation’. There were no new accounting policies adopted during the year ended May 31, 2004.

Variable interest entities

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook

Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial instruments — disclosure and presentation

Effective June 1, 2005, the Company adopted the amended recommendations of CICA

Handbook Section 3860, Financial Instruments—Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Accounting for convertible debt instruments

On October 17, 2005 the CICA issued EIC 158, Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC. EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The EIC discusses various accounting issues related to this type of convertible debt. The Company has determined that there is no impact on the financial statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

Section 3831, Non-monetary transactions

In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company has not entered into any non-monetary transactions and as such this section is not applicable.

4.	Corporate changes

In November 2005, as a means to conserve cash and refocus operations, the Company scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.

In accordance with EIC 134 — Accounting for Severance and Termination Benefits, during the period ended November 30, 2005 the Company recorded severance compensation expense for former employees of $557 thousand. Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense. Accounts payable and accrued liabilities at May 31, 2006 include severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $154 thousand that are expected to be paid by December 2006.

5.	Short term investments

As at May 31 (amounts in 000’s)

	2006
	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$2,838	$—	$2,838	3.55–3.64%
Corporate instruments	2,789	—	2,789	3.46–3.87%
Balance	$5,627	$—	$5,627

	2005
	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$3,229	$—	$3,229	2.37%
Corporate instruments	15,454	—	15,454	1.95–2.71%
Balance	$18,683	$—	$18,683

At May 31, 2006 and 2005, the carrying values of short term investments approximate their quoted market values. Short term investments held at May 31, 2006 have varying maturities from one to six months (2005 — one to six months).

6.	Fixed assets

As at May 31 (amounts in 000’s)

	2006
	Cost	Accumulated Amortization	Carrying Value
Furniture and equipment	$2,650	$2,136	$514
Leasehold improvements	908	537	371
Balance	$3,558	$2,673	$885

	2005
	Cost	Accumulated Amortization	Carrying Value
Furniture and equipment	$2,575	$1,517	$1,058
Leasehold improvements	908	385	$523
Balance	$3,483	$1,902	$1,581

During the year ended May 31, 2005, a write-down of $75,000 was taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated future undiscounted cash flows expected from the use and residual value of the underlying assets. The impairment charge was reported in the consolidated statements of loss and deficit in depreciation and amortization.

During the year ended May 31, 2006, a write-down of $250,000 was taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated fair value of the residual value of the underlying assets. The impairment charge was reported in the consolidated statements of loss and deficit in depreciation and amortization.

7.	Acquired patents and Licenses

As at May 31 (amounts in 000’s)	2006	2005
Cost	$12,228	$12,228
Accumulated amortization	(11,573)	(10,002)
Balance	$655	$2,226

Amortization of $1.6 million (2005—$1.7 million, 2004—$1.7 million) has been included in the research and development expense reported in the consolidated statements of loss and deficit.

8.	Share capital

(a)	Continuity of Common Shares and Warrants

(amounts and units in 000’s)	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance at May 31, 2003	145,285	$119,438	—	$—
Share issuance	26,220	24,121	13,110	4,325
Exercise of stock options	289	171	—	—
Other	—	(60)	—	—
Balance at May 31, 2004	171,794	143,670	13,110	4,325
Interest payment (note 13)	421	300	—	—
Issuance under ACP (note 8 (d))	50	37
Exercise of stock options	276	112	—	—
Convertible debentures (note 13)	—	—	3,000	991
Warrants expired unexercised (note 8 (e))	—	—	(13,110)	(4,325)

Balance at May 31, 2005	172,541	$144,119	3,000	$991
Interest payment (note 13)	2,153	882	—	—
Balance at May 31, 2006	174,694	$145,001	3,000	$991

(b)	Contributed Surplus

As at May 31 (amounts in 000’s)	2006	2005	2004
Beginning of year	$6,733	$1,003	$1,003
Forfeiture of stock options	932	—	—
Expiry of warrants (note 8 e)	—	4,325	—
Expiry of compensation options (note 8 e)	—	1,405	—
End of year	$7,665	$6,733	$1,003

(c)	Continuity of Stock Options

As at May 31 (amounts in 000’s)	2006	2005	2004
Beginning of the year	$4,252	$2,777	$—
Stock option expense	1,205	1,475	—
Forfeiture of stock options	(932)	—	—
End of year	$4,525	$4,252	$—

(d)	Alternate Compensation Plans (“ACP”)

In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors’ fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 121,000 shares have been issued under this plan. For the year ended May 31, 2006, no shares were issued under this plan (2005 — 50,000, 2004 — nil).

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As at May 31, 2006, 168,581 deferred share units have been issued (2005 — 99,708, 2004 — 68,183), with a cash value of $64 thousand (2005 — $71 thousand, 2004 — $57 thousand) being recorded in accrued liabilities.

(e)	Share Issuance

On June 11, 2003, the Company raised gross proceeds of $32.8 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitled the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition, the Company issued 1,835,400 compensation options with a fair value of $1.5 million for services in connection with the completion of the offering. Each compensation option entitled the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4.4 million for the issuance, which include the non-cash charge of $1.5 million being the fair value of the compensation option. The Company allocated $4.3 million of the net proceeds to the warrants, $1.4 million to the compensation option and $24.1 million to share capital.

On December 10, 2004 the warrants and options described above expired without being exercised. The expiry of these warrants and options had no impact on earnings or the net balance of shareholders’ equity.

(f)	Employee share purchase plan (“ESPP”)

The Company’s ESPP was established January 1, 2005. The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company and its affiliates may purchase common stock of the company at a discount through accumulated payroll deductions. Generally, each offering is of three months’ duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common stock under the ESPP. For the year ended May 31, 2006, a total of 293,000 (2005 — 106,000) common shares has been purchased under the ESPP, and Lorus has recognized an expense of $46 thousand (2005—$16 thousand) related to this plan in the year-end financial statements.

9.	Stock-Based Compensation

(a)	Stock Option Plan

Under the Company’s stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 25,920,797 common shares. Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant. Options vest at various rates (immediate to three years) and have a term of ten years. Stock option transactions for the three years ended May 31, 2006 are summarized as follows:

	2006		2005		2004
	Options (000’s)	Weighted average exercise price	Options (000’s)	Weighted average exercise price	Options (000’s)	Weighted average exercise price
Outstanding at beginning of year	8,035	$0.96	6,372	$1.05	5,378	$1.05
Granted	6,721	$0.58	3,173	$0.77	2,629	$1.16
Exercised	—	—	(276)	$0.40	(289)	$0.59
Forfeited	(4,456)	$0.83	(1,234)	$1.05	(1,346)	$1.29
Outstanding at end of year	10,300	$0.70	8,035	$0.96	6,372	$1.05
Exercisable at end of year	6,714	$0.79	4,728	$1.04	3,542	$1.01

The following table summarizes information about stock options outstanding at May 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Options Outstanding (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable (000’s)	Weighted average exercise price
$0.26 to $0.49	3,945	7.79	$0.30	1,956	$0.31
$0.50 to $0.99	4,487	7.63	$0.76	3,002	$0.73
$1.00 to $1.99	1,580	6.90	$1.23	1,468	$1.23
$2.00 to $2.50	288	4.38	$2.46	288	$2.46
	10,300	7.44	$0.70	6,714	$0.79

For the year ended May 31, 2006 stock-based compensation expense of $1.2 million (2005 – $1.5 million) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

In the year ended May 31, 2006, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share. Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options. This re-pricing resulted in additional compensation expense of $76 thousand representing the incremental value conveyed to holders of the options as a result of reducing the exercise price, of which $52 thousand has been included in the stock-based compensation expense during the year ended May 31, 2006. The balance additional compensation expense of $24 thousand will be recognized as the amended options vest. This increased expense is offset by $113 thousand representing amounts previously expensed on unvested stock options due to the forfeiture of 1,145,000 stock options, which was reversed from the stock-based compensation expense for the year ended May 31, 2006.

For the year ended May 31, 2005 additional stock based compensation expense of $208 thousand was recorded due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from 5 years to 10 years. This additional expense represented the incremental value conveyed to holders of the options as a result of extending the life of the options.

For the year ended May 31, 2006, stock option expense of $1.2 million was allocated $300 thousand to research and development and $900 thousand to general and administrative expense.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	2006	2005	2004
Risk-free interest rate	2.25-4.00%	2.25-3.00%	2.25-3.05%
Expected dividend yield	0%	0%	0%
Expected volatility	70-81%	70-90%	89%
Expected life of options	2.5–5 years	1–5 years	5 years
Weighted average fair value of options options granted or modified in the year	$0.33	$0.54	$0.74

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

(b)	Pro forma information—Stock-based compensation

In periods prior to June 1, 2002, the Company recognized no compensation expense when stock options were granted to employees.

For the year ended May 31, 2006, the pro forma compensation charge for stock options granted prior to June 1, 2002 was nil (2005 – $27,000, 2004 – $551,000). These amounts have no impact on loss per share figures.

10.	Income Taxes

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company’s future tax assets are as follows:

As at May 31 (amounts in 000’s)	2006	2005
Non-capital loss carry forwards	$25,174	$23,081
Research and development expenditures	22,089	20,436
Book over tax depreciation	1,995	1,529
Other	738	1,089
Future tax assets	49,996	46,135
Valuation allowance	(49,996)	(46,135)
	$—	$—

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

The Company has undeducted research and development expenditures, totalling $63.1 million for federal purposes and $58.1 million for provincial purposes and these can be carried forward indefinitely. In addition the Company has non-capital loss carry forwards of $69.1 million for federal purposes and $70.1 million for provincial purposes. To the extent that the non-capital loss carry forwards are not used, they expire as follows:

Year of expiry (amounts in 000’s)	Non-capital losses
2007	$4,626
2008	4,985
2009	6,658
2010	8,660
2011	1,131
2012	—
2013	—
2014	20,126
2015	13,340
2016	9,565
$69,091

Income Tax Rate Reconciliation

(amounts in 000’s)	2006	2005
Recovery of income taxes based on statutory rates	$(6,469)	$(7,971)
Expiry of losses	1,252	780
Change in valuation allowance	3,861	6,124
Non deductible accretion and stock-based compensation expense	721	687
Change in enacted tax rates	—	—
Other	635	380
	$—	$—

Subsequent to year-end, federal legislation was enacted to reduce tax rates applicable to future periods and extend the loss carry forward period. Had this legislation been enacted prior to year-end the value of the future tax assets and the corresponding valuation allowance would have decreased to $45.5 million. In addition, the losses currently expiring in 2016 would expire in 2026.

11.	Research and Development Programs

The Company’s cancer drug research and development programs focus primarily on the following technology platforms:

(a)	Immunotherapy

This clinical approach stimulates the body’s natural defenses against cancer. The Company’s lead immunotherapeutic drug Virulizin® completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005.

(b)	Antisense

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company’s lead antisense drugs, have shown preclinical activity across a broad range of cancers and are currently in various phase I/II clinical trials.

(c)	Small Molecules

Anticancer activity was discovered with an antifungal agent Clotrimazole (“CLT”). Based on the structural feature found to be responsible for the anticancer effect of CLT, chemical analogues of CLT have been designed and tested. Our library of clotrimazole analogues has been licensed to Cyclacel Limited, as described in note 16.

Lorus scientists discovered novel low molecular weight compounds with anticancer and anti-bacterial activity in pre-clinical investigations. Of particular interest were compounds that inhibit the growth of human tumour cell lines, including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma.

In addition to the above, Lorus has a number of other technologies under pre-clinical development, including a tumour suppressor or gene therapy approach to inhibiting the growth of tumours.

	Years Ended May 31
Research and Development (amounts in 000’s)	2006	2005	2004	Period from inception Sept. 5, 1986 to May 31, 2006
Immunotherapy
Expensed	$6,202	$11,891	$19,944	$74,958
Acquired	—	—	—	—
Antisense
Expensed	2,550	2,384	6,666	29,809
Acquired	—	—	—	11,000
Small Molecules
Expensed	1,485	119	175	5,708
Acquired	—	—	—	1,228
Total expensed	$10,237	$14,394	$26,785	$110,475
Total acquired	$—	$—	$—	$12,228

Amortization of the acquired patents and licenses is included in the ‘Expensed’ line of the table.

12.	Supplementary cash flow information

Changes in non-cash working capital balances for each of the periods ended are summarized as follows:

Years ended May 31 (amounts in 000’s)	2006	2005	2004	Period from inception Sept. 5, 1986 to May 31, 2006
(Increase) decrease
Prepaid expenses and other assets	$611	$571	$(593)	$61
Increase (decrease)
Accounts payable	(514)	(1,360)	1,111	(689)
Accrued liabilities	(559)	(377)	(647)	2,220
	$(462)	$(1,166)	$(129)	$1,592

During the year ended May 31, 2006, the Company received interest of $627 thousand (2005 – $679 thousand, 2004 — $1.2 million).

13.	Convertible debentures

On October 6, 2004, the Company entered into a Subscription Agreement (the “Agreement”) to issue an aggregate of $15.0 million of secured convertible debentures (the “debentures”). The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime + 1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2006, the Company has issued 2,153,000 (2005 – 421 thousand) shares in settlement of $882 thousand (2005 – $300 thousand) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14 and April 15, 2005 is convertible at the holder’s option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder from escrow 1 million purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

The convertible debentures contain both a liability and an equity element, represented by the conversion option, and therefore, under Canadian GAAP these two elements must be split and classified separately as debt and equity. In addition, as noted above, the debenture holder received 1 million purchase warrants on the issuance of each tranche of convertible debt. The Company allocated the total proceeds received from the issuance of the convertible debentures to these three elements based on their relative fair values. The fair value of the purchase warrants has been determined based on an option-pricing model. The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant. The convertible debentures conversion option was valued using a trinomial model. The resulting allocation based on relative fair values resulted in the allocation of $9.8 million to the debt instrument, $4.1 million to the conversion option and $1.1 million to the purchase warrants. The financing fees totalling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $652 thousand, against the equity portion of the convertible debentures of $322 thousand and against the purchase warrants of $87 thousand. This allocation resulted in net amounts allocated to the equity portion of the convertible debentures and warrants of $3.8 million and $991 thousand respectively. The financing charges are being amortized over the five-year life of the convertible debentures agreement. For the year ended May 31, 2006, the Company has recognized $87 thousand (2005 – $84 thousand) in amortization expense. This amortization expense has reduced the value of the deferred financing charges to $481 thousand at May 31, 2006 (2005—$568 thousand).

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. For the year ended May 31, 2006, the Company has recognized $790 thousand (2005 – $426 thousand) in accretion expense. This accretion expense has increased the carrying value of the convertible debentures from $9.8 million to $11.0 million at May 31, 2006 (2005 – $10.2 million).

The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties. Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default. This assessment was performed and management believes that there has not been an event of default and that, at May 31, 2006, the term of the debt remains unchanged.

At the end of the second quarter of fiscal 2006, subject to the completion of a tax assisted financing transaction and based on mutually agreed upon terms with the holder, it had been the Company’s intent to repay the debentures by October 1, 2006. However, during the third quarter of fiscal 2006, the conditions precedent of the proposed tax assisted financing were not met and as such the transaction did not close and the Company’s agreement with the debenture holder to repay the debentures was terminated. As such the debentures have been recorded as a long-term liability with the original due date of October 6, 2009. The investor paid Lorus $100 thousand to help cover the costs incurred as part of the incomplete transaction. This $100 thousand has been recorded as a reduction in professional fee expense.

14.	Commitments and Guarantees

(a)	Operating lease commitments

The Company has entered into operating leases for premises under which it is obligated to make minimum annual payments of approximately $139 thousand in 2007, $118 thousand in 2008 and $8 thousand in 2009.

During the year ended May 31, 2006, operating lease expenses were $130 thousand (2005 – $136 thousand, 2004 – $141 thousand).

(b)	Other contractual commitments

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i)	A 20% share interest in NuChem;

(ii)	A payment of US $350 thousand in shares of Lorus, and

(iii)	Up to US $3.5 million in cash.

To date, the Company has made cash payments of US $500 thousand. The remaining balance of up to US $3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company holds an exclusive world-wide license from the University of Manitoba (the “University”) and Cancer Care Manitoba (“CCM”) to certain patent rights to develop and sublicense certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sublicenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date, the Company has not paid any royalties pursuant to the license agreement.

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

15.	Financial Instruments

The carrying values of cash and cash equivalents, short-term investments, amounts receivable, other assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

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

The Company is exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.

The fair value of the convertible debentures at May 31, 2006 is $13.8 million.

16.	Revenue

During the year ended May 31, 2004, the Company recorded license revenue of $546 thousand in connection with a worldwide exclusive license agreement entered into with Cyclacel Limited in the United Kingdom for the out-licensing of the Company’s small molecule program. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. No such milestones were achieved during the year ended May 31, 2006.

17.	Canada and United States Accounting Policy Differences

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from accounting principles generally accepted in the United States (“US GAAP”). The following reconciliation identifies material differences in the Company’s consolidated statement of operations and deficit and consolidated balance sheets.

(a)	Consolidated statements of loss and deficit

	Years ended May 31,
	2006	2005	2004
Loss per Canadian GAAP	(17,909)	(22,062)	(30,301)

Accretion of convertible debentures (i)	480	329	—
Amortization of debt issue costs (i)	(108)	(40)	—
Stock compensation expense (ii)	1,149	1,475	—
Loss and comprehensive loss per US GAAP	(16,388)	(20,298)	(30,301)

Basic and diluted loss per share per US GAAP	$(0.09)	$(0.12)	$(0.18)

Under US GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share are the same as under Canadian GAAP.

(b)	Consolidated balance sheets:

	May 31, 2006
	Adjustments
	Canadian GAAP	Convertible Debentures (i)	Stock Options (ii)	US GAAP
Deferred financing charges	481	164	—	645
Secured convertible debentures	(11,002)	(3,260)	—	(14,262)
Equity portion of secured convertible debentures	(3,814)	3,814	—	—
Stock options	(4,525)	—	4,525	—
Contributed surplus/Additional paid in capital (APIC)	(7,665)	(1,048)	876	(7,837)
Warrants	(991)	991	—	—
Deficit accumulated during the development stage	164,552	(661)	(5,401)	158,490

	May 31, 2005
	Canadian GAAP	Convertible Debentures (i)	Stock Options (ii)	US GAAP
Deferred financing charges	568	272	—	840
Secured convertible debenture	(10,212)	(3,740)	—	(13,952)
Equity portion of secured convertible debentures	(3,814)	3,814	—	—
Stock options	(4,252)	—	4,252	—
Contributed surplus/Additional paid in capital (APIC)	(6,733)	(1,048)	—	(7,781)
Warrants	(991)	991	—	—
Deficit accumulated during the development stage	146,643	(289)	(4,252)	142,102

(i)	Convertible debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. Under U.S. GAAP, Emerging Issues Task Force No.00-19 and APB Opinion No. 14, the fair value of warrants issued in connection with the convertible debentures financing would be recorded as a reduction to the proceeds from the issuance of convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes. Under U.S. GAAP the Company has allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant portions based on their relative fair values. The fair value of the purchase warrants has been determined based on an option-pricing model. The resulting allocation based on relative fair values resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the purchase warrants. The financing fees totalling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $964 thousand and against the purchase warrants of $97 thousand. This allocation resulted in the net amount allocated to the warrants of $1.0 million. The financing charges are being amortized over the five-year life of the convertible debentures agreement.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. To date, the Company has recognized $407 thousand in accretion expense. This accretion expense has increased the value of the convertible debentures from $13.9 million to $14.3 million at May 31, 2006.

(ii)	Stock-based compensation

Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit and stock options were increased by $2.8 million at June 1, 2004. During 2006, the Company recorded stock compensation expense in the consolidated financial statements, representing the amortization applicable to the current year at the estimated fair value of stock options granted since June 1, 2002.

During 2006, the Company recorded stock compensation expense of $1.2 million (2005 – $1.5 million) in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002; and an offsetting adjustment to stock options of $1.2 million in the consolidated balance sheets. No similar adjustments are required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an employee must pay to acquire the stock. Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The Company grants performance based stock options as a compensation tool. Under Canadian GAAP, the accounting treatment of these options is consistent with all other employee stock options. Under US GAAP, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period. For the year ended May 31, 2006 the Company recorded stock based compensation expense of $20 thousand under U.S. GAAP for performance based options.

During 2006, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share. Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options. Under Canadian GAAP the accounting treatment of these options requires that any incremental value resulting from the amendment be determined and recognized over the remaining vesting period. Under US GAAP, the amended options are treated as a variable award and are revalued, using the intrinsic value method of accounting at the end of each reporting period until the date the options are exercised, forfeited or expired unexercised. The Company recorded stock-based compensation of $36 thousand under US GAAP related to these amended stock options.

Prior to the adoption of CICA Handbook Section 3870, Lorus accounted for performance based stock options using the intrinsic value method, and a recovery of $43,000 was included in net income in 2004 related to these options.

The table below presents the pro-forma disclosures required under U.S. GAAP:

	2006	2005	2004
Net loss to common shareholders — US GAAP	(16,388)	(20,298)	(30,301)
Compensation expense under SFAS 123	(1,149)	(1,475)	(1,623)
Pro-forma net loss to common shareholders — US GAAP	(17,537)	(21,773)	(31,924)
Pro-forma basic and diluted loss per share — US GAAP	(0.10)	(0.13)	(0.19)

(c)	Consolidated statements of cash flows

There are no differences between Canadian and US GAAP that impact the consolidated statements of cash flows.

(d)	Income taxes

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under US GAAP, these tax credits would be reclassified as a reduction of income tax expense. The impact would be higher research and development expense and an income tax recovery of $205 thousand for the year ended May 31, 2006 (2005 – $400 thousand, 2004 – $180 thousand) with no net impact to net income or earnings per share.

(e)	New accounting pronouncements not yet adopted

(i)	In December 2004, the FASB revised SFAS No. 123 to require companies to recognize n the income statement the grant-date fair value of stock options and other equity based compensation issued to employees, but expressed no preference for a type of valuation model (SFAS 123R). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently re-measured.

In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) to provide additional guidance regarding the application of SFAS 123R. SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company effective June 1, 2006. Additionally, SAB 107 discusses disclosures to be made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in registrants’ periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

(ii)	In December 2004, FASB issued Financial Accounting Standard 153: Exchanges of Nonmonetary Assets as an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for years beginning after June 15, 2005. The Company has not entered into any non-monetary transactions and as such this section is not applicable.

(iii)	In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces APB No. 20, Accounting Change and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management believes that the adoption of this statement will not have a material effect on the Company’s consolidated financial condition or results of operations.

(f)	Consolidated statement of shareholders equity (deficiency) for the period from June 1, 1998 to May 31, 2006:

	Number of Shares (000’s)	Amount	Contributed Surplus/APIC	Deficit	Total
Balance May 31, 1998	36,785	$37,180	$667	$(32,946)	$4,901
Exercise of special warrants	5,333	1,004	(1,217)	—	(213)
Exercise of stock options	46	48	—	—	48
Issue of warrants	—	—	1,217	—	1,217
Issue of special warrants	—	—	213	—	213
Other issuances	583	379	—	—	379
Deficit	—	—	—	(4,623)	(4,623)
Balance May 31, 1999	42,747	$38,611	$880	$(37,569)	$1,922
Exercise of warrants	12,591	7,546	(534)	—	7,012
Issuance of special and purchase warrants	—	—	8,853	—	8,853
Issuance of public offering	15,333	41,952	659	—	42,611
Issued on acquisition	36,050	14,000	—	—	14,000
Exercise of units	893	1,821	(321)	—	1,500
Issuance under alternate compensation plan	18	15	—	—	15
Exercise of special warrants	30,303	8,438	(8,438)	—	—
Exercise of stock options	1,730	1,113	—	—	1,113
Stock based compensation	—	869	—	—	869
Deficit	—	—	—	(8,599)	(8,599)
Balance May 31, 2000	139,665	$114,365	$1,099	$(46,168)	$69,296
Exercise of warrants	168	93	(25)	—	68
Issuance under alternate compensation plan	28	49	—	—	49
Exercise of stock options	2,550	1,866	—	—	1,866
Stock based compensation	—	351	—	—	351
Deficit	—	82	—	(15,131)	(15,131)
Balance May 31, 2001	142,411	$116,806	$1,074	$(61,381)	$56,499

	Number of Shares (000’s)	Amount	Contributed Surplus/APIC	Deficit	Total
Exercise of compensation warrants	476	265	(71)	—	194
Exercise of stock options	1,525	1,194	—	—	1,194
Stock based compensation	—	(100)	—	—	(100)
Deficit	—	—	—	(13,488)	(13,488)
Balance May 31, 2002	144,412	$118,165	$1,003	$(74,869)	$44,299
Exercise of stock options	873	715	—	—	715
Stock based compensation	—	558	—	—	558
Deficit	—	—	—	(16,634)	(16,634)
Balance May 31, 2003	145,285	$119,438	$1,003	$(91,503)	$28,938
Share issuance	26,220	24,121	4,325	—	28,446
Exercise of stock options	289	171	—	—	171
Stock based compensation	—	(88)	—	—	(88)
Other issuances	—	28	—	—	28
Deficit	—	—	—	(30,301)	(30,301)
Balance May 31, 2004	171,794	$143,670	$5,328	$(121,804)	$27,194
Interest payment	421	300	—	—	300
Exercise of stock options	276	112	—	—	112
Expiry of compensation options	—	—	1,405	—	1,405
Issuance under alternate compensation plan	50	37	—	—	37
Issuance of warrants	—	—	1,048	—	1,048
Deficit	—	—	—	(20,298)	(20,298)
Balance May 31, 2005	172,541	$144,119	$7,781	$(142,102)	$9,798
Interest payment	2,153	882	—	—	882
Stock-based compensation	—	—	56	—	56
Deficit	—	—	—	(16,388)	(16,388)
Balance May 31, 2006	174,694	$145,001	$7,837	$(158,490)	$(5,652)

18.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.

19.	Subsequent Events

(a)	On July 13, 2006 we entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (“HighTech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006. The transaction closed on August 30, 2006. In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012. In addition, HighTech has the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, HighTech will hold approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

(b)	On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on August 31, 2006.

(c)	On September 19, 2006 the Company announced that Dr. Jim A Wright would step down as the President and Chief Executive Officer of Lorus effective September 21, 2006. The departure of Dr. Wright resulted in a liability based on a mutual separation agreement executed subsequent to the quarter end of approximately $500 thousand. The amount is expected to be paid by the end of the third quarter 2007.