Form 20-F
period 2007-05-31
LORUS THERAPEUTICS INC
filed 2007-11-30
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934.
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.FOR THE FISCAL YEAR ENDED MAY 31, 2007.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934. FOR THE TRANSITION PERIOD FROM_________TO___________ . .
COMMISSION FILE NUMBER 001-32001
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934. DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT __________________.

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

Common Shares, without par value at May 31, 2007: 212,265,616

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐  No  ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

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

Large accelerated filer  ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☒

PART III
ITEM 17.	FINANCIAL STATEMENTS	74
ITEM 18.	FINANCIAL STATEMENTS	75
ITEM 19.	EXHIBITS	75

General

On July 10, 2007 (the "Arrangement Date"),we completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. ("Old Lorus"), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one of our common shares and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to our corporation and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  In this Annual Report on Form 20-F, all references to the “Corporation”, the “Company”, "we", "our", "us" and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and us after the Arrangement Date.  References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended May 31, 2007.

We use the Canadian dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements which form part of the annual report are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The differences between Canadian GAAP and U.S. GAAP, as they relate to our business, are explained in the Supplementary Information included with the Financial Statements included in this Annual Report.

Special note regarding forward-looking statements in this Annual Report

This Annual Report may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our expectations regarding future financings;

•	our plans to conduct clinical trials;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;

•	our plans to obtain partners to assist in the further development of our product candidates; and

•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, and the Company’s plans, objectives, expectations and intentions and other statements, including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

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

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                 Key Information

A.           Selected Financial Data

The following tables present our selected consolidated financial data.  You should read these tables in conjunction with our audited consolidated financial statements and accompanying notes included in Item 17 of this Annual Report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 5 of this Annual Report.

The financial data as at May 31, 2007, 2006, 2005, 2004 and 2003 and for the years ended May 31, 2007, 2006, 2005, 2004 and 2003 have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and reconciled to United States generally accepted accounting principles (U.S. GAAP) in  the Supplementary Information included with the Financial Statements included in this Annual Report.

          The following table presents a summary of our consolidated statement of operations derived from our audited financial statements for the years ended May 31, 2007, 2006, 2005, 2004 and 2003.

Consolidated statements of operations data:
(In thousands, except per share data)

	Years Ended May 31,
	2007	[1]	2006	[1]	2005	[1]	2004	[1]	2003	[1]	Period From Inception[2]
In accordance with Canadian GAAP
Revenue	$107		$26		$6		$608		$66		$813
Research and development	$3,384		$10,237		$14,394		$26,785		$12,550		$113,859
General and administrative	$3,848		$4,334		$5,348		$4,915		$4,290		$51,323
Net loss	$9,638		$17,909		$22,062		$30,301		$16,634		$174,190
Basic and diluted loss per share	$0.05		$0.10		$0.13		$0.18		$0.12
Weighted average number of common shares outstanding	204,860		173,523		172,112		171,628		144,590

In accordance with U.S. GAAP
Net loss[3]	$9,150		$16,388		$20,298		$30,301		$16,634		$167,648
Basic and diluted loss per share	$0.05		$0.09		$0.12		$0.18		$0.12

The following table presents a summary of our consolidated balance sheet as at May 31, 2007, 2006, 2005, 2004 and 2003.

Consolidated balance sheet data:
(In Thousands)

	As at May 31,
	2007	[1]	2006 [1]	2005	[1]	2004	[1]	2003	[1]
In accordance with Canadian GAAP
Cash and cash equivalents	$1,405		$2,692	$2,776		$1,071		$905
Marketable securities and other investments	$10,993		$5,627	$18,683		$25,657		$24,219
Total assets	$15,475		$11,461	$27,566		$34,424		$34,255
Total debt	$14,714		$14,017	$14,300		$5,825		$5,360
Total shareholders’ deficit	761		$(2,556)	$13,266		$28,599		$28,895
Number of common shares outstanding	211,923		174,694	172,541		171,794		171,517
Dividends paid on common shares	-		-	-		-		-

In accordance with U.S. GAAP[3]
Total assets	$15,579		$11,625	$27,838		$34,424		$34,255
Total debt	$17,232		$17,277	$18,040		$5,825		$5,360
Total shareholders’ deficit	$(1,653)		$(5,652)	$9,798		$28,599		$28,895

Footnotes:
1Changes in accounting polices:
2Period from inception September 5, 1986 to May 31, 2007
3 The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

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

Fiscal 2003 and 2004:

There were no significant differences between Canadian and U.S. GAAP during the years ended May 2003 and 2004.

Fiscal 2005 to 2007:

The following table reconciles the loss per Canadian GAAP to loss per U.S. GAAP for years ended May 31, 2005, 2006 and 2007:

	Years ended May 31,
	2007	2006	2005

Loss per Canadian GAAP	$(9,638)	$(17,909)	$(22,062)

Accretion of convertible debentures (i)	741	480	329
Amortization of debt issue costs (i)	(59)	(108)	(40)
Stock compensation expense (ii)	(194)	1,149	1,475
Loss and comprehensive loss per U.S. GAAP	(9,150)	(16,388)	(20,298)

Basic and diluted loss per share per U.S. GAAP	$(0.05)	$(0.09)	$(0.12)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share are the same as under Canadian GAAP.

Convertible debentures
Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. Measurement differences resulting from the accretion of convertible debentures and amortization of debt issue costs are further explained in the supplementary note to the consolidated financial statements.

Stock options
For fiscal 2005 and 2006, the Company followed the fair value based method of recording stock compensation expense under Canadian GAAP, and an intrinsic value method of recording stock compensation expense under U.S. GAAP.  This is further explained in the supplementary note to the consolidated financial statements.

Effective June 1, 2006 the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R in accordance with the modified prospective method.  Accordingly the company has applied the fair value-based method to all employee stock options granted after June 1, 2006.  Additionally, compensation costs for awards granted in prior periods for which the requisite service period has not been rendered as of June 1, 2006 will be recognized in the consolidated statement of operations and deficit as the requisite service is rendered.

During 2007, the Company recorded stock compensation expense of $503 thousand (2006 - $1.2 million) in accordance with Canadian GAAP in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002; and an offsetting adjustment to stock options of $503 thousand in the consolidated balance sheets. Under U.S. GAAP, the Company recognized $697 thousand in expense during the same period as a result of adopting SFAS 123R.

We publish our consolidated financial statements in Canadian (“CDN”) dollars.  In this report, except where otherwise indicated, all amounts are stated in CDN dollars.

The following table sets out the exchange rates of CDN$ for 1 US$ for the following periods:

Period	Average Close	High	Low
October, 2007	0.9747	0.9984	0.9447
September, 2007	1.0246	1.0562	0.9914
August, 2007	1.0589	1.0778	1.0487
July, 2007	1.0517	1.0684	1.0378
June, 2007	1.0656	1.0747	1.0580
May, 2007	1.0953	1.1122	1.0696

Fiscal Year Ended May 31, 2007	1.1366	1.1855	1.0696
Fiscal Year Ended May 31, 2006	1.1701	1.246	1.0948
Fiscal Year Ended May 31, 2005	1.2551	1.378	1.1746
Fiscal Year Ended May 31, 2004	1.3423	1.418	1.2683
Fiscal Year Ended May 31, 2003	1.5245	1.601	1.3438

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this Annual Report.  Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, prospects or results of operations.  If any of the following risks occur, our business, financial condition, prospects or results of operations would likely be affected.  In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.  The risks set out below are not the only we currently face; other risks may arise in the future.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $9.6 million; $17.9 million and $22.1 million for the years ended May 31, 2007, 2006 and 2005, respectively. As of May 31, 2007, we had an accumulated deficit of $174.2 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and we stopped selling Virulizin® in Mexico in July 2005. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development, requires substantial capital. We expect that our existing cash and cash equivalents, along with the funds available to us through the reorganization agreement described above, will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our internally funded research and development activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	engage in equity financings that would be dilutive to current shareholders;

•	delay, reduce the scope of or eliminate one or more of our development programs; or

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available.

Our cash flow may not be sufficient to cover interest payments on our secured convertible debentures or to repay the debentures at maturity.

Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime plus 1% convertible debentures due in approximately 22 months (October 2009) will depend on our ability to generate or raise sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

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

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.

Our product candidates require significant funding to reach regulatory approval upon positive clinical results.  Such funding, in particular for Virulizin®, will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

In addition, our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third-parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

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

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  The results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

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

Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. Many of our competitors have substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop.

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

Patent protection:
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.  Further, allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application.  In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:
Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third-parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third-party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Trademark protection:
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

Trade secrets:
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

Item 4.                 Information on the Company

A.           History and development of the Company

Old Lorus was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc.  On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in Old Lorus becoming a reporting issuer (as defined under Canadian securities law) in Ontario, on such date.  On August 25, 1992, Old Lorus changed its name to IMUTEC Corporation.  On November 27, 1996, Old Lorus changed its name to Imutec Pharma Inc., and on November 19, 1998, Old Lorus changed its name to Lorus Therapeutics Inc.  On October 1, 2005, Old Lorus continued under the Canada Business Corporations Act.

New Lorus was incorporated on November 1, 2006 as 6650309 Canada Inc. under the Canada Business Corporations Act.

On July 10, 2007 (the “Arrangement Date”), Old Lorus completed a plan of arrangement and corporate reorganization with, among others, New Lorus, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of New Lorus and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.   At the Arrangement Date, New Lorus’ articles of incorporation were amended to change the name of the Company from 6650309 Canada Inc. to Lorus Therapeutics Inc.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.  Our corporate website is www.lorusthera.com.  The contents of the website are specifically not included in this 20-F by reference.

Our common shares are listed on the Toronto Stock Exchange under the symbol “LOR” and are listed on the American Stock Exchange under the symbol “LRP”.

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

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense-DNA/RNA-based therapeutics, small molecules and immunotherapeutics.

Over the past three years, we have focused on advancing our product candidates through pre-clinical and clinical testing. You should be aware that it can cost millions of dollars and take many years before a product candidate may be approved for therapeutic use in humans. In addition, a product candidate may not meet the end points of any Phase I, Phase II or Phase III clinical trial. See “Risk Factors”.

Antisense-DNA/RNA-based Therapeutics

Our lead antisense product in clinical development is GTI-2040. In addition we have a number of other antisense molecules in development. See “-- Clinical Development” and “Business of the Company - Antisense-DNA/RNA-based Therapeutics” for more details.

(i)	GTI-2040

Seven of the nine clinical studies for GTI-2040 have been conducted in conjunction with the United States National Cancer Institute (“NCI”) with the remaining studies conducted or initiated by Lorus.  We have initiated, are conducting or conducted Phase I/II clinical trials of GTI-2040 in patients with refractory or relapsed acute myeloid leukemia (“AML”), metastatic breast cancer, non-small cell lung cancer, solid tumors, advanced unresectable colon cancer, hormone refractory prostate cancer, high grade myelodysplastic syndrome (“MDS”) and acute leukemia (“AL”).  Our collaboration with the NCI is active and ongoing. In addition, the Company is pursuing a Phase II clinical trial with GTI-2040 and high dose Ara-C in refractory and relapsed AML and completed a Phase I/II study of advanced, end-stage renal cell cancer.

(ii)	siRNA

As a complement to our antisense therapy, we are exploiting RNA intereference technology using a novel class of small interefering RNA (“siRNA”) molecules.  SiRNA has the potential to decrease the cellular  target RNA expression though a process known as RNA interference.

(iii)	GTI-2501

Our other antisense therapy, GTI-2501, is currently in a Phase II clinical trial for the treatment of hormone refractory prostate cancer at the Toronto Sunnybrook Regional Cancer Centre, following the successful conclusion of a Phase I clinical trial in the United States.

(iv)	Other

We have also entered into a collaboration agreement in respect of our antisense therapy, GTI-2601 and have other antisense molecules in pre-clinical development.

Small Molecule

We believe we have small molecule drug screening technologies and preclinical scientific expertise, which we are using to create a drug candidate pipeline. Our proprietary group of novel small molecule compounds, which include lead compounds LT-253 and ML-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.  See “-- Clinical Development” and “Business of the Company- Small Molecule Therapies”.

Immunotherapy

Lorus’ immunotherapy product candidates are Virulizin® and IL-17E.  See “-- Clinical Development” and “Business of the Company - Immunotherapy” for more details.

(v)	Virulizin®

In 2002, we initiated a phase III clinical trial of Virulizin® for patients with locally advanced or metastatic pancreatic cancer who had not previously received systemic chemotherapy.  In July of 2005, we announced the completion of the study and in October 2005, we announced that the results of the trial indicated that the overall survival rate of patients who were treated with Virulizin® plus gemcitabine (a standard chemotherapy drug) was not statistically significant when compared to those patients in the study who were given gemcitabine plus a placebo. Subsequent sub-group analyses support the potential for further study in select patient populations. We are currently seeking partners to continue the clinical development of Virulizin®.

(vi)	IL-17E

We have discovered a new lead drug candidate, IL-17E, which belongs to a larger family of cytokines. In experiments with mice, IL-17E has demonstrated significant antitumor activity against a variety of human tumors, including melanoma, pancreatic, colon, lung and ovarian tumors grown in mice. We believe that these preliminary animal results support our further investigation of the potential clinical applications of IL-17E.

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

Capital Expenditures

N/A

Capital Commitments

N/A

B.           Business Overview

Overview

Chemotherapeutic drugs have been the predominant medical treatment option for cancer, particularly metastatic cancer, for the past 30 years. More recently, a range of novel cancer drugs have been developed that are efficacious while improving patient quality of life.  Unlike chemotherapies, which are typically based on chemical synthesis, these new drugs may be of biological origin, based on naturally occurring molecules, proteins or genetic material. While chemotherapy drugs are relatively non-specific and as a result toxic to normal cells, these biological agents specifically target individual molecules or genes that are involved in disease and are therefore preferentially toxic to tumor cells.  The increased specificity of these drugs may result in fewer and milder side effects, meaning that, in theory, larger and therefore, more effective doses can be administered. The current paradigm in cancer management is a multi-modal approach that combines multiple treatment options tailored to the specific indication and individual patient. As a result, drug regimens that combine novel small molecule chemotherapies based on emerging understanding of cancer development with biological agents are of considerable interest.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects leading to improved patient quality of life. Many of the drugs currently approved for the treatment and management of cancer are toxic resulting in severe side effects that limit dosing and efficacy.  We believe that a product development plan based on effective and safe drugs would have broad applications in cancer treatment. Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. In developing and evaluating our products, we evaluate the merits of each product throughout the clinical trial process and consider commercialization opportunities.

Antisense-DNA/RNA-based Therapeutics

Introduction

Metabolism, cell growth and cell division are tightly controlled by complex protein signalling pathways in response to specific conditions, thereby maintaining normal function. Many human diseases, including cancer, can be traced to faulty protein production and/or regulation. As a result, traditional therapeutics are designed to interact with the disease-causing proteins and modify their function. A significant number of current anticancer drugs act by damaging either DNA or proteins within cells (e.g., chemotherapy) or by inhibiting the function of proteins or small molecules (e.g. estrogen blockers, such as Tamoxifen). Antisense therapeutics offer a novel approach to treatment in that they are designed to prevent the production of proteins causing disease.

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

GTI-2040

Our lead antisense therapy is GTI-2040, an antisense drug that targets the R2 component of RNR and has exhibited antitumor properties against over a dozen different human cancers in standard mouse models, including chemotherapy resistant tumors. We have completed  a Phase I/II clinical trial of GTI-2040 for advanced or metastatic renal cell carcinoma.  We are also conducting or have completed a multiple Phase I/II clinical trial program in cooperation with the NCI, for the study of GTI-2040 for the treatment of AML, breast cancer, lung cancer, colon cancer, prostate cancer , a series of solid tumors  and myelodysplastic syndrome and acute leukemia. We also recently initiated Phase II clinical trial with GTI-2040 and high dose Ara-C in refractory and relapsed AML.

Pre-clinical Testing

GTI-2040 has demonstrated excellent anti-tumour activity in a number of murine models of human cancer including xenograft tumour growth, metastasis and survival models. The results of these studies were published in the June 1, 2003 issue of Cancer Research. Additional studies have demonstrated combination drug efficacy in xenograft tumour growth studies for human cancer cells, including drug resistant tumour cell lines. More recent studies, the results of which were presented at the 2007 annual meeting of the AACR, focus on dose schedule optimization for GTI-2040 in combination with docetaxel. These studies demonstrate that the timing of these two drugs can be optimized: observations that have implications for the ongoing NCI sponsored clinical trials. These studies continued in 2007. Lorus has also published results from studies aimed at development of an assay for R2 determination from clinical samples (Journal of Clinical Laboratory Analysis, 2005). Formal pre-clinical development of GTI-2040, including manufacturing and toxicology studies, was initiated in mid-1998.  Pre-clinical studies, including GLP toxicology studies in standard animal models, have demonstrated that GTI-2040 is well tolerated at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development-Lorus Sponsored Trials

Acute Myeloid Leukemia:
In August 2007, we announced an expansion of GTI-2040 development program in AML indication with initiation of a more advanced Phase II clinical trial with GTI-2040 and high dose Ara-C in refractory (HiDAC) and relapsed AML. This Phase II study includes both an efficacy study and a novel additional study to measure intracellular target activities and pharmacological synergies between the two agents. In the first stage of the 60 patient trial, the pharmacologic and target related activity of GTI-2040 and HiDAC will be evaluated in two groups, to determine the contribution of each agent alone and in combination. The second stage of the trial will provide efficacy evaluation in a larger patient population. Lorus expects the clinical trial to be completed by the end of 2008. The decision to advance clinical development of GTI-2040 is based on the encouraging results from our recently completed proof of concept NCI-sponsored study of GTI-2040 in combination with HiDAC in patients with refractory and relapsed AML.

Advanced Renal Cell Cancer:
In April 2005, we announced completion of a Phase I/II clinical trial of GTI-2040 in combination with capecitabine, in patients with advanced, end-stage renal cell cancer in the United States. This trial was a single-arm pilot study examining the safety and efficacy of GTI-2040 used in combination with the anticancer agent capecitabine. The majority of patients had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome in renal cell cancer.  All 33 patients entering this study had advanced disease with multiple metastatic sites, with or without prior removal of the primary kidney tumor. However, more than half (52%) of the patients on the recommended dose exhibited disease stabilization or better, including one confirmed partial response. GTI-2040 was well tolerated when combined with a cytotoxic agent with expected adverse events. The results of this study were accepted for publication in the journal Cancer Chemotherapy and Pharmacology in 2007 (June 2007 e-pub date). Lorus is actively searching for partnerships to assist with the further development of GTI-2040 for the treatment of renal cell cancer.

Clinical Development-NCI Sponsored Trials

Current clinical development for GTI-2040 is in conjunction with the US NCI, which pays for the cost of all clinical trials.  See “-- Agreements - Collaboration Agreements - National Cancer Institute”.  To date we have announced and/or initiated seven clinical trials with the NCI for GTI-2040 in patients with AML, metastic breast cancer, non-small cell lung cancer, solid tumors, unresectable colon cancer, hormone refractory prostate cancer, and MDS and acute leukemia.  These indications were selected based on the most promising results from our preclinical studies. Upon receipt of the clinical data from the ongoing NCI clinical trials, Lorus will analyze and make decisions regarding the strategic direction of our antisense portfolio.  Lorus continues to search for partnerships for the future development of GTI-2040.

In September 2005, Lorus announced a steering committee assessment of progress in the ongoing U.S. NCI-sponsored clinical studies of GTI-2040. The committee concluded that all six studies continue to progress without unacceptable toxicity. Studies reviewed in this process included GTI-2040 in combination with chemotherapies in non-small cell lung cancer (NSCLC), hormone refractory prostate cancer (HRPC), breast cancer, acute myeloid leukemia (AML), colorectal cancer and a variety of solid tumors. Combination chemotherapies under study include docetaxel, capecitabine, oxaliplatin, cytarabine, and gemcitabine.

Acute Myeloid Leukemia:
In July 2003, we announced the FDA’s approval of the NCI-sponsored IND application for a clinical trial of GTI-2040 in combination with cytarabine, in patients with refractory or relapsed AML. Cytarabine is the current established drug for treating AML patients.  The study is part of a Phase II clinical program to be conducted under the sponsorship of the Cancer Treatment Evaluation Program of the NCI pursuant to a clinical trial agreement between Lorus and the NCI.

In December 2005, we announced interim data from the NCI-sponsored trial of GTI-2040 in acute myeloid leukemia.  The data presented showed complete responses in 44 per cent of patients 60 years of age or younger.  Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed and as such had a low expectation of response to subsequent treatment (10-20%).  Complete responses in the clinical trial directly correlated with down regulation of R2, the intracellular target of GTI-2040, demonstrating drug specificity and providing strong evidence for an antisense mechanism of action. Toxicities for the combination were comparable to those expected for cytarabine alone and were non dose-limiting.  Updated results were presented at the 2006 annual meeting of ASCO and support the continued dose escalation study in younger cohorts of patients to establish a recommended phase II dose. The AML study group developed a novel method for analysis of GTI-2040 in biological samples (2006 issue of Pharmaceutical Research). Furthermore this group has reported the results of metabolic and pharmacokinetic analyses at the annual meeting of the American Association of Pharmaceutical Scientists and the 2006 meeting of the International Society of Xenobiotics. Results have also been published in volume 8, issue 4 of the American Association of Pharmaceutical Scientists Journal. These studies demonstrate the uptake and accumulation of GTI-2040 in target tissues, important observations in support of an antisense mechanism of action for this drug candidate.

In August 2007, we announced the completion of this study. This clinical trial demonstrated safety and appropriate dosing of the combination regimen and showed promising clinical responses in patients under 60 years of age.  Moreover, the clinical responses correlated with downregulation of R2, the cellular target of GTI-2040, and were further supported by demonstration of intracellular GTI-2040 in circulating and bone marrow leukemic cells. Complete results from the clinical trial are expected to be presented by the investigators in a scientific publication.

Metastatic Breast Cancer:
In August 2003, we announced that the FDA had approved the NCI’s IND to begin a Phase I/II clinical trial to investigate GTI-2040 as a treatment for metastatic breast cancer in combination with capecitabine (Xeloda, manufactured by Roche Laboratories Inc.). In support of continued studies aimed at demonstrating R2 target down-regulation in patient samples this group, in collaboration with Lorus, published preliminary results of RT-PCR studies in the May issue of Oncology Reports. The results demonstrate that the assay developed by Lorus can feasibly assess R2 level is blood and tumour tissues from patients before and after treatment.  This study is ongoing.

Non-Small Cell Lung Cancer:
In September 2003, we received approval from Health Canada for initiation of a clinical trial of GTI-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer (“NSCLC”), as part of a Phase I/II clinical program of GTI-2040 in collaboration with the NCI. Interim results from this study were announced in May 2005. Our interim results showed that the toxicity profile was determined to be acceptable for the specific combination therapy and the observed level of disease stabilizations was encouraging given the advanced stage of the disease in this subset of patients. The study group published a paper in the December issue of the  Journal of Chromatography, outlining the development of a method for determination of GTI-2040 in human plasma samples. This highly sensitive method will be used for pharmacokinetic studies in patient samples from the trial.  This study is ongoing.

Solid Tumors:
In February 2004, we announced the initiation of a Phase I/II clinical trial examining the use of GTI-2040 in combination with gemcitabine in patients with solid tumors.  In June 2005, results from the trial were published.  The trial was intended to identify the recommended dose of GTI-2040 and its toxicity profile.  At the recommended dose GTI-2040 demonstrated a manageable toxicity profile and was generally well tolerated when given as a single agent. This study is ongoing.

Unresectable Colon Cancer:
In May 2004, we announced the initiation of a Phase I/II clinical trial examining GTI-2040 in combination with oxaliplatin and capecitabine in the treatment of advanced unresectable colon cancer.  This study is part of a clinical trials program sponsored by the NCI.  This study is ongoing.

Hormone Refractory Prostate Cancer:
In November 2004, we announced the initiation of a Phase I/II clinical trial examining GTI-2040 in combination with docetaxel and prednisone in hormone refractory prostate cancer.  In November 2005, we announced interim data from this trial.  The data showed that along with an acceptable tolerability profile, nine of 22 PSA evaluable patients demonstrated a PSA response (reductions of greater than 50%).  PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response. This data was also presented at the 2006 annual meeting of ASCO.

High Grade Myelodysplastic Syndrome and acute leukemia:
Lorus announced in June 2006 a plan for a new clinical investigation of GTI-2040 as a single-agent in patients with high grade myelodysplastic syndrome and acute leukemia. This trial was initiated in mid 2007. This clinical study is designed to evaluate the safety and activity of GTI-2040 as a single agent for acute leukemia and MDS using a novel treatment schedule. The effect on leukemic blasts and blood count recovery will be assessed as part of a detailed investigation of the pharmacodynamic and pharmacokinetic  effects, dose-response relationships and tolerability of GTI-2040 during multiple courses of treatment.

Orphan Drug Status

On March 12, 2003, the FDA awarded Orphan Drug Status to GTI-2040 for the treatment of renal cell carcinoma. In May 2005, Lorus received Orphan Drug designation from the FDA for GTI-2040 in the treatment of AML.

SiRNA

In 2003, Lorus began development of an anticancer therapeutic based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead compounds and preliminary in vitro and in vivo characterization of these compounds has yielded promising results. The results of these studies were published in the April 2007 issue of Anti-Cancer Drugs and were presented at the 2007 annual meeting of the AACR. siRNA-1284, the lead compound identified from the screening study, specifically targets R2 expression. In in vitro studies, down-regulation of R2 expression by siRNA-1284 results in decreased   tumor cell growth (proliferation) with a concomitant block in cell cycle progression. Furthermore, siRNA-1284 demonstrates anti-tumor activity against human kidney, skin and colon cancer in mouse experimental models of tumor growth. We feel that the results of these studies warrant further development of siRNA-1284 as well as expansion of siRNA research to other cancer targets.

GTI-2501

Our other antisense therapy currently in clinical development is GTI-2501. GTI-2501 targets the R1 subunit of RNR and has been shown to have antitumor activity and a good safety profile in pre-clinical testing. A  Phase I trial also demonstrated the safety of GTI-2501.

Pre-clinical Testing

GTI-2501 has demonstrated antitumor activity in a number of standard mouse models of cancer progression including xenografts tumour growth, metastasis and survival models. GTI-2501 was effective against a broad range of cancers including human breast, kidney and prostate cancers (Results published in the February 2006 Issue of the International Journal of Oncology).   In addition, pre-clinical studies have demonstrated that GTI-2501 is well tolerated in standard animal models at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development Program

GLP-toxicology studies for GTI-2501 were completed in November 2000 and approval of an IND was received from the FDA in February 2001. A Phase I dose-escalating study at the University of Chicago Medical Center was designed to establish the recommended clinical Phase II dose as well as look at the safety profile of GTI-2501.  A total of 34 patients with solid tumors or lymphoma were enrolled and have been evaluated following clinical completion. The study demonstrated a reasonable safety profile for GTI-2501 up to the predicted therapeutically relevant dose. In December 2003, we announced that a Phase I/II clinical trial for the treatment of hormone refractory prostate cancer (HRPC) had been initiated at the Toronto Sunnybrook Regional Cancer Centre, in which GTI-2501 is administered in combination with docetaxel. The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled.  This represents the first clinical trial of GTI-2501 in Canada following the successful conclusion of the Phase I clinical trial in 2004 in the United States.  We announced expansion of this ongoing HRPC trial to two additional sites in Canada in July 2004. The results of the dose escalation portion of the trial were presented at the 2006 annual meeteing of ASCO. This portion of the trial involved 13 patients in three dose cohorts. The results demonstrated that GTI-2501 given in combination with docetaxel was safe at the highest dose of GTI-2501 planned. These results warranted initiation of the Phase II portion of the trial which is currently ongoing.

GTI-2601

GTI-2601 is an antisense compound that targets thioredoxin, a gene whose increased expression has been implicated in cancer progression and poor prognosis. GTI-2601 is an effective anti-cancer agent in pre-clinical studies in animal models of human colon cancer. The results of these studies were published in the February 2006 issue of Anti-cancer Drugs.

On April 5, 2005 we announced that we had signed a collaboration agreement with one of Japan’s leading pharmaceutical companies, Sumitomo Pharmaceuticals Co. Ltd. (“Sumitomo”) and Koken Co. Ltd (“Koken”) with respect to GTI-2601, our lead antisense compound targeting thioredoxin, a gene that is over-expressed in many tumor tissues and has been correlated with poor prognosis and chemotherapy resistance.  Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules.  The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug.  This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus will share the results of the collaboration with Sumitomo and Koken, 1:1).

Other Antisense Targets

Lorus’ antisense technology platform extends further to other anti-cancer drug targets including thioredoxin, thioredoxin reductase, neuropilin/VEGF165R and insulin-like growth factor II (IGF-II). All targets have been implicated in cancer as a growth stimulator, a growth factor, an inhibitor of apoptosis and/or an angiogenic factor. These projects are in the research phase of development which includes screening, lead candidate identification and efficacy studies.

Small Molecule Therapies

Introduction

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

LT-253

In August 2005 Lorus announced the selection of two leading small molecule compounds from a series of novel small molecules discovered by Lorus scientists that exhibit potent anticancer activity in in vitro screens. The results of characterization studies of these compounds were presented at the 2006 annual meeting of the AACR and early formulation studies were published in the September 2006 issue of Cancer Chemotherapy and Pharmacology .Our studies identify the main mechanism of action of these compounds, which involves the induction of the tumor suppressor Krüppel-like factor 4. The down regulation of Krüppel-like factor 4 is believed to be critical in the development and progression of certain types of cancer and presents the possibility of exploiting a novel anticancer mechanism of action.  From these two compounds, LT-253 was selected as the lead compound for development as a drug candidate for the treatment of colon carcinoma and non-small cell lung cancer. This decision was based on its potent in vitro anti-proliferative activity, its efficacy in in vivo xenograft models of human colon and lung cancer, and on its safety profile. Manufacturing of a GMP product, formulation development as well as formal toxicology studies in different animal species with the aim of filing an IND application for the initiation of a Phase I clinical trial are in progress.

Other Small Molecule Targets

Lorus is also pursuing other candidates at earlier stages of development. These include:
•	LT-253 second generation derivatives for oral administration:
•	Further structural modifications of LT-253 produced derivatives optimized for oral absorption. Animal efficacy studies are in progress.
•	ML-220 platform

Lorus is developing novel derivatives that target cancer relevant genes, which are critical in a major signaling pathway involved in tumorigenesis and represent important new cancer targets. Lead optimization of ML-220 yielded several novel derivatives that showed potent target inhibitory activity in vitro and in cancer cells, and growth inhibitory activity against prostate and renal carcinoma cell lines.

Immunotherapy

Introduction

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer.  Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively it may stimulate the production of specific cancer fighting cells.

Virulizin®

Virulizin®, Lorus’ immunotherapeutic drug, has been shown in pre-clinical studies to be an effective immunotherapy that stimulates monocytes and macrophages to infiltrate tumor tissue and attack tumor cells. The ability to stimulate NK cells and macrophages results in Virulizin® anti-tumour efficacy demonstrated in a number of animal models of human tumour growth.  Monocytes and macrophages are types of white blood cells that are key players in the immune response to foreign pathogens and tumor cells.  When macrophages and monocytes are activated, they produce proteins called cytokines that have the ability to kill tumor cells directly.  Our studies indicate that Virulizin® stimulates the release of tumor necrosis factor (TNF-alpha), one type of cytokine, in immune cells to induce apoptosis (programmed cell death) of tumor cells. In addition, Virulizin® has been shown to increase the expression of IL-12 in macrophages. The resulting increased  levels of IL12 in mouse serum lead to NK cell activation. Since 2003 the results of these studies have been published in five peer-reviewed scientific journals and presented at a number of international conferences.

Our studies indicate that Virulizin® produces fewer negative side effects than commonly used chemotherapy agents likely because the drug works by stimulating the immune system to attack the cancer, rather than directly killing cancerous cells.

Clinical Development Program

In 2002 Lorus initiated a Phase III double-blind, multicenter, randomized study in patients with locally advanced or metastatic pancreatic cancer who had not previously received systemic chemotherapy. This clinical trial was conducted at over 100 sites in North America and Europe with enrolment of 436 patients with advanced pancreatic cancer.  Patients enrolled in the study were randomly selected to receive treatment with either: (i) Virulizin® plus gemcitabine or (ii) placebo plus gemcitabine. Optional second line therapy for those patients who failed to respond or became resistant to gemcitabine included Virulizin® or placebo, alone or in combination with 5-fluorouracil (“5-FU”).  All study subjects were monitored throughout the remainder of their lifespan.  The end points of the study were survival and clinical benefits. In July 2005 Lorus announced completion of “last patient visit” for the phase III trial.  Lorus announced the results of the phase III trial in October 2005 and those results are discussed in detail below.

Clinical Trial Results

In October 2005, we released the results of the Phase III clinical trial evaluating Virulizin® for the treatment of pancreatic cancer.  The primary end points of the study were not met.  For the efficacy evaluable population, the study showed that the addition of Virulizin® to gemcitabine resulted in a median overall survival of 6.8 months and a one-year survival rate of 27.2%, compared to 6.0 months and 16.8% for placebo plus gemcitabine.  In the intent to treat population the median overall survivals were 6.3 months for Virulizin plus gemcitabine (one year survival rate of 25.9%) compared to 6.0 months for placebo plus gemcitabine (one year survival rate of 17.6%).  While comparison of the median overall survival times did not reach statistical significance, exploratory analysis did show promising trends in specific patient populations. The results of the exploratory sub-group analyses were presented at the 2006 annual meeting of the American Society of Clinical Oncology (“ASCO”). From these analyses the following sub-groups were identified as having demonstrated benefit that approaches statistical significance: patients with low ECOG scores (better overall performance), patients with metastatic disease and patients that continued Virulizin® therapy during second line therapy. In addition, those patients that continued Virulizin® during salvage therapy demonstrated a survival benefit that was statistically significant.

Lorus is currently seeking partners to continue the clinical development of Virulizin® in these patient specific populations.

Orphan Drug Status

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

IL-17E

Lorus has recently discovered a new lead drug candidate, IL-17E, which belongs to a larger family of cytokines. The results of these studies were presented at the 2006 annual meeting of the American Association for Cancer Research (“AACR”). IL-17E has demonstrated significant antitumor activity against a variety of human tumors, including melanoma, pancreatic, colon, lung and ovarian tumors grown in mice. In addition, combinations of IL-17E with chemotherapeutic agents showed enhanced anti-tumor efficacy against human colon, lung, melanoma and ovarian tumor models in mice. The anti-tumor activity was dose-dependent and was observed using three different routes of administration. Studies on the mechanism of action showed that treatment with IL-17E resulted in increased serum levels of IL-5 and increased percentages of eosinophils in peripheral blood. Spleen cells isolated from IL-17E-treated mice showed increases in eosinophils and B-cells, as well as an increase in the percentage of activated B cells. Furthermore, treatment with IL-17E resulted in phosphorylation of kinases and activation of transcription factors involved in immune stimulation. Taken together, the data support further investigation of the potential clinical application of IL-17E, placing IL-17E in a growing class of anticancer immunotherapeutic drugs.

Other Technologies

We are currently assessing several new technologies for their potential as new drug candidates.  They include technologies in areas of tumor suppressor gene therapy and other small molecule technology platform that we believe to have the potential to work through a unique mechanism of action to decrease the expression of cancer relevant genes.

Gene Therapy

Researchers at Lorus have developed a gene therapy product using the R1 gene of ribonucleotide reductase (which has been shown to act as a tumour suppressor gene) encoded in a modified adenoviral vector (rAd5-R1) for the potential treatment of patients with colon cancer. This project is in the pre-clinical phase of development and has resulted in publication of an article in the October 2003 issue of Clinical Cancer Research.

Agreements

(a)       Manufacturing Agreements

(i)	Bio Vectra dcl

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

(b)	Licence Agreements

(i)	Ion Pharmaceuticals and Cyclacel

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

The NuChem Analog patents are ancillary to the Company’s primary development activities and do not relate to the Company’s core research and development focus, namely GTI-2040, nor did they relate specifically to the development of the Virulizin product.  In addition to the amounts previously paid in cash or shares, the Company is required to make future cash payments based on achieving certain future milestones on the first of any Sublicense Product or Lead Compound (as defined in the agreements), including: US$250 thousand on completion of a Phase I trial, US$500 thousand on completion of a Phase II trial, US$750 thousand upon completion of the first Phase III trial and US$1.5 million on marketing approval for the production the United States, Canada, England or France.  The company does not currently expect to achieve any of the above milestones in fiscal year ended May 31, 2008 and cannot reasonably predict when such milestones will be achieved, if at all.

All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem.  During  2007, no amounts were paid to NuChem.  Up to  May 31, 2007, we had provided a total of $5,749,000 of funding to NuChem.

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

In reference to the Cyclacel agreement, the Company is entitled to receive certain future milestone payments based on the commencement of future trials in relation to those products developed by Cyclacel under the agreement including for the first product/follow-on products, as defined in the agreement and in certain cases, back-up product as defined in the agreement:  $US600,000 upon commencement of a Phase II trial, US$3,000,000 on commencement of a Phase III trial, and  between US$1,750,000 and $4,000,000 upon receipt of marketing approval in each of various geographic areas.  Thereafter the company is entitled to a royalty of between 2.0% and 4.0% depending upon the level of sales.  The agreement also contains certain milestone and royalty obligations based on whether Cyclacel chooses to sublicense any of the products covered by that agreement.   The company does not currently expect Cyclacel to achieve any of the above milestones in fiscal year ended May 31, 2008 and cannot reasonably predict when such milestones will be achieved, if at all.

(ii)	University of Manitoba

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

The University of Manitoba agreement relates specifically to antisense patents in existence or pending at the time of the agreement, subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba.  The Company is currently pursing its antisense development program, primarily as a function of advancements and amendments to the original patents. The company has not yet earned any revenue from the products covered under the agreement and therefore has not paid any royalties under this agreement and cannot reasonably predict the timing and amount of any future payment.  The company does not expect to make any royalty payments under this agreement in fiscal year ended May 31, 2008 and cannot reasonably predict when such royalties will become payable, if at all.

(c)	Collaboration Agreements

(i)	National Cancer Institute

In February 2003, Lorus and the United States National Cancer Institute approved clinical protocols to conduct a series of clinical trials in a Phase II program to investigate the safety and efficacy of our lead antisense drug, GTI-2040 in breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and in a range of solid tumours. Lorus and the NCI signed a formal clinical trial agreement (expiring in October 2007 and subsequently extended to October 2010) in which the NCI financially sponsors the GTI-2040 clinical trials, while Lorus provides the clinical trial drug. All six trials were in progress as of May 31, 2007.  In July 2006, we announced a seventh trial to be conducted with the NCI for GTI-2040 for the treatment of MDS and AML that commenced in 2007.    In August 2007, as a result of the prior NCI sponsored clinical trials the Company announced a self sponsored expanded clinical program to measure intracellular target activities and pharmacological synergies between GTI-2040 and HiDAC.

NCI carries out clinical trials on behalf of the Company at its own cost.   The rights to publish data remains with the NCI sponsored investigator generating the information.  The commercial results of the studies, including commercialization of any products remain with Lorus with no financial, license, or intellectual property rights accruing to the Investigator or NCI for their participation.

All projects underway are and at various stages of completion.  The NCI has no rights to exploit the research results, except through the right of investigators to publish data accumulated by it during the testing, nor does it have any obligation to pay or receive royalties under the agreement.  Any royalty rights on products derived from the work performed by NCI will need to be negotiated by Lorus under a marketing agreement with third parties (if not carried out by Lorus).   It is not possible to reasonably estimate the amount and timing of any royalty receipts, if any.

In regards to future payment obligations, Lorus’ obligations under this agreement are limited to the supply of drugs, the cost for which has been incurred.  The company does not currently expect any significant costs associated with the supply of the drug in the future, depending on the outcome of the projects.

(ii)	Sumitomo and Koken

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

The company does not have any significant payment obligations for this project.  Both Lorus and Sumitomo and Koken are responsible for their own costs during the feasibility study phase.    To date the project has not produced significant results and therefore the Company cannot predict any royalty revenue, if any.

(d)	Other

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

Our objective is to maximize the therapeutic value and potential commercial success of GTI-2040 and the small molecule platform while at the same time pursuing partnership opportunities for development of our immunotherapy products and others.  In the near term, we intend to pursue research and early clinical development with our own funds with respect to GTI-2040 and the small molecule platform. In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and will consider commercialization opportunities when appropriate.

Financial Strategy

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

(i)	Secured Convertible Debentures

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

As a condition to agreeing to the Arrangement (as discussed below), the holder of Lorus’ $15.0 million secured convertible debenture required the repurchase by Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000.

(ii)	Share Issuances

On July 13, 2006 the company entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006. The closing of the transaction is subject to certain conditions, including the approval of the Toronto Stock Exchange and the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction closed on August 31, 2006. In connection with the transaction, High Tech received demand registration rights that will enable High Tech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights expire on June 30, 2012. In addition, High Tech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, High Tech held approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on September 1, 2006.

(iii)	Plan of Arrangement and Corporate Reorganization

On July 10, 2007, Old Lorus and the Company completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. (“Investor’) and Pinnacle International Lands, Inc. (the “Arrangement”).  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continues as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to the former Lorus Therapeutics Inc., which was subsequently renamed 4325231 Canada Inc.

As a condition of the Arrangement, High Tech Beteilingungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

The Company and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (the "Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In connection with the Arrangement the Company and Investor entered into an escrow agreement in which $600,000 of the purchase price payable by Investor to the Company under was withheld by Investor and placed into escrow with Equity Transfer & Trust Company, as escrow agent.  The monies placed into escrow will be held as security for and a partial, but not exclusive, source of satisfaction of Company’s indemnification obligations to the Investor until the first anniversary of the Closing Date.

Following the Arrangement, New Lorus and its subsidiaries have approximately $7.0 million of unrecognized future tax benefits resulting from non-capital losses carried forward, and scientific research and experimental development expenditures.  In light of the uncertainty regarding the Company's ability to generate taxable income in the future, management is of the opinion that it is more likely than not that these future tax assets will not be realized in the foreseeable future and hence, a full valuation allowance will be recorded against these future tax assets.

Revenues

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

Employees

As at May 31, 2007, we employed 27 full-time persons and three part-time person in research and drug development and administration activities. Of our employees, eight hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan, which was established in 2005.

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

C.           Organizational Structure

Old Lorus was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc.  On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in Old Lorus becoming a reporting issuer (as defined under Canadian securities law) in Ontario, on such date.  On August 25, 1992, Old Lorus changed its name to IMUTEC Corporation.  On November 27, 1996, Old Lorus changed its name to Imutec Pharma Inc., and on November 19, 1998, Old Lorus changed its name to Lorus Therapeutics Inc.  On October 1, 2005, Old Lorus continued under the Canada Business Corporations Act.  On July 10, 2007, the Old Lorus changed its name from Lorus Therapeutics Inc. to 4325231 Canada Inc. and on October 17, 2007 changed its name to Global Summit Real Estate Inc.  As of the Arrangement Date, Old Lorus is not related to New Lorus.

New Lorus was incorporated on November 1, 2006 as 6650309 Canada Inc. under the Canada Business Corporations Act.

On July 10, 2007 (the Arrangement Date), Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc., subsequently renamed Lorus Therapeutics Inc. (New Lorus), 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of New Lorus and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.   At the Arrangement Date, New Lorus’ articles of incorporation were amended to change the name of the Company from 6650309 Canada Inc. to Lorus Therapeutics Inc.

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

Item 5.                 Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.           Operating Results

The following discussion should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2007 which includes as supplemental financial information the audited consolidated financial statements and accompanying notes of Old Lorus and the accompanying notes (collectively the "Financial Statements") set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences between Canadian and United States GAAP are identified in the  Supplementary Information included with the Financial Statements included in this Annual Report. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management's Discussion and Analysis, "Lorus", the "Company”, "we", "us" and "our" each refers to Lorus Therapeutics Inc. both before and after the Arrangement Date.

Overview

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our net loss for 2007 decreased 46% to $9.6 million ($0.05 per share) compared to a net loss of $17.9 million ($0.10 per share) in 2006. Research and development expenses in 2007 decreased to $3.4 million from $10.2 million in 2006. The close of the Virulizin® Phase III clinical trial in 2006 as well as staff reductions resulting from the November 2005 corporate changes (described below) continue to contribute to the decrease in net loss over 2006. We utilized cash of $6.3 million in our operating activities in 2007 compared with $13.1 million in 2006; the lower utilization is consistent with lower research and development activities and lower general and administrative expenses. At the end of 2007 we had cash and cash equivalents and marketable securities of $12.4 million compared to $8.3 million at the end of 2006. As a result of the Arrangement, the Company expects that, subject to the post closing adjustments, it will receive net proceeds of approximately $7 million inclusive of an amount held in escrow.

Selected Annual Financial Data

The following selected consolidated financial data has been derived from, and should be read in conjunction with, the accompanying audited Financial Statements for the year ended May 31, 2007 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit(1)
(amounts in Canadian 000's except for per common share data)

	Years Ended May 31
	2007	2006	2005
REVENUE	$107	$26	$6

EXPENSES
Cost of sales	16	3	1
Research and development	3,384	10,237	14,394
General and administrative	3,848	4,334	5,348
Stock-based compensation	503	1,205	1,475
Depreciation and amortization	402	771	564
Operating expenses	8,153	16,550	21,782
Interest expense on convertible debentures	1,050	882	300
Accretion in carrying value of secured convertible debentures	935	790	426
Amortization of deferred financing charges	110	87	84
Interest income	(503)	(374)	(524)
Loss for the period	9,638	17,909	22,062
Basic and diluted loss per common share	$0.05	$0.10	$0.13
Weighted average number of common shares outstanding used inthecalculationof basic and diluted loss per share	204,860	173,523	172,112
Total Assets	$15,475	$11,461	$27,566
Total Long-term liabilities	$11,937	$11,002	$10,212
(1) On the Arrangement Date, the Company completed the Arrangement.  As a result of the Arrangement, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

Recent Accounting Pronouncements Adopted -Canadian GAAP

No new accounting policies were adopted during the year ended May 31, 2007 under Canadian GAAP.  The following accounting policies were adopted during the year ended May 31, 2006.

Variable interest entities:

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004.  Variable interest entities ("VIEs") refer to those entities that are subject to control on a basis other than ownership of voting interests.  AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.  The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial instruments - disclosure and presentation:

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004.  Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability.  The Company has determined that there is no impact on the consolidated financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Non-monetary transactions:

In June 2005, the CICA released Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006.  This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.  Commercial substance replaces culmination of the earnings process as the test for fair value measurement.  A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity.  Commercial substance is a function of the cash flows expected by the reporting entity.  The Company has not entered into any non-monetary transactions and, as such, this section is not applicable.

Recent Accounting Pronouncements Adopted - U.S. GAAP

Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“ SAB No. 108”), which addresses staff’s views on how uncorrected errors in previous years should be considered when quantifying errors in current financial statements.  SAB 108 requires SEC registrants to consider the effect of all carryover and reversing effects of prior year misstatements when quantifying errors in current year financial statements.  SAB 108 does not change the SEC staff’s previous guidance on evaluating the materiality of errors.  The adoption of SAB No. 108 using the dual method approach for quantifying errors in financial statements effective June 1, 2006 did not have an impact on the Company’s Reconciliation to U.S. GAAP for the year ended May 31, 2007.

Share - Based Payment

On June 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share - Based Payment” (FAS 123(R)), which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair value. The statement eliminates the ability to account for share-based compensation transactions.

The Company adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standards as of June 1, 2006. The consolidated financial statements as of and for Fiscal 2007 reflect the impact of adopting FAS 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the consolidated statement of operations during Fiscal 2007 included compensation expense for stock-based payment awarded prior to, but not yet vested as of June 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosures” (FAS 148) and compensation expense for the stock-based payment awards granted subsequent to May 31, 2006, based on the grant date fair value estimated in accordance with FAS 123(R). As stock-based compensation expense recognized in statement of operations for Fiscal 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates,

As of May 31, 2007, the aggregate intrinsic values for options outstanding and options exercisable is nil as the common stock price as of May 31, 2007 was below the range of exercise prices.

Total unrecognized compensation cost relating to unvested stock options at May 31, 2007, prior to the consideration of expected forfeitures, is approximately $503 thousand and is expected to be recognized over a weighted average period of 1.8 years.

The total intrinsic value of options exercised during the years ended May 31, 2007 and 2006 was $2 thousand and nil, respectively.

As a result of the adoption of FAS 123(R) on June 1, 2006, the Company recorded stock-based compensation of $697 thousand for the year ended May 31, 2007. No stock-based compensation was recorded for the year ended May 31, 2006 as Fiscal 2007 was the first year of FAS 123 (R) adoption.

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

The Company does not currently have any development activities that are close to meeting the criteria under GAAP for deferral and therefore continues to expense all development costs as incurred.  In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

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

The Company, in so determining the valuation parameters for use in the Black Scholes model utilizes generally accepted methodologies for valuing the determinants and, in management’s opinion, sufficiently broad periods in determining share price volatility.  In general, the model assumes immediate vesting.  As the Company’s options currently vest over three years, management considers its valuation to be conservative.   The interest rate used for valuation purposes is the Bank of Canada five year fixed term rate.  Management estimates that a 10% differential in the rate of volatility used in determining the fair value of new options issued in the year under the Black Scholes model would result in an approximately $65 thousand change in expense for the year, alternatively, a one percentage point change in interest rate used in the calculation would result in an approximately  $8 thousand change in expense for the year.   In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

The financial impact of the differences between Canadian and U.S. GAAP as related to Stock-Based Compensation is presented in the Supplementary Information included with the Financial Statements included in this Annual Report.  As discussed therein, applying the Canadian GAAP for stock compensation expense resulted in a approximately $194 thousand lower loss for the year ended May 31, 2007 as compared to the U.S. GAAP methodology. This difference has the impact of increasing the balance of Stock Options and a corresponding increase in the Deficit by $4,201,000 in Shareholders’ Deficiency as of May 31, 2007.

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

The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in our results of operations through the recovery of future income taxes.

As the company continues to incur losses and, based on its current pipeline status, is likely to continue to do so in the near future, management believes that it has not met the criteria under GAAP for inclusion of any amount of future tax assets and has therefore taken a full valuation allowance reserve against such assets.  It is not possible to predict when, how much or if profits will be earned in the future.  In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

In light of the fact that the Company believed that it could not fully utilize a significant portion of its future tax assets prior to their expiry, subsequent to the year-end, it underwent a reorganization that resulted in certain tax attributes not being carried forward to the successor entity.  As a result, the Company will not have available to it approximately $39.8 million of its future tax assets.

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

Lorus does not currently have any significant long-lived assets on its balance sheet.  In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

To date management believes that there have been no material changes to the assumptions used in the preparation of these financial statements that would materially affect the valuations of the above.

Recent Accounting Pronouncements Yet To Be Adopted - Canadian GAAP

The following Recent Accounting Pronouncements under Canadian GAAP have yet to be adopted:

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

Section 3855, Financial Instruments - Recognition and Measurement

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

Section 3861, Financial Instruments - Disclosure and Presentation

Section 3861 discusses the presentation and disclosure of these items.  In December 2006, the Canadian Institute of Chartered Accountants issued Section 3862 Financial Instrument - Disclosures and Section 3863 Financial Instruments - Presentation to replace 3861 Financial Instruments - Disclosure and Presentation.  These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861, before that date.

Recent Accounting Pronouncements Yet To Be Adopted - U.S. GAAP

The following Recent Accounting Pronouncements under U.S. GAAP have yet to be adopted:

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes.  It also requires additional financial statement disclosures about uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006, specifically July 1, 2007 for the Company.  The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007.  Early adoption is permitted subject to certain conditions; however an early adopter must also adopt FASB Statement No. 157 at the same time.  The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

Operating Results

Revenues

Revenues for the year increased to $107 thousand compared with 2006 revenue of $26 thousand and $6 thousand in 2005.  The increase in revenue in 2007 is related to increased laboratory services work performed by Lorus personnel on behalf of other companies.

Research and Development

Research and development expenses totalled $3.4 million in 2007 compared to $10.2 million in 2006 and $14.4 million in 2005. The decrease in spending compared with 2006 and 2005 is due to the close of our Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer in 2006 as well as a reduction in headcount in November 2005.  The ongoing research and development costs relate to the GTI-2040 and GTI-2501 clinical development programs ongoing as well as our small molecule preclinical program.  A significant portion of the Company’s GTI-2040 Phase II testing costs are covered by the US NCI with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs, thus reducing our overall research and development costs.

Costs incurred during the current period and to date are summarized in Note 10 to the Financial Statements.  In respect of future costs to be incurred on the Company’s principal pipeline products:

Immunotherapy:

Since the completion of its Virulizin® project, the Company has not expended, nor does it intend to expend, significant resources on this project into the future unless it establishes a partnership relationship to investigate certain secondary indications identified in the previous Phase III study.

Antisense:

The Company expects that certain of its development projects currently  in Phase I within the GTI-2040 platform could be completed as early as 2011.  Overall, the antisense project involves investigating several indications all of which are in various stages of development.  As development progresses, the Company will focus on those indications providing the best probability for success, each having its own timeline for completion and cost budget.  As such the outcome of any one or series of activities cannot be determined and therefore costs and timing of completion cannot be determined at this time.

Small Molecule:

The Company’s small molecule project is in the early research stage and while it has identified certain possible indications, it has not established a firm development path and therefore timing to complete this project and costs cannot be estimated.

The Company continues to monitor and assess its development schedules with a view to identifying those indications with the most probable likelihood for success within the financial resources available to it currently and in the foreseeable future.  There always exists the risk that the indications will not result in a feasible drug therapy or a drug therapy having sufficient financial return and will have to be abandoned.   The Company’s strategy is to investigate a number of indications within each platform group to diversify its risk should a certain indication need to be abandoned.  As per the discussion in the Risk Factors, Item 3 D, there exists the risk that none of the Company’s development activities will result in an effective drug therapy or a financially feasible return to the Company, in which case there would be a significant and material impact on the Company’s ability to finance future development activities through existing or future financing activities.

Given its early stage development activities in a variety of indications, it is not currently possible to predict when the Company expects material cash inflows from its development activities.

General and Administrative

General and administrative expenses totalled $3.8 million in 2007 compared to $4.3 million in 2006 and $5.3 million in 2005.  The decrease in general and administrative costs is the result of staff reductions, and a continued focus on lowering costs in all areas of the business. The cost savings realized during the current year is partially offset by charges incurred under the mutual separation agreement entered into with Dr. Jim Wright discussed under “Corporate Changes” below.

Stock-Based Compensation

Stock-based compensation expense totalled $503 thousand in 2007 compared with $1.2 million in 2006 and $1.5 million in 2005.  The decrease in stock-based compensation expense in 2007 is the result of reduced fair values on the stock options issued, due to a decline in our stock price, as well as a significant number of unvested options that were forfeited during the year, reducing the overall expense.

During 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of the options they held at the existing exercise prices or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise prices of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options during the quarter ended February 28, 2006.  The 2005 expense represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208 thousand recorded in the second quarter of 2005 representing the increase in value attributed to the shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

Depreciation and Amortization

Depreciation and amortization expenses decreased to $403 thousand in 2007 as compared to $771 thousand in 2006 and $564 thousand in 2005.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during fiscal 2007 and 2006. In 2006, the Company took a write-down of $250 thousand on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the fair value of the underlying assets.

Interest Expense

Non-cash interest expense was $1.0 million in 2007 compared with $882 thousand in 2006 and $300 thousand in 2005.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The increase in interest expense in 2007 compared with 2006 is a function of higher interest rates due to increases in the prime rate in late 2006.  In 2005, the interest accrued based on the cash advanced beginning October 6, 2004 when the first tranche of $5 million was advanced through to May 31, 2005 when the entire $15.0 million had been advanced. All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of the Company’s secured convertible debentures amounted to $935 thousand in 2007 compared with $790 thousand in 2006 and $426 thousand in 2005.  The accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  The increase in expense in 2007 compared with 2006 is due to higher effective rate of interest.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges totalled $110 thousand in 2007 compared with $87 thousand in 2006 and $84 thousand in 2005. The deferred financing charges relate to the convertible debenture transaction and will be amortized using the effective interest rate method over the five-year life of the debt commencing October 6, 2004.

During the year, the Company incurred approximately $1.3 million in deferred arrangement costs associated with negotiating the arrangement agreement outlined below (see “Subsequent Events”).  The agreements were completed and signed in July, 2007.  These costs will be netted against proceeds from the arrangement in the first quarter of fiscal 2008.

Interest and Other Income

Interest income totalled $503 thousand in 2007 compared to $374 thousand in 2006 and $524 thousand in 2005. The increase from 2006 to 2007 is due to a higher average cash and marketable securities balances in 2007 and by higher interest rates during 2007.  Higher average cash and marketable securities balances were primarily a function of the funds received as part to of the August 2006 private placements.

Loss for the Year

Net loss for the year decreased to $9.6 million or $0.05 per share in 2007 compared to $17.9 million or $0.10 per share in 2006 and $22.1 million or $0.13 per share in 2005.  The decrease in net loss in 2007 compared with 2006 is due to lower research and development costs resulting from the close of our Virulizin® Phase III clinical trial as well as staff reductions due to corporate changes, lower general and administrative costs due to staff reductions and lower legal, consulting and investor relations charges, depreciation and amortization and higher interest income and offset by higher accretion costs.  The decrease in net loss in 2006 compared with 2005 is primarily due to lower research and development costs resulting from the wind down of the Phase III Virulizin® clinical trial.

Corporate Changes

Dr. Jim Wright resigned as the President and Chief Executive Officer effective September 21, 2006.  The Company accrued a liability based on a mutual separation agreement executed during the year.  As a result, we recorded severance compensation expense of $500 thousand recorded in general and administrative expense.   All amounts payable under the mutual separation agreement were paid during the third quarter of fiscal 2007.

 In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.  As a result, the Company recorded severance compensation expense for former employees of $557 thousand.  Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense.  Accounts payable and accrued liabilities at May 31, 2006 includes severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $154 thousand that were paid out by December 2006.

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

Research and development expenses have decreased throughout 2007 in comparison with the same quarters in the prior year.  This reduction is due to the close of our Phase III Virulizin® clinical trial as well as corporate changes in November 2005 to reduce headcount.

General and administrative expenses have remained relatively consistent across quarters in the current fiscal year with the exception of an increase for the quarter ended November 30, 2006 due to severance charges relating to the mutual separation agreement executed in September 2006 as described in the Corporate Changes section, above.  Expenditures have continued to decline since Q2 2007 due to reduced headcount as well as reduced consulting, patent costs and investor relation costs.

Net loss decreased in Q3 and Q4 of 2007 as the result of reduced research and development and general and administrative expenditures.

	Fiscal 2007 Quarter Ended				Fiscal 2006 Quarter Ended
(Amounts in 000’s except for per common share data)	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005	Aug. 31, 2005
Revenue	$40	$37	$23	$7	$14	$5	$6	$1
Research and development	259	672	1,122	1,331	1,353	2,296	2,631	3,957
General and administrative	820	833	1,407	788	730	909	1,619	1,076
Net loss	(1,689)	(2,062)	(3,117)	(2,770)	(2,970)	(4,095)	(5,102)	(5,742)
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.03)	$(0.03)

Cash used in operating activities	$(89)	$(1,805)	$(2,585)	$(1,814)	$(1,940)	$(3,956)	$(2,360)	$(4,809)

Outstanding Share Data

As at November 15, 2007, the Company had 214,356,114 common shares issued and outstanding. In addition, the Company had issued and outstanding 15,051,338 stock options to purchase an equal number of common shares, and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

At May 31, 2007, the Company recorded the repurchase of its 3,000,000 warrants in accordance with the terms of an agreement with the Company’s convertible debenture holder for $252,000 as related to the Arrangement that closed July 10, 2007.  The amount was set up as a liability and the difference between the carrying value of the warrants and the amount paid was been credited to contributed surplus.

B.           Liquidity and capital resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We continue to leverage the ongoing costs of the six GTI-2040 Phase II clinical trials through work being done by the US NCI at its cost.  These trials are currently in the late stages of completion; Lorus intends to continue an expanded GTI-2040 trial at its own cost.  The Company has sufficient GTI-2040 drug to support ongoing trials.  The Company is currently in the assessment phase of results from its GTI-2501 Phase II clinical trial and is not incurring significant costs thereon.  We will continue the development of our small molecule program from internal resources until their anticipated completion.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

We believe our current level of cash and marketable securities are sufficient to execute our current planned expenditures for the next twelve months.

Operating Cash Requirements

Lorus utilized cash in operating activities of $6.3 million in 2007 compared with $13.1 million in 2006 and $18.7 million in 2005.  The decrease in cash used in operating activities in 2007 is due to lower research and development and general and administrative expenses, as described above and higher interest income.  The significant decrease in cash used in operating activities in 2006 compared with 2005 is due to lower research and development expenses, offset by lower interest income.

Cash Position

At May 31, 2007, Lorus had cash and cash equivalents and marketable securities totaling $12.4 million compared to $8.3 million at the end of 2006. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash and cash equivalents and marketable securities having maturities of less than one year) at May 31, 2007 was $6.2 million as compared to $5.8 million at May 31, 2006.  Subsequent to year-end, the Company completed the Arrangement that resulted in approximately $8.5 million in additional cash for Lorus, subject to a $600,000 holdback and post closing adjustments, not including the costs.  The Company estimates that the net proceeds after costs of the Arrangement and including the amount held in escrow will be approximately $7 million.  Also as a condition of the transaction, the holder of Lorus’ $15.0 million secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

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

Financing

On July 10, 2007, the Company completed the Arrangement that had the effect of providing the Company with non-dilutive financing of $8.5 million in additional cash for New Lorus, subject to a $600,000 holdback, a post closing adjustment and not including the costs of the transaction.  As a result, the Company expects that, subject to the post closing adjustments, net proceeds of the transaction will be approximately $7 million inclusive of the amount held in escrow to be received in July 2008. See “Subsequent Events”, below.

On July 13, 2006 the Company entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (High Tech) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.  The transaction closed on August 31, 2006. In connection with the transaction, High Tech received demand registration rights that will enable High Tech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights expire on June 30, 2012. In addition, High Tech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, High Tech held approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5.0 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on September 1, 2006.

In 2007, Lorus issued common shares on the exercise of stock options for proceeds of $22 thousand (2006, nil, 2005 $112 thousand).

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2007, the Company has issued 3,726,000 in settlement of $1.0 million in interest compared with 2,153,000 common shares in settlement of $882 thousand in interest in the previous year.

The $15.0 million principal amount of debentures is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

The Company issued to the debt holder 3,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.  These warrants were repurchased by the Company subsequent to the year-end as part of the Arrangement.

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant. In 2004, Lorus issued common shares on the exercise of stock options for proceeds of $171 thousand

Use of Proceeds

In our prospectus dated August 11, 2006 related to the subscription of shares by High Tech, the Company indicated that proceeds from the financing would be used as follows: $8.6 million to fund the development of our product candidates, and the balance for working capital and general corporate purposes. Since the date of receipt of funds, the Company has incurred $1.2 million in research and development expenses on our immunotherapy and small molecule programs and $1.1 million on preliminary and discovery programs.

Subsequent Events

On July 10, 2007 Old Lorus and the Company completed a plan of arrangement and corporate reorganization with, among others, Investor and Pinnacle International Lands, Inc. (the Arrangement).

As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of the subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus directly or indirectly, to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus on a one-for-one basis (the “Exchange”) and the board of directors and management of Old Lorus continued as the board of directors and management of Company.  Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX), and continues to specialize in the discovery, research and development of pharmaceutical products and technologies that were previously being performed by Old Lorus.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and the Investor acquired from Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares by making an aggregate cash payment to New Lorus and the Selling Shareholders equal to approximately $8.5 million on closing of the transaction less, in the case of Lorus, an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus was distributed to the shareholders of Lorus who were not residents of the United States on a pro-rata basis, and shareholders of Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, Lorus was not related to Old Lorus, which was subsequently renamed 4325231 Canada Inc. (now Global Summit Real Estate Inc.).

As a condition of the agreement, High Tech Beteiligungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to the Investor the voting common shares to be received by them under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.  The proceeds received by the Selling Shareholders was nominal.

Also as a condition of the Arrangement, the holder of Old Lorus’ secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

Following the Arrangement, the Company has approximately $7.0 million in unrecognized future tax benefits resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets.

Under the Arrangement, Lorus and its subsidiaries indemnified Old Lorus and its directors, officers and employees against any and all liabilities, losses, costs, expenses, claims and damages, other than for certain tax liabilities related to the operations carried out by Old Lorus prior to and by the Company subsequent to the transfer of assets, liabilities and operations to the Company.

Subsequent to the Arrangement and as disclosed in the consolidated financial statements (note 16), on July 10, 2007, certain transactions took place between 4325231 Canada Inc., the shell company of Lorus and the Investor.  4325231 Canada Inc. issued 294 million additional non-voting common shares for gross proceeds of $1.2 million and acquired certain limited partnership units for a total purchase price of $1.2 million.  These transactions are not part of Lorus as a continuing entity.

In addition, subsequent to the year-end, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and Dr. Wright in relation to his options earned as president and chief executive officer.  These transactions result in modification of the terms of the original awards, and the incremental compensation expense relating to the modified options will be accounted for in the second quarter ended November 30, 2007.

Also subsequent to the year-end, the Company received a statement of claim in respect of a dispute with a former employee. It is currently not possible to determine the outcome of such action or the amount of settlement if any, but the Company believes that the suit is without merit and will defend the action vigorously.  No provision has been made in the consolidated financial statements.

C.           Research and development, patents and licenses, etc.

Certain information concerning research and development and intellectual property is set forth in Item 4, "Information of the Company".

D.           Trend information

The Company does not currently know of any material trends that would be material to our operations.

E.           Off-balance sheet arrangements

As at May 31, 2007, we have not entered into any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

As at May 31, 2007, we had contractual obligations requiring annual payments as follows:

(Amounts in 000s)
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	118	8	-	-	126
Convertible Debentures[1]	-	15,000	-	-	15,000
Total	118	15,008	-	-	15,126

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00 per share.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.    The convertible debentures bear interest at the rate of prime plus 1% per annum, payable monthly in common shares until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder.

All research and development activities under the Company’s current license agreements and collaboration agreements are in the early stage research or development in a variety of indications; therefore, any payment obligations, if any, and the timing thereof under these agreements cannot be reasonably predicted.    In relation to the Company’s GTI-2040 project, it has previously incurred the drug manufacturing cost and is supplying the drug out of existing supply.

Reference Information
Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as of May 31, 2007.  In addition, such information is provided for directors elected to the board of directors after May 31, 2007.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, an Environmental, Health and Safety Committee, a Corporate Governance and Nominating Committee and a Compensation Committee the members of each such committee are shown below.  As at May 31, 2007, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 59,995,700 common shares or approximately 28% of our outstanding common shares.

The Corporation currently has nine directors,  Messrs. Graham Strachan, Don Paterson and Michael Moore did not stand for re-election as directors at the Company’s annual meeting in September 2007.

Name and Province/State and Country of Residence	Position	Director or Officer Since

J. Kevin Buchi(1) Pennsylvania, United States	Director	December 2002

Donald W. Paterson(1)(3)(5) Ontario, Canada	Director	July 1991

Alan Steigrod(2) Florida, United States	Director	May 2001

Georg Ludwig(2) Eschen, Liechtenstein	Director	September 2006

Name and Province/State and Country of Residence	Position	Director or Officer Since

Michael Moore(2)(5) Surrey, United Kingdom	Director	September 2006

Graham Strachan(1))(3)(4)(5) Ontario, Canada	Chairman, Director	May 2001

Dr. Jim Wright Ontario, Canada	Director, Former President and Chief Executive Officer, Director	October 1999

Dr. Aiping Young(4) Ontario, Canada	President and Chief Executive Officer, former Chief Operating Officer	October 1999

Elizabeth Williams Ontario, Canada	Director of Finance and Acting Chief Financial Officer	November 2005

Directors elected subsequent to the year-end:
HERBERT ABRAMSON Ontario, Canada	Director	July 2007

DR. DENIS BURGER Oregon, United States	Chairman, Director	September 2007

SUSAN KOPPY California, United States	Director	September 2007

Dr. Mark vincent Ontario, Canada	Director	September 2007
    (1)      Member of Audit Committee at May 31, 2007.
    (2)      Member of the Compensation Committee at May 31, 2007.
    (3)      Member of the Corporate Governance and Nominating Committee at May 31, 2007.
    (4)      Member of Environment, Health and Safety Committee at May 31, 2007.
    (5)       Director did not stand for re-election at the annual general meeting in September 2007.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

J. Kevin Buchi: Mr. Buchi is Executive Vice President and Chief Financial Officer of Cephalon Inc., an international biopharmaceutical company.  Mr. Buchi is responsible for finance, accounting, manufacturing and information systems and has been involved in raising significant financing for Cephalon. He is a certified public accountant and has received a master’s degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Donald W. Paterson:  Mr. Paterson is President of Cavandale Corporation, a corporation principally engaged in providing strategic corporate consulting to emerging growth companies within the technology industry.

Alan Steigrod:  Mr. Steigrod is Managing Director of Newport Healthcare Ventures, a consulting firm for the healthcare industry, located in Newport Beach, California.

Georg Ludwig:  Mr. Ludwig is Managing Director of ConPharm Anstalt, a consulting and managment company for life science funds, located in Lechteinstein.

Michael Moore: Mr. Moore is Chief Executive Officer, Piramed Limited, a biopharmaceutical specializing in new classes of small molecule anti-tumour agents.

Graham Strachan:  Mr. Strachan is President of GLS Business Development Inc., a life-science consulting firm located in Etobicoke, Ontario.

Dr. Jim Wright:  Dr. Wright is presently Chief Executive Officer of NuQuest Bio Inc.  Dr. Wright co-founded GeneSense Technologies Inc. in 1996, and served as Lorus' President, Chief Scientific Officer and a member of the Board of Directors in October 1999 on a merger with GeneSense.  In September 2006 he stepped down as the President and Chief Executive Officer of Lorus.

Dr. Aiping Young:  Dr. Young has been our President and Chief Executive Officer since September 21, 2006 and was a cofounder with Dr. Wright of GeneSense Technologies Inc.  Dr. Young previously held the position of Chief Operating Officer, Senior Vice President, Research and Development and Chief Technical Officer at Lorus.

Elizabeth Williams: Prior to joining Lorus in July 2004, Ms. Williams was an Audit Manager with Ernst and Young LLP.  Ms. Williams is a chartered accountant and has received a bachelor’s degree in business administration.   Ms. Williams lectured on introductory auditing at Wilfrid Laurier University during 2005.

Directors elected subsequent to the year-end

Herbert Abramson:  Mr Abramson is currently Chairman, CEO and Portfolio Manager, Trapeze Capital Corp., an investment dealer/portfolio manager and Chairman and Portfolio Manager, Trapeze Asset Management Inc., an investment counsellor.

Dr. Denis Burger: Dr Burger is currently lead independent director of Trinity Biotech plc., a developer, manufacturer of clinical diagnostic products and is past Chairman and CEO of AVI BioPharma, Inc. a  biopharmaceutical using gene-targeted therapeutics to interfere with ribosomal translation.

Susan Koppy: Ms. Koppy is currently Senior Vice President Corporate & Business Development, Idenix Pharmaceuticals, Inc, a fully integrated anti-viral therapeutic company.  Prior to that, Ms Koppy was VP Strategy and Business Development, Applied Biosystems, a life sciences tools company and prior to that, Business Development Director, Novartis Pharmaceuticals,  a biopharmaceutical company focused on the development of a wide range of drug therapies.

Dr. Mark Vincent: Dr Vincent is currently Chief Executive Officer, Sarissa Inc. a biotechnology company focused on development of targeted products for the therapeutic manipulation of gene expression.

The following table outlines other reporting issuers that Board members are directors of:

Director or Nominee Director	Reporting Issuer

Herbert Abramson(2)	St Andrew Goldfields Ltd.
J. Kevin Buchi	Encysive Pharmaceuticals
Dr. Denis Burger(2)	Trinity Biotech plc
Susan Koppy(2)	-
Georg Ludwig	-
Michael Moore(1)	-
Donald W. Paterson(1)	ANGOSS Software Corporation NewGrowth Inc. Homeserve Technologies Inc. Utility Corporation
Alan Steigrod	Sepracor Inc.
Graham Strachan(1)	Amorfix BiotechnologiesInc. Ibex Technologies Inc.
Dr. Mark Vincent(2)	-
Dr. Jim A. Wright	-
Dr. Aiping Young	-

(1)	Did not stand for re-election at the Company’s annual and special meeting of shareholders.
(2)	Elected at the Company’s annual and special meeting of shareholders subsequent to the year-end.

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

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)(1)	All Other Compensation ($)

Dr. Aiping Young President and Chief Executive Officer, former Chief Operating Officer	2007 2006 2005	286,269 259,692 222,697	41,250 32,000 46,125	Nil Nil Nil	2,312,496 1,194,144 250,000	Nil Nil Nil
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	2007 2006 2005	87,152 88,631 84,163	7,565 7,000 7,990	Nil Nil Nil	139,739 228,035 52,388	Nil Nil Nil
Dr. Jim A. Wright Former President and Chief Executive Officer	2007 2006 2005	108,814 345,442 313,586	131,070 53,000 95,760	Nil Nil Nil Nil	(265,000) 947,500 228,000	584,630 Nil Nil
Mr. Paul Van Damme(3) Former Chief Financial Officer	2007 2006 2005	Nil 152,654 Nil	Nil 35,030 Nil	Nil Nil Nil	Nil Nil 202,500	Nil 74,633 37,000

___________

(1)	Options granted are net of forfeitures.
(2)	Dr. Wright resigned from his position on September 21, 2006. The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Dr. Wright.
(3)	Mr. Van Damme resigned from his position on November 9, 2005. The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Mr. Van Damme.

Directors’ Compensation

During the fiscal year of Old Lorus ended May 31, 2007, each director who was not an officer of the Corporation was entitled to receive 50,000 stock options (the Chair received 100,000) and, at his election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation (the "Board") committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee, Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee received an annual fee of $5,000 per committee.

In September 2006, stock options to purchase 400,000 common shares at a price of $0.30 per share expiring September 20, 2016 were granted, in aggregate, to our directors. These options vested 50% upon issuance and the remaining 50% will vest after one year. In addition, Old Lorus reimbursed the directors for expenses incurred in attending meetings of the Board and committees of the Board.

Directors are entitled to participate in our Deferred Share Unit Plan. See "Equity Compensation Plans  - Directors' and Officers' Deferred Share Unit Plan".

Management Contracts

Under the employment agreement with Dr. Aiping Young dated September 21, 2006, Dr. Young is President and Chief Executive Officer of the Corporation at an annual salary of $300,000. This agreement provides for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. If within 18 months of a change of control of Lorus, Dr. Young's employment is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years’ of her basic salary plus one month salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).

Dr. Young will also be entitled to benefits coverage for the severance period or a cash payment in lieu thereof. The employment agreement provides that the Corporation may at any time assign Dr. Young to perform other functions that are consistent with her skills, experience and position within the Corporation. Dr. Young reports directly to the Board. The bonus and options allocation of the President and Chief Executive Officer is determined by the Board and is awarded based 100% on achievement of corporate objectives. Ms. Young is entitled to five weeks annual vacation pro rated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Ms. Elizabeth Williams dated May 31, 2004, Ms. Williams' position is Director of Finance of the Corporation for an annual salary of $124,000. This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended to the Board by the Chief Executive Officer. Ms Williams is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2007 were as set out in the above Summary Compensation Table.

The following table sets forth certain details as at the end of the last fiscal year ended May 31, 2007 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

The following table sets forth certain details as at the end of the fiscal year of Old Lorus, ended May 31, 2007 and at November 15, 2007 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of common shares to be issued upon exercise of outstanding options (a)			Number of common shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total Stock Options outstanding and available for Grant (a) + (c)
Plan Category	Number	% of common shares outstanding	Weighted- average exercise price of outstanding options (b)	Number	% of common shares outstanding	Number	% of Common shares outstanding

Equity compensation plans approved by Shareholders	12,987,431	6.1	$0.59	18,800,951	8.9	31,788,382	15%
Equity compensation plans approved by Shareholders (November 15, 2007)	15,051,338	7.0	$0.52	16,842,843	8.0	31,894,181	15%

Equity Compensation Plans

Our original stock option plan was established in the 1993 Plan; however, due to significant developments in the laws relating to share option plans and our then future objectives, in November 2003 we created the 2003 Plan, ratified by our shareholders, pursuant to which all future grants of stock options would be made.

On January 1, 2005, the TSX amended its rules (the "TSX Rules") to provide that, among other things, the maximum number of shares issuable under a stock option plan of a TSX issuer may be a rolling number based on a fixed percentage of the number of outstanding shares of such issuer from time to time. Previously, the TSX Rules required a stock option plan to have a fixed number of shares issuable thereunder. The amended TSX Rules require that a stock option plan with a rolling maximum be approved by the shareholders of an issuer every three years.

At our annual meeting held on September 13, 2005, shareholders of the Corporation approved an amendment to the Stock Option Plans to provide that the number of shares available for issue is a rolling rate of 15% of the issued common shares of the Corporation. Shareholders also approved amendments to remove all prior limits on grants of options and issuance of common shares to any one individual and for individual insiders under the 1993 Stock Option Plan and 5% limits for individual insiders under the 2003 Stock Option Plan, and to replace such limits with the 10% limit for insiders as a group as provided under the amended TSX Rules.

The 1993 Plan and 2003 Plan were continued as stock option plans of the Corporation in connection with the Arrangement.

1993 Plan

Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries. The total number of options issued under the 1993 Plan is 3,635,534. This represents 1.7% of the Corporation's issued and outstanding capital as at November 15, 2007. As of November 2003, option grants were no longer made under the 1993 Plan. Therefore, no further options are issuable under the 1993 Plan. The total number of common shares issuable under actual grants pursuant to the1993 Plan is 3,635,534, being 1.7% of the Corporation's issued and outstanding capital as at November 15, 2007.

The number of common shares issuable to insiders, at any time, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The number of shares issued to insiders, within any one year period, under the 2003 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The maximum percentage of common shares reserved for issuance to any one person is 5% of the issued and outstanding common shares of the Corporation. The exercise price of options granted under the 1993 Plan was established by the Board on the basis of the closing market price of common shares of the Corporation on the TSX on the last trading day preceding the date of grant. If such a price was not available, the exercise price was to be determined on the basis of the average of the bid and ask for the common shares on the TSX on the date preceding the date of grant. The vesting period of options was determined by the Board at the time of granting the option. The term of options granted under the 1993 Plan and outstanding as of October 7, 2004 is 10 years from the date of grant.

If an option holder ceases to be an officer, director, continuing consultant or employee of the Corporation or a subsidiary, each unexpired, vested option may be exercised within 3 months of the date of cessation. In the event of the death of an optionee, each unexpired, vested option may be exercised within 9 months of the option holder's date of death.

Options granted under the 1993 Plan are not transferable. Currently, the 1993 Plan may be amended by the Board subject to regulatory approval in certain circumstances.

2003 Plan

Under the 2003 Plan, options may be granted to employees, officers, directors or consultants of the Corporation as well as employees of an affiliate of the Corporation or consultants of a related entity of the Corporation. The total number of options issued under the 2003 Plan is 11,415,804. This represents 5.3% of the Corporation's issued and outstanding capital as at November 15, 2007. The total number of shares issuable under the 2003 Plan is 31,894,181. This represents 15% of the Corporation's issued and outstanding capital as at November 15, 2007.  The total number of common shares issuable under actual grants pursuant to the 2003 Plan is 11,415,804 being 5.3% of the Corporation's currently issued and outstanding capital as at November 15, 2007.

The maximum number of common shares reserved for issuance to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation is 10% of the issued and outstanding common shares of the Corporation. The maximum number of common shares that may be issued to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation within a 12 month period is 10% of the issued and outstanding common shares of the Corporation. The maximum number of common shares reserved for issuance to any one person is 5% of the issued and outstanding common shares of the Corporation. The exercise price of options granted under the 2003 Plan is established by the Board and will be equal to the closing market price of the common shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the 2003 Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant.

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable 3 months after the option holder's termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation's notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

Options granted under the 2003 Plan are not assignable. Currently, the 2003 Plan may be amended by the Board subject to regulatory and shareholder approval in certain circumstances.

During the period June 1, 2006 to May 31, 2007, options to purchase 5,318,000 common shares were granted under the 2003 Plan at exercise prices between $0.27 and $0.33 per common share. During the year ended May 31, 2007, we granted options to employees, other than executive officers of the Corporation, to purchase 2,183,067 common shares, being 41% of the total incentive stock options granted during the year to employees and executive officers.

Performance Based Compensation Plans

Executive officers of the Corporation are eligible to participate in a performance related compensation plan (the "Compensation Plan"). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase common shares under our 2003 Plan. The potential annual cash bonus and annual granting of options to each executive officer are conditional upon the achievement by the Corporation and each executive officer of predetermined objectives reviewed by the Compensation Committee and approved by the Board. See "Compensation Committee" and "Report on Executive Compensation".

Employee Share Purchase Plan

In November 2004, the Board adopted the Employee Share Purchase Plan ("ESPP"), effective January 1, 2005. For the year ended May 31, 2007 a total of 69,000 common shares had been purchased by employees under the ESPP at prices per share between $0.23 and $0.35 per common share and a weighted average purchase price of $0.26. During fiscal 2007, no executive officers purchased shares under the ESPP. The purpose of the ESPP is to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase common shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

The Employee Share Purchase Plan was adopted by the Corporation in connection with the Arrangement.

Deferred Profit Sharing Plan

We have a Deferred Profit Sharing Plan ("DPSP") matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee's Group RRSP account up to a maximum of 3% of the employee's gross earnings. We began making contributions to the employees' Group Retirement Savings Plan in fiscal 1998. Beginning February 2001, our contributions have been paid into an employer-sponsored DPSP.

Directors' and Officers' Deferred Share Unit Plan

We have a deferred share unit plan for directors and officers (the "Deferred Share Unit Plan"). Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their annual fees for acting as a director ("Annual Fees") from us in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our shareholders, in its discretion recommend the Corporation credit to each participating director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the common shares. The fair market value of the common shares is determined as the closing price of the common shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the stock exchanges or other market(s) upon which the common shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the "Regulatory Authorities").

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

The Deferred Share Unit Plan was adopted by the Corporation in connection with the Arrangement.

Option Grants During Fiscal Year 2007

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended May 31, 2007:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. Aiping Young President and Chief Executive Officer, Former Chief Operating Officer	75,000(1) 1,000,000(2) 500,000(3) 1,000,000(4)	1.40 18.80 9.40 18.80	0.33 0.27 0.27 0.27	0.33 0.27 0.27 0.27	July 28, 2016 October 5, 2016 October 5, 2016 October 5, 2106
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	159,848(1)	3.00	0.33	0.33	July 28, 2016
Dr. Jim A. Wright Former President and Chief Executive Officer	50,000(5)	0.90	0.30	0.30	Sept. 20, 2016

___________

(1)
These options were granted on July 29, 2006 in respect of corporate and personal performance during the year ended May 31, 2006. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversaries of the date of granting.

(2)	Options granted upon entering into Employment Agreement. The options vested upon granting.
(3)
These options to purchase common shares are incentive options. The options vest upon the attainment of specific undertakings based on certain corporate performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline.

(4)
These options to purchase common shares are incentive options. The options vest upon attainment of certain share price performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline.

(5)	These options were granted by virtue of Dr. Wright's role as director. No options were granted in reference to his role as a President and Chief Executive officer.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)Nil	Unexercised Options/SARs at May 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2007 ($) Exercisable/ Unexercisable

Dr. Aiping Young President and Chief Executive Officer Former Chief Operating Officer	Nil	Nil	2,890,255/1,617,187	0/0
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	299,802/120,360	0/0
Dr. Jim A. Wright Former President and Chief Executive Officer	Nil	Nil	2,447,500/25,000	0/0

C.           Board Practices

Lorus is authorized to have a board of at least one director and no more than ten.  Lorus currently has nine directors.  Directors are elected for a term of about one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal.  Each officer serves at the discretion of the Board or until an earlier resignation, death or removal.  There are no family relationships among any of our directors or officers.

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and an Environment, Health and Safety Committee.

The members of these committees are as follows to September 19, 2007:

Audit Committee:	J. Kevin Buchi, Donald W. Paterson and Graham Strachan
Compensation Committee:	Alan Steigrod, Georg Ludwig and Michael Moore
Nominating and Corporate Governance Committee:	Donald W. Paterson, Graham Strachan and J. Kevin Buchi
Environment, Health and Safety Committee:	Graham Strachan and Dr. Aiping Young

The members of these committees effective September 19, 2007 are as follows:

Audit Committee:	J. Kevin Buchi, Dr. Denis Burger and Alan Steigrod
Compensation Committee:	Alan Steigrod, Dr Denis Burger and Susan Koppy
Nominating and Corporate Governance Committee:	Herbert Abramson, J. Kevin Buchi, and Susan Koppy
Environment, Health and Safety Committee:	Dr. Mark Vincent, Dr. Jim Wright and Dr. Aiping Young

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. During the period from June 1 to September 21, 2006 the Compensation Committee was comprised of three independent directors, Mr. Steigrod, Mr. Strachan and Mr. Buchi.  From September 21, 2006 to September 19, 2007, the Compensation  committee was comprised of Mr. Steigrod, Mr. Ludwig and Dr. Moore. Dr. Moore acted as interim chair of the Compensation Committee. The Compensation Committee met once during the above period.  The current Compensation Committed is comprised of  Mr. Steigrod (Chairman), Dr Burger, and Susan Koppy.

Compensation Objectives and Philosophy

The Compensation Committee's mandate is to review, and advise the Board on, the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 2003 Stock Option Plan, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee regarding executive officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented executive officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of our executive officers and our shareholders. The key components of executive officer compensation are base salary, potential annual cash bonuses and annual participation in the 2003 Stock Option Plan.

Audit Committee

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

The current audit committee is comprised of Mr Buchi, Mr. Steigrod and Mr. Burger.  Messrs. Steigrod and Burger each have significant experience in reading and analyzing financial statements.  We believe that all members of the current audit committee qualify as “independent” as that term is defined in the relevant Canadian and United States securities laws and stock exchange rules relating to the composition of the audit committee.

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

D.           Employees

As at May 31, 2007, we employed 27 full-time persons and three part-time person in research and drug development and administration activities. Of our employees, eight hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan, which was established in 2005.

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

None of our employees is unionized, and we consider our relations with our employees to be good.

E.           Share Ownership

The following table sets forth information regarding beneficial ownership of our common shares as of November 15, 2007, by our officers and directors individually and as a group.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Dr. Jim A. Wright	4,439,541	2.07%
Dr. Aiping H. Young	37,803	0.00%
Elizabeth Williams	6,852	0.00%
Michael Moore(1)	Nil	0.00%
Georg Ludwig(3)	29,090,000	13.57%
Donald Paterson(1)	125,260	0.06%
Graham Strachan(1)	10,000	0.00%
Alan Steigrod	10,000	0.00%
J. Kevin Buchi	50,000	0.02%
Herbert Abramson(2)(4)	25,946,625	12.10%
Dr. Denis Burger(2)	59,620	0.02%
Susan Koppy(2)	Nil	0.00%
Dr. Mark Vincent(2)	Nil	0.00%
All directors and executive officers as a group	59,995,701	27.89%

(1)	Director did not stand for re-election at the annual general meeting in September 2007
(2)	Elected subsequent to the year-end
(3)	Mr. Ludwig is deemed to control the shares held by High Tech in his capacity as managing director of High Tech.
(4)	In addition to shares held personally, Mr. Abramson is deemed to control the shares held by Technifund Inc. in his capacity as sole owner of Technifund.

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

On July 13, 2006, Lorus entered into a share purchase agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million.  The transaction closed on August 30, 2006.  Subsequent to that date, High Tech indirectly acquired an additional 290,000 common shares.  As of November 15, 2007 based solely on public filings with securities regulators, High Tech holds approximately 14% of the issued and outstanding common shares of Lorus.  As part of the Arrangement,  High Tech agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by the High Tech were nominal.

On July 24, 2006 Lorus entered into a share purchase agreement with Technifund Inc. (“Technifund”) to issue, on a private placement basis, 5,000,000 common shares at $0.36 for gross proceeds of $1,800,000.    As of November 15, 2007 based solely on public filings with Security regulators, Mr. Abramson (directly or indirectly through Technifund) holds approximately 12% of the issued and outstanding common shares of Lorus.  As part of the Arrangement, Mr. Abramson and Technifund agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by the Technifund were nominal.

B.           Related Party Transactions

See Item 7.A.

In 2007, other than the reorganization completed on July 10, 2007, we did not enter into any transactions with related parties.  In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third-parties such as contract manufacturing organizations, contract research organizations, and other research organizations. These relationships are with non-related third-parties and occur at arm's length and on normal commercial terms.

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

A.           Offer and Listing details

Not applicable, except for Item 9A (4).

Price Range of Common Stock and Trading Markets

Our common shares are currently listed on the TSX under the symbol “LOR” and on the AMEX under the symbol “LRP”.  The following table sets out the price ranges and trading volumes of our common shares on the TSX and Amex for the periods indicated:

	American Stock Exchange/Amex (US$)		Toronto Stock Exchange/TSX (CDN$)
Five most recent full fiscal years:	High	Low	High	Low
Year ended May 31, 2007	0.34	0.14	0.39	0.22
Year ended May 31, 2006	0.79	0.19	0.92	0.22
Year ended May 31, 2005	0.70	0.45	0.94	0.57
Year ended May 31, 2004	1.09	0.60	1.47	0.83
Year ended May 31, 2003	1.40	0.18	2.04	0.31

Year ended May 31, 2007	0.34	0.14	0.39	0.22
Quarter ended May 31, 2007	0.27	0.22	0.33	0.25
Quarter ended February 28, 2007	0.34	0.14	0.39	0.22
Quarter ended November 30, 2006	0.31	0.19	0.34	0.22
Quarter ended August 31, 2006	0.34	0.25	0.39	0.28

Year ended May 31, 2006	0.79	0.19	0.92	0.22
Quarter ended May 31, 2006	0.36	0.30	0.42	0.34
Quarter ended February 28, 2006	0.42	0.19	0.49	0.22
Quarter ended November 30, 2005	0.79	0.22	0.92	0.25
Quarter ended August 31, 2005	0.68	0.55	0.84	0.60

Year ended May 31, 2005	0.70	0.45	0.94	0.57
Quarter ended May 31, 2005	0.68	0.55	0.94	0.58
Quarter ended February 28, 2005	0.70	0.46	0.88	0.66
Quarter ended November 30, 2004	0.69	0.55	0.86	0.57
Quarter ended August 31, 2004	0.69	0.45	0.82	0.67

October 2007	0.27	0.16	0.24	0.17
September 2007	0.23	0.18	0.24	0.19
August 2007	0.23	0.15	0.25	0.16
July 2007	0.24	0.20	0.24	0.21
June 2007	0.26	0.21	0.26	0.23
May 2007	0.27	0.22	0.29	0.25

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

As of May 31, 2007, 212,265,616 common shares were issued and outstanding.  In addition, as of May 31, 2007 there were 12,987,431 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.59 per share.  The Company has 16,842,843 common shares reserved for future grant or issuance under our stock option plans as of November 15, 2007. As of May 31, 2007 the Company had 3,000,000 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.00 per share, these warrants were repurchased by the Company at the Arrangement Date.

B.           Articles of Incorporation and By-laws

We are incorporated pursuant to the laws of Canada. Our Articles of Incorporation and By-laws provide no restrictions as to the nature of our business operations. Under Canadian law, a director must inform us, at a meeting of the Board of Directors, of any interest in a material contract or proposed material contract with us. Directors may not vote in respect of any such contracts made with us or in any such contract in which a director is interested, and such directors shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) a contract relating primarily to their remuneration as a director, officer, employee or agent of the Corporation or affiliate, (ii) a contract for their indemnity or insurance as permitted under the Canada Business Corporations Act, or (iii) a contract with an affiliate.

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

•
conditions imposed by the Articles or by-laws governing changes in capital, but Canadian Corporate law requires any changes to the terms of share capital be approved by 66b% of the shares represented by proxy or in person at a stockholders’ meeting convened for that purpose at which a quorum exists.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding shares of common stock are entitled to those dividends declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common stock are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common stock have no pre-emptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted. There were 212,265,616 common shares issued and outstanding at May 31, 2007.

Convertible Debentures

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2007, the Company has issued 3,726,000 common shares in settlement of $1 million in interest.  For the year ended May 31, 2006 the Company issued 2,153,000 common shares in settlement of $882 thousand in interest.

The $15.0 million principal amount of debentures is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

Shares Eligible for Future Sale

Future sales of substantial amounts of our common stock in the public market or even the perception that such sales may occur, could adversely affect the market price for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

At May 31, 2007 there were 12,987,431 options outstanding under the plan to purchase an equal number of shares of common stock. The outstanding options are exercisable at a weighted average price per share of $0.59.

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

C.           Material Contracts

Other than the agreements described below, we have not, during our financial year ending May 31, 2007, entered into any material agreements other than contracts in the ordinary course of business.  Agreements completed prior to July 10, 2007 are filed on SEDAR under Old Lorus (Global Summit Real Estate Inc.) and those completed after July 10, 2007 are filed on SEDAR under New Lorus.

1.	Subscription Agreement dated July 13, 2006 between the Company and HighTech. See “Business of the Company - Financial Strategy - Share Issuances”.

2.	Subscription Agreement dated July 24, 2006 between the Company and Technifund. See “Business of the Company - Financial Strategy - Share Issuances”.

3.
Registration Rights Agreement dated August 30, 2006 between the Company and High Tech under which certain rights were granted to High Tech, including the right to require the Company to file a Canadian prospectus or a United States Registration Statement and the right to require the Company to include in any public offering such number of securities of the Company held by High Tech as High Tech may request.

4.
Arrangement Agreement dated May 1, 2007, as amended, between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc. (“NuChem”), GeneSense Technologies Inc. (“GeneSense”) and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

5.	Warrant Repurchase Agreement dated May 1, 2007 between the Company and TEMIC. See “Business of the Company - Financial Strategy - Secured Convertible Debentures”.

6.
Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense and TEMIC as amended June 28, 2007 under which the Company assumed Old Lorus’ obligation to pay TEMIC the $15 million aggregate principal amount of the Debentures plus accrued unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note.

7.
Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense under which Old Lorus transferred certain depreciable property to GeneSense, as contemplated in the plan of arrangement.

8.
Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense under which GeneSense transferred certain Antisense patent assets to the Company in exchange for a demand non-interest bearing promissory note issued by the Company.

9.
Virulizin and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense under which Old Lorus transferred Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one common share of GeneSense.

10.
Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense under which Old Lorus transferred certain prepaid expenses and receivables to GeneSense in exchange for the issuance by GeneSense of one common share of GeneSense.

11.
Share Purchase Agreement dated July 10, 2007 under which Old Lorus transferred all of the common shares of NuChem held by it to the Company at a price equal to their fair market value in consideration for the issuance of a demand non-interest bearing promissory note.

12.
Share Purchase Agreement dated July 10, 2007 under which Old Lorus transferred all of the common shares of GeneSense held by it to the Company at a price equal to their fair market value in exchange for the assumption by the Company of Old Lorus’ remaining liabilities and the issuance of a demand non-interest bearing promissory note.

13.
Share purchase agreement dated July 10, 2007 under which the Company transferred certain shares of Old Lorus held by it to 6707157 Canada Inc. in consideration of a cash payment as specified in the plan of arrangement, subject to payment and adjustment in accordance with such agreement and a holdback to an escrow agreement.

14.	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

15.
Escrow Agreement between 6707157 Canada Inc, the Company and Equity Transfer & Trust Company dated July 10, 2007 providing for an escrow amount related to the plan of arrangement. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

16.	Amended and Restated Guarantee and Indemnity between GeneSense and TEMIC dated July 10, 2007 reaffirming TEMIC’s guaranties and indemnities in respect of TEMIC’s Debentures.

17.	Amended and Restated Share Pledge Agreement between the Company and TEMIC dated July 10, 2007 reaffirming the Company’s pledge of shares in its subsidiaries in respect of TEMIC’s Debentures.

Please refer to Item 4 - Business Overview - Business Strategy, for details of the share purchase agreements entered into with each of High Tech and Technifund.  Please refer to Item 4 - Business Overview - Business Strategy - Secured Convertible Debentures, for details of the subscription agreement, debentures and warrants entered into with TEMIC.  Please refer to Item 5 - Operating and Financial Review and Prospects - Subsequent Events, for details of agreements entered into in relation to the Arrangement.

Other than the agreements described in the preceding paragraphs, we have not, during our financial year ending May 31, 2007, entered into any material contracts other than contracts in the ordinary course of business.  The Company is not a party to any other material contracts entered into since January 1, 2002 and still in effect.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation - Canadian  Taxation” below).

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.

As discussed below, the Company may have been a “passive foreign investment company” for one or more prior taxable years, and the Company may be a “passive foreign investment company” for the current taxable year.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  Accordingly, there can be no assurances that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Subject to the passive foreign investment company rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.  Where a U.S. Holder pays Canadian income tax with respect to gain on the disposition of Common Shares, an election is available under the Code whereby such U.S. Holder can treat the gain as arising from foreign sources.  (See more detailed discussion at “Foreign Tax Credit” below).

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into on or before December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.  For transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition by the Company of the common stock of such Subsidiary PFIC or a distribution received by the Company from such Subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of the Common Shares or income recognized by a U.S. Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes it was a PFIC for one or more prior taxable years, and the Company expects to be a PFIC for its current taxable year.  However, the determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the current taxable year and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

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

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.

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

Canadian Taxation

The following summary fairly describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “ITA”) generally applicable to an owner of Common Shares who is not and has not been or deemed to be resident in Canada for purposes of the ITA at any time while such Holder holds the Common Shares, is a resident of the U.S. for purposes of the Canada-U.S. Tax Convention , and who, for purposes of the ITA, at all relevant times:  holds the Common Shares as capital property; does not have a “permanent establishment” or “fixed base” in Canada, as defined in the Canada-U.S. Tax Convention; does not use or hold (and is not deemed to use or hold) the Common Shares in carrying on a business in Canada for purposes of the ITA; and deals at arm’s length and is not affiliated with the Company within the meaning of the ITA (a “Holder”).  The Common Shares will generally constitute capital property to a Holder unless such Holder holds such Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired such Common Shares in a transaction or transactions considered to be an adventure in the nature of trade.

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

Item 11.                 Qualitative and Quantitative Disclosures about Market Risk

Refer to notes 12 and 14 of the consolidated financial statements in Item 17.

The Company's primary market risk exposures are related to interest rate risks.  The company does not currently have significant credit or foreign currency risk. The Company is exposed to interest rate risk on its cash, cash equivalents, marketable securities and convertible debentures.

The Company does not utilize derivative financial instruments to hedge its interest rate or foreign currency rate risks.

Interest rate risk
The Company invests its cash resources in liquid government and corporate debt instruments. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

Based on the Company’s marketable securities balance at May 31, 2007, for every 1% change in interest rate interest revenue and liquidity would be impacted by approximately $125 thousand per annum.

The interest payable on the Company’s convertible debentures is based on a premium over the Bank of Canada prime rate.  In the most recent year the prime rate has been relatively stable.  The Company’s results of operations would be significantly impacted only with a significant and prolonged change in the prime interest rate.  The interest expense on these debentures is paid in common shares of the Company and, therefore, its liquidity position would not be impacted by an interest rate change.   For every 1% change in prime rate, the interest expense on the convertible debentures would be impacted by $150 thousand per annum.  As discussed above, liquidity would not be impacted

Credit Risk
 Financial   instruments   potentially   exposing   the Company to a concentration of credit risk consist principally of cash and cash equivalents and marketable securities.  The Company manages this credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian with securities that are traded on active markets and are capable of prompt liquidation.

Exchange rate sensitivity
 The functional currency of the Company is the Canadian dollar. The company does not have significant cash balances in any foreign currencies, does not generally invest in marketable securities denominated in currencies other than Canadian dollars and does not have significant ongoing supply contracts or revenue sources denominated in foreign currencies. Any foreign exchange gains and losses are included in the determination of loss for the period.

Limitations
            The above discussion includes only those exposures that exist as of May 31, 2007, and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See item 3.D.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividends, Arrearages and Delinquencies

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of May 31, 2007, the certifying officers and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure and insider trading policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A and other required documents and discussions with management surrounding the process of communicating material information to management and in turn the certifying officers and all procedures taking into consideration the size of the company and the number of employees.  Based on the evaluation described above, the certifying officers have concluded that, as of May 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required.

(a)  Evaluation of disclosure controls and procedures

As of the end of Old Lorus’ fiscal year ended May 31, 2007, an evaluation of the effectiveness of  Old Lorus’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), was carried out by Old Lorus’ management with the participation of the principal executive officer and principal financial officer.  Based upon on that evaluation, Old Lorus’ principal executive officer and principal financial officer (who also serve those roles for New Lorus) have concluded that as of the end of that fiscal year, Old Lorus’ disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports thatwe file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while our principal executive officer and principal financial officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(b)  Management’s annual report on internal control over financial reporting

Not applicable.

(c)  Attestation report of the independent registered public accounting firm

Not applicable.

(d)  Changes in internal control over financial reporting

There was no change in Old Lorus’ internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.               [Reserved]

Item 16A.            Audit Committee Financial Expert

Our Board of Directors has determined that J. Kevin Buchi, a director of the Company and the Chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable AMEX rules.

Item 16B.           Code of Ethics

We have adopted a Code of Ethics, which applies to all of our officers, directors, employees and consultants.  The Code of Ethics is publicly available on our website at www.lorusthera.com.  A copy of the Code of Ethics is also available upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario  M9W 4Z7.  There were no amendments to, or waivers granted under, the Code of Ethics during our fiscal year ended May 31, 2007.

Item 16C.            Principal Accountant Fees and Services

KPMG LLP has served as our principal independent auditors since October 1994.  The total fees billed for professional services by KPMG LLP (our independent auditors) for the years ended May 31, 2007 and 2006 are as follows:

	2007	2006
Audit Fees	$330,000	$198,500
Tax Fees	$8,500	$13,100
Total	$338,500	$211,600
Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and accounting assistance and fees for services associated with the filing of the management proxy circular in May 2007 amounting to $150,000.  Tax fees relate to assistance provided with respect of proposed transactions and review of tax returns.

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

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2007.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.                 Financial Statements

The Consolidated Financial Statements of Lorus Therapeutics Inc. are attached as follows:

Item 18.                 Financial Statements

We have responded to Item 17 in lieu of responding to this Item.

Item 19.                 Exhibits

Number	Exhibit
1.1 *	Articles of Arrangement
1.2 *	By-law #2 of the Registrant
2.1**	Share Purchase Agreement dated as of July 13, 2006 between Lorus and High Tech Beteiligungen GmbH & Co. KG (“High Tech”)
2.2**	Registration Rights Agreement dated as of August 30, 2006 between Lorus and High Tech
2.3**	Share Purchase Agreement dated as of July 24, 2006 between Lorus and Technifund Inc.
2.4 ***	Subscription Agreement entered into with The Erin Mills Investment Corporation dated October 6, 2004
2.5**	Convertible Secured Debentures issued to The Erin Mills Investment Corporation on April 15, 2005, January 14, 2005 and October 6, 2004
2.6****
Arrangement Agreement dated May 1, 2007, as amended, between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc. (“NuChem”), GeneSense Technologies Inc. (“GeneSense”) and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007.

2.7*****	Warrant Repurchase Agreement dated May 1, 2007 between the Company and TEMIC
2.8*****	Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense and TEMIC as amended June 28, 2007
2.9+	Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.10+	Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense
2.11+	Virulizin and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.12+	Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.13+	Nuchem Share Purchase Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.14+	GeneSense Share Purchase Agreement dated July 10, 2007 between Old Lorus and New Lorus
2.15*****	Pinnacle Share purchase agreement dated July 10, 2007 between Old Lorus and 6707157 Canada Inc.
2.16+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company
2.17+	Escrow Agreement between 6707157 Canada Inc, the Company and Equity Transfer & Trust Company dated July 10, 2007
2.18+	Amended and Restated Guarantee and Indemnity between GeneSense and TEMIC dated July 10,
2.19+	Amended and Restated Share Pledge Agreement between the Company and TEMIC dated July 10, 2007

4.1	Stock Option Plans
4.2**	Form of Officer and Director Indemnity Agreement
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
8.1**	List of Subsidiaries
11.1**	Code of Business Conduct and Ethics
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
*	Incorporated by reference to File 0-32001, Form 6-K dated November 19, 2007.
**	Incorporated by reference to File 1-32001-Form 20 F, Annual Report, dated November 21, 2006.
***	Incorporated by reference to File 1-32001, Form 6-K dated February 10, 2005.
****	Incorporated by reference to File 1-32001, Form 6-K dated May 30, 2007.
*****	Incorporated by reference to File 1-32001, Form 6-K dated November 20, 2007.
+	Incorporated by reference to File 1-32001, Form 6-K dated September 4, 2007.
++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LORUS THERAPEUTICS INC.
By:	/s/ Aiping H. Young
Name: Aiping H. Young Title: President and Chief Executive Officer Date: November 29, 2007

By:	/s/ Elizabeth Williams
Name: Elizabeth Williams Title: Director of Finance and Acting ChiefFinancial Officer Date: November 29, 2007

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

/s/ Aiping H. Young	/s/ Elizabeth Williams

Aiping H. Young President and Chief Executive	Elizabeth Williams OfficerDirector of Finance (Acting Chief Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Lorus Therapeutics Inc.

We have audited the accompanying consolidated balance sheets of Lorus Therapeutics Inc. (the "Company") as at May 31, 2007 and 2006 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended May 31, 2007 and for the period from inception on September 5, 1986 to May 31, 2007.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  The cumulative statements of operations and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2007 include amounts for the period from inception on September 5, 1986 to May 31, 1994, which were audited by other auditors in accordance with Canadian generally accepted auditing standards whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period from September 5, 1986 through May 31, 1994 is based solely on the report of other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect of the consolidated financial statements for each of the years in the three-year period ended May 31, 2007, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  We did not audit the consolidated statements of operations and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2007 and for the period from inception on September 5, 1986 to May 31, 2007, in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.  Management's plan in regard to these matters is also described in note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
August 7, 2007

LORUS THERAPEUTICS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

May 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents (note 11)	$1,405	$2,692
Marketable securities and other investments (note 4)	7,265	5,627
Prepaid expenses and other assets	335	515
	9,005	8,834

Marketable securities and other investments (note 4)	3,728	-
Fixed assets (note 5)	503	885
Deferred financing charges	371	481
Deferred arrangement costs (note 16)	1,262	-
Goodwill	606	606
Acquired patents and licenses (note 6)	-	655

	$15,475	$11,461

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable	$1,104	$555
Liability to repurchase warrants (note 7)	252	-
Accrued liabilities	1,421	2,460
	2,777	3,015

Secured convertible debentures (note 12)	11,937	11,002

Shareholders' equity (deficiency):
Share capital (note 7):
Common shares	157,714	145,001
Equity portion of secured convertible debentures	3,814	3,814
Stock options	4,898	4,525
Contributed surplus	8,525	7,665
Warrants	-	991
Deficit accumulated during development stage	(174,190)	(164,552)
	761	(2,556)

Basis of presentation (note 1)
Subsequent events (note 16)

	$15,475	$11,461

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

LORUS THERAPEUTICS INC.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except for per common share data)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007

Revenue	$107	$26	$6	$813

Expenses:
Cost of sales	16	3	1	103
Research and development (note 10)	3,384	10,237	14,394	113,859
General and administrative	3,848	4,334	5,348	51,323
Stock-based compensation (note 8)	503	1,205	1,475	7,253
Depreciation and amortization of fixed assets	402	771	564	9,225
	8,153	16,550	21,782	181,763
	(8,046)	(16,524)	(21,776)	(180,950)

Other expenses (income):
Interest on convertible debentures	1,050	882	300	2,232
Accretion in carrying value of convertible debentures (note 12)	935	790	426	2,151
Amortization of deferred financing charges	110	87	84	281
Interest	(503)	(374)	(524)	(11,424)
	1,592	1,385	286	(6,760)

Loss for the period	(9,638)	(17,909)	(22,062)	(174,190)

Deficit, beginning of period	(164,552)	(146,643)	(124,581)	-

Deficit, end of period	$(174,190)	$(164,552)	$(146,643)	$(174,190)

Basic and diluted loss per common share	$(0.05)	$(0.10)	$(0.13)
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share (in thousands)	204,860	173,523	172,112

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007

Cash flows from operating activities:
Loss for the period	$(9,638)	$(17,909)	$(22,062)	$(174,190)
Items not involving cash:
Stock-based compensation	503	1,205	1,475	7,253
Interest on convertible debentures	1,050	882	300	2,232
Accretion in carrying value of convertible debentures	935	790	426	2,151
Amortization of deferred financing charges	110	87	84	281
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	1,057	2,342	2,260	21,786
Other	-	-	(38)	707
Change in non-cash operating working capital (note 11)	(310)	(462)	(1,166)	1,282
Cash flows used in operating activities	(6,293)	(13,065)	(18,721)	(138,498)
Cash flows from financing activities:
Issuance of debentures, net of issuance costs	-	-	12,948	12,948
Issuance of warrants	-	-	991	37,405
Issuance of common shares, net of issuance costs (note 7)	11,654	-	112	109,025
Additions to deferred financing/ arrangement charges	(1,262)	-	-	(1,507)
Cash flows provided by financing activities	10,392	-	14,051	157,871
Cash flows from investing activities:
Maturity (purchase) of marketable securities and other investments, net	(5,366)	13,056	6,974	(10,993)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(20)	(75)	(599)	(6,069)
Proceeds on sale of fixed assets	-	-	-	348
Cash flows provided by (used in) investing activities	(5,386)	12,981	6,375	(17,968)
Increase (decrease) in cash and cash equivalents	(1,287)	(84)	1,705	1,405
Cash and cash equivalents, beginning of period	2,692	2,776	1,071	-
Cash and cash equivalents, end of period	$1,405	$2,692	$2,776	$1,405

Supplemental cash flow information (note 11).

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

1.	Basis of presentation:

Lorus Therapeutics Inc. (subsequently renamed 4325231 Canada Inc.) ("Lorus" or the "Company") is a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer.  With products in various stages of evaluation, from preclinical through to Phase II trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients' quality of life.

On November 1, 2006, the Company incorporated a wholly owned subsidiary, 6650309 Canada Inc. ("New Lorus").  On July 10, 2007, the Company completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the "Arrangement") which, among other things, resulted in New Lorus receiving cash of approximately $8.5 million, subject to a $600 thousand holdback and post-closing adjustment and before costs of the transaction.  As part of the Arrangement, all of the assets and liabilities of the Company (including the shares of its subsidiaries held by it), with the exception of certain future tax assets, were transferred, directly or indirectly, from the Company to New Lorus.  Securityholders in the Company exchanged their securities in the Company for equivalent securities in New Lorus.  Also as part of the Arrangement, the Company changed its name from Lorus Therapeutics Inc. to 4325231 Canada Inc. and New Lorus changed its name from 6650309 Canada Inc. to Lorus Therapeutics Inc. and carried on the business formerly carried on by the Company (note 16).

The ability of 4325231 Canada Inc. to continue as a going concern is dependent upon the nature of the operations management pursues and the Company's ability to obtain financing to fund such operations.  The outcome of these matters cannot be predicted with certainty at this time.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

1.	Basis of presentation (continued):

In relation to the net assets of and operations that were transferred on July 10, 2007, the Company has not earned substantial revenue from its drug candidates and is, therefore, considered to be a development stage company.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of payments from strategic partners.  In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity in October 2009 should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company's products or to repay the convertible debentures on maturity.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.  The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Management believes that the Company's current level of cash, marketable securities and the additional funds available upon the successful reorganization as described in note 16 will be sufficient to execute the Company's current planned expenditures beyond the next 12 months in New Lorus.

2.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiaries, GeneSense Technologies Inc. ("GeneSense") and 6650309 Canada Inc., which are all located in Canada.  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(b)	Revenue recognition:

Revenue includes product sales, service, license and royalty revenue.

The Company recognizes revenue from product sales and provision of services when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured.  The Company allows customers to return product within a specified period of time before and after its expiration date.  Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

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

The Company earned royalties from its distributor during the year ended May 31, 2005. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.  In 2006, the distribution agreement was terminated and no royalties were earned during the years ended May 31, 2007 and 2006.

(c)	Cash and cash equivalents:

The Company considers unrestricted cash on hand and in banks, term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(d)	Marketable securities and other investments:

Lorus invests in high quality fixed income government and corporate instruments with low credit risk.

Short-term investments, which consist of fixed income securities with a maturity of more than three months but less than one year, are recorded at their accreted value as they are held-to-maturity instruments.  Long-term investments consist primarily of fixed income securities with a maturity of more than one year and are recorded at their accreted value as they are held-to-maturity instruments.  All investments held at year end approximate fair value and are denominated in Canadian dollars.

(e)	Fixed assets:

Fixed assets are recorded at cost less accumulated depreciation and amortization.  The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	Over 3 to 5 years
Leasehold improvements	Over the lease term

(f)	Research and development:

Research costs are charged to expense as incurred.  Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  No development costs have been deferred to date.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(g)	Goodwill and acquired patents and licenses:

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives.

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination.  Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist.  When the carrying value of a reporting unit's goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds.  The nature of this asset is such that it was categorized as an intangible asset with a finite life.  These costs have now been fully amortized.

The Company has identified no impairment relating to goodwill and intangible assets for 2007 and 2006.

(h)	Impairment of long-lived assets:

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Company has a stock-based compensation plan described in note 8.  Prior to June 1, 2004, stock-based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used.  On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004.  This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  Consideration paid on the exercise of stock options and warrants is credited to capital stock.  The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions.  Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  Lorus records an expense and a liability equal to the market value of the shares issued.  The accumulated liability is adjusted for market fluctuations on a quarterly basis.

Shares issued under the alternate compensation plans ("ACP") are accounted for using the fair value of the common shares on the day they are granted.

(j)	Investment tax credits:

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(k)	Income taxes:

Income taxes are accounted for using the asset and liability method.  Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain for which management has deemed to be 100% of the assets available.

(l)	Loss per share:

Basic loss per common share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per common share is calculated by dividing the loss for the year by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options, warrants and conversion of the convertible debentures calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(m)	Deferred financing charges:

Deferred financing charges, comprised primarily of legal costs, represent costs related to the issuance of the Company's convertible debentures.  Deferred financing charges are amortized using the effective interest rate method over the five-year term of the convertible debentures.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(n)	Segmented information:

The Company is organized and operates as one operating segment, the research, development, and commercialization of pharmaceuticals.  Substantially all of the Company's identifiable assets as at May 31, 2007 and 2006 are located in Canada.

(o)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheet dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

(p)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year.  Actual results may differ from those estimates.  Significant estimates include the valuation of the convertible debentures, the fair value of stock options granted and warrants issued and the useful lives of fixed and intangible assets.

(q)	Recent Canadian accounting pronouncements not yet adopted:

(i)	Comprehensive income and equity:

In January 2005, The Canadian Institute of Chartered Accountants ("CICA") released Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income.  The section does not address issues of recognition or measurement for comprehensive income and its components.  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.  The requirements in Section 3251 are in addition to Section 1530.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(ii)	Financial instruments - recognition and measurement:

Section 3855, Financial Instruments - Recognition and Measurement, establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

(iii)	Hedges:

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied.  Hedge accounting is optional.

These three Sections are effective for fiscal years beginning on or after October 1, 2006.  The Company has not yet determined the impact, if any, of the adoption of these standards on its results from operations or financial position, which became effective June 1, 2007.

(iv)	Financial instruments - disclosure and presentation:

Section 3861, Financial Instruments - Disclosure and Presentation, discusses the presentation and disclosure of these financial instruments.  In December 2006, the CICA issued Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, to replace Section 3861.  These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

3.	Changes in accounting policies:

No new accounting policies were adopted during the year ended May 31, 2007.  The following accounting policies were adopted during the year ended May 31, 2006.  For accounting policies adopted during the year ended May 31, 2005, refer to note 2 under the heading "Stock-based compensation".

(a)	Variable interest entities:

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004.  Variable interest entities ("VIEs") refer to those entities that are subject to control on a basis other than ownership of voting interests.  AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.  The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

(b)	Financial instruments - disclosure and presentation:

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004.  Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability.  The Company has determined that there is no impact on the consolidated financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

3.	Changes in accounting policies (continued):

(c)	Non-monetary transactions:

In June 2005, the CICA released Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006.  This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.  Commercial substance replaces culmination of the earnings process as the test for fair value measurement.  A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity.  Commercial substance is a function of the cash flows expected by the reporting entity.  The Company has not entered into any non-monetary transactions and, as such, this section is not applicable.

4.	Marketable securities and other investments:

	Less than	Greater than
	one year	one year		Yield to
2007	maturities	maturities	Total	maturity
Fixed income government investments	$1,549	$-	$1,549	3.91%
Corporate instruments	5,716	3,728	9,444	3.89-4.11%
	$7,265	$3,728	$10,993

	Less than	Greater than
	one year	one year		Yield to
2006	maturities	maturities	Total	maturity

Fixed income government investments	$2,838	$-	$2,838	3.55-3.64%
Corporate instruments	2,789	-	2,789	3.46-3.87%
	$5,627	$-	$5,627

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

4.	Marketable securities and other investments (continued):

At May 31, 2007 and 2006, the carrying values of short-term investments approximate their quoted market values.  Short-term investments held at May 31, 2007 have varying maturities from one to ten months (2006 - one to six months).  Long-term investments have maturities varying from one to five years (2006 - none greater than one year).  Long-term investments are valued at carrying value that, by virtue of the nature of the investments, primarily interest bearing instruments, approximates their quoted market value.

5.	Fixed assets:

		Accumulated
		depreciation
		and	Net book
2007	Cost	amortization	value
Furniture and equipment	$2,670	$2,387	$283
Leasehold improvements	908	688	220
	$3,578	$3,075	$503

		Accumulated
		depreciation
		and	Net book
2006	Cost	amortization	value
Furniture and equipment	$2,650	$2,136	$514
Leasehold improvements	908	537	371
	$3,558	$2,673	$885

During the year ended May 31, 2006, a write-down of $250 thousand was taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated fair value of the residual value of the underlying assets.  The impairment charge was reported in the consolidated statements of operations and deficit in depreciation and amortization.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

6.	Acquired patents and licenses:

	2007	2006
Cost	$12,228	$12,228
Accumulated amortization	(12,228)	(11,573)
	$-	$655

Amortization of $655 thousand (2006 - $1.6 million; 2005 - $1.7 million) has been included in the research and development expense reported in the consolidated statements of operations and deficit.

7.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
Balance, May 31, 2004	171,794	$143,670	13,110	$4,325
Interest payment (note 12)	421	300	-	-
Issuance under ACP (d)	50	37	-	-
Exercise of stock options	276	112	-	-
Convertible debentures (note 12)	-	-	3,000	991
Warrants expired unexercised	-	-	(13,110)	(4,325)

Balance, May 31, 2005	172,541	144,119	3,000	991
Interest payment (note 12)	2,153	882	-	-

Balance at May 31, 2006	174,694	145,001	3,000	991
Share issuance	33,800	11,641	-	-
Interest payments (note 12)	3,726	1,050	-	-
Exercise of stock options	46	22	-	-
Repurchase of warrants (g)	-	-	(3,000)	(991)
Balance, May 31, 2007	212,266	$157,714	-	$-

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

7.	Share capital (continued):

(b)	Contributed surplus:

	2007	2006	2005
Balance, beginning of year	$7,665	$6,733	$1,003
Forfeiture of stock options	121	932	-
Expiry of warrants	-	-	4,325
Expiry of compensation options	-	-	1,405
Repurchase of warrants (g)	739	-	-
Balance, end of year	$8,525	$7,665	$6,733

(c)	Continuity of stock options:

	2007	2006	2005
Balance, beginning of year	$4,525	$4,252	$2,777
Stock option expense	494	1,205	1,475
Forfeiture of stock options	(121)	(932)	-
Balance, end of year	$4,898	$4,525	$4,252

(d)	Alternate compensation plans:

In 2000, the Company established an ACP for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses to officers in lieu of cash.  The number of common shares reserved for issuance under this plan is 2,500,000.  Since inception, 121,000 common shares have been issued under this plan.  This plan was terminated in September 2005; therefore, for the year ended May 31, 2007, no common shares were issued under this plan (2006 - nil; 2005 - 50,000).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

7.	Share capital (continued):

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  The share units are granted based on the market value of the common shares on the date of issue.  During the year ended May 31, 2007, nil deferred share units were issued (2006 - 168,581; 2005 - 99,708), with a cash value of nil (2006 - $64 thousand; 2005 - $71 thousand) being recorded in accrued liabilities.

(e)	Share issuance:

On July 13, 2006, the Company entered into an agreement with HighTech Beteiligungen GmbH & Co. KG ("HighTech") to issue 28,800,000 common shares at $0.36 per share for gross proceeds of $10.4 million.  The cost of issuance amounted to $450 thousand.  The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.  The closing of the transaction is subject to certain conditions, including the approval of the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX") and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction closed on August 31, 2006.  In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions.  These demand registration rights expire on June 30, 2012.  In addition, HighTech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board.  Upon completion of the transaction, HighTech held approximately 14% of the issued and outstanding common shares of Lorus.

On July 24, 2006, Lorus entered into an agreement with Technifund Inc. to issue, on a private placement basis, 5,000,000 common shares at $0.36 per share for gross proceeds of $1.8 million.  The cost of issuance amounted to $78 thousand.  The transaction closed on September 1, 2006.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

7.	Share capital (continued):

(f)	Employee share purchase plan:

The Company's employee share purchase plan ("ESPP") was established on January 1, 2005.  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares of the Company at a discount through accumulated payroll deductions.  Generally, each offering is of three months' duration with purchases occurring every month.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2007, 69,000 (2006 - 293,000; 2005 - 106,000) common shares have been purchased under the ESPP, and Lorus has recognized an expense of $5 thousand (2006 - $46 thousand; 2005 - $16 thousand) related to this plan in these consolidated financial statements.

(g)	Repurchase of warrants:

In May 2007, the Company entered into an agreement with the holder of the Lorus $15.0 million secured convertible debenture to the repurchase by New Lorus upon close of the Arrangement of its outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand.  As discussed in the note 16, the Arrangement closed on July 10, 2007 and, therefore, the conditions were met such that the repurchase amount is set up as a liability and the difference between the carrying value of the warrants and the amount paid has been credited to contributed surplus.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

8.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares currently estimated at 31,800,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2007 are summarized as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	(In thousands)		(In thousands)		(In thousands)
Outstanding, beginning of year	10,300	$0.70	8,035	$0.96	6,372	$1.05
Granted	5,318	0.30	6,721	0.58	3,173	0.77
Exercised	(46)	0.30	-	-	(276)	0.40
Forfeited	(2,584)	0.44	(4,456)	0.83	(1,234)	1.05
Outstanding, end of year	12,988	0.59	10,300	0.70	8,035	0.96
Exercisable, end of year	9,796	$0.68	6,714	$0.79	4,728	$1.04

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

8.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2007:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price
	(In thousands)			(In thousands)

$0.26 to $0.49	$7,353	8.13	$0.30	$4,285	$0.29
$0.50 to $0.99	3,766	6.31	0.75	3,642	0.75
$1.00 to $1.99	1,581	5.90	1.23	1,581	1.23
$2.00 to $2.50	288	3.38	2.46	288	2.46

	$12,988	7.23	0.59	$9,796	0.68

For the year ended May 31, 2007, stock-based compensation expense of $503 thousand (2006 - $1.2 million; 2005 - $1.5 million) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

During the year ended May 31, 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options.  This re-pricing resulted in additional compensation expense of $76 thousand, representing the incremental value conveyed to holders of the options as a result of reducing the exercise price, of which $52 thousand has been included in the stock-based compensation expense during the year ended May 31, 2006.  The additional compensation expense of $24 thousand will be recognized as the amended options vest.  This increased expense is offset by $113 thousand representing amounts previously expensed on unvested stock options due to the forfeiture of 1,145,000 stock options, which was reversed from the stock-based compensation expense for the year ended May 31, 2006.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

8.	Stock-based compensation (continued):

For the year ended May 31, 2005, additional stock-based compensation expense of $208 thousand was recorded due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from 5 years to 10 years.  This additional expense represented the incremental value conveyed to holders of the options as a result of extending the life of the options.

For the year ended May 31, 2007, stock-based compensation expense of $503 thousand (2006 - $1.2 million; 2005 - $1.5 million) comprised $216 thousand (2006 - $300 thousand; 2005 - $445 thousand) related to research and development and $287 thousand (2006 - $900 thousand; 2005 - $1.0 million) related to general and administrative.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2007	2006	2005

Risk-free interest rate	4.50%	2.25%-4.00%	2.25%-3.00%
Expected volatility	75%-80%	70%-81%	70%-90%
Expected life of options	5 years	2.5 - 5 years	1-5 years
Weighted average fair value of options granted or modified during the year	$0.20	$0.33	$0.54

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

9.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

	2007	2006
Non-capital loss carryforwards	$24,459	$25,174
Research and development expenditures	20,156	22,089
Book over tax depreciation	1,904	1,995
Other	309	738
Future tax assets	46,828	49,996
Valuation allowance	(46,828)	(49,996)
	$-	$-

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.  Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

9.	Income taxes (continued):

The Company has undeducted research and development expenditures, totalling $62.5 million for federal purposes and $59.2 million for provincial purposes and these can be carried forward indefinitely.  In addition, the Company has non-capital loss carryforwards of $73.6 million for federal purposes and $74.8 million for provincial purposes.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2008	$4,985
2009	6,658
2010	8,660
2011	1,131
2014	22,029
2015	13,340
2026	9,712
2027	7,126

$73,641

Income tax rate reconciliation:

	2007	2006	2005
Recovery of income taxes based on statutory rates	$(3,481)	$(6,469)	$(7,971)
Expiry of losses	1,311	1,252	780
Change in valuation allowance	(3,168)	3,861	6,124
Non deductible accretion and stock-based compensation expense	519	721	687
Change in enacted tax rates	4,437	-	-
Other	382	635	380
	$-	$-	$-

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

10.	Research and development programs:

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a)	Immunotherapy:

This clinical approach stimulates the body's natural defences against cancer.  The Company's lead immunotherapeutic drug, Virulizin®, completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005.

(b)	Antisense:

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown preclinical anticancer activity across a broad range of cancers and are currently in various Phase II trials.

(c)	Small molecules:

Anticancer activity was discovered with an antifungal agent, Clotrimazole ("CLT").  Based on the structural feature found to be responsible for the anticancer effect of CLT, chemical analogues of CLT have been designed and tested.  The Company's library of CLT analogues has been licensed to Cyclacel Limited under a licensing agreement.

Lorus scientists have discovered novel low molecular weight compounds with anticancer and anti-bacterial activity in pre-clinical investigations.  Of particular interest to the Company are compounds that inhibit the growth of human tumor cell lines, including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

10.	Research and development programs (continued):

In addition to the above, Lorus has a number of other technologies under pre-clinical development, including a tumor suppressor or gene therapy approach to inhibiting the growth of tumors.

				Period from inception September 5, 1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007

Immunotherapy:
Expensed	$87	$6,202	$11,891	$75,046
Acquired	–	–	–	–
Antisense:
Expensed	1,676	2,550	2,384	31,485
Acquired	–	–	–	11,000
Small molecules:
Expensed	1,621	1,485	119	7,328
Acquired	–	–	–	1,228

Total expensed	$3,384	$10,237	$14,394	$113,859

Total acquired	$–	$–	$–	$12,228

Amortization of the acquired patents and licenses is included in the "Expensed" line of the table.

11.	Supplemental cash flow information:

Cash and cash equivalents consists of:

	2007	2006

Cash on hand	$495	$74
Term deposits and guaranteed investment certificates	910	2,618
	$1,405	$2,692

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

11.	Supplemental cash flow information (continued):

Change in non-cash operating working capital is summarized as follows:

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007
Prepaid expenses and other assets	$180	$611	$571	$241
Accounts payable	549	(514)	(1,360)	(140)
Accrued liabilities	(1,039)	(559)	(377)	1,181
	$(310)	$(462)	$(1,166)	$1,282

During the year ended May 31, 2007, the Company received interest of $767 thousand (2006 -$627 thousand; 2005 - $679 thousand).

Supplementary disclosure relating to non-cash financing activities consists of $252 thousand related to the liability to repurchase warrants.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

12.	Convertible debentures:

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures").  The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005.  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder.  Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2007, the Company issued 3,726,000 (2006 - 2,153,000; 2005 - 421,000) shares in settlement of approximately $1.0 million (2006 - $882 thousand; 2005 - $300 thousand) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14, 2005 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debenture holder from escrow 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

12.	Convertible debentures (continued):

The debentures contain both a liability and an equity element, represented by the conversion option and, therefore, under Canadian GAAP, these two elements must be split and classified separately as debt and equity.  In addition, as noted above, the debenture holder received 1,000,000 purchase warrants on the issuance of each tranche of convertible debt.  The Company allocated the total proceeds received from the issuance of the debentures to these three elements based on their relative fair values.  The fair value of the purchase warrants has been determined based on an option pricing model.  The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant.  The debentures conversion option was valued using a trinomial model.  The resulting allocation based on relative fair values resulted in the allocation of $9.8 million to the debt instrument, $4.1 million to the conversion option and $1.1 million to the purchase warrants.  The financing fees totalling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $652 thousand, against the equity portion of the convertible debentures of $322 thousand and against the purchase warrants of $87 thousand.  This allocation resulted in net amounts allocated to the equity portion of the debentures and warrants of $3.8 million and $991 thousand, respectively.  The financing charges are being amortized over the five-year life of the Agreement.  For the year ended May 31, 2007, the Company has recognized $110 thousand (2006 - $87 thousand; 2005 - $84 thousand) in amortization expense.  This amortization expense has reduced the value of the deferred financing charges to $371 thousand at May 31, 2007 (2006 - $481 thousand).

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009 the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2007, the Company has recognized $935 thousand (2006 - $790 thousand; 2005 - $426 thousand) in accretion expense.  This accretion expense has increased the carrying value of the convertible debentures to $11.9 million at May 31, 2007 (2006 - $11.0 million).

The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.  Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at May 31, 2007, the term of the debt remains unchanged.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

13.	Commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $118 thousand in 2008 and $8 thousand in 2009.

During the year ended May 31, 2007, operating lease expenses were $139 thousand (2006 - $130 thousand; 2005 - $136 thousand).

(b)	Other contractual commitments:

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i)	A 20% share interest in NuChem;

(ii)	A payment of U.S. $350 thousand in shares of Lorus; and

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

The Company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2008 or 2009 and cannot reasonably predict when such milestones will be achieved, if at all.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

13.	Commitments and guarantees (continued):

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies.  In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights.  Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties.

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2008 or 2009, and cannot reasonably predict when such royalties will become payable, if at all.

(c)	Guarantees:

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

14.	Financial instruments:

The carrying values of cash and cash equivalents, short-term marketable securities and other investments, amounts receivable, other assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these financial instruments.  Long-term marketable securities and other investments are valued at carrying value that, by virtue of the nature of the investments, primarily interest-bearing instruments, approximates their quoted market value.

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

The Company is exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.

The fair value of the convertible debentures at May 31, 2007 is $13.6 million.

15.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events:

On July 10, 2007 (the "Effective Date"), the Company completed a corporate reorganization by way of a plan of arrangement (the "Reorganization") with unrelated parties, 6707157 Canada Inc. ("Investor") and its affiliate, Pinnacle International Lands, Inc., to reorganize Lorus' business.  The Reorganization was effected pursuant to an arrangement agreement dated as of May 1, 2007 and was approved by Lours' shareholders on June 25, 2007.

Pursuant to the Reorganization, Lorus transferred all of its assets (with the exception of certain future tax assets) and liabilities to New Lorus and/or one of its wholly owned subsidiaries and New Lorus assumed those liabilities.  Under the reorganization, the share capital of Lorus was reorganized into voting and non-voting common shares and securityholders in Lorus exchanged their securities in Lorus for equivalent securities in New Lorus (the "Exchange").  As part of the Reorganization, Lorus changed its name to 4325231 Canada Inc. and New Lorus changed its name from 6650309 Canada Inc. to Lorus Therapeutics Inc.  The common shares of Lorus were de-listed from both the TSX and the AMEX.  As a result of the Reorganization, Lorus ceased carrying on the business of the research and development of pharmaceutical products and technologies that was previously carried on by Lorus.  As part of and upon completion of the Reorganization, the nature of Lorus' business underwent a fundamental change and, since the Effective Date, has been focused entirely on real estate development.  After completion of the Reorganization, New Lorus was not related to Lorus.

As part of the Reorganization, the Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares for cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand, subject to certain post-closing adjustments before transaction costs.  The remaining 59% of the voting common shares of Lorus were distributed to the New Lorus shareholders who are not residents of the United States on a pro-rata basis, and the New Lorus shareholders who were residents of the United States received a nominal cash payment instead of the voting common shares.  As part of the Reorganization, HighTech and certain other shareholders of Lorus (the "Selling Shareholders"), sold to the Investor the voting common shares of Lorus received under the Reorganization at the same price per share as was paid to shareholders who are residents of the United States.  The proceeds received by the Selling Shareholders were nominal.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events (continued):

New Lorus and its subsidiaries have agreed to indemnify Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties),  other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Reorganization (the "Effective Time") and directly or indirectly relating to any of the assets of Lorus transferred to New Lorus pursuant to the Reorganization (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Lorus to New Lorus pursuant to the Reorganization; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Lorus or the Reorganization.

Certain of the transactions associated with the Reorganization are taxable and would result in income taxes otherwise payable of approximately $4.1 million.  Lorus will utilize tax loss carryforwards of $11.5 million to offset income taxes otherwise payable.  Accordingly, the future tax assets would be reduced by $4.1 million.  There would be a corresponding reduction of the valuation allowance.  Future tax assets relating to income tax attributes of Lorus Therapeutics Inc. (but not those of its subsidiaries) of $39.8 million will not be available to New Lorus in the future.  These future tax assets have been fully reserved through the valuation allowance and will not otherwise impact the Company's loss.

During the year ended May 31, 2007, the Company incurred approximately $1.3 million in deferred arrangement costs associated with negotiating the above arrangement, consisting primarily of professional fees.  These costs were transferred to New Lorus as part of the arrangement and will be offset against proceeds from the transaction in the first quarter of 2008 in the New Lorus consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events (continued):

As part of the Reorganization, on July 10, 2007, the following transactions ensued between 4325231 Canada Inc., the successor shell company of Lorus and the Investor.  These transactions are not part of Lorus as a continuing entity.

(a)	4325231 Canada Inc. issued 294,296,851 additional non-voting common shares to the Investor for gross proceeds of $1.2 million and;

(b)
4325231 Canada Inc. acquired all of the limited partnership units (the "LP Units") in Pinnacle Centre Three Limited Partnership and Pinnacle Centre Four Limited Partnership ("Pinnacle Partnerships"), each of which has an interest in a real estate development project located in downtown Toronto, Ontario, for a total purchase price of $1.2 million (the "Purchase Price") from an entity related to the Investor.  The Purchase Price was satisfied by the issuance of interest bearing demand promissory notes aggregating to $500 thousand, and the balance $700 thousand will be paid in cash.  These transactions have occurred between two commonly controlled entities.  Since these transactions do not result in a substantive change in ownership, the transactions will be accounted for at carrying value.

As at the date of the acquisition, the Pinnacle Partnerships had the following combined assets and liabilities:

(Unaudited)
Assets
Property under development	$11,368
Cash held in trust	3,430
Other current assets	226
Due from related party	1,934
$16,958

Liabilities and Partners' Equity
Due to related parties	$13,547
Sales deposits	3,397
Accrued liabilities	12
16,956
Partners' equity	2
$16,958

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events (continued):

Prior to the acquisition of the LP Units, the Pinnacle Partnerships each entered into a revolving demand loan agreement with Pinnacle International Realty Group Inc., an entity with common ownership to the Investor, whereby each of the Pinnacle Partnerships may borrow up to $60 million with interest at prime plus 2% in order to finance construction costs until conventional construction financing is secured.

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of Lorus Therapeutics Inc.

Under date of August 7, 2007, we reported on the consolidated balance sheets of Lorus Therapeutics Inc. (the "Company") as at May 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended May 31, 2007, included in the Annual Report on Form 20-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles" as included in Form 20-F in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) except that the consolidated statement of shareholders' equity (deficiency) for the period from June 1, 1998 to May 31, 2003 was not audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).  This supplemental note is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at May 31, 2007 and 2006 and for each of the years in the three-year period ended May 31, 2007.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada

November 16, 2007

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

The consolidated financial statements as at May 31, 2007 and 2006 and for each of the years in the three-year period ended May 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and deficit and consolidated balance sheets.

(a)	Consolidated statements of operations and deficit:

	2007	2006	2005

Loss per Canadian GAAP	$(9,638)	$(17,909)	$(22,062)

Accretion of convertible debentures (b)(i)	741	480	329
Amortization of debt issue costs (b)(i)	(59)	(108)	(40)
Stock-based compensation expense (b)(ii)	(194)	1,149	1,475

Loss and comprehensive loss per U.S. GAAP	$(9,150)	$(16,388)	$(20,298)

Basic and diluted loss per share per U.S. GAAP	$(0.05)	$(0.09)	$(0.12)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share are the same as under Canadian GAAP.

(b)	Consolidated balance sheets:

	Adjustments
	Canadian	Convertible	Stock	U.S.
2007	GAAP	debentures	options	GAAP
		(i)	(ii)

Deferred financing charges	$371	$104	$-	$475
Secured convertible debentures	(11,937)	(2,518)	-	(14,455)
Equity portion of secured convertible debentures	(3,814)	3,814	-	-
Stock options	(4,898)	-	4,898	-
Contributed surplus/Additional paid-in capital ("APIC")	(8,525)	(57)	309	(8,273)
Deficit accumulated during the development stage	174,190	(1,343)	(5,207)	167,640

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

	Adjustments
	Canadian	Convertible	Stock	U.S.
2006	GAAP	debentures	options	GAAP
		(i)	(ii)

Deferred financing charges	$481	$164	$-	$645
Secured convertible debentures	(11,002)	(3,260)	-	(14,262)
Equity portion of secured convertible debentures	(3,814)	3,814	-	-
Stock options	(4,525)	-	4,525	-
Contributed surplus/APIC	(7,665)	(1,048)	876	(7,837)
Warrants	(991)	991	-	-
Deficit accumulated during the development stage	164,552	(661)	(5,401)	158,490

(i)	Convertible debentures:

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity (deficiency).  Under U.S. GAAP, the embedded conversion option is not subject to bifurcation in accordance with Emerging Issues Task Force Abstract No. 00-19 ("EITF 00-19") since, as a conventional convertible debt, the holder of the debentures may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.  Accordingly, the conversion option is included in the carrying amount of the secured convertible debentures, presented as a long-term liability.  In accordance with U.S. GAAP, EITF 00-19 and APB Opinion No. 14, the warrants issued in connection with the convertible debentures financing were recorded as additional paid-in capital and a reduction to the proceeds from the issuance of convertible debentures.  The warrants have been presented as a separate component of shareholders' equity (deficiency) for Canadian GAAP purposes.  Under U.S. GAAP, the Company allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant portions based on their relative fair values.  The fair value of the purchase warrants was determined based on an option pricing model.  The resulting allocation based on relative fair values resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the purchase warrants.  The financing costs totaling $1.1 million related to the issuance of the convertible debentures were allocated on a pro rata basis to deferred financing charges of $964 thousand and to the purchase warrants of $97 thousand.  This allocation resulted in the net amount allocated to the warrants of $1.0 million.  The deferred financing charges are amortized over the five-year life of the convertible debentures agreement.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  To date, the Company has recognized $600 thousand in accretion expense.  This accretion expense has increased the value of the convertible debentures from $13.9 million to $14.5 million at May 31, 2007.

In May 2007, the Company entered into an agreement with the holder of the Lorus $15.0 million secured convertible debenture to the repurchase of its outstanding 3,000,000 common shares at a purchase price of $252 thousand in connection with the reorganization.  The difference between the repurchase liability and the carrying amount of the warrants has been recorded as additional paid-in capital.

(ii)	Stock-based compensation:

Under Canadian GAAP, effective June 1, 2004, the Company adopted the fair value-based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of The Canadian Institute of Chartered Accountants' Handbook Section 3870.  As a result, the opening balances of deficit and stock options were increased by $2.8 million at June 1, 2004.

Under U.S. GAAP, on June 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair values.  The statement eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

The Company adopted SFAS 123(R) using the modified prospective method, which requires the application of the accounting standards as of June 1, 2006.  The consolidated financial statements as of and for fiscal 2007 reflect the impact of adopting SFAS 123(R).  In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest.  Stock-based compensation expense recognized in the consolidated statement of operations during fiscal 2007 included compensation expense for stock-based payment awarded prior to, but not yet vested as of June 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosures  ("SFAS 148"), and compensation expense for the stock-based payment awards granted subsequent to May 31, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R).  As stock-based compensation expense recognized in statement of operations for fiscal 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.  SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  As a result of the adoption of SFAS 123(R) on June 1, 2006, the Company recorded stock-based compensation of $697 thousand for the year ended May 31, 2007.   The Company used the Black-Scholes valuation model to determine the fair value of options granted in fiscal 2007 and valuation assumptions are consistent with those used under Canadian GAAP.  There was no material cumulative effect adjustment to additional paid-in capital relating to estimating forfeitures on recognized stock-based compensation cost in periods prior to the adoption of SFAS 123(R).

As at May 31, 2007, the aggregate intrinsic values for options outstanding and options exercisable is nil as the common stock price as of May 31, 2007 was lower than the exercise prices of the stock options.

Total unrecognized compensation cost relating to unvested stock options at May 31, 2007, prior to the consideration of expected forfeitures, is approximately $502 thousand and is expected to be recognized over a weighted average period of 1.8 years.

The total intrinsic value of options exercised during the years ended May 31, 2007 and 2006 was $2 thousand and nil, respectively.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

Had the Company adopted the fair value-based method for accounting for stock-based compensation in all prior periods presented, the pro-forma impact on net income and net income per share would be as follows:

	2006	2005

Net loss to common shareholders - U.S. GAAP	$(16,388)	$(20,298)
Compensation expense under fair value-based method	(1,149)	(1,475)

Pro forma net loss - U.S. GAAP	$(17,537)	$(21,773)

Pro forma basic and diluted loss per share - U.S. GAAP	$(0.10)	$(0.13)

During fiscal 2006, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of the 1,145,000 stock options and the forfeiture of 1,145,000 stock options.  Under Canadian GAAP, the accounting treatment of these options require that any incremental value resulting from the amendment be determined and recognized over the remaining vesting period.  Under U.S. GAAP, prior to the adoption of SFAS 123(R), the amended options were treated as a variable award and were revalued, using the intrinsic value method of accounting at the end of each reporting period until the date the options were exercised, forfeited or expired unexercised.  In fiscal 2006, the Company recorded stock-based compensation of $36 thousand under U.S. GAAP related to these amended stock options.

In addition, in fiscal 2006, the Company granted performance-based stock options.  Under Canadian GAAP, the accounting treatment of these options is consistent with all other employee stock options.  Under U.S. GAAP, prior to the adoption of SFAS 123(R), the options were treated as a variable award and were revalued using the intrinsic value method of accounting at the end of each reporting period until the final measurement date.  At each reporting date, compensation cost was measured based on an estimate of the number of options that would vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates.  The compensation cost was being recognized over the estimated performance period.  For the year ended May 31, 2006, the Company recorded stock-based compensation expense of $20 thousand under U.S. GAAP for performance-based options.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

There are no measurement differences between Canadian GAAP and U.S. GAAP for these awards in fiscal 2007.

For the year ended May 31, 2007, stock-based compensation expense of $697 thousand comprised $299 thousand related to research and development and $398 thousand related to general and administrative.

(c)	Consolidated statements of cash flows:

There are no differences between Canadian and U.S. GAAP that impact the consolidated statements of cash flows.

(d)	Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The impact would be higher research and development expense and an income tax recovery of $212 thousand for the year ended May 31, 2007 (2006 - $205 thousand; 2005 - $400 thousand) with no net impact to loss for the year or loss per share.

(e)	Effects of prior year misstatements:

In September 2006, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which addresses staff's views on how uncorrected errors in previous years should be considered when quantifying errors in current year financial statements.  SAB 108 requires SEC registrants to consider the effect of all carryover and reversing effects of prior year misstatements when quantifying errors in current year financial statements.  SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors.  The adoption of SAB 108, using the dual method approach for quantifying errors in financial statements effective June 1, 2006 did not have an impact on the Company's reconciliation to U.S. GAAP for the year ended May 31, 2007.

Canadian GAAP does not prescribe any particular method of evaluating uncorrected errors.

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

(f)	New accounting pronouncements not yet adopted:

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes.  It also requires additional financial statement disclosures about uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006, specifically July 1, 2007 for the Company.  The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically June 1, 2008 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically June 1, 2008 for the Company.  Early adoption is permitted subject to certain conditions; however an early adopter must also adopt SFAS 157 at the same time.  The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

(g)	Consolidated statement of shareholders' equity (deficiency) for the period from June 1, 1998 to May 31, 2007:

			Contributed
	Number of		surplus/
	shares	Amount	APIC	Deficit	Total

Balance, May 31, 1998	36,785	$37,180	$667	$(32,946)	$4,901
Exercise of special warrants	5,333	1,004	(1,217)	-	(213)
Exercise of stock options	46	48	-	-	48
Issue of warrants	-	-	1,217	-	1,217
Issue of special warrants	-	-	213	-	213
Other issuances	583	379	-	-	379
Deficit	-	-	-	(4,623)	(4,623)

Balance, May 31, 1999	42,747	38,611	880	(37,569)	1,922
Exercise of warrants	12,591	7,546	(534)	-	7,012
Issuance of special and purchase warrants	-	-	8,853	-	8,853
Issuance of public offering	15,333	41,952	659	-	42,611
Issued of acquisition	36,050	14,000	-	-	14,000
Exercise of units	893	1,821	(321)	-	1,500
Issuance under alternate compensation plan	18	15	-	-	15
Exercise of special warrants	30,303	8,438	(8,438)	-	-
Exercise of stock options	1,730	1,113	-	-	1,113
Stock-based compensation	-	869	-	-	869
Deficit	-	-	-	(8,599)	(8,599)

Balance, May 31, 2000	139,665	114,365	1,099	(46,168)	69,296
Exercise of warrants	168	93	(25)	-	68
Issuance under alternate compensation plan	28	49	-	-	49
Exercise of stock options	2,550	1,866	-	-	1,866
Stock-based compensation	-	351	-	-	351
Deficit	-	82	-	(15,213)	(15,131)

Balance, May 31, 2001	142,411	116,806	1,074	(61,381)	56,499
Exercise of compensation warrants	476	265	(71)	-	194
Exercise of stock options	1,525	1,194	-	-	1,194
Stock-based compensation	-	(100)	-	-	(100)
Deficit	-	-	-	(13,488)	(13,488)

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

			Contributed
	Number of		surplus/
	shares	Amount	APIC	Deficit	Total

Balance, May 31, 2002	144,412	118,165	1,003	(74,869)	44,299
Exercise of stock options	873	715	-	-	715
Stock-based compensation	-	558	-	-	558
Deficit	-	-	-	(16,634)	(16,634)

Balance, May 31, 2003	145,285	119,438	1,003	(91,503)	28,938
Share issuance	26,220	24,121	4,325	-	28,446
Exercise of stock options	289	171	-	-	171
Stock-based compensation	-	(88)	-	-	(88)
Other issuances	-	28	-	-	28
Deficit	-	-	-	(30,301)	(30,301)

Balance, May 31, 2004	171,794	143,670	5,328	(121,804)	27,194
Interest payment	421	300	-	-	300
Exercise of stock options	276	112	-	-	112
Expiry of compensation options	-	-	1,405	-	1,405
Issuance under alternate
compensation plan	50	37	-	-	37
Issuance of warrants	-	-	1,048	-	1,048
Deficit	-	-	-	(20,298)	(20,298)

Balance, May 31, 2005	172,541	144,119	7,781	(142,102)	9,798
Interest payment	2,153	882	-	-	882
Stock-based compensation	-	-	56	-	56
Deficit	-	-	-	(16,388)	(16,388)

Balance, May 31, 2006	174,694	145,001	7,837	(158,490)	(5,652)
Equity issuance	33,800	11,641	-	-	11,641
Interest payments	3,726	1,050	-	-	1,050
Exercise of stock options	46	22	(9)	-	13
Repurchase of warrants	-	-	(252)	-	(252)
Stock-based compensation	-	-	697	-	697
Deficit	-	-	-	(9,150)	(9,150)

Balance, May 31, 2007	212,266	$157,714	$8,273	$(167,640)	$(1,653)