Form 20-F
period 2008-05-31
LORUS THERAPEUTICS INC
filed 2008-11-26
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended May 31, 2008.
Or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from __________ to __________ .
Commission file number 001-32001
Or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report ________________ .

LORUS THERAPEUTICS INC.
(Exact Name of Registrant as Specified in Its Charter)

Canada
(Jurisdiction of Incorporation or Organization)

2 Meridian Road
Toronto, Ontario, Canada
M9W 4Z7
(Address of Principal Executive Offices)

Elizabeth Williams
Telephone: (416) 798-1200
Facsimile: (416) 798-2200
2 Meridian Road
Toronto, Ontario, Canada
M9W 4Z7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value at May 31, 2008: 217,649,000

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

Large accelerated filer  ☐  Accelerated filer ☐  Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☒

TABLE OF CONTENTS

General

On July 10, 2007 (the “Arrangement Date”), we completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one of our common shares and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to our corporation and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  In this Annual Report on Form 20-F, all references to the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and us after the Arrangement Date.  References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended May 31, 2008.

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

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to repay or refinance our convertible debentures at maturity;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our ability to maintain compliance with the operational covenants of the convertible debenture agreement that could result in an event of default and the requirement for early repayment;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
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

The financial data as at May 31, 2008, 2007, 2006, 2005 and 2004 and for the years ended May 31, 2008, 2007, 2006, 2005 and 2004 have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP in the Supplementary Information included with the Financial Statements included in this Annual Report.

The following table presents a summary of our consolidated statement of operations derived from our audited financial statements for the years ended May 31, 2008, 2007, 2006, 2005 and 2004.

Consolidated statements of operations data

(In thousands, except per share data)
	Years Ended May 31,
	2008	[1]	2007	[1]	2006	[1]	2005	[1]	2004	[1]
In accordance with Canadian GAAP
Revenue	$43		$107		$26		$6		$608
Research and development	$6,087		$3,384		$10,237		$14,394		$26,785
General and administrative	$3,888		$3,848		$4,334		$5,348		$4,915
Net loss	$6,334		$9,638		$17,909		$22,062		$30,301
Basic and diluted loss per share	$0.03		$0.05		$0.10		$0.13		$0.18
Weighted average number of common shares outstanding	215,084		204,860		173,523		172,112		171,628

In accordance with U.S. GAAP[2]
Net loss	$5,526		$9,150		$16,388		$20,298		$30,301
Basic and diluted loss per share	$0.03		$0.05		$0.09		$0.12		$0.18

The following table presents a summary of our consolidated balance sheet as at May 31, 2008, 2007, 2006, 2005 and 2004.

Consolidated balance sheet data

	As at May 31,
	2008 [1]	2007	[1]	2006 [1]	2005	[1]	2004	[1]
In accordance with Canadian GAAP
Cash and cash equivalents	$2,652	$1,405		$2,692	$2,776		$1,071
Marketable securities and other investments	$6,784	$10,993		$5,627	$18,683		$25,657
Total assets	$11,607	$15,475		$11,461	$27,566		$34,424
Total debt	$15,459	$14,714		$14,017	$14,300		$5,825
Total shareholders’ deficit	$(3,852)	$761		$(2,556)	$13,266		$28,599
Number of common shares outstanding	217,649	212,266		174,694	172,541		171,794
Dividends paid on common shares	-	-		-	-		-

In accordance with U.S. GAAP[2]
Total assets	$11,911	$15,579		$11,625	$27,838		$34,424
Total debt	$17,314	$17,232		$17,277	$18,040		$5,825
Total shareholders’ deficit	$(5,403)	$(1,653)		$(5,652)	$9,798		$28,599

Footnotes:
(1)
On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly Lorus Therapeutics Inc., (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

Changes in accounting polices:

(a) Financial Instruments: Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), retroactively without restatement of prior periods. This section provides standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.

As part of the adoption of the new standards on June 1, 2007, the Company designated certain  short term investments consisting of corporate instruments as “held-for-trading”.  This change in accounting policy for Canadian GAAP resulted in a decrease in the carrying amount of these investments amounting to $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2008 of $7 thousand.

(b) Stock based compensation: Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the amended CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement as permitted under the revised section.

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

(2)	The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

Fiscal 2004

There were no significant differences between Canadian and U.S. GAAP during the year ended May 31, 2004.

Fiscal 2005 to 2008

The following table reconciles the loss per Canadian GAAP to loss per U.S. GAAP for years ended May 31, 2005, 2006, 2007 and 2008:

	Years ended May 31,
	2008	2007	2006	2005

Loss per Canadian GAAP	$(6,334)	$(9,638)	$(17,909)	$(22,062)

Accretion of convertible debentures (i)	902	741	480	329
Amortization of debt issue costs (i)	(40)	(59)	(108)	(40)
Stock compensation expense (ii)	(47)	(194)	1,149	1,475
Short term investments (iii)	(7)	-	-	-
Loss per US GAAP	(5,526)	(9,150)	(16,388)	(20,298)
Other comprehensive loss (iii)	(20)	-	-	-
Loss and comprehensive loss per U.S. GAAP	(5,546)	(9,150)	(16,388)	(20,298)

Basic and diluted loss per share per U.S. GAAP	$(0.03)	$(0.05)	$(0.09)	$(0.12)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share are the same as under Canadian GAAP.

(i) Convertible debentures
Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. Measurement differences from the accretion  of the value attributed to the conversion option on the convertible debentures and amortization of debt issue costs are further explained in the supplementary note to the consolidated financial statements.

(ii) Stock options
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

During fiscal 2007, the Company recorded stock compensation expense of $503 thousand (2006 - $1.2 million) in accordance with Canadian GAAP in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002, and an offsetting adjustment to stock options of $503 thousand in the consolidated balance sheets. Under U.S. GAAP, the Company recognized $697 thousand in expense during the same period as a result of adopting SFAS 123R.

(iii) Financial instruments
Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), retroactively without restatement of prior periods. This section provides standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.

As part of the adoption of the new standards on June 1, 2007, the Company designated certain  short term investments consisting of corporate instruments as “held-for-trading”.  This change in accounting policy for Canadian GAAP resulted in a decrease in the carrying amount of these investments amounting to $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2008 of $7 thousand.

Under U.S. GAAP, the Company previously accounted for these investments as “held-to-maturity” in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Because the Company did not have the ability or intent to hold these investments until their stated maturity date, the Company made a reassessment of the appropriateness of the previous classification and reallocated these investments as “available-for-sale” as of May 31, 2008, in accordance with SFAS 115. Consequently, an unrealized holding loss in the amount of $20 thousand was recorded in other comprehensive income.

We publish our consolidated financial statements in Canadian (“CDN”) dollars.  In this report, except where otherwise indicated, all amounts are stated in CDN dollars.

The following table sets out the exchange rates of CDN$ for 1 US$ for the following periods:

Period	Average Close	High	Low
October, 2008	1.185	1.294	1.061
September, 2008	1.058	1.08	1.034
August, 2008	1.054	1.068	1.025
July, 2008	1.013	1.026	1.002
June, 2008	1.017	1.028	1.001
May, 2008	0.999	1.019	0.984

Fiscal Year Ended May 31, 2008	1.014	1.075	0.917
Fiscal Year Ended May 31, 2007	1.1366	1.1855	1.0696
Fiscal Year Ended May 31, 2006	1.1701	1.246	1.0948
Fiscal Year Ended May 31, 2005	1.2551	1.378	1.1746
Fiscal Year Ended May 31, 2004	1.3423	1.418	1.2683

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

RISKS RELATED TO OUR BUSINESS

We need to raise additional capital.

Our current capital resources are not sufficient to fund our long-term business strategy or to repay our convertible debentures.  We need to raise additional capital. To obtain the necessary capital, we must rely on any or all of; grants and tax credits, additional share issues and collaboration agreements or corporate partnerships to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms which are acceptable to us or in amounts that will enable us to carry out our business plan.

If we cannot obtain the necessary capital, we will have to:

•	engage in equity financings that would result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available; or

•	considerably reduce, even cease our operations.

Our cash flow is not sufficient to repay our debentures at maturity.

Our ability to repay our convertible debentures at maturity or refinance our prime plus 1% convertible debentures due in October 2009 will depend on our ability to generate or raise sufficient cash or refinance them.  Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability.   If we cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion:

•	commence legal action;

•	take possession of our assets;

•	carry on our business;

•	appoint a receiver; and

•	take any other action permitted by law to obtain payment.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $6.3 million; $9.6 million and $17.9 million for the years ended May 31, 2008, 2007 and 2006, respectively. As of May 31, 2008, we had an accumulated deficit of $180.5 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and we stopped selling Virulizin® in Mexico in July 2005. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, LOR-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We are an early stage development company.

We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the market that we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results.  Such funding will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

Our convertible debentures are subject to certain operational covenants.  In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the debentures.  This could result in our inability to pay the principal and interest owing on the debentures and insolvency of the Company, a dilutive equity financing in attempt to raise funds to repay the debentures, or a significant reduction in cash available for us to use towards the development of our product candidates.

The Company has indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement.

Under the Arrangement, we have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring

(i)
prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

This indemnification could result in significant liability to us.

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

None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  For example, results of our Phase III clinical trial of Virulizin did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

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

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

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

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;

•
substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience;

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals;

•
Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are;

•
Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost;

•
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

The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

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

Enforcement of intellectual property rights

Protection of the rights revealed in published patent applications can be complex, costly and uncertain.  Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trademark protection

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

Trade secrets

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, LOR-2040 and LOR-253. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

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

We do not have manufacturing facilities to produce supplies of LOR-2040, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

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

Our investments are held to maturity and have staggered maturities to minimize interest rate risk. We cannot assure you that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

RISKS RELATED TO OUR COMMON SHARES AND CONVERTIBLE DEBENTURES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include but are not limited to:

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

The conversion of some or all of our convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

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

New Lorus was incorporated on November 1, 2006 as 6650309 Canada Inc. under the Canada Business Corporations Act.

On the Arrangement Date, Old Lorus completed a plan of arrangement and corporate reorganization with, among others, New Lorus, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of New Lorus and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.   At the Arrangement Date, New Lorus’ articles of incorporation were amended to change the name of the Company from 6650309 Canada Inc. to Lorus Therapeutics Inc.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.  Our corporate website is www.lorusthera.com.  The contents of the website are specifically not included in this Annual Report on Form 20-F by reference.

Our common shares are listed on the Toronto Stock Exchange under the symbol “LOR”.

Lorus’ subsidiaries are GeneSense Technologies Inc. (“GeneSense”), a corporation incorporated under the laws of Canada, of which Lorus owns 100% of the issued and outstanding share capital, and NuChem Pharmaceuticals Inc. (“NuChem”), a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital and Pharma Immune Inc. ("Pharma Immune"), a corporation incorporated under the laws of Delaware of which Lorus owns 100% of the issued and outstanding share capital. In addtion, as at May 31, 2008, Lorus held a 25% equity interest in ZOR Pharmaceuticals.

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to an advanced Phase II clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships and obtaining the necessary regulatory approvals to market our products.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense RNA-based therapeutics, small molecules and immunotherapeutics.

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

RNA-Targeted Therapies

Lorus’ RNA-targeted therapeutics include LOR-2040 (formerly GTI-2040) that is in Phase II clinical development and LOR-1284 (formerly siRNA-1284) which is in the pre-clinical stage of development. See “-- Clinical Development” and “Business of the Company - DNA/RNA-based Therapeutics”.

Small Molecule

We have small molecule drug screening technologies and preclinical scientific expertise, which we are using to create a drug candidate pipeline. Our proprietary group of novel small molecule compounds, which include lead compounds LOR-253 (formerly LT-253) and LOR-220 (formerly ML-220), have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.  See “-- Clinical Development” and “Business of the Company - Small Molecule Therapies”.

Immunotherapy

Lorus’ lead immunotherapy product candidate is Virulizin®, the development and commercialization rights for which were recently licensed to Zor Pharmaceuticals LLC for certain geographic areas.  See “ - Clinical Development” and “Business of the Company - Immunotherapy” for more details.

Clinical Development

The chart below illustrates our current view of the clinical development stage of each of our products.  This chart reflects the current regulatory approval process for biopharmaceuticals in Canada and the United States.  See “Regulatory Requirements” for a description of the regulatory approval process in Canada and the United States. These qualitative estimates of the progress of our products are intended solely for illustrative purposes and this information is qualified in its entirety by the information appearing elsewhere or incorporated by reference in this Annual Report.

Capital Expenditures and Divestitures

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

Since cancer progression is a complex process involving the accumulation of multiple genetic alterations leading to changes in many specialized cell functions, Lorus believes that no single drug will emerge as a cure for all cancers.  Instead, we believe that cancer will continue to be treated by many different drugs with a variety of mechanisms of action.  Since Lorus takes a multi-mechanistic approach for the treatment of cancer, we concentrate on the discovery and the development of different classes of anticancer compounds.

All of the drugs being developed by the research team at Lorus have one similar characteristic: they are designed with the goal of being well-tolerated by patients. For successful drug candidates, these drugs will not only provide effective cancer treatment but may contribute to an improved quality of life for cancer patients, and may also make Lorus’ drugs more commercially attractive as they could more easily be investigated in combination with other leading therapies without significantly adding to the current side effect profiles of existing drugs.

Lorus has product candidates in three classes of anticancer therapies: (i) RNA-targeted (antisense) therapies; (ii) small molecule therapies; and (iii) immunotherapeutics.

RNA-Targeted Therapies

Introduction

Metabolism, cell growth and cell division are tightly controlled by complex protein signalling pathways in response to specific conditions, thereby maintaining normal function. Many human diseases, including cancer, can be traced to faulty protein production and/or regulation. As a result, traditional therapeutics are designed to interact with the disease-causing proteins and modify their function. A significant number of current anticancer drugs act by damaging either DNA or proteins within cells (e.g., chemotherapy) or by inhibiting the function of proteins or small molecules (e.g. estrogen blockers, such as Tamoxifen). RNA-based therapeutics offer a novel approach to treatment in that they are designed to prevent the production of proteins causing disease.

Our RNA-based drugs consist of RNA-targeted antisense drugs and short-interfering RNA (siRNA).  The premise of this therapeutic approach is to target an earlier stage of the biochemical process than is usually possible with conventional drugs. The blueprint for protein production is encoded in the DNA of each cell. To translate this code into protein the cell first produces mRNAs (messenger ribonucleic acids) specific to each protein and these act as intermediaries between the information encoded in DNA and production of the corresponding protein. Most traditional therapies interact with the final synthesized or processed protein.  Often this interaction lacks specificity that would allow for interaction with only the intended target, resulting in undesired side effects.  In contrast, this newer approach alters gene-expression at the mRNA level, prior to protein synthesis, with specificity such that expression of only the intended target is affected.  We believe that drugs based on this approach may have broad applicability, greater efficacy and fewer side effects than conventional drugs.

We have developed a number of antisense drugs, of which our lead product is LOR-2040 (formerly GTI-2040).  LOR-2040 targets the R2 component of ribonucleotide reductase (“RNR”). RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair.  RNR is made up of two components, R1 and R2, encoded by different genes. RNR is essential for the formation of deoxyribonucleotides, which are the building blocks of DNA.  Since RNR activity is highly elevated in tumor cell populations and is associated with tumor cell proliferation, we have developed antisense molecules specific for the mRNA of the R2 (LOR-2040) component of RNR. Furthermore, the R2 component also appears to be a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumor cells. Consequently, reducing the expression of the RNR components in a tumor cell with antisense drugs is expected to have antitumor effects.

LOR-2040

Our lead antisense drug candidate is LOR-2040, which targets the R2 component of RNR and has exhibited antitumor properties against over a dozen different human cancers in standard mouse models, including chemotherapy resistant tumors. We have completed  a Phase I/II clinical trial of LOR-2040 for advanced or metastatic renal cell carcinoma.  We are also conducting or have completed a multiple Phase I/II clinical trial program in cooperation with the NCI, for the study of LOR-2040 for the treatment of Acute Myeloid Leukemia (“AML”), breast cancer, lung cancer, colon cancer, prostate cancer, a series of solid tumors and myelodysplastic syndrome and acute leukemia. We also recently initiated Phase II clinical trial with LOR-2040 and high dose Ara-C in refractory and relapsed AML.

Pre-clinical Testing

LOR-2040 has demonstrated excellent anti-tumour activity in a number of murine models of human cancer including xenograft tumour growth, metastasis and survival models. Additional studies have demonstrated combination drug efficacy in xenograft tumour growth studies for human cancer cells, including drug resistant tumour cell lines.  Studies on dose schedule optimization for LOR-2040 in combination with docetaxel demonstrated that the timing of these two drugs could be optimized for efficacy.  These data, which were presented at the 2007 annual meeting of the American Association for Cancer Research (AACR), may have implications for the NCI sponsored clinical trials.   More recent preclinical studies on the anticancer activity of LOR-2040 in combination with cytokine therapies were presented at the 2008 annual meeting of the AACR.  These studies showed that LOR-2040 significantly improved the anticancer efficacy of an important group of cytokine immunotherapeutic agents, including interferon alpha and interleukin-2, both of which have been used in the treatment of solid tumors.   These findings may expand the potential avenues for development of LOR-2040. Formal pre-clinical development of LOR-2040, including GLP toxicology studies in standard animal models, has demonstrated that LOR-2040 is well tolerated at concentrations that exceed commensurate therapeutic doses in humans.

In April 2008 we announced the start of a development program aimed at expanding the therapeutic application of LOR-2040 for the treatment of superficial bladder cancer.  The new development program will examine direct (intravesical) administration of LOR-2040 into the bladder as a treatment for superficial or non-invasive bladder cancer.  In August 2008 we announced the successful completion of GLP toxicology studies with LOR-2040 to explore a novel route of administration.  Two studies were conducted to assess toxicity of LOR-2040 when administered by direct administration into the bladder. In both studies, no evidence of toxicity was seen following single or repeated doses of LOR-2040 given with this method of administration. Toxicity was evaluated based on a wide range of observations including detailed examination of urinary tract tissues.

LOR-1284

In 2003, Lorus began development of an anticancer therapeutic based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead compounds and preliminary in vitro and in vivo characterization of these compounds has yielded promising results.  LOR-1284 (formerly siRNA-1284), the lead compound identified from the screening study, specifically targets R2 expression. In in vitro studies, down-regulation of R2 expression by LOR-1284 resulted in decreased   tumor cell growth (proliferation) with a concomitant block in cell cycle progression. Furthermore, LOR-1284 demonstrates anti-tumor activity against human kidney, skin and colon cancers in mouse experimental models of tumor growth. We feel that the results of these studies warrant further development of LOR-1284 as well as expansion of siRNA research to other cancer targets.

Clinical Development-Lorus Sponsored Trials

Acute Myeloid Leukemia
In August 2007, we announced an expansion of the LOR-2040 development program in the AML indication with initiation of a more advanced Phase II clinical trial with LOR-2040 and high dose Ara-C (HiDAC) in refractory and relapsed AML. This Phase II study includes both an efficacy study and a novel additional study to measure intracellular target activities and pharmacological synergies between the two agents. In the first stage of the 60 patient trial, the pharmacologic and target related activity of LOR-2040 and HiDAC will be evaluated in two groups, to determine the contribution of each agent alone and in combination. The second stage of the trial will provide efficacy evaluation in a larger patient population.  The decision to advance clinical development of LOR-2040 was based on the encouraging results from our completed proof of concept NCI-sponsored study of LOR-2040 in combination with HiDAC in patients with refractory and relapsed AML. In June 2008 Lorus announced that the European Medicines Agency (EMEA) had granted orphan drug designation to LOR-2040 for development in AML.

Advanced Renal Cell Cancer
In April 2005, we announced completion of a Phase I/II clinical trial of LOR-2040 in combination with capecitabine, in patients with advanced, end-stage renal cell cancer in the United States. This trial was a single-arm pilot study examining the safety and efficacy of LOR-2040 used in combination with the anticancer agent capecitabine. The majority of patients had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome in renal cell cancer.  All 33 patients entering this study had advanced disease with multiple metastatic sites, with or without prior removal of the primary kidney tumor. However, more than half (52%) of the patients on the recommended dose exhibited disease stabilization or better, including one confirmed partial response. LOR-2040 was well tolerated when combined with a cytotoxic agent with expected adverse events. In April 2008 Lorus announced preclinical results from additional combination therapies in this indication identifying that LOR-2040 significantly improved the anticancer efficacy of an important group of cytokine immunotherapeutic agents, including interferon alpha and interleukin-2. Lorus is actively searching for partnerships to assist with the further development of LOR-2040 for the treatment of renal cell cancer and other selected solid tumor indications.

Clinical Development-NCI Sponsored Trials

Much of the clinical development for LOR-2040 was performed  in conjunction with the US NCI, which paid for the cost of the sponsored clinical trials.  See “-- Agreements - Collaboration Agreements - National Cancer Institute”.  To date we have substantially completed six clinical trials with the NCI for LOR-2040 in patients with AML, metastatic breast cancer, non-small cell lung cancer, solid tumors, unresectable colon cancer, hormone refractory prostate cancer and have one study ongoing in MDS and acute leukemia.  These indications were selected based on the most promising results from our preclinical studies. Upon receipt of the clinical data from the ongoing NCI clinical trials, Lorus will analyze and make decisions regarding the strategic direction of our antisense portfolio.  We do not believe that the data to be received from these trials will be material nor impact our current development plan of focusing on LOR-2040 in AML.  Lorus continues to search for partnerships for the future development of LOR-2040.

Acute Myeloid Leukemia
In July 2003, we announced the FDA’s approval of the NCI-sponsored IND application for a clinical trial of LOR-2040 in combination with cytarabine, in patients with refractory or relapsed AML. Cytarabine is the current established drug for treating AML patients.  The study is part of a Phase II clinical program to be conducted under the sponsorship of the Cancer Treatment Evaluation Program of the NCI pursuant to a clinical trial agreement between Lorus and the NCI.

In August 2007, we announced the completion of this study. This clinical trial demonstrated safety and appropriate dosing of the combination regimen and showed promising clinical responses in patients under 60 years of age.  Moreover, the clinical responses correlated with downregulation of R2, the cellular target of LOR-2040, and were further supported by demonstration of intracellular LOR-2040 in circulating and bone marrow leukemic cells. In July 2008 we announced publication of the final results of this clinical trial by the investigators in the journal Clinical Cancer Research 14(12) 2008. The results demonstrated safety and appropriate dosing of the combination regimen. Notably, promising clinical responses in patients under 60 years of age were obtained which included complete responses in 35% of the 23 patients and significant cytoreduction of the leukemic blasts in two others. Moreover, the clinical responses correlated with down regulation of R2, the cellular target of LOR-2040 in circulating and bone marrow leukemic cells. Additionally, outcomes of complete response were associated with high pre-treatment levels of R2, suggesting that pre-treatment R2 may be a predictor of response and a possible basis for treatment stratification to this LOR-2040 and cytarabine combination.  This proof of concept study provided the basis for proceeding to the current larger Phase II study in with the same regimen in patients less than 60 years of age with refractory and relapsed AML.

Metastatic Breast Cancer
In August 2003, we announced that the FDA had approved the NCI’s IND to begin a Phase II clinical trial to investigate LOR-2040 as a treatment for metastatic breast cancer in combination with capecitabine (Xeloda, manufactured by Roche Laboratories Inc.). In support of continued studies aimed at demonstrating R2 target down-regulation in patient samples, this study group, in collaboration with Lorus, published preliminary results of RT-PCR studies in the May 2006 issue of Oncology Reports. The results demonstrate that the assay developed by Lorus can feasibly assess R2 levels in blood and tumour tissues from patients before and after treatment.  This study has been completed and we are awaiting final clinical reports and analysis which we expect to receive in fiscal 2009.

Non-Small Cell Lung Cancer
In September 2003, we received approval from Health Canada for initiation of a clinical trial of LOR-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer (“NSCLC”), as part of a Phase I/II clinical program of LOR-2040 in collaboration with the NCI. Interim results from this study were announced in May 2005. Our interim results showed that the toxicity profile was determined to be acceptable for the specific combination therapy and the observed level of disease stabilizations was encouraging given the advanced stage of the disease in this subset of patients. The study group published a paper in the December 2005 issue of the  Journal of Chromatography, outlining the development of a method for determination of LOR-2040 in human plasma samples. This highly sensitive method will be used for pharmacokinetic studies in patient samples from the trial.  This study has been completed and we are awaiting final clinical reports and analysis which we expect to receive in fiscal 2009.

Solid Tumors
In February 2004, we announced the initiation of a Phase I clinical trial examining the use of LOR-2040 in combination with gemcitabine in patients with solid tumors.  In June 2005, results from the trial were published.  The trial was intended to identify the recommended dose of LOR-2040 and its toxicity profile.  At the recommended dose LOR-2040 demonstrated a manageable toxicity profile and was generally well tolerated when given as a single agent. This study has been completed and we are awaiting final clinical reports and analysis, which we expect to receive in fiscal 2009.

Unresectable Colon Cancer
In May 2004, we announced the initiation of a Phase I clinical trial examining LOR-2040 in combination with oxaliplatin and capecitabine in the treatment of advanced unresectable colon cancer and other solid tumors.  This study is part of a clinical trials program sponsored by the NCI.  This study has been completed and we are awaiting final clinical reports and analysis, which we expect to receive in fiscal 2009.

Hormone Refractory Prostate Cancer
In November 2004, we announced the initiation of a Phase II clinical trial examining LOR-2040 in combination with docetaxel and prednisone in hormone refractory prostate cancer.  In November 2005, we announced interim data from this trial.  The data showed that along with an acceptable tolerability profile, nine of 22 PSA evaluable patients demonstrated a PSA response (reductions of greater than 50%).  PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response. These data were also presented at the 2006 annual meeting of the American Society of Clinical Oncology (“ASCO”).

High Grade Myelodysplastic Syndrome and acute leukemia
Lorus announced in June 2006 a plan for a new clinical investigation of LOR-2040 as a single-agent in patients with high grade myelodysplastic syndrome and acute leukemia. This trial was initiated in mid 2007. This clinical study is designed to evaluate the safety and activity of LOR-2040 as a single agent for acute leukemia and MDS using a novel treatment schedule. The effect on leukemic blasts and blood count recovery will be assessed as part of a detailed investigation of the pharmacodynamic and pharmacokinetic  effects, dose-response relationships and tolerability of LOR-2040 during multiple courses of treatment.  This clinical trial is ongoing.

Orphan Drug Status

On March 12, 2003, the FDA awarded Orphan Drug Status to LOR-2040 for the treatment of renal cell carcinoma. In May 2005, Lorus received Orphan Drug designation from the FDA for LOR-2040 in the treatment of AML.  In June 2008 the EMEA awarded Orphan Drug designation for LOR-2040 in the treatment of AML.

Small Molecule Therapies

Introduction

Most anticancer chemotherapeutic treatments are DNA damaging, cytotoxic agents, designed to act on rapidly dividing cells.  Treatment with these drugs is typically associated with unpleasant or even serious side effects due to the inability of these drugs to differentiate between normal and cancer cells and/or due to a lack of high specificity for the targeted protein.  In addition, these drugs often lead to the development of tumor-acquired drug resistance. As a result of these limitations, a need exists for more effective anticancer drugs.  One approach is to develop small molecules that have greater target specificity and are more selective against cancer cells.  Chemical compounds weighing less than 1000 daltons (a unit of molecular weight) are designated as small or low molecular weight molecules. These molecules can be designed to target specific proteins or receptors that are known to be involved with disease.

LOR-253

In August 2005 Lorus announced the selection of two leading small molecule compounds from a series of novel small molecules discovered by Lorus scientists that exhibit potent anticancer activity in in vitro screens. The results of characterization studies of these compounds were presented at the 2006 annual meeting of the AACR and early formulation studies were published in the September 2006 issue of Cancer Chemotherapy and Pharmacology. Our studies identify the main mechanism of action of these compounds, which involves the induction of the tumor suppressor Krüppel-like factor 4. The down regulation of Krüppel-like factor 4 is believed to be critical in the development and progression of certain types of cancer and presents the possibility of exploiting a novel anticancer mechanism of action.  From these two compounds, LOR-253 (formerly LT-253) was selected as the lead compound for development as a drug candidate for the treatment of colon carcinoma and non-small cell lung cancer. This decision was based on its potent in vitro anti-proliferative activity, its efficacy in in vivo xenograft models of human colon and lung cancer, and on its safety profile.

Recent preclinical data on LOR-253 was presented at the 2008 annual meeting of the AACR.   In animal studies, LOR-253 showed a favorable pharmacokinetic profile following intravenous dosing. A key finding of the study was the tissue distribution of LOR-253, where the drug was detected in tumor tissues in animal models, with significant affinity for lung and colon tissues. These results strongly support the potential treatment of these cancers with LOR-253, which has shown selective and potent anticancer activity in animal models of non-small cell lung cancer and colon cancer.

In March 2008 we announced the start of GLP toxicology studies for LOR-253. The toxicology studies, which are currently underway, are designed to support the filing of an Investigational New Drug (IND) application with the U.S. FDA for LOR-253 to initiate a Phase I clinical study in cancer indications.  We intend to submit an IND for LOR-253 during second half of 2008, following successful completion of the toxicology program.

Lorus is also pursuing other candidates at earlier stages of development. These include:

•
LOR-264, a second generation LOR-253 derivative, is being developed for oral administration.  Like LOR-253, LOR-264 has demonstrated potent anticancer activity in animal studies and represents the lead oral drug in this development platform.  Derivatives of LOR-264 are currently being assessed for anticancer activity and oral bioavailability as part of our lead optimization process.

•
LOR-220 platform. Lorus is developing novel derivatives that target cancer relevant genes, which are critical in a major signaling pathway involved in tumorigenesis and represent important new cancer targets. LOR-220 (formerly ML-220)y is a novel lead compound that targets cancer specific genes including PI3K/mTOR that are critical in a major signal pathway involved in tumorigenesis and malignancy. Structural optimization of LOR-220 has yielded several novel drug candidates that show potent anticancer activity.

Immunotherapy

Introduction

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer.  Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively it may stimulate the production of specific cancer fighting cells.

Virulizin®

Lorus announced on April 8, 2008 that it had entered into an exclusive licensing deal with the Zoticon Bioventures’ subsidiary, Zor Pharmaceuticals LLC (“Zor”), for Virulizin®. The license, covering North, South and Central America, Europe and Israel, grants Lorus the right to receive in excess of US$12 million in upfront and milestone payments as well as royalties on sales of between 10 and 20%. In addition, Lorus’ wholly-owned subsidiary received a 25% equity interest in Zor. Zor will be responsible for all future clinical developments, regulatory submissions, and all commercial activities.  See “Agreements - Collaborative Agreements”.

Clinical Development Program

In 2002 Lorus initiated a Phase III double-blinded, multicenter, randomized study in patients with locally advanced or metastatic pancreatic cancer who had not previously received systemic chemotherapy. This clinical trial was conducted at over 100 sites in North America and Europe with enrolment of 436 patients with advanced pancreatic cancer.  Patients enrolled in the study were randomly selected to receive treatment with either: (i) Virulizin® plus gemcitabine or (ii) placebo plus gemcitabine. Optional second line therapy for those patients who failed to respond or became resistant to gemcitabine included Virulizin® or placebo, alone or in combination with 5-fluorouracil (“5-FU”).  All study subjects were monitored throughout the remainder of their lifespan.  The end points of the study were survival and clinical benefits. In July 2005 Lorus announced completion of “last patient visit” for the phase III trial.  Lorus announced the results of the phase III trial in October 2005 and those results are discussed in detail below.

Clinical Trial Results

In October 2005, we released the results of the Phase III clinical trial evaluating Virulizin® for the treatment of pancreatic cancer.  The primary end points of the study were not met.  For the efficacy evaluable population, the study showed that the addition of Virulizin® to gemcitabine resulted in a median overall survival of 6.8 months and a one-year survival rate of 27.2%, compared to 6.0 months and 16.8% for placebo plus gemcitabine.  In the intent to treat population the median overall survivals were 6.3 months for Virulizin plus gemcitabine (one year survival rate of 25.9%) compared to 6.0 months for placebo plus gemcitabine (one year survival rate of 17.6%).  While comparison of the median overall survival times did not reach statistical significance, exploratory analysis did show promising trends in specific patient populations. The results of the exploratory sub-group analyses were presented at the 2006 annual meeting of the ASCO. From these analyses the following sub-groups were identified as having demonstrated benefit that approached statistical significance: patients with low ECOG scores (better overall performance), patients with metastatic disease and patients that continued to receive study drug or best supportive care during second line therapy. In addition, those patients that continued Virulizin® during salvage therapy demonstrated a survival benefit that was statistically significant.

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

Agreements

Manufacturing Agreements

We currently rely upon subcontractors for the manufacture of our drug candidates. The subcontractors manufacture clinical material according to current Good Manufacturing Practice (“GMP”) at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations.

Manufactured product for clinical purposes is tested for conformance with product specifications prior to release by our quality assurance department. GMP batches of our drug candidates are subjected to prospectively designed stability test protocols.

Licence Agreements

Ion Pharmaceuticals and Cyclacel

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”).  To July 2006, NuChem had made cash payments totalling US $500,000 to Ion.  The balance of up to US$3 million is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs. The company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2009 or 2010 and cannot reasonably predict when such milestones will be achieved, if at all.

The NuChem Analog patents are ancillary to the Company’s primary development activities and do not relate to our core research and development focus, namely LOR-2040, nor did they relate specifically to the development of Virulizin.

All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem.  As at May 31, 2008, we had provided a total of $5,760,000 of funding to NuChem.

In September 2003, Lorus, NuChem and Cyclacel Limited signed an exclusive worldwide license agreement for the development and commercialization of the NuChem Analogs.  Under the terms of the agreement, Lorus received upfront fees of US $400,000 and will receive milestone payments of up to US $11.6 million assuming all milestones are achieved and a royalty of between 2.0% and 4.0% depending on the level of sales.  Cyclacel is responsible for all future drug development costs.

This license agreement is currently not active and we do not expect Cyclacel to achieve any of the above milestones in fiscal years ended May 31, 2009 or 2010 and cannot reasonably predict when such milestones will be achieved, if at all.

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

The University of Manitoba agreement relates specifically to antisense and related technologies described in patent applications that were pending at the time of the agreement.  Subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba.  The Company is currently pursuing its antisense development program, primarily as a function of advancements and amendments to the original patents. We have not yet earned any revenue from the products covered under the agreement and have not paid any royalties under this agreement and cannot reasonably predict the timing and amount of any future payment.  We do not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2009 or 2010.

Collaboration Agreements

Zoticon Bioventures Inc.

In April 2008, Lorus through its wholly owned subsidiary, GeneSense Technologies Inc., signed an exclusive multinational license agreement with Zor Pharmaceuticals LLC formed as a subsidiary of Zoticon Bioventures Inc. (“Zoticon”), a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications. The initial clinical development of Virulizin® under the agreement will be in advanced pancreatic cancer.

Under the terms of the agreement, GeneSense will be entitled to receive payments in excess of US$12 million upon achievement of various milestone events and royalties that vary from 10-20% depending on achieving of sales of Virulizin® and subject to certain other adjustments.

In October 2008 Lorus announced that it had received the first available milestone payment of $150 thousand.  We cannot reasonably predict when the remaining milestones under this license agreement will be achieved, if at all.

Zor Pharmaceuticals will be responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin® in North, South and Central America, Europe and Israel. We retain rights in all other countries, including China, Japan, Australia and New Zealand.

In addition immediately prior to executing the license agreement, we entered into a Limited Liability Company Agreement with ZBV I, LLC, to receive 25% of the initial equity in Zor Pharmaceuticals in exchange for a capital contribution of $2,500. This investment will be held in a wholly owned subsidiary of Lorus, Pharma Immune Inc. (“Pharma Immune”). The 25% will not be subject to dilution on the first US$5 million of financing in Zor Pharmaceuticals. Thereafter, Pharma Immune has, at its option, a right to participate in any additional financings to maintain its ownership level.

We have also entered into a service agreement in which we agreed to provide Zor with 120 hours of consulting service at our own expense and thereafter will provide services at an agreed upon rate.  The agreement will last for one year expiring in April 2009 unless stated otherwise in any project assignment that extends beyond one year but no longer than the date of termination of the License Agreement for any reason.  If we have not provided 300 hours of consulting services after one year the agreement will renew for an additional six months.

National Cancer Institute

In February 2003, Lorus and the United States National Cancer Institute approved clinical protocols to conduct a series of clinical trials in a Phase I/II program to investigate the safety and efficacy of LOR-2040. Lorus and the NCI signed a formal clinical trial agreement in which the NCI financially sponsors the LOR-2040 clinical trials, while Lorus provides the clinical trial drug. The agreement was renewed in October 2007 for an additional three years.

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

Please refer to “Clinical Development - NCI sponsored trials” above for further detail.

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

Business Strategy

By developing cancer therapeutics using different mechanisms of action that may be efficacious against a wide variety of cancers, we seek to maximize our opportunity to address multiple cancer therapeutic markets.  In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each drug candidate throughout the clinical trial process and consider commercialization opportunities when appropriate.  In the next fiscal year, we intend to pursue partnerships and further development of our lead drugs.

Our objective is to maximize the therapeutic value and potential commercial success of LOR-2040 (formerly GTI-2040) and the small molecule platform while at the same time pursuing partnership opportunities for development of these product candidates as well as Virulizin® in jurisdictions not currently under the license agreement with ZOR Pharmaceuticals.  In the near term, we intend to pursue research and early clinical development with our own internal resources with respect to LOR-2040 and the small molecule drug candidates.

Financial Strategy

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

Secured Convertible Debentures

On October 6, 2004, the Company entered into a Subscription Agreement (the “Agreement”) with The Erin Mills Investment Corporation (“TEMIC”) to issue an aggregate of $15 million of secured convertible debentures (the “Debentures”) issuable in three tranches of $5 million each, in each of, October 2004, January 2005 and April 2005.  The Debentures are secured by a first charge over all of the assets of the Company.  All Debentures issued under the Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time, if ever, as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest would be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. The $15.0 million principal amount of Debentures is convertible at the holder’s option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder 1,000,000 warrants with a term of five years to purchase common shares of the Company at a price per share equal to $1.00.  As a condition to agreeing to vote in favour of the Arrangement (as discussed below), the holder of Lorus’ secured convertible debenture required the repurchase by Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000.  This repurchase was completed in July 2007.

Our ability to repay our convertible debentures at maturity (October 6, 2009) or refinance our prime plus 1% convertible debentures due in approximately 11 months will depend on our ability to generate or raise sufficient cash or refinance them.  Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability.   If we cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion:

•	commence legal action;

•	take possession of our assets;

•	carry on our business;

•	appoint a receiver; and

•	take any other action permitted by law to obtain payment.

Share Issuances

On July 13, 2006 the company entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.  The transaction closed on August 31, 2006. In connection with the transaction, High Tech received demand registration rights that will enable High Tech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights expire on June 30, 2012. In addition, High Tech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, High Tech held approximately 14% of the issued and outstanding common shares of Lorus.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on September 1, 2006.

Plan of Arrangement and Corporate Reorganization

On July 10, 2007, Old Lorus and the Company completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. (“Investor’) and Pinnacle International Lands, Inc. (the “Arrangement”).  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the “Exchange”) and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continues as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to the former Lorus Therapeutics Inc., which was subsequently renamed Global Summit Real Estate Inc.  The monies placed into escrow were held until the first anniversary of the closing date and were released to the Company on July 10, 2008.

As a condition of the Arrangement, High Tech and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.  This transaction was completed upon closing, and the warrants were repurchased and cancelled.

The Company and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (the “Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In connection with the Arrangement Lorus and the Investor entered into an escrow agreement in which $600,000 of the purchase price payable by Investor to Lorus under was withheld by Investor and placed into escrow with Equity Transfer & Trust Company, as escrow agent.  The monies placed into escrow were held until the first anniversary of the Closing Date and were released to the Company on July 10, 2008.

Rights Offering

On June 13, 2008 we announced a rights offering to our shareholders to raise, if fully subscribed, gross proceeds of $7.0 million.

Under the Rights Offering, holders of our common shares as of July 9, 2008 (the “Record Date”) received one right for each common share held as of the Record Date. Each four (4) rights entitled the holder thereof to purchase a unit of Lorus (“Unit”). Each Unit consists of one common share of Lorus and a one-half warrant to purchase additional common shares of Lorus until 2010. Rights expired on August 7, 2008.

Total gross proceeds of the rights offering were $3.71 million and we issued an aggregate of 28,538,889 common shares and 14,269,444 common share purchase warrants. An additional 14,269,444 common shares will be issued if all warrants are exercised. Each full warrant is exercisable for the purchase of one common share at a price of $0.18 until August 7, 2010.   We expect to use the net proceeds from the offering to fund research and development activities and for general working capital purposes.

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.  As of May 31, 2008, we owned or had rights to 47 issued patents and 58 pending patent applications worldwide.

RNA-targeted Therapies

We have been issued two patents in Canada, seven patents in the United States and eleven patents in other jurisdictions around the world relating to our antisense DNA/RNA-based therapeutics.  These patents include composition of matter and method claims.

Small Molecule

We have been issued two patents in the United States and one patent in Israel, which include composition of matter and method claims, relating to the NuChem small molecule platform.

Immunotherapy

We have been issued two patents in Canada, three patents in the United States and 11 patents in other jurisdictions around the world relating to our immunotherapy platform, which include composition of matter, method and process claims.

Risks Relating to Intellectual Property

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

Regulatory Strategy

Our overall regulatory strategy is to work with HC in Canada, the FDA in the United States, the EMEA in Europe, and any other local regulatory agencies to have drug applications approved for the use of LOR-2040, and small molecules in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets. Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States or the European Union and to file additional drug applications in other markets where commercial opportunities exist.  We cannot assure you that we will be able to pursue these opportunities successfully.

Revenues

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

Employees

As at May 31, 2008, we employed 25 full-time persons and one part-time person in research and drug development and administration activities. Of our employees, nine hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan, which was established in 2005.

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

Office Facilities

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the near term.  Our current lease expires on March 31, 2011.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition.  There are many companies in both of these industries that are focusing their efforts on activities similar to ours.  Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us.  In addition, we may face competition from other companies for opportunities to enter into collaborative agreements with biotechnology and pharmaceutical companies and academic institutions.  Many of these other companies are not solely focused on cancer, as is the mission of our drug development.  We specialize in the development of drugs that we believe will manage cancer.

Competition with our products may include chemotherapeutic agents, monoclonal antibodies, antisense therapies, small molecules and immunotherapies with novel mechanisms of action.  These are drugs that are delivered by specific means for treatment of cancer patients, with a potential to be used in non-cancer indications.  We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target.  There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancers.  Cancer is a complex disease with more than 100 indications requiring drugs for treatment.  The drugs in competition with our drugs have specific targets for attacking the disease, targets which are not necessarily the same as ours.  These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.

Government Regulation

Overview

Regulation by government authorities in Canada, the United States, and the European Union is a significant factor in our current research and drug development activities.  To clinically test, manufacture and market drug products for therapeutic use, we must satisfy the rigorous mandatory procedures and standards established by the regulatory agencies in the countries in which we currently operate or intend to operate.

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products.  Biotechnology companies must establish the safety and efficacy of their new products in clinical trials, they must establish current Good Manufacturing Practices or  cGMP and control over marketing activities before being allowed to market their products.  The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

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

United States

In the United States, the FDA controls the manufacture and sale of new drugs.  New drugs require FDA approval of a marketing application (e.g. a New Drug Application or NDA) prior to commercial sale.  To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required.  Such data are generated in studies conducted pursuant to an IND submission, similar to that required for a CTA in Canada.  As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof.  In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients.  Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s cGMP regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing.  In the case of a biological product, an establishment license must be obtained prior to marketing and batch releasing.

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

The FDA has “fast track” regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist.  “Fast track” designation affords early interaction with the FDA in terms of protocol design and eligibility for expedited review of an NDA.  It also permits, although it does not require, the FDA to issue marketing approval based on a surrogate endpoint (a measurement intended to substitute for the clinical measurement of interest, usually prolongation of survival) although the FDA will often require subsequent clinical trials or even post-approval efficacy studies).

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

New Lorus was incorporated on November 1, 2006 as 6650309 Canada Inc. under the Canada Business Corporations Act.

On the Arrangement Date, Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc., subsequently renamed Lorus Therapeutics Inc. (New Lorus), 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of New Lorus and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.   At the Arrangement Date, New Lorus’ articles of incorporation were amended to change the name of the Company from 6650309 Canada Inc. to Lorus Therapeutics Inc.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.  Our corporate website is www.lorusthera.com.  The contents of the website are specifically not included in this 20-F by reference.

Our common shares are listed on the Toronto Stock Exchange under the symbol “LOR”.

Lorus’ subsidiaries are GeneSense Technologies Inc., a corporation incorporated under the laws of Canada, of which Lorus owns 100% of the issued and outstanding share capital, and NuChem Pharmaceuticals Inc., a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital and Pharma Immune Inc., a corporation incorporated under the laws of Delaware, of which Lorus owns 100% of the issued and outstanding share capital.  In addition, as of May 31, 2008, Lorus held a 25% equity interest in Zor Pharmaceuticals LLC.

D.           Property, Plant and Equipment

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the near term.  Our current lease expires on March 31, 2011.

Item 4A.                      Unresolved Staff Comments

Not applicable.

Item 5.                 Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.           Operating Results

The following discussion should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2008 and the accompanying notes (the “Financial Statements”) set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian GAAP. Significant differences between Canadian GAAP and U.S. GAAP are identified in the  Supplementary Information included with the Financial Statements included in this Annual Report. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management's Discussion and Analysis, “Lorus”, the “Company”, “we”, “us” and “our” each refers to Lorus Therapeutics Inc. both before and after the Arrangement Date.

Liquidity and Capital Resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the US NCI.  Lorus has undertaken an expanded LOR-2040 trial at its own cost and acquired additional quantities of LOR-2040 drug to support this ongoing trial and any further development of LOR-2040.    We will continue the development of our small molecule programs from internal resources.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of significant payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  We believe that it is unlikely the holder will chose to convert at $1/share as in the present agreement.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we will not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due.

Management believes that our current level of cash and cash equivalents and short term investments will be sufficient to execute our current planned expenditures for the next twelve months; however, our $15 million convertible debt obligation is due in October 2009 and we currently do not have the cash and cash equivalents to satisfy this obligation.  Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability in which case, the Company may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.  If the Company cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion, among other things: commence legal action; take possession of our assets; carry on our business; appoint a receiver; and take any other action permitted by law to obtain payment.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Overview

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to an advanced Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our net loss for 2008 decreased to $6.3 million ($0.03 per share) compared to a net loss of $9.6 million ($0.5 per share) in 2007.  Operating net loss, before the gain on sale of shares associated with the completion of the Arrangement, increased to $12.6 million or $0.06 per share in 2008 as compared to $9.6 million or $0.05 per share in 2007.   Research and development expenses in 2008 increased to $6.1 million from $3.4 million in 2007.  The increase in research and development expenditures is the result of an increase in activity in both our LOR-2040 and LOR-253 (small molecule) development programs.   We utilized cash of $10.2 million in our operating activities in 2008 compared with $6.3 million in 2007; the higher utilization is consistent with higher research and development activities. At the end of 2008 we had cash and cash equivalents, short-term investments and marketable securities of $9.4 million compared to $12.4 million at the end of 2007.   Subsequent to year-end the rights offering provided the company with gross proceeds of approximately $3.71 million.

Selected Annual Financial Data

The following selected consolidated financial data has been derived from, and should be read in conjunction with, the accompanying audited Financial Statements for the year ended May 31, 2008 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit(1)

(amounts in Canadian 000's except for per common share data)	Years Ended May 31
	2008	2007	2006
REVENUE	$43	$107	$26

EXPENSES
Cost of sales	2	16	3
Research and development	6,087	3,384	10,237
General and administrative	3,888	3,848	4,334
Stock-based compensation	719	503	1,205
Depreciation and amortization	317	402	771
Operating expenses	11,013	8,153	16,550
Interest expense on convertible debentures	1,029	503	882
Accretion in carrying value of secured convertible debentures	1,176	1,050	790
Amortization of deferred financing charges	-	110	87
Interest income	(542)	(503)	(374)
Loss from operations for the period	12,633	9,638	17,909
Gain on sale of shares	(6,299)	-	-
Net loss and other comprehensive income	6,334	9,638	17,909
Basic and diluted loss per common share	$0.03	$0.05	$0.10
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	215,084	204,860	173,523
Total Assets	$11,607	$15,475	$11,461
Total Long-term liabilities	$12,742	$11,937	$11,002

(1) On July 10, 2007, the Company completed the Arrangement.  As a result of the Arrangement, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

Recent Accounting Pronouncements Adopted -Canadian GAAP

The following accounting policies were adopted during the year ended May 31, 2008.

Financial instruments - disclosure and presentation

Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), retroactively without restatement of prior periods. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  As a result of adopting the above standards, the Company did not recognize any other comprehensive income in its financial statements.

Upon adoption of the new standards on June 1, 2007, the Company designated its financial assets and liabilities as follows:

Cash and cash equivalents:

Cash and cash equivalents as at June 1, 2007 and acquired thereafter are classified as held-for-trading investments and measured at fair value.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statements of operations.  As a result of adopting the new standards, there was no material change in valuation of these assets.

Short-term investments, marketable securities and other investments:

Short-term investments consist of fixed income government investments and corporate instruments.  Any government and corporate investments with a stated maturity date that are not cash equivalents are classified as held-to-maturity investments, except where the Company does not intend to hold to maturity and, therefore, the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations.  The Company designated certain corporate instruments with maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of $27 thousand and an increase in the opening deficit accumulated during the development stage of $27 thousand.  The Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2008 of $7 thousand.

Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.  As a result of adopting the new standards, there is no material change in the carrying value of these liabilities.

Secured convertible debentures:

The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855.  The deferred financing charges related to the secured convertible debentures, formerly included in long-term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method.

Embedded derivatives:

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statements of operations in the period in which the change occurs.

The Company did not identify any embedded derivatives that required separation from the related host contract and measured at fair value as at June 1, 2007.

Transaction costs:

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

No new accounting policies were adopted during the years ended May 31, 2007 under Canadian GAAP.

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

Financial instruments - disclosure and presentation

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

Recent Accounting Pronouncements Adopted - U.S. GAAP

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes.  It also requires additional financial statement disclosures about uncertain tax positions.  The Company adopted the provisions of FIN 48 on June 1, 2007. The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions. The Company continues to fully recognize its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. The Company does not expect any significant changes in its unrecognized tax benefits for the next 12 months.

Critical Accounting Policies

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under Canadian GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under Canadian GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the continued net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets.

The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in our results of operations through the recovery of future income taxes.

Valuation of Long Lived Assets

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

To date management believes that there have been no material changes to the assumptions used in the preparation of these financial statements that would materially affect the valuations of the above.

Recent Accounting Pronouncements Yet To Be Adopted - Canadian GAAP

The following Recent Accounting Pronouncements under Canadian GAAP have yet to be adopted:

Financial instruments - disclosure and presentation; Capital disclosures

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements included Sections 3862 - Financial Instruments - Disclosure, which replaces Section 3861 and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

Section 3862 is based on IFRS 7, “Financial Instruments: Disclosures”, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

Section 3863 “Financial Instruments - Presentation”, which replaces Section 3861, “Financial Instruments - Disclosure and Presentation”. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, “Financial Instruments - Presentation”.

These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments.

We do not expect the adoption of these standards to have a material impact on our consolidated financial position and results of operations.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008, and specifically June 1, 2008 for the Company.  We have not yet assessed the impact, if any, of Section 1400 on the Company’s financial statements.

International financial reporting standards

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

Goodwill and intangible assets

Section 3064, “Goodwill and intangible assets”, will be replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The impact of adoption of this new section on the Company’s financial statements has not been determined.

Recent Accounting Pronouncements Yet To Be Adopted - U.S. GAAP

The following Recent Accounting Pronouncements under U.S. GAAP have yet to be adopted:

 In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically June 1, 2008 for the Company.  In February 2008, FASB issued a staff position, FAST 157-2, which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

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

In December 2007, the FASB issued Statement No. 141R ("SFAS 141R"), Business Combinations, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value. SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically June 1, 2009 for the Company.

In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which will require non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity. SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. SFAS 160 is effective for annual periods beginning on or after December 15, 2008, specifically June 1, 2009 for the Company. Earlier application is prohibited. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160. The Company does not expect the adoption of SFAS 160 to have an impact on its consolidated financial statements.

             In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements, which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements. This Issue is effective for the first annual or interim reporting period beginning after December 15, 2008, and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date.

           The Company will adopt the provisions of EITF No. 07-1 effective June 1, 2009. The Company is currently evaluating the impact, if any, that the adoption of EITF No. 07-1 will have on its consolidated results of operations and financial position.

In March 2008, the FASB issued Statement No. 161 ("SFAS 161"), Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Mainly, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, specifically June 1, 2009 for the Company. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 to have an impact on its consolidated financial position, financial performance or cash flows.

 In May 2008, the FASB issued Statement No. 162 ("SFAS 162"), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of generally accepted accounting principles and provides a framework, or hierarchy, for selecting the principles to be used in preparing U.S. GAAP financial statements for non-governmental entities. SFAS 162 makes the GAAP hierarchy explicitly and directly applicable to preparers of financial statements, a step that recognizes preparers' responsibilities for selecting the accounting principles for their financial statements. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board (United States)'s related amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have an impact on its consolidated financial position, financial performance or cash flows.

Operating Results

Revenues

Revenues for the year decreased to $43 thousand compared with 2007 revenue of $107 thousand and $26 thousand in 2006.  The decrease in revenue in 2008 is due to a decrease in services performed by Lorus personnel on behalf of other companies.  Lorus recognized $10 thousand in revenue associated with the $100 thousand received as a non-refundable up front milestone payment associated with the license of Virulizin®.  This license agreement provides for payments in excess of US$12 million upon the achievement of various milestone events and royalties that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.  We do not expect that any of these milestones will be achieved in the next 12 months.  The license transaction is considered a multiple deliverable arrangement and as such Lorus is recognizing the milestone payment as agreed upon consulting services are performed.  The balance of revenue earned in 2008 is related to laboratory services performed by Lorus personnel on behalf of other companies.  The increase in revenue in 2007 compared with 2006 is related to increased laboratory services work performed by Lorus personnel on behalf of other companies.  The Company did not receive any revenue under its licensing agreement with Cyclacel Ltd. in connection with the out licensing of our clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand received in 2004 with the potential of additional license fees of up to U.S.$11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months.

Research and Development

Research and development expenses totaled $6.1 million in 2008 compared to $3.4 million in 2007 and $10.2 million in 2006.  The increase in research and development expenditures in 2008 is due to a significant increase in activity within our LOR-2040 and small molecule development programs.  In particular the initiation of an advanced Phase II clinical trial with LOR-2040 in acute myeloid leukemia and the manufacturing costs of the drug needed to complete the trial, the advancement of our small molecule program into GLP-toxicology studies and GLP-toxicology studies with LOR-2040 for the treatment of bladder cancer.  This increase in spending is offset by lower amortization of acquired patents and license of $655 thousand which was fully amortized in 2007.   The decrease in spending in 2007 compared with 2006 was the result of the close of the Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer in 2006 as well as a reduction in headcount in November 2005 and a reduction in amortization of acquired patents and licenses of $1.6 million which was fully amortized part way through 2007.

Costs incurred during the current period and to date are summarized in Note 9 to the Financial Statements.  In respect of future costs to be incurred on the Company’s principal pipeline products:

Immunotherapy

This clinical approach stimulates the body's natural defences against cancer.  The Company's lead immunotherapeutic drug, Virulizin®, completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005, but overall survival data did not reach statistical significance.   In April 2008, the Company announced the signing of an exclusive multinational license agreement with Zor Pharmaceuticals, LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc, a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.

Antisense

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  LOR-2040 (formerly GTI-2040) is the Company's lead antisense drug, and has shown preclinical anticancer activity across a broad range of cancers and is currently in various Phase I/II trials in several solid tumor types, which are sponsored by the U.S. National Cancer Institute. Lorus has selected Acute Myeloid Leukemia ("AML") as a lead cancer indication for clinical development of LOR-2040.  LOR-2040 is currently in a Company-sponsored advanced Phase II clinical trial in combination with high dose Ara-C as salvage therapy in refractory and relapsed AML patients under 60 years of age.

Small Molecule

The Company is utilizing its small molecule drug screening technologies and preclinical scientific expertise to identify several groups of novel small molecules that show strong anticancer activity and a high therapeutic index due to low toxicity.  The Company's proprietary group of novel small molecule compounds, which include lead compounds LOR-253 and LOR-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.

General and Administrative

General and administrative expenses totaled $3.9 million in 2008 compared to $3.8 million in 2007 and $4.3 million in 2006. General and administrative expenses remained consistent year over year as we continue to work to minimize our non-research and development costs.  The decrease in general and administrative costs in 2007 over 2006 is the result of staff reductions, and a continued focus on lowering costs in all areas of the business. The cost savings realized during 2007 were partially offset by charges incurred under the mutual separation agreement entered into with Dr. Wright discussed under “Corporate Changes” below.

Stock-Based Compensation

Stock- based compensation expense totaled $719 thousand in 2008 compared with $503 thousand in 2007 and $1.2 million in 2006.  The increase in stock based compensation in 2008 compared with 2007 is the result of an of an increase in options granted during 2008 in order to bring option granting practices in line with industry standards as well as an expense of $83 thousand related to a modification as described below.  The decrease in stock-based compensation expense in 2007 compared with 2006 was the result of reduced fair values on the stock options issued, due to a decline in our stock price, as well as a significant number of unvested options that were forfeited during 2007 reducing the overall expense.

During 2008, a modification of the expiry date of options previously granted to directors not standing for re-election at the Company’s annual general meeting and to Dr. Wright for options granted in his capacity as President and CEO was approved by the Company’s Board of Directors.  An expense of $83 thousand was recorded during the year due to these expiry date modifications.

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

Depreciation and Amortization

Depreciation and amortization expenses decreased to $317 thousand in 2008 as compared to $402 thousand in 2007 and $771 thousand in 2006.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during fiscal 2008 and 2007. In 2006, the Company took a write-down of $250 thousand on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the fair value of the underlying assets.

Interest Expense

Non-cash interest expense was $1.0 million in 2008 compared with $1.0 million in 2007 and $882 thousand in 2006.  These amounts represent interest at a rate of prime plus 1% on the $15 million convertible debentures.  The interest expense in 2008 was consistent with 2007 as the average annual interest rate remained comparable between the two years.  The increase in interest expense in 2007 compared with 2006 is a function of higher interest rates due to increases in the prime rate in late 2006.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of the debentures amounted to $1.2 million in 2008 compared with $935 thousand in 2007 and $790 thousand in 2006.  Amortization of deferred financing charges totaled nil in 2008 compared with $110 thousand in 2007 and $87 thousand in 2006.  The increase in accretion charges in 2008 is due to the reclassification of amortization of deferred financing charges to accretion expense due to the adoption of Section 3855, Financial Instruments as described under Accounting Policy Changes below.  These charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  The increase in expense in 2007 compared with 2006 is due to a higher effective rate of interest.

Interest and Other Income

Interest income totaled $542 thousand in 2008 compared to $503 thousand in 2007 and $374 thousand in 2006. The slight increase in 2008 over 2007 is the result of a marginally higher average cash balance in 2008 compared with 2007 and the opportunity to earn better rates of return.  The increase from 2006 to 2007 is due to higher average cash and marketable securities balances in 2007 and by higher interest rates during 2007.  Higher average cash and marketable securities balances in 2007 were primarily a function of the funds received as part to of the August 2006 private placements described under “Financing” below.

Loss for the Year

Operating net loss for the year, before the gain on sale of shares associated with the completion of the Arrangement, increased to $12.6 million or $0.06 per share in 2008 as compared to $9.6 million or $0.05 per share in 2007 and $17.9 million or $0.10 per share in 2006.  The increase in operating net loss during 2008 compared with 2007 is primarily the result of increased research and development costs of $2.7 million associated with the ongoing LOR-2040 phase II clinical trial in AML, the advancement of our small molecule program and LOR-2040 for the treatment of bladder cancer into GLP-toxicology studies.   The decrease in net loss in 2007 compared with 2006 is due to lower research and development costs resulting from the close of our Virulizin® Phase III clinical trial as well as staff reductions due to corporate changes, lower general and administrative costs due to staff reductions and lower legal, consulting and investor relations charges, depreciation and amortization and higher interest income and offset by higher accretion costs.

Gain on Sale of Shares

As a result of the Arrangement, we recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.3 million.  Under the Arrangement, a number of steps were undertaken.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement as described below.  Those tax attributes remaining with Old Lorus are no longer available to the Company.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

With respect to the forgoing indemnity, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction (July 2008).  Subsequent to year end the $600 thousand was released from escrow.  At May 31, 2008 Lorus has deferred the entire amount of the proceeds held in escrow as its estimate of any liability arising from the indemnity.

License Transaction

Effective April 8, 2008, we entered into a non-exclusive multinational license agreement with ZOR Pharmaceutical LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc. to further develop and commercialize Virulizin® for human therapeutic applications.

Under the terms of the agreement, we will received an upfront licensing fee of $100 thousand, and may receive in excess of U.S. $12 million in milestone payments based on progress through financing and clinical development, and royalties on net sales that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments. ZOR will assume all future costs for the development of the licensed technology.

We have also entered into a service agreement with ZOR to assist in the transfer of knowledge. Under this agreement, we have agreed to provide ZOR with 300 hours of consulting service during a period of 18 months.

In addition, we acquired a 25% equity interest in ZOR in exchange for a capital contribution of $2,500. This investment has been accounted for as an equity investment. Lorus' equity will not be subject to dilution on the first U.S. $5 million of equity financing in ZOR. Thereafter, Lorus has, at its option, a right to participate in any additional financings to maintain its ownership level.

Corporate Changes

As discussed above, on July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.  In October 2007, Old Lorus changed its name from 4325231 Canada Inc. to Global Summit Real Estate Inc.

Dr. Wright resigned as the President and Chief Executive Officer effective September 21, 2006.  The Company accrued a liability based on a mutual separation agreement executed during the year.  As a result, we recorded severance compensation expense of $500 thousand recorded in general and administrative expense in the year ended May 31, 2007.   All amounts payable under the mutual separation agreement were paid during fiscal 2007.

In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.  As a result, for the year ended May 31, 2006, the Company recorded severance compensation expense for former employees of $557 thousand.  Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense.  Accounts payable and accrued liabilities at May 31, 2006 includes severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $154 thousand that were paid out by December 2006.

Regulatory Matter

Lorus received notice from the American Stock Exchange ("AMEX") dated February 13, 2008, indicating that we needed to comply with the $6 million stockholder's equity threshold required for continued listing under AMEX Company Guide Sec. 1003(a)(iii). This notification was triggered by the decline of Lorus' market capitalization to less than $50 million, which previously exempted us from meeting the minimum stockholder's equity requirement.

Lorus was voluntarily delisted from AMEX effective October 31, 2008.

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

Research and development expenses have increased during 2008 in comparison with the same quarters in the prior year.  This increased spending is the result of the initiation of a Phase II clinical trial with LOR-2040 for the treatment of AML and the related purchase of needed drug supply as well as the escalation of our small molecule program and LOR-2040 for the treatment of bladder cancer into GLP-toxicology studies.  Research and development costs decreased throughout 2007 as the remaining costs of the Phase III Virulizin® clinical trial were completed and the escalation of our current programs underway had not yet begun.

General and administrative expenses have remained relatively consistent across quarters in the current fiscal year with the exception of an increase for the quarters ended November 30, 2007 and May 31, 2008.  The increase in the second quarter ended November 30, 2007 was due to higher annual meeting costs associated with a special meeting and the amendment of our stock option plan.  The increase in Q4 compared with the prior year was predominantly the result of increased legal activity associated with a licensing transaction completed during the quarter and employment litigation which was resolved during Q4.  In addition costs were incurred in the preparation for compliance with internal controls requirements. General and administrative expenses increased significantly in the quarter ended November 30, 2006 due to severance charges relating to the mutual separation agreement executed in September as described in the Corporate Changes section, above.

Net loss increased in Q3 and Q4 2008 due to an increase in research and development costs.  We had net income in Q1 due to the Gain on Sale of Shares as described above.  Net loss decreased in Q3 and Q4 of 2007 as the result of reduced research and development and general and administrative expenditures.

	Fiscal 2008 Quarter Ended				Fiscal 2007 Quarter Ended
(Amounts in 000’s except for per common share data)	May 31, 2008	Feb. 28, 2008	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006
Revenue	$13	$3	$1	$26	$40	$37	$23	$7
Research and development	1,836	2,222	1,247	782	259	672	1,122	1,331
General and administrative	1,186	863	1,103	736	820	833	1,407	788
Net loss	(3,650)	(3,850)	(2,825)	3,991	(1,689)	(2,062)	(3,117)	(2,770)
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.01)	$0.02	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Cash used in operating activities	$(2,722)	$(2,586)	$(2,537)	$(2,348)	$(89)	$(1,805)	$(2,585)	$(1,814)

Outstanding Share Data

As at November 25, 2008, the Company had 250,227,000 common shares issued and outstanding and 14,269,444 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 18,317,000 stock options to purchase an equal number of common shares, and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

B.           Liquidity and capital resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the US NCI.  Lorus has undertaken an expanded LOR-2040 trial at its own cost and acquired additional quantities of LOR-2040 drug to support this ongoing trial and any further development of LOR-2040.    We will continue the development of our small molecule programs from internal resources.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of significant payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  We believe that it is unlikely the holder will chose to convert at $1/share as in the present agreement.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we will not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due.

Management believes that our current level of cash and cash equivalents and short term investments will be sufficient to execute our current planned expenditures for the next twelve months; however, our $15 million convertible debt obligation is due in October 2009 and we currently do not have the cash and cash equivalents to satisfy this obligation.  Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability in which case, the Company may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.  If the Company cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion, among other things: commence legal action; take possession of our assets; carry on our business; appoint a receiver; and take any other action permitted by law to obtain payment.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Operating Cash Requirements

Lorus utilized cash in operating activities of $10.2 million in 2008 compared with $6.3 million in 2007 and $13.1 million in 2006. The increase in cash used in operating activities in 2008 of $3.9 million compared with 2007 is due to an increase in research and development expenditures of $2.7 million as well as a reduction in amortized acquired patents and licenses of $655 thousand which were fully amortized in 2007 and an increase in cash used in non-cash working capital of $484 thousand. The decrease in cash used in operating activities in 2007 of is primarily due to lower research and development and general and administrative expenses, as described above and higher interest income.

Cash Position

As at May 31, 2008, Lorus has cash and cash equivalents and short-term investments totaling $9.4 million compared to $12.4 million at the end of 2007.  The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash and cash equivalents and short-term investments having maturities of less that one year) at May 31, 2008 was $8.0 million as compared to $6.2 million at May 31, 2007.  As discussed below, subsequent to year-end, Lorus initiated a rights offering that raised gross proceeds of approximately $3.71 million in additional cash for Lorus.  In addition the $600 thousand held in escrow at May 31, 2008 was released to Lorus on July 10, 2008.

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

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time.  Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay the convertible debenture liability.  We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Financing

Subsequent to the year-end the Company announced a rights offering to Lorus shareholders that raised gross proceeds of $3.71 million.

On July 10, 2007, Lorus completed a reorganization that had the effect of providing the Company with non-dilutive financing of $8.5 million in additional cash, before transaction costs, for New Lorus, subject to a $600 thousand holdback.  The amount was released to Lorus on July 10, 2008.  See Gain on Sale of Shares, above.

On July 13, 2006 the Company entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (“HighTech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2007.  The transaction closed on August 31, 2006. In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights expire on June 30, 2012. In addition, HighTech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, HighTech held approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on September 1, 2006.

In 2008, Lorus there were no stock options exercised.  (2007, proceed of $22 thousand, 2006, nil).

Use of Proceeds

In our prospectus dated August 11, 2006 related to the subscription of shares by High Tech, the Company indicated that proceeds from the financing would be used as follows: $8.6 million to fund the development of our product candidates, and the balance for working capital and general corporate purposes. Since the date of receipt of funds, the company has incurred $4.5 million in research and development expenses on our immunotherapy and antisense programs and $3.9 million on our small molecule program.

Subsequent Events

On June 25, 2008, Lorus filed a short-form prospectus for a rights offering to our shareholders.

Under the rights offering, holders of our common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date. Each four (4) rights entitled the holder thereof to purchase a unit of Lorus ("Unit"). Each Unit consists of one common share of Lorus at $0.13 and a one-half warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.

Rights expired on August 7, 2008. The Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million. We expect to use the net proceeds from the offering to fund research and development activities and for general working capital purposes.

On October 31, 2008 Lorus was voluntarily delisted from the AMEX.

C.           Research and development, patents and licenses, etc.

Certain information concerning research and development and intellectual property is set forth in Item 4, “Information on the Company”.

D.           Trend information

The Company does not currently know of any material trends that would be material to our operations.

E.           Off-balance sheet arrangements

As at May 31, 2008, we have not entered into any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

As at May 31, 2008, we had contractual obligations requiring annual payments as follows:

(Amounts in 000s)
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	143	287	-	-	430
Convertible Debentures[1]	-	15,000	-	-	15,000
Total	143	15,287	-	-	15,430
1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.  The amounts above excludes interest expense which is payable monthly by issuance of commons shares which is calculated at a rate of prime plus 1% on the outstanding balance.  The convertible debentures fell into the “less than 1 year” category effective October 6, 2008.

All research and development activities under the Company’s current license agreements and collaboration agreements are in the early stage research or development in a variety of indications; therefore, any payment obligations, if any, and the timing thereof under these agreements cannot be reasonably predicted.    In relation to the Company’s LOR-2040 project, it has previously incurred the drug manufacturing cost and is supplying the drug out of existing supply.

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as of May 31, 2008.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, an Environmental, Health and Safety Committee, a Corporate Governance and Nominating Committee and a Compensation Committee the members of each such committee are shown below.  As at May 31, 2008, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 88,524,000 common shares or approximately 36% of our outstanding common shares.

The Corporation currently has six directors,  Messrs. J. Kevin Buchi and Alan Steigrod and Ms. Koppy did not stand for re-election as directors at the Company’s annual meeting in October 2008.

Name and Province/State and Country of Residence	Position	Director or Officer Since

Herbert Abramson(3) Ontario, Canada	Director	July 2007

J. Kevin Buchi(1)(3)(5) Pennsylvania, United States	Director	December 2002

Denis Burger(1)(2) Oregon, United States	Chairman, Director	September 2007

Susan Koppy(2)(3)(5) California, United States	Director	September 2007

Name and Province/State and Country of Residence	Position	Director or Officer Since

Georg Ludwig Eschen, Liechtenstein	Director	September 2006

Alan Steigrod(1)(2)(5) Florida, United States	Director	May 2001

Dr. Mark Vincent(4) Ontario, Canada	Director	September 2007

Dr. Jim Wright(4) Ontario, Canada	Director, Former President and Chief Executive Officer, Director	October 1999

Dr. Aiping Young(4) Ontario, Canada	President and Chief Executive Officer, Director and former Chief Operating Officer	October 1999

Dr. Saeid Babaei Ontario, Canada	Vice President, Business Development	May 2008

Dr. Yoon Lee Ontario, Canada	Vice President, Research	May 2008

Elizabeth Williams Ontario, Canada	Acting Chief Financial Officer and Director of Finance	November 2005

(1)           Member of Audit Committee at May 31, 2008.
(2)           Member of the Compensation Committee at May 31, 2008.
(3)           Member of the Corporate Governance and Nominating Committee at May 31, 2008.
(4)           Member of Environment, Health and Safety Committee at May 31, 2008.
(5)           Director did not stand for re-election at the annual general meeting in October 2008.
The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

Herbert Abramson:  M. Abramson is a co-founder, Chairman and CEO of Trapeze Capital Corp., an investment dealer and portfolio management company and is also Chairman of Trapeze Asset Management Inc., an affiliated investment counseling company.  Mr. Abramson is a member of the Law Society of Upper Canada and practiced corporate/securities law for 12 years before going into the investment business.

J. Kevin Buchi: Mr. Buchi is Executive Vice President and Chief Financial Officer of Cephalon Inc., an international biopharmaceutical company.  Mr. Buchi is responsible for finance, strategic planning and business development and has been involved in raising significant financing for Cephalon. He is a certified public accountant and has received a master’s degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University.  Mr. Buchi did not stand for re-election as a director at the Company’s annual meeting in October 2008.

Dr Denis Burger:  Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc, an Oregon based biotechnology company from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon.  Dr. Burger received his MSc and PhD in Microbiology and Immunology from the University of Arizona.

Susan Koppy: Ms. Koppy is a Vice President of Corporate Development at Trancept Pharmaceuticals.  Ms. Koppy has previously held executive business development and strategy roles at Idenix Pharmaceuticals, Applied Biosystems, Inc. and Novartis Pharmaceuticals.  Ms. Koppy did not stand for re-election as a director at the Company’s annual meeting in October 2008.

Georg Ludwig:  Mr. Ludwig is Managing Director of ConPharm Anstalt a consulting and managment company for life science funds, located in Lechteinstein.

Alan Steigrod:  Mr. Steigrod is Managing Director of Newport Healthcare Ventures, a consulting firm for the healthcare industry, located in Newport Beach, California.  Mr. Steigrod did not stand for re-election as a director at the Company’s annual meeting in October 2008.

Dr. Mark Vincent: Dr. Mark Vincent is the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.  Dr. Vincent is an Associate Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program.

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

Dr. Saeid Babaei: Dr. Babaei is currently Vice-President of Business Development.  Dr Babaei joined Lorus in 2006 and has held progressive positions as Associate Director of Corporate Affairs and Director of Corporate Development.  Prior to his employment with Lorus Dr. Babaei was the Director of Corporate Development at Northern Therapeutics Inc.

Dr. Yoon Lee: Dr. Lee is currently Vice President of Research. Dr. Lee has been with Lorus for ten years, most recently serving as the Director of Research.  He joined Lorus in 1999 through the merger with GeneSense Technologies Inc., where he was a Research Scientist integrally involved in the development of GeneSense oligonucleotide therapeutics program.

Elizabeth Williams: Prior to joining Lorus in July 2004, Ms. Williams was an Audit Manager with Ernst and Young LLP.  Ms. Williams is a chartered accountant and has received a bachelor’s degree in business administration.   Ms. Williams lectured on introductory auditing at Wilfrid Laurier University during 2005.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

Herbert Abramson	St Andrew Goldfields Ltd.
J. Kevin Buchi(1)	-
Denis Burger	Trinity Biotech plc Paulson Capital
Susan Koppy(1)	-
Georg Ludwig	-
Alan Steigrod(1)	Sepracor Inc.
Dr. Mark Vincent	-
Dr. Jim Wright	-
Dr. Aiping Young	-

(1)	Did not stand for re-election at the Company’s annual and special meeting of shareholders held in October 2008.

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

Summary Compensation Table

		Annual Compensation			Long-Term
					Compensation
					Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)(1)	All Other Compensation ($)

Dr. Aiping Young	2008	323,846	117,600	Nil	1,350,000	Nil
President and Chief Executive Officer,	2007	286,269	41,250	Nil	2,312,496	Nil
former Chief Operating Officer	2006	259,692	32,000	Nil	1,194,144	Nil
Ms. Elizabeth Williams(2)	2008	27,412	15,996	Nil	200,000	Nil
Director of Finance, Acting Chief	2007	87,152	7,565	Nil	139,739	Nil
Financial Officer	2006	88,631	7,000	Nil	228,035	Nil
Dr. Saeid Babaei (3)	2008	126,606	10,072	Nil	300,000	Nil
Vice President, Business Development	2007	64,731	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil
Dr. Yoon Lee (4)	2008	116,581	16,647	Nil	300,000	Nil
Vice President, Research	2007	109,752	7,901	Nil	240,833	Nil
	2006	92,314	8,413	Nil	27,585	Nil
Dr. Jim A. Wright (5)	2008	Nil	Nil	Nil	Nil	Nil
Former President and Chief Executive	2007	108,814	131,070	Nil	(265,000)	584,630
Officer	2006	345,442	53,000	Nil	947,500	Nil
Dr. Peter Korth (6)	2008	48,462	Nil	Nil	250,000	29,423
Former Chief Financial Officer	2007	Nil	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil
Mr. Paul Van Damme (7)	2008	Nil	Nil	Nil	Nil	Nil
Former Chief Financial Officer	2007	Nil	Nil	Nil	Nil	Nil
	2006	152,654	35,030	Nil	Nil	74,633

___________

(1)	Options granted are net of forfeitures.
(2)	Ms. Williams was on maternity leave from February 2007 to January 2008. Ms. Williams returned to work on a part time basis.
(3)
Dr. Babaei started with Lorus on September 7, 2006; hence, there are no amounts relating to Dr. Babaei’s compensation for 2006.  Dr. Babaei was promoted to Vice President of Business Development on May 5, 2008.

(4)	Dr. Lee was promoted to Vice President of Research on May 5, 2008.
(5)	Dr. Wright resigned from his position on September 21, 2006. The amount of “All Other Compensation” relates to a lump sum amount paid pursuant to our separation agreement with Dr. Wright.
(6)	Mr. Korth resigned from his position on April 14, 2008. The amount of “All Other Compensation” relates to salary continuance paid pursuant to our separation agreement with Mr. Korth.
(7)	Mr. Van Damme resigned from his position on November 9, 2005. The amount of “All Other Compensation” relates to a lump sum amount paid pursuant to our separation agreement with Mr. Van Damme.

Directors’ Compensation

During the fiscal year ended May 31, 2008, each director who was not an officer of the Corporation was entitled to receive 150,000 stock options (the Chair received 300,000) and, at their election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation (the “Board”) committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee.

In September 2007, stock options to purchase 450,000 common shares at a price of $0.22 per share expiring September 19, 2017 were granted, in aggregate, to our directors. In January 2008, stock options to purchase 900,000 common shares at a price of $0.205 per share expiring January 15, 2018 were granted, in aggregate, to our directors.  These options vested 50% upon issuance and the remaining 50% will vest after one year. In addition, Lorus reimbursed the directors for expenses incurred in attending meetings of the Board and committees of the Board.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans - Directors' and Officers' Deferred Share Unit Plan”.

Management Contracts

Under the employment agreement with Dr. Aiping Young dated September 21, 2006, Dr. Young is President and Chief Executive Officer of the Corporation at an annual salary of $312,000. This agreement provides for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. If within 18 months of a change of control of Lorus, Dr. Young's employment is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years' of her basic salary plus one month salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).

Dr. Young will also be entitled to benefits coverage for the severance period or a cash payment in lieu thereof. The employment agreement provides that the Corporation may at any time assign Dr. Young to perform other functions that are consistent with her skills, experience and position within the Corporation. Dr. Young reports directly to the Board. The bonus and options allocation of the President and Chief Executive Officer is determined by the Board and is awarded based 100% on achievement of corporate objectives. Ms. Young is entitled to five weeks annual vacation prorated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Ms. Elizabeth Williams dated May 31, 2004, Ms. Williams' position is Director of Finance of the Corporation for an annual salary of $129,584. This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended to the Board by the Chief Executive Officer. Ms Williams is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

 Under the employment agreement with Dr. Saeid Babaei dated May 5, 2008, Dr. Babaei’s position is Vice President, Business Development of the Corporation for an annual salary of $155,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment. Dr. Babaei reports to the Chief Executive Officer. The bonus and options allocation of the Vice President, Business Development is as recommended to the Board by the Chief Executive Officer. Dr. Babaei is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Dr. Yoon Lee dated May 5, 2008, Dr. Lee’s position is Vice President of Research of the Corporation for an annual salary of $132,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment. Dr. Lee reports to the Chief Executive Officer. The bonus and options allocation of the Vice President of Research is as recommended to the Board by the Chief Executive Officer. Dr. Lee is entitled to five weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2008 were as set out in the above Summary Compensation Table.

The following table sets forth certain details as at the end of the fiscal year ended May 31, 2008 and at November 25, 2008 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of common shares to be issued upon exercise of outstanding options (a)			Number of common shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total Stock Options outstanding and available for Grant (a) + (c)
Plan Category	Number	% of common shares outstanding	Weighted- average exercise price of outstanding options (b)	Number	% of common shares outstanding	Number	% of Common shares outstanding

Equity compensation plans approved by Shareholders	16,438,000	7.6	$0.45	16,209,000	7.4	32,647,000	15%
Equity compensation plans approved by Shareholders (November 21, 2008)	18,317,000	7.3	$0.42	19,217,000	7.7	37,534,000	15%

(1)	The Corporation had applied to the TSX to list 5,592,097 of the common shares available for future issuance under the Corporation's equity compensation plans.

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

1993 Plan

Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries. The total number of options issued under the 1993 Plan is 2,883,997. This represents 1.2% of the Corporation's issued and outstanding capital as at August 26, 2008. As of November 2003, option grants were no longer made under the 1993 Plan. Therefore, no further options are issuable under the 1993 Plan. The total number of common shares issuable under actual grants pursuant to the 1993 Plan is 1,637,000, being 0.6% of the Corporation's issued and outstanding capital as at November 25, 2008.

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

2003 Plan

Under the 2003 Plan, options may be granted to employees, officers, directors or consultants of the Corporation as well as employees of an affiliate of the Corporation or consultants of a related entity of the Corporation. The total number of options outstanding under the 2003 Plan is 16,680,000. This represents 6.7% of the Corporation's issued and outstanding capital as at November 25, 2008. Options to purchase up to an additional 19,217,000 common shares, being 7.7% of common shares outstanding, remain available for grant under the 2003 Plan. The total number of shares issuable under the 2003 Plan is 37,534,000. This represents 15% of the Corporation's issued and outstanding capital as at November 25, 2008.

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

Currently, the Board may amend the 2003 Plan subject to regulatory approval, provided that the Board may not make the following amendments without the approval of shareholders:

•	an amendment to the maximum number of common shares reserved for issuance under the 2003 Plan and under any other security based compensation arrangement of the Corporation;
•	a reduction in the exercise price for options held by insiders;
•	an extension to the term of options held by insiders; and
•	an increase in the 10% limits on grants to insiders.

 During the period June 1, 2007 to May 31, 2008, options to purchase 6,048,000 common shares were granted under the 2003 Plan at exercise prices between $0.19 and $0.22 per common share. During the year ended May 31, 2008, we granted options to employees, other than executive officers of the Corporation, to purchase 1,099,485 common shares, being 23% of the total incentive stock options granted during the year to employees and executive officers.

Performance Based Compensation Plans

Executive officers of the Corporation are eligible to participate in a performance related compensation plan (the “Compensation Plan”). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase common shares under our 2003 Plan. The potential annual cash bonus and annual granting of options to each executive officer are conditional upon the achievement by the Corporation and each executive officer of predetermined objectives reviewed by the Compensation Committee and approved by the Board. See “Compensation Committee” and “Report on Executive Compensation”.

Employee Share Purchase Plan

In November 2004, the Board adopted the Employee Share Purchase Plan (“ESPP”), effective January 1, 2005. For the year ended May 31, 2008 a total of 283,000 common shares had been purchased by employees and named executive officers under the ESPP at prices per share between $0.13 and $0.17 per common share and a weighted average purchase price of $0.15. During fiscal 2008, under the ESPP, named executive officers as a group purchased 216,000 common shares at a weighted average purchase price of $0.16 per common share and employees, excluding named executive officers, as a group purchased 67,000 Common Shares at an average exercise price of $0.14 per common share. The purpose of the ESPP is to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase common shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

Deferred Profit Sharing Plan

We have a Deferred Profit Sharing Plan (“DPSP”) matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee's Group RRSP account up to a maximum of 3% of the employee's gross earnings. We began making contributions to the employees' Group Retirement Savings Plan in fiscal 1998. Beginning February 2001, our contributions have been paid into an employer sponsored DPSP.

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

Option Grants During Fiscal Year 2008

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended May 31, 2008:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. Aiping Young	900,000(2)	16.53	0.205	0.205	January 14, 2018
President and Chief Executive Officer, Former Chief Operating Officer	450,000(2)	8.27	0.220	0.220	July 21, 2017
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	200,000 (1)	3.31	0.220	0.220	July 21, 2017
Dr. Saeid Babaei	150,000(1)	2.48	0.220	0.220	July 21, 2017
Vice President, Business Development	150,000(2)	2.48	0.190	0.190	February 4, 2018
Dr. Yoon Lee	150,000(1)	2.48	0.220	0.220	July 21, 2017
Vice President, Research	150,000(2)	2.48	0.190	0.190	February 4, 2018
Dr. Peter Korth Former Chief Financial Officer	250,000(3)	4.13	0.19	0.19	January 20, 2018
___________

(1)
These options were granted on July 21, 2007 in respect of corporate and personal performance during the year ended May 31, 2007. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversaries of the date of granting.

(2)
These options to purchase common shares are incentive options. The options vest upon the attainment of specific undertakings based on certain corporate performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline.

(3)	Options granted upon entering into Employment Agreement. The options vested upon granting.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)Nil	Unexercised Options/SARs at May 31, 2008 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2008 ($) Exercisable/ Unexercisable

Dr. Aiping Young President and Chief Executive Officer Former Chief Operating Officer	Nil	Nil	4,747,442/1,100,000	0/0
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	288,257/331,906	0/0
Dr. Saeid Babaei Vice President, Business Development	Nil	Nil	150,000/150,000	0/0
Dr. Yoon Lee Vice President, Research	Nil	Nil	396,579/252,313	0/0
Dr. Peter Korth Former Chief Financial Officer	Nil	Nil	250,000/0	0/0

C.           Board Practices

Lorus is authorized to have a board of at least one director and no more than ten.  Lorus currently has six directors.  Directors are elected for a term of about one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal.  Each officer serves at the discretion of the Board or until an earlier resignation, death or removal.  There are no family relationships among any of our directors or officers.

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and an Environment, Health and Safety Committee.

The members of these committees were as follows to September 19, 2007:

Audit Committee:	J. Kevin Buchi, Donald W. Paterson and Graham Strachan
Compensation Committee:	Alan Steigrod, Georg Ludwig and Michael Moore
Nominating and Corporate Governance Committee:	Donald W. Paterson, Graham Strachan and J. Kevin Buchi
Environment, Health and Safety Committee:	Graham Strachan and Aiping Young

The members of these committees were as follows from September 19, 2007 to October 2, 2008:

Audit Committee:	J. Kevin Buchi, Denis Burger and Alan Steigrod
Compensation Committee:	Alan Steigrod, Denis Burger and Susan Koppy
Nominating and Corporate Governance Committee:	Herbert Abramson, J. Kevin Buchi, and Susan Koppy
Environment, Health and Safety Committee:	Mark Vincent, Jim Wright and Aiping Young

The members of these committees effective October 2, 2008 are as follows:

Audit Committee:	Denis Burger, Georg Ludwig, Herbert Abramson
Compensation Committee:	Denis Burger, Jim Wright
Nominating and Corporate Governance Committee:	Herbert Abramson, Mark Vincent

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. During the period from June 1 to September 19, 2007, the Compensation Committee was comprised of three directors, Mr. Steigrod, Dr. Moore (former director of the corporation) and Mr. Ludwig. From September 19, 2007 to October 2, 2008, the Compensation Committee was comprised of Mr. Steigrod, Mr. Burger and Ms. Koppy. From October 2, 2008, the Compensation Committee was comprised of Mr. Burger and Dr. Jim Wright. Mr. Burger is chair of the Compensation Committee. The Compensation Committee met three times during the above period.

Compensation Objectives and Philosophy

The Compensation Committee's mandate is to review, and advise the Board on, the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 1993 and 2003 Stock Option Plans, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee regarding executive officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented executive officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of our executive officers and our shareholders. The key components of executive officer compensation are base salary, potential annual cash bonuses and annual participation in the 2003 Stock Option Plan.

Base Salary - Initial Stock Options

Base salary for each executive officer is a function of the individual's experience, past performance and anticipated future contribution. The Compensation Committee uses private and public compensation surveys to assist with the determination of an appropriate compensation package for each executive officer.

Executive officers are granted stock options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value.

Potential Annual Cash Bonuses and Annual Participation in the 2003 Stock Option Plan

Generally, potential annual cash bonuses and annual awards of options under the 2003 Stock Option Plan for each executive officer are conditional in part upon the achievement by the Corporation of predetermined scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives, and in part upon the achievement by each executive officer of individual performance objectives. Executive officer individual performance objectives for each fiscal year are consistent with corporate objectives and each executive officer's role in achieving them. All corporate and executive officer objectives are predetermined by the Board after review by the Compensation Committee. With the exception of the President and Chief Executive Officer, seventy-five percent of each executive officer's potential annual cash bonus is conditional upon the achievement of corporate objectives, with the remaining twenty-five percent being conditional upon the achievement of individual executive officer objectives. All of the President and Chief Executive Officer's potential annual bonus is conditional upon achievement of corporate objectives. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each executive officer, during the year ended May 31, 2008, the potential annual cash bonuses range from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers, are included in the Summary Compensation Table in the year in respect of which they are earned.

There is a potential for an annual allocation of options under our 2003 Stock Option Plan for each executive officer when corporate and executive officer objectives are achieved. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the common shares on the TSX on the last trading day prior to the date of grant. Options to purchase common shares expire ten years from the date of grant and vest over three years. The granting of options to purchase common shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

President and Chief Executive Officer Compensation

The performance of the President and Chief Executive Officer for the 2008 financial year was measured in the following areas:

•	maximize the value of LOR-2040 in Acute Myeloid Leukemia through the timely enrollment of patients in the ongoing Phase II clinical trial and preparation of a Phase III study proposal;

•	maximize the value of LOR-2040 in MDS through the preparation of a development plan and submission of a orphan drug application to certain regulatory bodies;

•	maximize the value of LOR-253 through the completion of certain pre-clinical objectives and drafting of a Phase I protocol for advisory review;

•	establishing at least two partnerships (one academic and one corporate);

•	evaluate and assess potential merger and/or acquisition candidates; and

•	certain other objectives.

Each of the above is weighted 25%, 15%, 20%, 20% and 20% in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. For the year ended May 31, 2008 the Board determined that the President and CEO substantially met 90% of these objectives.

Audit Committee

Pursuant to Canadian securities laws, our board of directors has determined that Mr. Burger is financially literate, as he has experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation.  Mr. Burger, in his previous position as Chairman and CEO of AVI Biopharma, is educated and experienced in reading and analyzing financial statements.   Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies. Additionally, we believe that Mr. Burger qualifies as “independent” as that term is defined in the relevant Canadian and United States securities laws relating to the composition of the audit committee.

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

D.           Employees

As at May 31, 2008, we employed 25 full-time persons and one part-time person in research and drug development and administration activities. Of our employees, nine hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan, which was established in 2005.

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

E.           Share Ownership

The following table sets forth information regarding beneficial ownership of our common shares as of November 25, 2008, by our officers and directors individually and as a group.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Dr. Aiping H. Young	457,520	0.18%
Elizabeth Williams	8,566	0.00%
Dr. Saeid Babaei	30,206	0.01%
Dr. Yoon Lee	Nil	0.00%
Georg Ludwig(1)	36,362,500	14.53%
Dr. Jim A. Wright	4,639,791	1.85%
Herbert Abramson(2)	25,826,615	10.32%
Dr. Denis Burger	59,620	0.02%
Dr. Mark Vincent	Nil	0.00%
All directors and executive officers as a group	67,384,818	26.93%

(1)	Mr. Ludwig is deemed to control the shares held by High Tech in his capacity as managing director of High Tech.
(2)	In addition to shares held personally, Mr. Abramson is deemed to control the shares held by Technifund Inc. in his capacity as sole owner of Technifund.

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

On July 13, 2006, Lorus entered into a share purchase agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million.  The transaction closed on August 30, 2006.  Subsequent to that date, High Tech indirectly acquired an additional 290,000 common shares.  As of November 25, 2008, based solely on public filings with securities regulators, High Tech holds approximately 14.5% of the issued and outstanding common shares of Lorus.  As part of the Arrangement,  High Tech agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by High Tech were nominal.

On July 24, 2006 Lorus entered into a share purchase agreement with Technifund Inc. (“Technifund”) to issue, on a private placement basis, 5,000,000 common shares at $0.36 for gross proceeds of $1,800,000.    As of November 25, 2008, based solely on public filings with securities regulators, Technifund holds approximately 10.3% of the issued and outstanding common shares of Lorus.  As part of the Arrangement, Mr. Abramson and Technifund agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by the Technifund were nominal.

B.           Related Party Transactions

See Item 7.A.

During the year ended May 31, 2008, we expensed consulting fees of $31,000 to a director of Lorus (2007 - nil, 2006 - nil) of which $30,000 remained payable at May 31, 2008 (2007 - nil, 2006 - nil). This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

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

Item 8.                 Financial Information

A.           Consolidated Financial Statements and Other Financial Information

See Item 17.

B.           Significant Changes

None.

Item 9.                 The Offer and Listing

A.           Offer and Listing details

Not applicable, except for Item 9A (4) and Item 9C.

Price Range of Common Stock and Trading Markets

Our common shares are currently listed on the TSX under the symbol “LOR” and on the AMEX under the symbol “LRP”.  The following table sets out the price ranges and trading volumes of our common shares on the TSX and Amex for the periods indicated:

	American Stock Exchange/Amex (US$)		Toronto Stock Exchange/TSX (CDN$)
Five most recent full fiscal years:	High	Low	High	Low
Year ended May 31, 2008	0.27	0.11	0.26	0.14
Year ended May 31, 2007	0.34	0.14	0.39	0.22
Year ended May 31, 2006	0.79	0.19	0.92	0.22
Year ended May 31, 2005	0.70	0.45	0.94	0.57
Year ended May 31, 2004	1.09	0.60	1.47	0.83

Year ended May 31, 2008	0.17	0.11	0.26	0.14
Quarter ended May 31, 2008	0.21	0.11	0.21	0.14
Quarter ended February 28, 2008	0.25	0.15	0.21	0.16
Quarter ended November 30, 2007	0.27	0.14	0.25	0.17
Quarter ended August 31, 2007	0.26	0.15	0.26	0.16

Year ended May 31, 2007	0.34	0.14	0.39	0.22
Quarter ended May 31, 2007	0.27	0.22	0.33	0.25
Quarter ended February 28, 2007	0.34	0.14	0.39	0.22
Quarter ended November 30, 2006	0.31	0.19	0.34	0.22
Quarter ended August 31, 2006	0.34	0.25	0.39	0.28

October 2008	**	**	0.09	0.05
September 2008	0.12	0.06	0.10	0.08
August 2008	0.15	0.07	0.13	0.08
July 2008	0.15	0.10	0.14	0.10
June 2008	0.16	0.10	0.17	0.08
May 2008	0.18	0.14	0.17	0.14

**Effective October 31, 2008 the Company was voluntarily de-listed from the AMEX.

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

As of May 31, 2008, 217,649,000 common shares were issued and outstanding.  In addition, as of May 31, 2008 there were 16,438,000 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.45 per share and weighted average remaining contractual life of 8.42 years.  As of November 25, 2008, there were 250,227,000 common shares issued and outstanding.  In addition, as of November 25, 2008, there were 18,317,000 common shares issuable upon the exercise of outstanding stock options and 14,269,444 common shares issuable upon the exercise of common share purchase warrants priced at $0.18 and expiring August 7, 2010.  The Company has 19,217,000 common shares reserved for future grant or issuance under our stock option plans as of November 25, 2008.

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

Holders of outstanding shares of common stock are entitled to those dividends declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common stock are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common stock have no pre-emptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted. There were 217,649,000 common shares issued and outstanding at May 31, 2008.

Convertible Debentures

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2008, the Company has issued 5,383,000 common shares in settlement of $1 million in interest.  For the year ended May 31, 2007, the Company has issued 3,726,000 common shares in settlement of $1 million in interest.

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

At May 31, 2008, there were 16,438,000 options outstanding under the plan to purchase an equal number of shares of common stock. The outstanding options are exercisable at a weighted average price per share of $0.45.

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

C.           Material Contracts

Other than the agreements described below, we have not, in the two years preceding the date hereof, entered into any material agreements other than contracts in the ordinary course of business.

1.	Exclusive License Agreement dated April 8, 2008 between the Company and Zor Pharmaceuticals LLC. See “Collaboration Agreements - Zoticon Bioventures LLC”.

2.	Independent Contractor Services Agreement dated April 8, 2008 between the Company and Zor Pharmaceuticals LLC. See “Collaboration Agreements - Zoticon Bioventures LLC”.

3.	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC. See “Collaboration Agreements - Zoticon Bioventures LLC”.

4.
Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and Genesense under which Old Lorus transferred certain depreciable property to Genesense, as contemplated in the plan of arrangement.

5.
Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and Genesense under which Genesense transferred certain Antisense patent assets to the Company in exchange for a demand non-interest bearing promissory note issued by the Company.

6.
Virulizin and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and Genesense under which Old Lorus transferred Virulizin and Small Molecule Patent Assets to Genesense in consideration for the issuance by Genesense of one common share of Genesense.

7.
Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and Genesense under which Old Lorus transferred certain prepaid expenses and receivables to Genesense in exchange for the issuance by Genesense of one common share of Genesense.

8.
Share Purchase Agreement dated July 10, 2007 under which Old Lorus transferred all of the common shares of NuChem held by it to the Company at a price equal to their fair market value in consideration for the issuance of a demand non-interest bearing promissory note.

9.
Share Purchase Agreement dated July 10, 2007 under which Old Lorus transferred all of the common shares of Genesense held by it to the Company at a price equal to their fair market value in exchange for the assumption by the Company of Old Lorus’ remaining liabilities and the issuance of a demand non-interest bearing promissory note.

10.
Share purchase agreement dated July 10, 2007 under which the Company transferred certain shares of Old Lorus held by it to 6707157 Canada Inc. in consideration of a cash payment as specified in the plan of arrangement, subject to payment and adjustment in accordance with such agreement and a holdback to an escrow agreement.

11.	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

12.
Escrow Agreement between 6707157 Canada Inc, the Company and Equity Transfer & Trust Company dated July 10, 2007 providing for an escrow amount related to the plan of arrangement. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

13.	Amended and Restated Guarantee and Indemnity between GeneSense and TEMIC dated July 10, 2007 reaffirming TEMIC’s guaranties and indemnities in respect of TEMIC’s Debentures.

14.	Amended and Restated Share Pledge Agreement between the Company and TEMIC dated July 10, 2007 reaffirming the Company’s pledge of shares in its subsidiaries in respect of TEMIC’s Debentures.

15.
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

17.
Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense and TEMIC as amended June 28, 2007 under which the Company assumed Old Lorus’ obligation to pay TEMIC the $15 million aggregate principal amount of the Debentures plus accrued unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note.

18.
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

19.	Subscription Agreement dated July 24, 2006 between the Company and Technifund. See “Business of the Company - Financial Strategy - Share Issuances”.

20.	Subscription Agreement dated July 13, 2006 between the Company and HighTech. See “Business of the Company - Financial Strategy - Share Issuances”.

Please refer to Item 4 - Business Overview - Business Strategy, for details of the share purchase agreements entered into with each of High Tech and Technifund.  Please refer to Item 4 - Business Overview - Business Strategy - Secured Convertible Debentures, for details of the subscription agreement, debentures and warrants entered into with TEMIC.  Please refer to Item 4 - Business Overview - Plan of Arrangement and Corporate Reorganization, and to Item 5 - Operating and Financial Review and Prospects - Subsequent Events, for details of agreements entered into in relation to the Arrangement.

Other than the agreements described in the preceding paragraphs, we have not, in the two years preceding the date hereof, entered into any material contracts other than contracts in the ordinary course of business.  The Company is not a party to any other material contracts entered into since January 1, 2002 and still in effect.

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

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (“PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a PFIC for one or more prior taxable years, and, based on current plans and financial projections, the Company expects to be a PFIC for the current taxable year.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  Accordingly, there can be no assurances that the Company will be a QFC for the current or any future taxable year.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.  Where a U.S. Holder pays Canadian income tax with respect to gain on the disposition of Common Shares, an election is available under the Code whereby such U.S. Holder can treat the gain as arising from foreign sources.  (See more detailed discussion at “Foreign Tax Credit” below).

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

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “PFIC” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

The Company believes it was a PFIC for one or more prior taxable years, and, based on current business plans and financial projections, the Company expects to be a PFIC for its current taxable year.  However, the determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the current taxable year and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

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

This summary is based on the current provisions of the ITA, the regulations thereunder (the “Regulations”), the Canada-U.S. Tax Convention, all specific proposed amendments to the ITA or the Regulations publicly announced by or on behalf of the Canadian Minister of Finance prior to the date hereof, (the “Specific Proposals”), the proposed amendments of the Canada-US Tax Convention contained in the Fifth Protocol to the Canada-US Tax Convention (the “Protocol”) and the Company’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes the Specific Proposals and the Protocol will be enacted as proposed but no assurance can be given that this will be the case and this summary does not otherwise take into account or anticipate any changes in administrative practice or in law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the SEC.  However, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  Our reports and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. Our reports and other information can also be inspected at no charge on the SEC’s website at www.sec.gov.

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

Refer to notes 11 and 13 of the consolidated financial statements in Item 17.

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

Based on the Company’s marketable securities balance at May 31, 2008, for every 1% change in interest rate interest revenue and liquidity would be impacted by approximately $68 thousand per annum.

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

Limitations
            The above discussion includes only those exposures that exist as of May 31, 2008, and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See item 3.D.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividends, Arrearages and Delinquencies

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of May 31, 2008, the certifying officers and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure and insider trading policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A and other required documents and discussions with management surrounding the process of communicating material information to management and in turn the certifying officers and all procedures taking into consideration the size of the company and the number of employees.  Based on the evaluation described above, the certifying officers have concluded that, as of May 31, 2008, the disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the chief executive officer and acting chief financial officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Evaluation of Disclosure Controls and Procedures

As of the end of our fiscal year ended May 31, 2008, an evaluation of the effectiveness of  our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), was carried out by our management with the participation of the principal executive officer and principal financial officer.  Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at May 31, 2008. The year ended May 31, 2008 was the first year we have been required to perform detailed testing of our internal controls over financial reporting.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control - Integrated Framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that the following disclosable weaknesses existed at May 31, 2008.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Segregation of Duties

Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty deficiencies has resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada. We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions

As required, we record complex and non-routine transactions. These sometimes are extremely technical in nature and require an in-depth understanding of GAAP. Our accounting staff has only a fair and reasonable knowledge of the rules related to GAAP and reporting and the transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. In addition, an annual audit is completed by our auditors, and presented to the Audit Committee for its review and approval. During the audit for the fiscal year ended May 31, 2008, no material misstatements were identified. At a future date, we may consider expanding the technical expertise within our accounting function. In the meantime, we will continue to work closely with our third party advisors.

(c)  Attestation report of the independent registered public accounting firm

Not applicable.

(d)  Changes in internal control over financial reporting

There have been no significant changes in our internal controls over financial reporting during the year ended May 31, 2008, that have materially affected, or are reasonably likely to materially affect our’ internal control over financial reporting.

Item 16.                 [Reserved]

Item 16A.                      Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Georg Ludwig, a director of the Company and the Chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable AMEX rules.

Item 16B.                      Code of Ethics

We have adopted a Code of Ethics, which applies to all of our officers, directors, employees and consultants.  The Code of Ethics is publicly available on our website at www.lorusthera.com.  A copy of the Code of Ethics is also available upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario  M9W 4Z7.  There were no amendments to, or waivers granted under, the Code of Ethics during our fiscal year ended May 31, 2008.

Item 16C.                      Principal Accountant Fees and Services

KPMG LLP has served as our principal independent auditors since October 1994.  The total fees billed for professional services by KPMG LLP (our independent auditors) for the years ended May 31, 2008 and 2007 are as follows:

	2008	2007
Audit Fees	$283,000	$330,000
Tax Fees	$15,390	$8,500
Total	$298,390	$338,500

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and accounting assistance and fees for services associated with filings with securities regulators.  Tax fees relate to assistance provided with respect of proposed transactions and review of tax returns.

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

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2008.

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

2.7*****	Warrant Repurchase Agreement dated May 1, 2007 between the Company and TEMIC
2.8*****	Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense and TEMIC as amended June 28, 2007
2.9+	Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.10+	Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense
2.11+	Virulizin and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.12+	Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.13+	Nuchem Share Purchase Agreement dated July 10, 2007 between Old Lorus and GeneSense
2.14+	GeneSense Share Purchase Agreement dated July 10, 2007 between Old Lorus and New Lorus
2.15*****	Pinnacle Share purchase agreement dated July 10, 2007 between Old Lorus and 6707157 Canada Inc.
2.16+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company
2.17+	Escrow Agreement between 6707157 Canada Inc, the Company and Equity Transfer & Trust Company dated July 10, 2007
2.18+	Amended and Restated Guarantee and Indemnity between GeneSense and TEMIC dated July 10,
2.19+	Amended and Restated Share Pledge Agreement between the Company and TEMIC dated July 10, 2007
4.1+++	Stock Option Plans
4.2+++	Form of Officer and Director Indemnity Agreement
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
4.4 ++++	Exclusive License Agreement dated April 8, 2008 between the Company and Zor Pharmaceuticals LLC.
4.5++++	Independent Contractor Services Agreement dated April 8, 2008 between the Company and Zor Pharmaceuticals LLC.
4.6++++	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC.
8.1**	List of Subsidiaries
11.1**	Code of Business Conduct and Ethics
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
*	Incorporated by reference to File 0-32001, Form 6-K dated November 19, 2007.
**	Incorporated by reference to File 1-32001, Form 20 F, Annual Report, dated November 21, 2006.
***	Incorporated by reference to File 1-32001, Form 6-K dated February 10, 2005.
****	Incorporated by reference to File 1-32001, Form 6-K dated May 30, 2007.
*****	Incorporated by reference to File 1-32001, Form 6-K dated November 20, 2007.
+	Incorporated by reference to File 1-32001, Form 6-K dated September 4, 2007.

++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
+++	Incorporated by reference to File 1-32001, Form 20 F, Annual Report, dated November 29, 2007.
++++	Incorporated by reference to File 1-32001, Form 6K dated April 21, 2008

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LORUS THERAPEUTICS INC.
By:	/s/ Aiping H. Young
Name: Aiping H. Young Title: President and Chief Executive Officer Date: November 26, 2008

By:	/s/ Elizabeth Williams
Name: Elizabeth Williams Title: Director of Finance and Acting ChiefFinancial Officer Date: November 26, 2008

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

/s/ Aiping H. Young	/s/ Elizabeth Williams

Aiping H. Young President and Chief Executive Officer	Elizabeth Williams Director of Finance (Acting Chief Financial Officer)

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Board of Directors of Lorus Therapeutics Inc.

We have audited the accompanying consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended May 31, 2008 and for the period from inception on September 5, 1986 to May 31, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted audit standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2008 and for the period from inception on September 5, 1986 to May 31, 2008, in conformity with Canadian generally accepted accounting principles.

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

As discussed in note 2(a) to the consolidated financial statements, effective June 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants' Handbook Section 1530, Comprehensive Income and Section 3855, Financial Instruments - Recognition and Measurement.

/s/ "KPMG LLP"
Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 28, 2008

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

May 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 10)	$2,652	$1,405
Short-term investments (note 4)	6,784	7,265
Prepaid expenses and other assets	721	335
Amount held in escrow (note 1)	600	-
	10,757	9,005

Corporate investments (note 4)	-	3,728
Fixed assets (note 5)	244	503
Deferred arrangement costs (note 2)	-	1,262
Deferred financing costs	-	371
Goodwill	606	606

	$11,607	$15,475

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable	$923	$1,104
Liability to repurchase warrants (notes 1 and 6(g))	-	252
Deferred gain on sale of shares (notes 1 and 12(d))	600	-
Accrued liabilities	1,194	1,421
	2,717	2,777

Secured convertible debentures (note 11)	12,742	11,937

Shareholders' equity (deficiency):
Share capital (note 6):
Common shares	158,743	157,714
Equity portion of secured convertible debentures	3,814	3,814
Stock options	4,961	4,898
Contributed surplus	9,181	8,525
Deficit accumulated during development stage	(180,551)	(174,190)
	(3,852)	761

Basis of presentation (note 1)
Contingencies, commitments and guarantees (note 12)
Subsequent events (note 17)

	$11,607	$15,475

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ "Denis Burger"	Director

/s/ "Aiping Young"	Director

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian dollars, except for per common share data)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Revenue	$43	$107	$26	$856

Expenses:
Cost of sales	2	16	3	105
Research and development (note 9)	6,087	3,384	10,237	119,946
General and administrative	3,888	3,848	4,334	55,211
Stock-based compensation (note 7)	719	503	1,205	7,972
Depreciation and amortization of fixed assets	317	402	771	9,542
	11,013	8,153	16,550	192,776
	(10,970)	(8,046)	(16,524)	(191,920)
Other expenses (income):
Interest on convertible debentures	1,029	1,050	882	3,261
Accretion in carrying value of convertible debentures (notes 2(a)(iv) and 11)	1,176	935	790	3,196
Amortization of deferred financing costs (notes 2(a)(iv) and 11)	-	110	87	412
Interest	(542)	(503)	(374)	(11,966)
	1,663	1,592	1,385	(5,097)

Loss from operations	(12,633)	(9,638)	(17,909)	(186,823)

Gain on sale of shares (note 1)	6,299	-	-	6,299

Loss for the period and other comprehensive loss	$(6,334)	$(9,638)	$(17,909)	$(180,524)

Basic and diluted loss per common share	$(0.03)	$(0.05)	$(0.10)

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share (in thousands)	215,084	204,860	173,523

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Deficit, beginning of period:
As previously reported	$(174,190)	$(164,552)	$(146,643)	$-
Change in accounting policy (note 2)	(27)	-	-	(27)
As restated	(174,217)	(164,552)	(146,643)	(27)

Loss for the period	(6,334)	(9,638)	(17,909)	(180,524)

Deficit, end of period	$(180,551)	$(174,190)	$(164,552)	$(180,551)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Cash flows from operating activities:
Loss for the period	$(6,334)	$(9,638)	$(17,909)	$(180,524)
Items not involving cash:
Gain on sale of shares (note 1)	(6,299)	-	-	(6,299)
Stock-based compensation	719	503	1,205	7,972
Interest on convertible debentures	1,029	1,050	882	3,261
Accretion in carrying value of convertible debentures	1,176	935	790	3,196
Amortization of deferred financing costs	-	110	87	412
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	317	1,057	2,342	22,103
Other	(7)	-	-	455
Change in non-cash operating working capital (note 10)	(794)	(310)	(462)	488
Cash used in operating activities	(10,193)	(6,293)	(13,065)	(148,936)

Cash flows from financing activities:
Issuance of debentures, net of issuance costs	-	-	-	12,948
Repurchase of warrants (note 6)	(252)	-	-	37,153
Proceeds on sale of shares, net of amount held in escrow and arrangement costs (note 1)	7,561	(1,262)	-	6,299
Issuance of common shares, net of issuance costs (note 6)	-	11,654	-	109,025
Cash provided by financing activities	7,309	10,392	-	165,425

Cash flows from investing activities:
Maturity (purchase) of investments, net	4,189	(5,366)	13,056	(6,804)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(58)	(20)	(75)	(6,127)
Proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in) investing activities	4,131	(5,386)	12,981	(13,837)

Increase (decrease) in cash and cash equivalents	1,247	(1,287)	(84)	2,652

Cash and cash equivalents, beginning of period	1,405	2,692	2,776	-

Cash and cash equivalents, end of period	$2,652	$1,405	$2,692	$2,652

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation:

(a)	Reorganization:

On November 1, 2006, Lorus Therapeutics Inc. ("Lorus", the "Company" or "New Lorus") was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc., formerly Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. (the "Investor") and its affiliate, Pinnacle International Lands, Inc. (the "Arrangement").  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and the Investor acquired from the Company and the Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand related to the indemnification discussed below and in note 12(d), subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed 4325231 Canada Inc. and finally Global Summit Real Estate Inc.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation (continued):

As a condition of the Arrangement, High Tech Beteiligungen GmbH & Co. KG ("HighTech") and certain other shareholders of Old Lorus (the "Selling Shareholders") agreed to sell to the Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States. The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252 thousand which was completed concurrent with the closing of the Arrangement.

Under the Arrangement, New Lorus and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of various matters discussed in note 12(d).  The escrowed amount of $600 thousand was subsequently released to Lorus on July 10, 2008.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements of New Lorus reflect the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these consolidated financial statements are those of Old Lorus.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation (continued):

As a result of the Arrangement, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of $6.3 million.  Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement as described above.  Those tax attributes remaining with Old Lorus are no longer available to the Company.  In reference to those indemnifications, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction and released on July 10, 2008.  The Company recorded a deferred gain of $600 thousand which it believes is sufficient to address any possible claims related to escrow amounts and its estimate of the obligation for the indemnifications provided.

(b)	Going concern:

The Company has not earned substantial revenue from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing and payments from strategic partners.  Except as described in note 14, the Company has no current sources of significant payments from strategic partners.  In addition, the Company will need to repay or refinance the secured convertible debentures of $15 million on the maturity date, October 6, 2009, should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further development of the Company's product candidates or to repay the convertible debentures on maturity.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation (continued):

Management believes that the Company's current level of cash and cash equivalents and short-term investments, including the funds received from the rights offering described in note 17, will be sufficient to execute the Company's current planned expenditures for the next twelve months; however, the debt obligation is due in October 2009 and the Company currently does not have the cash and cash equivalents to satisfy this obligation.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.	Changes in accounting policies:

(a)
Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), retroactively without restatement of prior periods. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  As a result of adopting the above standards, the Company did not recognize any other comprehensive income in its financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):

Upon adoption of the new standards on June 1, 2007, the Company designated its financial assets and liabilities as follows:

(i)	Cash and cash equivalents:

Cash and cash equivalents as at June 1, 2007 and acquired thereafter are classified as held-for-trading investments and measured at fair value.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statements of operations.  As a result of adopting the new standards, there was no material change in valuation of these assets.

(ii)	Short-term investments, marketable securities and other investments:

Short-term investments consist of fixed income government investments and corporate instruments.  Any government and corporate investments with a stated maturity date that are not cash equivalents are classified as held-to-maturity investments, except where the Company does not intend to hold to maturity and, therefore, the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations.  The Company designated certain corporate instruments with maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of $27 thousand and an increase in the opening deficit accumulated during the development stage of $27 thousand.  The Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2008 of $7 thousand.

(iii)	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.  As a result of adopting the new standards, there is no material change in the carrying value of these liabilities.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):

(iv)	Secured convertible debentures:

The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855.  The deferred financing charges related to the secured convertible debentures, formerly included in long-term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method.

(v)	Embedded derivatives:

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statements of operations in the period in which the change occurs.

The Company did not identify any embedded derivatives that required separation from the related host contract and measured at fair value as at June 1, 2007.

(vi)	Transaction costs:

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):

(b)	Variable interest entities:

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities.  Variable interest entities ("VIEs") refer to those entities that are subject to control on a basis other than ownership of voting interests.  AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.  The adoption of AcG-15 did not have an impact on the consolidated financial statements.

(c)	Financial instruments - disclosure and presentation:

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation ("Section 3860"), effective for fiscal years beginning on or after November 1, 2004.  Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability.  The adoption of the amendments to Section 3860 did not impact the consolidated financial statements.

(d)	Non-monetary transactions:

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

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiaries, GeneSense Technologies Inc. ("GeneSense") and Pharma Immune Inc. ("Pharma Immune"), which are all located in Canada.  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with Canadian GAAP.

(b)	Revenue recognition:

Revenue includes product sales, service, license and royalty revenue.

The Company recognizes revenue from product sales and provision of services when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured.  The Company allows customers to return product.  Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

The Company has entered into two technology licensing agreements.  Under the first exclusive worldwide technology licensing agreement entered into in 2004, the Company received an initial fee and is entitled to receive subsequent milestone payments from the licensee.  The Company recognized the non-refundable license fee as revenue when the technology license was delivered, when the fee was fixed or determinable and collection of the amount was probable.  The Company had no continuing involvement or obligation to perform under the arrangement.  Any milestone payments subsequently received from the customer will be recognized when the customer acknowledges achievement of the milestone, when the fee is fixed or determinable and collection of the amount is probable.  No subsequent milestone payments have been received under this arrangement.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

Under the second non-exclusive territorial technology licensing arrangement entered into in 2008, the Company is required to provide a fixed number of hours of additional technical support over a period of up to 30 months, in addition to the delivery of the technology under license.  The Company is entitled to receive an initial fee, payments for technical support services, royalties based on subsequent sales by the licensee and contingent milestone payments from the licensee.  The initial fee of $100 thousand is deferred under this arrangement.  Revenue is recognized based on the measure of progress toward completion of the technical support services under this contract based on the actual hours provided relative to the total number of hours required to be provided, applied to the total of the initial fee and additional non-contingent contractual payments related to the support services.  At any time, the amount of cumulative revenue recognized would not exceed the cumulative amount of non-refundable payments received under the arrangement.  Any changes in estimate will be recognized prospectively.  Under this arrangement, any contingent royalty or milestone payments subsequently received from the customer will be recognized when the customer acknowledges the sale or achievement of the milestone, when the amount is determinable and collection of the amount is probable.  The Company has delivered the technology under this arrangement prior to year end and has recognized $10 thousand as revenue in 2008.

(c)	Cash and cash equivalents:

The Company considers unrestricted cash on hand and in banks, term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(d)	Short-term investments, marketable securities and other investments:

The Company invests in high-quality fixed income government and corporate investments with low credit risk.

Subsequent to the adoption of Section 3855 (note 2(a)), short-term investments, which consist of fixed income securities with a maturity of more than three months but less than one year, are recorded at their accreted value as they are held-to-maturity instruments. Certain corporate instruments have maturities greater than one year, however, the Company has designated these investments as held-for-trading, and have classified these investments as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.

(e)	Fixed assets:

Fixed assets are recorded at cost less accumulated depreciation.  The Company records depreciation at rates which are expected to charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

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

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(g)	Goodwill and acquired patents and licenses:

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives.

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination.  Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist.  When the carrying value of a reporting unit's goodwill exceeds the residual fair value, an impairment loss is recognized in an amount equal to the excess.

The Company has identified no impairment relating to goodwill for 2008 and 2007.

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

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Company has a stock-based compensation plan, described in note 7.  Prior to June 1, 2004, stock-based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used.  On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004.  This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  Consideration paid on the exercise of stock options and warrants is credited to common shares.  The fair value of performance-based options is recognized over the estimated period to achieve the performance conditions.  Fair value is determined using the Black-Scholes option pricing model.

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

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.  Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.  Investment tax credits receivable at May 31, 2008 of $400 thousand are classified as prepaid expenses and other assets (2007 - $200 thousand).

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(k)	Income taxes:

Income taxes are accounted for using the asset and liability method.  Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  A valuation allowance is recorded if it is not more likely than not that some portion of or all of a future tax asset will be realized.

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

(m)	Segmented information:

The Company is organized and operates as one operating segment, the research and development of pharmaceuticals.  Substantially all of the Company's identifiable assets as at May 31, 2008 and 2007 are located in Canada.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(n)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheet dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

(o)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years.  Actual results may differ from those estimates.  Significant estimates include the valuation of the convertible debentures, fair value of guarantees, the fair value of stock options granted and warrants issued and the useful lives of fixed and intangible assets.

(p)	Recent Canadian accounting pronouncements not yet adopted:

(i)
In October 2006, the Accounting Standards Board approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861").  These requirements include Section 3862, Financial Instruments - Disclosures ("Section 3862"), Section 3863, Financial Instruments - Presentation ("Section 3863") (both of which replace Section 3861), and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

Section 3862 is based on International Financial Reporting Standards ("IFRS") 7, Financial Instruments - Disclosures, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how loss for the period and other comprehensive loss would have been affected by reasonably possible changes in the relevant risk variable.

The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, Financial Instruments - Presentation.

These new sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual financial statements relating to fiscal years beginning on December 1, 2007.  Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments.

The Company will adopt these new standards for its fiscal year beginning June 1, 2008.  The Company does not expect the adoption of these standards to have a material impact on its consolidated financial position and results of operations.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(ii)
CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning on or after January 1, 2008, and specifically June 1, 2008 for the Company.  The Company does not expect this new accounting standard to have any impact to the consolidated financial statements.

(iii)
Section 3064, Goodwill and Intangible Assets, will be replacing Section 3062, Goodwill and Other Intangible Assets ("Section 3062") and Section 3450, Research and Development Costs.  This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The impact of adoption of this new section on the Company's consolidated financial statements has not been determined.

(iv)
The CICA plans to converge Canadian GAAP with IFRS over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's consolidated financial statements effective June 1, 2011 has not been determined.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

4.	Short-term investments, marketable securities and other investments:

	Less than	Greater than
	one year	one year		Yield to
2008	maturities	maturities	Total	maturity

Corporate investments (including guaranteed investment certificates, medium-term notes and fixed-term notes)	$6,304	$480	$6,784	3.89 - 4.60%

	$6,304	$480	$6,784

	Less than	Greater than
	one year	one year		Yield to
2007	maturities	maturities	Total	maturity

Fixed income government investments	$1,549	$-	$1,549	3.91%
Corporate investments (including guaranteed investment certificates, medium-term notes and fixed-term notes)	5,716	3,728	9,444	3.89 - 4.11%

	$7,265	$3,728	$10,993

At May 31, 2008, investments with maturities of less than one year are classified as held-to-maturity investments and carried at amortized cost.  These investments have maturities varying from one to two months.  Certain corporate investments, totalling $480 thousand, have maturities greater than one year; however, the Company has designated these investments as held-for-trading, and has classified these investments as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.  The net increase in fair value for the year ended May 31, 2008 amounted to $7 thousand and has been included in the consolidated statements of operations in interest expense.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

4.	Short-term investments, marketable securities and other investments (continued):

At May 31, 2007 and prior to the adoption of Section 3855 (note 2(a)), the carrying values of fixed income government investments and corporate investments were carried at amortized cost and were classified as current or long-term assets consistent with their maturity dates.

At May 31, 2008 and 2007, the carrying values of held-to-maturity investments approximate their quoted market values.  Short-term investments held at May 31, 2008, have varying maturities from one to two months (2007 - one to ten months).  At May 31, 2007, long-term investments had maturities varying from one to five years and were valued at carrying value that, by virtue of the nature of the investments, primarily interest bearing instruments, approximates their quoted market value.

5.	Fixed assets:

		Accumulated	Net book
2008	Cost	depreciation	value

Furniture and equipment	$2,728	$2,557	$171
Leasehold improvements	908	835	73

	$3,636	$3,392	$244

		Accumulated	Net book
2007	Cost	depreciation	value

Furniture and equipment	$2,670	$2,387	$283
Leasehold improvements	908	688	220

	$3,578	$3,075	$503

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount

Balance, May 31, 2006	-	$-	-	$-
Original share	1	1	-	-

Balance, May 31, 2007	1	1	-	-
Surrender of Original Share	(1)	(1)	-	-
Share exchange (note 1)	212,628	157,800	-	-
Interest payments (note 11)	5,021	943	-	-

Balance, May 31, 2008	217,649	$158,743	-	$-

On July 10, 2007 as part of the Arrangement described in note 1, the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.  Based on a continuity of interests accounting, the following share table reflects transactions in share capital as if the Company had always carried on the business of Old Lorus:

	Common shares		Warrants
	Number	Amount	Number	Amount

Balance, May 31, 2005	172,541	$144,119	3,000	$991
Interest payments (note 11)	2,153	882	-	-

Balance at May 31, 2006	174,694	145,001	3,000	991
Share issuance	33,800	11,641	-	-
Interest payments (note 11)	3,726	1,050	-	-
Exercise of stock options	46	22	-	-
Repurchase of warrants (g)	-	-	(3,000)	(991)

Balance, May 31, 2007	212,266	157,714	-	-
Interest payments (note 11)	5,383	1,029	-	-

Balance, May 31, 2008	217,649	$158,743	-	$-

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital (continued):

(b)	Contributed surplus:

	2008	2007	2006

Balance, beginning of year	$8,525	$7,665	$6,733
Forfeiture of stock options	656	121	932
Repurchase of warrants (g)	-	739	-

Balance, end of year	$9,181	$8,525	$7,665

(c)	Continuity of stock options:

	2008	2007	2006

Balance, beginning of the year	$4,898	$4,525	$4,252
Stock option expense	719	494	1,205
Forfeiture of stock options	(656)	(121)	(932)

Balance, end of year	$4,961	$4,898	$4,525

(d)	Alternate compensation plans:

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  The share units are granted based on the market value of the common shares on the date of issue.  During the year ended May 31, 2008, no deferred share units were issued (2007 - nil; 2006 - 168,581), with a cash value of nil (2007 - nil; 2006 - $64 thousand) being recorded in accrued liabilities.

(e)	Share issuance:

On July 10, 2007 as part of the Arrangement described in note 1(a), the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.  The transactions below occurred in Old Lorus; however, as a result of the exchange in shares, the shares issued in these transactions became shares in New Lorus.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital (continued):

On July 13, 2006, the Company entered into an agreement with HighTech to issue 28,800,000 common shares at $0.36 per share for gross proceeds of $10.4 million.  The cost of issuance amounted to $450 thousand.  The subscription price represented a premium of 7.5% over the closing price of the common shares on the TSX on July 13, 2006.  The transaction closed on August 31, 2006.  In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions.  These demand registration rights expire on June 30, 2012.  In addition, HighTech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board.  Upon completion of the transaction, HighTech held approximately 14% of the issued and outstanding common shares of Lorus.

On July 24, 2006, Lorus entered into an agreement with Technifund Inc. to issue, on a private placement basis, 5,000,000 common shares at $0.36 per share for gross proceeds of $1.8 million.  The cost of issuance amounted to $78 thousand.  The transaction closed on September 1, 2006.

(f)	Employee share purchase plan:

The Company's employee share purchase plan ("ESPP") was established on January 1, 2005.  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares of the Company at a discount through accumulated payroll deductions.  Generally, each offering is of three months' duration with purchases occurring every month.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2008, 282,000 (2007 - 69,000; 2006 - 293,000) common shares have been purchased under the ESPP, and Lorus has recognized an expense of $10 thousand (2007 - $5 thousand; 2006 - $46 thousand) related to this plan in these consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital (continued):

(g)	Repurchase of warrants:

In May 2007, the Company entered into an agreement, with the holder of Lorus' $15.0 million secured convertible debenture, to repurchase the outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand upon close of the Arrangement.  The equity-classified carrying value of the warrants was $991 thousand and the difference between the equity value and the purchase price was recorded as contributed surplus of $739 thousand.

7.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares currently estimated at 32,500,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2008 are summarized as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	(In thousands)		(In thousands)		(In thousands)

Outstanding, beginning of year	12,988	$0.59	10,300	$0.70	8,035	$0.96
Granted	6,048	0.21	5,318	0.30	6,721	0.58
Exercised	-	-	(46)	0.30	-	-
Forfeited	(2,598)	0.58	(2,584)	0.44	(4,456)	0.83

Outstanding, end of year	16,438	0.45	12,988	0.59	10,300	0.70

Exercisable, end of year	10,241	$0.58	9,796	$0.68	6,714	$0.79

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

7.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2008:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price
	(In thousands)			(In thousands)

$0.18 - $0.24	5,231	9.41	$0.21	925	$0.20
$0.25 - $0.49	6,853	7.23	0.29	5,007	0.30
$0.50 - $0.99	2,809	5.52	0.74	2,763	0.74
$1.00 - $2.50	1,545	4.43	1.43	1,546	1.43

	16,438	8.42	0.45	10,241	0.58

For the year ended May 31, 2008, stock-based compensation expense of $719 thousand (2007 - $503 thousand; 2006 - $1.2 million) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

During the year ended May 31, 2008, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and to the Company's former President and Chief Executive Officer.  These transactions result in modification of the terms of the original awards, and the incremental compensation expense relating to the modified options amounted to approximately $83 thousand that is included in the stock-based compensation expense for the year ended May 31, 2008.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

7.	Stock-based compensation (continued):

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

For the year ended May 31, 2008, stock option expense of $719 thousand (2007 - $503 thousand; 2006 - $1.2 million) comprised $171 thousand (2007 - $216 thousand; 2006 - $300 thousand) related to research and development and $548 thousand (2007 - $287 thousand; 2006 - $900 thousand) related to general and administrative.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2008	2007	2006

Risk-free interest rate	3.75% - 4.70%	4.50%	2.25% - 4.00%
Expected volatility	77% - 80%	75% - 80%	70% - 81%
Expected life of options	5 years	5 years	2.5 - 5 years
Weighted average fair value of options granted or modified during the year	$0.14	$0.20	$0.33

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

8.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

	2008	2007

Non-capital loss carryforwards	$1,571	$24,459
Capital loss carryforwards	218	-
Research and development expenditures	3,275	20,156
Book over tax depreciation	631	1,904
Intangible asset	3,386	-
Other	-	309

Future tax assets	9,081	46,828

Valuation allowance	(9,081)	(46,828)
	$-	$-

Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement (note 1).  Those tax attributes remaining with Old Lorus are no longer available to the Company.

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

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

8.	Income taxes (continued):

The Company has undeducted research and development expenditures, totalling $14.1 million for federal purposes and $8.2 million for provincial purposes, and these can be carried forward indefinitely.  In addition, the Company has non-capital loss and capital loss carryforwards of $5.4 million and $1.5 million, respectively, for federal purposes and $5.5 million and $1.5 million, respectively, for provincial purposes.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2009	$741
2010	141
2015	10
2026	11
2027	4
2028	4,466

$5,373

Income tax rate reconciliation:

	2008	2007	2006

Recovery of income taxes based on statutory rate of 35%	$(2,217)	$(3,481)	$(6,469)
Expiry of losses	127	1,311	1,252
Change in valuation allowance subsequent to the Arrangement	2,048	(3,168)	3,861
Non deductible accretion, stock-based compensation and capital gains	(1,880)	519	721
Change in enacted tax rates	1,585	4,437	-
Other	337	382	635

	$-	$-	$-

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

9.	Research and development programs:

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a)	Antisense:

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  LOR-2040 (formerly GTI-2040) is the Company's lead antisense drug, and has shown preclinical anticancer activity across a broad range of cancers and is currently in various Phase I/II trials in several solid tumor types, which are sponsored by the U.S. National Cancer Institute. Lorus has selected Acute Myeloid Leukemia ("AML") as a lead cancer indication for clinical development of LOR-2040.  LOR-2040 is currently in a Company-sponsored advanced Phase II clinical trial in combination with high dose Ara-C as salvage therapy in refractory and relapsed AML patients under 60 years of age.

(b)	Small molecules:

The Company is utilizing its small molecule drug screening technologies and preclinical scientific expertise to identify several groups of novel small molecules that show strong anticancer activity and a high therapeutic index due to low toxicity.  The Company's proprietary group of novel small molecule compounds, which include lead compounds LOR-253 and LOR-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.

(c)	Immunotherapy:

This clinical approach stimulates the body's natural defences against cancer.  The Company's lead immunotherapeutic drug, Virulizin, completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005, but overall survival data did not reach statistical significance.   In April 2008, the Company announced the signing of an exclusive multinational license agreement with Zor Pharmaceuticals, LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc, a research-driven biopharmaceutical group, to further develop and commercialize Virulizin for human therapeutic applications.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

9.	Research and development programs (continued):

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Antisense:
Expensed	$3,200	$1,676	$2,550	$34,685
Acquired	-	-	-	11,000
Small molecules:
Expensed	2,743	1,621	1,485	10,071
Acquired	-	-	-	1,228
Immunotherapy:
Expensed	144	87	6,202	75,190
Acquired	-	-	-	-

Total expensed	$6,087	$3,384	$10,237	$119,946

Total acquired	$-	$-	$-	$12,228

Amortization of the acquired patents and licenses is included in the 'Expensed' line of the table.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

10.	Supplemental cash flow and other information:

Cash and cash equivalents consist of:

	2008	2007

Cash	$143	$495
Term deposits and guaranteed investment certificates	2,509	910

	$2,652	$1,405

Change in non-cash operating working capital is summarized as follows:

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Prepaid expenses and other assets	$(386)	$180	$611	$(145)
Accounts payable	(181)	549	(514)	(321)
Accrued liabilities	(227)	(1,039)	(559)	954

	$(794)	$(310)	$(462)	$488

During the year ended May 31, 2008, the Company received interest of $519 thousand (2007 -$412 thousand; 2006 - $627 thousand).

Supplementary disclosure relating to non-cash financing activities consists of $252 thousand related to the liability to repurchase warrants.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

11.	Convertible debentures:

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures").  The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005.  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest would be payable in cash or common shares at the option of the debenture holder.  Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2008, the Company issued 5,383,000 (2007 - 3,726,000; 2006 - 2,153,000) shares in settlement of approximately $1.0 million (2007 - $1.0 million; 2006 - $882 thousand) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14, 2005 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debenture holder from escrow 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.  In May 2007, the 3,000,000 common share purchase warrants were repurchased in connection with the Arrangement (note 6(g)).

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

11.	Convertible debentures (continued):

Prior to the adoption of Section 3855, deferred financing costs were amortized over the five-year life of the Agreement.  For the year ended May 31, 2007, the Company has recognized $110 thousand (2006 - $87 thousand) in amortization expense.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Deferred financing costs are recognized in the consolidated statements of operations as accretion expense.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2008, the Company has recognized $1.2 million (2007 - $935 thousand; 2006 - $790 thousand) in accretion expense.

The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.  Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at May 31, 2008, the term of the debt remains unchanged.

12.	Contingencies, commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $143 thousand in 2009, $148 thousand in 2010 and $129 thousand in 2011.

During the year ended May 31, 2008, operating lease expenses were $140 thousand (2007 - $139 thousand; 2006 - $130 thousand).

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

12.	Contingencies, commitments and guarantees (continued):

(b)	Other contractual commitments:

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

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

12.	Contingencies, commitments and guarantees (continued):

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

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.  The fair value of this indemnification is not determinable.

(d)	Indemnification on Arrangement:

Under the Arrangement (note 1), the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

12.	Contingencies, commitments and guarantees (continued):

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

The Company has recorded a deferred gain of $600 thousand, which it believes is sufficient to address any possible claims related to escrow amounts and its estimate of the fair value of the obligation of $150 thousand for the indemnifications provided.  There have been no claims under this indemnification to date.

(e)	Regulatory matter:

The Company received notice from the American Stock Exchange ("AMEX") dated February 13, 2008, indicating that the Company needed to comply with the $6 million stockholder's equity threshold required for continued listing under AMEX Company Guide Sec. 1003(a)(iii).  This notification was triggered by the decline of Lorus' market capitalization to less than $50 million, which previously exempted Lorus from meeting the minimum stockholder's equity requirement.  AMEX has renewed and accepted the Company's plan to comply with the stockholder's equity requirements within an eighteen-month period ending August 13, 2009.  Should the Company not be able to execute the plan and comply with the AMEX requirements within the prescribed period, the Company will be subject to de-listing.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

13.	Financial instruments:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

(a)	Cash and cash equivalents, short-term marketable securities, other assets, amount held in escrow, accounts payable and accrued liabilities:

Due to the short period to maturity of the financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

(b)	Long-term marketable securities and other investments:

The carrying values by virtue of the nature of the investments, primarily interest-bearing instruments, approximate their quoted market values.

(c)	Convertible debentures:

The fair value of the convertible debentures at May 31, 2008 is $13.9 million (2007 - $13.6 million).

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments.  The Company mitigates this risk by investing in high grade fixed income securities.

The Company is exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

14.	License agreement:

Effective April 8, 2008, the Company entered into a non-exclusive multinational license agreement with ZOR Pharmaceutical LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc. to further develop and commercialize Virulizin for human therapeutic applications.

Under the terms of the agreement, the Company will receive an upfront licensing fee of $100 thousand, and may receive certain milestone payments totalling approximately U.S. $10 million based on progress through financing and clinical development, and royalties on net sales that vary from 10-20% depending on the level of sales of Virulizin achieved in those territories covered by the license and subject to certain other adjustments.  ZOR will assume all future costs for the development of the licensed technology.

The Company has also entered into a service agreement with ZOR to assist in the transfer of knowledge.  Under this agreement, the Company has agreed to provide ZOR with 300 hours of consulting service during a period of 18 months.

In addition, Lorus acquired a 25% equity interest in ZOR in exchange for a capital contribution of $2,500.  This investment has been accounted for as an equity investment.  Lorus' equity will not be subject to dilution on the first U.S. $5 million of equity financing in ZOR.  Thereafter, Lorus has, at its option, a right to participate in any additional financings to maintain its ownership level.

15.	Related party transaction:

During the year ended May 31, 2008, the Company expensed consulting fees of $31 thousand to a director of the Company (2007 - nil; 2006 - nil) of which $30 thousand remained payable at May 31, 2008 (2007 - nil; 2006 - nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.	Comparative figures:

Certain 2007 and 2006 figures have been reclassified to conform with the financial statement presentation adopted in 2008.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

17.	Subsequent events:

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four (4) rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  Rights expired on August 7, 2008.

The Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million.  The Company expects to use the net proceeds from the offering to fund research and development activities and for general working capital purposes.

Supplementary Information
(In Canadian dollars)

LORUS THERAPEUTICS INC.

Years ended May 31, 2008, 2007 and 2006

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of Lorus Therapeutics Inc.

Under date of August 28, 2008, we reported on the consolidated balance sheets of Lorus Therapeutics Inc. (the "Company") as at May 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended May 31, 2008 and period from inception on September 5, 1986 to May 31, 2008, included in the Annual Report on Form 20-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplementary information entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles" as included in Form 20-F in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  This supplementary information is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplementary information based on our audits.

In our opinion, such supplementary information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at May 31, 2008 and 2007 and for each of the years in the three-year period ended May 31, 2008.

/s/ "KPMG LLP"
Chartered Accountants, Licensed Public Accountants

Toronto, Canada

November 26, 2008

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

The consolidated financial statements as at May 31, 2008 and 2007 and for each of the years in the three-year period ended May 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and comprehensive income and consolidated balance sheets.

(a)	Consolidated statements of operations and comprehensive income:

	2008	2007	2006

Loss for the year per Canadian GAAP	$(6,334)	$(9,638)	$(17,909)

Accretion of convertible debentures (i)	902	741	480
Amortization of debt issue costs (i)	(40)	(59)	(108)
Stock-based compensation expense (ii)	(47)	(194)	1,149
Short-term investments (iii)	(7)	-	-

Loss for the year per U.S. GAAP	$(5,526)	$(9,150)	$(16,388)

Other comprehensive loss (iii)	$(20)	$-	$-
Loss for the year and comprehensive loss per U.S. GAAP	$(5,546)	$(9,150)	$(16,388)

Basic and diluted loss per share per U.S. GAAP	$(0.03)	$(0.05)	$(0.09)

      Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share are the same as under Canadian GAAP.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

(b)	Consolidated balance sheets:

		Adjustments
2008	Canadian GAAP	Convertible debentures	Stock options	Other	U.S. GAAP
		(i)	(ii)	(iii)

Deferred financing charges	$-	$304	$-	$-	$304
Secured convertible debentures	(12,742)	(1,855)	-	-	(14,597)
Equity portion of secured convertible debentures	(3,814)	3,814	-	-	-
Stock options	(4,961)	-	4,961	-	-
Contributed surplus/additional paid-in capital	(9,181)	(57)	198	-	(9,040)
Accumulated other comprehensive loss	-	-	-	20	20
Deficit	180,551	(2,206)	(5,159)	(20)	173,166

		Adjustments
2007	Canadian GAAP	Convertible debentures	Stock options	U.S. GAAP
		(i)	(ii)
Deferred financing charges	$371	$104	$-	$475
Secured convertible debentures	(11,937)	(2,518)	-	(14,455)
Equity portion of secured convertible debentures	(3,814)	3,814	-	-
Stock options	(4,898)	-	4,898	-
Contributed surplus/additional paid-in capital	(8,525)	(57)	309	(8,273)
Deficit	174,190	(1,343)	(5,207)	167,640

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

(i)	Convertible debentures:

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity (deficiency).  Under U.S. GAAP, the embedded conversion option is not subject to bifurcation in accordance with Emerging Issues Task Force Abstract No. 00-19 ("EITF 00-19") since, as a conventional convertible debt, the holder of the debentures may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.  Accordingly, the conversion option is included in the carrying amount of the secured convertible debentures, presented as a long-term liability.  In accordance with U.S. GAAP, EITF 00-19 and Accounting Principles Board ("APB") Opinion No. 14, the warrants issued in connection with the convertible debentures financing were recorded as additional paid-in capital ("APIC") and a reduction to the proceeds from the issuance of convertible debentures.  The warrants have been presented as a separate component of shareholders' equity (deficiency) for Canadian GAAP purposes.  Under U.S. GAAP, the Company allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant portions based on their relative fair values.  The fair value of the warrants was determined based on an option pricing model.  The resulting allocation based on relative fair values resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the warrants.  The financing costs totalling $1.1 million related to the issuance of the convertible debentures were allocated on a pro rata basis to deferred financing charges of $964 thousand and to the warrants of $97 thousand.  This allocation resulted in the net amount allocated to the warrants of $1.0 million.

Under Canadian GAAP, prior to the adoption of Section 3855, deferred financing costs were amortized over the five-year life of the debentures.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Deferred financing costs are recognized in the consolidated statements of operations and comprehensive income as accretion expense.

In May 2007, the Company entered into an agreement with the holder of the Lorus $15.0 million secured convertible debenture to repurchase its outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand in connection with the reorganization.  The difference between the repurchase liability and the carrying amount of the warrants has been recorded as APIC.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  To date, the Company has recognized $698 thousand in accretion expense.  This accretion expense has increased the carrying value of the convertible debentures from $13.9 million to $14.6 million at May 31, 2008.

(ii)	Stock-based compensation:

Under Canadian GAAP, effective June 1, 2004, the Company adopted the fair value-based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of The Canadian Institute of Chartered Accountants' Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  As a result, the opening balances of deficit and stock options were increased by $2.8 million at June 1, 2004.

Under U.S. GAAP, on June 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires companies to recognize in the statement of operations and comprehensive income all share-based payments to employees, including grants of employee stock options, based on their fair values.  The statement eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees.

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

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest.  Stock-based compensation expense recognized in the consolidated statement of operations and comprehensive income during fiscal 2007 included compensation expense for stock-based payment awarded prior to, but not yet vested as of June 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosures  ("SFAS 148"), and compensation expense for the stock-based payment awards granted subsequent to May 31, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R).  As stock-based compensation expense recognized in statement of operations and comprehensive income for fiscal 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.  SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The Company recorded stock-based compensation of $766 thousand for the year ended May 31, 2008 (2007 - $697  thousand).   The Company used the Black-Scholes valuation model to determine the fair value of options granted in fiscal 2007 and valuation assumptions are consistent with those used under Canadian GAAP.  There was no material cumulative effect adjustment to APIC relating to estimating forfeitures on recognized stock-based compensation cost in periods prior to the adoption of SFAS 123(R).

During the year ended May 31, 2008, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and to the Company's former President and Chief Executive Officer.  These transactions result in modification of the terms of the original awards, and under both Canadian GAAP and SFAS 123(R), the incremental compensation expense relating to the modified options amounted to approximately $83 thousand that is included in the stock-based compensation expense for the year ended May 31, 2008.

As at May 31, 2008, the aggregate intrinsic values for options outstanding and options exercisable are nil as the common stock price as of May 31, 2008 was lower than the exercise prices of the stock options.

Total unrecognized compensation cost relating to unvested stock options at May 31, 2008, prior to the consideration of expected forfeitures, is approximately $418 thousand and is expected to be recognized over a weighted average period of 1.6 years.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

The total intrinsic value of options exercised during the years ended May 31, 2008 and 2007 was nil and $2 thousand, respectively.

Had the Company adopted the fair value-based method for accounting for stock-based compensation in all prior periods presented, the pro-forma impact on loss for the year and loss per share would be as follows:

2006

Loss for the year to common shareholders - U.S. GAAP	$(16,388)
Compensation expense under fair value-based method	(1,149)

Pro forma loss for the year - U.S. GAAP	$(17,537)

Pro forma basic and diluted loss per share - U.S. GAAP	$(0.10)

During fiscal 2006, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of the 1,145,000 stock options and the forfeiture of 1,145,000 stock options.  Under Canadian GAAP, the accounting treatment of these options requires that any incremental value resulting from the amendment be determined and recognized over the remaining vesting period.  Under U.S. GAAP, prior to the adoption of SFAS 123(R), the amended options were treated as a variable award and were revalued, using the intrinsic value method of accounting at the end of each reporting period until the date the options were exercised, forfeited or expired unexercised.  In fiscal 2006, the Company recorded stock-based compensation of $36 thousand under U.S. GAAP related to these amended stock options.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

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

There are no measurement differences between Canadian GAAP and U.S. GAAP for these awards in fiscal 2008 or 2007.

(iii)	Change in accounting policy under Canadian GAAP:

Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' Handbook Section 3855, Financial Instruments - Recognition and Measurement, retroactively without restatement of prior periods.  This section provides standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.

As part of the adoption of the new standards on June 1, 2007, the Company designated certain short-term investments consisting of corporate instruments as "held-for-trading".  This change in accounting policy under Canadian GAAP resulted in a decrease in the carrying amount of these investments amounting to $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statement of operations and comprehensive income for the year ended May 31, 2008 of $7 thousand.

Under U.S. GAAP, the Company previously accounted for these investments as "held-to-maturity" in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115").  Because the Company did not have the ability or intent to hold these investments until their stated maturity date, the Company made a reassessment of the appropriateness of the previous classification and reallocated these investments as "available-for-sale" as of May 31, 2008, in accordance with SFAS 115.  Consequently, an unrealized holding loss in the amount of $20 thousand was recorded in other comprehensive income.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

(c)	Consolidated statements of cash flows:

There are no differences between Canadian and U.S. GAAP that impact the consolidated statements of cash flows.

(d)	Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The impact would be higher research and development expense and an income tax recovery of $200 thousand for the year ended May 31, 2008 (2007 - $212 thousand; 2006 - $205 thousand) with no net impact to loss for the year or loss per share.

(e)	Effects of prior year misstatements:

In September 2006, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which addresses staff's views on how uncorrected errors in previous years should be considered when quantifying errors in current year financial statements.  SAB 108 requires SEC registrants to consider the effect of all carryover and reversing effects of prior year misstatements when quantifying errors in current year financial statements.  SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors.  The adoption of SAB 108, using the dual method approach for quantifying errors in financial statements effective June 1, 2006 did not have an impact on the Company's reconciliation to U.S. GAAP for the years ended May 31, 2008, 2007 and 2006.

(f)	Adoption of new accounting pronouncement:

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which is an interpretation of SFAS No. 109, Accounting for Income Taxes.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

The Company adopted the provisions of FIN 48 on June 1, 2007.  The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions.  The Company continues to fully recognize its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.  The Company does not expect any significant changes in its unrecognized tax benefits for the next 12 months.

The Company and its Canadian subsidiaries each file a Canadian federal and provincial income tax returns.  The Company remains open to tax examinations by the Canadian federal and provincial tax authorities for years ended after the 1997 and 1996 taxation years, respectively.

The Company's newly incorporated U.S. subsidiary files U.S. federal and state income tax returns.  The U.S. subsidiary is subject to federal and state income tax examinations by U.S. tax authorities for years effective May 31, 2008.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the year ended May 31, 2008, there was no such interest or penalties.

(g)	New accounting pronouncements not yet adopted:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically June 1, 2008 for the Company.  In February 2008, FASB issued a staff position, FAS 157-2, which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

In February 2007, the FASB issued Statement No. 159, The Fair Value Options for Financial Assets and Financial Liabilities ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically June 1, 2008 for the Company.  Early adoption is permitted subject to certain conditions; however an early adopter must also adopt SFAS 157 at the same time.  The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement No. 141R, Business Combinations ("SFAS 141R"), which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically June 1, 2009 for the Company.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements ("SFAS 160"), which will requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  SFAS 160 is effective for annual periods beginning on or after December 15, 2008, specifically June 1, 2009 for the Company.  Earlier application is prohibited.  SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160.  The Company does not expect the adoption of SFAS 160 to have an impact on its consolidated financial statements.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements ("EITF 07-1"), which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements.  EITF 07-1 is effective for the first annual or interim reporting period beginning after December 15, 2008, and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date.

The Company will adopt the provisions of EITF 07-1 effective June 1, 2009.  The Company is currently evaluating the impact, if any, that the adoption of EITF 07-1 will have on its consolidated results of operations and financial position.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"), which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Mainly, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, specifically June 1, 2009 for the Company.  SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not expect the adoption of SFAS 161 to have an impact on its consolidated financial position, financial performance or cash flows.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). SFAS 162 identifies the sources of generally accepted accounting principles and provides a framework, or hierarchy, for selecting the principles to be used in preparing U.S. GAAP financial statements for non-governmental entities.  SFAS 162 makes the GAAP hierarchy explicitly and directly applicable to preparers of financial statements, a step that recognizes preparers' responsibilities for selecting the accounting principles for their financial statements.  SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board (United States) related amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of SFAS 162 to have an impact on its consolidated financial position, financial performance or cash flows.

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

(h)	Consolidated statement of shareholders' equity (deficiency) for the period from June 1, 1998 to May 31, 2007:

	Number of shares	Amount	Contributed surplus/APIC	Deficit	Accumulated other comprehensive loss	Total

Balance, May 31, 1998	36,785	$37,180	$667	$(32,946)	$-	$4,901
Exercise of special warrants	5,333	1,004	(1,217)	-	-	(213)
Exercise of stock options	46	48	-	-	-	48
Issue of warrants	-	-	1,217	-	-	1,217
Issue of special warrants	-	-	213	-	-	213
Other issuances	583	379	-	-	-	379
Deficit	-	-	-	(4,623)	-	(4,623)

Balance, May 31, 1999	42,747	38,611	880	(37,569)	-	1,922
Exercise of warrants	12,591	7,546	(534)	-	-	7,012
Issuance of special and purchase warrants	-	-	8,853	-	-	8,853
Issuance of public offering	15,333	41,952	659	-	-	42,611
Issued of acquisition	36,050	14,000	-	-	-	14,000
Exercise of units	893	1,821	(321)	-	-	1,500
Issuance under alternate compensation plan	18	15	-	-	-	15
Exercise of special warrants	30,303	8,438	(8,438)	-	-	-
Exercise of stock options	1,730	1,113	-	-	-	1,113
Stock-based compensation	-	869	-	-	-	869
Deficit	-	-	-	(8,599)	-	(8,599)

Balance, May 31, 2000	139,665	114,365	1,099	(46,168)	-	69,296
Exercise of warrants	168	93	(25)	-	-	68
Issuance under alternate compensation plan	28	49	-	-	-	49
Exercise of stock options	2,550	1,866	-	-	-	1,866
Stock-based compensation	-	351	-	-	-	351
Deficit	-	82	-	(15,213)	-	(15,131)

Balance, May 31, 2001	142,411	116,806	1,074	(61,381)	-	56,499
Exercise of compensation warrants	476	265	(71)	-	-	194
Exercise of stock options	1,525	1,194	-	-	-	1,194
Stock-based compensation	-	(100)	-	-	-	(100)
Deficit	-	-	-	(13,488)	-	(13,488)

LORUS THERAPEUTICS INC.

Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

	Number of shares	Amount	Contributed surplus/APIC	Deficit	Accumulated other comprehensive loss	Total

Balance, May 31, 2002	144,412	118,165	1,003	(74,869)	-	44,299
Exercise of stock options	873	715	-	-	-	715
Stock-based compensation	-	558	-	-	-	558
Deficit	-	-	-	(16,634)	-	(16,634)

Balance, May 31, 2003	145,285	119,438	1,003	(91,503)	-	28,938
Share issuance	26,220	24,121	4,325	-	-	28,446
Exercise of stock options	289	171	-	-	-	171
Stock-based compensation	-	(88)	-	-	-	(88)
Other issuances	-	28	-	-	-	28
Deficit	-	-	-	(30,301)	-	(30,301)

Balance, May 31, 2004	171,794	143,670	5,328	(121,804)	-	27,194
Interest payment	421	300	-	-	-	300
Exercise of stock options	276	112	-	-	-	112
Expiry of compensation options	-	-	1,405	-	-	1,405
Issuance under alternate compensation plan	50	37	-	-	-	37
Issuance of warrants	-	-	1,048	-	-	1,048
Deficit	-	-	-	(20,298)	-	(20,298)

Balance, May 31, 2005	172,541	144,119	7,781	(142,102)	-	9,798
Interest payment	2,153	882	-	-	-	882
Stock-based compensation	-	-	56	-	-	56
Deficit	-	-	-	(16,388)	-	(16,388)

Balance, May 31, 2006	174,694	145,001	7,837	(158,490)	-	(5,652)
Equity issuance	33,800	11,641	-	-	-	11,641
Interest payments	3,726	1,050	-	-	-	1,050
Exercise of stock options	46	22	(9)	-	-	13
Repurchase of warrants	-	-	(252)	-	-	(252)
Stock-based compensation	-	-	697	-	-	697
Deficit	-	-	-	(9,150)	-	(9,150)

Balance, May 31, 2007	212,266	157,714	8,273	(167,640)	-	(1,653)
Interest payments	5,383	1,029	-	-	-	1,029
Stock-based compensation	-	-	767	-	-	767
Other comprehensive loss	-	-	-	-	(20)	(20)
Deficit	-	-	-	(5,526)	-	(5,526)

Balance, May 31, 2008	217,649	$158,743	$9,040	$(173,166)	$(20)	$(5,403)