Form 20-F
period 2010-05-31
LORUS THERAPEUTICS INC
filed 2010-11-30
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended May 31, 2010.
Or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from ________ to ________.
Or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report ______________________.
Commission file number 001-32001

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

Common Shares, without par value at May 31, 2010: 9,933, 454

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

Yes  ☐   No  ☒

General

On July 10, 2007 (the ”Arrangement Date”), Lorus Therapeutics Inc. completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share  of Old Lorus was exchanged for one of our common shares and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to our corporation and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  In this Annual Report on Form 20-F, all references to “Lorus” the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and us after the Arrangement Date.  References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended May 31, 2010.

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

•	our expectations regarding future financings;
•	our plans to conduct clinical trials and pre-clinical programs;
•	the length of clinical trials;
•	the partnering potential of our products;
•	our business strategy;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

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

•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
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

The financial data as at May 31, 2010, 2009, 2008, 2007 and 2006 and for the years ended May 31, 2010, 2009, 2008, 2007 and 2006 have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP in the Supplementary Information included with the Financial Statements included in this Annual Report.

The following table presents a summary of our consolidated statement of operations derived from our audited financial statements for the years ended May 31, 2010, 2009, 2008, 2007 and 2006.

Consolidated statements of operations data

(In thousands, except per share data)

	Years Ended May 31,
	20101 2	20091 2	20081 2	20071 2	20061 2
In accordance with Canadian GAAP
Revenue	$131	$184	$43	$107	$26
Research and development (a)	$2,517	$3,757	$6,620	$3,505	$10,237
General and administrative (a)	$2,964	$2,958	$3,715	$3,727	$4,334
Net earnings (loss)	$5,331	$(8,860)	$(6,334)	$(9,638)	$(17,909)
Basic and diluted earnings (loss) per share	$0.57	$(1.08)	$(0.87)	$(1.41)	$(3.10)
Weighted average number of common shares outstanding	9,364	8,236	7,169	6,829	5,784

In accordance with U.S. GAAP2
Net earnings (loss)	$5,705	$(7,735)	$(5,526)	$(9,150)	$(16,388)
Basic and diluted loss per share	$0.61	$(0.94)	$(0.77)	$(1.41)	$(2.83)
(a)	Amounts in 2008 and 2007 have been reclassified to conform to the financial statement presentation adopted in 2009.

The following table presents a summary of our consolidated balance sheet as at May 31, 2010, 2009, 2008, 2007 and 2006.

Consolidated balance sheet data

(In Thousands)	As at May 31,
	2010 2	2009 2	20081 2	20071 2	20061 2
In accordance with Canadian GAAP
Cash and cash equivalents	$667	$5,374	$2,652	$1,405	$2,692
Marketable securities and other investments	$247	$490	$6,784	$10,993	$5,627
Total assets	$2,303	$7,527	$11,607	$15,475	$11,461
Total debt	$2,845	$15,878	$15,459	$14,714	$14,017
Total shareholders’ deficit	$(542)	$(8,351)	$(3,852)	$761	$(2,556)
Number of common shares outstanding	9,933	8,560	7,255	7,075	5,823
Dividends paid on common shares	-	-	-	-	-

In accordance with U.S. GAAP2
Total assets	$2,303	$7,592	$11,911	$15,579	$11,625
Total debt	$2,845	$16,322	$17,314	$17,232	$17,277
Total shareholders’ deficit	$(542)	$(8,729)	$(5,403)	$(1,653)	$(5,652)

Footnotes:
(1)
On July 10, 2007 , the Company completed a plan of arrangement and corporate reorganization with Old Lorus, 6707157 Canada Inc. and Pinnacle International Lands Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

(2)
At our annual and special meeting of shareholders held on November 30, 2009, our shareholders approved a special resolution permitting our board of directors, in its sole discretion, to file an amendment to our articles of incorporation to consolidate our issued and outstanding common shares. On May 12, 2010, our board approved the share consolidation on the basis of one post-consolidation common share for every 30 pre-consolidation common shares. The record date and effective date for the share consolidation was May 25, 2010. Our common shares began trading on the TSX on a post consolidation basis on May 31, 2010, and were quoted on the OTCBB on a post-consolidation basis beginning on June 1, 2010. The share consolidation resulted in an adjustment to the exercise price and number of common shares issuable upon exercise of outstanding stock options and warrants. In this annual report, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation unless noted otherwise.

Changes in accounting polices:

(a)           Goodwill and intangible assets:
Effective June 1, 2009, the Company adopted The Canadian Institute of Chartered Accountants’ Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs and establishes the standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this new standard did not have an impact on the Company’s consolidated financial statements.

(b)           Financial instruments:
Effective June 1, 2009, the Company adopted the amendments under Handbook Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The adoption of the new standard did not have a material impact on the consolidated financial statements.

(c)           Credit risk and fair value of financial assets and financial liabilities:
Effective January 1, 2009, the Company adopted Emerging Issue Committee Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. Emerging Issue Committee Abstract 173 requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of the new standard did not have a material impact on the consolidated financial statements.

(2)	The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

Fiscal 2006 to 2010

The following table reconciles the loss per Canadian GAAP to loss per U.S. GAAP for years ended May 31, 2006, 2007, 2008, 2009 and 2010:

(In Thousands, except per common share data)	Years ended May 31,
	2010	2009	2008	2007	2006
Net Earnings (loss) per Canadian GAAP	$5,331	$(8,860)	$(6,334)	$(9,638)	$(17,909)

Gain on repurchase of convertible debentures and transfer of assets (i)	328	-	-	-	-
Accretion of convertible debentures (i)	54	1,222	903	741	480
Amortization and write off of debt issue costs (i)	(4)	(48)	(40)	(59)	(108)
Stock compensation expense (ii)	4	(39)	(47)	(194)	1,149
Short-term investments (iii)	(8)	(10)	(7)	-	-
Earnings (Loss) per U.S. GAAP	5,705	(7,735)	(5,526)	(9,150)	(16,388)
Other comprehensive loss (iii)	8	10	(20)	-	-
Earnings (loss) and comprehensive loss per U.S. GAAP	5,713	(7,725)	(5,546)	(9,150)	(16,388)

Basic and diluted earnings (loss) per common share per U.S. GAAP	$0.61	$(0.94)	$(0.77)	$(1.41)	$(2.83)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

 (i) Convertible debentures
On June 22, 2009, the Company reached a settlement with the debenture holders with respect to the purchase and settlement of the convertible debentures.   Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation for consideration that included a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR.  As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million. The gain on repurchase of the debentures did not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  As the carrying value of the convertible debenture was different under U.S, GAAP, as explained below, the Company recognized an additional gain of $328 thousand on the repurchase of the convertible debentures and transfer of assets including the write-down of the deferred financing charges compared to under Canadian GAAP in the year ended May 31, 2010.

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

The primary reason for the difference between US GAAP and Canadian GAAP relating to fiscal years 2008, 2009 and 2010 is due to estimation of forfeitures in the determination of the stock-based compensation expense under US GAAP and accounting for forfeitures as they occur under Canadian GAAP.

(iii) Financial instruments
Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments - Recognition and Measurement, retroactively without restatement of prior periods. This section provides standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.

As part of the adoption of the new standards on June 1, 2007, the Company designated certain short term investments consisting of corporate instruments as “held-for-trading”.  This change in accounting policy for Canadian GAAP resulted in a decrease in the carrying amount of these investments amounting to $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2010 of $8 thousand (2009 - $10 thousand, 2008 - $7 thousand).

Under U.S. GAAP, the Company previously accounted for these investments as “held-to-maturity” in accordance with SFAS 115, now Accounting Standards (ASC) 320, Investments in Debt and Equity Securities. Because the Company did not have the ability or intent to hold these investments until their stated maturity date, the Company made a reassessment of the appropriateness of the previous classification and reallocated these investments as “available-for-sale” as of May 31, 2008, in accordance with SFAS 115. Consequently, an unrealized holding gain in the amount of $8 thousand for the year ended May 31, 2010 (2009 - $10 thousand gain, 2008 - loss of $20 thousand) was recorded in other comprehensive income.

We publish our consolidated financial statements in Canadian (“CDN”) dollars.  In this Annual report, except where otherwise indicated, all amounts are stated in CDN dollars.

The following table sets out the exchange rates of CDN$ for 1 US$ for the following periods as taken from the Bank of Canada website:

Period	Average Close	High	Low
October, 2010	1.0184	1.0319	1.0048
September, 2010	1.0336	1.0535	1.0256
August, 2010	1.0412	1.0665	1.0166
July, 2010	1.0429	1.0650	1.0283
June, 2010	1.0396	1.0646	1.0212
May, 2010	1.0391	1.0700	1.0106

Fiscal Year Ended May 31, 2010	1.0635	1.1676	0.9988
Fiscal Year Ended May 31, 2009	1.1567	1.2991	1.0012
Fiscal Year Ended May 31, 2008	1.0140	1.0750	0.9170
Fiscal Year Ended May 31, 2007	1.1366	1.1855	1.0696
Fiscal Year Ended May 31, 2006	1.1701	1.2460	1.0948

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

RISKS RELATED TO OUR BUSINESS

We might not be able to continue as a going concern.

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.

Mr. Abramson, a member of our Board of Directors, advanced three tranches of $500 thousand to the Company on each of August 11, September 13, and October 5, 2010 by way of six month 10% interest promissory notes.  On August 27, 2009 the company obtained a standby purchase commitment of $4.0 million from Mr. Abramson in connection with a rights offering to its existing shareholders.  The rights offering closed on November 9, 2010 with the Company raising total proceeds of $4.6 million before expenditures.  A total of 4.2 million units (each unit consisting of one common share and one common share purchase warrant exercisable at a price of $1.33 for 18 months) of the Company at a price of $1.11 per unit were issued in connection with the rights offering with 3.6 million being issued to Mr. Abramson in satisfaction of the $4.0 million standby purchase commitment.  From the proceeds the Company repaid the $1.5 million in outstanding promissory notes to Mr. Abramson.

Management believes that with the additional funds received in November 2010, it has sufficient funding to continue to execute its planned expenditures without interruption for the next six months without spending reductions.  The Company maintains a very low overhead burden which allows spending to be reduced or increased as the market allows, should the Corporation be unable to secure the additional funding to continue its planned operations over the next few months, the Corporation will implement a reduced spending strategy that may involve reduction of personnel and reduction of spending on earlier stage research programs.  The Corporation believes that this strategy will enable it to maintain its key research programs for the next 12 months.  The Company continues to pursue additional funding and partnership opportunities to execute its planned expenditures in the future.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

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

If we cannot obtain the necessary capital on acceptable terms, we will have to:

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

We have not been profitable since our inception in 1986. Under Canadian GAAP, we reported net (earnings) losses of ($5.3 million), $8.9 million and $6.3 million for the years ended May 31, 2010, 2009 and 2008, respectively and as of May 31, 2010, we had an accumulated deficit of $184.1 million.

To date we have only generated nominal revenues from the sale of Virulizin™ in Mexico and revenues associated with the license agreement with ZOR Pharmaceuticals, LLC.  We stopped selling Virulizin™ in Mexico in July 2005 and assigned the rights under the license agreement with ZOR Pharmaceuticals, LLC to The Erin Mills Investment Corporation as part of the consideration for our repurchase of secured convertible debentures in June 2009.  We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidate, LOR-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

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

We have indemnified our predecessor, Old Lorus, and its directors, officers and employees in respect of the Arrangement.

In connection with the reorganization that we undertook in fiscal 2008, we have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the effective time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the Arrangement;

(ii)
prior to, at or after the effective time of the Arrangement as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the effective time of the Arrangement and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

This indemnification could result in significant liability to us.

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively affect our share price.  In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

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

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  For example, results of our Phase III clinical trial of Virulizin™ did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

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

Patent protection:
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

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

Others may design around our patented technology. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trademark protection:
In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. For example, we have an application to register the Virulizin™ trademark with the United States Patent and Trademark Office. A third party may assert a claim that the Virulizin™ mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin™ mark or objections by the FDA could force us to select a new name for Virulizin™, which could cause us to incur additional expense.

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

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including LOR-2040 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

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

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-2040, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

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

The issuance of common shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our common shares. Sales by existing shareholders of a large number of our common shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to decline.

There is a limited market for our common shares in the United States.

Our common shares are quoted on the Over-the-Counter Bulletin Board market (“OTCBB”). There is no assurance that an active trading market will develop on the OTCBB. If a shareholder in the United States is unable to sell their common shares in the United States, they will be forced to sell their common shares over the Toronto Stock Exchange (“TSX”), which may expose the selling shareholder to currency exchange risk. In addition, because we are not listed on any United States stock exchange, resales of our common shares to United States persons under state securities or “blue sky” laws are likely to be limited to unsolicited transactions.

Our share price is volatile.

The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning patent or other proprietary rights of our company or our competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us, and the issuance of other additional securities in the future, could result in dilution in the value of our common shares and the voting power represented by the common shares. Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Canada. Most of our directors and officers, and all of the experts named in this prospectus and the documents incorporated by reference into this prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

We are likely a “passive foreign investment company” which will likely have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended May 31, 2010, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

On the Arrangement Date, Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc. (“New Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization each common share of Old Lorus was exchanged for one common share of New Lorus.   New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date. References in this Annual Report to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and New Lorus after the Arrangement Date.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.  Our corporate website is www.lorusthera.com.  The contents of the website are specifically not included in this annual report by reference.

Our common shares are listed on the TSX under the symbol “LOR”. Our shares are quoted on the OTCBB under the symbol  under the symbol “LRUSF”.

Lorus currently has one subsidiary, NuChem Pharmaceuticals Inc., a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital. Effective May 31, 2009, the Company wound up GeneSense Technologies Inc., a corporation incorporated under the laws of Canada, of which Lorus owned 100% of the issued and outstanding share capital into Lorus.  On June 22, 2009, the Company transferred its ownership in Pharma Immune Inc. to The Erin Mills Investment Corporation as part of the consideration provided on the repurchase of the convertible debentures.

Lorus Therapeutics Inc. is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to preparation for initiation of a Phase III clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our product candidates in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, have minimal side effects, and therefore improve a patient’s quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product candidate throughout the clinical trial process and consider partnership when appropriate.

Over the past three years, we have focused on advancing our product candidates through pre-clinical and clinical testing. It costs millions of dollars and takes many years before a product candidate may be approved for therapeutic use in humans and the risk exists that a product candidate may not meet the end points of any Phase I, Phase II or Phase III clinical trial. See “Risk Factors”.

RNA-Targeted Therapies

Lorus’ RNA-targeted therapeutics include LOR-2040, which has recently completed an advanced Phase II clinical trial, and LOR-1284, which is in the pre-clinical stage of development. See “-- Clinical Development” and “Business of the Company - DNA/RNA-based Therapeutics”.

Small Molecule

We have small molecule drug screening technologies and preclinical scientific expertise, which we are using to create a drug candidate pipeline. Our proprietary group of small molecule compounds, which include the lead compound LOR-253, have unique structures and modes of action, and are promising candidates for the development of novel, targeted anticancer agents with high safety profiles.  See “-- Clinical Development” and “Business of the Company - Small Molecule Therapies”.

Immunotherapy

In June 2009, as part of the consideration for the repurchase of the secured convertible debentures from The Erin Mills Investment Corporation, Lorus’ assigned to The Erin Mills Investment Corporation its rights under the license agreement with ZOR Pharmaceuticals, LLC, and sold to The Erin Mills Investment Corporation its intellectual property rights associated with Virulizin®. See “-- Business of the Company - Immunotherapy” and “The Company - Secured Convertible Debentures” for more details. Lorus also has a drug candidate Interleukin-17E which is a protein-based therapeutic that Lorus is developing as an immunotherapy for cancer treatment.  See “-- Clinical Development”, “Business of the Company - Immunotherapy” and “The Company - Secured Convertible Debentures” for more details.

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

LORUS' Clinical Drug Candidates

Drug	Indication	Target	Preclinical	Phase I	Phase II	Phase III
Virulizin®	Pancreatic	Immune-modulation	In partnership with ZOR Pharma			
LOR-2040	AML	RNR R2				
LOR-253	Solid Tumors	MTF-1				

LORUS' Preclinical Drug Candidates

Drug Candidate	Technology	Target	Discovery	Lead Iden.	Preclinical
LOR-220	Small Molecule	Bacterial Ser/Thr Kinase		Antimicrobial Program	
LOR-264	Small Molecule	MTF-1			
LOR-500	Small Molecule	Multi-Kinases			
LOR-1284	siRNA	RNR R2			
IL-17E	Cytokine	Immune-modulation

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

Lorus has product candidates in three classes of anticancer therapies: (i) RNA-targeted therapies; (ii) small molecule therapies; and (iii) immunotherapeutics. Lorus  has certain commercial rights in Virulizin™ as described in “Immunotherapy”.

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

LOR-2040

Our lead antisense drug candidate is LOR-2040, which targets the R2 component of RNR and has exhibited antitumor properties against over a dozen different human cancers in standard mouse models, including chemotherapy resistant tumors. We have completed a Phase I/II clinical trial of LOR-2040 for advanced or metastatic renal cell carcinoma.  We are also conducting or have completed multiple Phase I/II clinical trial programs in cooperation with the U.S. National Cancer Institute (“NCI”), for the study of LOR-2040 for the treatment of Acute Myeloid Leukemia (“AML”), breast cancer, lung cancer, colon cancer, prostate cancer, a series of solid tumors and myelodysplastic syndrome and acute leukemia.

In June 2009, we announced the publication of an article entitled, “A LC-MS/MS Method for the Analysis of Intracellular Nucleoside Triphosphate Levels” in the peer-reviewed journal Pharmaceutical Research. In the article investigators at the Ohio State University presented data showing the pharmacological activity of LOR-2040 in five leukemia cell lines and in bone marrow samples of a patient with AML treated with LOR-2040 in a Phase II clinical trial. The tumor cells examined with the novel analytical method showed a significant decrease in intracellular deoxynucleoside triphosphate levels required for DNA synthesis, confirming the target inhibition effect of LOR-2040.

In November 2009, we announced that a Phase II clinical trial in refractory and relapsed AML with LOR- 2040 in combination with cytarabine had been successfully completed to the end-of-stage assessment time point, with favorable results. The Steering Committee review required at this stage determined that the Phase II efficacy and safety results fulfilled the protocol criteria for continued patient enrolment and were consistent with the promising Phase Ib clinical findings in relapsed and refractory AML. It was further agreed that based on the strength of the Phase Ib and II clinical data in a total of 48 patients treated in this indication, expansion to a definitive comparative trial was the most appropriate next step to support registration. On this basis we are proceeding with protocol development for the expanded development program. It is notable that the current preliminary evaluation found the response rate to be twice that expected from a risk-matched historical control, and that this is consistent with a further similar analysis of the findings from the prior Phase Ib clinical study.

In June 2010, we announced the presentation of Phase II clinical trial data for LOR-2040 in combination with high dose cytarabine in the treatment of AML. The presentation assessed the safety and efficacy data from the recently completed Phase II clinical trial. This Phase II study was conducted at six major U.S. cancer centers under the overall direction of Principal Investigator Dr. Klisovic at the Arthur G. James Cancer Hospital, Ohio State University. The investigators concluded that the favorable safety and efficacy demonstrated in the Phase II clinical study, and in the prior Phase Ib clinical trial in similar high risk AML patients, merits further development of LOR-2040 in combination with HiDAC in a larger randomized clinical trial.

LOR-1284

In 2003, Lorus began development of an anticancer therapeutic based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead compounds and preliminary in vitro and in vivo characterization of these compounds has yielded promising results.  LOR-1284 (formerly siRNA-1284), the lead compound identified from the screening study, specifically targets R2 expression. In in vitro studies, down-regulation of R2 expression by LOR-1284 resulted in decreased   tumor cell growth (proliferation) with a concomitant block in cell cycle progression. Furthermore, LOR-1284 demonstrates anti-tumor activity against human kidney, skin and colon cancers in mouse experimental models of tumor growth. We feel that the results of these studies warrant further development of LOR-1284 as well as expansion of siRNA research to other cancer targets. Although in published reports LOR-1284 has shown significant in vivo anti-tumor activity on its own, we are collaborating with investigators at Ohio State University to develop a novel nanotechnology formulation based on LOR-1284 to enhance uptake of the drug in tissues and to provide a selective affinity for specific tumors. Research is continuing to optimize delivery of siRNA in vivo, and is expected to be the key to the future therapeutic promise of siRNA therapeutics to effectively target specific genes associated with cancer.

Clinical Development

NCI Sponsored Trials

Program in Solid Tumors and Other Indications

Following completion by Lorus in the prior period of a Phase I dose escalation trial in solid tumors and a Phase I/II trial of LOR-2040 in combination with capecitabine in renal cell carcinoma, much of the clinical development for LOR-2040 was performed in conjunction with the NCI, which paid for the cost of the sponsored clinical trials. See “-- Agreements - Collaboration Agreements - National Cancer Institute”. To date we have completed six clinical trials with the NCI for LOR-2040 in patients with AML, metastatic breast cancer, non-small cell lung cancer, solid tumors, unresectable colon cancer, hormone refractory prostate cancer and have one study ongoing in MDS and acute leukemia. These indications were selected based on the most promising results from our preclinical studies. Upon evaluation of the final clinical data emerging from the completed NCI clinical trials, Lorus will analyze and make decisions regarding the strategic direction of our antisense portfolio. We do not believe that the data obtained from these trials will be material nor impact our current development plan of focusing on LOR-2040 in AML. Lorus continues to search for partnerships for the future development of LOR-2040.

High Grade Myelodysplastic Syndrome and acute leukemia

Lorus announced in June 2006 a plan for a new clinical investigation of LOR-2040 as a single-agent in patients with high grade myelodysplastic syndrome and acute leukemia as an additional NCI-sponsored initiative. This trial was initiated in mid 2007. This clinical study is designed to evaluate the safety and activity of LOR-2040 as a single agent for acute leukemia and MDS using a novel treatment schedule. The effect on leukemic blasts and blood count recovery will be assessed as part of a detailed investigation of the pharmacodynamic and pharmacokinetic effects, dose-response relationships and tolerability of LOR-2040 during multiple courses of treatment. This clinical trial is now ongoing but fully enrolled and pending analysis and final reporting.

Other Research Initiatives

In May 2009, Lorus announced the extension of a cooperative research agreement with the NCI for preclinical evaluation of LOR-2040 and other Lorus RNA-targeted drugs as part of a novel combination therapeutic strategy to target the renal tumor and not the normal regenerating kidney.

Acute Myeloid Leukemia: NCI Sponsored Trial Program

In July 2003, we announced the FDA’s approval of the NCI-sponsored Investigational New Drug application for a clinical trial of LOR-2040 in combination with cytarabine, in patients with refractory or relapsed AML. Cytarabine is the current established drug for treating AML patients.  The study is part of a Phase II clinical program to be conducted under the sponsorship of the Cancer Treatment Evaluation Program of the NCI pursuant to a clinical trial agreement between Lorus and the NCI.

In August 2007, we announced the completion of this study. This clinical trial demonstrated safety and appropriate dosing of the combination regimen and showed promising clinical responses in patients under 60 years of age.  Moreover, the clinical responses correlated with downregulation of R2, the cellular target of LOR-2040, and were further supported by demonstration of intracellular LOR-2040 in circulating and bone marrow leukemic cells. In July 2008, we announced publication of the final results of this clinical trial by the investigators in the journal Clinical Cancer Research 14(12) 2008. The results demonstrated safety and appropriate dosing of the combination regimen. Notably, promising clinical responses in patients under 60 years of age were obtained which included complete responses in 35% of the 23 patients and significant cytoreduction of the leukemic blasts in two others. Moreover, the clinical responses correlated with down regulation of R2, the cellular target of LOR-2040 in circulating and bone marrow leukemic cells. Additionally, outcomes of complete response were associated with high pre-treatment levels of R2, suggesting that pre-treatment R2 may be a predictor of response and a possible basis for treatment stratification to this LOR-2040 and cytarabine combination.  This proof of concept study provided the basis for proceeding to the current larger Phase II study in with the same regimen in patients less than 60 years of age with refractory and relapsed AML.

Additional research in this program has continued to add scientific support for action of LOR-2040 in AML. In September 2008, Lorus announced a further publication by the investigators presenting results on the metabolism of LOR-2040 in these AML patients along with supporting experiments. This identified factors including activity of liver microsomes that together predicted the circulating drug levels and clearance rates. The investigators also performed additional studies to further elucidate the intracellular activity of LOR-2040 in AML which were announced by Lorus in April 2009 following the presentation to the American Association for Cancer Research, and in June 2009 following their final publication of this data in Pharmaceutical Research 26(6) 2009. A novel analytical method was used to monitor the intracellular activity of LOR-2040 in both preclinical models and in a patient’s samples and confirm an important mechanism of action of the drug to reduce the dNTP molecules in tumor cells that are required for DNA synthesis.

Acute Myeloid Leukemia: Lorus Sponsored Trial Program

In August 2007, we announced an expansion of the LOR-2040 development program in the AML indication with initiation of a more advanced Phase II clinical trial with LOR-2040 and high dose Ara-C (“HiDAC”) in refractory and relapsed AML. The decision to advance clinical development of LOR-2040 into Phase II was based on the encouraging results from our completed proof of concept NCI-sponsored study of LOR-2040 in combination with HiDAC in patients with refractory and relapsed AML. This Phase II study included both an efficacy study and a novel additional study to measure intracellular target activities and pharmacological synergies between the two agents. In the first stage of the 60 patient trial, the pharmacologic and target related activity of LOR-2040 and HiDAC was evaluated in two groups, to determine the contribution of each agent alone and in combination. The second stage of the trial was to provide efficacy evaluation in a larger patient population.

On November 30, 2009, we announced successful completion of the Phase II end of stage assessment of LOR-2040 in combination with high dose Ara-C (HiDAC) as salvage therapy in refractory/relapsed AML patients of 60 years of age or younger with favorable results. The Steering Committee review required at this stage determined that the Phase II efficacy and safety results fulfilled the protocol criteria and are consistent with the promising Phase Ib clinical findings. It was further determined on the strength of the Phase Ib and II clinical data that expansion to a definitive comparative trial is the appropriate next step to support registration. A preliminary evaluation found the response rate to be twice that expected from a risk-matched historical control.

On June 14, 2010, we announced presentation of Phase II clinical trial data for LOR-2040 in combination with high dose cytarabine in the treatment of AML at the 15th Annual Congress of the European Hematology Association in Barcelona, Spain. This showed in patients under 60 years of age with relapsed and refractory AML that 28% achieved complete remission (“CR”) or CR with incomplete blood count recovery (“CRi”) and an additional 4% achieved partial remission. The investigators noted that this compares favorably with the expected risk-matched historical CR rate of approximately 14% in this high risk AML patient group. In addition, 12-month overall survival of 41% was shown with median overall survival of 10.3 months, assessed as favorable in this predominantly high risk population, and merits further development in a larger randomized clinical trial.

Based on the data from two completed Phase Ib and II clinical trials, Lorus plans to move this clinical program to a larger, randomized, comparative trial in a multinational setting in order to achieve rapid enrolment.

On August 5, 2009, we announced the allowance of a patent from the Japan Patent Office for LOR-2040 which protects LOR-2040 composition and its use in treatment of cancer. On May 3, 2010, we announced allowance of a new patent in Australia for LOR-2040 in treatment of AML as a single agent and in combination therapies with cytarabine, which extends the patent life in Australia to 2024.

Orphan Drug Status

In May 2005, Lorus received orphan drug designation from the FDA for LOR-2040 in the treatment of AML. In June 2008, Lorus announced that the European Medicines Agency had granted orphan drug designation to LOR-2040 for development in AML.

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

LOR-253

Lorus has selected two leading small molecule compounds from a series of novel small molecules discovered by our scientists that exhibit potent anticancer activity in in vitro screens. The results of characterization studies on one of these compounds were published in Cancer Chemotherapy and Pharmacology. From these two compounds, LOR-253 was selected as the lead compound for development as a drug candidate for the treatment of colon carcinoma and non-small cell lung cancer. This decision was based on its potent in vitro anti-proliferative activity, its efficacy in in vivo xenograft models of human colon and lung cancer, and on its safety profile.

In September 2009, we announced the publication from our research team of an article entitled “A Novel Small Molecule with Potent Anticancer Activity Inhibits Cell Growth by Modulating Intracellular Labile Zinc Homeostasis” in the peer-reviewed journal Molecular Cancer Therapeutics. The article presented data from the preclinical evaluation of ML-133, a parent compound that was a precursor in the development of LOR-253. The studies demonstrated potent anticancer activity in cancer cell lines and in an animal model of human colon cancer. Further examinations on the mechanism of action confirmed target dependent induction of the novel tumor suppressor called Krüppel-like factor 4, a critical checkpoint protein that inhibits cell cycle progression in several cancer types. The mechanism of activity of this promising new class of antitumor agent described in the publication suggested a novel method for treating several different types of cancer.

Lorus has completed formal Good Lab Practises (GLP) toxicology studies for LOR-253 and in April 2010, we announced that the production of the first clinical batch of LOR-253 had been successfully completed. The clinical batch of LOR-253 was manufactured in full compliance with current Good Manufacturing Practice and is to be used in the Phase I study.

On June 1, 2010, Lorus announced the filing of an Investigational New Drug application with the FDA which was for a first-in-man Phase I dose escalation trial in advanced or metastatic solid tumors.

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

•
LOR-220 platform. LOR-220 is a novel compound that targets novel bacterial Ser/Thr kinases. Structural optimization of LOR-220 is currently underway to identify several novel drug candidates that show potent antimicrobial activity in animal models. In October 2010, a patent was allowed in the United States covering composition of matter of LOR-220 and related small molecules

In July, 2010, Lorus announced the approval of the Investigational New Drug application for LOR-253 by the FDA. Based on the approval of the IND by the FDA, Lorus plans to proceed with a first-in-man Phase I dose escalation trial with LOR-253 in advanced or metastatic solid tumors. The trial will assess the safety profile, tolerability, and antitumor activity of LOR-253 in cancer patients, as well as pharmacokinetic and pharmacodynamic properties of LOR-253. The Phase I trial will be conducted at Memorial Sloan-Kettering Cancer Center in New York, NY.

Immunotherapy

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer.  Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively it may stimulate the production of specific cancer fighting cells.

Interleukin-17E

Interleukin-17E (“IL-17E”) is a protein-based therapeutic that Lorus is developing as an immunotherapy for cancer treatment. We have shown that IL-17E has anticancer activity against a range of human cancers. In February 2010, we announced the publication of an article entitled “IL-17E, a proinflammatory cytokine, has antitumor efficacy against several tumor types in vivo”, in the peerreviewed journal Cancer Immunology Immunotherapy. In this article, we demonstrated the antitumor effects of IL-17E alone and in combination with a number of approved anticancer agents in preclinical models. The studies showed that IL-17E alone had potent antitumor activity in a number of solid tumors, including melanoma, breast, colon, pancreatic, and non-small cell lung cancers. In combination studies, IL-17E was compatible with a wide variety of approved anticancer drugs, including Avastin, Tarceva, Taxol, Cisplatin, Dacarbazine, Irinotecan, and Gemzar. Furthermore, the combination of IL-17E with each of these anticancer agents showed greater anticancer efficacy than either agent alone without additional toxicity. The article also provided data on the mechanism of anticancer activity for IL-17E, showing that IL-17E activated the immune system, specifically acting on eosinophils and B cells.

Additional preclinical studies are being done to further evaluate the efficacy and toxicity profile of IL-17E in comparison to other cancer-approved cytokines, including interferon-alpha and IL-2, and further nonclinical studies are planned to assess toxicity and optimize the therapeutic dose.

Virulizin™

In April 2008, Lorus entered into an exclusive licensing deal with a subsidiary of Zoticon Bioventures’ subsidiary, ZOR Pharmaceuticals, LLC, for Virulizin™. The license, covering North and South America, Europe and Israel, granted Lorus the right to receive in excess of US$10 million in upfront and milestone payments as well as royalties on sales of between 10 and 20%. In addition, Lorus’ wholly-owned subsidiary received a 25% equity interest in ZOR Pharmaceuticals, LLC. ZOR Pharmaceuticals, LLC is responsible for all future clinical developments, regulatory submissions, and all commercial activities. In June 2009, Lorus assigned these rights and the rights to the intellectual property associated with Virulizin™ to The Erin Mills Investment Corporation as part of the consideration for Lorus’ repurchase of the secured convertible debentures. (See “Business Overview - Secured Convertible Debentures”)

Agreements

Manufacturing Agreements

We currently rely upon subcontractors for the manufacture of our drug candidates. The subcontractors manufacture clinical material according to current Good Manufacturing Practice at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations.

Manufactured product for clinical purposes is tested for conformance with product specifications prior to release by our quality assurance department. Current Good Manufacturing Practice batches of our drug candidates are subjected to prospectively designed stability test protocols.

License Agreements

Ion Pharmaceuticals

In December 1997, Lorus, through NuChem Pharmaceuticals Inc., acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”).  To July 2006, NuChem Pharmaceuticals Inc. had made cash payments totalling US $500 thousand to Ion.  The balance of up to US$3 million is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs. The company does not currently expect to achieve any of the above milestones in fiscal years ending May 31, 2011 or 2012 and cannot reasonably predict when such milestones will be achieved, if at all.

The NuChem Analog patents are ancillary to the Company’s primary development activities and do not relate to our core research and development focus, namely LOR-2040, nor did they relate specifically to the development of Virulizin.

University of Manitoba

The University of Manitoba, Dr. Jim Wright, Dr. Aiping Young and Cancer Care entered into an exclusive license agreement with GeneSense Technologies Inc. dated June 20, 1997 pursuant to which GeneSense was granted an exclusive worldwide license to certain patent rights with the right to sub-license.  In consideration for the exclusive license to GeneSense of the patent rights, the University of Manitoba and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by GeneSense from the sale of products or processes derived from the patent rights and 1.67% of all monies received by GeneSense from sub-licenses of the patent rights. GeneSense is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses.  Pursuant to the terms of the license agreement, any and all improvements to any of the patent rights derived in whole or in part by GeneSense after the date of the License Agreement are not included within the scope of the license agreement and do not trigger any payment of royalties.

The University of Manitoba agreement relates specifically to antisense and related technologies described in patent applications that were pending at the time of the agreement.  Subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba.  The Company is currently pursuing its antisense development program, primarily as a function of advancements and amendments to the original patents. We have not yet earned any revenue from the products covered under the agreement and have not paid any royalties under this agreement and cannot reasonably predict the timing and amount of any future payment.  We do not expect to make any royalty payments under this agreement in fiscal years ending May 31, 2011 or 2012.

Effective May 31, 2009, this agreement was assigned from GeneSense Technologies Inc. to Lorus.

Collaboration Agreements

Zoticon Bioventures Inc.

In April 2008, Lorus through its wholly owned subsidiary GeneSense Technologies Inc. signed an exclusive multinational license agreement with ZOR Pharmaceuticals, LLC formed as a subsidiary of Zoticon Bioventures Inc., a research-driven biopharmaceutical group, to further develop and commercialize Virulizin™ for human therapeutic applications. As discussed above, in June 2009, Lorus assigned these rights and the rights to the intellectual property associated with Virulizin® to The Erin Mills Investment Corporation as part of the consideration for Lorus’ repurchase of the secured convertible debentures. (See “Business Strategy - Secured Convertible Debentures”)

As part of the Zoticon agreement, we entered into a service agreement in which we agreed to provide ZOR Pharmaceuticals, LLC with 120 hours of consulting service at its own expense and thereafter will provide services at an agreed upon rate. This agreement expired in October 2009.

National Cancer Institute

In February 2003, Lorus and the NCI approved clinical protocols to conduct a series of clinical trials in a Phase I/II program to investigate the safety and efficacy of LOR-2040. Lorus and the NCI signed a formal clinical trial agreement in which the NCI financially sponsors the LOR-2040 clinical trials, while Lorus provides the clinical trial drug. The agreement was renewed in October 2007 for an additional three years. The studies conducted under this agreement are now complete.

In May 2009, Lorus entered into an additional agreement with the NCI for the study of LOR-2501, LOR- 2040, and LOR-1284 in combination with commercially-available drugs, to develop a drug cocktail(s) that is more effective for the treatment of Renal Cell Carcinoma tumors than for normal regenerating kidney.

In regards to future payment obligations, Lorus’ obligations under these agreements are limited to the supply of drugs, the cost for which has been incurred. The company does not currently expect any significant costs associated with the supply of the drug in the future, depending on the outcome of the projects.

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

In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each drug candidate throughout the clinical development process and consider commercialization opportunities when appropriate.  In the next fiscal year, we intend to pursue partnerships for our lead compounds and further the development of our promising pipeline.  More specifically, our main objectives are (i) to maximize the therapeutic value and potential commercial success of LOR-2040 by initiating a Phase III registration clinical trial in AML in collaboration with a co-development or licensing partners (such partners or collaborators have not yet been secured); (ii) to conduct a Phase I clinical trial of our lead small molecule drug, LOR-253; and (iii) to commit resources to advancing our in-house pipeline of novel preclinical drug candidates.

Financial Strategy

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity financings, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

Rights Offering and Financing Commitment

Subsequent to the year ended May 31, 2010, due to unfavourable market conditions, the Company withdrew a previously announced equity issue.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company.

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. The subscription price of $1.11 per unit represents a discount of 10% to the volume weighted average closing price of the Company’s shares for the five trading days immediately prior to filing of the final prospectus. Each unit consists of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012. If at any time after 6 months following November 9, 2010 the price of Lorus’ common shares on the TSX equals or exceeds $2.33 for five consecutive trading days, Lorus may call the warrants for cancellation. The expiry date for the rights offering was 5:00 P.M. (Eastern) on November 8, 2010.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the rights offering. As a result of the rights offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

The Company used some of  the proceeds to repay the $1.5 million interim financing promissory notes to Mr. Abramson as well as to prepay the $1 million promissory note outstanding to Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson.  The Company expects to use the remaining proceeds from the offering to fund research and development activities and for general working capital purposes. Following these transactions the Company has no debt other than trade accounts payables.

Share Consolidation

At our annual and special meeting of shareholders held on November 30, 2009, our shareholders approved a special resolution permitting our board of directors, in its sole discretion, to file an amendment to our articles of incorporation to consolidate our issued and outstanding common shares.

On May 12, 2010, our board approved the share consolidation on the basis of one post-consolidation common share for every 30 pre-consolidation common shares. The record date and effective date for the share consolidation was May 25, 2010. Our common shares began trading on the TSX on a postconsolidation basis on May 31, 2010, and were quoted on the OTCBB on a post-consolidation basis beginning on June 1, 2010. The share consolidation resulted in an adjustment to the exercise price and number of common shares issuable upon exercise of outstanding stock options and warrants.

In this annual report, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation unless noted otherwise.

Promissory Notes

On August 27, 2010 the Company announced  that a director of the Company Mr. Abramson  would provide the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010.  The loans were unsecured, have a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%.  All three notes were repaid upon the close of the rights offering described above.

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson, to borrow $1 million. The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The funds were used for general working capital purposes. Lorus decided to prepay the $1.0 million promissory note outstanding to Trapeze Capital Corporation with the proceeds of the rights offering described above.

In October 2009, the Company entered into a loan agreement with Mr. Abramson to borrow $1 million. The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest was due in six months. The principal amount of $1.0 million was applied to subscribe for units as part of the November 27, 2009 private placement described below.

Share Issuances

On November 27, 2009, pursuant to a private placement, the Company issued 41.0 million (preconsolidation) common shares and 20.5 million (pre-consolidation) common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for units as part of the private placement. In addition, the Company issued 2.2 million (pre-consolidation) brokers’ warrants to purchase an equivalent number of common shares at $0.08 (pre-consolidation) until May 27, 2011.

Secured Convertible Debentures

On October 6, 2004, the Company entered into a Subscription Agreement with The Erin Mills Investment Corporation to issue an aggregate of $15.0 million of secured convertible debentures issuable in three tranches of $5.0 million each, in each of, October 2004, January 2005 and April 2005. The debentures were due on October 6, 2009.

On June 22, 2009, the Company reached a settlement with The Erin Mills Investment Corporation with respect to the purchase and settlement of the $15.0 million the Debentures.

Under the settlement agreement, Lorus purchased all of the debentures from The Erin Mills Investment Corporation for a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals, LLC, sale of intellectual property associated with Virulizin and sale of Lorus’ shares in its wholly-owned subsidiary Pharma Immune Inc. which holds an equity interest in ZOR. Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the deal value of any transaction completed in territories not covered by the ZOR license agreement. Lorus also retains a perpetual, royalty free license for the animal use of Virulizin. The Erin Mills Investment Corporation will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement. Lorus will assist The Erin Mills Investment Corporation with certain agreed upon services.

For receipt of the intellectual property associated with Virulizin and all of Lorus’ shares in Pharma Immune Inc., The Erin Mills Investment Corporation released all security interest in the assets of Lorus.

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.  As of May 31, 2010, we owned or had rights to 18 issued patents and 39 pending patent applications worldwide.

RNA-targeted Therapies

We have been issued two patents in Canada, nine patents in the United States and twelve patents in other jurisdictions around the world relating to our DNA/RNA-based therapeutics, which includes antisense and siRNA molecules.  We also have 13 pending patents worldwide for this class of therapies. These patents include composition of matter and method claims.

Small Molecule

We have been issued three patents and have 23 pending patents worldwide for out in-house small molecules.  These patents cover composition of matter and method claims.

Immunotherapy

We have three pending patents for our IL-17E immunotherapy program.

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

Regulatory Strategy

Our overall regulatory strategy is to work with Health Canada, the federal government department which, among other responsibilities, regulates the use and sale of therapeutic drug products in Canada and the FDA in the United States, the European Medicines Agency in Europe, and any other local regulatory agencies to have drug applications approved for the use of LOR-2040, and small molecules in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets. Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States or the European Union and to file additional drug applications in other markets where commercial opportunities exist. We cannot assure you that we will be able to pursue these opportunities successfully.

Revenues

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

Employees

As at May 31, 2010, we employed 17 full-time persons and three part-time people in research and drug development and administration activities. Of our employees, seven hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans and employees can participate in the employee share purchase plan.

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

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. There are numerous players in both of these industries that are focusing their efforts on activities similar to ours. Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us. In addition, we may face competition from other companies for opportunities to enter into partnerships with biotechnology and pharmaceutical companies and academic institutions. Many of these other companies however are not solely focused on cancer, as is the mission of our drug development strategy to specialize in the development of drugs for the treatment and management of cancer.

Competition with our products may include chemotherapeutic agents, monoclonal antibodies, antisense therapies, small molecules, biologics and immunotherapies with novel mechanisms of action. These are drugs that are delivered by specific means for treatment of cancer patients, with a potential to be used in non-cancer indications. We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target. There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancer targets. Cancer is a complex disease with more than 100 indications requiring drugs for treatment. The drugs in competition with our drugs have specific targets for attacking the disease, targets which are not necessarily the same as ours. These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.

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

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products.  Biotechnology companies must establish the safety and efficacy of their new products in clinical trials, they must establish current Good Manufacturing Practices or current Good Manufacturing Practice and control over marketing activities before being allowed to market their products.  The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

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

Regulation in Canada

In Canada, the manufacture and sale of new drugs are controlled by Health Canada.  New drugs must pass through a number of testing stages, including pre-clinical testing and clinical trials.  Pre-clinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in vivo.  Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the new drug to file a clinical trial application to begin clinical trials involving humans.

To study a drug in Canadian patients, a clinical trial application submission must be filed with Health Canada.  The clinical trial application submission must contain specified information, including the results of the pre-clinical tests completed at the time of the submission and any available information regarding use of the drug in humans.  In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented.  Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.

Provided Health Canada does not reject a clinical trial application submission, clinical trials can begin.  Clinical trials for product candidates to treat cancer are generally carried out in three phases.  Phase I involves studies to evaluate toxicity and ideal dose levels in humans.  The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of adverse side effects.  Phases II and III involve therapeutic studies.  In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat.  In Phase III, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug.  In Phase III, the effectiveness of the new drug is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a new drug has value, the manufacturer submits a new drug submission application to Health Canada for marketing approval.  The new drug submission contains all information known about the new drug, including the results of pre-clinical testing and clinical trials.  Information about a substance contained in an new drug submission includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties.  The new drug submission also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labelling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug.  Furthermore, for biological products, an on-site evaluation is completed to assess the production process and manufacturing facility. It is required prior to the issuance of a notice of compliance.  All aspects of the new drug submission are critically reviewed by Health Canada. If a new drug submission is found satisfactory, a notice of compliance is issued permitting the new drug to be sold.  In Canada an Establishment license must be obtained prior to marketing the product.

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

A post surveillance program involves clinical trials conducted after a drug is marketed (referred to as phase 4 studies in the United States) and is an important source of information on as yet undetected adverse outcomes, especially in populations that may not have been involved in the premarketing trials (e.g., children, the elderly, pregnant women) and the drug’s long-term morbidity and mortality profile. Regulatory authorities may require companies to conduct Phase 4 studies as a condition of market approval. Companies often conduct post-marketing studies in the absence of a regulatory mandate.

An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment.  Under the special access program, Health Canada may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care.  Prior to authorization, the practitioner must supply Health Canada with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by Health Canada.  In addition, the practitioner must agree to report to both the drug manufacturer and Health Canada the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to Health Canada for all quantities of the new drug made available.

The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets.  While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. We cannot assure you that the clinical testing conducted under Health Canada authorization or the approval of regulatory authorities of other countries will be accepted by regulatory authorities outside Canada or such other countries.

Regulation in the United States

In the United States, the Food & Drug Administration (“FDA”) controls the manufacture and sale of new drugs.  New drugs require FDA approval of a New Drug Application prior to commercial sale.  In the case of a biological product, a biological license application must be obtained prior to marketing and batch releasing. To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required.  Such data are generated in studies conducted pursuant to an IND submission, similar to that required for a clinical trial application in Canada.  As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof.  In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients.  Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s current Good Manufacturing Practice regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing.   An establishment license grants the sponsor permission to fabricate, package, label, distribute, import, wholesale or test of the newly approved drug. A five-year period of market exclusivity for a drug comprising a new chemical entity is available to an applicant that succeeds in obtaining FDA approval of a new chemical entity, provided the active ingredient of the new chemical entity has never before been approved in an New Drug Application. During this exclusivity period, the FDA may not approve any abbreviated application filed by another sponsor for a generic version of the new chemical entity. To extend this market protection, especially important when the original patent may be close to expiration, new indications or dosage forms of previously approved drugs can receive new use or new clinical study exclusivity- up to a three-year period of market exclusivity. During this time, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication. For orphan drugs or biologics, a seven-year period exclusivity is granted to benefit the marketing of a drug, which treats rare diseases or conditions with less than 200,000 patients.

The FDA has “fast track” regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist.  “Fast track” designation affords early interaction with the FDA in terms of protocol design and eligibility for expedited review of an New Drug Application.  It also permits, although it does not require, the FDA to issue marketing approval based on a surrogate endpoint (a measurement intended to substitute for the clinical measurement of interest, usually prolongation of survival) although the FDA will often require subsequent clinical trials or even post-approval efficacy studies).

The above describes briefly what is necessary for a new drug to be approved for marketing in North America. The European Medicines Agency and Japanese Pharmaceuticals and Medical Devices Agency are also important regulatory authorities in drug development. Together with the FDA, they are the three International Conference on Harmonization parties which oversee the three largest markets for drug sales.

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

Our common shares are listed on the TSX under the symbol “LOR” and on the OTCBB under the symbol “LRUSF”.

Lorus’ subsidiary is NuChem Pharmaceuticals Inc., a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital. On May 31, 2009, GeneSense Technologies Inc., of which Lorus owned 100% of the issued and outstanding share capital was wound up into Lorus and subsequently dissolved. Until June 22, 2009 Lorus owned 100% of the issued and outstanding share capital of Pharma Immune Inc., a corporation incorporated under the laws of Delaware, at which time it disposed of these shares (See “The Company - Secured Convertible Debentures”).

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

Item 5.                 Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.           Operating Results

The following discussion should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2010 and the accompanying notes (the “Financial Statements”) set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian GAAP. Significant differences between Canadian GAAP and U.S. GAAP are identified in the Supplementary Information included with the Financial Statements included in this Annual Report. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management’s Discussion and Analysis, “Lorus”, the “Company”, “we”, “us” and “our” each refers to Lorus Therapeutics Inc. both before and after the Arrangement Date.

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

Our loss from operations for the year ended May 31, 2010 decreased to $5.7 million ($0.61 per share) compared to $9.3 million ($1.13 per share) during the same period in fiscal 2009. The current year net earnings and other comprehensive earnings of $5.3 million (earnings of $0.57 per share) are a result of the $11.0 million gain recognized on the extinguishment of our convertible debentures in June 2009 (described below in the section titled “Gain on repurchase of convertible debentures and transfer of assets”) as well as the gain on sale of shares related to the Arrangement (as described in the section titled “Gain on sale of share”) of $50 thousand due to a reduction in the indemnification liability (described below). For the year ended May 31, 2009 the Company recorded a gain on sale of shares of $450 thousand resulting in a net loss and other comprehensive loss for the period of $8.9 million ($1.08 per share). During the year ended May 31, 2008, the Company realized a gain on the sale of shares related to the Arrangement in the amount of $6.3 million resulting in net loss and other comprehensive loss for the period of $6.3 million ($0.87 per share).

The decrease in net loss from operations for the year ended May 31, 2010 compared with the prior year is due primarily to lower research and development costs of $1.2 million resulting from less spending on GLP-toxicity studies as well as an overall reduction in company spending to conserve cash balances, as well as reduced interest and accretion charges of $653 thousand and $1.6 million respectively, resulting from the settlement of the convertible debentures described below and lower stock based compensation costs of $270 thousand as a result of a lower share price in the current year. These reductions were offset by a decrease in interest income from $270 thousand for the year ended May 31, 2009 to $21 thousand for the year ended May 31, 2010 as a result of lower cash and investment balances.

We utilized cash of $3.7 million in our operating activities in the year ended May 31, 2010 compared with $7.2 million in the prior year. The decrease is primarily a result of a reduced loss from operations and increased accounts payable and accrued liabilities balances in the current year.

At May 31, 2010, we had cash and cash equivalents and short-term investments of $914 thousand compared to $5.9 million at May 31, 2009.

As a result of the Company’s current cash position, management is currently undertaking actions to reduce expenditures while at the same time pursuing investment and other opportunities aimed at funding its research and development programs.  As part of its cost reduction strategies, management expects to reduce its research and development costs by limiting activities and reduce its general and administrative costs by limiting expenditures and reducing its labour costs, among other things, until such time as the Company has sufficient capital to support a full development program.

Selected Annual Financial Data

The following selected consolidated financial data has been derived from, and should be read in conjunction with, the accompanying audited Financial Statements for the year ended May 31, 2010 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit(1)
(amounts in Canadian 000’s except for per common share data)	Years Ended May 31
	2010	2009	2008
REVENUE	$131	$184	$43

EXPENSES
Cost of sales	-	-	2
Research and development	2,517	3,757	6,260
General and administrative	2,964	2,958	3,715
Stock-based compensation	176	446	719
Depreciation and amortization	86	189	317
Operating expenses	5,743	7,350	11,013
Interest expense on convertible debentures	54	707	1,029
Accretion in carrying value of secured convertible debentures	80	1,707	1,176
Amortization of deferred financing charges	-	-	-
Interest income	(21)	(270)	(542)
Loss from operations for the period	(5,725)	(9,310)	(12,633)
Gain on sale of shares	50	450	6,299
Net earnings (loss) and other comprehensive income	5,331	(8,860)	(6,334)
Basic and diluted earnings (loss) per common share	$0.57	$(1.08)	$(0.87)
Weighted average number of common shares outstanding used in the calculation of
basic earnings (loss) per share	9,364	8,236	7,169
diluted earnings (loss) per share(2)	9,379	8,236	7,169
Total Assets	$2,303	$7,527	$11,607
Total Long-term liabilities	$-	$-	$12,742

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

(2)
In accordance the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company’s Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010. The share consolidation affects all of the Company’s common shares, stock options and warrants outstanding at the effective time. Prior to consolidation the Company had approximately 298 million shares outstanding. Following the share consolidation, the Company had approximately 9.9 million common shares outstanding. Similarly, prior to consolidation, the Company had approximately 20.2 million stock options and 36.9 million warrants to purchase common shares outstanding. Following the share consolidation, the Company had approximately 673 thousand stock options and 1.3 million warrants to purchase common shares outstanding. All references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation. All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as earnings (loss) per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

Recent Accounting Pronouncements Adopted -Canadian GAAP

The following accounting policies were adopted during the year ended May 31, 2010.

Goodwill and Intangible Assets:

Effective June 1, 2009, the Company adopted The Canadian Institute of Chartered Accountants’ Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs and establishes the standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this new standard did not have an impact on the Company’s consolidated financial statements.

Financial instruments:

Effective June 1, 2009, the Company adopted the amendments under Handbook Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The adoption of the new standard did not have a material impact on the consolidated financial statements.

The following accounting policies were adopted during the year ended May 31, 2009.

Credit risk and fair value of financial assets and financial liabilities:

Effective January 1, 2009, the Company adopted Emerging Issue Committee Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. Emerging Issue Committee Abstract 173 requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of the new standard did not have a material impact on the consolidated financial statements.

Capital disclosures:

Effective June 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1535, Capital Disclosures. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; (ii) an entity’s compliance with any capital requirements; and (iii) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 8 of the financial statements included in Item 18 of this Annual Report.

Financial instruments:

Effective June 1, 2008, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 9 of the financial statements included in Item 18 of this Annual Report.

General standards of financial statement presentation:

In May 2007, the Accounting Standards Board amended Canadian Institute of Chartered Accountants Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

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

Financial instruments - disclosure and presentation

Effective June 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement, retroactively without restatement of prior periods. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.  As a result of adopting the above standards, the Company did not recognize any other comprehensive income in its financial statements.

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

Short-term investments, marketable securities and other investments:

Short-term investments consist of fixed income government investments and corporate instruments.  Any government and corporate investments with a stated maturity date that are not cash equivalents are classified as held-to-maturity investments, except where the Company does not intend to hold to maturity and, therefore, the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations.  The Company designated certain corporate instruments with maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of $27 thousand and an increase in the opening deficit accumulated during the development stage of $27 thousand.  The Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2010 of $8 thousand (2009 - $10 thousand, 2008 - $7 thousand).

Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.  As a result of adopting the new standards, there is no material change in the carrying value of these liabilities.

Secured convertible debentures:

The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company’s accounting policy prior to the adoption of Section 3855.  The deferred financing charges related to the secured convertible debentures, formerly included in long-term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method.

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

Transaction costs:

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

Recent Accounting Pronouncements Adopted - U.S. GAAP

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which is primarily codified in ASC Topic 820 and delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the Company’s fiscal 2010 year.  The adoption of this standard, when applied to non-financial assets and non-financial liabilities, did not have a material impact on the results of operations or financial position.

In December 2007, the FASB issued Statement No. 141R, which is primarily codified in ASC Topic 805,and requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  ASC Topic 805 applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under ASC Topic 805, all business combinations will be accounted for by applying the acquisition method.  ASC Topic 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically June 1, 2009 for the Company. As the Company did not enter into any business combination transactions on or after June 1, 2009, the adoption of this standard did not have any impact on the consolidated interim financial statements.

In December 2007, the FASB issued Statement No. 160, which is primarily codified in ASC Subtopic 810-10,  and requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  ASC Subtopic 810-10 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  ASC Subtopic 810-10  is effective for annual periods beginning on or after December 15, 2008, specifically June 1, 2009 for the Company.  The adoption of this standard did not have an impact on the results of operations or financial position.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements ("EITF 07-1"), which is primarily codified in ASC Topic 808 and provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements.  ASC Topic 808 is effective for the first annual or interim reporting period beginning after December 15, 2008, specifically June 1, 2009 for the Company and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of this standard did not have an impact on the results of operations or financial position.

On June 1, 2008, the Company adopted ASC Subtopic 820-10 “Fair Value Measurements” formerly FASB Statement No. 157, which defines fair value, establishes a framework for measuring fair value under United States GAAP, and expands disclosures about fair value measurements. ASC Subtopic 820-10 applies to other accounting pronouncements that require or permit fair value measurements.

ASC Subtopic 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The adoption of this standard did not have an impact on the results of operations or financial position other than the additional disclosures as shown below.

 (i)      Fair value hierarchy:

ASC Subtopic 820-10 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC Subtopic 820-10 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC Subtopic 820-10 prioritizes the inputs into three levels that may be used to measure fair value:

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

Critical Accounting Policies

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Annual Report. Other important accounting polices are described in note 3 of the Financial Statements included in Item18 of this Annual Report.

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

Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Canadian Institute of Chartered Accountants Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

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

To date management believes that there have been no material changes to the assumptions used in the preparation of these financial statements that would materially affect the valuations of the above.  The Company continues to actively use its long lived assets.

Recent Accounting Pronouncements Yet To Be Adopted - Canadian GAAP

The following Recent Accounting Pronouncements under Canadian GAAP have yet to be adopted:

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board requires all Canadian publicly accountable entities to adopt International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. The Company’s first annual filing under IFRS will be for the year ended May 31, 2012; its first quarterly filing under IFRS will be for the quarter ending August 31, 2011 and will include IFRS comparative figures for the period ended August 31, 2010. Accordingly, the Company’s adoption date for IFRS is June 1, 2011, but its transition date (“Transition Date”) is June 1, 2010 in order to present IFRS comparative figures in the Company’s 2011 consolidated financial statements.

IFRS uses a conceptual framework similar to Canadian GAAP, however, there are significant differences in recognition, measurement and disclosure. Given the nature of Lorus’ business and the make-up of its current balance sheets, IFRS could have an impact on its reported financial statements. The Company’s implementation of IFRS will require the Company to make and disclose certain policy choices and increase the amount of disclosure necessary to fulfill its IFRS reporting obligations.

During 2009, a detailed project plan with expected milestones was established and approved by senior management of the Company. There are three phases to the plan: a diagnostic phase, a solution development phase and an implementation phase. The plan involves an assessment of the impact of the move to IFRS on accounting and reporting (including any Impact on the Company’s internal controls over financial reporting, disclosure controls and procedures, IT systems and processes, and the business implications of this conversion). The Company has allocated resources and included in its project plan training required for both the conversion team and all impacted employees of the organization.

The Company has substantially completed the diagnostic phase and has begun the second and third phases of its plan. During 2010, the Company continued to make progress on its established milestones including analyzing its policy selections both on conversion and post conversion as well as evaluating new financial statement disclosure requirements.

Moving forward, the Company expects to meet all milestones leading up to the conversion in 2012. In 2011, the Company expects to finalize the elections under IFRS 1, publish new policy choices and quantify the impact of the changes to the consolidated financial statements in preparation for the 2012 conversion.

Recent Accounting Pronouncements Yet To Be Adopted - U.S. GAAP

The following Recent Accounting Pronouncements under U.S. GAAP have yet to be adopted:

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of topic 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-08 “Earnings Per Share - Amendments to Section 260-10-S99”, which represents technical corrections to topic 260-10-S99, Earnings per share.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances than under existing US GAAP. This amendment has eliminated the residual method of allocation And is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

Operating Results

Revenue

For the year-ended May 31, 2010, revenue decreased to $131 thousand from $184 thousand in the same period last year and $43 thousand in 2008. This decrease in revenue in the current year is related to the timing of recognition of milestone payments associated with the license of Virulizin to ZOR Pharmaceuticals. In prior years Lorus received two milestone payments under the license agreement, one upon signing the agreement and a second upon ZOR achieving a financing milestone. The milestone revenue has been recognized over the period of a service contract period whereby Lorus agreed to provide consulting services to ZOR. The milestone revenue was fully recognized by the end of the second quarter of 2010 as the service agreement with ZOR expired in October 2009.

The increased revenue in 2009 compared with 2008 is primarily related to the recognition of the milestone revenue from ZOR.

Research and Development

Research and development expenses totaled $2.5 million in the year ended May 31, 2010 compared to $3.8 million during the prior year and $6.3 million in 2008. The decrease in expenditures of $1.2 million during the current year compared to the same period in the prior year is primarily a result of the cost of toxicity studies for our lead small molecule drug candidate LOR-253 completed in fiscal 2009. No similar costs were incurred in the current year. In addition, we reduced overall, non-critical research and development costs in response to the current cash position.

The decrease in spending during the year ended May 31, 2009 compared with the prior year is due to the GLP-toxicity studies for both our LOR-2040 bladder cancer and LOR-253 small molecule programs during the 2008 fiscal year as well as the cost of manufacturing LOR-2040 further increasing the research and development spending costs in 2008. In 2009, we manufactured LOR-253 drug, our lead small molecule, the manufacturing cost of which is significantly less than LOR-2040.

Costs incurred during the current period and to date are summarized in note 11 to the Financial Statements.  In respect of future costs to be incurred on the Company’s principal pipeline products:

Antisense

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  LOR-2040 (formerly GTI-2040) is the Company’s lead antisense drug, and has shown preclinical anticancer activity across a broad range of cancers and is currently in various Phase I/II trials in several solid tumor types, which are sponsored by the NCI. Lorus selected AML as a lead cancer indication for clinical development of LOR-2040.  LOR-2040 has completed a Company-sponsored advanced Phase II clinical trial in combination with high dose Ara-C as salvage therapy in refractory and relapsed AML patients under 60 years of age.  The Company is currently developing the protocol for a Phase III clinical trial to further develop LOR-2040 and actively seeking partnerships to share in the future development.

Small Molecule

The Company is utilizing its small molecule drug screening technologies and preclinical scientific expertise to identify several groups of novel small molecules that show strong anticancer activity and a high therapeutic index due to low toxicity.  The Company’s proprietary group of novel small molecule compounds, which include lead compounds LOR-253 and LOR-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.  The Company is preparing for the initiation of a Phase I clinical trial for the further development of LOR-2040.

Immunotherapy

This clinical approach stimulates the body’s natural defences against cancer.  The Company’s immunotherapy product candidate is IL-17E.  The Company also retains economic interests in Virulizin®

 In April 2008, the Company announced the signing of an exclusive multinational license agreement with ZOR Pharmaceuticals, LLC to further develop and commercialize Virulizin™ for human therapeutic applications.  In June 2009, as part of the consideration for our repurchase of the secured convertible debentures from The Erin Mills Investment Corporation (“TEMIC”), the Company assigned to TEMIC the rights under the license agreement with ZOR Pharmaceuticals, LLC, sold to TEMIC the intellectual property associated with Virulizin, but retained a perpetual royalty free license for the animal use of Virulizin.  TEMIC is fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR Pharmaceuticals, LLC license agreement.

IL-17E is a protein-based therapeutic that the Company is developing as an immunotherapy for cancer treatment currently in the pre-clinical development stage.

General and Administrative

General and administrative expenses totaled $3.0 million for the year ended May 31, 2010 compared to $3.0 million in the prior year and $3.7 million in 2008. While the general and administrative expenses in the current year were consistent with the prior year, there were significant reductions to personnel, travel, board of directors and general office costs as we work to conserve cash and reduce our burn rate these savings were offset by financing costs of $569 thousand associated with a financing terminated subsequent to year end (described below). The decrease in general and administrative costs for 2009 compared to 2008 is the result of lower personnel, travel, board of directors and general office costs.

Stock-Based Compensation

Stock-based compensation expense, net of forfeitures, totaled $176 thousand for the year ended May 31, 2010 compared with $446 thousand in the prior year and $719 thousand in 2008. The lower stock based compensation for the year ending May 31, 2010 is due primarily to a lower share price and therefore lower fair value for options granted  in the current year. The decrease in option expense for the year ended May 31, 2009 compared with May 31, 2008 is the result of expense associated with a one-time increase in options granted that vested immediately in order to bring option granting practices in line with industry standards in 2008, no similar transaction occurred in 2009 or 2010. Also in 2008, the Company recorded an expense of $83 thousand relating to the extension of options to directors not standing for re-election at the Company’s annual general meeting and Dr. Wright for options granted in his capacity as President and CEO. A similar extension was made in 2009 for directors not seeking re-election resulting in a $3 thousand additional expense.

Depreciation and Amortization

Depreciation and amortization expenses decreased to $86 thousand in the year ended May 31, 2010 as compared to $189 thousand in the prior year and $317 thousand in 2008. The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past several fiscal years. During 2009, we acquired research and development equipment that provides us with the ability to do certain testing in house that was previously outsourced.

Interest Expense

Interest expense was $54 thousand compared with $707 thousand for the prior year and $1.0 million in 2008. During the year ended May 31, 2010 $27 thousand interest expense was paid to the debenture holders (prior to June 22, 2010) with $15 thousand in common shares and $12 thousand in cash with the remaining $27 thousand in interest expense accrued on the two $1 million, 10% interest promissory notes (described under ‘transactions with related parties’) advanced during the year. The interest expense in 2009 and 2008 was for non-cash payments related to the interest payable at a rate of prime plus 1% on the $15.0 million convertible debentures which were repurchased in June 2009. The Company benefited from lower interest rates in 2009 as compared to 2008 due to a reduced prime rate of interest. All interest on the debentures (prior to May 31, 2009) was paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of the Company’s secured convertible debentures was $80 thousand in the year ended May 31, 2010 compared with $1.7 million in the prior year and $1.2 million in 2008. The current year amount of $80 thousand relates to the period in the current year during which the convertible debentures were outstanding, June 1, 2009 to June 19, 2009. Accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance. Each reporting period, the Company was required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would have been the face value of $15.0 million. The increase in expense year ended May 31, 2009 compared with the prior year is due to the increasing principal balance to which the implicit interest is applied in determining the accretion amount.

Interest  Income

Interest income totalled $21 thousand in the year ended May 31, 2010 compared to $270 thousand in the prior year and $542 thousand in 2008. The decrease in interest income during the current year is due to significantly lower average cash and marketable securities balances throughout the year and lower interest rates available on investments in comparison with the prior years.

Loss from operations for the period

For the reasons discussed above, our loss from operations for the year ended May 31, 2010 decreased to $5.7 million ($0.61 per share) compared to $9.3 million ($1.13 per share) in the prior year and $12.6 million ($1.74 per share) in 2008. During the current year the Company recognized a $11.0 million gain on the extinguishment of its convertible debentures in June 2009 and a gain of $50 thousand related to a reduction in the indemnification liability. These gains resulted in net earnings and other comprehensive earnings of $5.3 million (earnings $0.57 per share) for the year ended May 31, 2010. During the year ended May 31, 2009 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $8.9 million ($1.08 per share). During the year ended May 31, 2008, the Company realized a gain related to the Arrangement in the amount of $6.3 million resulting in a net loss and other comprehensive loss for the period of $6.3 million ($0.87 per share).

Gain on repurchase of convertible debentures and transfer of assets

The terms of the secured convertible debentures are described in note 13 to the Company’s annual financial statements for the period ended May 31, 2010. The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus repurchased all of the convertible debentures from The Erin Mills Investment Corporation for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals Inc, LLC, certain intellectual property associated with Virulizin and all of Lorus’ shares in its wholly owned subsidiary, Pharma Immune Inc., which held an equity interest in ZOR. Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement. Lorus also retains a perpetual royalty free license for the animal use of Virulizin. The Erin Mills Investment Corporation will be fully responsible for all clinical and regulatory costs associated with the commercialization of Virulizin in territories not covered by the ZOR license agreement. Lorus will assist The Erin Mills Investment Corporation with certain agreed upon services.

For receipt of the intellectual property associated with Virulizin and all of Lorus’ shares in Pharma Immune Inc., The Erin Mills Investment Corporation released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million. In addition, as a result of extinguishing the debentures in the amount of $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures does not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains. Capital loss and non-capital loss carryforwards, and the associated valuation allowance have been reduced accordingly.

Gain on sale of shares

As a result of the Arrangement described above, the Company recognized a gain on the sale of the shares of Old Lorus to the investor of approximately $6.3 million for the year ended May 31, 2008 and a gain on sale in 2009 of $450 thousand which represents the $600 thousand released from escrow less $150 thousand accrued as management’s estimate of the fair value of the liability associated with the indemnification described below. This liability was reduced to $100 thousand in the current year resulting in a gain on sale of $50 thousand in the year ended May 31, 2010. The reduction in liability is the result of the passage of time and related reduction in risk associated with claims under the liability. This liability is included on the balance sheet in Accrued Liabilities as at May 31, 2010.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the Arrangement; (ii) prior to, at or after the effective time of the Arrangement as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the effective time of the Arrangement and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

There have been no claims under this indemnification to date.

Terminated US financing

In April 2010, the Company filed a Registration Statement on Form F-1 with the SEC for an offering of up to US$17.5 million of units in the United States. In August 2010, subsequent to year end, the Company announced that due to unfavourable market conditions the F1 would be withdrawn and the public financing would not proceed.

The Company incurred fees of approximately $569 thousand related to this filing which have been included in general and administrative expenses for the year ended May 31, 2010 and an additional $200 thousand in fees incurred subsequent to year end which will be paid in the year ended May 31, 2011.

Share Consolidation

In accordance the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company’s Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010. The share consolidation affects all of Lorus’ common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation the Company had approximately 298 million shares outstanding. Following the share consolidation, Lorus has approximately 9.9 million common shares outstanding. Similarly, prior to consolidation, the Company had approximately 20.2 million stock options and 36.9 million warrants to purchase common shares outstanding. Following the share consolidation, the Company had approximately 673 thousand stock options and 1.3 million warrants to purchase common shares outstanding.

In this Annual Report, all references to number of shares, stock options and warrants in the current and past periods unless otherwise specified, have been adjusted to reflect the impact of the consolidation, All amounts based on the number of shares, stock options or warrants, such as (earnings) loss per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of the 1 for 30 share consolidation.

License Transactions

Effective April 8, 2008, we entered into a non-exclusive multinational license agreement with ZOR Pharmaceuticals, LLC formed as a subsidiary of Zoticon Bioventures Inc. to further develop and commercialize Virulizin™ for human therapeutic applications.

Under the terms of the agreement, we received an upfront licensing fee of $100 thousand and a subsequent milestone payment of $170,000, and were entitled to  receive in excess of US$12 million in milestone payments based on progress through financing and clinical development, and royalties on net sales that vary from 10-20% depending on the level of sales of Virulizin™ achieved in those territories covered by the license and subject to certain other adjustments. ZOR Pharmaceuticals, LLC assumed all future costs for the development of the licensed technology.

At the same time, we entered into a service agreement with ZOR Pharmaceuticals, LLC to assist in the transfer of knowledge. Under this agreement, we agreed to provide ZOR Pharmaceuticals, LLC with 300 hours of consulting service during a period of 18 months.

In addition, we acquired a 25% equity interest in ZOR Pharmaceuticals, LLC in exchange for a capital contribution of $2,500.

On June 22, 2009, the Company reached a settlement with The Erin Mills Investment Corporation with respect to the purchase and settlement of the $15.0 million secured convertible debentures.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation for a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals, LLC, sale of intellectual property associated with Virulizin and sale of Lorus’ shares in its wholly owned subsidiary, Pharma Immune Inc., which holds an equity interest in ZOR Pharmaceuticals, LLC.  Under the agreement, Lorus will be entitled to 50% of any royalties received under the ZOR Pharmaceuticals, LLC license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR Pharmaceuticals, LLC license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  The Erin Mills Investment Corporation will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR Pharmaceuticals, LLC license agreement.  Lorus will assist The Erin Mills Investment Corporation with certain agreed upon services.

For receipt of the intellectual property associated with Virulizin and all of Lorus’ shares in Pharma Immune Inc., The Erin Mills Investment Corporation has released all security interest in the assets of Lorus.

Corporate Changes

As discussed above, on July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the TSX and the NSYE Amex (formerly the American Stock Exchange).  As discussed under the heading “Regulatory Matters” below, the Company voluntarily delisted from the NYSE Amex effective October 31, 2008.

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

Revenue recognized over the past eight quarters is primarily related to milestone payments received from ZOR Pharmaceuticals, LLC for the license of Virulizin. Lorus received two milestone payments under the license agreement, one upon signing the agreement and a second upon ZOR Pharmaceuticals, LLC achieving a financing milestone. The milestone revenue was recognized over the period of a service contract period whereby Lorus agreed to provide consulting services to ZOR Pharmaceuticals, LLC. The milestone revenue was fully recognized by the end of the second quarter of 2010 as the service agreement with ZOR Pharmaceuticals, LLC expired in October 2009.

Research and development expenditures have been consistent over the past eight quarters with increased activity in the quarters ended February 28, 2009 and August 31, 2008. The increase in August 31, 2008 was a result of increased activity related to the LOR-2040 bladder cancer studies and LOR-253 GLP toxicity costs which were predominantly wrapped up in this quarter. Increased research and development spending in the quarter ended February 28, 2009 was due to the manufacture of LOR-253 drug.

General and administrative expenses have trended lower for the past year quarter over quarter due to reduced headcount, a small board of directors (and related costs) as well as an overall reduction in spending to conserve cash balances. The increase in general and administrative costs for the quarter ended May 31, 2010 was due to the write off of $569K in costs associated with a terminated financing initiative.

The net earnings shown in the quarter ended August 31, 2009 is related to the gain on settlement of the convertible debentures described above.

Cash used in operating activities was significantly lower in the quarters ended May 31, 2010, November 30, 2009 and August 31, 2009 due to increased accounts payables and accrued liabilities balances.

(Amounts in 000’s except for per common share data)	May 31, 2010	Feb 28, 2010	Nov. 30, 2009	Aug. 31, 2009`	May 31, 2009	Feb 28, 2009	Nov. 30, 2008	Aug. 31, 2008
Revenue	$-	$3	$79	$49	$78	$64	$39	$3
Research and development expense (1)	601	718	658	540	701	1,090	741	1,225
General and administrative expense(1)	1,173	515	743	533	516	775	873	794
Net (loss) earnings	(1,820)	(1,343)	(1,266)	9,760	(1,895)	(2,469)	(2,284)	(2,212)
Basic and diluted net (loss) earnings per share	$(0.18)	$(0.14)	$(0.14)	$1.14	$(0.22)	$(0.29)	$(0.27)	$(0.29)
Cash used in operating activities	$(271)	$(1,812)	$(651)	$(987)	$(1,394)	$(1,789)	$(2,080)	$(1,950)
(1)           Prior quarter amounts have been reclassified to conform to the financial statement presentation subsequent to that date.
Earnings per share (EPS) is shown as reported as per the quarterly published financial statements. Share issuances during the second quarter result in different weighted average share numbers each quarter and as such the quarterly EPS will not total the annual EPS.

Outstanding Share Data

As at November 26, 2010, the Company had 14,103,030 common shares issued and outstanding and 4,924,623 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 599,813 stock options to purchase an equal number of common shares.

B.           Liquidity and capital resources

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

At May 31, 2010, the capital structure of the Company consisted of equity comprised of share capital, warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration consisting of cash and other assets in June 2009. The Company expects that its current capital resources will not be sufficient to carry out its research and development plans and operations for the next twelve months without further investment. (See “Liquidity and Capital Resources”)

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2009.

Promissory notes

On August 27, 2010, subsequent to the year end, the Company announced a proposed rights offering as described above including a $4 million standby purchase agreement from a director of the Company Mr. Abramson.    Mr. Abramson also provided the Company with interim financing by way of three $500 thousand six month loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010.  The loans were unsecured, have a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%.  All three notes were repaid upon the close of the rights offering described above.

In April 2010, the Company entered into a loan agreement with a company related to a member of its Board of Directors to borrow $1 million. The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The funds were used for general working capital purposes.

In October 2009, the Company entered into a loan agreement with the same member of our Board of Directors to borrow $1 million. The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest were due in six months. The principal amount of $1.0 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

Private Placement

On November 27, 2009, pursuant to a private placement, the Company issued 1.366 million common shares and 683 thousand common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for Units as part of the private placement. In addition, the Company issued 72 thousand brokers’ warrants to purchase an equivalent number of common shares at $2.40 until May 27, 2011. The total costs associated with the transaction were approximately $250 thousand which included the $77 thousand which represented the fair value of the brokers’ warrants. The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values. Based on relative fair values, $1.7 million of the net proceeds was allocated to the common shares and $545 thousand to the common share purchase warrants.

Rights Offering

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company’s common shares as of July 9, 2008, the record date for the rights offering, received one right for each common share held as of the record date. Each four rights entitled the holder thereof to purchase a unit of Lorus. Each unit consists of one common share of Lorus at $3.90 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $4.53 per common share until August 7, 2010.

Pursuant to the rights offering the Company issued 951 thousand common shares and 571 thousand common share purchase warrants in exchange for cash consideration of $3.7 million. The total costs associated with the transaction were $500 thousand. The Company allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values. The fair value of the common share purchase warrants has been determined based on an option pricing model. The allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

Cash Position

At May 31, 2010, Lorus had cash and cash equivalents and short-term investments totalling $914 thousand compared to $5.9 million at May 31, 2009. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at May 31, 2010 was a deficiency of $1.3 million as compared to a deficiency of $9.2 million at May 31, 2009 (which included the $15 million convertible debentures)).

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

If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company’s research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company’s compounds and the timing and development status of competitive products.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.

Subsequent Events

Subsequent to the year ended May 31, 2010, due to unfavourable market conditions, the Company withdrew a previously announced equity issue.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company.

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. The subscription price of $1.11 per unit represents a discount of 10% to the volume weighted average closing price of the Company’s shares for the five trading days immediately prior to filing of the final prospectus. Each unit consists of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012. If at any time after 6 months following November 9, 2010 the price of Lorus’ common shares on the TSX equals or exceeds $2.33 for five consecutive trading days, Lorus may call the warrants for cancellation. The expiry date for the rights offering was 5:00 P.M. (Eastern) on November 8, 2010.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the rights offering. As a result of the rights offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

The Company used some of  the proceeds to repay the $1.5 million interim financing promissory notes to Mr. Abramson as well as to prepay the $1 million promissory note outstanding to Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson.  The Company expects to use the remaining proceeds from the offering to fund research and development activities and for general working capital purposes.  Following these transactions the Company has no debt other than trade accounts payables.

See also “Item 7 - Major Shareholders and Related Party Transactions.”

C.           Research and development, patents and licenses, etc.

Certain information concerning research and development and intellectual property is set forth in Item 4, “Information on the Company”.

D.           Trend information

The Company does not currently know of any significant trends that would be material to our operations.

E.           Off-balance sheet arrangements

As at May 31, 2010, we have not entered into any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

(Amount in ‘000s)
	Less than 1 year	1-3 years	More than 3 years	Total
Operating leases	129	9	-	138
Total	129	9	-	138

Lorus has incurred approximately $200 thousand in costs, subsequent to the year-end, related to the postponed US financing which are owed despite the termination of the proposed financing.

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of May 31, 2010 no amounts have been received by the Company relating to these licensing agreements and therefore, no amounts are owing and the amount of future fees is not determinable.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants. The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements. As of May 31, 2010 no amounts were owing and the amount of future fees payable to the consultants are not determinable.

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

Lorus has recorded a liability of $100 thousand, which we believe is a reasonable estimate of the fair value of the obligation for the indemnifications provided. The liability has been reduced in the current year to $100 thousand from $150 thousand due to changes in assumption resulting from the passage of time. There have been no claims under this indemnification to date. This amount is included on the balance sheet in Accrued Liabilities at May 31, 2010.

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee the members of each such committee are shown below.  As at May 31, 2010, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 1.6 million common shares or approximately 16% of our outstanding common shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since
Directors:
Herbert Abramson(3) (1) Ontario, Canada	Director	July 2007

Denis Burger(1)(2) Oregon, United States	Chairman, Director	September 2007

Dr. Mark Vincent(3) Ontario, Canada	Director	September 2007

Dr. Jim Wright(2) Ontario, Canada	Director, former President and Chief Executive Officer	October 1999

Officers:
Dr. Aiping Young Ontario, Canada	President and Chief Executive Officer, Director	October 1999

Dr. Saied Babaei Ontario, Canada	Vice President, Business Development	May 2008

Dr. Yoon Lee Ontario, Canada	Vice President Research	May 2008

Elizabeth Williams Ontario, Canada	Acting Chief Financial Officer and Director of Finance	November 2005
(1)           Member of Audit Committee.
(2)           Member of the Compensation Committee.
(3)           Member of the Corporate Governance and Nominating Committee.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

Herbert Abramson: Mr. Abramson is a co-founder and Chairman of Trapeze Capital Corp., an investment dealer and portfolio management company and is also Chairman of Trapeze Asset Management Inc., an affiliated investment counselling company.  Mr. Abramson is a member of the Law Society of Upper Canada and practiced corporate/securities law for 12 years before going into the investment business.

Dr Denis Burger:  Dr. Burger is currently Executive Chairman of Biocide, Inc. (2009 to present) and was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc, an Oregon based biotechnology company from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon.  Dr. Burger received his MSc and PhD in Microbiology and Immunology from the University of Arizona.

Dr. Mark Vincent: Dr. Mark Vincent is the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.  Dr. Vincent is an Associate Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program.

Dr. Jim Wright:  Dr. Wright is presently Chief Executive Officer of Nu Quest Bio Inc. and has been since 2006.  As of July 1, 2010 Dr. Wright has accepted a position as Adjunct Professor in the Department of Biochemistry and Biomedical sciences at McMaster University. Dr. Wright co-founded GeneSense Technologies Inc. in 1996, and served as Lorus’ President, Chief Scientific Officer and a member of the Board of Directors in October 1999 on a merger with GeneSense Technologies Inc.  In September 2006 he stepped down as the President and Chief Executive Officer of Lorus.

Dr. Aiping Young:  Dr. Young has been our President and Chief Executive Officer since September 21, 2006 and was a cofounder with Dr. Wright of GeneSense Technologies Inc.  Dr. Young previously held the position of Chief Operating Officer, Senior Vice President, Research and Development and Chief Technical Officer at Lorus.

Dr. Saied Babaei: Dr. Babaei is currently Vice-President of Business Development.  Dr Babaei joined Lorus in 2006 and has held progressive positions as Associate Director of Corporate Affairs and Director of Corporate Development.  Prior to his employment with Lorus, Dr. Babaei was the Director of Corporate Development at Northern Therapeutics Inc.

Dr. Yoon Lee: Dr. Lee is currently Vice President of Research. Dr. Lee has been with Lorus for ten years, most recently serving as the Director of Research.  He joined Lorus in 1999 through the merger with GeneSense Technologies Inc., where he was a Research Scientist integrally involved in the development of GeneSense Technologies Inc. oligonucleotide therapeutics program.

Elizabeth Williams: Prior to joining Lorus in July 2004, Ms. Williams was an Audit Manager with Ernst and Young LLP.  Ms. Williams is a chartered accountant and has received a bachelor’s degree in business administration.

There are no family relationships among the persons named above and there are no arrangements or understanding with major shareholders, customers, suppliers or others pursuant to which any person was selected as a director or member of senior management.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

Herbert Abramson	St Andrew Goldfields Ltd.
Denis Burger	Trinity Biotech plc BioCurex, Inc.
Mark Vincent	-
Jim A. Wright	-
Aiping Young	-

B.           Compensation

Summary of Executive Compensation

The following table details the compensation information for the most recent fiscal year of the Corporation, for the President and Chief Executive Officer, the Director of Finance and Acting Chief Financial Officer, the Vice President of Business Development and the Vice President of Research (“named executive officers”).  The figures are in Canadian dollars.

Summary Compensation Table

					Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans	Total Compensation ($)

Dr. Aiping Young President and Chief Executive Officer	2010	336,480	N/A	70,500	129,792	Nil	536,772
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer(2)	2010	16,319	N/A	7,050	11,933	Nil	35,299
Dr. Saied Babaei Vice President Business Development	2010	155,951	N/A	21,150	29,630	Nil	206,731
Dr. Yoon Lee Vice President Research	2010	132,810	N/A	21,150	25,632	Nil	179,592
1.
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 83%; (iii) risk free interest rate of 2.51%; and (iv) no dividend yield.

2.	Ms. Williams was on maternity leave from July 2009 to June 2010.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)(1)	All Other Compensation ($)

Dr. Aiping Young President and Chief Executive Officer	2010	336,480	129,792	Nil	50,000	Nil
Ms. Elizabeth Williams (2) Director of Finance, Acting Chief Financial Officer	2010	16,319	11,933	Nil	5,000	Nil
Dr. Saied Babaei Vice President, Business Development	2010	155,951	29,630	Nil	15,000	Nil
Dr. Yoon Lee Vice President, Research	2010	132,810	25,632	Nil	15,000	Nil
(1)	Number of stock options granted during fiscal 2010. These options were granted on July 16, 2009 at a price of $2.10 and have a ten-year life.

Directors’ Compensation

The following table details the compensation received by each Director for the year ended May 31, 2010:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(3)	All Other Compensation ($)	Total Compensation ($)
Mr. Herbert Abramson	37,500	Nil	9,750	Nil	47,250
Dr. Denis Burger(2)	74,040	Nil	19,500	Nil	93,540
Mr. Georg Ludwig(2)(1)	20,603	Nil	9,750	Nil	30,353
Dr. Mark Vincent	29,000	Nil	9,750	Nil	38,750
Dr. Jim Wright	29,500	Nil	9,750	Nil	39,250

(1)	Mr. Ludwig resigned from the Board of Directors on March 4, 2010.
(2)
Non-Canadian directors were paid in U.S. dollars. The amounts disclosed above are in Canadian dollars converted from U.S. dollars at rates prevailing at the time of payment (December 1, 2009 - 1U.S.$ = CDN.$1.0432, January 7, 2010 - 1U.S.$ = CDN.$1.0525, April 14, 2010 - 1U.S.$ = CDN.$1.0435).

(3)
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 114%; (iii) risk free interest rate of 2.44%; and (iv) no dividend yield.

During the fiscal year ended May 31, 2010, each director who was not an officer of the Corporation was entitled to receive 150,000 stock options (the Chair received 300,000) and, at their election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members (including the Chair) receive $500 for meetings held via conference call. There have not been any changes to the fees from the prior year. Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.

On December 3, 2009, stock options to purchase 30,000 common shares at a price of $2.40 per share expiring December 2, 2019 were granted, in aggregate, to our directors. These options vested 50% upon issuance and the remaining 50% will vest after one year.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans - Directors’ and Officers’ Deferred Share Unit Plan”. None of our directors participated in this plan in the years ended May 31, 2010 or 2009.

Management Contracts

Under the employment agreement with President and Chief Executive Officer of the Corporation, Dr. Aiping Young, dated September 21, 2006, Dr. Young’s salary for fiscal 2010 was $336,500. This agreement provides for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. If within 18 months of a change of control of Lorus, Dr. Young’s employment is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years’ of her basic salary plus one month salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).

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

Under the employment agreement with Director of Finance of the Corporation, Ms. Elizabeth Williams, dated May 31, 2004, Ms. Williams’ salary for fiscal 2010 was $66,500. Ms Williams currently provides services on a part-time basis.  This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended to the Board by the Chief Executive Officer. Ms Williams is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

 Under the employment agreement with Vice President, Business Development of the Corporation, Dr. Saied Babaei, dated May 5, 2008; Dr. Babaei’s salary for fiscal 2010 was $156,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months. Dr. Babaei reports to the Chief Executive Officer. The bonus and options allocation of the Vice President, Business Development is as recommended to the Board by the Chief Executive Officer. Dr. Babaei is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Vice President of Research of the Corporation, Dr. Yoon Lee, dated May 5, 2008, Dr. Lee’s salary of for fiscal 2010 was $133,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months. Dr. Lee reports to the Chief Executive Officer. The bonus and options allocation of the Vice President of Research is as recommended to the Board by the Chief Executive Officer. Dr. Lee is entitled to five weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Salary and bonus amounts for each of the Named Executive Officers paid during the fiscal year 2010 were as set out in the above Summary Compensation Table.

Equity Compensation Plans

The following table sets forth certain details as at the end of the fiscal year ended May 31, 2010 and at November 26, 2010 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options (a)			Number of Common shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total Stock Options outstanding and available for Grant (a) + (c)
Plan Category	Number	% of Common shares outstanding	Weighted- average exercise price of outstanding options (b)	Number	% of Common shares outstanding	Number	% of Common shares outstanding

Equity compensation plans approved by Shareholders	599,813	4.3%	$6.78	1,515,641	10.7%	2,115,454	15.0%

Stock Option Plans

The stock option plans were established to advance the interests of Lorus by:

•	Providing Eligible Persons (as defined below) with additional incentives;

•	Encouraging stock ownership by Eligible Persons;

•	Increasing the interest of Eligible Persons in the success of Lorus;

•	Encouraging Eligible Persons to remain loyal to Lorus; and

•	Attracting new Eligible Persons to Lorus.

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

The 1993 Plan

Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries (“Eligible Persons”). The total number of options issued under the 1993 Plan is 27,450. This represents 0.2% of the Company’s issued and outstanding capital as at November 26, 2010. There were no further option grants made under the 1993 Plan after November 2003. Therefore, no further options are issuable under the 1993 Plan. The total number of common shares issuable under actual grants pursuant to the 1993 Plan is 27,450 being 0.2% of the Company ‘s issued and outstanding capital as at November 26, 2010.

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

If an option holder ceases to be an officer, director, continuing consultant or employee of the Corporation or a subsidiary, each unexpired, vested option may be exercised within three months of the date of cessation. In the event of the death of an optionee, each unexpired, vested option may be exercised within nine months of the option holder’s date of death.

Options granted under the 1993 Plan are not transferable. Currently, the 1993 Plan may be amended by the Board subject to regulatory approval in certain circumstances.

The 2003 Plan

Under the 2003 Plan, options may be granted to Eligible Persons. At November 26, 2010, the total number of options outstanding under the 2003 Plan is 572,363 representing 4.1% of the Corporation’s issued and outstanding capital. Options to purchase up to an additional 1,515,641 common shares, being 10.7% of common shares issued and outstanding, remain available for grant under the 2003 Plan. The total number of common shares issuable under the 2003 Plan is 2,088,004. This represents 14.8% of the Corporation’s issued and outstanding capital as at November 26, 2010. The total number of options issued under the 2003 Plan combined with those issued under the 1993 Plan and shares issued under the Alternative Compensation Plan will not exceed 15% of the common shares issued and outstanding at any time.

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

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable thee months after the option holder’s termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation’s notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

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

During the period June 1, 2009 to May 31, 2010, options to purchase 189,406 common shares were granted under the 2003 Plan at exercise prices between $2.10 and $3.60 per common share. During the year ended May 31, 2010, we granted options to employees, other than executive officers of the Corporation, to purchase 41,073 common shares, being 22% of the total incentive stock options granted during the year to employees, executive officers and directors.

Alternative Compensation Plan

On November 30, 2009, after receiving shareholder approval, the Company adopted an alternate compensation plan (the “ACP”) which enables Lorus to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of common shares. The ACP permits the Corporation to, in circumstances considered appropriate by the Board of Directors (the “Board”), encourage the ownership of equity of the Corporation by its directors and senior employees (“Participants”), enhance the Corporation’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Corporation.

Under the ACP, Participants have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”) by the allotment and issuance from treasury of such number of common shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing common share price for the five (5) trading days prior to payment date (the “5-day VWAP”). The issue price of common shares issued under the ACP is the 5-day VWAP.

The maximum number of common shares reserved for issuance under the ACP, when combined with the Stock Option Plans described under “Equity Compensation Plan Information” section, will not exceed 15% of the Corporation’s issued and outstanding common shares at any given time.

There have been no shares issued under the ACP.

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (“ESPP”) with the purpose of the ESPP to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase common shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

For the year ended May 31, 2010, a total of 3,159 common shares had been purchased by employees under the ESPP at prices per share between $2.12 and $2.85 per common share and a weighted average purchase price of $2.42. During the year ended May 31, 2010, under the ESPP, Named Executive Officers, as a group did not purchase any shares.

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

Option Grants During Fiscal Year 2010

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended May 31, 2010:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. Aiping Young President and Chief Executive Officer	50,000(1)	26.4	2.10	2.10	July 15, 2019
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	5,000 (1)	2.6	2.10	2.10	July 15, 2019
Dr. Saied Babaei Vice President, Business Development	15,000 (1)	7.9	2.10	2.10	July 15, 2019
Dr. Yoon Lee Vice President, Research	15,000 (1)	7.9	2.10	2.10	July 15, 2019

(1)
These options to purchase common shares are incentive options. The options only vest upon the attainment of specific undertakings based on certain corporate performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline.  Upon achieving the specific undertakings, 50% of the options vest followed by 25% on the first anniversary and 25% on the second anniversary of the date of granting.

Incentive Compensation Plans
Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at the financial year ended May 31, 2010:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Dr. Aiping Young
1,666
833
3,776
1,888
2,500
2,500
1,250
1,250
2,500
1,250
2,500
1,250
2,500
1,250
5,000
2,500
2,500
5,833
1,250
2,916
2,500
6,944
1,250
3,472
1,666
1,666
2,500
33,333
16,333
15,000
30,000
50,000
40,000

75.00 9.00 48.30 9.00 28.50 28.50 9.00 9.00 28.50 9.00 9.90 9.00 36.60 9.00 35.10 9.00 23.40 23.40 9.00 9.00 23.40 23.40 9.00 9.00 7.80 9.00 9.90 8.10 8.10 6.60 6.15 3.60 2.10
Oct 10, 2010
Oct 10, 2010
Dec 17, 2010
Dec 17, 2010
Sept 17, 2011
Sept 17, 2011
Sept 17, 2011
Sept 17, 2011
July 6, 2012
July 6, 2012
Sep 24, 2012
Sep 24, 2012
July 15, 2013
July 15, 2013
Sep 7, 2013
Sep 7, 2013
July 20, 2014
July 20, 2014
July 20, 2014
July 20, 2014
July 19, 2015
July 19, 2015
July 19, 2015
July 19, 2015
Nov 30, 2015
Jan 5, 2016
July 27, 2016
Oct 5, 2016
Oct 5, 2016
July 21, 2017
Jan 14, 2018
Aug 10, 2018
July 15, 2019
Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil 800

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Ms. Elizabeth Williams	79 39 1,666 833 1,816 908 1,666 1,666 4,494 833 5,000 1,666 15,000 5,000	23.40 9.00 21.60 9.00 23.40 9.00 7.80 9.00 9.90 9.90 6.60 6.60 3.60 2.10	Jul 20, 2014 Jul 20, 2014 Nov 17, 2014 Nov 17, 2014 July 19, 2015 July 19, 2015 Nov 30, 2015 Jan 5, 2016 July 27, 2016 July 27, 2016 July 21, 2017 July 21, 2017 Aug 10, 2018 July 15, 2019	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil 100
Dr. Saied Babaei	5,000 5,000 15,000 7,500	6.60 5.70 3.60 2.10	July 21, 2017 Feb 4, 2018 Aug 10, 2018 July 15, 2019	Nil Nil Nil 150
Dr. Yoon Lee	184 386 575 166 461 908 919 1,666 1,666 4,694 5,000 5,000 15,000 13,500	9.00 9.00 9.00 9.00 9.00 9.00 9.00 7.80 9.00 9.00 6.60 5.70 3.60 2.10	Oct 10, 2010 Sep 17, 2011 July 6, 2012 July 15, 2013 July 15, 2013 July 20, 2014 July 19, 2015 Nov 30, 2015 Jan 5, 2016 July 27, 2016 July 21, 2017 Feb 4, 2018 Aug 10, 2018 July 15, 2019	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil 270

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options at the end of the year ($2.12), and the exercise price of the options.

The options granted to the Named Executive Officers during the year ended May 31, 2010 vest contingently upon the achievement of corporate objectives that the Compensation Committee has deemed to be the value drivers of Shareholder value.  These stock options vest 50% upon the achievement of the stated objectives, 25% on the next anniversary and 25% on the second anniversary.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2010 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2010 ($) Exercisable/ Unexercisable

Dr. Aiping Young President and Chief Executive Officer Former Chief Operating Officer	Nil	Nil	211,576/40,000	400/400
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	26,500/14,166	0/100
Dr. Saied Babaei Vice President, Business Development	Nil	Nil	17,500/15,000	75/75
Dr. Yoon Lee Vice President, Research	Nil	Nil	32,125/18,000	135/135

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

The members of these committees were as follows from September 19, 2007 to October 2, 2008:

Audit Committee:	J. Kevin Buchi, Denis Burger and Alan Steigrod
Compensation Committee:	Alan Steigrod, Denis Burger and Susan Koppy
Nominating and Corporate Governance Committee:	Herbert Abramson, J. Kevin Buchi, and Susan Koppy
Environment, Health and Safety Committee:	Mark Vincent, Jim Wright and Aiping Young

The members of these committees were as follows October 2, 2008 to March 4, 2010:

Audit Committee:	Denis Burger, Georg Ludwig, Herbert Abramson
Compensation Committee:	Denis Burger, Jim Wright
Nominating and Corporate Governance Committee:	Herbert Abramson, Mark Vincent

The members of these committees effective March 4, 2010 are as follows:

Audit Committee:	Denis Burger, Herbert Abramson
Compensation Committee:	Denis Burger, Jim Wright
Nominating and Corporate Governance Committee:	Herbert Abramson, Mark Vincent

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. During the period from June 1 to October 2, 2008, the Compensation Committee was comprised of three directors, Mr. Steigrod (former director of the Company), Mr. Burger and Ms. Koppy (former Director of the Company). From October 2, 2008 to present, the Compensation committee is comprised of Mr. Burger and Mr. Wright. Mr. Burger is chair of the Compensation Committee. The Compensation Committee met four times during the fiscal year ended May 31, 2010.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 1993 and 2003 Stock Option Plans, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

The market for biotechnology companies in the development phase has been extremely challenging throughout fiscal 2010 and it has been negatively impacted further by the deterioration of the capital markets late in calendar 2008 and continuing in 2009 and 2010.  The Compensation Committee has taken these factors into consideration when recommending the compensation for named executive officers and focuses the assessment on achievement of the corporate objectives described below as being the key value drivers of the Corporation.

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

Base Salary - Initial Stock Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Lorus to attract and retain executive officers who can effectively contribute to the long-term success of Lorus.  Base salary for each executive officer is a function of the individual’s skills, abilities, experience, past performance and anticipated future contribution to the success of Lorus. The Compensation Committee uses private and public compensation surveys and their knowledge of industry trends to assist with the determination of an appropriate compensation package for each executive officer.  In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as  a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted stock options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Lorus is to reward corporate and personal performance.  Each year, the Board approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria.  The annual cash bonus for the President and Chief Executive Officer and the other executive offices is based, at least in part, on the level of achievement of these annual objectives.  One hundred percent of the President and Chief Executive Officer’s and seventy-five percent of the other executive officers’ cash bonus is based on the level of achievement of corporate objectives. The balance of the other executive officers’ bonus is based on achievement of individual/departmental objectives.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board.  The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each executive officer, during the year ended May 31, 2010, the potential annual cash bonuses range from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

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

The number options granted for executives of Lorus for the 2010 fiscal year was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the common shares on the TSX on the last trading day prior to the date of grant. Options to purchase common shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The granting of options to purchase common shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

Performance Metrics

The performance of the President and Chief Executive Officer and other Named Executive Officers for the 2010 financial year was measured in the following areas:

1.	Maximizing the value of LOR-2040;

2.	Maximizing the value of LOR-253;

3.	Advancing another lead drug candidate in preparation for GLP-toxicology studies;

4.	Establishing at least one corporate partnership;

5.	Formulating a detailed strategic plan; and

6.	Equity financing of at least $10 million subject to the Board approval.

Each of the above is weighted 20%, 20%, 10%, 20%, 5% and 25% in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. Based on these criteria the Board assigned an achievement of 80.5%. In its evaluation, the Board also considered the impact of negotiating the repurchase of the convertible debt on management’s attainment of the objectives during the year and in recognition of the significance of this achievement determined that management receive an overall rating of 100%. Incentive compensation related to the attainment of these objectives will be paid in fiscal 2011. Similar performance metrics were established for the year-ended May 31, 2011 based on the approved business plan for the current year.

Audit Committee

The current members of the audit committee are Herb Abramson and Denis Burger. Mr. Ludwig was also a member of the Audit Committee prior to resigning in March 2010. The Board intends to add a member to the Committee following the 2010 Annual General Meeting. Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Abramson and Burger are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation. Mr. Abramson is the chairman of two investment management companies and is educated and experienced in reading and analyzing financial statements. Mr. Burger, in his previous position as Chairman and CEO of AVI Biopharma, is educated and experienced in reading and analyzing financial statements. Mr. Abramson sits on the Audit Committee of a publicly listed mining company. Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies. Additionally, we believe that the members of the audit committee qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

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

D.           Employees

As at May 31, 2010, we employed 17 full-time persons and three part-time people in research and drug development and administration activities. Of our employees, seven hold Ph.D.s.  All employees work at the Company’s primary location. To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans and employees can participate in the employee share purchase plan.

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

E.           Share Ownership

The following table sets forth information regarding beneficial ownership of our common shares as of November 26, 2010, by our officers and directors individually and as a group.

					Options to Purchase Shares
	Number of Shares	Warrants(1)	Total Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Underlying Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range-Year)

Dr. Aiping H. Young	112,584	45,000	112,584	0.62%	249,910	$2.10-$48.30	2010-2019
Elizabeth Williams	427	142	569	0.00%	40,666	$2.10-$23.40	2014-2019
Dr. Saied Babaei	1,605	450	2,055	0.01%	32,500	$2.10-$6.60	2017-2019
Dr. Yoon Lee	Nil	Nil	Nil	Nil	49,941	$2.10-$9.00	2011-2019
Dr. Jim A. Wright	156,659	2,000	158,659	0.88%	16,665	$2.40-$9.00	2016-2019
Herbert Abramson(2)	5,027,811	3,883,592	8,911,403	49.41%	14,999	$2.40-$6.60	2017-2019
Dr. Denis Burger	1,9870	Nil	1,987	0.01%	29,999	$2.40-$6.60	2017-2019
Dr. Mark Vincent	Nil	Nil	Nil	Nil	14,999	$2.40-$6.60	2017-2019
All directors and executive officers as a group	5,256,073	3,931,184	9,187,257	50.93%	449,679	$2.10-$48.30	2010-2019

(1)
Warrants to purchase common shares were acquired pursuant to a rights offering completed on November 8, 2010.  Each warrant represents the right to acquire a common share at an exercise price of $1.33. These warrants will expire on May 8, 2012.  Included in the amount for Mr. Abramson are 283,333 warrants to purchase shares that were acquired pursuant to a private placement that was completed on November 27, 2009.  Each warrant represents the right to acquire a common share at an exercise price of $2.40. These warrants will expire on May 27, 2010.

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

All of our shareholders have equal voting rights.

High Tech Beteiligungen GmbH & Co. KG

On July 13, 2006, Lorus entered into a share purchase agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million.  The transaction closed on August 30, 2006.  Subsequent to that date, High Tech indirectly acquired an additional 290,000 common shares.  On August 7, 2008, High Tech acquired 7.3 million common shares and 3.6 million warrants to purchase common shares at an exercise price of $0.18 pursuant to a rights offering; warrants expire on August 7, 2010 if unexercised. As of November 27, 2009, based solely on public filings with securities regulators, High Tech holds approximately 12% of the issued and outstanding common shares of Lorus.

Herbert Abramson and Affiliates

On July 24, 2006 Lorus entered into a share purchase agreement with Technifund Inc., a company affiliated with Herbert Abramson, one of our directors, to issue, on a private placement basis, 5,000,000 common shares at $0.36 for gross proceeds of $1,800,000.    On August 7, 2008, Technifund Inc. acquired 15.2 million common shares and 7.6 million warrants to purchase common shares at an exercise price of $0.18 pursuant to a rights offering. The warrants expired on August 9, 2010.

On October 6, 2009 the Company received a loan by way of a promissory note from Mr. Abramson.  The principal amount of $1.0 million bears interest at a rate of 10% per annum.  Principal and interest were originally due six months from the date the loan was entered into.  On November 27, 2009, the loan was repaid as part of a private placement, whereby Mr. Abramson acquired 17.0 million common shares and 8.5 million warrants to purchase common shares of the Company at an exercise price of $0.08; the warrants expire on May 27, 2011 if unexercised.

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson, to borrow $1 million. The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The funds were used for general working capital purposes. In addition, in August 2010, the Company obtained interim financing from Mr. Abramson by way of three $500 thousand six month loans, the first of which was advanced on August 11, 2010 and the second and third on September 13, 2010 and October 5, 2010, respectively.

In August 2010, in connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Mr. Abramson, pursuant to which Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed at price of $1.11 per unit for 3.6 million units of the offering for $4.0 million. The Company has repaid the $1 million promissory note outstanding to Trapeze Capital Corporation and the interim financing promissory notes outstanding to Mr. Abramson with the proceeds of the completed rights offering. For further information regarding the rights offering, see “Business Overview - Financial Strategy - Rights Offering and Financing Commitment” for a description of the rights offering.

 As of November 26, 2010, Mr Abramson and his affiliated company, Technifund Inc., hold approximately 35.7% of the issued and outstanding common shares of Lorus.

Other Parties

To our knowledge, based on publicly available information filed on form 13-G, The Erin Mills Investment Corporation holds approximately 5.1% and William Richard Hermon holds approximately 5.6% of the Company’s issued and outstanding common shares.

B.           Related Party Transactions

See Item 7.A.

During the year ended May 31, 2010, the Company expensed consulting fees of nil to a director of the Company (2009 - $25 thousand; 2008 - $31 thousand). There was no amount payable at May 31, 2010 (2009 - nil; 2008 - $30 thousand). This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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

Item 9.                 The Offer and Listing

A.           Offer and Listing details

Not applicable, except for Item 9A (4) and Item 9C.

Price Range of Common Stock and Trading Markets

Our common shares are currently listed on the TSX under the symbol “LOR”.  Until October 31, 2008 our shares were also listed on the American Stock Exchange (now the NYSE Amex) under the symbol “LRP”.  The following table sets out the price ranges and trading volumes of our common shares on the TSX and AMEX for the periods indicated below.  Effective October 31, 2008, the Company voluntarily delisted from the AMEX, therefore no prices are provided for periods after that date.

	American Stock Exchange/ NYSE Amex (US$)**		Toronto Stock Exchange/TSX (CDN$)*
Five most recent full fiscal years:	High	Low	High	Low
Year ended May 31, 2010	**	**	3.90	1.80
Year ended May 31, 2009	**	**	0.16	0.03
Year ended May 31, 2008	0.27	0.11	0.26	0.14
Year ended May 31, 2007	0.34	0.14	0.39	0.22
Year ended May 31, 2006	0.79	0.19	0.92	0.22

Year ended May 31, 2010
Quarter ended May 31, 2010	**	**	3.60	2.40
Quarter ended February 28, 2010	**	**	3.90	2.10
Quarter ended November 30, 2009	**	**	3.00	1.80
Quarter ended August 31, 2009	**	**	2.70	1.80

Year ended May 31, 2009
Quarter ended May 31, 2009	**	**	0.21	0.14
Quarter ended February 28, 2009	**	**	0.21	0.16
Quarter ended November 30, 2008	0.27	0.14	0.25	0.17
Quarter ended August 31, 2008	0.26	0.15	0.26	0.16

October 2010	**	**	1.18	0.95
September 2010	**	**	1.40	1.05
August 2010	**	**	1.88	1.25
July 2010	**	**	2.10	1.72
June 2010	**	**	2.55	2.00
May 2010	**	**	3.30	2.04

*Effective May 31, 2010 the Company consolidated its shares on a 1:30 basis.  Share prices for 2010 have been restated to show the impact of the consolidation.
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

The rights of holders of our common shares can be changed at any time in a stockholder meeting where the modifications are approved by 66 2/3% of the shares represented by proxy or in person at a meeting at which a quorum exists.

All holders of our common shares are entitled to vote at annual or special meetings of stockholders, provided that they were stockholders as of the record date. The record date for stockholder meetings may precede the meeting date by no more than 50 days and not less than 21 days, provided that notice by way of advertisement is given to stockholders at least seven days before such record date. Notice of the time and place of meetings of stockholders may not be less than 21 or greater than 50 days prior to the date of the meeting. There are no:

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

Common Shares

Each holder of record of common shares is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding common shares are entitled to those dividends declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding common shares are, and all unissued common shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional common shares may be issued in the future, the relative interests of the then existing stockholders may be diluted. There were 9,933,454 common shares issued and outstanding at May 31, 2010.

Convertible Debentures

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures were secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement were due on October 6, 2009 and  subject to interest payable monthly at a rate of prime plus 1%.   Interest was payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest were issued at an amount equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2010, the Company issued 7,000 common shares in settlement of $15 thousand in interest. For the year ended May 31, 2009, the Company issued 10,620,000 common shares in settlement of $707 thousand in interest.  For the year ended May 31, 2008, the Company has issued 5,383,000 common shares in settlement of $1 million in interest.

On June 22, 2009, the Company reached a settlement with The Erin Mills Investment Corporation with respect to the purchase and settlement of the convertible debentures.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation for a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals, LLC, sale of intellectual property associated with Virulizin and sale of Lorus’ shares in its wholly owned subsidiary, Pharma Immune Inc., which holds an equity interest in ZOR Pharmaceuticals, LLC.  Under the agreement, Lorus will be entitled to 50% of any royalties received under the ZOR Pharmaceuticals, LLC license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR Pharmaceuticals, LLC license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  The Erin Mills Investment Corporation will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR Pharmaceuticals, LLC license agreement.  Lorus will assist The Erin Mills Investment Corporation with certain agreed upon services.

For receipt of the intellectual property associated with Virulizin and all of Lorus’ shares in Pharma Immune Inc., The Erin Mills Investment Corporation has released all security interest in the assets of Lorus.

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

Shares Eligible for Future Sale

Future sales of substantial amounts of our common shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our common shares and could impair our future ability to raise capital through an offering of our equity securities.

At May 31, 2010, there were 672,901 options outstanding under the plan to purchase an equal number of common shares. The outstanding options are exercisable at a weighted average price per share of $6.60.

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

1.	Share Purchase Warrant Indenture dated October 4, 2010 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

2.	Standby Purchase Agreement dated September 16, 2010 between the Company and Herbert Abramson in connection with the November 2010 rights Offering

3.	Standby Purchase Agreement Amendment dated September 27, 2010.

4.	Form of Canadian Subscription agreement used in connection with November 2009 private placement.

5.	Form of Canadian Warrant issued in connection with November 2009 private placement.

6.	Form of United States Subscription agreement used in connection with November 2009 private placement.

7.	Form of United States Warrant agreement issued in connection with November 2009 private placement.

8.	Promissory note dated October 6, 2009 between the Company and Herbert Abramson regarding a loan to the Company of $1,000,000.

9.	Promissory note dated April 14, 2010 between the Company and Herbert Abramson regarding a loan to the Company of $1,000,000.

10.	Settlement Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation with respect to the purchase and settlement of $15 million secured convertible debentures.

11.	Asset Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the intellectual property associated with Virulizin.

12.
Supply and Services Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc. under which the Company agreed to provide certain business development services associated with the Virulizin intellectual property sold.

13.
Share Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the sale of Lorus’ shares in its wholly-owned subsidiary Pharma Immune Inc.

14.
Animal Rights License Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc. under which the Company is granted certain rights to develop and market Virulizin for use in animals.

15.
Amendment, Assignment, Assumption, Novation and Consent Agreement dated June 19, 2009 between the Company, ZOR Pharmaceuticals, LLC, Erin Mills Biotech Inc. and The Erin Mills Investment Corporation under which the Company assigned its rights under the licence agreement with ZOR Pharmaceuticals, LLC.

16.	Share Purchase Warrant Indenture dated June 27, 2008 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

17.	Exclusive License Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC. See “Collaboration Agreements - Zoticon Bioventures LLC”.

18.	Independent Contractor Services Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC. See “Collaboration Agreements - Zoticon Bioventures LLC”.

19.	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC. See “Collaboration Agreements - Zoticon Bioventures LLC”.

Please refer to Item 4 - Business Overview - Financial Strategy - Share Issuances, for details of the share purchase agreements entered into with each of High Tech and Technifund Inc. and the November 2009 private placement.  Please refer to Item 4 - Business Overview - Financial Strategy - Secured Convertible Debentures, for details of the subscription agreement, debentures and warrants entered into with The Erin Mills Investment Corporation.  Please refer to Item 4 - Business Overview - Financial Strategy - Plan of Arrangement and Corporate Reorganization.

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

E.           Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “ITA”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the ITA; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition  of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the stock of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended May 31, 2010, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year.    The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership, and Disposition of Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012.  In addition, for tax years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the common shares) to report information relating to such assets, subject to certain exceptions.  U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of common shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder of common shares of the Corporation (“Common Shares”) and who, for purposes of the Tax Act and at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) the Common Shares in carrying on a business in Canada, deals at arm’s length with and is not affiliated with the Corporation and holds the Common Shares as capital property (a “Holder”).  Generally, the Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold the Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; or (iv) that has elected to report its tax results in a functional currency other than Canadian currency.   Special rules, which are not discussed in this summary, may apply to a Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on business in Canada and elsewhere.  Such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act (including the regulations (“Regulations”)  thereunder) in force as of the date hereof and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof.  This summary takes into account all specific proposals to amend the Tax Act (and the Regulations) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action.  This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisors regarding the income tax considerations applicable to them having regard to their particular circumstances.

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “US Treaty”), as amended, the dividend withholding tax rate is generally reduced to 15% in respect of a dividend paid or credited to a Holder beneficially entitled to the dividend who is resident in the U.S. for purposes of the US Treaty and whose entitlement to the benefits of the US Treaty is not limited by the limitation of benefits provisions of the US Treaty.  Holders are urged to consult their own tax advisors to determine their entitlement to relief under the US Treaty or any other applicable tax treaty as well as their ability to claim foreign tax credits with respect to any Canadian withholding tax, based on their particular circumstances.

Disposition of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, unless the Common Share constitutes or is deemed to constitute “taxable Canadian property” to the Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

In general, provided the Common Shares are listed on a “designated stock exchange” (which currently includes the TSX) at the date of the disposition, the Common Shares will only constitute “taxable Canadian property” of a Holder where, at any time within the 60-month period preceding the disposition: (i) such Holder has, either alone or in combination with persons with whom the holder does not deal at arm's length, owned 25% or more of the issued shares of any class or series of the Corporation’s capital stock, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, and (D) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (ii)(A) to (C), whether or not the property exists. However, and despite the foregoing, in certain circumstances the Common Shares may be deemed to be “taxable Canadian property” under the Tax Act.

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

If you are a stockholder, you may request a copy of these filings at no cost by contacting us at:

2 Meridian Road
Toronto, Ontario, M9W 4Z7
Canada
Phone (416) 798-1200
Fax (416) 798-2200

I.           Subsidiary Information

Lorus’ currently has one subsidiary, NuChem Pharmaceuticals Inc., a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital. Effective May 31, 2009, the Company wound up GeneSense Technologies Inc., a corporation incorporated under the laws of Canada, of which Lorus owned 100% of the issued and outstanding share capital into Lorus.  On June 22, 2009, the Company transferred its ownership in Pharma Immune Inc. to The Erin Mills Investment Corporation as part of the consideration provided on the repurchase of the convertible debentures.

Item 11.                 Qualitative and Quantitative Disclosures about Market Risk

Refer to notes 8 and 9 of the consolidated financial statements in Item 18.

The Company is not exposed to significant market risks.  The Company does not currently have significant interest, credit or foreign currency risk.

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

Limitations

 The above discussion includes only those exposures that exist as of May 31, 2010, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See item 3.D.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividends, Arrearages and Delinquencies

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

Disclosure Controls and Procedures

As of the end of our fiscal year ended May 31, 2010, an evaluation of the effectiveness of  our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer.  Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rules 13a - 15(f) and 15d- 15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at May 31, 2010.  In management’s opinion, the internal control over financial reporting is effective as at May 31, 2010.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control - Integrated Framework to evaluate the effectiveness of our internal control over financial reporting. As part of its assessment, management has identified the following two deficiencies described below, but believes that the Company’s limited number of transactions, day-to-day management involvement in operations and reporting and access to third party experts sufficiently limit the risk of material misstatement in our financial statements.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management’s report in this annual report.

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

To address this risk, we consult with our third party expert advisors as needed in connection with the identification, recording and reporting of complex and non-routine transactions. In addition, an annual audit is completed by our auditors, and presented to the Audit Committee for its review and approval. During the audit for the fiscal year ended May 31, 2010, no material misstatements were identified.

 (c)  Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting during the year ended May 31, 2010, that have materially affected, or are reasonably likely to materially affect our’ internal control over financial reporting.

Item 16.                 [Reserved]

Item 16A.              Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Denis Burger, a director of the Company and the Acting Chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable NYSE Amex rules.

Item 16B.              Code of Ethics

We have adopted a Code of Ethics, which applies to all of our officers, directors, employees and consultants.    A copy of the Code of Ethics is available upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario  M9W 4Z7.  There were no amendments to, or waivers granted under, the Code of Ethics during our fiscal year ended May 31, 2010.

Item 16C.              Principal Accountant Fees and Services

KPMG LLP has served as our principal independent auditors since October 1994.  The total fees billed for professional services by KPMG LLP (our independent auditors) for the years ended May 31, 2010 and 2009 are as follows:

	2010	2009
Audit Fees	$379,500	$252,000
Tax Fees	$19,150	$39,000
All Other Fees	$36,638	$19,000
Total	$435,288	$310,000

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and accounting assistance and fees for services associated with the filing of the filing of a registration statement on Form F-1 with the SEC and a Canadian prospectus with the Canadian securities regulatory authorities and other regulatory assistance. Tax fees relate to assistance provided with review of tax returns and assistance with specific tax issues.  Other fees consist of  CPAB Fees and expenses.

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

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2010.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.                 Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.                 Financial Statements

The Consolidated Financial Statements of Lorus Therapeutics Inc. are attached as follows:

Item 19.                 Exhibits

Number	Exhibit
1.1 *	Articles of Arrangement
1.2 *	By-law #2 of the Registrant
2.1**	Share Purchase Agreement dated as of July 13, 2006 between Lorus and High Tech Beteiligungen GmbH & Co. KG
2.2**	Registration Rights Agreement dated as of August 30, 2006 between Lorus and High Tech Beteiligungen GmbH & Co. KG
2.3**	Share Purchase Agreement dated as of July 24, 2006 between Lorus and Technifund Inc.
2.4 ***	Subscription Agreement entered into with The Erin Mills Investment Corporation dated October 6, 2004
2.5**	Convertible Secured Debentures issued to The Erin Mills Investment Corporation on April 15, 2005, January 14, 2005 and October 6, 2004
2.6****
Arrangement Agreement dated May 1, 2007, as amended, between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc., GeneSense Technologies Inc. and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007.

2.7*****	Warrant Repurchase Agreement dated May 1, 2007 between the Company and The Erin Mills Investment Corporation
2.8*****	Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense Technologies Inc. and The Erin Mills Investment Corporation as amended June 28, 2007
2.9+	Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.10+	Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense Technologies Inc.
2.11+	Virulizin and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.12+	Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.13+	NuChem Pharmaceuticals Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.14+	GeneSense Technologies Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and New Lorus
2.15*****	Pinnacle Share purchase agreement dated July 10, 2007 between Old Lorus and 6707157 Canada Inc.
2.16+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company
2.17+	Escrow Agreement between 6707157 Canada Inc, the Company and Equity Transfer & Trust Company dated July 10, 2007
2.18+	Amended and Restated Guarantee and Indemnity between GeneSense Technologies Inc. and The Erin Mills Investment Corporation dated July 10,
2.19+	Amended and Restated Share Pledge Agreement between the Company and The Erin Mills Investment Corporation dated July 10, 2007
2.20##	Form of Canadian Subscription agreement used in connection with November 2009 private placement.
2.21##	Form of Canadian Warrant agreement issued in connection with November 2009 private placement.
2.22##	Form of United States Subscription agreement used in connection with November 2009 private placement.
2.23##	Form of United States Warrant issued in connection with November 2009 private placement.

2.24##	Promissory note dated October 6, 2009 between the Company and Herbert Abramson.
2.25#	Share Purchase Warrant Indenture dated June 27, 2008 between the Company and Computershare Trust Company of Canada.
2.26#	Settlement Agreement dated June 19. 2009 between the Company and The Erin Mills Investment Corporation with respect to the purchase and settlement of $15 million secured convertible debentures.
2.27#	Asset Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the intellectual property associated with Virulizin.
2.28#	Supply and Services Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.29#	Share Purchase Agreement regarding sale of Pharma Immune Inc dated June 19, 2009 between the Company and The Erin Mills Investment Corporation.
2.30#	Animal Rights License Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.31#	Amendment, Assignment, Assumption, Novation and Consent Agreement dated June 19, 2009 between the Company, ZOR Pharmaceuticals, LLC, Erin Mills Biotech Inc. and The Erin Mills Investment Corporation.
2.32	Promissory note dated April 14, 2010 between the Company and Herbert Abramson.
2.33##	List of subsidiaries
2.34##	Code of Business Conduct and Ethics
2.35	Share Purchase Warrant Indenture dated October 4, 2010 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.
2.36	First Supplemental Indenture dated as of the 18th day of October, 2010
2.37	Standby Purchase Agreement dated September 16, 2010 between the Company and Herbert Abramson in connection with the November 2010 rights Offering
2.38	Standby Purchase Agreement Amendment dated September 27, 2010.
4.1+++	Stock Option Plans
4.2+++	Form of Officer and Director Indemnity Agreement
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
4.4 ++++	Exclusive License Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.
4.5++++	Independent Contractor Services Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.
4.6++++	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
*	Incorporated by reference to File 0-32001, Form 6-K dated November 19, 2007.
**	Incorporated by reference to File 1-32001, Form 20 F, Annual Report, dated November 21, 2006.
***	Incorporated by reference to File 1-32001, Form 6-K dated February 10, 2005.
****	Incorporated by reference to File 1-32001, Form 6-K dated May 30, 2007.
*****	Incorporated by reference to File 1-32001, Form 6-K dated November 20, 2007.

+	Incorporated by reference to File 1-32001, Form 6-K dated September 4, 2007.
++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
+++	Incorporated by reference to File 1-32001, Form 20 F, Annual Report, dated November 29, 2007.
++++	Incorporated by reference to File 1-32001, Form 6K dated April 21, 2008
#	Incorporated by reference to File 1-32001, Form 6K dated November 16, 2009
##	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 30, 2009.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LORUS THERAPEUTICS INC.

By:	/s/ Aiping H. Young
Name: Aiping H. Young Title: President and Chief Executive Officer Date: November 29, 2010

By:	/s/ Elizabeth Williams
Name: Elizabeth Williams Title: Director of Finance and Acting Chief Financial Officer Date: November 29, 2010

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

Aiping Young President and Chief Executive Officer	Elizabeth Williams Director of Finance (Acting Chief Financial Officer)

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended May 31, 2010 and for the period from inception on September 5, 1986 to May 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2010 and for the period from inception on September 5, 1986 to May 31, 2010 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 23, 2010, except
as to note 18 which is
as of October 12, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

LORUS THERAPEUTICS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

May 31, 2010 and 2009
	2010	2009

Assets

Current assets:
Cash and cash equivalents (notes 9 and 12)	$667	$5,374
Short-term investments (notes 4 and 9)	247	490
Prepaid expenses and other assets	636	826
	1,550	6,690

Fixed assets (note 5)	147	231
Goodwill	606	606

	$2,303	$7,527

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable	$387	$299
Accrued liabilities	1,458	1,131
Promissory note payable (note 17)	1,000	-
Secured convertible debentures (note 13)	-	14,448
	2,845	15,878

Shareholders' deficiency:
Share capital (note 6):
Common shares	163,920	162,240
Equity portion of secured convertible debentures (note 13)	-	3,814
Stock options	3,704	3,845
Contributed surplus	14,875	10,744
Warrants	1,039	417
Deficit accumulated during development stage	(184,080)	(189,411)
	(542)	(8,351)

Basis of presentation (note 1)
Contingencies, commitments and guarantees (note 14)
Subsequent events (note 18)

	$2,303	$7,527

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Denis R. Burger"	Director

"Aiping H. Young"	Director

LORUS THERAPEUTICS INC.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian dollars, except for per common share data)
				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2010	2009	2008	2010

Revenue	$131	$184	$43	$1,171

Expenses:
Research and development (note 11)	2,517	3,757	6,260	126,514
General and administrative	2,964	2,958	3,715	60,839
Stock-based compensation (note 7)	176	446	719	8,594
Depreciation and amortization of fixed assets	86	189	317	9,817
Cost of sales	-	-	2	105
	5,743	7,350	11,013	205,869

Other expenses (income):
Interest expense	54	707	1,029	4,022
Accretion in carrying value of convertible debentures (note 13)	80	1,707	1,176	4,983
Amortization of deferred financing costs (note 13)	-	-	-	412
Interest income	(21)	(270)	(542)	(12,257)
	113	2,144	1,663	(2,840)

Loss from operations	(5,725)	(9,310)	(12,633)	(201,858)

Gain on repurchase of convertible debentures and transfer of assets (note 13)	11,006	-	-	11,006
Gain on sale of shares (notes 1(b) and 14)	50	450	6,299	6,799

Net earnings (loss) for the period and other comprehensive income (loss)	$5,331	$(8,860)	$(6,334)	$(184,053)

Basic and diluted earnings (loss) per common share	$0.57	$(1.08)	$(0.87)

Weighted average number of common shares outstanding used in the calculation of (in thousands):
Basic earnings per share	9,364	8,236	7,169
Diluted earnings per share	9,379	8,236	7,169

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)
				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2010	2009	2008	2010

Deficit, beginning of period:
As previously reported	$(189,411)	$(180,551)	$(174,190)	$-
Change in accounting policy	-	-	(27)	(27)
As restated	(189,411)	(180,551)	(174,217)	(27)

Net earnings (loss) for the period	5,331	(8,860)	(6,334)	(184,053)

Deficit, end of period	$(184,080)	$(189,411)	$(180,551)	$(184,080)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2010	2009	2008	2010

Cash flows from operating activities:
Net earnings (loss) for the period	$5,331	$(8,860)	$(6,334)	$(184,053)
Items not involving cash:
Gain on repurchase of convertible debentures and transfer of assets (note 13)	(11,006)	-	-	(11,006)
Gain on sale of shares (note 1(b) and 14)	(50)	(450)	(6,299)	(6,799)
Stock-based compensation	176	446	719	8,594
Interest on convertible debentures	15	707	1,029	3,983
Accretion in carrying value of convertible debentures	80	1,707	1,176	4,983
Amortization of deferred financing costs	-	-	-	412
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	86	189	317	22,378
Other	(8)	(10)	(7)	437
Change in non-cash operating working capital (note 12)	1,655	(942)	(794)	1,201
Cash used in operating activities	(3,721)	(7,213)	(10,193)	(159,870)

Cash flows from financing activities:
Issuance of debentures, net of issuance costs	-	-	-	12,948
Issuance (repurchase) of warrants	-		(252)	37,153
Payment on settlement of convertible debentures, including transaction costs (note 13)	(3,521)	-	-	(3,521)
Proceeds on sale of shares, net of arrangement costs (note 1(b) and 14)	-	600	7,561	6,899
Issuance of common shares and warrants, net of issuance costs (note 6)	2,287	3,207	-	114,519
Cash provided by financing activities	(1,234)	3,807	7,309	167,998

Cash flows from investing activities:
Maturity (purchase) of investments, net	250	6,304	4,189	(250)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(2)	(176)	(58)	(6,305)
Proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in) investing activities	248	6,128	4,131	(7,461)

Increase (decrease) in cash and cash equivalents	(4,707)	2,722	1,247	667

Cash and cash equivalents, beginning of period	5,374	2,652	1,405	-

Cash and cash equivalents, end of period	$667	$5,374	$2,652	$667

Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

1.	Basis of presentation:

(a)	Going concern:

Lorus Therapeutics Inc. (the "Company") has not earned substantial revenue from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of significant payments from strategic partners.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is significant doubt about the appropriateness of the use of the going concern basis because management has forecasted that the Company's current level of cash and cash equivalents and short-term investments, including the $4 million investment described in note 18, will not be sufficient to execute its current planned expenditures for the next 12 months without further investment.  The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheets classifications used.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

1.	Basis of presentation (continued):

(b)	Reorganization:

On November 1, 2006, the Company was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc., formerly Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization (the "Arrangement").  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in the Company (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of the Company.

In connection with the Arrangement, the Company received cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand related to the indemnification (received in July 2008), before transaction costs.  After completion of the Arrangement, the Company is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

Under the Arrangement, the Company and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of various matters discussed in note 14.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

1.	Basis of presentation (continued):

The Arrangement has been accounted for on a continuity of interest basis and, accordingly, the consolidated financial statements of the Company reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these consolidated financial statements include those of Old Lorus.

(c)	Share consolidation:

In accordance the authority granted by shareholders at the Company's annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company's outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company's Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010.  The share consolidation affects all of the Company's common shares, stock options and warrants outstanding at the effective time.  Fractional shares were not issued.  Prior to consolidation the Company had approximately 298 million shares outstanding.  Following the share consolidation, the Company has approximately 9.9 million common shares outstanding.  Similarly, prior to consolidation, the Company had approximately 20.2 million stock options and 36.9 million warrants to purchase common shares outstanding.  Following the share consolidation, the Company had approximately 673 thousand stock options and 1.3 million warrants to purchase common shares outstanding.

In these consolidated financial statements, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation.  All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as earnings (loss) per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

2.	Changes in accounting policies:

(a)	Goodwill and intangible assets:

Effective June 1, 2009, the Company adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets ("Section 3062"), and Section 3450, Research and Development Costs and establishes the  standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The adoption of this new standard did not have an impact on the Company's consolidated financial statements.

(b)	Financial instruments:

Effective June 1, 2009, the Company adopted the amendments under Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The adoption of the new standard did not have a material impact on the consolidated financial statements.

(c)	Credit risk and fair value of financial assets and financial liabilities:

Effective January 1, 2009, the Company adopted Emerging Issue Committee Abstract 173 ("EIC 173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  EIC 173 requires the Company to take into account the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of the new standard did not have a material impact on the consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem").  On May 31, 2009, its wholly owned subsidiary, GeneSense Technologies Inc. ("GeneSense") was wound up and its operations and net assets assumed by Lorus Therapeutics, the parent company.  On June 19, 2009 the Company disposed of its shares of Pharma Immune Inc. ("Pharma Immune") (note 13).  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with Canadian GAAP.

(b)	Revenue recognition:

Revenue includes product sales, service, license and royalty revenue.

The Company recognizes revenue from product sales and provision of services when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable and collectability is reasonably assured.  The Company allows customers to return product.  Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(c)	Financial instruments:

Financial instrument classification:

Management determines the classification of financial assets and financial liabilities at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition.  The classification depends on the purpose for which the financial instruments were acquired, their characteristics and/or management's intent.  Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments and amortized using the effective interest method.

The Company's financial instruments were classified in the following categories:

(i)	Cash and cash equivalents:

Cash and cash equivalents are classified as held-for-trading investments and measured at fair value.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statements of operations and comprehensive income.  As a result of adopting the new standards, there was no material change in valuation of these assets.

The Company considers unrestricted cash on hand and in banks, term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(ii)	Short-term investments:

Short-term investments are liquid Canadian government or corporate instruments having original maturity dates greater than three months and less than one year and are classified as held-to-maturity investments, except where the Company does not intend to, or cannot reasonably expect to hold the investment to maturity in which case the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations and comprehensive income.

Upon adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), on June 1, 2007, the Company designated certain corporate instruments then having maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of these investments of $27 thousand and a corresponding increase in the opening deficit at June 1, 2007.  The Company recognized a net unrealized gain in the consolidated statements of operations and comprehensive income for the year ended May 31, 2010 of $8 thousand (2009 - $10 thousand, 2008 - $7 thousand).

The Company invests in high-quality fixed income government and corporate investments with low credit risk.

(iii)	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities and promissory note payable are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.

(iv)	Secured convertible debentures:

The secured convertible debentures, prior to their repurchase in June 2009, were classified as other financial liabilities and accounted for at amortized cost using the effective interest method.  The deferred financing charges related to the secured convertible debentures for the periods presented were included as part of the carrying value of the secured convertible debentures and were amortized using the effective interest method.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(v)	Embedded derivatives:

Where applicable, the Company separates embedded derivatives from a related host contract and measures those embedded derivatives at fair value.  Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statements of operations and comprehensive income in the period in which the change occurs.  In the periods, presented, the Company did not identify any embedded derivatives that require separation from the related host contract.

(vi)	Transaction costs:

Transaction costs directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

(vii)	Fair value hierarchy:

All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions.  Financial instruments are required to be measured at fair value at each reporting.  Financial instruments have been ranked using a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements:

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

•	Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

See note 15 for a breakdown of these financial instruments.

(d)	Fixed assets:

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

(f)	Goodwill:

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination.  Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist.  The impairment test is carried out in two steps.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value.  When the fair value of a reporting unit including goodwill exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination.

The Company has identified no impairment relating to goodwill for 2010, 2009 and 2008.

(g)	Acquired patents and licenses:

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

(h)	Impairment of long-lived assets:

The Company reviews long-lived assets which include fixed assets and intangible assets with finite useful lives for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

The Company has identified no impairment relating to long-lived assets for 2010, 2009 and 2008.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors.  Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant.  Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

The Company uses the fair value based method of accounting for employee awards granted under the Plan.  The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing model at the grant date.  The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.  Actual forfeitures are accounted for as they occur.

Stock options awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing model at the grant date.  Consideration paid on the exercise of stock options and warrants is credited to common shares.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  For units issued under this plan, the Company records an expense and a liability equal to the market value of the shares issued.  The accumulated liability is adjusted for market fluctuations on a quarterly basis.  There are currently no units issued under this plan.

The Company has an alternate compensation plan ("2009 ACP") that provides directors and senior management ("participants") with the option of receiving director's fees, salary, bonuses or other remuneration ("Remuneration") in common shares rather than cash.  Under the plan, the participant receives an allotment from treasury of such number of shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing common share price for the five trading days prior to payment date (the "5-day VWAP").  The issue price of the shares is the 5-day VWAP.  There are currently no shares allotted for issuance under this plan.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(j)	Investment tax credits:

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.  Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.  Investment tax credits receivable at May 31, 2010 of $400 thousand are classified as prepaid expenses and other assets (2009 - $600 thousand).

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

(l)	Earnings (loss) per share:

Basic earnings (loss) per common share is calculated by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings (loss) per common share is calculated by dividing the loss for the year by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants as applicable, calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(m)	Segmented information:

The Company is organized and operates as one operating segment, the research and development of anti-cancer therapies.  Substantially all of the Company's identifiable assets as at May 31, 2010 and 2009 are located in Canada.

(n)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheets dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

(o)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates and assumptions.  Significant areas requiring the use of management estimates include the historical valuation of the convertible debentures, fair value of guarantees, fair value of the obligation for indemnifications provided on the Arrangement between the Company and Old Lorus, the fair value of long-lived assets and the determination of impairment thereon, the economic lives of intangible assets, the recoverability of future income tax assets, the determination of fair values of financial instruments, as well as the determination of stock-based compensation and the fair value of warrants issued.

(p)	Recent Canadian accounting pronouncements not yet adopted:

The Canadian Accounting Standards Board ("AcSB") requires all Canadian publicly accountable entities to adopt International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011.  The Company's first annual filing under IFRS will be for the year ended May 31, 2012; its first quarterly filing under IFRS will be for the quarter ending August 31, 2011 and will include IFRS comparative figures for the period ended August 31, 2010.  Accordingly, the Company's adoption date for IFRS is June 1, 2011, but its transition date ("Transition Date") is June 1, 2010 in order to present IFRS comparative figures in the Company's 2011 consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

IFRS uses a conceptual framework similar to Canadian GAAP, however, there are significant differences in recognition, measurement and disclosure.  Given the nature of Lorus' business and the make-up of its current balance sheets, IFRS could have an impact on its reported financial statements.  The Company's implementation of IFRS will require the Company to make and disclose certain policy choices and increase the amount of disclosure necessary to fulfill its IFRS reporting obligations.

During 2009, a detailed project plan with expected milestones was established and approved by senior management of the Company.  There are three phases to the plan: a diagnostic phase, a solution development phase and an implementation phase.  The plan involves an assessment of the impact of the move to IFRS on accounting and reporting (including any Impact on the Company's internal controls over financial reporting, disclosure controls and procedures, IT systems and processes, and the business implications of this conversion).  The Company has allocated resources and included in its project plan training required for both the conversion team and all impacted employees of the organization.

The Company has substantially completed the diagnostic phase and has begun the second and third phases of its plan.  During 2010, the Company continued to make progress on its established milestones including analyzing its policy selections both on conversion and post conversion as well as evaluating new financial statement disclosure requirements.

Moving forward, the Company expects to meet all milestones leading up to the conversion in 2012.  In 2011, the Company expects to finalize the elections under IFRS 1, publish new policy choices and quantify the impact of the changes to the consolidated financial statements in preparation for the 2012 conversion.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

4.	Short-term investments, marketable securities and other investments:

	Less than	Greater than
	one year	one year		Yield to
2010	maturities	maturities	Total	maturity

Corporate investments (guaranteed investment certificates)	$247	$-	$247	-

	Less than	Greater than
	one year	one year		Yield to
2009	maturities	maturities	Total	maturity

Corporate investments (guaranteed investment certificates)	$248	$242	$490	-

Certain corporate investments, totalling $247 thousand at May 31, 2010 (2009 - $490 thousand), have been designated as held-for-trading investments, and have been classified as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.  The net increase in fair value for the year ended May 31, 2010 amounted to $8 thousand (2009 - $10 thousand) and has been included in the consolidated statements of operations and comprehensive income in interest income.

5.	Fixed assets:

		Accumulated
		depreciation
		and	Net book
2010	Cost	amortization	value

Furniture and equipment	$2,907	$2,760	$147

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

5.	Fixed assets (continued):

		Accumulated
		depreciation
		and	Net book
2009	Cost	amortization	value

Furniture and equipment	$2,905	$2,674	$231

6.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
(in thousands)			(in thousands)

Balance, May 31, 2007	7,076	$157,714	-	$-
Interest payments (note 13)	179	1,029	-	-

Balance, May 31, 2008	7,255	158,743	-	-
Interest payments (note 13)	354	707	-	-
Issuance of units (b)	951	2,790	571	417

Balance, May 31, 2009	8,560	162,240	571	417
Interest payments (note 13)	7	15	-	-
Issuance of units (b)	1,366	1,665	755	622

Balance, May 31, 2010	9,933	$163,920	1,326	$1,039

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

6.	Share capital (continued):

(b)	Share issuances:

On November 27, 2009, pursuant to a private placement, the Company issued 1.366 million common shares and 683 thousand common share purchase warrants in exchange for cash consideration of $2.5 million.  This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for units of the Company ("Units") as part of the private placement.  In addition, the Company issued 72 thousand brokers' warrants to purchase an equivalent number of common shares at $2.40 until May 27, 2011.  The total costs associated with the transaction were approximately $250 thousand which included the $77 thousand which represented the fair value of the brokers' warrants.  The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $1.7 million of the net proceeds was allocated to the common shares and $545 thousand to the common share purchase warrants.

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.  Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a Unit.  Each Unit consists of one common share of the Company at $3.90 and a one-half common share purchase warrant to purchase additional common shares of the Company at $4.53 until August 7, 2010.  All unexercised rights expired on August 7, 2008.  Pursuant to the rights offering, the Company issued 951 thousand common shares and 571 thousand common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were approximately $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the Units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option-pricing model.  The resulting allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

6.	Share capital (continued):

On July 10, 2007, as part of the Arrangement described in note 1(b), the Company surrendered its original common share issued when the Company was incorporated, ("Original Share"), and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.

(c)	Terminated U.S. financing:

In April 2010, the Company filed a Registration Statement on Form F-1 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") for an offering of up to US$17.5 million of units in the United States.

In August 2010, subsequent to year end, the Company announced that due to unfavourable market conditions the Registration Statement would be withdrawn and the public financing would not proceed.

The Company incurred fees of approximately $569 thousand related to this filing which have been included in general and administrative expenses for the year ended May 31, 2010 and an additional $200 thousand in fees incurred subsequent to year end which will be paid in the year ended May 31, 2011.

(d)	Contributed surplus:

	2010	2009	2008

Balance, beginning of year	$10,744	$9,181	$8,525
Forfeiture of stock options	317	1,563	656
Equity portion of secured convertible
Debenture (note 13)	3,814	-	-

Balance, end of year	$14,875	$10,744	$9,181

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

6.	Share capital (continued):

(e)	Continuity of stock options:

	2010	2009	2008

Balance, beginning of the year	$3,845	$4,961	$4,898
Stock option expense	176	446	719
Forfeiture of stock options	(317)	(1,562)	(656)

Balance, end of year	$3,704	$3,845	$4,961

(f)	Alternate compensation plans:

The Company did not issue any share units under its deferred share unit plan or allot any shares for issuance under its 2009 ACP.

(g)	Employee share purchase plan:

The Company' has an employee share purchase plan ("ESPP").  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares of the Company at a discount through accumulated payroll deductions with each offering having a three month duration.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2010, 3,159 (2009 - 7,966; 2008 - 9,400) common shares have been purchased under the ESPP, and the Company has recognized an expense of $2 thousand (2009 - $3 thousand; 2008 - $10 thousand) related to this plan in these consolidated financial statements.

(h)	Earnings/loss per share:

For the year ended May 31, 2010, the determination of diluted earnings per share includes in the calculation all common shares potentially issuable upon the exercise of stock options and share purchase warrants, using the treasury stock method.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

6.	Share capital (continued):

Diluted earnings per share, using the treasury stock method, assumes outstanding stock options and share purchase warrants are exercised at the beginning of the period, and the Company's common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options and share purchase warrants.  Stock options and share purchase warrants with a strike price above the average market price for the period were excluded from the calculation of fully diluted earnings per share as to include them would have increased the earnings per share.

7.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, currently estimated at 1,490,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2010 are summarized as follows:

	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding, beginning of year	562,358	$8.66	547,874	$13.52	432,830	$17.69
Granted	189,406	2.41	170,807	3.39	201,637	6.26
Exercised	-	-	-	-	-	-
Forfeited	(78,863)	11.24	(156,323)	19.94	(86,593)	17.44

Outstanding, end of year	672,901	6.60	562,358	8.66	547,874	13.52

Exercisable, end of year	439,452	$8.54	323,555	$11.39	341,296	$14.91

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

7.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2010:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price
$2.10 - $7.49	484,152	8.31	$3.81	250,703	$4.64
$7.50 - $14.99	146,955	5.39	8.88	146,955	8.88
$15.00 - $29.99	28,852	3.88	24.62	28,852	24.62
$30.00 - $75.00	12,942	2.08	44.38	12,942	44.38
	672,901	7.36	6.60	439,452	8.54

For the year ended May 31, 2010, stock option expense comprised $83 thousand (2009 - $127 thousand; 2008 - $171 thousand) related to research and development and $93 thousand (2009 - $319 thousand; 2008 - $548 thousand) related to general and administrative.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2010	2009	2008

Risk-free interest rate	2.44% - 2.60%	2.00% - 3.50%	3.75% - 4.70%
Expected volatility	82% - 124%	76%	77% - 80%
Expected dividend yield	-	-	-
Expected life of options	5 years	5 years	5 years
Weighted average fair value of options granted or modified during the year	$1.43	$2.16	$4.05

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

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

At May 31, 2010, the capital structure of the Company consisted of equity comprised of share capital, warrants, stock options, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company has forecasted that its current capital resources will not be sufficient to carry its research and development plans and operations for the next twelve months (note 1(a)) without additional financing.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2009.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

9.	Financial instruments and risk management:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	2010	2009

Financial assets:
Cash and cash equivalents, consisting of term deposits and guaranteed investment certificates at fair value	$667	$5,374

Short-term investments, held-for-trading, recorded at fair value	247	490

Financial liabilities:
Accounts payable, measured at amortized cost	387	299
Accrued liabilities, measured at amortized cost	1,458	1,131
Secured convertible debentures, measured at amortized cost	-	14,448
Promissory note payable, measured at amortized cost	1,000	-

(b)	Financial risk management:

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

9.	Financial instruments and risk management (continued):

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

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

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

9.	Financial instruments and risk management (continued):

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At May 31, 2010, U.S. dollar denominated accounts payable and accrued liabilities amounted to $270 thousand (2009 - $70 thousand).  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $27 thousand (2009 - $7 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

10.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

	2010	2009

Non-capital loss carryforwards	$2,197	$3,099
Capital loss carryforwards	-	218
Research and development expenditures	4,237	4,518
Book over tax depreciation	529	749
Intangible asset	3,115	3,386
Ontario harmonization tax credit	347	179
Other	172	-

Future tax assets	10,597	12,149

Valuation allowance	(10,597)	(12,149)

	$-	$-

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

10.	Income taxes (continued):

During the year ended May 31, 2010, the Company reached a settlement with the convertible debenture holders (note 13) which resulted in an accounting gain of $11.0 million.  For tax purposes this transaction resulted in a taxable capital gain of $5.7 million.  There are no taxes payable on this gain as the Company has sufficient capital and non-capital losses to offset the gain.

During the year ended May 31, 2008, under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to the Company and the balance remained with Old Lorus and is subject to the indemnification agreement (note 1(b)).  Those tax attributes remaining with Old Lorus are no longer available to the Company.

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

The Company has undeducted research and development expenditures, totalling $16.9 million that can be carried forward indefinitely.  In addition, the Company has non-capital loss carryforwards of $8.8 million.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4
2028	4,359
2029	4,387
2030	16

$8,787

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

10.	Income taxes (continued):

Income tax rate reconciliation:

	2010	2009	2008

Income tax expense (recovery) based on statutory rate of 32.6% (2009 - 33.3%, 2008 - 35.0%)	$1,738	$(2,950)	$(2,217)
Expiry of losses	46	247	127
Change in valuation allowance	(1,552)	3,068	2,048
Non deductible accretion, stock-based compensation and capital gains	(1,694)	582	(1,880)
Ontario harmonization tax credit	-	(260)	-
Change in substantively enacted tax rates	1,643	299	1,585
Adjustment of prior year research and development expenditures	-	(856)	-
Other	(181)	(130)	337

	$-	$-	$-

11.	Research and development programs:

The Company has product candidates in three classes of anticancer therapies:

•
RNA-targeted (antisense and siRNA) therapies, based on synthetic segments of DNA or RNA designed to bind to the messenger RNA that is responsible for the production of proteins over-expressed in cancer cells;

•	small molecule therapies based on anti-angiogenic, anti-proliferative and anti-metastatic agents; and

•	immunotherapy, based on macrophage-stimulating biological response modifiers.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

11.	Research and development programs (continued):

(a)	RNA-Targeted Therapies:

The Company's RNA-targeted drug candidates include LOR-2040 and LOR-1284.  The Company has reported Phase II clinical results, completed to the end-of-stage assessment time point, of LOR-2040 in combination with cytarabine in relapsed and refractory acute myeloid leukemia ("AML") patient population.  Based on these data, the Company is proceeding with protocol development for the expanded development program.  LOR-1284 is in pre-clinical stage of development.

(b)	Small Molecule Program:

The Company has small molecule drug screening technologies and preclinical scientific expertise, which it is using to create a drug candidate pipeline.  The Company's  proprietary group of small molecule compounds includes lead drug LOR-253.

(c)	Immunotherapy:

The Company's immunotherapy product candidates are Virulizin® and Interleukin-17E ("IL-17E").  In June 2009, as part of the consideration for our repurchase of the secured convertible debentures from The Erin Mills Investment Corporation ("TEMIC"), the Company assigned to TEMIC its rights under the license agreement with Zor Pharmaceuticals, LLC ("ZOR"), and sold to TEMIC its intellectual property rights associated with Virulizin®.  In return, the Company will be entitled to 50% of the deal value of any transaction completed in ZOR and non-ZOR territories.  IL-17E is a protein-based therapeutic that the Company is developing as an immunotherapy for cancer treatment.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

11.	Research and development programs (continued):

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2010	2009	2008	2010

RNA-Targeted Therapies:
Expensed	$945	$1,123	$3,291	$36,904
Acquired	-	-	-	11,000
Small molecules:
Expensed	1,572	2,634	2,821	14,413
Acquired	-	-	-	1,228
Immunotherapy:
Expensed	-	-	148	75,197

Total expensed	$2,517	$3,757	$6,260	$126,514

Total acquired	$-	$-	$-	$12,228

Amortization of the acquired patents and licenses is included in the expensed line of the table.

12.	Supplemental cash flow and other information:

Cash and cash equivalents consist of:

	2010	2009

Cash	$667	$2,676
Term deposits and guaranteed investment certificates	-	2,698

	$667	$5,374

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

12.	Supplemental cash flow and other information (continued):

Change in non-cash operating working capital is summarized as follows:

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2010	2009	2008	2010

Prepaid expenses and other assets	$190	$(105)	$(386)	$(60)
Accounts payable	88	(624)	(181)	(857)
Accrued liabilities	377	(213)	(227)	1,118
Promissory note payable	1,000	-	-	1,000

	$1,655	$(942)	$(794)	$1,201

During the year ended May 31, 2010, the Company received interest of $139 thousand (2009 -$367 thousand; 2008 - $519 thousand).

During the year ended May 31, 2010, the Company paid $27 thousand (2009 - nil; 2008 - nil) in cash interest related to the convertible debentures settled on June 22, 2009.

During the year ended May 31, 2010, the Company paid nil (2009 - nil; 2008 - nil) in income taxes and received nil (2009 - nil; 2008 - nil) in income taxes.

13.	Convertible debentures:

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures") to TEMIC (the "debenture holder").  The debentures were secured by a first charge over all of the assets of the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

13.	Convertible debentures (continued):

The Company received three tranches of $5.0 million on each of October 6, 2004, January 14 and April 15, 2005.  All debentures issued under the Agreement were due on October 6, 2009 and subject to interest payable monthly at a rate of prime plus 1%.  Interest was payable in common shares of the Company.  Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2010, the Company issued 7,000 (2009 - 354,000; 2008 - 179,433) shares in settlement of approximately $15 thousand (2009 - $707 thousand; 2008 - $1.0 million) in interest.  In addition the Company paid $12 thousand of interest expense in cash.

With the issuance of each $5.0 million debenture, the Company issued to the debenture holder from escrow 33,333 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $30.00.  In July 2007, the 100,000 common share purchase warrants were repurchased in connection with the Arrangement (note 1(b)).

The debentures contained both a liability and an equity element, represented by the conversion option and, therefore, under Canadian GAAP, these two elements were split and classified separately as debt and equity.  In addition, as noted above, the debenture holder received 33,333 purchase warrants on the issuance of each tranche of convertible debt (warrants were repurchased in July 2007).  The Company allocated the total proceeds received from the issuance of the debentures to these three elements based on their relative fair values.  The fair value of the purchase warrants was determined based on an option pricing model.  The fair value of the debt was based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may have borrowed as secured debt without a conversion option or purchase warrant.  The debentures conversion option was valued using a trinomial model.  The resulting allocation based on relative fair values resulted in the allocation of $9.8 million to the debt instrument, $4.1 million to the conversion option and $1.1 million to the purchase warrants.  The financing fees totalling $1.1 million related to the issuance of the convertible debentures were allocated pro rata between deferred financing charges of $652 thousand, against the equity portion of the convertible debentures of $322 thousand and against the purchase warrants of $87 thousand.  This allocation resulted in net amounts allocated to the equity portion of the debentures and warrants of $3.8 million and $991 thousand, respectively.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

13.	Convertible debentures (continued):

Prior to the adoption of Section 3855 on June 1, 2007, deferred financing costs were amortized over the five-year life of the Agreement.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Deferred financing costs were recognized in the consolidated statements of operations as accretion expense.

Each reporting period, the Company was required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2010, the Company has recognized $80 thousand (2009 - $1.7 million; 2008 - $1.2 million) in accretion expense.

On June 22, 2009, the Company reached a settlement with TEMIC with respect to the purchase and settlement of the $15.0 million secured convertible debentures.

Under the Agreement, the Company purchased all of the convertible debentures from TEMIC for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR certain intellectual property associated with Virulizin® and all of the Company's shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, the Company is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  The Company also retains a perpetual royalty free license for the animal use of Virulizin®.  TEMIC will be fully responsible for all clinical and regulatory costs associated with the commercialization of Virulizin® in territories not covered by the ZOR license agreement.  The Company will assist TEMIC with certain agreed upon services.

For receipt of the Consideration, TEMIC has released all security interest in the assets of the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

13.	Convertible debentures (continued):

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures in the amount of $3.8 million, the equity portion of the debentures, was transferred to contribute surplus.  The gain on repurchase of the debentures did not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  Capital loss and non-capital loss carryforwards, and the associated valuation allowance have been reduced accordingly.

14.	Contingencies, commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $129 thousand in 2011, $9 thousand in 2012.  The Company's current facility lease expires in March 2011.

During the year ended May 31, 2010, operating lease expenses were $146 thousand (2009 - $143 thousand; 2008 - $140 thousand).

(b)	Other contractual commitments:

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for a 20% share interest in NuChem; a payment of US$350 thousand in shares of the Company; and up to US$3.5 million in cash.

To date, the Company has made cash payments of US$500 thousand.  The remaining balance of up to US$3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials.  Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

14.	Contingencies, commitments and guarantees (continued):

The Company did not meet any of these milestones during the current year and does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2011 or 2012 and cannot reasonably predict when such milestones will be achieved, if at all.

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

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2011 or 2012, and cannot reasonably predict when such royalties will become payable, if at all.

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

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

Subsequent to the release of the escrowed amount of $600 thousand in July 2008, the Company recorded a liability of $150 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided at that time.  This liability was reduced to $100 thousand in the current year resulting in a gain on sale of $50 thousand in the year ended May 31, 2010 (2009 - $450 thousand).  The reduction in liability is the result of the passage of time and related reduction in risk associated with claims under the liability as there have been no claims under this indemnification to date.  This amount is included on the consolidated balance sheets in accrued liabilities as at May 31, 2010.

(e)	Financing fees:

The Company has incurred approximately $200 thousand in fees subsequent to year end related to the financing in note 6(c) which will be paid despite the termination of the financing.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

14.	Contingencies, commitments and guarantees (continued):

(f)	Regulatory matter:

On October 31, 2008, the Company voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).  The Company was eligible to apply for deregistration from the Security Exchange Commission one year after delisting from the NYSE Alternext US LLC.

15.	Financial instruments:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Cash and cash equivalents, short-term investments, other assets, accounts payable, accrued liabilities and promissory note payable:

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

Assets measured at fair value on a recurring basis as of May 31, 2010 and May 31, 2009 were as follows:

2010	Level 1	Level 2	Level 3	Total

Assets:
Cash and cash equivalents	$667	$-	$-	$667
Short-term investments, consisting of guaranteed investment certificates	247	-	-	247

	$914	$-	$-	$914

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

15.	Financial instruments (continued):

2009	Level 1	Level 2	Level 3	Total

Assets:
Cash and cash equivalents	$5,374	$-	$-	$5,374
Short-term investments, consisting of guaranteed investment certificates	490	-	-	490

	$5,864	$-	$-	$5,864

16.	License agreement:

Effective April 8, 2008, the Company entered into a non-exclusive multinational license agreement with ZOR, formed as a subsidiary of Zoticon Bioventures Inc., to further develop and commercialize Virulizin® for human therapeutic applications.

Under the terms of the agreement, the Company received an upfront licensing fee of $100 thousand, was eligible to receive certain milestone payments totalling approximately US$10 million based on progress through financing and clinical development, and royalties on net sales that vary from 10% to 20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.  ZOR will assume all future costs for the development of the licensed technology.  In 2009, the Company received an additional payment of $178 thousand (US$150 thousand).

As described in note 13, on June 22, 2009, this license agreement was assigned to TEMIC as part of the Consideration for the repayment of the convertible debentures.

The Company also entered into a service agreement with ZOR to assist in the transfer of knowledge.  Under this agreement, the Company agreed to provide ZOR with 300 hours of consulting service during a period of 18 months (the agreement expired in October 2009).

The initial fee of $100 thousand and a milestone payment of $178 thousand (US$150 thousand) were deferred under this arrangement and revenue was recognized based on the measure of progress toward completion of the technical support services under this contract based on the actual hours provided relative to the total number of hours required to be provided, applied to the total of these initial fee and non-contingent contractual payments related to the support services.  At any time, the amount of cumulative revenue recognized would not exceed the cumulative amount of non-refundable payments received under the arrangement.  All of the revenue received under this agreement has now been recognized.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

16.	License agreement (continued):

In addition, the Company acquired an equity interest in ZOR in exchange for a capital contribution of $2,500.  As described in note 13, on June 22, 2009, as part of the agreement to repurchase the convertible debentures, the Company disposed of its interest in ZOR and assigned the licence agreement to TEMIC.

17.	Related party transactions:

In October 2009, the Company entered into a loan agreement with a member of its Board of Directors to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%.  The principal and interest were due in six months.  The principal amount of $1.0 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

In April 2010, the Company entered into a loan agreement with a company related to the same member as above of its Board of Directors to borrow $1 million.  The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%.  The principal and interest amount are due in six months.  The funds will be used for general working capital purposes.

During the year ended May 31, 2010, the Company expensed consulting fees of nil to a director of the Company (2009 - $25 thousand; 2008 - $31 thousand).  There was no amount payable at May 31, 2010 (2009 - nil; 2008 - $30 thousand).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See also note 18 for additional related party transactions.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

18.
Subsequent events:

On August 27, 2010, subsequent to the year end, the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company Mr. Abramson.    Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010.  The loans were unsecured, have a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%.  All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the rights offering. As a result of the rights offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

Supplementary Information (In Canadian dollars)
LORUS THERAPEUTICS INC.
Years ended May 31, 2010, 2009 and 2008

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of Lorus Therapeutics Inc.

Under date of August 23, 2010, except as to note 18 which was under date of August 27, 2010 we reported on the consolidated balance sheets of Lorus Therapeutics Inc. (the "Company") as at May 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended May 31, 2010 and period from inception on September 5, 1986 to May 31, 2010, included in the Annual Report on Form 20-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplementary information entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles" as included in Form 20-F in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  This supplementary information is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplementary information based on our audits.
In our opinion, such supplementary information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at May 31, 2010 and 2009 and for each of the years in the three-year period ended May 31, 2010.

Chartered Accountants, Licensed Public Accountants

/s/ KPMG LLP

Toronto, Canada

November 29, 2010

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

The consolidated financial statements as at May 31, 2010 and 2009 and for each of the years in the three-year period ended May 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and comprehensive income and consolidated balance sheets.

(a)	Consolidated statements of operations and comprehensive income:

	2010	2009	2008

Income (loss) for the year per Canadian GAAP	$5,331	$(8,860)	$(6,334)

Gain on repurchase of convertible debentures
and transfer of assets (i)	328	—	—
Accretion of convertible debentures (i)	54	1,222	902
Amortization and write off of debt issue costs (i)	(4)	(48)	(40)
Stock-based compensation expense (ii)	4	(39)	(47)
Short-term investments (iii)	(8)	(10)	(7)

Income (loss) for the year per U.S. GAAP	$5,705	$(7,735)	$(5,526)

Other comprehensive loss (iii):
Unrealized gain (loss) on short-term
investments	$8	$10	$(20)

Income (loss) for the year and comprehensive
gain (loss) per U.S. GAAP	$5,713	$(7,725)	$(5,546)

Basic and diluted earnings (loss) per share per
U.S. GAAP	$0.61	$(0.94)	$(0.77)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

(b)	Consolidated balance sheets:

		Adjustments
	Canadian	Convertible	Stock		U.S.
2010	GAAP	debentures	options	Other	GAAP
		(i)	(ii)

Stock options	(3,704)	–	3,704	–	–
Contributed surplus/additional
paid-in capital	(14,875)	3,757	1,422	–	(9,696)
Warrants	(1,039)	–	–	–	(1,039)
Accumulated other
comprehensive loss	–	–	–	2	2
Deficit	184,080	(3,757)	(5,126)	(2)	175,195

		Adjustments
	Canadian	Convertible	Stock		U.S.
2009	GAAP	debentures	options	Other	GAAP
		(i)	(ii)

Deferred financing charges	$–	$65	$–	$–	$65
Secured convertible
debentures	(14,448)	(444)	–	–	(14,892)
Equity portion of secured
convertible debentures	(3,814)	3,814	–	–	–
Stock options	(3,845)	–	3,845	–	–
Contributed surplus/additional
paid-in capital	(10,744)	(57)	1,276	–	(9,525)
Warrants	(417)	–	–	–	(417)
Accumulated other
comprehensive loss	–	–	–	10	10
Deficit	189,411	(3,379)	(5,121)	(10)	180,901

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

(i)
Convertible debentures:

On June 22, 2009, the Company reached a settlement with the debenture holders with respect to the purchase and settlement of the convertible debentures.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with the commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million. The gain on repurchase of the debentures did not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  Capital loss and non-capital loss carryforwards, and the associated valuation allowance have been reduced accordingly.  As a result of the settlement of the convertible debentures, the deferred financing charges amounting to $52 thousand were written off in the year ended May 31, 2010. As the carrying value of the convertible debenture was different under U.S, GAAP, as explained below, the Company recognized an additional gain of $328 thousand on the repurchase of the convertible debentures and transfer of assets including the write-down of the deferred financing charges compared to under Canadian GAAP in the year ended May 31, 2010.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders' equity (deficiency).  Under U.S. GAAP, the embedded conversion option was not subject to bifurcation since, as a conventional convertible debt, the holder of the debentures may have only realized the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.  Accordingly, the conversion option was included in the carrying amount of the secured convertible debentures, presented as a liability resulting in a higher carrying amount of the convertible debenture than that measured under Canadian GAAP.  In accordance with U.S. GAAP, the warrants issued in connection with the convertible debentures financing were recorded as additional paid-in capital ("APIC") and a reduction to the proceeds from the issuance of convertible debentures.  The warrants were presented as a separate component of shareholders' equity (deficiency) for Canadian GAAP purposes.  Under U.S. GAAP, the Company allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant components based on their relative fair values.  The fair value of the warrants was determined based on an option pricing model.  The resulting allocation based on relative fair values on issuance of the convertible debentures resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the warrants.  The financing costs totalling $1.1 million related to the issuance of the convertible debentures were allocated on a pro rata basis to deferred financing charges of $964 thousand and to the warrants of $97 thousand.  This allocation resulted in the net amount allocated to the warrants of $1.0 million.  In May 2007, the Company entered into an agreement with the holder of the convertible debentures to repurchase its outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand in connection with the Arrangement.  The difference between the repurchase liability and the carrying amount of the warrants has been recorded as APIC.

Under Canadian GAAP, prior to the adoption of Section 3855, deferred financing costs were amortized over the five-year life of the debentures.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Under Canadian GAAP, deferred financing costs were recognized in the consolidated statements of operations and comprehensive income as accretion expense.

Each reporting period, the Company was required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would have been their face value of $15.0 million.  Up to May 31, 2009, the Company has recognized $1.0 million in accretion expense under U.S. GAAP.  This accretion expense had increased the carrying value of the convertible debentures from $13.9 million to $14.9 million at May 31, 2009.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

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

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

The Company recorded stock-based compensation of $171 thousand for the year ended May 31, 2010 (2009 - $485 thousand, 2008 - $766 thousand) which is $4 thousand lower than the expense recorded in accordance with Canadian GAAP, substantially arising from the impact of estimating forfeitures as explained above.   For the year ended May 31, 2010, stock-based compensation expense comprised $81 thousand (2009 - $138 thousand; 2008 - $182 thousand) related to research and development and $90 thousand (2009 - $347 thousand; 2008 - $584 thousand) related to general and administrative expenses. The Company used the Black-Scholes valuation model to determine the fair value of options granted in each of the fiscal years beginning in 2007 and valuation assumptions are consistent with those used under Canadian GAAP.

During the year ended May 31, 2008, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and to the Company’s former President and Chief Executive Officer.  These transactions result in modification of the terms of the original awards, and under both Canadian GAAP and SFAS 123(R), the incremental compensation expense relating to the modified options amounted to approximately $83 thousand that is included in the stock-based compensation expense for the year ended May 31, 2008.

As at May 31, 2010, the aggregate intrinsic values for options outstanding was $2,500 and options exercisable was nil.  There were no options exercised during the years ended May 31, 2010 and 2009.

The weighted average remaining contractual term of options exercisable as at May 31, 2010 is 8.54 years.

Total unrecognized compensation cost relating to unvested stock options at May 31, 2010, prior to the consideration of expected forfeitures, is approximately $236 thousand and is expected to be recognized over a weighted average period of 1.4 years.

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

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

As part of the adoption of the new standards on June 1, 2007, the Company designated certain short-term investments consisting of corporate instruments as "held-for-trading".  This change in accounting policy under Canadian GAAP resulted in a decrease in the carrying amount of these investments amounting to $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statement of operations and comprehensive income for the year ended May 31, 2010 of $8 thousand  (2009 - $10 thousand, 2008 - $7 thousand).

Under U.S. GAAP, the Company previously accounted for these investments as "held-to-maturity" in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115").  Because the Company did not have the ability or intent to hold these investments until their stated maturity date, the Company made a reassessment of the appropriateness of the previous classification and reallocated these investments as "available-for-sale" as of May 31, 2008, in accordance with SFAS 115.  An unrealized holding gain in the amount of $8 thousand (2009 - gain of $10 thousand, 2008 - loss of $20 thousand) was recorded in other comprehensive income relating to these investments.

(c)	Consolidated statements of cash flows:

There are no differences between Canadian and U.S. GAAP that impact the consolidated statements of cash flows.

(d)	Investment tax credits:

Prepaid expenses and other assets as at May 31, 2010 include investment tax credits receivable of $400 thousand (2009 - $600 thousand, 2008 - $400 thousand).

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The impact would be higher research and development expense and an income tax recovery of $242 thousand for the year ended May 31, 2010 (2009 - $200 thousand; 2009 - $200 thousand) with no net impact to loss for the year or loss per share.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

(e)	Income taxes:

In accordance with U.S. GAAP, the Company uses enacted tax rates to record the future tax balances arising from temporary differences, whereas, under Canadian GAAP, the Company uses substantively enacted tax rates to record its future tax balances. As a result of the difference between substantively enacted tax rates and enacted tax rates at May 31, 2009, the gross future tax asset recognized under U.S. GAAP would be lower than that recorded in accordance with Canadian GAAP.  However, since the Company has a full valuation allowance against the future tax assets, there are no measurement differences in the net future tax assets between Canadian and U.S. GAAP as of May 31, 2009.  For the year ended May 31, 2010 all tax rates used to record future tax balances were enacted and as such no US GAAP difference would exist.

The Company fully recognizes its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.  The Company does not expect significant changes in its unrecognized tax benefits for the next 12 months.

The Company and its Canadian subsidiary each file Canadian federal and provincial income tax returns.  The Company, its subsidiaries and former subsidiary remain open to tax examinations by the Canadian federal and provincial tax authorities for years ended after the 2003 and 2002 taxation years, respectively.

The Company's former U.S. subsidiary filed U.S. federal and state income tax returns.  The former U.S. subsidiary is subject to federal and state income tax examinations by U.S. tax authorities for taxation years ended May 31, 2008 and 2009.
The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the years ended May 31, 2010 and 2009, there was no such interest or penalties.

(f)	Adoption of new accounting pronouncements under U.S. GAAP:

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which is primarily codified in ASC Topic 820 and delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the Company’s fiscal 2010 year.  The adoption of this standard, when applied to non-financial assets and non-financial liabilities, did not have a material impact on the results of operations or financial position.

In December 2007, the FASB issued Statement No. 141R, which is primarily codified in ASC Topic 805,and requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  ASC Topic 805 applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under ASC Topic 805, all business combinations will be accounted for by applying the acquisition method.  ASC Topic 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically June 1, 2009 for the Company. As the Company did not enter into any business combination transactions on or after June 1, 2009, the adoption of this standard did not have any impact on the consolidated financial statements.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

In December 2007, the FASB issued Statement No. 160, which is primarily codified in ASC Subtopic 810-10, and requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  ASC Subtopic 810-10 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  ASC Subtopic 810-10 is effective for annual periods beginning on or after December 15, 2008, specifically June 1, 2009 for the Company.  The adoption of this standard did not have an impact on the results of operations or financial position.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements ("EITF 07-1"), which is primarily codified in ASC Topic 808 and provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements.  ASC Topic 808 is effective for the first annual or interim reporting period beginning after December 15, 2008, specifically June 1, 2009 for the Company and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of this standard did not have an impact on the results of operations or financial position.

On June 1, 2008, the Company adopted ASC Subtopic 820-10 “Fair Value Measurements” formerly FASB Statement No. 157, which defines fair value, establishes a framework for measuring fair value under United States GAAP, and expands disclosures about fair value measurements. ASC Subtopic 820-10 applies to other accounting pronouncements that require or permit fair value measurements.

ASC Subtopic 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The adoption of this standard did not have an impact on the results of operations or financial position other than the additional disclosures as shown below.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

    (i)     Fair value hierarchy:

ASC Subtopic 820-10 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC Subtopic 820-10 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC Subtopic 820-10 prioritizes the inputs into three levels that may be used to measure fair value:

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

•	Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

    (ii)    Assets measured at fair value on a recurring basis:

Assets measured at fair value on a recurring basis as of May 31, 2010 and May 31, 2009 were as follows:

May 31, 2010

(amounts in 000’s)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$667	$-	$-	$667

Short-term investments, consisting of guaranteed investment certificates	247		-	247
Total	$914	$-	$-	$914

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

May 31, 2009

(amounts in 000’s)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$5,374	$-	$-	$5,374

Corporate investments, consisting of guaranteed investment certificates	490	-	-	490
Total	$5,864	$-	$-	$5,864

The Company does not carry any liabilities that are measured at fair value on a recurring basis.

In June 2009, the FASB issued Statement No. 168 ("SFAS 168"), The FASB Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles to replace SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008.  The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have an impact on the Company’s consolidated financial statements other than changes to note disclosures.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

(g)	New accounting pronouncements not yet adopted under U.S. GAAP:

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of topic 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-08 “Earnings Per Share - Amendments to Section 260-10-S99”, which represents technical corrections to topic 260-10-S99, Earnings per share.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances than under existing US GAAP. This amendment has eliminated the residual method of allocation And is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

(h)	Consolidated statement of shareholders' equity (deficiency) for the period from June 1, 1998 to May 31, 2010 prepared in accordance with US GAAP:

						Accumulated
				Contributed		other
	Number of			surplus/		comprehensive
	shares	Amount	Warrants	APIC	Deficit	loss	Total

Balance, May 31, 1998	1,226	$37,180	$–	$667	$(32,946)	$–	$4,901
Exercise of special warrants	178	1,004	–	(1,217)	–	–	(213)
Exercise of stock options	2	48	–	–	–	–	48
Issue of warrants	–	–	–	1,217	–	–	1,217
Issue of special warrants	–	–	–	213	–	–	213
Other issuances	19	379	–	–	–	–	379
Deficit	–	–	–	–	(4,623)	–	(4,623)

Balance, May 31, 1999	1,425	38,611	–	880	(37,569)	–	1,922
Exercise of warrants	419	7,546	–	(534)	–	–	7,012
Issuance of special and
purchase warrants	–	–	–	8,853	–	–	8,853
Issuance of public offering	512	41,952	–	659	–	–	42,611
Issued of acquisition	1,201	14,000	–	–	–	–	14,000
Exercise of units	29	1,821	–	(321)	–	–	1,500
Issuance under alternate
compensation plan	1	15	–	–	–	–	15
Exercise of special warrants	1,010	8,438	–	(8,438)	–	–	–
Exercise of stock options	58	1,113	–	–	–	–	1,113
Stock-based compensation	–	869	–	–	–	–	869
Deficit	–	–	–	–	(8,599)	–	(8,599)

Balance, May 31, 2000	4,655	114,365	–	1,099	(46,168)	–	69,296
Exercise of warrants	6	93	–	(25)	–	–	68
Issuance under alternate
compensation plan	1	49	–	–	–	–	49
Exercise of stock options	85	1,866	–	–	–	–	1,866
Stock-based compensation	–	351	–	–	–	–	351
Deficit	–	82	–	–	(15,213)	–	(15,131)

Balance, May 31, 2001	4,747	116,806	–	1,074	(61,381)	–	56,499
Exercise of compensation
warrants	15	265	–	(71)	–	–	194
Exercise of stock options	52	1,194	–	–	–	–	1,194
Stock-based compensation	–	(100)	–	–	–	–	(100)
Deficit	–	–	–	–	(13,488)	–	(13,488)

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

						Accumulated
				Contributed		other
Number of				surplus/		comprehensive
	shares	Amount	Warrants	APIC	Deficit	loss	Total

Balance, May 31, 2002	4,814	118,165	–	1,003	(74,869)	–	44,299
Exercise of stock options	29	715	–	–	–	–	715
Stock-based compensation	–	558	–	–	–	–	558
Deficit	–	–	–	–	(16,634)	–	(16,634)

Balance, May 31, 2003	4,843	119,438	–	1,003	(91,503)	–	28,938
Share issuance	874	24,121	–	4,325	–	–	28,446
Exercise of stock options	10	171	–	–	–	–	171
Stock-based compensation	–	(88)	–	–	–	–	(88)
Other issuances	–	28	–	–	–	–	28
Deficit	–	–	–	–	(30,301)	–	(30,301)

Balance, May 31, 2004	5,727	143,670	–	5,328	(121,804)	–	27,194
Interest payment	14	300	–	–	–	–	300
Exercise of stock options	9	112	–	–	–	–	112
Expiry of compensation options	–	–	–	1,405	–	–	1,405
Issuance under alternate
compensation plan	2	37	–	–	–	–	37
Issuance of warrants	–	–	–	1,048	–	–	1,048
Deficit	–	–	–	–	(20,298)	–	(20,298)

Balance, May 31, 2005	5,752	144,119	–	7,781	(142,102)	–	9,798
Interest payment	71	882	–	–	–	–	882
Stock-based compensation	–	–	–	56	–	–	56
Deficit	–	–	–	–	(16,388)	–	(16,388)

Balance, May 31, 2006	5,823	145,001	–	7,837	(158,490)	–	(5,652)
Equity issuance	1,127	11,641	–	–	–	–	11,641
Interest payments	124	1,050	–	–	–	–	1,050
Exercise of stock options	1	22	–	(9)	–	–	13
Repurchase of warrants	–	–	–	(252)	–	–	(252)
Stock-based compensation	–	–	–	697	–	–	697
Deficit	–	–	–	–	(9,150)	–	(9,150)

Balance, May 31, 2007	7,075	157,714	–	8,273	(167,640)	–	(1,653)
Interest payments	180	1,029	–	–	–	–	1,029
Stock-based compensation	–	–	–	767	–	–	767
Other comprehensive loss	–	–	–	–	–	(20)	(20)
Deficit	–	–	–	–	(5,526)	–	(5,526)

Balance, May 31, 2008	7,255	158,743	–	9,040	(173,166)	(20)	(5,403)
Interest payments	354	707	–	–	–	–	707
Share issuance	951	2,790	–	–	–	–	2,790
Warrant issuance	–	–	417	–	–	–	417
Stock-based compensation	–	–	–	485	–	–	485
Other comprehensive
income	–	–	–	–	–	10	10
Deficit	–	–	–	–	(7,735)	–	(7,735)

Balance, May 31, 2009	8,560	$162,240	$417	$9,525	$(180,901)	$(10)	$(8,729)
Interest payments	7	15	–	–	–	–	15
Share issuance	1,366	1,665	–	–	–	–	1,665
Warrant issuance	–	–	622	–	–	–	622
Stock-based compensation	–	–	–	171	–	–	171
Other comprehensive
income	–	–	–	–	–	8	8
Deficit	–	–	–	–	5,706	–	5,706
Balance, May 31, 2010	9,933	$163,920	$1,039	$9,696	$(175,195)	$(2)	$(542)

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

(i) Subsequent events:

On August 27, 2010, subsequent to the year end, the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company Mr. Abramson.    Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010.  The loans were unsecured, have a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%.  All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the rights offering. As a result of the rights offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.