Form 20-F/A
LORUS THERAPEUTICS INC
filed 2010-12-01
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 20-F/A

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

Yes  ☐   No  ☒

Explanatory Note

This filing has been amended to change the Auditors Report on page F2.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2010 and for the period from inception on September 5, 1986 to May 31, 2010, in conformity with Canadian generally accepted accounting principles.

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

As discussed in note 2 to the consolidated financial statements, effective June 1, 2009, the Company adopted  The Canadian Institute of Chartered Accountants' Handbook Section 3064, Goodwill and Intangible Assets, the amendments under Section 3862, Financial Instruments - Disclosures.

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