Form 20-F
period 2011-05-31
LORUS THERAPEUTICS INC
filed 2011-11-29
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended May 31, 2011.
Or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from ________ to ________ .
Or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report _______________.
Commission file number 001-32001

LORUS THERAPEUTICS INC.

(Exact Name of Registrant as Specified in Its Charter)

Canada

(Jurisdiction of Incorporation or Organization)

2 Meridian Road
Toronto, Ontario
M9W 4Z7
Canada

(Address of Principal Executive Offices)

Elizabeth Williams
Director of Finance
2 Meridian Road
Toronto, Ontario M9W 4Z7
Canada
Telephone: (416) 798-1200
Facsimile: (416) 798-2200

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

Common Shares, without par value, at May 31, 2011: 15,684,746

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
Yes [  ]     No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  [  ]  Accelerated filer [  ]  Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP [ ] International Financial Reporting Standards as issued by the International Accounting Standards Board [ ] Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [  ]  Item 18  [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  [  ]  No  [X]

TABLE OF CONTENTS

GENERAL

On July 10, 2007 (the ”Arrangement Date”), Lorus Therapeutics Inc. completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one of our common shares and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to our corporation and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  In this Annual Report on Form 20-F, all references to “Lorus”, the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and Lorus after the Arrangement Date.  References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the fiscal year ended May 31, 2011.

We use the Canadian dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our Consolidated Financial Statements, which form part of this Annual Report, are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The differences between Canadian GAAP and U.S. GAAP, as they relate to our business, are explained in the Supplementary Information included with the Consolidated Financial Statements included in Item 18 of this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

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

•	our expectations regarding future financings;
•	our plans to conduct clinical trials and pre-clinical programs;
•	the length of clinical trials;
•	the partnering potential of our products;
•	our business strategy;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions;
•	annual sales potential of our clinical stage drugs; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

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

•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees;
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), and those which are discussed under the heading “Risk Factors”.

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

PART I

Item 1.                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                 Key Information

A.           Selected Financial Data

The following tables present our selected consolidated financial data.  You should read these tables in conjunction with our audited Consolidated Financial Statements and accompanying notes and Supplementary Information included in Item 18 of this Annual Report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 5 of this Annual Report.

The financial data as at May 31, 2011, 2010, 2009, 2008 and 2007 and for the fiscal years ended May 31, 2011, 2010, 2009, 2008 and 2007 have been derived from, and are qualified in their entirety by reference to, our audited Consolidated Financial Statements, which have been prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP in the Supplementary Information included with the Consolidated Financial Statements included in this Annual Report.

The following table presents a summary of our consolidated statement of operations derived from our audited Consolidated Financial Statements for the fiscal years ended May 31, 2011, 2010, 2009, 2008 and 2007.

Consolidated statements of operations data(1) (2)

(In thousands, except per share data)	Years Ended May 31,
	2011	2010	2009	2008	2007
In accordance with Canadian GAAP
Revenue	$-	$131	$184	$43	$107
Research and development (a)	$2,298	$2,517	$3,757	$6,260	$3,505
General and administrative (a)	$2,101	$2,964	$2,958	$3,715	$3,727
Loss from operations	$(5,038)	$(5,725)	$(9,310)	$(12,633)	$(9,638)
Net earnings (loss)	$(5,038)	$5,331	$(8,860)	$(6,334)	$(9,638)
Basic and diluted earnings (loss) per common share	$(0.38)	$0.57	$(1.08)	$(0.87)	$(1.41)
Weighted average number of common shares outstanding	13,157	9,364	8,236	7,169	6,829

In accordance with U.S. GAAP
Net earnings (loss)	$(5,036)	$5,705	$(7,735)	$(5,526)	$(9,150)
Basic and diluted earnings (loss) per share	$(0.38)	$0.61	$(0.94)	$(0.77)	$(1.41)

(a)	Amounts in fiscal 2008 and 2007 have been reclassified to conform to the financial statement presentation adopted in fiscal 2009.

The following table presents a summary of our consolidated balance sheet as at May 31, 2011, 2010, 2009, 2008 and 2007.

Consolidated balance sheet data(1) (2)

(In thousands, except per share data)	As at May 31,
	2011	2010	2009	2008	2007
In accordance with Canadian GAAP
Cash and cash equivalents	$911	$667	$5,374	$2,652	$1,405
Marketable securities and other investments	$-	$247	$490	$6,784	$10,993
Total assets	$2,004	$2,303	$7,527	$11,607	$15,475
Total debt	$1,159	$2,845	$15,878	$15,459	$14,714
Total shareholders’ equity (deficit)	$845	$(542)	$(8,351)	$(3,852)	$761
Number of common shares outstanding	15,685	9,933	8,560	7,255	7,075
Dividends paid on common shares	-	-	-	-	-

In accordance with U.S. GAAP
Total assets	$2,004	$2,303	$7,592	$11,911	$15,579
Total debt	$1,159	$2,845	$16,322	$17,314	$17,232
Total shareholders’ equity (deficit)	$845	$(542)	$(8,729)	$(5,403)	$(1,653)

Footnotes to two prior tables:
(1)
On July 10, 2007, the Company completed a plan of arrangement and corporate reorganization with Old Lorus, 6707157 Canada Inc. and Pinnacle International Lands Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

(2)
At our annual and special meeting of shareholders held on November 30, 2009, our shareholders approved a special resolution permitting our board of directors, in its sole discretion, to file an amendment to our articles of incorporation to consolidate our issued and outstanding common shares. On May 12, 2010, our board approved the share consolidation on the basis of one post-consolidation common share for every 30 pre-consolidation common shares. The record date and effective date for the share consolidation was May 25, 2010. Our common shares began trading on the Toronto Stock Exchange (the “TSX”) on a post-consolidation basis on May 31, 2010. The share consolidation resulted in an adjustment to the exercise price and number of common shares issuable upon exercise of outstanding stock options and warrants. In this Annual Report, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation unless noted otherwise.

Changes in accounting polices:

There were no new accounting policies adopted in the year ended May 31, 2011.

The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

Fiscal 2007 to 2011

The following table reconciles the earnings (loss) per Canadian GAAP to the earnings (loss) per U.S. GAAP for the fiscal years ended May 31, 2007, 2008, 2009, 2010 and 2011:

(In thousands, except per share data)	Years Ended May 31,
	2011	2010	2009	2008	2007

Net earnings (loss) per Canadian GAAP	$(5,038)	$5,331	$(8,860)	$(6,334)	$(9,638)

Gain on repurchase of convertible debentures and transfer of assets (i)	-	328	-	-	-
Accretion of convertible debentures (i)	-	54	1,222	903	741
Amortization and write off of debt issue costs (i)	-	(4)	(48)	(40)	(59)
Stock compensation expense (gain) (ii)	2	4	(39)	(47)	(194)
Short-term investments (iii)	-	(8)	(10)	(7)	-
Earnings (loss) per U.S. GAAP	(5,036)	5,705	(7,735)	(5,526)	(9,150)
Other comprehensive gain (loss) (iii)	-	8	10	(20)	-
Earnings (loss) and comprehensive gain (loss) per U.S. GAAP	(5,036)	5,713	(7,725)	(5,546)	(9,150)

Basic and diluted earnings (loss) per common share per U.S. GAAP	$(0.38)	$0.61	$(0.94)	$(0.77)	$(1.41)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

(i) Convertible debentures
On October 6, 2004 the Company entered into a Subscription Agreement with The Erin Mills Investment Corporation (“TEMIC”) to issue an aggregate of $15 million of secured convertible debentures issuable in three tranches of $5.0 each, in each of, October 2004, January 2005 and April 2005.  The convertible debentures were due on October 6, 2009.

On June 22, 2009, the Company reached a settlement with TEMIC with respect to the purchase and settlement of the convertible debentures.   Under the agreement, Lorus purchased all of the convertible debentures from TEMIC for consideration that included a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals, LLC (“ZOR”), certain intellectual property associated with Virulizin® and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune Inc., which held an equity interest in ZOR.  As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million. The gain on repurchase of the debentures did not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  As the carrying value of the convertible debentures was different under U.S. GAAP, as explained below, the Company recognized an additional gain of $328 thousand on the repurchase of the convertible debentures and transfer of assets including the write-down of the deferred financing charges compared to under Canadian GAAP in the year ended May 31, 2010.

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures.  Measurement differences from the accretion of the value attributed to the conversion option on the convertible debentures and amortization of debt issue costs are further explained in the Supplementary Information entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” included in Item 18 of this Annual Report.

(ii) Stock options
Effective June 1, 2006, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”), in accordance with the modified prospective method.  Accordingly the Company has applied the fair value-based method to all employee stock options granted after June 1, 2006.  Additionally, compensation costs for awards granted in prior periods for which the requisite service period has not been rendered as of June 1, 2006 will be recognized in the consolidated statement of operations and deficit as the requisite service is rendered.

During fiscal 2007, the Company recorded stock compensation expense of $503 thousand in accordance with Canadian GAAP in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002, and an offsetting adjustment to stock options of $503 thousand in the consolidated balance sheets. Under U.S. GAAP, the Company recognized $697 thousand in expense during the same period as a result of adopting SFAS 123R.

The primary reason for the difference between U.S. GAAP and Canadian GAAP relating to fiscal years 2008, 2009 and 2010 and 2011 is due to estimation of forfeitures in the determination of the stock-based compensation expense under U.S. GAAP and accounting for forfeitures as they occur under Canadian GAAP.

(iii) Financial instruments
Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments - Recognition and Measurement, retroactively without restatement of prior periods. This section provides standards for recognition, measurement, disclosure and classification of financial assets, financial liabilities and non-financial derivatives.

As part of the adoption of the new standards on June 1, 2007, the Company designated certain short-term investments consisting of corporate instruments as “held-for-trading”.  This change in accounting policy for Canadian GAAP resulted in a decrease in the carrying amount of these investments of $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statements of operations for the fiscal year ended May 31, 2011 of nil (2010- $8 thousand, 2009 - $10 thousand, 2008 - $7 thousand).

Under U.S. GAAP, the Company previously accounted for these investments as “held-to-maturity” in accordance with SFAS 115, now Accounting Standards (ASC) 320, Investments in Debt and Equity Securities. Because the Company did not have the ability or intent to hold these investments until their stated maturity date, the Company made a reassessment of the appropriateness of the previous classification and reallocated these investments as “available-for-sale” as of May 31, 2008, in accordance with SFAS 115. Consequently, an unrealized holding gain in the amount of nil for the year ended May 31, 2011 (2010 - $8 thousand, 2009 - $10 thousand gain, 2008 - loss of $20 thousand) was recorded in other comprehensive income.

We publish our Consolidated Financial Statements in Canadian (“CDN”) dollars.  In this Annual Report, except where otherwise indicated, all amounts are stated in CDN dollars.

The following table sets out the exchange rates of CDN$ for US$1.00 for the following periods as taken from the Bank of Canada’s website:

Period	Average Close	High	Low
October, 2011	1.0207	1.0604	0.9935
September, 2011	1.0026	1.0389	0.9752
August, 2011	0.9828	0.9910	0.9580
July, 2011	0.9553	0.9668	0.9449
June, 2011	0.9768	0.9861	0.9643
May, 2011	0.9680	0.9809	0.9490
April, 2011	0.9582	0.9691	0.9486

Fiscal Year Ended May 31, 2011	1.0066	1.0660	0.9486
Fiscal Year Ended May 31, 2010	1.0635	1.1676	0.9988
Fiscal Year Ended May 31, 2009	1.1567	1.2991	1.0012
Fiscal Year Ended May 31, 2008	1.0140	1.0750	0.9170
Fiscal Year Ended May 31, 2007	1.1366	1.1855	1.0696

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Investing in our securities involves a high degree of risk.  Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this Annual Report.  Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, prospects or results of operations.  If any of the following risks occur, our business, financial condition, prospects or results of operations would likely be affected.  In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.  The risks set out below are not the only we currently face; other risks may arise in the future.

RISKS RELATED TO OUR BUSINESS

We might not be able to continue as a going concern.

We have forecasted that our level of cash and cash equivalents and short-term investments, including the proceeds from the recent equity offering and financing commitment described below, will be sufficient to execute our current planned expenditures for the next 6-8 months without further investment and/or strategic alliances.  We intend to continue to actively pursue additional funding and partnership opportunities to provide additional funding to execute our planned expenditures in the future, and although we believe that we will complete one or more arrangements in sufficient time to execute our planned expenditures without interruption, there can be no assurance that sufficient capital will be available to enable us to meet these continuing expenditures, or if the capital is available, that it will be available on terms acceptable to us. If we are unable to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern and realize on our assets and pay our liabilities as they fall due, in which case investors may lose their investment.

We need to raise additional capital.

We need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issues, collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

Our need for capital may require us to:

•	engage in equity financings that could result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

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

We have not been profitable since our inception in 1986. Under Canadian generally accepted accounting principles, we reported net losses (earnings) of $5.0 million, ($5.3 million) and $8.9 million and for the years ended May 31, 2011, 2010 and 2009, respectively, and as of May 31, 2011, we had an accumulated deficit of $189.1 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and revenues associated with the license agreement with ZOR.  We stopped selling Virulizin® in Mexico in July 2005 and assigned the rights under the ZOR Agreement to TEMIC, as part of the consideration for our repurchase of secured convertible debentures in June 2009.  We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with collaborators and licensees (which we currently do not have), must successfully develop, manufacture and market our current product candidates LOR-253 and LOR-2040 as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

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

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results.  Such funding will be very difficult, or impossible to raise in the public markets or through partnerships.  If such funding or partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

We have indemnified our predecessor, Old Lorus, and its directors, officers and employees in respect of the Arrangement.

In connection with the reorganization that we undertook in fiscal 2008, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

•
prior to, at or after the effective time of the Arrangement, and directly or indirectly relating to any of the assets of Old Lorus transferred to us pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the Arrangement;

•	prior to, at or after the effective time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to usunder the Arrangement; and

•	prior to or at the effective time of the Arrangement and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

This indemnification could result in significant liability to us.

We may be unable to obtain partnerships for one or more of our product candidates, which could curtail future development and negatively affect our share price.  In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

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

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the U.S. Food and Drug Administration (“FDA”) or any other regulatory body may not ultimately approve our product candidates for commercial sale.

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

We depend on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

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

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the United States, or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Until recently, patent applications in the United States were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

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

See also “Business Overview - Intellectual Property and Protection of Confidential Information and Technology - Risks Relating to Intellectual Property.”

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including LOR-2040 and LOR-253. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

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

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-2040, LOR-253 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

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

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include but are not limited to:

•	our financial position and doubt as to whether we will be able to continue as a going concern;
•	our ability to raise additional capital;
•	the progress of our clinical trials;
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	fluctuations in our operating results;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and short-term investments held us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and
•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies.

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

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the TSX. However, there can be no assurance that an active trading market in our common shares on the stock exchange will be sustained or that we will be able to maintain our listing.

There is a limited market for our common shares in the United States.

There is currently a limited market for our common shares in the United States.  If a shareholder in the United States is unable to sell their common shares in the United States, they will be forced to sell their common shares over the TSX, which may expose the selling shareholder to currency exchange risk. In addition, because we are not listed on any United States stock exchange, resales of our common shares to United States residents under state securities or “blue sky” laws are likely to be limited to unsolicited transactions.

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

U.S. investors in our common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended May 31, 2011, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

On the Arrangement Date, Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc., a corporation incorporated under the Canada Business Corporations Act (“New Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization each common share of Old Lorus was exchanged for one common share of New Lorus.   New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date.

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to a product available to start a Phase III clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our product candidates in clinical trials, securing strategic partnerships and obtaining the necessary regulatory approvals to market our products.

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

Lorus currently has one subsidiary, NuChem Pharmaceuticals Inc., a corporation incorporated under the laws of Ontario (“NuChem”), of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital. On May 31, 2009, GeneSense Technologies Inc. (“GeneSense”), of which Lorus owned 100% of the issued and outstanding share capital, was wound up into Lorus and subsequently dissolved.  Until June 22, 2009, Lorus owned 100% of the issued and outstanding share capital of Pharma Immune Inc., a corporation incorporated under the laws of Delaware (“Pharma Immune”), at which time it disposed of these shares.  See “Business Overview - Financial Strategy - Secured Convertible Debentures.”

Lorus’ common shares are listed on the TSX under the symbol “LOR”.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7, and our phone number is (416) 798-1200.  Our corporate website is www.lorusthera.com.  The contents of the website, and items accessible through the website, are specifically not included in this Annual Report by reference.

Small Molecules

We have small molecule drug screening technologies and preclinical scientific expertise, which we are using to create a drug candidate pipeline. Our proprietary group of small molecule compounds, which include the lead compound LOR-253, have unique structures and modes of action, and are promising candidates for the development of novel, targeted anticancer agents with high safety profiles.  See “-- Clinical Development” and “Business Overview - Small Molecule Therapies”.

RNA-Targeted Therapies

Lorus’ RNA-targeted therapeutics include LOR-2040, which has completed an advanced Phase II clinical trial, and LOR-1284, which is in the pre-clinical stage of development. See “-- Clinical Development” and “Business Overview - RNA-Targeted Therapies”.

Immunotherapy

In June 2009, as part of the consideration for the repurchase of the secured convertible debentures from TEMIC, Lorus’ assigned to TEMIC its rights under the license agreement with ZOR, and sold to TEMIC its intellectual property rights associated with Virulizin®. See “-- Business Overview - Immunotherapy” and  “Business Overview - Financial Strategy - Secured Convertible Debentures” for more details.  Lorus also has a drug candidate Interleukin-17E which is a protein-based therapeutic for cancer treatment.   See “-- Clinical Development”, “Business Overview - Immunotherapy” and “Business Overview - Financial Strategy - Secured Convertible Debentures” for more details.

Clinical Development

The chart below illustrates our current view of the clinical and preclinical development stage of each of our products.  This chart reflects the current regulatory approval process for biopharmaceuticals in Canada and the United States.  See “Regulatory Requirements” for a description of the regulatory approval process in Canada and the United States. These qualitative estimates of the progress of our products are intended solely for illustrative purposes and this information is qualified in its entirety by the information appearing elsewhere or incorporated by reference in this Annual Report.

PRODUCT PIPELINE

Capital Expenditures and Divestitures

Not applicable.

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

Lorus has product candidates in three classes of anticancer therapies: (i) small molecule therapies; (ii) RNA-targeted therapies; and (iii) immunotherapeutics. Lorus has certain commercial rights in Virulizin® as described in “Immunotherapy”.

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

In April 2011, we announced presentation of new preclinical findings for LOR-253 at the American Association for Cancer Research (AACR) annual meeting, in which LOR-253 was shown to be a potent inhibitor of growth of human non-small cell lung cancer (NSCLC), both in-vitro and in animal models. This anti-cancer activity was associated with induction of the tumor suppressor gene KLF-4.

Lorus has completed formal GLP toxicology studies for LOR-253 and in April 2010, we announced that the production of the first clinical batch of LOR-253 had been successfully completed.  The clinical batch of LOR-253 was manufactured in full compliance with current Good Manufacturing Practice (“cGMP”) for use in the Phase I study.

Clinical Development

In June 1, 2010, Lorus announced the filing of an IND application with the FDA which was for a first-in-man Phase I dose escalation trial in advanced or metastatic solid tumors. In January 2011, Lorus announced initiation of a first-in-man Phase I dose escalation trial and enrolment of the first patient, and identified LOR-253 as the first clinical stage compound to stimulate the tumor suppressor factor KLF4.

Other Small Molecules

Lorus is also pursuing other candidates at earlier stages of development. These include:

•
LOR-500 platform. LOR-500 targets multikinases including tyrosine kinase family members and a member of the AMPK family of Ser/Thr kinases. Hit-to-lead identification and optimization of LOR-500 is being currently conducted to identify a lead drug candidate.

•
LOR-264, a second generation LOR-253 derivative, is being developed for oral administration.  Like LOR-253, LOR-264 has demonstrated potent anticancer activity in animal studies and represents the lead oral drug in this development platform.  Derivatization of LOR-264 is required to improve anticancer activity and oral bioavailability as part of our lead optimization process.

•
LOR-220 platform. LOR-220 is a current lead compound that targets novel bacterial Ser/Thr kinases. Structural optimization of LOR-220 is required to identify clinical drug candidates that show potent antimicrobial activity in animal models.

RNA-Targeted Therapies

Introduction
Metabolism, cell growth and cell division are tightly controlled by complex protein signalling pathways in response to specific conditions, thereby maintaining normal function. Many human diseases, including cancer, can be traced to faulty protein production and/or regulation. As a result, traditional therapeutics are designed to interact with disease-causing proteins and modify their function. A significant number of current anticancer drugs act by damaging either DNA or proteins within cells (e.g., chemotherapy) or by inhibiting the function of proteins using small molecules (e.g., estrogen blockers, such as Tamoxifen). RNA-targeted therapeutics offer a novel approach to treatment in that they are designed to prevent the production of proteins causing disease.

Our RNA-targeted drugs consist of antisense drugs and short-interfering RNA (“siRNA”).  The premise of this therapeutic approach is to target an earlier stage of the biochemical process than is usually possible with conventional drugs. The blueprint for protein production is encoded in the DNA of each cell. To translate this code into protein the cell first produces mRNAs (messenger ribonucleic acids) specific to each protein and these act as intermediaries between the information encoded in DNA and production of the corresponding protein. Most traditional therapies interact with the final synthesized or processed protein.  Often this interaction lacks specificity that would allow for interaction with only the intended target, resulting in undesired side effects.  In contrast, RNA-targeted therapies are based on altering gene expression at the mRNA level, prior to protein synthesis, and are intended to achieve better drug specificity towards the biochemical target.  We believe that drugs based on this approach may have broad applicability, greater efficacy and fewer side effects than conventional drugs.

We have developed a number of antisense drugs, of which our lead product is LOR-2040 (formerly GTI-2040).  LOR-2040 targets the R2 component of ribonucleotide reductase (“RNR”). RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair.  RNR is made up of two components, R1 and R2, encoded by different genes. RNR is essential for the formation of deoxyribonucleotides, which are the building blocks of DNA.  Since RNR activity is highly elevated in tumor cell populations and is associated with tumor cell proliferation, we have developed antisense molecules specific for the mRNA of the R2 component of RNR. Furthermore, the R2 component also appears to be capable of acting as a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumor cells. Consequently, reducing the expression of the RNR components in a tumor cell with antisense drugs is expected to have antitumor effects.

LOR-2040

Our lead antisense drug candidate is LOR-2040, which targets the R2 component of RNR and has exhibited antitumor properties against over a dozen different human cancers, including xenograft tumor growth, metastasis and survival models. Additional studies have demonstrated combination drug efficacy in xenograft tumor growth studies for human cancer cells, including drug resistant tumor cell lines. We have completed a Phase I/II clinical trial of LOR-2040 in advanced or metastatic renal cell carcinoma.  We have also completed multiple Phase I and/or II clinical trial programs in cooperation with the US National Cancer Institute (“NCI”), for the study of LOR-2040 for the treatment of Acute Myeloid Leukemia (“AML”), breast cancer, lung cancer, colon cancer, prostate cancer, a series of solid tumors and myelodysplastic syndrome and acute leukemia.

In June 2009, we announced the publication of an article entitled, “A LC-MS/MS Method for the Analysis of Intracellular Nucleoside Triphosphate Levels” in the peer-reviewed journal Pharmaceutical Research.  In the article investigators at the Ohio State University (“OSU”) presented data showing the pharmacological activity of LOR-2040 in five leukemia cell lines and in bone marrow samples of a patient with AML treated with LOR-2040 in a Phase II clinical trial.  The tumor cells examined with the novel analytical method showed a significant decrease in intracellular deoxynucleoside triphosphate levels required for DNA synthesis, confirming the target inhibition effect of LOR-2040.

In November 2009, we announced that a Phase II clinical trial in refractory and relapsed AML with LOR-2040 in combination with cytarabine had been successfully completed to the end-of-stage assessment time point, with favorable results.  The Steering Committee review required at this stage determined that the Phase II efficacy and safety results fulfilled the protocol criteria for continued patient enrolment and were consistent with the promising Phase Ib clinical findings in relapsed and refractory AML. It was further agreed that based on the strength of the Phase Ib and II clinical data in a total of 48 patients treated in this indication, expansion to a definitive comparative trial was the most appropriate next step to support registration. On this basis we proceeded with protocol development for the expanded development program. It is notable that the current preliminary evaluation found the response rate to be twice that expected from a risk-matched historical control, and that this is consistent with a further similar analysis of the findings from the prior Phase Ib clinical study.

LOR-1284

In 2003, Lorus began development of an anticancer therapeutic based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead compounds and preliminary in vitro and in vivo characterization of these compounds has yielded promising results.  LOR-1284 (formerly siRNA-1284), the lead compound identified from the screening study, specifically targets R2 expression. In in vitro studies, down-regulation of R2 expression by LOR-1284 resulted in decreased   tumor cell growth (proliferation) with a concomitant block in cell cycle progression. Furthermore, LOR-1284 demonstrates anti-tumor activity against human kidney, skin and colon cancers in mouse experimental models of tumor growth. We feel that the results of these studies warrant further development of LOR-1284 as well as expansion of siRNA research to other cancer targets.  Although in published reports LOR-1284 has shown significant in vivo anti-tumor activity on its own, we are collaborating with investigators at OSU to develop a novel nanotechnology formulation based on LOR-1284 to enhance uptake of the drug in tissues and to provide a selective affinity for specific tumors.  Research is continuing to optimize delivery of siRNA in vivo, and is expected to be the key to the future therapeutic promise of siRNA therapeutics to effectively target specific genes associated with cancer. In light of this, Lorus announced in 2009 that researchers at OSU have received a grant of approximately US $2 million to explore the potential for applying OSU’s proprietary tumor-targeted nanoparticle drug delivery technology with RNR-targeted RNA-based drugs including LOR-1284. Lorus agreed to supply LOR-1284 along with other developmental compounds that target R2, all of which have shown strong preclinical or clinical activity against a variety of cancers.

Clinical Development

NCI Sponsored Trials

Program in Solid Tumors and Other Indications:
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

High Grade Myelodysplastic Syndrome and Acute Leukemia:
Lorus announced in June 2006 a plan for a new clinical investigation of LOR-2040 as a single-agent in patients with high grade myelodysplastic syndrome and acute leukemia as an additional NCI-sponsored initiative. This trial was initiated in mid 2007. This clinical study is designed to evaluate the safety and activity of LOR-2040 as a single agent for acute leukemia and MDS using a novel treatment schedule. The effect on leukemic blasts and blood count recovery will be assessed as part of a detailed investigation of the pharmacodynamic and pharmacokinetic effects, dose-response relationships and tolerability of LOR-2040 during multiple courses of treatment.  This clinical trial is now completed and pending final reporting and publication.

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

In August 2007, we announced the completion of this study. This clinical trial demonstrated safety and appropriate dosing of the combination regimen and showed promising clinical responses in patients under 60 years of age.  Moreover, the clinical responses correlated with downregulation of R2, the cellular target of LOR-2040, and were further supported by demonstration of intracellular LOR-2040 in circulating and bone marrow leukemic cells. In July 2008, we announced publication of the final results of this clinical trial by the investigators in the journal Clinical Cancer Research 14(12) 2008. The results demonstrated safety and appropriate dosing of the combination regimen. Notably, promising clinical responses in patients under 60 years of age were obtained which included complete responses in 35% of the 23 patients and significant cytoreduction of the leukemic blasts in two others. Moreover, the clinical responses correlated with down regulation of R2, the cellular target of LOR-2040 in circulating and bone marrow leukemic cells. Additionally, outcomes of complete response were associated with high pre-treatment levels of R2, suggesting that pre-treatment R2 may be a predictor of response and a possible basis for treatment stratification to this LOR-2040 and cytarabine combination.  This proof of concept study provided the basis for proceeding to the larger Phase II study with the same regimen in patients less than 60 years of age with refractory and relapsed AML.

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

In February 2011, we announced publication in The AAPS Journal 18 (1) 2011 by OSU investigators of data demonstrating that treatment of leukemia cells with LOR-2040 significantly increased the antiproliferative activity of Ara-C in leukemia cells and resulted in higher intracellular Ara-CTP, the cytotoxic product of Ara-C. The study provided support for the intracellular mechanism through which this increased anti-tumor activity is achieved.

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

On November 30, 2009, we announced successful completion of the Phase II end of stage assessment of LOR-2040 in combination with HiDAC as salvage therapy in refractory/relapsed AML patients of 60 years of age or younger with favorable results. The Steering Committee review required at this stage determined that the Phase II efficacy and safety results fulfilled the protocol criteria and are consistent with the promising Phase Ib clinical findings. It was further determined on the strength of the Phase Ib and II clinical data that expansion to a definitive comparative trial is the appropriate next step to support registration. A preliminary evaluation found the response rate to be twice that expected from a risk-matched historical control.

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

On August 5, 2009, we announced the allowance of a patent from the Japan Patent Office for LOR-2040, which protects LOR-2040 composition and its use in treatment of cancer. On May 3, 2010, we announced allowance of a new patent in Australia for LOR-2040 in treatment of AML as a single agent and in combination therapies with cytarabine, which extends the patent life in Australia to 2024. And on May 3, 2011, we announced the allowance of a new patent in the United States for LOR-2040 in combination with cytarabine for the treatment of refractory and relapsed AML.

Orphan Drug Status
In May 2005, Lorus received orphan drug designation from the FDA for LOR-2040 in the treatment of AML.  In June 2008, Lorus announced that the European Medicines Agency (“EMEA”) had granted orphan drug designation to LOR-2040 for development in AML.

Immunotherapy

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer.  Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively, it may stimulate the production of specific cancer fighting cells.

Interleukin-17E
Interleukin-17E (“IL-17E”) is a protein-based therapeutic that Lorus is developing as an immunotherapy for cancer treatment. We have shown that IL-17E has anticancer activity against a range of human cancers.    In February 2010, we announced the publication of an article entitled “IL-17E, a proinflammatory cytokine, has antitumor efficacy against several tumor types in vivo”, in the peer-reviewed journal Cancer Immunology Immunotherapy.  In this article, we demonstrated the antitumor effects of IL-17E alone and in combination with a number of approved anticancer agents in preclinical models. The studies showed that IL-17E alone had potent antitumor activity in a number of solid tumors, including melanoma, breast, colon, pancreatic, and non-small cell lung cancers. In combination studies, IL-17E was compatible with a wide variety of approved anticancer drugs, including Avastin, Tarceva, Taxol, Cisplatin, Dacarbazine, Irinotecan, and Gemzar. Furthermore, the combination of IL-17E with each of these anticancer agents showed greater anticancer efficacy than either agent alone without additional toxicity.  The article also provided data on the mechanism of anticancer activity for IL-17E, showing that IL-17E activated the immune system, specifically acting on eosinophils and B cells.

Additional preclinical studies are being done to further evaluate the efficacy and toxicity profile of IL-17E in comparison to other cancer-approved cytokines, including interferon-alpha and IL-2, and further non-clinical studies are planned to assess toxicity and optimize the therapeutic dose.

Virulizin®
In April 2008, Lorus entered into an exclusive licensing deal with a Zoticon Bioventures’ subsidiary, ZOR, for Virulizin®. The license, covering North and South America, Europe and Israel, granted Lorus the right to receive in excess of US$10 million in upfront and milestone payments as well as royalties on sales of between 10 and 20%. In addition, Lorus’ wholly-owned subsidiary received a 25% equity interest in ZOR. ZOR is responsible for all future clinical developments, regulatory submissions, and all commercial activities. As discussed above, in June 2009, Lorus assigned these rights and the rights to the intellectual property associated with Virulizin® to TEMIC as part of the consideration for Lorus’ repurchase of the secured convertible debentures.  See “Business Overview - Financial Strategy- Secured Convertible Debentures”.

Agreements

Manufacturing Agreements

We currently rely upon subcontractors for the manufacture of our drug candidates. The subcontractors manufacture clinical material according to current GMP at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations.

Manufactured product for clinical purposes is tested for conformance with product specifications prior to release by our quality assurance department. GMP batches of our drug candidates are subjected to prospectively designed stability test protocols.

License Agreements

Ion Pharmaceuticals

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”).  To May 31, 2011, NuChem had made cash payments totalling US$500,000 to Ion.  The balance of up to US$3 million is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs. The Company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2011 or 2012 and cannot reasonably predict when such milestones will be achieved, if at all.

The NuChem Analog patents are ancillary to the Company’s primary development activities and do not relate to our core research and development focus, namely LOR-253, nor did they relate specifically to the development of LOR-2040 or Virulizin®.

University of Manitoba

The University of Manitoba, Dr. Jim Wright, Dr. Aiping Young and Cancer Care entered into an exclusive license agreement with GeneSense dated June 20, 1997 pursuant to which GeneSense was granted an exclusive worldwide license to certain patent rights with the right to sub-license.  Effective May 31, 2009, the agreement was assigned from GeneSense to Lorus.  In consideration for the exclusive license to GeneSense of the patent rights, the University of Manitoba and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by GeneSense from the sale of products or processes derived from the patent rights and 1.67% of all monies received by Genesense from sub-licenses of the patent rights. GeneSense is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses.  Pursuant to the terms of the license agreement, any and all improvements to any of the patent rights derived in whole or in part by GeneSense after the date of the license agreement are not included within the scope of the license agreement and do not trigger any payment of royalties.

The University of Manitoba agreement relates specifically to antisense and related technologies described in patent applications that were pending at the time of the agreement.  Subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba.  The Company is currently pursuing its antisense development program, primarily as a function of advancements and amendments to the original patents. We have not yet earned any revenue from the products covered under the agreement and have not paid any royalties under this agreement and cannot reasonably predict the timing and amount of any future payment.  We do not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2012 or 2013.

Collaboration Agreements

Zoticon Bioventures Inc.

In April 2008, Lorus through its wholly owned subsidiary GeneSense Technologies Inc. signed an exclusive multinational license agreement with ZOR formed as a subsidiary of Zoticon Bioventures Inc. (“Zoticon”), a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.   As discussed above, in June 2009, Lorus assigned these rights to TEMIC. (See “Business Overview - Financial Strategy - Secured Convertible Debentures”)

As part of the Zoticon agreement, we entered into a service agreement in which we agreed to provide ZOR with 120 hours of consulting service at its own expense and thereafter will provide services at an agreed upon rate.  This agreement expired in October 2009.

National Cancer Institute

In February 2003, Lorus and the NCI approved clinical protocols to conduct a series of clinical trials in a Phase I/II program to investigate the safety and efficacy of LOR-2040. Lorus and the NCI signed a formal clinical trial agreement in which the NCI financially sponsors the LOR-2040 clinical trials, while Lorus provides the clinical trial drug. The agreement was renewed in October 2007 for an additional three years and expired at the end of the term.  We do not currently have an active agreement with the NCI.

In May 2009, Lorus entered into an additional agreement with the NCI for the study of LOR-2501, LOR-2040, and LOR-1284 in combination with commercially-available drugs, to develop a drug cocktail(s) that is more effective for the treatment of Renal Cell Carcinoma tumors than for normal regenerating kidney.

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

Business Strategy

Our business strategy is based on the identification and development of novel therapies aimed at novel as well as validated cancer targets. We believe that these target-based approaches hold the promise of more effective therapies with fewer side effects. A target-based approach is increasingly recognized as several targeted agents are already approved by regulatory authorities around the globe. In order to minimize single technology-related risks, we have adopted three different technology approaches:

1.	Development of small molecules that recognize specific targets in cancer cells.

2.	RNA-targeted technologies such as antisense and siRNA.

3.	Immunotherapy using safe and efficacious products to stimulate the natural anticancer properties of the immune system.

The first two approaches utilize selection strategies for identification and development of highly specific targeted drug candidates, capitalizing on proprietary libraries of compounds developed in-house.

In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each drug candidate throughout the clinical development process and consider commercialization opportunities when appropriate.  In the next fiscal year, we intend to pursue partnerships and collaborations for our compounds and further the development of our promising pipeline.  More specifically, our main objectives are (i) to complete the Phase I clinical trial of our lead small molecule drug, LOR-253 to the end of Phase I and prepare for initiation of a Phase II clinical trial; (ii) to advance our pre-clinical product candidate LOR-500; and (iii) to secure partnership and financing alternatives in order to successfully continue our operations.

Financial Strategy

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity financings, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

Equity Offering and Financing Commitment

On July 22, 2011, subsequent to fiscal year-end, we filed a final short form prospectus in Canada in connection with a best efforts offering (the “Equity Offering”) of a minimum of 5,000,000 units and a maximum of 10,000,000 units of the Company (the “Units”) at a price of $0.40 per Unit.  Each Unit consists of one common share of Lorus and one common share purchase warrant of Lorus. Each warrant will entitle the holder to purchase one common share for five years after the closing of the Equity Offering at an exercise price of $0.45 per common share (the “Exercise Price”). If on any date (the “Accelerated Exercise Date”) the 10-day volume weighted average trading price of the common shares on the TSX equals or exceeds 200% of the Exercise Price, then upon the Corporation’s sending the holders of the warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of these warrants.

In connection with the Equity Offering, Herbert Abramson, a director of the Corporation, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus having an aggregate subscription price equal to the difference, if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Equity Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short form prospectus to November 30, 2011 and (b) $4.0 million.

The Equity Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Equity Offering, Lorus issued 5.5 million common shares and 5.5 million warrants.

Mr. Abramson purchased 2.4 million Units.

December 2010 Private Placement

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for cash consideration of $1.66 million.  The total costs associated with the transaction were approximately $20 thousand.  The Company has allocated the net proceeds of the private placement to common shares.  Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

November 2010 Rights Offering

On August 27, 2010, the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company, Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced in August, September and October 2010. The loans were unsecured, had six-month terms (or the earlier of the closing of the rights issue) and bore interest at an annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010, Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

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

The total costs associated with the transaction were approximately $370 thousand.  The Company has allocated the net proceeds of the Rights Offering to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

Share Consolidation

At our annual and special meeting of shareholders held on November 30, 2009, our shareholders approved a special resolution permitting our board of directors, in its sole discretion, to file an amendment to our articles of incorporation to consolidate our issued and outstanding common shares.

On May 12, 2010, our board approved the share consolidation on the basis of one post-consolidation common share for every 30 pre-consolidation common shares. The record date and effective date for the share consolidation was May 25, 2010. Our common shares began trading on the TSX on a post-consolidation basis on May 31, 2010.  The share consolidation resulted in an adjustment to the exercise price and number of common shares issuable upon exercise of outstanding stock options and warrants.

In this Annual Report, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation unless noted otherwise.

Promissory Notes

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson, to borrow $1 million.  The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at an annual rate of 10%. The principal and interest amount were due on October 14, 2010, and have been fully repaid by the Company.  The funds were used for general working capital purposes.

In October 2009, the Company entered into a loan agreement with Mr. Abramson to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bore interest at an annual rate of 10%. The principal and interest was due in six months.  The principal amount of $1.0 million was applied to subscribe for units as part of the November 27, 2009 private placement described below and therefore the liability was discharged at that time.

November 2009 Private Placement

On November 27, 2009, pursuant to a private placement, the Company issued 41.0 million (pre-consolidation) common shares and 20.5 million (pre-consolidation) common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director, Mr. Abramson, on October 6, 2009, which was applied to subscribe for units as part of the private placement. In addition, the Company issued 2.2 million (pre-consolidation) brokers’ warrants to purchase an equivalent number of common shares at $0.08 (pre-consolidation) until May 27, 2011.  The warrants expired unexercised on May 27, 2011.

Secured Convertible Debentures

On October 6, 2004, we entered into a subscription agreement with TEMIC to issue an aggregate of $15.0 million of secured convertible debentures issuable in three tranches of $5.0 million each, in each of, October 2004, January 2005 and April 2005.  The debentures were due on October 6, 2009.  On June 22, 2009, we reached a settlement with TEMIC with respect to the $15.0 million of debentures.

Under the settlement agreement, we purchased all of the debentures from TEMIC for a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR, sale of intellectual property associated with Virulizin® and sale of the shares in our wholly owned subsidiary, Pharma Immune Inc., which holds an equity interest in ZOR.  Under the agreement, we are entitled to 50% of any royalties received under the ZOR license agreement and 50% of the deal value of any transaction completed in territories not covered by the ZOR license agreement. We also retain a perpetual, royalty free license for the animal use of Virulizin®.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin® in territories not covered by the ZOR license agreement. We will assist TEMIC with certain agreed upon services.

For receipt of the intellectual property associated with Virulizin® and all of our shares in Pharma Immune, TEMIC has released all security interests in the assets of Lorus.

August 2008 Rights Offering

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of the July 9, 2008 record date received one right for each common share held as of this record date.  Each four rights entitled the holder thereof to purchase a unit of Lorus.  Each unit consisted of one common share of Lorus at $3.90 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $4.53 per common share until August 7, 2010.

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

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.  As of May 31, 2011, we owned or had rights to 22 issued patents and 30 pending patent applications worldwide.

Small Molecule

We have been issued four patents and have 21 pending patents worldwide for our in-house small molecules.  These patents cover composition of matter and method claims.

RNA-targeted Therapies

We have been issued one patent in Canada, seven patents in the United States and 10 patents in other jurisdictions around the world relating to our DNA/RNA-based therapeutics, which includes antisense and siRNA molecules.  We also have 6 pending patents worldwide for this class of therapies. These patents include composition of matter and method claims.

Immunotherapy

We have three pending patents for our IL-17E immunotherapy program.

Risks Relating to Intellectual Property

We either own the issued patents discussed above or have the exclusive right to make, use, market, sell or otherwise commercialize products using these patents to diagnose and treat cancer. We cannot assure you that we will continue to have exclusive rights to these patents.

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

Regulatory Strategy

Our overall regulatory strategy is to work with Health Canada, the federal government department which, among other responsibilities, regulates the use and sale of therapeutic drug products in Canada and the FDA in the United States, the European Medicines Agency in Europe, and any other local regulatory agencies to have drug applications approved for the use of LOR-253 in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets. Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States or the European Union and to file additional drug applications in other markets where commercial opportunities exist.  We cannot assure you that we will be able to pursue these opportunities successfully.

Revenues

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

Employees

As at May 31, 2011, we employed 13 full-time persons and four part-time people in research and drug development and administration activities. Of our employees, six hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans and employees can participate in the employee share purchase plan.  See Item 6.B - Compensation.

None of our employees are unionized, and we consider our relations with our employees to be good.

Office Facilities

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the near term.  Our current lease expires on March 31, 2013.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition.  There are numerous players in both of these industries that are focusing their efforts on activities similar to ours.  Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us.  In addition, we may face competition from other companies for opportunities to enter into partnerships with biotechnology and pharmaceutical companies and academic institutions.  Many of these other companies, however, are not solely focused on cancer, as is the mission of our drug development strategy to specialize in the development of drugs for the treatment and management of cancer.

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

Lorus currently has one subsidiary, NuChem, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital. On May 31, 2009, GeneSense, of which Lorus owned 100% of the issued and outstanding share capital, was wound up into Lorus and subsequently dissolved.  Until June 22, 2009, Lorus owned 100% of the issued and outstanding share capital of Pharma Immune, at which time it disposed of these shares.  See “Business Overview - Financial Strategy - Secured Convertible Debentures.”

Lorus’ common shares are listed on the TSX under the symbol “LOR”.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7, and our phone number is (416) 798-1200.  Our corporate website is www.lorusthera.com.  The contents of the website, and items accessible through the website, are specifically not included in this Annual Report by reference.

D.           Property, Plant and Equipment

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the near term.  Our current lease expires on March 31, 2013.

Item 4A.                 Unresolved Staff Comments

Not applicable.

Item 5.                 Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.           Operating Results

The following discussion should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended May 31, 2011 and the accompanying notes (the “Consolidated Financial Statements”) set forth elsewhere in this Annual Report. The Consolidated Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian GAAP. Significant differences between Canadian GAAP and U.S. GAAP are identified in the Supplementary Information included with the Consolidated Financial Statements included in this Annual Report. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management’s Discussion and Analysis, “Lorus”, the “Company”, “we”, “us” and “our” each refers to Lorus Therapeutics Inc. both before and after the Arrangement Date.

Overview

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to a product available to start a Phase III clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

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

Our success is dependent upon several factors, including maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our product candidates in clinical trials, securing strategic partnerships and obtaining the necessary regulatory approvals to market our products.

Our loss from operations for the year ended May 31, 2011 decreased to $5.0 million ($0.38 per share) compared to $5.7 million ($0.61 per share) for the year ended May 31, 2011 and decreased even further from the loss of $9.3 million ($1.13 per share) for the year ended May 31, 2009.  For the year ended May 31, 2011, our net loss and other comprehensive loss was $5.0 million ($0.38 per share) compared with net earnings and other comprehensive earnings of $5.3 million (earnings of $0.57 per share) for the year ended May 31, 2010, as a result of the $11.0 million gain on sale recognized on the extinguishment of our convertible debentures in June 2009 (described below in the section titled “Gain on repurchase of convertible debentures and transfer of assets”) as well as the gain on sale of shares related to the Arrangement (as described in the section titled “Gain on sale of shares”) of $50 thousand due to a reduction in the indemnification liability (described below).  For the year ended May 31, 2009, the Company recorded a gain on sale of shares of $450 thousand resulting in a net loss and other comprehensive loss for the period of $8.9 million ($1.08 per share).

The decrease in net loss from operations for the year ended May 31, 2011 compared to the prior year is due primarily to lower general and administrative costs of $863 thousand due to reduced personnel and overhead costs as well as one-time financing charges of $569 thousand incurred in the prior year compared to $156 thousand in the current year, as well as lower research and development costs of $219 thousand, resulting from less spending on LOR-2040 compared to the prior year. These cost reductions were offset by higher stock based compensation expense of $350 thousand in the current year.

The decrease in net loss from operations for the year ended May 31, 2010 compared to the prior year is due primarily to lower research and development costs of $1.2 million resulting from less spending on GLP-toxicity studies as well as an overall reduction in our spending to conserve cash balances and a reduction in interest and accretion charges of $653 thousand and $1.6 million respectively, resulting from the settlement of the convertible debentures described below and lower stock based compensation costs of $270 thousand as a result of a lower share price in the current year.  These reductions were offset by a decrease in interest income from $270 thousand for the year ended May 31, 2009 to $21 thousand for the year ended May 31, 2010 as a result of lower cash and investment balances.

We utilized cash of $5.9 million in our operating activities in the year ended May 31, 2011 compared to $3.7 million in the prior year.  The increase is primarily a result of repayment of accounts payable and accrued liabilities balances in the current year.

At May 31, 2011, we had cash and cash equivalents and short-term investments of $911 thousand compared to $914 thousand at May 31, 2010.  Subsequent to year end we completed an equity offering and obtained a commitment letter (described below under “-- Subsequent Events”) which will provide us with $4 million in cash over the next six months.  Including the equity proceeds and commitment letter, Lorus had available $4.9 million for use in fiscal 2012.

Selected Annual Financial Data

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited Consolidated Financial Statements for the year ended May 31, 2011, which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit(1)(2)
(In thousands, except per share data)	Years Ended May 31,
	2011	2010	2009
REVENUE	$-	$131	$184

EXPENSES
Cost of sales	-	-	-
Research and development	2,298	2,517	3,757
General and administrative	2,101	2,964	2,958
Stock-based compensation	526	176	446
Depreciation and amortization	56	86	189
Operating expenses	4,981	5,743	7,350
Interest expense on convertible debentures	71	54	707
Accretion in carrying value of secured convertible debentures	-	80	1,707
Interest income (expense)	(14)	(21)	(270)
Loss from operations for the period	(5,038)	(5,725)	(9,310)
Gain on sale of shares	-	50	450
Net earnings (loss) and other comprehensive income (loss)	(5,038)	5,331	(8,860)
Basic and diluted earnings (loss) per common share	$(0.38)	$0.57	$(1.08)
Weighted average number of common shares
outstanding used in the calculation of
basic earnings (loss) per share	13,157	9,364	8,236
diluted earnings (loss) per share	13,157	9,379	8,236
Total assets	$2,004	$2,303	$7,527
Total long-term liabilities	$-	$-	$-

(1)
On July 10, 2007, the Company completed the Arrangement.  As a result of the Arrangement, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated Financial Statement information above reflects that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

(2)
In accordance the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company’s board of directors approved a 1-for-30 share consolidation which became effective May 25, 2010. The share consolidation affects all of the Company’s common shares, stock options and warrants outstanding at the effective time. Prior to consolidation, the Company had approximately 298 million shares outstanding.  Following the share consolidation, the Company had approximately 9.9 million common shares outstanding. Similarly, prior to consolidation, the Company had approximately 20.2 million stock options and 36.9 million warrants to purchase common shares outstanding. Following the share consolidation, the Company had approximately 673 thousand stock options and 1.3 million warrants to purchase common shares outstanding. All references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation. All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as earnings (loss) per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

Recent Accounting Pronouncements Adopted - Canadian GAAP

2011
There were no new accounting policies adopted in the fiscal year ended May 31, 2011.

2010
The following accounting policies were adopted during the fiscal year ended May 31, 2010.

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

2009

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

Capital disclosures:

Effective June 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1535, Capital Disclosures. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; (ii) an entity’s compliance with any capital requirements; and (iii) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 8 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Financial instruments:

Effective June 1, 2008, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 9 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

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

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically June 1, 2008 for the Company. The new disclosure requirements pertaining to this Section are contained in note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Recent Accounting Pronouncements Adopted - U.S. GAAP

There were no new accounting policies adopted under U.S. GAAP in the year ended May 31, 2011.

2010

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

2009

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

Critical Accounting Policies

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the board of directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Annual Report. Other important accounting polices are described in note 3 to the Consolidated Financial Statements included in Item18 of this Annual Report.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under Canadian GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under Canadian GAAP, the value of the product portfolio is not reflected on the Company’s Consolidated Financial Statements.

Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Canadian Institute of Chartered Accountants Handbook Section 3870. The option pricing model calculates the theoretical fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated fair values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Warrant Valuation

We often raise funding through the issuance of units and the exercise of warrants. Each issued unit has consisted of one common share and a portion of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to five years from the issue date.  Canadian GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on the trading price on the TSX.  However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model has been used to determine the fair value of the warrants. In the even that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price. As noted above under “Stock-Based Compensation,” the Black-Scholes pricing model uses highly subjective assumptions which could significantly alter the valuation of the warrant.

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

Valuation of Goodwill and Long Lived Assets

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

The Company reviews long-lived assets which includes fixed assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

Recent Accounting Pronouncements Yet To Be Adopted - Canadian GAAP

The following recent accounting pronouncements under Canadian GAAP have yet to be adopted:

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board requires all Canadian publicly accountable entities to adopt International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. The Company’s first annual filing under IFRS will be for the year ended May 31, 2012; its first quarterly filing under IFRS was for the quarter ending August 31, 2011 and includes IFRS comparative figures for the period ended August 31, 2010. Accordingly, the Company’s adoption date for IFRS is June 1, 2011, but its transition date (“Transition Date”) is June 1, 2010 in order to accommodate IFRS comparative figures in the Company’s Consolidated Financial Statements after the adoption date.

The Company reported its first set of interim financial statements under IFRS on November 11, 2011.

Recent Accounting Pronouncements Yet To Be Adopted - U.S. GAAP

The Company will no longer be reporting under U.S. GAAP following the adoption of IFRS.

Operating Results

Revenue

For the year-ended May 31, 2011, revenue decreased to nil from $131 thousand in the same period last year and from $184 thousand in 2009.  Revenue recorded in the fiscal years ended May 31, 2010 and May 31, 2009 was primarily related to milestone revenues associated with the license of Virulizin® to ZOR. During the year ended May 31, 2009, Lorus received a $178 thousand (US$150 thousand) milestone payment from ZOR related to ZOR’s achievement of a financing milestone.  This milestone was recognized over the remaining 12 months of a service contract whereby we agreed to provide consulting services to ZOR.  As of November 30, 2009, we had fully recognized the milestone payments.  The service agreement with ZOR expired in October 2009 and no milestone or licensing revenue has been earned since that date.

Research and Development

Research and development expenses totaled $2.3 million in the year ended May 31, 2011 compared to $2.5 million during the prior year and $3.8 million in 2009.  The decrease in expenditures of $0.2 million during the current year compared to the year ended May 31, 2010 is primarily a result of reduced spending on the development of LOR-2040 and emphasis on the development of LOR-253.  Because LOR-253 is at an earlier stage of development, it results in lower development costs.  In addition, we continue to reduce overall, noncritical research and development costs in order to conserve cash resources.

The decrease in expenditures of $1.2 million for the year ended May 31, 2010 compared to the prior year is primarily a result of the cost of toxicity studies for our lead small molecule drug candidate LOR-253 completed in fiscal 2009.  No similar costs were incurred in the year ended May 31, 2010.

General and Administrative

General and administrative expenses totaled $2.1 million for the year ended May 31, 2011 compared to $3.0 million in the prior year and $3.0 million in fiscal 2009.  General and administrative expenses were lower for the year ended May 31, 2011 compared with the prior year due to reduced personnel costs, lower patent charges due to one time charges in the prior year and a restructuring of our patent portfolio, lower legal and board fees as well as lower costs associated with the terminated financing described below.  We do not expect to incur any further expenses related to this terminated financing.

While the general and administrative expenses in the year ended May 31, 2010 were consistent with the year ended May 31, 2009, there were significant reductions to personnel, travel, board of directors and general office costs over the prior year offset by financing costs of $569 thousand associated with the terminated financing (as described below).

Stock Based Compensation

Stock based compensation expense, net of forfeitures, totaled $526 thousand for the year ended May 31, 2011 compared to $176 thousand in the prior year and $446 thousand in 2009.  The increase in stock based compensation in the current year compared with the prior year is the result of option grants in the current year to certain officers and employees who received one-time option grants and in turn agreed to the cancellation of the stock options previously held by them.  In addition, in the year ended May 31, 2010, we recorded a recovery/reduction of expense of $173 thousand due to the forfeiture of unvested options which further reduced overall stock option expense.

The lower stock based compensation expense for the year ending May 31, 2010 compared to May 31, 2009 is due primarily to a lower share price and therefore lower fair value in the year ended May 31, 2010 as well as the reduction in expenditure of $173 thousand as discussed above.

Depreciation and Amortization

Depreciation and amortization expenses decreased to $56 thousand in the year ended May 31, 2011 as compared to $86 thousand in the prior year and $189 thousand in 2009. The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past several fiscal years.  During fiscal 2009, we acquired research and development equipment that provides us with the ability to do certain testing in house that was previously outsourced.

Interest Expense

Interest expense was $71 thousand for the year ended May 31, 2011 compared to $54 thousand for the prior year and $707 thousand for the year ended May 31, 2009.  Interest expense incurred in the current year related to cash interest on the 10% interest promissory notes (described under “Promissory Notes” and “Rights Offering”), which were all repaid as of November 30, 2010.  During the year ended May 31, 2010, $27 thousand interest expense was paid to the debenture holders (prior to June 22, 2010) with $15 thousand in common shares and $12 thousand in cash with the remaining $27 thousand in interest expense accrued on the two $1 million, 10% interest promissory notes (described under “Promissory Notes”) advanced during the year.  The interest expense in 2009 was for non-cash payments related to the interest payable at a rate of prime plus 1% on the $15.0 million convertible debentures that were repurchased in June 2009.  All interest on the debentures (prior to May 31, 2009) was paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of our secured convertible debentures was nil in the year ended May 31, 2011 compared to $80 thousand in the prior year and $1.7 million in 2009.  There is no accretion in the current year as the debentures were repurchased and cancelled in June 2009 (as discussed below).  The amount of $80 thousand in the year ended May 31, 2010 relates to the period in the year during which the convertible debentures were outstanding, June 1, 2009 to June 19, 2009.  Accretion charges arose as, under GAAP, we allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, we were required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would have been the face value of $15.0 million.

Interest Income

Interest income totaled $14 thousand in the year ended May 31, 2011 compared to $21 thousand in the prior year and $270 thousand in 2009. The decrease in interest income during the current year is due to lower interest rates available on investments in comparison to the prior years.  The interest income was lower for the year ended May 31, 2010 compared to the prior year due to a significantly lower average cash balance throughout the year.

Loss from operations for the period

For the reasons discussed above, our loss from operations for the year ended May 31, 2011 decreased to $5.0 million ($0.38 per share) compared to $5.7 million ($0.61 per share) in the prior year and $9.3 million ($1.13 per share) in 2009. During the current year For the year ended May 31, 2011 net loss and other comprehensive loss was $5.0 million ($0.38 per share). In the year ended May 31, 2010 the Company recognized a $11.0 million gain on sale on the extinguishment of its convertible debentures in June 2009 and a gain of $50 thousand related to a reduction in the indemnification liability. These gains resulted in net earnings and other comprehensive earnings of $5.3 million (earnings $0.57 per share) for the year ended May 31, 2010. During the year ended May 31, 2009 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $8.9 million ($1.08 per share).

Gain on repurchase of convertible debentures and transfer of assets

The terms of the secured convertible debentures are described in note 13 to the Company’s annual Consolidated Financial Statements for the period ended May 31, 2011. The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus repurchased all of the convertible debentures from TEMIC for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR, certain intellectual property associated with Virulizin® and all of Lorus’ shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR. Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement. Lorus also retains a perpetual royalty free license for the animal use of Virulizin®. TEMIC will be fully responsible for all clinical and regulatory costs associated with the commercialization of Virulizin® in territories not covered by the ZOR license agreement. Lorus will assist TEMIC with certain agreed upon services.

For receipt of the intellectual property associated with Virulizin® and all of Lorus’ shares in Pharma Immune, TEMIC released all security interests in the assets of Lorus.

As a result of the transaction, in the year ended May 31, 2010, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures in the amount of $3.8 million, the equity portion of the debentures, was transferred to contributed surplus.  The gain on repurchase of the debentures did not result in income taxes payable as the Company had sufficient capital loss and non-capital loss carryforwards to shelter these gains.

Plan of Arrangement and Corporate Reorganization

On the Arrangement Date, the Company completed a plan of arrangement and corporate reorganization with, among others, Old Lorus, 6707157 Canada Inc. and Pinnacle International Lands, Inc. As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries. The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in this MD&A reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

Gain on sale of shares

As a result of the Arrangement described above, the Company recognized a gain on the sale of the shares of Old Lorus to the investor of approximately $6.3 million for the year ended May 31, 2008 and a gain on sale in 2009 of $450 thousand, which represents the $600 thousand released from escrow less $150 thousand accrued as management’s estimate of the fair value of the liability associated with the indemnification described below. This liability was reduced to $100 thousand in the year ended May 31, 2010 resulting in a gain on sale of $50 thousand recorded in net earnings and other comprehensive income. The reduction in liability was the result of the passage of time and related reduction in risk associated with claims under the liability. This liability is included on the balance sheet in Accrued Liabilities as at May 31, 2011.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third-party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time; (ii) prior to, at or after the effective time of the Arrangement as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the effective time of the Arrangement and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

There have been no claims under this indemnity to date.

Share Consolidation

In accordance the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares, the Company’s board of directors approved a 1-for-30 share consolidation which became effective May 25, 2010. The share consolidation affected all of Lorus’ common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation the Company had approximately 298 million shares outstanding. Following the share consolidation, Lorus has approximately 9.9 million common shares outstanding. Similarly, prior to consolidation, the Company had approximately 20.2 million stock options and 36.9 million warrants to purchase common shares outstanding. Following the share consolidation, the Company had approximately 673 thousand stock options and 1.3 million warrants to purchase common shares outstanding.

In this Annual Report, all references to number of shares, stock options and warrants in the current and past periods, unless otherwise specified, have been adjusted to reflect the impact of the consolidation.  All amounts based on the number of shares, stock options or warrants, such as earnings (loss) per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of the 1-for-30 share consolidation.

License Transactions

In April 2008, Lorus, through its wholly owned subsidiary Genesense, signed an exclusive multinational license agreement with ZOR formed as a subsidiary of Zoticon Bioventures Inc. (“Zoticon”), a research-driven biophrarmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.

Under the terms of the agreement, we received an upfront licensing fee of $100 thousand and a subsequent milestone payment of $170,000, and were entitled to receive in excess of US$10 million in milestone payments based on progress through financing and clinical development, and royalties on net sales that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments. In addition, Lorus’ wholly owned subsidiary, Pharma Immune, received a 25% interest in ZOR.  ZOR assumed all future costs for clinical developments, regulatory submissions and all commercial activities.

At the same time, we entered into a service agreement with ZOR under which we agreed to provide ZOR with 120 hours of consulting service at its own expense and thereafter provide services at an agreed-upon rate.  This agreement expired in October 2009.

On June 22, 2009, we reached a settlement with TEMIC with respect to the purchase and settlement of the $15.0 million of secured convertible debentures.

Under the settlement agreement, we purchased all of the debentures from TEMIC for a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR, sale of intellectual property associated with Virulizin® and sale of the shares in our wholly owned subsidiary, Pharma Immune Inc., which holds an equity interest in ZOR.  Under the agreement, we are entitled to 50% of any royalties received under the ZOR license agreement and 50% of the deal value of any transaction completed in territories not covered by the ZOR license agreement.  We also retain a perpetual, royalty free license for the animal use of Virulizin®.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin® in territories not covered by the ZOR license agreement.  We will assist TEMIC with certain agreed-upon services.

For receipt of the intellectual property associated with Virulizin® and all of our shares in Pharma Immune, TEMIC released all security interests in the assets of Lorus.

Corporate Changes

As discussed above, on July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the TSX and the NSYE Amex (formerly, the American Stock Exchange).  As discussed under the heading “Regulatory Matters” below, the Company voluntarily delisted from the NYSE Amex effective October 31, 2008.

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

Quarterly Results of Operations

The selected financial information provided below is derived from the Company’s unaudited quarterly Consolidated Financial Statements for each of the last eight quarters.

Revenue recognized over the oldest three quarters is primarily related to milestone payments received from ZOR for the license of Virulizin®. Lorus received two milestone payments under the license agreement, one upon signing the agreement and a second upon ZOR achieving a financing milestone. The milestone revenue was recognized over the period of a service contract period whereby Lorus agreed to provide consulting services to ZOR. The milestone revenue was fully recognized by the end of the second quarter of 2010, as the service agreement with ZOR expired in October 2009.

Research and development expenditures have been consistent over the past eight quarters with variances primarily due to timing of expenditures. On an overall basis the four quarters in fiscal 2011 are lower than the prior year due to reduced spending on LOR-2040 and overall reduced expenditures. Higher expenses in the quarter ended February 28, 2011 relate to the initiation of the LOR-253 Phase I clinical trial in January 2011.

General and administrative expenses have trended lower for the past year quarter-over-quarter due to reduced headcount, and an overall reduction in spending to conserve cash balances. The increase in general and administrative costs for the quarter ended May 31, 2010 was due to the write off of $569 thousand in costs associated with a terminated financing initiative.

The net earnings shown in the quarter ended August 31, 2009 is related to the gain on settlement of the convertible debentures described above.

Cash used in operating activities was significantly lower in the quarters ended May 31, 2010 and August 31, 2010 due to increased accounts payables and accrued liabilities balances. The cash used in operating activities in the quarter ended November 30, 2010 was much higher than the other quarters due to a repayment of a $1 million promissory note.

(In thousands, except per share data)	May 31, 2011	Feb 28, 2011	Nov. 30, 2010	Aug. 31, 2010`	May 31, 2010	Feb 28, 2010	Nov. 30, 2009	Aug. 31, 2009
Revenue	$-	$-	$-	$-	$-	$3	$79	$49
Research and development expense	446	760	603	489	601	718	658	540
General and administrative expense	421	527	564	589	1,173	515	743	533
Net (loss) earnings	(1,037)	(1,581)	(1,255)	(1,165)	(1,820)	(1,343)	(1,266)	9,760
Basic and diluted net (loss)
earnings per share	$(0.07)	$(0.10)	$(0.11)	$(0.12)	$(0.18)	$(0.14)	$(0.14)	$1.14
Cash used in operating activities	$(930)	$(1,676)	$(2,603)	$(685)	$(271)	$(1,812)	$(651)	$(987)

Earnings per share (“EPS”) is shown as reported as per the quarterly published Consolidated Financial Statements.  Share issuances during the second quarter result in different weighted average share numbers each quarter and as such the quarterly EPS will not total the annual EPS.

Outstanding Share Data

As at November 25, 2011, the Company had 21.2 million common shares issued and outstanding and 9.8 million common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 1.2 million stock options to purchase an equal number of common shares.

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

At May 31, 2011, the capital structure of the Company consisted of equity comprised of share capital, warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company, upon approval from its board of directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration consisting of cash and other assets in June 2009. The Company expects that its current capital resources will not be sufficient to carry out its research and development plans and operations for more than the next six to eight months without further investment.  (See “Liquidity and Capital Resources.”)

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2010.

Equity Offering and Financing Commitment

On July 22, 2011, subsequent to fiscal year-end, we filed a final short form prospectus in connection with the Equity Offering, which closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Equity Offering, Lorus issued 5.5 million common shares and 5.5 million warrants that entitle the holder to purchase one common share for five years after the closing of the Equity Offering at the Exercise Price of $0.45 per common share. If on any date, which we refer to as the Accelerated Exercise Date, the 10-day volume weighted average trading price of the common shares on the TSX equals or exceeds 200% of the Exercise Price, then upon the Corporation’s sending the holders of the warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of these warrants.

In connection with the Equity Offering, Herbert Abramson, a director of the Corporation, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus having an aggregate subscription price equal to the difference, if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Equity Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short form prospectus to November 30, 2011 and (b) $4.0 million.  Mr. Abramson purchased 2.4 million Units.

December 2010 Private Placement

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for cash consideration of $1.66 million.  The total costs associated with the transaction were approximately $20 thousand.  The Company has allocated the net proceeds of the private placement to common shares.  Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

November 2010 Rights Offering

On September 27, 2010, Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of the Rights Offering, under which holders of common shares of the Company as of the October 12, 2010 record date received one right for each common share held as of such date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the Rights Offering.  As a result of the Rights Offering, Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

Additionally, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.  Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced in August, September and October 2010. The loans were unsecured, had six-month terms (or the earlier of the closing of the rights issue) and bore interest at an annual rate of 10%. All three notes were repaid upon the close of the Rights Offering.

The total costs associated with the transaction were approximately $370 thousand.  The Company has allocated the net proceeds of the rights offering to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

Promissory Notes

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson, to borrow $1 million.  The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at an annual rate of 10%. The principal and interest amount were due on October 14, 2010 and in August 2010 the due date was extended a further three months.  This note was repaid at November 30, 2010.

In October 2009, the Company entered into a loan agreement with Mr. Abramson to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bore interest at an annual rate of 10%. The principal and interest were due in six months.  The principal amount of $1.0 million was applied to subscribe for units as part of the November 27, 2009 private placement described below.  This note was repaid at November 30, 2009.

November 2009 Private Placement

On November 27, 2009, pursuant to a private placement, the Company issued 1.366 million (post-consolidation) common shares and 683 thousand (post-consolidation) common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director, Mr. Abramson, on October 6, 2009, which was applied to subscribe for units as part of the private placement. In addition, the Company issued 72 thousand (post-consolidation) brokers’ warrants to purchase an equivalent number of common shares at $2.40 (post-consolidation) until May 27, 2011.  These warrants expired unexercised on May 27, 2011.  The total costs associated with the transaction were approximately $250 thousand, which included the $77 thousand that represented the fair value of the brokers’ warrants.  The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values. Based on relative fair values, $1.7 million of the net proceeds were allocated to the common shares and $622 thousand to the common share purchase warrants.

August 2008 Rights Offering

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of the July 9, 2008 record date received one right for each common share held as of this record date.  Each four rights entitled the holder thereof to purchase a unit of Lorus.  Each unit consisted of one common share of Lorus at $3.90 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $4.53 per common share until August 7, 2010.

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

Cash Position

At May 31, 2011, we had cash and cash equivalents and short-term investments totaling $911 thousand compared to $914 thousand at May 31, 2010. On August 15, 2011, the Company raised $2.2 million in an equity offering (described below under “Subsequent Events”), which is available for use in fiscal 2012.  We invest in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash, cash equivalents, short-term investments and other current assets less current liabilities) at May 31, 2011 was $140 thousand as compared to a deficiency of $1.3 million at May 31, 2010.

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

If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including our ability to raise additional capital, the progress of the Company’s research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of our compounds and the timing and development status of competitive products.

As discussed above, management has forecast that our current level of cash, cash equivalents, including the proceeds described under “Subsequent Events” will be sufficient to execute its current planned expenditures for the next six to eight months without further investment.

Terminated U.S. Financing

In April 2010, the Company filed a registration statement on Form F-1 with the SEC for an offering of up to US$17.5 million of units in the United States.

In August 2010, the Company announced that, due to unfavorable market conditions, the registration statement would be withdrawn and the public financing would not proceed. The Company incurred fees of approximately $569 thousand related to this filing which were included in general and administrative expenses for the year ended May 31, 2010.  An additional $156 thousand in fees were incurred in the year ended May 31, 2011 and included in general and administrative expenditures.

Subsequent Events

On July 22, 2011, subsequent to fiscal year-end, we filed a final short form prospectus in connection with the Equity Offering, which closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Equity Offering, Lorus issued 5.5 million common shares and 5.5 million warrants that entitle the holder to purchase one common share for five years after the closing of the Equity Offering at the Exercise Price of $0.45 per common share. If on any date, which we refer to as the Accelerated Exercise Date, the 10-day volume weighted average trading price of the common shares on the TSX equals or exceeds 200% of the Exercise Price, then upon the Corporation’s sending the holders of the warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of these warrants.

In connection with the Equity Offering, Herbert Abramson, a director of the Corporation, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus having an aggregate subscription price equal to the difference, if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Equity Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short form prospectus to November 30, 2011 and (b) $4.0 million.  Mr. Abramson purchased 2.4 million Units.  See “Business Overview - Financial Strategy - Equity Offering and Financing Commitment” above.

            The Company disclosed in its management information circular dated October 28, 2011 that it would like to amend the exercise price of the November 2010 warrants from the $1.33 current exercise price to an exercise price equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange on the date of the approval of the shareholders to such amendment at the annual and special meeting (to be held on November 29, 2011), plus a 10% premium (to be rounded up).  The Company has not yet determined the impact the potential re-pricing may have on the financial statements.

C.           Research and development, patents and licenses, etc.

Certain information concerning research and development and intellectual property is set forth in Item 4, “Information on the Company”.

D.           Trend information

We have a history of operating losses and have not been profitable since our inception in 1986.  We expect to continue to incur losses for at least the next several years as we and our collaborators and licensees pursue clinical trials and research and development efforts.  See “Risk Factors” above.

E.           Off-balance sheet arrangements

As at May 31, 2011, we have not entered into any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

(In thousands)
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating leases	$142	$134	$12	$-	$288

The Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments.  As of May 31, 2011, no amounts have been received by the Company relating to these licensing agreements and, therefore, no amounts are owing and the amount of future fees is not determinable.

The Company has entered into various consulting agreements that, upon execution of a partnership agreement, could result in liabilities owing to such consultants. The amounts payable under these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of May 31, 2011, no amounts were owing and the amount of future fees payable to the consultants are not determinable.

During the year ended May 31, 2011, the Company entered into various contracts with service providers with respect to LOR-253 phase I clinical trial.  These contracts could result in future payment commitments of approximately $860 thousand.  Of this amount, $248 thousand has been accrued or paid at May 31, 2011.  The payments will be based on services performed and amounts may be higher or lower based on actual services performed.

Under the Arrangement, Lorus agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third-party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

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

Lorus has recorded a liability of $100 thousand relating to the indemnifications provided, which we believe is a reasonable estimate of the obligation for these indemnifications.  There have been no claims under this indemnity.  This amount is included on the Company’s consolidated balance sheet in Accrued Liabilities at May 31, 2011.

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee the members of each such committee are shown below.  As at May 31, 2011, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 7.2 million common shares or approximately 46% of our outstanding common shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since

Herbert Abramson(1)(3) Ontario, Canada	Director	July 2007

Dr. Denis Burger(1)(2) Oregon, United States	Chairman, Director	September 2007

Dr. Mark Vincent(3) Ontario, Canada	Director	September 2007

Warren Whitehead(1) Ontario, Canada	Director	April 2011

Dr. Jim A. Wright(2) Ontario, Canada	Director, former President and Chief Executive Officer	October 1999

Dr. Aiping H. Young Ontario, Canada	President and Chief Executive Officer, Director	October 1999(4)

Elizabeth Williams Ontario, Canada	Acting Chief Financial Officer and Director of Finance	November 2005

Dr. Yoon Lee Ontario, Canada	Vice President Research	May 2008

(1)           Member of the Audit Committee.

(2)           Member of the Compensation Committee.

(3)           Member of the Corporate Governance and Nominating Committee.

(4)           Dr. Young has been with the Company since October 1999.  She became President, Chief Executive Officer and director in October 2006.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

Mr. Herbert Abramson: Mr. Abramson has been in the investment industry for 29 years managing portfolios for high net worth individuals. He is a co-founder, Chairman and Portfolio Manager of Trapeze Capital Corp., an investment dealer and portfolio management company and is also Chairman and Portfolio Manager of Trapeze Asset Management Inc., an affiliated investment counseling company. Mr. Abramson is a member of the Law Society of Upper Canada and practiced corporate/securities law for 12 years before going into the investment business. He is also currently a director of St Andrew Goldfields Ltd.

Dr. Denis Burger:  Dr. Burger is currently the executive Chairman of BioCurex, Inc.  Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc, an Oregon based biotechnology company from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon.  Dr. Burger received his MSc and PhD in Microbiology and Immunology from the University of Arizona.  Dr. Burger is also currently on the Board of Trinity Biotech plc.

Dr. Mark Vincent: Dr. Mark Vincent is an Associate Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program.   Dr. Vincent is also the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.

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

Mr. Warren Whitehead: Mr. Whitehead is a Certified Management Accountant who has held senior financial management positions in several biotechnology and pharmaceutical companies.  Most recently he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008.  Prior to that Mr. Whitehead was CFO at Labopharm Inc., where he completed a series of public equity financings and a NASDAQ IPO.   He is currently a member of the board of directors of PlantForm Corporation, a life sciences company that develops biosimilar antibody drugs for treatment of cancer and other critical illnesses.

Dr. Aiping Young:  Dr. Young has been our President and Chief Executive Officer since September 21, 2006 and was a cofounder with Dr. Wright of GeneSense Technologies Inc.  Dr. Young previously held the position of Chief Operating Officer, Senior Vice President, Research and Development and Chief Technology Officer at Lorus.

Elizabeth Williams: Prior to joining Lorus in July 2004, Ms. Williams was an Audit Manager with Ernst & Young LLP.  Ms. Williams is a chartered accountant and has received a bachelor’s degree in business administration.

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

B.           Compensation

Summary of Executive Compensation

The following table details the compensation information for the most recent fiscal year of the Corporation, for the President and Chief Executive Officer, the Director of Finance and Acting Chief Financial Officer and the Vice President of Research (“Named Executive Officers”).  The figures are in Canadian dollars.

Summary Compensation Table

					Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans	Total Compensation ($)

Dr. Aiping Young President and Chief Executive Officer	2011	342,819	N/A	644,711	127,845	Nil	1,115,375
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	2011	66,322	N/A	54,385	808	Nil	120,707
Dr. Yoon Lee Vice President Research	2011	135,405	N/A	61,183	25,599	Nil	221,187
1.
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 117-119%; (iii) risk-free interest rate of 1.5-1.85%; and (iv) no dividend yield.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)(1)	All Other Compensation ($)

Dr. Aiping Young President and Chief Executive Officer	2011	342,819	127,845	Nil	784,400	Nil
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	2011	66,322	808	Nil	62,015	Nil
Dr. Yoon Lee Vice President, Research	2011	135,405	25,599	Nil	66,725	Nil

(1)	Number of stock options granted during fiscal 2011. These options were granted on December 20, 2010 and April 6, 2011 at a price of $1.05 and $0.89 respectively and have a ten-year life.

Directors’ Compensation

The following table details the compensation received by each director for the fiscal year ended May 31, 2011:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	All Other Compensation ($)	Total Compensation ($)
Mr. Herbert Abramson	36,500	Nil	4,330	Nil	40,830
Dr. Denis Burger(1)	66,429	Nil	8,660	Nil	75,089
Dr. Mark Vincent	28,500	Nil	4,330	Nil	32,830
Mr. Warren Whitehead(3)	14,000	Nil	3,630	Nil	17,630
Dr. Jim Wright	28,500	Nil	4,330	Nil	32,830

(1)
Non-Canadian directors were paid in US dollars.  The amounts disclosed above are in Canadian dollars converted from US dollars at rates prevailing at the time of payment (December 10, 2010 - 1US$ = CDN$1.0094, January 11, 2011 - 1US$ = CDN$0.9897, April 6, 2011 - 1US$ = CDN$0.9604)

(2)
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 117-119%; (iii) risk free interest rate of 1.5-1.85%; and (iv) no dividend yield.

(3)	Mr. Whitehead joined the Board on April 7, 2011.

During the fiscal year ended May 31, 2011, each director who was not an officer of the Corporation was entitled to receive 5,000 stock options (the Chair received 10,000) and, at his election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members (including the Chair) receive $500 for meetings held via conference call. There have not been any changes to the fees from the prior year.  Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.  Executive directors are not entitled to directors’ compensation or reimbursement of travel expenses.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans - Directors’ and Officers’ Deferred Share Unit Plan”.  None of our directors participated in this plan in the years ended May 31, 2011 or 2010.

Management Contracts

Under the employment agreement with President and Chief Executive Officer of the Corporation, Dr. Aiping Young, dated September 21, 2006, Dr. Young’s salary for fiscal 2011 was $330,000. This agreement provides for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. If within 18 months of a change of control of Lorus, Dr. Young’s employment is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years of her basic salary plus one month’s salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).

Dr. Young will also be entitled to benefits coverage for the severance period or a cash payment in lieu thereof. The employment agreement provides that the Corporation may at any time assign Dr. Young to perform other functions that are consistent with her skills, experience and position within the Corporation. Dr. Young reports directly to the Board. The bonus and options allocation of the President and Chief Executive Officer is determined by the Board and is awarded based 100% on achievement of corporate objectives. Dr. Young is entitled to five weeks’ annual vacation prorated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Director of Finance of the Corporation, Ms. Elizabeth Williams, dated May 31, 2004, Ms. Williams’ salary for fiscal 2011 was $67,000. Ms Williams currently provides services on a part-time basis.  This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended to the Board by the Chief Executive Officer. Ms Williams is entitled to four weeks of paid vacation, prorated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Vice President of Research of the Corporation, Dr. Yoon Lee, dated May 5, 2008, Dr. Lee’s salary of for fiscal 2011 was $135,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months. Dr. Lee reports to the Chief Executive Officer. The bonus and options allocation of the Vice President of Research is as recommended to the Board by the Chief Executive Officer. Dr. Lee is entitled to five weeks of paid vacation, prorated to reflect a period of employment less than a full calendar year.

Salary and bonus amounts for each of the Named Executive Officers paid during the fiscal year 2011 were as set out in the Summary Compensation Table above.

Equity Compensation Plans

The following table sets forth certain details as at the end of the fiscal year ended May 31, 2011 and at October 28, 2011 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options (a)		Weighted- average exercise price of outstanding options (b)	Number of Common shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total Stock Options outstanding and available for Grant (a) + (c)
Plan Category	Number	% of Common shares outstanding		Number	% of Common shares outstanding	Number	% of Common shares outstanding

Equity compensation plans approved by Shareholders	1,185,578	7.6%	$1.58	1,161,734	7.4%	2,347,312	15%

Stock Option Plans

The stock option plans were established to advance the interests of Lorus by:

•	Providing Eligible Persons (as defined below) with additional incentives;

•	Encouraging stock ownership by Eligible Persons;

•	Increasing the interest of Eligible Persons in the success of Lorus;

•	Encouraging Eligible Persons to remain loyal to Lorus; and

•	Attracting new Eligible Persons to Lorus.

Our original stock option plan was established in 1993 pursuant to our 1993 Stock Option Plan (the “1993 Plan”); however, due to significant developments in the laws relating to share option plans and our then-future objectives, in November 2003 we created the 2003 Stock Option Plan (the “2003 Plan”), ratified by our shareholders, pursuant to which all future grants of stock options would be made.

The Compensation Committee, as authorized by the Board, administers our stock option plans (collectively, the “Stock Option Plans”).

The 1993 Plan
Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries (“Eligible Persons”). The total number of options issued under the 1993 Plan is 2,749. This represents 0.00% of the Company’s issued and outstanding capital as at October 28, 2011. There were no further option grants made under the 1993 Plan after November 2003. Therefore, no further options are issuable under the 1993 Plan. The total number of common shares issuable under actual grants pursuant to the 1993 Plan is 2,749, being0.00% of the Company’s issued and outstanding capital as at October 28, 2011.

The number of common shares issuable to insiders, at any time, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The number of shares issued to insiders, within any one-year period, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The maximum percentage of common shares reserved for issuance to any one person is 5% of the issued and outstanding common shares of the Corporation. The exercise price of options granted under the 1993 Plan was established by the Board on the basis of the closing market price of common shares of the Corporation on the TSX on the last trading day preceding the date of grant. If such a price was not available, the exercise price was to be determined on the basis of the average of the bid and ask for the common shares on the TSX on the date preceding the date of grant. The Board determined the vesting period of options at the time of granting the option. The term of options granted under the 1993 Plan and outstanding as of October 7, 2004 is 10 years from the date of grant.

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

The 2003 Plan
Under the 2003 Plan, options may be granted to Eligible Persons. At October 28, 2011, the total number of options outstanding under the 2003 Plan is 1,167,096, representing 5.5% of the Corporation’s issued and outstanding capital. Options to purchase up to an additional 2,005,460 common shares, being 9.5% of common shares issued and outstanding, remain available for grant under the 2003 Plan. The total number of common shares issuable under the 2003 Plan is 3,172,556. This represents 15% of the Corporation’s issued and outstanding capital as at October 28, 2011. The total number of options issued under the 2003 Plan combined with those issued under the 1993 Plan and shares issued under the Alternative Compensation Plan (discussed below) will not exceed 15% of the common shares issued and outstanding at any time.

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

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable three months after the option holder’s termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation’s notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

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

During the period June 1, 2010 to May 31, 2011, options to purchase 1,049,700 common shares were granted under the 2003 Plan at exercise prices between $0.89 and $1.05 per common share. During the year ended May 31, 2011, we granted options to employees, other than executive officers of the Corporation, to purchase 78,500 common shares, being 7% of the total incentive stock options granted during the year to employees, executive officers and directors.

Alternative Compensation Plan

In November 2009, after receiving shareholder approval, the Company adopted an alternate compensation plan (the “ACP”), which enables Lorus to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of common shares. The ACP permits the Corporation to, in circumstances considered appropriate by the board of directors (the “Board”), encourage the ownership of equity of the Corporation by its directors and senior employees (“Participants”), enhance the Corporation’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Corporation.

Under the ACP, Participants have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”), by the allotment and issuance from treasury of such number of common shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing common share price for the five (5) trading days prior to payment date (the “5-day VWAP”). The issue price of common shares issued under the ACP is the 5-day VWAP.

The maximum number of common shares reserved for issuance under the ACP, when combined with the Stock Option Plans described under “Equity Compensation Plan Information” section, will not exceed 15% of the Corporation’s issued and outstanding common shares at any given time.

There have been no shares issued under the ACP.

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (the “ESPP”), with the purpose of the ESPP to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase common shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

For the year fiscal ended May 31, 2011, a total of 6,652 common shares had been purchased by employees under the ESPP at prices per share between $1.27 and $0.68 per common share and a weighted average purchase price of $0.83. During the year ended May 31, 2011, under the ESPP, Named Executive Officers, as a group, did not purchase any shares pursuant to the ESPP.

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

Option Grants During Fiscal Year 2011

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the fiscal year ended May 31, 2011:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. Aiping Young President and Chief Executive Officer	531,500 252,900	51% 24%	$1.05 $0.89	$1.03 $0.86	December 20, 2020 April 6, 2021
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	78,500(1)	7%	$1.05	$1.03	December 20, 2020
Dr. Yoon Lee Vice President, Research	78,500(1)	7%	$1.05	$1.03	December 20, 2020

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

Incentive Compensation Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at May 31, 2010:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Dr. Aiping Young	531,500 252,900	1.05 0.89	December 20, 2020 April 6, 2021	Nil Nil
Ms. Elizabeth Williams	62,015	1.05	December 20, 2020	Nil
Dr. Yoon Lee	66,725	1.05	December 20, 2020	Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options at the end of the fiscal year ($0.68), and the exercise price of the options.

The options granted to the Named Executive Officers during the year ended May 31, 2011 vest contingently upon the achievement of corporate objectives that the Compensation Committee has deemed to be the value drivers of shareholder value.  These stock options vest 50% upon the achievement of the stated objectives, 25% on the next anniversary and 25% on the second anniversary.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2011 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2011 ($) Exercisable/Unexercisable

Dr. Aiping Young President and Chief Executive Officer Former Chief Operating Officer	Nil	Nil	392,100/392,100	nil/nil
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	31,008/31,008	nil/nil
Dr. Yoon Lee Vice President, Research	Nil	Nil	33,363/33,363	nil/nil

C.           Board Practices

Lorus is authorized to have a board of at least one director and no more than ten.  Lorus currently has six directors.  Directors are elected for a term of approximately one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal.  For the dates our current directors assumed their directorships, see Item 6.A. - “Directors and Senior Management” above.

Each officer serves at the discretion of the Board or until an earlier resignation or death.  There are no family relationships among any of our directors or officers.

Our non-management directors have no service contracts with us or our subsidiaries that provide for benefits upon termination of employment.  See “-- Management Contracts” above for a summary of Dr. Young’s employment agreement.

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

The members of these committees currently and during the 2011 fiscal year are as follows:

Audit Committee:	Denis Burger, Herbert Abramson, Warren Whitehead(1)
Nominating and Corporate Governance Committee:	Herbert Abramson, Mark Vincent
Compensation Committee:	Denis Burger, Jim Wright

(1)  Mr. Whitehead joined the Audit Committee in April 2011.

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. From October 2, 2008 to present, the Compensation Committee is comprised of Mr. Burger and Mr. Wright. Mr. Burger is chair of the Compensation Committee. The Compensation Committee met four times during the fiscal year ended May 31, 2011.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 1993 Plan and 2003 Plan, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

The market for biotechnology companies in the development phase has been extremely challenging throughout fiscal 2011 and it has been negatively impacted further by the deterioration of the capital markets late in calendar 2008 and continuing to the present.  The Compensation Committee has taken these factors into consideration when recommending the compensation for Named Executive Officers and focuses the assessment on achievement of the corporate objectives described below as being the key value drivers of the Corporation.

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

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Company.   As such, our compensation package consists of three key elements:

•	base salary and initial stock options;

•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses;

•	long-term compensation incentives related to long-term increase in share value through participation in the 2003 Plan.

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

For each executive officer, during the fiscal year ended May 31, 2011, the potential annual cash bonuses range from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers, are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan
The role of long-term compensation incentives at Lorus is to reward an executive’s contribution to the attainment of Lorus’ long-term objectives, align an executive’s performance with the long-term performance of Lorus and to provide an additional incentive for an executive to enhance shareholder value.  Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the  grant of stock options under our 2003 Plan.

The number options granted for executives of Lorus for the 2011 fiscal year was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the common shares on the TSX on the last trading day prior to the date of grant. Options to purchase common shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The granting of options to purchase common shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

Performance Metrics
The performance of the President and Chief Executive Officer and other Named Executive Officers for the 2011 financial year was measured in the following areas:

1.	Maximizing the value of LOR-2040;

2.	Maximizing the value of LOR-253;

3.	Establishing at least one corporate partnership; and

4.	Equity financing to establish at least one year of cash.

Each of the above is weighted at 25% in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. Based on these criteria the Board assigned an achievement of 70.25%. Incentive compensation related to the attainment of these objectives will be paid in fiscal 2012. Similar performance metrics were established for the year ending May 31, 2012 based on the approved business plan for the current year.

Audit Committee

The current members of the Audit Committee are Herb Abramson, Denis Burger and Warren Whitehead.  Mr. Warren Whitehead is the Chairman of the Audit Committee and has been appointed as the Financial Expert.  Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Abramson, Burger and Whitehead are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation.  Mr. Abramson is the chairman and portfolio manager of two investment management companies and is educated and experienced in reading and analyzing financial statements.  Mr. Burger, in his previous position as Chairman and CEO of AVI Biopharma, is educated and experienced in reading and analyzing financial statements.  Mr. Abramson sits on the Audit Committee of a publicly listed mining company.   Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies.  Mr. Whitehead is a Certified Management Accountant and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc.

Audit Committee Mandate

The Audit Committee’s mandate is to assist the board of directors in fulfilling its oversight responsibilities.  In particular, the Audit Committee:

(a)
serves as an independent and objective party to monitor the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, including the review of our Consolidated Financial Statements, MD&A and annual and interim results;

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

D.           Employees

As at May 31, 2011, we employed 13 full-time persons and four part-time people in research and drug development and administration activities. Of our employees, six hold Ph.D.s.  All employees work at the Company’s primary location.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans and employees can participate in the employee share purchase plan.

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

E.           Share Ownership

The following table sets forth information regarding beneficial ownership of our common shares as of November 25, 2011, by our executive officers and directors individually and as a group.

					Options to Purchase Shares
	Number of Shares	Warrants(1)	Total Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Underlying Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range-Year)

Dr. Aiping H. Young	192,584	170,000	362,584	1.32%	784,200	$0.89-$1.05	2020-2021
Ms. Elizabeth Williams	427	142	569	0.00%	62,015	$1.05	2020
Dr. Yoon Lee	Nil	Nil	Nil	Nil	66,725	$1.05	2020
Dr. Jim A. Wright(3)	213,300	2,000	215,300	0.79%	21,665	$1.05-$9.00	2016-2020
Mr. Herbert Abramson(2)	9,436,041	6,044,759	15,480,800	56.53%	19,999	$1.05-$6.60	2017-2020
Dr. Denis Burger	51,987	Nil	51,987	0.19%	39,999	$1.05-$6.60	2017-2020
Dr. Mark Vincent	Nil	Nil	Nil	Nil	19,999	$1.05-$6.60	2017-2020
Mr. Warren Whitehead	Nil	Nil	Nil	Nil	5,000	$0.89	2021
All directors and executive officers as a group	9,894,339	6,216,901	16,111,240	58.83%	1,019,602	$0.89-$9.00	2016-2021

(1)
Warrants to purchase common shares were acquired pursuant to a rights offering completed on November 8, 2010 and a unit offering completed in August 2011.  Each warrant represents the right to acquire a common share at an exercise price of $1.33 or $0.45. These warrants will expire on May 8, 2012 and August 2016.  Of the warrants held by insiders 3,647,401 related to the November 2010 rights offing and 2,569,500 to the August 2011 financing.

(2)	In addition to shares held personally, Mr. Abramson is deemed to control the shares held by Technifund Inc. in his capacity as sole owner of Technifund.
(3)	Of the shares owned by Dr. Wright 56,141 are registered in the name of Calliope Investments Limited.

See Item 6.B for a description of arrangements pursuant to which employees may become involved in the capital of Lorus.

Item 7.                 Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 5% or more of the outstanding common shares, other than those discussed below.

Approximately 90% of our ordinary shares are held in Canada, and there are 67 record holders of our common shares in Canada.  All of our shareholders have equal voting rights.

Name of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Herbert Abramson	15,500,799 (2)	55.9%
William Richard Hermon	1,388,644 (3)	5.0%
High Tech Beteiligungen GmbH & Co. KG High Tech Private Equity GmbH ConPharm Anstalt Georg Ludwig	1,212,083 (4) (5)	4.4%
The Erin Mills Investment Corporation	720,932 (4) (6)	2.6%

(1) Based on 21,168,746 common shares outstanding as of November 25, 2011.

(2) As reported in a Schedule 13D, dated August 15, 2011, filed jointly by Herbert Abramson and Technifund Inc., Mr. Abramson, a director of the Company, may be deemed to beneficially own 15,500,799 common shares, of which 13,643,601 common shares (including warrants exercisable into 5,718,892 common shares and options exercisable into 19,999 common shares) were held by Mr. Abramson directly and 1,857,198 common shares (including warrants exercisable into 325,867 common shares) were held by Technifund Inc. directly.  According to the Schedule 13D, Mr. Abramson exercises sole voting and dispositive power over the shares held by him and Technifund Inc., and Technifund Inc. exercises sole voting and dispositive power over the shares held by it.  For a further discussion of transactions involving Mr. Abramson and his affiliated group, see Item 7.B - “Related Party Transactions” below.

(3) As reported in a Schedule 13G, dated February 7, 2011, filed by William Richard Hermon, Mr. Hermon may be deemed to beneficially own 1,388,644 common shares (including an aggregate of 478,704 common shares eissuable upon the exercise of common share purchase warrants), of which 699,966 ordinary shares were held by Mr. Hermon directly; 24,185 ordinary shares were held by Mr. Hermon’s father, John Herman; 50,250 ordinary shares were held by Gullrock Investments Inc. (“Gullrock”) directly; 6,000 ordinary shares were held by Globus Precision Inc. (“Globus”) directly; and 607,973 ordinary shares were held by Ficor Resources Inc. (“Ficor”) directly.  According to the Schedule 13G, Mr. Hermon exercises sole voting and dispositive power over shares held by each of himself, his father, Gullrock, Globus and Ficor.

(4)  Share figure derived from publicly available sources has been adjusted in this table to reflect the impact of the 1-for-30 share consolidation.

(5) As reported in a Schedule 13D, dated July 13, 2006 and amended August 30, 2006, May 4, 2007, July 10, 2007, August 8, 2008 and March 3, 2010 (the “High Tech 13D”), filed jointly by High Tech Beteiligungen GmbH & Co. KG (“High Tech”), High Tech Private Equity Group GmbH (“HTPE”), ConPharm Anstalt (“ConPharm”) and Georg Ludwig, each of High Tech, HTPE, ConPharm, Mr. Ludwig may be deemed to beneficially own 39,998,750 ordinary shares (or, after the 1-for-30 share consolidation, approximately, 1,333,291 shares).  According to the High Tech 13D, DEWB AG (“DEWB”) and Triginta Capital GmbH (“Triginta”), through their control of HTPE, may be deemed to control such ordinary shares.  The High Tech 13D states that (i) each of High Tech, HTPE, ConPharm and Mr. Ludwig has shared voting and dispositive power over such ordinary shares, and none of them has sole voting or dispositive power over the ordinary shares; and (ii) each of DEWB and Triginta may be deemed to have shared voting and dispositive power over such ordinary shares.

In July 2006, Lorus entered into a share purchase agreement with High Tech to issue 28.8 million common shares (pre-consolidation) at $0.36 per share (pre-consolidation) for gross proceeds of $10.4 million.  Subsequent to that transaction, High Tech indirectly acquired an additional 290,000 common shares (pre-consolidation).  High Tech also acquired 7.3 million common shares (pre-consolidation) and 3.6 million warrants (pre-consolidation) to purchase common shares at an exercise price of $0.18 (pre-consolidation) pursuant to the August 2008 rights offering; the warrants expired on August 7, 2010.

For disclosure purposes the Company has removed the expired 3.6 million warrants (pre-consolidation) from the holdings of High Tech.

(6) As reported in a Schedule 13G, dated March 3, 2009, filed by The Erin Mills Investment Corporation, such corporation may be deemed to beneficially own 21,627,978 ordinary shares (or, after the 1-for-30 share consolidation, approximately, 720,932 shares) over which it exercises sole voting and dispositive power.

B.           Related Party Transactions

Herbert Abramson and Affiliates

In connection with the Equity Offering, Mr. Abramson, a director of the Company, entered into an irrevocable commitment letter on June 20, 2011, amended on July 11, 2011, to purchase common shares and common share purchase warrants having an aggregate subscription price equal to the difference, if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Equity Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short form prospectus, which was filed on July 22, 2011, to November 30, 2011 and (b) $4.0 million.  On August 15, 2011, Mr. Abramson acquired 2,444,500 units at $0.40 per unit in connection with the Equity Offering.  Each unit is comprised of one common share and one common share purchase warrant.  Each warrant has an exercise price of $0.45, exercisable for a period of five years following the closing of the Equity Offering.  See Item 4.B. - “Business Overview - Financial Strategy - Equity Offering and Financing Commitment.”

Previously, in October 2009, the Company received a loan by way of a promissory note from Mr. Abramson.  The principal amount of $1.0 million bore interest at a rate of 10% per annum.  In November 2009, the loan was repaid as part of a private placement, whereby Mr. Abramson acquired 17.0 million common shares (pre-consolidation) and 8.5 million warrants to purchase common shares (pre-consolidation) of the Company at an exercise price of $0.08 (pre-consolidation); the warrants expired on May 27, 2011.

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson, to borrow $1 million. The loan amount, which was received in April 2010, is unsecured, evidenced by a promissory note and bears interest at an annual rate of 10%. The funds were used for general working capital purposes. In addition, in August 2010, the Company obtained interim financing from Mr. Abramson by way of three $500 thousand six-month loans, the first of which was advanced in August 2010 and the second and third in September and October 2010, respectively.

In August 2010, in connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Mr. Abramson, pursuant to which Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the rights offering would be $4 million.  No fee was payable to Mr. Abramson for this commitment.  In accordance with the terms of the standby purchase agreement, Mr. Abramson subscribed at a price of $1.11 per unit for 3.6 million units, resulting in $4 million in gross proceeds to the Company.  With the proceeds of the rights offering, the Company repaid the $1 million promissory note outstanding to Trapeze Capital Corporation and the interim financing promissory notes outstanding to Mr. Abramson.  For further information regarding the rights offering, see “Business Overview - Financial Strategy - November 2010 Rights Offering.”

On August 7, 2008, Technifund Inc., a corporation affiliated with Mr. Abramson, acquired 15.2 million common shares (pre-consolidation) and 7.6 million warrants (pre-consolidation) to purchase common shares at an exercise price of $0.18 (pre-consolidation) pursuant to the 2008 rights offering.  The warrants expired on August 9, 2010.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

A.           Consolidated Financial Statements and Other Financial Information

See Item 18 for our Consolidated Financial Statements and other financial information.

Dividends on our common shares are declared at the discretion of our board of directors.  To date, we have not paid any dividends and do not expect to do so in the foreseeable future.

B.           Significant Changes

None.

Item 9.                 The Offer and Listing

Not applicable, except for Item 9.A.4. and Item 9.C.

A.           Offer and Listing Details

Price Range of Common Stock and Trading Markets

Our common shares, without par value, are currently listed on the TSX under the symbol “LOR”.  Until October 31, 2008, our common shares were also listed on the American Stock Exchange (now the NYSE Amex) (“AMEX”) under the symbol “LRP”.  The following table sets out the price ranges and trading volumes of our common shares on the TSX and AMEX for the periods indicated below.  Effective October 31, 2008, we voluntarily delisted from the AMEX.  Therefore, no prices are provided for periods after that date.

	AMEX (US$)		TSX (CDN$)*
Five most recent full fiscal years:	High	Low	High	Low
Year ended May 31, 2011	-	-	2.55	0.68
Year ended May 31, 2010	-	-	3.90	1.80
Year ended May 31, 2009	-	-	0.16	0.03
Year ended May 31, 2008	0.27	0.11	0.26	0.14
Year ended May 31, 2007	0.34	0.14	0.39	0.22

Year ended May 31, 2011
Quarter ended May 31, 2011	-	-	1.02	0.68
Quarter ended February 28, 2011	-	-	1.18	0.95
Quarter ended November 30, 2010	-	-	1.40	0.95
Quarter ended August 31, 2010	-	-	2.55	1.25

Year ended May 31, 2010
Quarter ended May 31, 2010	-	-	3.60	2.40
Quarter ended February 28, 2010	-	-	3.90	2.10
Quarter ended November 30, 2009	-	-	3.00	1.80
Quarter ended August 31, 2009	-	-	2.70	1.80

November 2011 (through November 25)	-	-	0.28	0.20
October 2011	-	-	0.31	0.24
September 2011	-	-	0.37	0.26
August 2011	-	-	0.41	0.35
July 2011	-	-	0.50	0.41
June 2011	-	-	0.72	0.45
May 2011	-	-	0.80	0.68
April 2011	-	-	0.89	0.70

* Effective May 31, 2010, the Company consolidated its shares on a 1:30 basis.  Share prices for fiscal 2010 have been restated to show the impact of the consolidation.

B.           Plan of Distribution

Not applicable.

C.           Markets

See Item 9.A.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expense of the Issue

Not applicable.

Item 10.                  Additional Information

A.           Share Capital

Not applicable.

B.           Articles of Incorporation and By-laws

We are incorporated pursuant to the laws of Canada. Our Articles of Incorporation (“Articles”) and by-laws provide no restrictions as to the nature of our business operations. Under Canadian law, a director must inform us, at a meeting of the board of directors, of any interest in a material contract or proposed material contract with us. Directors may not vote in respect of any such contracts made with us or in any such contract in which a director is interested, and such directors shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) a contract relating primarily to their remuneration as a director, officer, employee or agent of the Corporation or affiliate, (ii) a contract for their indemnity or insurance as permitted under the Canada Business Corporations Act, or (iii) a contract with an affiliate.

We are authorized to issue an unlimited number of common shares. Our shareholders have no rights to share in our profits, are subject to no redemption or sinking fund provisions, have no liability for further capital calls and are not subject to any discrimination due to number of shares owned. By not more than 50 days nor less than seven days in advance of a dividend, the board of directors may establish a record date for the determination of the persons entitled to such dividend.

The rights of holders of our common shares can be changed at any time in a shareholder meeting where the modifications are approved by 66 2/3% of the shares represented by proxy or in person at a meeting at which a quorum exists.

All holders of our common shares are entitled to vote at annual or special meetings of shareholders, provided that they were shareholders as of the record date. The record date for shareholder meetings may precede the meeting date by no more than 50 days and not less than 21 days, provided that notice by way of advertisement is given to shareholders at least seven days before such record date. Notice of the time and place of meetings of shareholders may not be less than 21 nor greater than 50 days prior to the date of the meeting. There are no:

•	limitations on share ownership;

•	provisions of the Articles or by-laws that would have the effect of delaying, deferring or preventing a change of control of our company;

•	by-law provisions that govern the ownership threshold above which shareholder ownership must be disclosed; and

•
conditions imposed by the Articles or by-laws governing changes in capital, but Canadian Corporate law requires any changes to the terms of share capital be approved by 66.66% of the shares represented by proxy or in person at a shareholders’ meeting convened for that purpose at which a quorum exists.

Common Shares

Each holder of record of common shares, without par value, is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding common shares are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding common shares are, and all unissued common shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional common shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 15,684,746 common shares issued and outstanding at May 31, 2011.

Secured Convertible Debentures

On October 6, 2004, we entered into a subscription agreement with TEMIC to issue an aggregate of $15.0 million of secured convertible debentures issuable in three tranches of $5.0 million each, in each of October 2004, January 2005 and April 2005.  The debentures were due on October 6, 2009.  On June 22, 2009, we reached a settlement with TEMIC with respect to the purchase and settlement of the $15.0 million of debentures.

Under the settlement agreement, we purchased all of the debentures from TEMIC for a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR, sale of intellectual property associated with Virulizin® and sale of the shares in our wholly owned subsidiary, Pharma Immune Inc., which holds an equity interest in ZOR.  Under the agreement, we are entitled to 50% of any royalties received under the ZOR license agreement and 50% of the deal value of any transaction completed in territories not covered by the ZOR license agreement.  We also retain a perpetual, royalty free license for the animal use of Virulizin®.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin® in territories not covered by the ZOR license agreement.  We will assist TEMIC with certain agreed upon services.

For receipt of the intellectual property associated with Virulizin® and all of our shares in Pharma Immune, TEMIC has released all security interests in the assets of Lorus.

As a result of the transaction, we recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the carrying value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures, the equity portion of the debentures in the amount of $3.8 million was transferred to contributed surplus.  The gain on repurchase of the debentures does not result in income taxes payable as the we have sufficient capital loss and non-capital loss carryforwards to shelter this gain.

Shares Eligible for Future Sale

Future sales of substantial amounts of our common shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our common shares and could impair our future ability to raise capital through an offering of our equity securities.

At May 31, 2011, there were 1,185,578 options outstanding under our stock option plans to purchase an equal number of common shares. The outstanding options are exercisable at a weighted average price per share of $1.58.

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

1.	Share Purchase Warrant Indenture dated August 15, 2011 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

2.	Agency Agreement dated July 20, 2011 in connection with an offering of units between the Company and Euro Pacific Canada Inc.

3.	Commitment Letter for minimum $4 million equity investment dated June 20, 2011 and subsequently amended July 11, 2011 from Mr. Abramson.

4.	Form of Subscription Agreement used in connection with December 2010 private placement.

5.	Form of Warrant issued in connection with December 2010 private placement.

6.	Share Purchase Warrant Indenture dated October 4, 2010 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

7.	First Supplemental Indenture dated October 18, 2010 to the Share Purchase Warrant Indenture dated October 4, 2010.

8.	Standby Purchase Agreement dated September 16, 2010 between the Company and Herbert Abramson in connection with the November 2010 rights offering.

9.	Standby Purchase Agreement Amendment dated September 27, 2010.

10.	Form of Canadian Subscription Agreement used in connection with November 2009 private placement.

11.	Form of Canadian Warrant issued in connection with November 2009 private placement.

12.	Form of United States Subscription Agreement used in connection with November 2009 private placement.

13.	Form of United States Warrant Agreement issued in connection with November 2009 private placement.

14.	Promissory Note dated October 6, 2009 between the Company and Herbert Abramson regarding a loan to the Company of $1,000,000.

15.	Promissory Note dated April 14, 2010 between the Company and Herbert Abramson regarding a loan to the Company of $1,000,000.

16.	Settlement Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation with respect to the purchase and settlement of $15 million of secured convertible debentures.

17.	Asset Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the intellectual property associated with Virulizin®.

18.
Supply and Services Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc. under which the Company agreed to provide certain business development services associated with the Virulizin intellectual property sold.

19.
Share Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the sale of Lorus’ shares in its wholly owned subsidiary Pharma Immune Inc.

20.
Animal Rights License Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc. under which the Company is granted certain rights to develop and market Virulizin® for use in animals.

21.
Amendment, Assignment, Assumption, Novation and Consent Agreement dated June 19, 2009 between the Company, ZOR Pharmaceuticals, LLC, Erin Mills Biotech Inc. and The Erin Mills Investment Corporation under which the Company assigned its rights under the licence agreement with ZOR Pharmaceuticals, LLC.

Please refer to Item 4 - “Business Overview” for further details on certain agreements referred to above.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it was classified as a PFIC during the tax year ended May 31, 2011, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if the Company were classified as a PFIC.  Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621.  Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  However, pursuant to recent IRS guidance, these new reporting requirements have been temporarily suspended pending release of IRS Form 8938.  Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 (after such form is released) for prior tax years in which the obligation to file such form was suspended.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file periodic reports and other information with the SEC.  However, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  Our reports and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. Our reports and other information can also be inspected at no charge on the SEC’s website at www.sec.gov.

We are also subject to the information and reporting requirements of the Securities Act (Ontario) and the Canada Business Corporations Act.  Such reports and information can be inspected at no charge on the website www.sedar.com.

If you are a shareholder, you may request a copy of these filings at no cost by contacting us at:

Director of Finance

Lorus Therapeutics Inc.

2 Meridian Road

Toronto, Ontario M9W 4Z7

Canada

Phone (416) 798-1200

Fax (416) 798-2200

I.           Subsidiary Information

Lorus currently has one subsidiary, NuChem Pharmaceuticals Inc., a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital.

On May 31, 2009, GeneSense Technologies Inc., of which Lorus owned 100% of the issued and outstanding share capital, was wound up into Lorus and subsequently dissolved.  Until June 22, 2009, Lorus owned 100% of the issued and outstanding share capital of Pharma Immune Inc., a corporation incorporated under the laws of Delaware, at which time it disposed of these shares.  (See Item 4.B. - Business Overview - Financial Strategy - Secured Convertible Debentures.)

Item 11.                 Qualitative and Quantitative Disclosures about Market Risk

Refer to notes 8 and 9 to the Consolidated Financial Statements contained in Item 18.

We are not exposed to significant market risks.  We do not currently have significant interest, credit or foreign currency risk.

We do not utilize derivative financial instruments to hedge our interest rate or foreign currency rate risks.

Interest Rate Risk

The Company invests its cash resources in liquid government and corporate debt instruments. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

Credit Risk

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash and cash equivalents and marketable securities.  The Company manages this credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian securities that are traded on active markets and are capable of prompt liquidation.

Exchange Rate Sensitivity

The functional currency of the Company is the Canadian dollar. The Company does not have significant cash balances in any foreign currencies, does not generally invest in marketable securities denominated in currencies other than Canadian dollars and does not have significant ongoing supply contracts or revenue sources denominated in foreign currencies. Any foreign exchange gains and losses are included in the determination of gain or loss for the relevant period.

Limitations

 The above discussion includes only those exposures that exist as of May 31, 2011, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See Item 3.D.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

(a)           Disclosure Controls and Procedures

As of the end of our fiscal year ended May 31, 2011, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer.  Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at May 31, 2011.  In management’s opinion, our internal control over financial reporting is effective as at May 31, 2011.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control - Integrated Framework to evaluate the effectiveness of our internal control over financial reporting. As part of its assessment, management has identified the following two areas of concern described below, but believes that our limited number of transactions, day-to-day management involvement in operations and reporting and access to third-party experts are sufficient compensating controls to limit the risk of material misstatement in our Consolidated Financial Statements.

Segregation of Duties

Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty deficiencies has resulted in a misstatement in our Consolidated Financial Statements as we rely on certain compensating controls, including substantive periodic review of the Consolidated Financial Statements by our Chief Executive Officer and Audit Committee.  This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada.  We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions

As required, we record complex and non-routine transactions in our Consolidated Financial Statements. These transactions are extremely technical in nature and require an in-depth understanding of Canadian GAAP and, to the extent applicable, U.S. GAAP. Our accounting staff has only a fair and reasonable knowledge of the rules related to Canadian GAAP and U.S. GAAP, and there is a risk that these transactions may not be recorded correctly, potentially resulting in material misstatement of our Consolidated Financial Statements.

To address this risk, we consult with our third-party expert advisors as needed in connection with the identification, recording and reporting of complex and non-routine transactions. At a future date, we may consider expanding the technical expertise within our accounting function.  In the meantime, we will continue to work closely with our third-party advisors.

(c)           Attestation Report of the Registered Public Accounting Firm

Because we are a non-accelerated filer under the rules of the SEC, this Annual Report is not required to include, and does not include, an attestation report of our registered public accounting firm with respect to our internal control over financial reporting.

(d)           Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended May 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                 [Reserved]

Item 16A.              Audit Committee Financial Expert

Our board of directors has determined that Mr. Warren Whitehead, a director of the Company and the chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable NYSE Amex rules.

Item 16B.              Code of Ethics

We have adopted a code of ethics, as such term is defined in Form 20-F, which applies to all of our officers, directors, employees and consultants.  A copy of the code of ethics is available, without charge, upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario M9W 4Z7, Canada.  There were no amendments to, or waivers granted under, our code of ethics during our fiscal year ended May 31, 2011.

Item 16C.              Principal Accountant Fees and Services

KPMG LLP has served as our principal independent external auditor since October 1994.  The total fees billed to us for professional services provided by KPMG LLP for the fiscal years ended May 31, 2011 and 2010 are as follows:

	2011	2010
Audit Fees	$159,250	$218,000
Audit-Related Fees	$153,606	$161,500
Tax Fees	$8,800	$19,150
All Other Fees	$26,885	$36,638
Total	$348,541	$435,288

Audit fees consist of the fees paid with respect to the audit of our annual Consolidated Financial Statements, quarterly reviews, the 20-F filing and accounting assistance.  Audit-related fees in 2011 related to translation services and services associated with the filing of a rights offering prospectus.  In 2010 audit-related fees consisted of  fees for services associated with the filing of a registration statement on Form F-1 with the SEC and a Canadian prospectus with the Canadian securities regulatory authorities. Tax fees relate to assistance provided with review of tax returns and assistance with specific tax issues.  All Other fees consist of CPAB fees and expenses.

Pre-Approval Policies and Procedures

The Audit Committee of our board of directors has, pursuant to the Audit Committee charter, adopted specific responsibilities and duties regarding the provision of services by our external auditor, currently KPMG LLP.  Our charter requires Audit Committee pre-approval of all permitted audit, audit-related and tax services.

Subject to the charter, the Audit Committee may establish fee thresholds for a group of pre-approved services.  The Audit Committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors.

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2011.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.                      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                      Corporate Governance

Not applicable.

PART III

Item 17.                 Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.                 Financial Statements

The Consolidated Financial Statements of Lorus Therapeutics Inc. are attached as follows:

Item 19.                 Exhibits

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LORUS THERAPEUTICS INC.
By:	/s/ Aiping H. Young
Name: Aiping H. Young Title: President and Chief Executive Officer Date: November 28, 2011

By:	/s/ Elizabeth Williams
Name: Elizabeth Williams Title: Director of Finance and Acting Chief Financial Officer Date: November 28, 2011

EXHIBIT INDEX

Number	Exhibit
1.1 *	Articles of Arrangement.
1.2 *	By-law #2 of the Registrant.
2.1**	Share Purchase Agreement dated as of July 13, 2006 between Lorus and High Tech Beteiligungen GmbH & Co. KG.
2.2**	Registration Rights Agreement dated as of August 30, 2006 between Lorus and High Tech Beteiligungen GmbH & Co. KG.
2.3**	Share Purchase Agreement dated as of July 24, 2006 between Lorus and Technifund Inc.
2.4 ***	Subscription Agreement entered into with The Erin Mills Investment Corporation dated October 6, 2004.
2.5**	Convertible Secured Debentures issued to The Erin Mills Investment Corporation on April 15, 2005, January 14, 2005 and October 6, 2004.
2.6****
Arrangement Agreement dated May 1, 2007, as amended, between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc., GeneSense Technologies Inc. and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007.

2.7*****	Warrant Repurchase Agreement dated May 1, 2007 between the Company and The Erin Mills Investment Corporation.
2.8*****	Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense Technologies Inc. and The Erin Mills Investment Corporation as amended June 28, 2007.
2.9+	Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.10+	Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense Technologies Inc.
2.11+	Virulizin® and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.12+	Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.13+	NuChem Pharmaceuticals Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.14+	GeneSense Technologies Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and New Lorus.
2.15*****	Pinnacle Share Purchase Agreement dated July 10, 2007 between Old Lorus and 6707157 Canada Inc.
2.16+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.
2.17+	Escrow Agreement between 6707157 Canada Inc, the Company and Equity Transfer & Trust Company dated July 10, 2007.
2.18+	Amended and Restated Guarantee and Indemnity between GeneSense Technologies Inc. and The Erin Mills Investment Corporation dated July 10,
2.19+	Amended and Restated Share Pledge Agreement between the Company and The Erin Mills Investment Corporation dated July 10, 2007.
2.20##	Form of Canadian Subscription Agreement used in connection with November 2009 private placement.
2.21##	Form of Canadian Warrant Agreement issued in connection with November 2009 private placement.
2.22##	Form of United States Subscription Agreement used in connection with November 2009 private placement.
2.23##	Form of United States Warrant issued in connection with November 2009 private placement.
2.24##	Promissory note dated October 6, 2009 between the Company and Herbert Abramson.

2.25#	Share Purchase Warrant Indenture dated June 27, 2008 between the Company and Computershare Trust Company of Canada.
2.26#	Settlement Agreement dated June 19. 2009 between the Company and The Erin Mills Investment Corporation with respect to the purchase and settlement of $15 million secured convertible debentures.
2.27#	Asset Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the intellectual property associated with Virulizin®.
2.28#	Supply and Services Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.29#	Share Purchase Agreement regarding sale of Pharma Immune Inc dated June 19, 2009 between the Company and The Erin Mills Investment Corporation.
2.30#	Animal Rights License Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.31#	Amendment, Assignment, Assumption, Novation and Consent Agreement dated June 19, 2009 between the Company, ZOR Pharmaceuticals, LLC, Erin Mills Biotech Inc. and The Erin Mills Investment Corporation.
2.32###	Promissory note dated April 14, 2010 between the Company and Herbert Abramson.
2.33##	List of subsidiaries.
2.34##	Code of Business Conduct and Ethics.
2.35###	Share Purchase Warrant Indenture dated October 4, 2010 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.
2.36###	First Supplemental Indenture dated as of October 18, 2010.
2.37###	Standby Purchase Agreement dated September 16, 2010 between the Company and Herman Abramson in connection with the November 2010 rights offering.
2.38###	Standby Purchase Agreement Amendment dated September 27, 2010.
2.39####	Form of Subscription Agreement used in connection with December 2010 private placement.
2.41	Share Purchase Warrant Indenture dated August 15, 2011 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.
2.42	Agency Agreement dated July 20, 2011 in connection with an offering of units between the Company and Euro Pacific Canada Inc.
2.43	Commitment Letter for minimum $4 million equity investment dated June 20, 2011 and subsequently amended July 11, 2011 from Mr. Abramson.
4.1+++	Stock Option Plans.
4.2+++	Form of Officer and Director Indemnity Agreement.
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
4.4 ++++	Exclusive License Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.
4.5++++	Independent Contractor Services Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.
4.6++++	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to File 0-32001, Form 6-K, dated November 19, 2007.
**	Incorporated by reference to File 1-32001, Form 20 F, Annual Report, dated November 21, 2006.
***	Incorporated by reference to File 1-32001, Form 6-K, dated February 10, 2005.
****	Incorporated by reference to File 1-32001, Form 6-K, dated May 30, 2007.
*****	Incorporated by reference to File 1-32001, Form 6-K, dated November 20, 2007.
+	Incorporated by reference to File 1-32001, Form 6-K, dated September 4, 2007.
++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
+++	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 29, 2007.
++++	Incorporated by reference to File 1-32001, Form 6-K, dated April 21, 2008.
#	Incorporated by reference to File 1-32001, Form 6-K, dated November 16, 2009.
##	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 30, 2009.
###	Incorporated by reference to File 1-32001, Form 20-F/A, Annual Report, dated December 1, 2010.
####	Incorporated by reference to File 1-32001, Form 6-K, dated December 1, 2010.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lorus Therapeutics Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of Directors of the Company.

The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and reconciled to United States generally accepted accountin principles, using Management’s best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

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

Aiping Young	Elizabeth Williams
President and Chief Executive Officer	Director of Finance (Acting Chief Financial Officer)

KPMG LLP Chartered Accountants Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

We have audited the accompanying consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2011 and May 31, 2010 and the related consolidated statements of operations and comprehensive income, deficit, and cash flows for each of the years in the three-year period ended May 31, 2011, and for the period from inception on September 5, 1986 to May 31, 2011. These consolidated financial statements are the responsibility of Lorus Therapeutics Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lorus Therapeutics Inc. as of May 31, 2011 and May 31, 2010 and its consolidated results of operations and its consolidated cash flows for each of the years in the 3-year period ended May 31, 2011, and for the period from inception on September 5, 1986 to May 31, 2011, in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1(a) to the consolidated financial statements, the Company has significant doubt about its ability to continue as a going concern.  Management’s plan in regard to these matters is also described in note 1(a).  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in the "Reconciliation of Canadian and United States Generally Accepted Accounting Principle" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Chartered Accountants , Licensed Public Accountants
August 25, 2011, except as to note 17 which is as of October 28, 2011, except for the Reconciliation of Canadian and United States Generally Accepted Accounting Principle which is as of November 25, 2011

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

LORUS THERAPEUTICS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

May 31, 2011 and 2010

	2011	2010

Assets

Current assets:
Cash and cash equivalents (note 9)	$911	$667
Short-term investments (notes 4 and 9)	–	247
Prepaid expenses and other assets	388	636
	1,299	1,550

Fixed assets (note 5)	99	147
Goodwill	606	606

	$2,004	$2,303

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable	$215	$387
Accrued liabilities	944	1,458
Promissory note payable (note 16)	–	1,000
	1,159	2,845

Shareholders' equity (deficiency):
Share capital (note 6):
Common shares	168,787	163,920
Stock options	1,156	3,704
Contributed surplus	18,988	14,875
Warrants	1,032	1,039
Deficit accumulated during development stage	(189,118)	(184,080)
	845	(542)

Basis of presentation (note 1)
Contingencies, commitments and guarantees (note 14)
Subsequent events (note 17)

	$2,004	$2,303

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Denis R. Burger"   Director

"Aiping H. Young"   Director

LORUS THERAPEUTICS INC.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian dollars, except for per common share data)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2011	2010	2009	2011

Revenue	$–	$131	$184	$1,171

Expenses:
Research and development (note 11)	2,298	2,517	3,757	128,812
General and administrative	2,101	2,964	2,958	62,940
Stock-based compensation (note 7)	526	176	446	9,120
Depreciation and amortization of fixed assets	56	86	189	9,873
Cost of sales	–	–	–	105
	4,981	5,743	7,350	210,850

Other expenses (income):
Interest	71	54	707	4,093
Accretion in carrying value of convertible debentures (note 13)	–	80	1,707	4,983
Amortization of deferred financing costs (note 13)	–	–	–	412
Interest	(14)	(21)	(270)	(12,271)
	57	113	2,144	(2,783)

Loss from operations	(5,038)	(5,725)	(9,310)	(206,896)

Gain on repurchase of convertible debentures and transfer of assets (note 13)	–	11,006	–	11,006
Gain on sale of shares (notes 1(b) and 14)	–	50	450	6,799
Net (loss) earnings for the period and other comprehensive (loss) income	$(5,038)	$5,331	$(8,860)	$(189,091)
Basic and diluted (loss) earnings per common share	$(0.38)	$0.57	$(1.08)

Weighted average number of common shares outstanding used in the calculation of (in thousands):
Basic (loss) earnings per share	13,157	9,364	8,236
Diluted (loss) earnings per share	13,157	9,379	8,236

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2011	2010	2009	2011

Deficit, beginning of period, as previously reported	$(184,080)	$(189,411)	$(180,551)	$–

Change in accounting policy	–	–	–	(27)

Deficit, beginning of period, as restated	(184,080)	(189,411)	(180,551)	(27)

Net (loss) earnings for the period	(5,038)	5,331	(8,860)	(189,091)

Deficit, end of period	$(189,118)	$(184,080)	$(189,411)	$(189,118)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2011	2010	2009	2011

Cash flows from operating activities:
Net (loss) earnings for the period	$(5,038)	$5,331	$(8,860)	$(189,091)
Items not involving cash:
Gain on repurchase of convertible debentures and transfer of assets (note 13)	–	(11,006)	–	(11,006)
Gain on sale of shares (notes 1(b) and 14)	–	(50)	(450)	(6,799)
Stock-based compensation	526	176	446	9,120
Interest on convertible debentures	–	15	707	3,983
Accretion in carrying value of convertible debentures	–	80	1,707	4,983
Amortization of deferred financing costs	–	–	–	412
Depreciation and amortization of fixed assets and acquired patents and licenses	56	86	189	22,434
Other	–	(8)	(10)	437
Change in non-cash operating working capital (note 12)	(1,438)	1,655	(942)	(237)
Cash used in operating activities	(5,894)	(3,721)	(7,213)	(165,764)

Cash flows from financing activities:
Issuance of debentures, net of
issuance costs	–	–	–	12,948
Payment on settlement of convertible debentures, including transaction costs (note 13)	–	(3,521)	–	(3,521)
Proceeds on sale of shares, net of arrangement costs (note 14(d))	–	–	600	6,899
Issuance of common shares and warrants, net of issuance costs (note 6)	5,899	2,287	3,207	157,571
Cash provided by (used in) financing activities	5,899	(1,234)	3,807	173,897

Cash flows from investing activities:
Maturity (purchase) of investments, net	247	250	6,304	(3)
Business acquisition, net of cash received	–	–	–	(539)
Acquired patents and licenses	–	–	–	(715)
Additions to fixed assets	(8)	(2)	(176)	(6,313)
Proceeds on sale of fixed assets	–	–	–	348
Cash provided by (used in) investing activities	239	248	6,128	(7,222)

Increase (decrease) in cash and cash equivalents	244	(4,707)	2,722	911

Cash and cash equivalents, beginning of period	667	5,374	2,652	–

Cash and cash equivalents, end of period	$911	$667	$5,374	$911

Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

1.	Basis of presentation:

(a)	Going concern:

Lorus Therapeutics Inc. (the "Company") has not earned substantial revenue from its drug candidates and, is therefore, considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of significant payments from strategic partners and has not earned any revenue in the past year.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is significant doubt about the appropriateness of the use of the going concern basis because management has forecasted that the Company's current level of cash and cash equivalents and short-term investments, including the funds available by way of the financing and commitment letter described in note 17, will only be sufficient to execute its current planned expenditures for the next 10 to 12 months without further financing.  The Company is actively pursuing financing alternatives to provide additional funding.  Management believes that it will complete one or more arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

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

Years ended May 31, 2011, 2010 and 2009

1.	Basis of presentation (continued):

(b)	Reorganization:

On November 1, 2006, the Company was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporations Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc., formerly Lorus Therapeutics Inc. ("Old Lorus").

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

Under the Arrangement, the Company and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of various matters discussed in note 14(d).

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

Years ended May 31, 2011, 2010 and 2009

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

The Company's Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010.  The share consolidation affected all of the Company's common shares, stock options and warrants outstanding at the effective time.  Fractional shares were not issued.  Prior to consolidation, the Company had approximately 298 million shares outstanding.  Following the share consolidation, the Company had approximately 9.9 million common shares outstanding.  In these consolidated financial statements, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation.  All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as earnings (loss) per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

2.	Changes in accounting policies:

There were no new accounting policies adopted in the year ended May 31, 2011.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

3.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP").

The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem").  On May 31, 2009, its wholly owned subsidiary, GeneSense Technologies Inc. ("GeneSense") was wound up and its operations and net assets assumed by Lorus Therapeutics, the parent company.  On June 19, 2009, the Company disposed of its shares of Pharma Immune Inc. ("Pharma Immune") (note 13).  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.

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

Years ended May 31, 2011, 2010 and 2009

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

Short-term investments are liquid Canadian government or corporate instruments having original maturity dates greater than three months and less than one year and are classified as held-to-maturity investments, except where the Company does not intend to, or cannot reasonably expect to hold the investment to maturity, in which case, the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations and comprehensive income.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

3.	Significant accounting policies (continued):

Upon adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), on June 1, 2007, the Company designated certain corporate instruments then having maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of these investments of $27 thousand and a corresponding increase in the opening deficit at June 1, 2007.  The Company recognized a net unrealized gain in the consolidated statements of operations and comprehensive income for the year ended May 31, 2011 of nil (2010 - $8 thousand, 2009 - $10 thousand).

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

Where applicable, the Company separates embedded derivatives from a related host contract and measures those embedded derivatives at fair value.  Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statements of operations and comprehensive income in the period in which the change occurs.  In the periods presented, the Company did not identify any embedded derivatives that require separation from the related host contract.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

3.	Significant accounting policies (continued):

(vi)	Transaction costs:

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

See note 9 for a breakdown of these financial instruments.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

3.	Significant accounting policies (continued):

(d)	Fixed assets:

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

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination.

The Company has identified no impairment relating to goodwill for 2011, 2010 and 2009.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

3.	Significant accounting policies (continued):

(g)	Impairment of long-lived assets:

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

The Company has identified no impairment relating to long-lived assets for 2011, 2010 and 2009.

(h)	Stock-based compensation:

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

The Company uses the fair value based method of accounting for employee awards granted under the Plan.  The Company calculates the fair value of each stock option grant using the Black-Scholes Option Pricing model at the grant date.  The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.  Actual forfeitures are accounted for as they occur.

Stock options awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  The Company calculates the fair value of each stock option grant using the Black-Scholes Option Pricing model at the grant date.  Consideration paid on the exercise of stock options and warrants is credited to common shares.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

3.	Significant accounting policies (continued):

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

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.  Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.  Investment tax credits receivable at May 31, 2011 of $196 thousand are classified as prepaid expenses and other assets (2010 - $400 thousand).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

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

(k)	(Loss) earnings per share:

Basic (loss) earnings per common share is calculated by dividing the (loss) earnings for the year by the weighted average number of common shares outstanding during the year.  Diluted (loss) earnings per common share is calculated by dividing the loss for the year by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants as applicable, calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(l)	Segmented information:

The Company is organized and operates as one operating segment, the research and development of anti-cancer therapies.  Substantially all of the Company's identifiable assets as at May 31, 2011 and 2010 are located in Canada.

(m)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheets dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

3.	Significant accounting policies (continued):

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates and assumptions.  Significant areas requiring the use of management estimates include the historical valuation of the convertible debentures, fair value of guarantees, fair value of the obligation for indemnifications provided on the Arrangement between the Company and Old Lorus, the fair value of long-lived assets and the determination of impairment thereon, the economic lives of intangible assets, the recoverability of future income tax assets, the determination of fair values of financial instruments, as well as the determination of stock-based compensation and the fair value of warrants issued.

(o)	Recent Canadian accounting pronouncements not yet adopted:

The Canadian Accounting Standards Board requires all Canadian publicly accountable entities to adopt International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011.  The Company's first annual filing under IFRS will be for the year ended May 31, 2012; its first quarterly filing under IFRS will be for the quarter ending August 31, 2011 and will include IFRS comparative figures for the period ended August 31, 2010.  Accordingly, the Company's adoption date for IFRS is June 1, 2011, but its transition date is June 1, 2010 in order to present IFRS comparative figures in the Company's 2011 consolidated financial statements.

IFRS uses a conceptual framework similar to Canadian GAAP, however, there are significant differences in recognition, measurement and disclosure.  Given the nature of the Company's business and the make-up of its current balance sheets, IFRS could have an impact on its reported financial statements.  The Company's implementation of IFRS will require the Company to make and disclose certain policy choices and increase the amount of disclosure necessary to fulfill its IFRS reporting obligations.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

4.	Short-term investments:

	Less than	Greater than
	one year	one year		Yield to
2011	maturities	maturities	Total	maturity

Corporate investments (guaranteed investment certificates)	$–	$–	$–	–

	Less than	Greater than
	one year	one year		Yield to
2010	maturities	maturities	Total	maturity

Corporate investments (guaranteed investment certificates)	$247	$–	$247	–

Certain corporate investments, totalling $247 thousand at May 31, 2010, have been designated as held-for-trading investments, and have been classified as short-term investments on the consolidated balance sheets.  These investments were carried at fair value.  The net increase in fair value for the year ended May 31, 2010 amounted to $8 thousand (2009 - $10 thousand) and has been included in the consolidated statements of operations and comprehensive income in interest income.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

5.	Fixed assets:

		Accumulated
		depreciation
		and	Net book
2011	Cost	amortization	value

Furniture and equipment	$2,914	$2,815	$99

		Accumulated
		depreciation
		and	Net book
2010	Cost	amortization	value

Furniture and equipment	$2,907	$2,760	$147

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

6.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)

Balance, May 31, 2008	7,255	$158,743	–	$–
Interest payments (note 13)	354	707	–	–
Issuance of units (b)	951	2,790	571	417

Balance, May 31, 2009	8,560	162,240	571	417
Interest payments (note 13)	7	15	–	–
Issuance of units (b)	1,366	1,665	755	622

Balance, May 31, 2010	9,933	163,920	1,326	1,039
Expiry of warrants (c)	–	–	(571)	(417)
Issuance of units (b)	4,170	3,226	4,170	1,032
Issuance of units (b)	1,582	1,641	–	–
Expiry of warrants (c)	–	–	(755)	(622)

Balance, May 31, 2011	15,685	$168,787	4,170	$1,032

(b)	Share issuances:

December 2010 Private Placement:

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for gross cash consideration of $1.66 million.  The total costs associated with the transaction were approximately $20 thousand.  Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement.  No commission was paid in connection with the private placement.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

6.	Share capital (continued):

November 2010 Rights Offering:

On August 27, 2010 the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company, Mr. Herbert Abramson.  Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010.  The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%.  All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010, Lorus filed a final short-form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the "Rights Offering").

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

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the Rights Offering.  As a result of the Rights Offering, Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants for net proceeds of $4.2 million.

In connection with the Rights Offering, the Company secured a standby purchase arrangement of $4 million by Mr. Abramson, one of the Company's directors.  Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed Rights Offering would be $4 million.  No fee was payable to Mr. Abramson for this commitment.  In accordance with the terms of the standby purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the Rights Offering for $4.0 million.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

6.	Share capital (continued):

The total costs associated with the transaction were approximately $370 thousand.  The Company has allocated the net proceeds of the Rights Offering to the common shares and the common share purchase warrants based on their estimated relative fair values.  Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

November 2009 Private Placement:

On November 27, 2009, pursuant to a private placement, the Company issued 1.366 million common shares and 683 thousand common share purchase warrants in exchange for cash consideration of $2.5 million.  This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009, which was applied to subscribe for units of the Company ("Units") as part of the private placement.  In addition, the Company issued 72 thousand brokers' warrants to purchase an equivalent number of common shares at $2.40 until May 27, 2011.  The total costs associated with the transaction were approximately $250 thousand which included the $77 thousand which represented the fair value of the brokers' warrants.  The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $1.7 million of the net proceeds was allocated to the common shares and $622 thousand to the common share purchase warrants.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

6.	Share capital (continued):

August 2008 Rights Offering:

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

(c)	Expiry of warrants:

The warrants issued on August 7, 2008 expired unexercised on August 10, 2010.  This expiry resulted in a transfer of the value attributed to the expired warrants of $417 thousand to contributed surplus.

The warrants issued on November 27, 2009 expired unexercised on May 27, 2011.  This expiry resulted in a transfer of the value attributed to the expired warrants of $622 thousand to contributed surplus.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

6.	Share capital (continued):

(d)	Contributed surplus:

	2011	2010	2009

Balance, beginning of year	$14,875	$10,744	$9,181
Cancellation and forfeiture of stock options (note 7)	3,074	317	1,563
Expiry of warrants	1,039	–	–
Equity portion of secured convertible debenture (note 13)	–	3,814	–

Balance, end of year	$18,988	$14,875	$10,744

(e)	Continuity of stock options:

	2011	2010	2009

Balance, beginning of the year	$3,704	$3,845	$4,961
Stock option expense	526	176	446
Cancellation and forfeiture of stock options (note 7)	(3,074)	(317)	(1,562)

Balance, end of year	$1,156	$3,704	$3,845

(f)	Alternate compensation plans:

The Company did not issue any share units under its deferred share unit plan or allot any shares for issuance under its 2009 ACP.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

6.	Share capital (continued):

(g)	Employee share purchase plan:

The Company' has an employee share purchase plan ("ESPP").  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company may purchase common shares of the Company at a discount through accumulated payroll deductions with each offering having a three-month duration.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2011, 6,652 (2010 - 3,159; 2009 - 7,966) common shares have been purchased under the ESPP, and the Company has recognized an expense of $1 thousand (2010 - $2 thousand; 2009 - $3 thousand) related to this plan in these consolidated financial statements.

(h)	Earnings per share:

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

Years ended May 31, 2011, 2010 and 2009

7.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, currently estimated at 2,352,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2011 are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding, beginning of year	672,901	$6.60	562,358	$8.66	547,874	$13.52
Granted	1,049,700	1.01	189,406	2.41	170,807	3.39
Forfeited	(537,023)	6.76	(78,863)	11.24	(156,323)	19.94

Outstanding, end of year	1,185,578	1.58	672,901	6.60	562,358	8.66

Exercisable, end of year	662,316	$1.99	439,452	$8.54	323,555	$11.39

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

7.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2011:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.89 - $ 1.05	1,005,740	9.6	$1.00	502,870	$1.00
$1.06 - $ 4.99	103,329	7.7	2.61	82,937	2.62
$5.00 - $18.00	76,509	5.5	7.74	76,509	7.74

	1,185,578	9.2	1.58	662,316	1.99

For the year ended May 31, 2011, stock option expense comprised $186 thousand (2010 - $83 thousand; 2009 - $127 thousand) related to research and development and $340 thousand (2010 - $93 thousand; 2009 - $319 thousand) related to general and administrative expenses.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2011	2010	2009

Risk-free interest rate	1.50% - 1.85%	2.44% - 2.60%	2.00% - 3.50%
Expected volatility	117% - 119%	82% - 124%	76%
Expected dividend yield	–	–	–
Expected life of options	5 years	5 years	5 years
Weighted average fair value of options granted or modified during the year	$0.83	$1.43	$2.16

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

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

At May 31, 2011, the capital structure of the Company consisted of equity comprised of share capital, warrants, stock options, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investment balances or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company has forecasted that its current capital resources will not be sufficient to carry its research and development plans and operations for more than the next twelve months (note 1(a)) without additional financing.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2010.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

9.	Financial instruments and risk management:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	2011	2010

Financial assets:
Cash and cash equivalents, consisting of term deposits and guaranteed investment certificates at fair value	$911	$667
Short-term investments, held-for-trading, recorded at fair value	–	247

Financial liabilities:
Accounts payable, measured at amortized cost	215	387
Accrued liabilities, measured at amortized cost	944	1,458
Promissory note payable, measured at amortized cost	–	1,000

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

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of short-term investments.  The Company mitigates this risk by investing in high grade fixed income securities.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

9.	Financial instruments and risk management (continued):

Assets measured at fair value on a recurring basis as of May 31, 2011 and May 31, 2010 were as follows:

2011	Level 1	Level 2	Level 3	Total

Assets:
Cash and cash equivalents	$911	$–	$–	$911
Short-term investments, consisting of guaranteed investment certificates	–	–	–	–

	$911	$–	$–	$911

2010	Level 1	Level 2	Level 3	Total

Assets:
Cash and cash equivalents	$667	$–	$–	$667
Short-term investments, consisting of guaranteed investment certificates	247	–	–	247

	$914	$–	$–	$914

(b)	Financial risk management:

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

Years ended May 31, 2011, 2010 and 2009

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

Years ended May 31, 2011, 2010 and 2009

9.	Financial instruments and risk management (continued):

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At May 31, 2011, U.S. dollar denominated accounts payable and accrued liabilities amounted to $254 thousand (2010 - $270 thousand).  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $25 thousand (2010 - $27 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

10.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

	2011	2010

Non-capital loss carryforwards	$2,918	$2,197
Research and development expenditures	4,596	4,237
Fixed assets book over tax depreciation	529	529
Intangible asset	3,139	3,115
Ontario harmonization tax credit	302	347
Ontario Research and Development Tax Credit	228	172

Future tax assets	11,712	10,597

Valuation allowance	(11,712)	(10,597)

	$–	$–

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

10.	Income taxes (continued):

During the year ended May 31, 2010, the Company reached a settlement with the convertible debenture holders (note 13) which resulted in an accounting gain of $11.0 million.  For tax purposes, this transaction resulted in a taxable capital gain of $5.7 million.  There are no taxes payable on this gain as the Company has sufficient capital and non-capital losses to offset the gain.

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

The Company has undeducted research and development expenditures, totalling $18.4 million that can be carried forward indefinitely.  In addition, the Company has non-capital loss carryforwards of $11.7 million.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4
2028	4,994
2029	3,753
2030	16
2031	2,883

$11,671

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

10.	Income taxes (continued):

Income tax rate reconciliation:

	2011	2010	2009

Income tax expense (recovery) based on statutory rate of 29.5% (2010 - 32.6%, 2009 - 33.3%)	$(1,488)	$1,738	$(2,950)
Expiry of losses	–	46	247
Change in valuation allowance	1,116	(1,552)	3,068
Non-deductible accretion, stock-based compensation and capital gains	164	(1,694)	582
Ontario harmonization tax credit	–	–	(260)
Change in substantively enacted tax rates	199	1,643	299
Adjustment of prior year research and development expenditures	–	–	(856)
Other	9	(181)	(130)

	$–	$–	$–

11.	Research and development programs:

The Company has product candidates in three classes of anticancer therapies:

•	small molecule therapies based on anti-angiogenic, anti-proliferative and anti-metastatic agents;

•
RNA-targeted (antisense and siRNA) therapies, based on synthetic segments of DNA or RNA designed to bind to the messenger RNA that is responsible for the production of proteins over-expressed in cancer cells; and

•	immunotherapy, based on macrophage-stimulating biological response modifiers.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

11.	Research and development programs (continued):

(a)	Small Molecule Program:

The Company has small molecule drug screening technologies and preclinical scientific expertise, which it is using to create a drug candidate pipeline.  The Company's proprietary group of small molecule compounds includes lead drug LOR-253 which entered into a Phase I clinical trial in January of 2011 and LOR-500 which is in the pre-clinical stage of development.

(b)	RNA-Targeted Therapies:

The Company's lead RNA-targeted drug candidate is LOR-2040.  The Company has reported Phase II clinical results, completed to the end-of-stage assessment time point, of LOR-2040 in combination with cytarabine in relapsed and refractory acute myeloid leukemia ("AML") patient population.  Based on these data, the Company is seeking a partnership or collaboration for future development.

(c)	Immunotherapy:

The Company's immunotherapy product candidates are Virulizin® and Interleukin-17E ("IL-17E").  IL-17E is a protein-based therapeutic that the Company is seeking a partnership or collaboration for future development.

In June 2009, as part of the consideration for the repurchase of the secured convertible debentures from The Erin Mills Investment Corporation ("TEMIC"), the Company assigned to TEMIC its rights under the license agreement with Zor Pharmaceuticals, LLC ("ZOR"), and sold to TEMIC its intellectual property rights associated with Virulizin®.  In return, the Company will be entitled to 50% of the deal value of any transaction completed in ZOR and non-ZOR territories.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

11.	Research and development programs (continued):

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2011	2010	2009	2011

Small molecules:
Expensed	$1,672	$1,572	$2,634	$16,085
Acquired	–	–	–	1,228

RNA-Targeted Therapies:
Expensed	626	945	1,123	37,530
Acquired	–	–	–	11,000

Immunotherapy:
Expensed	–	–	–	75,197

Total expensed	$2,298	$2,517	$3,757	$128,812

Total acquired	$–	$–	$–	$12,228

Amortization of the acquired patents and licenses is included in the expensed line of the table.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

12.	Supplemental cash flow and other information:

Cash and cash equivalents consist of only cash.

Change in non-cash operating working capital is summarized as follows:

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2011	2010	2009	2011

Prepaid expenses and other assets	$248	$190	$(105)	$188
Accounts payable	(172)	88	(624)	(1,029)
Accrued liabilities	(514)	377	(213)	604
Promissory note payable	(1,000)	1,000	–	–

	$(1,438)	$1,655	$(942)	$(237)

During the year ended May 31, 2011, the Company received interest of $14 thousand (2010 -$139 thousand; 2009 - $367 thousand).

During the year ended May 31, 2011, the Company paid $71 thousand in cash interest on promissory notes from Mr. Abramson and Mr. Abramson's related company that were repaid during the year.  During the year ended May 31, 2010, the Company paid $27 thousand (2009 - nil) in cash interest related to the convertible debentures settled on June 22, 2009.

During the year ended May 31, 2011, the Company paid $3 thousand (2010 - nil; 2009 - nil) in income taxes.

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

Years ended May 31, 2011, 2010 and 2009

13.	Convertible debentures (continued):

The Company received three tranches of $5.0 million on each of October 6, 2004, January 14 and April 15, 2005.  All debentures issued under the Agreement were due on October 6, 2009 and subject to interest payable monthly at a rate of prime plus 1%.  Interest was payable in common shares of the Company.  Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2011, the Company issued nil (2010 - 7,000; 2009 - 354,000) shares in settlement of approximately nil (2010 - $15 thousand; 2009 - $707 thousand) in interest.  In addition, during the year ended May 31, 2010, the Company paid $12 thousand of interest expense in cash.

Each reporting period, the Company was required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2011, the Company recognized nil (2010 - $80 thousand; 2009 - $1.7 million) in accretion expense.

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

For receipt of the Consideration, TEMIC released all security interest in the assets of the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

13.	Convertible debentures (continued):

As a result of the transaction, in the year ended May 31, 2010, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures in the amount of $3.8 million, the equity portion of the debentures was transferred to contributed surplus.  The gain on repurchase of the debentures did not result in income taxes payable as the Company had sufficient capital loss and non-capital loss carryforwards to shelter these gains.

14.	Contingencies, commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $142 thousand in 2012, $127 thousand in 2013, $7 thousand in 2014, $7 thousand in 2015 and $5 thousand in 2016.  The Company's current facility lease expires in March 2013.

During the year ended May 31, 2011, operating lease expenses were $148 thousand (2010 - $146 thousand; 2009 - $143 thousand).

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

Years ended May 31, 2011, 2010 and 2009

14.	Contingencies, commitments and guarantees (continued):

The Company did not meet any of these milestones during the current year and does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2012 or 2013 and cannot reasonably predict when such milestones will be achieved, if at all.

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

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2012 or 2013, and cannot reasonably predict when such royalties will become payable, if at all.

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

Years ended May 31, 2011, 2010 and 2009

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

Subsequent to the release of the escrowed amount of $600 thousand in July 2008, the Company recorded a liability of $150 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided at that time.  This liability was reduced to $100 thousand in the year ended May 31, 2010 resulting in a gain on sale of $50 thousand (2009 - $450 thousand).  The reduction in liability was the result of the passage of time and related reduction in risk associated with claims under the liability as there have been no claims under this indemnification to date.  There has been no change to the indemnification value for the year ended May 31, 2011.  This amount is included on the consolidated balance sheets in accrued liabilities as at May 31, 2011.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

15.	License agreement:

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

The initial fee of $100 thousand and a milestone payment of $178 thousand (US$150 thousand) were deferred under this arrangement.  Revenue was recognized based on the measure of progress toward completion of the technical support services under this contract based on the actual hours provided relative to the total number of hours required to be provided, applied to the total of these initial fee and non-contingent contractual payments related to the support services.  At any time, the amount of cumulative revenue recognized would not exceed the cumulative amount of non-refundable payments received under the arrangement.  All of the revenue received under this agreement was recognized as of November 30, 2009.

In addition, on April 18, 2008, the Company acquired an equity interest in ZOR in exchange for a capital contribution of $3 thousand.  As described in note 13, on June 22, 2009, as part of the agreement to repurchase the convertible debentures, the Company disposed of its interest in ZOR and assigned the licence agreement to TEMIC.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

16.	Related party transactions:

In October 2009, the Company entered into a loan agreement with a member of its Board of Directors, Mr. Abramson, to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%.  The principal and interest were due in six months.  The principal amount of $1 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

In April 2010, the Company entered into a loan agreement with a company related to the same member as above of its Board of Directors to borrow $1 million.  The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%.  The principal and interest amount were due in six months and later extended a further three months.  The principal amount was repaid in November 2010.

During the year ended May 31, 2011, the Company expensed consulting fees of nil to a director of the Company (2010 - nil; 2009 - $25 thousand).  There was no amount payable at May 31, 2011 (2010 - nil; 2009 - nil).

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See also notes 6(b) and 17 for additional related party transactions.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

17.	Subsequent events:

(a)
Subsequent to year end, on July 22, 2011, the Company filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Corporation (the "Units") at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000.  Each Unit consists of one common share of Lorus (a "Common Share") and one common share purchase warrant of Lorus (a "Warrant").  Each Warrant will entitle the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the "Exercise Price").  If on any date (the "Accelerated Exercise Date") the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Corporation sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

In connection with the offering, Herbert Abramson, a director of the Corporation, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the "Securities") having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Offering, Lorus has issued 5.5 million Common Shares and 5.5 million Warrants.

Mr. Abramson purchased 2.4 million Units of the Offering.

(b)
The Company disclosed in its management information circular dated October 28, 2011 that it would like to amend the exercise price of the November 2010 warrants from the $1.33 current exercise price to an exercise price equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange on the date of the approval of the shareholders to such amendment at the annual and special meeting (to be held on November 29, 2011), plus a 10% premium (to be rounded up).  The Company has not yet determined the impact the potential re-pricing may have on the financial statements.

Supplementary Information
(In Canadian dollars)

LORUS THERAPEUTICS INC.

Years ended May 31, 2011, 2010 and 2009

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

The consolidated financial statements as at May 31, 2011 and 2010 and for each of the years in the three-year period ended May 31, 2011 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and comprehensive income and consolidated balance sheets.

(a)	Consolidated statements of operations and comprehensive (loss) income:

	2011	2010	2009

(Loss) Income for the year under Canadian GAAP	$(5,038)	$5,331	$(8,860)

Gain on repurchase of convertible debentures and transfer of assets (i)	-	328	-
Accretion of convertible debentures (i)	-	54	1,222
Amortization and write off of debt issue costs (i)	-	(4)	(48)
Stock-based compensation expense (ii)	2	4	(39)
Short-term investments (iii)	-	(8)	(10)

(Loss) income for the year under U.S. GAAP	$(5,036)	$5,705	$(7,735)

Other comprehensive loss (iii):
Unrealized gain (loss) on short-term investments	$-	$8	$10

(Loss) income for the year and comprehensive (loss) gain under U.S. GAAP	$(5,036)	$5,713	$(5,546)

Basic and diluted (loss) earnings per share per U.S. GAAP	$(0.38)	$0.61	$(0.94)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

(b)	Consolidated balance sheets:

		Adjustments
	Canadian	Convertible	Stock		U.S.
2011	GAAP	debentures	options	Other	GAAP
		(i)	(ii)

Stock options	$(1,156)	$-	$1,156	$-	$-
Contributed surplus/additional paid-in capital	(18,988)	3,757	3,972	-	(11,259)
Warrants	(1,032)	-	-	-	(1,032)
Accumulated other comprehensive loss	-	-	-	2	2
Deficit	189,118	(3,757)	(5,128)	(2)	180,231

		Adjustments
	Canadian	Convertible	Stock		U.S.
2010	GAAP	debentures	options	Other	GAAP
		(i)	(ii)

Stock options	$(3,704)	$-	$3,704	$-	$-
Contributed surplus/additional paid-in capital	(14,875)	3,757	1,422	-	(9,696)
Warrants	(1,039)	-	-	-	(1,039)
Accumulated other comprehensive loss	-	-	-	2	2
Deficit	184,080	(3,757)	(5,126)	(2)	175,195

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

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

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders' equity (deficiency).  Under U.S. GAAP, the embedded conversion option was not subject to bifurcation since, as a conventional convertible debt, the holder of the debentures may have only realized the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.  Accordingly, the conversion option was included in the carrying amount of the secured convertible debentures, presented as a liability resulting in a higher carrying amount of the convertible debenture than that measured under Canadian GAAP.  In accordance with U.S. GAAP, the warrants issued in connection with the convertible debentures financing were recorded as additional paid-in capital ("APIC") and a reduction to the proceeds from the issuance of convertible debentures.  The warrants were presented as a separate component of shareholders' equity (deficiency) for Canadian GAAP purposes.  Under U.S. GAAP, the Company allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant components based on their relative fair values.  The fair value of the warrants was determined based on an option pricing model.  The resulting allocation based on relative fair values on issuance of the convertible debentures resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the warrants.  The financing costs totalling $1.1 million related to the issuance of the convertible debentures were allocated on a pro rata basis to deferred financing charges of $964 thousand and to the warrants of $97 thousand.  This allocation resulted in the net amount allocated to the warrants of $1.0 million.  In May 2007, the Company entered into an agreement with the holder of the convertible debentures to repurchase its outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand in connection with the Arrangement.  The difference between the repurchase liability and the carrying amount of the warrants was recorded as APIC.

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

Years ended May 31, 2011, 2010 and 2009

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

The Company recorded stock-based compensation of $524 thousand for the year ended May 31, 2011 (2010 - $171 thousand, 2009 - $485 thousand) which is $2 thousand lower than the expense recorded in accordance with Canadian GAAP, substantially arising from the impact of estimating forfeitures as explained above.   For the year ended May 31, 2011, stock-based compensation expense comprised $185 thousand (2010 - $81 thousand; 2009 - $138 thousand) related to research and development and $339 thousand (2010 - $90 thousand; 2009 - $347 thousand) related to general and administrative expenses. The Company used the Black-Scholes valuation model to determine the fair value of options granted and valuation assumptions are consistent with those used under Canadian GAAP.

As at May 31, 2011, the aggregate intrinsic values for options outstanding was nil and options exercisable was nil.  There were no options exercised during the years ended May 31, 2011 and 2010.

The weighted average remaining contractual term of options exercisable as at May 31, 2011 is 8.92 years.

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

Total unrecognized compensation cost relating to unvested stock options at May 31, 2011, prior to the consideration of expected forfeitures, is approximately $373 thousand and is expected to be recognized over a weighted average period of 1.3 years.

(iii)	Short-term investments:

Effective June 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, retroactively without restatement of prior periods.  This section provides standards for recognition, measurement, disclosure and classification of financial assets, financial liabilities and non-financial derivatives.

As part of the adoption of the new standards on June 1, 2007, the Company designated certain short-term investments consisting of corporate instruments as "held-for-trading".  This change in accounting policy under Canadian GAAP resulted in a decrease in the carrying amount of these investments amounting to $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statement of operations and comprehensive income for the year ended May 31, 2011 of $nil (2010 - $8 thousand, 2009 - $10 thousand).

Under U.S. GAAP, the Company previously accounted for these investments as "held-to-maturity" in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115").  Because the Company did not have the ability or intent to hold these investments until their stated maturity date, the Company made a reassessment of the appropriateness of the previous classification and reallocated these investments as "available-for-sale" as of May 31, 2008, in accordance with SFAS 115.  An unrealized holding gain in the amount of $nil (2010 - gain of $8 thousand, 2009 - gain of $10 thousand) was recorded in other comprehensive income relating to these investments.

(c)	Consolidated statements of cash flows:

There are no differences between Canadian and U.S. GAAP that impact the consolidated statements of cash flows.

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

(d)	Investment tax credits:

Prepaid expenses and other assets as at May 31, 2011 include investment tax credits receivable of $196 thousand (2010 - $400 thousand, 2009 - $600 thousand).

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The impact would be higher research and development expense and an income tax recovery of $160 thousand for the year ended May 31, 2011 (2010 - $242 thousand; 2009- $200 thousand) with no net impact to loss for the year or loss per share.

(e)	Income taxes:

In accordance with U.S. GAAP, the Company uses enacted tax rates to record the future tax balances arising from temporary differences, whereas, under Canadian GAAP, the Company uses substantively enacted tax rates to record its future tax balances. While the Company used substantively enacted tax rates at May 31, 2011 the enacted rates were consistent with the substantively enacted rates and as such there was no difference between U.S. GAAP and Canadian GAAP.  For the year ended May 31, 2010 all tax rates used to record future tax balances were enacted and as such no US GAAP difference would exist.

The Company fully recognizes its tax benefits. The Company does not expect significant changes in its valuation allowance for the next 12 months.

The Company and its Canadian subsidiary each file Canadian federal and provincial income tax returns.  The Company and its Canadian subsidiary remain open to tax examinations by the Canadian federal and provincial tax authorities for years ended after the 2003 and 2002 taxation years, respectively.

The Company's former U.S. subsidiary filed U.S. federal and state income tax returns.  The former U.S. subsidiary is subject to federal and state income tax examinations by U.S. tax authorities for taxation years ended May 31, 2008 and 2009.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the years ended May 31, 2011 and 2010, there was no such interest or penalties.

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

(f)	Adoption of new accounting pronouncements under U.S. GAAP:

There were no new accounting policies adopted under U.S. GAAP in the year ended May 31, 2011.

2010

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

Years ended May 31, 2011, 2010 and 2009

2009
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

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

•	Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(g)	New accounting pronouncements not yet adopted under U.S. GAAP:

The Company will no longer be reporting under U.S. GAAP following the adoption of IFRS with a transition date of June 1, 2010.

LORUS THERAPEUTICS INC.
Supplementary Information

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2010, 2009 and 2008

(h)	Consolidated statement of shareholders' equity (deficiency) for the period from June 1, 1998 to May 31, 2011 prepared in accordance with US GAAP:

						Accumulated
				Contributed		other
	Number of			surplus/		comprehensive
	shares	Amount	Warrants	APIC	Deficit	loss	Total

Balance, May 31, 1998	1,226	$37,180	$-	$667	$(32,946)	$-	$4,901
Exercise of special warrants	178	1,004	-	(1,217)	-	-	(213)
Exercise of stock options	2	48	-	-	-	-	48
Issue of warrants	-	-	-	1,217	-	-	1,217
Issue of special warrants	-	-	-	213	-	-	213
Other issuances	19	379	-	-	-	-	379
Deficit	-	-	-	-	(4,623)	-	(4,623)

Balance, May 31, 1999	1,425	38,611	-	880	(37,569)	-	1,922
Exercise of warrants	419	7,546	-	(534)	-	-	7,012
Issuance of special and
purchase warrants	-	-	-	8,853	-	-	8,853
Issuance of public offering	512	41,952	-	659	-	-	42,611
Issued of acquisition	1,201	14,000	-	-	-	-	14,000
Exercise of units	29	1,821	-	(321)	-	-	1,500
Issuance under alternate compensation plan	1	15	-	-	-	-	15
Exercise of special warrants	1,010	8,438	-	(8,438)	-	-	-
Exercise of stock options	58	1,113	-	-	-	-	1,113
Stock-based compensation	-	869	-	-	-	-	869
Deficit	-	-	-	-	(8,599)	-	(8,599)

Balance, May 31, 2000	4,655	114,365	-	1,099	(46,168)	-	69,296
Exercise of warrants	6	93	-	(25)	-	-	68
Issuance under alternate compensation plan	1	49	-	-	-	-	49
Exercise of stock options	85	1,866	-	-	-	-	1,866
Stock-based compensation	-	351	-	-	-	-	351
Deficit	-	82	-	-	(15,213)	-	(15,131)

Balance, May 31, 2001	4,747	116,806	-	1,074	(61,381)	-	56,499
Exercise of compensation warrants	15	265	-	(71)	-	-	194
Exercise of stock options	52	1,194	-	-	-	-	1,194
Stock-based compensation	-	(100)	-	-	-	-	(100)
Deficit	-	-	-	-	(13,488)	-	(13,488)

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

							Accumulated
				Contributed			other
	Number of			surplus/			comprehensive
	shares	Amount	Warrants	APIC	Deficit		loss	Total

Balance, May 31, 2002	4,814	118,165	-	1,003	(74,869)		-	44,299
Exercise of stock options	29	715	-	-	-		-	715
Stock-based compensation	-	558	-	-	-		-	558
Deficit	-	-	-	-	(16,634)		-	(16,634)

Balance, May 31, 2003	4,843	119,438	-	1,003	(91,503)		-	28,938
Share issuance	874	24,121	-	4,325	-		-	28,446
Exercise of stock options	10	171	-	-	-		-	171
Stock-based compensation	-	(88)	-	-	-		-	(88)
Other issuances	-	28	-	-	-		-	28
Deficit	-	-	-	-	(30,301)		-	(30,301)

Balance, May 31, 2004	5,727	143,670	-	5,328	(121,804)		-	27,194
Interest payment	14	300	-	-	-		-	300
Exercise of stock options	9	112	-	-	-		-	112
Expiry of compensation options	-	-	-	1,405	-		-	1,405
Issuance under alternate compensation plan	2	37	-	-	-		-	37
Issuance of warrants	-	-	-	1,048	-		-	1,048
Deficit	-	-	-	-	(20,298)		-	(20,298)

Balance, May 31, 2005	5,752	144,119	-	7,781	(142,102)		-	9,798
Interest payment	71	882	-	-	-		-	882
Stock-based compensation	-	-	-	56	-		-	56
Deficit	-	-	-	-	(16,388)		-	(16,388)

Balance, May 31, 2006	5,823	145,001	-	7,837	(158,490)		-	(5,652)
Equity issuance	1,127	11,641	-	-	-		-	11,641
Interest payments	124	1,050	-	-	-		-	1,050
Exercise of stock options	1	22	-	(9)	-		-	13
Repurchase of warrants	-	-	-	(252)	-		-	(252)
Stock-based compensation	-	-	-	697	-		-	697
Deficit	-	-	-	-	(9,150)		-	(9,150)

Balance, May 31, 2007	7,075	157,714	-	8,273	(167,640)		-	(1,653)
Interest payments	180	1,029	-	-	-		-	1,029
Stock-based compensation	-	-	-	767	-		-	767
Other comprehensive loss	-	-	-	-	-		(20)	(20)
Deficit	-	-	-	-	(5,526)		-	(5,526)

Balance, May 31, 2008	7,255	158,743	-	9,040	(173,166)		(20)	(5,403)
Interest payments	354	707	-	-	-		-	707
Share issuance	951	2,790	-	-	-		-	2,790
Warrant issuance	-	-	417	-	-		-	417
Stock-based compensation	-	-	-	485	-		-	485
Other comprehensive income	-	-	-	-	-		10	10
Deficit	-	-	-	-	(7,735)		-	(7,735)

Balance, May 31, 2009	8,560	$162,240	417	$9,525	$(180,901	) $	(10)	$(8,729)
Interest payments	7	15	-	-	-		-	15
Share issuance	1,366	1,665	-	-	-		-	1,665
Warrant issuance	-	-	622	-	-		-	622
Stock-based compensation	-	-	-	171	-		-	171
Other comprehensive income	-	-	-	-	-	8	8
Deficit	-	-	-	-	5,706	-	5,706
Balance, May 31, 2010	9,933	$163,920	$1,039	$9,696	$(175,195)	$(2)	$(542)
Share issuance	4,170	3,226		-	-	-	3,226
Warrant expiry	-	-	(417)	417	-	-	-
Warrant issuance	-	-	1,032	-	-	-	1,032
Share issuance	1,582	1,641	-	-	-	-	1,641
Warrant expiry	-	-	(622)	622	-	-	-
Stock-based compensation	-	-		524	-	-	524
Deficit	-	-		-	(5,036)	-	(5,036)
Balance, May 31, 2011	15,685	$168,787	$1,032	$11,259	$(180,231)	$(2)	$845

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

(i)	Subsequent events:

(a)
Subsequent to year end, on July 22, 2011, the Company filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Corporation (the "Units") at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000.  Each Unit consists of one common share of Lorus (a "Common Share") and one common share purchase warrant of Lorus (a "Warrant").  Each Warrant will entitle the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the "Exercise Price").  If on any date (the "Accelerated Exercise Date") the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Corporation sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

In connection with the offering, Herbert Abramson, a director of the Corporation, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the "Securities") having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Offering, Lorus has issued 5.5 million Common Shares and 5.5 million Warrants.

Mr. Abramson purchased 2.4 million Units of the Offering.

LORUS THERAPEUTICS INC.
Supplementary Information (continued)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2011, 2010 and 2009

(b)
The Company disclosed in its management information circular dated October 28, 2011 that it would like to amend the exercise price of the November 2010 warrants from the $1.33 current exercise price to an exercise price equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange on the date of the approval of the shareholders to such amendment at the annual and special meeting (to be held on November 29, 2011), plus a 10% premium (to be rounded up).  The Company has not yet determined the impact the potential re-pricing may have on the financial statements.