Form 20-F
period 2012-05-31
LORUS THERAPEUTICS INC
filed 2012-09-28
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended May 31, 2012.
Or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from ________ to ________ .
Or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report _______________.
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

Common Shares, without par value, at May 31, 2012: 21,228,081

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes o No ☒

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

Large accelerated filer  ☐ Accelerated filer o   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes o No ☒

TABLE OF CONTENTS

GENERAL

On July 10, 2007 (the ”Arrangement Date”), Lorus Therapeutics Inc. completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one of our common shares and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to our corporation and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  In this Annual Report on Form 20-F, all references to “Lorus”, the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and Lorus after the Arrangement Date.  References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the fiscal year ended May 31, 2012.

We use the Canadian dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our Consolidated Financial Statements, which form part of this Annual Report, are presented in Canadian dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our business strategy;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates;
•	our plans to conduct clinical trials and pre-clinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions;
•	annual sales potential of our clinical stage drugs; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

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

•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of the arrangement;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
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

The selected consolidated financial information set forth below for each of the two years ended May 31, 2012 and 2011, has been derived from the Company's audited consolidated financial statements as at and for the financial years ended May 31, 2012 and 2011 filed as part of this Form 20-F under Item 18. These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto.

The following table presents a summary of our consolidated statement of operations derived from our audited Consolidated Financial Statements for the fiscal years ended May 31, 2012 and 2011.

Consolidated statements of operations data(1) (2)

(In thousands, except per share data)
	May 31, 2012		May 31, 2011
In accordance with IFRS
Revenue	$	─	$	─
Research and development		$2,170		$2,518
General and administrative		$2,430		$2,420
Operating expenses		$4,600		$4,938
Finance expense		$20		$71
Finance income		$(6)		(14)
Net loss		$(4,614)		$(4,995)
Basic and diluted loss per common share		$(0.23)		$(0.38)
Weighted average number of common shares outstanding		20,260		13,157

The selected consolidated financial information set forth in the first table below for each of the three years ended May 31, 2010, 2009 and 2008, has been derived from the Company's audited consolidated financial statements as at and for the financial years ended May 31, 2010, 2009 and 2008. These consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.

The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP chart below as the information was prepared using different financial reporting standards:

(In thousands, except per share data)
	May 31, 2010	May 31, 2009	May 31, 2008
In accordance with Canadian GAAP
Revenue	$131	$184	$43
Research and development (a)	$2,517	$3,757	$6,260
General and administrative (a)	$2,964	$2,958	$3,715
Loss from operations	$(5,725)	$(9,310)	$(12,633)
Net earnings (loss)	$5,331	$(8,860)	$(6,334)
Basic and diluted earnings (loss) per common share	$0.57	$(1.08)	$(0.87)
Weighted average number of common shares outstanding	9,364	8,236	7,169

In accordance with U.S. GAAP
Net earnings (loss)	$5,705	$(7,735)	$(5,526)
Basic and diluted earnings (loss) per share	$0.61	$(0.94)	$(0.77)
(a)	Amounts in fiscal 2008 have been reclassified to conform to the financial statement presentation adopted in fiscal 2009.

The following table presents a summary of our consolidated balance sheet as at May 31, 2012 and 2011 in IFRS and May 31, 2010, 2009 and 2008 under Canadian GAAP.

Consolidated balance sheet data(1) (2)

(In thousands, except per share data)	As at May 31,
	2012	2011
In accordance with IFRS
Cash and cash equivalents	$320	$911
Marketable securities and other investments	$─	$─
Total assets	$668	$1,398
Total debt	$2,696	$1,159
Total shareholders’ equity (deficit)	$(2,028)	$239
Number of common shares outstanding	21,228	15,685
Dividends paid on common shares	─	─

(In thousands, except per share data)	As at May 31,
	2010	2009	2008
In accordance with Canadian GAAP
Cash and cash equivalents	$667	$5,374	$2,652
Marketable securities and other investments	$247	$490	$6,784
Total assets	$2,303	$7,527	$11,607
Total debt	$2,845	$15,878	$15,459
Total shareholders’ equity (deficit)	$(542)	$(8,351)	$(3,852)
Number of common shares outstanding	9,933	8,560	7,255
Dividends paid on common shares	-	-	-

In accordance with U.S. GAAP
Total assets	$2,303	$7,592	$11,911
Total debt	$2,845	$16,322	$17,314
Total shareholders’ equity (deficit)	$(542)	$(8,729)	$(5,403)

Footnotes to the prior tables:
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

Changes in accounting policies:

As result of the Accounting Standards Board of Canada’s decision to require the adoption of IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company adopted IFRS for its first quarterly filing for the quarter ended August 31, 2011 and consequently for its audited financial statements for the year ended May 31, 2012. These are the first audited annual financial statements of the Company under IFRS.  The Company previously applied the available standards under Canadian GAAP that were issued by the Accounting Standards Board of Canada.  The effects of the conversion from Canadian GAAP to IFRS are identified in Note 16 "Transition To IFRS" of our consolidated financial statements for year ended May 31, 2012, included in as Item 18.

The significant differences between the line items under Canadian GAAP and those as determined under U.S. GAAP arise primarily from:

Fiscal 2008 to 2010

The following table reconciles the earnings (loss) per IFRS to the earnings (loss) per U.S. GAAP for the fiscal years ended May 31, 2010, 2009 and 2008:

(In thousands, except per share data)	Years Ended May 31,
	2010	2009	2008

Net earnings (loss) per Canadian GAAP	$5,331	$(8,860)	$(6,334)

Gain on repurchase of convertible debentures and transfer of assets (i)	328	-	-
Accretion of convertible debentures (i)	54	1,222	903
Amortization and write off of debt issue costs (i)	(4)	(48)	(40)
Stock compensation expense (gain) (ii)	4	(39)	(47)
Short-term investments (iii)	(8)	(10)	(7)
Earnings (loss) per U.S. GAAP	5,705	(7,735)	(5,526)
Other comprehensive gain (loss) (iii)	8	10	(20)
Earnings (loss) and comprehensive gain (loss) per U.S. GAAP	5,713	(7,725)	(5,546)

Basic and diluted earnings (loss) per common share per U.S. GAAP	$0.61	$(0.94)	$(0.77)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

(i) Convertible debentures
On October 6, 2004 the Company entered into a Subscription Agreement with The Erin Mills Investment Corporation (“TEMIC”) to issue an aggregate of $15 million of secured convertible debentures issuable in three tranches of $5.0 million each, in each of, October 2004, January 2005 and April 2005.  The convertible debentures were due on October 6, 2009.

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

(iii) Financial instruments
Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments - Recognition and Measurement, retroactively without restatement of prior periods. This section provides standards for recognition and measurement, of financial assets, financial liabilities and non-financial derivatives.

As part of the adoption of the new standards on June 1, 2007, the Company designated certain short-term investments consisting of corporate instruments as “held-for-trading”.  This change in accounting policy for Canadian GAAP resulted in a decrease in the carrying amount of these investments of $27 thousand and an increase in the fiscal 2008 opening deficit accumulated during the development stage of $27 thousand.  Further, the Company recognized a net unrealized gain in the consolidated statements of operations for the fiscal year ended May 31, 2010 of $8 thousand (2009 - $10 thousand, 2008 - $7 thousand).

Under U.S. GAAP, the Company previously accounted for these investments as “held-to-maturity” in accordance with SFAS 115, now Accounting Standards (ASC) 320, Investments in Debt and Equity Securities. Because the Company did not have the ability or intent to hold these investments until their stated maturity date, the Company made a reassessment of the appropriateness of the previous classification and reallocated these investments as “available-for-sale” as of May 31, 2008, in accordance with ASC 320. Consequently, an unrealized holding gain in the amount of $8 thousand for the year ended May 31, 2010 (2009 - $10 thousand gain, 2008 - loss of $20 thousand) was recorded in other comprehensive income.

We publish our Consolidated Financial Statements in Canadian (“CDN”) dollars.  In this Annual Report, except where otherwise indicated, all amounts are stated in CDN dollars.

The following table sets out the exchange rates of CDN$ for U.S$1.00 for the following periods as taken from the Bank of Canada’s website:

Period	Average Close	High	Low
August , 2012	1.0073	$1.0160	$0.9916
July, 2012	0.9866	$0.9992	$0.9755
June, 2012	0.9732	$0.9837	$0.9576
May, 2012	0.9898	$1.0173	$0.9647
April, 2012	1.0074	$1.0204	$0.9950
March, 2012	1.0065	$1.0161	$0.9965
Fiscal Year Ended May 31, 2012	1.0005	$1.0204	$0.9576
Fiscal Year Ended May 31, 2011	1.0066	1.0660	0.9486
Fiscal Year Ended May 31, 2010	1.0635	1.1676	0.9988
Fiscal Year Ended May 31, 2009	1.1567	1.2991	1.0012
Fiscal Year Ended May 31, 2008	1.0140	1.0750	0.9170

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

We have forecasted that our level of cash and cash equivalents and short-term investments including the proceeds from the Private Placement completed in June 2012 will be sufficient to execute our current planned expenditures for the next 9-12 months without further investment.   We intend to continue to pursue additional funding and partnership opportunities to execute our planned expenditures in the future, but there can be no assurance that sufficient capital will be available to enable us to meet these continuing expenditures, or if the capital is available, that it will be available on terms acceptable to us. If we are unable to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is substantial doubt as to whether we will be able to continue as a going concern and realize our assets and pay our liabilities as they fall due, in which case investors may lose their investment.

We are an early stage development company.

We are at an early stage of development.  Since our incorporation, none of our products has obtained regulatory approval for commercial use and sale in any country, except for Virulizin in very limited circumstances in Mexico.  As such, significant revenues have not resulted from product sales.  Significant additional investment will be necessary to complete the development of any of our product candidates. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the markets that we have identified. We may fail to develop any products, obtain regulatory approvals, enter clinical trials or commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace.  We also do not know whether sales, license fees or related royalties will allow us to recoup any investment we make in the commercialization of our products.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate LOR-253 is currently in a Phase I clinical trial. Should this trial be successful significant additional funding or a partnership would be necessary to complete the necessary Phase II and Phase III clinical trials. Such funding will be very difficult, or impossible to raise in the public markets or through partnerships.  If such funding or partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

We need to raise additional capital.

We have an ongoing need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issues, debt issuances (including promissory notes), collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

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

We have not been profitable since our inception in 1986. Under International Financial Reporting Standards, we reported net losses of $4.6 million, and $5.0 million for the years ended May 31, 2012 and 2011, respectively, and as of May 31, 2012, we had an accumulated deficit of $194 million.

We have not generated any significant revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates LOR-253 and IL17E as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We may be unable to obtain partnerships for one or more of our product candidates, which could curtail future development and negatively affect our share price.  In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or assure you that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. Approval in one country does not assure approval in another country.  In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

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

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  We cannot assure you that our preclinical studies and clinical trials will generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected.

For example, as our lead product candidates LOR-253 is in the Phase I stage of development and our product candidate IL-17E is in the pre-clinical stage of development and there is still a long development path ahead which will take many years to complete and like all of our potential drug candidates is prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications and indications where this is significant competition for patients. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our Common Shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

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

We have indemnified our predecessor, Old Lorus, and its directors, officers and employees.

In connection with the reorganization that we undertook in fiscal 2008, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

•
prior to, at or after the effective time of the arrangement transaction, and directly or indirectly relating to any of the assets of Old Lorus transferred to us pursuant to the arrangement transaction  (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the arrangement;

•	prior to, at or after the effective time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to us under the arrangement; and
•	prior to or at the effective time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

This indemnification could result in significant liability to us. To date no amount has been claimed on this indemnification. Should a claim arise under this indemnification it could result in significant liability to the Company which could have a negative impact on our liquidity, financial position, and ability to obtain future funding among other things.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and make public statements regarding the expected timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, the partnership of our product candidates and our ability to secure the financing necessary to continue the development of our product candidates. The actual timing of these events can vary dramatically due to factors within and beyond our control such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, market conditions and interest by partners in our product candidates among other things. We cannot assure you that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

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

Our competitor’s existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may be more effective than our existing and future products insofar as they may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost.

Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers, insurers, the medical community and other stakeholders. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

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

Publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

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

Our products and product candidates may infringe the intellectual property rights of others, or others many infringe on our intellectual property rights which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including LOR-253 and IL17E. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology. We may also need to bring claims against others who we believe are infringing our rights in order to become or remain competitive and successful.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages.  Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected. In general, insurance will not protect us against some of our own actions such as negligence.

We are subject to privacy laws. Violations of these laws may result in significant liability and the incurring of substantial costs to achieve compliance.

Our business is focused on the development of biopharmaceutical products. As a result, we are subject to some privacy laws in Canada and several other jurisdictions which control the use, disclosure, transmission and retention of confidential personal information. Our insurance coverage and/or diligence may not protect us from all liability and regulatory action arising from non-compliance with these laws, particularly if our non-compliance is the result of our own negligent actions or misconduct. If we have to respond to regulatory action, pay damages, or incur expenses defending any claims, we may be materially and adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-253, IL17E or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Our business depends on licensing agreements, which may require us to meet obligations that are not favourable for our business.

Our business depends on arrangements with third parties such as licensors and licensees. Our license agreements may require us to diligently bring our products to market, make milestone payments and royalties that may be significant, and incur expenses associated with filing and prosecuting patent applications. We cannot assure you that we will be able to establish and maintain license agreements that are favourable for our business, if at all.

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

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our Common Shares. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors affecting our Common Share price include but are not limited to:

•	our financial position and doubt as to whether we will be able to continue as a going concern;
•	our ability to raise additional capital;
•	the progress of our clinical trials:
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and short term investments held us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and
•	shareholder interest in our Common Shares.

Future sales of our Common Shares by us or by our existing shareholders could cause our share price to fall.

The issuance of Common Shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our Common Shares. Sales by existing shareholders of a large number of our Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our Common Shares to decline and have an undesirable impact on our ability to raise capital.

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

We are susceptible to stress in the global economy and therefore, our business may be affected by the current and future global financial condition.

If the increased level of volatility and market turmoil that have marked recent years continue, our operations, business, financial condition and the trading price of our Common Shares could be materially adversely affected. Furthermore, general economic conditions may have a great impact on us, including our ability to raise capital, our commercialization opportunities and our ability to establish and maintain arrangements with others for research, manufacturing, product development and sales.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the Toronto Stock Exchange. However, there can be no assurance that an active trading market in our common shares on the stock exchange will be sustained or that we will be able to maintain our listing.

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

We are likely a “passive foreign investment company” which may likely have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended May 31, 2012, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S.  local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

Small Molecules

We have small molecule drug discovery capability and preclinical scientific expertise, which we are using to create a drug candidate pipeline. Our proprietary group of small molecule compounds include the lead compound LOR-253. LOR-253 is currently in a Phase I clinical trial and has unique structures and modes of action that represents a promising targeted anticancer agent with, we believe, a high safety profile. LOR-264 represents a second generation structural derivative of LOR-253 that has been optimized for oral absorption. Structural diversification and lead optimization of LOR-264 is currently underway.

Another small molecule program in active development is LOR-500, currently in the lead optimization stage of development.

Immunotherapy

IL-17E is a novel immunotherapy based on stimulating anticancer properties of the immune system and by direct tumor cell killing. It has an excellent therapeutic index and is currently in preclinical development. Lorus owns the patents for the anti-cancer use of IL-17E.

Other Technologies

In addition to its active pipeline programs (LOR-253, LOR-500, IL-17E), Lorus has rights to two late-stage compounds, LOR-2040 and Virulizin.  The intellectual property rights to Virulizin were sold in 2009 (see “Financial Strategy - Secured Convertible Debentures”) however Lorus retains certain rights to Virulizin which is partnered with Zor Pharma.  Lorus is seeking potential partners for LOR-2040. In addition Lorus has discovered LOR-220, a novel small molecule with antimicrobial properties in the preclinical stage.  We are not currently developing these product candidates in house and are seeking partnership for further development.   See “Business overview - Other Technologies”.

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

Capital Expenditures and Divestitures

Not applicable.

B.           Business Overview

Overview

Lorus is a discovery, research and clinical development stage company with a focus on novel cancer drugs.  We have a diversified active portfolio including small molecules (LOR-253/LOR-500) and an immunotherapy (IL-17E), all of which represent first in class compounds with unique validated targets and distinct mechanisms of action.  Our mandate is to discover and develop drugs up to an including the Phase I or Phase II clinical stage, and then out-license to pharmaceutical partners to fund the large and expensive registration clinical trials and if the clinical trials are successful, subsequent commercialization.

Our business strategy is based on the identification and development of novel therapies that are effective but with fewer side effects. In order to minimize single technology-related risks, we have adopted the following technology approaches:

•	Development of small molecules that recognize specific targets in cancer cells;

•	Immunotherapy using safe and efficacious products to stimulate the natural anticancer properties of the immune system.

In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each drug candidate throughout the pre-clinical and clinical development process and consider commercialization opportunities when appropriate.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive upfront and milestone payments as well as royalties from such partnerships, which will support continued development of our other product candidates.

In the next fiscal year, we intend to pursue partnerships and collaborations for our compounds and further the development of our promising pipeline.  More specifically, our main objectives are (i) to complete the Phase I clinical trial of our lead small molecule drug, LOR-253, and prepare for initiation of a Phase II clinical trial; (ii) to advance our pre-clinical product candidates IL-17E and LOR-500 derivative; and (iii) to secure partnership and financing alternatives in order to successfully continue our operations.

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

LOR-253: is a proprietary, first-in-class, small molecule that stimulates Krüppel-like factor 4 (KLF4) to suppress tumor growth. This compound, which is unique to Lorus, exhibits potent anti-proliferative and anti-metastatic properties and is currently in a Phase I trial for solid tumors. The Phase I dose-escalation study is in patients with advanced or metastatic solid tumors who are unresponsive to conventional therapy or for which no effective therapy is available. The study, which is currently enrolling patients, is being conducted at Memorial Sloan-Kettering Cancer Center in New York and MD Anderson Cancer Center in Houston.  Objectives of the study include determination or characterization of the safety profile, maximum tolerated dose, and antitumor activity of LOR-253, as well as pharmacokinetics and recommended Phase II dose for subsequent clinical trials.

In September, 2011, Lorus announced the allowance of an Australian patent for LOR-253, which covers LOR-253 composition of matter and methods of treating cancer with LOR-253.

In November, 2011, Lorus announced the presentation of positive nonclinical toxicity data for LOR-253 at the Annual Meeting of the American College of Toxicology (ACT). The presentation details the results of nonclinical toxicity and toxicokinetics studies conducted with LOR-253.  The studies were part of the formal safety evaluation of LOR-253 to support first-in-man clinical trials in cancer, and to determine the starting dose of LOR-253 in patients.  The studies, which took place over one year, examined a wide range of toxicity parameters in rat and dog species, as well as safety pharmacology and blood toxicity.  Overall, LOR-253 had a favorable nonclinical toxicology profile in both animal species and was well tolerated at doses higher than efficacious dose levels established in animal models of human cancers. Of significance, the data show that the effective dose could be increased by a factor of eight to fifteen before seeing levels of toxicity in the animal studies. Additional data in the poster include the results of preclinical anticancer studies on LOR-253 in mouse models of human non-small cell lung cancer (NSCLC). The data show that LOR-253 has significant anticancer activity against NSCLC, particularly in tumors with low expression levels of the tumor suppressor KLF4.  Lorus is currently examining the role of KLF4 as a potential biomarker for LOR-253 anticancer activity.

In March, 2012, Lorus announced that the Canadian Patent Office has issued a patent for LOR-253. The patent provides Lorus with exclusive rights to LOR-253 in Canada until it expires in 2026. The Canadian patent covers LOR-253 composition of matter and its use in the treatment of a wide range of cancers.

In April, 2012, Lorus announced the presentation of new preclinical data for LOR-253, at the AACR annual meeting. The data supports the treatment of lung and colon cancers with LOR-253 in combination with a variety of chemotherapy agents. The studies examined the anticancer activities of LOR-253, given in combination with approved anticancer agents, at different doses and schedules.  The preclinical data showed that initial treatment of non-small cell lung cancer (NSCLC) cells with chemotherapy drugs docetaxel, paclitaxel, or cisplatin, followed by treatment with LOR-253, had significant and synergistic anticancer activity compared to either drug given alone.  In animal studies, LOR-253 plus docetaxel showed significant efficacy against human NSCLC tumors when both drugs were administered at efficacious doses sequentially, compared to treatment with either agent alone at the same dose levels. Similar anticancer synergy was also seen in colon cancer cells when LOR-253 was combined with the chemotherapeutics oxaliplatin, CPT-11, or fluorouracil.  Each of these drugs are currently used for the treatment of colon cancer. In animal studies, LOR-253 plus oxaliplatin showed significant efficacy against human colon tumors when both drugs were administered sequentially, compared to either agent alone at the same dose levels.

In April, 2012, Lorus announced that the United States Patent and Trademark Office has allowed Lorus’ patent for LOR-253. The patent, which was originally set to expire in May 2026, was granted a patent term adjustment that extends the patent expiry date to February 2028.

In June, 2012 Lorus announced the addition of MD Anderson Cancer Center as a second site in the ongoing LOR 253 Phase I clinical trial, under the direction of Dr. Jennifer Wheler as the principal investigator. In addition, Lorus announced that the study had successfully completed the accelerated drug dose escalation stage (Stage 1), with further escalation under way in the non-accelerated dose escalation stage (Stage 2) for the purpose of determining the maximal tolerated dose level and recommended Phase II dose.  The addition of a second site expands patient availability for enrollment as the study is now in Stage 2. Upon completion of the final dose of this stage, the study will be further expanded to include biopsy-suitable patients for evaluating direct drug effects in the tumors.

LOR-500 program: potent and first-in-class small molecule anticancer agents with a novel target, MELK. Lorus’ research suggests that the MELK target is highly expressed in multiple cancers.

Immunotherapy

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer.  Lorus’ research suggests that immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively, it may stimulate the production of specific cancer fighting cells.

IL-17E: a novel immunotherapy based on stimulating anticancer properties of the immune system and by direct tumor cell killing. It has an excellent therapeutic index and is currently in preclinical development. Lorus owns the patents for the anti-cancer use of IL-17E.

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

In May, 2012, Lorus announced that it had entered into a global license with Genentech, a member of the Roche Group, in respect of the in-licensing of certain patents owned by Genentech for IL-17E.  Lorus believes that the Genentech license will enable Lorus to develop this program as a novel and exciting treatment for a large number of cancers.  See “License Agreement - Genentech”.

Other Technologies

In addition to its active pipeline programs, Lorus has two late-stage compounds, LOR-2040 and Virulizin. The intellectual property rights to Virulizin were sold in 2009 (see “Financial Strategy - Secured Convertible Debentures”) however Lorus retains certain rights to Virulizin which is partnered with Zor Pharma.  Lorus is seeking a potential partner for the further development of LOR-2040.

Lorus also has LOR-220, a novel small molecule with antimicrobial properties in the preclinical stage. LOR-220 has demonstrated antimicrobial activity with growth inhibition of Gram-positive bacteria including strains of methicillin-resistant S. aureus (MRSA), vancomycin-resistant E. faecalis (VRE), and Streptococcus pneumoniae, with minimal inhibitory concentration (MIC) values comparable to the newly introduced oxazolidinone & Linezolid, and potent in vitro and in vivo bactericidal activity.

Lorus does not plan to develop any of these other technologies using its own resources and as such these programs will only advance in the event Lorus is able to secure a partnership.

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

License Agreements

Genentech

The Company holds a non-exclusive license from Genentech to certain patent rights to develop and sub-license a certain polypeptide.  In consideration of the license the Company paid an upfront amount and could be required to pay additional milestones and royalties on sales.   The Company does not expect to make any milestone or royalty payments under this agreement in fiscal years ended May 31, 2013 or 2014, and cannot reasonably predict when such royalties will become payable, if at all.

University of Manitoba

The Company holds an exclusive worldwide license to certain patent rights relates specifically to antisense and related technologies described in patent applications that were pending at the time of the agreement with The University of Manitoba.  Subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba. In consideration for the exclusive license the University of Manitoba is entitled to an aggregate of 1.67% of the net sales received by Lorus from the sale of products or processes derived from the patent rights and 1.67% of all monies received by Lorus from sub-licenses of the patent rights.    We do not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2013 or 2014 if at all.

Collaboration Agreements

Zoticon Bioventures Inc.

In April 2008, Lorus signed an exclusive multinational license agreement with ZOR, a subsidiary of Zoticon Bioventures Inc. (“Zoticon”), a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.   In June 2009, Lorus assigned these rights to TEMIC in settlement of outstanding convertible debentures.  Lorus retained rights to 50% of royalties received by TEMIC as well as a right to 50% of consideration received in territories not covered by the Zor license agreement.

Other

From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended.  These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a product candidate.

Business Strategy

Our business strategy is based on the identification and development of novel therapies that are effective but with fewer side effects. In order to minimize single technology-related risks, we have adopted the following technology approaches:

•	Development of small molecules that recognize specific targets in cancer cells;

•	Immunotherapy using safe and efficacious products to stimulate the natural anticancer properties of the immune system.

In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each drug candidate throughout the pre-clinical and clinical development process and consider commercialization opportunities when appropriate.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive upfront and milestone payments as well as royalties from such partnerships, which will support continued development of our other product candidates.

In the next fiscal year, we intend to pursue partnerships and collaborations for our compounds and further the development of our promising pipeline.  More specifically, our main objectives are (i) to complete the Phase I clinical trial of our lead small molecule drug, LOR-253, and prepare for initiation of a Phase II clinical trial; (ii) to advance our pre-clinical product candidates IL-17E and LOR-500 derivative; and (iii) to secure partnership and financing alternatives in order to successfully continue our operations.

Financial Strategy

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity financings, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

June 2012 Private Placement
Subsequent to our fiscal year end of May 31, 2012, in June 2012, Lorus completed a private placement (the “Private Placement”) of 20,625,000 units at a subscription price of $0.32 per unit, each unit (in this section a “Unit”) consisting of one common share and one common share purchase warrant for gross proceeds to Lorus of $6,600,000.

Each warrant is exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45 (in this section, the “Warrants”). If after one year (in this section the “Accelerated Exercise Date”) the closing price of the common shares on the Toronto Stock Exchange equals or exceeds $0.90 for twenty consecutive days, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

PowerOne Capital Markets Limited acted as a finder in the financing and was paid a cash finder’s fee equal to 6% of the gross proceeds of the Private Placement and was issued 1,237,500 finder’s warrants at an exercise price of $0.32 each.  Each finder’s warrant is exercisable into Units consisting of 1,237,500 common shares and 1,237,500 Warrants.

August 2011 Unit Offering
On July 22, 2011, the Company filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Company (in this section  the "Units") at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000.  Each Unit consisted of one common share of Lorus (a "Common Share") and one common share purchase warrant of Lorus (in this section a "Warrant").  Each Warrant entitles the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (in this section the "Exercise Price").  If on any date (in this section the "Accelerated Exercise Date") the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

In connection with the Offering, Herbert Abramson, a director of the Company, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the "Securities") having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Offering, Lorus has issued 5.484 million Common Shares and 5.678 million Warrants including the broker warrants.  Mr. Abramson purchased 2.4 million Units as part of the Offering.

The total costs associated with the transaction were approximately $395 thousand which included the $25 thousand which represented the fair value of the brokers' services provided as part of the Offering.  Each such broker warrant is exercisable for one Unit at a price of $0.40 per Unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $609 thousand to the common share purchase warrants.

Deferred Share Unit Plan

As at May 31, 2012, 780 thousand deferred share units have been issued (May 31, 2011 - nil, June 1, 2010 - nil), with a cash value of $304 thousand representing the fair market value of the units as of May 31, 2012 (May 31, 2011 - nil, June 1, 2010 - nil) recorded in accrued liabilities.

Warrant Repricing

On November 29, 2011, shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5 day volume weighted average trading price on the Toronto Stock Exchange five days prior to approval plus a 10% premium.  The revised warrant exercise price is $0.28.  The Company calculated an increased value attributed to the warrants of $239 thousand related to the amendment.  This increase was calculated by taking the Black Scholes value of the warrants immediately before the amendment and immediately after the amendment.  There were 4.2 million warrants which were amended and of those 3.6 million are held by Mr. Abramson, a director of the Company

December 2010 Private Placement

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

Promissory Notes

Pursuant to the commitment letter (described under ‘August 2011 Unit Offering’ above) provided by Mr. Abramson, the Company has issued a grid promissory note to Mr. Abramson that allows us to borrow funds up to $1.8 million.  The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable in full on November 28, 2012.  The promissory note is subject to certain covenants which, if breached, could result in the promissory note becoming payable on demand. Lorus has not breached these covenants as of May 31, 2012 and has not received notice of any breach of these covenants by Mr. Abramson.  At May 31, 2012 $900 thousand has been drawn under the promissory note and on June 27, 2012, the note and all accrued interest was repaid.

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corp., a corporation affiliated with Mr. Abramson, to borrow $1 million.  The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at an annual rate of 10%. The principal and interest amount were due on October 14, 2010, and were fully repaid by the Company in November 2010.

In October 2009, the Company entered into a loan agreement with Mr. Abramson to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at an annual rate of 10%. The principal and interest was due in six months.  The principal amount of $1.0 million was applied to subscribe for units as part of the November 27, 2009 private placement described below and therefore the liability was discharged at that time.

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

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.  As of May 31, 2012, we owned or had rights to 31 issued patents and 19 pending patent applications worldwide.

Small Molecule

We have been issued ten patents and have fourteen pending patents worldwide for our in-house small molecules.  These patents cover composition of matter and method claims.

Immunotherapy

We have one issued and two  pending patents for our IL-17E immunotherapy program.

Other Therapies

We have 19 issued patents and three pending patents worldwide for our DNA-based therapeutics. These patents include composition of matter and method claims.

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

Employees

As at May 31, 2012, we employed 12 full-time persons and four part-time people in research and drug development and administration activities. Of our employees, four hold Ph.Ds.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans and employees can participate in the employee share purchase plan.  See Item 6.B - Compensation.

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

Competition with our products may include chemotherapeutic agents, monoclonal antibodies, antisense therapies, small molecules, vaccines and other biologics, and immunotherapies with novel mechanisms of action.  These drugs may kill cancer cells indiscriminately, or through a targeted approach, and some have the potential to be used in non-cancer indications.  We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target, including drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancer targets.  Cancer is a complex disease with more than 100 indications requiring drugs for treatment.  The drugs in competition with our drugs have specific targets for attacking the disease; targets which are not necessarily the same as ours.  These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.  Other factors that could render our products less competitive may include the stage of development, where competitors’ products may achieve earlier commercialization, as well as superior patent protection, better safety profile, or a preferred cost-benefit profile.

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

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products.  Biotechnology companies must establish the safety and efficacy of their new products in clinical trials, they must establish current Good Manufacturing Practice(s) and control over marketing activities before being allowed to market their products.  The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

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

In addition to the regulatory product approval framework, biotechnology companies, including Lorus, are subject to regulation under local, provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology industry.

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

In addition, all federally regulated trials must be approved and monitored by an independent committee of doctors, scientists, advocates and others to ensure safety and ethical standards.  These committees are called Institutional Review Boards (IRBs) or Ethics Review Boards (ERBs).  The review boards study and approve all study-related documents before a clinical trial begins and also carefully monitor data to detect benefit or harm, and validity of results.

Provided Health Canada does not reject a clinical trial application submission and IRB or ERB approval has been obtained, clinical trials can begin.  Clinical trials for product candidates to treat cancer are generally carried out in three phases.  Phase I involves studies to evaluate toxicity and ideal dose levels in humans.  The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of adverse side effects.  Phases II and III involve therapeutic studies.  In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat.  In Phase III, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug.  In Phase III, the effectiveness of the new drug is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a new drug has value, the manufacturer submits a new drug submission application to Health Canada for marketing approval.  The new drug submission contains all information known about the new drug, including the results of pre-clinical testing and clinical trials.  Information about a substance contained in new drug submission includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties.  The new drug submission also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labelling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug.  Furthermore, for biological products, an on-site evaluation is completed to assess the production process and manufacturing facility. It is required prior to the issuance of a notice of compliance.  All aspects of the new drug submission are critically reviewed by Health Canada. If a new drug submission is found satisfactory, a notice of compliance is issued permitting the new drug to be sold.  In Canada an Establishment license must be obtained prior to marketing the product.

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

Regulation in the United States

In the United States, the FDA controls the manufacture and sale of new drugs.  New drugs require FDA approval of a New Drug Application prior to commercial sale.  In the case of certain biological products, a Biological License Application must be obtained prior to marketing and batch releasing. To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required.  Such data are generated in studies conducted pursuant to an IND submission, similar to that required for a clinical trial application in Canada.  As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof.  In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients.  Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s current Good Manufacturing Practice regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing.   An establishment license grants the sponsor permission to fabricate, package, label, distribute, import, wholesale or test of the newly approved drug. A five-year period of market exclusivity for a drug comprising a new chemical entity is available to an applicant that succeeds in obtaining FDA approval of a new chemical entity, provided the active ingredient of the new chemical entity has never before been approved in an New Drug Application. During this exclusivity period, the FDA may not approve any abbreviated application filed by another sponsor for a generic version of the new chemical entity. To extend this market protection, especially important when the original patent may be close to expiration, new indications or dosage forms of previously approved drugs can receive new use or new clinical study exclusivity- up to a three-year period of market exclusivity. During this time, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication. For orphan drugs or biologics, a seven-year period exclusivity is granted to benefit the marketing of a drug, which treats rare diseases or conditions with less than 200,000 patients.

The FDA has “fast track” regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist.  “Fast track” designation affords early interaction with the FDA in terms of protocol design and eligibility for expedited review of New Drug Application.  It also permits, although it does not require, the FDA to issue marketing approval based on a surrogate endpoint (a measurement intended to substitute for the clinical measurement of interest, usually prolongation of survival) although the FDA will often require subsequent clinical trials or even post-approval efficacy studies).

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

Item 5.                 Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.           Operating Results

The following discussion should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended May 31, 2012 and the accompanying notes (the “Consolidated Financial Statements”) set forth elsewhere in this Annual Report. The Consolidated Financial Statements, and all financial information discussed below, have been prepared in accordance with IFRS as published by the International Accounting Standards Board (IASB).  All amounts are expressed in Canadian dollars unless otherwise noted. In this Management’s Discussion and Analysis, “Lorus”, the “Company”, “we”, “us” and “our” each refers to Lorus Therapeutics Inc. both before and after the Arrangement Date.

Overview

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to a completed Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and improved patient quality of life lies in drugs that are not only effective with minimal side effects, but also approach the treatment of cancer in novel ways through drugs that offer a unique mechanism of action.  Many drugs currently approved for the treatment and management of cancer are toxic with often limiting side effects, especially when used in combination. We therefore believe that a product development plan based on novel, effective drugs with minimal potential for toxicity alone or in combination will have broad applications in cancer treatment.

Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are small molecules, immunotherapeutics, and antisense.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon positive results, successfully commercialize our products on a global or regional basis.  Our objective is to receive upfront and milestone payments as well as sales royalties from such partnerships, which will support continued development of our other product candidates.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our net loss and comprehensive loss for the year ended May 31, 2012 decreased to $4.6 million ($0.23 per share) compared to $5.0 million ($0.38 per share) for the year ended May 31, 2011.  The decrease in net loss and other comprehensive loss for the year ended May 31, 2012 compared with the prior year is due primarily to lower research and development costs of $348 thousand resulting from no further spending on the LOR-2040 development plan in the current year.

We utilized cash of $2.4 million in our operating activities in the year ended May 31, 2012 compared with $5.8 million in the prior year.  The decrease in the current year is the result of lower spending combined with higher accounts payable, accrued liabilities and promissory note payable balances in the current year.

At May 31, 2012, we had cash and cash equivalents of $320 thousand compared to $911 thousand at May 31, 2011 and $667 thousand at June 1, 2010. Subsequent to year end we completed a private placement raising $6.6 million in gross proceeds which will be available for use in Fiscal 2013.  In connection with the private placement the Company paid a cash finders fee equal to 6% of the gross proceeds of the private placement and issued 1,237,500 finder’s warrants (exercisable into units) at an exercise price of $0.32 each.  Following the offering the Company repaid all outstanding promissory notes and no longer has any liabilities outside of accounts payable and accruals.

The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, and other current assets less current liabilities) at May 31, 2012 was a deficiency of $2.1 million as compared to $140 thousand at May 31, 2011.

Selected Annual Financial Data

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited Consolidated Financial Statements for the year ended May 31, 2012, which are prepared in accordance with IFRS.

Consolidated Statements of Loss and Comprehensive Loss Years ended May 31,
(amounts in Canadian 000's except for per common share data)	2012	2011
REVENUE	$-	$-

EXPENSES
Research and development	2,170	2,518
General and administrative	2,430	2,420
Operating expenses	4,600	4,938
Finance expense	20	71
Finance income	(6)	(14)
Net finance expense (income)	14	57
Net loss and total comprehensive loss for the year	4,614	4,995
Basic and diluted loss per common share	$0.23	$0.38
Weighted average number of common shares
outstanding used in the calculation of:
Basic and diluted loss per share	20,260	13,157
Total Assets	$668	$1,398
Total Long-term liabilities	$-	$-

Recent Accounting Pronouncements Adopted - IFRS

2012

Effective June 1, 2011 the Company adopted International Financial Reporting Standards (IFRS) as issued by the IASB.  The effects of the conversion from Canadian GAAP to IFRS are identified in Note 16 "Transition To IFRS" of our consolidated financial statements for year ended May 31, 2012 included in Item 18.

2011

There were no new accounting policies adopted in the fiscal year ended May 31, 2011 under Canadian GAAP.

Critical Accounting Policies

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures in accordance with the transition to IFRS. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the board of directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Annual Report. Other important accounting polices are described in note 3 to the Consolidated Financial Statements included in Item18 of this Annual Report.

Determination of impairment of goodwill and equipment

Under IAS 36, Impairment of Assets ("IAS 36"), the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a cash-generating unit ("CGU") that is subject to impairment testing. The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use. The carrying amounts of the Company's non-financial assets including equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing carrying values and impairment of non-financial assets, including goodwill and equipment, management makes judgments in determining recoverable amounts. Due to the development stage of the Company there is a significant amount of subjectivity when estimating future cash flows and applying a discount to any cash flow model. Changes in these estimates could have a significant impact on the valuation of these non-financial assets.

Valuation of contingent liabilities

The Company utilizes considerable judgment in the measurement and recognition of provisions and the Company's exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against the Company may be successful. The Company must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

Valuation of tax accounts

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company is accumulating tax loss carryforward balances creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years, prior year research and development expenses, and investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

Valuation of share-based compensation and share purchase warrants

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and share purchase warrant behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

Recent Accounting Pronouncements Yet To Be Adopted - IFRS

Please refer to note 3 (n) of the Company’s financial statements located at Item 18 for details related to accounting pronouncements not yet adopted.

Recent Accounting Pronouncements Yet To Be Adopted - U.S. GAAP

The Company no longer prepares reports under U.S. GAAP following the adoption of IFRS.

Operating Results

Research and Development

Research and development expenses totaled $2.2 million in the year ended May 31, 2012 compared to $2.5 million during the prior year.  Research and development expenses consist of the following:
	2012	2011
Program costs (see below)	$1,900	2,298
Deferred share unit costs	91	─
Stock-based compensation	146	146
Depreciation of equipment	33	39
	$2,170	2,518

Program costs by program:
	2012	2011
Small molecule program	$1,900	1,672
Immunotherapy	─	─
RNA-targeted therapies	─	626
	$1,900	2,298

The decrease in research and development expenses is attributable to a reduction in program spending to $1.9 million compared with $2.3 million in the prior year.  The decrease from the prior year is due to no further spending on our RNA-targeted therapies, compared with $626 thousand in the prior year.  This reduction is offset by higher resources allocated to the development of our small molecule program, in particular the ongoing  Phase I clinical trial for LOR-253 and the LOR-500 discovery program.  The reduction in program expenditures is offset by higher deferred share unit costs which represent the fair value of units allocated to research and development expense issued in March 2012.  No deferred share units were issued or outstanding in the year ended May 31, 2011.

General and Administrative

General and administrative expenses totaled $2.4 million for the year ended May 31, 2012 compared to $2.4 million in the prior year.  General and administrative expenses consisted of the following:

	2012	2011
General and administrative excluding salaries	$1,240	1,354
Salaries	605	747
Deferred share unit costs	213	─
Stock-based compensation	361	302
Depreciation of equipment	11	17
	$2,430	2,420

General and administrative expenses excluding salaries decreased during the year ended May 31, 2012 compared with the prior year. This decrease is mainly attributable to expenses related to a terminated financing incurred during the year ended May 31, 2011 offset by higher legal costs during the current year associated with corporate and licensing activities.  Salary expenses decreased in the year ended May 31, 2012 compared with the prior year due to headcount reductions in the current year.  Deferred share unit costs incurred in the current year relate to the fair value of units allocated to general and administrative expense issued in March 2012. No deferred share units were issued or outstanding in the year ended May 31, 2011.

Finance Expense
Finance expense totaled $20 thousand for the year ended May 31, 2012 compared with $71 thousand for the prior year.  Finance expense incurred in the current year relates to amounts drawn on the $1.8 million related party promissory note at a rate of 10% described below.  The balance at May 31, 2012 of $900 thousand was repaid subsequent to year end.  Finance expense in the prior year relates to interest accrued at a rate of 10% on the related party promissory notes repaid in November 2010 (described under ‘Promissory Notes’ and ‘Rights Offering’).

Finance Income
           Finance income totaled $6 thousand in the year ended May 31, 2012, compared to $14 thousand in the same period in the prior year.  Finance income represents interest earned on our cash and cash equivalent balances and the decrease in finance income during the current year is the result of a lower average cash and cash equivalents balance throughout the year ended May 31, 2012 compared with the prior year.

Net loss and total comprehensive loss for the year
          Our net loss and total comprehensive loss for the year ended May 31, 2012 was $4.6 million ($0.23 per share) compared to $5.0 million ($0.38 per share) in the year ended May 31, 2011.  The decrease in net loss and total comprehensive loss of $381 thousand in the year ended May 31, 2012 compared with the prior year is due primarily to a reduction in research and development expenses of $348 thousand in the current year.  The decrease in research and development costs is due to reduced program expenditures relating to no further spending on our RNA-Targeted Therapies.  In the prior year we incurred costs related to the development of a Phase III clinical trial protocol.  The spending on our RNA-Targeted Therapies was partially redirected by higher resources allocated to the development of our small molecule program, including the LOR-253 Phase 1 clinical trial currently underway as well as the LOR-500 discovery program.

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

Research and development expenditures have been consistent over the past eight quarters with increased activity in the quarter ended February 28, 2011 resulting from the initiation of the Phase I clinical trial for LOR-253 and associated activities. Expenditures were lower in the quarter ended May 31, 2012 due to income tax credits earned.

The increased general and administrative costs in the quarter ended November 30, 2011 is due to one time stock option grants and cancellations during the quarter which resulted in higher than normal options expense. Increased expense in the quarter February 28, 2011 was due to one time stock option expense related to a large tranche of options with partially immediate vesting.

Cash used in operating activities fluctuates significantly due primarily to increases and decreases in the accounts payables, accrued liabilities and promissory notes payable balances.  The positive amount of cash used in operating activities during the quarter ended May 31, 2012 was due to cash provided from short-term promissory notes advanced during the quarter in excess of cash outflows during the quarter.

		Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1
(Amounts in 000’s except for per common share data)	May 31, 2012		Feb 29, 2012		Nov 30, 2011		Aug 31, 2011		May 31, 2011		Feb 28, 2011		Nov. 30, 2010		Aug. 31, 2010

Revenue	$	―	$	―	$	―	$	―	$	―	$	―	$	―	$	―
Research and development expense		391		543		648		588		536		847		621		514
General and administrative expense		605		479		811		535		545		701		556		618
Net (loss)		(1,013)		(1,023)		(1,457)		(1,121)		(1,077)		(1,542)		(1,220)		(1,156)
Basic and diluted net (loss) per share		$(0.05)		$(0.05)		$(0.07)		$(0.06)		$(0.07)		$(0.10)		$(0.11)		$(0.12)
Cash used in operating activities		$217		$(740)		$(811)		$(1,077)		$(926)		$(1,676)		$(2,560)		$(661)
Earnings per share (“EPS”) are shown as reported as per the quarterly published Consolidated Financial Statements.  Share issuances during the second quarter result in different weighted average share numbers each quarter and as such the quarterly EPS will not total the annual EPS.

Outstanding Share Data

As at September 26, 2012, the Company had 42.3 million common shares issued and outstanding.  In addition, as of September 26, 2012, there were 3.4 million common shares issuable upon the exercise of outstanding stock options and 27 million common shares issuable upon the exercise of common share purchase warrants priced at $0.45 and expiring June 2014 and August 2016.

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

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

Pursuant to the commitment letter (described under Promissory Notes Payable) the Company has issued a grid promissory note to Mr. Herbert Abramson (“Mr. Abramson”) a director of the Company that allows Lorus to borrow funds up to $1.8 million.  The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable on November 28, 2012.  As at May 31, 2012, the Company had borrowed $900 thousand under the promissory note.

The loan and all accrued interest was repaid by the Company on June 27, 2012.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2011.

Deferred Share Unit Plan

As at May 31, 2012, 780 thousand deferred share units have been issued (May 31, 2011 - nil, June 1, 2010 - nil), with a cash value of $304 thousand representing the fair market value of the units as of May 31, 2012 (May 31, 2011 - nil, June 1, 2010 - nil) recorded in accrued liabilities.

Unit Financing

On July 22, 2011, Lorus filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Company (the "Units") at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000.  Each Unit consisted of one common share of Lorus (a "Common Share") and one common share purchase warrant of Lorus (a "Warrant").  Each Warrant entitles the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the "Exercise Price").  If on any date (the "Accelerated Exercise Date") the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

In connection with the Offering, Mr. Abramson, a director of Lorus, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the "Securities") having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Offering, Lorus has issued 5.5 million Common Shares and 5.5 million Warrants.  Mr. Abramson purchased 2.4 million Units as part of the Offering.

The total costs associated with the transaction were approximately $395 thousand which included the $25 thousand which represented the fair value of the brokers' services provided as part of the Offering.   Each broker warrant is exercisable for one Unit at a price of $0.40 per Unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $609 thousand to the common share purchase warrants.

Warrant Repricing

On November 29, 2011, shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5 day volume weighted average trading price on the Toronto Stock Exchange five days prior to approval plus a 10% premium.  The revised warrant exercise price is $0.28.  The Company calculated an increased value attributed to the warrants of $239 thousand related to the amendment.  This increase was calculated by taking the Black Scholes value of the warrants immediately before the amendment and immediately after the amendment.  There were 4.2 million warrants which were amended and of those 3.6 million are held by Mr. Abramson, a director of the Company

December 2010 Private Placement

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

Promissory Notes

Pursuant to the commitment letter (described under ‘Unit Offering’ above) provided by Mr. Abramson, the Company has issued a grid promissory note to Mr. Abramson that allows us to borrow funds up to $1.8 million.  The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable in full on November 28, 2012.  The promissory note is subject to certain covenants which, if breached, could result in the promissory note becoming payable on demand. Lorus has not breached these covenants as of May 31, 2012 and has not received notice of any breach of these covenants by Mr. Abramson.  At May 31, 2012 $900 thousand has been drawn under the promissory note and on June 27, 2012, the note and all accrued interest was repaid.

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corp., a corporation affiliated with Mr. Abramson, to borrow $1 million.  The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at an annual rate of 10%. The principal and interest amount were due on October 14, 2010 and in August 2010 the due date was extended a further three months.  This note was repaid at November 30, 2010.

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

Cash Position

At May 31, 2012, we had cash and cash equivalents and short-term investments totaling $320 thousand compared to $911 thousand at May 31, 2011. Subsequent to year end we completed an equity offering of 20,625,000 units, each unit consisting of one common share and one common share purchase warrant, (described below under “Subsequent Events”) which will provided  us with $6.6 million in gross proceeds. Subsequent to the equity offering, 396,500 common share purchase warrants related to the August 2011 public offering were exercised for gross proceeds of $178 thousand.  We invest in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash, cash equivalents, short-term investments and other current assets less current liabilities) at May 31, 2012 was a deficiency of $2.1 million as compared to $140 thousand at May 31, 2011.

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

           As discussed above, management has forecast that our current level of cash, cash equivalents, including the proceeds described under “Subsequent Events” will be sufficient to execute its current planned expenditures for the next nine to twelve months without further investment. We intend to continue to pursue additional funding and partnership opportunities to execute our planned expenditures in the future, but there can be no assurance that sufficient capital will be available to enable us to meet these continuing expenditures, or if the capital is available, that it will be available on terms acceptable to us. If we are unable to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is substantial doubt as to whether we will be able to continue as a going concern and realize our assets and pay our liabilities as they fall due, in which case investors may lose their investment.

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

Subsequent Events

On June 8, 2012, the Company completed a private placement whereby we issued 20,625,000 units consisting of one common share and one common share purchase warrant at a price of $0.32 for gross proceeds of $6.6 million. Each common share purchase warrant is exercisable for a period of 24 months from the date of issuance. If after one year the closing price of the common shares on the Toronto Stock Exchange equals or exceeds $0.90 for twenty consecutive days, then the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of the common share purchase warrants. In connection with the private placement the Company paid a cash finder's fee equal to 6% of the gross proceeds of the private placement and issued 1,237,500 finder's warrants (exercisable into units) at an exercise price of $0.32 each.

On June 27, 2012, the Company repaid the $900 thousand principal and all accrued interest on the outstanding promissory note (discussed below).

In June 2012, 396,500 common share purchase warrants related to the August 2011 public offering (discussed below) were exercised for gross proceeds of $178 thousand.

On August 3, 2012, the Board of Directors issued 1.8 million stock options to Directors, officers and employees at an exercise price of $0.48 which was the closing price of the Companys stock on the Toronto Stock Exchange on August 2, 2012.  These options will be accounted for in the first quarter of fiscal 2013.

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

E.           Off-balance sheet arrangements

As at May 31, 2012, we have not entered into any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

(In thousands)
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating leases	$127	$13	$5	$ -	$145

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of May 31, 2012 no amounts have been received by the Company relating to these licensing agreements and therefore, no amounts are owing and the amount of future fees is not determinable.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of May 31, 2012, no amounts were owing and the amounts of future fees payable to the consultants are not determinable.

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial.  These contracts could result in future payment commitments of approximately $1.4 million.  Of this amount $439 thousand has been paid and $70 thousand has been accrued as at May 31, 2012 (May 31, 2011 - $165 thousand paid and $83 thousand accrued).  The payments will be based on services performed and amounts maybe higher or lower based on actual services performed.

As at May 31, 2012, we have not entered into any off- balance sheet arrangements.

Indemnification
On July 10, 2007, Lorus completed a plan of arrangement and corporate reorganization whereby the assets and liabilities of Lorus were transferred from one corporate entity ("Old Lorus") into a new corporate entity which continued to operate as Lorus Therapeutics Inc. Under the arrangement, the Company agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

i.
prior to, at or after the effective time of the arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

ii.
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the arrangement; and

iii.	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

The Company recorded a liability of $100 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2012. There have been no claims on this indemnification to date.

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee the members of each such committee are shown below.  As at May 31, 2012, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 9.4 million common shares or approximately 44% of our outstanding common shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since

Herbert Abramson(1)(3) Ontario, Canada	Director	July 2007

Dr. Denis Burger(1)(2) Oregon, United States	Director	September 2007

Dr. Mark Vincent(3) Ontario, Canada	Director	September 2007

Warren Whitehead(1) Ontario, Canada	Director	April 2011

Dr. Jim A. Wright(2) Ontario, Canada	Chairman, Director, former President and Chief Executive Officer	October 1999

Dr. Aiping H. Young Ontario, Canada	President and Chief Executive Officer, Director	October 1999(4)

Elizabeth Williams Ontario, Canada	Acting Chief Financial Officer and Director of Finance	November 2005

Dr. Yoon Lee Ontario, Canada	Vice President Research	May 2008

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

Dr. Denis Burger:  Dr. Burger is currently the executive Chairman of BioCurex, Inc.  Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc, an Oregon based biotechnology company from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon.  Dr. Burger received his MSc and PhD in Microbiology and Immunology from the University of Arizona. Dr. Burger is also currently on the Board of Trinity Biotech plc. and BioCurex, Inc.

Dr. Mark Vincent: Dr. Mark Vincent is a Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program.   Dr. Vincent is also the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.

Dr. Jim Wright:  Dr. Wright is presently Chief Executive Officer of NuQuest Bio Inc. since 2006 and until 2005 was Professor in the Faculties of Science and Medicine at the University of Manitoba.  As of July 1, 2010, Dr. Wright accepted a position as an Adjunct Professor in the Department of Biochemistry and Biomedical sciences at McMaster University.  Dr. Wright co-founded GeneSense Technologies Inc. in 1996, and served as Lorus' President, Chief Scientific Officer and a member of the Board of Directors in October 1999 on a merger with GeneSense.  In September 2006, he stepped down as the President and Chief Executive Officer of Lorus.

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

Summary Compensation Table

Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year	Salary ($)	Share-based awards(2) ($)	Option-based awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans	Total Compensation ($)

Dr. Aiping Young President and Chief Executive Officer	2012 2011	337,334 342,819	304,200 N/A	49,500 644,711	Nil 127,845	Nil Nil	691,034 1,115,375
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	2012 2011	68,923 66,322	N/A N/A	27,238 54,385	Nil 808	Nil Nil	96,161 120,707
Dr. Yoon Lee Vice President Research	2012 2011	138,071 135,405	N/A N/A	27,983 61,183	Nil 25,599	Nil Nil	166,054 221,187
(1) In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 123-125%; (iii) risk-free interest rate of 1.5%; and (iv) no dividend yield.

(2) During the year 780,000 Deferred Share Units were issued to Dr. Aiping Young.  The fair value of these DSUs was $304,200 at May 31, 2012.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)(1)	All Other Compensation ($)

Dr. Aiping Young President and Chief Executive Officer	2012 2011	337,334 342,819	Nil 127,845	Nil Nil	275,000 784,400	304,200 Nil
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	2012 2011	68,923 66,322	Nil 808	Nil Nil	162,000 62,015	Nil Nil
Dr. Yoon Lee Vice President, Research	2012 2011	138,071 135,405	Nil 25,599	Nil Nil	167,000 66,725	Nil Nil

(1)	Number of stock options granted during fiscal 2012. These options were granted on November 29, 2011 and March 29, 2012 at a price of $0.215 and $0.18 respectively and have a ten-year life.

Directors’ Compensation

The following table details the compensation received by each director for the fiscal year ended May 31, 2012:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	All Other Compensation ($)	Total Compensation ($)
Mr. Herbert Abramson	34,500	Nil	6,425	Nil	40,925
Dr. Denis Burger	38,500	Nil	19,150	Nil	57,650
Dr. Mark Vincent	27,500	Nil	6,425	Nil	33,925
Mr. Warren Whitehead	32,500	Nil	3,594	Nil	36,094
Dr. Jim Wright	53,500	Nil	99,125	Nil	152,625

(1)
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 123-125%; (iii) risk free interest rate of 1.5%; and (iv) no dividend yield.

During the fiscal year ended May 31, 2012, each director who was not an officer of the Corporation was entitled to receive 15,000 stock options (the Chair received 30,000) and, at his election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation committee meetings.  During the year ended May 31, 2012 the Chair was granted an additional 525,000 options and the directors, in aggregate, an additional 156,000 options.  These grants were one time option grants.  Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members (including the Chair) receive $500 for meetings held via conference call. There have not been any changes to the fees from the prior year.  Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.  Executive directors are not entitled to directors’ compensation or reimbursement of travel expenses.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans - Directors’ and Officers’ Deferred Share Unit Plan”.  None of our directors participated in this plan in the years ended May 31, 2012 or 2011.

Management Contracts

Under the employment agreement with President and Chief Executive Officer of the Corporation, Dr. Aiping Young, dated September 21, 2006, Dr. Young’s salary for fiscal 2012 was $330,000. This agreement provides for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. If within 36 months of a change of control of Lorus, Dr. Young’s employment is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years of her basic salary plus one month’s salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).

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

Under the employment agreement with Director of Finance of the Corporation, Ms. Elizabeth Williams, dated May 31, 2004, Ms. Williams’ salary for fiscal 2012 was $67,000. Ms. Williams currently provides services on a part-time basis.  This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended to the Board by the Chief Executive Officer. Ms. Williams is entitled to four weeks of paid vacation, prorated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Vice President of Research of the Corporation, Dr. Yoon Lee, dated May 5, 2008, Dr. Lee’s salary of for fiscal 2012 was $135,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months. Dr. Lee reports to the Chief Executive Officer. The bonus and options allocation of the Vice President of Research is as recommended to the Board by the Chief Executive Officer. Dr. Lee is entitled to five weeks of paid vacation, prorated to reflect a period of employment less than a full calendar year.

Salary and bonus amounts for each of the Named Executive Officers paid during the fiscal year 2012 were as set out in the Summary Compensation Table above.

Equity Compensation Plans

The following table sets forth certain details as at the end of the fiscal year ended May 31, 2012  with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options (a)		Weighted- average exercise price of outstanding options (b)	Number of Common shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total Stock Options outstanding and available for Grant (a) + (c)
Plan Category	Number	% of Common shares outstanding		Number	% of Common shares outstanding	Number	% of Common shares outstanding

Equity compensation plans approved by Shareholders	1,611,835	7.6%	$0.44	1,572,377	7.4%	3,184,212	15%

Stock Option Plans

The stock option plans were established to advance the interests of Lorus by:

•	Providing Eligible Persons (as defined below) with additional incentives;

•	Encouraging stock ownership by Eligible Persons;

•	Increasing the interest of Eligible Persons in the success of Lorus;

•	Encouraging Eligible Persons to remain loyal to Lorus; and

•	Attracting new Eligible Persons to Lorus.

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

The 1993 Plan
Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries (“Eligible Persons”). The total number of options issued under the 1993 Plan is 2,749. This represents 0.00% of the Company’s issued and outstanding capital as at October 28, 2011. There were no further option grants made under the 1993 Plan after November 2003. Therefore, no further options are issuable under the 1993 Plan. The total number of common shares issuable under actual grants pursuant to the 1993 Plan is 2,749, being 0.00% of the Company’s issued and outstanding capital as at May 31, 2012.

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

The 2003 Plan
Under the 2003 Plan, options may be granted to Eligible Persons. At May 31, 2012, the total number of options outstanding under the 2003 Plan is 1,609,086, representing 7.6% of the Corporation’s issued and outstanding capital. Options to purchase up to an additional 1,572,377 common shares, being 7.4% of common shares issued and outstanding, remain available for grant under the 2003 Plan. The total number of common shares issuable under the 2003 Plan is 3,184,212. This represents 15% of the Corporation’s issued and outstanding capital as at May 31, 2012. The total number of options issued under the 2003 Plan combined with those issued under the 1993 Plan and shares issued under the Alternative Compensation Plan (discussed below) will not exceed 15% of the common shares issued and outstanding at any time.

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

During the period June 1, 2011 to May 31, 2012, options to purchase 1,538,000 common shares were granted under the 2003 Plan at exercise prices between $0.185 and $0.21 per common share. During the year ended May 31, 2012, we granted options to employees, other than executive officers of the Corporation, to purchase 163,000 common shares, being 10.5% of the total incentive stock options granted during the year to employees, executive officers and directors.

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

For the year fiscal ended May 31, 2012, a total of 14,120 common shares had been purchased by employees under the ESPP at prices per share between $0.26 and $0.15 per common share and a weighted average purchase price of $0.20. During the year ended May 31, 2012, under the ESPP, Named Executive Officers, as a group, did not purchase any shares pursuant to the ESPP.

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

As at May 31, 2012, 780,000 deferred share units have been issued with a cash value of $304 thousand representing the fair market value of the units as of May 31, 2012.

Option Grants During Fiscal Year 2012

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the fiscal year ended May 31, 2012:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. Aiping Young President and Chief Executive Officer	275,000	18%	$0.215	$0.215	November 28, 2021
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	100,000(1) 62,000	7% 4%	$0.215 $0.18	$0.215 $0.18	November 28, 2021 March 8, 2022
Dr. Yoon Lee Vice President, Research	100,000(1) 62,000	7% 4%	$0.215 $0.18	$0.215 $0.18	November 28, 2021 March 8, 2022

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

Incentive Compensation Plans

Outstanding Share-Based Awards and Option-Based Awards
The following table shows all awards outstanding to each Named Executive Officer as at May 31, 2012:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Dr. Aiping Young	275,000	0.215	November 28, 2021	48,125
Ms. Elizabeth Williams	100,000(2) 62,000	0.215 0.18	November 28, 2021 March 8, 2022	17,500 13,020
Dr. Yoon Lee	100,0002) 67,000	0.215 0.18	November 28, 2021 March 8, 2022	17,500 14,070l

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options at the end of the fiscal year ($0.39), and the exercise price of the options.

(2)
These options granted to the Named Executive Officers during the year ended May 31, 2012 vest contingently upon the achievement of corporate objectives that the Compensation Committee has deemed to be the value drivers of shareholder value.  These stock options vest 50% upon the achievement of the stated objectives, 25% on the next anniversary and 25% on the second anniversary.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2012 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2012 ($) Exercisable/Unexercisable

Dr. Aiping Young President and Chief Executive Officer Former Chief Operating Officer	Nil	Nil	137,500/137,500	24,063/24,063
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	50,000/112,000	8,750/21,770
Dr. Yoon Lee Vice President, Research	Nil	Nil	50,000/117,000	8,750/22,820

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

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

The members of these committees currently and during the 2012 fiscal year are as follows:

Audit Committee:	Denis Burger, Herbert Abramson, Warren Whitehead
Nominating and Corporate Governance Committee:	Herbert Abramson, Mark Vincent
Compensation Committee:	Denis Burger, Jim Wright

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. From October 2, 2008 to present, the Compensation Committee is comprised of Mr. Burger and Mr. Wright. Mr. Burger is chair of the Compensation Committee. The Compensation Committee met four times during the fiscal year ended May 31, 2012.

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

The market for biotechnology companies in the development phase has been extremely challenging throughout fiscal 2012 and it has been negatively impacted further by the deterioration of the capital markets late in calendar 2008 and continuing to the present.  The Compensation Committee has taken these factors into consideration when recommending the compensation for Named Executive Officers and focuses the assessment on achievement of the corporate objectives described below as being the key value drivers of the Corporation.

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

For each executive officer, during the fiscal year ended May 31, 2012, the potential annual cash bonuses range from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved. There was no bonus paid during the fiscal year ended May 31, 2012.

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

The number options granted for executives of Lorus for the[2012 fiscal year was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the common shares on the TSX on the last trading day prior to the date of grant. Options to purchase common shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The granting of options to purchase common shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

Performance Metrics
The performance of the President and Chief Executive Officer and other Named Executive Officers for the 2012 financial year was measured in the following areas:

1.	Maximizing the value of LOR-253;

2.	Maximizing the value of LOR-500;

3.	Establishing at least one corporate partnership; and

4.	Equity financing to establish at least one year of cash.

Each of the above is weighted at 30%, 15%, 30% and 25% respectively in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. Based on these criteria the Board assigned an achievement of 97%. Incentive compensation related to the attainment of these objectives will be paid in fiscal 2013. Similar performance metrics were established for the year ending May 31, 2013 based on the approved business plan for the current year.

Audit Committee

The current members of the Audit Committee are Herb Abramson, Denis Burger and Warren Whitehead.  Mr. Warren Whitehead is the Chairman of the Audit Committee and has been appointed as the Financial Expert.  Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Abramson, Burger and Whitehead are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation.  Mr. Abramson is the chairman and portfolio manager of two investment management companies and is educated and experienced in reading and analyzing financial statements.  Mr. Burger, in his previous position as Chairman and CEO of AVI Biopharma, is educated and experienced in reading and analyzing financial statements.  Mr. Abramson sits on the Audit Committee of a publicly listed mining company.   Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies.  Mr. Whitehead is a Certified Management Accountant and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc. Additionally, we believe that Mr. Whitehead and Mr. Burger qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

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

D.           Employees

As at May 31, 2012, we employed 12 full-time persons and four part-time people in research and drug development and administration activities. Of our employees, six hold Ph.Ds.  All employees work at the Company’s primary location.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans and employees can participate in the employee share purchase plan.

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

E.           Share Ownership

The following table sets forth information regarding beneficial ownership of our common shares as of May 31, 2012, by our executive officers and directors individually and as a group.

					Options to Purchase Shares
	Number of Shares	Warrants(1)	Total Number of Shares Beneficially Owned	Percentage of Shares Outstanding (+)	Number of Underlying Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range- Year)

Dr. Aiping H. Young	221,584	125,000	346,584	1.61%	275,000	$0.215	2021
Ms. Elizabeth Williams	427	Nil	427	0.00%	162,000	$0.18-0.215	2021-2022
Dr. Yoon Lee	Nil	Nil	Nil	Nil	167,000	$0.18-0.215	2021-2022
Dr. Jim A. Wright(3)	214,300		214,300	1.0%	555,000	$0.18-0.215	2021-2022
Mr. Herbert Abramson(2)	8,938,041	2,444,500	11,382,541	48.1%	40,000	$0.18-0.215	2021-2022
Dr. Denis Burger	51,987	Nil	51,987	0.2%	115,000	$0.18-0.215	2021-2022

Dr. Mark Vincent	Nil	Nil	Nil	Nil	40,000	$0.18-0.215	2021-2022
Mr. Warren Whitehead	Nil	Nil	Nil	Nil	21,000	$0.18-0.215	2021-2022
All directors and executive officers as a group	9,426,439	2,569,500	11,995,939	50.9%	1,375,000	$0.18-0.215	2021-2022

(1)
Warrants to purchase common shares were acquired pursuant to a unit offering completed in August 2011.  Each warrant represents the right to acquire a common share at an exercise price of $0.45. These warrants will expire in August 2016.

+ Calculated on a partially diluted basis excluding stock options.

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

Name of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Herbert Abramson	11,382,541 (2)	48.1%
Susan Sweeney Hermon	878,199(3)	4.1%
High Tech Beteiligungen GmbH & Co. KG High Tech Private Equity GmbH ConPharm Anstalt Georg Ludwig	1,212,083 (4) (5)	5.7%
The Erin Mills Investment Corporation	720,932 (4) (6)	3.4%
1346049 Ontario Limited	1,304,486(7)	6.1%

(1) Based on 21,228,081 common shares outstanding as of May 31, 2012 and assuming exercise of owners warrants only.

(2) As reported in a Schedule 13D, dated December 19, 2011, filed jointly by Herbert Abramson and Technifund Inc., Mr. Abramson, a director of the Company, may be deemed to beneficially own 14,997,800 common shares, of which 13,638,602 common shares (including warrants exercisable into 5,718,892 common shares and options exercisable into 15,000 common shares) were held by Mr. Abramson directly and 1,359,198 common shares (including warrants exercisable into 325,867 common shares) were held by Technifund Inc. directly.  According to the Schedule 13D, Mr. Abramson exercises sole voting and dispositive power over the shares held by him and Technifund Inc., and Technifund Inc. exercises sole voting and dispositive power over the shares held by it.  For a further discussion of transactions involving Mr. Abramson and his affiliated group, see Item 7.B - “Related Party Transactions” below.

In May 2012, 3,600,258 of the warrants reported above expired unexercised.  The Company has removed the expired warrants for disclosure purposes.

(3) As reported in a Schedule 13G, dated February 7, 2011, filed by William Richard Hermon, Mr. Hermon may be deemed to beneficially own 1,388,644 common shares (including an aggregate of 478,704 common shares issuable upon the exercise of common share purchase warrants), of which 699,966 ordinary shares were held by Mr. Hermon directly; 24,185 ordinary shares were held by Mr. Hermon’s father, John Herman; 50,250 ordinary shares were held by Gullrock Investments Inc. (“Gullrock”) directly; 6,000 ordinary shares were held by Globus Precision Inc. (“Globus”) directly; and 607,973 ordinary shares were held by Ficor Resources Inc. (“Ficor”) directly.  According to the Schedule 13G, Mr. Hermon exercises sole voting and dispositive power over shares held by each of himself, his father, Gullrock, Globus and Ficor.

As reported on Schedule 13G, dated November 25, 2011, the common shares reported above were previously reported by William Richard Hermon, who passed away on November 25, 2011, at which time Susan Sweeney Hermon acquired beneficial ownership or voting or dispositive power over the common shares. As of November 25, 2011, the Susan Sweeney Hermon’s aggregate beneficial ownership of common shares, including an aggregate of 375,510 common shares issuable upon the exercise of common stock warrants, was 1,078,709 shares.  Of this amount, 201,454 common shares were held by William Richard Hermon directly; 720,735 common shares were held by the Estate of William Richard Hermon (the “Estate”) directly; 150,520 common shares were held by Gullrock Investments Inc. (”Gullrock”) directly; and 6,000 common shares were held by 3780694 Canada Inc. (“3780694”) directly.  The foregoing amounts include: 87,863, 223,517, 62,630, and 1,500 shares issuable upon the exercise of common stock warrants owned by Susan Sweeney Hermon, the Estate, Gullrock, and 3780694, respectively.

In May 2012, 200,510 warrants expired unexercised.  The Company has removed the expired warrants for disclosure purposes.

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

In July 2006, Lorus entered into a share purchase agreement with High Tech to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million.  Subsequent to that transaction, High Tech indirectly acquired an additional 290,000 common shares.  High Tech also acquired 7.3 million common shares and 3.6 million warrants to purchase common shares at an exercise price of $0.18 pursuant to the August 2008 rights offering; the warrants expired on August 7, 2010.

For disclosure purposes the Company has removed the expired 3.6 million warrants from the holdings of High Tech.

 (6) As reported in a Schedule 13G, dated March 3, 2009, filed by The Erin Mills Investment Corporation, such corporation may be deemed to beneficially own 21,627,978 ordinary shares (or, after the 1-for-30 share consolidation, approximately, 720,932 shares) over which it exercises sole voting and dispositive power.

(7) As reported in a Schedule 13G, dated January 23, 2012, the joint filing statement on behalf of 1346049 Ontario Limited ("Holdco"); Trapeze Asset Management Inc. ("TAMI"); Trapeze Capital Corp. ("TCC"); Randall Abramson ("Abramson"); Tamasa Inc. (“Tamasa”); and the group the above-named persons comprise.  Holdco is a parent holding company for its operating subsidiaries, TCC and TAMI.  TAMI is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. TCC is a Canadian investment dealer.  Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, Chief Executive Officer, President, Secretary, Treasurer and Portfolio Manager of TAMI; and Director, Chief Executive Officer, President, and Portfolio Manager of TCC.  Holdco owns 100% of the outstanding voting stock of each of TCC and TAMI. Abramson owns 82% of the outstanding capital stock of Holdco. Tamasa is an investment holding company, of which Abramson owns 100% of the outstanding capital stock and is President and sole Director.   Abramson, Tamasa, Holdco, TAMI and TCC comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and each is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a).  As of the close of business on January 23, 2012, the beneficial ownership of common shares, including an aggregate of 267,623 common shares issuable upon the exercise of common stock warrants, was 1,304,486 shares.  Of this amount, 116,666 common shares were held by Abramson directly, 442,865 common shares were held by Tamasa; nil common shares were held by Holdco; 744,272 common shares were owned by advisory clients of TCC and held in accounts managed by TCC; and 683 common shares were owned by advisory clients of TAMI and held in accounts managed by TAMI.  The foregoing amounts include: nil, nil, nil, 267,623 and nil shares issuable upon the exercise of common stock warrants owned by Abramson, Tamasa, Holdco, TCC (held in client managed accounts), and TAMI (held in client managed accounts), respectively.

Subsequent to the year ended May 31, 2012, Lorus completed a Private Placement as described above.  Following the private placement two new shareholder groups filed Early Warning Reports in Canada as detailed below:

As at June 29, 2012, Sprott Asset Management LP (Sprott) exercises control or direction, on behalf of accounts fully managed by it, over 4,550,000 common shares and 4,550,000 warrants of Lorus. Based on the number of currently issued and outstanding common shares (as reported by the Issuer), and assuming the exercise of the warrants, Sprott exercises control or direction over 19.6% of the issued and outstanding common shares.

On June 11, 2012, Pinetree Capital Ltd (Pinetree) acquired ownership of 1,500,000 common shares of Lorus and 1,500,000 common share purchase warrants.  Immediately following this acquisition Pinetree, together with its joint actors, owns an aggregate of 5,000,000 common shares upon exercise of certain convertible securities including the common share purchase warrants.  In the event that the convertible securities are fully exercised, the holdings of Pinetree and joint actors represents a total of 10,000,000 common shares of Lorus, or approximately 21.4% of all issued and outstanding common shares as at June 11, 2012 calculated on a partially diluted basis assuming exercise of the convertible securities only.

B.           Related Party Transactions

Herbert Abramson and Affiliates

In connection with the August 2011 Unit Offering, Mr. Abramson, a director of the Company, entered into an irrevocable commitment letter on June 20, 2011, amended on July 11, 2011, to purchase common shares and common share purchase warrants having an aggregate subscription price equal to the difference, if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Equity Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short form prospectus, which was filed on July 22, 2011, to November 30, 2011 and (b) $4.0 million.  On August 15, 2011, Mr. Abramson acquired 2,444,500 units at $0.40 per unit in connection with the Equity Offering.  Each unit is comprised of one common share and one common share purchase warrant.  Each warrant has an exercise price of $0.45, exercisable for a period of five years following the closing of the Equity Offering.  See Item 4.B. - “Business Overview - Financial Strategy - Equity Offering and Financing Commitment.”

Pursuant to the commitment letter provided by Mr. Abramson, the Company has issued a grid promissory note to Mr. Abramson that allows us to borrow funds up to $1.8 million.  The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable in full on November 28, 2012.  The promissory note is subject to certain covenants which, if breached, could result in the promissory note becoming payable on demand. Lorus has not breached these covenants as of May 31, 2012 and has not received notice of any breach of these covenants by Mr. Abramson.  At May 31, 2012 $900 thousand has been drawn under the promissory note and on June 27, 2012, the note and all accrued interest was repaid.

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

In April 2010, the Company entered into a loan agreement with Trapeze Capital Corp., a corporation affiliated with Mr. Abramson, to borrow $1 million. The loan amount, which was received in April 2010, is unsecured, evidenced by a promissory note and bears interest at an annual rate of 10%. The funds were used for general working capital purposes. In addition, in August 2010, the Company obtained interim financing from Mr. Abramson by way of three $500 thousand six-month loans, the first of which was advanced in August 2010 and the second and third in September and October 2010, respectively.

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

On August 7, 2008, Technifund Inc., a corporation affiliated with Mr. Abramson, acquired 15.2 million common shares and 7.6 million warrants to purchase common shares at an exercise price of $0.18 pursuant to the 2008 rights offering.  The warrants expired on August 9, 2010.

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

	AMEX (US$)		TSX (CDN$)
Five most recent full fiscal years:	High	Low	High	Low
Year ended May 31, 2012	-	-	0.72	0.16
Year ended May 31, 2011	-	-	2.55	0.68
Year ended May 31, 2010	-	-	3.90	1.80
Year ended May 31, 2009	-	-	0.16	0.03
Year ended May 31, 2008	0.27	0.11	0.26	0.14

Year ended May 31, 2012	-	-	0.72	0.16
Quarter ended May 31, 2012	-	-	0.59	0.17
Quarter ended February 29, 2012	-	-	0.25	0.16
Quarter ended November 30, 2011	-	-	0.37	0.20
Quarter ended August 31, 2011	-	-	0.72	0.25

Year ended May 31, 2011
Quarter ended May 31, 2011	-	-	1.02	0.68
Quarter ended February 28, 2011	-	-	1.18	0.95
Quarter ended November 30, 2010	-	-	1.40	0.95
Quarter ended August 31, 2010	-	-	2.55	1.25

Most recent six months:
August 2012	-	-	0.50	0.44
July 2012	-	-	0.55	0.45
June 2012	-	-	0.64	0.32
May 2012	-	-	0.59	0.27
April 2012	-	-	0.35	0.20
March 2012			0.28	0.17

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

Holders of outstanding common shares are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding common shares are, and all unissued common shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional common shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 21,228,081common shares issued and outstanding at May 31, 2012.

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

Under the settlement agreement, we purchased all of the debentures from TEMIC for a cash payment of $3.3 million, the assignment of the rights under the license agreement with ZOR, sale of intellectual property associated with Virulizin® and sale of the shares in our wholly-owned subsidiary, Pharma Immune Inc., which holds an equity interest in ZOR.  Under the agreement, we are entitled to 50% of any royalties received under the ZOR license agreement and 50% of the deal value of any transaction completed in territories not covered by the ZOR license agreement.  We also retain a perpetual, royalty free license for the animal use of Virulizin®.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin® in territories not covered by the ZOR license agreement.  We will assist TEMIC with certain agreed upon services.

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

At May 31, 2012, there were 1,611,835 options outstanding under our stock option plans to purchase an equal number of common shares. The outstanding options are exercisable at a weighted average price per share of $0.44.

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

1.	License Agreement with Genentech Inc. entered into May 1, 2012 for the non-exclusive right to certain patent rights.

2.	Form of Warrant issued in connection with the June 2012 private placement.

3.	Share Purchase Warrant Indenture dated August 15, 2011 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

4.	Agency Agreement dated July 20, 2011 in connection with an offering of units between the Company and Euro Pacific Canada Inc.

5.	Commitment Letter for minimum $4 million equity investment dated June 20, 2011 and subsequently amended July 11, 2011 from Mr. Abramson.

6.	Form of Subscription Agreement used in connection with December 2010 private placement.

7.	Form of Warrant issued in connection with December 2010 private placement.

8.	Share Purchase Warrant Indenture dated October 4, 2010 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.

9.	First Supplemental Indenture dated October 18, 2010 to the Share Purchase Warrant Indenture dated October 4, 2010.

10.	Standby Purchase Agreement dated September 16, 2010 between the Company and Herbert Abramson in connection with the November 2010 rights offering.

11.	Standby Purchase Agreement Amendment dated September 27, 2010.

12.	Promissory Note dated April 14, 2010 between the Company and Herbert Abramson regarding a loan to the Company of $1,000,000.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

In addition, in any year in which the Company is classified as a PFIC, such holder may  be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  .  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a  IRS Form 8621.

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

Ownership and Disposition of Shares

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

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

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

Refer to notes 4 and 8 to the Consolidated Financial Statements contained in Item 18.

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

Limitations

The above discussion includes only those exposures that exist as of May 31, 2012, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See Item 3.D.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

(a)           Disclosure Controls and Procedures

As of the end of our fiscal year ended May 31, 2012, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer.  Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at May 31, 2012.  In management’s opinion, our internal control over financial reporting is effective as at May 31, 2012.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control - Integrated Framework to evaluate the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting.

There was no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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

(d)           Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended May 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                 [Reserved]

Item 16A.                      Audit Committee Financial Expert

Our board of directors has determined that Mr. Warren Whitehead, a director of the Company and the chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable NYSE Amex rules.

Item 16B.                      Code of Ethics

We have adopted a code of ethics, as such term is defined in Form 20-F, which applies to all of our officers, directors, employees and consultants.  A copy of the code of ethics is available, without charge, upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario M9W 4Z7, Canada. There were no amendments to, or waivers granted under, our code of ethics during our fiscal year ended May 31, 2012.

Item 16C.                      Principal Accountant Fees and Services

KPMG LLP has served as our principal independent external auditor since October 1994.  The total fees billed to us for professional services provided by KPMG LLP for the fiscal years ended May 31, 2012 and 2011 are as follows:

	2012	2011
Audit Fees	$211,500	$159,250
Audit-Related Fees	$nil	$153,606
Tax Fees	$nil	$8,800
All Other Fees	$25,230	$26,885
Total	$236,730	$348,541

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and accounting assistance and fees for services, including assistance with our conversion to IFRS. Audit related fees incurred in the prior year related to prospectus reviews and translation related to public offerings.  Tax fees relate to assistance provided with review of tax returns and assistance with specific tax issues.  Other fees consist of CPAB fees and expenses.

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

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2012.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.                      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                      Corporate Governance

Not applicable.

Item 16H.                      Mine Safety Disclosure

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

LORUS THERAPEUTICS INC.
By:	"Signed"
Name: Aiping H. Young Title: President and Chief Executive Officer Date: September 27, 2012

By:	"Signed"
Name: Elizabeth Williams Title: Director of Finance and Acting ChiefFinancial Officer Date: September 27, 2012

EXHIBIT INDEX

Number	Exhibit
1.1 *	Articles of Arrangement.
1.2 *	By-law #2 of the Registrant.
2.1**
Arrangement Agreement dated May 1, 2007, as amended, between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc., GeneSense Technologies Inc. and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007.

2.2***	Warrant Repurchase Agreement dated May 1, 2007 between the Company and The Erin Mills Investment Corporation.
2.3***	Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense Technologies Inc. and The Erin Mills Investment Corporation as amended June 28, 2007.
2.4♦♦	Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.5♦♦	Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense Technologies Inc.
2.6♦♦	Virulizin® and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.7♦♦	Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.8♦♦	NuChem Pharmaceuticals Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.9♦♦	GeneSense Technologies Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and New Lorus.
2.10***	Pinnacle Share Purchase Agreement dated July 10, 2007 between Old Lorus and 6707157 Canada Inc.
2.11+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.
2.12#♦♦	Settlement Agreement dated June 19. 2009 between the Company and The Erin Mills Investment Corporation with respect to the purchase and settlement of $15 million secured convertible debentures.
2.13#♦♦	Asset Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the intellectual property associated with Virulizin®.
2.14#♦♦	Supply and Services Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.15#♦♦	Share Purchase Agreement regarding sale of Pharma Immune Inc dated June 19, 2009 between the Company and The Erin Mills Investment Corporation.
2.16#	Animal Rights License Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.17#♦♦	Amendment, Assignment, Assumption, Novation and Consent Agreement dated June 19, 2009 between the Company, ZOR Pharmaceuticals, LLC, Erin Mills Biotech Inc. and The Erin Mills Investment Corporation.
2.18###	Promissory note dated April 14, 2010 between the Company and Herbert Abramson.
2.19##	List of subsidiaries.
2.20##	Code of Business Conduct and Ethics.
2.21♦	Share Purchase Warrant Indenture dated August 15, 2011 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.
2.22♦	Agency Agreement dated July 20, 2011 in connection with an offering of units between the Company and Euro Pacific Canada Inc.
2.23♦	Commitment Letter for minimum $4 million equity investment dated June 20, 2011 and subsequently amended July 11, 2011 from Mr. Abramson.
2.24	Share Purchase Warrant related to the June 2012 Private Placement

4.1+++	Stock Option Plans.
4.2+++	Form of Officer and Director Indemnity Agreement.
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
4.4#♦♦	Exclusive License Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.
4.5#♦♦	Independent Contractor Services Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.
4.6#♦♦	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC.
4.7♦♦	Non-Exclusive License Agreement dated May 1, 2012 between the Company and Genentech, Inc.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
*	Incorporated by reference to File 0-32001, Form 6-K, dated November 19, 2007.

**	Incorporated by reference to File 1-32001, Form 6-K, dated May 30, 2007.
***	Incorporated by reference to File 1-32001, Form 6-K, dated November 20, 2007.
+	Incorporated by reference to File 1-32001, Form 6-K, dated September 4, 2007.
++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
+++	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 29, 2007.
++++	Incorporated by reference to File 1-32001, Form 6-K, dated April 21, 2008.
♦	Incorporated by reference to File 1-32001, Form 20F, Annual Report, dated November 29, 2011
♦♦	Confidential treatment has been requested for portions of this documen which have been omitted and filed separately with the SEC
#	Incorporated by reference to File 1-32001, Form 6-K/A, dated September 27, 2012.
##	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 30, 2009.
###	Incorporated by reference to File 1-32001, Form 20-F/A, Annual Report, dated December 1, 2010.
####	Incorporated by reference to File 1-32001, Form 6-K, dated December 1, 2010.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lorus Therapeutics Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of Directors of the Company.

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, using Management’s best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

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

Aiping Young	Elizabeth Williams
President and Chief Executive Officer	Director of Finance (Acting Chief Financial Officer)

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Directors of Lorus Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Lorus Therapeutics Inc., which comprise the consolidated statements of financial position as at May 31, 2012, May 31, 2011 and June 1, 2010, the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years ended May 31, 2012 and May 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Lorus Therapeutics Inc. as at May 31, 2012, May 31, 2011 and June 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended May 31, 2012 and May 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2(b) in the consolidated financial statements, which indicates that Lorus Therapeutics Inc. is in the development stage, no substantial revenue has been generated from its operating activities and, consequently, it is incurring losses and negative cash flows from its activities and has a deficit of $194,394,000. Accordingly, Lorus Therapeutics Inc. depends on its ability to raise financing in order to discharge its commitments and liabilities in the normal course of business. These conditions, along with other matters as set forth in note 2(b), indicate the existence of a material uncertainty that casts substantial doubt about Lorus Therapeutics Inc.'s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

August 3, 2012
Toronto, Canada

LORUS THERAPEUTICS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	May 31,	May 31,	June 1,
	2012	2011	2010
		(note 16)	(note 16)

Assets

Current assets:
Cash and cash equivalents (note 4)	$320	$911	$667
Short-term investments (note 4)	–	–	247
Prepaid expenses and other assets	293	388	636
Total current assets	613	1,299	1,550

Non-current assets:
Equipment (note 5)	55	99	147
Total non-current assets	55	99	147

Total assets	$668	$1,398	$1,697

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable	$322	$215	$387
Accrued liabilities (notes 9(g) and 14)	1,474	944	1,458
Promissory notes payable (note 7)	900	–	1,000
Total current liabilities	2,696	1,159	2,845

Shareholders' equity (deficiency):
Share capital (note 9):
Common shares	170,036	168,787	163,920
Stock options (note 10)	535	1,212	3,803
Contributed surplus	21,186	18,988	14,875
Warrants	609	1,032	1,039
Deficit	(194,394)	(189,780)	(184,785)
Total shareholders' equity (deficiency)	(2,028)	239	(1,148)

Going concern (note 2(b))

Total liabilities and shareholders' equity (deficiency)	$668	$1,398	$1,697

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

LORUS THERAPEUTICS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except for per common share data)

Years ended May 31, 2012 and 2011

	2012	2011
		(note 16)

Revenue	$–	$–

Expenses:
Research and development (notes 6 and 12)	2,170	2,518
General and administrative (note 12)	2,430	2,420
Operating expenses	4,600	4,938

Finance expense (note 11)	20	71
Finance income	(6)	(14)
Net finance expense	14	57

Net loss and total comprehensive loss for the year	$(4,614)	$(4,995)

Basic and diluted loss per common share	$(0.23)	$(0.38)

Weighted average number of common shares outstanding used in the calculation of (in thousands):
Basic and diluted loss per common share	20,260	13,157

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in thousands of Canadian dollars)

Years ended May 31, 2012 and 2011

	Common	Stock		Contributed
	shares	options	Warrants	surplus	Deficit	Total

Balance, June 1, 2011	$168,787	$1,212	$1,032	$18,988	$(189,780)	$239

Issuance of units (note 9(b))	1,214	–	609	–	–	1,823

Repricing of warrants (note 9(c)(i))	–	–	239	(239)	–	–

Exercise of warrants (note 9(c)(ii)(a))	35	–	(18)	–	–	17

Expiry of warrants (note 9(c)(ii)(a))	–	–	(1,253)	1,253	–	–

Stock-based compensation (note 10)	–	507	–	–	–	507

Cancellation and forfeiture of stock options	–	(1,184)	–	1,184	–	–

Net loss for the year	–	–	–	–	(4,614)	(4,614)

Balance, May 31, 2012	$170,036	$535	$609	$21,186	$(194,394)	$(2,028)

Balance, June 1, 2010	$163,920	$3,803	$1,039	$14,875	$(184,785)	$(1,148)

Issuance of units (note 9(b)(ii)(iii))	4,867	–	1,032	–	–	5,899

Expiry of warrants (note 9(c)(ii)(b)(c))	–	–	(1,039)	1,039	–	–

Stock-based compensation (note 10)	–	483	–	–	–	483

Forfeiture of stock options	–	(3,074)	–	3,074	–	–

Net loss for the year	–	–	–	–	(4,995)	(4,995)

Balance, May 31, 2011	$168,787	$1,212	$1,032	$18,988	$(189,780)	$239

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended May 31, 2012 and 2011

	2012	2011
		(note 16)

Cash flows from operating activities:
Net loss for the year	$(4,614)	$(4,995)
Items not involving cash:
Stock-based compensation	507	483
Depreciation of equipment	44	56
Finance expense	20	71
Other	–	–
Change in non-cash operating working capital (note 11)	1,632	(1,438)
Cash used in operating activities	(2,411)	(5,823)

Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9)	1,823	5,899
Exercise of warrants (note 9)	17	–
Interest on promissory notes	(20)	(71)
Cash provided by financing activities	1,820	5,828

Cash flows from investing activities:
Maturity of marketable securities and other investments	–	247
Additions to equipment	–	(8)
Cash provided by investing activities	–	239

Increase (decrease) in cash and cash equivalents	(591)	244

Cash and cash equivalents, beginning of year	911	667

Cash and cash equivalents, end of year	$320	$911

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

1.         Reporting entity:

Lorus Therapeutics Inc. ("Lorus" or the "Company") is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.         Basis of presentation:

(a)   Statement of compliance:

These consolidated financial statements of the Company and its subsidiary as at May 31, 2012 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the Company has elected June 1, 2010 as the date of transition to IFRS (the "transition date"). As these financial statements represent the Company's initial presentation of its results and financial position under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS ("IFRS 1").

The Company's consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP differs in some areas from IFRS. See note 16 for reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, loss and the statements of financial position, loss and comprehensive loss, and cash flows.

The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on August 3, 2012.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.         Basis of presentation (continued):

(b)   Going concern:

These consolidated financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

Management has forecasted that the Company's current level of cash and cash equivalents, including the proceeds from private placement completed subsequent to year end (note 17(a)), will not be sufficient to execute its current planned expenditures for more than the next 10 to 12 months without further financing being obtained. The Company is currently in discussion with several potential investors and partners to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

These consolidated financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such amounts could be material.

(c)   Functional and presentation currency:

The functional and presentation currency of the Company and its Canadian subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), is the Canadian dollar.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.         Basis of presentation (continued):

(d)   Significant accounting judgments, estimates and assumptions:

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from those estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year include:

(i)    Determination of impairment of goodwill and equipment:

Under IAS 36, Impairment of Assets ("IAS 36"), the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a cash-generating unit ("CGU") that is subject to impairment testing. The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use. The carrying amounts of the Company's non-financial assets including equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing carrying values and impairment of non-financial assets, including goodwill and equipment, management makes judgments in determining recoverable amounts. Due to the development stage of the Company there is a significant amount of subjectivity when estimating future cash flows and applying a discount to any cash flow model. Changes in these estimates could have a significant impact on the valuation of these non-financial assets.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.         Basis of presentation (continued):

            (ii)    Valuation of contingent liabilities:

The Company utilizes considerable judgment in the measurement and recognition of provisions and the Company's exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against the Company may be successful. The Company must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(iii)  Valuation of tax accounts:

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company is accumulating tax loss carryforward balances creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years, prior year research and development expenses, and investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.         Basis of presentation (continued):

                    (iv)  Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and share purchase warrant behaviours and corporate performance. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

3.         Significant accounting policies:

(a) Basis of consolidation:

            (i)    Business combinations:

As part of its transition to IFRS, the Company elected not to restate any business combinations that occurred prior to June 1, 2010.

(ii)   Subsidiary:

The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, NuChem. A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiary are consistent with the Company's accounting policies. All intra-group transactions, balances, revenue and expenses are eliminated on consolidation.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

(b)   Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at that date. Gains or losses resulting from the translation to Canadian dollars are presented in the statement of loss and comprehensive loss for the year within general and administrative expenses.

(c)   Derecognition of financial assets and liabilities:

A financial asset is derecognized when the right to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

(d)   Financial assets and liabilities:

Financial assets within the scope of IAS 39, Financial Instruments - Recognition and Measurement ("IAS 39"), are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end. The Company's financial instruments are comprised of the following:

Financial assets	Classification	Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments (held-for-trading)	Fair value through profit or loss	Fair value

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.        Significant accounting policies (continued):

Financial liabilities	Classification	Measurement

Accounts payable, accrued liabilities and promissory notes payable	Other liabilities	Amortized cost

The Company considers unrestricted cash on hand and term deposits and guaranteed investment certificates held by Canadian Schedule A banks with original maturities of three months or less as cash and cash equivalents.

Short-term investments are liquid Canadian government or corporate instruments having original maturity dates greater than three months and less than one year. The short-term investments held by the Company on June 1, 2010 were classified as held-for-trading and measured at fair value with any gain or loss being recognized in the consolidated statements of loss and comprehensive loss. As at May 31, 2012 and 2011, the Company did not hold any short-term investments (held-to-maturity or held-for-trading). At June 1, 2010, the Company held $247 thousand in short-term investments that were classified as held-for-trading and measured at fair value.

Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

●
Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means; and

●	Level 3 - inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

The Company's financial assets as at May 31, 2012, May 31, 2011 and June 1, 2010, which include cash and cash equivalents and short-term investments, are classified as a Level 1 measurement.

(e)   Equipment:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The Company records depreciation at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment 3 - 5 years

The assets' residual value, useful life and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

(f)   Research and development:

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products or processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditures capitalized would include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures which do not meet the criteria for capitalization are recognized in profit or loss as incurred.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

Capitalized development costs are recognized at cost less accumulated amortization and accumulated impairment losses.

The Company has not capitalized any development costs to date.

(g)   Investment tax credits:

Research and development investment tax credits, which are earned as a result of incurring qualifying research and development expenditures, are recorded as a reduction of the related expense or cost of the asset acquired when there is reasonable assurance that they will be realized.

The Company's claim for scientific research and experimental development ("SR&ED") deductions and related investment tax credits for income tax purposes are based on management's interpretation of the applicable legislation in the Income Tax Act (Canada). These amounts are subject to review and acceptance by the Canada Revenue Agency or the Ontario Ministry of Finance prior to collection.

 (h)  Employee benefits:

(i)    Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid in short-term cash bonuses if the Company expects to pay these amounts as approved by the Board of Directors as a result of past services provided by the employee and the obligation can be estimated reliably.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

(ii)   Stock-based compensation:

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

Details regarding the determination of the fair value of equity settled share-based transactions are set out in note 10.

The Company uses the fair value based method of accounting for employee awards granted under the Plan. The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date. The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably valued, the fair value of the options granted will be used.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Officers may also receive compensation under the plan as determined by the Board of Directors. Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. For units issued under this plan, the Company records an expense and a liability equal to the market value of the shares issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis. As at May 31, 2012, there were 780,000 units issued under this plan (note 9(g)). The Company cannot issue treasury shares under the deferred share unit plan.

The Company has an alternate compensation plan that provides directors and senior management with the option of receiving director's fees, salary, bonuses or other remuneration ("Remuneration") in common shares rather than cash. Under the plan, the participant receives an allotment from treasury of such number of shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing common share price for the five trading days prior to payment date (the "5-day VWAP"). The issue price of the shares is the 5-day VWAP. There are currently no shares allotted for issuance under this plan.

(i)    Loss per share:

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the year. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

(j)    Income taxes:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

(k)   Impairment:

Non-financial assets:

The carrying amounts of the Company's non-financial assets including equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of the CGU.

The Company's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount to the extent the carrying amount of the asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount of the assets in a unit on a pro-rated basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit and loss.

(l)    Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a financial cost.

Employee entitlements to annual leave are recognized as the employee earns them. A provision, stated at current cost, is made for the estimated liability at the end of each reporting period.

The Company has recorded a provision as related to an indemnification as described in note 14.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

(m)  Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(n)   Recent accounting pronouncements:

(i)    IFRS 7, Financial Instruments - Disclosures ("IFRS 7"):

In October 2010, the IASB issued IFRS 7. This amendment enhances the disclosure requirement for transfers of financial assets that result in derecognition. This amendment is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2012. The Company is assessing the impact of this new standard on its consolidated financial statements.

(ii)   IAS 1, Presentation of Financial Statements ("IAS 1"):

In June 2011, the IASB issued IAS 1. This amendment retains the "one or two statement" approach to presenting the statements of income and comprehensive income at the option of the entity and only revises the way other comprehensive income is presented. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

(iii)  IFRS 9, Financial Instruments ("IFRS 9"):

In October 2010, the IASB issued IFRS 9, which replaces IAS 39, Financial Instruments - Recognition and Measurement and establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.         Significant accounting policies (continued):

(iv)  IFRS 10, Consolidated Financial Statements ("IFRS 10"):

This amendment establishes a single control that applies to all entities. These changes will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate any impact on its consolidated financial statements related to the adoption of this new standard.

(v)   IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"):

In May 2011, the IASB issued IFRS 12. IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interest in other entities. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

(vi)  IFRS 13, Fair Value Measurement ("IFRS 13"):

In May 2011, the IASB issued IFRS 13. IFRS 13, replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. This standard establishes a framework for measuring fair value and requires the fair value hierarchy, to be applied to all fair value measurements, including non-financial assets and liabilities that are measured or based on fair value in the statement of financial position as well as non-recurring fair value measurements such as assets held-for-sale. Furthermore, IFRS 13 expands disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

4.         Capital disclosures:

The Company's objectives when managing capital are to:

The Company's objectives when managing capital are to:

●	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

●	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

●	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

Pursuant to the commitment letter (described in note 7) provided by Mr. Herbert Abramson ("Mr. Abramson"), a director of the Company and majority shareholder, the Company has issued a grid promissory note to Mr. Abramson that allows Lorus to borrow funds of up to $1.8 million. The funds may be borrowed at a rate of up to $300,000 per month, incur interest at a rate of 10% per year and are due and payable on November 28, 2012. As at May 31, 2012, the Company had borrowed $900 thousand under this promissory note.

This loan and all accrued interest was repaid by the Company subsequent to the year end in June 2012 (note 17).

The Company is not subject to externally imposed capital requirements, and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2011.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

4.         Capital disclosures (continued):

(a)   Cash and cash equivalents:

Cash and cash equivalents consists of cash of $76 thousand (May 31, 2011 - $153 thousand; June 1, 2010 - $667 thousand) and funds deposited into high interest savings accounts totalling nil (May 31, 2011 - $758 thousand; June 1, 2010 - nil). The current interest rate earned on these deposits is nil (May 31, 2011 - 1.5%; June 1, 2010 - nil).

At May 31, 2012, the Company had received $244 thousand in deposits related to subscription agreements for the Private Placement (note 17(a)) completed subsequent to year end. The Company recorded a liability related to these funds at May 31, 2012 and on June 8, 2012, the Company reversed the liability with the credit to share capital.

(b)  Short-term investments:

An investment consisting of a principal protected deposit note totalling $247 thousand at June 1, 2010, was designated as held-for-trading and classified as short-term investments on the consolidated balance sheets. This investment was carried at fair value. There were no short-term investments held by the Company at May 31, 2012 or 2011.

 5.        Equipment:

		Accumulated	Net book
May 31, 2012	Cost	depreciation	value

Furniture and equipment	$2,914	$2,859	$55

		Accumulated	Net book
May 31, 2011	Cost	depreciation	value

Furniture and equipment	$2,914	$2,815	$99

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

 5.        Equipment (continued):

		Accumulated	Net book
June 1, 2010	Cost	depreciation	value

Furniture and equipment	$2,907	$2,760	$147

6.         Research and development programs:

The Company has product candidates in three classes of anticancer therapies:

●	small molecule therapies based on anti-proliferative and anti-metastatic properties that act at novel cancer specific targets;

●	immunotherapy, based on stimulating anticancer properties of the immune system and by direct tumour cell killing; and

●
RNA-targeted (antisense) therapies, based on synthetic segments of oligonucleotides designed to bind to the messenger RNA that is responsible for the production of proteins over-expressed in cancer cells.

(a)   Small molecule program:

The Company is developing small molecule cancer therapies that target solid tumours with indications addressing large cancer markets. The Company's proprietary group of small molecule compounds includes lead drug LOR-253 which entered into a Phase I clinical trial in January 2011 and LOR-500 program, which is in the pre-clinical stage of development.

(b)   Immunotherapy:

The Company's immunotherapy product candidate is Interleukin-17E ("IL-17E"). IL-17E is a protein-based therapeutic in the pre-clinical stage of development and the Company is seeking a partnership or collaboration for future development.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

6.         Research and development programs (continued):

(c)   RNA-targeted therapies:

The Company's lead RNA-targeted drug candidate is LOR-2040. The Company has reported Phase II clinical results, completed to the end-of-stage assessment time point, of LOR-2040 in combination with cytarabine in relapsed and refractory acute myeloid leukemia patient population. Based on these data, the Company is seeking a partnership or collaboration for future development.

Product costs by product class are as follows:

	2012	2011

Small molecule program	$1,900	$1,672
Immunotherapy	–	–
RNA-targeted therapies	–	626

	$1,900	$2,298

See note 12 for all components of research and development expenditures.

 7.        Promissory notes payable:

Pursuant to the commitment letter (described in note 9(b)) provided by Mr. Abramson, the Company issued a grid promissory note to Mr. Abramson that allows Lorus to borrow funds up to $1.8 million. The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable in full on November 28, 2012. The promissory note is subject to certain covenants which, if breached, could result in the promissory note becoming payable on demand.

Lorus has not breached these covenants as of May 31, 2012 and has not received notice of any breach of these covenants by Mr. Abramson.

LORUS THERAPEUTICS INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

7.         Promissory notes payable (continued):

As at May 31, 2012, the Company has drawn $900 thousand on this promissory note and subsequent to year end in June 2012, the note and all accrued interest was repaid.

In April 2010, the Company entered into a loan agreement with a company related to Mr. Abramson to borrow $1 million. The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%. The principal and interest amount were due in six months and later extended a further three months. The principal amount was repaid in November 2010.

 8.        Financial instruments:

(a) Financial instruments: The Company has classified its financial instruments as follows:

	May 31,	May 31,	June 1,
	2012	2011	2010

Financial assets:
Cash and cash equivalents, consisting of guaranteed investment certificates, held-for-trading, measured at fair value through loss or profit	$320	$911	$667
Short-term investments, held-for-trading, recorded at fair value through profit or loss	–	–	247
Financial liabilities:
Accounts payable, measured at amortized cost	322	215	387
Accrued liabilities, measured at amortized cost	1,474	944	1,458
Promissory notes payable, measured at amortized cost	900	–	1,000

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

8.         Financial instruments (continued):

At May 31, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

Assets measured at fair value include cash and cash equivalents and short-term investments, which have been classified as Level 1 as at May 31, 2012, May 31, 2011 and June 1, 2010.

(b)   Financial risk management:

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)   Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii)  Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the management and the Board consider securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company's financial liabilities are due within the current operating period. The outstanding promissory note was repaid subsequent to year end (note 17).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

8.         Financial instruments (continued):

(iii)  Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect the Company's income or the value of its financial instruments.

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

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At May 31, 2012, U.S. dollar denominated accounts payable and accrued liabilities amounted to $148 thousand (May 31, 2011 - $254 thousand; June 1, 2010 - $270 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $15 thousand (May 31, 2011 - $25 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

 (c)  Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

8.         Financial instruments (continued):

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended May 31, 2012.

 9.        Share capital:

(a)   Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)

Balance, June 1, 2010	9,933	$163,920	1,326	$1,039
Expiry of warrants (c)(ii)(b)(c)	–	–	(1,326)	(1,039)
Issuance of units (b)(iii)	4,170	3,226	4,170	1,032
Issuance of shares (b)(ii)	1,582	1,641	–	–

Balance, May 31, 2011	15,685	168,787	4,170	1,032
Issuance of units (b)(i)	5,484	1,214	5,678	609
Warrant repricing (c)(i)	–	–	–	239
Exercise of warrants (c)(ii)(a)	59	35	(59)	(18)
Expiry of warrants (c)(ii)(a)	–	–	(4,111)	(1,253)

Balance, May 31, 2012	21,228	$170,036	5,678	$609

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.         Share capital (continued):

 (b)  Equity issuances:

(i)    August 2011 Unit Offering:

On July 22, 2011, the Company filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Company at a price of $0.40 per unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 units for gross proceeds of $4,000,000. Each unit consisted of one common share of Lorus and one common share purchase warrant of Lorus. Each warrant entitles the holder to purchase one common share for five years after the closing of the Offering at an exercise price of $0.45 per common share (the "Exercise Price"). If on any date (the "Accelerated Exercise Date") the 10-day VWAP of the common shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of warrants.

In connection with the Offering, Mr. Abramson, a director of the Company, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between: (a) the sum of: (i) the gross proceeds realized by Lorus in the Offering; and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011; and (b) $4 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million. In connection with the Offering, Lorus has issued 5.484 million common shares and
5.678 million warrants including the broker warrants.

Mr. Abramson purchased 2.4 million units as part of the Offering.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.         Share capital (continued):

The total costs associated with the transaction were approximately $395 thousand, which included the $25 thousand which represented the fair value of the brokers' services provided as part of the Offering. Each such broker warrant is exercisable for one unit at a price of $0.40 per unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $609 thousand to the common share purchase warrants.

(ii)   December 2010 Private Placement:

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for gross cash consideration of $1.66 million. The total costs associated with the transaction were approximately $20 thousand. Mr. Abramson, a director of the Company, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

(iii)  November 2010 Rights Offering:

On August 27, 2010 the Company announced a proposed rights offering as described below, including a $4 million standby purchase agreement from a director of the Company, Mr. Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.         Share capital (continued):

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

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the Rights Offering. As a result of the Rights Offering, Lorus issued
4.2 million common shares and 4.2 million common share purchase warrants for net proceeds of $4.2 million. In connection with the Rights Offering, the Company secured a standby purchase arrangement of $4 million by Mr. Abramson, one of the Company's directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed Rights Offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the standby purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the Rights Offering for $4 million.

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.         Share capital (continued):

(c)   Warrants:

            (i)    Repricing:

On November 29, 2011, shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5-day volume weighted average trading price on the Toronto Stock Exchange five days prior to approval plus a 10% premium. The revised warrant exercise price was $0.28. The Company calculated an increased value attributed to the warrants of $239 thousand related to the amendment. This increase was calculated by taking the Black-Scholes value of the warrants immediately before the amendment and immediately after the amendment. There were 4.2 million warrants which were amended and of those 3.6 million were held by Mr. Abramson, a director of the Company.

(ii)   Exercises and expiry:

(a)	The warrants issued in November 2010 and for which the price was amended in November 2011 ((i) repricing described above), expired May 8, 2012. A total of 59,384 warrants were exercised for cash proceeds of $17 thousand. The balance of the 4.2 million warrants expired unexercised, resulting in a transfer of the amount attributed to the expired warrants of $1.253 million to contributed surplus.

(b)	The warrants issued on November 27, 2009 expired unexercised on May 27, 2011. This expiry resulted in a transfer of the amount attributed to the expired warrants of $622 thousand to contributed surplus.

(c)	The warrants issued on August 7, 2008 expired unexercised on August 10, 2010. This expiry results in a transfer of the amount attributed to the expired warrants of $417 thousand to contributed surplus.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.         Share capital (continued):

(d)   Continuity of contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	2012	2011

Balance, beginning of year	$18,988	$14,875
Expiry of warrants (c)	1,253	1,039
Warrant repricing (c)	(239)	–
Forfeiture and cancellation of stock options	1,184	3,074

Balance, end of year	$21,186	$18,988

(e)	Continuity of stock options:

	2012	2011

Balance, beginning of year	$1,212	$3,803
Stock option expense	507	483
Cancellation and forfeiture of stock options	(1,184)	(3,074)

Balance, end of year	$535	$1,212

(f)	Loss per share:

	2012	2011

Issued common shares, beginning of year	15,684,697	9,933,454
Effect of rights offering (note 9(b))	–	2,432,264
Effect of unit offering (note 9(b))	4,570,000	–
Effect of private placement (note 9(b))	–	790,833
Effect of Warrant exercises (note 9(c))	4,945	–

Issued weighted average common shares, end of year	20,259,642	13,156,551

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.         Share capital (continued):

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

   (g)    Deferred share unit plan:

As at May 31, 2012, 780,000 deferred share units have been issued (May 31, 2011 - nil; June 1, 2010 - nil), with a cash value of $304 thousand representing the fair market value of the units as of May 31, 2012 (May 31, 2011 - nil; June 1, 2010 - nil) recorded in accrued liabilities.

(h)   Employee share purchase plan:

The Company has an employee share purchase plan ("ESPP"). The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company may purchase common shares of the Company at a discount through accumulated payroll deductions with each offering having a three-month duration. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP. For the year ended May 31, 2012, 14,120 (May 31, 2011 - 6,652) common shares have been purchased under the ESPP, and the Company has recognized an expense of $1 thousand (May 31, 2011 - $1 thousand) related to this plan in these consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

10.      Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, currently estimated at 2,352,000 options at May 31, 2012. Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant. Options vest at various rates (immediate to three years) and have a term of 10 years. Stock option transactions for the two years ended May 31, 2012 are summarized as follows:

	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	1,185,578	$1.58	672,901	$6.60
Granted	1,538,000	0.21	1,049,700	1.01
Forfeited	(29,341)	6.03	(537,023)	6.76
Cancelled	(1,082,402)	1.21	–	–

Outstanding, end of year	1,611,835	0.44	1,185,578	1.58

The following table summarizes information about stock options outstanding at May 31, 2012:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.18 - $ 0.215	1,538,000	$9.6	$0.21	948,000	$0.21
$1.22 - $ 3.60	40,663	6.7	2.79	34,597	2.89
$3.61 - $18.00	33,172	4.0	8.40	33,172	8.40

	1,611,835	9.4	0.44	1,015,769	0.57

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

10.      Stock-based compensation (continued):

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2012	2011

Exercise price	$0.18 - $0.215	$0.89 - $1.05
Grant date share price	$0.18 - $0.215	$0.86 - $1.03
Risk-free interest rate	1.5%	1.5% - 1.85%
Expected dividend yield	–	–
Expected volatility	123% - 125%	117% -119%
Expected life of options	5 years	5 years
Weighted average fair value of options granted or modified during the year	$0.17	$0.83

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the year ended May 31, 2012 have various vesting schedules. Options granted to directors consisted of 221,000 options that vested 50% upon issuance and 50% one year later. Two directors received options that totalled 550,000 options which vested immediately. Options granted to the Chief Executive Officer ("CEO") of 275,000 vested 50% immediately and 25% on each of November 29, 2012 and 2013. Options granted to certain members of management totalled 300,000 and vested 50% upon certain performance criteria measured as of May 31, 2012 and 25% May 31, 2013 and 25% on May 31, 2014. An additional 192,000 options were granted to these members of management which vest 50% on March 9, 2013, 25% on March 9, 2014 and 25% on March 9, 2015.

Stock options granted by the Company during the year ended May 31, 2011 had three types of vesting schedules. Options granted to directors consisted of 30,000 options that vested 50% upon issuance and 50% one year later. Options granted to the CEO of 784,200 vested 50% at May 31, 2011 and 25% May 31, 2012 and 25% May 31, 2013. Options granted to certain members of management totalled 235,500 and vested 50% upon certain performance criteria measured as of May 31, 2011 and 25% May 31, 2012 and 25% on May 31, 2013. These options were cancelled during the year ended May 31, 2012.

Refer to note 12 for a breakdown of stock option expense by function.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

11.      Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	2012	2011

Prepaid expenses and other assets	$95	$248
Accounts payable	107	(172)
Accrued liabilities	530	(514)
Promissory note payable	900	(1,000)

	$1,632	$(1,438)

During the year ended May 31, 2012, the Company incurred $20 thousand in interest expense on a $900 thousand promissory note due to Mr. Abramson. The interest has been accrued at a rate of 10%. During the year ended May 31, 2011, the Company paid $71 thousand in cash interest on the promissory notes from Mr. Abramson and Mr. Abramson's related company on a promissory note that was repaid in November 2010.

12.      Other expenses:

Components of research and development expenses:

	2012	2011

Program costs (note 6)	$1,900	$2,298
Deferred share unit costs	91	–
Stock-based compensation	146	181
Depreciation of equipment	33	39

	$2,170	$2,518

Components of research and development expenses:

	2012	2011

General and administrative excluding salaries	$1,240	$1,354
Salaries	605	747
Deferred share unit costs	213	–
Stock-based compensation	361	302
Depreciation of equipment	11	17

	$2,430	$2,420

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

13.      Related party transactions:

See also notes 7 and 9 for related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

Officer compensation:

	2012	2011

Salaries and short-term employee benefits	$567	$711
Deferred share units	304	–
Stock-based compensation	343	435

	$1,214	$1,146

Included in accounts payable and accrued liabilities is $160 thousand (May 31, 2011 -$32 thousand; June 1, 2010 - $31 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

14.      Commitments, contingencies and guarantees:

(a) Operating lease commitments:

                    The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years	Total

Operating leases	$127	$13	$5	$145

                    The Company's current facility lease expires in March 2013.

(b)   Other contractual commitments:

The Company holds a non-exclusive license from Genetech Inc. to certain patent rights to develop and sub-license a certain polypeptide. The Company does not expect to make any milestone or royalty payments under this agreement in fiscal years ended May 31, 2013 or 2014, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

The Company has entered into various contracts with service providers with respect to the LOR-253 Phase I clinical trial. These contracts could result in future payment commitments of approximately $1.4 million. Of this amount, $439 thousand has been paid and $70 thousand has been accrued at May 31, 2012 (2011 - $165 thousand paid and $83 thousand accrued). The payments will be based on services performed and amounts may be higher or lower based on actual services performed.

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

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

14.      Commitments, contingencies and guarantees (continued):

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers. The fair value of this indemnification is not determinable.

(d)   Indemnification on arrangement:

On July 10, 2007, Lorus completed a plan of arrangement and corporate reorganization whereby the assets and liabilities of Lorus were transferred from one corporate entity ("Old Lorus") into a new corporate entity which continued to operate as Lorus Therapeutics Inc. Under the arrangement, the Company agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

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

The Company recorded a liability of $100 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2012. There have been no claims on this indemnification to date.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

 15.     Income taxes:

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate of approximately 27.4% (2011 - 29.5%) are as follows:

	2012	2011

Loss before income taxes	$(4,614)	$(4,995)
Statutory Canadian corporate tax rate	27.4%	29.5%

Anticipated tax recovery	$(1,264)	$(1,474)
Non-deductible stock-based compensation	141	164
Change in deferred tax benefits deemed not probable to be recovered	1,963	1,116
Change in substantively enacted tax rates	(627)	199
Other	(213)	(5)

	$–	$–

The Company has undeducted research and development expenditures, totalling $19.6 million that can be carried forward indefinitely. In addition, the Company has non-capital loss carryforwards of $14.4 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4
2028	4,359
2029	3,753
2030	650
2031	2,908
2032	2,727

$14,422

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

15.      Income taxes (continued):

Deferred tax assets have not been recognized in respect of the following items:

	2012	2011

Net operating losses carried forward	$3,822	$2,918
Research and development expenditures	5,207	4,596
Fixed assets book over tax depreciation	438	402
Intangible asset	3,097	2,922
Ontario harmonization tax credit	287	302
Ontario Research and Development Tax Credit	239	228
Cumulative eligible capital	357	344
Other	228	–

Unrecognized deferred tax asset	$13,675	$11,712

16.      Explanation of transition to IFRS:

As stated in note 2(a), these are the Company's first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies disclosed in note 3 have been applied in preparing these consolidated financial statements for the year ended May 31, 2012, the comparative information for the year ended May 31, 2011 and in the preparation of an opening IFRS statement of financial position at June 1, 2010 (date of transition).

IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS as of the reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for the first-time IFRS adopters. Details of the Company's initial elections of IFRS 1 exemptions are described below.

In preparing the opening statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

Initial elections upon adoption of IFRS:

Under IFRS 1, the following applicable exemption applied to the Company's conversion from Canadian GAAP to IFRS:

(a)   Share-based payments:

The Company elected not to apply IFRS 2, Share-based Payments ("IFRS 2") to equity instruments that vested before the date of transition to IFRS.

(b)   Business combinations:

The Company applied the business combinations exemption to not apply IFRS 3, Business Combinations, retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date. In addition, and as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the transition date was tested for impairment as described in note 16(d)(i).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

Reconciliation of financial position and shareholders' equity:

		June 1, 2010			May 31, 2011
			Effect of			Effect of
		Canadian	transition to		Canadian	transition to
	Notes	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$667	$–	$667	$911	$–	$911
Short-term investments		247	–	247	–	–	–
Prepaid expenses and other assets		636	–	636	388	–	388
Total current assets		1,550	–	1,550	1,299	–	1,299

Non-current assets:
Equipment		147	–	147	99	–	99
Goodwill	(d)(i)	606	(606)	–	606	(606)	–
Total non-current assets		753	(606)	147	705	(606)	99

Total assets		$2,303	$(606)	$1,697	$2,004	$(606)	$1,398

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

		June 1, 2010			May 31, 2011
			Effect of			Effect of
		Canadian	transition to		Canadian	transition to
	Notes	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Liabilities Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable		$387	$–	$387	$215	$–	$215
Accrued liabilities		1,458	–	1,458	944	–	944
Promissory notes payable		1,000	–	1,000	–	–	–
Total current liabilities		2,845	–	2,845	1,159	–	1,159

Shareholders' equity (deficiency):
Share capital:
Common shares		163,920	–	163,920	168,787	–	168,787
Stock options	(d)(ii)	3,704	99	3,803	1,156	56	1,212
Contributed surplus		14,875	–	14,875	18,988	–	18,988
Warrants		1,039	–	1,039	1,032	–	1,032
Deficit	(d)(i) and (ii)	(184,080)	(705)	(184,785)	(189,118)	(662)	(189,780)
Total shareholders' equity (deficiency)		(542)	(606)	(1,148)	845	(606)	239

Total liabilities and shareholders' equity (deficiency)		$2,303	$(606)	$1,697	$2,004	$(606)	$1,398

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

Reconciliation of consolidated statement of loss and comprehensive loss for the year ended May 31, 2011:

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$–	$–	$–

Expenses:
Research and development	(d)(ii)	2,298	220	2,518
General and administrative	(d)(ii)	2,101	319	2,420
Stock-based compensation	(d)(ii)	526	(526)	–
Depreciation of equipment	(d)(ii)	56	(56)	–
Operating expenses		4,981	(43)	4,938

Income (loss) from operations		(4,981)	43	(4,938)

Finance expense		71	–	71
Finance income		(14)	–	(14)
Net finance expense		57	–	57

Net loss and comprehensive loss for the year		$(5,038)	$43	$(4,995)

Basic and diluted loss per common share		$(0.38)	$–	$(0.38)

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

(c)   Mandatory exceptions upon adoption of IFRS:

Estimates:

In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates. Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS, except where necessary to reflect any difference in accounting policy.

(d)   Impact on accounting policies upon adoption of IFRS:

The key areas where the Company has identified that accounting policies differ, or where accounting policy decisions were necessary that impacted the Company's consolidated financial statements, are discussed below.

(i)    Goodwill:

Under Canadian GAAP, goodwill was reviewed for impairment annually and whenever events or circumstances indicated that the carrying amount of goodwill in a reporting unit exceeded its fair value. Goodwill impairment was calculated using a two-step process. The first step required an identification of impairment loss, if any, by comparing the carrying value of the reporting unit to the fair value, which in turn was determined based on the market capitalization of the Company. Under Canadian GAAP this test was performed at the reporting unit level which is defined as an operating segment or one level below. The Company only had one operating segment or component which is the development of anticancer product candidates. In the Company's case, the first test always showed a higher fair value than carrying value and as such it was not required to proceed to step two, as no indicator of impairment existed.

Under IAS 36, there is no longer a two-step process; rather, the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a CGU that is subject to impairment testing. The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

Impairment testing under IAS 36 is performed at the CGU level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other CGUs or groups of assets. For the Company, this requirement results in testing at a lower level than under Canadian GAAP. Based on the Company's knowledge and historical transactions, it has identified three separate CGUs that represent each of its product platforms as they could have the ability to generate independent cash inflows. As the goodwill balance of $606 thousand related to the Company's acquisition of a private company in 1999, and the antisense product platform contained therein, the Company has tested goodwill impairment on that CGU specifically for which the entire balance of goodwill has been allocated. There are no other assets subject to IAS 36 impairment testing in this CGU.

Under IAS 36, the carrying value of a CGU subject to impairment testing is compared to the asset's recoverable amount, any future cash flows expected to be provided by the CGU are discounted. Recoverable amount is defined as the greater of value in use and fair value less cost to sell. The discounted cash flow model under IAS 36 indicates that only supportable evidence may be used in the calculations and should generally not use cash flows estimates beyond of a five-year period.

Transition impact: As a result of the application of IFRS, the Company recognized an impairment charge of the entire goodwill balance of $606 thousand as of the transition date related to goodwill as the carrying amount of that CGU exceeded its recoverable amount which the Company has determined to be nil. The impact of the change in applying IFRS at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated statements of financial position:

	June 1,	May 31,
	2010	2011

Decrease in goodwill	$(606)	$(606)

Increase in deficit	$606	$606

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

There was no impact to the consolidated statement of loss and comprehensive loss.

(ii)   Stock-based payments:

IFRS 2 requires the fair value of each tranche of share options be amortized over its vesting period. Canadian GAAP allows for both the aforementioned method as well as the straight-line method of amortizing these costs. Under Canadian GAAP, forfeitures of share options can be accounted for at the time that they occur, whereas under IFRS, the number of share options that would ultimately vest is amortized over their respective vesting period.

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period. In addition under Canadian GAAP the Company does not apply a forfeiture rate. The impact of applying the revised amortization method as well as applying an estimated forfeiture rate to the value of unvested options at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated statements of loss and comprehensive loss:

Year ended
May 31, 2011

Decrease in share-based compensation	$(43)

Consolidated statements of financial position:

	June 1,	May 31,
	2010	2011

Increase (decrease) in stock option equity account	$99	$(43)

Increase (decrease) in deficit	$99	$(43)

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.      Explanation of transition to IFRS (continued):

The Company will apply the requirements of estimating a forfeiture rate on stock options as prescribed under IFRS 2 and continue to amortize the fair value of each tranche of stock options over the related vesting period.

(iii)  Estimates:

In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates. Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

17.      Subsequent events:

(a)	On June 8, 2012, the Company completed a private placement whereby the Company issued 20,625,000 units consisting of one common share and one common share purchase warrant at a price of $0.32 for gross proceeds of $6.6 million. Each common share purchase warrant is exercisable for a period of 24 months from the date of issuance. If after one year the closing price of the common shares on the Toronto Stock Exchange equals or exceeds $0.90 for twenty consecutive days, then the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of the common share purchase warrants. In connection with the private placement the Company paid a cash finder's fee equal to 6% of the gross proceeds of the private placement and issued 1,237,500 finder's warrants (exercisable into units) at an exercise price of $0.32 each.

(b)	On June 27, 2012, the Company repaid the $900 thousand principal and all accrued interest on the outstanding promissory note (note 7).

(c)	In June 2012, 396,500 common share purchase warrants related to the August 2011 public offering (note 9(b)(i)) were exercised for gross proceeds of $178 thousand.

(d)	On August 3, 2012, the Board of Directors issued 1.8 million stock options to directors, officers and employees at an exercise price of $0.48, which was the closing price of the Company's stock on the Toronto Stock Exchange on August 2, 2012. These options will be accounted for in the first quarter of fiscal 2013.