Form 20-F/A
LORUS THERAPEUTICS INC
filed 2013-01-11
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

Amendment No. 1
To
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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Lorus Therapeutics Inc. (the “Company”) for the fiscal year ended May 31, 2012 (the “Form 20-F”), originally filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2012 (the “Original Report”), is being filed in response to comments from the SEC and solely for the purpose of (i) incorporating by reference into the Form 20-F the agreements filed as Exhibits 2.4 through 2.9 of the Original Report, and (ii) to re-file the agreements filed as Exhibits 4.4 and 4.7 to the Original Report, in order to update the information contained therein that is subject to a confidential treatment request by the Company.

This Amendment No. 1 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III) and a signature page.

This Amendment No. 1 speaks as of the initial filing date of the Original Report. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2012 continues to speak as of September 28, 2012 or, to the extent applicable, such other date as may be indicated in the Original Report.

PART III

ITEM 19.  EXHIBITS

Number	Exhibit
1.1 *	Articles of Arrangement.
1.2 *	By-law #2 of the Registrant.
2.1**
Arrangement Agreement dated May 1, 2007, as amended, between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc., GeneSense Technologies Inc. and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007.

2.2***	Warrant Repurchase Agreement dated May 1, 2007 between the Company and The Erin Mills Investment Corporation.
2.3***	Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense Technologies Inc. and The Erin Mills Investment Corporation as amended June 28, 2007.
2.4+♦♦	Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.5+♦♦	Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense Technologies Inc.
2.6+♦♦	Virulizin® and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.7+♦♦	Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.8+♦♦	NuChem Pharmaceuticals Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.9+♦♦	GeneSense Technologies Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and New Lorus.
2.10***	Pinnacle Share Purchase Agreement dated July 10, 2007 between Old Lorus and 6707157 Canada Inc.
2.11+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.
2.12#♦♦	Settlement Agreement dated June 19. 2009 between the Company and The Erin Mills Investment Corporation with respect to the purchase and settlement of $15 million secured convertible debentures.
2.13#♦♦	Asset Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the intellectual property associated with Virulizin®.
2.14#♦♦	Supply and Services Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.15#♦♦	Share Purchase Agreement regarding sale of Pharma Immune Inc dated June 19, 2009 between the Company and The Erin Mills Investment Corporation.
2.16#	Animal Rights License Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.17#♦♦	Amendment, Assignment, Assumption, Novation and Consent Agreement dated June 19, 2009 between the Company, ZOR Pharmaceuticals, LLC, Erin Mills Biotech Inc. and The Erin Mills Investment Corporation.
2.18###	Promissory note dated April 14, 2010 between the Company and Herbert Abramson.
2.19##	List of subsidiaries.
2.20##	Code of Business Conduct and Ethics.
2.21♦	Share Purchase Warrant Indenture dated August 15, 2011 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.
2.22♦	Agency Agreement dated July 20, 2011 in connection with an offering of units between the Company and Euro Pacific Canada Inc.
2.23♦	Commitment Letter for minimum $4 million equity investment dated June 20, 2011 and subsequently amended July 11, 2011 from Mr. Abramson.
2.24	Share Purchase Warrant related to the June 2012 Private Placement
4.1+++	Stock Option Plans.

4.2+++	Form of Officer and Director Indemnity Agreement.
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
4.4♦♦	Exclusive License Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC.
4.5#♦♦	Independent Contractor Services Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.
4.6#♦♦	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC.
4.7♦♦	Non-Exclusive License Agreement dated May 1, 2012 between the Company and Genentech, Inc.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
*	Incorporated by reference to File 0-32001, Form 6-K, dated November 19, 2007.
**	Incorporated by reference to File 1-32001, Form 6-K, dated May 30, 2007.
***	Incorporated by reference to File 1-32001, Form 6-K, dated November 20, 2007.
+	Incorporated by reference to File 1-32001, Form 6-K, dated September 4, 2007.
++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
+++	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 29, 2007.
++++	Incorporated by reference to File 1-32001, Form 6-K, dated April 21, 2008.
♦	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 29, 2011
♦♦	Confidential treatment has been requested for portions of this document which have been omitted and filed separately with the SEC
#	Incorporated by reference to File 1-32001, Form 6-K/A, dated September 27, 2012.
##	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 30, 2009.
###	Incorporated by reference to File 1-32001, Form 20-F/A, Annual Report, dated December 1, 2010.
####	Incorporated by reference to File 1-32001, Form 6-K, dated December 1, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LORUS THERAPEUTICS INC.
By:	/s/ Aiping H. Young
Name: Aiping H. Young Title: President and Chief Executive Officer Date: January 11, 2013

By:	/s/ Elizabeth Williams
Name: Elizabeth Williams Title: Director of Finance and Acting ChiefFinancial Officer Date: January 11, 2013

EXHIBIT INDEX

Number	Exhibit
1.1 *	Articles of Arrangement.
1.2 *	By-law #2 of the Registrant.
2.1**
Arrangement Agreement dated May 1, 2007, as amended, between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc., GeneSense Technologies Inc. and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007.

2.2***	Warrant Repurchase Agreement dated May 1, 2007 between the Company and The Erin Mills Investment Corporation.
2.3***	Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, GeneSense Technologies Inc. and The Erin Mills Investment Corporation as amended June 28, 2007.
2.4+♦♦	Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.5+♦♦	Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and GeneSense Technologies Inc.
2.6+♦♦	Virulizin® and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.7+♦♦	Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.8+♦♦	NuChem Pharmaceuticals Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and GeneSense Technologies Inc.
2.9+♦♦	GeneSense Technologies Inc. Share Purchase Agreement dated July 10, 2007 between Old Lorus and New Lorus.
2.10***	Pinnacle Share Purchase Agreement dated July 10, 2007 between Old Lorus and 6707157 Canada Inc.
2.11+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.
2.12#♦♦	Settlement Agreement dated June 19. 2009 between the Company and The Erin Mills Investment Corporation with respect to the purchase and settlement of $15 million secured convertible debentures.
2.13#♦♦	Asset Purchase Agreement dated June 19, 2009 between the Company and The Erin Mills Investment Corporation under which the Company sold the intellectual property associated with Virulizin®.
2.14#♦♦	Supply and Services Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.15#♦♦	Share Purchase Agreement regarding sale of Pharma Immune Inc dated June 19, 2009 between the Company and The Erin Mills Investment Corporation.
2.16#	Animal Rights License Agreement dated June 19, 2009 between the Company and Erin Mills Biotech Inc.
2.17#♦♦	Amendment, Assignment, Assumption, Novation and Consent Agreement dated June 19, 2009 between the Company, ZOR Pharmaceuticals, LLC, Erin Mills Biotech Inc. and The Erin Mills Investment Corporation.
2.18###	Promissory note dated April 14, 2010 between the Company and Herbert Abramson.
2.19##	List of subsidiaries.
2.20##	Code of Business Conduct and Ethics.
2.21♦	Share Purchase Warrant Indenture dated August 15, 2011 between the Company and Computershare Trust Company of Canada regarding the provision for issuance of common share purchase warrants.
2.22♦	Agency Agreement dated July 20, 2011 in connection with an offering of units between the Company and Euro Pacific Canada Inc.
2.23♦	Commitment Letter for minimum $4 million equity investment dated June 20, 2011 and subsequently amended July 11, 2011 from Mr. Abramson.
2.24	Share Purchase Warrant related to the June 2012 Private Placement
4.1+++	Stock Option Plans.
4.2+++	Form of Officer and Director Indemnity Agreement.
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
4.4♦♦	Exclusive License Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC.
4.5#♦♦	Independent Contractor Services Agreement dated April 8, 2008 between the Company and ZOR Pharmaceuticals, LLC Pharmaceuticals LLC.

4.6#♦♦	Limited Liability Company Agreement dated April 8, 2008 between the Company and ZBV I, LLC.
4.7♦♦	Non-Exclusive License Agreement dated May 1, 2012 between the Company and Genentech, Inc.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
*	Incorporated by reference to File 0-32001, Form 6-K, dated November 19, 2007.
**	Incorporated by reference to File 1-32001, Form 6-K, dated May 30, 2007.
***	Incorporated by reference to File 1-32001, Form 6-K, dated November 20, 2007.
+	Incorporated by reference to File 1-32001, Form 6-K, dated September 4, 2007.
++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
+++	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 29, 2007.
++++	Incorporated by reference to File 1-32001, Form 6-K, dated April 21, 2008.
♦	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 29, 2011
♦♦	Confidential treatment has been requested for portions of this document which have been omitted and filed separately with the SEC
#	Incorporated by reference to File 1-32001, Form 6-K/A, dated September 27, 2012.
##	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 30, 2009.
###	Incorporated by reference to File 1-32001, Form 20-F/A, Annual Report, dated December 1, 2010.
####	Incorporated by reference to File 1-32001, Form 6-K, dated December 1, 2010.