Form 20-F
period 2013-05-31
LORUS THERAPEUTICS INC
filed 2014-05-16
CIK 882361

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.For the fiscal year ended May 31, 2013.
Or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from ________ to ________ .
Or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report _______________.
Commission file number 001-32001

LORUS THERAPEUTICS INC.

(Exact Name of Registrant as Specified in Its Charter)

Canada

(Jurisdiction of Incorporation or Organization)

2 Meridian Road

Toronto, Ontario

M9W 4Z7

Canada

(Address of Principal Executive Offices)

Gregory Chow

Chief Financial Officer

2 Meridian Road

Toronto, Ontario M9W 4Z7

Canada

Telephone: (416) 798-1200

Facsimile: (416) 798-2200

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

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

Common Shares, without par value, at May 31, 2013: 42,251,081

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

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☒

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

Yes ☐ No ☒

GENERAL

On July 10, 2007 (the ”Arrangement Date”), Lorus Therapeutics Inc. completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one Lorus Common Share and the assets (excluding certain deferred tax assets) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to Lorus and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date. In this Annual Report on Form 20-F, all references to “Lorus”, the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and Lorus Therapeutics Inc. (and where the context requires, Lorus Therapeutics Inc. and its subsidiary) after the Arrangement Date. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the fiscal year ended May 31, 2013.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of U.S. securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our plans to secure strategic partnerships to assist in the further development of our product candidates;

•	our plans to conduct clinical trials and pre-clinical programs;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;

•	our plans, objectives, expectations and intentions; and

•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our lack of product revenues and history of operating losses;

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

1

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	our ability to recruit patients for clinical trials;

•	the progress of our clinical trials;

•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of a reorganization of the Company that occurred in 2007;

•	our ability to negotiate and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain and maintain patent protection;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•	other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of these factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.           Selected financial data.

The following tables present our selected consolidated financial data. You should read these tables in conjunction with our audited Consolidated Financial Statements and accompanying notes included in Item 18 of this Annual Report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 5 of this Annual Report.

The selected consolidated financial information set forth below for each of the two years ended May 31, 2013 and 2012, has been derived from the Company's audited consolidated financial statements as at and for the financial years ended May 31, 2013 and 2012 filed as part of this Form 20-F under Item 18. These consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto.

Selected IFRS financial data for the years ended May 31, 2010 and 2009 have not been included in this Annual Report on Form 20-F because IFRS financial statements for such periods have not previously been prepared and could not be prepared without unreasonable effort and expense. We changed our basis of accounting to IFRS beginning with the quarter ended August 31, 2011. Prior to the adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States for purposes of our SEC reporting.

The following table presents a summary of our consolidated statement of operations derived from our audited Consolidated Financial Statements for the fiscal years ended May 31, 2013, 2012 and 2011.

Consolidated statements of operations data

(In thousands, except per share data)
	May 31, 2013	May 31, 2012	May 31, 2011
In accordance with IFRS
Revenue	$—	$—	$—
Research and development	$3,317	$2,170	$2,518
General and administrative	$2,272	$2,430	$2,420
Operating expenses	$5,589	$4,600	$4,938
Finance expense	$6	$20	$71
Finance income	$(30)	$(6)	$(14)
Net loss	$(5,565)	$(4,614)	$(4,995)
Basic and diluted loss per Common Share	$(0.13)	$(0.23)	$(0.38)
Weighted average number of Common Shares outstanding	42,251	20,260	13,157

The following table presents a summary of our consolidated balance sheet as at May 31, 2013, 2012 and 2011. We publish our consolidated financial statements in Canadian (“CDN”) dollars. In this Annual Report, except where otherwise indicated, all amounts are stated in CDN dollars.

Consolidated balance sheet data

(In thousands, except per share data)	As at May 31,
	2013	2012	2011
In accordance with IFRS
Cash and cash equivalents	$653	$320	$911
Total assets	$1,035	$668	$1,398
Total debt	$1,816	$2,696	$1,159
Total shareholders’ equity (deficit)	$(781)	$(2,028)	$239
Number of Common Shares outstanding	42,251	21,228	15,685
Dividends paid on Common Shares	—	—	—

The following table sets out the exchange rates of CDN$ for US$1.00 for the following periods as taken from the Bank of Canada’s website:

Period	Average Close
Month Ended April 30, 2014	1.0990
Fiscal Year Ended May 31, 2013	1.0042
Fiscal Year Ended May 31, 2012	1.0005
Fiscal Year Ended May 31, 2011	1.0066
Fiscal Year Ended May 31, 2010	1.0635
Fiscal Year Ended May 31, 2009	1.1567

The following table sets forth the high and low exchange rates for each month during the previous six months.

Period	High	Low
April 2014	$1.0857	$1.1054
March 2014	$1.0955	$1.1279
February 2014	$1.0939	$1.1195
January 2014	$1.0974	$1.0909
December 2013	$1.0669	$1.0616
November 2013	$1.0509	$1.0469

B.           Capitalization and indebtedness.

Not applicable.

C.           Reasons for the offer and use of proceeds.

Not applicable.

D.           Risk factors.

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our Common Shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this Annual Report. Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, prospects or results of operations. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely be materially adversely affected. In that case, the trading price of our Common Shares could decline and you may lose all or part of the money you paid to buy our Common Shares. The risks set out below are not the only risks and uncertainties we currently face; other risks may arise in the future.

RISKS RELATED TO OUR BUSINESS

We are an early stage development company.

We are at an early stage of development. Since our incorporation, none of our potential products has obtained regulatory approval for commercial use and sale in any country, except for Virulizin, for which we have no control over commercialization efforts. We currently do not receive any revenue from sales of Virulizin. As such, no significant revenues have resulted from product sales. Significant additional investment will be necessary to complete the development of any of our product candidates. Preclinical and clinical trial work must be completed before our potential products could be ready for use within the markets that we have identified. We may fail to develop any products, obtain regulatory approvals, enter clinical trials or commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace. We also do not know whether sales, license fees or related royalties will allow us to recoup any investment we make in the commercialization of our products.

The product candidates we are currently developing are not expected to be commercially viable for at least the next several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our potential products may not be effective or may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate LOR-253, has recently completed a Phase I clinical trial in patients with solid tumors, and we have reported initial results. Additional funding or a partnership will be necessary to complete, if required, a Phase II or Phase III clinical trial. Such funding may be very difficult, or impossible to raise in the public or private markets or through partnerships. If funding or partnerships are not attainable, the development of these product candidates may be significantly delayed or stopped altogether. The announcement of a delay or discontinuation of development would likely have a negative impact on our share price.

We need to raise additional capital.

We have an ongoing need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issues, debt issuances (including promissory notes), collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. Additional funding may not be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

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

We have not been profitable since our inception in 1986. Under IFRS, we reported net losses of $5.6 million and $4.6 million for the fiscal years ended May 31, 2013 and 2012, respectively, and as of May 31, 2013, we had an accumulated deficit of $200 million.

We have not generated any significant revenue to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidate LOR-253 as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We may be unable to obtain partnerships for our product candidates, which could curtail future development and negatively affect our share price. In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. These third parties may not perform their obligations as expected and our collaborators may not devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, and our current or future collaborative arrangements may not be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability and we may not be able to continue to develop our product candidates. Phase II and Phase III clinical trials for LOR-253 would require significant amounts of funding and such funding may not be available to us.

Clinical trials are long, expensive and uncertain processes and Health Canada or the United States Food and Drug Administration (“FDA”) may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our product candidates has received regulatory approval for commercial use and sale in North America, other than Virulizin. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. Approval in one country does not assure approval in another country. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale. The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in Phase I clinical trials may not be repeated in larger Phase II or Phase III clinical trials.

Our preclinical studies and clinical trials may not generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected. For example, as our lead product candidate LOR-253 has completed the Phase I testing in patients with solid tumors, for which we previously reported initial data, there is still a long development path ahead which will take many years to complete and like all of our potential drug candidates is prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials is required if we are to complete development of our products.

Later stage clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner, particularly in smaller indications and indications where this is significant competition for patients. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials also may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price.

We have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees.

In connection with the reorganization that we undertook in fiscal year 2008, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

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

This indemnification obligation could result in significant liability to us. To date no amount has been claimed on this indemnification obligation. Should a claim arise under this indemnification obligation it could result in significant liability to the Company which could have a negative impact on our liquidity, financial position, and ability to obtain future funding among other things.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and make public statements regarding, the expected timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, the partnership of our product candidates and our ability to secure the financing necessary to continue the development of our product candidates. The actual timing of these events can vary dramatically due to factors within and beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, market conditions and interest by partners in our product candidates among other things. Our clinical trials may not be completed, and we may not make regulatory submissions or receive regulatory approvals as planned, or that we will secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

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

Consequently, our competitors may obtain Health Canada FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

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

Publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date. We may not be aware of such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

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

Others may design around our patented technology. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. Our pending patent applications, even if issued, may not be held valid or enforceable.

Trade secrets

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights or obtain adequate compensation for the damages caused by unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators also may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, or others may infringe on our intellectual property rights which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize LOR-253, our lead product candidate. In addition, third parties may assert infringement or other intellectual property claims against us. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license third-party technology, a license under such patents and patent applications may not be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology. We may also need to bring claims against others who we believe are infringing our rights in order to become or remain competitive and successful. Any such claims can be time consuming and expensive to pursue.

If product liability, clinical trial liability or environmental liability claims are brought against us or we are unable to obtain or maintain product liability, clinical trial or environmental liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability, clinical trial liability, environmental liability and other risks that are inherent in the testing, manufacturing and marketing of our products. These liabilities, if realized, could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected. In general, insurance will not protect us against some of our own actions, such as negligence.

As the Corporation’s development activities progress towards the commercialization of product candidates, our liability coverage may not be adequate, and the Corporation may not be able to obtain adequate product liability insurance coverage at a reasonable cost, if at all. Even if the Corporation obtains product liability insurance, its financial position may be materially adversely affected by a product liability claim. A product liability claim could also significantly harm the Corporation’s reputation and delay market acceptance of its product candidates. Additionally, product recalls may be issued at the direction of the FDA, other government agencies or other companies having regulatory control for pharmaceutical sales. If a product recall occurs in the future, such a recall could adversely affect our business, financial condition or reputation.

We have no manufacturing capabilities and face supply risks. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-253 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If the supply of necessary components is interrupted, components from alternative suppliers may not be available in sufficient volumes or at acceptable quality levels within required timeframes, if at all, to meet the needs of the Corporation. An inability to contract for a sufficient supply of our product candidates on acceptable terms, or delays or difficulties in the manufacturing process or our relationships with our manufacturers, may lead to us not having sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved. This may lead to substantial lost revenue opportunity and contract liability to third parties.

Reliance on Licensor(s) to Maintain Patent Rights

The Corporation's commercial success depends, in part, on maintaining and defending patent rights related to products that the Corporation may market in the future. Since the Corporation may not fully control the patent prosecution of any licensed patent applications it is possible that the licensors will not devote the same resources or attention to the prosecution of the licensed patent applications as the Corporation would if it controlled the prosecution of the applications. The licensors may also not pursue and successfully prosecute, enforce or defend any potential patent infringement or invalidity claim, may fail to maintain their issued patents or prosecute or maintain their patent applications, or may pursue any litigation less aggressively than the Corporation would. Consequently, the resulting patent protection, if any, may not be as strong or comprehensive, which could have a material adverse effect on the Corporation.

Extensive Government Regulation

Government regulation is a significant factor in the development, production and marketing of the Corporation’s products. Research and development, testing, manufacture, marketing and sales of pharmaceutical products or related products are subject to extensive regulatory oversight, often in multiple jurisdictions, which may cause significant additional costs and/or delays in bringing products to market, and in turn, may cause significant losses to investors. The regulations applicable to the Corporation's product candidates may change. Even if granted, regulatory approvals may include significant limitations on the uses for which products can be marketed or may be conditioned on the conduct of post-marketing surveillance studies. Failure to comply with applicable regulatory requirements can, among other things, result in warning letters, the imposition of civil penalties or other monetary payments, delay in approving or refusal to approve a product candidate, suspension or withdrawal of regulatory approval, product recall or seizure, operating restrictions, interruptions of clinical trials or manufacturing, injunctions or criminal prosecution. In addition, regulatory agencies many not approve the labeling claims that are necessary or desirable for the successful commercialization of the Corporation’s product candidates.

Requirements for regulatory approval vary widely from country to country. Whether or not approved in Canada or the United States, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in Canada or the United States. Approved drugs, as well as their manufacturers, are subject to continuing and ongoing review, and discovery of problems with these products or the failure to adhere to manufacturing or quality control requirements may result in regulatory restrictions being imposed

Risks Related To Our Common Shares

Our share price has been and will continue to be volatile and an investment in our Common Shares could suffer a decline in value.

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

The issuance of Common Shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our Common Shares. Sales by existing shareholders of a large number of our Common Shares in the public market and the issuance of Common Shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our Common Shares to decline and have an undesirable impact on our ability to raise capital.

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

An active trading market in our Common Shares may not be sustained.

Our Common Shares are listed for trading on the Toronto Stock Exchange. However, an active trading market in our Common Shares on the stock exchange may not be sustained and we may not be able to maintain our listing.

There is a limited market for our Common Shares in the United States.

There currently is a limited market for our Common Shares in the United States. If shareholders in the United States are unable to sell their Common Shares in the United States, they may have to sell their Common Shares over the Toronto Stock Exchange (the “TSX”), which may expose the selling shareholders to currency exchange risk. In addition, because we are not listed on any United States stock exchange, resales of our Common Shares to United States residents under state securities or “blue sky” laws are likely to be limited to unsolicited transactions.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Canada. Many of our directors and officers, and all of the experts named in this Annual Report and the documents incorporated by reference into this Annual Report, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

We are likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended May 31, 2013, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that we may not satisfy record keeping requirements that apply to a qualified electing fund, and we may not supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

Item 4.          Information on the Company

A.	History and development of the company.

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

On the Arrangement Date, Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc. (“New Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. As a result of the plan of arrangement and reorganization, each Common Share of Old Lorus was exchanged for one Common Share of New Lorus. New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7 and our phone number is (416) 798-1200. Our corporate website is www.lorusthera.com. The contents of the website and items accessible through the website are specifically not incorporated in this Annual Report by reference.

Lorus’ subsidiary is NuChem Pharmaceuticals Inc. (“NuChem”), a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital.

Our Common Shares are listed on the TSX under the symbol “LOR”.

Lorus is a clinical stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies.

Our success is dependent upon several factors, including recruitment and retention of skilled personnel, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our drug candidates in clinical trials, securing strategic partnerships and obtaining the necessary regulatory approvals to market our products.

We believe the future of cancer treatment and management lies in selecting for treatment patients having cancers that are predisposed to response based on a drug’s unique mechanism of action. Our opinion is that many drugs currently approved for the treatment and management of cancer are not selective for the specific genetic alterations (targets) that cause the patient’s tumor and hence lead to significant toxicities due to off-target effects. Lorus’ strategy is to continue the development of our product pipeline across several therapeutic indications in oncology with therapeutics addressing novel targets that drive particular types of cancers. We also strive to optimize our therapeutics for synergy with currently available, commercialized therapeutics for a drug combination regimen with enhanced efficacy. We evaluate the merits of each drug candidate throughout the clinical trial process and will consider partnering a program when appropriate.

Capital Expenditures and Divestitures

Not applicable.

B.	Business overview.

Lorus is a clinical stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies.

We believe the future of cancer treatment and management lies in the prospective selection and treatment of patients predisposed to response based on a drug’s unique mechanism of action. We are of the view that many drugs currently approved for the treatment and management of cancer are not selective for the specific genetic alterations (targets) that cause the patient’s tumor and hence lead to significant toxicities due to off-target effects. Lorus’ strategy is to continue the development of our programs that address a common underlying pathway within a patient population, and we intend to apply this strategy across several therapeutic indications in oncology, including hematologic malignancies and solid tumor indications. Our lead program, LOR-253, is a first-in-class inducer of the Krüppel-like factor 4 gene (the “Klf4 Gene”) for patients with advanced hematologic malignancies, including acute myeloid leukemia (“AML”) and myelodysplastic syndromes (“MDS”).

Krüppel-Like Factor 4 & CDX2

Krüppel-like factors constitute a diverse family of genes (the “Klf Genes”) that act by modifying the expression levels of other genes that control essential cellular processes such as proliferation, migration, differentiation, cell death and metastasis. Approximately 17 Klf Genes are known, with an array of roles that include serving as innate tumor suppressors. The Klf Genes give rise to the production of proteins (the “KLF Proteins”). Structurally, KLF Proteins include DNA binding domains that allow for the identification and regulation of other genes. Of particular importance, the Krüppel-like factor 4 protein (the “KLF4 Protein”) is also reported to be impacted by the embryonic gene, Cdx2 (the “Cdx2 Gene”).

The Cdx2 Gene, while not activated in the bone marrow and blood cells of normal adults, was observed to be activated in the malignant cells in a majority of patients with AML. It has subsequently been noted that the gene product of the Cdx2 Gene, the protein CDX2 (the “CDX2 Protein”), had the most profound intracellular impact on KLF4 Protein levels by binding, and epigenetically silencing the Klf4 Gene (Faber et. al., J Clin Invest. 2013;123(1):299–314). In other words, while the sequence of the bases in the DNA in the gene remain intact, those bases are modified chemically to reduce the expression of the gene. In subsequent studies from Faber et. al., it was demonstrated that induction of the Cdx2 Gene, in cells lacking CDX2 Protein, subsequently decreased KLF4 Protein levels and promoted proliferation (Figure 1, First Bullet), while silencing the Cdx2 Gene in cells possessing CDX2 Protein alleviated the suppression of the Klf4 Gene and restored innate function (Figure 1, Second Bullet) to drive cellular apoptosis (programmed cell death) in AML cells. Further, in cells possessing an active Cdx2 Gene, Faber et. al. inserted an active Klf4 Gene to overcome innate KLF4 Protein suppression, and revealed that increased KLF4 Protein promoted apoptosis (Figure 1, Third Bullet).

Figure 1: Studies Assessing the Role of KLF4 in AML Cells

It has been suggested by Faber et. al. that a multitude of genetic abnormalities culminate in the aberrant expression of the Cdx2 Gene and ultimately converge on decreased Klf4 Gene transcription to yield diminished KLF4 Protein levels. This CDX2 Protein-KLF4 Protein signature was speculated by Faber et. al. to be a potential trigger for AML based on the aforementioned pro-proliferative outcomes of diminished KLF4 levels and the absence of this protein signature in healthy patient samples. Notably, it was observed by Scholl et. al. in 2007 (J. Clin. Invest. 117:1037–1048 (2007) that approximately 40% of patients with higher risk MDS possessed increased CDX2 Protein levels, and may represent the portion of the MDS population progressing to AML. Other opportunities in oncology in which the Klf4 Gene has been implicated to play a role include colorectal, gastric, cervical, prostate and lung cancers, among others.

LOR-253: Lead Clinical Program

Our lead program is LOR-253, a small molecule found to induce the transcription of the Klf4 Gene in vitro studies. LOR-253 was discovered and identified by Lorus scientists based upon the magnitude of its antiproliferative and anti-metastatic activity across a multitude of cell lines. In vitro studies conducted at Lorus have demonstrated significant potency (nanomolar IC50 concentrations) of LOR-253 in AML cell lines, and ten to 1000 times greater potency than in solid tumor cell lines. In vitro analyses with relevant AML cell lines, including THP1, HL-60 and Kasumi-1, have demonstrated that LOR-253 led to significant elevation of KLF4 Protein levels, with the anticipated increase in cyclin-dependent kinase inhibitor 1 (p21, a protein that halts the cell cycle and prevents cells from proliferating), caspase-3 (an enzyme activated during programmed cell death to chop up other proteins), and Annexin-V (a protein used as a marker for the initiation of programmed cell death), leading to G1 cell cycle arrest and apoptosis (programmed cell death). LOR-253 is administered as an intravenous infusion in patients. We have reported initial results from a Phase I clinical study of LOR-253 in patients with various solid tumors which indicated that LOR- 253 was safe and well tolerated with indications of anti-tumor activity as a single agent. Our plans are to advance LOR-253 to a Phase Ib clinical study in relapsed / refractory hematologic malignancies, including patients with AML, MDS and various lymphomas, based upon the common underlying, leukemia-causing profile of Klf4 Gene suppression. The development of LOR-253 currently represents the main focus of Lorus.

Lorus is currently pursuing the clinical development of LOR-253 in AML, based on in vitro data demonstrating significant sensitivity to AML cell lines and recent academic research implicating up-regulation of the CDX2 Protein, and suppression of the KLF4 Protein, as a possible leukemogenic trigger in AML. This CDX2 Protein-KLF4 Protein signature has been observed to be absent in the normal hematopoietic stem and progenitor cells of healthy individuals. The CDX2 Protein is reported by Faber et. al. to epigenetically silence the Klf4 Gene tumor suppressor as a critical oncogenic event (transforming normal cells to cancer cells) in AML, and LOR-253 has demonstrated the ability in preclinical investigations to up-regulate the Klf4 Gene and induce tumor-killing effect. We believe these findings warrant investigation of the potential clinical utility of LOR-253 in the treatment of patients with suppressed Klf4 Gene in AML, MDS, and, potentially, other hematologic malignancies.

Lorus is currently developing and validating a companion diagnostic for LOR-253. The diagnostic will assess the extent of genetic expression of Cdx2 and Klf4 in patients as a potential predictor of response to therapy with LOR-253, as well as assess post-treatment expression levels as biomarkers of efficacy.

Acute Myeloid Leukemia

AML is a rapidly progressing cancer of the blood and bone marrow characterized by the uncontrolled proliferation of dysfunctional myeloblasts that do not mature into healthy blood cells. It is the most common form of acute leukemia in adults. The American Cancer Society estimates there were approximately 14,590 new cases of AML and approximately 10,370 deaths from AML in the U.S. in 2013 and that there will be approximately 18,860 new cases of AML and approximately 10,460 deaths from AML in the U.S. in 2014. Standard induction therapy with chemotherapy is successful in many AML patients, but the majority of these patients will relapse with treatment refractory disease. Typical relapse rates in patients less than, and greater than, 60 years of age are approximately 48%and 71%respectively, as reported by Datamonitor Healthcare

Myelodysplastic Syndromes

MDS are a group of blood and bone marrow disorders. In MDS, stem cells do not mature normally, and the number of blasts (immature cells) and dysplastic (abnormally developed) cells increases. Also, the number of healthy mature cells decreases, meaning there are fewer normal red blood cells, white blood cells, and platelets. The numbers of blood cells are often called blood cell counts. Because of the decrease in healthy cells, people with MDS often have anemia (a lowered blood cell count), and may have neutropenia (a low white blood cell count) and thrombocytopenia (a low platelet count). Also, the chromosomes (long strands of genes) in the bone marrow cells may be abnormal. According to the American Cancer Society, there are approximately 13,000 new cases of MDS annually in the US. Additionally, Datamonitor Healthcare reports median survival in higher risk MDS patients may range between five months and two years. There are several subtypes of MDS, and some subtypes of MDS may eventually turn into AML.

Solid Tumors

Phase 1 data with LOR-253 in patients with solid tumors and extensive preclinical data in solid tumor cells, including non-small cell lung cancer (“NSCLC”), have identified an opportunity for LOR-253 in patients possessing cancers with reduced Klf4 Gene expression. Our prior Phase 1 study with LOR-253 also exhibited a favorable safety profile for LOR-253 without an identified maximally tolerated dose over a 28-day cycle. Various solid tumors have exhibited suppressed levels of Klf4 Gene in scientific publications, including colorectal, gastric, pancreatic and cervical cancers, as well as NSCLC. NSCLC is an indication that we consider to have a large market potential and important unmet need worldwide, in which the Klf4 Gene is a tumor suppressor that is present in case-matched normal cells but depressed in NSCLC tumor cells. Lorus may evaluate the clinical utility of LOR-253 in additional studies in a subset of NSCLC patients that may be predisposed to a response with a therapeutic activating the Klf4 Gene.

Undisclosed Program

In April 2013, Lorus entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company (“Elanco”), to investigate a new proprietary series of Lorus’ compounds for veterinary medicine. Pursuant to the agreement, Elanco will fund the research program and was granted an exclusive option to license the worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated if the option is exercised by Elanco. Lorus retains the rights to develop and commercialize these compounds for human use and intends to use the animal data from the collaboration as a basis for a partnership with a third party that will seek to develop the technology for the treatment of patients with cancer. Lead optimization is underway and the next goal is to identify a clinical drug candidate which can be developed for both human and animal use.

Subsequent Events

June 2013 Private Placement

In June 2013, Lorus completed a private placement of units consisting of (i) $ 1,000 principal amount of unsecured promissory notes; and (ii) 1,000 Common Share purchase warrants at a price of $ 1,000 per unit, for aggregate gross proceeds of $893,000.

Strategic Review Process

On September 12, 2013, the Corporation formed a special committee, the Special Committee, composed of independent directors to review strategic alternatives available to the Corporation, designed to secure the long-term financial and operational sustainability of the Corporation with a view to enhance shareholder value. On October 28, 2013, the Special Committee, after having considered and reviewed a number of options, concluded its review. The Special Committee recommended that the board of directors of Lorus (the “Board”) approve the appointments of William G. Rice, Ph.D. as Chief Executive Officer and Chairman of the Board and of Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Corporation’s Senior Vice President of Medical Affairs.

September 2013 Private Placement

On September 26, 2013, the Corporation completed a private placement of convertible promissory notes for aggregate gross proceeds of $600,000 to maintain the research and development activities of the Corporation while the Special Committee was continuing to review strategic alternatives available to the Corporation. An additional $150,000 was raised subsequently under unsecured non-convertible loans.

Changes in Management

On October 28, 2013, William G. Rice, Ph.D., was appointed as Chief Executive Officer of the Corporation and Chairman of the Board, while former Chief Executive Officer of the Corporation, Dr. Aiping Young, continued as President and Chief Operating Officer until she departed the Corporation on March 18, 2014. On October 28, 2013, Lorus also appointed Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Corporation’s Senior Vice President of Medical Affairs. Dr. Von Hoff is an independent contractor and advisor, but is not an employee of Lorus. The Board, after receiving the recommendation of the Special Committee, unanimously approved the appointments. In doing so, the Board determined that such appointments were in the best interest of Lorus, as they were considered to enhance the management team and advisory team with the addition of two seasoned and experienced biotechnology executives bringing extensive clinical development and capital raising experience and improving the awareness and presence of the Corporation in the United States. William G. Rice, Ph.D., as the new Chief Executive Officer of the Corporation and Chairman of the Board, was authorized and mandated by the Board to explore all available options to maximize shareholder value. On April 10, 2014, Dr. Rice was additionally appointed as President of the Corporation.

On October 29, 2013, Brian Druker, M.D., was appointed as the Chair of the Corporation’s Scientific Advisory Board. Like Dr. Von Hoff, Dr. Druker is an independent contractor and advisor, but not any employee of Lorus.

On December 2, 2013, Avanish Vellanki was appointed as Chief Business Officer of the Corporation to manage global business development, licensing and corporate strategy, and Gregory K. Chow was appointed as Chief Financial Officer of the Corporation and assumed global responsibility for corporate finance and accounting functions for the Corporation. On April 10, 2014, Mssrs. Vellanki and Chow were additionally appointed as Senior Vice Presidents of the Corporation.

December 2013 Public Offering and Over Allotment

On December 10, 2013, the Company completed a public offering of Common Shares. The Company issued a total of 12,730,000 Common Shares at a purchase price of $0.55 per Common Share, for aggregate gross proceeds of $7,001,500.

In January 2014, the underwriters exercised in full their over-allotment option to purchase an additional 1,909,500 Common Shares of the Company at a purchase price of $0.55 per Common Share, in connection with the December 10, 2013 public offering. As a result of the exercise of this over-allotment option, Lorus received additional gross proceeds of $1,050,225 and raised total gross proceeds of $8,051,725 from this public offering.

April 2014 Public Offering

In April 2014, the Company completed a public offering of Common Shares. The Company issued a total of 56,500,000 Common Shares at a purchase price of $0.50 per Common Share, including 6,500,000 Common Shares sold pursuant to the partial exercise of an over-allotment option, for aggregate gross proceeds of $28,250,000.

LOR-253 Development

On October 29, 2013, the Corporation announced that it will pursue the clinical development of LOR-253, its small molecule inducer of the tumor suppressor KLF4, in AML and other hematologic malignancies.

Agreements

Manufacturing Agreements

We currently rely upon subcontractors for the manufacture of our drug candidates. The subcontractors manufacture clinical material according to current Good Manufacturing Practices, or GMPs, at contract manufacturing organizations that have been approved by our quality assurance department staff, after having conducted audits to ensure such manufacturers meet the requirements of the relative regulatory authorities.

Manufactured product for clinical purposes is tested for conformance with product specifications prior to release by our quality assurance staff. GMP batches of our drug candidates are subjected to prospectively designed stability test protocols.

License Agreements

Genentech Inc.

The Company holds a non-exclusive license from Genentech Inc. (“Genentech”) to certain patent rights to develop and sub-license a specified polypeptide. In consideration of the license, the Company paid an upfront amount and could be required to pay to Genentech additional milestones and royalties on sales. The initial amount paid upfront was a one-time non-creditable, non-refundable fee which was immaterial to the Company. The aggregate milestone amounts payable under the agreement total $2,325,000. Additionally, the Company is obligated to make royalty payments after the first commercial sale of the polypeptide within a range of 1% to 5% on a country by country basis on an aggregate worldwide scale of net sales. No milestone or royalty payments under this agreement have become due and the Company does not expect to make any milestone or royalty payments under this agreement during the fiscal year ending May 31, 2014. The Company cannot reasonably predict when such royalties will become payable, if at all. The agreement will terminate upon the expiration of the last patent, which is expected to be in 2020. The agreement may be terminated (i) by the Company for any reason upon 60 days prior written notice to Genentech or (ii) by Genentech for any material breach of the agreement by the Company, provided that the Company has the option to cure such breach within 30 days following written notice by Genentech.

Collaboration Agreements

Elanco

In April 2013, Lorus entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company, to investigate a new proprietary series of Lorus’ compounds for veterinary medicine. Pursuant to the agreement, Elanco agreed to fund the research program and was granted an exclusive option to license from Lorus our worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated if the option is exercised by Elanco. Lorus retains the rights to develop and commercialize these compounds for human use and intends to use the animal data from the collaboration as a basis for a partnership with a third party to develop the technology for the treatment of patients with cancer. Lead optimization is underway and the next goal is to identify a clinical drug candidate that can be developed for both human and animal use.

Cancer Research UK

In November 2012, Lorus entered into a clinical trial and option agreement with Cancer Research UK to develop IL-17E through to a Phase I clinical trial. IL-17E (also known as IL-25) is a cytokine that plays an important role in inflammation. Lorus scientists were the first to discover the anticancer properties of IL-17E against a range of solid tumors, including human melanoma, pancreatic, colon, lung, ovarian and breast tumor models, with very low toxicity. Cancer Research UK, through its Clinical Development Partnerships program, had agreed to fund and complete the preclinical studies, non-clinical toxicology studies and a Phase I clinical study in solid tumors. This agreement was terminated by Cancer Research UK in early 2014.

Other

From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended. These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a product candidate.

Business Strategy

Our business strategy is based on the identification and development of novel therapies that are effective, with fewer side effects than currently available therapies. In order to minimize single technology-related risks, we have adopted the following technology approaches:

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

April 2014 Public Offering

Subsequent to the fiscal year ended May 31, 2013, in April 2014 the Company completed a public offering of Common Shares. The Company issued a total of 56,500,000 Common Shares at a purchase price of $0.50 per Common Share, including 6,500,000 Common Shares sold pursuant to the partial exercise of an over-allotment option, for aggregate gross proceeds of $28,500,000.

December 2013 Public Offering and Over Allotment

Subsequent to the fiscal year ended May 31, 2013, on December 10, 2013 the Company completed a public offering of Common Shares. The Company issued a total of 12,730,000 Common Shares at a price of $0.55 per Common Share, for aggregate gross proceeds of $7,001,500. A related party of the Company by virtue of exercising control or direction over more than 10% of the then outstanding Common Shares of the Company participated in the Offering and acquired an aggregate of 1,820,000 Common Shares.

In January 2014, the underwriters for our December 2013 public offering exercised in full their over-allotment option to purchase an additional 1,909,500 Common Shares, at a purchase price of $0.55 per Common Share. As a result of the exercise of this over-allotment option, Lorus received additional gross proceeds of $1,050,225 and raised total gross proceeds of $8,051,725 from the public offering.

September 2013 Private Placements

Subsequent to our fiscal year ended May 31, 2013, in September 2013 the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600,000.

Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into Common Shares at a purchase price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Also in September 2013, the Company received unsecured non-convertible loans in the aggregate principal amount of $150,000. The loans were unsecured, bore interest at a rate of 10% per annum payable quarterly and had a maturity date of September 30, 2015. The notes and all accrued and unpaid interest thereon were repaid on April 25, 2014.

June 2013 Private Placement

Subsequent to our fiscal year ended May 31, 2013, in June 2013, Lorus completed a private placement of units consisting of (i) a $1,000 principal amount of unsecured promissory notes; and (ii) 1,000 Common Share purchase warrants at a price of $1,000 per unit, for aggregate gross proceeds of $893,000. In July 2013, an additional $25,000 of unsecured promissory notes were issued in the private placement for total gross proceeds of $918,000.

The promissory notes bore interest at a rate of 10% per annum, payable monthly, and had a maturity date of June 19, 2014. Each warrant entitled the holder thereof to acquire one Common Share at a price per Common Share equal to $0.25, at any time through June 19, 2015. The maximum number of Common Shares issuable in connection with the private placement, assuming the exercise of all warrants, is 918,000 Common Shares.

The promissory notes and all accrued and unpaid interest thereon were repaid on April 22, 2014.

June 2012 Private Placement

On June 8, 2012, we completed a private placement of 20,625,000 units at a subscription price of $0.32 per unit. Each unit consisted of one Common Share and one Common Share purchase warrant for aggregate gross proceeds to Lorus of $6,600,000.

Each warrant is exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45 per share. If after one year the closing price of the Common Shares on the TSX equals or exceeds $0.90 for twenty consecutive days, then we may send the warrant holders written notice and issue a news release announcing an accelerated exercise date and then the warrants shall only be exercisable for a period of 30 days following receipt of the notice, after which time they terminate if not exercised.

In connection with the 2012 financing, we paid a cash finder’s fee of $396,000, based on 6% of the gross proceeds received by Lorus from the private placement, and issued 1,237,500 finder’s warrants at an exercise price of $0.32 per unit. Each finder’s warrant is exercisable for units consisting of 1,237,500 Common Shares and 1,237,500 Common Share warrants.

August 2011 Unit Offering

On August 15, 2011, we closed a public offering for gross proceeds of $2,200,000, whereby we issued 5,500,000 Common Shares and 5,700,000 warrants, including aggregate broker warrants. Each warrant entitles the holder to purchase one Common Share for five years after the closing of the offering at an exercise price of $0.45 per share. However, if on any date the 10-day volume weighted average trading price of the Common Shares on the TSX equals or exceeds 200% of the $0.45 per share exercise price, then Lorus can send the holders of warrants a written notice and issue a news release announcing the acceleration of the exercise date, following which the warrants shall only be exercisable for a period of 30 days following the date of notice, after which time the warrants will terminate if not exercised.

In connection with the offering, Mr. Abramson, one of our directors at that time, entered into an irrevocable commitment letter on June 20, 2011, as amended July 11, 2011, to purchase, directly or indirectly, Common Shares and Common Share purchase warrants of Lorus having an aggregate subscription price equal to the difference if any, between (a) the sum of (i) the gross proceeds realized by us in the offering and (ii) the gross proceeds received by us in respect of all financings completed by us from the date of the final short-form prospectus to November 30, 2011, and (b) $4,000,000. Mr. Abramson purchased 2,400,000 units as part of the offering.

Promissory Notes Payable

Promissory notes were issued subsequent to our fiscal year ended May 31, 2013 as described above under ‘June 2013 Private Placement’.

Pursuant to the commitment letter (described above under ‘August 2011 Unit Offering’) provided by Mr. Abramson, in November 2011, we issued a grid promissory note to Mr. Abramson that allowed us to borrow funds up to $1,800,000. The funds could be borrowed at a rate of up to $300,000 per month, incurred interest at a rate of 10% per year and were due and payable in full on November 28, 2012. At May 31, 2012, $900,000 had been drawn under the promissory note and on June 27, 2012, the note and all accrued interest there on were repaid.

Deferred Share Unit Plan

As of May 31, 2013, 780,000 deferred share units had been issued under the deferred share unit plan of the Corporation (the “DSU Plan”), 780,000 as of May 31, 2012, with a carrying amount of $172,000 representing the fair market value of the units as of May 31, 2013 (May 31, 2012 - $304,000) recorded in accrued liabilities.

Warrant Repricing

On November 29, 2011, shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of Common Shares issuable pursuant to certain outstanding warrants, from $1.33 per share to the five-day volume weighted average trading price on the TSX for the five days prior to approval plus a 10% premium. The revised exercise price is $0.28 per share. The Company calculated an increased value attributed to the warrants of $239,000 related to the amendment. This increase was calculated by taking the Black Scholes value of the warrants immediately before the amendment and immediately after the amendment. There were 4,200,000 warrants which were amended and of those 3,600,000 were held by Mr. Abramson, a director of the Company at that time.

Share Consolidation

At our annual and special meeting of shareholders held on November 30, 2009, our shareholders approved a special resolution permitting the Board, in its sole discretion, to file an amendment to our articles of incorporation to consolidate our issued and outstanding Common Shares. On May 12, 2010, the Board approved the share consolidation on the basis of one post-consolidation Common Share for every 30 pre-consolidation Common Shares. The record date and effective date for the share consolidation was May 25, 2010. Our Common Shares began trading on the TSX on a post-consolidation basis on May 31, 2010. The share consolidation resulted in an adjustment to the exercise price and number of Common Shares issuable upon exercise of outstanding stock options and warrants.

In this Annual Report, all references to number of Common Shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the May 2010 consolidation unless noted otherwise.

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.

Small Molecule

As of April 30, 2014, we had 18 issued patents and 10 pending patents worldwide for our in-house small molecules. These patents cover composition of matter and method claims.

Immunotherapy

As of April 30, 2014 we had two issued patents and one pending patent for our IL-17E immunotherapy program.

Lorus has entered into a licence agreement with Genentech which provides Lorus the right to use the IL-17E composition patent for cancer use, as described above under License Agreements.

Other Therapies

As of April 30, 2014, we had 13 issued patents and one pending patent worldwide for our DNA-based therapeutics. These patents include composition of matter and method claims.

Risks Relating to Intellectual Property

Pending applications may not result in issued patents and issued patents may not be held valid and enforceable if challenged. Competitors may be able to circumvent any such issued patents by adoption of a competitive, though non-infringing product or process. Interpretation and evaluation of pharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions. Our business could be adversely affected by increased competition in the event that any patent granted to it is held to be invalid or unenforceable or is inadequate in scope to protect our operations.

While we believe that our products and technology do not infringe proprietary rights of others, third parties may assert infringement claims in the future and such claims could be successful. Even if challenges are unsuccessful, we could incur substantial costs in defending ourselves against patent infringement claims brought by others or in prosecuting suits against others. In addition, others may obtain patents that we would need to license, which may not be available to us on reasonable terms. Whether we are able to obtain a necessary license would depend on the terms offered, the degree of risk of infringement and the need for the patent.

Until such time, if ever, that further patents are issued to us, we will rely upon the law of trade secrets to the extent possible given the publication requirements under international patent treaty laws and/or requirements under foreign patent laws to protect our technology and our products incorporating the technology. In this regard, we have adopted certain confidentiality procedures. These include: limiting access to confidential information to certain key personnel; requiring all directors, officers, employees and consultants and others who may have access to our intellectual property to enter into confidentiality agreements which prohibit the use of or disclosure of confidential information to third parties; and implementing physical security measures designed to restrict access to such confidential information and products. Our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success. The procedures adopted by us to protect the confidentiality of our technology may not be effective, third parties may gain access to our trade secrets or disclose our confidential technology. Further, by seeking patent protection in various countries, it is inevitable that a substantial portion of our technology will become available to our competitors, through publication of such patent applications.

Regulatory Strategy

Our overall regulatory strategy is to work with the appropriate government departments which regulate the use and sale of therapeutic drug products. This includes Health Canada in Canada, the Food and Drug Administration in the United States, the European Medicines Agency in Europe, and other local regulatory agencies with oversight of preclinical studies, clinical trials and marketing of therapeutic products. Where possible, we intend to take advantage of opportunities for accelerated development of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States or the European Union and to file additional drug applications in other markets where commercial opportunities exist. We may not be able to pursue these opportunities successfully.

Revenues

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

Employees

As of April 30, 2014, we employed 19 full-time persons and three part-time people in research and drug development and administration activities. Among our employees, five hold Ph.D.’s, five hold MSc degrees, one holds a DVM degree and numerous others hold degrees and designations such as BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the Board have the ability to acquire an ownership interest in the Company through Lorus’ share option and alternate compensation plans. See Item 6.B – Compensation.

None of our employees are unionized, and we consider our relations with our employees to be good.

Office Facilities

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The leased premises include approximately 8,000 square feet of laboratory and research space. We believe that our existing facilities are adequate to meet our requirements for the near term. Our current lease expires on March 31, 2015.

Subsequent to the fiscal year end, we entered into a lease agreement for three offices in San Diego, California. This lease expires December 31, 2014.

Subsequent to the fiscal year end, in February 2014, we entered into a lease agreement on a month to month basis for 188 square feet of office space in Menlo Park, California, cancellable by either party upon 30 days prior notice.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. There are numerous companies in these industries that are focusing their efforts on activities similar to ours. Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than Lorus. In addition, we face competition from other companies for opportunities to enter into partnerships with biotechnology and pharmaceutical companies and academic institutions.

Competition with our potential products may include chemotherapeutic agents, monoclonal antibodies, antisense therapies, small molecules, immunotherapies, vaccines and other biologics with novel mechanisms of action. These drugs may kill cancer cells indiscriminately, or through a targeted approach, and some have the potential to be used in non-cancer indications. We also expect that we will experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target, including drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancer targets. Cancer is a complex disease with more than 100 indications requiring drugs for treatment. The drugs in competition with our potential drugs have specific targets for attacking the disease, targets which are not necessarily the same as ours. These competitive drugs, however, could potentially also be used together in combination therapies with our drugs to manage the disease. Other factors that could render our potential products less competitive may include the stage of development, where competitors’ products may achieve earlier commercialization, as well as superior patent protection, better safety profiles, or a preferred cost-benefit profile.

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

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products. Biotechnology companies must establish the safety and efficacy of their new products in clinical trials; they must establish current GMP(s) and control over marketing activities before being allowed to market a product. The safety and efficacy of a new drug must be shown through human clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

The process of completing clinical trials and obtaining regulatory approval for a new drug takes a number of years and requires the expenditure of substantial resources. Once a new drug or product license application is submitted, regulatory agencies may not review the application in a timely manner and may not approve the product. Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on efficacy and safety necessary to confirm the approved indication or to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested. Also, regulatory agencies require post-marketing surveillance programs to monitor a new drug’s side effects and safety. Results of post-marketing programs may limit or expand the further marketing of new drugs. A serious safety or effectiveness problem involving an approved new drug may result in a regulatory agency requiring withdrawal of the new drug from the market and possible civil action. It is possible that we could encounter such difficulties or excessive costs in our efforts to secure necessary approvals, which could delay or prevent us from manufacturing or marketing our products.

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

Regulation in Canada

In Canada, the manufacture and sale of new drugs are controlled by Health Canada. New drugs must pass through a number of testing stages, including pre-clinical testing and human clinical trials. Pre-clinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in vivo. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the new drug to file a clinical trial application to begin clinical trials involving humans.

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

In addition, all federally regulated trials must be approved and monitored by an independent committee of doctors, scientists, advocates and others to ensure safety and ethical standards. These committees are called Institutional Review Boards (“IRBs”) or Ethics Review Boards (“ERBs”). The review boards study and approve all study-related documents before a clinical trial begins and also carefully monitor data to detect benefit or harm, and validity of results.

Provided Health Canada does not reject a clinical trial application submission and IRB or ERB approval has been obtained, clinical trials can begin. Clinical trials for product candidates in Canada, as in the U.S. generally are carried out in three phases. Phase I involves studies to evaluate toxicity and ideal dose levels in healthy humans. The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of any adverse side effects. Phases II and III involve therapeutic studies. In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat. In Phase III, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug. In Phase III, the effectiveness of the new drug in patients is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a new drug has value, the manufacturer submits a new drug submission application to Health Canada for marketing approval. The new drug submission contains all information known about the new drug, including the results of pre-clinical testing and clinical trials. Information about a substance contained in new drug submission includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties. The new drug submission also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labelling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug. Furthermore, for biological products, an on-site evaluation is completed to assess the production process and manufacturing facility. It is required prior to the issuance of a notice of compliance. All aspects of the new drug submission are critically reviewed by Health Canada. If a new drug submission is found satisfactory, a notice of compliance is issued permitting the new drug to be sold for the approved use. In Canada, an establishment license must be obtained prior to marketing the product.

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

A post surveillance program involves clinical trials conducted after a drug is marketed (referred to as Phase IV studies in the United States) and is an important source of information on as yet undetected adverse outcomes, especially in populations that may not have been involved in the premarketing trials (e.g., children, the elderly, pregnant women) and the drug’s long-term morbidity and mortality profile. Regulatory authorities may require companies to conduct Phase IV studies as a condition of market approval. Companies often conduct post-marketing studies in the absence of a regulatory mandate.

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

The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets. While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. Therefore, the clinical testing conducted under Health Canada authorization or the approval of regulatory authorities of other countries may not be accepted by regulatory authorities outside Canada or other countries.

Regulation in the United States

In the United States, the FDA controls the manufacture and sale of new drugs. New drugs require FDA approval of a New Drug Application prior to commercial sale. In the case of certain biological products, a Biological License Application must be obtained prior to marketing and batch releasing. As in Canada, to obtain marketing approval, data from adequate and well-controlled human clinical trials, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required. Data are generated in studies conducted pursuant to an IND submission, similar to that required for a clinical trial application in Canada. As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof. In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients. Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s current Good Manufacturing Practice regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing. An establishment license grants the sponsor permission to fabricate, package, label, distribute, import, wholesale or test of the newly approved drug.

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

C.           Organizational structure.

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

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7, and our phone number is (416) 798-1200. Our corporate website is www.lorusthera.com. The contents of the website, and items accessible through the website, are specifically not incorporated in this Annual Report by reference.

D.           Property, plants and equipment.

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The leased premises include approximately 8,000 square feet of laboratory and research space. We believe that our existing facilities are adequate to meet our requirements for the near term. Our current lease expires on March 31, 2015.

Subsequent to the fiscal year end, in January 2014, we entered into a lease agreement for three offices in San Diego, California. This lease expires December 31, 2014.

Subsequent to the fiscal year end, in February 2014, we entered into a lease agreement on a month to month basis for 188 square feet of office space in Menlo Park, California.

Item 4A.           Unresolved Staff Comments

Not applicable.

Item 5.              Operating and Financial Review and Prospects

A.           Operating results.

Please see our Management Discussion and Analysis for the year ended May 31, 2013 in Exhibit 15.1, which is incorporated herein by reference.

B.            Liquidity and capital resources.

Please see our Management Discussion and Analysis for the year ended May 31, 2013 in Exhibit 15.1, which is incorporated herein by reference.

C.           Research and development, patents and licenses, etc.

Certain information concerning research and development and intellectual property is set forth in Item 4, “Information on the Company”.

D.           Trend information.

We have a history of operating losses and have not been profitable since our inception in 1986. We expect to continue to incur losses for at least the next several years as we and our collaborators and licensees pursue clinical trials and research and development efforts. See “Risk Factors” above.

E.           Off-balance sheet arrangements.

As at May 31, 2013, we have not entered into any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations.

(In thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$289	$152	$137	$—	$—

The Company’s current facility lease expires in March 2015.

We hold a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. We do not expect to make any milestone or royalty payments under this agreement in the fiscal year ending May 31, 2014, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

We entered into various contracts with service providers with respect to the LOR-253 Phase I clinical trial. These contracts could result in future payment commitments by Lorus of approximately $1.5 million. Of this amount, $740,000 has been paid and $253,000 was accrued at May 31, 2013 (2012 $439,000 paid and $70,000 accrued). The payments will be based on services performed and amounts may be higher or lower based on actual services performed.

On November 27, 2012, we entered into a collaboration agreement with Cancer Research UK for the future development of our immunotherapy IL-17E. Under this collaboration agreement we were committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and, should those studies be successful, a Phase I clinical trial. This collaboration was terminated by Cancer Research UK in early 2014. The Company no longer has an obligation to provide IL-17E to Cancer Research UK.

On July 10, 2007, we completed a plan of arrangement and corporate reorganization with Old Lorus. As part of the arrangement, we agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of the arrangement. We recorded a liability of $75,000, which we believe to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2013. There have been no claims on this indemnification to date.

Item 6.          Directors, Senior Management and Employees

A.           Directors and senior management.

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed. We have an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee, the members of each such committee are shown below. As April 30, 2014, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 3,091,220 of our Common Shares or approximately 2.5% of our outstanding Common Shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since
Denis Burger, Ph.D. (1)(2) Oregon, United States Age: 70	Director	September 2007

Bradley Thompson, Ph.D. (3) Alberta, Canada Age: 57	Director	June 2013

Brian Underdown, Ph.D.(1)	Director	December 2013
Ontario, Canada Age: 73

Mark Vincent, MD(3) Ontario, Canada Age: 61	Director	September 2007

Warren Whitehead(1) Ontario, Canada Age: 62	Director	April 2011

Jim A. Wright, Ph.D.(2) Ontario, Canada Age: 71	Lead Director	October 1999

William G. Rice, Ph.D. California, United States Age: 55	Chairman, President and Chief Executive Officer	October 2013

Gregory Chow California, United States Age: 41	Senior Vice President and Chief Financial Officer	November 2013

Avanish Vellanki California, United States Age: 39	Senior Vice President and Chief Business Officer	November 2013

(1)         Member of the Audit Committee.
(2)         Member of the Compensation Committee.
(3)         Member of the Corporate Governance and Nominating Committee.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

Dr. Denis Burger: Dr. Burger currently is the Chairman of AMES Devices, a medical device company. Dr. Burger co-founded Trinity Biotech plc, based in Dublin, Ireland, in June 1992 and acted as Chairman from 1992 to 1995 and now serves on the Board of Directors of the Company.  Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc., an Oregon based biotechnology company, from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. Dr. Burger received his MSc and Ph.D. in Microbiology and Immunology from the University of Arizona. Dr. Burger also serves on the Board of Biocurex Inc.

Dr. William Rice: Dr. Rice joined Lorus as Chairman and Chief Executive Officer in October 2013. Prior to joining Lorus, Dr. Rice served as the President, Chief Executive Officer and Chairman of the Board of Cylene Pharmaceuticals, Inc., a private biotechnology company (“Cylene”). Prior to Cylene, Dr. Rice was the founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and served as a faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine.  Dr. Rice also serves on the Board of Cylene.

Dr. Brad Thompson: Dr. Thompson is an experienced biotechnology professional who has held the positions of Chairman of the Board and President and Chief Executive Officer of Oncolytics Biotech Inc. since April 1999. Prior to his role with Oncolytics Dr. Thompson was the Chief Executive Officer of Synsorb Biotech from 1994 to 1999. Dr. Thompson also currently is a board member of Immunovaccine Inc. He received his Ph.D. from the University of Western Ontario in the Department of Microbiology and Immunology.

Dr. Brian Underdown: Dr. Underdown is a Managing Director of Lumira Capital, Investment Management, one of Canada’s leading venture capital firms with offices in Canada and the United States.   Since joining Lumira and its preceding company, MDS Capital, in 1997, Dr. Underdown has focused on investments in North American therapeutics companies at all stages of development. With over 15 years of investment and operational experience in the biopharmaceutical sector, he has been a key player in the growth of over 10 life science companies in Canada and the U.S. Dr. Underdown also serves as a director of VistaGen Therapeutics Inc. and Argos Therapeutics Inc.

Dr. Mark Vincent: Dr. Mark Vincent is a Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program, where he has been since 1990. Dr. Vincent is also the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.

Dr. Jim Wright: Dr. Wright is presently Chief Executive Officer of NuQuest Bio Inc., a position he has held since 2006. As of July 1, 2010, Dr. Wright accepted a position as an Adjunct Professor in the Department of Biochemistry and Biomedical sciences at McMaster University. Dr. Wright co-founded GeneSense Technologies Inc. in 1996, which merged with Lorus in October 1999, and previously served as Lorus' President and Chief Executive Officer from October 1999 to September 2006. Dr. Wright was a Professor in the Faculties of Science and Medicine at the University of Manitoba, Senior Scientist and Associate Director of the Manitoba Institute of Cell Biology, and Terry Fox Senior Scientist of the National Cancer Institute prior to 1996.

Mr. Warren Whitehead: Mr. Whitehead is a Certified Management Accountant who has held senior financial management positions in several biotechnology and pharmaceutical companies. Currently he is the Chief Financial Officer of Amorfix Life Sciences Ltd. Prior to this, he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008.  Prior to ARIUS, Mr. Whitehead was Chief Financial Officer at Labopharm Inc., where he completed a series of public equity financings and a listing on NASDAQ.   He is currently a member of the Board of Directors of PlantForm Corporation, a life sciences company that develops biosimilar antibody drugs for treatment of cancer and other critical illnesses.

Gregory Chow: Mr. Chow joined Lorus as Chief Financial Officer in December 2013. Previously, Mr. Chow served as Managing Director, Director of Private Placements at Wedbush Securities, where he led the private placement capital activities within the Life Sciences Investment Banking Group. Prior to joining Wedbush, he was a Director in the Private Placements / Equity Capital Markets Group at RBC Capital Markets, where he led life science private capital activities. Previously, he led the Private Capital Group at Wells Fargo Securities and was a Senior Auditor at BDO Seidman, LLP in their Century City, CA office.  Mr. Chow is a Certified Public Accountant (inactive) in the State of California.

Avanish Vellanki: Mr. Vellanki became Lorus’ Chief Business Officer in December 2013, having most recently served as Senior Vice President, Investment Banking at Wedbush Securities focusing on the biotechnology sector.  Prior to Wedbush Securities, Mr. Vellanki held the position of Senior Director of Corporate Development at Proteolix, Inc. (acquired by Onyx Pharmaceuticals), a biotechnology company focused on the development of oncology therapeutics. Previously, Mr. Vellanki served as Vice President in the Global Healthcare Investment Banking team at Citigroup’s Global Healthcare Investment Banking, where he focused on large cap global biopharma strategic and financial advisory.  Mr. Vellanki began his career at Bear Stearns as an equity research analyst covering the small/mid-cap biotechnology sector, and held the title of Vice President as a publishing analyst.

There are no family relationships among the persons named above and there are no arrangements or understanding with major shareholders, customers, suppliers or others pursuant to which any person was selected as a director or member of senior management.

B.           Compensation.

Summary of Executive Compensation

The following table details the compensation information for the last three fiscal years of the Corporation, for the President and Chief Executive Officer, the Director of Finance and Acting Chief Financial Officer and the Vice President of Research (“Named Executive Officers”). The figures are in Canadian dollars.

Summary Compensation Table

	Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year ended May 31	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Dr. Aiping Young(3)	2013	352,937	N/A	443,100	128,416	Nil	N/A	Nil	924,453
President and Chief	2012	349,334	304,200	49,500	Nil	Nil	N/A	Nil	703,034
Executive Officer	2011	342,819	N/A	644,711	127,845	Nil	N/A	Nil	1,115,375

Ms. Elizabeth Williams	2013	69,659	N/A	42,200	9,535	Nil	N/A	Nil	121,194
Director of Finance, Acting Chief	2012	68,923	N/A	27,238	Nil	Nil	N/A	Nil	96,161
Financial Officer(4)	2011	66,322	N/A	54,385	808	Nil	N/A	Nil	120,707

Dr. Yoon Lee	2013	139,546	N/A	63,300	26,484	Nil	N/A	Nil	229,330
Vice President Research	2012	138,071	N/A	27,983	Nil	Nil	N/A	Nil	166,054
	2011	135,405	N/A	61,183	25,599	Nil	N/A	Nil	222,187

(1)	During the year ended May 31, 2012, 780,000 deferred share units were issued to Dr. Aiping Young. The deferred share units are measured at fair value and during the fiscal year ended May 31, 2013, the fair value had decreased from $304,200 at May 31, 2012 to $171,600, resulting in a reduction in value of $132,600. Dr. Aiping Young departed from the Corporation on March 18, 2014. For a description of our Deferred Common Share Units Plan, see below. In April 2014, the Deferred Share Units held by Dr. Young were settled through the issuance of an equivalent number of Common Shares.

(2)	In determining the fair value of these option-based awards for the purchase of our Common Shares, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 135%; (iii) risk free interest rate of 3%; and (iv) no dividend yield. The Corporation uses the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements. All options were granted at an exercise price equal to fair market value on the date of grant at exercise prices ranging from $0.18 to $1.05 per share. In accordance with the terms of the Share Option Plan (described below), all options typically expire on the earlier of ten years from the date of grant or within three months of termination.

(3)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by William G. Rice, Ph.D. Dr. Young left the Company on March 18, 2014.

(4)	Gregory Chow was appointed as our Chief Financial Officer on December 2, 2013.

Name and Principal Position	Fiscal Year	Salary	Cash Bonus(1)	Other Annual Compensation	Securities Under Options/SARs Granted	All Other Compensation
		($)	($)	($)	(#)(2)	($)

Dr. Aiping Young(3)	2013	352,937	128,416	Nil	1,060,000	Nil
President and Chief	2012	349,334	Nil	Nil	275,000	304,200
Executive Officer	2011	342,819	127,845	Nil	784,400	Nil

Ms. Elizabeth Williams	2013	69,659	9,535	Nil	100,000	Nil
Director of Finance, Acting	2012	68,923	Nil	Nil	162,000	Nil
Chief Financial Officer(4)	2011	66,322	808	Nil	62,015	Nil

Dr. Yoon Lee	2013	139,546	26,484	Nil	150,000	Nil
Vice President Research	2012	138,071	Nil	Nil	167,000	Nil
	2011	135,405	25,599	Nil	66,725	Nil

(1)	Cash bonuses are assessed by the Compensation Committee and approved by the Board based on corporate objectives. Bonuses for the year ended May 31, 2013 were paid in the year ended May 31, 2014.

(2)	Number of stock options granted during fiscal 2013. These options were granted on August 2, 2013 at a price of $0.475 and have a ten-year life.

(3)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by William G. Rice, Ph.D. Dr. Young left the Company on March 18, 2014.

(4)	Gregory Chow was appointed as our Chief Financial Officer on December 2, 2013.

Directors’ Compensation

The following table details the compensation received by each director for the fiscal year ended May 31, 2013:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Mr. Herbert Abramson (2)	34,500	Nil	6,330	Nil	N/A	Nil	40,830

Dr. Denis Burger	34,500	Nil	6,330	Nil	N/A	Nil	40,830

Dr. Mark Vincent	25,500	Nil	6,330	Nil	N/A	Nil	31,830

Mr. Warren Whitehead	31,500	Nil	6,330	Nil	N/A	Nil	37,830

Dr. Jim Wright	55,500	Nil	42,200	Nil	N/A	Nil	97,700

(1)	In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 135%; (iii) risk free interest rate of 3%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

(2)	Mr. Abramson resigned from the Board effective December 10, 2013.

During the fiscal year ended May 31, 2013, each director who was not an officer of the Corporation was entitled to receive 15,000 share options (the Chair received 100,000) and, at his election, Common Shares, deferred share units and/or cash compensation for attendance at the Board committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members (including the Chair) receive $500 for meetings held via conference call. There have not been any changes to the fees from the prior year. Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation or reimbursement of travel expenses.

Directors are entitled to participate in the DSU Plan. None of our directors except for Dr. Aiping Young participated in this plan in the fiscal years ended May 31, 2013 or 2012.

Management Contracts

Under the employment agreement with President and Chief Executive Officer of the Corporation, Dr. Aiping Young, dated September 21, 2006, as amended on May 29, 2012, Dr. Young’s salary for fiscal 2013 was $340,937 and she was entitled to an annual car allowance of $12,000. This agreement provided for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. It also provided that, if within 36 months of a change of control of Lorus, Dr. Young’s employment was terminated without cause or if she terminated the agreement with good reason as defined in the agreement, then she was entitled to receive the equivalent of two years of her basic salary plus one month’s salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year). Dr. Young is also entitled to benefits coverage for the severance period or a cash payment in lieu thereof. In March 2014, Dr. Young’s contract was terminated, and the Company paid her 26 months of salary and bonus, as well as payment in lieu of benefits, in accordance with the terms of the agreement. The total compensation paid to Dr. Young following her departure from the Company was approximately $1.1 million.

Under the employment agreement with our Director of Finance of the Corporation, Ms. Elizabeth Williams, dated May 31, 2004, Ms. Williams’ salary for fiscal 2013 was $70,000. Ms. Williams currently provides services on a part-time basis. This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation for the Director of Finance is recommended to the Board by the Chief Executive Officer. Ms. Williams is entitled to four weeks of paid vacation, prorated to reflect a period of employment less than a full calendar year.

Under the employment agreement with our Vice President of Research of the Corporation, Dr. Yoon Lee, dated May 5, 2008, Dr. Lee’s salary for fiscal 2013 was $139,530. This agreement provides for a notice period equal to four months plus one additional month for each year of employment, to a maximum of 12 months. Dr. Lee reports to the Chief Business Officer. The bonus and options allocation of the Vice President of Research is recommended to the Board by the Chief Executive Officer. Dr. Lee is entitled to five weeks of paid vacation, prorated to reflect a period of employment less than a full calendar year.

Salary and bonus amounts for each of the Named Executive Officers paid during the fiscal year 2013 were as set out in the Summary Compensation Table above.

Equity Compensation Plans

The following table sets forth certain details as at the end of the fiscal year ended May 31, 2013 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Shares reflected in Column (a)) (c)		Total options, warrants and rights outstanding and available for grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by shareholders	4,138,116	10%	$0.46	2,199,546	5%	6,337,662	15%

Share Option Plan

The share option plan of the Corporation (the “Share Option Plan”) was established to advance the interests of Lorus by:

•	providing Eligible Persons (as defined below) with additional incentives;

•	encouraging stock ownership by Eligible Persons;

•	increasing the interest of Eligible Persons in the success of Lorus;

•	encouraging Eligible Persons to remain loyal to Lorus; and

•	attracting new Eligible Persons to Lorus.

The Compensation Committee, as authorized by the Board administers the Share Option Plan and makes recommendations to the Board for grants under the plan. The maximum total number of Common Shares available for issuance from treasury under the Share Option Plan, together with the DSU Plan, the alternate compensation plan of the Corporation (the “ACP” and collectively with the Share Option Plan and the DSU Plan, the “Plans”) and any other security based compensation arrangement is 15% of the Corporation’s issued and outstanding Common Shares at any given time. Any exercise of options pursuant to the Share Option Plan will make new option grants available under the Share Option Plan, provided that the maximum number of Common Shares reserved for issuance collectively under the Plans may not exceed 15% of the Corporation’s issued and outstanding Common Shares at any given time.

The exercise price of options granted under the Share Option Plan is established by the Board and will be equal to the closing market price of the Common Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the Share Option Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant. If the date on which an option expires pursuant to an option agreement occurs during, or within 10 days after the last day of, a black out period or other restriction period imposed on the trading of Common Shares by the Corporation, the expiry date for the option will be the last day of the 10-day period. Options are personal to the participant and a participant may not transfer an option except in accordance with the Share Option Plan.

The Board may, its sole discretion, amend, suspend or terminate the Share Option Plan or any portion of it at any time in accordance with applicable legislation, without obtaining the approval of shareholders. Any amendment to any provision of the Share Option Plan is subject to any required regulatory or Shareholder approval. The Corporation is, however, required to obtain the approval of the shareholders for any amendment related to (i) the maximum number of Common Shares reserved for issuance under the Share Option Plan, and under any other security based compensation arrangements of the Corporation; (ii) a reduction in the exercise price for options held by insiders of the Corporation; and (iii) an extension to the term of options held by insiders or the Corporation. In addition, the Corporation is required to obtain the approval of the approval of the shareholders for any amendment related to the increase in the limits on the grants of options to insiders of the Corporation and any shareholder approval required in respect of an amendment to increase such limits shall exclude shall exclude the votes attaching to Common Shares, if any, held by eligible persons who are insiders of the Corporation.

If an option holder is terminated without cause, resigns or retires, each option held by such option holder that has vested will cease to be exercisable three months after the option holder’s termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation’s notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

During the period from June 1, 2012 to May 31, 2013, options to purchase 1,780,000 Common Shares were granted under the Share Option Plan at an exercise price of $0.475 per Common Share. During the year ended May 31, 2013, we granted options to employees, other than executive officers of the Corporation, to purchase 320,000 Common Shares, being 18% of the total incentive stock options granted during the year to employees, executive officers and directors. Since May 31, 2013, there have been 6,878,004 options to purchase Common Shares granted under the Share Option Plan at exercise prices ranging from $0.29 to $0.78. During this period we granted options to employees and consultants other than executive officers of the Corporation to purchase 933,004 Common Shares, being 14% of the total stock options granted during the period to employees, executive officers, consultants and directors.

Alternate Compensation Plan

The Corporation has an ACP Plan which enables Lorus to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of Common Shares. The ACP Plan permits the Corporation to, in circumstances considered appropriate by the Board, encourage the ownership of equity of the Corporation by its directors and senior employees (“ACP Participants”), enhance the Corporation’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Corporation.

Under the ACP Plan, ACP Participants have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”) by the allotment and issuance from treasury of such number of Common Shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing share price for the five (5) trading days prior to payment date (the “5-day VWAP”). The issue price of Common Shares issued under the ACP is the 5-day VWAP. Upon ceasing to be an ACP Participant, such ACP Participant will no longer be eligible to receive Common Shares under the ACP Plan and any amounts owing to such ACP Participant shall be paid without reference to the ACP Participant.

The maximum number of Common Shares reserved for issuance under the ACP Plan, when combined with the Share Option Plan and the DSU Plan must not exceed 15% of the Corporation’s issued and outstanding Common Shares at any given time.

There were no Common Shares issued under the ACP Plan during the fiscal year ended May 31, 2013. Since May 31, 2013, there have been no Common Shares issued under the ACP Plan.

The Board may, at any time and from time to time, amend, suspend or terminate the ACP Plan without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange. Notwithstanding the foregoing, the Board may not, without the approval of the shareholders, make amendments to the ACP Plan to increase the maximum number of Common Shares issuable under the ACP Plan, or to amend the provisions regarding Shareholder approval.

Deferred Common Share Units Plan

The Corporation adopted the DSU Plan on April 17, 2000, pursuant to which participating directors and senior officers (“DSU Participants”) may elect to receive either a portion or all of their remuneration from the Corporation in deferred share units. Such remuneration includes all amounts payable in cash or Common Shares (subject to election otherwise under the DSU Plan) to a DSU Participant by the Corporation or a subsidiary of the Corporation in respect of the services provided to the Corporation or subsidiary by the DSU Participant in any calendar year by such DSU participant, including (a): in the case of a director, (i) annual Board or committee of the Board or advisory retainer fees, (ii) fees for attending meetings of the Board or a committee of the Board, and (iii) fees for serving as chairman or chairwoman of any committee of the Board, but, for greater certainty, excluding amounts payable to a DSU Participant as a reimbursement for expenses incurred in attending meetings; and (b): in the case of a senior officer, those services for which a salary or cash bonus would normally be paid, provided that the relevant performance criteria which serve as a basis for the granting of such bonuses have been met.

Under the DSU Plan, the deferred share units that DSU Participants elect to receive for remuneration earned are credited to each DSU Participant’s account in an amount of units equal to the gross amount of remuneration to be deferred divided by the fair market value of the Common Shares, being the closing price of the Common Shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the applicable regulatory authorities. Rights respecting deferred share units are not transferable or assignable other than by will or by the laws of descent and distribution.

A DSU Participant who has retired, resigned or been terminated without cause from all positions with the Corporation and any subsidiary of the Corporation may redeem the deferred share units credited to the DSU Participant’s account. Subject to the approval of the Compensation Committee, the DSU Participant may indicate what portion of the payment is to be paid in cash and what portion is to be paid in Common Shares. A DSU Participant who has been terminated with cause may not redeem the deferred share units held by that DSU Participant and those deferred share units so held will be deemed cancelled as of the date of termination of the DSU Participant.

The maximum number of Common Shares reserved for issuance under the DSU Plan, when combined with the Share Option Plan and the ACP Plan must not exceed 15% of the Corporation’s issued and outstanding Common Shares at any given time.

During the period from June 1, 2012 to May 31, 2013, no deferred share units were issued to DSU Participants under the DSU Plan. Since May 31, 2013, there have been no deferred share units issued under the DSU Plan.

The Board may amend the DSU Plan as it deems necessary or appropriate without Shareholder approval, subject to applicable corporate, securities and tax law requirements, but no amendment will, without the consent of the DSU Participant or unless required by law, adversely affect the rights of a DSU Participant with respect to deferred share units that have been credited to the account of the DSU Participant at the time of such amendment to the DSU Plan. Notwithstanding the foregoing, the Board must obtain Shareholder approval to increase to the maximum number of securities reserved for issuance under the DSU Plan or any other security based compensation arrangement, or to amend the provisions regarding Shareholder approval.

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (“ESPP”) to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase Common Shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Common Shares under the ESPP.

During the year ended May 31, 2013, under the ESPP, Named Executive Officers, as a group, and employees did not purchase any Common Shares pursuant to the ESPP. Since May 31, 2013, there have been no Common Shares purchased pursuant to the ESPP.

Option Grants During Fiscal Year 2013

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the fiscal year ended May 31, 2013:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)		% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. Aiping Young President and Chief Executive Officer(2)	1,050,000		59%	$0.475	$0.475	August 1, 2022
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer(3)	100,000	(1)	6%	$0.475	$0.475	August 1, 2022
Dr. Yoon Lee Vice President, Research	150,000	(1)	8%	$0.475	$0.475	August 1, 2022

(1)	These options to purchase Common Shares are incentive options. The options only vest upon the attainment of specific undertakings based on certain corporate performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline. Upon achieving the specific undertakings, 50% of the options vest followed by 25% on the first anniversary and 25% on the second anniversary of the date of granting.

(2)	Dr. Aiping Young was named Chief Operating Officer of the Corporation on October 28, 2013. On this date, she was replaced as Chief Executive Officer of the Corporation by William G. Rice, Ph.D. Dr. Aiping Young departed the Corporation on March 18, 2014.

(3)	Gregory Chow was appointed as our Chief Financial Officer on December 2, 2013.

Incentive Compensation Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at May 31, 2013:

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Dr. Aiping Young	275,000	0.215	Nov 28, 2021	1,375
President and Chief Executive	1,050,000	0.475	Aug 1, 2022	Nil
Officer

Ms. Elizabeth Williams	85,000	0.215	Nov 28, 2021	425
Director of Finance, Acting	62,000	0.18	March 8, 2022	2,480
Chief Financial Officer(2)	100,000	0.475	Aug 1, 2022	Nil

Dr. Yoon Lee	100,000	0.215	Nov 28, 2021	500
Vice President, Research	67,000	0.18	March 8, 2022	2,680
	150,000	0.475	Aug 1, 2022	Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options at the end of the fiscal year ($0.22), and the exercise price of the options.

(2)	Gregory Chow was appointed as our Chief Financial Officer on December 2, 2013.

Aggregated Option/SAR Exercises During the Most Recently Completed

Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2013 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2013 ($) Exercisable/Unexercisable

Dr. Aiping Young	Nil	Nil	275,000/1,050,000	1,375/nil
President and Chief Executive Officer
Former Chief Operating Officer
Ms. Elizabeth Williams	Nil	Nil	144,750/102,250	1,559/1,346
Director of Finance, Acting Chief
Financial Officer
Dr. Yoon Lee	Nil	Nil	177,875/131,625	1,687/1,456
Vice President, Research

C.           Board practices.

Lorus is authorized to have a board of at least one director and no more than ten. Lorus currently has six directors. Directors are elected for a term of approximately one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. For the dates our current directors assumed their directorships, see Item 6.A. – “Directors and Senior Management” above.

Each officer serves at the discretion of the Board or until an earlier resignation or death. There are no family relationships among any of our directors or officers.

Our non-management directors have no service contracts with us or our subsidiaries that provide for benefits upon termination of employment. See “Management Contracts” above for a summary of Dr. Young’s employment agreement.

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

The members of these committees during the 2013 fiscal year were as follows:

Audit Committee	Denis Burger, Herbert Abramson, Warren Whitehead
Nominating and Corporate Governance Committee:	Herbert Abramson, Mark Vincent
Compensation Committee:	Denis Burger, Jim Wright

The current members of these committees are as follows:

Audit Committee	Denis Burger, Brian Underdown, Warren Whitehead
Nominating and Corporate Governance Committee:	Mark Vincent, Bradley Thompson
Compensation Committee:	Denis Burger, Jim Wright, Brian Underdown

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. From June 1, 2010 to present, the Compensation Committee has been comprised of independent Board members Dr. Burger and Dr. Wright. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met four times during the period lasting from June 1, 2012 until May 31, 2013. For more information on the Compensation Committee, please see the section entitled “Compensation” of the Corporation’s Corporate Governance Practices attached hereto as Appendix A.

Members of the Compensation Committee each have direct experience relevant to compensation matters resulting from their respective current and past activities. The members of the Compensation Committee have experience dealing with compensation matters in comparable organizations, including public companies, as well as companies with a strong emphasis on governance in their current and former roles as principal executives.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to the Plans, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

Lorus’ executive compensation program is designed to:

•	attract and retain qualified, motivated and achievement-oriented individuals by offering compensation that is competitive in the industry and marketplace;

•	align executive interests with the interests of shareholders; and

•	ensure that individuals continue to be compensated in accordance with their personal performance and responsibilities and their contribution to the overall objectives of the Corporation.

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Corporation. As such, our compensation package consists of three key elements:

•	base salary and initial share options;

•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and

•	long-term compensation incentives related to long-term increase in share value through participation in the Share Option Plan.

The Compensation Committee reviews each of these items on a stand-alone basis and also reviews compensation as a total package. Adjustments to compensation are made as appropriate following a review of the compensation package as a whole. The Compensation Committee then makes a recommendation to the Board for approval.

Base Salary — Initial Share Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Lorus to attract and retain executive officers that can effectively contribute to the long-term success of the Corporation. Base salary for each executive officer is determined by the individual’s skills, abilities, experience, past performance and anticipated future contribution to the success of Lorus. The members of the Compensation Committee use their knowledge of the industry and of industry trends to assist with the determination of an appropriate compensation package for each executive officer. In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted share options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Lorus is to reward corporate and personal performance. Each year, the Board approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives. One hundred percent of the President and Chief Operating Officer’s and seventy-five percent of the other executive officers’ cash bonus is based on the level of achievement of corporate objectives. The balance of the other executive officers’ bonus is based on achievement of individual/departmental objectives.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options, to reward extraordinary individual performance.

For each executive officer, during the fiscal year ended May 31, 2013, the annual cash bonuses ranged from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers (as defined hereinafter), are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan

The role of long-term compensation incentives at Lorus is to reward an executive’s contribution to the attainment of Lorus’ long-term objectives, align an executive’s performance with the long-term performance of Lorus and to provide an additional incentive for an executive to enhance shareholder value. Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the grant of share options under our Share Option Plan.

The number of options granted for certain executives of Lorus for the fiscal year ended May 31, 2013 was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Common Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Common Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grant of options.

The option grants for Named Executive Officers are included in the Summary Compensation Table in the year that they are granted.

Performance Metrics

The performance of the Named Executive Officers for the 2013 financial year was measured in the following areas:

1.	Maximizing the value of LOR-253;

2.	Maximizing the value of IL-17E;

3.	Maximizing the value of LOR-500;

4.	Establishing at least one corporate partnership; and

5.	Equity financing to establish at least one year of cash.

Each of the above is weighted at 20%, 25%, 5%, 30% and 20%, respectively, in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. Based on these criteria the Board assigned an achievement of 87%. Incentive compensation related to the attainment of these objectives was paid in fiscal 2014. Similar performance metrics were established for the year ending May 31, 2014 based on the approved business plan for the current year.

Hedge or Offset Instruments

Named Executive Officers or directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by Named Executive Officers or directors, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Risk Assessment of Compensation

The implications of the risks associated with the Corporation’s compensation practices were not considered by the Board or a committee of the Board.

Audit Committee

The members of the Audit Committee during the fiscal year ended May 31, 2013 were Herb Abramson, Denis Burger and Warren Whitehead. The current members of the Audit Committee are Brian Underdown, Denis Burger and Warren Whitehead. Mr. Warren Whitehead is the Chairman of the Audit Committee and has been appointed as the Financial Expert. Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Underdown, Burger and Whitehead are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation. Mr. Burger, in his previous position as Chairman and Chief Executive Officer of AVI Biopharma, is educated and experienced in reading and analyzing financial statements. Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies. Mr. Underdown, in his position of Managing Director at Lumira Capital Investment Management, is educated and experienced in reading and analysing financial statements. Mr. Underdown also sits on the board of directors of several other publicly listed entities. Mr. Whitehead is a Certified Management Accountant and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc. Additionally, we believe that Mr. Whitehead and Mr. Burger qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

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

D.           Employees.

As at May 31, 2013, we employed 15 full-time persons and four part-time people in research and drug development and administration activities. Among our employees, five hold Ph.D.s, two hold M.D.s, five hold MSc degrees, one holds a DVM degree and numerous others hold degrees and designations such as BSc, CPA(CA), CPA(California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans.

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

E.           Share ownership.

The following table sets forth information regarding beneficial ownership of our Common Shares as of May 31, 2013, by our executive officers and directors individually and as a group.

					Options to Purchase Shares
	Number of Shares	Warrants(1)	Total Number of Shares Beneficially Owned	Percentage of Shares Outstanding(+)	Number of Underlying Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range- Year)

Dr. Aiping H. Young(4)	221,584	125,000	346,584	0.8%	1,325,000	$0.215-$0.475	2021-2022
Ms. Elizabeth Williams	427	Nil	427	0.00%	247,000	$0.18-0.475	2021-2022
Dr. Yoon Lee	Nil	Nil	Nil	Nil	309,500	$0.18-0.475	2021-2022
Dr. Jim A. Wright(3)	214,300	Nil	214,300	0.5%	655,000	$0.18-0.475	2021-2022
Mr. Herbert Abramson(2)	8,938,041	2,444,500	11,382,541	26.9%	55,000	$0.18-0.475	2021-2022
Dr. Denis Burger	51,987	Nil	51,987	0.1%	130,000	$0.18-0.475	2021-2022
Dr. Bradley Thompson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Mark Vincent	Nil	Nil	Nil	Nil	55,000	$0.18-0.475	2021-2022
Mr. Warren Whitehead	Nil	Nil	Nil	Nil	36,000	$0.18-0.475	2021-2022
All directors and executive officers as a group	9,426,439	2,569,500	11,995,939	28.4%	2,812,500	$0.18-0.475	2021-2022

(+) calculated on a partially diluted basis excluding stock options.

(1)	Warrants to purchase Common Shares were acquired pursuant to a unit offering completed in August 2011. Each warrant represents the right to acquire a Common Share at an exercise price of $0.45. These warrants will expire in August 2016.
(2)	In addition to Common Shares held personally, Mr. Abramson is deemed to control the Common Shares held by Technifund Inc. in his capacity as sole owner of Technifund. Mr. Abramson resigned from the Board on December 10, 2013.
(3)	Of the Common Shares owned by Dr. Wright 56,141 are registered in the name of Calliope Investments Limited.
(4)	Dr. Young has been issued 780,000 deferred share units in addition to the options disclosed. The deferred share units may be settled in Common Shares or cash at the approval of the Board . Dr. Young departed the Corporation on March 18, 2104.

See Item 6.B for a description of arrangements pursuant to which employees may become involved in the capital of Lorus.

Item 7.          Major Shareholders and Related Party Transactions

A.           Major shareholders.

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 5% or more of the outstanding Common Shares, other than those discussed below.

Approximately 99% of our ordinary Common Shares are held in Canada, and there are 78 record holders of our Common Shares in Canada. All of our shareholders have equal voting rights.

The following table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC, as well as Early Warning Reports and System for Electronic Disclosure by Insiders (“SEDI”) filings with the Ontario Securities Commission.

Name of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Cormorant Global Healthcare Master Fund LP	13,000,000	(4)	10.6%
Herbert Abramson	8.993,041	(2)	7.3%
Mr. Sheldon Inwentash and Pinetree Capital	14,670,000	(3)	11.5%

(1) Based on 122,858,327 Common Shares outstanding as of May 9, 2014 and assuming exercise of owner’s warrants only.

(2) Subsequent to Lorus’ fiscal year ended May 31, 2013 on November 14, 2013 a Schedule 13D was filed jointly by Herbert Abramson and Technifund Inc. On November 7, 2013, Abramson acquired directly 2,444,500 Common Shares through the exercise of warrants at a price of $0.45 per share and sold 2,444,500 shares at CDN$0.90 per share on the public market. On February 20, 2014 Mr. Abramson exercised 55,000 Common Share purchase options. Following this transaction Mr. Abramson and Technifund are deemed to control 8,993,041 Common Shares.

(3) As reported on filings with SEDI. Mr. Sheldon Inwentash holds 3,920,000 Common Shares and 3,500,000 Common Share purchase warrants and Pinetree Capital holds 5,750,000 Common Shares, 1,000,000 Common Share purchase warrants and $150,000 in convertible promissory notes convertible into 500,000 Common Shares. Mr. Inwentash became a greater than 5% holder following the June 2012 private placement. Please see ‘Related Party Transactions’ below for recent acquisitions by Mr. Inwentash.

(4) On April 3, 2014, Cormorant Global Healthcare Master Fund LP (“Cormorant”) filed a 13G indicating that it had acquired 13,000,000 of our Common Shares under the April 10, 2014 public offering as described above. Upon completion of the offering, Cormorant held 11.5% of the issued and outstanding Common Shares of the Company.

B.           Related party transactions.

Certain related parties participated in the June 2013 private placement described above. Directors and officers, including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent, acquired an aggregate of $68,000 of the promissory notes. A company related to a Mr. Abramson, a former director of the Company, acquired $250,000 of the promissory notes and Mr. Inwentash and his joint actors (“Mr. Inwentash”), a related party of the Company by virtue of exercising control or direction over more than 10% of the issued and outstanding Common Shares of the Company, acquired $100,000 of the promissory notes. These promissory notes were repaid by the Company in April 2014.

In the September 2013 convertible promissory note private placement described above, a company related to Mr. Abramson, a former director of Lorus, acquired $100,000 of the promissory notes; Mr. Inwentash acquired $150,000 of the promissory notes; and Sprott Asset Management, which then held more than 10% of the Common Shares of Lorus and the ability to acquire control of more than 20% of the Common Shares of Lorus, acquired $112,000 of the promissory notes.

Mr. Inwentash participated in the December 2013 Common Share public offering described above and acquired an aggregate of 1,820,000 Common Shares in that offering and an aggregate of 1,300,000 Common Shares in the April 2014 public offering described above.

Executive Contracts

On October 25, 2013, the Company entered into an executive employment agreement with William G. Rice, Ph.D., in connection with his appointment as Chief Executive Officer and Chairman of the Board of the Company.

On November 29, 2013, the Company entered into an executive employment agreement with each of Gregory K. Chow and Avanish Vellanki in connection with their appointments as Chief Financial Officer and Chief Business Officer, respectively, of the Company.

The employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if they are terminated by the Company other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki would be entitled under their respective agreements to a payment equivalent to 12 months of their respective annual base salaries at the time of termination.  Dr. Rice’s current annual base salary represents U.S. $480,000, Mr. Chow’s current annual base salary represents U.S. $315,000 and Mr. Vellanki’s current annual base salary represents U.S. $315,000.  They are each additionally entitled to an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination.  In addition, the employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits continue to be made for a period of 12 months following termination of their employment.

The employment agreements of each of Dr. Rice, Mr. Chow and Mr. Vellanki also provide for the grant of options to purchase Common Shares of the Company, at an exercise price equal to the fair market value of the shares on the dates of grant.  In connection with the execution of his executive employment agreement, Dr. Rice received an initial grant of a fully vested option to purchase 425,000 Common Shares at an exercise price equal to the fair market value of the Common Shares on the date of grant.  Pursuant to the terms of his executive employment agreement, upon satisfaction of the conditions in his agreement, Dr. Rice received additional grants of options to purchase 63,367, 781,633 and 1,680,000 Common Shares on December 10, 2013, January 29, 2014 and April 10, 2014, respectively, at exercise prices equal to the fair market value of the Common Shares on the dates of grant.  The options vest in accordance with the Company’s standard three year vesting term, at a rate of 50% of the shares subject to the option vest on the one-year anniversary of the date of grant and 25% vest on each one-year anniversary thereafter.

In addition to the option grants to Mr. Chow and Mr. Vellanki described below, Mr. Chow and Mr. Vellanki each received two additional grants of options to purchase 425,000 Common Shares pursuant to the terms of their respective executive employment agreements, on December 10, 2013 and April 10, 2014.  Of the 425,000 options granted on December 10, 2013 to Mr. Chow and Mr. Vellanki, 200,000 vested immediately and the remaining 225,000 options vest 50% after one year, 25% after two years and 25% after three years from the date of grant. The options granted in April 10, 2014 vest in equal monthly installments over 36 months from the date of grant.

The employment agreements of Mr. Chow and Mr. Vellanki also provide that, in the event of a change of control (as defined in the agreements), each of Mr. Chow and Mr. Vellanki would be eligible to receive a payment equivalent to 18 months of their respective annual base salaries at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination following a change of control. The employment agreement of Dr. Rice does not include change of control provisions.

Prior to the Company entering into the executive employment agreements with Mr. Chow and Mr. Vellanki, Lorus entered into a consulting agreement with each of Mr. Chow and Mr. Vellanki, on November 4, 2013.  Pursuant to the consulting agreements, Mr. Chow provided services to the Company as acting Chief Financial Officer prior to the date of his executive employment agreement and Mr. Vellanki provided services as acting Chief Business Officer prior to the date of his executive employment agreement.  Mr. Chow and Mr. Vellanki each were compensated at the monthly rate of $20,833 for their services and each were granted a fully vested option to purchase 425,000 Common Shares at an exercise price equal to the fair market value of the shares on the date of grant.

C.           Interests of experts and counsel.

Not applicable.

Item 8.          Financial Information

A.           Consolidated statements and other financial information.

See Item 18 for our Consolidated Financial Statements and other financial information.

Dividends on our Common Shares are declared at the discretion of our board of directors. To date, we have not paid any dividends and do not expect to do so in the foreseeable future.

B.            Significant changes.

Subsequent to the quarter ended February 28, 2014, in April 2014, the Company completed a public offering of our Common Shares. The Company issued a total of 56,500,000 Common Shares at a purchase price of $0.50 per Common Share, including 6,500,000 Common Shares sold pursuant to the partial exercise of an over-allotment option on April 22, 2014, for aggregate gross proceeds of $28,250,000.

Subsequent to the quarter ended February 28, 2014, then outstanding warrants exercisable for the purchase of 2,930,000 Common Shares were exercised on April 1, 2014, providing the Company with $1,318,500 in additional proceeds.

In April 2014, the Company repaid the $918,000 in then outstanding promissory notes due in June 2014, and the $150,000 then outstanding loan agreements due in September 2015, and all accrued and unpaid interest on the notes.

In April 2014, pursuant to the terms of her executive employment agreement, the Company paid cash compensation to Dr. Aiping Young of approximately $1.1 million following her departure from the Company. The Company also issued to Dr. Young 780,000 Common Shares in satisfaction of the deferred share unit grant previously made to Dr. Young on April 12, 2012.

Item 9.          The Offer and Listing

Not applicable, except for Item 9.A.4. and Item 9.C.

A.           Offer and listing details.

Price Range of Common Stock and Trading Markets

Our Common Shares, without par value, are currently listed on the TSX under the symbol “LOR”. The following table sets out the price ranges and trading volumes of our Common Shares on the TSX for the periods indicated below.

	TSX (CDN$)
Five most recent full fiscal years:	High	Low
Year ended May 31, 2013	0.64	0.19
Year ended May 31, 2012	0.72	0.16
Year ended May 31, 2011	2.55	0.68
Year ended May 31, 2010	3.90	1.80
Year ended May 31, 2009	0.16	0.03

Year ended May 31, 2013	0.64	0.19
Quarter ended May 31, 2013	0.30	0.19
Quarter ended February 29, 2013	0.45	0.22
Quarter ended November 30, 2012	0.48	0.20
Quarter ended August 31, 2012	0.64	0.32

Year ended May 31, 2012	0.72	0.16
Quarter ended May 31, 2012	0.59	0.17
Quarter ended February 29, 2012	0.25	0.16
Quarter ended November 30, 2011	0.37	0.20
Quarter ended August 31, 2011	0.72	0.25

Most recent six months:
April 2014	0.59	0.48
March 2014	0.77	0.48
February 2014	0.88	0.59
January 2014	0.70	0.49
December 2013	0.65	0.52
November 2013	1.04	0.50

B.           Plan of distribution.

Not applicable.

C.           Markets.

See Item 9.A.

D.           Selling shareholders.

Not applicable.

E.           Dilution.

Not applicable.

F.           Expense of the issue.

Not applicable.

Item 10.          Additional Information

A.           Share capital.

Not applicable.

B.           Memorandum and articles of association.

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

We are authorized to issue an unlimited number of Common Shares. Our shareholders have no rights to share in our profits, are subject to no redemption or sinking fund provisions, have no liability for further capital calls and are not subject to any discrimination due to number of Common Shares owned. By not more than 50 days nor less than seven days in advance of a dividend, the Board may establish a record date for the determination of the persons entitled to such dividend.

The rights of holders of our Common Shares can be changed at any time in a shareholder meeting where the modifications are approved by 66 2/3% of the Common Shares represented by proxy or in person at a meeting at which a quorum exists.

All holders of our Common Shares are entitled to vote at annual or special meetings of shareholders, provided that they were shareholders as of the record date. The record date for shareholder meetings may precede the meeting date by no more than 50 days and not less than 21 days, provided that notice by way of advertisement is given to shareholders at least seven days before such record date. Notice of the time and place of meetings of shareholders may not be less than 21 nor greater than 50 days prior to the date of the meeting. There are no:

•	limitations on share ownership;

•	provisions of the Articles or by-laws that would have the effect of delaying, deferring or preventing a change of control of our company;

•	by-law provisions that govern the ownership threshold above which shareholder ownership must be disclosed; and

•	conditions imposed by the Articles or by-laws governing changes in capital, but Canadian corporate law requires any changes to the terms of share capital be approved by 66.66% of the Common Shares represented by proxy or in person at a shareholders’ meeting convened for that purpose at which a quorum exists.

Common Shares

Each holder of record of Common Shares, without par value, is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding Common Shares are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of Common Shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock, including any surplus available after such event of liquidation, dissolution or winding up of the affairs of the Corporation. Holders of outstanding Common Shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 42,251,081 Common Shares issued and outstanding at May 31, 2013.

Common Shares Eligible for Future Sale

Future sales of substantial amounts of our Common Shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our Common Shares and could impair our future ability to raise capital through an offering of our equity securities.

At May 31, 2013, there were 3,400,000 options outstanding under our stock option plans to purchase an equal number of Common Shares. The outstanding options are exercisable at a weighted average price per share of $0.46. In addition, there were 780,000 deferred share units which may be redeemed for Common Shares of the Company

As at May 31, 2013, there were 27,000,000 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants. Of these warrants, 5,300,000 are exercisable at a purchase price of $0.45 per share and expire in August 2016 and 22,000,000 are exercisable at a purchase price of $0.45 per share and expire in June 2014. On June 19, 2013, subsequent to our fiscal year end, we issued an additional 918,000 warrants for Common Shares which are exercisable at a purchase price of $0.25 per share and expire in June 2015. In September 2013, we issued $600,000 in convertible promissory notes which can be converted at a price of $0.30 per share into 2,000,000 Common Shares. In connection with the December 2013 public offering and January 2014 closing of the over-allotment option we issued 878,370 Common Share warrants at an exercise price of $0.55 per share that expire after 24 months.

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

C.	Material contracts.

Other than the agreements described below, we have not, in the two years preceding the date hereof, entered into any material agreements other than contracts in the ordinary course of business.

1.	Non-Exclusive License Agreement between the Company and Genentech Inc., dated May 1, 2012, for the non-exclusive right to certain patent rights.

2.	Lease of premises between the Company and 565991 Ontario Limited, dated July 27, 2001, as amended through March 31, 2015.

3.	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013.

4.	Executive Employment Agreement between the Company and Gregory K. Chow, dated November 29, 2013.

5.	Executive Employment Agreement between the Company and Avanish Vellanki, dated November 29, 2013.

6.	Executive Employment Agreement between the Company and Dr. Aiping Young, dated September 21, 2006, as amended on May 29, 2012.

7.	Form of Warrant issued in connection with the June 2012 private placement.

8.	Form of Promissory Note and Warrant Agreement issued June 19, 2013.

9.	Form of Promissory Note issued September 26, 2013.

10.	Underwriting Agreement dated November 22, 2013 in connection with the December 2013 public offering.

11.	Underwriting Agreement dated March 27, 2014 in connection with the April 2014 public offering.

Please refer to Item 4 – “Business Overview” for further details on certain agreements referred to in number 1 and to “Financial Strategy” for further details on items 7 to 11 above and to “Management Contracts” for further details on items 3 through 6 above.

D.           Exchange controls.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our voting Common Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our Articles or our other charter documents on the right of a non-resident to hold or vote voting Common Shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the government of Canada of the acquisition by a non-Canadian of control of a Canadian business, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E.           Taxation.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

We are likely to be a passive foreign investment company for U.S. federal income tax purposes, which may adversely affect U.S. investors.

Our earnings for the current tax year are expected to consist mostly of interest and similar income. For the purposes of U.S. federal income taxation, we believe we are currently a passive foreign investment company (“PFIC”) and will continue to be a PFIC, at least until we begin to earn substantial amounts of gross income from our operations. However, our status as a PFIC for any particular taxation year cannot be determined with certainty until the close of our taxable year. Subject to certain limited exceptions, if a U.S. person owns our Common Shares during a year when we are a PFIC, gain realized by the U.S. person from the sale of those Common Shares would be taxed as ordinary income, rather than capital gain, and an interest charge would be added to the tax. The PFIC rules are extremely complex, and U.S. persons should consult with their own U.S. tax advisors regarding the application of the PFIC rules to an investment in our Common Shares.

U.S. Federal Income Tax Considerations

The following discussion is limited to certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to the offering and hold such Common Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power or value) of our Common Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Common Shares, the U.S. federal income tax considerations relating to an investment in the Common Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the Common Shares.

Persons holding Common Shares should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder that receives a distribution with respect to the Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not calculate our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

The U.S. dollar value of any distribution on the Common Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars at that time. If the Canadian dollars received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt (or deemed receipt). Any gain or loss on a subsequent conversion or other disposition of such Canadian dollars by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on the Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “—Passive Foreign Investment Company Considerations”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends.

If a U.S. Holder is subject to Canadian withholding tax on dividends paid on the holder’s Common Shares, the U.S. Holder may be eligible, subject to a number of complex limitations, to claim a credit against its U.S. federal income tax for the Canadian withholding tax imposed on the dividends. A U.S. Holder may claim a deduction for the Canadian withholding tax in lieu of a credit, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares. The amount of gain recognized will equal the excess of the amount realized (i.e., the amount of cash plus the fair market value of any property received) over the U.S. Holder’s adjusted tax basis in the Common Shares sold or exchanged. The amount of loss recognized will equal the excess of the U.S. Holder’s adjusted tax basis in the Common Shares sold or exchanged over the amount realized. Such capital gain or loss generally will be long-term capital gain or loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Net long-term capital gain derived by a non-corporate U.S. Holder currently is subject to tax at reduced rates. The deductibility of a capital loss is subject to limitations. Any gain or loss recognized from the sale, exchange or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the items of gross income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) are taken into account.

We believe we were a PFIC for our taxable year ended May 31, 2013. Based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our taxable year ending May 31, 2014. However, the determination of our PFIC status is made annually after the close of each taxable year and it is difficult to predict before such determination whether we will be a PFIC for any given taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. No assurance can be provided regarded our PFIC status, and neither we nor our United States counsel expresses any opinion with respect to our PFIC status for the taxable year ended May 31, 2013 or for any other taxable year.

If we are a PFIC at any time when a U.S. Holder owns Common Shares, such U.S. Holder will generally be subject to federal tax under the excess distribution regime on (1) distributions paid during a taxable year that are greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition (which would include a pledge) of Common Shares. Under the excess distribution regime, the U.S. Holder’s tax liability will be determined by allocating such distribution or gain ratably to each day in the U.S. Holder’s holding period for the Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we were a PFIC in the holding period will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rate in effect (for individuals or corporations as applicable) for ordinary income in each such taxable year, and an interest charge, generally that applicable to the underpayment of tax, will be added to the tax. Once we are a PFIC with respect to a particular U.S. Holder, we generally will remain a PFIC with respect to the U.S. Holder, unless we cease to meet the gross income and asset tests described above and the U.S. Holder makes a “deemed sale” election with respect to all of the U.S. Holder’s Common Shares. If such election is made, the U.S. Holder will be deemed to have sold the Common Shares held at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be taxed under the excess distribution regime described above. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as Common Shares of a PFIC unless we subsequently became a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Common Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), the U.S. Holder will be treated as owning a proportionate amount (by value) of the Common Shares of the lower-tier PFIC and will be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition (or deemed disposition) of Common Shares of the lower-tier PFIC, even though the U.S. Holder would not receive the distributions or the proceeds from the disposition of the Common Shares of the lower-tier PFIC. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax considerations that would apply if we were a PFIC would be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or “QEF election.” We do not intend to provide U.S. Holders with the information required to permit them to make a QEF election and, accordingly, prospective investors should assume that a QEF election will not be available.

A U.S. Holder may avoid taxation under the excess distribution regime if the holder makes a valid “mark-to-market” election. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the Common Shares held at the end of the taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of the Common Shares in any taxable year in which we are a PFIC, (i.e., when we meet the gross income test or asset test described above) would be treated as ordinary income and any loss from a sale, exchange or other disposition would be treated first as an ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as a capital loss. If we cease to be a PFIC, any gain or loss recognized by a U.S. Holder on the sale or exchange of the Common Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Common Shares should be marketable stock as long as they are listed on the TSX and are regularly traded. A mark-to-market election will not apply to the Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we again become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election.

Each U.S. person who is a shareholder of a PFIC generally must file an annual report with the IRS containing certain information, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are urged to consult their own tax advisers with respect to the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares in the event we are considered a PFIC.

Medicare Tax

In general, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts, is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. person’s “modified adjusted gross income” (or adjusted gross income in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will include dividends and gains from the disposition of Common Shares, unless such dividends or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting with Respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding either US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year generally are required to file an information report on IRS Form 8938 with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. Upon the issuance of future U.S. Treasury regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by a U.S. Holder. U.S. Holders should consult their own tax advisors regarding the possible implications of these U.S. Treasury regulations for an investment in our Common Shares.

Special Reporting Requirements for Transfers to Foreign Corporations

A U.S. Holder that acquires Common Shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the Common Shares, or (2) the amount of cash transferred in exchange for Common Shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Information Reporting and Backup Withholding

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A US HOLDER. EACH US HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder of Common Shares of the Corporation who, for purposes of the Tax Act and at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) Common Shares in carrying on a business in Canada, deals at arm’s length with and is not affiliated with the Corporation and holds Common Shares as capital property (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

Disposition of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, unless the Common Share constitutes or is deemed to constitute “taxable Canadian property” to the Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

In general, provided the Common Shares are listed on a “designated stock exchange” (which currently includes the TSX) at the date of the disposition, the Common Shares will only constitute “taxable Canadian property” of a Holder when, at any time within the 60-month period preceding the disposition: (i) such Holder has, either alone or in combination with persons with whom the Holder does not deal at arm's length, owned 25% or more of the issued Common Shares of any class or series of the Corporation’s capital stock, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, and (D) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (ii)(A) to (C), whether or not the property exists. However, and despite the foregoing, in certain circumstances the Common Shares may be deemed to be “taxable Canadian property” under the Tax Act.

Holders whose Common Shares may be “taxable Canadian property” should consult their own tax advisers.

F.           Dividends and paying agents.

Not applicable.

G.           Statement by experts.

Not applicable.

H.           Documents on display.

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

I.           Subsidiary information.

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

Limitations

The above discussion includes only those exposures that exist as of May 31, 2013, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See Item 3.D.

Item 12.         Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.         Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

(a)          Disclosure controls and procedures.

As of the end of our fiscal year ended May 31, 2013, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer. Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(b)          Management’s annual report on internal control over financial reporting.

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

Management has assessed the effectiveness of our internal control over financial reporting as at May 31, 2013. In management’s opinion, our internal control over financial reporting is effective as at May 31, 2013. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework of 1992 to evaluate the effectiveness of our internal control over financial reporting.

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

(c)          Attestation report of the independent registered public accounting firm.

Because we are a non-accelerated filer under the rules of the SEC, this Annual Report is not required to include, and does not include, an attestation report of our independent registered public accounting firm with respect to our internal control over financial reporting.

(d)          Changes in internal control over financial reporting.

There have been no changes in our internal control over financial reporting during the fiscal year ended May 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.         [Reserved]

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Mr. Warren Whitehead, a director of the Company and the chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable NYSE Amex rules.

Item 16B.      Code of Ethics

We have adopted a code of ethics, as such term is defined in Form 20-F, which applies to all of our officers, directors, employees and consultants. A copy of the code of ethics is available, without charge, upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario M9W 4Z7, Canada. There were no amendments to, or waivers granted under, our code of ethics during our fiscal year ended May 31, 2013.

Item 16C.      Principal Accountant Fees and Services

KPMG LLP has served as our principal independent external auditor since October 1994. The total fees billed to us for professional services provided by KPMG LLP for the fiscal years ended May 31, 2013 and 2012 are as follows:

	2013	2012
Audit Fees	$175,300	$211,500
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$17,530	$21,150
Total	$192,830	$232,650

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and 20-F filing with the SEC. Tax fees relate to assistance provided with review of tax returns and assistance with specific tax issues. Other fees consist of expenses.

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

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2013.

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

62

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LORUS THERAPEUTICS INC.

By:	/s/ William G. Rice
Name: William G. Rice, PhD
Title: Chairman and Chief Executive Officer

Date: May 15th, 2014

By:	/s/ Gregory Chow
Name: Gregory Chow
Title: Chief Financial Officer

Date: May 15th, 2014

EXHIBIT INDEX

Number	Exhibit
1.1 *	Articles of Incorporation.
1.2*	Articles of Arrangement.
1.3 *	By-law #2 of the Registrant.
2.11+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.
2.24#	Share Purchase Warrant related to the June 2012 Private Placement.
2.25	Form of Promissory Note issued June 19, 2013.
2.26	Form of Promissory Note issued September 26, 2013.
2.27	Underwriting Agreement dated November 22, 2013 in Connection with the December 2013 public offering.
2.28	Underwriting Agreement dated March 27, 2014 in Connection with the April 2014 public offering.
4.1+++	Security Based Compensation Plans.
4.2+++	Form of Officer and Director Indemnity Agreement.
4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.
4.4###^^	Non-Exclusive License Agreement dated May 1, 2012 between the Company and Genentech, Inc.
4.5+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.
4.8** 4.8.1	Lease of Premises between the Company and 565991 Ontario Limited, dated July 27, 2001. Lease Amending Agreement dated April 15, 2005 between the Company and 565991 Ontario Limited.
4.8.2	Lease Amending Agreement dated February 25, 2008 between the Company and 565991 Ontario Limited.
4.8.3	Lease Amending Agreement dated December 15, 2010 between the Company and 565991 Ontario Limited.
4.8.4	Lease Amending Agreement dated February 1, 2013 between the Company and 565991 Ontario Limited.
4.9	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013.
4.9.1	Executive Employment Agreement between the Company and Gregory K. Chow, dated November 29, 2013.
4.9.2	Executive Employment Agreement between the Company and Avanish Vellanki, dated November 29, 2013.
4.12	Executive Employment Agreement between the Company and Dr. Aiping Young, dated September 21, 2006, as amended on May 29, 2012.
8.1##	List of subsidiaries.
11.1##	Code of Business Conduct and Ethics.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
15.1	Management Discussion and Analysis for the year ended May 31, 2013.
*	Incorporated by reference to File 0-32001, Form 6-K, dated November 19, 2007.
**	Incorporated by reference to File 000-19763, Form 20-F, dated December 16, 2002.
+	Incorporated by reference to File 1-32001, Form 6-K, dated September 4, 2007.
++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, dated March 4, 1992.
+++	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 29, 2007.
^^	Confidential treatment has been requested for portions of this document, which have been omitted and filed separately with the SEC.
#	Incorporated by reference to File 1-32001, Form 20-F, Annual Report dated September 27, 2012.
##	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, dated November 30, 2009.
###	Incorporated by reference to File 1-32001, Form 20-F/A, Annual Report, dated January 11, 2013.

Consolidated Financial Statements of

LORUS THERAPEUTICS INC.

Years ended May 31, 2013 and 2012

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lorus Therapeutics Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of the Company.

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

The Board, through an Audit Committee, oversees management’s responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company’s existing internal controls, audit process and financial reporting with management and the external auditors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee.

/s/ William G. Rice	/s/ Gregory Chow

William G. Rice	Gregory Chow
Chairman, President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

kpmg LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lorus Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Lorus Therapeutics Inc., which comprise the consolidated statements of financial position as at May 31, 2013 and 2012, the consolidated statements of loss and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Auditors’ Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Lorus Therapeutics Inc. as at May 31, 2013 and 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2(b) in the consolidated financial statements, which indicates that Lorus Therapeutics Inc. is in the development stage and, as such, no substantial revenue has been generated from its operating activities and consequently, it is incurring losses and negative cash flows from its activities and has a deficit of $199,959,000 and negative working capital. Accordingly, Lorus Therapeutics Inc. depends on its ability to raise financing in order to discharge its commitments and liabilities in the normal course of business. These conditions, along with other matters as set forth in Note 2(b), indicate the existence of a material uncertainty that casts substantial doubt about Lorus Therapeutics Inc.’s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

July 11, 2013

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Lorus Therapeutics Inc.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	May 31,	May 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents (note 4)	$653	$320
Prepaid expenses and other assets	365	293
Total current assets	1,018	613

Non-current assets:
Equipment (note 5)	17	55
Total non-current assets	17	55

Total assets	$1,035	$668

Liabilities and Shareholders' (Deficiency) Equity

Current liabilities:
Accounts payable	$713	$322
Accrued liabilities (notes 9(g) and 14)	1,103	1,474
Promissory notes payable (note 7)	–	900
Total current liabilities	1,816	2,696

Shareholders' (deficiency) equity:
Share capital (note 9):
Common shares	174,522	170,036
Stock options (note 10)	1,018	535
Contributed surplus	21,217	21,186
Warrants	2,421	609
Deficit	(199,959)	(194,394)
Total shareholders' (deficiency) equity	(781)	(2,028)

Going concern (note 2(b))

Total liabilities and shareholders' (deficiency) equity	$1,035	$668

See accompanying notes to consolidated financial statements.

On behalf of the Board:

“Warren Whitehead”	Director

“Jim Wright”	Director

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except for per common share data)

Years ended May 31, 2013 and 2012

	2013	2012

Revenue	$–	$–

Expenses:
Research and development (notes 6 and 12)	3,317	2,170
General and administrative (note 12)	2,272	2,430
Operating expenses	5,589	4,600

Finance expense (note 11)	6	20
Finance income	(30)	(6)
Net finance (income) expense	(24)	14

Net loss and total comprehensive loss for the year	$(5,565)	$(4,614)

Basic and diluted loss per common share	$(0.13)	$(0.23)

Weighted average number of common shares outstanding used in the calculation of (in thousands):
Basic and diluted loss per common share	42,251	20,260

See accompanying notes to consolidated financial statements.

Lorus Therapeutics Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in thousands of Canadian dollars)

Years ended May 31, 2012 and 2012

	Common	Stock		Contributed
	shares	options	Warrants	surplus	Deficit	Total

Balance, June 1, 2012	$170,036	$535	$609	$21,186	$(194,394)	$(2,028)

Issuance of units (note 9(b)(i))	4,263	–	1,855	–	–	6,118

Exercise of warrants (note 9(c)(ii)(a))	223	–	(43)	–	–	180

Stock-based compensation (note 10)	–	514	–	–	–	514

Forfeiture of stock options	–	(31)	–	31	–	–

Net loss for the year	–	–	–	–	(5,565)	(5,565)

Balance, May 31, 2013	$174,522	$1,018	$2,421	$21,217	$(199,959)	$(781)

Balance, June 1, 2011	$168,787	$1,212	$1,032	$18,988	$(189,780)	$239

Issuance of units (note 9(b)(ii))	1,214	–	609	–	–	1,823

Repricing of warrants (note 9(c)(i))	–	–	239	(239)	–	–

Exercise of warrants (note 9(c)(ii)(b))	35	–	(18)	–	–	17

Expiry of warrants (note 9(c)(ii)(b))	–	–	(1,253)	1,253	–	–

Stock-based compensation (note 10)	–	507	–	–	–	507

Cancellation and forfeiture of stock options	–	(1,184)	–	1,184	–	–

Net loss for the year	–	–	–	–	(4,614)	(4,614)

Balance, May 31, 2012	$170,036	$535	$609	$21,186	$(194,394)	$(2,028)

See accompanying notes to consolidated financial statements.

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended May 31, 2013 and 2012

	2013	2012

Cash flows from operating activities:
Net loss for the year	$(5,565)	$(4,614)
Items not involving cash:
Stock-based compensation	514	507
Depreciation of equipment	38	44
Finance income	(30)	–
Finance expense	6	20
Change in non-cash operating working capital (note 11)	(52)	732
Cash used in operating activities	(5,089)	(3,311)

Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9)	6,118	1,823
Exercise of warrants (note 9)	180	17
Issuance of promissory notes (note 7)	–	900
Repayment of promissory notes (note 7)	(900)	–
Interest on promissory notes	(6)	(20)
Cash provided by financing activities	5,392	2,720

Cash flows from investing activities:
Interest income	30	–
Cash provided by investing activities	30	–

Increase (decrease) in cash and cash equivalents	333	(591)

Cash and cash equivalents, beginning of year	320	911

Cash and cash equivalents, end of year	$653	$320

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

1.	Reporting entity:

Lorus Therapeutics Inc. ("Lorus" or the "Company") is a biopharmaceutical company focused on the discovery, research and development of anticancer therapies. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements of the Company and its subsidiary as at May 31, 2013 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on July 11, 2013.

(b)	Going concern:

These consolidated financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis.

Management has forecasted that the Company's current level of cash and cash equivalents, including the proceeds from the private placement completed subsequent to year end (note 16), will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained. The Company is currently in discussion with several potential investors and partners to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

2.	Basis of presentation (continued):

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

(i)	Valuation of contingent liabilities:

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

2.	Basis of presentation (continued):

uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(ii)	Valuation of tax accounts:

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

(iii)	Valuation of share-based compensation and share purchase warrants:

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

3.	Significant accounting policies:

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, NuChem. NuChem has limited activity and the non-controlling interest is not material to the financial statements of the Company. A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiary are consistent with the Company's accounting policies. All intra-group transactions, balances, revenue and expenses are eliminated on consolidation.

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

3.	Significant accounting policies (continued):

The Company's financial instruments are comprised of the following:

Financial assets	Classification	Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost

Financial liabilities	Classification	Measurement

Accounts payable, accrued liabilities and promissory notes payable	Other liabilities	Amortized cost

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

•	Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means; and

•	Level 3 - inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company's financial assets as at May 31, 2013 and 2012 which include cash and cash equivalents are classified as a Level 1 measurement.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

3.	Significant accounting policies (continued):

(e)	Equipment:

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

3.	Significant accounting policies (continued):

(g)	Investment tax credits:

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

Years ended May 31, 2013 and 2012

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

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably measured, the fair value of the options granted will be used.

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

3.	Significant accounting policies (continued):

The Company has a deferred share unit (“DSU”) plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Officers may also receive compensation under the plan as determined by the Board of Directors. Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. On November 29, 2012, shareholders of Lorus voted in favour of certain amendments to the DSU plan of Lorus which included providing Lorus with the ability to issue shares of Lorus from treasury in order to satisfy current and future liabilities under the DSU plan. The plan gives the holder of the DSU’s the option between settlement in cash or shares of Lorus and the Board of Directors of Lorus has the final determination as to the method of settlement. It is currently the intention of the Board of Directors to comply with the wishes of the holder in terms of settlement method. It is also anticipated that the settlement method of the currently outstanding DSU’s will be in the form of cash and as such the DSU plan has been treated as a cash settled liability.

For units issued under this plan, the Company records an expense and a liability equal to the market value of the shares issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis.

As at May 31, 2013, 780,000 deferred share units have been issued and are outstanding (May 31, 2012 – 780,000).

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

Years ended May 31, 2013 and 2012

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

(k)	Provisions:

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

3.	Significant accounting policies (continued):

(l)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(m)	Recent accounting pronouncements:

(i)	IAS 1, Presentation of Financial Statements ("IAS 1"):

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

(ii)	IFRS 9, Financial Instruments ("IFRS 9"):

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

3.	Significant accounting policies (continued):

(iii)	IFRS 10, Consolidated Financial Statements ("IFRS 10"):

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

In May 2011, the IASB issued IFRS 12. IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interest in other entities. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company does not expect that this new standard will have any effect on its consolidated financial statements.

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

4.	Capital disclosures:

The Company's objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

Pursuant to the commitment letter (described in note 7) provided by Mr. Herbert Abramson (“Mr. Abramson”) a director of the Company and majority shareholder, the Company issued a grid promissory note to Mr. Abramson that allowed Lorus to borrow funds of up to $1.8 million. The funds could be borrowed at a rate of up to $300 thousand per month, incurred interest at a rate of 10% per year and were due and payable on November 28, 2012. As at May 31, 2012 the Company had borrowed $900 thousand under this promissory note.

As at May 31, 2013 there were no promissory notes outstanding. Subsequent to the year end (described in note 17) the Company issued additional promissory notes.

The Company is not subject to externally imposed capital requirements, and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2012.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $144 thousand (May 31, 2012 - $76 thousand) and funds deposited into high interest savings accounts totalling $509 thousand (May 31, 2012 - $nil). The current interest rate earned on these deposits is 1.25% (May 31, 2012 - nil).

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

4.	Capital disclosures (cont’d):

At May 31, 2012, the Company had received $244 thousand in deposits related to subscription agreements for the Private Placement (note 9(b)(i)). The Company recorded a liability related to these funds at May 31, 2012 and on June 8, 2012; the Company reversed the liability with the credit to share capital when the shares were issued.

5.	Equipment:

		Accumulated	Net book
May 31, 2013	Cost	depreciation	value

Furniture and equipment	$2,914	$2,897	$17

		Accumulated	Net book
May 31, 2012	Cost	depreciation	value

Furniture and equipment	$2,914	$2,859	$55

6.	Research and development programs:

The Company has product candidates in two classes of anticancer therapies:

•	small molecule therapies based on anti-proliferative and anti-metastatic properties that act at novel cancer specific targets;

•	immunotherapy, based on stimulating anticancer properties of the immune system and by direct tumour cell killing; and

(a)	Small molecule program:

The Company is developing small molecule cancer therapies that target solid tumours with indications addressing large cancer markets. The Company's proprietary group of small molecule compounds includes lead drug LOR-253 for which Phase I clinical trial results were announced in July 2013 and LOR-500 program, which is in the pre-clinical stage of development.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

6.	Research and development programs (continued):

(b)	Immunotherapy:

The Company's immunotherapy product candidate is Interleukin-17E ("IL-17E"). IL-17E is a protein-based therapeutic in the pre-clinical stage of development. On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus has committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in non-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. The non-clinical toxicology studies will only be carried out upon the successful completion of a preclinical program as determined by Cancer Research UK.

Program costs by product class are as follows:

	2013	2012

Small molecule program	$2,701	$1,900
Immunotherapy	425	–

	$3,126	$1,900

See note 12 for all components of research and development expenditures.

7.	Promissory notes payable:

Pursuant to the commitment letter (described in note 9(b)(ii)) provided by Mr. Abramson, the Company issued a grid promissory note to Mr. Abramson that allowed Lorus to borrow funds up to $1.8 million. The funds could be borrowed at a rate of up to $300 thousand per month, incurred interest at a rate of 10% per year were due and payable in full no later than November 28, 2012.

As at May 31, 2012, the Company had drawn $900 thousand on this promissory note and in June 2012, the note and all accrued interest was repaid.

Subsequent to the year ended May 31, 2013, on June 19, 2013 the Company issued additional promissory notes for cash proceeds of $893 thousand which are due in June 2014 (see note 17).

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31,	May 31,
	2013	2012

Financial assets:
Cash and cash equivalents, consisting of high interest savings account, measured at amortized cost	$653	$320

Financial liabilities:
Accounts payable, measured at amortized cost	713	322
Accrued liabilities, measured at amortized cost	1,103	1,474
Promissory notes payable, measured at amortized cost	–	900

At May 31, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

8.	Financial instruments (continued):

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations which are capable of prompt liquidation.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the management and the Board consider securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company's financial liabilities are due within the current operating period. Refer to note 2(b) for further discussion on the Company's ability to continue as a going concern.

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

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At May 31, 2013, U.S. dollar denominated accounts payable and accrued liabilities amounted to $448 thousand (May 31, 2012 - $148 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $45 thousand (May 31, 2012 - $15 thousand). The Company does not have any forward exchange contracts to hedge this risk.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

8.	Financial instruments (continued):

The Company has issued deferred share units. The Company has determined that these units represent a cash liability as it is expected that they will be settled in cash. The value of these units is tied to the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at May 31, 2013 the Company had issued 780,000 (May 31, 2012 – 780,000) deferred share units and at May 31, 2013 that represents a cash liability of $172 thousand (May 31, 2012 - $304 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $17 thousand (May 31, 2012 - $30 thousand).

9.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)

Balance, May 31, 2011	15,685	168,787	4,170	1,032
Issuance of units (b)(ii)	5,484	1,214	5,678	609
Warrant repricing (c)(i)	–	–	–	239
Exercise of warrants (c)(ii)(b)	59	35	(59)	(18)
Expiry of warrants (c)(ii)(b)	–	–	(4,111)	(1,253)

Balance, May 31, 2012	21,228	$170,036	5,678	$609
Issuance of units (b)(i)	20,625	4,263	20,625	1,720
Issuance of finders warrants (b)(i)	–	–	1,238	135
Exercise of warrants (c)(ii)(a)	398	223	(398)	(43)

Balance, May 31, 2013	42,251	$174,522	27,143	$2,421

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

9.	Share capital (continued):

(b)	Equity issuances:

(i)	June 2012 Private Placement

On June 8, 2012 Lorus completed a private placement (the “Private Placement”) of 20,625,000 units at a subscription price of $0.32 per unit, each unit (“Unit”) consisting of one common share and one common share purchase warrant for gross proceeds to Lorus of $6,600,000.

Each warrant is exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45 (the “Warrants”). If after one year (the “Accelerated Exercise Date”) the closing price of the common shares on the Toronto Stock Exchange (“TSX”) equals or exceeds $0.90 for twenty consecutive days, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

Lorus paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the Private Placement and issued 1,237,500 finder’s warrants with an exercise price of $0.32 each. Each finder’s warrant is exercisable into Units consisting of 1,237,500 common shares and 1,237,500 Warrants.

The total costs associated with the transaction were approximately $617 thousand which includes the $135 thousand which represented the estimated fair value of the finders warrants issued as part of the Private Placement. Each such finder warrant is exercisable for one Unit at a price of $0.32 per Unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $4.3 million of the net proceeds were allocated to the common shares and $1.7 million to the common share purchase warrants.

(ii)	August 2011 Unit Offering:

On July 22, 2011, the Company filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of units of the Company at a price of $0.40 per unit.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

9.	Share capital (continued):

Each unit consisted of one common share of Lorus and one common share purchase warrant of Lorus. Each warrant entitles the holder to purchase one common share for five years after the closing of the Offering at an exercise price of $0.45 per common share (the "Exercise Price"). If on any date (the "Accelerated Exercise Date") the 10-day VWAP of the common shares on the TSX equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of warrants.

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

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million. In connection with the Offering, Lorus issued 5.484 million common shares and 5.678 million warrants including the broker warrants.

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

Years ended May 31, 2013 and 2012

9.	Share capital (continued):

(c)	Warrants:

(i)	Repricing:

On November 29, 2011, shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5-day volume weighted average trading price on the Toronto Stock Exchange five days prior to approval plus a 10% premium. The revised warrant exercise price was $0.28. The Company calculated an increased value attributed to the warrants of $239 thousand related to the amendment. This increase was calculated by taking the Black-Scholes value of the warrants immediately before the amendment and immediately after the amendment. The increased value was accounted for by an increase in the warrant equity value and a corresponding reduction in contributed surplus. There were 4.2 million warrants which were amended and of those 3.6 million were held by Mr. Abramson, a director of the Company.

(ii)	Exercises and expiry:

(a)	During the year ended May 31, 2013, 398 thousand warrants related to the August 2011 unit offering were exercised for proceeds of $180 thousand. The fair value related to these warrants was $43 thousand and transferred from warrants to share capital.

(b) The warrants issued in November 2010 and for which the price was amended in November 2011 ((i) repricing described above), expired May 8, 2012. A total of 59,384 warrants were exercised for cash proceeds of $17 thousand. The balance of the 4.2 million warrants expired unexercised, resulting in a transfer of the amount attributed to the expired warrants of $1.253 million to contributed surplus.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

9.	Share capital (continued):

(d)	Continuity of contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	2013	2012

Balance, beginning of year	$21,186	$18,988
Expiry of warrants (c)	–	1,253
Warrant repricing (c)	–	(239)
Forfeiture and cancellation of stock options	31	1,184

Balance, end of year	$21,217	$21,186

(e)	Continuity of stock options:

	2013	2012

Balance, beginning of year	$535	$1,212
Stock option expense	514	507
Cancellation and forfeiture of stock options	(31)	(1,184)

Balance, end of year	$1,018	$535

(f)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ending May 31, 2013 of 42.251 million and 20.260 million as of May 31, 2012 calculated as follows:

	2013	2012

Issued common shares, beginning of year	21,228	15,685
Effect of private placement (note 9(b)(i))	20,625	–
Effect of unit offering (note 9(b)(ii))	–	4,570
Effect of Warrant exercises (note 9(c)(ii)(a))	398	5

Issued weighted average common shares, end of year	42,251	20,260

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

9.	Share capital (continued):

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(g)	Deferred share unit plan:

As at May 31, 2013, 780,000 deferred share units have been issued (May 31, 2012 – 780,000), with a carrying amount of $172 thousand representing the fair market value of the units as of May 31, 2013 (May 31, 2012 - $304 thousand) recorded in accrued liabilities.

(h)	Employee share purchase plan:

The Company has an employee share purchase plan ("ESPP"). The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company may purchase common shares of the Company at a discount through accumulated payroll deductions with each offering having a three-month duration. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP. For the year ended May 31, 2013, nil (May 31, 2012 – 14,120) common shares have been purchased under the ESPP, and the Company has recognized an expense of $nil (May 31, 2012 - $1 thousand) related to this plan in these consolidated financial statements. The ESPP is not active as of May 31, 2013.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

10.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, estimated at 6,338,000 options, rights and other entitlements as at May 31, 2013. Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant. Options vest at various rates (immediate to three years) and have a term of 10 years. Stock option transactions for the two years ended May 31, 2013 are summarized as follows:

Option numbers are in (000’s)

	2013		2012
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	1,612	$0.44	1,186	$1.58
Granted	1,780	0.48	1,538	0.21
Forfeited	(33)	0.54	(29)	6.03
Cancelled	–	–	(1,083)	1.21

Outstanding, end of year	3,359	0.46	1,612	0.44

The following table summarizes information about stock options outstanding at May 31, 2013:

Option numbers are in (000’s)

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.18 - $ 0.22	1,507	8.6	$0.21	1,343	$0.21
$0.23 - $ 0.48	1,780	9.2	0.48	243	0.48
$0.49 - $ 9.90	72	4.6	5.25	72	5.25

	3,359	8.8	0.46	1,658	0.47

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

10.	Stock-based compensation (continued):

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2013	2012

Exercise price	$0.475	$0.18 - $0.215
Grant date share price	$0.475	$0.18 - $0.215
Risk-free interest rate	3.0%	1.5%
Expected dividend yield	–	–
Expected volatility	135%	123% - 125%
Expected life of options	5 years	5 years
Weighted average fair value of options granted or modified during the year	$0.42	$0.17

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the year ended May 31, 2013 have various vesting schedules. Options granted to directors consisted of 160,000 options that vested 50% upon issuance and 50% one year later. Options granted to the CEO of 1,050,000 vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Options granted to certain members of management totaled 325,000 and vest 50% upon certain performance criteria measured as of May 31, 2013 and 25% May 31, 2014 and 25% on May 31, 2015. Options granted to employees totaled 245,000 and vest 50% after one year and 25% on each of August 2, 2015 and August 2, 2016.

Stock options granted by the Company during the year ended May 31, 2012 also have various vesting schedules. Options granted to directors consisted of 221,000 options that vested 50% upon issuance and 50% one year later. Two directors received options that totalled 550,000 options which vested immediately. Options granted to the Chief Executive Officer ("CEO") of 275,000 vested 50% immediately and 25% on each of November 29, 2012 and 2013. Options granted to certain members of management totalled 300,000 and vested 50% upon certain performance criteria measured as of May 31, 2012 and 25% May 31, 2013 and 25% on May 31, 2014. An additional 192,000 options were granted to these members of management which vest 50% on March 9, 2013, 25% on March 9, 2014 and 25% on March 9, 2015.

Refer to note 12 for a breakdown of stock option expense by function.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

11.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	2013	2012

Prepaid expenses and other assets	$(72)	$95
Accounts payable	391	107
Accrued liabilities	(371)	530

	$(52)	$732

During the year ended May 31, 2013, the Company incurred $6 thousand (2012 - $20 thousand) in interest expense on a $900 thousand promissory note due to Mr. Abramson. The interest was paid at a rate of 10%.

12.	Other expenses:

Components of research and development expenses:

	2013	2012

Program costs (note 6)	$3,126	$1,900
Deferred share unit costs	(40)	91
Stock-based compensation	198	146
Depreciation of equipment	33	33

	$3,317	$2,170

Components of general and administrative expenses:

	2013	2012

General and administrative excluding salaries	$1,368	$1,240
Salaries	675	605
Deferred share unit costs	(92)	213
Stock-based compensation	316	361
Depreciation of equipment	5	11

	$2,272	$2,430

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

13.	Related party transactions:

See also notes 7, 9 and 17 for related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consists of the members of the Board of Directors along with the officers of the Company.

Officer compensation:

	2013	2012

Salaries and short-term employee benefits	$727	$567
Deferred share units	(132)	304
Stock-based compensation	358	343

	$953	$1,214

Director compensation:

	2013	2012

Directors' fees	$180	$186
Stock-based compensation	73	131

	$253	$317

Included in accounts payable and accrued liabilities is $26 thousand (May 31, 2012 - $160 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

14.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years		Total

Operating leases	$152	$137	$	nil	$289

The Company's current facility lease expires in March 2015.

(b)	Other contractual commitments:

The Company holds a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. The Company does not expect to make any milestone or royalty payments under this agreement in fiscal years ended May 31, 2014 or 2015, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

The Company has entered into various contracts with service providers with respect to the LOR-253 Phase I clinical trial. These contracts could result in future payment commitments of approximately $1.5 million. Of this amount, $740 thousand has been paid and $253 thousand has been accrued at May 31, 2013 (2012 - $439 thousand paid and $70 thousand accrued). The payments will be based on services performed and amounts may be higher or lower based on actual services performed.

On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus has committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It is expected that this will result in costs of approximately $4 million over a two year period. The Company has not yet entered into any contracts related to the drug manufacturing.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

14.	Commitments, contingencies and guarantees (continued):

(c)	Guarantees:

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

(d)	Indemnification on plan of arrangement:

On July 10, 2007, Lorus completed a plan of arrangement and corporate reorganization whereby the assets and liabilities of Lorus were transferred from one corporate entity into a new corporate entity which continued to operate as Lorus Therapeutics Inc. Under the arrangement, the Company agreed to indemnify the old entity and its directors, officers and employees from and against all damages, losses, expenses, other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)	prior to, at or after the effective time of the arrangement ("Effective Time") and directly or indirectly relating to any of the assets transferred to the Company pursuant to the arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)	prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred to the Company pursuant to the arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of the old entity or the arrangement.

The Company recorded a liability of $75 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2013. There have been no claims on this indemnification to date.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

15.	Income taxes:

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate of approximately 26.5% (2012 - 27.4%) are as follows:

	2013	2012

Loss before income taxes	$(5,565)	$(4,614)
Statutory Canadian corporate tax rate	26.5%	27.4%

Anticipated tax recovery	$(1,475)	$(1,264)
Non-deductible stock-based compensation	138	141
Change in deferred tax benefits deemed not probable to be recovered	1,553	1,963
Change in substantively enacted tax rates	–	(627)
Other	(216)	(213)

	$–	$–

The Company has undeducted research and development expenditures, totalling $21.6 million that can be carried forward indefinitely. In addition, the Company has non-capital loss carryforwards of $17.7 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4
2028	4,359
2029	3,753
2030	650
2031	2,908
2032	2,571
2033	3,473
$17,739

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2013 and 2012

15.	Income taxes (continued):

Deferred tax assets have not been recognized in respect of the following items:

	2013	2012

Net operating losses carried forward	$4,701	$3,822
Research and development expenditures	5,731	5,207
Fixed assets book over tax depreciation	448	438
Intangible asset	3,097	3,097
Ontario harmonization tax credit	287	287
Ontario Research and Development Tax Credit	327	239
Cumulative eligible capital	358	357
Other	279	228

Unrecognized deferred tax asset	$15,228	$13,675

16.	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

17.	Subsequent event:

On June 19, 2013 the Company completed a private placement of units at a price of $1,000 per unit, for aggregate gross proceeds of $893,000. Each Unit consisted of (i) a $1,000 principal amount of unsecured promissory notes; and (ii) 1,000 common share purchase warrants. The Promissory Notes bear interest at a rate of 10% per annum, payable monthly and are due June 19, 2014. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price per common share equal to $0.25 at any time until June 19, 2015. Certain related parties participated in the transaction including Dr. Aiping Young our President and CEO and two Directors, Dr. Wright and Dr. Vincent for combined proceeds of $68 thousand. Trapeze Capital Corporation (“Trapeze”) also participated in the transaction for proceeds of $250 thousand. Mr. Abramson, a director of the Company, is a co-founder, Chairman and portfolio manager at Trapeze.

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	February 28, 2014	May 31, 2013
ASSETS
Current
Cash and cash equivalents (note 4 (a))	$7,230	$653
Prepaid expenses and other assets	502	365
Total Current Assets	7,732	1,018
Non-current
Equipment	12	17
Total Non-Current Assets	12	17
Total Assets	$7,744	$1,035
LIABILITIES
Current
Accounts payable	$297	$713
Accrued liabilities	1,848	1,103
Promissory note payable (note 6(b))	887	-
Total Current Liabilities	3,032	1,816

Long-term
Loans payable (note 8 (b))	150	-
Convertible promissory notes (note 8 (a))	515	-
Total Long Term Liabilities	665	-

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	184,387	174,522
Equity portion of convertible promissory notes (note 8)	88	-
Stock options (note 7)	2,285	1,018
Contributed surplus	21,307	21,217
Warrants	2,272	2,421
Deficit	(206,292)	(199,959)
Total Equity	4,047	(781)
Total Liabilities and Equity	$7,744	$1,035

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 12)

Subsequent events (Note 14)

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Feb. 28, 2014	Feb. 28, 2013	Feb. 28, 2014	Feb. 28, 2013
REVENUE	$-	$-	$-	$-

EXPENSES
Research and development (notes 10 and 11)	597	889	2,003	2,457
General and administrative (note 10)	1,771	491	4,160	1,812
Operating expenses	2,368	1,380	6,163	4,269
Finance expense	78	-	184	6
Finance income	(13)	(9)	(15)	(26)
Net financing expense (income)	65	(9)	169	(20)
Net loss and total comprehensive loss for the period	2,433	1,371	6,332	4,249
Basic and diluted loss per common share	$0.04	$0.03	$0.13	$0.10

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per common share (000's) (note 6(f))	61,271	42,251	49,085	42,251

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Share Capital	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Debt	Deficit	Total

Balance, June 1, 2013	$174,522	$1,018	$2,421	$21,217	$-	$(199,959)	$(781)

Public equity offering (note 6(a))	6,927		350				7,277

Issuance of warrants(note 6(b))	-	-	75	-	-	-	75

Warrant and option exercises (notes 6(c) and 6(e))	2,938	(20)	(549)	-	-	-	2,369

Stock-based compensation (note 7)	-	1,352	-	-	-	-	1,352

Issuance of convertible notes (note 8(a))	-	-	-	-	88	-	88

Expiry of stock options	-	(65)	-	65	-	-	-

Expiry of broker warrants			(25)	25	-		-

Net loss	-	-	-	-	-	(6,332)	(6,332)

Balance, February 28, 2014	$184,387	$2,285	$2,272	$21,307	$88	$(206,292)	$4,048

Balance, June 1, 2012	$170,036	$535	$609	$21,186	$-	$(194,394)	$(2,028)

Issuance of units	4,263	-	1,855	-	-	-	6,118

Warrant exercises	223	-	(43)	-	-	-	180

Stock-based compensation (note 7)	-	380	-	-	-	-	380

Expiry of stock options	-	(31)	-	31	-	-	-

Net loss	-	-	-	-	$-	(4,249)	(4,249)

Balance, February 28, 2013	$174,522	$884	$2,421	$21,217	$-	$(198,643)	$401

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	Feb. 28, 2014	Feb. 28, 2013	Feb. 28, 2014	Feb. 28, 2013
Cash flows from operating activities:
Net loss for the period	$(2,433)	$(1,371)	$(6,332)	$(4,249)
Items not involving cash and other adjustments:
Stock-based compensation	349	140	1,352	380
Depreciation of equipment	5	9	13	28
Finance income	(13)	(9)	(15)	(26)
Accretion expense	36	-	87	-
Finance expense	42	-	97	6
Other	(2)	-	(1)	-
Change in non-cash operating working capital (note 9)	(175)	(42)	192	(325)
Cash used in operating activities	(2,191)	(1,273)	(4,607)	(4,186)
Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs	7,277	-	7,277	6,118
Exercise of warrants and options	440	-	2,369	180
Issuance of loans, promissory notes and warrants	-	-	1,068	-
Repayment of promissory notes	-	-	-	(900)
Issuance of convertible notes	-	-	600	-
Issuance costs	-	-	(40)	-
Interest on promissory notes	(42)	-	(97)	(6)
Cash provided by financing activities	7,675	-	11,177	5,392
Cash flows from investing activities:
Purchase of fixed assets	(5)	-	(8)	-
Interest income	13	9	15	26
Cash (used in) provided by investing activities	8	9	7	26
Increase (decrease) in cash and cash equivalents during the period	5,492	(1,264)	6,577	1,232
Cash and cash equivalents, beginning of period	1,738	2,816	653	320
Cash and cash equivalents, end of period	$7,230	$1,552	$7,230	$1,552

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

1.	Reporting Entity

Lorus Therapeutics Inc. (“Lorus” or the “Company”) is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company’s shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company and its subsidiary as at February 28, 2014 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and does not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on April 10, 2014.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis except for deferred share units which are measured at fair value.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its Canadian subsidiary Nuchem Pharmaceuticals Inc. is the Canadian dollar (“$”).

(d) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities. Significant estimates also take place in connection with the valuation of compound instruments, valuation of share-based compensation, share purchase warrants and finders’ warrants.

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ending May 31, 2013. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and nine month periods ended February 28, 2014 are not necessarily indicative of the results that may be expected for the full year ended May 31, 2014. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended May 31, 2013.

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

Standards and Interpretations Adopted in Fiscal 2014

On June 1, 2013, we adopted the following standards and amendments to existing standards:

IFRS 10, Consolidated Financial Statements, (“IFRS 10”) replaces consolidation requirements in IAS 27, consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities, and establishes principles for identifying when an entity controls other entities. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) establishes comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and special purpose vehicles. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a single source of fair value measurement and disclosure requirements in IFRS. The adoption of this standard did not have a material impact on the Company’s financial statements.

Amendments to IAS 1, Presentation of Financial Statements, to require entities to group items within other comprehensive income that may be reclassified to net income. The adoption of this standard did not have a material impact on the Company’s financial statements.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

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

The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2013.

(a)	Cash and cash equivalents

As at February 28, 2014 cash and cash equivalents consists of cash of $960 thousand (May 31, 2013 - $144 thousand) and funds deposited into High Interest Savings Accounts totaling $6.270 million (May 31, 2013 –$509 thousand). The current interest rate earned on these deposits is 1.25% (May 31, 2013 – 1.25%)

5.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	February 28, 2014	May 31, 2013

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$7,230	$653
Financial liabilities
Accounts payable, measured at amortized cost	297	713

Accrued liabilities, measured at amortized cost	1,848	1,103

Promissory note payable, measured at amortized cost	887	–

Long term loans payable, measured at amortized cost	150	–

Convertible promissory notes, measured at amortized cost	515	–

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

At February 28, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

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

(ii) Liquidity risk

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

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At February 28, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $202 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $20 thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company has issued deferred share units. These units represent a cash liability to the Company which fluctuates with the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at February 28, 2014 the Company had issued 780,000 (May 31, 2013 – 780,000) deferred share units and at February 28, 2014 that represents a cash liability of $608 thousand (May 31, 2013 - $172 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $61 thousand (May 31, 2013 - $17 thousand).

The Company does not invest in equity instruments of other corporations.

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2013	42,251	$174,522	27,143	$2,421
Expiry of broker warrants (c)	─	─	(194)	(25)
Issuance of warrants (b)	─	─	918	75
Balance at August 31, 2013	42,251	$174,522	27,867	$2,471
Warrant exercises (c)	4,445	2,401	(4,445)	(471)
Balance at November 30, 2013	46,696	$176,923	23,422	$2,000
Public equity offering (a)	12,730	6,002	764	304
Exercise of overallotment option (a)	1,910	925	114	46
Warrant exercises (c)	932	498	(932)	(78)
Option exercises	68	39	─	─
Balance at February 28, 2014	62,336	$184,387	23,368	$2,272

(a)	Public Equity Offering and Overallotment

On December 10, 2013, we completed a public offering of common shares. Lorus issued a total of 12,730,000 common shares at a price of $0.55 per common share, for aggregate gross proceeds of $7,001,500 as part of such offering.

The total costs associated with the transaction were approximately $999 thousand which include a cash commission of $420 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 763,800 broker warrants with an estimated fair value of $304 thousand. The fair value of these warrants was determined using the Black Scholes model with a 24 month time to maturity, an assumed volatility of 130% and a risk free interest rate of 1.5%. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of the offering.

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”) a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in the Offering and acquired an aggregate of 1,820,000 common shares.

On January 8, 2014, the underwriters conducting the offering exercised in full their over-allotment option to purchase an additional 1,909,500 common shares of the Company at a price of $0.55 per common share for additional gross proceeds of $1,050,225. The total costs associated with the exercise of the over-allotment option were approximately $125 thousand based on 6% of the gross proceeds received as part of the exercise of the over-allotment option, and the issuance of 114,570 broker warrants with an estimated fair value of $46 thousand using the Black Scholes model with the same assumptions as disclosed above. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of over-allotment option exercise.

(b)	Promissory Notes and Warrants

In June 2013 the Company completed a private placement of units (“Units”) at a price of $1,000 per unit, for aggregate gross proceeds of $918 thousand.

Each Unit consists of (i) a $1,000 principal amount of unsecured promissory note and (ii) 1,000 common share purchase warrants. The promissory notes bear interest at a rate of 10% per annum, payable monthly and are due June 19, 2014. Each warrant entitles the holder thereof to acquire one common share of the Company at a price per common share equal to $0.25 at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent) acquired an aggregate of $68 thousand of the promissory notes. A company related to a Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and Mr. Inwentash acquired $100 thousand of the promissory notes.

The promissory notes contain a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the warrants. Subsequent to initial recognition, the notes are recorded at amortized cost using the effective interest rate method.

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

The Company incurred costs associated with the financing of $23 thousand. These costs are being amortized using the effective interest rate method over the 12 month life of the notes.

	Nine months ended	Nine months ended
	February 28, 2014	February 28. 2013

Promissory Notes	$918	$	─
Less: Equity warrant component of notes	(75)		─
Less: Issue costs	(23)		─
	820		─
Accretion in carrying value of notes	67		─
Balance, end of period	$887	$	─

(c)	Exercise of Warrants

During the nine month period ended February 28, 2014 5.377 million warrants (February 28, 2013 – 398 thousand) were exercised for proceeds of $2.35 million (February 28, 2013 – $180 thousand). The carrying amount related to these warrants was $549 thousand (February 28, 2013 - $43 thousand) and was transferred from warrants to share capital.

Expiry of Warrants

Broker warrants with a carrying amount of $25 thousand expired unexercised in August 2013. The impact of the expiry was a reclassification of the amount from warrants to contributed surplus.

(d) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Balance, beginning of year	$21,217	$21,186
Expiry of broker warrants	25	–
Expiry of vested stock options	65	31
Balance, end of period	$21,307	$21,217

(e) Continuity of stock options

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013
Balance, beginning of year	$1,018	$535
Stock based compensation	1,352	380
Exercise of stock options	(20)	–
Expiry of vested stock options	(65)	(31)
Balance, end of period	$2,285	$884

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

(f) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and nine month periods ending February 28, 2014 calculated as follows:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Issued common shares, beginning of period	42,251	42,251	42,251	21,228
Effect of private placement	—	—	—	20,625
Effect of public offering	12,730	—	4,243	—
Effect of overallotment	1,273	—	424	—
Effect of warrant and option exercises	5,017	—	2,167	398
	61,271	42,251	49,085	42,251

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

7.	Stock options

(a) Stock options transactions for the period:

	Nine months ended		Nine months ended
	February 28, 2014		February 28, 2013
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of year	3,358	$0.46	1,611	$0.44
Granted	3,358	0.61	1,780	0.48
Exercised	(68)	0.31	─	─
Expired	(35)	1.85	(33)	0.54
Outstanding, end of period	6,613	$0.53	3,358	0.46

(b) Stock options outstanding at February 28, 2014:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of Options	life (years)	price	of Options	price

$ 0.18 - $ 0.22	1,466	8.0	$0.21	1,303	$0.21
$ 0.23 - $ 0.48	2,324	8.8	0.43	1,532	0.40
$ 0.49 - $ 9.90	2,823	9.6	0.78	1,529	0.92

	6,613	9.0	$0.53	4,364	$0.53

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Exercise price	$0.29-0.78	$0.475
Grant date share price	$0.29-0.78	$0.475
Risk free interest rate	1.5%	3.0%
Expected dividend yield	—	—
Expected volatility	135%	135%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$0.53	$0.42

Stock options granted by the Company during the nine months ended February 28, 2014 consisted of 1,663,000 options which vested immediately, 850,000 options that vested 50% upon issuance and 25% on each of the next two anniversaries and 845,000 options which vest 50%, 25% and 25% on each of the next three anniversaries.

Stock options granted by the Company during the nine months ended February 28, 2013 have various vesting schedules. Options granted to directors consisted of 160,000 options that vested 50% upon issuance and 50% one year later. Options granted to the former Chief Operating Officer consisting of 1,050,000 options that vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Options granted to certain employees totaled 325,000 and vested 50% upon certain performance criteria measured as of May 31, 2013 and 25% on May 31, 2014 and 25% on May 31, 2015. Options granted to employees totaled 245,000 and vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015.

Refer to note 10 for a breakdown of stock option expense by function.

The Company has reserved up to 9,300,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of February 28, 2014.

(d) Deferred share units

The Lorus Deferred Share Unit (DSU) plan gives the holder of the DSU’s the option between settlement in cash or shares of Lorus and the Board of Directors of Lorus has the final determination as to the method of settlement. It is currently the intention of the Board of Directors to comply with the wishes of the holder in terms of settlement method. It is also anticipated that the settlement method of the currently outstanding DSU’s will be in the form of cash and as such the liability has been treated as a cash settled liability.

As at February 28, 2014, 780,000 deferred share units have been issued (May 31, 2013 – 780,000), with a carrying amount of $608 thousand representing the fair market value of the units as of February 28, 2014 (May 31, 2013 - $172 thousand) recorded in accrued liabilities.

8.	Convertible promissory notes and loans payable

a)	Convertible promissory notes

In September 2013 the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to Mr. Abramson, a former director of Lorus acquired $100 thousand of the promissory notes, Mr. Inwentash acquired $150 thousand of the promissory notes and Sprott Asset Management which held more than 10% of the common shares of Lorus and the ability to acquire control of more than 20% of Lorus acquired $112 thousand of the promissory notes.

The promissory notes are a compound instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the conversion feature. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

The Company incurred costs associated with the financing of $17 thousand. These costs will be amortized using the effective interest rate method over the 24 month life of the notes.

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Promissory Notes	$600	$	─
Less: Equity component of notes	(88)		─
Less: Issue costs	(17)		─
	495		─
Accretion in carrying value of notes	20
Balance, end of period	$515	$	─

b) Loans payable

In September 2013 the Company entered into loan agreements for proceeds of $150 thousand. The loan agreements are unsecured, bear interest at a rate of 10% per annum payable quarterly and are due September 30, 2015.

9.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Prepaid expenses and other assets	$(7)	$110	$(137)	$38
Accounts payable	107	(119)	(416)	(111)
Accrued liabilities	(275)	(33)	745	(252)
	$(175)	$(42)	$192	$(325)

During the nine months ended February 28, 2014 the Company accrued and paid $62 thousand in interest expense on the $918 thousand promissory notes as described in note 6(b). The interest accrues at a rate of 10% per annum. In addition the Company accrued interest during the nine months ended February 28, 2014 on the loan agreements and convertible promissory notes described in note 8 of $32 thousand. The interest accrues at a rate of 10% per annum and is paid quarterly. In addition the Company paid interest of $3 thousand at a rate of 10% per annum to the withheld pay of employees. All amounts withheld from employees had been repaid as of February 28, 2014.

During the nine months ended November 30, 2012 the Company accrued and paid $6 thousand in interest expense on the $900 thousand promissory note due to Mr. Abramson repaid on June 25, 2012. The interest accrued at a rate of 10% per annum.

10.	Other expenses

Components of research and development expenses:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Program costs (note 11)	$519	$854	$1,603	$2,320
Stock based compensation	15	58	256	142
Deferred share unit costs	59	(31)	132	(29)
Depreciation of equipment	4	8	12	24
	$597	$889	$2,003	$2,457

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

Components of general and administrative expenses:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Stock based compensation	$334	$82	$1,096	$238
General and administrative excluding salaries	520	309	1,307	1,139
Salaries	780	172	1,451	500
Deferred share unit costs	136	(73)	305	(68)
Depreciation of equipment	1	1	1	3
	$1,771	$491	$4,160	$1,812

11.	Research and development programs:

Program costs by product class are as follows:

	Three months ended February 28		Nine months ended February 28
	2014	2013	2014	2013

Small molecules	$519	$736	$1,515	$1,997

Immunotherapy	─	118	88	323

Total	$519	$854	$1,603	$2,320

12.	Commitments, contingencies and guarantees.

The Company entered into various contracts with service providers with respect to the LOR-253 phase I solid tumor clinical trial clinical trial completed in 2013.  These contracts could have resulted in future payment commitments of approximately $1.5 million.  Of this amount, $1.1 million has been paid and $73 thousand has been accrued at February 28, 2014 (May 31, 2013 - $740 thousand paid and $253 thousand accrued).  The Company does not anticipate any additional costs being incurred under these contracts and will enter into new contracts with respect to the planned Phase Ib clinical trial.

On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus had committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It was expected that this would result in costs of approximately $4 million over a two year period. In January 2014, the collaboration agreement with Cancer Research UK was terminated and, as such the Company no longer has any obligation to manufacture IL-17E.

13.	Related Party Transactions

See notes 6(a), 8 (a) and 14 for details of related party transactions

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Subsequent Events

1) On March 18, 2014 the Company announced the departure of Dr. Aiping Young, former President and Chief Operating Officer. The Company is prepared to make severance payments of approximately $1.2 million to Dr. Young in accordance with the terms of Dr. Young’s employment agreement.

2) Subsequent to the quarter end, on April 10, 2014 we announced the closing of a public offering of our common shares.

As part of such offering, we issued a total of 50,000,000 common shares at a price of $0.50 per share for aggregate gross proceeds of $25,000,000. The common shares were sold to a syndicate of underwriters led by RBC Capital Markets and including Roth Capital Partners and Cormark Securities Inc. and we granted to the underwriters an over-allotment option to purchase up to 7,500,000 additional common shares at a price of $0.50 per share for a period ending 30 days following the closing of the offering.

The total costs associated with the transaction were approximately $2.55 million.

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

Mr. Inwentash, a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in this offering and acquired an aggregate of 1.3 million common shares.

3) On April 10, 2014 the Company granted 3,520,000 stock options to directors, members of management and employees at an exercise price of $0.50. These options will be accounted for in the quarter ended May 31, 2014.

