Form 20-F
period 2014-05-31
LORUS THERAPEUTICS INC
filed 2014-07-30
CIK 882361

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended May 31, 2014.
Or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from ________ to ________ .
Or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report _______________.

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

Common Shares, without par value, at May 31, 2014: 124,657,327

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

Yes ☐ No ☒

GENERAL

On July 10, 2007 (the ”Arrangement Date”), Lorus Therapeutics Inc. completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share (“Common Share”) of Lorus and the assets (excluding certain deferred tax assets) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to Lorus and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date. In this Annual Report on Form 20-F, all references to “Lorus”, the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and Lorus Therapeutics Inc. (and where the context requires, Lorus Therapeutics Inc. and its subsidiary) after the Arrangement Date. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the fiscal year ended May 31, 2014.

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

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our lack of product revenues and history of operating losses;

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	our ability to recruit patients for clinical trials;

•	the progress of our clinical trials;

•	our liability associated with the indemnification of our predecessor and its directors, officers and employees in respect of an arrangement completed in 2007;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain patent protection;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing, which may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), and those which are discussed under the heading “Risk Factors” in this document.

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

The selected consolidated financial information set forth below has been derived from the Company's audited consolidated financial statements that are prepared in accordance with IFRS, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information should be read in conjunction with our consolidated financial statements and related notes thereto.

Selected IFRS financial data for the year ended May 31, 2010 has not been included in this Annual Report on Form 20-F because IFRS financial statements for such periods have not previously been prepared and could not be prepared without unreasonable effort and expense. We changed our basis of accounting to IFRS beginning with the quarter ended August 31, 2011. Prior to the adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States for purposes of our SEC reporting.

The following table presents a summary of our consolidated statement of operations derived from our audited Consolidated Financial Statements for the fiscal years ended May 31, 2014, 2013, 2012 and 2011.

Consolidated statements of operations data

(In thousands, except per share data)
	May 31, 2014		May 31, 2013		May 31, 2012		May 31, 2011
In accordance with IFRS
Revenue	$	−	$	─	$	─	$	─
Research and development		$3,015		$3,317		$2,170		$2,518
General and administrative		$7,355		$2,272		$2,430		$2,420
Operating expenses		$10,370		$5,589		$4,600		$4,938
Finance expense		$259		$6		$20		$71
Finance income		$(76)		$(30)		$(6)		$(14)
Net loss		$(10,553)		$(5,565)		$(4,614)		$(4,995)
Basic and diluted loss per Common Share		$(0.17)		$(0.13)		$(0.23)		$(0.38)
Weighted average number of Common Shares outstanding		62,592		42,251		20,260		13,157

The following table presents a summary of our consolidated balance sheet as at May 31, 2014, 2013, 2012 and 2011. We publish our consolidated financial statements in Canadian (“CDN”) dollars. In this Annual Report, except where otherwise indicated, all amounts are stated in CDN dollars.

Consolidated balance sheet data

(In thousands, except per share data)	As at May 31,
	2014	2013		2012		2011
In accordance with IFRS
Cash and cash equivalents	$19,367		$653		$320		$911
Short-term investments	$11,019	$	−	$	−	$	−
Total assets	$30,899		$1,035		$668		$1,398
Total liabilities	$2,460		$1,816		$2,696		$1,159
Total shareholders’ equity (deficit)	$28,439		$(781)		$(2,028)		$239
Number of Common Shares outstanding	124,658		42,251		21,228		18,988
Dividends paid on Common Shares	−		─		─		─

The following table sets out the exchange rates of CDN$ for US$1.00 for the following periods as taken from the Bank of Canada’s website.

Period	Average Close
Fiscal Year Ended May 31, 2014	1.0662
Fiscal Year Ended May 31, 2013	1.0042
Fiscal Year Ended May 31, 2012	1.0005
Fiscal Year Ended May 31, 2011	1.0066
Fiscal Year Ended May 31, 2010	1.0635

The following table sets forth the high and low exchange rates for each month during the previous six months.

Period	High	Low
June 2014	$1.0646	$1.0962
May 2014	$1.0814	$1.1007
April 2014	$1.0857	$1.1054
March 2014	$1.0955	$1.1279
February 2014	$1.0939	$1.1195
January 2014	$1.0974	$1.0909

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

We are at an early stage of development. In the past five years, none of our potential products has obtained regulatory approval for commercial use and sale in any country and as such, no significant revenues have resulted from product sales. Significant additional investment will be necessary to complete the development of any of our product candidates. Preclinical and clinical trial work must be completed before our potential products could be ready for use within the markets that we have identified. We may fail to develop any products, obtain regulatory approvals, enter clinical trials or commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace. We also do not know whether sales, license fees or related royalties will allow us to recoup any investment we make in the commercialization of our products.

The product candidates we are currently developing are not expected to be commercially viable for at least the next several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our potential products may not be effective or may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate LOR-253, has completed a Phase I clinical trial in patients with solid tumors, and we have reported initial results. Additional funding or a partnership will be necessary to complete, if required, a Phase II or Phase III clinical trial. Such funding may be very difficult, or impossible to raise in the public or private markets or through partnerships. If funding or partnerships are not attainable, the development of these product candidates may be significantly delayed or stopped altogether. The announcement of a delay or discontinuation of development would likely have a negative impact on our share price.

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

We have not been profitable since our inception in 1986. Under IFRS, we reported net losses of $10.6 million and $5.6 million for the fiscal years ended May 31, 2014 and 2013, respectively, and as of May 31, 2014, we had an accumulated deficit of $211 million.

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

In the past five years none of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. Approval in one country does not assure approval in another country. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

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

As a result of intense competition and technological change in the biotechnical and pharmaceutical industries, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in the biotechnical and pharmaceutical fields;

•	substantially greater financial, technical and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience; and

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals.

Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

Our competitors’ existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may be more effective than our existing and future products insofar as they may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost.

Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our products may not gain market acceptance among physicians, patients, healthcare payers, insurers, the medical community and other stakeholders. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

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

In addition, U.S. patent laws may change which could prevent or limit us from filing patent applications or patent claims in the United States to protect our products and/or technologies or limit the exclusivity periods that are available to patent holders for U.S. patents. For example, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law in 2011 and includes a number of significant changes to U.S. patent law. These include changes to transition from a “first-to-invent” system to a “first-to-file” system and to the way issued patents are challenged. These changes may favor larger and more established companies that have more resources to devote to patent application filing and prosecution. It is not clear what, if any, impact the Leahy-Smith Act will ultimately have on the cost of prosecuting our patent applications in the United States, our ability to obtain patents in the United States based on our discoveries and our ability to enforce or defend our U.S. issued patents.

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

Our products and product candidates may infringe the intellectual property rights of others, or others may infringe on our intellectual property rights which could result in costly litigation and otherwise increase our costs.

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

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability, clinical trial liability, environmental liability and other risks that are inherent in the testing, manufacturing and marketing of our products. These liabilities, if realized, could have a material adverse effect on the Company’s business, results of operations and financial condition.

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

As the Company’s development activities progress towards the commercialization of product candidates, our liability coverage may not be adequate, and the Company may not be able to obtain adequate product liability insurance coverage at a reasonable cost, if at all. Even if the Company obtains product liability insurance, its financial position may be materially adversely affected by a product liability claim. A product liability claim could also significantly harm the Company’s reputation and delay market acceptance of its product candidates. Additionally, product recalls may be issued at the direction of the FDA, other government agencies or other companies having regulatory control for pharmaceutical sales. If a product recall occurs in the future, such a recall could adversely affect our business, financial condition or reputation.

We have no manufacturing capabilities and face supply risks. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-253 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If the supply of necessary components is interrupted, components from alternative suppliers may not be available in sufficient volumes or at acceptable quality levels within required timeframes, if at all, to meet the needs of the Company. An inability to contract for a sufficient supply of our product candidates on acceptable terms, or delays or difficulties in the manufacturing process or our relationships with our manufacturers, may lead to us not having sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved. This may lead to substantial lost revenue opportunity and contract liability to third parties.

Reliance on Licensor(s) to Maintain Patent Rights

The Company's commercial success depends, in part, on maintaining and defending patent rights related to products that the Company may market in the future. Since the Company may not fully control the patent prosecution of any licensed patent applications it is possible that the licensors will not devote the same resources or attention to the prosecution of the licensed patent applications as the Company would if it controlled the prosecution of the applications. The licensors may also not pursue and successfully prosecute, enforce or defend any potential patent infringement or invalidity claim, may fail to maintain their issued patents or prosecute or maintain their patent applications, or may pursue any litigation less aggressively than the Company would. Consequently, the resulting patent protection, if any, may not be as strong or comprehensive, which could have a material adverse effect on the Company.

Extensive Government Regulation

Government regulation is a significant factor in the development, production and marketing of the Company’s products. Research and development, testing, manufacture, marketing and sales of pharmaceutical products or related products are subject to extensive regulatory oversight, often in multiple jurisdictions, which may cause significant additional costs and/or delays in bringing products to market, and in turn, may cause significant losses to investors. The regulations applicable to the Company's product candidates may change. Even if granted, regulatory approvals may include significant limitations on the uses for which products can be marketed or may be conditioned on the conduct of post-marketing surveillance studies. Failure to comply with applicable regulatory requirements can, among other things, result in warning letters, the imposition of civil penalties or other monetary payments, delay in approving or refusal to approve a product candidate, suspension or withdrawal of regulatory approval, product recall or seizure, operating restrictions, interruptions of clinical trials or manufacturing, injunctions or criminal prosecution. In addition, regulatory agencies many not approve the labeling claims that are necessary or desirable for the successful commercialization of the Company’s product candidates.

Requirements for regulatory approval vary widely from country to country. Whether or not approved in Canada or the United States, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in Canada or the United States. Approved drugs, as well as their manufacturers, are subject to continuing and ongoing review, and discovery of problems with these products or the failure to adhere to manufacturing or quality control requirements may result in regulatory restrictions being imposed.

Risks Related to Our Common Shares

Our share price has been and is likely to continue to be volatile and an investment in our Common Shares could suffer a decline in value.

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our Common Shares. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors affecting our Common Share price include but are not limited to:

•	our ability to raise additional capital;
•	the progress of our clinical trials:
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	published reports by securities analysts;

•	developments in patent or other intellectual property rights;
•	the cash and short term investments held by us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and
•	shareholder interest in our Common Shares.

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

U.S. investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended May 31, 2014, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that we may not satisfy record keeping requirements that apply to a qualified electing fund, and we may not supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

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

Lorus has two subsidiaries: NuChem Pharmaceuticals Inc. (“NuChem”), a company incorporated under the laws of Ontario, Canada, and Lorus Therapeutics U.S. Inc. (“Lorus USA”), a company incorporated under the laws of Delaware, USA. Lorus owns 80% of the issued and outstanding voting share capital of NuChem and 100% of the issued and outstanding voting share capital of Lorus USA. NuChem has limited activity and the non-controlling interest is not material to the financial statements of the Company. Lorus USA was incorporated in April 2014 and did not have any activity during the year ended May 31, 2014.

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

The following table sets forth various product conditions in our pipeline and their respective stages of development.

1 Not currently in development as Lorus is primarily focussing on developing LOR-253 at the present time.

2 Global IP license; Lorus owns rights in oncology.

3 Exclusive rights to license for veterinary applications.

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

The Cdx2 Gene, while not materially expressed in the bone marrow and blood cells of normal adults, was observed to be active in the malignant cells in a majority of patients with AML. It was subsequently noted that a screen of other genes affected by the expression of the Cdx2 Gene, and its protein product (“CDX2 Protein”), identified the Klf4 Gene as significantly impacted. It was proposed that CDX2 Protein affects KLF4 Protein levels by binding and epigenetically silencing the Klf4 Gene (Faber et. al., J Clin Invest. 2013;123(1):299–314). In other words, while the DNA base sequence remains unaltered, the transcriptional machinery around those bases are modified chemically to reduce the expression of the gene. In subsequent studies from Faber et. al., it was demonstrated that induction of the Cdx2 Gene, in cells lacking CDX2 Protein, subsequently decreased KLF4 Protein levels and promoted proliferation (Figure 1, First Bullet), while silencing the Cdx2 Gene in cells possessing CDX2 Protein alleviated the suppression of the Klf4 Gene and restored innate function (Figure 1, Second Bullet) to drive cellular apoptosis (programmed cell death) in AML cells. Further, in cells possessing an active Cdx2 Gene, Faber et. al. inserted an active Klf4 Gene to overcome innate KLF4 Protein suppression, and revealed that increased KLF4 Protein promoted apoptosis (Figure 1, Third Bullet).

Figure 1: Studies Assessing the Role of KLF4 in AML Cells

It has been suggested by Faber et. al. that a multitude of genetic abnormalities culminate in the aberrant expression of the Cdx2 Gene and ultimately converge on decreased Klf4 Gene transcription to yield diminished KLF4 Protein levels. Therefore, this CDX2 Protein-KLF4 Protein signature was speculated by Faber et. al. to be a potential trigger for AML. Separately, it was observed by Scholl et. al. in 2007 (J. Clin. Invest. 117:1037–1048 (2007)) that approximately 40% of patients with higher risk MDS possessed increased CDX2 Protein levels, and may represent the portion of the MDS population progressing to AML. Other opportunities in oncology in which the Klf4 Gene has been implicated to play a role include colorectal, gastric, cervical, prostate and lung cancers, among others.

LOR-253: Lead Clinical Program

Our lead program is LOR-253, a small molecule found to induce the transcription of the Klf4 Gene in in vitro studies. LOR-253 was discovered and identified by Lorus scientists based upon the magnitude of its antiproliferative and anti-metastatic activity across a multitude of cell lines. In vitro studies conducted at Lorus have demonstrated significant potency nanomolar IC50 concentrations LOR-253 in AML cell lines, and ten to 1000 times greater potency than in solid tumor cell lines. In vitro analyses with relevant AML cell lines, including THP1, HL-60 and Kasumi-1, have demonstrated that LOR-253 led to significant elevation of KLF4 Protein levels, with the anticipated increase in cyclin-dependent kinase inhibitor I (p21, a protein that halts the cell cycle and prevents cells from proliferating), caspase-3 (an enzyme activated during programmed cell death to chop up other proteins), and Annexin-V (used as a marker for the initiation of programmed cell death), leading to G1 cell cycle arrest and apoptosis (programmed cell death). LOR-253 is administered as an intravenous infusion in patients. We have reported initial results from the Phase I clinical study of LOR-253 in patients with various solid tumors, and in that study we observed evidence of anti-tumor activity as a single agent at doses that were safe and well tolerated. Our plans are to advance LOR-253 to a Phase Ib clinical study in relapsed / refractory hematologic malignancies, including patients with AML, MDS, multiple myeloma and various lymphomas, based upon the common underlying, leukemia-causing profile of Klf4 Gene suppression. The development of LOR-253 currently represents the primary focus of Lorus.

On July 28, 2014, subsequent to our year end Lorus announced that the Food and Drug Administration had completed its review and cleared the Corporation’s Investigational New Drug application of LOR-253 for the treatment of hematologic malignancies including AML, MDS, lymphomas and multiple myeloma.

Clearance of the IND allows Lorus to initiate a Phase 1b, multi-center, open-label, clinical study of LOR-253 in patients with relapsed or refractory hematologic malignancies. The Phase 1b trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamic responses and efficacy of LOR-253 as a single agent. The trial is expected to enroll 45-60 patients as part of a dose-escalation program and two separate disease-specific single-agent expansion cohorts.

Lorus is currently pursuing the clinical development of LOR-253 in AML, based on in vitro data demonstrating significant sensitivity to AML cell lines and recent academic research implicating up-regulation of the CDX2 Protein, and suppression of the KLF4 Protein, as a possible leukemogenic trigger in AML. This CDX2 Protein-KLF4 Protein signature has been observed to be absent in the normal hematopoietic stem and progenitor cells of healthy individuals. The CDX2 Protein is reported by Faber et. al. to epigenetically silence the Klf4 Gene tumor suppressor as a critical oncogenic event (transforming normal cells to cancer cells) in AML, and LOR-253 has demonstrated the ability in preclinical investigations to up-regulate the Klf4 Gene and induce tumor-killing effect. We believe these findings warrant investigation of the potential clinical utility of LOR-253 in the treatment of patients with suppressed Klf4 Gene in AML, MDS, and other hematologic malignancies.

Lorus is currently developing and validating a companion diagnostic for LOR-253. The diagnostics will be designed to assess the extent of genetic expression of Cdx2 and Klf4 in patients as a potential predictor of response to therapy with LOR-253, as well as assess post-treatment expression levels as biomarkers of efficacy.

Acute Myeloid Leukemia

AML is a rapidly progressing cancer of the blood and bone marrow characterized by the uncontrolled proliferation of dysfunctional myeloblasts that do not mature into healthy blood cells. It is the most common form of acute leukemia in adults. The American Cancer Society estimates there were approximately 14,590 new cases of AML and approximately 10,370 deaths from AML in the U.S. in 2013 and that there will be approximately 18,860 new cases of AML and approximately 10,460 deaths from AML in the U.S. in 2014. Standard induction therapy with chemotherapy is successful in many AML patients, but the majority of these patients will relapse with treatment refractory disease. Typical relapse rates in patients less than, and greater than, 60 years of age are approximately 48% and 71% respectively, as reported by Datamonitor Healthcare.

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

Solid Tumors

Phase I data with LOR-253 in patients with solid tumors and preclinical data in solid tumor cells, including non-small cell lung cancer (“NSCLC”), have identified an opportunity for LOR-253 in patients possessing cancers with reduced Klf4 Gene expression. Our prior Phase 1 study with LOR-253 also exhibited a favorable safety profile for LOR-253, without an identified maximally tolerated dose over a 28-day cycle. Various solid tumors have exhibited suppressed levels of Klf4 Gene in scientific publications, including colorectal, gastric, pancreatic, prostate and cervical cancers, as well as NSCLC. NSCLC is an indication that we consider to have a large market potential and important unmet need worldwide, in which the Klf4 Gene is a tumor suppressor that is present in case-matched normal cells but depressed in NSCLC tumor cells. Lorus may evaluate the clinical utility of LOR-253 in additional studies in a subset of NSCLC patients that may be predisposed to a response with a therapeutically activating the Klf4 Gene.

In January 2011, Lorus announced the first patient enrolment in a Phase I dose-escalation study for LOR-253 in patients with advanced or metastatic solid tumors who are unresponsive to conventional therapy or for which no effective therapy is available. The study was initially being conducted at Memorial Sloan-Kettering Cancer Center in New York and later added MD Anderson Cancer Center in Houston as a second site. Objectives of the study included determination or characterization of the safety profile, maximum tolerated dose, and antitumor activity of LOR-253, as well as pharmacokinetics and a recommended Phase II dose for subsequent clinical trials.

In June 2012, Lorus announced the addition of MD Anderson Cancer Center as a second site in the then ongoing LOR-253 Phase I clinical trial, under the direction of Dr. Jennifer Wheler as the principal investigator. In addition, Lorus announced that the study had successfully completed the accelerated drug dose escalation stage (Stage 1), with further escalation under way in the non-accelerated dose escalation stage (Stage 2) for the purpose of determining the maximal tolerated dose level and recommended Phase II dose. The addition of a second site expanded patient availability for enrollment.

In January 2013, Lorus announced that Phase I clinical study of LOR-253 has successfully escalated to the target dose level based on predicted and observed clinical effects without limitation by toxicity. The success of this study allowed Lorus to initiate a biomarker clinical investigation to further explore the effects of the drug at relevant doses determined in the clinical trial.

In April 2013, Lorus announced the presentation of preclinical data at the 2013 Annual Meeting of the American Association for Cancer Research (“AACR”), held in Washington, DC from April 6, 2013 through April 10, 2013. The poster presentation titled “Utilization of KLF4 as a pharmacodynamic biomarker for in vivo anticancer activity of a novel small molecule drug LOR-253” covered data from preclinical studies on anticancer activity and tumor biomarker analysis for LOR-253 in animal models of human NSCLC. The studies demonstrate that LOR-253 has antitumor activity with a dose-response effect in NSCLC that is associated with a dose dependent increase of the KLF4 gene.

In July 2013, Lorus announced the results of the Phase 1 clinical trial of LOR-253. In this first-in-man, dose-escalation clinical study, LOR-253 demonstrated a favourable safety profile, as well as encouraging signs of antitumor activity. The design of this trial consisted of LOR-253 as a single agent in patients with advanced solid tumors resistant to multiple standard therapies. The study enrolled 27 patients, all of which had failed a median of four prior chemotherapies. Although this was primarily a dose-escalation safety study, efficacy and pharmacokinetics were also explored.

The clinical trial enrolled patients at seven dose levels ranging from 20 to 229 mg/m2. Of the 27 patients enrolled, 17 were evaluable for efficacy. Of these 17 patients, seven (41%) achieved stable disease by Response Evaluation Criteria In Solid Tumors (“RECIST”). This included patients with colorectal, lung, appendiceal, liver and uterine cancers. Dose related activity was demonstrated at the higher dose levels (176 and 229 mg/m2). At these two highest dose levels, four of five evaluable patients (80%) achieved sustained stable disease by RECIST ranging from 5.6 months to 8 months, representative of disease control. Of these, a patient with non-small cell lung cancer at the highest dose level additionally demonstrated non-index tumor shrinkage.

The safety assessment indicated that LOR-253 was well tolerated at all dose levels tested in this trial. The dose escalation was not limited by toxicity. The most common adverse event was Grade 1 or 2 fatigue seen in three patients. There was one Grade 3 toxicity, asymptomatic low blood phosphate level that was reversible by supplementation with phosphates. The pharmacokinetic profile was consistent with the predictive profile seen preclinically, and the elimination profile and half-life in patients were suggestive of a very rapid distribution phase and prolonged retention.

Small Molecular Program

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

LOR-500

This program aims to discover and develop potent, first-in-class small molecule inhibitors of maternal embryonic leucine zipper kinase (“MELK”). MELK plays an important role in cancer cell cycle, signaling pathways, and cancer stem cells. MELK is highly expressed in several cancer types and its expression correlates with poor prognosis in glioma and breast cancer. These findings provide strong support that selective targeting of MELK may be an effective cancer treatment strategy. Several compounds targeting MELK have been identified. Cancer associated kinases as drug targets are a very active area for research and development globally and kinase inhibitors are some of the best selling drugs in oncology, which include Imatinib, Sunitinib, Sorafenib and Erlotinib, whose annual global sales amount to billions. Much of the current focus is on the development of selective kinase inhibitors that hit specific targets in cancer cells and cause less toxicity associated with off-target effect. Lorus believes that the LOR-500 program can produce one of the first selective MELK inhibitor in development for cancer treatment and the market potential for this novel drug could exceed $1 billion annually.

LOR-500 is not currently in development as we are primarily focusing on LOR-253 at the present time.

Immunotherapy

IL-17E (also known as IL-25) is a recently identified cytokine that plays an important role in Th2 type immune response. Lorus scientists were the first to discover the anticancer properties of IL-17E against a range of solid tumors, including human melanoma, pancreatic, colon, lung, ovarian and breast tumor models with very low toxicity. IL-17E is potent and does not require further optimization before proceeding to the formal Investigational New Drug (“IND”) enabling preclinical studies planned to support advancing to a Phase I clinical trial.

In May 2012, Lorus entered into a global license with Genentech, a member of the Roche Group, in respect of certain patents owned by Genentech for IL-17E. Through this license, Genentech granted to Lorus the rights to develop IL-17E as a treatment for a large number of cancers on a global basis.

In June 2012, the Canadian Intellectual Property Office issued Lorus’ patent for IL-17E which protects the use of IL-17E to treat cancer, including many different solid tumors such as colon, breast, ovarian, pancreatic, and lung cancers as well as melanoma, until 2026.

In August 2012, the National Research Council of Canada Industrial Research Assistance Program (“NRC-IRAP”) awarded funding to Lorus to support development of IL-17E for cancer therapy. The $50,000 non-repayable contribution from NRC-IRAP was used for a pilot development project to manufacture IL-17E, which was carried out by researchers at the National Research Council who have extensive experience in the development, recovery and purification of recombinant proteins and peptides produced by different expression systems.

In December 2012, Lorus presented new data at the 2012 American Association for Cancer Research (“AACR”) Tumor Immunology: Multidisciplinary Science Driving Basic and Clinical Advances Conference. The presentation provided an overview of recent preclinical studies conducted by Lorus to assess the anticancer activity and safety of IL-17E. The studies show that IL-17E significantly inhibits the growth of colon and melanoma cancers in animal models, with no apparent signs of toxicity. The animal models used provide both a more complete assessment of the safety of IL-17E, and confirmation of the efficacy of IL-17E in animal models at safe doses. This is essential information for Lorus’ strategy to bring IL-17E into clinical studies to treat human cancers.

In January 2013, the United States Patent and Trademark Office issued Lorus the U.S. patent protecting methods of treating cancer with IL-17E, both alone and in combination with anticancer therapy drugs including gemcitabine, paclitaxel, docetaxel, erlotinib, cisplatin, and bevacizumab. The patent covers the treatment of a wide range of cancers, including breast, lung, colon, pancreatic, gastric and ovarian tumors, as well as melanoma. Patents with similar protection for IL-17E are pending in Canada and Europe.

IL-17E is not currently being developed by Lorus as we are primarily focusing on LOR-253 at the present time.

Business OF THE COMPANY

Strategic Review Process

On September 12, 2013, the Company formed a special committee composed of independent directors to review strategic alternatives available to the Company and secure the long-term financial and operational sustainability of the Company with a view to enhance shareholder value (the “Special Committee”). On October 28, 2013, the Special Committee, after having considered and reviewed a number of options, concluded its review. The special committee recommended that the board of directors of Lorus (the “Board”) approve the appointments of William G. Rice, Ph.D. as Chief Executive Officer and Chairman of the Board and of Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Company’s Senior Vice President of Medical Affairs. Additionally, on October 29, 2013, Brian Druker, M.D. was appointed as the Chair of the Company’s newly formed Scientific Advisory Board.

Changes in Management

On October 28, 2013, William G. Rice, Ph.D., was appointed as Chief Executive Officer and Chairman of the Board while Dr. Aiping Young continued as President and Chief Operating Officer of the Company until she departed the Company on March 18, 2014. Lorus also appointed Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Company’s Senior Vice President of Medical Affairs. Dr. Von Hoff is an independent contractor and advisor but is not an employee of Lorus. The Board, after receiving the recommendation of the Special Committee, unanimously approved the appointments. In doing so, the Board determined that such appointments were in the best interest of Lorus, as they were considered to enhance the management team and advisory team with the addition of two seasoned and experienced biotechnology executives bringing extensive clinical development and capital raising experience and improving the awareness and presence of the Company in the United States. On April 10, 2014, Dr. Rice was additionally appointed as President of the Company.

On October 29, 2013, Brian Druker, M.D., was appointed as the Chair of the Company’s Scientific Advisory Board. Like Dr. Von Hoff, Dr. Druker is an independent contractor and advisor but not an employee of Lorus.

On December 2, 2013, Avanish Vellanki was appointed as Chief Business Officer of the Company, to manage global business development, licensing and corporate strategy, and Gregory K. Chow was appointed as Chief Financial Officer, with responsibility for corporate finance and accounting functions for the Company. On April 10, 2014, Messrs. Vellanki and Chow were additionally appointed as Senior Vice Presidents of the Company.

Financial Strategy

To meet our future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity financings, and collaborative and licensing agreements. We intend to pursue financing opportunities as they arise. See “Risk Factors” above.

April 2014 Public Offering

In April 2014, we completed a public offering in Canada and a simultaneous private placement in the United States of Common Shares. Lorus issued 56,500,000 Common Shares at a purchase price of $0.50 per Common Share including 6,500,000 Common Shares pursuant to the partial exercise of an over-allotment option, for aggregate gross proceeds of $28,250,000. The total costs associated with the transaction were approximately $2,665,914 which includes a cash commission of $1,977,500 based on 7% of the gross proceeds received as part of the offering.

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”), a related party of Lorus by virtue of exercising control or direction over more than 10% of the Common Shares of Lorus, participated in this offering and acquired an aggregate of 1,300,000 Common Shares.

December 2013 Public Offering

On December 10, 2013, we completed a public offering of Common Shares. Lorus issued a total of 12,730,000 Common Shares at a price of $0.55 per Common Share, for aggregate gross proceeds of $7,001,500 from this offering.

The total costs associated with the transaction were approximately $999,440 which includes a cash commission of $420,090 based on 6% of the gross proceeds received as part of the offering, and the issuance of 763,800 broker warrants with an estimated fair value of $303,992 using the Black Scholes model. Each broker warrant is exercisable into one Common Share of the Company at a price of $0.55 for a period of twenty four months following closing of the offering.

Mr. Inwentash, a related party of the Company by virtue of exercising control or direction over more than 10% of the Common Shares of the Company participated in this offering and acquired an aggregate of 1,820,000 Common Shares.

On January 8, 2014, the underwriters conducting the offering exercised in full their over-allotment option to purchase an additional 1,909,500 Common Shares of the Company at a price of $0.55 per Common Share for additional gross proceeds of $1,050,225. The total costs associated with the exercise of the over-allotment option were approximately $125,612 based on 6% of the gross proceeds received as part of the exercise of the over-allotment option, and the issuance of 114,570 broker warrants with an estimated fair value of $45,599 using the Black Scholes model. Each broker warrant is exercisable into one Common Share of the Company at a price of $0.55 for a period of twenty four months following the closing of the over-allotment option exercise.

Fiscal 2014 Warrant Exercises

During the year ended May 31, 2014, 10,419,246 Common Share purchase warrants were exercised for proceeds of $4,457,886.

Warrants exercised during the year ended May 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	3,920	$1,764
June 2012 private placement warrants (ii)	4,911	$2,210
June 2012 broker warrants (iii)	1,238	$396
June 2013 private placement warrants (iv)	350	$88
Total	10,419	$4,458

Summary of outstanding warrants:
(in thousands)	2014	2013

August 2011 warrants (i)	1,166	5,086
August 2011 broker warrants (i)	–	194
June 2012 private placement warrants (ii)	16,952	20,625
June 2012 broker warrants (iii)	–	1,238
June 2013 private placement warrants (iv)	568	–
December 2013 broker warrants (v)	878	–
Number of warrants outstanding, end of year	19,564	27,143

(i)	August 2011 warrants are exercisable into Common Share of Lorus at a price per share of $0.45 and expire in August 2016. During the year ended May 31, 2014, 3.9 million warrants were exercised. In August 2013, 194 thousand broker warrants associated with this transaction expired unexercised.

(ii)	June 2012 warrants are exercisable into Common Shares of Lorus at a price per share of $0.45 and expired on June 8, 2014. During the year 4.911 million were exercised. Subsequent to the year end in June an additional 14.7 million warrants were exercised with the remaining 2.2 million expiring unexercised.

(iii)	June 2012 broker warrants were exercisable into Common Shares of Lorus at a price per share of $0.32 per unit. Each unit was comprised of 1 Common Share of Lorus and 1 Common Share purchase warrant exercisable at a price per share of $0.45 and expire on June 8, 2014. In May 2014 the broker warrants were exercised and an additional 1.238 million Common Share purchase warrants were issued.

(iv)	June 2013 private placement warrants are exercisable into Common Shares of Lorus at a price per share of $0.25 and expire in June 2015.

(v)	December 2013 broker warrants are exercisable into Common Shares of Lorus at a price per share of $0.55 and expire in December 2015.

June 2013 Promissory Notes and Warrants

In June 2013, we completed a private placement of units at a price of $1,000 per unit, for aggregate gross proceeds of $918,000. Each unit consisted of (i) a $1,000 principal amount of unsecured promissory note and (ii) 1,000 Common Share purchase warrants. The promissory notes bore interest at a rate of 10% per annum, payable monthly and were due June 19, 2014. Each warrant entitled the holder to purchase one Common Share of Lorus at a price per Common Share equal to $0.25 at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent) acquired an aggregate of $68,000 of the promissory notes. Mr. Inwentash acquired $100,000 of the promissory notes. These notes and any interest accrued thereon were repaid in full in April 2014.

September 2013 Convertible Promissory Notes

In September 2013, we completed a private placement of convertible promissory notes for aggregate gross proceeds of $600,000. Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into Common Shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015. Mr. Inwentash acquired $150,000 of the promissory notes.

September 2013 Loans payable

In September 2013, we entered into loan agreements for proceeds of $150,000. The loan agreements were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. We repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.

June 2012 Private Placement

In June 2012, we completed a private placement of 20,625,000 units at a subscription price of $0.32 per unit and each unit consisted of one Common Share and one Common Share purchase warrant for gross proceeds to Lorus of $6,600,000. Each warrant was exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45. We paid a cash finder’s fee of $396,000 based on 6% of the gross proceeds of the private placement and issued 1,237,500 finder’s warrants at an exercise price of $0.32 each. Each finder’s warrant was exercisable into units consisting of 1,237,500 Common Shares and 1,237,500 warrants.

August 2011 Unit Offering

In August 2011, we closed a public offering for gross proceeds of $2,193,600 whereby we issued 5,484,000 Common Shares and 5,677,515 warrants including broker warrants. Each warrant entitles the holder to purchase one Common Share for five years after the closing of the offering at an exercise price of $0.45. If on any date the 10-day volume weighted average trading price of the Common Shares on the TSX equals or exceeds 200% of the $0.45 exercise price, then upon sending the holders of warrants written notice of and issuing a news release announcing such accelerated exercise date, the warrants shall only be exercisable for a period of 30 days following the date of notice.

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

License Agreements

Genentech Inc.

The Company holds a non-exclusive license from Genentech Inc. (“Genentech”) to certain patent rights to develop and sub-license a specified polypeptide. In consideration of the license, the Company paid an upfront amount and could be required to pay to Genentech additional milestones and royalties on sales. The initial amount paid upfront was a one-time non-creditable, non-refundable fee which was immaterial to the Company. The aggregate milestone amounts payable under the agreement total $2,325,000. Additionally, the Company is obligated to make royalty payments after the first commercial sale of the polypeptide within a range of 1% to 5% on a country by country basis on an aggregate worldwide scale of net sales. No milestone or royalty payments under this agreement have become due and the Company does not expect to make any milestone or royalty payments under this agreement during the fiscal year ending May 31, 2015. The Company cannot reasonably predict when such royalties will become payable, if at all. The agreement will terminate upon the expiration of the last patent, which is expected to be in 2020. The agreement may be terminated (i) by the Company for any reason upon 60 days prior written notice to Genentech or (ii) by Genentech for any material breach of the agreement by the Company, provided that the Company has the option to cure such breach within 30 days following written notice by Genentech.

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

Deferred Share Unit Plan

As at May 31, 2014, no deferred share units under the deferred share unit plan of the Corporation (the “DSU Plan”) were outstanding (May 31, 2013 – 780,000). 780,000 Common Shares of the Company were issued in April 2014 in satisfaction of the outstanding deferred share unit liability. The shares issued had a fair value of $444,000.

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.

Small Molecule

We have been issued 18 patents and have 12 pending patents worldwide for our in-house small molecules.  These patents cover LOR-253 composition of matter and methods of treating different cancers with LOR-253, including solid tumors and leukemia.   Composition of matter patents expire in 2028 in the United States and 2026 in other countries.  Our patents also include several compounds that are similar to LOR-253, which provide protection from competitors seeking to develop anticancer products that are related in chemical structure to LOR-253.

Immunotherapy

We have two issued patents and one pending patent for our IL-17E immunotherapy program. The patents, which expire in 2026, cover methods of treating cancer with IL-17E.  Specific cancers listed in the patents include colon, breast, ovarian, cervical, lung gastric and prostate tumors.  Lorus has entered into a license agreement with Genentech, which provides Lorus the right to use Genentech’s IL-17E composition of matter patent for anticancer uses, as described above under License Agreements.

Other Therapies

We have 13 issued patents and one pending patent worldwide for our DNA-based therapeutics. These patents include composition of matter for the ribonucleotide reductase-targeted therapy LOR-2040 and methods of treating acute myeloid leukemia with this compound.  Patents for composition of matter expire in 2017 and in 2024 for anticancer methods.

Risks Relating to Intellectual Property

Our pending patent applications may not result in issued patents and our issued patents may not be held valid and enforceable if challenged. Competitors may be able to circumvent any such issued patents by adoption of a competitive, though non-infringing product or process. Interpretation and evaluation of pharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions. Our business could be adversely affected by increased competition in the event that any patent granted to it is held to be invalid or unenforceable or is inadequate in scope to protect our operations.

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

Employees

As at May 31, 2014, we employed 19 full-time persons and three part-time persons in research and drug development and administration activities. Among our employees, five hold Ph.D.’s, five hold MSc degrees, one holds a DVM degree and numerous others hold degrees and designations such as BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans. See Item 6.B – Compensation.

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

We entered into a sub-lease agreement for three offices and secretarial space, located at 4401 Eastgate Mall, San Diego, California which occupies approximately 800 square feet. This leased premise is used for administrative purposes only. This lease expires December 31, 2014

Competition

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

Lorus has two subsidiaries: NuChem Pharmaceuticals Inc. (“NuChem”), a company incorporated under the laws of Ontario, Canada, and Lorus Therapeutics U.S. Inc. (“Lorus USA”), a company incorporated under the laws of Delaware, USA. Lorus owns 80% of the issued and outstanding voting share capital of NuChem and 100% of the issued and outstanding voting share capital of Lorus USA. NuChem has limited activity and the non-controlling interest is not material to the financial statements of the Company. Lorus USA was incorporated in April 2014 and did not have any activity during the year ended May 31, 2014.

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

D.	Property, plant and equipment.

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The leased premises include approximately 8,000 square feet of laboratory and research space. We believe that our existing facilities are adequate to meet our requirements for the near term. Our current lease expires on March 31, 2015.

We entered into a sub-lease agreement for three offices and secretarial space, located at 4401 Eastgate Mall, San Diego, California which occupies approximately 800 square feet. This leased premise is used for administrative purposes only. This lease expires December 31, 2014

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating results.

Please see our Management’s Discussion and Analysis for the fiscal year ended May 31, 2014 in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and capital resources.

Please see our Management’s Discussion and Analysis for the fiscal year ended May 31, 2014 in Exhibit 15.1, which is incorporated herein by reference.

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

E.	Off-balance sheet arrangements.

As at May 31, 2014, we had not entered into any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

(In thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$154	$149	$5	$—	$—

The Company’s current facility lease expires in March 2015.

We hold a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. We do not expect to make any milestone or royalty payments under this agreement in the fiscal year ending May 31, 2015, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

On July 10, 2007, we completed a plan of arrangement and corporate reorganization with Old Lorus. As part of the arrangement, we agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of the arrangement. We recorded a liability of $50,000, which we believe to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2014. There have been no claims on this indemnification to date.

G.	Safe Harbor

Please see “Forward Looking Statements” beginning on page 1 above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

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

As at May 31, 2014, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over, approximately 316,387 Common Shares or approximately 0.25% of our outstanding Common Shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since

Directors:
Dr. Denis Burger(1)(2) Oregon, United States	Director	September 2007

Dr. Brad Thompson(3) Alberta, Canada	Director	June 2013

Dr. Brian Underdown(1)(2) Ontario, Canada	Director	December 2013

Dr. Mark Vincent(3) Ontario, Canada	Director	September 2007

Warren Whitehead(1) Ontario, Canada	Director	April 2011

Dr. Jim Wright(2) Ontario, Canada	Director	October 1999

Dr. William Rice California, USA	Chairman	October 2013

Officers:
Dr. William Rice California, USA	President and Chief Executive Officer	October 2013

Gregory Chow California, USA	Senior Vice President and Chief Financial Officer	November 2013

Avanish Vellanki California, USA	Senior Vice President and Chief Business Officer	November 2013

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

Dr. William Rice: Dr. Rice joined Lorus as Chairman and Chief Executive Officer in October 2013. Prior to joining Lorus, Dr. Rice served as the President, Chief Executive Officer and Chairman of the board of Cylene Pharmaceuticals, Inc., a private biotechnology company (“Cylene”). Prior to Cylene, Dr. Rice was the founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and served as a faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine. Dr. Rice received his Ph.D. from Emory University Department of Biochemistry. He also serves as the Chairman of the board of Cylene.

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

Dr. Jim Wright: Dr. Wright is presently Chief Executive Officer of NuQuest Bio Inc., a position he has held since 2006. As of July 1, 2010, Dr. Wright accepted a position as an Adjunct Professor in the Department of Biochemistry and Biomedical sciences at McMaster University. Dr. Wright co-founded GeneSense Technologies Inc. in 1996, which merged with Lorus in October 1999, and previously served as Lorus' President and Chief Executive Officer from October 1999 to September 2006. Dr. Wright was Professor in the Faculties of Science and Medicine at the University of Manitoba and Professor in the Faculty of Medicine at the University of Toronto prior to 2005.

Mr. Warren Whitehead: Mr. Whitehead is a CPA (CMA) who has held senior financial management positions in several biotechnology and pharmaceutical companies. Currently he is the Chief Financial Officer of Amorfix Life Sciences Ltd. Prior to this, he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008. Prior to ARIUS, Mr. Whitehead was Chief Financial Officer at Labopharm Inc., where he completed a series of public equity financings and a listing on NASDAQ. He is currently the Chairman of the Board of Directors of PlantForm Corporation, a life sciences company that develops biosimilar antibody drugs for treatment of cancer and other critical illnesses.

Gregory Chow: Mr. Chow joined Lorus as Chief Financial Officer in December 2013. Previously, Mr. Chow served as Managing Director, Director of Private Placements at Wedbush Securities, where he led the private placement capital activities within the Life Sciences Investment Banking Group. Prior to joining Wedbush, he was a Director in the Private Placements / Equity Capital Markets Group at RBC Capital Markets, where he led life science private capital activities. Previously, he led the Private Capital Group at Wells Fargo Securities and was a Senior Auditor at BDO Seidman, LLP in their Century City, CA office. Mr. Chow is a Certified Public Accountant (inactive) in the State of California.  Mr. Chow received his MBA in Finance from The Wharton School at the University of Pennsylvania, and his BA in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara.

Avanish Vellanki: Mr. Vellanki became Lorus’ Chief Business Officer in December 2013, having most recently served as Senior Vice President, Investment Banking at Wedbush Securities focusing on the biotechnology sector. Prior to Wedbush Securities, Mr. Vellanki held the position of Senior Director of Corporate Development at Proteolix, Inc. (acquired by Onyx Pharmaceuticals), a biotechnology company focused on the development of oncology therapeutics. Previously, Mr. Vellanki served as Vice President in the Global Healthcare Investment Banking team at Citigroup’s Global Healthcare Investment Banking, where he focused on large cap global biopharma strategic and financial advisory. Mr. Vellanki began his career at Bear Stearns as an equity research analyst covering the small/mid-cap biotechnology sector, and held the title of Vice President as a publishing analyst. Mr. Vellanki holds a BA from Carleton College, an MBS in Biochemistry from the University of Minnesota and MBA from the Carlson School of Management at the University of Minnesota.

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

Summary Compensation Table

Name and Principal Position	Fiscal Year ended May 31	Salary ($)		Share- based awards ($)		Option- based awards(2) ($)	Non-equity incentive plan compensation			Pension value ($)	All other compensation(11) ($)		Total compensation ($)
							Annual incentive plans(10) ($)		Long-term incentive plans ($)
Dr. William G. Rice(3)	2014	266,806	(12)	N/A		1,246,742	454,750	(12)	Nil	N/A	26,839	(12)	1,995,137
Chairman, President and Chief Executive Officer	2013	-		-		-	-		-	-	-		-
	2012	-		-		-	-		-	-	-		-

Dr. Aiping Young (4)(5)(6)	2014	289,971		N/A	(1)	Nil	Nil		Nil	N/A	1,087,929		1,377,900
Former President and Chief Operating Officer	2013	352,937		N/A		443,100	128,416		Nil	N/A	Nil		924,453
	2012	349,334		304,200	(1)	49,500	Nil		Nil	N/A	Nil		703,034

Mr. Gregory K. Chow(7)	2014	125,925	(12)	N/A		690,625	370,381	(12)	Nil	N/A	19,234	(12)	1,206,165
Senior Vice President and Chief Financial Officer	2013	-		-		-	-		-	-	-		-
	2012	-		-		-	-		-	-	-		-

Ms. Elizabeth Williams(8)	2014	80,837		N/A		71,925	27,537		Nil	N/A	Nil		180,299
Director of Finance	2013	69,659		N/A		42,200	9,535		Nil	N/A	Nil		121,194
	2012	68,923		N/A		27,238	Nil		Nil	N/A	Nil		96,161

Mr. Avanish Vellanki(9)	2014	125,925	(12)	N/A		690,625	370,381	(12)	Nil	N/A	19,234	(12)	1,206,165
Senior Vice President and Chief Business Officer	2013	-		-		-	-		-	-	-		-
	2012	-		-		-	-		-	-	-		-

Dr. Yoon Lee	2014	141,105		N/A		71,925	42,906		Nil	N/A	Nil		255,936
Vice President Research	2013	139,546		N/A		63,300	26,484		Nil	N/A	Nil		229,330
	2012	138,071		N/A		27,983	Nil		Nil	N/A	Nil		166,054

(1)	During the year ended May 31, 2012, 780,000 deferred share units were issued to Dr. Aiping Young. The fair value of these deferred share units is marked to market and during the fiscal year ended May 31, 2014 the fair value had increased from $171,600 at May 31, 2013 to $444,600 as at April 30, 2014 resulting in an increase in value of $273,000 during the fiscal year ended May 31, 2014. The 780,000 deferred share units were redeemed by Dr. Young in consideration for 780,000 Shares on April 30, 2014.

(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of between 125 and 135%; (iii) risk free interest rate of between 1 and 3%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

(3)	Dr. Rice was named Chairman of the Board and Chief Executive Officer of the Corporation on October 28, 2013 and President of the Corporation on April 10, 2014.

(4)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by William G. Rice, Ph.D. Dr. Young left the Corporation on March 18, 2014.

(5)	Dr. Young did not receive any compensation for her role as a director of the Corporation. Dr. Young did not stand for re-election at the annual general and special meeting of the shareholders of the Corporation held on March 27, 2014.

(6)	Pursuant to the provisions of Dr. Young’s termination agreement, 525,000 unvested options vested as of April 22, 2014, and the total 1,325,000 vested options held by Dr. Young as of April 22, 2014 will expire on March 18, 2015.

(7)	Mr. Chow was named Chief Financial Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(8)	Ms. Williams acted as Chief Financial Officer until December 2, 2013. Ms. Williams is employed on a part-time basis.

(9)	Mr. Vellanki was named Chief Business Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(10)	During the year one-time bonuses were paid to NEO’s upon the completion of key financing milestones. These amounts were approved by the Board and have been included in the Annual Incentive Plan column.

(11)	Other compensation for Dr. Rice, Mr. Chow and Mr. Vellanki relates to consulting fees paid to NEO’s for services provided prior to employment. Other compensation paid to Dr. Young was pursuant to the provisions of Dr. Young’s termination agreement.

(12)	Dr. William G. Rice, Mr. Gregory K. Chow and Mr. Avanish Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.07CDN.

Name and Principal Position	Fiscal Year	Salary ($)		Cash Bonus(1)(7) ($)		Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	All Other Compensation(8) ($)
Dr. William G. Rice(2)	2014	266,806	(9)	454,750	(9)	Nil	2,950,000	26,839	(9)
Chairman, President and Chief Executive Officer	2013	-		-		Nil	-	-
	2012	-		-		Nil	-	-

Dr. Aiping Young (3)(5)(6)	2014	289,971		Nil		Nil	Nil	1,377,900
Former President and Chief Operating Officer	2013	352,937		128,416		Nil	1,060,000	Nil
	2012	349,334		Nil		Nil	275,000	304,200

Mr. Gregory K. Chow(4)	2014	125,925	(9)	370,381	(9)	Nil	1,275,000	19,234	(9)
Senior Vice President and Chief Financial Officer	2013	-		-		Nil	-	-
	2012	-		-		Nil	-	-

Ms. Elizabeth Williams	2014	80,837		27,537		Nil	175,000	Nil
Director of Finance, Acting Chief Financial Officer(5)	2013	69,659		9,535		Nil	100,000	Nil
	2012	68,923		Nil		Nil	162,000	Nil

Mr. Avanish Vellanki(6)	2014	25,925	(9)	370,381	(9)	Nil	1,275,000	19,234	(9)
Senior Vice President and Chief Business Officer	2013	-		-		Nil	-	-
	2012	-		-		Nil	-	-

Dr. Yoon Lee	2014	141,105		42,906		Nil	175,000	Nil
Vice President Research	2013	139,546		26,484		Nil	150,000	Nil
	2012	138,071		Nil		Nil	167,000	Nil

(1)	Cash bonuses are assessed by the Compensation Committee and approved by the Board based on corporate objectives. Bonuses for the year ended May 31, 2014 were paid in the year ended May 31, 2015.

(2)	Dr. Rice was named Chairman of the Board and Chief Executive Officer of the Corporation on October 28, 2013 and President of the Corporation on April 10, 2014.

(3)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by William G. Rice, Ph.D. Dr. Young left the Corporation on March 18, 2014.

(4)	Mr. Chow was named Chief Financial Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(5)	Ms. Williams acted as Chief Financial Officer until December 2, 2013. Ms. Williams is employed on a part-time basis.

(6)	Mr. Vellanki was named Chief Business Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(7)	During the year one-time bonuses were paid to NEO’s upon the completion of key financing milestones. These amounts were approved by the Board and have been included in the Cash Bonus column.

(8)	Other compensation for Dr. Rice, Mr. Chow and Mr. Vellanki relates to consulting fees paid to NEO’s for services provided prior to employment. Other compensation paid to Dr. Young was pursuant to the provisions of Dr. Young’s termination agreement.

(9)	Dr. William G. Rice, Mr. Gregory K. Chow and Mr. Avanish Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.07CDN.

Directors’ Compensation

The following table details the compensation received by each director for the fiscal year ended May 31, 2014:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Mr. Herbert Abramson(2)	12,500	Nil	Nil	Nil	N/A	Nil	12,500
Dr. Denis Burger	45,758	Nil	12,330	Nil	N/A	Nil	58,088
Dr. Bradley Thompson(3)	23,750	Nil	18,495	Nil	N/A	Nil	42,245
Dr. Brian Underdown(4)	25,250	Nil	12,330	Nil	N/A	Nil	37,580
Dr. Mark Vincent	31,000	Nil	12,330	Nil	N/A	Nil	43,330
Mr. Warren Whitehead	40,000	Nil	12,330	Nil	N/A	Nil	52,330
Dr. Jim Wright(5)	207,500	Nil	115,080	Nil	N/A	Nil	322,580

Dr. Rice did not receive any compensation for his role as a director of the Corporation.

(1)	In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 125%; (iii) risk free interest rate of 1.5%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

(2)	Mr. Abramson resigned from the Board effective December 10, 2013.

(3)	Dr. Thompson joined the Board on June 27, 2013.

(4)	Dr. Underdown joined the Board on December 10, 2013.

(5)	Dr. Jim Wright was granted 250,000 stock options with a fair value of $102,750 on April 10, 2014 which were subsequently cancelled on May 15, 2014 in exchange for a cash payment of $125,000 as compensation for his role as Chairman of the Board and of the Special Committee (as defined below)

During the fiscal year ended May 31, 2014, each director who was not an officer of the Corporation was entitled to receive 15,000 share options and, at his election, Common Shares, deferred share units and/or cash compensation for attendance at the Board committee meetings. In addition, as directors had not received an option grant for the fiscal year 2014, each director received an additional grant of 15,000 options. Compensation for each director consisted of an annual fee of $15,000 and $1,500 per Board meeting attended (the Chair had previously received $4,500 to chair a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair of the Audit Committee received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members receive $500 for meetings held via conference call. Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

Directors are entitled to participate in the DSU Plan. None of our directors except for Dr. Aiping Young participated in this plan in the fiscal years ended May 31, 2014 or 2013.

Management Contracts

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if their employment is terminated by the Corporation other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki shall be entitled to a payment equivalent to 12 months of their respective annual base salaries at the time of termination (Dr. Rice’s current annual base salary represents US$480,000, Mr. Chow’s current annual base salary represents US$315,000 and Mr. Vellanki’s current annual base salary represents US$315,000), plus an amount equal to the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination. In addition, the employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits will continue to be made for a period of 12 months following termination of their employment. The employment agreement of Dr. Lee provides that if his employment is terminated by the Corporation other than for cause, Dr. Lee shall be entitled to a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months. The employment agreement of Ms. Williams provides that if her employment is terminated by the Corporation other than for cause, Ms. Williams shall be entitled to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination.

If the employment agreements are terminated by the Corporation other than for cause, then all unexercised share options then held by each are governed by the terms of the Share Option Plan.

The employment agreements of Mr. Chow and Mr. Vellanki provide that, in the event their employment with the Corporation is terminated within three months immediately preceding or 12 months immediately following the consummation of a change of control, each of Mr. Chow and Mr. Vellanki would be eligible, subject to certain conditions, to receive a payment equivalent to 18 months of their annual base salaries at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination following a change of control. The employment agreements of Dr. Rice, Dr. Lee and Ms. Williams do not include change of control provisions.

The following table sets out the amount that would have been payable to each Named Executive Officer had there been a change of control of the Corporation on May 31, 2014 and the severance payment that would have been payable to each Named Executive Officer had the Corporation terminated employment of the Named Executive Officer without cause on May 31, 2014:

Name	Termination Without Cause		Change of Control
Dr. William G. Rice	US$582,000	(1)	Nil
Mr. Gregory K. Chow	US$375,000	(1)	US$532,500	(2)
Ms. Elizabeth Williams	$106,000	(3)	Nil
Mr. Avanish Vellanki	US$375,000	(1)	US$532,500	(2)
Dr. Yoon Lee	$160,000	(4)	Nil

(1)	This amount represents 12 months of annual base salary at the time of termination, plus an amount equal to the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.
(2)	This amount represents 18 months of annual base salary at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.
(3)	This amount represents the applicable notice entitlement under employment legislation in the event of termination.
(4)	This amount represents 12 months of annual base salary at the time of termination.

Dr. Aiping Young received severance payments of $1.1 million in connection with the termination of her employment which occurred on March 18, 2014. On April 30, 2014, the Company issued 780,000 Shares of Lorus in settlement of the 780,000 outstanding DSU’s held by Dr. Young. In addition, as part of Dr. Young’s severance, 525,000 unvested options vested as of March 19, 2014, and the total 1,325,000 vested options held by Dr. Young as of April 22, 2014 will expire on March 18, 2015.

Equity Compensation Plans

The following table sets forth certain details as at the end of the fiscal year ended May 31, 2014 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Shares reflected in Column (a)) (c)		Total options, warrants and rights outstanding and available for grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by Shareholders	15,167,496	10.9%	$0.54	5,731,171	4.1%	20,898,667	15%

Share Option Plan

The Share Option Plan was established to advance the interests of Lorus by:

•	providing Eligible Persons (as defined below) with additional incentives;

•	encouraging stock ownership by Eligible Persons;

•	increasing the interest of Eligible Persons in the success of Lorus;

•	encouraging Eligible Persons to remain loyal to Lorus; and

•	attracting new Eligible Persons to Lorus.

The Compensation Committee, as authorized by the Board, administers the Share Option Plan. The maximum total number of Shares available for issuance from treasury under the Share Option Plan, together with the DSU Plan, the ACP and any other security based compensation arrangement is 15% of the Corporation’s issued and outstanding Shares at any given time. Any exercise of options pursuant to the Share Option Plan will make new option grants available under the Share Option Plan, provided that the maximum number of Shares reserved for issuance collectively under the Plans may not exceed 15% of the Corporation’s issued and outstanding Shares at any given time.

Under the Share Option Plan, options may be granted to any executive officer, employee, subsidiary of an executive officer or employee, or consultant or consultant entity (“Eligible Persons”). The exercise price of options granted under the Share Option Plan is established by the Board and will be equal to the closing market price of the Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the Share Option Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant. If the date on which an option expires pursuant to an option agreement occurs during, or within 10 days after the last day of, a black out period or other restriction period imposed on the trading of Shares by the Corporation, the expiry date for the option will be the last day of the 10-day period. Options are personal to the participant and a participant may not transfer an option except in accordance with the Share Option Plan.

The Board may, its sole discretion, amend, suspend or terminate the Share Option Plan or any portion of it at any time in accordance with applicable legislation, without obtaining the approval of Shareholders. Any amendment to any provision of the Share Option Plan is subject to any required regulatory or Shareholder approval. The Corporation is, however, required to obtain the approval of the Shareholders for any amendment related to (i) the maximum number of Shares reserved for issuance under the Share Option Plan, and under any other security based compensation arrangements of the Corporation; (ii) a reduction in the exercise price for options held by insiders of the Corporation; and (iii) an extension to the term of options held by insiders of the Corporation.

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

Alternate Compensation Plan

The Corporation has an ACP Plan which enables Lorus to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of Shares. The ACP Plan permits the Corporation to, in circumstances considered appropriate by the Board, encourage the ownership of equity of the Corporation by its directors and senior employees (“ACP Participants”), enhance the Corporation’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Corporation.

Under the ACP Plan, ACP Participants have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”) by the allotment and issuance from treasury of such number of Shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing Share price for the five (5) trading days prior to payment date (the “5-day VWAP”). The issue price of Shares issued under the ACP is the 5-day VWAP. Upon ceasing to be an ACP Participant, such ACP Participant will no longer be eligible to receive Shares under the ACP Plan and any amounts owing to such ACP Participant shall be paid without reference to the ACP Participant.

The maximum number of Shares reserved for issuance under the ACP Plan, when combined with the Share Option Plan and the DSU Plan, shall not exceed 15% of the Corporation’s issued and outstanding Shares at any given time.

There have been no Shares issued under the ACP Plan during the year ending May 31, 2014. Since May 31, 2014, there have been no Shares issued under the ACP Plan.

The Board may, at any time and from time to time, amend, suspend or terminate the ACP Plan without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange. Notwithstanding the foregoing, the Board may not, without the approval of the Shareholders, make amendments to the ACP Plan to increase the maximum number of Shares issuable under the ACP Plan, or to amend the provisions regarding Shareholder approval.

Deferred Share Units Plan

The Corporation adopted the DSU Plan on April 17, 2000 (amended on November 29, 2012 and March 27, 2014) which provides that participating directors and senior officers (“DSU Participants”) may elect to receive either a portion or all of the remuneration to be received from the Corporation in deferred share units. Such remuneration includes all amounts payable in cash or Common Shares (subject to election otherwise under the DSU Plan) to a DSU Participant by the Corporation or a subsidiary of the Corporation in respect of the services provided to the Corporation or subsidiary by the DSU Participant in any calendar year, including (a): in the case of a director, without limitation, (i) annual Board or committee of the Board or advisory retainer fees, (ii) fees for attending meetings of the Board or a committee of the Board and (iii) fees for serving as chairman or chairwoman of any committee of the Board, but, for greater certainty, excluding amounts payable to a DSU Participant as a reimbursement for expenses incurred in attending meetings; and (b): in the case of a senior officer, without limitation, those services for which a salary or cash bonus would normally be paid, provided that the relevant performance criteria which serve as a basis for the granting of such bonuses have been met.

Under the DSU Plan, the deferred share units that DSU Participants elect to receive for remuneration earned are credited to each DSU Participant’s account in an amount of units equal to the gross amount of remuneration to be deferred divided by the fair market value of the Shares, being the closing price of the Shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the applicable regulatory authorities. Rights respecting deferred share units are not transferable or assignable other than by will or by the laws of descent and distribution.

A DSU Participant who has retired, resigned or has been terminated without cause from all positions with the Corporation and any subsidiary of the Corporation may redeem the deferred share units credited to the DSU Participant’s account. Subject to the approval of the Compensation Committee, the DSU Participant may indicate what portion of the payment is to be paid in cash and what portion is to be paid in Common Shares. A DSU Participant who has been terminated with cause may not redeem the deferred share units held by that DSU Participant and those deferred share units so held will be deemed cancelled as of the date of termination of the DSU Participant.

The maximum number of Common Shares reserved for issuance under the DSU Plan, when combined with the Share Option Plan and the ACP Plan, shall not exceed 15% of the Corporation’s issued and outstanding Common Shares at any given time.

During the period from June 1, 2013 to May 31, 2014, 780,000 deferred share units were outstanding under the DSU Plan. In April 2014 the outstanding DSU obligation was satisfied through the issuance of 780,000 Common Shares. Since May 31, 2014, there have been no deferred share units issued under the DSU Plan.

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

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (“ESPP”), the purpose of which is to assist the Corporation in retaining the services of its employees, securing and retaining the services of new employees and providing incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase Common Shares on the stock market at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Common Shares under the ESPP.

During the year ended May 31, 2014, under the ESPP, Named Executive Officers, as a group, and employees did not purchase any Common Shares pursuant to the ESPP. Since May 31, 2014, there have been no Common Shares purchased pursuant to the ESPP.

Option Grants During Fiscal Year 2014

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the fiscal year ended May 31, 2014:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. William G. Rice(1)	425,000	6.2%	$0.29	$0.29	October 27, 2023
Chairman, President and	781,633	11.4%	$0.61	$0.61	December 10, 2023
Chief Executive Officer	63,367	0.9%	$0.58	$0.58	January 29, 2024
	1,680,000	24.4%	$0.50	$0.485	April 10, 2024

Dr. Aiping Young (2)	Nil	Nil	Nil	Nil	Nil
Former President and Chief
Operating Officer

Mr. Gregory K. Chow(3)	425,000	6.2%	$0.78	$0.78	November 4, 2013
Senior Vice President and	425,000	6.2%	$0.61	$0.61	December 10, 2023
Chief Financial Officer	425,000	6.2%	$0.50	$0.485	April 20, 2024

Ms. Elizabeth Williams(4) Director of Finance	175,000	2.5%	$0.50	$0.485	April 20, 2024

Mr. Avanish Vellanki(5)	425,000	6.2%	$0.78	$0.78	November 4, 2013
Senior Vice President and	425,000	6.2%	$0.61	$0.61	December 10, 2023
Chief Business Officer	425,000	6.2%	$0.50	$0.485	April 20, 2024

Dr. Yoon Lee Vice President Research	175,000	2.5%	$0.50	$0.485	April 20, 2024

(1)	Dr. Rice was named Chairman of the Board and Chief Executive Officer of the Corporation on October 28, 2013 and President of the Corporation on April 10, 2014.

(2)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by William G. Rice, Ph.D. Dr. Young left the Corporation on March 18, 2014.

(3)	Mr. Chow was named Chief Financial Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(4)	Ms. Williams acted as Chief Financial Officer until December 2, 2013. Ms. Williams is employed on a part-time basis.

(5)	Mr. Vellanki was named Chief Business Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

Incentive Compensation Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at May 31, 2014:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. William G. Rice Chairman, President and Chief Executive Officer	425,000 781,633 63,367 1,680,000	0.290 0.610 0.580 0.500	Oct 27, 2023 Dec 10, 2023 Jan 29, 2024 Apr 10, 2024	68,000 Nil Nil Nil	Nil	Nil	Nil

Dr. Aiping Young (2) Former President and Chief Operating Officer	275,000 1,050,000	0.215 0.475	Nov 28, 2021 Aug 1, 2022	64,625 Nil	Nil	Nil	Nil

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	425,000 425,000 425,000	0.78 0.610 0.500	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024	Nil Nil Nil	Nil	Nil	Nil

Ms. Elizabeth Williams Director of Finance	85,000 62,000 100,000	0.215 0.18 0.475	Nov 28, 2021 March 8, 2022 Aug 1, 2022	19,975 16,740 Nil	Nil	Nil	Nil

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	425,000 425,000 425,000	0.78 0.610 0.500	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024	Nil Nil Nil	Nil	Nil	Nil

Dr. Yoon Lee Vice President Research	100,000 67,000 150,000	0.215 0.18 0.475	Nov 28, 2021 March 8, 2022 Aug 1, 2022	23,500 18,090 Nil	Nil	Nil	Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on May 31, 2014 at the end of the fiscal year ($0.45), and the exercise price of the options.

(2)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by Dr. William Rice, Ph.D. Dr. Young left the Corporation on March 18, 2014.

The 425,000 options granted to each of Mr. Gregory Chow and Mr. Avanish Vellanki on April 10, 2014 vest over 36 months from the date of the grant in 35 equal monthly instalments of 11,806 and a 36th instalment of 11,790.

Aggregated Option/SAR Exercises During the Most Recently Completed

Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2014 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2014 ($) Exercisable/Unexercisable

Dr. William G. Rice Chairman, President and Chief Executive Officer	Nil	Nil	425,000/2,525,000	68,000/nil

Dr. Aiping Young Former President and Chief Operating Officer	Nil	Nil	1,325,000/nil	64,625/nil

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	Nil	Nil	636,806/638,194	nil/nil

Ms. Elizabeth Williams Director of Finance	Nil	Nil	206,500/215,500	32,530/4,185

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	Nil	Nil	636,806/638,194	nil/nil

Dr. Yoon Lee Vice President Research	Nil	Nil	255,250/229,250	35,305/4,523

C.	Board practices.

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

Our non-management directors have no service contracts with us or our subsidiaries that provide for benefits upon termination of employment. See “—Management Contracts” above for a summary of key employment agreements.

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

The members of these committees during the 2014 fiscal year were as follows:

Audit Committee	Denis Burger, Herbert Abramson (resigned December 2013), Brian Underdown (from December 2013) Warren Whitehead
Nominating and Corporate Governance Committee:	Herbert Abramson (resigned December 2013), Bradley Thompson (from March 2014), Mark Vincent
Compensation Committee:	Denis Burger, Brian Underdown (from March 2014) ,Jim Wright

The current members of these committees are as follows:

Audit Committee	Denis Burger, Brian Underdown, Warren Whitehead
Nominating and Corporate Governance Committee:	Mark Vincent, Bradley Thompson
Compensation Committee:	Denis Burger, Jim Wright, Brian Underdown

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. The Compensation Committee is currently comprised of independent Board members Dr. Burger, Dr. Underdown and Dr. Jim Wright. Dr. Wright is not standing for re-election at the Meeting as a member of the Board. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met seven times during the period from June 1, 2013 until May 31, 2014.

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

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to the share option plan (the “Share Option Plan”), the deferred share unit plan (the “DSU Plan”) and the alternate compensation plan of the Corporation (the “ACP Plan” and, collectively with the Share Option Plan and the DSU Plan, the “Plans”), employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

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

Short-Term Compensation Incentives

The role of short-term compensation incentives at Lorus is to motivate our executive officers to achieve specified performance objectives for fiscal 2014 and to reward them for their achievement in the event that those objectives are met. Each year, the compensation committee of the Board approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options, to reward extraordinary individual performance.

For each executive officer, during the fiscal year ended May 31, 2014, the annual cash bonuses ranged from 15% to 45% of base salary when all corporate and individual executive officer objectives were achieved.

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

The number of options granted for certain executives of Lorus for the fiscal year ended May 31, 2014 was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grant of options.

The granting of options to purchase Shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

Performance Metrics

The performance of the Named Executive Officers for the 2014 fiscal year was measured with respect to the following objectives:

1)	Obtain financial security through two financings;

2)	Establish experienced management team;

3)	Obtain analyst coverage;

4)	Other corporate objectives.

Each of the above objectives is weighted at 65%, 5%, 20% and 10% respectively in relation to assessment of satisfaction of overall corporate objectives and determination of any general corporate bonuses. Based on these criteria the Board assigned an achievement of 95%. Incentive compensation related to the attainment of these objectives will be paid in fiscal 2015. Similar performance metrics will be established for the year ending May 31, 2015 based on the approved business plan for the current year.

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

Audit Committee

The charter of our audit committee is attached as Schedule A to our annual information form filed on a Form 6-K on July 17, 2014. The current members of the Audit Committee are Brian Underdown, Denis Burger and Warren Whitehead. Mr. Warren Whitehead is the Chairman of the Audit Committee and has been considered to be the Financial Expert. Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Underdown, Burger and Whitehead are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation. Mr. Burger, in his previous position as Chairman and Chief Executive Officer of AVI Biopharma, is educated and experienced in reading and analyzing financial statements. Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies. Mr. Underdown, in his position of Managing Director at Lumira Capital Investment Management, is educated and experienced in reading and analysing financial statements. Mr. Underdown also sits on the board of directors of several other publicly listed entities. Mr. Whitehead is a CPA (CMA) and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc. Additionally, we believe that Mr. Underdown, Mr. Whitehead and Mr. Burger qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

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

As at May 31, 2014, we employed 19 full-time persons and three part-time people in research and drug development and administration activities. Among our employees, five hold Ph.Ds,, five hold MSc degrees, one holds a DVM degree and numerous others hold degrees and designations such as BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option and alternative compensation plans.

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

The following table sets forth information regarding beneficial ownership of our Common Shares as of May 31, 2014, with respect to our Named Executive Officers and also with respect to our executive officers and directors individually and as a group.

					Options to Purchase Common Shares
	Number of Common Shares	Warrants(1)	Total Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding(+)	Number of Underlying Common Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range- Year)
Dr. William Rice	Nil	Nil	Nil	Nil	2,950,000	$0.29-$0.61	2023-2024
Mr. Gregory Chow	Nil	Nil	Nil	Nil	1,275,000	$0.50-$0.78	2023-2024
Mr. Avanish Vellanki	Nil	Nil	Nil	Nil	1,275,000	$0.50-$0.78	2023-2024
Ms. Elizabeth Williams	427	Nil	427	0.0%	422,000	$0.18-$0.50	2021-2024
Dr. Yoon Lee	Nil	Nil	Nil	Nil	484,500	$0.18-$0.50	2021-2024
Dr. Aiping Young	1,001,584	175,000	1,176,584	0.9%	1,325,000	$0.215-$0.475	2015
Dr. Jim A. Wright(3)	214,300	12,000	226,300	0.2%	700,000	$0.18-$0.50	2021-2024
Dr. Denis Burger	101,987	Nil	101,987	0.1%	160,000	$0.18-$0.50	2021-2024
Dr. Bradley Thompson	Nil	Nil	Nil	Nil	45,000	$0.50	2024
Dr. Brian Underdown(2)	Nil	Nil	Nil	Nil	30,000	$0.50	2024
Dr. Mark Vincent	Nil	6,000	6,000	0.00%	85,000	$0.18-0.50	2021-2024
Mr. Warren Whitehead	Nil	Nil	Nil	Nil	66,000	$0.18-$0.50	2021-2024

All directors and executive officers as a group	1,318,298	193,000	1,511,298	1.2%	8,817,500	$0.18-$0.78	2015-2024

(+) calculated on a partially diluted basis excluding stock options.

(1)	Warrants to purchase Common Shares were acquired pursuant to a unit offering completed in June 2013. Each warrant represents the right to acquire a Common Share at an exercise price of $0.25. These warrants will expire in June 2014. In addition Dr. Young has 125,000 warrants purchase Common Shares acquired pursuant to a unit offering completed in August 2011. Each warrant represents the right to acquire a Common Share at an exercise price of $0.45. These warrants will expire in August 2016.
(2)	Lumira Capital, of which Dr. Underdown is the managing director, holds 2,727,500 Shares.
(3)	Of the Common Shares owned by Dr. Wright 56,141 are registered in the name of Calliope Investments Limited.

See Item 6.B for a description of arrangements pursuant to which employees may become involved in the capital of Lorus.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 5% or more of the outstanding Common Shares, other than those discussed below.

Approximately 68% of our ordinary Common Shares are held in Canada, and there are 76 record holders of our Common Shares in Canada and 13 record holders in the United States. All of our shareholders have equal voting rights.

The following table is based upon information supplied by officers, directors and principal Stockholders and Schedules 13D and 13G filed with the SEC, as well as Early Warning Reports and System for Electronic Disclosure by Insiders (“SEDI”) filings with the Ontario Securities Commission.

Name of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Franklin Resources, Inc.	17,000,000	(2)	12.2%
Mr. Sheldon Inwentash and Pinetree Capital	15,070,000	(3)	10.8%
Cormorant Global Healthcare Master Fund LP	13,000,000	(4)	9.3%
Herbert Abramson	8,993,041	(2)	6.5%

(1) Based on 139,324,451 Common Shares outstanding as of July 29, 2014.

(2) On June 5, 2015 Franklin Resources Inc. filed an Alternative Monthly Report on SEDAR which indicated they held 17,000,000 of our Common Shares as of May 31, 2014.

(3) As reported on filings with SEDI, Mr. Sheldon Inwentash holds 7,420,000 Common Shares and Pinetree Capital holds 7,650,000 Common Shares and $150,000 in convertible promissory notes convertible into 500,000 Common Shares. Mr. Inwentash became a greater than 5% holder following the June 2012 private placement. Please see ‘Related Party Transactions’ below for recent acquisitions by Mr. Inwentash.

(4) On April 3, 2014, Cormorant Global Healthcare Master Fund LP (“Cormorant”) filed a 13G indicating that it had acquired 13,000,000 of our Common Shares under the April 10, 2014 public offering as described above.

(5) On November 14, 2013 a Schedule 13D was filed jointly by Herbert Abramson and Technifund Inc. On November 7, 2013, Abramson acquired directly 2,444,500 Common Shares through the exercise of warrants at a price of $0.45 per share and sold 2,444,500 shares at CDN$0.90 per share on the public market. On February 20, 2014 Mr. Abramson exercised 55,000 Common Share purchase options. Following this transaction Mr. Abramson and Technifund are deemed to control 8,993,041 Common Shares.

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

The employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if they are terminated by the Company other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki would be entitled under their respective agreements to a payment equivalent to 12 months of their respective annual base salaries at the time of termination.  Dr. Rice’s current annual base salary represents U.S. $480,000, Mr. Chow’s current annual base salary represents U.S. $315,000, and Mr. Vellanki’s current annual base salary represents U.S. $315,000.  They are each additionally entitled to an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination.  In addition, the employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits continue to be made for a period of 12 months following termination of their employment.

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

In June 2014, 14,667,124 warrants related to the June 2012 private placement at a price of $0.45 were exercised for proceeds of $6.6 million. The remaining 2.2 million warrants expired unexercised.

On June 16, 2014, 5,283,550 stock options were granted to officers of the Company at an exercise price of $0.475. The options vest over a three year term and have a contractual life of ten years.

On July 18, 2014, 1,690,000 stock options were granted to officers and employees of the Company at an exercise price of $0.435. The options vest over a three year term and have a contractual life of ten years.

These transactions will be accounted for in the first quarter of fiscal 2015.

On July 28, 2014, subsequent to our year end Lorus announced that the Food and Drug Administration had completed its review and cleared the Corporation’s Investigational New Drug application of LOR-253 for the treatment of hematologic malignancies including AML, MDS, lymphomas and multiple myeloma.

Clearance of the IND allows Lorus to initiate a Phase 1b, multi-center, open-label, clinical study of LOR-253 in patients with relapsed or refractory hematologic malignancies. The Phase 1b trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamic responses and efficacy of LOR-253 as a single agent. The trial is expected to enroll 45-60 patients as part of a dose-escalation program and two separate disease-specific single-agent expansion cohorts.

Item 9.	The Offer and Listing

Not applicable, except for Item 9.A.4. and Item 9.C.

A.	Offer and listing details.

Price Range of Common Stock and Trading Markets

Our Common Shares, without par value, are currently listed on the TSX under the symbol “LOR”. The following table sets out the price ranges and trading volumes of our Common Shares on the TSX for the periods indicated below.

	TSX (CDN$)
Five most recent full fiscal years:	High	Low
Year ended May 31, 2014	1.04	0.17
Year ended May 31, 2013	0.64	0.19
Year ended May 31, 2012	0.72	0.16
Year ended May 31, 2011	2.55	0.68
Year ended May 31, 2010	3.90	1.80

Year ended May 31, 2014	1.04	0.17
Quarter ended May 31, 2014	0.77	0.43
Quarter ended February 28, 2014	0.88	0.49
Quarter ended November 30, 2013	1.04	0.18
Quarter ended August 31, 2013	0.24	0.17

Year ended May 31, 2013	0.64	0.19
Quarter ended May 31, 2013	0.30	0.19
Quarter ended February 29, 2013	0.45	0.22
Quarter ended November 30, 2012	0.48	0.20
Quarter ended August 31, 2012	0.64	0.32

Most recent six months:
June 2014 May 2014 April 2014	0.53 0.57 0.59	0.43 0.43 0.48
March 2014	0.77	0.48
February 2014	0.88	0.59
January 2014	0.70	0.49

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the issue.

Not applicable.

Item 10.	Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We are incorporated pursuant to the laws of Canada (Corporation Number: 6650309). Our articles of incorporation (“Articles”) and by-laws provide no restrictions as to the nature of our business operations. Under Canadian law, a director must inform us, at a meeting of the board of directors, of any interest in a material contract or proposed material contract with us. Directors may not vote in respect of any such contracts made with us or in any such contract in which a director is interested, and such directors shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) a contract relating primarily to their remuneration as a director, officer, employee or agent of the Corporation or affiliate, (ii) a contract for their indemnity or insurance as permitted under the Canada Business Corporations Act, or (iii) a contract with an affiliate.

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

Holders of outstanding Common Shares are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of Common Shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock, including any surplus available after such event of liquidation, dissolution or winding up of the affairs of the Corporation. Holders of outstanding Common Shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 124,657,327 Common Shares issued and outstanding at May 31, 2014.

Common Shares Eligible for Future Sale

Future sales of substantial amounts of our Common Shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our Common Shares and could impair our future ability to raise capital through an offering of our equity securities.

As at July 29, 2014, the Company had 139,324,451 Common Shares issued and outstanding. In addition, as of July 29, 2014 there were 16,857,496 Common Shares issuable upon the exercise of outstanding stock options to purchase an equal number of Common Shares at a weighted average price per share of $0.52, 2,000,000 shares issuable upon the conversion of outstanding promissory notes and 2,612,620 Common Shares issuable upon the exercise of Common Share purchase warrants. Of these warrants 1,166,250 are priced at $0.45 and expire in August 2016, 568,000 are priced at $0.25 and expire in June 2015 and 878,370 are priced at $0.55 and expire in December 2015.

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

1.	Lease of premises between the Company and 565991 Ontario Limited, dated July 27, 2001, as amended through March 31, 2015.

2.	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013.

3.	Executive Employment Agreement between the Company and Gregory K. Chow, dated November 29, 2013.

4.	Executive Employment Agreement between the Company and Avanish Vellanki, dated November 29, 2013.

5.	Form of Warrant issued in connection with the June 2012 private placement.

6.	Form of Promissory note and Warrant Agreement issued June 19, 2013.

7.	Form of Promissory note issued September 26, 2013.

8.	Underwriting Agreement dated November 22, 2013 in connection with the December 2013 public offering.

9.	Underwriting Agreement dated March 27, 2014 in connection with the April 2014 public offering.

Please refer to “Financial Strategy” for further details on certain agreements referred to in numbers 5 through 9 above and to “Management Contracts” for further details on items 2 through 4 above.

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

We believe we were a PFIC for our taxable year ended May 31, 2014. Based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our taxable year ending May 31, 2015. However, the determination of our PFIC status is made annually after the close of each taxable year and it is difficult to predict before such determination whether we will be a PFIC for any given taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. No assurance can be provided regarded our PFIC status, and neither we nor our United States counsel expresses any opinion with respect to our PFIC status for the taxable year ended May 31, 2014 or for any other taxable year.

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

Lorus has two subsidiaries: NuChem Pharmaceuticals Inc. (“NuChem”), a company incorporated under the laws of Ontario, Canada, and Lorus Therapeutics U.S. Inc. (“Lorus USA”), a company incorporated under the laws of Delaware, USA. Lorus owns 80% of the issued and outstanding voting share capital of NuChem and 100% of the issued and outstanding voting share capital of Lorus USA. NuChem has limited activity and the non-controlling interest is not material to the financial statements of the Company. Lorus USA was incorporated in April 2014 and did not have any activity during the year ended May 31, 2014.

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

Exchange Rate Sensitivity

The functional currency of the Company is the Canadian dollar. The Company does not have significant cash balances in any foreign currencies, does not generally invest in marketable securities denominated in currencies other than Canadian dollars and does not have significant ongoing supply contracts or revenue sources denominated in foreign currencies as of May 31, 2014. Any foreign exchange gains and losses are included in the determination of gain or loss for the relevant period.

Limitations

The above discussion includes only those exposures that exist as of May 31, 2014, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See Item 3.D.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures.

As of the end of our fiscal year ended May 31, 2014, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer. Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as at May 31, 2014. In management’s opinion, our internal control over financial reporting is effective as at May 31, 2014. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework of 1992 to evaluate the effectiveness of our internal control over financial reporting.

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

During the fiscal year ended May 31, 2014, the Company hired a Chief Financial Officer. The former acting Chief Financial Officer is continuing with the responsibilities as Director of Finance and the Chief Financial Officer provides an additional level of review over financial documents. Management believes that the addition of the Chief Financial Officer will strengthen the Company’s internal controls over financial reporting on an ongoing basis.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Warren Whitehead, a director of the Company and the chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” within the meaning of applicable NASDAQ rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as such term is defined in Form 20-F, which applies to all of our officers, directors, employees and consultants. A copy of the code of ethics is available, without charge, upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario M9W 4Z7, Canada. There were no amendments to, or waivers granted under, our code of ethics during our fiscal year ended May 31, 2014.

Item 16C.	Principal Accountant Fees and Services

KPMG LLP has served as our principal independent external auditor since October 1994. The total fees billed to us for professional services provided by KPMG LLP for the fiscal years ended May 31, 2014 and 2013 are as follows:

	2014	2013
Audit Fees	$388,676	$192,830
Audit-Related Fees	$–	$-
Tax Fees	$-	$-
All Other Fees	$-	$-	*
Total	$388,676	$192,830

*The classification of the 2013 numbers has been revised to reallocate $17,530 in fees from ‘All Other Fees’ to ‘Audit Fees’.

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and 20-F filing with the SEC and for any other professional services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

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

No services were provided by KPMG LLP under a de minimus exemption for our fiscal year ended May 31, 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Upon successful satisfaction of the necessary listing criteria, we plan to list our Common Shares for trading on the NASDAQ Capital Market.  Section 5615(a)(3) of the NASDAQ Marketplace Rules permits NASDAQ to grant exemptions to a foreign private issuer for the provisions of the Rule 5600 series and Rule 5250 (d).  We are organized under the laws of Canada and our Common Shares are listed for trading on The Toronto Stock Exchange.  We comply with the laws of Canada and rules and regulations of The Toronto Stock Exchange, including rules related to corporate governance practices.  A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to the NASDAQ Marketplace Rules is as follows:

Shareholder Meeting Quorum Requirement:  The NASDAQ minimum quorum requirement for a shareholder meeting under Section 5620(c) of the NASDAQ Marketplace Rules is one-third of the outstanding shares of common stock.  In addition, a company listed on NASDAQ is required to state a quorum requirement in their bylaws.  Our quorum requirement is set forth in our corporate bylaws.  A quorum for our shareholder meeting is two persons present or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

Compensation Committee Mandate: The NASDAQ will require compliance with the revised Rule 5605(d) for all companies following the company's first annual meeting occurring after January 15, 2014, or October 31, 2014, whichever is earlier. In our case this would be following our August 19, 2014 annual general and special meeting. The changes to the rule include requiring the mandate of the Compensation Committee to include accountability to external advisors. The Compensation Committee Mandate does not currently include such requirements.

The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The Consolidated Financial Statements of Lorus Therapeutics Inc. are attached as follows:

Item 19.	Exhibits

See the Exhibit Index hereto.

70

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LORUS THERAPEUTICS INC.

By:	/s/ William G. Rice
Name: William G. Rice, PhD
Title: Chairman and Chief Executive Officer

Date: July 30, 2014

By:	/s/ Gregory Chow
Name: Gregory Chow
Title: Chief Financial Officer

Date: July 30, 2014

71

EXHIBIT INDEX

Number	Exhibit

1.1*	Articles of Incorporation.

1.2*	Articles of Arrangement.

1.3*	By-law #2 of the Registrant.

2.11+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.

2.24#	Share Purchase Warrant related to the June 2012 Private Placement.

2.25^	Form of Promissory note issued June 19, 2013.

2.26^	Form of Convertible Promissory note issued September 26, 2013.

2.27^	Agency Agreement dated November 22, 2014 in connection with the December 2013 public offering.

2.28^	Agency Agreement dated March 27, 2014 in connection with the April 2014 public offering.

4.1	Security Based Compensation Plans as amended March 27, 2014.

4.2+++	Form of Officer and Director Indemnity Agreement.

4.3 ++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach.

4.4###^^	Non-Exclusive License Agreement dated May 1, 2012 between the Company and Genentech, Inc.

4.5+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company.

4.8**	Lease of Premises between the Company and 565991 Ontario Limited, dated July 27, 2001.

4.8.1^	2005 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited.

4.8.2^	2008 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited.

4.8.3^	2011 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited.

4.8.4^	2013 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited.

4.9^	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013.

4.9.1^	Executive Employment Agreement between the Company and Gregory K. Chow, dated November 29, 2013.

4.9.2^	Executive Employment Agreement between the Company and Avanish Vellanki, dated November 29, 2013.

4.12^	Executive Employment Agreement between the Company and Dr. Aiping Young, dated September 21, 2006, as amended on May 29, 2012.

8.1	List of subsidiaries.

11.1##	Code of Business Conduct and Ethics.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

72

15.1	Management Discussion and Analysis for the year ended May 31, 2014.

*	Incorporated by reference to File 0-32001, Form 6-K, filed with the SEC on November 19, 2007.

**	Incorporated by reference to File 000-19763, Form 20-F, filed with the SEC on December 16, 2002.

+	Incorporated by reference to File 1-32001, Form 6-K, filed with the SEC on September 4, 2007.

++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, filed with the SEC on March 4, 1992.

+++	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, filed with the SEC on November 29, 2007.

^	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, filed with the SEC on May 16, 2014.

^^	Confidential treatment has been obtained for portions of this document, which have been omitted and filed separately with the SEC.

#	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, filed with the SEC on September 27, 2012.

##	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, filed with the SEC on November 30, 2009.

###	Incorporated by reference to File 1-32001, Form 20-F/A, Annual Report, filed with the SEC on January 11, 2013.

73

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lorus Therapeutics Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of the Company.

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, using Management’s best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

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

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee.

/s/ William G. Rice	/s/ Gregory Chow

William G. Rice	Gregory Chow
Chairman, President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

F-1

Consolidated Financial Statements of

LORUS THERAPEUTICS INC.

Years ended May 31, 2014, 2013 and 2012

kpmg LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lorus Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Lorus Therapeutics Inc., which comprise the consolidated statements of financial position as of May 31, 2014 and 2013, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lorus Therapeutics Inc. as of May 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

July 29, 2014

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Lorus Therapeutics Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	May 31,	May 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents (note 4(a))	$19,367	$653
Short-term investments (note 4(b))	11,019	–
Prepaid expenses and other assets	495	365
Total current assets	30,881	1,018

Non-current assets:
Equipment (note 5)	18	17
Total non-current assets	18	17

Total assets	$30,899	$1,035

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable	$649	$713
Accrued liabilities (note 14)	1,283	1,103
Total current liabilities	1,932	1,816

Long term liabilities:
Convertible promissory notes (note 7)	528	–
Total long term liabilities	528	–

Shareholders' equity (deficiency):
Share capital (note 9):
Common shares	212,938	174,522
Equity portion of convertible promissory notes (note 7)	88	–
Stock options (notes 9(e) and 10)	2,658	1,018
Contributed surplus (note 9(d))	21,410	21,217
Warrants (note 9(c))	1,857	2,421
Deficit	(210,512)	(199,959)
Total shareholders' equity (deficiency)	28,439	(781)

Total liabilities and shareholders' equity (deficiency)	$30,899	$1,035

See accompanying notes to consolidated financial statements.

On behalf of the Board:

“Warren Whitehead”	Director

“Bradley Thompson”	Director

Lorus Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for per common share data)

Years ended May 31, 2014, 2013 and 2012

	2014	2013	2012

Revenue	$–	$–	$–

Expenses:
Research and development (notes 6 and 12)	3,015	3,317	2,170
General and administrative (note 12)	7,355	2,272	2,430
Operating expenses	10,370	5,589	4,600

Finance expense (note 11)	259	6	20
Finance income	(76)	(30)	(6)
Net finance (income) expense	183	(24)	14

Net loss and total comprehensive loss for the year	$(10,553)	$(5,565)	$(4,614)

Basic and diluted loss per common share	$(0.17)	$(0.13)	$(0.23)

Weighted average number of common shares outstanding used in the calculation of (in thousands):
Basic and diluted loss per common share	62,592	42,251	20,260

See accompanying notes to consolidated financial statements.

Lorus Therapeutics Inc.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars)

Years ended May 31, 2014, 2013 and 2012

	Share	Stock		Contributed	Equity portion
	capital	options	Warrants	surplus	of debt	Deficit	Total

Balance, June 1, 2013	$174,522	$1,018	$2,421	$21,217	$–	$(199,959)	$(781)
Issuance of common shares (note 9(b)(ii))	6,927	–	350	–	–	–	7,277
Issuance of common shares (note 9(b)(i))	25,584	–	–	–	–	–	25,584
Issuance of warrants (note 9(b)(iii))	–	–	75	–	–	–	75
Issuance of convertible notes (note 7)	–	–	–	–	88	–	88
Exercise of warrants (note 9(c))	5,422	–	(964)	–	–	–	4,458
Exercise of options and DSU’s (note 9(g))	483	(18)	–	–	–	–	465
Expiry of warrants	–	–	(25)	25	–	–	–
Stock-based compensation (note 10)	–	1,826	–	–	–	–	1,826
Cancellation and forfeiture of stock options	–	(168)	–	168	–	–	–
Net loss for the year	–	–	–	–	–	(10,553)	(10,553)
Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439

Balance, June 1, 2012	$170,036	$535	$609	$21,186	$–	$(194,394)	$(2,028)
Issuance of units (note 9(b)(iv))	4,263	–	1,855	–	–	–	6,118
Exercise of warrants (note 9(c))	223	–	(43)	–	–	–	180
Stock-based compensation (note 10)	–	514	–	–	–	–	514
Forfeiture of stock options	–	(31)	–	31	–	–	–
Net loss for the year	–	–	–	–	–	(5,565)	(5,565)
Balance, May 31, 2013	$174,522	$1,018	$2,421	$21,217	$–	$(199,959)	$(781)

	Share	Stock		Contributed	Equity portion
	capital	options	Warrants	surplus	of debt	Deficit	Total

Balance, June 1, 2011	$168,787	$1,212	$1,032	$18,988	$–	$(189,780)	$239
Issuance of units (note 9(b)(v))	1,214	–	609	–	–	–	1,823
Repricing of warrants (note 9(c))	–	–	239	(239)	–	–	–
Exercise of warrants (note 9(c))	35	–	(18)	–	–	–	17
Expiry of warrants (note 9(c))	–	–	(1,253)	1,253	–	–	–
Stock-based compensation (note 10)	–	507	–	–	–	–	507
Cancellation and forfeiture of stock options	–	(1,184)	–	1,184	–	–	–
Net loss for the year	–	–	–	–	–	(4,614)	(4,614)
Balance, May 31, 2012	$170,036	$535	$609	$21,186	$–	$(194,394)	$(2,028)

See accompanying notes to consolidated financial statements.

Lorus Therapeutics Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended May 31, 2014, 2013 and 2012

	2014	2013	2012

Cash flows from operating activities:
Net loss for the year	$(10,553)	$(5,565)	$(4,614)
Items not involving cash:
Stock-based compensation	1,826	514	507
Depreciation of equipment	21	38	44
Finance income	(76)	(30)	–
Finance expense	259	6	20
Other	1	–	–
Change in non-cash operating working capital (note 11)	(14)	(52)	732
Cash used in operating activities	(8,536)	(5,089)	(3,311)

Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9(b)(i),(ii) and (v))	32,861	6,118	1,823
Exercise of warrants, options and DSU’s (note 9)	4,923	180	17
Issuance of convertible notes	600	–	–
Debt issuance costs	(40)	–	–
Issuance of promissory notes and loans	1,068	–	900
Repayment of promissory notes and loans	(1,068)	(900)	–
Interest paid on notes and loans	(129)	(6)	(20)
Cash provided by financing activities	38,215	5,392	2,720

Cash flows from investing activities:
Acquisition of investments	(11,019)	–	–
Purchase of equipment	(22)	–	–
Interest received	76	30	–
Cash (used in) provided by investing activities	(10,965)	30	–

Increase (decrease) in cash and cash equivalents	18,714	333	(591)

Cash and cash equivalents, beginning of year	653	320	911

Cash and cash equivalents, end of year	$19,367	$653	$320

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

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

These consolidated financial statements of the Company and its subsidiaries as at May 31, 2014 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on July 15, 2014.

(b)	Functional and presentation currency:

The functional and presentation currency of the Company is the Canadian dollar.

(c)	Significant accounting judgments, estimates and assumptions:

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

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

2.	Basis of presentation (continued):

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

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company has deductible temporary differences which would create a deferred tax asset. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years and prior year research and development expenses. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

2.	Basis of presentation (continued):

(iii)	Valuation of share-based compensation and share purchase warrants:

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

The consolidated financial statements include the accounts of the Company its 80% owned subsidiary, NuChem and its 100% owned subsidiary Lorus Therapeutics Inc. USA (“Lorus USA”). NuChem has limited activity and the non-controlling interest is not material to the financial statements of the Company. Lorus USA was incorporated in April 2014 and did not have any activity during the year ended May 31, 2014. A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiaries are consistent with the Company's accounting policies. All intra-group transactions, balances, revenue and expenses are eliminated on consolidation.

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

(d)	Financial assets and liabilities:

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

The Company's financial instruments are comprised of the following:

Financial assets	Classification	Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost

Financial liabilities	Classification	Measurement

Accounts payable, accrued liabilities and convertible promissory notes payable	Other liabilities	Amortized cost

The Company considers unrestricted cash on hand and guaranteed investment certificates held by Canadian Schedule A banks with original maturities of three months or less as cash and cash equivalents.

Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

•	Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means; and

•	Level 3 - inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company's financial assets as at May 31, 2014 and 2013 which include cash and cash equivalents and short term investments are classified as a Level 1 measurement.

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

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

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

Years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(ii)	Stock-based compensation:

The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors. Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant if the grant is made during the trading day or the closing trading price on the day of grant if the grant is issued after markets have closed. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

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

Years ended May 31, 2014, 2013 and 2012

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

There are currently no shares allotted for issuance under this plan (May 31, 2013 – 780,000).

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

Years ended May 31, 2014, 2013 and 2012

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

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Employee entitlements to annual leave are recognized as the employee earns them. A provision, stated at current cost, is made for the estimated liability at the end of each reporting period.

The Company has recorded a provision related to an indemnification as described in note 14.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(l)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(m)	Standards and Interpretations Adopted in Fiscal 2014:

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

Amendments to IAS 1, Presentation of Financial Statements, requires entities to group items within other comprehensive income that may be reclassified to net income separately from those that will not be reclassified. The adoption of this standard did not have a material impact on the Company’s financial statements.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(n)	Recent accounting pronouncements:

(i)	IFRS 9, Financial Instruments ("IFRS 9"):

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). In February 2014, a tentative decision established the mandatory effective application of IFRS 9 for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

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

Cash and cash equivalents consists of cash of $2.3 million (May 31, 2013 - $144 thousand) and funds deposited into high interest savings accounts totalling $17.1 million (May 31, 2013 - $509 thousand). The current interest rate earned on these deposits is between 1.2% and 1.25% (May 31, 2013 – 1.25%).

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

4.	Capital disclosures (continued):

(b)	Short term investments:

As at May 31, 2014, short term investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Short-term investments include eleven investments with maturity dates from April 22, 2015 to May 8, 2016, bearing an interest rate from 1.56% to 1.85% per annum.

There were no short term investments outstanding as of May 31, 2013.

5.	Equipment:

		Accumulated	Net book
May 31, 2014	Cost	depreciation	value

Furniture and equipment	$2,936	$2,918	$18

		Accumulated	Net book
May 31, 2013	Cost	depreciation	value

Furniture and equipment	$2,914	$2,897	$17

6.	Research and development programs:

The Company has product candidates in two classes of anti-cancer therapies:

•	small molecule therapies based on anti-proliferative and anti-metastatic properties that act at novel cancer specific targets; and

•	immunotherapy, based on stimulating anti-cancer properties of the immune system and by direct tumour cell killing.

(a)	Small molecule program:

The Company is developing small molecule cancer therapies that target solid tumours with indications addressing large cancer markets. The Company's proprietary group of small molecule compounds includes lead drug LOR-253 in acute myeloid leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

6.	Research and development programs (continued):

(b)	Immunotherapy:

The Company's immunotherapy product candidate is Interleukin-17E ("IL-17E"). IL-17E is a protein-based therapeutic in the pre-clinical stage of development. The Company is not currently developing IL-17E

Program costs by product class are as follows:

	2014	2013	2012

Small molecule program	$2,199	$2,701	$1,900
Immunotherapy	88	425	-

	$2,287	$3,126	$1,900

See note 12 for all components of research and development expenditures.

7.	Convertible promissory notes and loans payable:

a)	Convertible promissory notes

In September 2013 the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

Each convertible promissory note consists of a $1 thousand principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to Mr. Abramson, a former director of Lorus acquired $100 thousand of the promissory notes, Mr. Inwentash acquired $150 thousand of the promissory notes and Sprott Asset Management which then held more than 10% of the common shares of Lorus and the ability to acquire control of more than 20% of Lorus acquired $112 thousand of the promissory notes.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

7.	Convertible promissory notes and loans payable (continued):

The promissory notes are a compound financial instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no conversion feature. The residual value of $88 thousand was allocated to the conversion feature.

Subsequent to initial recognition, the promissory notes are being accounted for at amortized cost using the effective interest rate method. The Company incurred costs associated with the financing of $17 thousand. These costs along with the adjustment for the conversion feature are being accreted using the effective interest rate method over the 24 month life of the notes.

	2014	2013
Promissory Notes	$600	$–
Less: Equity component of notes	(88)	–
Less: Issue costs	(17)	–
	495	–

Accretion in carrying amount of notes	33	–
Balance, end of period	$528	$–

b) Loans payable

In September 2013 the Company entered into loan agreements for proceeds of $150 thousand. The loans were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. The Company repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31,	May 31,
	2014	2013

Financial assets:
Cash and cash equivalents, consisting of high interest savings account, measured at amortized cost	$19,367	$653
Short term investments, consisting of guaranteed investment certificates, measured at amortized cost.	11,019	-

Financial liabilities:
Accounts payable, measured at amortized cost	649	713
Accrued liabilities, measured at amortized cost	1,283	1,103
Convertible promissory notes, measured at amortized cost	528	-

At May 31, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature, with the exception of the convertible promissory notes. The fair value of the convertible promissory notes has been determined to be substantially the same as the carrying amount based on management’s assessment of market conditions which have not changed substantially since the issuance of the notes.

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

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

8.	Financial instruments (continued):

The Company manages credit risk associated with its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations which are capable of prompt liquidation.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management and the Board consider securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company's financial liabilities are due within the current operating period with the exception of the convertible promissory notes which are due in September 2015.

(iii)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to the interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At May 31, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $769 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year of $77 thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

9.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)

Balance, May 31, 2011	15,686	$168,787	4,170	$1,032
Issuance of units (b)(v)	5,484	1,214	5,678	609
Warrant repricing	–	–	–	239
Exercise of warrants	58	35	(59)	(18)
Expiry of warrants	–	–	(4,111)	(1,253)

Balance, May 31, 2012	21,228	$170,036	5,678	$609

Issuance of units (b)(iv)	20,625	4,263	20,625	1,720
Issuance of finders warrants (b)(iv)	–	–	1,238	135
Exercise of warrants (c)	398	223	(398)	(43)

Balance, May 31, 2013	42,251	$174,522	27,143	$2,421

Expiry of broker warrants	–	–	(194)	(25)
Issuance of warrants (b)(iii)	–	–	918	75
Warrant exercises	10,419	5,422	(10,419)	(964)
Finders warrants (b)(iv)	–	–	1,238	–
Option exercises	68	39	–	–
December equity offering and overallotment (b)(ii)	14,640	6,927	878	350
April equity offering and overallotment (b)(i)	56,500	25,584	–	–
DSU exercise	780	444	–	–
Balance, May 31, 2014	124,658	$212,938	19,564	$1,857

(b)	Equity issuances:

(i) April 2014 Public Equity Offering and Overallotment

In April 2014, the Company completed a public offering of common shares. The Company issued 50,000,000 common shares at a purchase price of $0.50 per common share and an additional 6,500,000 common shares upon the partial exercise of the over-allotment option for aggregate gross proceeds of $28.3 million. The total costs associated with the transaction were approximately $2.7 million which includes a cash commission of $2.0 million based on 7% of the gross proceeds received as part of the offering.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

9.	Share capital (continued):

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”) a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in this offering and acquired an aggregate of 1.3 million common shares.

(ii) December Public Equity Offering and Overallotment

In December 2013, Lorus completed a public offering of common shares. Lorus issued 12,730,000 common shares at a price of $0.55 per common share and an additional 1,909,500 common shares upon the exercise of the overallotment option for aggregate gross proceeds of $8.1 million.

The total costs associated with the transaction were approximately $1.1 million which include a cash commission of $483 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 878,370 broker warrants with an estimated fair value of $350 thousand. The fair value of these warrants was determined using the Black Scholes model with a 24 month time to maturity, an assumed volatility of 130% and a risk free interest rate of 1.5%. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of the offering.

Mr. Inwentash a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in the Offering and acquired an aggregate of 1,820,000 common shares.

(iii) June 2013 Private Placement

In June 2013 the Company completed a private placement of units (“Units” in this section) at a price of $1 thousand per unit, for aggregate gross proceeds of $918 thousand.

Each Unit consisted of (i) a $1 thousand principal amount of unsecured promissory note and (ii) 1,000 common share purchase warrants. The promissory notes bore interest at a rate of 10% per annum, payable monthly and were due June 19, 2014. Each warrant entitled the holder thereof to acquire one common share of the Company at a price per common share equal to $0.25 at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent) acquired an aggregate of $68 thousand of the promissory notes. A company related to a Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and Mr. Inwentash acquired $100 thousand of the promissory notes.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

9.	Share capital (continued):

The Units contained a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component of $843 thousand was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value of $75 thousand was allocated to the warrants. The Company incurred costs associated with the financing of $23 thousand. These costs were amortized using the effective interest rate method over the 12 month life of the notes.

These notes and any interest accrued thereon were repaid in full in April 2014.

(iv) June 2012 Private Placement

On June 8, 2012 Lorus completed a private placement (the “Private Placement”) of 20,625,000 units at a subscription price of $0.32 per unit, each unit (“Unit”) consisting of one common share and one common share purchase warrant for gross proceeds to Lorus of $6.6 million. Each warrant was exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45 (the “Warrants”). Any unexercised warrants expired on June 8, 2014.

Lorus paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the Private Placement and issued 1,237,500 finder’s warrants with an exercise price of $0.32 each. Each finder’s warrant was exercisable into Units consisting of 1,237,500 common shares and 1,237,500 Warrants. In May 2014, the finder’s Warrants were exercised which results in an additional 1,237,500 warrants for exercise.

The total costs associated with the transaction were approximately $617 thousand which includes the $135 thousand which represented the estimated fair value of the finders warrants issued as part of the Private Placement. Each such finder warrant was exercisable for one Unit at a price of $0.32 per Unit for a period of 24 months following the closing of the Offering. The Company allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $4.3 million of the net proceeds were allocated to the common shares and $1.7 million to the common share purchase warrants.

(v) August 2011 Unit Offering:

On August 15, 2011 the Company closed an offering of units consisting of 1 common share and 1 common share purchase warrant (exerciseable for five years at a price of $0.45) at a price per unit of $0.40 for total gross proceeds of $2.2 million. In connection with the offering, Lorus issued 5.484 million common shares and 5.678 million warrants including the broker warrants

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

9.	Share capital (continued):

In connection with the offering, Mr. Abramson, a former director of the Company, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between: (a) the sum of: (i) the gross proceeds realized by Lorus in the offering; and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011; and (b) $4 million. Mr. Abramson purchased 2.4 million units as part of the Offering.

The total costs associated with the transaction were approximately $395 thousand, which included the $25 thousand which represented the fair value of the brokers' services provided as part of the offering. The broker warrants expired unexercised in August 2013. The Company allocated the net proceeds of the offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $609 thousand to the common share purchase warrants.

(c)	Warrants:

Warrants exercised during the year ended May 31, 2014:

(in thousands)	Number	Proceeds

August 2011 warrants (i)	3,920	$1,764
June 2012 private placement warrants (ii)	4,911	2,210
June 2012 broker warrants (iii)	1,238	396
June 2013 private placement warrants (iv)	350	88
Total	10,419	$4,458

In addition to the cash proceeds received the original fair value related to these warrants of $964 thousand was transferred from warrants to share capital. This resulted in a total amount of $5.4 million credited to share capital.

Warrants exercised during the year ended May 31, 2013:

(in thousands)	Number	Proceeds

August 2011 warrants (i)	398	$180
Total	398	$180

In addition to the cash proceeds received the original fair value related to these warrants of $43 thousand was transferred from warrants to share capital. This resulted in a total amount of $223 thousand credited to share capital.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

9.	Share capital (continued):

Warrants exercised during the year ended May 31, 2012:

(in thousands)	Number	Proceeds

November 2010 warrants	59	$17
Total	59	$17

The warrants issued in November 2010 and for which the price was amended in November 2011 (repricing described below), expired May 8, 2012. A total of 59,384 warrants were exercised for cash proceeds of $17 thousand. The balance of the 4.2 million warrants expired unexercised, resulting in a transfer of the amount attributed to the expired warrants of $1.253 million to contributed surplus.

Summary of outstanding warrants:

(in thousands)	2014	2013

August 2011 warrants (i)	1,166	5,086
August 2011 broker warrants (i)	–	194
June 2012 private placement warrants (ii)	16,952	20,625
June 2012 broker warrants (iii)	–	1,238
June 2013 private placement warrants (iv)	568	–
December 2013 broker warrants (v)	878	–
Number of warrants outstanding, end of year	19,564	27,143

(i)	August 2011 warrants are exercisable into common share of Lorus at a price per share of $0.45 and expiring in August 2016. During the year ended May 31, 2014, 3.9 million warrants were exercised. In August 2013, 194 thousand broker warrants associated with this transaction expired unexercised.

(ii)	June 2012 warrants are exercisable into common shares of Lorus at a price per share of $0.45 and expired on June 8, 2014. During the year 4.911 million were exercised. Subsequent to the year end in June an additional 14.7 million warrants were exercised with the remaining 2.2 million expiring unexercised.

(iii)	June 2012 broker warrants were exercisable into common shares of Lorus at a price per share of $0.32 per unit. Each unit was comprised of 1 common share of Lorus and 1 common share purchase warrant exercisable at a price per share of $0.45 and expiring on June 8, 2014. In May 2014 the broker warrants were exercised and an additional 1.238 million common share purchase warrants were issued.

(iv)	June 2013 private placement warrants are exercisable into common shares of Lorus at a price per share of $0.25 and expiring in June 2015.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

9.	Share capital (continued):

(v)	December 2013 broker warrants are exercisable into common shares of Lorus at a price per share of $0.55 and expiring in December 2015.

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

	2014	2013	2012

Balance, beginning of year	$21,217	$21,186	$18,988
Expiry of broker warrants (c)	25	–	1,253
Forfeiture of stock options	65	31	150
Warrant repricing	–	–	(239)
Cancellation of stock options	103	–	1,034
Balance, end of year	$21,410	$21,217	$21,186

(e)	Continuity of stock options:

	2014	2013	2012

Balance, beginning of year	$1,018	$535	$1,212
Stock option expense	1,826	514	507
Exercise of stock options	(18)	–	–
Forfeiture of stock options	(65)	(31)	(150)
Cancellation of stock options	(103)	–	(1,034)
Balance, end of year	$2,658	$1,018	535

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

9.	Share capital (continued):

(f)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ending May 31, 2014 of 62.592 million, 42.251 million as of May 31, 2013 and 20.260 million as of May 31, 2012, calculated as follows:

(in thousands)	2014	2013	2012

Issued common shares, beginning of year	42,251	21,228	15,685
Effect of April 2014 public offering (note 9(b)(i))	9,417	–	–
Effect of December 2013 public offering (note 9(b)(ii))	7,161	–	–
Effect of Warrant exercises (note 9(c))	3,611	398	5
Effect of option and DSU exercises	152	–	–
Effect of private placement (note 9(b)(iv))	–	20,625	–
Effect of August 2011 unit offering (note 9(b)(v)	–	–	4,570

Issued weighted average common shares, end of year	62,592	42,251	20,260

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(g)	Deferred share unit plan:

As at May 31, 2014, nil deferred share units are outstanding (May 31, 2013 – 780,000). 780,000 common shares of the Company were issued in April 2014 in satisfaction of the outstanding deferred share unit liability. The shares issued had a fair value of $444 thousand.

10.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, estimated at 18,698,000 options, rights and other entitlements as at May 31, 2014. Options are granted at the fair market value of the common shares on the closing market date immediately preceding the date of the grant.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

10.	Stock-based compensation (continued):

Options vest at various rates (immediate to three years) and have a term of 10 years. Stock option transactions for the three years ended May 31, 2014 are summarized as follows:

Option numbers are in (000’s)
	2014		2013
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	3,359	$0.46	1,612	$0.44
Granted	6,878	0.55	1,780	0.48
Exercised	(68)	0.31	–	–
Forfeited	(35)	1.85	(33)	0.54
Cancelled	(250)	0.50	–	–
Outstanding, end of year	9,884	0.52	3,359	0.46

Option numbers are in (000’s)
	2012
		Weighted
		average
		exercise
	Options	price

Outstanding, beginning of year	1,186	$1.58
Granted	1,538	0.21
Forfeited	(29)	6.03
Cancelled	(1,083)	1.21
Outstanding, end of year	1,612	0.44

The following table summarizes information about stock options outstanding at May 31, 2014:

Option numbers are in (000’s)
	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.18 - $ 0.22	1,466	7.6	$0.21	1,418	$0.21
$0.23 - $ 0.48	2,324	8.5	0.43	2,119	0.42
$0.49 - $ 0.60	3,333	9.8	0.50	181	0.50
$0.61 - $ 9.90	2,761	9.4	0.78	1,529	0.92
	9,884	9.0	0.52	5,247	0.51

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

10.	Stock-based compensation (continued):

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2014	2013	2012

Exercise price	$0.29-0.78	$0.475	$0.18-0.215
Grant date share price	$0.29-0.78	$0.475	$0.18-0.215
Risk-free interest rate	1.5%-3.0%	3.0%	1.5%
Expected dividend yield	–	–	–
Expected volatility	125%-135%	135%	`123%-125%
Expected life of options	5 years	5 years	5 years
Weighted average fair value of options granted or modified during the year	$0.55	$0.42	$0.17

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the year ended May 31, 2014 consisted of 1,820,500 options which vested immediately, 850,000 options that vested 50% upon issuance and 25% on each of the next two anniversaries and 3,320,000 options which vest 50%, 25% and 25% on each of the next three anniversaries, 850,000 options which vest in equal installments over 36 months and 37,500 options which vest in October 2014.

Stock options granted by the Company during the year ended May 31, 2013 had various vesting schedules. Options granted to directors consisted of 160,000 options that vested 50% upon issuance and 50% one year later. Options granted to the former CEO of 1,050,000 vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Upon the departure of the former CEO in March 2014 the vesting of these options was accelerated and they are fully vested as of May 31, 2014. Options granted to certain members of management totaled 325,000 and vested 50% upon certain performance criteria measured as of May 31, 2013 and 25% May 31, 2014 and 25% on May 31, 2015. Options granted to employees totaled 245,000 and vest 50% after one year and 25% on each of August 2, 2015 and August 2, 2016.

Stock options granted by the Company during the year ended May 31, 2012 have various vesting schedules. Options granted to directors consisted of 221,000 options that vested 50% upon issuance and 50% one year later. Two directors received options that totalled 550,000 options which vested immediately. Options granted to the former President and COO of 275,000 vested 50% immediately and 25% on each of November 29, 2012 and 2013. Options granted to certain members of management totalled 300,000 and vested 50% upon certain performance criteria measured as of May 31, 2012 and 25% May 31, 2013 and 25% on

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

10.	Stock-based compensation (continued):

May 31, 2014. An additional 192,000 options were granted to these members of management which vest 50% on March 9, 2013, 25% on March 9, 2014 and 25% on March 9, 2015.

Refer to note 12 for a breakdown of stock option expense by function.

11.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	2014	2013	2012

Prepaid expenses and other assets	$(130)	$(72)	$95
Accounts payable	(64)	391	107
Accrued liabilities	180	(371)	530

	$(14)	$(52)	$732

During the year ended May 31, 2014 the Company paid $75 thousand in interest expense on the $918 thousand promissory notes as described in note 9(b)(iii). These notes and all unpaid interest were repaid in April 2014. The interest accrued at a rate of 10% per annum. In addition the Company incurred interest in the year ended May 31, 2014 on the loan agreements and convertible promissory notes described in note 7 of $51 thousand of which $14 thousand was accrued and unpaid at May 31, 2014. The interest accrues at a rate of 10% per annum and is paid quarterly. The loan agreements and all interest accrued thereon were repaid in April 2014. In addition the Company paid interest of $3 thousand at a rate of 10% per annum to the withheld pay of employees. All amounts withheld from employees had been repaid in December 2013.

During the year ended May 31, 2013, the Company incurred $6 thousand in interest expense on a $900 thousand promissory note due to a former Director. The interest was paid at a rate of 10%.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

12.	Other expenses:

Components of research and development expenses:

	2014	2013	2012

Program costs (note 6)	$2,287	$3,126	$1,900
Severance cost for former President and COO	326	–	–
Deferred share unit costs	90	(40)	91
Stock-based compensation	296	198	146
Depreciation of equipment	16	33	33

	$3,015	$3,317	$2,170

Components of general and administrative expenses:

	2014	2013	2012

General and administrative excluding salaries	$2,658	$1,368	$1,240
Salaries	2,217	675	605
Severance cost of former President and COO	762	–	–
Deferred share unit costs	183	(92)	213
Stock-based compensation	1,530	316	361
Depreciation of equipment	5	5	11

	$7,355	$2,272	$2,430

13.	Related party transactions:

See also notes 7 and 9 for related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consists of the members of the Board of Directors along with the officers of the Company. For the year ended May 31, 2014 the officers were the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Business Officer as well as the Director of Finance, the Vice President of Research and the former

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

13.	Related party transactions (continued):

President and Chief Operating Officer. For the years ended May 31, 2013 and 2012 the officers were the former President and Chief Operating Officer, the Director of Finance and the Vice President of Research.

Officer compensation:

	2014	2013	2012

Salaries and short-term employee benefits	$2,357	$727	$567
Severance payment to the former COO	1,088	–	–
Deferred share units	273	(132)	304
Stock-based compensation	1,475	358	343

	$5,193	$953	$1,214

Director compensation:

	2014	2013	2012

Directors' fees	$386	$180	$186
Stock-based compensation	179	73	131

	$565	$253	$317

Included in accounts payable and accrued liabilities is $268 thousand (May 31, 2013 - $126 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

14.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years		Total

Operating leases	$149	$5	$	nil	$154

The Company's current facility lease expires in March 2015.

(b)	Other contractual commitments:

The Company holds a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. The Company does not expect to make any milestone or royalty payments under this agreement in the fiscal years ended May 31, 2015 or 2016, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

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

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

14.	Commitments, contingencies and guarantees (continued):

(d)	Indemnification on plan of arrangement:

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

The Company recorded a liability of $50 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2014. There have been no claims on this indemnification to date.

15.	Income taxes:

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate of approximately 26.5% (2013 - 26.5%) are as follows:

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

15.	Income taxes (continued):

	2014	2013	2012

Loss before income taxes	$(10,553)	$(5,565)	$(4,614)
Statutory Canadian corporate tax rate	26.5%	26.5%	27.4%

Anticipated tax recovery	$(2,797)	$(1,475)	$(1,264)
Non-deductible permanent differences	599	138	141
Change in deferred tax benefits deemed not probable to be recovered	2,839	1,553	1,963
Change in substantively enacted tax rates	–	–	(627)
Undeducted financing costs	(730)	(235)	–
Other	89	19	(213)

	$–	$–

The Company has undeducted research and development expenditures, totalling $23.3 million that can be carried forward indefinitely. In addition, the Company has non-capital loss carryforwards of $25.3 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4
2028	4,359
2029	3,753
2030	650
2031	2,908
2032	2,571
2033	3,473
2034	7,513
$25,252

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014, 2013 and 2012

15.	Income taxes (continued):

Deferred tax assets have not been recognized in respect of the following items:

	2014	2013

Net operating losses carried forward	$6,692	$4,701
Research and development expenditures	6,185	5,731
Equipment book over tax depreciation	450	448
Intangible asset	3,097	3,097
Undeducted financing costs	890	235
Ontario harmonization tax credit	–	287
Ontario Research and Development Tax Credit	395	327
Cumulative eligible capital	358	358
Other	–	44

Unrecognized deferred tax asset	$18,067	$15,228

16.	Subsequent events:

In June 2014, 14.7 million warrants related to the June 2012 private placement at a price of $0.45 were exercised for proceeds of $6.6 million. The remaining 2.2 million warrants expired unexercised.

On June 16, 2014 5.3 million stock options were granted to officers of the Company at an exercise price of $0.475. The options vest over a three year term and have a contractual life of ten years.

On July 18, 2014, 1,690,000 stock options were granted to officers and employees of the Company at an exercise price of $0.435. The options vest over a three year term and have a contractual life of ten years.

These transactions will be accounted for in the first quarter of fiscal 2015.

