Form 20-F
period 2014-12-31
Aptose Biosciences Inc.
filed 2015-03-04
CIK 882361

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or
☐	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Or
☒	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from June 1, 2014 to December 31, 2014 .
Or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report _______________.

Commission file number 001-32001

APTOSE BIOSCIENCES INC.

(Exact Name of Registrant as Specified in Its Charter)

Canada

(Jurisdiction of Incorporation or Organization)

2 Meridian Road

Toronto, Ontario

M9W 4Z7

Canada

(Address of Principal Executive Offices)

Gregory Chow

Chief Financial Officer

2 Meridian Road

Toronto, Ontario M9W 4Z7

Canada

Telephone: (416) 798-1200

Facsimile: (416) 798-2200

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value, at December 31, 2014: 11,699,873

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

Yes ☐ No ☒

i

GENERAL

On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share (“Common Share”) of the Company and the assets (excluding certain deferred tax assets) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to the Company and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.

On August 28, 2014 (the “Name Change Date”), we changed our name from Lorus Therapeutics Inc. to Aptose Biosciences Inc. In this Transition Report on Form 20-F, all references to “Aptose”, the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date, Lorus Therapeutics Inc. after the Arrangement Date and Aptose Biosciences Inc. after the Name Change Date. References to this “Form 20-F” and this “Transition Report” mean references to this Transition Report on Form 20-F for the seven months ended December 31, 2014.

We use the Canadian dollar as our reporting currency. All references in this Transition Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements, which form part of this Transition Report, are presented in Canadian dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

On October 1, 2014 we consolidated our outstanding Common Shares on the basis of one post-consolidation Common Share for each twelve pre-consolidation Common Shares. Historical trading prices and volumes disclosed are on a post-consolidated basis and reflect the one for twelve consolidation.

FORWARD-LOOKING STATEMENTS

This Transition Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to:

•	our business strategy;

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our plans to secure strategic partnerships to assist in the further development of our product candidates;

•	our plans to conduct clinical trials and pre-clinical programs;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre- clinical and clinical studies and the regulatory approval process;

•	our plans, objectives, expectations and intentions; and

•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

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

ii

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our lack of product revenues and history of operating losses;

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	our ability to recruit patients for clinical trials;

•	the progress of our clinical trials;

•	our liability associated with the indemnification of our predecessor and its directors, officers and employees in respect of an arrangement completed in 2007;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain and maintain patent protection;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), and those which are discussed under the heading “Item 3. Key Information—D. Risk Factors” in this document.

iii

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Item 3. Key Information—D. Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Transition Report or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Company to predict all of these factors or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

iv

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.	Selected financial data.

The following tables present our selected consolidated financial data. You should read these tables in conjunction with our audited consolidated financial statements and accompanying notes included in Item 18 of this Transition Report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 5 of this Transition Report.

The selected consolidated financial information set forth below has been derived from the Company's audited consolidated financial statements that are prepared in accordance with IFRS, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The selected audited consolidated financial information should be read in conjunction with our audited consolidated financial statements and related notes thereto.

Effective July 17, 2014, we changed our fiscal year end from May 31 to December 31. As a result of that change, the current transition period is for the seven months ended December 31, 2014.

The following table presents a summary of our consolidated statements of operations derived from our audited consolidated financial statements for the seven months ended December 31, 2014 and fiscal years ended May 31, 2014, 2013, 2012 and 2011.

Consolidated statements of operations data

(In thousands, except per share data)
	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012	May 31, 2011
In accordance with IFRS
Revenue	$—	$—	$—	$—	$—
Research and development	$2,404	$3,015	$3,317	$2,170	$2,518
General and administrative	$5,588	$7,355	$2,272	$2,430	$2,420
Operating expenses	$7,992	$10,370	$5,589	$4,600	$4,938
Finance expense	$58	$259	$6	$20	$71
Finance income	$(279)	$(76)	$(30)	$(6)	$(14)
Net loss	$(7,771)	$(10,553)	$(5,565)	$(4,614)	$(4,995)
Basic and diluted loss per Common Share (post-consolidation)	$(0.67)	$(2.02)	$(1.58)	$(2.76)	$(4.56)
Weighted average number of Common Shares outstanding (post-consolidation)	11,605	5,216	3,521	1,688	1,096

The following table presents a summary of our consolidated balance sheets as at December 31, 2014 and May 31, 2014, 2013, 2012 and 2011. We report our consolidated financial statements in Canadian (“CDN”) dollars. In this Transition Report, except where otherwise indicated, all amounts are stated in CDN dollars.

Consolidated balance sheet data

(In thousands, except per share data)	As at December 31	As at May 31,
	2014	2014	2013	2012	2011
In accordance with IFRS
Cash and cash equivalents	$14,365	$19,367	$653	$320	$911
Investments	$16,180	$11,019	$—	$—	$—
Total assets	$31,600	$30,899	$1,035	$668	$1,398
Total liabilities	$2,328	$2,460	$1,816	$2,696	$1,159
Total shareholders’ equity (deficit)	$29,272	$28,439	$(781)	$(2,028)	$239
Number of Common Shares outstanding (post- consolidation)	11,700	10,388	3,521	1,769	1,307
Dividends paid on Common Shares	—	—	—	—	—

The following table sets out the average exchange rates of CDN$1.00 for US$1.00 for the following periods as taken from the Bank of Canada’s website.

Period	Average Close
Seven Months Ended December 31, 2014	1.1080
Fiscal Year Ended May 31, 2014	1.0662
Fiscal Year Ended May 31, 2013	1.0042
Fiscal Year Ended May 31, 2012	1.0005
Fiscal Year Ended May 31, 2011	1.0066

The following table sets forth the high and low exchange rates of CDN$1.00 for US$1.00 for each month during the previous six months.

Period	High	Low
December 2014	$1.1672	$1.1397
November 2014	$1.1452	$1.1268
October 2014	$1.1385	$1.1175
September 2014	$1.1219	$1.0884
August 2014	$1.0985	$1.0864
July 2014	$1.0930	$1.0660

On March 3, 2015, the noon buying rate of CDN$1.00 for US$1.00, as per the Bank of Canada was CDN$1.00 = US$0.8031.

B.	Capitalization and indebtedness.

Not	applicable.

C.	Reasons for the offer and use of proceeds.

Not	applicable.

D.	Risk factors.

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our Common Shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this Transition Report. Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, prospects or results of operations. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely be materially adversely affected. In that case, the trading price of our Common Shares could decline and you may lose all or part of the money you paid to buy our Common Shares. The risks set out below are not the only risks and uncertainties we currently face; other risks may arise in the future.

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

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate APTO-253, has begun enrolment in a Phase I clinical trial in patients with relapsed or refractory hematologic malignancies. Additional funding or a partnership may be necessary to complete, if required, a Phase II or Phase III clinical trial. Such funding may be very difficult, or impossible to raise in the public or private markets or through partnerships. If funding or partnerships are not attainable, the development of these product candidates may be significantly delayed or stopped altogether. The announcement of a delay or discontinuation of development would likely have a negative impact on our share price.

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

We have not been profitable since our inception in 1986. We reported net losses of $7.8 million in the 7 months ended December 31, 2014 and $10.6 million and $5.6 million for the fiscal years ended May 31, 2014 and 2013, respectively, and as of December 31, 2014, we had an accumulated deficit of $218 million.

We have not generated any significant revenue to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidate APTO-253 as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Clinical trials are long, expensive and uncertain processes and Health Canada or the United States Food and Drug Administration (“FDA”) may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

In the past five years, none of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. Approval in one country does not assure approval in another country. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

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

Our preclinical studies and clinical trials may not generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected. For example, our lead product candidate APTO-253 has entered a Phase Ib testing in patients with relapsed or refractory hematologic malignancies for which there is a long development path ahead that will take many years to complete and is prone to the risks of failure inherent in drug development.

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

In addition, U.S. patent laws may change which could prevent or limit us from filing patent applications or patent claims in the United States to protect our products and technologies or limit the exclusivity periods that are available to patent holders for U.S. patents. For example, the Leahy-Smith America Invents Act, (the “Leahy-Smith Act”) was signed into law in 2011 and includes a number of significant changes to U.S. patent law. These include changes to transition from a “first-to-invent” system to a “first-to-file” system and to the way issued patents are challenged. These changes may favour larger and more established companies that have more resources to devote to patent application filing and prosecution. It is not clear what, if any, impact the Leahy-Smith Act will ultimately have on the cost of prosecuting our patent applications in the United States, our ability to obtain patents in the United States based on our discoveries and our ability to enforce or defend our U.S. issued patents.

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

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize APTO-253, our lead product candidate. In addition, third parties may assert infringement or other intellectual property claims against us. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license third-party technology, a license under such patents and patent applications may not be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology. We may also need to bring claims against others who we believe are infringing our rights in order to become or remain competitive and successful. Any such claims can be time consuming and expensive to pursue.

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

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability and we may not be able to continue to develop our product candidates. Phase II and Phase III clinical trials for APTO-253 would require significant amounts of funding and such funding may not be available to us.

Exchange rate risk

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our consolidated financial statements and hold our investments in Canadian dollars, while we incur many of our expenses in foreign currencies, primarily the United States dollar. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the Canadian dollar, the United States dollar and other currencies.

We have agreed to indemnify our predecessor corporation Old Lorus and its directors, officers and employees.

In connection with the reorganization that we undertook in July 2007, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

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

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of APTO-253 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If the supply of necessary components is interrupted, components from alternative suppliers may not be available in sufficient volumes or at acceptable quality levels within required timeframes, if at all, to meet the needs of the Company. An inability to contract for a sufficient supply of our product candidates on acceptable terms, or delays or difficulties in the manufacturing process or our relationships with our manufacturers, may lead to us not having sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved. This may lead to substantial lost revenue opportunity and contract liability to third parties.

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

Our Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) and the NASDAQ Capital Market (“NASDAQ”). However, an active trading market in our Common Shares on the stock exchanges may not be sustained and we may not be able to maintain our listings.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Canada. Many of our directors and officers, and all of the experts named in this Transition Report and the documents incorporated by reference into this Transition Report, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

We are likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the current tax year and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that we do not intend to satisfy record keeping requirements that apply to a qualified electing fund, and we do not intend to supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders should assume that they will not be able to make a QEF election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

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

On August 28, 2014, New Lorus changed its name from Lorus Therapeutics Inc. to Aptose Biosciences Inc. and on October 1, 2014 we consolidated our outstanding Common Shares on the basis of one post-consolidation Common Share for each twelve pre-consolidation Common Shares.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7 and our phone number is (416) 798-1200. Our corporate website is www.aptose.com. The contents of the website and items accessible through the website are specifically not incorporated in this Transition Report by reference.

Aptose has two subsidiaries: NuChem Pharmaceuticals Inc. (“NuChem”), a company incorporated under the laws of Ontario, Canada, and Aptose Biosciences U.S. Inc. (“Aptose USA”), a company incorporated under the laws of Delaware, USA. Aptose owns 80% of the issued and outstanding voting share capital of NuChem and 100% of the issued and outstanding voting share capital of Aptose USA. NuChem has limited activity and the non-controlling interest is not material to the consolidated financial statements of the Company. Aptose USA was incorporated in April 2014 and did not have any activity during the seven months ended December 31, 2014.

Our Common Shares are listed on the TSX under the symbol “APS” and on NASDAQ under the symbol “APTO.”

Aptose is a clinical stage biotechnology company with a commitment to the development of targeted therapies addressing unmet medical needs in oncology. We develop therapeutics focused on novel cellular targets at the leading edge of cancer research, coupled with companion diagnostics to identify the optimal patient population for our products. Our product pipeline includes cancer drug candidates that exert potent activity as stand-alone agents and that enhance the activities of other anticancer agents without causing overlapping toxicities. Indeed, we believe our targeted products can emerge as first-in-class or best-in-class agents that deliver single agent benefit and can serve as the backbone of combination therapies for specific populations of cancer patients.

We believe the future of cancer treatment and management lies in the prospective selection and treatment of patients having malignancies that are genetically predisposed to response based on a drug’s unique mechanism of action. We are of the view that many drugs currently approved for the treatment and management of cancer are not selective for the specific genetic alterations (targets) that cause the patient’s tumor and hence lead to significant toxicities due to off-target effects. Aptose’s strategy is to develop agents that address a common underlying disease-promoting pathway within a patient population, and we intend to apply this strategy across several therapeutic indications in oncology, including hematologic malignancies and solid tumor indications. Our lead program, APTO-253, is a first-in-class inducer of the Krüppel-like factor 4 gene (the “Klf4 Gene”) for patients with advanced hematologic malignancies, including acute myeloid leukemia (“AML”) and myelodysplastic syndromes (“MDS”).

The following table sets forth various product conditions in our pipeline and their respective stages of development.

Capital Expenditures and Divestitures

Not applicable.

B.	Business overview.

As noted above, Aptose is committed to the development of anticancer drugs that target specific processes that underlie a particular life-threatening malignancy. This targeted approach is intended to impact the disease-causing events in cancer cells without affecting normal processes within cells. Such an approach requires that we first identify the underlying oncogenic mechanism in particular cancer cells and then create a therapeutic that selectively impacts that oncogenic mechanism. As described below, an underlying oncogenic process has been identified as operative in the majority of patients with AML (acute myeloid leukemia), an aggressive cancer of the blood and bone marrow for which there is a tremendous need for safe and effective anticancer drugs. Aptose has created a small molecule targeted drug (APTO-253) that selectively impacts that underlying oncogenic process, and the drug is under development as a novel therapy for AML and the related MDS.

Krüppel-Like Factor 4 & CDX2

Krüppel-like factors constitute a diverse family of genes (the “Klf Genes”) that act by modifying the expression levels of other genes that control essential cellular processes such as proliferation, migration, differentiation, cell death and metastasis. Approximately 17 Klf Genes are known, with an array of roles that include serving as innate tumor suppressors. The Klf Genes give rise to the production of proteins (the “KLF Proteins”). Structurally, KLF Proteins include DNA binding domains that allow for the identification and regulation of other genes. Of particular importance, the Krüppel-like factor 4 protein (the “KLF4 Protein”) is characterized as a master transcription factor that regulates cell identity and cell fate.

Production of the KLF4 Protein is influenced by the expression of another gene, an embryonic gene known as Cdx2 (the “Cdx2 Gene”).The Cdx2 Gene, while not expressed in the bone marrow and blood cells of normal adults, was observed to be active in the malignant cells in a majority of patients with AML. It was subsequently noted that the protein product of the Cdx2 Gene (“CDX2 Protein”) interacted directly with the Klf4 Gene. It was demonstrated that the CDX2 Protein causes reductions in KLF4 Protein levels by binding and epigenetically silencing the Klf4 Gene (Faber et. al., J Clin Invest. 2013;123(1):299–314). In subsequent studies from Faber et. al., it was demonstrated that activation of the Cdx2 Gene in normal cells lacking the CDX2 Protein caused decreased KLF4 Protein levels and promoted excessive cellular proliferation (Figure 1, First Bullet) It also was demonstrated that genetic manipulation to silence the CDX2 Gene in human AML cells resulted in increased levels of the KLF4 Protein (Figure 1, Second Bullet) and subsequent induction of cellular apoptosis (programmed cell death) in AML cells. Further, in human AML cells possessing an active Cdx2 Gene, Faber et. al. inserted an active Klf4 Gene to overcome innate KLF4 Protein suppression, and revealed that increased KLF4 Protein alone could promote apoptosis (Figure 1, Third Bullet). Thus, KLF4 silencing is a key oncogenic event in AML and merely raising the levels of KLF4 Protein in AML cells can lead to programmed cell death.

Figure 1: Studies Assessing the Role of KLF4 in AML Cells

It has been reported by Faber et. al. that a multitude of genetic abnormalities in bone marrow stem and progenitor cells can culminate in the aberrant expression of the Cdx2 Gene and lead to decreased Klf4 Gene transcription to yield diminished KLF4 Protein levels. Therefore, this abnormal CDX2-KLF4 signature was speculated by Faber et. al. to be a potential leukemogenic trigger for approximately 90% of AML patients. Separately, it was observed by Scholl et. al. in 2007 (J. Clin. Invest. 117:1037–1048 (2007)) that approximately 40% of patients with higher risk MDS possessed increased CDX2 Protein levels, and may represent the portion of the MDS population progressing to AML. Other opportunities in oncology in which the Klf4 Gene has been implicated to play a role include colorectal, gastric, cervical, prostate and lung cancers, among others.

APTO-253: Lead Clinical Program

Our lead program is APTO-253, a small molecule that induces transcription of the Klf4 Gene in in vitro studies and in in vivo pharmacodynamic studies of human xenograft tumors in mice. APTO-253 was discovered and identified by Aptose scientists based upon the magnitude of its antiproliferative activity across a multitude of cell lines. In vitro studies conducted at Aptose demonstrated significant potency with nanomolar IC50 concentrations of APTO-253 in AML cell lines, and ten to 1000 times greater potency against AML cell lines than against many solid tumor cell lines. In vitro analyses with relevant AML cell lines, including THP1, HL-60 and Kasumi-1, demonstrated that APTO-253 significantly elevated KLF4 mRNA and KLF4 Protein levels, with the anticipated downstream increase in cyclin-dependent kinase inhibitor I (p21, a protein that halts the cell cycle and prevents cells from proliferating), caspase-3 (an enzyme activated during programmed cell death to chop up other proteins), and Annexin-V (used as a marker for the initiation of programmed cell death), leading to G1 cell cycle arrest and apoptosis (programmed cell death). APTO-253 is administered as an intravenous infusion in patients. We previously reported initial results from a dose-escalating Phase I clinical study of APTO-253 in patients with various solid tumors, and in that study we observed evidence of anti-tumor activity as a single agent at doses that were safe and well tolerated. Our future plans are to advance APTO-253 to a Phase Ib clinical study in relapsed / refractory hematologic malignancies, including patients with AML, MDS, multiple myeloma and various lymphomas, based upon the common underlying, leukemia-causing profile of Klf4 Gene suppression. The development of APTO-253 currently represents the primary focus of Aptose.

On July 28, 2014 we announced that the U.S. FDA had completed its review and cleared the Investigational New Drug (“IND”) application of APTO-253 for the treatment of hematologic malignancies, including AML, high-risk MDS, lymphomas and multiple myeloma. Clearance of the IND allowed us to initiate a Phase Ib, multi-center, open-label, clinical study of APTO-253 in patients with relapsed or refractory hematologic malignancies. The Phase Ib trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamic responses and efficacy of APTO-253 as a single agent. The trial is expected to enroll 45-60 patients as part of a dose-escalation program and two separate disease-specific single-agent expansion cohorts.

The dose escalation study will include two separate arms: one group of up to 15 patients dedicated to AML and high-risk MDS only and another group of up to 15 patients for lymphomas and multiple myelomas. The two separate arms will allow for a focused look at AML and high-risk MDS and exploration of the effect of APTO-253 on lymphomas and myelomas. They will also provide patient data on two times the number of patients during 2015 than would have been possible with only a single arm study.

The primary objectives of the Phase Ib trial are: (i) to further assess safety on a new and optimized dosing schedule, and (ii) to identify the recommended dose for APTO-253 for the upcoming Phase Ib single-agent expansion trials which will include one expansion in AML for up to 15 patients and one expansion in MDS for up to 15 patients, in hematologic malignancies as well as in subsequent Phase 2 combination trials.

We plan to monitor patient Krüppel-like factor 4 (“KLF4”) and the product of the embryonic Cdx2 Gene, the CDX2 Protein levels upon entry into the study, throughout the study, and during a post-treatment period. We will not exclude patients based on KLF4 or CDX2 status from participating in this first study as we believe this approach may be useful in further validating our companion diagnostic and observing potential responses among the broader population.

Subsequent to the seven months ended December 31, 2014, we announced on January 13, 2015 that we had dosed the first patient in the Phase Ib dose-escalation study. We anticipate providing a potential update on the dose-escalation study during the summer of 2015, completing enrollment of the Phase Ib dose-escalation study by late-2015 or the first half of 2016, starting the single agent expansion cohort studies for this study in 2016 and starting Phase 2 combination studies in 2016.

Aptose is currently developing and validating a companion diagnostic for APTO-253. The diagnostics will be designed to assess the extent of genetic expression of Cdx2 and Klf4 in patients as a potential predictor of response to therapy with APTO-253, as well as assess post-treatment expression levels as biomarkers of efficacy.

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

Solid Tumors

Phase I data with APTO-253 in patients with solid tumors and preclinical data in solid tumor cells, including non-small cell lung cancer (“NSCLC”), identified an opportunity for APTO-253 in patients possessing cancers with reduced Klf4 Gene expression. Our prior Phase I study with APTO-253 also revealed a favorable safety profile for APTO-253. Various solid tumors have exhibited suppressed levels of Klf4 Gene in scientific publications, including colorectal, gastric, pancreatic, prostate and cervical cancers, as well as NSCLC. NSCLC is an indication that we consider to have a large market potential and important unmet need worldwide, in which the Klf4 Gene is a tumor suppressor that is present in case-matched normal cells but depressed in NSCLC tumor cells. Aptose may in the future evaluate the clinical utility of APTO-253 in additional studies in a subset of NSCLC patients that may be predisposed to a response with a therapeutically activating the Klf4 Gene.

In January 2011, Aptose announced the first patient enrolment in a Phase I dose-escalation study for APTO-253 in patients with advanced or metastatic solid tumors who are unresponsive to conventional therapy or for which no effective therapy is available. The study was initially being conducted at Memorial Sloan-Kettering Cancer Center in New York and later added MD Anderson Cancer Center in Houston as a second site. Objectives of the study included determination or characterization of the safety profile, maximum tolerated dose, and antitumor activity of APTO-253, as well as pharmacokinetics and a recommended Phase II dose for subsequent clinical trials.

In June 2012, Aptose announced the addition of MD Anderson Cancer Center as a second site in the then ongoing APTO-253 Phase I clinical trial, under the direction of Dr. Jennifer Wheler as the principal investigator. In addition, Aptose announced that the study had successfully completed the accelerated drug dose escalation stage (Stage 1), with further escalation under way in the non-accelerated dose escalation stage (Stage 2) for the purpose of determining the maximal tolerated dose level and recommended Phase II dose. The addition of a second site expanded patient availability for enrollment.

In January 2013, Aptose announced that Phase I clinical study of APTO-253 has successfully escalated to the target dose level based on predicted and observed clinical effects without limitation by toxicity. The success of this study allowed Aptose to initiate a biomarker clinical investigation to further explore the effects of the drug at relevant doses determined in the clinical trial.

In April 2013, Aptose announced the presentation of preclinical data at the 2013 Annual Meeting of the American Association for Cancer Research (“AACR”), held in Washington, DC from April 6, 2013 through April 10, 2013. The poster presentation titled “Utilization of KLF4 as a pharmacodynamic biomarker for in vivo anticancer activity of a novel small molecule drug APTO-253” covered data from preclinical studies on anticancer activity and tumor biomarker analysis for APTO-253 in animal models of human NSCLC. The studies demonstrate that APTO-253 has antitumor activity with a dose-response effect in NSCLC that is associated with a dose dependent increase of the KLF4 gene.

In July 2013, Aptose announced the results of the Phase I clinical trial of APTO-253. In this first-in-man, dose-escalation clinical study, APTO-253 demonstrated a favorable safety profile, as well as encouraging signs of antitumor activity. The design of this trial consisted of APTO-253 as a single agent in patients with advanced solid tumors resistant to multiple standard therapies. The study enrolled 27 patients, all of which had failed a median of four prior chemotherapies. Although this was primarily a dose-escalation safety study, efficacy and pharmacokinetics were also explored.

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

The safety assessment indicated that APTO-253 was well tolerated at all dose levels tested in this trial. The dose escalation was not limited by toxicity. The most common adverse event was Grade 1 or 2 fatigue seen in three patients. There was one Grade 3 toxicity, asymptomatic low blood phosphate level that was reversible by supplementation with phosphates. The pharmacokinetic profile was consistent with the predictive profile seen preclinically, and the elimination profile and half-life in patients were suggestive of a very rapid distribution phase and prolonged retention.

Small Molecular Program

In April 2013, Aptose entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company (“Elanco”), to investigate a new proprietary series of Aptose compounds for veterinary medicine. Pursuant to the agreement, Elanco will fund the research program and was granted an exclusive option to license the worldwide rights to selected compounds for veterinary use; the terms of which will be negotiated if the option is exercised by Elanco. Aptose retains the rights to develop and commercialize these compounds for human use. Lead optimization is underway and the next goal is to identify a clinical drug candidate.

APTO-500

This program aims to discover and develop potent, first-in-class small molecule inhibitors of maternal embryonic leucine zipper kinase (“MELK”). MELK plays an important role in cancer cell cycle, signaling pathways, and cancer stem cells. MELK is highly expressed in several cancer types and its expression correlates with poor prognosis in glioma and breast cancer. These findings provide strong support that selective targeting of MELK may be an effective cancer treatment strategy. Several compounds targeting MELK have been identified. Cancer associated kinases as drug targets are a very active area for research and development globally and kinase inhibitors are some of the best selling drugs in oncology, which include Imatinib, Sunitinib, Sorafenib and Erlotinib, whose annual global sales amount to billions. Much of the current focus is on the development of selective kinase inhibitors that hit specific targets in cancer cells and cause less toxicity associated with off-target effect. Aptose believes that the APTO-500 program can produce one of the first selective MELK inhibitor in development for cancer treatment and the market potential for this novel drug could exceed $1 billion annually. The APTO-500 program is in the discovery phase of development at the present time.

Large Molecule Program

The Company’s large molecule program includes a molecule to target specific cell-surface receptors expressed in certain cancers expressing the Interleukin-17E receptor (IL-17ER).  The molecule under development is IL-17E, which binds to IL-17ER to lead to targeted cell killing.   IL-17E is also known to have activity in stimulating the anti-cancer properties of the immune system.  IL-17E is a protein-based therapeutic in the pre-clinical stage of development.  The Company is not currently developing IL-17E and is seeking to out-license the program.

In May 2012, Aptose entered into a global license with Genentech, a member of the Roche Group, in respect of certain patents owned by Genentech for IL-17E. Through this license, Genentech granted to Aptose the rights to develop IL-17E as a treatment for a large number of cancers on a global basis.

In June 2012, the Canadian Intellectual Property Office issued Aptose’s patent for IL-17E which protects the use of IL-17E to treat cancer, including many different solid tumors such as colon, breast, ovarian, pancreatic, and lung cancers as well as melanoma, until 2026.

In August 2012, the National Research Council of Canada Industrial Research Assistance Program (“NRC-IRAP”) awarded funding to Aptose to support development of IL-17E for cancer therapy. The $50,000 non-repayable contribution from NRC-IRAP was used for a pilot development project to manufacture IL-17E, which was carried out by researchers at the National Research Council who have extensive experience in the development, recovery and purification of recombinant proteins and peptides produced by different expression systems.

In December 2012, Aptose presented new data at the 2012 American Association for Cancer Research (“AACR”) Tumor Immunology: Multidisciplinary Science Driving Basic and Clinical Advances Conference. The presentation provided an overview of recent preclinical studies conducted by Aptose to assess the anticancer activity and safety of IL-17E. The studies show that IL-17E significantly inhibits the growth of colon and melanoma cancers in animal models, with no apparent signs of toxicity. The animal models used provide both a more complete assessment of the safety of IL-17E, and confirmation of the efficacy of IL-17E in animal models at safe doses. This is essential information for Aptose’s strategy to bring IL-17E into clinical studies to treat human cancers.

In January 2013, the United States Patent and Trademark Office issued Aptose the U.S. patent protecting methods of treating cancer with IL-17E, both alone and in combination with anticancer therapy drugs including gemcitabine, paclitaxel, docetaxel, erlotinib, cisplatin, and bevacizumab. The patent covers the treatment of a wide range of cancers, including breast, lung, colon, pancreatic, gastric and ovarian tumors, as well as melanoma. Patents with similar protection for IL-17E are pending in Canada and Europe.

IL-17E is not currently being developed by Aptose as we are primarily focusing on APTO-253 at the present time.

Business OF THE COMPANY

Strategic Review Process

On September 12, 2013, the Company formed a special committee composed of independent directors to review strategic alternatives available to the Company and secure the long-term financial and operational sustainability of the Company with a view to enhance shareholder value (the “Special Committee”). On October 28, 2013, the Special Committee, after having considered and reviewed a number of options, concluded its review. The Special Committee recommended that the board of directors of Aptose (the “Board”) approve the appointments of William G. Rice, Ph.D. as Chief Executive Officer and Chairman of the Board and of Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Company’s Senior Vice President of Medical Affairs. Additionally, on October 29, 2013, Brian Druker, M.D. was appointed as the Chair of the Company’s newly formed Scientific Advisory Board.

Changes in Management

On October 28, 2013, William G. Rice, Ph.D., was appointed as Chief Executive Officer and Chairman of the Board while Dr. Aiping Young continued as President and Chief Operating Officer of the Company until she departed the Company on March 18, 2014. Aptose also appointed Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Company’s Senior Vice President of Medical Affairs. Dr. Von Hoff is an independent contractor and advisor but is not an employee of Aptose. The Board, after receiving the recommendation of the Special Committee, unanimously approved the appointments. In doing so, the Board determined that such appointments were in the best interest of Aptose, as they were considered to enhance the management team and advisory team with the addition of two seasoned and experienced biotechnology executives bringing extensive clinical development and capital raising experience and improving the awareness and presence of the Company in the United States. On April 10, 2014, Dr. Rice was additionally appointed as President of the Company.

On October 29, 2013, Brian Druker, M.D., was appointed as the Chair of the Company’s Scientific Advisory Board. Like Dr. Von Hoff, Dr. Druker is an independent contractor and advisor but not an employee of Aptose.

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

On September 8, 2014, Stephen B. Howell was appointed Chief Medical Officer of the Company.

Name and year end change

On September 2, 2014, we announced that we had changed our name to Aptose Biosciences Inc. from the previous name of Lorus Therapeutics Inc. The new name reflects our new focus and clinical-stage pipeline strategy, as an oncology research and development organization advancing new therapeutics and molecular diagnostics based on insights into the genetic profiles of certain cancers and patient populations.  Our lead product, APTO-253 (formerly LOR-253) exerts its antitumor effects by activating a key apoptotic pathway in tumor cells. The term "apoptosis" represents the innate self-killing capacity of cells triggered upon the onset of cellular damage, and cancer cells employ various mechanisms to avoid apoptosis. For these reasons, "apoptosis" is the intuitive root of the name of "Aptose Biosciences." In addition, our stated goal with respect to the name change is to align the product portfolio and product development with the strategic course set by its new management team.

Effective July 17, 2014, we changed our fiscal year end from May 31 to December 31. As a result of that change the current period is for the seven months ended December 31, 2014 while the prior year comparative period is for the twelve months ended May 31, 2014 and therefore not directly comparable to the current seven month period.

Reverse Stock Split

On October 1, 2014, Aptose filed articles of amendment to give effect to the reverse stock split (consolidation) of its Common Shares on the basis of one post-consolidation Common Share for each 12 pre-consolidation Common Shares (the “Reverse Stock Split”). The number of Common Shares outstanding as of the time of the announcement was 139,324,451. The number of Common Shares outstanding immediately following the Reverse Stock Split was 11,610,402.

NASDAQ listing

On October 21, 2014, Aptose announced that its Common Shares were approved for listing on NASDAQ under the symbol “APTO” and began trading on NASDAQ on October 23, 2014. Aptose has retained its listing on the TSX under the symbol “APS”.

Financial Strategy

To meet our future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity financings, collaborative and licensing agreements. We intend to pursue financing opportunities as they arise. See “Item 3. Key Information—D. Risk Factors” above.

April 2014 Public Offering

In April 2014, we completed a public offering in Canada and a simultaneous private placement in the United States of Common Shares. Aptose issued 4,708,334 (56,500,000 pre-consolidation) Common Shares at a purchase price of $6.00 ($0.50 pre-consolidation) per Common Share including 541,667 (6,500,000 pre-consolidation) Common Shares pursuant to the partial exercise of an over-allotment option, for aggregate gross proceeds of $28,250,000. The total costs associated with the transaction were approximately $2,665,914 which includes a cash commission of $1,977,500 based on 7% of the gross proceeds received as part of the offering.

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”), a former related party of Aptose by virtue of exercising control or direction over more than 10% of the Common Shares of Aptose, participated in this offering and acquired an aggregate of 108,333 (1,300,000 pre-consolidation) Common Shares.

December 2013 Public Offering

On December 10, 2013, we completed a public offering of Common Shares. Aptose issued a total of 1,060,833 (12,730,000 pre-consolidation) Common Shares at a price of $6.60 ($0.55 pre-consolidation) per Common Share, for aggregate gross proceeds of $7,001,500 from this offering.

The total costs associated with the transaction were approximately $999,440 which includes a cash commission of $420,090 based on 6% of the gross proceeds received as part of the offering, and the issuance of 73,198 (878,370 pre-consolidation) broker warrants with an estimated fair value of $349,592 using the Black-Scholes model. Each broker warrant is exercisable into one Common Share of the Company at a price of $6.60 ($0.55 pre-consolidation) for a period of twenty four months following closing of the offering.

Mr. Inwentash, a former related party of the Company by virtue of exercising control or direction over more than 10% of the Common Shares of the Company participated in this offering and acquired an aggregate of 151,667 (1,820,000 pre-consolidation) Common Shares.

On January 8, 2014, the underwriters conducting the offering exercised in full their over-allotment option to purchase an additional 159,125 (1,909,500 pre-consolidation) Common Shares of the Company at a price of $6.60 ($0.55 pre-consolidation) per Common Share for additional gross proceeds of $1,050,225. The total costs associated with the exercise of the over-allotment option were approximately $125,612 based on 6% of the gross proceeds received as part of the exercise of the over-allotment option, and the issuance of 9,548 (114,570 pre-consolidation) broker warrants with an estimated fair value of $45,599 using the Black-Scholes model. Each broker warrant is exercisable into one Common Share of the Company at a price of $6.60 ($0.55 pre-consolidation) for a period of twenty four months following the closing of the over-allotment option exercise.

Fiscal 2014 Warrant Exercises

During the seven months ended December 31, 2014, 1,231,000 Common Share purchase warrants were exercised for proceeds of $6,648,000.

Warrants exercised during the seven months ended December 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	8	$48
June 2013 private placement warrants (ii)	1,223	$6,600
Total	1,231	$6,648

Summary of outstanding warrants:
(in thousands)	Number

August 2011 warrants (i)	89
June 2013 private placement warrants (ii)	47
December 2013 broker warrants (iii)	73
Number of warrants outstanding, end of period	209

(i)	August 2011 warrants are exercisable into Common Share of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expire in August 2016. During the seven months ended December 31, 2014, 8,749 warrants were exercised. In August 2013, 16,126 broker warrants associated with this transaction expired unexercised.

(ii)	June 2013 private placement warrants are exercisable into Common Shares of Aptose at a price per share of $3.00 ($0.25 pre-consolidation) and expire in June 2015.

(iii)	December 2013 broker warrants are exercisable into Common Shares of Aptose at a price per share of $6.60 ($0.55 pre-consolidation) and expire in December 2015.

June 2013 Promissory Notes and Warrants

In June 2013, we completed a private placement of units at a price of $1,000 per unit, for aggregate gross proceeds of $918,000. Each unit consisted of (i) a $1,000 principal amount of unsecured promissory note and (ii) 1,000 Common Share purchase warrants. The promissory notes bore interest at a rate of 10% per annum, payable monthly and were due June 19, 2014. Each warrant entitled the holder to purchase one Common Share of Aptose at a price per Common Share equal to $3.00 ($0.25 pre-consolidation) at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent) acquired an aggregate of $68,000 of the promissory notes. Mr. Inwentash acquired $100,000 of the promissory notes. These notes and any interest accrued thereon were repaid in full in April 2014.

September 2013 Convertible Promissory Notes

In September 2013, we completed a private placement of convertible promissory notes for aggregate gross proceeds of $600,000. Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into Common Shares of the Company at a price per share of $3.60 ($0.30 pre-consolidation). The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015. Mr. Inwentash acquired $150,000 of the promissory notes.

At December 31, 2014, $162,500 of the convertible promissory notes had been converted into Common Shares of the Company.

September 2013 Loans payable

In September 2013, we entered into loan agreements for proceeds of $150,000. The loan agreements were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. We repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.

June 2012 Private Placement

In June 2012, we completed a private placement of 1,718,750 (20,625,000 pre-consolidation) units at a subscription price of $3.84 ($0.32 pre-consolidation) per unit and each unit consisted of one Common Share and one Common Share purchase warrant for gross proceeds to Aptose of $6,600,000. Each warrant was exercisable for a period of 24 months from the date of issuance at an exercise price of $5.40 ($0.45 pre-consolidation). We paid a cash finder’s fee of $396,000 based on 6% of the gross proceeds of the private placement and issued 103,125 (1,237,500 pre-consolidation) finder’s warrants at an exercise price of $3.84 ($0.32 pre-consolidation) each. Each finder’s warrant was exercisable into units consisting of 103,125 (1,237,500 pre-consolidation) Common Shares and 103,125 (1,237,500 pre-consolidation) warrants.

August 2011 Unit Offering

In August 2011, we closed a public offering for gross proceeds of $2,193,600 whereby we issued 457,000 (5,484,000 pre-consolidation) Common Shares and 473,126 (5,677,515 pre-consolidation) warrants including broker warrants. Each warrant entitles the holder to purchase one Common Share for five years after the closing of the offering at an exercise price of $5.40 ($0.45 pre-consolidation). If on any date the 10-day volume weighted average trading price of the Common Shares on the TSX equals or exceeds 200% of the $5.40 ($0.45 pre-consolidation) exercise price, then upon sending the holders of warrants written notice of and issuing a news release announcing such accelerated exercise date, the warrants shall only be exercisable for a period of 30 days following the date of notice.

Agreements

Manufacturing Agreements

We currently rely upon Contract Manufacturing Organizations (CMO’s) for the manufacture of our drug candidates. The CMO’s manufacture clinical material according to current Good Manufacturing Practices, (GMPs,). Prior to manufacturing, the CMO’s are approved by our quality assurance department staff, after having conducted audits to ensure such manufacturers meet the requirements of the relevant regulatory authorities.

Manufactured product for clinical purposes is tested for conformance with product specifications prior to release. GMP batches of our drug candidates are subjected to prospectively designed stability test protocols.

License Agreements

Genentech Inc.

The Company holds a non-exclusive license from Genentech Inc. (“Genentech”) to certain patent rights to develop and sub-license a specified polypeptide. In consideration of the license, the Company paid an upfront amount and could be required to pay to Genentech additional milestones and royalties on sales. The initial amount paid upfront was a one-time non-creditable, non-refundable fee which was immaterial to the Company. The aggregate milestone amounts payable under the agreement total $2,325,000. Additionally, the Company is obligated to make royalty payments after the first commercial sale of the polypeptide within a range of 1% to 5% on a country by country basis on an aggregate worldwide scale of net sales. No milestone or royalty payments under this agreement have become due and the Company does not expect to make any milestone or royalty payments under this agreement during the fiscal year ending December 31, 2015. The Company cannot reasonably predict when such royalties will become payable, if at all. The agreement will terminate upon the expiration of the last patent, which is expected to be in 2020. The agreement may be terminated (i) by the Company for any reason upon 60 days prior written notice to Genentech or (ii) by Genentech for any material breach of the agreement by the Company, provided that the Company has the option to cure such breach within 30 days following written notice by Genentech.

Collaboration Agreements

Elanco

In April 2013, Aptose entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company, to investigate a new proprietary series of Aptose’s compounds for veterinary medicine. Pursuant to the agreement, Elanco agreed to fund the research program and was granted an exclusive option to license from Aptose our worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated if the option is exercised by Elanco. Aptose retains the rights to develop and commercialize these compounds for human use and intends to use the animal data from the collaboration as a basis for a partnership with a third party to develop the technology for the treatment of patients with cancer. Lead optimization is underway and the next goal is to identify a clinical drug candidate that can be developed for both human and animal use.

Other

From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended. These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a product candidate.

Deferred Share Unit Plan

As at December 31, 2014, no deferred share units under the deferred share unit plan of the Company (the “DSU Plan”) were outstanding (May 31, 2014 – nil).

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.

Small Molecule

We have been issued 21 patents and have 10 pending patents worldwide for our in-house small molecules.  These patents cover APTO-253 composition of matter and methods of treating different cancers with APTO-253, including solid tumors and leukemia.   Composition of matter patents expire in 2028 in the United States and 2026 in other countries.  Our patents also include several compounds that are similar to APTO-253, which provide protection from competitors seeking to develop anticancer products that are related in chemical structure to APTO-253.

Large Molecule

We have three issued patents for our IL-17E immunotherapy program. The patents, which expire in 2026, cover methods of treating cancer with IL-17E.  Specific cancers listed in the patents include colon, breast, ovarian, cervical, lung gastric and prostate tumors.  Aptose has entered into a license agreement with Genentech, which provides Aptose the right to use Genentech’s IL-17E composition of matter patent for anticancer uses, as described above under License Agreements.

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

Employees

As at December 31, 2014, we employed 18 full-time persons and 3 part-time persons in research and drug development and administration activities. Among our employees, 2 hold Ph.D.’s, 1 holds a DVM degree and numerous others hold degrees and designations such as MSc, BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the Board have the ability to acquire an ownership interest in the Company through Aptose’s share option and alternate compensation plans. See Item 6.B – Compensation.

None of our employees are unionized, and we consider our relations with our employees to be good.

Office Facilities

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The leased premises include approximately 8,000 square feet of laboratory and research space. Our current lease expires on March 31, 2015 and we entered into a lease for new office facilities in Toronto as described below.

We entered into a lease agreement for office space, located at 12770 High Bluffs Drive, San Diego, California which occupies approximately 2,204 square feet. This leased premise is used for administrative purposes only. This lease expires in January 2020.

In January 2015, the Company entered into a two year lease for laboratory facility space in San Diego and in February 2015 the Company entered into a five year lease facility in Toronto for office space and a one year agreement for laboratory space. The combined annual cost for these new locations is expected to be $300 thousand per year.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. There are numerous companies in these industries that are focusing their efforts on activities similar to ours. Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than Aptose. In addition, we face competition from other companies for opportunities to enter into partnerships with biotechnology and pharmaceutical companies and academic institutions.

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

In addition to the regulatory product approval framework, biotechnology companies, including Aptose, are subject to regulation under local, provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology industry.

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

C.           Organizational structure.

Old Lorus was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc. On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in Old Lorus becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date. On August 25, 1992 Old Lorus changed its name to IMUTEC Corporation. On November 27, 1996, Old Lorus changed its name to Imutec Pharma Inc., and on November 19, 1998, Old Lorus changed its name to Lorus Therapeutics Inc. On October 1, 2005, Old Lorus continued under the Canada Business Corporations Act.

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

On August 28, 2014 New Lorus changed its name from Lorus Therapeutics Inc. to Aptose Biosciences Inc. and on October 1, 2014 we consolidated our outstanding Common Shares on the basis of one post-consolidation Common Share for each twelve pre-consolidation Common Shares.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7 and our phone number is (416) 798-1200. Our corporate website is www.aptose.com. The contents of the website and items accessible through the website are specifically not incorporated in this Transition Report by reference.

Aptose has two subsidiaries: NuChem, a company incorporated under the laws of Ontario, Canada, and Aptose USA, a company incorporated under the laws of Delaware, USA. Aptose owns 80% of the issued and outstanding voting share capital of NuChem and 100% of the issued and outstanding voting share capital of Aptose USA. NuChem has limited activity and the non-controlling interest is not material to the consolidated financial statements of the Company. Aptose USA was incorporated in April 2014 and did not have any activity during the seven months ended December 31, 2014.

Our Common Shares are listed on the TSX under the symbol “APS” and on NASDAQ under the symbol “APTO.”

D.           Property, plant and equipment.

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario. The leased premises include approximately 8,000 square feet of laboratory and research space. Our current lease expires on March 31, 2015 and we have entered into a new lease for office facilities in Toronto as described below..

The lease of the current Toronto location contains certain restoration commitments which the Company will need to comply with upon the end of the March 31, 2015 lease. The Company has recorded a provision of $300 thousand as its current estimate of these costs.

We entered into a lease agreement for office space, located at 12770 High Bluffs Drive, San Diego, California which occupies approximately 2,204 square feet. This leased premise is used for administrative purposes only. This lease expires in January 2020.

In January 2015, the Company entered into a two year lease for laboratory facility space in San Diego and in February 2015 the Company entered into a five year lease facility in Toronto for office space and a one year agreement for laboratory space. The combined annual cost for these new locations is expected to be $300 thousand per year.

Item 4A.           Unresolved Staff Comments

Not applicable.

Item 5.          Operating and Financial Review and Prospects

A.           Operating results.

Please see our Management’s Discussion and Analysis for the seven months ended December 31, 2014 in Exhibit 15.1, which is incorporated herein by reference.

B.           Liquidity and capital resources.

Please see our Management’s Discussion and Analysis for the seven months ended December 31, 2014 in Exhibit 15.1, which is incorporated herein by reference.

C.           Research and development, patents and licenses, etc.

Certain information concerning research and development and intellectual property is set forth in Item 4, “Information on the Company”.

D.           Trend information.

We have a history of operating losses and have not been profitable since our inception in 1986. We expect to continue to incur losses for at least the next several years as we and our collaborators and licensees pursue clinical trials and research and development efforts. See “Item 3. Key Information—D. Risk Factors” above.

E.           Off-balance sheet arrangements.

As at December 31, 2014, we had not entered into any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations.

As December 31, 2014

(In thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$622	$150	$224	$248	$	nil

The Company’s current facility lease expires in March 2015.

In January 2015, the Company entered into a two year lease for laboratory facility space in San Diego and in February 2015 the Company entered into a five year lease facility in Toronto for office space and a one year agreement for laboratory space. The combined annual cost for these new locations is expected to be $300 thousand per year.

The lease of the current Toronto location contains certain restoration commitments with which the Company will need to comply before the end of the lease on March 31, 201. The Company has recorded a provision of $300 thousand as its current estimate of these costs.

 We hold a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. We do not expect to make any milestone or royalty payments under this agreement in the fiscal year ending December 31, 2015, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

On July 10, 2007, we completed a plan of arrangement and corporate reorganization with Old Lorus. As part of the arrangement, we agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of the arrangement. We recorded a liability of $50,000, which we believe to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at December 31, 2014. There have been no claims on this indemnification to date.

G.           Safe Harbor

Please see “Forward Looking Statements” beginning on page 1 above.

Item 6.          Directors, Senior Management and Employees

A.           Directors and senior management.

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Aptose as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed. We have an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee, the members of each such committee are shown below.

As at December 31, 2014, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over, approximately 8,499 Common Shares or approximately 0.1% of our outstanding Common Shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since

Directors:
Dr. Denis Burger(1)(2) Oregon, United States	Director	September 2007

Dr. Brad Thompson(1)(2)(3) Alberta, Canada	Director	June 2013

Dr. Mark Vincent(3) Ontario, Canada	Director	September 2007

Warren Whitehead(1) Ontario, Canada	Director	April 2011

Dr. William Rice California, USA	Chairman	October 2013

Dr. Erich Platzer(2) Switzerland	Director	December 2014

Officers:
Dr. William Rice California, USA	President and Chief Executive Officer	October 2013

Gregory Chow California, USA	Senior Vice President and Chief Financial Officer	November 2013

Avanish Vellanki California, USA	Senior Vice President and Chief Business Officer	November 2013

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

Dr. Erich Platzer: Dr. Platzer is a board certified physician in internal medicine, hematology and medical oncology. Previously, Dr. Platzer served as the business director of oncology, as well as the global strategic marketing and therapeutic area head of oncology at Roche, Basel. He was also the medical director in oncology and global development project leader and was responsible for various strategic corporate partnerships. Dr. Platzer is a director of Swiss Business Angel Groups, StartAngels and BioBAC, and has served as a pharmaceutical industry expert on the board of directors of multiple biotech companies in both the U.S. and Europe such as Probiodrug, AOT, Léman Micro Devices, Credentis, and Viroblock. Dr. Platzer co-founded and currently serves as an investment advisor to HBM Healthcare Investments (formerly HBM BioVentures), a global leader in healthcare investing. He has over 12 years of experience in academic medicine and research and was a key member of the team at MSKCC that purified human G-CSF in 1983 (recombinant form: Neupogen®). He earned his M.D. from the Medical School and the Institute of Clinical Immunology and Rheumatology of the University of Erlangen, where he also received his “Dr. med. habil.” (M.D., Ph.D.).

Dr. William Rice: Dr. Rice joined Aptose as Chairman and Chief Executive Officer in October 2013. Prior to joining Aptose, Dr. Rice served as the President, Chief Executive Officer and Chairman of the board of Cylene Pharmaceuticals, Inc., a private biotechnology company (“Cylene”). Prior to Cylene, Dr. Rice was the founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and served as a faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine. Dr. Rice received his Ph.D. from Emory University Department of Biochemistry. He continues to serve as the Chairman of the board of Cylene.

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

Gregory Chow: Mr. Chow joined Aptose as Chief Financial Officer in December 2013. Previously, Mr. Chow served as Managing Director, Director of Private Placements at Wedbush Securities, where he led the private placement capital activities within the Life Sciences Investment Banking Group. Prior to joining Wedbush, he was a Director in the Private Placements / Equity Capital Markets Group at RBC Capital Markets, where he led life science private capital activities. Previously, he led the Private Capital Group at Wells Fargo Securities and was a Senior Auditor at BDO Seidman, LLP in their Century City, CA office. Mr. Chow is a Certified Public Accountant (inactive) in the State of California.  Mr. Chow received his MBA in Finance from The Wharton School at the University of Pennsylvania, and his BA in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara.

Avanish Vellanki: Mr. Vellanki became Aptose’s Chief Business Officer in December 2013, having most recently served as Senior Vice President, Investment Banking at Wedbush Securities focusing on the biotechnology sector. Prior to Wedbush Securities, Mr. Vellanki held the position of Senior Director of Corporate Development at Proteolix, Inc. (acquired by Onyx Pharmaceuticals), a biotechnology company focused on the development of oncology therapeutics. Previously, Mr. Vellanki served as Vice President in the Global Healthcare Investment Banking team at Citigroup’s Global Healthcare Investment Banking, where he focused on large cap global biopharma strategic and financial advisory. Mr. Vellanki began his career at Bear Stearns as an equity research analyst covering the small/mid-cap biotechnology sector, and held the title of Vice President as a publishing analyst. Mr. Vellanki holds a BA from Carleton College, an MBS in Biochemistry from the University of Minnesota and MBA from the Carlson School of Management at the University of Minnesota.

There are no family relationships among the persons named above and there are no arrangements or understanding with major shareholders, customers, suppliers or others pursuant to which any person was selected as a director or member of senior management.

B.           Compensation.

Summary of Executive Compensation

The following table details the compensation information for the seven month transition period ended December 31, 2014 of the Company, for the Chairman, President and Chief Executive Officer, Senior Vice President and Chief Financial Officer and the Senior Vice President and Chief Business Officer (“Named Executive Officers”). The figures are in Canadian dollars.

Name and Principal Position	7 month transition period ended December 31	Salary ($)		Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation			Pension value ($)	All other compensation(9) ($)	Total compensation ($)
						Annual incentive plans(8) ($)		Long- term incentive plans ($)
Dr. William G. Rice	2014	321,493	(1)	N/A	1,868,145	141,217	(1)(3)	Nil	N/A	Nil	2,330,855
Chairman, President and Chief Executive Officer

Mr. Gregory K. Chow	2014	201,573	(1)	N/A	381,345	81,525	(1)(3)	Nil	N/A	Nil	664,443
Senior Vice President and Chief Financial Officer

Mr. Avanish Vellanki	2014	201,573	(1)	N/A	381,345	81,525	(1)(3)	Nil	N/A	Nil	664,443
Senior Vice President and Chief Business Officer

(1)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.09CDN.

(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 120%; (iii) risk free interest rate of 1.5%; and (iv) no dividend yield. The Company has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Company’s consolidated financial statements.

(3)	Annual incentive amounts represent the expected portion of payment that will be made in fiscal 2015 allocated to the transition period. Set objectives will not be evaluated until May 31, 2015.

The following table details the compensation information for the last three fiscal years of the Company, for the Chairman, President and Chief Executive Officer, the Former President and Chief Operating Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Chief Business Officer. The figures are in Canadian dollars.

Name and Principal Position	Year ended May 31	Salary ($)		Share- based awards ($)		Option- based awards(2) ($)	Non-equity incentive plan compensation			Pension value ($)	All other compensation(9) ($)		Total compensation ($)
							Annual incentive plans(8) ($)		Long- term incentive plans ($)
Dr. William G. Rice(3)	2014	266,806	(10)	N/A		1,246,742	454,750	(10)	Nil	N/A	26,839	(10)	1,995,137
Chairman, President and Chief Executive Officer	2013	-		-		-	-		-	-	-		-
	2012	-		-		-	-		-	-	-		-

Dr. Aiping Young (4)(5)	2014	289,971		N/A	(1)	Nil	Nil		Nil	N/A	1,087,929		1,377,900
Former President and Chief Operating Officer	2013	352,937		N/A		443,100	128,416		Nil	N/A	Nil		924,453
	2012	349,334		304,200	(1)	49,500	Nil		Nil	N/A	Nil		703,034

Mr. Gregory K. Chow(6)	2014	125,925	(10)	N/A		690,625	370,381	(10)	Nil	N/A	19,234	(10)	1,206,165
Senior Vice President and Chief Financial Officer	2013	-		-		-	-		-	-	-		-
	2012	-		-		-	-		-	-	-		-

Mr. Avanish Vellanki(7)	2014	125,925	(10)	N/A		690,625	370,381	(10)	Nil	N/A	19,234	(10)	1,206,165
Senior Vice President and Chief Business Officer	2013	-		-		-	-		-	-	-		-
	2012	-		-		-	-		-	-	-		-

(1)	During the year ended May 31, 2012, 65,000 (780,000 pre-consolidation) deferred share units were issued to Dr. Young. The fair value of these deferred share units is marked to market and during the fiscal year ended May 31, 2014 the fair value had increased from $171,600 at May 31, 2013 to $444,600 as at April 30, 2014 resulting in an increase in value of $273,000 during the fiscal year ended May 31, 2014. The 780,000 deferred share units were redeemed by Dr. Young in consideration for 65,000 (780,000 pre-consolidation) Common Shares on April 30, 2014.

(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of between 125 and 135%; (iii) risk free interest rate of between 1 and 3%; and (iv) no dividend yield. The Company has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Company’s consolidated financial statements.

(3)	Dr. Rice was named Chairman of the Board and Chief Executive Officer of the Company on October 28, 2013 and President of the Company on April 10, 2014.

(4)	Dr. Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by Dr. Rice. Dr. Young left the Company on March 18, 2014.

(5)	Pursuant to the provisions of Dr. Young’s termination agreement, 43,750 (525,000 pre-consolidation) unvested options vested as of April 22, 2014, and the total 110,417 (1,325,000 pre-consolidation) vested options held by Dr. Young as of April 22, 2014 will expire on March 18, 2015.

(6)	Mr. Chow was named Chief Financial Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(7)	Mr. Vellanki was named Chief Business Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(8)	During the year one-time bonuses were paid to Named Executive Officers upon the completion of key financing milestones. These amounts were approved by the Board and have been included in the Annual Incentive Plan column.

(9)	Other compensation for Dr. Rice, Mr. Chow and Mr. Vellanki relates to consulting fees paid to Named Executive Officers for services provided prior to employment. Other compensation paid to Dr. Young was pursuant to the provisions of Dr. Young’s termination agreement.

(10)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.07CDN.

Name and Principal Position	7 month transition period ended December 31	Salary ($)		Cash Bonus ($)		Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	All Other Compensation ($)
Dr. William G. Rice	2014	321,493	(1)	141,217	(1)(2)	Nil	396,129	Nil
Chairman, President and Chief Executive Officer

Mr. Gregory K. Chow	2014	201,573	(1)	81,525	(1)(2)	Nil	86,250	Nil
Senior Vice President and Chief Financial Officer

Mr. Avanish Vellanki	2014	201,573	(1)	81,525	(1)(2)	Nil	86,250	Nil
Senior Vice President and Chief Business Officer

(1)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.09CDN.

(2)	Annual incentive amounts represent the expected portion of payment that will be made in fiscal 2015 allocated to the transition period. Set objectives will not be evaluated until May 31, 2015.

Name and Principal Position	Year Ended May 31,	Salary ($)		Cash Bonus(1)(6) ($)		Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	All Other Compensation(7) ($)
Dr. William G. Rice(2)	2014	266,806	(8)	454,750	(8)	Nil	245,833	26,839	(8)
Chairman, President and Chief Executive Officer	2013	-		-		Nil	-	-
	2012	-		-		Nil	-	-

Dr. Aiping Young (3)(5)(6)	2014	289,971		Nil		Nil	Nil	1,377,900
Former President and Chief Operating Officer	2013	352,937		128,416		Nil	83,333	Nil
	2012	349,334		Nil		Nil	27,500	304,200

Mr. Gregory K. Chow(4)	2014	125,925	(8)	370,381	(8)	Nil	106,250	19,234	(8)
Senior Vice President and Chief Financial Officer	2013	-		-		Nil	-	-
	2012	-		-		Nil	-	-

Mr. Avanish Vellanki(5)	2014	125,925	(8)	370,381	(8)	Nil	106,250	19,234	(8)
Senior Vice President and Chief Business Officer	2013	-		-		Nil	-	-
	2012	-		-		Nil	-	-

(1)	Cash bonuses are assessed by the Compensation Committee and approved by the Board based on corporate objectives. Bonuses for the year ended May 31, 2014 were paid in seven months ended December 31, 2014.

(2)	Dr. Rice was named Chairman of the Board and Chief Executive Officer of the Company on October 28, 2013 and President of the Company on April 10, 2014.

(3)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by Dr.. Rice. Dr. Young left the Company on March 18, 2014.

(4)	Mr. Chow was named Chief Financial Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(5)	Mr. Vellanki was named Chief Business Officer on December 2, 2013 and Senior Vice President on April 10, 2014.

(6)	During the year one-time bonuses were paid to Named Executive Officers upon the completion of key financing milestones. These amounts were approved by the Board and have been included in the Cash Bonus column.

(7)	Other compensation for Dr. Rice, Mr. Chow and Mr. Vellanki relates to consulting fees paid to Named Executive Officers for services provided prior to employment. Other compensation paid to Dr. Young was pursuant to the provisions of Dr. Young’s termination agreement.

(8)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.07CDN.

Directors’ Compensation

The following table details the compensation received by each director for the transition period ended December 31, 2014:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Dr. Denis Burger	28,288	nil	nil	nil	nil	nil	28,288
Dr. Bradley Thompson	24,000	nil	nil	nil	nil	nil	24,000
Dr. Brian Underdown(3)	17,750	nil	nil	nil	nil	nil	17,750
Dr. Mark Vincent	22,500	nil	nil	nil	nil	nil	22,500
Mr. Warren Whitehead	25,000	nil	nil	nil	nil	nil	25,000
Dr. Jim Wright(1)	nil	nil	107,860	nil	nil	nil	107,860
Dr. Erich Platzer(2)	nil	nil	nil	nil	nil	nil	nil

Dr. Rice did not receive any compensation for his role as a director of the Company.

(1)	Dr. Wright did not stand for re-election at the Company Annual General Meeting on August 19, 2014. The option-based award expense related to Dr. Wright reflects the incremental value associated with a change in expiry date of his outstanding options.

(2)	Dr. Platzer was appointed to the Board on December 15, 2014.

(3)	Dr. Underdown resigned from the Board on December 15, 2014.

There were no options issued to the directors during the transition period ended December 31, 2014. Compensation for each director consisted of an annual fee of $15,000 and $1,500 per Board meeting attended. Members of the Audit Committee received an annual fee of $8,000 (the Chair of the Audit Committee received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members receive $500 for meetings held via conference call. Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

In January 2015, the Board approved certain changes related to the compensation of directors effective for the fiscal year 2015. As of January 1, 2015, directors will be entitled to an annual fee of $30,000 with no per meeting fees. The lead director will be entitled to an additional annual fee of $30,000. The chair of each committee will be entitled to an annual fee of $10,000 with each committee member receiving an annual fee of $6,000 per committee. Upon appointment to the Board a director will be entitled to an option grant of 10,000 options and each year thereafter an additional grant of 6,000 options.

Directors are entitled to participate in the DSU Plan. None of our directors participated in this plan in the seven months ended December 31, 2014 or the fiscal year ended May 31, 2014.

Management Contracts

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if their employment is terminated by the Company other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki shall be entitled to a payment equivalent to 12 months of their respective annual base salaries at the time of termination (Dr. Rice’s current annual base salary represents US$480,000, Mr. Chow’s current annual base salary represents US$315,000 and Mr. Vellanki’s current annual base salary represents US$315,000), plus an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination. In addition, the employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits will continue to be made for a period of 12 months following termination of their employment.

If the employment agreements are terminated by the Company other than for cause, then all unexercised options then held by each are governed by the terms of the share option plan of the Company (“Share Option Plan”).

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that, in the event their employment with the Company is terminated within three months immediately preceding or 12 months immediately following the consummation of a change of control, each of Dr. Rice, Mr. Chow and Mr. Vellanki would be eligible, subject to certain conditions, to receive a payment equivalent to 18 months of their annual base salaries at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination following a change of control.

The following table sets out the amount that would have been payable to each Named Executive Officer had there been a change of control of the Company on December 31, 2014 and the severance payment that would have been payable to each Named Executive Officer had the Company terminated employment of the Named Executive Officer without cause on December 31, 2014:

Name	Termination Without Cause		Change of Control
Dr. William G. Rice	US$785,000	(1)	US$1,133,000	(2)
Mr. Gregory K. Chow	US$471,000	(1)	US$691,000	(2)
Mr. Avanish Vellanki	US$504,000	(1)	US$725,000	(2)

(1)	This amount represents 12 months of annual base salary at the time of termination, plus an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.

(2)	This amount represents 18 months of annual base salary at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.

Equity Compensation Plans

The following table sets forth certain details as at the end of the transition period ended December 31, 2014 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Shares reflected in Column (a)) (c)		Total options, warrants and rights outstanding and available for grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by Shareholders	1,374,013	11.7%	$$5.95	380,968	3.3%	1,754,981	15%

Share Option Plan

The Share Option Plan was established to advance the interests of Aptose by:

•	providing Eligible Persons (as defined below) with additional incentives;

•	encouraging stock ownership by Eligible Persons;

•	increasing the interest of Eligible Persons in the success of Aptose;

•	encouraging Eligible Persons to remain loyal to Aptose; and

•	attracting new Eligible Persons to Aptose.

The Compensation Committee, as authorized by the Board, administers the Share Option Plan. The maximum total number of Common Shares available for issuance from treasury under the Share Option Plan, together with the DSU Plan, the ACP and any other security based compensation arrangement is 15% of the Company’s issued and outstanding Common Shares at any given time. Any exercise of options pursuant to the Share Option Plan will make new option grants available under the Share Option Plan, provided that the maximum number of Common Shares reserved for issuance collectively under the Share Option Plan, the DSU Plan and the ACP may not exceed 15% of the Company’s issued and outstanding Common Shares at any given time.

Under the Share Option Plan, options may be granted to any executive officer, employee, subsidiary of an executive officer or employee, or consultant or consultant entity (“Eligible Persons”). The exercise price of options granted under the Share Option Plan is established by the Board and will be equal to the closing market price of the Common Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the Share Option Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant. If the date on which an option expires pursuant to an option agreement occurs during, or within 10 days after the last day of, a black out period or other restriction period imposed on the trading of Common Shares by the Company, the expiry date for the option will be the last day of the 10-day period. Options are personal to the participant and a participant may not transfer an option except in accordance with the Share Option Plan.

The Board may, its sole discretion, amend, suspend or terminate the Share Option Plan or any portion of it at any time in accordance with applicable legislation, without obtaining the approval of Shareholders. Any amendment to any provision of the Share Option Plan is subject to any required regulatory or Shareholder approval. The Company is, however, required to obtain the approval of the Shareholders for any amendment related to (i) the maximum number of Common Shares reserved for issuance under the Share Option Plan, and under any other security based compensation arrangements of the Company; (ii) a reduction in the exercise price for options held by insiders of the Company; and (iii) an extension to the term of options held by insiders of the Company.

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable three months after the option holder’s termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Company’s notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

Alternate Compensation Plan

The Company has an alternate compensation plan (“ACP”) which enables Aptose to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of Common Shares. The ACP permits the Company to, in circumstances considered appropriate by the Board, encourage the ownership of equity of the Company by its directors and senior employees (“ACP Participants”), enhance the Company’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Company.

Under the ACP, ACP Participants have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”) by the allotment and issuance from treasury of such number of Common Shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing Common Share price for the five (5) trading days prior to payment date (the “5-day VWAP”). The issue price of Common Shares issued under the ACP is the 5-day VWAP. Upon ceasing to be an ACP Participant, such ACP Participant will no longer be eligible to receive Common Shares under the ACP and any amounts owing to such ACP Participant shall be paid without reference to the ACP Participant.

The maximum number of Common Shares reserved for issuance under the ACP, when combined with the Share Option Plan and the DSU Plan, shall not exceed 15% of the Company’s issued and outstanding Common Shares at any given time.

There have been nil Common Shares issued under the ACP during the seven months ended December 31, 2014. Since December 31, 2014, there have been nil Common Shares issued under the ACP.

The Board may, at any time and from time to time, amend, suspend or terminate the ACP without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange. Notwithstanding the foregoing, the Board may not, without the approval of the shareholders, make amendments to the ACP to increase the maximum number of Common Shares issuable under the ACP, or to amend the provisions regarding Shareholder approval.

Deferred Share Units Plan

The Company adopted the DSU Plan which provides that participating directors and senior officers (“DSU Participants”) may elect to receive either a portion or all of the remuneration to be received from the Company in deferred share units. Such remuneration includes all amounts payable in cash or Common Shares (subject to election otherwise under the DSU Plan) to a DSU Participant by the Company or a subsidiary of the Company in respect of the services provided to the Company or subsidiary by the DSU Participant in any calendar year, including (a): in the case of a director, without limitation, (i) annual Board or committee of the Board or advisory retainer fees, (ii) fees for attending meetings of the Board or a committee of the Board and (iii) fees for serving as chairman or chairwoman of any committee of the Board, but, for greater certainty, excluding amounts payable to a DSU Participant as a reimbursement for expenses incurred in attending meetings; and (b): in the case of a senior officer, without limitation, those services for which a salary or cash bonus would normally be paid, provided that the relevant performance criteria which serve as a basis for the granting of such bonuses have been met.

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

A DSU Participant who has retired, resigned or has been terminated without cause from all positions with the Company and any subsidiary of the Company may redeem the deferred share units credited to the DSU Participant’s account. Subject to the approval of the Compensation Committee, the DSU Participant may indicate what portion of the payment is to be paid in cash and what portion is to be paid in Common Shares. A DSU Participant who has been terminated with cause may not redeem the deferred share units held by that DSU Participant and those deferred share units so held will be deemed cancelled as of the date of termination of the DSU Participant.

The maximum number of Common Shares reserved for issuance under the DSU Plan, when combined with the Share Option Plan and the ACP, shall not exceed 15% of the Company’s issued and outstanding Common Shares at any given time.

During the period from June 1, 2014 to December 31, 2014, nil deferred share units were outstanding under the DSU Plan. Since December 31, 2014, there have been nil deferred share units issued under the DSU Plan.

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

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (“ESPP”), the purpose of which is to assist the Company in retaining the services of its employees, securing and retaining the services of new employees and providing incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company and its affiliates may purchase Common Shares on the stock market at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Company or an affiliate of the Company for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Common Shares under the ESPP.

During the transition period ended December 31, 2014, under the ESPP, Named Executive Officers, as a group, and employees did not purchase any Common Shares pursuant to the ESPP. Since December 31, 2014, there have been no Common Shares purchased pursuant to the ESPP.

Option Grants During The Seven Months Ended December 31, 2014

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the seven months ended December 31, 2014:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. William G. Rice	396,129	66%	$5.70	$5.70	June 16, 2024
Chairman, President and
Chief Executive Officer

Mr. Gregory K. Chow	22,083	4%	$5.70	$5.70	June 16, 2024
Senior Vice President and	64,167	11%	$5.22	$5.22	July 18, 2024
Chief Financial Officer

Mr. Avanish Vellanki	22,083	4%	$5.70	$5.70	June 16, 2024
Senior Vice President and	64,167	11%	$5.22	$5.22	July 18, 2024
Chief Business Officer

Incentive Compensation Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2014:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. William G. Rice Chairman, President and Chief Executive Officer	35,417 65,136 5,281 140,000 396,129	3.48 7.32 6.96 6.00 5.70	Oct 27, 2023 Dec 10, 2023 Jan 29, 2024 Apr 10, 2024 June 16, 2024	120,064 Nil Nil 121,800 463,471	Nil	Nil	Nil

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	35,417 35,417 35,417 22,083 64,167	9.36 7.32 6.00 5.70 5.22	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024 June 16, 2024 July 18, 2024	Nil Nil 30,813 25,837 105,876	Nil	Nil	Nil

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	35,417 35,417 35,417 22,083 64,167	9.36 7.32 6.00 5.70 5.22	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024 June 16, 2024 July 18, 2024	Nil Nil 30,813 25,837 105,876	Nil	Nil	Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on December 31, 2014 at the end of the fiscal year ($6.87), and the exercise price of the options.

Aggregated Option/SAR Exercises During the Seven Months Ended December 31, 2014

and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2014 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2014 ($) Exercisable/Unexercisable

Dr. William G. Rice Chairman, President and Chief Executive Officer	nil	nil	67,985/573,978	120,064/585,271

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	nil	nil	69,329/123,172	6,847/155,678

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	nil	nil	69,329/123,172	6,847/155,678

C.	Board practices.

Aptose is authorized to have a board of at least one director and no more than ten. Aptose currently has six directors. Directors are elected for a term of approximately one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. For the dates our current directors assumed their directorships, see Item 6.A. – “Directors and Senior Management” above.

Each officer serves at the discretion of the Board or until an earlier resignation or death. There are no family relationships among any of our directors or officers.

Our non-management directors have no service contracts with us or our subsidiaries that provide for benefits upon termination of employment. See “—Management Contracts” above for a summary of key employment agreements.

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

The members of these committees during the seven months ended December 31, 2014 were as follows:

Audit Committee	Denis Burger, Brian Underdown, Warren Whitehead
Nominating and Corporate Governance Committee:	Bradley Thompson, Mark Vincent
Compensation Committee:	Denis Burger, Brian Underdown

On December 15, 2014 Brian Underdown resigned from the Board and also from the Audit Committee and Compensation Committee. On January 16, 2015 Bradley Thompson was appointed to the Audit Committee and Erich Platzer was appointed to the Compensation Committee.

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. The Compensation Committee is currently comprised of independent Board members Dr. Burger and Dr. Underdown. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met 3 times during the period from June 1, 2014 until December 31, 2014.

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

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to the Share Option Plan, the DSU Plan, the ACP, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

Aptose’s executive compensation program is designed to:

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

Base Salary — Initial Share Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Aptose to attract and retain executive officers that can effectively contribute to the long-term success of the Company. Base salary for each executive officer is determined by the individual’s skills, abilities, experience, past performance and anticipated future contribution to the success of Aptose. The members of the Compensation Committee use their knowledge of the industry and of industry trends to assist with the determination of an appropriate compensation package for each executive officer. In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted share options on the commencement of employment with Aptose in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Aptose is to motivate our executive officers to achieve specified performance objectives for 2014 and to reward them for their achievement in the event that those objectives are met. Each year, the Compensation Committee approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options, to reward extraordinary individual performance.

For each executive officer, during the seven months ended December 31, 2014, the annual cash bonuses ranged from 40% to 45% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers (as defined hereinafter), are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan

The role of long-term compensation incentives at Aptose is to reward an executive’s contribution to the attainment of Aptose’s long-term objectives, align an executive’s performance with the long-term performance of Aptose and to provide an additional incentive for an executive to enhance shareholder value. Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the grant of share options under our Share Option Plan.

The number of options granted for certain executives of Aptose for the seven months ended December 31, 2014 was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Common Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Common Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grant of options.

The granting of options to Named Executive Officers is included in the Summary Compensation Table in the year in which they are earned.

Performance Metrics

The performance of the Named Executive Officers for the seven months ended December 31, 2014 was measured with respect to the following objectives:

1)	Initiate APTO-253 Phase Ib Clinical trial and manage patient enrollment ;

2)	Company rebranding and NASDAQ listing;

3)	Further strengthening of the management team;

4)	Other corporate objectives.

Each of the above objectives is weighted at 30%, 20%, 20% and 30% respectively in relation to assessment of satisfaction of overall corporate objective s and determination of any general corporate bonuses. As this is a transition period, the measurement period of these corporate objectives carries into fiscal 2015 and were not measured as of December 31, 2014. Incentive compensation related to the attainment of these objectives will be paid in fiscal 2015.

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

Risk Assessment of Compensation

The implications of the risks associated with the Company’s compensation practices were not considered by the Board or a committee of the Board.

Audit Committee

The charter of our Audit Committee is attached as Exhibit 11.2. The current members of the Audit Committee are Bradley Thompson, Denis Burger and Warren Whitehead. Bradley Thompson was appointed to the Audit Committee on January 16, 2015 following Brian Underdown’s resignation from the Audit Committee on December 15, 2014. Mr. Warren Whitehead is the Chairman of the Audit Committee and has been considered to be the Financial Expert. Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Thompson, Underdown, Burger and Whitehead are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation. Mr. Burger, in his previous position as Chairman and Chief Executive Officer of AVI Biopharma, is educated and experienced in reading and analyzing financial statements. Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies. Dr. Thompson has experience reading and interpreting financial statements through his role as Chairman and CEO of a publicly listed biotechnology company as well as through his extensive experience serving on various company boards.  Mr. Underdown, in his position of Managing Director at Lumira Capital Investment Management, is educated and experienced in reading and analysing financial statements. Mr. Underdown also sits on the board of directors of several other publicly listed entities. Mr. Whitehead is a CPA (CMA) and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc. Additionally, we believe that Mr. Underdown, Mr. Thompson, Mr. Whitehead and Mr. Burger qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

Audit Committee Mandate

The Audit Committee’s mandate is to assist the Board in fulfilling its oversight responsibilities. In particular, the Audit Committee:

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

As at December 31, 2014, we employed 18 full-time persons and 3 part-time people in research and drug development and administration activities. Among our employees, 2 hold Ph.Ds, 1 holds a DVM degree and numerous others hold degrees and designations such as MSc, BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Aptose’s share option and alternate compensation plans.

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

The following table sets forth information regarding beneficial ownership of our Common Shares as of December 31, 2014, with respect to our Named Executive Officers and also with respect to our executive officers and directors individually and as a group.

				Options to Purchase Common Shares
	Number of Common Shares	Total Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding(+)	Number of Underlying Common Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range- Year)
Dr. William Rice	-	-	-	641,963	$3.48-7.32	2023-2024
Mr. Gregory Chow	-	-	-	192,501	$5.22-9.36	2023-2024
Mr. Avanish Vellanki	-	-	-	192,501	$5.22-9.36	2023-2024
Dr. Denis Burger	8,499	-	0.1%	13,334	$2.16-6.00	2021-2024
Dr. Bradley Thompson	-	-	-	3,750	$6.00	2024
Dr. Erich Platzer	-	-	-	-	-	-
Dr. Mark Vincent	-	500	0.0%	7,083	$2.16-6.00	2021-2024
Mr. Warren Whitehead	-	-	-	5,500	$2.16-6.00	2021-2024

All directors and executive officers as a group	8,499	500	0.1%	1,056,632	$2.16-9.36	2021-2024

(+) calculated on a partially diluted basis excluding options.

See Item 6.B for a description of arrangements pursuant to which employees may become involved in the capital of Aptose.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 5% or more of the outstanding Common Shares, other than those discussed below.

Approximately 63% of our ordinary Common Shares are held in Canada, and there are 294 record holders of our Common Shares in Canada and 83 record holders in the United States. All of our shareholders have equal voting rights.

The following table is based upon information supplied by officers, directors and principal Stockholders and Schedules 13D and 13G filed with the SEC.

Name of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Franklin Resources Inc.	1,416,666	(3)	12.0%
Cormorant Global Healthcare Master Fund LP	1,083,333	(4)	9.2%
Pinetree Capital	874,300	(2)	7.4%

(1) Based on 11,767,719 Common Shares outstanding as of March 3, 2015.

(2) This information is based solely on a Schedule 13G filed with the SEC on February 13, 2015.

(3) This information is based solely on a Schedule 13G filed with the SEC on February 6, 2015.

(4) This information is based solely on a Schedule 13G filed with the SEC on April 14, 2014 and has been adjusted to reflect the 12 to 1 Reverse Stock Split effective October 1, 2014.

B.	Related party transactions.

There were no related party transactions in the seven month transition period ended December 31, 2014.

Certain related parties participated in the June 2013 private placement described above. Directors and officers, including former president and chief operating officer Dr. Aiping Young, former director Dr. Jim Wright and current director Dr. Mark Vincent, acquired an aggregate of $68,000 of the promissory notes. A company related to Mr. Hebert Abramson, a former director of the Company, acquired $250,000 of the promissory notes and Mr. Inwentash a former related party of the Company by virtue of having exercised control or direction over more than 10% of the issued and outstanding Common Shares of the Company, acquired $100,000 of the promissory notes. These promissory notes were repaid by the Company in April 2014.

In the September 2013 convertible promissory note private placement described above, a company related to Mr. Abramson, a former director of Aptose, acquired $100,000 of the promissory notes; Mr. Inwentash acquired $150,000 of the promissory notes; and Sprott Asset Management, which then held more than 10% of the Common Shares of Aptose and the ability to acquire control of more than 20% of the Common Shares of Aptose, acquired $112,000 of the promissory notes.

Mr. Inwentash participated in the December 2013 Common Share public offering described above and acquired an aggregate of 1,820,000 Common Shares in that offering and an aggregate of 1,300,000 Common Shares in the April 2014 public offering described above.

Executive Contracts

On October 25, 2013, the Company entered into an executive employment agreement with William G. Rice, Ph.D., in connection with his appointment as Chief Executive Officer and Chairman of the Board of the Company. On August 19, 2014, the Company entered into an amended executive employment agreement with William G. Rice, Ph.D.

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

The employment agreements of each of Dr. Rice, Mr. Chow and Mr. Vellanki also provide for the grant of options to purchase Common Shares of the Company, at an exercise price equal to the fair market value of the shares on the dates of grant.  In connection with the execution of his executive employment agreement, Dr. Rice received an initial grant of a fully vested option to purchase 35,417 (425,000 pre-consolidation) Common Shares at an exercise price equal to the fair market value of the Common Shares on the date of grant.  Pursuant to the terms of his executive employment agreement, upon satisfaction of the conditions in his agreement, Dr. Rice received additional grants of options to purchase 5,281 (63,367 pre-consolidation), 65,136 (781,633 pre-consolidation) and 140,000 (1,680,000 pre-consolidation) Common Shares on December 10, 2013, January 29, 2014 and April 10, 2014, respectively, at exercise prices equal to the fair market value of the Common Shares on the dates of grant.  The options vest in accordance with the Company’s standard three year vesting term, at a rate of 50% of the shares subject to the option vest on the one-year anniversary of the date of grant and 25% vest on each one-year anniversary thereafter.

In addition to the option grants to Mr. Chow and Mr. Vellanki described below, Mr. Chow and Mr. Vellanki each received two additional grants of options to purchase 35,417 (425,000 pre-consolidation) Common Shares pursuant to the terms of their respective executive employment agreements, on December 10, 2013 and April 10, 2014.  Of the 35,417 (425,000 pre-consolidation) options granted on December 10, 2013 to Mr. Chow and Mr. Vellanki, 16,667 (200,000 pre-consolidation) vested immediately and the remaining 18,750 (225,000 pre-consolidation) options vest 50% after one year, 25% after two years and 25% after three years from the date of grant. The options granted in April 10, 2014 vest in equal monthly installments over 36 months from the date of grant.

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki also provide that, in the event of a change of control (as defined in the agreements), each of Mr. Chow and Mr. Vellanki would be eligible to receive a payment equivalent to 18 months of their respective annual base salaries at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination following a change of control.

Prior to the Company entering into the executive employment agreements with Mr. Chow and Mr. Vellanki, Aptose entered into a consulting agreement with each of Mr. Chow and Mr. Vellanki, on November 4, 2013.  Pursuant to the consulting agreements, Mr. Chow provided services to the Company as acting Chief Financial Officer prior to the date of his executive employment agreement and Mr. Vellanki provided services as acting Chief Business Officer prior to the date of his executive employment agreement.  Mr. Chow and Mr. Vellanki each were compensated at the monthly rate of $20,833 for their services and each were granted a fully vested option to purchase 35,417 (425,000 pre-consolidation) Common Shares at an exercise price equal to the fair market value of the shares on the date of grant.

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

On January 16, 2015, 108,000 options were granted to members of the Board of Directors and the Scientific Advisory Board of the Company at an exercise price of $6.77. The options vest over a three year term and have a contractual life of ten years.

On January 20, 2015, $50 thousand of the outstanding convertible promissory notes were converted into 13,888 Common Shares of the Company.

On February 12, 2015, 8,333 outstanding warrants were exercised into an equal number of Common Shares of the Company.

In addition, subsequent to the seven months ended December 31, 2014 up until the date hereof, 45,625 outstanding options were exercised into an equal number of Common Shares of the Company.

We announced on January 13, 2015 that we had dosed the first patient in the Phase Ib dose-escalation study. We anticipate providing a potential update on the dose-escalation study during the summer of 2015, completing enrollment of the Phase Ib dose-escalation study by late-2015 or the first half of 2016, starting the single agent expansion cohort studies for this study in 2016 and starting Phase II combination studies in 2016.

Item 9.	The Offer and Listing

Not applicable, except for Item 9.A.4. and Item 9.C.

A.	Offer and listing details.

Price Range of Common Stock and Trading Markets

Our Common Shares, without par value, are currently listed on the TSX under the symbol “APS” and NASDAQ under the symbol “APTO.” The following table sets out the price ranges and trading volumes of our Common Shares on the TSX for the periods indicated below.

	TSX (CDN$ and adjusted for post-consolidation)
Five most recent full fiscal years:	High	Low
Seven Months ended December 31, 2014(1)	9.14	4.80
Year ended May 31, 2014	12.48	2.04
Year ended May 31, 2013	7.68	2.28
Year ended May 31, 2012	8.64	1.92
Year ended May 31, 2011	30.60	8.16
Year ended May 31, 2010	46.80	21.60

Seven months ended December 31, 2014	9.14	4.80
Three months ended December 31, 2014	9.14	5.20
Four months ended September 30, 2014	6.84	4.80

Year ended May 31, 2014	12.48	2.04
Quarter ended May 31, 2014	9.24	5.16
Quarter ended February 28, 2014	10.56	5.88
Quarter ended November 30, 2013	12.48	2.16
Quarter ended August 31, 2013	2.88	2.04

Year ended May 31, 2013	7.68	2.28
Quarter ended May 31, 2013	3.60	2.28
Quarter ended February 29, 2013	5.40	2.64
Quarter ended November 30, 2012	5.76	2.40
Quarter ended August 31, 2012	7.68	3.84

Most recent six months:
February 2015	6.64	5.00
January 2015	7.20	5.77
December 2014	8.30	6.34
November 2014	8.50	6.81
October 2014	9.14	5.20
September 2014	6.84	5.28

The following table sets out the price ranges and trading volumes of our Common Shares on NASDAQ following the initial listing on October 23, 2014.

	NASDAQ (US$ and adjusted for post-consolidation)
Period	High	Low
October 23, 2014 to December 31, 2014	7.75	5.63
December 2014	7.29	5.63
November 2014	7.40	6.51
October 2014	7.75	6.55

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the issue.

Not applicable.

Item 10.	Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We are incorporated pursuant to the laws of Canada (Corporation Number: 6650309). Our articles of incorporation (“Articles”) and by-laws provide no restrictions as to the nature of our business operations. Under Canadian law, a director must inform us, at a meeting of the Board, of any interest in a material contract or proposed material contract with us. Directors may not vote in respect of any such contracts made with us or in any such contract in which a director is interested, and such directors shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) a contract relating primarily to their remuneration as a director, officer, employee or agent of the Corporation or affiliate, (ii) a contract for their indemnity or insurance as permitted under the Canada Business Corporations Act, or (iii) a contract with an affiliate.

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

Holders of outstanding Common Shares are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of Common Shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock, including any surplus available after such event of liquidation, dissolution or winding up of the affairs of the Company. Holders of outstanding Common Shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 11,699,873 Common Shares issued and outstanding at December 31, 2014.

Common Shares Eligible for Future Sale

Future sales of substantial amounts of our Common Shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our Common Shares and could impair our future ability to raise capital through an offering of our equity securities.

As at March 3, 2015, the Company had 11,767,719 Common Shares issued and outstanding. In addition, as of March 3, 2015 there were 1,436,388 Common Shares issuable upon the exercise of outstanding options to purchase an equal number of Common Shares at a weighted average price per share of $5.68, 107,640 Common Shares issuable upon the conversion of outstanding promissory notes and 200,625 Common Shares issuable upon the exercise of Common Share purchase warrants. Of these warrants 88,438 are priced at $5.40 and expire in August 2016, 39,000 are priced at $3.00 and expire in June 2015 and 73,198 are priced at $6.60 and expire in December 2015.

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

1.	Lease of premises between the Company and 565991 Ontario Limited, dated July 27, 2001, as amended through March 31, 2015.

2.	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013 and the Amendment dated August 19, 2014.

3.	Executive Employment Agreement between the Company and Gregory K. Chow, dated November 29, 2013.

4.	Executive Employment Agreement between the Company and Avanish Vellanki, dated November 29, 2013.

5.	Form of Warrant issued in connection with the June 2012 private placement.

6.	Form of Promissory Note and Warrant Agreement issued June 19, 2013.

7.	Form of Convertible Promissory Note issued September 26, 2013.

8.	Underwriting Agreement dated November 22, 2013 in connection with the December 2013 public offering.

9.	Underwriting Agreement dated March 27, 2014 in connection with the April 2014 public offering.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is limited to certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold Common Shares as capital assets. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power or value) of our Common Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

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

The U.S. dollar value of any distribution on the Common Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars at that time. If the Canadian dollars received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt (or deemed receipt). Any gain or loss on a subsequent conversion or other disposition of such Canadian dollars by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Passive Foreign Investment Company Considerations

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the items of gross income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) are taken into account.

We believe we were a PFIC for our taxable year ended December 31, 2014. Based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our taxable year ending December 31, 2015 and may be a PFIC in subsequent tax years. However, the determination of our PFIC status is made annually after the close of each taxable year and it is difficult to predict before such determination whether we will be a PFIC for any given taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. No assurance can be provided regarded our PFIC status, and neither we nor our United States counsel expresses any opinion with respect to our PFIC status for the taxable year ended December 31, 2014 or for any other taxable year.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Common Shares, and net gains from the disposition of the Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF election will be required to recalculate its basis in the Common Shares excluding QEF election basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEF election held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF election income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A US HOLDER. EACH US HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder of Common Shares of the Company who, for purposes of the Tax Act and at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) Common Shares in carrying on a business in Canada, deals at arm’s length with and is not affiliated with the Company and holds Common Shares as capital property (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “US Treaty”), as amended, the dividend withholding tax rate is generally reduced to 15% in respect of a dividend paid or credited to a Holder beneficially entitled to the dividend who is resident in the U.S. for purposes of the US Treaty and whose entitlement to the benefits of the US Treaty is not limited by the limitation of benefits provisions of the US Treaty. Holders are urged to consult their own tax advisors to determine their entitlement to relief under the US Treaty or any other applicable tax treaty as well as their ability to claim foreign tax credits with respect to any Canadian withholding tax, based on their particular circumstances.

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

In general, provided the Common Shares are listed on a “designated stock exchange” (which currently includes the TSX) at the date of the disposition, the Common Shares will only constitute “taxable Canadian property” of a Holder if, at any time within the 60-month period preceding the disposition: (i) such Holder, persons with whom the Holder did not deal at arm's length, partnerships in which the Holder or a person with whom the Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class or series of the Company’s capital stock, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, and (D) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (ii)(A) to (C), whether or not the property exists. However, and despite the foregoing, in certain circumstances the Common Shares may be deemed to be “taxable Canadian property” under the Tax Act.

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
Aptose Biosciences Inc.
2 Meridian Road
Toronto, Ontario M9W 4Z7
Canada
Phone (416) 798-1200
Fax (416) 798-2200

I.	Subsidiary information.

Aptose has two subsidiaries: NuChem, a company incorporated under the laws of Ontario, Canada, and Aptose USA, a company incorporated under the laws of Delaware, USA. Aptose owns 80% of the issued and outstanding voting share capital of NuChem and 100% of the issued and outstanding voting share capital of Aptose USA. NuChem has limited activity and the non-controlling interest is not material to the consolidated financial statements of the Company. Aptose USA was incorporated in April 2014 and did not have any activity during the transition period ended December 31, 2014.

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

Exchange Rate Sensitivity

The functional currency of the Company is the Canadian dollar. The Company does not have significant cash balances in any foreign currencies, does not generally invest in marketable securities denominated in currencies other than Canadian dollars and does not have revenue sources denominated in foreign currencies as of December 31, 2014. The Company has employment contracts, including Executive employment contracts which are denominated in U.S. dollars as well as contracts to provide clinical trial services which are denominated in U.S. dollars. A decrease in the value of the Canadian dollar increases the costs associated with these contracts. Any foreign exchange gains and losses are included in the determination of gain or loss for the relevant period.

Limitations

The above discussion includes only those exposures that exist as of December 31, 2014, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See Item 3.D.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures.

As of the end of the seven months ended December 31, 2014, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer. Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that transition period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2014. In management’s opinion, our internal control over financial reporting is effective as of December 31, 2014. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework of 1992 to evaluate the effectiveness of our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

(c)	Attestation report of the independent registered public accounting firm.

Because we are a non-accelerated filer under the rules of the SEC, this Transition Report is not required to include, and does not include, an attestation report of our independent registered public accounting firm with respect to our internal control over financial reporting.

(d)	Changes in internal control over financial reporting.

There has been no change in our internal control over financial reporting during the period covered by this Transition Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Warren Whitehead, a director of the Company and the chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” within the meaning of applicable NASDAQ rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as such term is defined in Form 20-F, which applies to all of our officers, directors, employees and consultants. A copy of the code of ethics is available, without charge, upon written request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario M9W 4Z7, Canada. There were no amendments to, or waivers granted under, our code of ethics during the seven months ended December 31, 2014.

Item 16C.	Principal Accountant Fees and Services

KPMG LLP has served as our principal independent external auditor since October 1994. The total fees billed to us for professional services provided by KPMG LLP for the seven months ended December 31, 2014 and the fiscal year ended May 31, 2014 are as follows:

	Seven Months Ended December 31, 2014	Fiscal Year Ended May 31, 2014
Audit Fees	$157,440	$388,676
Audit-Related Fees	$-	$-
Tax Fees	$36,015	$-
All Other Fees	$-	$-
Total	$193,455	$388,676

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and 20-F filing with the SEC and for any other professional services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. Tax fees related to tax planning advice provided with respect to intellectual property and US operations.

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

No services were provided by KPMG LLP under a de minimus exemption for the seven months ended December 31, 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

On October 23, 2014, we listed our Common Shares for trading on NASDAQ.  Section 5615(a)(3) of the NASDAQ Marketplace Rules permits NASDAQ to grant exemptions to a foreign private issuer for the provisions of the Rule 5600 series and Rule 5250 (d).  We are organized under the laws of Canada and our Common Shares are listed for trading on the TSX.  We comply with the laws of Canada and rules and regulations of the TSX, including rules related to corporate governance practices.  A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to the NASDAQ Marketplace Rules is as follows:

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

The foregoing is consistent with the laws, customs and practices in Canada and the rules of the TSX.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The consolidated financial statements of Aptose Biosciences Inc. are attached as follows:

Item 19.	Exhibits.

See the Exhibit Index below.

63

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

APTOSE BIOSCIENCES INC.

By:	/s/ William G. Rice
Name: William G. Rice, PhD
Title: Chairman and Chief Executive Officer

Date: March 3, 2015

By:	/s/ Gregory K. Chow
Name: Gregory K. Chow
Title: Chief Financial Officer

Date: March 3, 2015

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Articles of Incorporation
1.2*	Articles of Arrangement
1.3^^^	Certificate of Amendment
1.4*	By-law #2 of the Registrant
2.11+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company
2.24+	Share Purchase Warrant related to the June 2012 Private Placement
2.25^	Form of Promissory note and Warrant issued June 19, 2013
2.26^	Form of Convertible Promissory note issued September 26, 2013
2.27^	Underwriting Agreement dated November 22, 2013 in connection with the December 2013 public offering
2.28^	Underwriting Agreement dated March 27, 2014 in connection with the April 2014 public offering
4.1#	Security Based Compensation Plans as amended March 27, 2014
4.2+++	Form of Officer and Director Indemnity Agreement
4.3++	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach
4.4##^^	Non-Exclusive License Agreement dated May 1, 2012 between the Company and Genentech, Inc.
4.5+	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company
4.8**	Lease of Premises between the Company and 565991 Ontario Limited, dated July 27, 2001.
4.8.1^	2005 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited
4.8.2^	2008 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited
4.8.3^	2011 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited
4.8.4^	2013 Amendment to July 27, 2001 Lease of Premises between the Company and 565991 Ontario Limited
4.9^	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013
4.9a	Amendment to the Employment agreement between the Company and Dr. William G. Rice dated August 19, 2014.
4.9.1^	Executive Employment Agreement between the Company and Gregory K. Chow, dated November 29, 2013
4.9.2^	Executive Employment Agreement between the Company and Avanish Vellanki, dated November 29, 2013
8.1#	List of subsidiaries
11.1 11.2	Code of Business Conduct and Ethics. Audit Committee Charter
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Management Discussion and Analysis for the seven months ended December 31, 2014

*	Incorporated by reference to File 0-32001, Form 6-K, filed with the SEC on November 19, 2007.

**	Incorporated by reference to File 000-19763, Form 20-F, filed with the SEC on December 16, 2002.

+	Incorporated by reference to File 1-32001, Form 6-K, filed with the SEC on September 4, 2007.

++	Incorporated by reference to File 0-19763, Registration Statement on Form 20-FR, filed with the SEC on March 4, 1992.

+++	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, filed with the SEC on November 29, 2007.

^	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, filed with the SEC on May 16, 2014.

^^	Confidential treatment has been obtained for portions of this document, which have been omitted and filed separately with the SEC.

^^^	Incorporated by reference to File 1-32001, Form 6-K, filed with the SEC on September 2, 2014.

#	Incorporated by reference to File 1-32001, Form 20-F, Annual Report, filed with the SEC on July 30, 2014

##	Incorporated by reference to File 1-32001, Form 20-F/A, Annual Report, filed with the SEC on January 11, 2013.

Consolidated Financial Statements of

aptose biosciences INC.

Seven month period ending December 31, 2014,

Years ended May 31, 2014 and 2013

INDEPENDENT auditors’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptose Biosciences Inc.

We have audited the accompanying consolidated financial statements of Aptose Biosciences Inc., which comprise the consolidated statements of financial position as of December 31, 2014 and May 31, 2014, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the seven-month period ended December 31, 2014 and for each of the years in the two-year period ended May 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aptose Biosciences Inc. as of December 31, 2014 and May 31, 2014, and its consolidated financial performance and its consolidated cash flows for the seven-month period ended December 31, 2014 and for each of the years in the two-year period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

March 3, 2015

Toronto, Canada

Aptose biosciences Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	December 31,	May 31,
	2014	2014

Assets

Current assets:
Cash and cash equivalents (note 4(a))	$14,365	$19,367
Investments (note 4(b))	16,180	11,019
Prepaid expenses and other assets	855	495
Total current assets	31,400	30,881

Non-current assets:
Equipment and intangibles (note 5)	200	18
Total non-current assets	200	18

Total assets	$31,600	$30,899

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$256	$649
Accrued liabilities (note 14)	1,662	1,283
Convertible promissory notes (note 7)	410	-
Total current liabilities	2,328	1,932

Long term liabilities:
Convertible promissory notes (note 7)	-	528
Total long term liabilities	-	528

Shareholders' equity:
Share capital (note 9):
Common shares	221,259	212,938
Equity portion of convertible promissory notes (note 7)	64	88
Stock options (notes 9(e) and 10)	4,078	2,658
Contributed surplus (note 9(d))	21,653	21,410
Warrants (note 9(c))	501	1,857
Deficit	(218,283)	(210,512)
Total shareholders' equity	29,272	28,439

Total liabilities and shareholders' equity	$31,600	$30,899

See accompanying notes to consolidated financial statements.

Commitments, contingencies and guarantees (Note 14)

Subsequent events (Note 16)

On behalf of the Board:

“Warren Whitehead”	Director

“Bradley Thompson”	Director

APTOSE Biosciences Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for per common share data)

7 month period ended December 31, 2014 and 12 month periods ended May 31, 2014 and 2013

	7 months ended	12 months ended May 31,
	December 31, 2014	2014	2013

Revenue	$–	$–	$–

Expenses:
Research and development (notes 6 and 12)	2,404	3,015	3,317
General and administrative (note 12)	5,588	7,355	2,272
Operating expenses	7,992	10,370	5,589

Finance expense (note 11)	58	259	6
Finance income	(279)	(76)	(30)
Net finance (income) expense	(221)	183	(24)

Net loss and total comprehensive loss for period	$(7,771)	$(10,553)	$(5,565)

Basic and diluted loss per common share	$(0.67)	$(2.02)	$(1.58)

Weighted average number of common shares outstanding used in the calculation of (in thousands) (note 9):
Basic and diluted loss per common share	11,605	5,216	3,521

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars)

7 months ended December 31, 2014 and years ended May 31, 2014 and 2013

	Share	Stock		Contributed	Equity portion
	capital	options	Warrants	surplus	of debt	Deficit	Total

Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439
Exercise of warrants (note 9(c))	7,814	-	(1,166)	-	-	-	6,648
Exercise of stock options	345	(162)	-	-	-	-	183
Conversion of promissory notes (note 7)	162	-	-	8	(24)	-	146
Expiry of warrants	–	–	(190)	190	–	–	–
Stock-based compensation (note 10)	–	1,627	–	–	–	–	1,627
Expiry of stock options	–	(45)	–	45	–	–	–
Net loss for the period	–	–	–	–	–	(7,771)	(7,771)
Balance, December 31, 2014	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

Balance, June 1, 2013	$174,522	$1,018	$2,421	$21,217	$–	$(199,959)	$(781)
Issuance of common shares (note 9(b)(ii))	6,927	–	350	–	–	–	7,277
Issuance of common shares (note 9(b)(i))	25,584	-	-	-	-	-	25,584
Issuance of warrants (note 9(b)(iii))	–	–	75	–	–	–	75
Issuance of convertible notes (note 7)	–	–	–	–	88	–	88
Exercise of warrants (note 9(c))	5,422	-	(964)	-	–	–	4,458
Exercise of options and DSU’s (note 9(g))	483	(18)	-	-	-	-	465
Expiry of warrants	–	–	(25)	25	–	–	–
Stock-based compensation (note 10)	–	1,826	–	–	–	–	1,826
Cancellation and forfeiture of stock options	–	(168)	–	168	–	–	–
Net loss for the year	–	–	–	–	–	(10,553)	(10,553)
Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439

Balance, June 1, 2012	$170,036	$535	$609	$21,186	$–	$(194,394)	$(2,028)
Issuance of units (note 9(b)(iv))	4,263	–	1,855	–	–	–	6,118
Exercise of warrants (note 9(c))	223	–	(43)	–	–	–	180
Stock-based compensation (note 10)	–	514	–	–	–	–	514
Forfeiture of stock options	–	(31)	–	31	–	–	–
Net loss for the year	–	–	–	–	–	(5,565)	(5,565)
Balance, May 31, 2013	$174,522	$1,018	$2,421	$21,217	$–	$(199,959)	$(781)

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	7 months ended	12 months ended May 31,
	December 31, 2014	2014	2013

Cash flows from operating activities:
Net loss for the year	$(7,771)	$(10,553)	$(5,565)
Items not involving cash:
Stock-based compensation	1,627	1,826	514
Depreciation and amortisation	22	21	38
Finance income	(279)	(76)	(30)
Finance expense	58	259	6
Other	-	1	-
Change in non-cash operating
working capital (note 11)	(374)	(14)	(52)
Cash used in operating activities	(6,717)	(8,536)	(5,089)

Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9(b)(i) and (ii))	-	32,861	6,118
Exercise of warrants, options and DSU’s (note 9)	6,831	4,923	180
Issuance of convertible notes	-	600	-
Debt issuance costs	-	(40)	-
Issuance of promissory notes and loans	-	1,068	-
Repayment of promissory notes and loans	-	(1,068)	(900)
Interest paid on notes and loans	(30)	(129)	(6)
Cash provided by financing activities	6,801	38,215	5,392

Cash flows from investing activities:
Acquisition of investments	(5,161)	(11,019)	-
Purchase of equipment	(204)	(22)	-
Interest received	279	76	30
Cash (used in) provided by investing activities	(5,086)	(10,965)	30

Increase (decrease) in cash and cash equivalents	(5,002)	18,714	333

Cash and cash equivalents, beginning of year	19,367	653	320

Cash and cash equivalents, end of year	$14,365	$19,367	$653

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

1.	Reporting entity:

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

Aptose changed its name from Lorus Therapeutics Inc. effective August 28, 2014.

Effective July 17, 2014 the Company changed its fiscal year end from May 31 to December 31. As a result of that change the current reporting fiscal period is for the seven months ended December 31, 2014 while the prior year comparative periods are for the twelve months ended May 31, 2014 and 2013, and therefore are not directly comparable to the current seven month period.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on March 3, 2015.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

2.	Basis of presentation (continued):

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

2.	Basis of presentation (continued):

(iii)	Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, and employee turnover rates. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

3.	Significant accounting policies:

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company its 80% owned subsidiary, NuChem Pharmaceuticals Inc. (“NuChem”) and its 100% owned subsidiary Aptose Biosciences Inc. USA (“Aptose USA”). NuChem has limited activity and the non-controlling interest is not material to the financial statements of the Company. Aptose USA was incorporated in April 2014 and had limited activity during the period ended December 31, 2014. A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiaries are consistent with the Company's accounting policies. All intra-group transactions, balances, revenue and expenses are eliminated on consolidation.

(b)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at that date. Gains or losses resulting from the translation to Canadian dollars are presented in the statement of loss and comprehensive loss for the period within general and administrative expenses.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(c)	Derecognition of financial assets and liabilities:

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

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

The Company's financial assets as at December 31, 2014 and May 31, 2014 which include cash and cash equivalents and short term investments are classified as a Level 1 measurement.

(e)	Equipment:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The Company records depreciation at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture	3 years
Laboratory Equipment	5 years
Computer hardware	3 years
Leasehold improvements	Life of lease

The assets' residual value, useful life and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(f)	Intangible assets:

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. The Company's intangible assets consist of computer application software that is not an integral part of related hardware. Subsequent expenditures that increase application software functionality are recognized in the carrying amount of intangible assets if they embody future economic benefit to the Company. All other costs including the costs of day-to-day servicing of intangible assets are expensed as incurred. Amortization is recognized in expense on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

(g)	Research and development:

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

Capitalized development costs are recognized at cost less accumulated amortization and accumulated impairment losses.

The Company has not capitalized any development costs to date.

(h)	Investment tax credits:

Research and development investment tax credits, which are earned as a result of incurring qualifying research and development expenditures, are recorded as a reduction of the related expense or cost of the asset acquired when there is reasonable assurance that they will be realized.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

The Company's claim for scientific research and experimental development ("SR&ED") deductions and related investment tax credits for income tax purposes are based on management's interpretation of the applicable legislation in the Income Tax Act (Canada). These amounts are subject to review and acceptance by the Canada Revenue Agency or the Ontario Ministry of Finance prior to collection.

(i)	Employee benefits:

(i)	Short-term employee benefits:

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

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

The Company has a deferred share unit (“DSU”) plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Officers may also receive compensation under the plan as determined by the Board of Directors. Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The plan gives the holder of the DSU’s the option between settlement in cash or shares of Aptose and the Board of Directors of Aptose has the final determination as to the method of settlement. It is currently the intention of the Board of Directors to comply with the wishes of the holder in terms of settlement method.

For units issued under this plan, the Company records an expense and a liability equal to the market value of the shares issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis.

There are currently no shares allotted for issuance under this plan (May 31, 2014 – nil).

(j)	Loss per share:

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(k)	Income taxes:

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(n) Standards and Interpretations Adopted in the Seven Months Ended December 31, 2014:

(i)	Amendment to IAS 32, Financial instruments: presentation ("IAS 32"):

The amendment to IAS 32 clarifies the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendment clarifies that an entity has a legally enforceable right to set-off if that right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of the amendments to IAS 32 did not have any impact on the Company's consolidated financial statements.

(ii)	International Financial Reporting Interpretation Committee 21, Levies ("IFRIC 21"):

IFRIC 21 addresses the issue of when to recognize a liability to pay a levy. The interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statement preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period. IFRIC 21 requires retrospective application. The adoption of IFRIC 21 did not have a material impact on the Company’s consolidated financial statements as the Company has not incurred levies.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(o) Recent accounting pronouncements:

(i)	IFRS 9, Financial Instruments ("IFRS 9"):

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The Company intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)	Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

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

The Company is not subject to externally imposed capital requirements, and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2014.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

4.	Capital disclosures (continued):

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $293 thousand (May 31, 2014 - $2.3 million) and funds deposited into high interest savings accounts totalling $14.072 million (May 31, 2014 - $17.1 million). The current interest rate earned on these deposits is between 1.2% and 1.25% (May 31, 2014 – 1.2-1.25%).

(b) Investments:

As at December 31, 2014 and May 31, 2014, short term investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Short-term investments include twelve investments (May 31, 2014 – eleven investments) with maturity dates from April 22, 2015 to June 19, 2016 (May 31, 2014 – April 22, 2015 to May 8, 2016), bearing an interest rate from 1.50% to 2.10% (May 31, 2014 – 1.56% to 1.85%) per annum. Included in the investments balance are $8.1 million in investments that mature in fiscal 2016.

There were no short term investments outstanding as of May 31, 2013.

5.	Equipment and intangible assets:

Equipment:

		Accumulated	Net book
December 31, 2014	Cost	depreciation	value

Equipment	$545	$481	$64
Computer hardware	36	14	22
Office furniture	38	37	1
Leasehold improvements	25	1	24
	$644	$533	$111

During the seven months ended December 31, 2014 the Company disposed of $1.5 million in fully depreciated equipment, $437 thousand in fully depreciated computer hardware and $147 in fully depreciated office furniture no longer in use.

		Accumulated	Net book
May 31, 2014	Cost	depreciation	value

Equipment	$1,979	$1,976	$3
Computer hardware	448	433	15
Office furniture	184	184	-
	$2,611	$2,593	$18

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

5.	Equipment and intangible assets (continued):

Intangible assets:

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Computer software	$105	$16	$89
	$105	$16	$89

During the seven months ended December 31, 2014 the Company disposed of $325 thousand in fully amortized computer software.

		Accumulated	Net book
May 31, 2014	Cost	amortization	value

Computer software	$325	$325	$-
	$325	$325	$-

6.	Research and development programs:

The Company has product candidates in two classes of anti-cancer therapies:

(a)	Small molecule program:

The Company is developing small molecule therapies based on anti-proliferative and anti-metastatic properties that act at novel cancer specific targets that target indications addressing large cancer markets.  The Company's proprietary group of small molecule compounds includes lead drug APTO-253 in acute myeloid leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies.  Additionally, the Company has a preclinical small molecule program targeting maternal embryonic leucine zipper kinase (MELK) for the treatment of various cancers.

(b)	Large molecule program:

The Company’s large molecule program includes a molecule to target specific cell-surface receptors expressed in certain cancers expressing the Interleukin-17E receptor (IL-17ER).  The molecule under development is IL-17E, which binds to IL-17ER to lead to targeted cell killing.   IL-17E is also known to have activity in stimulating the anti-cancer properties of the immune system.  IL-17E is a protein-based therapeutic in the pre-clinical stage of development.  The Company is not currently developing IL-17E and is seeking to out-license the program.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

6.	Research and development programs (continued):

Program costs by product class are as follows:

	7 months ended	12 months ended
	December 31,	May 31,
	2014	2014	2013

Small molecule program	$2,371	$2,199	$2,701
Large molecule program	-	88	425
	$2,371	$2,287	$3,126

See note 12 for all components of research and development expenditures.

7.	Convertible promissory notes and loans payable:

a)	Convertible promissory notes

In September 2013, the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand. Each convertible promissory note consists of a $1 thousand principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $3.60. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to Mr. Abramson, a former director of Aptose acquired $100 thousand of the promissory notes, Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”) was a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares, acquired $150 thousand of the promissory notes and Sprott Asset Management which then held more than 10% of the common shares of Aptose acquired $112 thousand of the notes.

The promissory notes are a compound financial instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component upon issuance was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no conversion feature. The residual value of $88 thousand was allocated to the conversion feature.

Subsequent to initial recognition, the promissory notes are being accounted for at amortized cost using the effective interest rate method. The Company incurred costs associated with the financing of $17 thousand. These costs along with the adjustment for the conversion feature are being accreted using the effective interest rate method over the 24 month life of the notes.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

7.	Convertible promissory notes and loans payable (continued):

During the seven months ended December 31, 2014, $162.5 thousand promissory notes with a carrying value of $146 thousand were converted into common shares of the Company.

	December 31,	May 31,
	2014	2014

Promissory notes	$438	$600
Less: Unamortized adjustment for equity component of notes	(72)	(88)
Less: Issuance costs	(17)	(17)
	349	495
Accretion in carrying amount of notes	61	33
Balance, end of period	$410	$528

b) Loans payable

In September 2013, the Company entered into loan agreements for proceeds of $150 thousand. The loans were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. The Company repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	December 31,	May 31,
	2014	2014

Financial assets:
Cash and cash equivalents, consisting of high interest savings account, measured at amortized cost	$14,365	$19,367
Investments, consisting of guaranteed investment certificates, measured at amortized cost.	16,180	11,019

Financial liabilities:
Accounts payable, measured at amortized cost	256	649
Accrued liabilities, measured at amortized cost	1,662	1,283
Convertible promissory notes, measured at amortized cost	410	528

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

8.	Financial instruments (continued):

At December 31, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

8.	Financial instruments (continued):

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

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At December 31, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $565 thousand (May 31, 2014 - $769 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year of $57 thousand (May 31, 2014 - $77 thousand). The Company does not have any forward exchange contracts to hedge this risk.

9.	Share capital:

Share consolidation:

In accordance with the authority granted by shareholders at the Company's annual and special meeting on August 19, 2014 to permit it to implement a consolidation of the Company's outstanding common shares in a ratio of between 1-for-5 and 1-for-15, the Company's Board of Directors approved a 1-for-12 share consolidation which became effective October 1, 2014. The share consolidation affects all of the Company's common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation the Company had approximately 139 million shares outstanding. Following the share consolidation, the Company has approximately 11.6 million common shares outstanding. Similarly, prior to consolidation, the Company had approximately 17.1 million stock options and 2.6 million warrants to purchase common shares outstanding. Following the share consolidation, the Company had approximately 1.4 million stock options and 218 thousand warrants to purchase common shares outstanding.

In these consolidated financial statements, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the share consolidation. All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as earnings (loss) per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-12 share consolidation.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

9.	Share capital (continued):

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, May 31, 2012	1,769	$170,036	473	$609
Issuance of units (b)(iv)	1,719	4,263	1,719	1,720
Issuance of finders warrants (b)(iv)	–	–	103	135
Exercise of warrants (c)	33	223	(33)	(43)
Balance, May 31, 2013	3,521	$174,522	2,262	$2,421
Expiry of broker warrants	-	-	(16)	(25)
Issuance of warrants (b)(iii)	-	-	76	75
Warrant exercises	868	5,422	(868)	(964)
Finders warrants (b)(iv)	-	-	103	-
Option exercises	6	39	-	-
December equity offering and overallotment (b)(ii)	1,220	6,927	73	350
April equity offering and overallotment (b)(i)	4,708	25,584	-	-
DSU exercise	65	444	-	-
Balance, May 31, 2014	10,388	$212,938	1,630	$1,857
Warrant exercises	1,231	7,814	(1,231)	(1,166)
Warrant expiry	-	-	(190)	(190)
Option exercises	36	345	-	-
Promissory note conversion	45	162	-	-
Balance, December 31, 2014	11,700	$221,259	209	$501

(b)	Equity issuances:

(i) April 2014 Public Equity Offering and Overallotment

In April 2014, the Company completed a public offering of common shares. The Company issued 4,166,667 (pre-consolidation 50,000,000) common shares at a purchase price of $6.00 ($0.50 pre-consolidation) per common share and an additional 541,667 (pre consolidation 6,500,000) common shares upon the partial exercise of the over-allotment option for aggregate gross proceeds of $28.3 million. The total costs associated with the transaction were approximately $2.7 million which includes a cash commission of $2.0 million based on 7% of the gross proceeds received as part of the offering.

Mr. Inwentash, a former related party of the Company, participated in this offering and acquired an aggregate of 108,333 (pre-consolidation 1,300,000) common shares.

(ii) December 2013 Public Equity Offering and Overallotment

In December 2013, Aptose completed a public offering of common shares. Aptose issued 1,060,833 (pre-consolidation 12,730,000) common shares at a price of $6.60 (pre-consolidation $0.55) per common share and an additional 159,125 (pre-consolidation 1,909,500) common shares upon the exercise of the overallotment option for aggregate gross proceeds of $8.1 million.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

9.	Share capital (continued):

The total costs associated with the transaction were approximately $1.1 million which include a cash commission of $483 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 73,198 (pre-consolidation 878,370) broker warrants with an estimated fair value of $350 thousand. The fair value of these warrants was determined using the Black Scholes model with a 24 month time to maturity, an assumed volatility of 130% and a risk free interest rate of 1.5%. Each broker warrant is exercisable into one common share of the Company at a price of $6.60 (pre-consolidation $0.55) for a period of twenty four months following closing of the offering.

Mr. Inwentash, a former related party of the Company, participated in the Offering and acquired an aggregate of 151,667 (pre-consolidation 1,820,000) common shares.

(iii) June 2013 Private Placement

In June 2013 the Company completed a private placement of units (“Units” in this section) at a price of $1 thousand per unit, for aggregate gross proceeds of $918 thousand.

Each Unit consisted of (i) a $1 thousand principal amount of unsecured promissory note and (ii) 83 (pre-consolidation 1,000) common share purchase warrants. The promissory notes bore interest at a rate of 10% per annum, payable monthly and were due June 19, 2014. Each warrant entitled the holder thereof to acquire one common share of the Company at a price per common share equal to $3.00 (pre-consolidation $0.25) at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including former officer Dr. Aiping Young, and former director Dr. Jim Wright and Dr. Mark Vincent) acquired an aggregate of $68 thousand of the promissory notes. A company related to a Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and Mr. Inwentash acquired $100 thousand of the promissory notes.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

9.	Share capital (continued):

(iv) June 2012 Private Placement

On June 8, 2012 Aptose completed a private placement (the “Private Placement”) of 1,718,750 (pre-consolidation 20,625,000) units at a subscription price of $3.84 (pre-consolidation $0.32) per unit, each unit (“Unit”) consisting of one common share and one common share purchase warrant for gross proceeds to Aptose of $6.6 million. Each warrant was exercisable for a period of 24 months from the date of issuance at an exercise price of $5.40 (pre-consolidation $0.45) (the “Warrants”). Any unexercised warrants expired on June 8, 2014.

Aptose paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the Private Placement and issued 103,125 (pre-consolidation 1,237,500) finder’s warrants with an exercise price of $3.84 (pre-consolidation $0.32) each. Each finder’s warrant was exercisable into Units consisting of 103,125 (pre-consolidation 1,237,500) common shares and 103,125 (pre-consolidation 1,237,500) Warrants. In May 2014, the finder’s Warrants were exercised and in June 2014 the underlying Warrants were also exercised.

The total costs associated with the transaction were approximately $617 thousand which includes the $135 thousand which represented the estimated fair value of the finders warrants issued as part of the Private Placement. Each such finder warrant was exercisable for one Unit at a price of $3.84 (pre-consolidation $0.32) per Unit for a period of 24 months following the closing of the Offering. The Company allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $4.3 million of the net proceeds were allocated to the common shares and $1.7 million to the common share purchase warrants.

(c)	Warrants:

Warrants exercised during the seven months ended December 31, 2014:

(in thousands)	Number	Proceeds

August 2011 warrants (i)	8	$48
June 2012 private placement warrants (ii)	1,223	6,600
Total	1,231	$6,648

In addition to the cash proceeds received the original fair value related to these warrants of $1.2 million was transferred from warrants to share capital. This resulted in a total amount of $7.8 million credited to share capital.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

9.	Share capital (continued):

Warrants exercised during the year ended May 31, 2014:

(in thousands)	Number	Proceeds

August 2011 warrants (i)	327	$1,764
June 2012 private placement warrants (ii)	409	2,210
June 2012 finder warrants	103	396
June 2013 private placement warrants (iii)	29	88
Total	868	$4,458

In addition to the cash proceeds received the original fair value related to these warrants of $964 thousand was transferred from warrants to share capital. This resulted in a total amount of $5.4 million credited to share capital.

Warrants exercised during the year ended May 31, 2013:

(in thousands)	Number	Proceeds

August 2011 warrants (i)	33	$180
Total	33	$180

In addition to the cash proceeds received the original fair value related to these warrants of $43 thousand was transferred from warrants to share capital. This resulted in a total amount of $223 thousand credited to share capital.

Summary of outstanding warrants:

	7 months ended	12 months ended
	December 31,	May 31,
(in thousands)	2014	2014

August 2011 warrants (i)	89	97
June 2012 private placement warrants (ii)	-	1,413
June 2013 private placement warrants (iii)	47	47
December 2013 broker warrants (iv)	73	73
Number of warrants outstanding, end of year	209	1,630

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $5.40 and expiring in August 2016.

(ii)	June 2012 warrants were exercisable into common shares of Aptose at a price per share of $5.40 and expired on June 8, 2014. During the seven months ended December 31, 2014, 1.2 million warrants were exercised and the balance expired unexercised.

(iii)	June 2013 private placement warrants are exercisable into common shares of Aptose at a price per share of $3.00 and expiring in June 2015.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

9.	Share capital (continued):

(iv)	December 2013 broker warrants are exercisable into common shares of Aptose at a price per share of $6.60 and expiring in December 2015.

(d)	Continuity of contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	7 months ended	12 months ended
	December 31,	May 31,	May 31,
(in thousands)	2014	2014	2013

Balance, beginning of period	$21,410	$21,217	$21,186
Expiry of warrants (c)	190	25	–
Expiry of stock options	45	65	31
Conversion of promissory notes	8	-	-
Cancellation of stock options	-	103	–
Balance, end of period	$21,653	$21,410	$21,217

(e)	Continuity of stock options:

	7 months ended	12 months ended
	December 31,	May 31,	May 31,
(in thousands)	2014	2014	2013

Balance, beginning of period	$2,658	$1,018	$535
Stock option expense	1,627	1,826	514
Exercise of stock options	(162)	(18)	-
Expiry of stock options	(45)	(65)	(31)
Cancellation of stock options	-	(103)	–
Balance, end of period	$4,078	$2,658	$1,018

(f)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding for the seven months ending December 31, 2014 of 11.605 million and the years ending May 31, 2014 of 5.216 million and 3.521 million as of May 31, 2013, calculated as follows:

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

9.	Share capital (continued):

	7 months ended	12 months ended
	December 31,	May 31,	May 31,
(in thousands)	2014	2014	2013

Issued common shares, beginning of period	10,388	3,521	1,769
Effect of April 2014 public offering (note 9(b)(i))	-	785	-
Effect of December 2013 public offering (note 9(b)(ii))	-	597	-
Effect of Warrant exercises (note 9(c))	1,200	301	33
Effect of option and DSU exercises	4	12	-
Effect of promissory note conversion (note 7)	13	-	-
Effect of private placement (note 9(b)(iv))	-	-	1,719
Issued weighted average common shares, end of period	11,605	5,216	3,521

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(g)	Deferred share unit plan:

As at December 31, 2014 nil deferred share units are outstanding (May 31, 2014 – nil, May 31, 2013 – 65,000). 65,000 common shares of the Company were issued in April 2014 in satisfaction of the outstanding deferred share unit liability. The shares issued had a fair value of $444 thousand.

10.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, estimated at 1,754,000 options, rights and other entitlements as at December 31, 2014. Options are granted at the fair market value of the common shares on the closing market date immediately preceding the date of the grant. Options vest at various rates (immediate to three years) and have a term of 10 years. Stock option transactions for the seven month period ended December 31, 2014 and the two years ended May 31, 2014 are summarized as follows:

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

10.	Stock-based compensation (continued):

Option numbers are in (000’s)
	7 months ended December 31, 2014
		Weighted
		average
		exercise
	Options	price

Outstanding, beginning of period	824	$6.22
Granted	604	5.57
Exercised	(36)	5.14
Forfeited	(18)	6.96
Outstanding, end of the period	1,374	5.95

Option numbers are in (000’s)
	May 31, 2014		May 31, 2013
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	280	$ 5.50	135	$5.28
Granted	573	6.63	148	5.70
Exercised	(6)	3.70	-	-
Forfeited	(3)	22.16	(3)	6.44
Cancelled	(20)	6.00	-	-
Outstanding, end of year	824	6.22	280	5.50

The following table summarizes information about stock options outstanding at December 31, 2014:

Option numbers are in (000’s)
	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$2.16 - $ 3.48	166	7.5	$2.80	163	$2.81
$3.48 - $ 5.70	715	9.2	5.59	106	5.70
$5.71 - $ 9.36	488	9.1	6.99	203	8.03
$9.37 - $118.80	5	3.1	63.26	5	63.26
	1,374	8.9	5.95	477	6.28

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

10.	Stock-based compensation (continued):

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period:

	7 months ended	12 months ended
	December 31,	May 31,	May 31,
	2014	2014	2013

Exercise price	$5.16-5.70	$3.48-9.36	$5.70
Grant date share price	5.16-5.70	$2.48-9.36	$5.70
Risk-free interest rate	1.5%	1.5%-3.0%	3.0%
Expected dividend yield	-	–	–
Expected volatility	53-122%	125%-135%	135%
Expected life of options	3 months-5 years	5 years	5 years
Weighted average fair value of options granted or modified during the year	$4.56	$6.60	$5.04

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the seven months ended December 31, 2014 vest 50% upon the first anniversary and 25% on each of the second and third anniversaries.

Stock options granted by the Company during the year ended May 31, 2014 consisted of 151,708 options which vested immediately, 70,833 options that vested 50% upon issuance and 25% on each of the next two anniversaries and 276,667 options which vest 50%, 25% and 25% on each of the next three anniversaries, 70,833 options which vest in equal installments over 36 months and 3,125 options which vest in October 2014.

Stock options granted by the Company during the year ended May 31, 2013 had various vesting schedules. Options granted to directors consisted of 13,333 options that vested 50% upon issuance and 50% one year later. Options granted to the former CEO of 87,500 vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Upon the departure of the former CEO in March 2014 the vesting of these options was accelerated and they are fully vested as of May 31, 2014. Options granted to certain members of management totaled 27,083 and vested 50% upon certain performance criteria measured as of May 31, 2013 and 25% May 31, 2014 and 25% on May 31, 2015. Options granted to employees totaled 20,417 and vest 50% after one year and 25% on each of August 2, 2015 and August 2, 2016.

Refer to note 12 for a breakdown of stock option expense by function.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

11.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	7 month ended	12 months ended
	December 31	May 31
	2014	2014	2013
Prepaid expenses and other assets	$(360)	$(130)	$(72)
Accounts payable	(393)	(64)	391
Accrued liabilities	379	180	(371)
	$(374)	$(14)	$(52)

During the seven months ended December 31, 2014 the Company incurred interest on the convertible promissory notes described in note 7 of $30 thousand of which $3 thousand was accrued and unpaid at December 31, 2014. The interest accrues at a rate of 10% per annum and is paid quarterly. In addition the Company recorded accretion expense of $28 thousand as described in note 7.

During the year ended May 31, 2014 the Company paid $75 thousand in interest expense on the $918 thousand promissory notes as described in note 9(b)(iii) and recorded accretion expense of $100 thousand related to the same promissory notes. These notes and all unpaid interest were repaid in April 2014. The interest accrued at a rate of 10% per annum. In addition the Company incurred interest in the year ended May 31, 2014 on the loan agreements and convertible promissory notes described in note 7 of $51 thousand of which $14 thousand was accrued and unpaid at May 31, 2014. In addition the Company recorded $33 thousand of accretion expense as described in note 7. The interest accrues at a rate of 10% per annum and is paid quarterly. The loan agreements and all interest accrued thereon were repaid in April 2014. In addition the Company paid interest of $3 thousand at a rate of 10% per annum to the withheld pay of employees. All amounts withheld from employees had been repaid in December 2013.

During the year ended May 31, 2013, the Company incurred $6 thousand in interest expense on a $900 thousand promissory note due to a former Director. The interest was paid at a rate of 10%.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

12.	Other expenses:

Components of research and development expenses:

	7 month ended	12 months ended
	December 31,	May 31,
	2014	2014	2013

Program costs (note 6)	$2,371	$2,287	$3,126
Severance cost for former President and COO	-	326	-
Deferred share unit costs	-	90	(40)
Stock-based compensation	29	296	198
Depreciation of equipment	4	16	33
	$2,404	$3,015	$3,317

Components of general and administrative expenses:

	7 month ended	12 months ended
	December 31,	May 31,
	2014	2014	2013

General and administrative excluding salaries	$2,467	$2,658	$1,368
Salaries	1,505	2,217	675
Severance cost of former President and COO	-	762	-
Deferred share unit costs	-	183	(92)
Stock-based compensation	1,598	1,530	316
Depreciation of equipment and amortisation	18	5	5
	$5,588	$7,355	$2,272

13.	Related party transactions:

See also notes 7 and 9 for related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel:

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

13.	Related party transactions (continued):

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consists of the members of the Board of Directors along with the officers of the Company. For the seven month period ended December 31, 2014 the officers were the Chairman, President and Chief Executive Officer, the Chief Financial Officer as well as the Chief Business Officer. For the year ended May 31, 2014 the officers were the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Business Officer as well as the Director of Finance, the former Vice President of Research and the former President and Chief Operating Officer. For the year ended May 31, 2013 the officers were the former President and Chief Operating Officer, the Director of Finance and the former Vice President of Research.

Officer compensation:

	7 month ended	12 months ended
	December 31,	May 31,
	2014	2014	2013

Salaries and short-term employee benefits	$1,029	$2,357	$727
Severance payment to the former COO	-	1,088	-
Deferred share units	-	273	(132)
Stock-based compensation	1,452	1,475	358

	$2,481	$5,193	$953

Director compensation:

	7 month ended	12 months ended
	December 31,	May 31,
	2014	2014	2013

Directors' fees	$118	$386	$180
Stock-based compensation	117	179	73

	$235	$565	$253

Included in accounts payable and accrued liabilities is $29 thousand (May 31, 2014 - $268 thousand, May 31, 2013 - $126 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

14.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years	Total

Operating leases	$150	$224	$248	$622

The Company's facility lease in Toronto expires in March 2015 and the office facility lease in San Diego expires in January 2020.

In January 2015 the Company entered into a new lease for lab facility space in San Diego and in February 2015 the Company entered into new lease facilities in Toronto for both office and lab space. The annual cost for these new locations is expected to be approximately $300 thousand per year.

The lease of the current Toronto location contains certain restoration commitments which the Company will need to comply with upon the end of the March 31, 2015 lease. The Company has recorded a provision of $300 thousand as its current estimate of these costs.

(b)	Other contractual commitments:

The Company holds a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. The Company does not expect to make any milestone or royalty payments under this agreement in the fiscal years ended December 31, 2015 or 2016, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

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

On July 10, 2007, Aptose completed a plan of arrangement and corporate reorganization whereby the assets and liabilities of Aptose were transferred from one corporate entity into a new corporate entity which continued to operate as Aptose Therapeutics Inc. Under the arrangement, the Company agreed to indemnify the old entity and its directors, officers and employees from and against all damages, losses, expenses, other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

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

The Company recorded a liability of $50 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at December 31, 2014. There have been no claims on this indemnification to date.

15.	Income taxes:

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate of approximately 26.5% (May 31, 2014 – 26.5%, May 31, 2013 - 26.5%) are as follows:

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

15.	Income taxes (continued):

	7 months ended	12 months ended
	December 31,	May 31,
	2014	2014	2013

Loss before income taxes	$(7,771)	$(10,553)	$(5,565)
Statutory Canadian corporate tax rate	26.5%	26.5%	26.5%

Anticipated tax recovery	$(2,059)	$(2,797)	$(1,475)
Non-deductible permanent differences	441	599	138
Change in deferred tax benefits deemed not probable to be recovered	1,643	2,839	1,553
Undeducted financing costs	-	(730)	(235)
Other	(25)	89	19

	$-	$–	$–

The Company has undeducted research and development expenditures, totaling $24.4 million that can be carried forward indefinitely.  The Company also has non-refundable federal investment tax credits of approximately $5.0 million which are available to reduce future federal taxes payable and begin to expire in 2026, as well as non-refundable Ontario research and development tax credits of approximately $442 thousand which are available to reduce future Ontario taxes payable and begin to expire in 2028.

In addition, the Company has non-capital loss carryforwards of $30.8 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4,359
2028	3,744
2029	657
2030	2,907
2031	2,581
2032	3,479
2033	7,513
2034	5,499
$30,760

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Seven Months ended December 31, 2014, Years ended May 31, 2014 and 2013

15.	Income taxes (continued):

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	May 31,
	2014	2014

Net operating losses carried forward	$8,148	$6,692
Research and development expenditures	6,478	6,185
Equipment book over tax depreciation	459	450
Intangible asset	3,097	3,097
Undeducted financing costs	740	890
Ontario Research and Development Tax Credit	442	395
Cumulative eligible capital	346	358
Other	-	-
Unrecognized deferred tax asset	$19,710	$18,067

16.	Subsequent events:

On January 16, 2015, 108,000 stock options were granted to members of the Board of Directors and the Scientific Advisory Board of the Company at an exercise price of $6.77. The options vest over a three year term and have a contractual life of ten years.

On January 20, 2015, $50 thousand of the outstanding convertible promissory notes were converted into 13,888 common shares of the Company.

On February 12, 2015, 8,333 outstanding warrants were exercised into an equal number of common shares of the Company.

In addition, subsequent to the seven months ended December 31, 2014 up until the date hereof, 45,625 outstanding stock options were exercised into an equal number of common shares of the Company.

These transactions will be accounted for in the first quarter of 2015.

