Form 20-F
period 2015-12-31
Aptose Biosciences Inc.
filed 2016-03-30
CIK 882361

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

5955 Airport Road, Suite #228

Mississauga, Ontario

L4V 1R9

Canada

(Address of Principal Executive Offices)

Gregory Chow

Chief Financial Officer

5955 Airport Road, Suite #228

Mississauga, Ontario

L4V 1R9

Canada

Telephone: (647) 479-9828

Facsimile: (905) 234-2120

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

Common Shares, without par value, at December 31, 2015: 12,047,452

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Act.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

i

GENERAL

On July 10, 2007 (the ”Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc. (now Global Summit Real Estate Inc.), formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”). As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share (“Common Share”) of the Company and the assets (excluding certain deferred tax assets) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to the Company and/or our subsidiaries. We continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.

On August 28, 2014 (the “Name Change Date”), we changed our name from Lorus Therapeutics Inc. to Aptose Biosciences Inc. In this Annual Report on Form 20-F, all references to “Aptose”, the “Corporation”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date, Lorus Therapeutics Inc. after the Arrangement Date and Aptose Biosciences Inc. after the Name Change Date. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the twelve months ended December 31, 2015.

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

On October 1, 2014, we consolidated our outstanding Common Shares on the basis of one post-consolidation Common Share for each twelve pre-consolidation Common Shares. Historical trading prices and volumes disclosed are on a post-consolidated basis and reflect the one for twelve consolidation.

Our reporting and functional currency is the Canadian dollar. Unless otherwise indicated, all references to “dollars” or the use of the symbol “$” or “CDN$” are to Canadian dollars. See Item 3“Key Information - Exchange Rate Information”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements include, but are not limited to, statements relating to:

•	our business strategy;

•	our clinical development plans;

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our plans to secure strategic partnerships to assist in the further development of our product candidates and to build our pipeline;

•	our plans to conduct clinical trials and pre-clinical programs;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;

•	our plans, objectives, expectations and intentions; and

ii

•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to significant risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

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

iii

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

Effective July 17, 2014, we changed our fiscal year end from May 31 to December 31. As a result of that change, the period ending December 31, 2014 is for a seven month transition period.

The following table presents a summary of our consolidated statements of operations derived from our audited consolidated financial statements for the fiscal year ended December 31, 2015, the seven months ended December 31, 2014 and fiscal years ended May 31, 2014, 2013 and 2012.

Consolidated statements of operations data

(In thousands, except per share data)
	December 31, 2015		December 31, 2014		May 31, 2014	May 31, 2013		May 31, 2012
In accordance with IFRS
Revenue	$	─	$	─	$-	$	─	$	─
Research and development		$6,254		$2,404	$3,015		$3,317		$2,170
General and administrative		$9,845		$5,542	$7,317		$2,257		$2,417
Operating expenses		$16,099		$7,946	$10,332		$5,589		$4,600
Finance expense		$43		$104	$297		$21		$33
Finance income		$(1,516)		$(279)	$(76)		$(30)		$(6)
Net loss		$(14,626)		$(7,771)	$(10,553)		$(5,565)		$(4,614)
Basic and diluted loss per Common Share (post-consolidation)		$(1.23)		$(0.67)	$(2.02)		$(1.58)		$(2.76)
Weighted average number of Common Shares outstanding (post-consolidation)		11,906		11,605	5,216		3,521		1,688

The following table presents a summary of our consolidated balance sheets as at December 31, 2015, 2014 and May 31, 2014, 2013 and 2012.

Consolidated balance sheet data

(In thousands, except per share data)	As at December 31		As at May 31,
	2015	2014	2014	2013	2012
In accordance with IFRS
Cash and cash equivalents	$11,503	$14,365	$19,367	$653	$320
Investments	$8,245	$16,180	$11,019	$-	$-
Total assets	$21,249	$31,600	$30,899	$1,035	$668
Total liabilities	$2,356	$2,328	$2,460	$1,816	$2,696
Total shareholders’ equity (deficit)	$18,893	$29,272	$28,439	$(781)	$(2,028)
Number of Common Shares outstanding (post- consolidation)	12,048	11,700	10,388	3,521	1,769
Dividends paid on Common Shares	─	─	─	─	─

Exchange Rate Information

The following table sets out the average exchange rates of CDN$1.00 for US$1.00 for the following periods as taken from the Bank of Canada’s website.

Period	Average Close
Fiscal Year Ended December 31, 2015	1.2787
Seven Months Ended December 31, 2014	1.1080
Fiscal Year Ended May 31, 2014	1.0662
Fiscal Year Ended May 31, 2013	1.0042
Fiscal Year Ended May 31, 2012	1.0005
Fiscal Year Ended May 31, 2011	1.0066

The following table sets forth the high and low exchange rates of CDN$1.00 for US$1.00 for each month during the previous six months.

Period	High	Low
February 2016	$1.4082	$1.3480
January 2016	$1.4661	$1.3983
December 2015	$1.4003	$1.3398
November 2015	$1.3390	$1.3112
October 2015	$1.3280	$1.2940
September 2015	$1.3457	$1.3205

On March 29, 2016, the noon buying rate of CDN$1.00 for US$1.00, as per the Bank of Canada, was USD $1.00=CDN$1.3154.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate APTO-253 began enrolment in a Phase I clinical trial in patients with relapsed or refractory hematologic malignancies and was placed on clinical hold by the United States Food and Drug Administration (“FDA”) following a voluntary suspension of dosing by us. We are currently working with the FDA to have such hold lifted but significant additional funding or a partnership will be necessary to complete, if required, Phase II or Phase III clinical trials. Such funding may be very difficult, or impossible to raise in the public or private markets or through partnerships. If funding or partnerships are not attainable, the development of these product candidates may be significantly delayed or stopped altogether. The announcement of a delay or discontinuation of development would likely have a negative impact on our share price.

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

We have not been profitable since our inception in 1986. We reported net losses of $14.6 million in the fiscal year ended December 31, 2015, $7.8 million in the 7 months ended December 31, 2014 and $10.6 million in the fiscal years ended May 31, 2014, and as of December 31, 2015, we had an accumulated deficit of $232.9 million.

We have not generated any significant revenue to date and it is possible that we will never have sufficient product sales revenue (if any) to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidate APTO-253 as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Delays in clinical testing could result in delays in commercializing our product candidates and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical trials for our products, including the APTO-253 phase I clinical trial, may be delayed for a number of reasons, including delays related, but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
•	patients failing to enroll or remain in our trials at the rate we expect;
•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;
•	any changes to our manufacturing process that may be necessary or desired;
•	delays or failure to obtain clinical supply from contract manufacturers of our products necessary to conduct clinical trials;
•	product candidates demonstrating a lack of safety or efficacy during clinical trials;
•	patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials;
•	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
•	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
•	competing clinical trials and scheduling conflicts with participating clinicians;
•	clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
•	failure of our contract research organizations, or CROs, to satisfy their contractual duties or meet expected deadlines;
•	inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
•	one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
•	failure to reach agreement on acceptable terms with prospective clinical trial sites.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We rely on contract manufacturing organizations, or CMOs, to manufacture our product candidates for some preclinical studies and clinical trials. We rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with cGMP regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

We have contracted with multiple CMOs for the manufacture of APTO-253 to supply both the Active Pharmaceutical Ingredient (“API”) as well as to perform formulation and optimization studies with the intent of supplying drug product acceptable to the FDA for our phase I clinical trial. The formulation and manufacture of APTO-253 is a complex process with many variables involved. We believe these pre-qualified CMOs have the capacity, the systems and the experience to supply APTO-253 for our phase I clinical trial and future clinical trials. We have qualified the manufacturing facilities and the FDA has also performed site audits for our selected CMOs. Any manufacturing failures, delays or compliance issues could cause further delays in the re-initiation of the phase I clinical trial. If we are able to re-initiate the phase I clinical trial any manufacturing failures, delays or compliance issues could impact our ability to complete the phase I clinical trial.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers in the event our current CMOs are unable to scale up production, or if our current CMOs otherwise experience any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be further delayed in the development of our product candidates. Further, contract manufacturers must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Clinical trials are long, expensive and uncertain processes and the FDA or Health Canada may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

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

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule and the FDA or Health Canada or any other regulatory body may not ultimately approve our product candidates for commercial sale. The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in Phase I clinical trials may not be repeated in larger Phase II or Phase III clinical trials.

Our preclinical studies and clinical trials may not generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected. For example, our lead product candidate APTO-253 has entered a Phase Ib testing in patients with relapsed or refractory hematologic malignancies for which there is a long development path ahead that will take many years to complete and is prone to the risks of failure or delays inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials is required if we are to complete development of our products.

Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner, particularly in smaller indications and indications where there is significant competition for patients. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials also may result in increased costs, program delays, or both.

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

We set goals for, and make public statements regarding, the expected timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials and our ability to secure the financing necessary to continue the development of our product candidates. The actual timing of these events can vary dramatically due to factors within and beyond our control, such as delays or failures in our clinical trials, issues related to the manufacturing of drug supply, uncertainties inherent in the regulatory approval process, market conditions and interest by partners in our product candidates among other things. Our clinical trials may not be completed; we may not make regulatory submissions or receive regulatory approvals as planned; or we may not secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting cancer patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all. Certain factors that affect enrollment of patients onto our clinical trials are impacted by external forces that may be beyond our control. Such factors include, but are not limited to, the following:

•	size and nature of the patient population;
•	eligibility and exclusion criteria for the trial;
•	design of the study protocol;
•	competition with other companies for clinical sites or patients;
•	the perceived risks and benefits of the product candidate under study;
•	the patient referral practices of physicians; and
•	the number, availability, location and accessibility of clinical trial sites.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

We plan to develop companion diagnostics for our therapeutic product candidates. We expect that, at least in some cases, regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving our therapeutic product candidates. We have limited experience and capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We do not currently have any agreement in place with any third party to develop or commercialize companion diagnostics for any of our therapeutic product candidates.

Companion diagnostics are subject to regulation by the FDA, Health Canada and comparable foreign regulatory authorities as medical devices and may require separate regulatory approval or clearance prior to commercialization. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so, our business may be substantially harmed.

We rely and will continue to rely on third parties to conduct and monitor many of our preclinical studies and our clinical trials, and their failure to perform as required could cause substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management, contract manufacturing and quality assurance. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

The loss of Dr. William G. Rice, our Chairman, President and Chief Executive Officer, or other key members of our staff, including Gregory Chow, our Senior Vice President and Chief Financial Officer, or Avanish Vellanki, our Senior Vice President and Chief Business Officer, could harm us. We have employment agreements with Dr. Rice and Mr. Chow and Mr. Vellanki, although such employment agreements do not guarantee their retention. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into contractual agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

Exchange rate risk

We are exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our consolidated financial statements and hold most of our investments in Canadian dollars, while we incur many of our expenses in foreign currencies, primarily the United States dollar. Fluctuations in the value of currencies such as the recent depreciation of the Canadian dollar against the United States dollar could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the Canadian dollar, the United States dollar and other currencies.

We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.

We may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations or in-licensing one or more product candidates. For example, in November 2015, we licensed intellectual property from the Moffitt Cancer Center for exclusive global rights to potent, multi-targeting, single-agent inhibitors for the treatment of hematologic and solid tumor cancers.

Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to:

•	substantial cash expenditures;
•	technology development risks;
•	potentially dilutive issuances of equity securities;
•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;
•	difficulties in assimilating the operations of the acquired companies;
•	potential disputes regarding contingent consideration;
•	diverting our management’s attention away from other business concerns;
•	entering markets in which we have limited or no direct experience;
•	potential loss of our key employees or key employees of the acquired companies or businesses; and
•	failure of the in-licenses agents or technologies to deliver the desired activities or functions.

We have experience in entering collaborations and in-licensing product candidates, however, we cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. We cannot assure you that we would be able to successfully combine our business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of our business may require a substantial capital investment by us.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect our share price and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

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

Consequently, our competitors may obtain FDA, Health Canada and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

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

We may incur substantial cost in defending our intellectual property.

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

If we cannot negotiate collaboration, license or partnering agreements, we may never achieve profitability and we may not be able to continue to develop our product candidates. Phase II and Phase III clinical trials for APTO-253 would require significant amounts of funding and such funding may not be available to us.

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

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors affecting our Common Share price include but are not limited to:

•	our ability to raise additional capital;
•	the progress of our clinical trials;
•	our ability to obtain partners and collaborators to assist with the future development of our products;
12

•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and investments held by us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop;
•	shareholder interest in our Common Shares; and
•	low liquidity in the daily trading volume of our Common Shares.

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

Our Common Shares are listed for trading on the NASDAQ Capital Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). However, an active trading market in our Common Shares on the stock exchanges may not be sustained and we may not be able to maintain our listings.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Canada. Some of our directors and officers, and many of the experts named in this Annual Report and the documents incorporated by reference into this Annual Report, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

We are likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2015, and based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market value of our assets, the Company expects to be a PFIC for the current tax year ending December 31, 2016 and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that we do not intend to satisfy record keeping requirements that apply to a qualified electing fund, and we do not intend to supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders should assume that they will not be able to make a QEF election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

  the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more;

  the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

  the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

  the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or SOX, requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the SOX requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided to us by virtue of being a foreign private issuer and an emerging growth company, and consequently will not be required to comply with SEC rules that implement Section 404(b) of SOX until we lose our emerging growth company status.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot assure you that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the International Accounting Standards Board, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

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

The address of the Company’s head and registered office is 5955 Airport Road Suite #228, Mississauga, Ontario, Canada, L4V 1R9 and our phone number is (647) 479-9828. Our corporate website is www.aptose.com. The contents of the website and items accessible through the website are specifically not incorporated in this Annual Report by reference.

Aptose has three subsidiaries: Aptose Biosciences U.S. Inc. (“Aptose USA”), a company incorporated under the laws of Delaware, USA, Aptose Suisse GmbH (“Aptose Suisse”) a company incorporated under the laws of Zug, Switzerland and NuChem Pharmaceuticals Inc. (“NuChem”), a company incorporated under the laws of Ontario, Canada. Aptose owns 100% of the issued and outstanding voting share capital of Aptose USA and Aptose Suisse and 80% of the issued and outstanding voting share capital of NuChem.

Our Common Shares are listed on the NASDAQ under the symbol “APTO” and on the TSX under the symbol “APS”.

Aptose is a clinical stage biotechnology company with a commitment to the development of targeted therapies addressing unmet medical needs in oncology. We develop therapeutics focused on epigenetic processes and signal transduction abnormalities at the leading edge of cancer research, coupled with companion diagnostics to identify the optimal patient population for our products. Our product pipeline includes cancer drug candidates that exert potent activity as stand-alone agents and that enhance the activities of other anticancer agents without causing overlapping toxicities. Indeed, we believe our targeted products can emerge as first-in-class or best-in-class agents that deliver single agent benefit and can serve as the backbone of combination therapies for specific populations of cancer patients.

We believe the future of cancer treatment and management lies in the prospective selection and treatment of patients having malignancies that are genetically or epigenetically predisposed to response based on a drug’s unique mechanism of action. We are of the view that many drugs currently approved for the treatment and management of cancer are not selective for the specific genetic alterations (targets) that cause the patient’s tumor and hence lead to significant toxicities due to off-target effects. Aptose’s strategy is to develop agents that address a common underlying disease-promoting pathway within a patient population, and we intend to apply this strategy across several therapeutic indications in oncology, including hematologic malignancies and solid tumor indications. Our lead program, APTO-253, is a first-in-class inducer of the Krüppel-like factor 4 gene (the “Klf4 Gene”) for patients with advanced hematologic malignancies, including acute myeloid leukemia (“AML”) and myelodysplastic syndromes (“MDS”).

The following table sets forth various product conditions in our pipeline and their respective stages of development.

APTOSE PROGRAM PIPELINE

Capital Expenditures and Divestitures

Not applicable.

B.	Business overview.

As noted above, Aptose is committed to the development of anticancer drugs that target specific epigenetic processes and signal transduction abnormalities that underlie a particular life-threatening malignancy. This targeted approach is intended to impact the disease-causing events in cancer cells without affecting normal processes within cells. Such an approach requires that we first identify the underlying oncogenic mechanism in particular cancer cells and then create a therapeutic that selectively impacts that oncogenic mechanism. As described below, an underlying oncogenic process has been identified as operative in the majority of patients with AML (acute myeloid leukemia), an aggressive cancer of the blood and bone marrow for which there is a tremendous need for safe and effective anticancer drugs. Aptose has created a small molecule targeted drug (APTO-253) that selectively impacts that underlying oncogenic process, and the drug is under development as a novel therapy for AML and the related MDS.

APTO-253

APTO-253 is a novel small molecule that can induce expression of the genes that codes for the Krüppel-like factor 4 (KLF4) master transcription factor and the p21 cell cycle inhibitor protein, and can inhibit expression of the c-Myc oncogene, leading to cell cycle arrest and programmed cell death (apoptosis) in human-derived solid tumor and hematologic cancer cells.  Likewise, in nonclinical pharmacology studies APTO-253 demonstrates in vivo anti-tumor activity against xenograft models of solid tumors and hematologic cancers, with acute myeloid leukemia (AML) cells exhibiting a particular sensitivity to APTO-253.  A Phase 1 study with APTO-253 in patients with advanced solid tumors was completed in mid-2013. That trial, which employed a suboptimal dosing schedule, demonstrated modest clinical activity in the all-comer solid tumor patient population.

The vast majority of patients with AML are reported to exhibit inappropriate activation of the CDX2 gene and resultant epigenetic down-regulation (silencing) of KLF4 expression, as well as inappropriate upregulation of c-Myc as key leukemogenic events. Aptose scientists performed RT-qPCR expression analysis of KLF4 and CDX2 levels in normal PBMC and AML cell lines and confirmed the silencing of KLF4 expression and elevated expression of CDX2 in AML cells, and multiple publications have reported the elevation of c-Myc oncogene expression in AML cells. In addition to AML, similar roles for KLF4 silencing and c-Myc upregulation have been reported in subpopulations of adult T-cell leukemia, lymphoma, multiple myeloma and high-risk MDS.  Induction of KLF4 expression and suppression of c-Myc by APTO-253 may therefore be an effective therapeutic approach in these patient populations.  Because of the robust scientific evidence linking KLF4 silencing and c-Myc upregulation to cellular transformation in hematologic malignancies, Aptose undertook an ongoing Phase 1b clinical study with escalating doses of APTO-253 followed by two planned disease-specific expansions in adults with hematologic malignancies. This Phase 1b trial is currently on clinical hold (see discussion below).

Preclinical In Vitro Evaluation of APTO-253

APTO-253 demonstrated potent and selective in vitro antiproliferative activity against a variety of leukemia cell lines, including AML, ALL and chronic myeloid leukemia (CML), as well as non-Hodgkin’s lymphoma (NHL) cell lines, with IC50 values ranging from ~0.007 – 0.3 µM. These hematologic cell lines appeared to be far more sensitive to APTO-253 than the solid tumor cell lines, including colon cancer, non-small cell lung cancer (NSCLC), prostate cancer and melanoma, which exhibited IC50 values of ~0.04– 2.6 µM, which had previously served to support the completed Phase 1 solid tumor study.  However, new insights from academic publications into the significance of KLF4 suppression in patients with hematologic malignancies appear to be broadly corroborated by these data.

APTO-253 Induces Expression of the KLF4 Gene

Inappropriate expression of CDX2 in AML cells results in epigenetic silencing of the KLF4 gene and subsequent downstream silencing of the pro-apoptotic p21 gene. To characterize the effect of APTO-253 treatment of AML cells, the levels of CDX2, KLF4 and p21 gene expression were measured as a function of the concentration of APTO-253 and as a function treatment time. As shown in Figure 3, KLF4 and p21 gene expression increased in cells treated with APTO-253, while there was no change in the levels of CDX2 expression.

APTO-253 Induces Expression of KLF4 and p21. The MV4-11 AML cell line was treated with the indicated concentrations of APTO-253 or Vehicle for 24 hours (left panel) or with 500 nM APTO-253 or Vehicle for the indicated period of time (right panel) and the expression of KLF4, p21 and CDX2 mRNA levels were determined by qRT-PCR.

Because AML cells are known to exhibit extreme epigenetic plasticity and to have inappropriate expression of the c-Myc oncogene, we queried if APTO-253 might also inhibit the expression of c-Myc. Indeed, APTO-253 induced a dose-dependent inhibition of c-Myc mRNA expression in three different AML cell lines, and caused reductions in the c-Myc protein. In a time course assay, APTO-253 induces the simultaneous induction of the KLF4 gene and the suppression of the c-Myc gene in AML cells. Moreover, in studies conducted to evaluate apoptotic events, AML cells treated with APTO-253 displayed changes in apoptotic markers, including high level induction of caspase-3 activity.  APTO-253-treated AML cells demonstrated a high percentage of apoptotic (Annexin V-positive) cells that correlated with drug concentration. Together, these preclinical studies demonstrate that APTO-253 can affect critical oncogenic process (expression of KLF4, c-Myc and p21 genes) which should lead to programmed cell death in AML cells.

Phase Ib Trial

On July 28, 2014, we announced that the U.S. FDA had completed its review and cleared the Investigational New Drug (“IND”) application of APTO-253 for the treatment of hematologic malignancies, including AML, high-risk MDS, lymphomas and multiple myeloma. The Phase Ib trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamic responses and efficacy of APTO-253 as a single agent.

For the study, a modified dose schedule was selected, such that APTO-253 is being administered on the first two days of each 7-day dosing period of a 28-day cycle (i.e., days 1, 2, 8, 9, 15, 16, 22, 23).  This results in lower per-administration dose levels to provide the same overall exposure per cycle achieved in the prior Phase 1 solid tumor study, and to more consistently achieve the minimum exposure levels at the end of each dosing period that may be important for efficacy.

Approximately 15 patients will be enrolled in each of two arms of the dose escalation phase of the study: arm (A) will include patients with acute leukemias (including AML) and high-risk myelodysplastic syndromes, or MDS; arm (B) will include patients with lymphomas (Hodgkin’s and non-Hodgkin’s Lymphoma) and multiple myeloma, followed by enrollment of an additional 15 patients in each of two disease-specific expansion cohorts, for a total estimated enrollment of 60 patients.

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

For future development, upon selection of a lead hematologic indication from this Phase 1b study, combination of APTO-253 with a standard therapy will be considered.

Indications for APTO-253 Clinical Studies

APTO-253 is being administered to patients who have any of the following hematologic malignancies that have failed standard therapies.

•	Acute leukemias (including AML, but not including acute promyelocytic leukemia)

•	High-risk MDS syndromes

•	Lymphoma (Hodgkin’s and Non-Hodgkin’s)

•	Multiple myeloma

Upon completion of the dose-escalation stage of the study and determination of the recommended Phase 2 dose (RP2D), two hematologic cancer indications will be selected from those indications studied in the dose-escalation phase, for enrollment in two disease-specific single-agent expansion cohorts.

Clinical Hold and Current Status

We announced in November 2015 that the Food and Drug Administration (FDA), following a voluntary suspension of dosing by us and discussions with us, placed our Phase Ib clinical trial of APTO-253 in patients with hematologic cancers on clinical hold. This hold was intended to ensure patient safety within the trial and to ensure manufacturing and dosing procedures are consistent with the appropriate documented quality standards.

The voluntary suspension of dosing by Aptose was initiated as a result of a preliminary review, which was accelerated to evaluate manufacturing processes and procedures upon the report of an operational difficulty with an IV infusion pump at a clinical site. The pump experienced back pressure during IV patient dosing at the point of the filter. Further review discovered preliminary concerns regarding the documentation records of the manufacturing procedures of the drug product associated with APTO-253. A complete safety review of all patient files had been completed prior to initial discovery of the manufacturing documentation irregularities, and there have been no drug-related serious adverse events (SAEs) reported. The observed pharmacokinetic levels in the patients treated were within the expected range. Thus, the clinical hold is based on a manufacturing issue and is not related to safety, efficacy or pharmacokinetics.

Currently, Aptose is guiding a qualified CMO to introduce new procedures to formulate APTO-253 into a drug product that is safe and stable, and which should not result in filter clogging events in the future. The CMO now has manufactured new GMP batches of the API to provide material for formulation studies and to supply the clinical trials into the future. Aptose also qualified a separate CMO with expertise in liquid formulations to perform formulation development studies and to manufacture the final form of the drug product for return to the clinic. The CMO has performed numerous formulation studies using a variety of methodologies and is now evaluating their solubility and stability over time to select the best methodology to manufacture the new batch of drug product to take to the FDA. In order to have the clinical hold lifted and to return APTO-253 to the clinical trial, Aptose must articulate the root cause of the filter clogging incident to the FDA and demonstrate to the FDA that a newly manufactured batch of GMP-grade APTO-253 drug substance has been formulated and is unlikely to cause such incidents in the future. The ultimate decisions regarding the lift of the clinical hold, the appropriateness of the new drug product, and the starting dose for the trial will reside with the FDA.

Biomarker Strategy for APTO-253 in a Clinical Setting

Previous basic research studies have utilized RT-qPCR analyses of CDX2, KLF4 and p21 transcripts in AML cell lines and the primary blood cells of AML patients (Scholl et al., 2007; Faber et al., 2013).  Aptose has now optimized the RT-qPCR reagents and procedures for measurement of the CDX2, KLF4 and p21 mRNA expression levels in human AML cells. Consequently, analytically validated RT-qPCR assays for the relative quantification of CDX2, KLF4 and p21 transcripts may be used to select patients expected to be most sensitive for response to APTO-253 therapy.  In addition, these assays may be used to monitor on-treatment responses.

Biopsies are collected from lymphoma patients that are enrolled in the clinical trial.  Blood and bone marrow are collected from AML patients and bone marrow aspirates are collected from MDS patients.  FFPE core needle biopsy tissue and CD34+ cell pellets derived from blood and bone marrow will be used for gene expression profiling.  A RT-qPCR method is being developed, optimized and validated for the analysis of CDX2, KLF4 and p21 target transcripts and appropriate reference gene transcripts in the samples collected from patients enrolled in the clinical trial.

BEAT AML Preclinical Studies of APTO-253 Against Patient Isolates

On September 29, 2014, we announced, along with the Knight Cancer Institute at Oregon Health & Science University (OHSU) and The Leukemia & Lymphoma Society (LLS) that we entered into a formal collaboration with the Beat AML initiative. Beat AML is a groundbreaking research initiative that includes industry and academic collaborators led by top scientists within the Knight Cancer Institute in collaboration with The Leukemia & Lymphoma Society. Its goal is to accelerate development of potential therapies for AML.

During the 2015 American Society of Hematology (ASH) Conference, Aptose’s collaborators at OHSU’s Knight Cancer Institute presented preclinical data on APTO-253 that are derived from our participation in the Beat AML Initiative with Dr. Brian Druker. The poster presentation was entitled “Broad Activity of APTO-253 in AML and Other Hematologic Malignancies Correlates with KLF4 Expression Level”. The Beat AML initiative, a groundbreaking initiative that was formed in collaboration with The Leukemia & Lymphoma Society and the Knight Cancer Institute, has allowed Aptose to evaluate the effect of APTO-253, alone or in combination with other anti-cancer agents, in fresh bone marrow isolates from patients with AML, myelodysplastic syndrome (MDS), chronic myeloid leukemia (CML) and chronic lymphocytic leukemia (CLL).

In the 2015 OHSU ASH presentation, researchers used a range of doses, from low nanomolar to ten micromolar, and found that APTO-253 killed AML cells at an IC50 of less than 1uM in a significant number of AML patient samples, with a trend toward correlation with baseline KLF4 expression level. Moreover, APTO-253 demonstrated enhanced killing of AML patient samples when combined with two other therapeutic strategies, the BET bromodomain inhibitor JQ1 and the FLT3 inhibitor quizartinib. Such data support the development of APTO-253 for the treatment of AML, support the role of KLF4 in the mechanism of action of APTO-253, and support the ultimate use of APTO-253 in combination with other high profile drugs under development for the treatment of AML. OHSU continues to evaluate APTO-253 in additional samples across AML and other hematologic malignancies, along with other novel therapeutic combinations.

Acute Myeloid Leukemia

AML is a rapidly progressing cancer of the blood and bone marrow characterized by the uncontrolled proliferation of dysfunctional myeloblasts that do not mature into healthy blood cells. It is the most common form of acute leukemia in adults. The American Cancer Society estimates there will be approximately 19,950 new cases of AML and approximately 10,430 deaths from AML in the U.S. in 2016. Standard induction therapy with chemotherapy is successful in many AML patients, but the majority of these patients will relapse with treatment refractory disease. The average age of a patient with AML is 67 years.  Approximately 48% patients less than age 60, and 34% of patients greater than or equal to age 60, with residual disease after induction therapy will achieve a remission, as reported by Datamonitor.

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

Solid Tumors

Phase I data with APTO-253 in patients with solid tumors and preclinical data in solid tumor cells, including non-small cell lung cancer (“NSCLC”), identified an opportunity for APTO-253 in patients possessing cancers with reduced Klf4 Gene expression. Our prior Phase 1 study with APTO-253 also revealed a favorable safety profile for APTO-253. Various solid tumors have exhibited suppressed levels of Klf4 Gene in scientific publications, including colorectal, gastric, pancreatic, prostate and cervical cancers, as well as NSCLC. NSCLC is an indication that we consider to have a large market potential and important unmet need worldwide, in which the Klf4 Gene is a tumor suppressor that is present in case-matched normal cells but depressed in NSCLC tumor cells. Aptose may in the future evaluate the clinical utility of APTO-253 in additional studies in a subset of NSCLC patients that may be predisposed to a response with a therapeutically activating the Klf4 Gene.

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

In July 2013, Aptose announced the results of the Phase 1 clinical trial of APTO-253. In this first-in-man, dose-escalation clinical study, APTO-253 demonstrated a favorable safety profile, as well as encouraging signs of antitumor activity. The design of this trial consisted of APTO-253 as a single agent in patients with advanced solid tumors resistant to multiple standard therapies. The study enrolled 27 patients, all of which had failed a median of four prior chemotherapies. Although this was primarily a dose-escalation safety study, efficacy and pharmacokinetics were also explored.

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

Small Molecule Program

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

Multi-Targeting Bromodomain Program

In November 2015, Aptose entered into a definitive agreement with Moffitt Cancer Center for exclusive global rights to potent, multi-targeting, single-agent inhibitors for the treatment of hematologic and solid tumor cancers. These small molecule agents are highly differentiated inhibitors of the Bromodomain and Extra-Terminal motif (BET) protein family members, which simultaneously target specific kinase enzymes. The molecules developed by Moffitt exhibit single-digit nanomolar potency against the BET family members and specific oncogenic kinases which, when inhibited, are synergistic with BET inhibition. Under the agreement, Aptose will gain access to the drug candidates developed by Moffitt and the underlying intellectual property covering the chemical modifications enabling potent bromodomain (BRD) inhibition on the chemical backbone of a kinase inhibitor. Aptose expects lead clinical candidates to emerge from the collaboration by late 2016.

In December 2015, collaborators from Moffitt Cancer Center presented preclinical data for one of the candidates in the collaboration, MA2-014, at the 57th Annual American Society of Hematology (ASH) Meeting. The MA2-014 program was developed to inhibit both the bromodomain 4 (BRD4) protein and the Janus kinase 2 (JAK2) for the potential treatment of various hematologic and solid tumor cancers. Moffitt researchers presented data for MA2-014 that exhibited similar anti-JAK2 activity as a known JAK2 inhibitor, TG101209, with an approximate ten-fold improvement in anti-BRD activity. Moffitt researchers also demonstrated a ten-fold improvement in the ability of MA2-014 to inhibit JAK2-V617F signaling over TG101209, and comparable to ruxolitinib. Ruxolitinib is the only FDA approved JAK inhibitor for MPNs. However, MA2-014 retained its potency against ruxolitinib-resistant cells. Moffitt researchers also determined in long-term culture assays that JAK2-V617F driven MPN Uke1 cells do not experience resistance to MA2-014 as readily as they do to TG101209 or ruxolitinib.

Multi-Targeting Epigenetic Program

In November 2015, Aptose also announced an exclusive drug discovery partnership with Laxai Avanti Life Sciences (LALS) for their expertise in next generation epigenetic-based therapies. Under the agreement, LALS will be responsible for developing multiple clinical candidates, including optimizing candidates derived from Aptose's relationship with the Moffitt Cancer Center. Aptose will own global rights to all newly discovered candidates characterized and optimized under the collaboration, including all generated intellectual property.

Discontinued Programs

As of January 2016, Aptose has provided notification of termination to Genentech for the intellectual property for IL-17E, and will cease further development activities for APTO-500 (MELK inhibitor), as the programs fall outside of the scope of Aptose’s pipeline and vision.

Business OF THE COMPANY

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

Name and year end change

On September 2, 2014, we announced that we had changed our name to Aptose Biosciences Inc. from the previous name of Lorus Therapeutics Inc. The new name reflects our new focus and clinical-stage pipeline strategy, as an oncology research and development organization advancing new therapeutics and molecular diagnostics based on insights into the genetic profiles of certain cancers and patient populations.  Our lead product candidate APTO-253 exerts its antitumor effects by activating a key apoptotic pathway in tumor cells. The term "apoptosis" represents the innate self-killing capacity of cells triggered upon the onset of cellular damage, and cancer cells employ various mechanisms to avoid apoptosis. For these reasons, "apoptosis" is the intuitive root of the name of "Aptose Biosciences." In addition, our stated goal with respect to the name change is to align the product portfolio and product development with the strategic course set by its new management team.

Effective July 17, 2014, we changed our fiscal year end from May 31 to December 31. As a result of that change the prior year period is for the seven months ended December 31, 2014 while the current year comparative period is for the twelve months ended December 31, 2015, and therefore not directly comparable to the seven month period.

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

At-The-Market (“ATM”) Facility

On April 2, 2015, we entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the twelve months ended December 31, 2015, the Company issued 1,504 Common Shares under the ATM at a price of US$5.20 per share for gross proceeds of approximately Cdn $10 thousand.

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

December 2013 Public Offering

In December 2013, Aptose completed a public offering of Common Shares. Aptose issued 1,060,833 (pre-consolidation 12,730,000) common shares at a price of $6.60 (pre-consolidation $0.55) per common share and an additional 159,125 (pre-consolidation 1,909,500) common shares upon the exercise of the overallotment option for aggregate gross proceeds of $8.1 million.

The total costs associated with the transaction were approximately $1.1 million which include a cash commission of $483 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 73,198 (pre-consolidation 878,370) broker warrants with an estimated fair value of $350 thousand. The fair value of these warrants was determined using the Black Scholes model with a 24 month time to maturity, an assumed volatility of 130% and a risk free interest rate of 1.5%. Each broker warrant was exercisable into one common share of the Company at a price of $6.60 (pre-consolidation $0.55) for a period of twenty four months following closing of the offering.

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

September 2013 Convertible Promissory Notes

In September 2013, we completed a private placement of convertible promissory notes for aggregate gross proceeds of $600,000. Each convertible promissory note consisted of a $1,000 principal amount of unsecured promissory note convertible into Common Shares of the Company at a price per share of $3.60 ($0.30 pre-consolidation). The promissory notes bore interest at a rate of 10% per annum, payable quarterly and were due September 26, 2015. At December 31, 2015, all of the convertible promissory notes had been converted into Common Shares of the Company.

September 2013 Loans payable

In September 2013, we entered into loan agreements for proceeds of $150,000. The loan agreements were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. We repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.

Warrant Exercises

During the year ended December 31, 2015, 81,000 Common Share purchase warrants were exercised for proceeds of $348,000.

Warrants exercised during the year ended December 31, 2015:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	16	$86
June 2013 private placement warrants (ii)	47	141
December 2013 broker warrants (iii)	18	121
Total	81	$348

In addition to the cash proceeds received, the original fair value related to these warrants of $155 thousand was transferred from warrants to share capital. This resulted in a total amount of $503 thousand credited to share capital.

During the seven months ended December 31, 2014, 1,231,000 Common Share purchase warrants were exercised for proceeds of $6,648,000.

Warrants exercised during the seven months ended December 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	8	$48
June 2012 private placement warrants (iv)	1,223	6,600
Total	1,231	$6,648

During the year ended May 31, 2014, 868,000 Common Share purchase warrants were exercised for proceeds of $4,458,000.

Warrants exercised during the year ended May 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	327	$1,764
June 2012 private placement warrants (iv)	409	2,210
June 2012 finder warrants	103	396
June 2013 private placement warrants (iii)	29	88
Total	868	$4,458

(i)	August 2011 warrants are exercisable into Common Share of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expire in August 2016.

(ii)	June 2013 private placement warrants were exercisable into Common Shares of Aptose at a price per share of $3.00 ($0.25 pre-consolidation) and expired in June 2015.
(iii)	December 2013 broker warrants were exercisable into Common Shares of Aptose at a price per share of $6.60 ($0.55 pre-consolidation) and expired in December 2015.
(iv)	June 2012 warrants were exercisable into Common Shares of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expired on June 8, 2014.

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

License Agreements

Moffitt Cancer Center

In November 2015, Aptose entered into a definitive agreement with Moffitt Cancer Center for exclusive global rights to potent, multi-targeting, single-agent inhibitors for the treatment of hematologic and solid tumor cancers. Under the agreement, Aptose will gain access to the drug candidates developed by Moffitt and the underlying intellectual property covering the chemical modifications enabling potent bromodomain (BRD) inhibition on the chemical backbone of a kinase inhibitor. Moffitt Cancer Center received an undisclosed upfront payment under the terms of the definitive agreement, and will receive milestone payments based on potential successful clinical development, regulatory submissions and approval, and commercialization.

Laxai Avanti Life Sciences (LALS)

In November 2015, Aptose also announced an exclusive drug discovery partnership with Laxai Avanti Life Sciences (LALS) for their expertise in next generation epigenetic-based therapies. Under the agreement, LALS will be responsible for developing multiple clinical candidates, including optimizing candidates derived from Aptose's relationship with the Moffitt Cancer Center. Aptose will own global rights to all newly discovered candidates characterized and optimized under the collaboration, including all generated intellectual property. LALS will receive milestone payments based on successful pre-clinical and clinical development, and regulatory accomplishment by Aptose.

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

APTO-253

We have been issued 21 patents and have 16 pending patents worldwide for our in-house small molecules.  These patents cover APTO-253 composition of matter and methods of treating different cancers with APTO-253, including solid tumors and leukemia.   Composition of matter patents expire in 2028 in the United States and 2026 in other countries.  Our patents also include several compounds that are similar to APTO-253, which provide protection from competitors seeking to develop anticancer products that are related in chemical structure to APTO-253.

Multi-Targeting Bromodomain Program

Aptose has an exclusive global license from Moffitt Cancer Center for intellectual property covering dual BRD4-kinase inhibition.  Encompassed in this estate are two pending patent applications.  The first is an International Patent Application entitled “Potent Dual BRD4-Kinase Inhibitors as Cancer Therapeutics,” filed on September 3, 2015.  This International Patent Application can be filed in any PCT (Patent Cooperative Treaty) member countries prior to certain national phase filing deadlines and any patent issued from such national phase filing is expected to expire September 3, 2035 without any patent term extensions or adjustments.  The second application is a provisional patent application entitled “BRD4-Kinase Inhibitors as Cancer Therapeutics,” filed October 13, 2015.  This provisional application can be used as a priority document for US and internal filings on or before October 13, 2016.  Any patent issued from such filing is expected to expire October 13, 2036 or twenty years from its filing date without any patent term extension or adjustment.

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

Employees

As at December 31, 2015, we employed 22 full-time persons and 2 part-time persons in research and drug development and administration activities. 5 of our employees hold Ph.D.’s and numerous others hold degrees and designations such as MSc, BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the Board have the ability to acquire an ownership interest in the Company through Aptose’s share option and alternate compensation plans. See Item 6.B – Compensation.

None of our employees are unionized, and we consider our relations with our employees to be good.

Office Facilities

Our head office, which occupies 5,300 square feet, is located 5955 Airport Road Suite #228, Mississauga, Ontario. The leased premise is office space. Our current lease expires in April, 2020.

We have executive offices in San Diego and have entered into a lease agreement for office space, located at 12770 High Bluffs Drive, San Diego, California which occupies approximately 2,204 square feet. This leased premise is used for administrative purposes only. This lease expires January, 2020. We also have administrative offices in San Francisco located at 3 Lagoon Drive, Redwood City, California. The Redwood City premise is for 2,854 square feet and the lease expires in June 2018. Finally, we have leased laboratory space in San Diego at 3550 General Atomics Court. The lease is for 1,386 square feet and the lease expires in February 2017.

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

Government Regulation

Overview

Regulation(s) by government authorities in Canada, the United States, and the European Union are significant factors in guiding our current research and drug development activities. To clinically test, manufacture and market drug products for therapeutic use, we must be in compliance with guidance and regulations established by the regulatory agencies in the countries in which we currently operate or intend to operate.

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products. Biotechnology companies must establish the safety and efficacy of their new products in clinical trials; they must establish and comply with current GMP(s) for the manufacturing of the product and control over marketing activities before being allowed to market a product. The safety and efficacy of a new drug must be shown through human clinical trials of the drug carried out in accordance with the guidance and regulations established by local and federal regulatory agencies.

The process of completing clinical trials and obtaining regulatory approval for a new drug takes a number of years and requires the expenditure of substantial resources. Once a new drug or product license application is submitted, regulatory agencies may not review the application in a timely manner and may not approve the product. Even after an NDA submission has occurred and or approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on efficacy and safety necessary to confirm the approved indication or to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested. Also, regulatory agencies require post-marketing surveillance programs to monitor a new drug’s side effects, safety and long term effects of the product. A serious safety or effectiveness problem involving an approved new drug, may result in a regulatory agency mandating a withdrawal of the new drug from the market and possible civil action. It is possible that we could encounter such difficulties or excessive costs in our efforts to secure necessary approvals, which could delay or prevent us from manufacturing or marketing our products.

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

Regulation in the United States

In the United States, the FDA controls and investigates the investigation, manufacturing, and sale of new drugs. New drugs require FDA approval of a New Drug Application prior to commercial sale. In the case of certain biological products, a Biological License Application must be obtained prior to marketing and batch releasing. As in Canada, to obtain marketing approval, data from adequate and well-controlled human clinical trials, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required. Data are generated in studies conducted pursuant to an IND submission, similar to that required for a clinical trial application in Canada. Clinical trials with human subjects are characterized as Phase I, Phase II and Phase III trials or a combination thereof. In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients. Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s current Good Manufacturing Practice regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing. An establishment license grants the sponsor permission to fabricate, package, label, distribute, import, wholesale or test of the newly approved drug.

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

On August 28, 2014, New Lorus changed its name from Lorus Therapeutics Inc. to Aptose Biosciences Inc. and on October 1, 2014, we consolidated our outstanding Common Shares on the basis of one post-consolidation Common Share for each twelve pre-consolidation Common Shares.

The address of the Company’s head and registered office is 5955 Airport Road, Suite #228, Mississauga, Ontario, Canada, L4V 1R9 and our phone number is (647) 479-9828. Our corporate website is www.aptose.com. The contents of the website and items accessible through the website are specifically not incorporated in this Annual Report by reference.

Aptose has three subsidiaries: Aptose USA, a company incorporated under the laws of Delaware, USA, Aptose Suisse a company incorporated under the laws of Zug, Switzerland and NuChem, a company incorporated under the laws of Ontario, Canada. Aptose owns 100% of the issued and outstanding voting share capital of Aptose USA and Aptose Suisse and 80% of the issued and outstanding voting share capital of NuChem.

Our Common Shares are listed on the TSX under the symbol “APS” and on NASDAQ under the symbol “APTO.”

D.	Property, plant and equipment.

Our head office, which occupies 5,300 square feet, is located 5955 Airport Road Suite #228, Mississauga, Ontario. The leased premise is office space. Our current lease expires in April, 2020.

We have executive offices in San Diego and have entered into a lease agreement for office space, located at 12770 High Bluffs Drive, San Diego, California which occupies approximately 2,204 square feet. This leased premise is used for administrative purposes only. This lease expires January, 2020. We also have administrative offices in San Francisco located at 3 Lagoon Drive, Redwood City, California. The Redwood City premise is for 2,854 square feet and the lease expires in June 2018. Finally, we have leased laboratory space in San Diego at 3550 General Atomics Court. The lease is for 1,386 square feet and the lease expires in February 2017.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating results.

Please see our Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and capital resources.

Please see our Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 in Exhibit 15.1, which is incorporated herein by reference.

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

E.	Off-balance sheet arrangements.

As at December 31, 2015, we had not entered into any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

As December 31, 2015

(In thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$1,813	$587	$907	$319	$	nil

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts will result in future payment commitments of up to approximately $4 million over the related service period. Of this amount, $544 thousand has been paid and $574 thousand has been accrued at December 31, 2015. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement with the Moffitt Cancer Centre, the Company has future contingent milestones payable totaling US$9 million relating to the first patient dosed in a phase I, II and III clinical trial and regulatory and commercial milestones totalling US$16 million. The Company does not anticipate making any payments under this license agreement in 2016. Under the Laxai-Avanti Life Science agreement the Company has total future contingent milestones payable of US$5.3 million related to certain research achievements as well as upon the first patient dosed in a phase I, II and III clinical trial and regulatory milestones totaling US$5 million. The Company expects to make payments totaling US$300 thousand under this agreement in 2016.

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

As at December 31, 2015, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over, approximately 57,699 Common Shares or approximately 0.5% of our outstanding Common Shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since

Directors:
Dr. Denis Burger(1)(2) Oregon, United States	Director	September 2007

Dr. Brad Thompson(1)(2)(3) Alberta, Canada	Director	June 2013

Dr. Mark Vincent(3) Ontario, Canada	Director	September 2007

Warren Whitehead(1) Ontario, Canada	Director	April 2011

Dr. William G. Rice California, USA	Chairman	October 2013

Dr. Erich Platzer(2) Switzerland	Director	December 2014

Officers:
Dr. William Rice California, USA	President and Chief Executive Officer	October 2013

Gregory Chow California, USA	Senior Vice President and Chief Financial Officer	November 2013

Avanish Vellanki California, USA	Senior Vice President and Chief Business Officer	November 2013

(1) Member of Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

Dr. Denis Burger: Dr. Burger currently is the Chief Scientific Officer and member of the board of directors of Cytodyn Inc. (a biotechnology company) as well as Chairman of AMES Devices (a medical device company). Dr. Burger co-founded Trinity Biotech plc, based in Dublin, Ireland, in June 1992 and acted as Chairman from 1992 to 1995 and now serves on the board of directors of the company. Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc., an Oregon based biotechnology company, from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. Dr. Burger received his MSc and Ph.D. in Microbiology and Immunology from the University of Arizona.

Dr. Erich Platzer: Dr. Platzer is a board certified physician in internal medicine, hematology and medical oncology. Previously, Dr. Platzer served as the business director of oncology, as well as the global strategic marketing and therapeutic area head of oncology at Roche, Basel. He was also the medical director in oncology and global development project leader and was responsible for various strategic corporate partnerships. Dr. Platzer is a director of Swiss Business Angel Groups, StartAngels and BioBAC, and has served as a pharmaceutical industry expert on the board of directors of multiple biotech companies in both the U.S. and Europe such as Probiodrug, AOT, Léman Micro Devices, Credentis, and Viroblock. Dr. Platzer co-founded HBM Healthcare Investments (formerly HBM BioVentures) a global leader in healthcare investing. He has over 12 years of experience in academic medicine and research and was a key member of the team at MSKCC that purified human G-CSF in 1983 (recombinant form: Neupogen®). He earned his M.D. from the Medical School and the Institute of Clinical Immunology and Rheumatology of the University of Erlangen, where he also received his “Dr. med. habil.” (M.D.,Ph.D.).

Dr. William G. Rice: Dr. Rice joined Aptose as Chairman and Chief Executive Officer in October 2013. Prior to joining Aptose, Dr. Rice served as the President, Chief Executive Officer and Chairman of the board of Cylene Pharmaceuticals, Inc., a private biotechnology company (“Cylene”). Prior to Cylene, Dr. Rice was the founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and served as a faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine. Dr. Rice received his Ph.D. from Emory University Department of Biochemistry. He continues to serve as the Chairman of the board of Cylene and is a member of the board of directors of Oncolytics Biotech Inc.

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

Mr. Warren Whitehead: Mr. Whitehead is a CPA (CMA) who has held senior financial management positions in several biotechnology and pharmaceutical companies. Most recently Mr. Whitehead was the Chief Financial Officer of ProMIS Neurosciences Inc. (formerly Amorfix Life Sciences Ltd.). Prior to this, he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008. Prior to ARIUS, Mr. Whitehead was Chief Financial Officer at Labopharm Inc., where he completed a series of public equity financings and a listing on NASDAQ. He is currently the Chairman of the board of directors of PlantForm Corporation and a member of the board of directors of Telesta Therapeutics Inc.

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

Summary of Executive Compensation

The following table details the compensation information for the fiscal year ended December 31, 2015 of the Company, for the Chairman, President and Chief Executive Officer, Senior Vice President and Chief Financial Officer and the Senior Vice President and Chief Business Officer (“Named Executive Officers”). The figures are in Canadian dollars.

Name and Principal Position	Year ended December 31	Salary ($)(1)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans(3) (1) ($)	Long-term incentive plans ($)
Dr. William G. Rice	2015	642,813	N/A	634,464	115,093	N/A	N/A	N/A	1,392,370
Chairman, President and Chief Executive Officer

Mr. Gregory K. Chow	2015	409,762	N/A	317,232	66,066	N/A	N/A	N/A	793,060
Senior Vice President and Chief Financial Officer

Mr. Avanish Vellanki	2015	409,762	N/A	317,232	66,066	N/A	N/A	N/A	793,060
Senior Vice President and Chief Business Officer

(1)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.2787CDN.

(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 103.5%; (iii) risk free interest rate of 1.09%; and (iv) no dividend yield. The Company has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Company’s consolidated financial statements.

(3)	Bonus payments relate to the period from January 1 to May 31, 2015. No bonus payments were rewarded for the period from June 1, 2015 to December 31, 2015.

Name and Principal Position	Year ended December 31	Salary ($)	Cash Bonus ($)		Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	All Other Compensation ($)
Dr. William G. Rice	2015	642,813	115,093	(1)(2)	Nil	120,000	Nil
Chairman, President and Chief Executive Officer

Mr. Gregory K. Chow	2015	409,762	66,066	(1)(2)	Nil	60,000	Nil
Senior Vice President and Chief Financial Officer

Mr. Avanish Vellanki	2015	409,762	66,066	(1)(2)	Nil	60,000	Nil
Senior Vice President and Chief Business Officer

(1)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.2787CDN.

(2)	Bonus payments relate to the period from January 1 to May 31, 2015. No bonus payments were rewarded for the period from June 1, 2015 to December 31, 2015.

Directors’ Compensation

The following table details the compensation received by each director for the fiscal year ended December 31, 2015:

Name	Fees earned ($)[1]	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Dr. Denis Burger	97,181	nil	119,330	nil	nil	nil	216,511
Dr. Bradley Thompson	61,378	nil	119,330	nil	nil	nil	180,708
Dr. Mark Vincent	49,869	nil	119,330	nil	nil	nil	169,199
Mr. Warren Whitehead	51,148	nil	119,330	nil	nil	nil	170,478
Dr. Erich Platzer	46,033	nil	54,241	nil	nil	nil	100,274

(1)	Directors are paid in US$. The conversion to Canadian dollars was done using an average rate of $1USD = $1.2787CDN.

Dr. Rice did not receive any compensation for his role as a director of the Company.

In January 2015, the Board approved certain changes related to the compensation of directors effective for the fiscal year 2015. As of January 1, 2015, directors were entitled to an annual fee of US$30,000 with no per meeting fees. The lead director will be entitled to an additional annual fee of US$30,000. The chair of each committee will be entitled to an annual fee of US$10,000 with each committee member receiving an annual fee of US$6,000 per committee. Upon appointment to the Board a director will be entitled to an option grant of 10,000 options and each year thereafter an additional grant of 6,000 options. Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

In the year ended December 31, 2015, Dr. Platzer was granted 10,000 options for his appointment in December 2014. All other directors received a grant of 22,000 options which represented a grant for fiscal 2015 of 6,000 and 16,000 options for the prior periods when options had not been granted. The options vest 50% after one year, 25% after 2 years and 25% after 3 years.

Management Contracts

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if their employment is terminated by the Company other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki shall be entitled to a payment equivalent to 12 months of their respective annual base salaries at the time of termination (Dr. Rice’s current annual base salary represents US$494,400, Mr. Chow’s current annual base salary represents US$324,450 and Mr. Vellanki’s current annual base salary represents US$324,450), plus an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination. In addition, the employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits will continue to be made for a period of 12 months following termination of their employment.

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

The following table sets out the amount that would have been payable to each Named Executive Officer had there been a change of control of the Company on December 31, 2015 and the severance payment that would have been payable to each Named Executive Officer had the Company terminated employment of the Named Executive Officer without cause on December 31, 2015:

Name	Termination Without Cause	Change of Control
Dr. William G. Rice	US$830,000 (1)	US$1,201,000 (2)
Mr. Gregory K. Chow	US$484,000 (1)	US$711,000 (2)
Mr. Avanish Vellanki	US$517,000 (1)	US$744,000 (2)

(1)	This amount represents 12 months of annual base salary at the time of termination, plus an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date (assumed at 100%), prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.
(2)	This amount represents 18 months of annual base salary at the time of termination, plus an amount equal to 150% of the average bonus remuneration received (assumed at 100%) from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.

Equity Compensation Plans

The following table sets forth certain details as at the end of the year ended December 31, 2015 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Shares reflected in Column (a)) (c)		Total options, warrants and rights outstanding and available for grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by Shareholders	1,689,042	14.0%	$5.95	419,263	3.5%	2,108,305	17.5%

Share Option Plan

The Share Option Plan was established to advance the interests of Aptose by:

•	providing Eligible Persons (as defined below) with additional incentives;
•	encouraging stock ownership by Eligible Persons;
•	increasing the interest of Eligible Persons in the success of Aptose;
•	encouraging Eligible Persons to remain loyal to Aptose; and
•	attracting new Eligible Persons to Aptose.

The Compensation Committee, as authorized by the Board, administers the Share Option Plan. The maximum total number of Common Shares available for issuance from treasury under the Share Option Plan, together with the Stock Incentive Plan (“SIP”) and any other security based compensation arrangement is 17.5% of the Company’s issued and outstanding Common Shares at any given time. Any exercise of options pursuant to the Share Option Plan will make new option grants available under the Share Option Plan, provided that the maximum number of Common Shares reserved for issuance collectively under the Share Option Plan and the SIP may not exceed 17.5% of the Company’s issued and outstanding Common Shares at any given time.

Under the Share Option Plan, options may be granted to any executive officer, employee, subsidiary of an executive officer or employee, or consultant or consultant entity (“Eligible Persons”). The exercise price of options granted under the Share Option Plan is established by the Board and will be equal to the closing market price of the Common Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the Share Option Plan will vest as to 50% on the first anniversary of the date of grant of the option and 16.66% on the second, third and fourth anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant. If the date on which an option expires pursuant to an option agreement occurs during, or within 10 days after the last day of, a black out period or other restriction period imposed on the trading of Common Shares by the Company, the expiry date for the option will be the last day of the 10-day period. Options are personal to the participant and a participant may not transfer an option except in accordance with the Share Option Plan.

The Board may, in its sole discretion, amend, suspend or terminate the Share Option Plan or any portion of it at any time in accordance with applicable legislation, without obtaining the approval of Shareholders. Any amendment to any provision of the Share Option Plan is subject to any required regulatory or Shareholder approval. The Company is, however, required to obtain the approval of the Shareholders for any amendment related to (i) the maximum number of Common Shares reserved for issuance under the Share Option Plan, and under any other security based compensation arrangements of the Company; (ii) a reduction in the exercise price for options held by insiders of the Company; and (iii) an extension to the term of options held by insiders of the Company.

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

Stock Incentive Plan

The Company adopted the SIP following shareholder approval on June 10, 2015 pursuant to which the Board may grant stock-based awards comprised of restricted stock units (the “Restricted Stock Units”) or dividend equivalents (the “Dividend Equivalents” and collectively with the Restricted Stock Units, the “Awards”) to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Corporation or any affiliate (the “SIP Participants”).

The maximum total number of shares available for issuance under the SIP and any other security based compensation arrangement of the Corporation (including the Share Option Plan) is 17.5% of the number of issued and outstanding shares. Any issuance of shares covered by an award or to which an award relates will make new grants available under the SIP. Since the adoption of the SIP, no awards have been granted.

Under the SIP, the Board may also grant Dividend Equivalents to SIP Participants under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the company to holders of Shares with respect to a number of shares determined by the Board.

The SIP does not limit insider participation and does not provide a maximum number of Shares which may be issued to an individual under the SIP. However, no director of the company who is not also an employee of the company or an affiliate may be granted any awards that exceed in the aggregate $150,000 (such value computed as of the date of grant in accordance with applicable financial accounting principles) in any calendar year.

Subject to the express provisions of the SIP and to applicable law, the Board shall have full power and authority to: (i) designate SIP Participants; (ii) determine the type of Awards to be granted to each SIP Participant under the SIP and the number of Shares to be covered by each Award; (iii) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (iv) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7 of the SIP; and (v) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7 of the SIP.

The Board may from time to time amend, suspend or terminate the SIP, and the Board may amend or alter any previously granted Award, as applicable, without obtaining the approval of Shareholders in order to: (i) correct any defect, supply any omission or reconcile any inconsistency in the SIP or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the SIP; (ii) amend the eligibility for, and limitations or conditions imposed upon, participation in the SIP; (iii) make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange; (iv) amend any terms relating to the administration of the SIP, including the terms of any administrative guidelines or other rules related to the SIP; or (v) make any other amendment, whether fundamental or otherwise, not requiring Shareholders’ approval under TSX Company Manual, the rules or regulations of the United States SEC or any other securities exchange that are applicable to the Corporation.

Prior approval of the shareholders shall be required for any amendment to the Plan or an Award that would: (i) require shareholder approval under the TSX Company Manual, the rules or regulations of the SEC or any other securities exchange that are applicable to the Corporation; (ii) increase the maximum number of shares authorized under the SIP; (iii) increase the annual limit on Awards granted to non-employee directors; or (iv) amend the amendment provision of the SIP.

Deferred Share Units Plan

The Company had a Deferred Share Unit Plan (“DSU Plan”) which was terminated on June 10, 2015.

During the period from January 1, 2015 to June 18, 2015, nil deferred share units were outstanding under the DSU Plan. No units have been outstanding under the DSU Plan since April 2014.

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

During the year ended December 31, 2015, under the ESPP, Named Executive Officers, as a group, and employees did not purchase any Common Shares pursuant to the ESPP. Since December 31, 2015, there have been no Common Shares purchased pursuant to the ESPP.

Option Grants During The Year Ended December 31, 2015

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended December 31, 2015:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. William G. Rice	120,000	25%	$6.96	$6.96	June 9, 2025
Chairman, President and
Chief Executive Officer

Mr. Gregory K. Chow	60,000	12.5%	$6.96	$6.96	June 9, 2025
Senior Vice President and
Chief Financial Officer

Mr. Avanish Vellanki	60,000	12.5%	$6.96	$6.96	June 9, 2025
Senior Vice President and
Chief Business Officer

Incentive Compensation Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2015:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. William G. Rice Chairman, President and Chief Executive Officer	35,417 65,136 5,281 140,000 396,129 120,000	3.48 7.32 6.96 6.00 5.70 6.96	Oct 27, 2023 Dec 10, 2023 Jan 29, 2024 Apr 10, 2024 June 16, 2024 June 9, 2025	4,250 Nil Nil Nil Nil Nil	Nil	Nil	Nil

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	35,417 35,417 35,417 22,083 64,167 60,000	9.36 7.32 6.00 5.70 5.22 6.96	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024 June 16, 2024 July 18, 2024 June 9, 2025	Nil Nil Nil Nil Nil Nil	Nil	Nil	Nil

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	35,417 35,417 35,417 22,083 64,167 60,000	9.36 7.32 6.00 5.70 5.22 6.96	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024 June 16, 2024 July 18, 2024 June 9, 2025	Nil Nil Nil Nil Nil Nil	Nil	Nil	Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on December 31, 2015 at the end of the fiscal year ($3.60), and the exercise price of the options.

Aggregated Option/SAR Exercises During the Year Ended December 31, 2015

and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2015 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2015 ($) Exercisable/Unexercisable

Dr. William G. Rice Chairman, President and Chief Executive Officer	nil	nil	354,975/406,988	4,250/0

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	nil	nil	129,932/122,569	0/0

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	nil	nil	129,932/122,569	0/0

C.	Board practices.

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

Committees of the Board of Directors

The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

The members of these committees during the year months ended December 31, 2015, were as follows:

Audit Committee	Denis Burger, Bradley Thompson, Warren Whitehead
Nominating and Corporate Governance Committee:	Bradley Thompson, Mark Vincent
Compensation Committee:	Denis Burger, Erich Platzer, Bradley Thompson

On January 16, 2015, Bradley Thompson was appointed to the Audit Committee and Erich Platzer was appointed to the Compensation Committee.

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. The Compensation Committee is currently comprised of independent Board members Dr. Burger, Dr. Platzer and Dr. Thompson. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met 3 times during the period from January 1, 2015, until December 31, 2015.

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

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to the Share Option Plan, the SIP, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

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

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Company. As such, our compensation package consists of three key elements:

•	base salary and initial share options;
•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and
•	long-term compensation incentives related to long-term increase in share value through participation in the Share Option and SIPs.

The Compensation Committee reviews each of these items on a stand-alone basis and also reviews compensation as a total package. Adjustments to compensation are made as appropriate following a review of the compensation package as a whole.

Base Salary — Initial Share Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Aptose to attract and retain executive officers that can effectively contribute to the long-term success of the Company. Base salary for each executive officer is determined by the individual’s skills, abilities, experience, past performance and anticipated future contribution to the success of Aptose. The members of the Compensation Committee use their knowledge of the industry and of industry trends as well as independent third party consultants to assist with the determination of an appropriate compensation package for each executive officer. In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted share options on the commencement of employment with Aptose in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Aptose is to motivate our executive officers to achieve specified performance objectives for 2015 and to reward them for their achievement in the event that those objectives are met. Each year, the Compensation Committee approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options, to reward extraordinary individual performance.

For each executive officer, during the year ended December 31, 2015, the annual cash bonuses ranged from 40% to 50% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers (as defined hereinafter), are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan

The role of long-term compensation incentives at Aptose is to reward an executive’s contribution to the attainment of Aptose’s long-term objectives, align an executive’s performance with the long-term performance of Aptose and to provide an additional incentive for an executive to enhance shareholder value. Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the grant of share options under our Share Option Plan or SIP.

The number of options granted for certain executives of Aptose for the year ended December 31, 2015, was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Common Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Common Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grant of options.

The granting of options to Named Executive Officers is included in the Summary Compensation Table in the year in which they are earned.

Performance Metrics

The performance of the Named Executive Officers for the period ended December 31, 2015 was measured with respect to the following objectives:

1)	Site initiation and enrollment goals for APTO-253 Phase Ib Clinical trial;
2)	Analyze corporate structure, implement financing alternatives and consider Board composition;
3)	Expand pipeline;
4)	Other development goals related to APTO-253.

Each of the above objectives is weighted at 50%, 30%, 10% and 10% respectively in relation to assessment of satisfaction of overall corporate objectives and determination of any general corporate bonuses. Due to the clinical hold of the APTO-253 clinical trial it was determined that no bonuses would be paid to the Named Executive Officers for the period from June 1, 2015 to December 31, 2015.

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

Audit Committee

The charter of our Audit Committee is attached as Exhibit 11.2. The current members of the Audit Committee are Bradley Thompson, Denis Burger and Warren Whitehead. Mr. Warren Whitehead is the Chairman of the Audit Committee and has been considered to be the Financial Expert. Pursuant to Canadian securities laws, the Board has determined that Messrs. Thompson, Burger and Whitehead are financially literate as all have experience in reviewing and analyzing the financial reports and ascertaining the financial position of a corporation. Mr. Burger, in his previous position as Chairman and Chief Executive Officer of AVI Biopharma, is educated and experienced in reading and analyzing financial statements. Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies. Dr. Thompson has experience reading and interpreting financial statements through his role as Chairman and CEO of a publicly listed biotechnology company as well as through his extensive experience serving on various company boards.  Mr. Whitehead is a CPA (CMA) and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc. Additionally, we believe Mr. Thompson, Mr. Whitehead and Mr. Burger qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

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
(d)	provides an avenue of communication among the independent auditors, management, and the Board and
(e)	encourages continuous improvement of, and foster adherence to, our policies, procedures and practices at all levels.

The Audit Committee is also responsible for implementing and overseeing our whistle-blowing procedures.

D.	Employees.

As at December 31, 2015, we employed 22 full-time persons and 2 part-time persons in research and drug development and administration activities. Our employees 5 hold Ph.D.’s and numerous others hold degrees and designations such as MSc, BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the Board have the ability to acquire an ownership interest in the Company through Aptose’s share option and alternate compensation plans. See Item 6.B – Compensation.

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

The following table sets forth information regarding beneficial ownership of our Common Shares as of December 31, 2015 with respect to our Named Executive Officers and also with respect to our executive officers and directors individually and as a group.

				Options to Purchase Common Shares
	Number of Common Shares	Total Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding(+)	Number of Underlying Common Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range- Year)
Dr. William Rice	12,000	12,000	0.1%	761,963	$3.48-7.32	2023-2025
Mr. Gregory Chow	15,000	15,000	0.1%	252,501	$5.28-9.36	2023-2025
Mr. Avanish Vellanki	4,200	4,200	0.0%	252,501	$5.28-9.36	2023-2025
Dr. Denis Burger	13,499	13,499	0.1%	35,334	$2.16-6.77	2021-2025
Dr. Bradley Thompson	-	-	-	25,750	$6.00-6.77	2024-2025
Dr. Erich Platzer	8,500	8,500	0.1%	10,000	$6.77	2025
Dr. Mark Vincent	1,500	1,500	0.0%	29,083	$2.16-6.77	2021-2025
Mr. Warren Whitehead	3,000	3,000	0.1%	27,500	$2.16-6.77	2021-2025

All directors and executive officers as a group	57,699	57,699	0.5%	1,394,632	$2.16-9.36	2021-2025

(+) calculated on a partially diluted basis excluding options.

See Item 6.B for a description of arrangements pursuant to which employees may become involved in the capital of Aptose.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 5% or more of the outstanding Common Shares, other than those discussed below.

Approximately 60% of our ordinary Common Shares are held in Canada, and there are 288 record holders of our Common Shares in Canada and 84 record holders in the United States. All of our shareholders have equal voting rights.

The following table is based upon information supplied by officers, directors and principal Stockholders and Schedules 13D and 13G filed with the SEC.

Name of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Franklin Resources Inc.	1,416,666 (3)	11.75%
Cormorant Global Healthcare Master Fund LP	1,081,867 (4)	9.0%
Pinetree Capital	874,300 (2)	7.25%
Herbert Abramson	805,828 (6)	6.68%
Sheldon Inwentash	614,471 (5)	5.1%

(1) Based on 12,047,455 Common Shares outstanding as of March 29, 2016.

(2) This information is based solely on a Schedule 13G filed with the SEC on February 13, 2015.

(3) This information is based solely on a Schedule 13G filed with the SEC on February 6, 2015.

(4) This information is based solely on a Schedule 13G filed with the SEC on February 16, 2016.

(5) This information is based solely on a Schedule 13G filed with the SEC on March 2, 2015.

(6) This information is based solely on a Schedule 13G filed with the SEC on March 29, 2016.

B.	Related party transactions.

In March 2015, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2016 for an annual fee of US$154,456 to be paid to UCSD in monthly installments.

There were no related party transactions in the seven month transition period ended December 31, 2014.

Certain related parties participated in the June 2013 private placement described above. Directors and officers, including former president and chief operating officer Dr. Aiping Young, former director Dr. Jim Wright and current director Dr. Mark Vincent, acquired an aggregate of $68,000 of the promissory notes. A company related to Mr. Hebert Abramson, a former director of the Company, acquired $250,000 of the promissory notes and Mr. Inwentash and his joint actors (“Mr. Inwentash”), a former related party of the Company by virtue of having exercised control or direction over more than 10% of the issued and outstanding Common Shares of the Company, acquired $100,000 of the promissory notes. These promissory notes were repaid by the Company in April 2014.

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

Mr. Inwentash participated in the December 2013 Common Share public offering described above and acquired an aggregate of 151,667 (pre-consolidation 1,820,000) Common Shares in that offering and an aggregate of 108,333 (pre-consolidation 1,300,000) Common Shares in the April 2014 public offering described above.

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

The employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if they are terminated by the Company other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki would be entitled under their respective agreements to a payment equivalent to 12 months of their respective annual base salaries at the time of termination.  Dr. Rice’s current annual base salary represents U.S. $494,400, Mr. Chow’s current annual base salary represents U.S. $324,450, and Mr. Vellanki’s current annual base salary represents U.S. $324,450.  They are each additionally entitled to an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination.  In addition, the employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits continue to be made for a period of 12 months following termination of their employment.

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

TSX (CDN$ and adjusted for post-consolidation)
Five most recent full fiscal years:	High	Low	Volume
Year ended December 31, 2015	8.73	3.06	4,909,034
Seven months ended December 31, 2014	9.14	4.80	4,856,934
Year ended May 31, 2014	12.48	2.04	6,125,433
Year ended May 31, 2013	7.68	2.28	614,114
Year ended May 31, 2012	8.64	1.92	350,900
Year ended May 31, 2011	30.60	8.16	217,475

Year ended December 31, 2015	8.73	3.06	4,909,034
Quarter ended December 31, 2015	8.33	3.06	1,843,402
Quarter ended September 30, 2015	7.50	5.66	1,142,997
Quarter ended June 30, 2015	8.32	6.40	905,688
Quarter ended March 31, 2015	8.73	5.00	1,016,947

7 months ended December 31, 2014	9.14	4.80	4,856,934
Three months ended December 31, 2014	9.14	5.20	1,715,174
Four months ended September 30, 2014	6.84	4.80	3,141,710

Year ended May 31, 2014	12.48	2.04	6,125,433
Quarter ended May 31, 2014	9.24	5.16	2,340,234
Quarter ended February 28, 2014	10.56	5.88	2,396,513
Quarter ended November 30, 2013	12.48	2.16	1,324,830
Quarter ended August 31, 2013	2.88	2.04	63,850
49

Most recent fourteen months:	High	Low	Volume
March 1, 2016 – March 29, 2016	4.16	2.74	713,659
February 2016	4.11	3.09	285,511
January 2016	4.21	2.74	404,851
December 2015	4.06	3.06	366,327
November 2015	8.33	3.19	924,636
October 2015	7.66	4.87	552,439
September 2015	7.19	5.65	440,777
August 2015	7.50	5.51	557,728
July 2015	6.40	5.29	144,492
June 2015	7.60	6.15	255,296
May 2015	7.80	6.15	265,704
April 2015	8.32	6.49	383,688
March 2015	8.73	6.20	581,181
February 2015	6.52	5.00	272,822
January 2015	7.20	5.90	162,944

The following table sets out the price ranges and trading volumes of our Common Shares on NASDAQ following the initial listing on October 23, 2014.

NASDAQ

(US$ and adjusted for post-consolidation)

	High	Low	Volume
Year ended December 31, 2015	6.81	2.17	6,375,129
Quarter ended December 31, 2015	6.40	2.17	2,282,712
Quarter ended September 30, 2015	5.72	4.41	944,753
Quarter ended June 30, 2015	6.63	5.26	1,266,220
Quarter ended March 31, 2015	6.81	4.01	1,881,444

Most recent six months:	High	Low	Volume
February 2016	3.01	2.24	210,219
January 2016	3.41	2.01	273,041
December 2015	3.14	2.17	556,166
November 2015	6.40	2.50	1,258,777
October 2015	6.00	3.68	467,769
September 2015	5.47	4.20	250,991

Period	High	Low	Volume
October 23, 2014 to December 31, 2014	8.80	5.60	587,851

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the issue.

Not applicable.

 Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Holders of outstanding Common Shares are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of Common Shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock, including any surplus available after such event of liquidation, dissolution or winding up of the affairs of the Company. Holders of outstanding Common Shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 12,047,455 Common Shares issued and outstanding at December 31, 2015.

Common Shares Eligible for Future Sale

Future sales of substantial amounts of our Common Shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our Common Shares and could impair our future ability to raise capital through an offering of our equity securities.

As at March 29, 2016, the Company had 12,046,455 Common Shares issued and outstanding. In addition, as of March 15, 2016 there were 1,681,296 Common Shares issuable upon the exercise of outstanding options to purchase an equal number of Common Shares at a weighted average price per share of $6.31 and 72,605 Common Shares issuable upon the exercise of Common Share purchase warrants priced at $5.40 and expiring in August 2016.

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

1.	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013 and the Amendment dated August 19, 2014.

2.	Underwriting Agreement between the Company and RBC Dominion Securities Inc., Roth Capital Partners, LLC and Cormark Securities Inc. dated March 27, 2014 in connection with the April 2014 public offering.

3.	Underwriting Agreement between the Company and Clarus Securities Inc., Canaccord Genuity Corp., Jennings Capital Inc. and D & D Securities Inc. dated November 22, 2013 in Connection with the December 2013 public offering.

4.	Sales Agreement between the Company and Cowen and Company, LLC, dated April 2, 2015.

Please refer to ““Management Contracts” for further details on item 1 above.

D.	Exchange controls.

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

The U.S. dollar value of any distribution on the Common Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars at that time. If the Canadian dollars received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt (or deemed receipt). Any gain or loss on a subsequent conversion or other disposition of such Canadian dollars by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

If a U.S. Holder is subject to Canadian withholding tax on dividends paid on the holder’s Common Shares, the U.S. Holder may be eligible, subject to a number of complex limitations, to claim a credit against its U.S. federal income tax for the Canadian withholding tax imposed on the dividends. A U.S. Holder may claim a deduction for the Canadian withholding tax in lieu of a credit, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its own tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares. The amount of gain recognized will equal the excess of the amount realized (i.e., the amount of cash plus the fair market value of any property received) over the U.S. Holder’s adjusted tax basis in the Common Shares sold or exchanged. The amount of loss recognized will equal the excess of the U.S. Holder’s adjusted tax basis in the Common Shares sold or exchanged over the amount realized. Such capital gain or loss generally will be long-term capital gain or loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Net long-term capital gain derived by a non-corporate U.S. Holder currently is subject to tax at reduced rates. The deductibility of a capital loss is subject to limitations. Any gain or loss recognized from the sale, exchange or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code.

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

We believe we were a PFIC for our taxable year ended December 31, 2015. Based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our taxable year ending December 31, 2016 and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. However, the determination of our PFIC status is made annually after the close of each taxable year and it is difficult to predict before such determination whether we will be a PFIC for any given taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. No assurance can be provided regarded our PFIC status, and neither we nor our United States counsel expresses any opinion with respect to our PFIC status for the taxable year ended December 31, 2015 or for any other taxable year.

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

Additional Tax on Passive Income

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

Information Reporting with Respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding certain threshold amounts generally are required to file an information report on IRS Form 8938 with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. Upon the issuance of future U.S. Treasury regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by a U.S. Holder. U.S. Holders should consult their own tax advisors regarding the possible implications of these U.S. Treasury regulations for an investment in our Common Shares.

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

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its principal office in the City of Toronto.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We are subject to the information and reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our reports and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. Our reports and other information can also be inspected at no charge on the SEC’s website at www.sec.gov.

We are also subject to the information and reporting requirements of the Securities Act (Ontario) and the Canada Business Corporations Act. Such reports and information can be inspected at no charge on the website www.sedar.com.

If you are a shareholder, you may request a copy of these filings at no cost by contacting us at:

Vice President of Finance
Aptose Biosciences Inc.
5955 Airport Road, Suite #228
Mississauga, Ontario L4V 1R9
Canada
Phone (647) 479-9828
Fax (905) 234-2120

I.	Subsidiary information.

Aptose has three subsidiaries: NuChem, a company incorporated under the laws of Ontario, Canada, Aptose USA, a company incorporated under the laws of Delaware, USA and Aptose Suisse GmbH a company incorporated under the laws of Zug, Switzerland. Aptose owns 80% of the issued and outstanding voting share capital of NuChem and 100% of the issued and outstanding voting share capital of Aptose USA and Aptose Suisse.

 Item 11. Qualitative and Quantitative Disclosures About Market Risk

Refer to notes 4 and 8 to the consolidated financial statements contained in Item 18.

We are exposed to significant market risks as outlined below.

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

Exchange Rate Sensitivity

The functional currency of the Company is the Canadian dollar. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and on cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on our results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $576 thousand (December 31, 2014- $50 thousand, May 31, 2014 - $18 thousand). Balances in foreign currencies are as follows:

	US$ Balances
	December 31,	December 31,	May 31,
(in thousands)	2015	2014	2014
Cash and cash equivalents	$5,000	$66	594
Accounts payable and accrued liabilities	(838)	(565)	(769)
Balance, end of period	$4,162	$(499)	$(175)

We do not have any forward exchange contracts to hedge this risk.

Limitations

The above discussion includes only those exposures that exist as of December 31, 2015, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See Item 3.D.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure controls and procedures.

As of the end of the year ended December 31, 2015, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer. Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2015. In management’s opinion, our internal control over financial reporting is effective as at December 31, 2015. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework of 2003 to evaluate the effectiveness of our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

(c)	Attestation report of the independent registered public accounting firm.

Because we are a non-accelerated filer and an “emerging growth company” under the rules of the SEC, this Annual Report is not required to include, and does not include, an attestation report of our independent registered public accounting firm with respect to our internal control over financial reporting.

(d)	Changes in internal control over financial reporting.

There has been no change in our internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Warren Whitehead, a director of the Company and the chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” within the meaning of applicable NASDAQ rules.

Item 16B. Code of Ethics

We have adopted a code of ethics, as such term is defined in Form 20-F, which applies to all of our officers, directors, employees and consultants. A copy of the code of ethics is available on our website at www.aptose.com or, without charge, upon written request from our Vice President of Finance at our offices located at 5955 Airport Road, Suite #228, Mississauga, Ontario L4V 1R9, Canada. There were no waivers granted under our code of ethics during the twelve months ended December 31, 2015.

Item 16C. Principal Accountant Fees and Services

KPMG LLP has served as our principal independent external auditor since October 1994. The total fees billed to us for professional services provided by KPMG LLP for the twelve months ended December 31, 2015 and seven months ended December 31, 2014 are as follows:

	Twelve Months Ended December 31, 2015	Seven Months Ended December 31, 2014
Audit Fees	$274,800	$157,440
Audit-Related Fees	$-	$-
Tax Fees	$180,789	$36,015
All Other Fees	$-	$-
Total	$455,589	$193,455

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

No services were provided by KPMG LLP under a de minimus exemption for the year ended December 31, 2015.

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

Shareholder Meeting Quorum Requirement: The NASDAQ minimum quorum requirement for a shareholder meeting under Section 5620(c) of the NASDAQ Marketplace Rules is one-third of the outstanding shares of common stock.  In addition, a company listed on NASDAQ is required to state a quorum requirement in its bylaws.  Our quorum requirement is set forth in our corporate bylaws.  A quorum for our shareholder meeting is not less than 25% of the outstanding shares of the Corporation entitled to be voted at such meeting present or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

Compensation Committee Mandate: NASDAQ will require compliance with the revised Rule 5605(d) for all companies following the company's first annual meeting occurring after January 15, 2014, or October 31, 2014, whichever is earlier. In our case this was following our August 19, 2014 annual general and special meeting. The changes to the rule include requiring the mandate of the Compensation Committee to include accountability to external advisors. The Compensation Committee Mandate does not currently include such requirements.

The foregoing is consistent with the laws, customs and practices in Canada and the rules of the TSX.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The consolidated financial statements of Aptose Biosciences Inc. are attached as follows:

Page

Independent Auditors’ Report of Registered Public Accounting Firm	F-1

Consolidated Statements of Financial Position as at December 31, 2015 and 2014	F-2

Consolidated Statements of Loss and Comprehensive Loss for the year ended December 31, 2015, seven months ended December 31, 2014 and year ended May 31, 2014	F-3

Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2015, seven months ended December 31, 2014 and year ended May 31, 2014	F-4

Consolidated Statements of Cash Flows for the twelve months ended December 31, 2015, seven months ended December 31, 2014 and twelve months ended May 31, 2014	F-5

Notes to Consolidated Financial Statements for the year ended December 31, 2015, seven months ended December 31, 2014 and year ended May 31, 2014	F-6

Item 19. Exhibits.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

APTOSE BIOSCIENCES INC.

By:	/s/ William G. Rice
Name: William G. Rice, PhD
Title: Chairman and Chief Executive Officer

Date: March 29, 2016

By:	/s/ Gregory K. Chow
Name: Gregory K. Chow
Title: Chief Financial Officer

Date: March 29, 2016

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Incorporation, Arrangement and Amendment (incorporated herein by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
1.2	By-law #2 of the Company (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
2.1	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company (incorporated herein by reference to Exhibit 99.10 to the Registrant’s Current Report on Form 6-K filed with the SEC on September 4, 2007)
2.2	Form of Promissory note and Warrant issued June 19, 2013 (incorporated herein by reference to Exhibit 2.25 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
2.3	Form of Convertible Promissory note issued September 26, 2013 (incorporated herein by reference to Exhibit 2.26 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
2.4	Underwriting Agreement dated November 22, 2013 in connection with the December 2013 public offering (incorporated herein by reference to Exhibit 2.27 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
2.5	Underwriting Agreement dated March 27, 2014 in connection with the April 2014 public offering (incorporated herein by reference to Exhibit 2.28 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
4.1	Share Option Plan as amended May 5, 2015 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
4.2	Stock Incentive Plan as adopted May 5, 2015 (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
4.2	Form of Officer and Director Indemnity Agreement (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on November 21, 2006)
4.3	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach (incorporated herein by reference from the Registration Statement on Form 20-FR filed with the SEC on March 4, 1992)
4.4

Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)

4.5	Amendment to the Employment agreement between the Company and Dr. William G. Rice dated August 19, 2014 (incorporated herein by reference to Exhibit 4.9A to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 4, 2015)
4.6	Executive Employment Agreement between the Company and Gregory K. Chow, dated November 29, 2013 (incorporated herein by reference to Exhibit 4.9.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
4.7	Executive Employment Agreement between the Company and Avanish Vellanki, dated November 29, 2013 (incorporated herein by reference to Exhibit 4.9.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
4.8	Sales Agreement between the Company and Cowen and Company, LLC, dated April 2, 2015 (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on April 6, 2015)
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 4, 2015)
11.2	Audit Committee Charter (incorporated herein by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 4, 2015)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Management Discussion and Analysis for the twelve months ended December 31, 2015

Consolidated Financial Statements of

aptose biosciences INC.

Year ending December 31, 2015, Seven month period ending

December 31, 2014, Year ending May 31, 2014

KPMG LLP
Bay Adelaide Centre	Telephone (416) 777-8500
333 Bay Street Suite 4600	Fax (416) 777-8818
Toronto ON M5H 2S5	Internet www.kpmg.ca
Canada

INDEPENDENT auditors’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptose Biosciences Inc.

We have audited the accompanying consolidated financial statements of Aptose Biosciences Inc., which comprise the consolidated statements of financial position as of December 31, 2015 and December 31, 2014, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2015, the seven-month period ended December 31, 2014 and the year ended May 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aptose Biosciences Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2015, the seven-month period ended December 31, 2014 and the year ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

March 29, 2016

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Aptose biosciences Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2015	2014
Assets

Current assets:
Cash and cash equivalents (note 4(a))	$11,503	$14,365
Investments (note 4(b))	8,245	16,180
Prepaid expenses and other assets	1,067	855
Total current assets	20,815	31,400

Non-current assets:
Equipment and intangibles (note 5)	434	200
Total non-current assets	434	200

Total assets	$21,249	$31,600

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$522	$256
Accrued liabilities	1,834	1,662
Convertible promissory notes (note 7)	-	410
Total current liabilities	2,356	2,328

Shareholders' equity:
Share capital (note 9):
Common shares	223,425	221,259
Equity portion of convertible
promissory notes (note 7)	-	64
Stock options (notes 9(e) and 10)	6,256	4,078
Contributed surplus (note 9(d))	22,037	21,653
Warrants (note 9(c))	84	501
Deficit	(232,909)	(218,283)
Total shareholders' equity	18,893	29,272

Total liabilities and shareholders' equity	$21,249	$31,600

See accompanying notes to consolidated financial statements.

Commitments, contingencies and guarantees (Note 15)

On behalf of the Board:

“Warren Whitehead”                           Director

“Bradley Thompson”                           Director

APTOSE Biosciences Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for per common share data)

Year ended December 31, 2015, 7 month period ended December 31, 2014 and

Year ended May 31, 2014

	12 months ended	7 months ended	12 months ended
	December 31,	December 31,	May 31,
	2015	2014	2014
		(note 17)	(note 17)
Revenue	$–	$–	$–
Expenses:
Research and development (notes 11)	6,254	2,404	3,015
General and administrative (note 12)	9,845	5,542	7,317
Operating expenses	16,099	7,946	10,332

Finance expense (note 13)	43	104	297
Finance income (note 13)	(1,516)	(279)	(76)
Net finance (income) expense	(1,473)	(175)	221

Net loss and total comprehensive loss for the period	$(14,626)	$(7,771)	$(10,553)

Basic and diluted loss per common share	$(1.23)	$(0.67)	$(2.02)

Weighted average number of common shares outstanding used in the calculation of (in thousands) (note 9(f)):
Basic and diluted loss per common share	11,906	11,605	5,216

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars)

Year ended December 31, 2015, 7 month period ended December 31, 2014 and Year ended May 31, 2014

	Share	Stock		Contributed	Equity portion
	capital	options	Warrants	surplus	of debt	Deficit	Total

Balance, December 31, 2014	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272
Exercise of warrants (note 9(c))	503	–	(155)	–	–	–	348
Exercise of stock options	1,215	(566)	–	–	–	–	649
Conversion of promissory notes (note 7)	438	–	–	54	(64)	–	428
Common shares issued under the ATM (note 9(b)(i))	10	–	–	–	–	–	10
Expiry of warrants	–	–	(262)	262	–	–	–
Stock-based compensation (note 10)	–	2,812	–	–	–	–	2,812
Expiry of stock options	–	(68)	–	68	–	–	–
Net loss for the period	–	–	–	–	–	(14,626)	(14,626)
Balance, December 31, 2015	$223,425	$6,256	$84	$22,037	$–	$(232,909)	$18,893

Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439
Exercise of warrants (note 9(c))	7,814	–	(1,166)	–	–	–	6,648
Exercise of stock options	345	(162)	–	–	–	–	183
Conversion of promissory notes (note 7)	162	–	–	8	(24)	–	146
Expiry of warrants	–	–	(190)	190	–	–	–
Stock-based compensation (note 10)	–	1,627	–	–	–	–	1,627
Expiry of stock options	–	(45)		45		–	–
Net loss for the seven month period	–	–	–	–	–	(7,771)	(7,771)
Balance, December 31, 2014	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

Balance, June 1, 2013	$174,522	$1,018	$2,421	$21,217	$–	$(199,959)	$(781)
Issuance of common shares (note 9(b)(ii))	6,927	–	350	–	–	–	7,277
Issuance of common shares (note 9(b)(i))	25,584	–	–	–	–	–	25,584
Issuance of warrants (note 9(b)(iii))	–	–	75	–	–	–	75
Issuance of convertible notes (note 7)	–	–	–	–	88	–	88
Exercise of warrants (note 9(c))	5,422	–	(964)	–	–	–	4,458
Exercise of options and DSU’s (note 9(g))	483	(18)	–	–	–	–	465
Expiry of warrants	–	–	(25)	25	–	–	–
Stock-based compensation (note 10)	–	1,826	–	–	–	–	1,826
Cancellation and forfeiture of stock options	–	(168)	–	168	–	–	–
Net loss for the year	–	–	–	–	–	(10,553)	(10,553)
Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	12 months ended	7 months ended	12 months ended
	December 31,	December 31,	May 31,
	2015	2014	2014
Cash flows from operating activities:
Net loss for the year	$(14,626)	$(7,771)	$(10,553)
Items not involving cash:
Stock-based compensation	2,812	1,627	1,826
Depreciation and amortisation	96	22	21
Interest income	(286)	(279)	(76)
Unrealized foreign exchange gain	(929)	–	–
Interest and accretion expense	43	58	259
Other	–	–	1
Change in non-cash operating
working capital (note 6)	226	(374)	(14)
Cash used in operating activities	(12,664)	(6,717)	(8,536)

Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9(b)(i) and (ii))	10	–	32,861
Exercise of warrants, options and DSU’s (note 9)	997	6,831	4,923
Issuance of convertible notes	–	–	600
Debt issuance costs	–	–	(40)
Issuance of promissory notes and loans	–	–	1,068
Repayment of promissory notes and loans	–	–	(1,068)
Interest paid on notes and loans	(25)	(30)	(129)
Cash provided by financing activities	982	6,801	38,215

Cash flows from investing activities:
Maturity (acquisition) of investments	7,935	(5,161)	(11,019)
Purchase of equipment	(330)	(204)	(22)
Interest received	286	279	76
Cash provided by (used in) investing activities	7,891	(5,086)	(10,965)

Effect of exchange rate fluctuations on cash
and cash equivalents held	929	–	–

Increase (decrease) in cash and cash equivalents	(2,862)	(5,002)	18,714

Cash and cash equivalents, beginning of year	14,365	19,367	653

Cash and cash equivalents, end of year	$11,503	$14,365	$19,367

Supplemental cash flow information (note 6)

See accompanying notes to consolidated financial statements.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

1.	Reporting entity:

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Mississauga, Ontario, Canada, L4V 1R9.

Aptose changed its name from Lorus Therapeutics Inc. effective August 28, 2014.

Effective July 17, 2014, the Company changed its fiscal year end from May 31 to December 31. As a result of that change, the current reporting fiscal period is for the twelve months ended December 31, 2015, while the prior year comparative periods are for the seven months ended December 31, 2014 and the twelve months ended May 31, 2014, and therefore are not directly comparable to the current twelve month period.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on March 29, 2016.

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

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

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

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company has deductible temporary differences which would create a deferred tax asset. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years and prior year research and development expenses not yet deducted for income tax purposes. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits , which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

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

The consolidated financial statements include the accounts of the Company its 80% owned subsidiary, NuChem Pharmaceuticals Inc. (“NuChem”), its 100% owned subsidiaries Aptose Biosciences Inc. USA (“Aptose USA”) and Aptose Suisse GmbH (“Aptose Suisse”). A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiaries are consistent with the Company's accounting policies. All intra-group transactions, balances, revenue and expenses are eliminated on consolidation.

(b)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at that date. Gains or losses resulting from the translation to Canadian dollars are presented in the statement of loss and comprehensive loss for the period within finance income or expense.

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

3.	Significant accounting policies (continued):

(d)	Financial assets and liabilities:

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

3.	Significant accounting policies (continued):

•	Level 3 - inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

(e)	Equipment:

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

3.	Significant accounting policies (continued):

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

The Company's claim for scientific research and experimental development ("SR&ED") deductions and related investment tax credits for income tax purposes are based on management's interpretation of the applicable legislation in the Income Tax Act (Canada). These amounts are subject to review and acceptance by the Canada Revenue Agency prior to collection.

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

3.	Significant accounting policies (continued):

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

The Company has a stock incentive plan pursuant to which the Board may grant stock-based awards comprised of restricted stock units or dividend equivalents to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Corporation or any affiliate. No units have been issued under this plan to date.

(j)	Loss per share:

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the year. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

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

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(n)	Standards and Interpretations Adopted in the Twelve Months Ended December 31, 2015:

No new accounting policies were adopted in the twelve months ended December 31, 2015.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

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

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on January 1, 2016. The impact of adoption of the amendments is not expected to have a material impact on the financial statements.

(ii) IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB issued IFRS 16 Leases. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The extent of the impact of adoption of the standard has not yet been determined.

4.	Capital disclosures:

The Company's objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

4.	Capital disclosures (continued):

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

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

In December 2014, Aptose filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to US$100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf provides the Company with additional flexibility when managing cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our Company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. The Base Shelf expires in December, 2017. The Base Shelf allowed the Company to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement (see Note 9). Aptose intends to use this equity arrangement as an additional option to assist in achieving the Company’s capital objectives. The ATM provides the Company with the opportunity to regularly raise capital on the Nasdaq Capital Market, at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

The Company is not subject to externally imposed capital requirements, and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $761 thousand (December 31, 2014 - $293 thousand) and funds deposited into high interest savings accounts totalling $10.742 million (December 31, 2014 - $14.072 million). The current interest rate earned on these deposits is between 0.2% and 0.75% (December 31, 2014 – 1.2-1.25%).

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

4.	Capital disclosures (continued):

(b) Investments:

As at December 31, 2015 and 2014, investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Investments include six investments (December 31, 2014 – twelve investments) with maturity dates from April 22, 2016 to June 19, 2016 (December 31, 2014 – April 22, 2015 to June 19, 2016), bearing an interest rate from 1.80% to 2.10% (December 31, 2014 – 1.50% to 2.10%) per annum.

5.	Equipment and intangible assets:

Equipment:
		Accumulated	Net book
December 31, 2015	Cost	depreciation	value

Equipment	$229	$34	$195
Computer hardware	49	20	29
Office furniture	61	9	52
Leasehold improvements	110	18	92
	$449	$81	$368

		Accumulated	Net book
December 31, 2014	Cost	depreciation	value

Equipment	$545	$481	$64
Computer hardware	36	14	22
Office furniture	38	37	1
Leasehold improvements	25	1	24
	$644	$533	$111

During the year ended December 31, 2015, the Company disposed of $476 thousand in fully depreciated equipment, $12 thousand in fully depreciated computer hardware and $37 thousand in fully depreciated furniture no longer in use.

During the seven months ended December 31, 2014, the Company disposed of $1.5 million in fully depreciated equipment, $437 thousand in fully depreciated computer hardware and $147 in fully depreciated office furniture no longer in use.

Intangible assets:
		Accumulated	Net book
December 31, 2015	Cost	amortization	value

Computer software	$105	$39	$66
	$105	$39	$66

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

5.	Equipment and intangible assets (continued):

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Computer software	$105	$16	$89
	$105	$16	$89

During the seven months ended December 31, 2014, the Company disposed of $325 thousand in fully amortized computer software.

6.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	12 months	7 months	12 months
	ended	ended	ended
(in thousands)	Dec 31, 2015	Dec 31, 2014	May 31,2014

Prepaid expenses and other assets	$(212)	$(360)	$(130)
Accounts payable	266	(393)	(64)
Accrued liabilities	172	379	180
Balance, end of period	$226	$(374)	$(14)

During the year ended December 31, 2015, the Company incurred and paid interest on the convertible promissory notes described in note 7 of $25 thousand. In addition the Company recorded accretion expense of $18 thousand as described in note 7. The notes were all converted by September 30, 2015.

During the seven months ended December 31, 2014, the Company incurred interest on the convertible promissory notes described in note 7 of $30 thousand of which $3 thousand was accrued and unpaid at December 31, 2014. The interest accrues at a rate of 10% per annum and is paid quarterly. In addition the Company recorded accretion expense of $28 thousand as described in note 7.

During the year ended May 31, 2014, the Company paid $75 thousand in interest expense on $918 thousand in promissory notes and recorded accretion expense of $100 thousand related to the same promissory notes. These notes and all unpaid interest were repaid in April 2014. The interest accrued at a rate of 10% per annum. In addition the Company incurred interest in the year ended May 31, 2014 on certain loan agreements and convertible promissory notes described in note 7 of $51 thousand of which $14 thousand was accrued and unpaid at May 31, 2014. The Company also recorded $33 thousand of accretion expense related to the convertible promissory notes. Interest accrued at a rate of 10% per annum and was paid quarterly. The loan agreements and all interest accrued thereon were repaid in April 2014. The Company also paid interest of $3 thousand at a rate of 10% per annum to the withheld pay of employees. All amounts withheld from employees had been repaid by December 2013.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

7.	Convertible promissory notes payable:

In September 2013, the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand. Each convertible promissory note consisted of a $1 thousand principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $3.60. The promissory notes bore interest at a rate of 10% per annum, payable quarterly and were due September 26, 2015.

The promissory notes were a compound financial instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component upon issuance was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represented the estimated borrowing cost to the Company for similar promissory notes with no conversion feature. The residual value of $88 thousand was allocated to the conversion feature.

Subsequent to initial recognition, the promissory notes were accounted for at amortized cost using the effective interest rate method. The Company incurred costs associated with the financing of $17 thousand. These costs along with the adjustment for the conversion feature were being accreted using the effective interest rate method over the 24 month life of the notes.

During the year ended December 31, 2015, all of the outstanding promissory notes were converted into common shares of the Company.

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	December 31,
	2015	2014

Financial assets:
Cash and cash equivalents, consisting of high interest savings account, measured at amortized cost	$11,503	$14,365
Investments, consisting of guaranteed investment certificates, measured at amortized cost	8,245	16,180

Financial liabilities:
Accounts payable, measured at amortized cost	522	256
Accrued liabilities, measured at amortized cost	1,834	1,662
Convertible promissory notes, measured at amortized cost	-	410

At December 31, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

8. Financial instruments (continued):

(b)	Financial risk management:

The Company has exposure to credit risk, liquidity risk, foreign currency risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

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

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any interest bearing liabilities subject to interest rate fluctuations.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

8. Financial instruments (continued):

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $576 thousand (December 31, 2014- $50 thousand, May 31, 2014 - $18 thousand). Balances in foreign currencies are as follows:

	US$ Balances
	December 31,		May 31,
(in thousands)	2015	2014	2014

Cash and cash equivalents	$5,000	$66	594
Accounts payable and accrued liabilities	(838)	(565)	(769)
Balance, end of period	$4,162	$(499)	$(175)

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

9.	Share capital (continued):

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, May 31, 2013	3,521	$174,522	2,262	$2,421
Expiry of broker warrants	-	-	(16)	(25)
Issuance of warrants (b)(iv)	-	-	76	75
Warrant exercises	868	5,422	(868)	(964)
Finders warrants	-	-	103	-
Option exercises	6	39	-	-
December equity offering and
overallotment (b)(iii)	1,220	6,927	73	350
April equity offering and
overallotment (b)(ii)	4,708	25,584	-	-
DSU exercise	65	444	-	-
Balance, May 31, 2014	10,388	$212,938	1,630	$1,857
Warrant exercises	1,231	7,814	(1,231)	(1,166)
Warrant expiry	-	-	(190)	(190)
Option exercises	36	345	-	-
Promissory note conversion	45	162	-	-
Balance, December 31, 2014	11,700	$221,259	209	$501
Warrant exercises	81	503	(81)	(155)
Warrant expiry	-	-	(55)	(262)
Option exercises	143	1,215	-	-
Common shares under the ATM(b)(i)	2	10	-	-
Promissory note conversion	122	438	-	-
Balance, December 31, 2015	12,048	$223,425	73	$84

(b)	Equity issuances:

(i) At-The-Market (“ATM”) Facility

On April 2, 2015, we entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the twelve months ended December 31, 2015, the Company issued 1,504 common shares under the ATM at a price of US$5.20 per share for gross proceeds of approximately Cdn $10 thousand.

(ii) April 2014 Public Equity Offering and Overallotment

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

9.	Share capital (continued):

million. The total costs associated with the transaction were approximately $2.7 million which includes a cash commission of $2.0 million based on 7% of the gross proceeds received as part of the offering.

(iii) December 2013 Public Equity Offering and Overallotment

In December 2013, Aptose completed a public offering of common shares. Aptose issued 1,060,833 (pre-consolidation 12,730,000) common shares at a price of $6.60 (pre-consolidation $0.55) per common share and an additional 159,125 (pre-consolidation 1,909,500) common shares upon the exercise of the overallotment option for aggregate gross proceeds of $8.1 million.

The total costs associated with the transaction were approximately $1.1 million which include a cash commission of $483 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 73,198 (pre-consolidation 878,370) broker warrants with an estimated fair value of $350 thousand. The fair value of these warrants was determined using the Black Scholes model with a 24 month time to maturity, an assumed volatility of 130% and a risk free interest rate of 1.5%. Each broker warrant was exercisable into one common share of the Company at a price of $6.60 (pre-consolidation $0.55) for a period of twenty four months following closing of the offering.

(iv) June 2013 Private Placement

In June 2013, the Company completed a private placement of units (“Units” in this section) at a price of $1 thousand per unit, for aggregate gross proceeds of $918 thousand.

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

9.	Share capital (continued):

(c)	Warrants:

Warrants exercised during the twelve months ended December 31, 2015:

(in thousands)	Number	Proceeds
August 2011 warrants (i)	16	$86
June 2013 private placement warrants (ii)	47	141
December 2013 broker warrants (iii)	18	121
Total	81	$348

In addition to the cash proceeds received, the original fair value related to these warrants of $155 thousand was transferred from warrants to share capital. This resulted in a total amount of $503 thousand credited to share capital.

Warrants exercised during the seven months ended December 31, 2014:

(in thousands)	Number	Proceeds
August 2011 warrants (i)	8	$48
June 2012 private placement warrants (iv)	1,223	6,600
Total	1,231	$6,648

In addition to the cash proceeds received the original fair value related to these warrants of $1.2 million was transferred from warrants to share capital. This resulted in a total amount of $7.8 million credited to share capital.

Warrants exercised during the year ended May 31, 2014:

(in thousands)	Number	Proceeds

August 2011 warrants (i)	327	$1,764
June 2012 private placement warrants (iv)	409	2,210
June 2012 finder warrants	103	396
June 2013 private placement warrants (iii)	29	88
Total	868	$4,458

In addition to the cash proceeds received the original fair value related to these warrants of $964 thousand was transferred from warrants to share capital. This resulted in a total amount of $5.4 million credited to share capital.

Summary of outstanding warrants:

	December 31,	December 31,
(in thousands)	2015	2014

August 2011 warrants (i)	73	89
June 2013 private placement warrants (ii)	-	47
December 2013 broker warrants (iii)	-	73
Number of warrants outstanding, end of year	73	209

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

9.	Share capital (continued):

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $5.40 and expire in August 2016.

(ii)	June 2013 private placement warrants were exercisable into common shares of Aptose at a price per share of $3.00 and expired in June 2015.

(iii)	December 2013 broker warrants were exercisable into common shares of Aptose at a price per share of $6.60 and expired in December 2015.

(iv)	June 2012 private placement warrants were exercisable into common shares of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expired on June 8, 2014

(d)	Continuity of contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	12 months	7 months	12 months
	ended	ended	ended
(in thousands)	Dec 31, 2015	Dec 31, 2014	May 31,2014

Balance, beginning of period	$21,653	$21,410	$21,217
Expiry of warrants (c)	262	190	25
Expiry of stock options	68	45	65
Conversion of promissory notes	54	8	-
Cancellation of stock options	-	-	103
Balance, end of period	$22,037	$21,653	$21,410

(e)	Continuity of stock options:

	12 months	7 months	12 months
	ended	ended	ended
(in thousands)	Dec 31, 2015	Dec 31, 2014	May 31,2014

Balance, beginning of period	$4,078	$2,658	$1,018
Stock option expense	2,812	1,627	1,826
Exercise of stock options	(566)	(162)	(18)
Expiry of stock options	(68)	(45)	(65)
Cancellation of stock options	-	-	(103)
Balance, end of period	$6,256	$4,078	$2,658

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

9.	Share capital (continued):

(f)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2015 of 11.906 million, the seven months ending December 31, 2014 of 11.605 million and the year ending May 31, 2014 of 5.216 million, calculated as follows:

	Year ended	7 months ended	Year ended
(in thousands)	Dec 31, 2015	Dec 31, 2014	May 31,2014

Issued common shares beginning of period	11,700	10,388	3,521
Effect of ATM issuances	-	-	-
Effect of April 2014 public offering	-	-	785
Effect of December 2013 public offering	-	-	597
Effect of warrant exercises	49	1,200	301
Effect of option and DSU exercises	103	4	12
Effect of promissory note conversions	54	13	-
Balance, end of period	11,906	11,605	5,216

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(g)	Deferred share unit plan:

As at December 31, 2015 nil deferred share units are outstanding (December 31, 2014 – nil, May 31, 2014 – nil). 65,000 common shares of the Company were issued in April 2014 in satisfaction of the outstanding deferred share unit liability. The shares issued had a fair value of $444 thousand.

10.	Stock-based compensation:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 17.5% of the total number of outstanding common shares, estimated at 2,108,000 options, rights and other entitlements as at December 31, 2015. Options are granted at the fair market value of the common shares on the closing trading price of the Company's stock on the day prior to the grant if the grant is made during the trading day or the closing trading price on the day of grant if the grant is issued after markets have closed. Options vest at various rates (immediate to four years) and have a term of 10 years. Stock option transactions for the twelve month period ended December 31, 2015, the seven month period ended December 31, 2014 twelve months ended May 31, 2014 are summarized as follows:

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

10.	Stock-based compensation (continued):

Option numbers are in (000’s)

		Year ended
	December 31, 2015
		Weighted
		average
		exercise
	Options	price

Outstanding, beginning of period	1,374	$5.95
Granted	478	6.92
Exercised	(143)	4.53
Forfeited/Expired	(20)	9.85
Outstanding, end of the period	1,689	6.31

Option numbers are in (000’s)

	7 months ended		Year
	December 31, 2014		May 31, 2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	824	$6.22	280	$5.50
Granted	604	5.57	573	6.63
Exercised	(36)	5.14	(6)	3.70
Forfeited	(18)	6.96	(3)	22.16
Cancelled	-	-	(20)	6.00
Outstanding, end of year	1,374	5.95	824	6.22

The following table summarizes information about stock options outstanding at December 31, 2015:

Option numbers are in (000’s)

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$2.16 - $ 5.49	266	7.7	$4.26	188	$3.85
$5.50 - $ 5.85	477	8.3	5.70	257	5.70
$5.86 - $ 6.87	354	8.5	6.24	134	6.00
$6.88 - $ 6.98	343	9.4	6.96	3	6.96
$6.99 - $118.80	249	7.9	8.85	203	9.22
	1,689	8.4	6.31	785	6.23

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

10.	Stock-based compensation (continued):

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period:

	Year ended	7 months ended	Year ended
	Dec 31, 2015	Dec 31, 2014	May 31,2014

Exercise price	$6.77-7.14	$5.16-5.70	$3.48-9.36
Grant date share price	6.77-7.14	5.16-5.70	3.48-9.36
Risk-free interest rate	0.75-1.5%	1.5%	1.5-3%
Expected dividend yield	-	-	-
Expected volatility	103-113%	53-122%	125-135%
Expected life of options	5 years	3 months-	5 years
5 years
Weighted average fair value of options
granted or modified during the period	$5.34	$4.56	$6.60

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the twelve months ended December 31, 2015, consist of 128,000 options that vest 50%, 25% and 25% on each of the next three anniversaries and 350,000 options that vest 50% on the first anniversary and 16.67% on each of the next three anniversaries (total four year vesting).

Stock options granted by the Company during the seven months ended December 31, 2014 vest 50% upon the first anniversary and 25% on each of the second and third anniversaries.

Stock options granted by the Company during the year ended May 31, 2014 consisted of 151,708 options which vested immediately, 70,833 options that vested 50% upon issuance and 25% on each of the next two anniversaries, 276,667 options which vest 50%, 25% and 25% on each of the next three anniversaries, 70,833 options which vest in equal installments over 36 months and 3,125 options which vest in October 2014.

Refer to note 11 and 12 for a breakdown of stock option expense by function.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

11.	Research and Development:

Components of research and development expense are as follows:

	Year ended	7 months ended	Year ended
	December 31,	December 31,	May 31,
	2015	2014	2014

Research and Development costs	$6,015	$2,371	$2,287
Severance costs to a former officer	-	-	326
Deferred share unit costs	-	-	90
Stock-based compensation	210	29	296
Depreciation of equipment	29	4	16
	$6,254	$2,404	$3,015

12.	General and Administrative:

Components of general and administrative expenses:

	Year ended	7 months ended	Year ended
	December 31,	December 31,	May 31,
	2015	2014	2014
		(note 17)	(note 17)

General and administrative excluding salaries	$4,327	$2,421	$2,620
Salaries	2,849	1,505	2,217
Severance costs to a former officer	-	-	762
Deferred share unit costs	-	-	183
Stock-based compensation	2,602	1,598	1,530
Depreciation of equipment and amortisation	67	18	5
	$9,845	$5,542	$7,317

13.	Finance income and expense:

Components of finance income:

	Year ended	7 months ended	Year ended
	December 31,	December 31,	May 31,
	2015	2014	2014

Interest income	$286	$279	$76
Foreign exchange gain on cash and
cash equivalents	1,230	-	-
	$1,516	$279	$76

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

13.	Finance income and expense (continued):

Components of finance expense:

	Year ended	7 months ended	Year ended
	December 31,	December 31,	May 31,
	2015	2014	2014
		(note 17)	(note 17)

Interest expense	$25	$30	$129
Accretion expense	18	28	130
Foreign exchange loss on cash and
cash equivalents	-	46	38
	$43	$104	$297

14.	Related party transactions:

In March 2015, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2016 for an annual fee of US$154,456 to be paid to UCSD in monthly installments.

This transaction is in the normal course of business and will be measured at the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consists of the members of the Board of Directors along with the officers of the Company. For the year ended December 31, 2015, and for the seven month period ended December 31, 2014, the officers were the Chairman, President and Chief Executive Officer, the Chief Financial Officer as well as the Chief Business Officer. For the twelve months ended May 31, 2014, the officers were the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Business Officer as well as the Director of Finance, the former Vice President of Research and the former President and Chief Operating Officer.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

14.	Related party transactions (continued):

Officer compensation:

	12 months	7 months	12 months
	ended	ended	ended
	December 31,	December 31,	May 31,
	2015	2014	2014

Salaries and short-term employee benefits	$1,863	$1,029	$2,357
Severance payment	-	-	1,088
Deferred share units	-	-	273
Stock-based compensation	2,101	1,452	1,475

	$3,964	$2,481	$5,193

Director compensation:

	12 months	7 months	12 months
	ended	ended	ended
	December 31,	December 31,	May 31,
	2015	2014	2014

Directors' fees	$328	$118	$386
Stock-based compensation	307	117	179

	$635	$235	$565

Included in accounts payable and accrued liabilities at December 31, 2015 is $13 thousand (December 31, 2014 – $29 thousand, May 31, 2014 - $268 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

15.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years	Total

Operating leases	$587	$907	$319	$1,813

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

15.	Commitments, contingencies and guarantees (continued):

(b)	Other contractual commitments:

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts will result in future payment commitments of up to approximately $4 million over the related service period. Of this amount, $544 thousand has been paid and $574 thousand has been accrued at December 31, 2015. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement with the Moffitt Cancer Centre, the Company has future contingent milestones payable totalling US$9 million relating to the first patient dosed in a phase I, II and III clinical trial and regulatory and commercial milestones totalling US$16 million. The Company does not anticipate making any payments under this license agreement in 2016. Under the Laxai-Avanti Life Science agreement the Company has total future contingent milestones payable of US$5.3 million related to certain research achievements as well as upon the first patient dosed in a phase I, II and III clinical trial and regulatory milestones totalling US$5 million. The Company expects to make payments totalling US$300 thousand under this agreement in 2016.

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

16.	Income taxes:

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate of approximately 26.5% (December 31, 2014 – 26.5%, May 31, 2014 - 26.5%) are as follows:

	Year ended	7 months ended	Year ended
	December 31,	December 31,	May 31,
	2015	2014	2014

Loss before income taxes	$(14,626)	$(7,771)	$(10,553)
Statutory Canadian corporate tax rate	26.5%	26.5%	26.5%

Anticipated tax recovery	$(3,876)	$(2,059)	$(2,797)
Non-deductible permanent differences	754	441	599
Change in deferred tax benefits deemed not probable to be recovered	3,255	1,643	2,839
Undeducted financing costs	-	-	(730)
Other	(133)	(25)	89
	$-	$–	$–

The Company has undeducted research and development expenditures, totaling $25.8 million that can be carried forward indefinitely.  The Company also has non-refundable federal investment tax credits of approximately $5.5 million which are available to reduce future federal taxes payable and begin to expire in 2019, as well as non-refundable Ontario research and development tax credits of approximately $537 thousand which are available to reduce future Ontario taxes payable and begin to expire in 2028.

In addition, the Company has non-capital loss carryforwards of $42.2 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2026	$11
2027	4,349
2028	3,744
2029	657
2030	2,907
2031	2,581
2032	3,479
2033	7,513
2034	5,756
2035	11,160
$42,157

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2015, Seven Months ended December 31, 2014 and

Year ended May 31, 2014

16.	Income taxes (continued):

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2015	2014

Net operating losses carried forward	$11,209	$8,148
Research and development expenditures	6,845	6,478
Equipment book over tax depreciation	490	459
Intangible asset	3,097	3,097
Undeducted financing costs	389	740
Ontario Research and Development Tax Credit	537	442
Cumulative eligible capital	398	346
Unrecognized deferred tax asset	$22,965	$19,710

17.	Comparative figures:

Certain comparative figures in the seven months ended December 31, 2014 and year ended May 31, 2014 have been reclassified in order to conform to the presentation in the current year.

In the seven months ended December 31, 2014, $46 thousand was deducted from general and administrative expense and reclassified to finance expense. This $46 thousand related to foreign exchange losses on cash and cash equivalent balances.

In the year ended May 31, 2014, $38 thousand was deducted from general and administrative expense and reclassified to finance expense. This $38 thousand related to foreign exchange losses on cash and cash equivalent balances.

