Form 20-F
period 2016-12-31
Aptose Biosciences Inc.
filed 2017-03-30
CIK 882361

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

Gregory Chow

Chief Financial Officer

5955 Airport Road, Suite #228

Mississauga, Ontario

L4V 1R9

Canada

Telephone: (647) 479-9828

Facsimile: (905) 234-2120

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares	NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value, at December 31, 2016: 15,721,388

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

2

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

On August 28, 2014 (the “Name Change Date”), we changed our name from Lorus Therapeutics Inc. to Aptose Biosciences Inc. In this Annual Report on Form 20-F, all references to “Aptose”, the “Company”, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date, Lorus Therapeutics Inc. after the Arrangement Date and Aptose Biosciences Inc. after the Name Change Date. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F dated as of March 28, 2017 for the twelve months ended December 31, 2016.

We use the Canadian dollar as our reporting and functional currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information - Exchange Rate Information” for more detailed currency and conversion information. Our consolidated financial statements, which form part of this Annual Report, are presented in Canadian dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

On October 1, 2014, we consolidated our outstanding Common Shares on the basis of one post-consolidation Common Share for each twelve pre-consolidation Common Shares. Historical trading prices and volumes disclosed are on a post-consolidated basis and reflect the one for twelve.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our business strategy;

•	our clinical development plans;

•	our plans to secure strategic partnerships to assist in the further development of our product candidates and to build our pipeline;

•	our plans to conduct clinical trials and pre-clinical programs;

•	our reliance on external contract research/manufacturing organizations for certain activities;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;

•	potential exposure to legal actions and potential need to take action against other entities.

•	our plans, objectives, expectations and intentions; and

•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, “hope” and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to significant risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our lack of product revenues and history of operating losses;

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	our ability to recruit patients for clinical trials;

•	the progress of our clinical trials;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain and maintain patent protection;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our reliance on external contract research/manufacturing organizations for certain activities;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	potential exposure to legal actions and potential need to take action against other entities;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), and those which are discussed under the heading “Item 3. Key Information—D. Risk Factors” in this document.

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

The following table presents a summary of our consolidated statements of operations derived from our audited consolidated financial statements for the fiscal years ended December 31, 2016 and 2015, the seven months ended December 31, 2014 and fiscal years ended May 31, 2014 and 2013.

Consolidated statements of operations data

(In thousands, except per share data)
		December 31, 2016		December 31, 2015		December 31, 2014		May 31, 2014		May 31, 2013
In accordance with IFRS
Revenue	$	─	$	─	$	─	$	─	$	─
Research and development		$10,322		$6,254		$2,404		$3,015		$3,317
General and administrative		$8,344		$9,845		$5,542		$7,317		$2,257
Operating expenses		$18,666		$16,099		$7,946		$10,332		$5,589
Finance expense		$66		$43		$104		$297		$21
Finance income		$(105)		$(1,516)		$(279)		$(76)		$(30)
Net loss		$(18,627)		$(14,626)		$(7,771)		$(10,553)		$(5,565)
Basic and diluted loss per Common Share (post-consolidation)		$(1.46)		$(1.23)		$(0.67)		$(2.02)		$(1.58)
Weighted average number of Common Shares outstanding (post-consolidation)		12,743		11,906		11,605		5,216		3,521

The following table presents a summary of our consolidated balance sheets as at December 31, 2016, 2015 and 2014, May 31, 2014 and 2013.

Consolidated balance sheet data

(In thousands,)			As at December 31
		2016	2015	2014	2014		2013
In accordance with IFRS
Cash and cash equivalents		$10,662	$11,503	$14,365	$19,367		$653
Investments	$	─	$8,245	$16,180	$11,019	$	─
Total assets		$11,610	$21,249	$31,600	$30,899		$1,035
Total liabilities		$1,770	$2,356	$2,328	$2,460		$1,816
Total shareholders’ equity (deficit)		$9,840	$18,893	$29,272	$28,439		$(781)
Number of Common Shares outstanding (post- consolidation)		15,721	12,048	11,700	10,388		3,521
Dividends paid on Common Shares		─	─	─	─		─

Exchange Rate Information

The following table sets out the average exchange rates of CDN$1.00 for US$1.00 for the following periods as taken from the Bank of Canada’s website.

Period	Average Close
Fiscal Year Ended December 31, 2016	1.3256
Fiscal Year Ended December 31, 2015	1.2787
Seven Months Ended December 31, 2014	1.1080
Fiscal Year Ended May 31, 2014	1.0662
Fiscal Year Ended May 31, 2013	1.0042
Fiscal Year Ended May 31, 2012	1.0005

The following table sets forth the high and low exchange rates of CDN$1.00 for US$1.00 for each month during the previous six months.

Period	High	Low
February 2017	$1.3428	$1.3004
January 2017	$1.3438	$1.3030
December 2016	$1.3556	$1.3120
November 2016	$1.3582	$1.3337
October 2016	$1.3403	$1.3104
September 2016	$1.3248	$1.2843

On March 27, 2017, the noon buying rate of CDN$1.00 for US$1.00, as per the Bank of Canada, was CDN$1.00 = US$1.3368.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

We have not been profitable since our inception in 1986. We reported net losses of $18.7 million in the fiscal year ended December 31, 2016, $14.6 million in the fiscal year ended December 31, 2015, $7.8 million in the 7 months ended December 31, 2014 and $10.6 million in the fiscal year ended May 31, 2014, and as of December 31, 2016, we had an accumulated deficit of $252 million.

We have not generated any significant revenue to date and it is possible that we will never have sufficient product sales revenue (if any) to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates APTO-253 or CG’806 as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

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

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our clinical candidate APTO-253 began enrolment in a Phase I clinical trial in patients with relapsed or refractory hematologic malignancies and was placed on clinical hold by the United States Food and Drug Administration (“FDA”) following a voluntary suspension of dosing by us. We are currently working with the FDA to have such hold lifted but significant additional funding or a partnership will be necessary to complete, if required, Phase II or Phase III clinical trials. Such funding for our product candidates may be difficult, or impossible to raise in the public or private markets or through partnerships. If funding or partnerships are not readily attainable, the development of our product candidates may be significantly delayed or stopped altogether. The announcement of a delay or discontinuation of development would likely have a negative impact on our share price.

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

Our need for capital may require us to:

•	engage in equity financings that could result in significant dilution to existing investors;
•	delay or reduce the scope of or eliminate one or more of our development programs;
•	obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves;
•	license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;
•	utilize investigator-sponsored or government-sponsored clinical trials that are not under our control;
•	collaborate with academic groups that have the ability to publish findings with our product candidates without our ability to prevent such publications;
•	considerably reduce operations; or
•	cease our operations.

Delays in clinical testing could result in delays in commercializing our product candidates and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The recommencement and completion of clinical trials for our products, including the APTO-253 phase I clinical trial and the IND submission for CG’806, may be delayed for a number of reasons, including delays related, but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
•	patients failing to enroll or remain in our trials at the rate we expect;
•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;
•	any changes to our manufacturing process that may be necessary or desired;
•	delays or failure to obtain GMP-grade clinical supply from contract manufacturers of our products necessary to conduct clinical trials;
•	product candidates demonstrating a lack of safety or efficacy during clinical trials;
•	patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials;
•	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
•	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
•	competing clinical trials and scheduling conflicts with participating clinicians;
•	clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
•	failure of our contract research organizations, or CROs, to satisfy their contractual duties or meet expected deadlines;

•	inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
•	one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
•	failure to reach agreement on acceptable terms with prospective clinical trial sites.

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

We contracted with multiple CMOs for the manufacture of APTO-253 and CG’806 to supply drug supply and then drug product for our clinical trials. The synthesis of CG’806 drug supply is challenging from a scale-up synthetic chemistry perspective. The formulation and manufacture of APTO-253 is a complex process with many variables involved. We pre-qualified CMOs to have the capacity, the systems and the experience to supply CG’806 and APTO-253 for our clinical trials. We have qualified the manufacturing facilities and the FDA has also performed site audits for our selected CMOs. In spite of the efforts to prequalify CMOs, delays and errors may occur, and any such manufacturing failures, delays or compliance issues could cause delays in the completion of our clinical trial programs.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have contracted with alternate suppliers in the event our current CMOs are unable to scale up production, or if our current CMOs otherwise experience any other significant problems in the manufacture of CG’806 and APTO-253. However, it is possible that all third-party manufacturing sources may experience failure or delays and may demand commercially unreasonable terms, which may lead to further delays in the development of our product candidates. Further, contract manufacturers must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

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

Our preclinical studies and clinical trials may not generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected. For example, our Phase Ib clinical trial of APTO-253 in patients with AML was placed on clinical hold by the FDA in November 2015 and since that time the Company has encountered manufacturing setbacks which have further delayed the return of APTO-253 to the clinic. There can be no assurance that the clinical hold will be lifted by the FDA, that the Company will have the resources, or that we will decide, to continue the development of APTO-253. Even if the Phase Ib of APTO-253 is continued, there is a long development path ahead that will take many years to complete and is prone to the risks of failure or delays inherent in drug development. Likewise, our CG’806 product candidate has not yet entered clinical trials and it is expected to undergo many years of testing and regulatory examinations prior to any potential regulatory approvals.

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

The loss of Dr. William G. Rice, our Chairman, President and Chief Executive Officer, or other key members of our staff, including Gregory Chow, our Senior Vice President and Chief Financial Officer, could harm us. We have employment agreements with Dr. Rice and Mr. Chow, although such employment agreements do not guarantee their retention. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into contractual agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

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

We may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations or in-licensing one or more product candidates. For example, in June 2016, we entered into a definitive agreement with South Korean company, CrystalGenomics, Inc. (CG), granting Aptose an exclusive option to research, develop and commercialize CG026806 (CG’806) in all countries of the world except Korea and China, for all fields of use.

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

Until such time, if ever, that further patents are issued to us, we will rely upon the law of trade secrets to the extent possible given the publication requirements under international patent treaty laws and/or requirements under foreign patent laws to protect our technology and our products incorporating the technology. In this regard, we have adopted certain confidentiality procedures. These include: limiting access to confidential information to certain key personnel; requiring all directors, officers, employees and consultants and others who may have access to our intellectual property to enter into confidentiality agreements which prohibit the use of or disclosure of confidential information to third parties; and implementing physical security measures designed to restrict access to such confidential information and products. Our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success. The procedures adopted by us to protect the confidentiality of our technology may not be effective, third parties may gain access to our trade secrets or our trade secrets or those of our collaborators may be independently discovered by others. Our collaborators, employees and consultants and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights or obtain adequate compensation for the damages caused by unauthorized disclosure or use of our trade secrets or know how. Further, by seeking patent protection in various countries, it is inevitable that a substantial portion of our technology will become available to our competitors, through publication of such patent applications.

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

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize APTO-253 or CG’806. In addition, third parties may assert infringement or other intellectual property claims against us. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license third-party technology, a license under such patents and patent applications may not be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology. We may also need to bring claims against others who we believe are infringing our rights in order to become or remain competitive and successful. Any such claims can be time consuming and expensive to pursue.

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

If we cannot negotiate collaboration, license or partnering agreements, we may never achieve profitability and we may not be able to continue to develop our product candidates. Continuing Phase Ib, and commencing Phase II and Phase III clinical trials for APTO-253 would require significant amounts of funding and such funding may not be available to us.

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

Data security incidents and privacy breaches could result in important remediation costs, increased cyber security costs, litigation and reputational harm.

Cyber security incidents can result from deliberate attacks or unintentional events. Cyber-attacks and security breaches could include unauthorized attempts to access, disable, improperly modify or degrade the Company’s information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” emails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-attacks in particular vary in technique and sources, are persistent, frequently change and are increasingly more targeted and difficult to detect and prevent against. Our network security and data recovery measures and those of third parties with which we contract, many not be adequate to protect again cyber-attacks.

Disruptions due to cyber security incidents could adversely affect Aptose’s business. In particular, a cyber security incident could result in the loss or corruption of data from Aptose’s research and development activities, including clinical trials, which may cause significant delays to some or all of the Company’s clinical programs. Also, the Company’s trade secrets, including unpatented know-how, technology and other proprietary information could be disclosed to competitors further to a breach, which would harm the Company’s business and competitive position. We expect that risks and exposures related to cyber security attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. While we have invested in the protection of data and information technology, there can be no assurance that our efforts to implement adequate security measures would be sufficient to protect the Company against cyber-attacks.

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

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors affecting our Common Share price include but are not limited to:

•	our ability to continue as a going concern;
•	our ability to raise additional capital;
•	the progress of our pre-clinical and clinical trials;
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and investments held by us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop;
•	shareholder interest in our Common Shares; and
•	low liquidity in the daily trading volume of our Common Shares.

Future sales of our Common Shares by us or by our existing shareholders could cause our share price to fall.

The issuance of Common Shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our Common Shares. Sales by existing shareholders of a large number of our Common Shares in the public market and the issuance of Common Shares in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our Common Shares to decline and have an undesirable impact on our ability to raise capital.

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

We are a corporation existing under the laws of Canada. Some of our directors and officers, and many of the experts named in this Annual Report and the documents incorporated by reference into this Annual Report, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our Common Shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or “blue sky” laws.

We are likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2016 and based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market value of our assets, the Company expects to be a PFIC for the current tax year ending December 31, 2017 and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that we do not intend to satisfy record keeping requirements that apply to a qualified electing fund, and we do not intend to supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders should assume that they will not be able to make a QEF election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more;

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

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

Aptose Biosciences is a science-driven biotechnology company advancing highly differentiated agents to treat unmet medical needs in life-threatening cancers, such as acute myeloid leukemia (AML), high-risk myelodysplastic syndromes (MDS) and other hematologic malignancies. Based on insights into the genetic and epigenetic profiles of certain cancers and patient populations, Aptose is building a pipeline of novel and targeted oncology therapies directed at dysregulated processes and signaling pathways in cancer cells, and this strategy is intended to optimize efficacy and quality of life by minimizing the cytotoxic side effects associated with conventional therapies. Our product pipeline includes cancer drug candidates that exert potent activity as stand-alone agents and that enhance the activities of other anticancer agents without causing overlapping toxicities. Indeed, we believe our targeted products can emerge as first-in-class or best-in-class agents that deliver single agent benefit and may serve as part of a combination therapeutic strategy for specific populations of cancer patients.

We believe the future of cancer treatment and management lies in the prospective selection and treatment of patients having malignancies that are genetically or epigenetically predisposed to response based on a drug’s unique mechanism of action. We are of the view that many drugs currently approved for the treatment and management of cancer are not selective for the specific genetic alterations (targets) that cause the patient’s tumor and hence lead to significant toxicities due to off-target effects. Aptose’s strategy is to develop agents that target underlying disease-promoting mutations or altered pathways within a patient population, and we intend to apply this strategy across several therapeutic indications in oncology, including hematologic malignancies and solid tumor indications.

Aptose Biosciences has two preclinical/clinical-stage programs, and a third program that is discovery-stage and positioned for partnering. Aptose’s pan-FLT3 / BTK program, CG’806, is currently in preclinical development and moving toward IND submission, with anticipation of commencing a Phase 1 trial the first half of 2018. APTO-253 is Aptose’s second program and at the Phase 1b clinical stage for the treatment of patients with relapsed / refractory blood cancers, including AML and high-risk MDS under an IND allowed by the U.S. FDA to evaluate APTO-253 as a therapeutic agent dosed on a weekly administration schedule for the treatment of certain hematologic malignancies. The APTO-253 program is currently on clinical hold while attempts are made to manufacture a newly formulated and stable clinical supply.

The following table sets forth various product conditions in our pipeline and their respective stages of development.

CG026806 (CG’806) is a highly potent first-in-class pan-FLT3/BTK inhibitor. This small molecule therapeutic agent, exhibits a picomolar IC50 toward the FMS-like tyrosine kinase 3 with the Internal Tandem Duplication (FLT3-ITD) and significant potency against other mutant forms of FLT3. Because of the potency of CG’806 against the FLT3 enzyme, it may become an effective therapy for AML patients, including the subset of patients having the FLT3-ITD, which occurs in approximately 30% of patients with AML and is associated with poor prognosis. Importantly, CG’806 targets other oncogenic kinases which may also be operative in AML, thereby potentially allowing the agent to become an important therapeutic option for a difficult-to-treat patient population.

In addition to potent inhibition of wild type and mutant forms of the FLT3 enzyme, CG’806 is a highly potent, reversible, non-covalent inhibitor of the wild type and mutant forms of the BTK enzymes. Overexpression of BTK drives certain B cell malignancies, including chronic lymphocytic leukemia (CLL), mantle cell lymphoma (MCL), diffuse large B cell lymphoma (DLBCL) and others. Treatment of such B cell malignancies with covalent BTK inhibitors that target the cysteine residue in the active site of BTK can lead to drug resistance via mutation of the cysteine amino acid residue to a serine residue (BTK-C481S mutant). CG’806 targets the ATP-binding pocket of BTK through a reversible, non-covalent mechanism, thereby allowing CG’806 to retain low nM potency against the BTK-C481S mutant enzyme. Thus, CG’806 may serve as a novel therapeutic agent to treat B cell malignancy patients that are refractory, resistant or intolerant to covalent BTK inhibitors.

In June 2016, we announced an exclusive global option and license agreement focused on the development of CG’806 of up to US$303 million, inclusive of development, regulatory and commercial-based milestones.

APTO-253, the Company’s second program, is a small molecule therapeutic agent that inhibits expression of the c-Myc oncogene without causing general myelosuppression of the healthy bone marrow. The c-Myc oncogene is overexpressed in hematologic cancers, including AML. C-Myc is a transcription factor that regulates cell growth, proliferation, differentiation and apoptosis, and overexpression amplifies new sets of genes to promote oncogenesis. APTO-253 dramatically down-regulates expression of the c-Myc oncogene in AML cells and depletes those cells of the c-Myc oncoprotein, leading to apoptotic cell death in AML cells. Thus APTO-253 may serve as safe and effective c-Myc inhibitor for AML that combines well with other agents and does not impact the normal bone marrow.

In November 2015, Aptose’s phase 1b trial of APTO-253 in patients with AML was placed on clinical hold. Since that time, the Company has actively evaluated multiple formulation and production methodologies with the goal of developing a superior IV formulation. In January 2017, we have announced that after successfully manufacturing multiple non-cGMP batches of a new drug product formulation for APTO-253, including a batch that has been stable and soluble for over six months, the Company encountered an additional manufacturing setback which further delayed the return of APTO-253 to the clinic. While Aptose has made significant advances in understanding the novel c-Myc inhibitory mechanism of APTO-253, additional time will be required to define the cause of the cGMP manufacturing delay and to potentially restore APTO-253 to a state it can be developed clinically and partnered. Further, we announced that we would prioritize our resources toward the development of CG’806 and temporarily delay clinical activities with APTO-253.

Aptose’s leadership team comprises accomplished industry, financial and clinical research professionals who are dedicated to building a comprehensive anticancer drug pipeline and clinical development programs focused on targeted therapeutics directed against dysregulated oncogenic processes in patients with life-threatening hematologic malignancies.

Capital Expenditures and Divestitures

Not applicable.

B.	Business overview.

As noted above, Aptose is committed to the development of anticancer drugs that target aberrant oncologic signaling that underlie a particular life-threatening malignancy. This targeted approach is intended to impact the disease-causing events in cancer cells without affecting normal processes within cells. Such an approach requires that we first identify critical underlying oncogenic mechanisms in cancer cells and then develop a therapeutic that selectively impacts such oncogenic mechanisms. As a multi-kinase pan-FLT3 / BTK inhibitor, CG’806 targets multiple critical pathways that overlap to lead to the proliferation of cancer cells, including the B-cell receptor signaling pathway and FLT3 receptor pathways that converge at various points in the signaling cascade. Further, Aptose created the APTO-253 small molecule targeted drug that inhibits expression of the c-Myc oncogene and is under development as a novel therapy for AML and the related MDS.

CG’806

In June 2016, Aptose entered into a definitive agreement with South Korean company, CrystalGenomics, Inc. (CG), granting Aptose an exclusive option to research, develop and commercialize CG026806 (CG’806) in all countries of the world except Korea and China, for all fields of use. CG’806 is a highly potent, non-covalent small molecule therapeutic agent, exhibiting a picomolar IC50 toward the FMS-like tyrosine kinase 3 with the Internal Tandem Duplication (FLT3-ITD and single-digit nanomolar IC50’s against Bruton’s tyrosine kinase (BTK) and its C481S mutant (BTK-C481S)). Further, CG’806 is a multi-targeted BTK / FLT3-ITD inhibitor as it impacts other relevant oncogenic targets, including the Aurora kinases (AURK), RET, MET, DDR2, and SRC kinases.

As a potent inhibitor of FLT3-ITD and other mutant forms of FLT3, CG’806 may become an effective therapy in this subset of acute myeloid leukemia (AML) patients. FLT3-ITD occurs in approximately 30% of patients with AML. Importantly, CG’806 targets other oncogenic kinases which may also be operative in FLT3-ITD AML, thereby potentially allowing the agent to become an important therapeutic option for a difficult-to-treat patient population.

The C481S mutation of BTK arises from therapy with covalent, irreversible BTK inhibitors that target the active site cysteine residue of BTK, thereby conferring resistance to other covalent BTK inhibitors. As a non-covalent, reversible inhibitor, CG’806 does not rely on the cysteine 481 residue (Cys481) for binding in the active site of BTK. Consequently, patients relapsed or refractory to other commercially approved or development stage BTK inhibitors with chronic lymphocytic leukemia (CLL) or mantle cell lymphoma (MCL) may continue to be sensitive to CG’806 therapy.

Role of BTK in B-cell signaling

BTK, a member of the TEC family kinase, is an essential element of B-cell receptor (BCR) signaling, which is required for B-cell maturation, survival and proliferation. It is an upstream activator of multiple pro-survival / anti-apoptotic pathways, including the NF-KB, mTOR-AKT and ERK pathways. BTK is overexpressed in malignant cells from patients with various B-cell malignancies, such as CLL, MCL, AML, and diffuse large b-cell lymphoma (DLBCL). Disruption of BCR signaling via inhibition of BTK, has been shown to lead to clinical remissions in these patients.

CG’806 as a Non-covalent, Reversible Kinase Inhibitor

Binding studies of CG’806 have confirmed non-covalent, reversible inhibition of BTK, FLT3-ITD and Aurora Kinase A. Commercially-approved, covalent BTK inhibitors possess a Michael acceptor to react with Cys481 in BTK and irreversibly inactivate the BTK enzyme. In contrast, CG’806 does not require reactivity with the Cys481 residue for inhibition of the BTK enzyme, thereby allowing CG’806 to inhibit the wild type and Cys481 mutant form of the BTK enzyme.

Preclinical In Vitro Evaluation of CG’806

CG’806 is a potent inhibitor of BTK and FLT3 wild types, as well as the BTK C481S and FLT3-ITD mutants, which represent major sources of therapy relapse or are negative prognostic signals in patients. In enzymatic assays, CG’806 has demonstrated best-in class potency against the BTK C481S mutant with an IC50 of 2.5 nM. CG’806 also has potent activity against the FLT-ITD mutation, occurring in 30-35% of AML patients, with an IC50 against the purified enzyme of 0.8 nM (800pM). Similarly, CG’806 demonstrated picomolar potency against Aurora A (IC50 0.4 nM). Notably, CG’806 is a potent inhibitor of interleukin-2-inducible T-cell kinase (ITK), at approximately 4 nM. ITK is speculated to play a role in suppressing activated T-cell function, hence inhibition of ITK alleviates this suppression, and provide for a potential immunomodulatory anti-tumor mechanism. Finally, CG’806 does not exhibit any inhibition of EGFR. EGFR inhibition has been speculated to contribute to the toxicity observed from the commercially approved BTK inhibitor.

BTK is overexpressed in the blast cells of approximately 80% of AML patients as compared to normal PBMCs in healthy subjects. Researchers have shown that BTK inhibition attenuates the proliferation and survival of FLT3-ITD primary AML blasts and AML cell lines, as well as inhibits the downstream activation FLT3-ITD-dependent Myc and STAT5 kinases. CG’806 is the only drug in development that inhibits both FLT3-ITD and BTK pathways reported to synergize to drive the proliferation and survival of AML.

CG’806 Xenograft Studies

In vivo subcutaneous AML tumor models of anti-cancer efficacy revealed CG’806 induced rapid and sustained tumor eradication (Figure 1). CG’806 was administered orally once daily, for 14 days. Moreover, CG’806 exhibited the sustained tumor elimination post therapy, while demonstrating no impact to murine body weight, no impacts to hematology cell counts or visible organ toxicities – necropsy and clinical pathology findings did not reveal any abnormal observations. A maximum tolerated dose has not yet been identified with murine xenograft studies, having been performed up to 450 mg/kg orally for 14 days (CrystalGenomics preliminary toxicity data).

Figure 1. Efficacy of CG’806 in MV4-11 xenograft model.

MV4-11 tumor bearing mice were administered an oral suspension once daily for 14 days of CG’806 at 2 mg/kg (blue line), 10 mg/kg (green line) or 100 mg/kg (red line), Ibrutinib, 12 mg/kg (turquoise line), or vehicle (Control; black line) with 7-day post-treatment follow-up. Tumor volumes and body weights were measured 3 times weekly.

CG’806 Intellectual Property

A PCT application providing composition of matter and use protection for CG’806 was filed in late-2013, with a potential expiry in 2033 before extension opportunities, across all major geographies.

CG’806 Status

CG’806 is currently in IND-enabling studies and Aptose expects to file an IND for a first-in-human clinical trial by late-2017. CG’806 is being developed as a once-daily, oral therapeutic.

APTO-253

APTO-253 is a novel small molecule that inhibits expression of the c-Myc oncogene, leading to cell cycle arrest and programmed cell death (apoptosis) in human-derived solid tumor and hematologic cancer cells. Likewise, in nonclinical pharmacology studies APTO-253 demonstrates in vivo anti-tumor activity against xenograft models of solid tumors and hematologic cancers, with acute myeloid leukemia (AML) cells exhibiting a particular sensitivity to APTO-253. A Phase 1 study with APTO-253 was completed and demonstrated modest clinical activity in patients with advanced solid tumors, and APTO-253 is currently under evaluation in a Phase 1b trial in patients with acute leukemias (including AML) and high-risk MDS. The original formulation of APTO-253 led to filter-clogging in the Phase 1b trial, and since that time Aptose has developed an improved formulation speculated to avoid such events moving forward. Further, manufacturing delays of a clinical supply with the new drug product formulation led to delays in the Phase 1b clinical trial, and Aptose is now performing studies to determine the root cause and corrective action of the manufacturing delay. It is possible that these issues can be resolved during the second half of 2017 such that the clinical supply of APTO-253 can be manufactured with confidence and the program can be positioned for a return to the clinical trial and/or partnering.

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

Multi-Targeting Bromodomain Program

In November 2015, Aptose entered into a definitive agreement with Moffitt Cancer Center for exclusive global rights to potent, multi-targeting, single-agent inhibitors for the treatment of hematologic and solid tumor cancers. These small molecule agents are inhibitors of the Bromodomain and Extra-Terminal motif (BET) protein family members, which simultaneously target specific kinase enzymes. The molecules developed by Moffitt exhibited potency against the BET family members and specific oncogenic kinases which, when inhibited, are synergistic with BET inhibition. Under the agreement, Aptose would gain access to the drug candidates developed by Moffitt and the underlying intellectual property covering the chemical modifications enabling potent bromodomain (BRD) inhibition on the chemical backbone of a kinase inhibitor.

In January 2017, Aptose terminated the collaboration with Moffitt Cancer Center for the development of the dual BRD4 / JAK2 inhibitor program.

Multi-Targeting Epigenetic Program

In November 2015, Aptose also announced an exclusive drug discovery partnership with Laxai Avanti Life Sciences (LALS) for their expertise in next generation epigenetic-based therapies. Under the agreement, LALS will be responsible for developing multiple clinical candidates, including optimizing candidates that exert dual BRD4 / kinase inhibitory activity. Based on available resources, Aptose halted further investment in the collaboration with LALS in late 2016. However, the program delivered novel IP and hit molecules for further optimization. As a consequence, Aptose may choose to out-license the program.

Discontinued Programs

In January 2016, Aptose provided notification of termination to Genentech for the intellectual property for IL-17E, and will cease further development activities for APTO-500 (MELK inhibitor), as the programs fall outside of the scope of Aptose’s pipeline and vision.

Clinical Indications for Aptose Programs

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

Effective July 17, 2014, we changed our fiscal year end from May 31 to December 31. As a result of that change the reference period for 2014 is for the seven months ended December 31, 2014 while the following periods are for the twelve months ended December 31, 2016 and 2015, respectively, and therefore not directly comparable to the seven month period.

Changes in Management

On October 28, 2013, William G. Rice, Ph.D., was appointed as Chief Executive Officer and Chairman of the Board while Dr. Aiping Young continued as President and Chief Operating Officer of the Company until she departed the Company on March 18, 2014. Aptose also appointed Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Company’s Senior Vice President of Medical Affairs. Dr. Von Hoff is an independent contractor and advisor but is not an employee of Aptose. The Board, after receiving the recommendation of a special committee composed of independent directors formed in September 2013 to review strategic alternatives available to the Company, designed to secure the long-term financial and operational sustainability of the Company with a view to enhance shareholder value, unanimously approved the appointments. In doing so, the Board determined that such appointments were in the best interest of Aptose, as they were considered to enhance the management team and advisory team with the addition of two seasoned and experienced biotechnology executives bringing extensive clinical development and capital raising experience and improving the awareness and presence of the Company in the United States. On April 10, 2014, Dr. Rice was additionally appointed as President of the Company.

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

Mr. Vellanki resigned from Aptose Biosciences Inc. effective March 24, 2017.

Financial Strategy

To meet our future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity financings, collaborative and licensing agreements. We intend to pursue financing opportunities as they arise. See “Item 3. Key Information—D. Risk Factors” above.

At-The-Market (“ATM”) Facility

On April 2, 2015, we entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the twelve months ended December 31, 2016, the Company issued 3,673,933Common Shares under the ATM at a price of US$1.65 per share for gross proceeds of approximately Cdn $7.97 million.

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

September 2013 Loans payable

In September 2013, we entered into loan agreements for proceeds of $150,000. The loan agreements were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. We repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.]

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

During the seven months ended December 31, 2014, 1,231,000 Common Share purchase warrants were exercised for proceeds of $6,648,000.

Warrants exercised during the seven months ended December 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	8	$48
June 2012 private placement warrants (iv)	1,223	6,600
Total	1,231	$6,648

During the year ended May 31, 2014, 868,000 Common Share purchase warrants were exercised for proceeds of $4,458,000.

Warrants exercised during the year ended May 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	327	$1,764
June 2012 private placement warrants (iv)	409	2,210
June 2012 finder warrants	103	396
June 2013 private placement warrants (iii)	29	88
Total	868	$4,458

(i)	August 2011 warrants are exercisable into Common Share of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expired in August 2016.

(ii)	June 2013 private placement warrants were exercisable into Common Shares of Aptose at a price per share of $3.00 ($0.25 pre-consolidation) and expired in June 2015.

(iii)	December 2013 broker warrants were exercisable into Common Shares of Aptose at a price per share of $6.60 ($0.55 pre-consolidation) and expired in December 2015.

(iv)	June 2012 warrants were exercisable into Common Shares of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expired on June 8, 2014.

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

License Agreements

CrystalGenomics

In June 2016, Aptose entered into a definitive agreement with South Korean company, CrystalGenomics, Inc. (CG), granting Aptose an exclusive option to research, develop and commercialize CG026806 (CG’806) in all countries of the world except Korea and China, for all fields of use. CG’806 is a highly potent, non-covalent small molecule therapeutic agent, exhibiting single-digit nanomolar IC50’s against Bruton’s tyrosine kinase (BTK) and its C481S mutant (BTK-C481S) and a picomolar IC50 toward the FMS-like tyrosine kinase 3 with the Internal Tandem Duplication (FLT3-ITD).

Moffitt Cancer Center

In November 2015, Aptose entered into a definitive agreement with Moffitt Cancer Center for exclusive global rights to potent, multi-targeting, single-agent inhibitors for the treatment of hematologic and solid tumor cancers. Under the agreement, Aptose will gain access to the drug candidates developed by Moffitt and the underlying intellectual property covering the chemical modifications enabling potent bromodomain (BRD) inhibition on the chemical backbone of a kinase inhibitor. In January 2017, Aptose terminated the collaboration with Moffitt Cancer Center and halted further investment into the program.

Laxai Avanti Life Sciences (LALS)

In November 2015, Aptose also announced an exclusive drug discovery partnership with Laxai Avanti Life Sciences (LALS) for their expertise in next generation epigenetic-based therapies. Under the agreement, LALS would be responsible for developing multiple clinical candidates, including optimizing candidates derived from Aptose's relationship with the Moffitt Cancer Center. Aptose will own global rights to all newly discovered candidates characterized and optimized under the collaboration, including all generated intellectual property. Aptose halted further efforts with LALS in late 2016.

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

Employees

The business of the Company requires personnel with specialized skills and knowledge in oncology. Researchers must be able to design and implement studies to assess the efficacy of anticancer drugs. Specialized knowledge and skills relating to chemistry and formulation process development are also needed. Such knowledge and skills are needed to develop product specific analytical methods and formulation processes. The Company’s business also requires clinical and regulatory expertise and knowledge. The Company has trained scientists and personnel with broad experience in these fields.

As at December 31, 2016, we employed 21 full-time persons and 2 part-time persons in research and drug development and administration activities. Subsequent to December 31, 2016, and as a result of the Company’s reprioritization of its pipeline, we executed a reduction in workforce bringing the total to 14 full-time persons and 3 part-time research persons in research and drug development and administrative activities. Four of our employees hold Ph.D.’s and numerous others hold degrees and designations such as MSc, BSc, CPA (CA), CPA (California) and MBA.

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

We have executive offices in San Diego and have entered into a lease agreement for office space, located at 12770 High Bluffs Drive, San Diego, California which occupies approximately 2,204 square feet. This leased premise is used for administrative purposes only. This lease expires January, 2020. In December 2016, we terminated the lease early, at no cost, on our administrative offices in San Francisco located at 3 Lagoon Drive, Redwood City, California. The original lease was to expire in June 2018. Finally, we have leased laboratory space in San Diego at 3550 General Atomics Court. The lease is for 1,386 square feet and the lease expires in February 2018.

Components and Raw Materials

Standard raw materials, component parts, and products required by the Company in pursuing its activities are supplied from reputable companies active in the biotechnology industry. Pricing is predictable as there are many alternatives of such supplies that are readily available.

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

Environmental Compliance

The Company’s research and development activities involve the controlled use of hazardous and radioactive materials and, accordingly, the Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To the knowledge of the Company, compliance with such environmental laws and regulations does not and will not have any significant impact on its capital spending, profits or competitive position within the normal course of its operating activities. There can be no assurance, however, that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future or that its operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

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

We have executive offices in San Diego and have entered into a lease agreement for office space, located at 12770 High Bluffs Drive, San Diego, California that occupies approximately 2,204 square feet. This leased premise is used for administrative purposes only. This lease expires January, 2020. In December 2016, we terminated the lease early, at no cost, on our administrative offices in San Francisco located at 3 Lagoon Drive, Redwood City, California. The original lease was to expire in June 2018. Finally, we have leased laboratory space in San Diego at 3550 General Atomics Court. The lease is for 1,386 square feet and the lease expires in February 2018.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating results.

Please see our Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and capital resources.

Please see our Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 in Exhibit 15.1, which is incorporated herein by reference.

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

E.	Off-balance sheet arrangements.

As at December 31, 2016, we had not entered into any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

As December 31, 2016

(In thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years		More than 5 years
Operating lease obligations	$1,066	$358	$649	$59	$	nil

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253 and for its CG’806 development program. As at December 31, 2016, these contracts will result in future payments of approximately $430 thousand.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under its license agreement with CrystalGenomics, the Company has future contingent milestones payable totaling US$2.0 million relating to the filing of an IND, $16 million on the initiation of Phase II and Pivotal clinical trials, and regulatory milestones totaling $44 million. In addition, the Company also has a contingent future obligation to make royalty payments on future sales of the commercialized product. The Company does not anticipate making any payments under this license agreement in 2017.

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

As at December 31, 2016, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over, approximately 57,699 Common Shares or approximately 0.4% of our outstanding Common Shares.

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

Dr. Brad Thompson:. Dr. Thompson is an experienced biotechnology professional who is CEO of Kickshaw Ventures Ltd. from December 2016. Prior to his role with Kickshaw, Dr. Thompson was Chairman of the Board, President and Chief Executive Officer of Oncolytics Biotech Inc. from April 1999 to November 2016 and Chief Executive Officer of Synsorb Biotech from 1994 to 1999. He received his Ph.D. from the University of Western Ontario in the Department of Microbiology and Immunology.

Dr. Mark Vincent: Dr. Mark Vincent is a Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program, where he has been since 1990. Dr. Vincent is also the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.

Mr. Warren Whitehead: Mr. Whitehead is a CPA (CMA) who has held senior financial management positions in several biotechnology and pharmaceutical companies. Most recently Mr. Whitehead was the Chief Financial Officer of ProMIS Neurosciences Inc. (formerly Amorfix Life Sciences Ltd.). Prior to this, he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008. Prior to ARIUS, Mr. Whitehead was Chief Financial Officer at Labopharm Inc., where he completed a series of public equity financings and a listing on NASDAQ. He is currently the Chairman of the board of directors of PlantForm Corporation.

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

Summary of Executive Compensation

The following table details the compensation information for the fiscal year ended December 31, 2016 of the Company, for the Chairman, President and Chief Executive Officer, Senior Vice President and Chief Financial Officer and the Senior Vice President and Chief Business Officer (“Named Executive Officers”). The figures are in Canadian dollars.

Name and Principal Position	Year ended December 31	Salary ($)(1)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans(3) (1) ($)	Long-term incentive plans ($)
Dr. William G. Rice	2016	694,280	N/A	179,400	173,570	N/A	N/A	N/A	1,047,250
Chairman, President and Chief Executive Officer

Mr. Gregory K. Chow	2016	442,527	N/A	179,400	88,505	N/A	N/A	N/A	710,432
Senior Vice President and Chief Financial Officer

Mr. Avanish Vellanki	2016	442,527	N/A	179,400	88,505	N/A	N/A	N/A	710,432
Senior Vice President and Chief Business Officer

(1)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.3248CDN.
(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 110%; (iii) risk free interest rate of 0.68%; and (iv) no dividend yield. The Company has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Company’s consolidated financial statements.
(3)	Annual incentive compensation relates to the period from January 1 to December 31, 2016.

Name and Principal Position	Year ended December 31	Salary ($)	Cash Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	All Other Compensation ($)
Dr. William G. Rice	2016	694,280	173,570	Nil	60,000	Nil
Chairman, President and Chief Executive Officer

Mr. Gregory K. Chow	2016	442,527	88,505	Nil	60,000	Nil
Senior Vice President and Chief Financial Officer

Mr. Avanish Vellanki	2016	442,527	88,505	Nil	60,000	Nil
Senior Vice President and Chief Business Officer

Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.3248CDN.

Directors’ Compensation

The following table details the compensation received by each director for the fiscal year ended December 31, 2016:

Name	Fees earned ($)[1]	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Dr. Denis Burger	100,685	nil	29,900	nil	nil	nil	130,585
Dr. Bradley Thompson	63,590	nil	29,900	nil	nil	nil	93,940
Dr. Mark Vincent	52,992	nil	29,900	nil	nil	nil	82,892
Mr. Warren Whitehead	52,592	nil	29,900	nil	nil	nil	82,892
Dr. Erich Platzer	47,693	nil	29,900	nil	nil	nil	77,593

(1)	Directors are paid in US$. The conversion to Canadian dollars was done using an average rate of $1USD = $1.3248CDN.

Dr. Rice did not receive any compensation for his role as a director of the Company.

In January 2015, the Board approved certain changes related to the compensation of directors effective for the fiscal year 2015. As of January 1, 2015, directors were entitled to an annual fee of US$30,000 with no per meeting fees. The lead director will be entitled to an additional annual fee of US$30,000. The chair of each committee will be entitled to an annual fee of US$10,000 with each committee member receiving an annual fee of US$6,000 per committee. Upon appointment to the Board a director will be entitled to an option grant of 10,000 options and each year thereafter an additional grant of 6,000 options. Non-executive directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

In the year ended December 31, 2016, all directors received a grant of 10,000 options. The options vest 50% after one year, 16 2/3 for each of the second, third and fourth years.

Management Contracts

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if their employment is terminated by the Company other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki shall be entitled to a payment equivalent to 12 months of their respective annual base salaries at the time of termination (Dr. Rice’s current annual base salary represents US$509,334, Mr. Chow’s current annual base salary represents US$334,184 and Mr. Vellanki’s current annual base salary represents US$334,184), plus an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination. In addition, the employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits will continue to be made for a period of 12 months following termination of their employment.

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

The following table sets out the amount that would have been payable to each Named Executive Officer had there been a change of control of the Company on December 31, 2016 and the severance payment that would have been payable to each Named Executive Officer had the Company terminated employment of the Named Executive Officer without cause on December 31, 2016:

Name	Termination Without Cause		Change of Control
Dr. William G. Rice	US$846,000	(1)	US$1,228,000	(2)
Mr. Gregory K. Chow	US$498,000	(1)	US$732,000	(2)
Mr. Avanish Vellanki	US$531,000	(1)	US$764,000	(2)

(1)	This amount represents 12 months of annual base salary at the time of termination, plus an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date (assumed at 100%), prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.

(2)	This amount represents 18 months of annual base salary at the time of termination, plus an amount equal to 150% of the average bonus remuneration received (assumed at 100%) from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.

Equity Compensation Plans

The following table sets forth certain details as at the end of the year ended December 31, 2016 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Shares reflected in Column (a)) (c)		Total options, warrants and rights outstanding and available for grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by Shareholders	2,004,465	12.7%	$5.79	746,777	4.8%	2,751,242	17.5%

Share Option Plan

The Share Option Plan was established to advance the interests of Aptose by:

•	providing Eligible Persons (as defined below) with additional incentives;

•	encouraging stock ownership by Eligible Persons;

•	increasing the interest of Eligible Persons in the success of Aptose;

•	encouraging Eligible Persons to remain loyal to Aptose; and

•	attracting new Eligible Persons to Aptose.

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

Stock Incentive Plan

The Company adopted the SIP following shareholder approval on June 10, 2015 pursuant to which the Board may grant stock-based awards comprised of restricted stock units (the “Restricted Stock Units”) or dividend equivalents (the “Dividend Equivalents” and collectively with the Restricted Stock Units, the “Awards”) to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Company or any affiliate (the “SIP Participants”).

The maximum total number of shares available for issuance under the SIP and any other security based compensation arrangement of the Company (including the Share Option Plan) is 17.5% of the number of issued and outstanding shares. Any issuance of shares covered by an award or to which an award relates will make new grants available under the SIP. Since the adoption of the SIP, no awards have been granted.

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

The Board may from time to time amend, suspend or terminate the SIP, and the Board may amend or alter any previously granted Award, as applicable, without obtaining the approval of Shareholders in order to: (i) correct any defect, supply any omission or reconcile any inconsistency in the SIP or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the SIP; (ii) amend the eligibility for, and limitations or conditions imposed upon, participation in the SIP; (iii) make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange; (iv) amend any terms relating to the administration of the SIP, including the terms of any administrative guidelines or other rules related to the SIP; or (v) make any other amendment, whether fundamental or otherwise, not requiring Shareholders’ approval under TSX Company Manual, the rules or regulations of the United States SEC or any other securities exchange that are applicable to the Company.

Prior approval of the shareholders shall be required for any amendment to the Plan or an Award that would: (i) require shareholder approval under the TSX Company Manual, the rules or regulations of the SEC or any other securities exchange that are applicable to the Company; (ii) increase the maximum number of shares authorized under the SIP; (iii) increase the annual limit on Awards granted to non-employee directors; or (iv) amend the amendment provision of the SIP.

Deferred Share Units Plan

The Company had a Deferred Share Unit Plan (“DSU Plan”) which was terminated on June 10, 2015.

During the period from January 1, 2015 to June 10, 2015, nil deferred share units were outstanding under the DSU Plan. No units have been outstanding under the DSU Plan since April 2014.

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

During the year ended December 31, 2016, under the ESPP, Named Executive Officers, as a group, and employees did not purchase any Common Shares pursuant to the ESPP. Since December 31, 2016, there have been no Common Shares purchased pursuant to the ESPP.

Option Grants During The Year Ended December 31, 2016

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended December 31, 2016:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. William G. Rice	60,000	15.7%	$3.82	$3.82	March 31, 2026
Chairman, President and
Chief Executive Officer

Mr. Gregory K. Chow	60,000	15.7%	$3.82	$3.82	March 31, 2026
Senior Vice President and
Chief Financial Officer

Mr. Avanish Vellanki	60,000	15.7%	$3.82	$3.82	March 31, 2026
Senior Vice President and
Chief Business Officer

Incentive Compensation Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2016:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. William G. Rice Chairman, President and Chief Executive Officer	35,417 65,136 5,281 140,000 396,129 120,000	3.48 7.32 6.96 6.00 5.70 6.96	Oct 27, 2023 Dec 10, 2023 Jan 29, 2024 Apr 10, 2024 June 16, 2024 June 9, 2025	Nil Nil Nil Nil Nil Nil	Nil	Nil	Nil
	60,000	3.82	March 31, 2026	Nil

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	35,417 35,417 35,417 22,083 64,167 60,000	9.36 7.32 6.00 5.70 5.22 6.96	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024 June 16, 2024 July 18, 2024 June 9, 2025	Nil Nil Nil Nil Nil Nil	Nil	Nil	Nil
	60,000	3.82	March 31,2026	Nil

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	35,417 35,417 35,417 22,083 64,167 60,000	9.36 7.32 6.00 5.70 5.22 6.96	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024 June 16, 2024 July 18, 2024 June 9, 2025	Nil Nil Nil Nil Nil Nil	Nil	Nil	Nil
	60,000	3.82	March 31, 2026	Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on December 31, 2016 at the end of the fiscal year ($1.91), and the exercise price of the options.

Aggregated Option/SAR Exercises During the Year Ended December 31, 2016

and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2016 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2016 ($) Exercisable/Unexercisable

Dr. William G. Rice Chairman, President and Chief Executive Officer	nil	nil	567,931/254,032	0/0

Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	nil	nil	199,954/112,547	0/0

Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	nil	nil	199,954/122,547	0/0

C.	Board practices.

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

Committees of the Board of Directors

The Company has an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee.

The members of these committees during the year ended December 31, 2016, were as follows:

Audit Committee	Denis Burger, Bradley Thompson, Warren Whitehead
Corporate Governance and Nominating Committee:	Bradley Thompson, Mark Vincent
Compensation Committee:	Denis Burger, Erich Platzer, Bradley Thompson

On January 16, 2015, Bradley Thompson was appointed to the Audit Committee and Erich Platzer was appointed to the Compensation Committee.

Compensation Committee

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. The Compensation Committee is currently comprised of independent Board members Dr. Burger, Dr. Platzer and Dr. Thompson. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met 4 times during the period from January 1, 2016, until December 31, 2016.

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

Short-Term Compensation Incentives

The role of short-term compensation incentives at Aptose is to motivate our executive officers to achieve specified performance objectives for 2016 and to reward them for their achievement in the event that those objectives are met. Each year, the Compensation Committee approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options, to reward extraordinary individual performance.

For each executive officer, during the year ended December 31, 2016, the annual cash bonuses ranged from 20% to 25% of base salary.

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

The number of options granted for certain executives of Aptose for the year ended December 31, 2016, was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Common Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Common Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grant of options.

The granting of options to Named Executive Officers is included in the Summary Compensation Table in the year in which they are earned.

Performance Metrics

The performance of the Named Executive Officers for the period ended December 31, 2016 was measured with respect to the following objectives:

1)	Identification of new drug product formulation for APTO-25, submission of the Root Cause analysis for APTO-253 to the FDA, and return of APTO-253 to the clinic.

2)	Expand pipeline with highly differentiated small molecule agent for hematologic malignancies

3)	Analyze corporate structure, implement financing alternatives and consider Board composition

4)	Other R&D goals related to pipeline assets

Each of the above objectives is weighted at 40%, 30%, 20% and 10% respectively in relation to assessment of satisfaction of overall corporate objectives and determination of any general corporate bonuses.

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

Audit Committee

The charter of our Audit Committee is attached as Exhibit 11.2. The current members of the Audit Committee are Bradley Thompson, Denis Burger and Warren Whitehead. Mr. Warren Whitehead is the Chairman of the Audit Committee and has been considered to be the Financial Expert. Pursuant to Canadian securities laws, the Board has determined that Messrs. Thompson, Burger and Whitehead are financially literate as all have experience in reviewing and analyzing the financial reports and ascertaining the financial position of a corporation. Mr. Burger, in his previous position as Chairman and Chief Executive Officer of AVI Biopharma, is educated and experienced in reading and analyzing financial statements. Mr. Burger has also served on the audit committee of three other publicly listed biotechnology companies. Dr. Thompson has experience reading and interpreting financial statements through his former role as Chairman and CEO of a publicly listed biotechnology company as well as through his extensive experience serving on various company boards.  Mr. Whitehead is a CPA (CMA) and has served as the Chief Financial Officer of Arius Research Inc. and Labopharm Inc. Additionally, we believe Mr. Thompson, Mr. Whitehead and Mr. Burger qualify as “independent” as that term is defined in the relevant securities laws relating to the composition of the audit committee.

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

As at December 31, 2016, we employed 21 full-time persons and 2 part-time persons in research and drug development and administration activities. Subsequent to December 31, 2016, and as a result of the Company’s reprioritization of its pipeline, we executed a reduction in workforce bringing the total to 14 full-time persons and 3 part-time research persons in research and drug development and administrative activities. Of our employees four hold Ph.D.’s and numerous others hold degrees and designations such as MSc, BSc, CPA (CA), CPA (California) and MBA. To encourage a focus on achieving long-term performance, employees and members of the Board have the ability to acquire an ownership interest in the Company through Aptose’s share option and alternate compensation plans. See Item 6.B – Compensation.

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

The following table sets forth information regarding beneficial ownership of our Common Shares as of December 31, 2016 with respect to our Named Executive Officers and also with respect to our executive officers and directors individually and as a group.

				Options to Purchase Common Shares
	Number of Common Shares	Total Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding(+)	Number of Underlying Common Shares (#)	Exercise Price (Range) ($)	Expiry Date (Range- Year)
Dr. William Rice	12,000	12,000	0.1%	821,963	$3.48-7.32	2023-2026
Mr. Gregory Chow	15,000	15,000	0.1%	312,501	$5.28-9.36	2023-2026
Mr. Avanish Vellanki	4,200	4,200	0.0%	312,501	$5.28-9.36	2023-2026
Dr. Denis Burger	13,499	13,499	0.1%	45,334	$2.16-6.77	2021-2026
Dr. Bradley Thompson	-	-	-	35,750	$6.00-6.77	2024-2026
Dr. Erich Platzer	8,500	8,500	0.1%	20,000	$3.82-6.77	2025-2026
Dr. Mark Vincent	1,500	1,500	0.0%	39,083	$2.16-6.77	2021-2026
Mr. Warren Whitehead	3,000	3,000	0.1%	37,500	$2.16-6.77	2021-2026

All directors and executive officers as a group	57,699	57,699	0.5%	1,624,632	$2.16-9.36	2021-2026

(+) calculated on a partially diluted basis excluding options.

See Item 6.B for a description of arrangements pursuant to which employees may become involved in the capital of Aptose.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 5% or more of the outstanding Common Shares, other than those discussed below.

As at February 28, 2017, approximately 67% of our ordinary Common Shares are held in Canada, and there are 286 record holders of our Common Shares in Canada and 84 record holders in the United States. All of our shareholders have equal voting rights.

The following table is based upon information supplied by officers, directors and principal Stockholders and Schedules 13D and 13G filed with the SEC.

Name of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Franklin Resources Inc.	1,323,251	(2)	8.4%
Cormorant Global Healthcare Master Fund LP	990,579	(3)	6.3%
Herbert Abramson	1,450,388	(4)	9.2%

(1) Based on 15,721,388 Common Shares outstanding as of December 31, 2016.

(2) This information is based solely on a Schedule 13G filed with the SEC on February 9, 2017.

(3) This information is based solely on a Schedule 13G filed with the SEC on February 14, 2017.

(4) This information is based solely on a Schedule 13G filed with the SEC on January 17, 2017

B.	Related party transactions.

In March 2015, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2017 and will be billed monthly for services rendered. The total amount for services provided under the agreement is not to exceed US$200 thousand.

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

The employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if they are terminated by the Company other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki would be entitled under their respective agreements to a payment equivalent to 12 months of their respective annual base salaries at the time of termination.  Dr. Rice’s current annual base salary represents U.S. $524,064, Mr. Chow’s current annual base salary represents U.S. $334,200, and Mr. Vellanki’s current annual base salary represents U.S. $334,200.  They are each additionally entitled to an amount equal to the average bonus remuneration received from the Company during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination.  In addition, the employment agreements for each of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits continue to be made for a period of 12 months following termination of their employment.

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

On March 31, 2016, 381,900 options were granted to Eligible Persons at an exercise price of CA$3.82.

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

	TSX (CDN$ and adjusted for post-consolidation)
Five most recent full fiscal years:	High	Low	Volume
Year ended December 31, 2016	5.13	1.12	8,103,000
Year ended December 31, 2015	8.73	3.06	4,909,034
Seven months ended December 31, 2014	9.14	4.80	4,856,934
Year ended May 31, 2014	12.48	2.04	6,125,433
Year ended May 31, 2013	7.68	2.28	614,114

Year ended December 31, 2016	5.13	1.12	8,103,000
Quarter ended December 31, 2016	4.02	1.12	4,657,000
Quarter ended September 30, 2016	3.65	2.51	1,121,100
Quarter ended June 30, 2016	5.13	2.80	1,150,200
Quarter ended March 31, 2016	4.21	2.74	1,439,800

Year ended December 31, 2015	8.73	3.06	4,909,034
Quarter ended December 31, 2015	8.33	3.06	1,843,402
Quarter ended September 30, 2015	7.50	5.66	1,142,997
Quarter ended June 30, 2015	8.32	6.40	905,688
Quarter ended March 31, 2015	8.73	5.00	1,016,947

7 months ended December 31, 2014	9.14	4.80	4,856,934
Three months ended December 31, 2014	9.14	5.20	1,715,174
Four months ended September 30, 2014	6.84	4.80	3,141,710

Most recent fourteen months:	High	Low	Volume
March 1, 2017 – March 27, 2017	1.82	1.46	710,300
February 2017	1.66	1.27	1,176,500
January 2017	1.93	1.23	3,213,100
December 2017	2.38	1.20	2,092,700
November 2017	1.55	1.12	985,900
October 2016	4.02	1.36	1,313,300
September 2016	3.00	2.51	265,100
August 2016	3.35	3.05	165,800
July 2016	3.65	3.01	266,700
June 2016	5.13	2.80	355,100
May 2016	3.73	3.05	165,800
April 2016	3.95	2.90	629,300
March 2016	4.16	2.74	746,900
February 2016	4.11	3.09	285,511
January 2016	4.21	2.74	404,851

The following table sets out the price ranges and trading volumes of our Common Shares on NASDAQ following the initial listing on October 23, 2014.

NASDAQ

(US$ and adjusted for post-consolidation)

	High	Low	Volume
Year ended December 31, 2016	4.30	0.83	27,830,070
Quarter ended December 31, 2016	3.20	0.83	21,991,462
Quarter ended September 30, 2016	2.82	1.92	2,084,043
Quarter ended June 30, 2016	4.30	2.12	2,933,991
Quarter ended March 31, 2016	3.41	1.93	820,574

	High	Low	Volume
Year ended December 31, 2015	6.81	2.17	6,375,129
Quarter ended December 31, 2015	6.40	2.17	2,282,712
Quarter ended September 30, 2015	5.72	4.09	944,753
Quarter ended June 30, 2015	6.63	5.01	1,266,220
Quarter ended March 31, 2015	6.81	4.01	1.881,444

Most recent six months	High	Low	Volume
February 2017	1.29	0.98	7,822,362
January 2017	2.07	0.91	9,878,125
December 2016	1.79	0.90	14,139,718
November 2016	1.15	0.83	3,863,770
October 2016	3.20	1.00	3,987,974
September 2016	2.27	1.92	642,101

Period	High	Low	Volume
October 23, 2014 to December 31, 2014	8.80	5.60	587,851

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the issue.

Not applicable.

Item 10.	Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We are incorporated pursuant to the laws of Canada (Corporation Number: 6650309). Our articles of incorporation (“Articles”) and by-laws provide no restrictions as to the nature of our business operations. Under Canadian law, a director must inform us, at a meeting of the Board, of any interest in a material contract or proposed material contract with us. Directors may not vote in respect of any such contracts made with us or in any such contract in which a director is interested, and such directors shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) a contract relating primarily to their remuneration as a director, officer, employee or agent of the Company or affiliate, (ii) a contract for their indemnity or insurance as permitted under the Canada Business Corporations Act, or (iii) a contract with an affiliate.

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

Holders of outstanding Common Shares are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of Common Shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock, including any surplus available after such event of liquidation, dissolution or winding up of the affairs of the Company. Holders of outstanding Common Shares have no pre-emptive, conversion or redemption rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 15,721,388 Common Shares issued and outstanding at December 31, 2016.

Common Shares Eligible for Future Sale

Future sales of substantial amounts of our Common Shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our Common Shares and could impair our future ability to raise capital through an offering of our equity securities.

As at March 28, 2017, the Company had 18,849,224 Common Shares issued and outstanding. In addition, as of March 28, 2017, there were 1,970,587 Common Shares issuable upon the exercise of outstanding options to purchase an equal number of Common Shares at a weighted average price per share of $5.79.

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

1.	Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013 and the Amendment dated August 19, 2014.

2.	Sales Agreement between the Company and Cowen and Company, LLC, dated April 2, 2015

3.	License agreement with CrystalGenomics, Inc, dated June 1, 2016

Please refer to “Management Contracts” for further details on item 1 above.

D.	Exchange controls.

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

We believe we were a PFIC for our taxable year ended December 31, 2016 based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our taxable year ending December 31, 2017 and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. However, the determination of our PFIC status is made annually after the close of each taxable year and it is difficult to predict before such determination whether we will be a PFIC for any given taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. No assurance can be provided regarded our PFIC status, and neither we nor our United States counsel expresses any opinion with respect to our PFIC status for the taxable year ended December 31, 2016 or for any other taxable year.

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

We are also subject to the information and reporting requirements of the Securities Act (Ontario) and the Canada Business Corporations Act. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options and to purchase securities and interests of insiders in material transactions, if any, is contained in the management proxy circular of the Company. Such additional information can be inspected at no charge on the website www.sedar.com.

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

Exchange Rate Sensitivity

The functional currency of the Company is the Canadian dollar. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and on cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on our results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $638 thousand (December 31, 2015 - $576 thousand, December 31, 2014- $50 thousand). Balances in foreign currencies are as follows:

	US$ Balances
	December 31,	December 31,	December 31,
(in thousands)	2016	2015	2014

Cash and cash equivalents	$5,798	$5,000	$66
Accounts payable and accrued liabilities	(1,044)	(838)	(565)
Balance, end of period	$4,754	$4,162	$(499)

We do not have any forward exchange contracts to hedge this risk.

Limitations

The above discussion includes only those exposures that exist as of December 31, 2016, and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

Risk Factors

See Item 3.D.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures.

As of the end of the year ended December 31, 2016, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), was carried out by our management under the supervision of and with the participation of the principal executive officer and principal financial officer. Based upon on that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2016. In management’s opinion, our internal control over financial reporting is effective as at December 31, 2016. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework of 2003 to evaluate the effectiveness of our internal control over financial reporting.

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

We have adopted a code of ethics, as such term is defined in Form 20-F, which applies to all of our officers, directors, employees and consultants. A copy of the code of ethics is available on our website at www.aptose.com or, without charge, upon written request from our Vice President of Finance at our offices located at 5955 Airport Road, Suite #228, Mississauga, Ontario L4V 1R9, Canada. There were no waivers granted under our code of ethics during the twelve months ended December 31, 2016.

Item 16C.	Principal Accountant Fees and Services

KPMG LLP has served as our principal independent external auditor since October 1994. The total fees billed to us for professional services provided by KPMG LLP for the twelve months ended December 31, 2016 and 2015 are as follows:

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Audit Fees	$337,200	$274,800
Audit-Related Fees	$-	$-
Tax Fees	$62,150	$180,789
All Other Fees	$-	$-
Total	$399,310	$455,589

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

Pre-Approval Policies and Procedures

The Audit Committee of our board of directors has, pursuant to the Audit Committee charter, adopted specific responsibilities and duties regarding the provision of services by our external auditor, currently KPMG LLP. KPMG LLP is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

Our charter requires Audit Committee pre-approval of all permitted audit, audit-related and tax services.

Subject to the charter, the Audit Committee may establish fee thresholds for a group of pre-approved services. The Audit Committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors.

No services were provided by KPMG LLP under a de minimus exemption for the year ended December 31, 2016.

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

Shareholder Meeting Quorum Requirement: The NASDAQ minimum quorum requirement for a shareholder meeting under Section 5620(c) of the NASDAQ Marketplace Rules is one-third of the outstanding shares of common stock.  In addition, a company listed on NASDAQ is required to state a quorum requirement in its bylaws.  Our quorum requirement is set forth in our corporate bylaws.  A quorum for our shareholder meeting is not less than 25% of the outstanding shares of the Company entitled to be voted at such meeting present or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

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

APTOSE BIOSCIENCES INC.

By:	/s/ William G. Rice
	Name:	William G. Rice, PhD
	Title:	Chairman and Chief Executive Officer

	Date:	March 29, 2017

By:	/s/ Gregory K. Chow
	Name:	Gregory K. Chow
	Title:	Chief Financial Officer

	Date:	March 29, 2017

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Incorporation, Arrangement and Amendment (incorporated herein by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
1.2	By-law #2 of the Company (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
2.1	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company (incorporated herein by reference to Exhibit 99.10 to the Registrant’s Current Report on Form 6-K filed with the SEC on September 4, 2007)
2.2	Form of Promissory note and Warrant issued June 19, 2013 (incorporated herein by reference to Exhibit 2.25 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
2.3	Form of Convertible Promissory note issued September 26, 2013 (incorporated herein by reference to Exhibit 2.26 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
2.4	Underwriting Agreement dated November 22, 2013 in connection with the December 2013 public offering (incorporated herein by reference to Exhibit 2.27 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
2.5	Underwriting Agreement dated March 27, 2014 in connection with the April 2014 public offering (incorporated herein by reference to Exhibit 2.28 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)
4.1	Share Option Plan as amended May 5, 2015 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
4.2	Stock Incentive Plan as adopted May 5, 2015 (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 12, 2015)
4.2	Form of Officer and Director Indemnity Agreement (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on November 21, 2006)
4.3	Amalgamation Agreement dated August 23, 1991, among the Company, Mint Gold Resources Ltd., Harry J. Hodge and Wayne Beach(incorporated herein by reference from the Registration Statement on Form 20-FR filed with the SEC on March 4, 1992)
4.4

Executive Employment Agreement between the Company and Dr. William G. Rice, dated October 25, 2013(incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 16, 2014)

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

4.9	Option and License agreement and related amendments between the Company and CrystalGenomics, Inc., dated March 19, May 13, May 19 and June 1, 2016 (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on June 8, 2016)
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 4, 2015)
11.2	Audit Committee Charter (incorporated herein by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 4, 2015)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Management Discussion and Analysis for the twelve months ended December 31, 2016

70

Consolidated Financial Statements of

aptose biosciences INC.

Years ended December 31, 2016 and 2015,

Seven month period ended December 31, 2014

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Aptose Biosciences Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of the Company.

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

/s/ William G. Rice/	/s/ Gregory Chow

William G. Rice	Gregory Chow
Chairman, President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

KPMG LLP 100 New Park Place Suite 1400 Vaughan ON L4K 0J3	Telephone (905) 265-5900 Fax (905) 265-6390 www.kpmg.ca

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptose Biosciences Inc.

We have audited the accompanying consolidated statements of financial position of Aptose Biosciences Inc. as of December 31, 2016 and December 31, 2015 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016 and the seven-month period ended December 31, 2014. These consolidated financial statements are the responsibility of Aptose Biosciences Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aptose Biosciences Inc. as of December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2016 and the seven-month period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2017

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Aptose biosciences Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	December 31, 2016	December 31, 2015
Assets

Current assets:
Cash and cash equivalents (note 4(a))	$10,662	$11,503
Investments (note 4(b))	-	8,245
Prepaid expenses and other assets	663	1,067
Total current assets	11,325	20,815

Non-current assets:
Equipment and intangibles (note 5)	285	434
Total non-current assets	285	434

Total assets	$11,610	$21,249

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities (note 17)	$1,770	$2,356
Total current liabilities	1,770	2,356

Shareholders' equity:
Share capital (note 9):
Common shares	230,976	223,425
Stock options (notes 9(e) and 10)	8,133	6,256
Contributed surplus (note 9(d))	22,267	22,037
Warrants (note 9(c))	-	84
Deficit	(251,536)	(232,909)
Total shareholders' equity	9,840	18,893

Total liabilities and shareholders' equity	$11,610	$21,249

See accompanying notes to consolidated financial statements.

Commitments, contingencies and guarantees (Note 15)

Subsequent event (Note 18)

On behalf of the Board:

“Warren Whitehead”	Director

“William Rice”	Director

APTOSE Biosciences Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for per common share data)

Years ended December 31, 2016, 2015, and 7 months period ended December 31, 2014

	Year ended December 31, 2016	Year ended December 31, 2015	7 months ended December 31, 2014
			(note 17)
Revenue	$-	$-	$-

Expenses:
Research and development (notes 11)	10,322	6,254	2,404
General and administrative (note 12)	8,344	9,845	5,542
Operating expenses	18,666	16,099	7,946

Finance expense (note 13)	66	43	104
Finance income (note 13)	(105)	(1,516)	(279)
Net finance (income) expense	(39)	(1,473)	(175)

Net loss and total comprehensive loss for the period	$(18,627)	$(14,626)	$(7,771)

Basic and diluted loss per common share	$(1.46)	$(1.23)	$(0.67)

Weighted average number of common shares outstanding used in the calculation of (in thousands) (note 9(f)):
Basic and diluted loss per common share	12,743	11,906	11,605

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2016, 2015, and 7 months period ended December 31, 2014

	Share capital	Stock options	Warrants	Contributed surplus	Equity portion of debt	Deficit	Total

Balance, December 31, 2015	$223,425	$6,256	$84	$22,037	$-	$(232,909)	$18,893
Common shares issued under the ATM (note 9(b))	7,551	-	-	-	-	-	7,551
Expiry of warrants (note 9 (c))	-	-	(84)	84	-	-	-
Stock-based compensation (note 10)	-	2,023	-	-	-	-	2,023
Expiry of stock options	-	(146)	-	146	-	-	-
Net loss for the period	-	-	-	-	-	(18,627)	(18,627)
Balance, December 31, 2016	$230,976	$8,133	$-	$22,267	$-	$(251,536)	$9,840

Balance, December 31, 2014	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272
Exercise of warrants (note 9(c))	503	-	(155)	-	-	-	348
Exercise of stock options	1,215	(566)	-	-	-	-	649
Conversion of promissory notes (note 7)	438	-	-	54	(64)	-	428
Common shares issued under the ATM (note 9(b))	10	-	-	-	-	-	10
Expiry of warrants (note 9 (c))	-	-	(262)	262	-	-	-
Stock-based compensation (note 10)	-	2,812	-	-	-	-	2,812
Expiry of stock options	-	(68)	-	68	-	-	-
Net loss for the period	-	-	-	-	-	(14,626)	(14,626)
Balance, December 31, 2015	$223,425	$6,256	$84	$22,037	$-	$(232,909)	$18,893

Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439
Exercise of warrants (note 9(c))	7,814	-	(1,166)	-	-	-	6,648
Exercise of stock options	345	(162)	-	-	-	-	183
Conversion of promissory notes (note 7)	162	-	-	8	(24)	-	146
Expiry of warrants (note 9 (c))	-	-	(190)	190	-	-	-
Stock-based compensation (note 10)	-	1,627	-	-	-	-	1,627
Expiry of stock options	-	(45)		45		-	-
Net loss for the seven month period	-	-	-	-	-	(7,771)	(7,771)
Balance, December 31, 2014	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2016, 2015, and 7 months period ended December 31, 2014

	Year ended December 31, 2016	Year ended December 31, 2015	7 months ended December 31, 2014
Cash flows from operating activities:
Net loss for the year	$(18,627)	$(14,626)	$(7,771)
Items not involving cash:
Stock-based compensation	2,023	2,812	1,627
Depreciation and amortization	154	96	22
Interest income	(105)	(286)	(279)
Unrealized foreign exchange loss (gain)	305	(929)	-
Interest and accretion expense	-	43	58
Change in non-cash operating working capital (note 6)	(182)	226	(374)
Cash used in operating activities	(16,432)	(12,664)	(6,717)

Cash flows from financing activities:
Issuance of common shares under the ATM, net of issuance costs (note 9(b))	7,551	10	-
Exercise of warrants, options and DSU’s (note 9)	-	997	6,831
Interest paid on notes and loans	-	(25)	(30)
Cash provided by financing activities	7,551	982	6,801

Cash flows from investing activities:
Maturity (acquisition) of investments	8,245	7,935	(5,161)
Purchase of equipment	(5)	(330)	(204)
Interest received	105	286	279
Cash provided by (used in) investing activities	8,345	7,891	(5,086)

Effect of exchange rate fluctuations on cash and cash equivalents held	(305)	929	-

Increase (Decrease) in cash and cash equivalents	(536)	(2,862)	(5,002)

Cash and cash equivalents, beginning of year	11,503	14,365	19,367

Cash and cash equivalents, end of year	$10,662	$11,503	$14,365

Supplemental cash flow information (note 6)

See accompanying notes to consolidated financial statements.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

Aptose changed its name from Lorus Therapeutics Inc. effective August 28, 2014.

The current reporting fiscal period is for the year ended December 31, 2016, while the prior comparative periods are for the year ended December 31, 2015 and for the seven months ended December 31, 2014. On July 17, 2014, the Company changed its fiscal year end from May 31 to December 31. As a result of that change, the prior period of the seven months ended December 31, 2014 is not directly comparable to the twelve months periods ended December 31, 2016 and 2015.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on March 28, 2017.

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

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

2.       Basis of presentation (continued):

Management’s assessment of the Company’s ability to continue as a going concern involves making a judgment, at a particular point in time, about inherently uncertain future outcomes and events or conditions. Please see note 8 (b) (ii) for a discussion of the factors considered by management in arriving at its assessment.

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

The Company has deductible temporary differences which create a deferred tax asset. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits.. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years and prior years’ research and development expenses not yet deducted for income tax purposes. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

The Company's financial instruments are comprised of the following:

Financial assets	Classification	Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost

Financial liabilities	Classification	Measurement

Accounts payable, accrued liabilities	Other liabilities	Amortized cost

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

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. The Company's intangible assets consist of computer application software that is not an integral part of the related hardware. Subsequent expenditures that increase application software functionality are recognized in the carrying amount of intangible assets if they embody future economic benefit to the Company. All other costs including the costs of day-to-day servicing of intangible assets are expensed as incurred. Amortization is recognized in expense on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

3.	Significant accounting policies (continued):

The Company has not capitalized any development costs to date.

(h)	Investment tax credits:

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

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

3.	Significant accounting policies (continued):

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(n)	Standards and interpretations adopted in the year ended December 31, 2016:

Effective January 1, 2016, the Company adopted the amendments to IAS1 Presentation of Financial Statements issued by the IASB in December 2014. The impact of adoption of these amendments did not to have a material impact on the financial statements.

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

(iii) Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

3.	Significant accounting policies (continued):

On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The extent of the impact of adoption of the standard has not yet been determined.

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

The capital structure of the Company consists of equity comprised of share capital, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

4.	Capital disclosures (continued):

The Company is not subject to externally imposed capital requirements, and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2015.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $3.951 million (December 31, 2015 - $761 thousand) and funds deposited into high interest savings accounts totalling $6.711 million (December 31, 2015 - $10.742 million). The current interest rate earned on these deposits is between 0.45% and 0.75% (December 31, 2015 – 0.2%-0.75%).

(b)	Investments:

As at December 31, 2016, there were no investments outstanding. As at December 31, 2015, investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings including investments six investments with maturity dates from April 22, 2016 to June 19, 2016, bearing an interest rate from 1.80% to 2.10% per annum.

5.	Equipment and intangible assets:

Equipment:
		Accumulated	Net book
December 31, 2016	Cost	depreciation	value
Equipment	$232	$80	$152
Computer hardware	45	33	12
Office furniture	47	16	31
Leasehold improvements	92	35	57
	$416	$164	$252

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Equipment	$229	$34	$195
Computer hardware	49	20	29
Office furniture	61	9	52
Leasehold improvements	110	18	92
	$449	$81	$368

During the year ended December 31, 2016, the Company terminated an office lease which resulted in the disposal of office furniture with a net book value of $10K and a write down of leasehold improvements with a net book value of $9K.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

5.	Equipment and intangible assets (continued):

During the year ended December 31, 2015, the Company disposed of $476 thousand in fully depreciated equipment, $12 thousand in fully depreciated computer hardware and $37 thousand in fully depreciated furniture no longer in use.

Intangible assets:

		Accumulated	Net book
December 31, 2016	Cost	amortization	value
Computer software	$107	$74	$33
	$107	$74	$33

		Accumulated	Net book
December 31, 2015	Cost	amortization	value
Computer software	$105	$39	$66
	$105	$39	$66

6.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	Year ended	Year ended	7 months ended
(in thousands)	December 31, 2016	Dec 31, 2015	Dec 31, 2014

Prepaid expenses and other assets	$404	$(212)	$(360)
Accounts payable and accrued liabilities	(586)	438	(14)
Balance, end of period	$(182)	$226	$(374)

The Company did not incur any interest expense in the year ended December 31, 2016.

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

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

During the year ended December 31, 2015, all of the outstanding promissory notes were converted into common shares of the Company.

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	December 31,
	2016	2015

Financial assets:
Cash and cash equivalents, consisting of high interest
savings account, measured at amortized cost	$10,662	$11,503
Investments, consisting of guaranteed investment
certificates, measured at amortized cost	−	8,245

Financial liabilities:
Accounts payable and accrued liabilities, measured	1,770	2,356
at amortized cost

At December 31, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

In managing its liquidity risk, the Company has considered its available cash and cash equivalents and has reprioritized its resources towards the development of CG 806. This reprioritization has resulted in reduced expected cash outflows for the year ending December 31, 2017 relative to what was forecast as of September 30, 2016. The Company has also considered additional cash raised through its At-The-Market (“ATM”) facility of $US 3.7M since December 31, 2016 (see note 18) and its ability to continue to raise funds under this facility in 2017 in assessing whether it will have sufficient resources to fund research and development operations through to at least the year ending December 31, 2017.

After considering the above factors, management have concluded that there are no material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern. However, the estimates made by management in reaching this conclusion are based on information available as of the date these financial statements were authorized for issuance. Accordingly, actual experience will differ from those estimates and the variation may be material.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

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

(iv)	Currency risk:

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $638 thousand (December 31, 2015 - $576 thousand, December 31, 2014 - $50 thousand). Balances in foreign currencies are as follows:

	US$ Balances
	December 31,	December 31,	December 31,
(in thousands) 2016	2016	2015	2014

Cash and cash equivalents	$5,798	$5,000	$66
Accounts payable and accrued liabilities	(1,044)	(838)	(565)
Balance, end of period	$4,754	$4,162	$(499)

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

9.	Share capital (continued):

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

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, May 31, 2014	10,388	$212,938	1,630		$1,857
Warrant exercises	1,231	7,814	(1,231)		(1,166)
Warrant expiry	−	−	(190)		(190)
Option exercises	36	345	−		−
Promissory note conversion	45	162	−		−
Balance, December 31, 2014	11,700	$221,259	209		$501
Warrant exercises	81	503	(81)		(155)
Warrant expiry	−	−	(55)		(262)
Option exercises	143	1,215	−		−
Common shares under the ATM(b)	2	10	−		−
Promissory note conversion	122	438	−		−
Balance, December 31, 2015	12,048	$223,425	73		$84
Common shares under the ATM(b)	3,674	7,551	−		−
Warrant expiry (c)(i)	−	−	(73)		(84)
Balance, December 31, 2016	15,722	$230,976	−	$	−

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

9.	Share capital (continued):

(b)	Equity issuances:

At-The-Market (“ATM”) Facility

On April 2, 2015, Aptose entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, Aptose may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. The Company determines, at our sole discretion, the timing and number of shares to be sold under this ATM facility.

During the year ended December 31, 2016, the Company issued 3,673,933 common shares under the ATM at a price of US$1.65 per share for gross proceeds of USD$6.06 million or CDN$7.97 million. Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees. The net proceeds raised year to date total USD$5.69 million or CDN$7.55 million.

(c)	Warrants:

There were no warrants exercised during the year ended December 31, 2016. During the year ended December 31, 2016, 73 thousand warrants with an original fair value of $84 thousand expired unexercised. The original fair value amount was transferred from warrants to contributed surplus.

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

(i)	August 2011 warrants were exercisable into common shares of Aptose at a price per share of $5.40 and expired in August 2016.

(ii)	June 2013 private placement warrants were exercisable into common shares of Aptose at a price per share of $3.00 and expired in June 2015.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

9.	Share capital (continued):

(iii)	December 2013 broker warrants were exercisable into common shares of Aptose at a price per share of $6.60 and expired in December 2015.

(iv)	June 2012 private placement warrants were exercisable into common shares of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expired on June 8, 2014.

(d)	Contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions. The balance as at December 31, 2016 is $22,267 (2015 - $22, 037, 2014 - $21,653).

(f)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2016 of 12.743 million, the year ended December 31, 2015 of 11.906 million and the seven months ending December 31, 2014 of 11.605 million, calculated as follows:

	Year ended	Year ended	7 months ended
	December 31,	December 31,	December 31,
(in thousands)	2016	2015	2014

Issued common shares beginning of period	12,048	11,700	10,388
Effect of ATM issuances	695	−	−
Effect of warrant exercises	−	49	1,200
Effect of option and DSU exercises	−	103	4
Effect of promissory note conversions	−	54	13
Balance, end of period	12,743	11,906	11,605

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

10.	Stock-based compensation:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 17.5% of the total number of outstanding common shares, estimated at 2,751,000 options, rights and other entitlements as at December 31, 2016. Options are granted at the fair market value of the common shares on the closing trading price of the Company's stock on the day prior to the grant if the grant is made during the trading day or the closing trading price on the day of grant if the grant is issued after markets have closed. Options vest at various rates (immediate to four years) and have a term of 10 years. Stock option transactions for the year ended December 31, 2016, the year ended December 31, 2015, and the seven months period ended December 31, 2014 are summarized as follows:

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

10.	Stock-based compensation (continued):

Option numbers are in (000’s)

	Year ended
	December 31, 2016
		Weighted
		average
		exercise
	Options	price

Outstanding, beginning of period	1,689	$6.31
Granted	382	3.82
Exercised	−	−
Expired	(12)	16.15
Forfeited	(54)	5.53
Outstanding, end of the period	2,005	5.79

Option numbers are in (000’s)

	Year ended		7 months ended
	December 31, 2015		December 31, 2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	1,374	$5.95	824	$6.22
Granted	478	6.92	604	5.57
Exercised	(143)	4.53	(36)	5.14
Forfeited	(20)	9.85	(18)	6.96
Outstanding, end of year	1,689	6.31	1,374	5.95

The following table summarizes information about stock options outstanding at December 31, 2016:

Option numbers are in (000’s)

		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$2.16 - $ 4.49	468	8.0	$3.59	109	$2.81
$4.50 - $ 5.49	153	7.6	5.26	115	5.26
$5.50 - $ 5.85	471	7.2	5.70	361	5.70
$5.86 - $ 6.87	348	7.5	6.24	249	6.17
$6.88 - $79.20	565	7.8	7.57	404	7.80
	2,005	7.6	5.79	1,238	6.19

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

10.	Stock-based compensation (continued):

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period:

	Year ended	Year ended	7 months ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Exercise price	$3.82	$ 6.77-7.14	$ 5.16-5.70
Grant date share price	3.82	6.77-7.14	5.16-5.70
Risk-free interest rate	0.68%	0.75-1.5%	1.5%
Expected dividend yield	−	−	−
Expected volatility	110%	103-113%	53-122%
Expected life of options	5 years	5 years	3 months-
			5 years
Weighted average fair value of options
granted or modified during the period	$2.99	$5.34	$4.56

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the twelve months ended December 31, 2016, consist of 381,900 options that vest 50% after one year and 16.67% on each of the next three anniversaries.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

11.	Research and Development:

Components of research and development expenses are as follows:

	Year ended	Year ended	7 months ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Research and Development excluding salaries	$6,442	$4,046	$1,352
Crystal Genomics Option Fee (a)	1,294	-	-
Salaries	2,246	1,969	1,019
Stock-based compensation	293	210	29
Depreciation of equipment	47	29	4
	$10,322	$6,254	$2,404

(a)	During the year ended December 31, 2016, the Company paid US$1.0 million ($1.3 million) to CrystalGenomics for an option fee related to the CG’806 technology.

12.	General and Administrative:

Components of general and administrative expenses:

	Year ended	Year ended	7 months ended
	December 31,	December 31,	December 31,
	2016	2015	2014

General and administrative excluding salaries	$3,412	$4,317	$2,421
Salaries	3,095	2,859	1,505
Stock-based compensation	1,730	2,602	1,598
Depreciation of equipment and amortization	107	67	18
	$8,344	$9,845	$5,542

13.	Finance income and expense:

Components of finance income:

	Year ended	Year ended	7 months ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Interest income	$105	$286	$279
Foreign exchange gain on cash and
cash equivalents	−	1,230	−

	$105	$1,516	$279

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

13.	Finance income and expense (continued):

Components of finance expense:

	Year ended	Year ended	7 months ended
	December 31,	December 31,	December 31,
	2016	2015	2014
			(note 17)

Interest expense	$-	$25	$30
Accretion expense	-	18	28
Foreign exchange loss on cash and
cash equivalents	66	-	46

	$66	$43	$104

14.	Related party transactions:

In March 2015, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2017 and will be billed monthly for services rendered. The total amount for services provided under the agreement is not to exceed US$200 thousand.

This transaction is in the normal course of business and will be measured at the amount of consideration established and agreed to by the related parties. During year ended December 31, 2016, the Company recorded US$168 thousand related to the agreement.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consist of the members of the Board of Directors along with the officers of the Company. For the years ended December 31, 2016 and 2015, and for the seven month period ended December 31, 2014, the officers were the Chairman, President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer as well as the Senior Vice President and Chief Business Officer.

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

14.	Related party transactions (continued):

Officer compensation:

	Year	Year	7 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Salaries and short-term employee benefits	$2,046	$1,863	$1,029
Stock-based compensation	1,413	2,101	1,452

	$3,459	$3,964	$2,481

Director compensation:

	Year	Year	7 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Directors' fees	$317	$328	$118
Stock-based compensation	209	307	117

	$526	$635	$235

The amounts disclosed in the table above have been recognized as an expense during the reporting period related to key management personnel. Included in accounts payable and accrued liabilities, is $351 thousand (2015 - $13 thousand, 2014 – $29 thousand) owing to directors and officers of the Company relating to unpaid compensation, directors’ fees and reimbursable expenses.

15.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years	Total

Operating leases	$358	$649	$59	$1,066

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

15.	Commitments, contingencies and guarantees (continued):

(b)	Other contractual commitments:

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253 and for its research program for its new program CG’806. These contracts will result in future payments commitments of up to $430 thousand.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement with CrystalGenomics, the Company has future contingent milestones obligations relating to filing of an Investigational New Drug (“IND”) of US$2.0 million, development milestones on the initiation of Phase 2 and pivotal clinical trial of US$16 million, and regulatory milestones totalling US$44 million. In addition, the Company also has an obligation to pay royalty payments on sales of commercialized product. The company does not anticipate making any payments under this license agreement in 2017.

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

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

16.	Income taxes:

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2015	2016

Net operating losses carried forward	$15,767	$11,209
Research and development expenditures	6,845	6,845
Equipment book over tax depreciation	494	490
Intangible asset	3,097	3,097
Undeducted financing costs	362	389
Ontario Research and Development Tax Credit	535	537
Cumulative eligible capital	358	398
Unrecognized deferred tax asset	$27,458	$22,965

The Company has available research and development expenditures for income tax purposes, totaling $25.8 million that can be carried forward indefinitely to reduce future years’ taxable income.  The Company also has non-refundable federal investment tax credits of approximately $5.4 million which are available to reduce future federal taxes payable and begin to expire in 2017, as well as non-refundable Ontario research and development tax credits of approximately $535 thousand which are available to reduce future Ontario taxes payable and begin to expire in 2028.

In addition, the Company has non-capital loss carryforwards of $59.2 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2026	$11
2027	4,349
2028	3,744
2029	657
2030	2,907
2031	2,581
2032	3,479
2033	7,513
2034	5,745
2035	11,303
2036	16,966
$59,255

aptose biosciences inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2016 and 2015, Seven Months ended December 31, 2014

16.	Income taxes (continued):

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate are as follows:

	Year ended	Year ended	7 months ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Loss before income taxes	$(18,627)	$(14,626)	$(7,771)
Statutory Canadian corporate tax rate	26.5%	26.5%	26.5%

Anticipated tax recovery	$(4,936)	$(3,876)	$(2,059)
Non-deductible permanent differences	539	754	441
Change in deferred tax benefits deemed not probable to be recovered	4,493	3,255	1,643
Other	(96)	(133)	(25)
	$-	$–	$–

17.	Comparative figures:

Certain comparative figures in the year ended December 31, 2015 have been reclassified in order to conform to the presentation in the current year.

In the seven months ended December 31, 2014, $46 thousand was deducted from general and administrative expense and reclassified to finance expense. This $46 thousand related to foreign exchange losses on cash and cash equivalent balances.

As at December 31, 2015, Accounts Payable and Accrued Liabilities were previously presented as separate line items within the Statement of Financial Position. The line items have been combined to conform with the presentation adopted as of December 31, 2016.

18.	Subsequent Event

Subsequent to the year end, the Company issued 3,127,836 common shares under the ATM for gross proceeds of US$3.7 million. These transactions will be accounted for in the three months ended March 31, 2017.

