Form 40-F
period 2017-12-31
Aptose Biosciences Inc.
filed 2018-03-27
CIK 882361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission file number 001-32001

Aptose Biosciences Inc.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number (if applicable))	98-1136802 (I.R.S. Employer Identification Number (if Applicable))

5955 Airport Road, Suite #228

Mississauga, Ontario L4V 1R9

Canada

(647) 479-9829
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Aptose Biosciences U.S. Inc.
12770 High Bluff Drive, Suite 120

San Diego, California 92130
(858) 926-2730
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Name of each exchange on which registered The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,502,053

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes___     No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X       No___

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  X

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ____

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F (this “Annual Report”) of Aptose Biosciences Inc. (“we”, “us”, “our”, “Aptose” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017. Aptose’s Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Aptose’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of Aptose’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Aptose’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Aptose’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Aptose’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Aptose in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Aptose’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

It should be noted that while Aptose’s principal executive officer and principal financial officer believe that Aptose’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Aptose’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Evaluation of Disclosure Controls and Internal Controls” in our Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. We are not required to include an attestation report of Aptose’s independent registered public accounting firm regarding internal control over financial reporting in this Annual Report because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies. Therefore, management’s report on internal control over financial reporting is not subject to attestation by our independent registered public accounting firm.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, no changes were made in Aptose’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect Aptose’s internal control over financial reporting

40-F2

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

Our board of directors has determined that Mr. Warren Whitehead, a director of Aptose and the chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” within the meaning of applicable NASDAQ Capital Market rules (“NASDAQ”).

Code of Ethics

We adopted a Code of Ethics that meets the definition of a “code of ethics” set forth in Form 40-F, and that applies to all of Aptose’s officers, directors, employees and consultants.

A copy of the code of ethics is available on our website at www.aptose.com or, without charge, upon written request from our Vice President of Finance at our offices located at 5955 Airport Road, Suite #228, Mississauga, Ontario L4V 1R9, Canada. There were been any amendments to, or waivers, including implicit waivers, granted from, any provision of the Code of Ethics during the twelve months ended December 31, 2017.

Principal Accountant Fees and Services

The required disclosure is included under the heading “External Auditor Service Fees ” in our Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report.

Pre-Approval Policies and Procedures.

(a)	Aptose’s audit committee pre-approves all audit and non-services provided to Aptose by its external auditor, KPMG LLP. Also see “Audit Committee Mandate − Pre-Approval Policies and Procedures” in our Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “External Auditor Service Fees”, none of the fees billed by KPMG LLP were approved by the chair of our audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

40-F3

Off-Balance Sheet Arrangements

Aptose does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as at December 31, 2017:

Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$1,357	$225	$410	$433	$289
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on Aptose’s Balance Sheet	-	-	-	-	-
Total	$1,357	$225	$410	$433	$289

Identification of the Audit Committee.

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Denis R. Burger, Brad Thompson, and Warren Whitehead.

NASDAQ Statement of Governance Differences.

As a Canadian corporation listed on NASDAQ, we are not required to comply with certain NASDAQ corporate governance standards. Section 5615(a)(3) of the NASDAQ Marketplace Rules permits NASDAQ to grant exemptions to a foreign private issuer for certain provisions of the Rule 5600 series and Rule 5250(d). We are organized under the laws of Canada and our common shares are listed for trading on the TSX. We comply with the laws of Canada and rules and regulations of the TSX, including rules related to corporate governance practices. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to the NASDAQ Marketplace Rules is as follows:

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

40-F4

Compensation Committee Mandate: NASDAQ required compliance with the revised Rule 5605(d) for all companies following the company’s first annual meeting occurring after January 15, 2014, or October 31, 2014, whichever is earlier. In our case, this was following our August 19, 2014 annual general and special meeting. The changes to the rule include requiring the mandate of the compensation committee to include accountability to external advisors. Our compensation committee mandate does not currently include such requirements.

Shareholder Approval Exemption: Rule 5635 of the NASDAQ Marketplace Rules sets forth circumstances under which shareholder approval is required prior to certain types of security issuances. Pursuant to the NASDAQ Marketplace Rules, a company must receive prior shareholder approval for transactions involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. We received an exemption from this 20% threshold requirement from NASDAQ on October 27, 2017 in connection with our common shares Purchase Agreement with Aspire Capital Fund, LLC. In the event of an issuance meeting the criteria set forth above, we are not required to seek prior shareholder approval.

The foregoing is consistent with the laws, customs and practices in Canada and the rules of the TSX.

40-F5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

We have concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of our agent for service shall be communicated promptly to the Commission by an amendment to the Form F-X referencing our file number.

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2018.

Aptose Biosciences Inc.

By:	/s/ William G. Rice
Name:	William G. Rice, Ph.D.
Title:	Chairman, President and Chief Executive Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017

99.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

101	Interactive Data Files